Form 20-F
period 2021-12-31
Grab Holdings Ltd
filed 2022-04-28
CIK 1855612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:
001-41110

GRAB HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation)
3 Media Close,
#01-03/06
Singapore 138498
(address of principal executive offices)

Christopher Betts

855-739-7864

investor.relations@grab.com
Grab Holdings Limited
3 Media Close,
#01-03/06
Singapore 138498
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.000001 per share	GRAB	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	GRABW	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 3,619,097,899 Class A ordinary shares, 122,882,309 Class B ordinary shares, and 25,999,981 warrants, as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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
of the Exchange Act).    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

CONVENTIONS AND FREQUENTLY USED TERMS
In this annual report, unless the context otherwise requires, the “Company,” “Grab” and references to “we,” “us,” or similar such references should be understood to be references to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities. When this annual report refers to “Grab” “we,” “us,” or similar such references in the context of discussing Grab’s business or other affairs prior to the consummation of the Business Combination on December 1, 2021, it refers to the business of Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities. Following the date of consummation of the Business Combination, references to “Grab” “we,” “us,” or similar such references should be understood to refer to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities. Given that the Business Combination is accounted for as a reverse acquisition, as described in more detail in Note 28 to our consolidated financial statements included elsewhere in this annual report, and the accounting acquirer is Grab Holdings Inc., the post-Business Combination financial statements included in this annual report show the consolidated balances and transactions of the Company and Grab Holdings Inc.
Certain amounts and percentages that appear in this annual report may not sum due to rounding.
Unless otherwise stated or unless the context otherwise requires, in this annual report:
“
AI
” means artificial intelligence;
“
base incentive(s)
” means the amount of incentives to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners;
“
Business Combination
” means the Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement;
“
Business Combination Transactions
” means, collectively, the Initial Merger, the Acquisition Merger and each of the other transactions contemplated by the Business Combination Agreement, the Confidential Disclosure Agreement, dated as of February 8, 2021, between AGC and GHI, the PIPE Subscription Agreements, the Amended and Restated Forward Purchase Agreements, the Sponsor Support Agreement, the GHI Shareholder Support Agreements, the Registration Rights Agreement, the Shareholders’ Deed, the Backstop Subscription Agreement, the Sponsor Subscription Agreement, the Assignment, Assumption and Amendment Agreement, the Initial Merger Filing Documents, the Acquisition Merger Filing Documents and any other related agreements, documents or certificates entered into or delivered pursuant thereto. For details about the Business Combination Transactions and the related agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”;
“
CAGR
” means compound annual growth rate;
“
Class
 A Ordinary Shares
” refers to Class A ordinary shares of the share capital of our company with a par value of $0.000001 each;
“
Class
 B Ordinary Shares
” refers to Class B ordinary shares of the share capital of our company with a par value of $0.000001 each;
“
consumer
” refers to an
end-user
who uses services offered through our platform;
“
Digital Banking JV
” means GXS Bank Pte. Ltd., a private limited company incorporated under the laws of Singapore, which is the joint venture entity with one of our subsidiaries and a subsidiary of Singapore Telecommunications Limited (“Singtel”) as its shareholders and is the entity through which their joint application to the MAS for a digital full bank license in Singapore was made;
“
digital lending
” means lending through digital channels with no
in-person
interactions, which includes both corporate SME lending and consumer lending conducted through such channels;
“
driver-partner
” refers to an independent third-party contractor who provides mobility and/or deliveries services on our platform;

“
e-wallet
” means a software-based system that allows individuals to perform digital and/or electronic payments to a business or individual for either goods or services. This includes proximity transactions in which the device must interact with the point of sale (“POS”) terminal in some way in order to initiate the payment transaction and remote transactions in which the location of the device to the POS terminal is irrelevant. Both pass-through and staged
e-wallets
transactions are included. Peer to peer transfer transactions are excluded;
“
excess incentive(s)
” occurs when the amount of payments made to driver- and merchant-partners exceed the amount of commissions and fees earned by us from those driver- and merchant-partners;
“
Exchange Ratio
” means the quotient obtained by dividing $13.032888 by $10.00, which is 1.3032888;
“
Existing Warrant Agreement
” means the warrant agreement, dated September 30, 2020, by and between AGC and Continental;
“
GDP
” means gross domestic product, which is the sum of gross value added by all resident producers in the economy plus any product taxes and minus any subsidies not included in the value of the products. It is calculated without making deductions for depreciation of fabricated assets or for depletion and degradation of natural resources. Current prices of goods and services were used in its calculation;
“
GFG
” means AA Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and holding company for Grab’s financial services businesses, including its equity interest in the Digital Banking JV;
“
GHI
” means Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities;
“
GHL
” means Grab Holdings Limited (formerly known as J1 Holdings Inc.), an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Limited and its subsidiaries and consolidated affiliated entities;
“
GrabBike
” refers to our ride-hailing booking service, which enables driver-partners to accept bookings for private hire motorcycle rides through our driver-partner application;
“
GrabCar
” refers to our ride-hailing booking service, which enables private hire driver-partners to accept bookings through our driver-partner application, and includes various localized offerings including premium cars (GrabCar Premium), cars equipped to transport persons with mobility needs (GrabAssist), cars equipped with child seats (GrabFamily), large format vehicles or premium economy vehicles (GrabCar Plus) and luxury vans for airport or business travelers (GrabLux);
“
GrabExpress
” means our package delivery booking service, which enables driver-partners to accept bookings for package delivery services through our driver-partner application;
“
GrabFood
” means our food ordering and delivery booking service, which enables merchant-partners to accept bookings for prepared meals from consumers (with options for on-demand
deliveries, scheduled deliveries and
pick-up
orders) through our merchant-partner application and it also enables driver-partners to accept bookings for prepared meal delivery services through our driver-partner application;
“
GrabForGood Fund
” means our proposed endowment fund that aims to introduce and support programs that empower Southeast Asian communities to improve socioeconomic mobility and quality of life;
“
GrabHitch
” refers to our carpooling booking service, which enables drivers other than our driver-partners, who sign up through our platform, to accept bookings for carpool rides through our platform;
“
GrabInvest
” refers to investment products offered through our platform, including those based on money market and short-term fixed-income mutual funds, in which users can invest and grow their savings;

“
GrabKios
” refers to the services offered through our platform in Indonesia, which allow GrabKios agents to act as distributors or resellers of digital goods including mobile airtime credits, bill payment services and
e-commerce
purchasing services;
“
GrabKitchen
” means our centralized food preparation facilities, which are used by certain merchant-partners;
“
GrabMart
” means our goods ordering and delivery booking service, which enables merchant-partners to accept bookings for goods from consumers (with options for on-demand
deliveries, scheduled deliveries and
pick-up
orders) through our merchant-partner application, and it also enables driver-partners to accept bookings for goods delivery services through our driver-partner application;
“
GrabMerchant
” refers to the platform that we provide which equips merchant-partners with tools to grow their business;
“
GrabPay
” means our digital payments solution, which allows consumers to make online and offline electronic payments using their mobile wallet and also allows our driver- and merchant-partners to receive digital payments for their services;
“
GrabRentals
” refers to our offering which facilitates vehicle rental for our driver-partners at competitive rates through our rental fleet or third-party rental services, to allow driver-partners with limited vehicle access to offer services on our platform;
“
GrabRewards
” means our loyalty platform providing consumers that use services offered through our platform with a large catalog of points redemption options, including offers from both popular merchant-partners and us;
“
JustGrab
” refers to our ride-hailing booking service, which enables driver-partners to accept bookings for private hire car rides or taxi rides, in both cases with upfront non-metered
pricing;
“
Key Executives
” refers to our CEO and
co-founder
Anthony Tan,
co-founder
Tan Hooi Ling and President Maa Ming-Hokng;
“
MAS
” means the Monetary Authority of Singapore;
“
merchant-partner
” refers to online and offline merchants, restaurants and food stalls, convenience stores or retail shops or shops that sell products or services on our platform;
“
MSMEs
” means micro, small and medium sized businesses;
“
NASDAQ
” means the Nasdaq Stock Market;
“
on-demand
driver
” refers to drivers (regardless of vehicle type) registered with an on-demand
service provider, who can be deployed on demand to fulfill a variety of services such as services associated with ride-hailing, food delivery, and logistics;
“
online food delivery
” means prepared meals (food and drink) which are ordered online and delivered to the consumer. Only orders made by means of platforms are included and does not include takeaway sales, transported off premise by the consumer;
“
online investment
” means investments through digital channels with no
in-person
interactions;
“
OVO
” refers to PT Visionet Internasional, a subsidiary of PT Bumi Cakrawala Perkasa, one of our subsidiaries, and a digital platform service located in Indonesia that offers payments, customer incentives in the form of loyalty points and financial services;
“
PayLater
” refers to the
buy-now-pay-later
products offered through our platform that enables receivables factoring or digital lending service (in certain markets) and allow our driver- and merchant-partners to offer their consumers the option to pay for goods and services either in one bill at the end of the month or such other predetermined period or on an installment basis;

“
PDPC
” means Personal Data Protection Commission, Singapore’s main authority in matters relating to personal data protection;
“
Permitted Entities
” of a Key Executive means: (i) any person in respect of which the Key Executive has, directly or indirectly (A) control over the voting of Class B Ordinary Shares held or to be transferred to that person, (B) the ability to direct or cause the direction of the management and policies of that person or any other person having authority referred to in the immediately foregoing, or (C) the operational or practical control of that person, including through the right to appoint, designate, remove or replace the person having the authority referred to in the foregoing; (ii) any trust the beneficiaries of which consist primarily of a Key Executive, his or her family members, and/or any person controlled by a trust, including, with respect to Mr. Tan, Hibiscus Worldwide Ltd.; or (iii) any person controlled by a trust described in the immediately foregoing;
“
Permitted Transferee
” of a holder of Class B Ordinary Shares means: (i) any Key Executive; (ii) any Key Executive’s Permitted Entities; (iii) the transferee or other recipient in any transfer of any GHL Class B Ordinary Shares by any holder of Class B Ordinary Shares to (A) his or her family members, (B) any other relative or individual approved by the GHL board of directors, (C) any trust or estate planning entity primarily for the benefit of, or the ownership interest of which are controlled by, such holder of Class B Ordinary Shares, his or her family members and/or other trusts or estate planning entities, or any entity controlled by such a trust or estate planning entity, or (D) occurring by operation of law, including in connection with divorce proceedings; (iv) any charitable organization, foundation or similar entity; (v) GrabForGood Fund; (vi) GHL or any of its subsidiaries; and (vii) in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive other than Mr. Tan, any Key Executive’s family members, another holder of Class B Ordinary Shares, or a designee approved by a majority of all members of GHL’s board of directors (and Class B Directors shall form a majority of such majority of all directors); provided that (x) as a condition to the applicable transfer, any Permitted Transferee shall have adhered to the proxy to Mr. Tan; and (y) in case of any transfer of Class B Ordinary Shares pursuant to clauses (ii)-(v) above to a person who later ceases to be a Permitted Transferee, GHL may refuse registration of any subsequent transfer except back to the transferor of such Class B Ordinary Shares;
“
prepared meal
” means food and drink served through channels such as cafés/bars, full-service restaurants, limited-service restaurants, self-service cafeterias and street stalls/kiosks;
“
receivables factoring
” means the purchasing from merchants or service providers of account payables to them by consumers to whom they have provided goods or services;
“
regional corporate costs
” means costs that are not attributed to any of the business segments, including certain regional research and development expenses, general and administrative expenses and marketing expenses. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses;
“
ride-hailing
” means prearranged and
on-demand
transportation service for compensation in which drivers and passengers connect via digital applications or platforms;
“
SEC
” means the U.S. Securities and Exchange Commission;
“
Southeast Asia
” refers to Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam, unless otherwise noted;
“
superapp
” means an integrated mobile application of many applications that aims to provide a one-stop
marketplace platform with multiple offerings delivered via a single technology platform and third-party integrations;
“
Term Loan B Facility
” means the $2 billion senior secured term loan B facility under the Credit and Guaranty Agreement, dated as of January 29, 2021 (as amended), by and among GHI, Grab Technology LLC, certain guarantors, certain lenders, JPMorgan Chase Bank, N.A., as administrative agent, and Wilmington Trust (London) Limited, as collateral agent;

“
total insurance premium volume
” means direct premium volumes of insurance companies. Premiums paid to state social insurers are not included, and life and non-life
premium volume are included;
“
U.S. Dollars
” and “
$
” means United States dollars, the legal currency of the United States; and
“
Warrant
” means a warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.
Non-IFRS
Financial Measures
Unless otherwise stated or unless the context otherwise requires in this annual report:
“
Adjusted EBITDA
” is a
non-IFRS
financial measure calculated as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial
assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses; and
“
Segment Adjusted EBITDA
” is a
non-IFRS
financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
Key Operating Metrics
Unless otherwise stated or unless the context otherwise requires in this annual report:
“
commission rate
” represents the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users,
as a percentage of GMV, over the period of measurement;
“
consumer incentives
” represents the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue;
“
GMV
” means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls and fees, over the period of measurement;
“
MTUs
” means monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via our products, where transact means to have successfully paid for any of our products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period;
“
partner incentives
” represents the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners; and
“
TPV
” means total payments volume received from consumers, which is an operating metric defined as the value of payments, net of payment reversals, successfully completed through our platform.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, the markets in which we operate, the benefits and synergies of the Business Combination, including anticipated cost savings, as well as the possible or assumed future results of operations of the combined company after the recent consummation of the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:

•
Developments related to the
COVID-19
pandemic, including, among others, with respect to
stay-at-home
orders, social distancing measures, the success of vaccine rollouts, numbers of
COVID-19
cases and the occurrence of new
COVID-19
strains;

•	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

•	Our ability to successfully compete in highly competitive industries and markets;

•	Our ability to reduce incentives paid to driver-partners, merchant-partners and consumers;

•	Our ability to continue to adjust our offerings to meet market demand, attract users to our platform and grow our ecosystem;

•	Political instability in the jurisdictions in which we operate;

•	Breaches of laws or regulations in the operation and management of our current and future businesses and assets;

•	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•	Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;

•	Our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

•	Changes in the need for capital and the availability of financing and capital to fund these needs;

•	Anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

•	The safety, affordability, convenience and breadth of our platform and offerings;

•
Man-made
or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that may directly or indirectly affect our business or assets;

•	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•	Exchange rate fluctuations;

•	Changes in interest rates or rates of inflation;

•	Legal, regulatory and other proceedings;

•	Changes in applicable laws or regulations, or the application thereof on us;

•	Our ability to maintain the listing of our securities on NASDAQ; and

•	The results of any future financing efforts.
The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report or elsewhere might not occur.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors
An investment in our Class A Ordinary Shares and Warrants involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully after this summary. You should carefully consider the risks below and after this summary before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.
Risks Relating to Our Business and Industry

•
Our business is still in a relatively early stage of growth, and if our business or superapp platform do not continue to grow, grow more slowly than we expect, fail to grow as large as we expect or fail to achieve profitability, our business, financial condition, results of operations and prospects could be materially and adversely affected.

•	We face intense competition across the segments and markets we serve.

•	We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.

•
Our ability to decrease net losses and achieve profitability is dependent on our ability to reduce the amount of partner and consumer incentives we pay relative to the commissions and fees we receive for our services.

•	Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

•	Our brand and reputation are among our most important assets and are critical to the success of our business.

•
The COVID-19 pandemic has materially impacted our business, is still ongoing, and it or other pandemics or public health threats could adversely affect our business, financial condition, results of operations and prospects.

•	If we fail to manage our growth effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.

•
We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. Our audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to our operations in one of the countries in which we operate and have voluntarily self-reported the potential violations to the U.S. Department of Justice. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.

•	If we are required to reclassify drivers as employees or otherwise, or if driver-partners and/or employees unionize, there may be adverse business, financial, tax, legal and other consequences.

•
If we are unable to continue to grow our base of platform users, including driver- or merchant-partners and consumers accessing our offerings, our value proposition for each such constituent group could diminish, impacting our results of operations and prospects.

Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia

•	In certain jurisdictions, we are subject to restrictions on foreign ownership.

•	We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.

•
Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in any regions of Southeast Asia as well as globally.

•	Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect us.

•	We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.
Risks Relating to the Company’s Securities

•	The prices of our Class A Ordinary Shares and Warrants may be volatile.

•	Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Class A Ordinary Shares and Warrants to fall.

•
Unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes (direct or indirect), levies or other liabilities may be incurred or required subsequent to, or in connection with, the Business Combination consummated in December 2021, which could have a significant negative effect on our financial condition and results of operations and the price of Class A Ordinary Shares and Warrants, which in turn could cause you to lose some or all of your investment.

•
Becoming a public company through a merger rather than an underwritten offering presents risks to unaffiliated investors. We may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our Securities, which could cause our shareholders to lose some or all of their investment.

•	We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.
Risks Relating to Our Business and Industry
Our business is still in a relatively early stage of growth, and if our business or superapp platform do not continue to grow, grow more slowly than we expect, fail to grow as large as we expect or fail to achieve profitability, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Although our business has grown rapidly, our businesses in Southeast Asia and in particular our superapp platform are relatively new, and there is no assurance that we will be able to achieve and maintain growth and profitability across all of our business segments. There is also no assurance that market acceptance of our offerings will continue to grow or that new offerings will be accepted. In addition, our business could be impacted by macro-economic conditions and their effect on discretionary consumer spending, which in turn could impact consumer demand for offerings made available through our platform.
Our management believes that our growth depends on a number of factors, including our ability to:

•
expand and diversify our deliveries, mobility, financial services and other offerings, which include innovating in new areas such as financial services and often requires us to make long-term investments and absorb losses while we build scale;

•	maintain and/or increase the scale of the driver- and merchant-partner base and increase consumer usage of our platform and the synergies within our ecosystem;

•	optimize our cost efficiency;

•	reduce incentives paid to driver-partners, merchant-partners and consumers;

•	enhance and develop our superapp, the tools we provide the driver- and merchant-partners and payments network along with our other technology and infrastructure;

•	recruit and retain high quality industry talent;

•
expand our business in the countries in which we operate, which requires managing varying infrastructure, regulations, systems and user expectations and implementing our hyperlocal approach to operations;

•	expand into business activities where we have limited experience, such as offline businesses, or no experience at all;

•	manage price sensitivity and driver- and merchant-partner and consumer preferences by segment and geographic location, particularly as we aim to increase market penetration within our markets;

•	maintain and enhance our reputation and brand;

•	ensure adequate safety and hygiene standards are established and maintained across our offerings;

•	continue to form strategic partnerships, including with leading multinationals and global brands;

•	manage our relationships with stakeholders and regulators in each of our markets, as well as the impact of existing and evolving regulations;

•	obtain and maintain licenses and regulatory approvals that may be required for our financial services or other offerings;

•	compete effectively with our competitors; and

•	manage the challenges associated with the COVID-19 pandemic.
We may not successfully accomplish any of these objectives.
In addition, achieving profitability will require us, for example, to continue to grow and scale our business, manage promotion and incentive spending, improve monetization, improve efficiency in scale marketing and other spending and increase consumer spending on our platform. Our growth so far has been driven in part by incentives we offer driver-partners, merchant-partners and consumers. As we have achieved greater scale, we have and may continue to seek to reduce incentives, which can impact both profitability and growth. For example, in the fourth quarter of 2021 our revenue declined by 44% from the fourth quarter of 2020 as we preemptively invested to grow the supply of active drivers on our platform to support recovery in mobility demand. Consumer incentives for mobility and deliveries also increased in the same quarter as we invested in maintaining and growing our category share and MTU growth. We have and may continue to make additional investments in driver and consumer incentives in the first half of 2022, and to the extent we continue to make such investments in the future, our revenue could again be adversely impacted.
We cannot assure you that we will be able to continue to grow and manage each of our segments or our superapp platform or achieve or maintain profitability. Our success will depend to a substantial extent on our ability to develop appropriate strategies and plans, including our sales and marketing efforts, and implement such plans effectively. If driver- and merchant-partners and consumers accessing offerings through our platform do not perceive us as beneficial, or choose not to utilize us, then the market for our business may not further develop, may develop slower than we expect, or may not achieve the growth potential or profitability we expect, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.
We face intense competition across the segments and markets we serve.
We face competition in each of our segments and markets. The segments and markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation, and introductions of new services and offerings. We compete both for driver- and merchant-partners and for consumers accessing offerings through our platform. Our competitors may operate in single or multiple segments and in a single market or regionally across multiple markets. These competitors may be well-established or new entrants and focused on providing low-cost
alternatives or higher quality offerings, or any combination thereof. New competitors may include established players with existing businesses in other segments or markets that expand to compete in our segments or markets. Competitors focused on a limited number of segments or markets may be better able to develop specialized expertise or employ resources in a more targeted manner than we do. Such competitors may also enjoy lower overhead costs by not operating across multiple segments and markets. Our competitors in certain geographic markets may enjoy competitive advantages such as reputational advantages, better brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and more supportive regulatory regimes and may also offer discounted services, driver- or merchant-partner incentives, consumer incentives, discounts or promotions, innovative products and offerings, or alternative pricing models. From time to time competitive factors have caused, and may continue to cause, us to reduce prices or fees and commissions and increase driver-partner, merchant-partner or consumer incentives and marketing expenses, which has impacted and could continue to impact our revenues and costs. Furthermore, the rise of nationalism coupled with government policies favoring the creation or growth of local technology companies could favor our competitors and impact our position in our markets. In addition, some of our competitors may consolidate to expand their market position and capabilities. For example, in May 2021 there was a merger between Indonesia-based Gojek, which operates in the ride-hailing and deliveries business, and Tokopedia, an
e-commerce
platform.

In our segments and markets, the barriers to entry are low and driver- and merchant-partners and consumers may choose alternative platforms or services. Our competitors may adopt certain of our product features, or may adopt innovations that consumers or driver- or merchant-partners value more highly than ours, which could render the offerings on our platform less attractive or reduce our ability to differentiate our offerings. The driver-partners may shift to the platform with the highest earning potential or highest volume of work, and the merchant-partners may shift to the platform that provides the lowest fees and commissions or the highest volume of business or other opportunities to increase profitability. Driver- and merchant-partners and consumers may shift to the platform that otherwise provides them with the best opportunities. Consumers may access driver or merchant goods or services through the lowest-cost or highest-quality provider or platform or a provider or platform that provides better choices or a more convenient technology platform. With respect to our platform, driver- and merchant-partners and consumers may shift to other platforms based on overall user experience and convenience, tools to enhance profitability, integration with mobile and networking applications, quality of mobile applications, and convenience of payment settlement services. In our deliveries segment, we face competition from regional players such as Foodpanda, ShopeeFood and Gojek (primarily in Indonesia) and single market players in Southeast Asia, including Deliveroo in Singapore, Baemin in Vietnam, Line Man Wongnai and Robinhood in Thailand. In addition, many chain merchants have their own online ordering platforms and pizza companies, such as Domino’s and other merchants often own and operate their own delivery fleets. Consumers also have other options through offline channels such as in-restaurant
and
take-out
dining, and buying directly from supermarkets, grocery and convenience stores, which may have their own delivery services. Our platform also competes with last-mile package delivery services including on-demand
services such as Gojek and Lalamove, and single market players such as AhaMove in Vietnam. In our mobility segment, we face competition from Gojek in Indonesia, and certain other Southeast Asian countries, licensed taxi operators such as ComfortDelGro in Singapore, bonku, Hello Phuket Service, Bolt in Thailand and traditional ground transportation services, including taxi-hailing. In addition, consumers have other options including public transportation and personal vehicle ownership.
In the Philippines, the Land Transportation Franchising & Regulatory Board (“LTFRB”) recently lifted the moratorium on the acceptance of accreditation applications for transport network corporations (“TNCs”) to promote healthy competition among TNCs. Since such lifting, two other companies have been accredited by the LTFRB as TNCs in the Philippines. There may also be additional competition in this market due to the enactment of Republic Act No. 11659, which removed the foreign ownership restriction on public utilities (including TNCs). The removal of the requirement that TNCs have at least 60% Filipino ownership may result in new foreign competitors entering the Philippines market.
While our payments and financial services offerings compete with offline options such as cash and credit and debit cards, interbank transfers, traditional banks and other financial institutions, as well as other electronic payment system operators, our competitors in digital payment services also include ShopeePay and Google Pay and single market players such as Dana and GoPay in Indonesia, Touch ‘n Go in Malaysia and GCash in the Philippines. Some of these competitors in digital payment services also operate
e-commerce
businesses. This may affect our
e-wallet
usage (specifically OVO and GrabPay) on these platforms due to preferential treatment that may be afforded to entities related to our competitors. In addition, while we have a non-competition
agreement with Uber Technologies, Inc. (“Uber”), which was put in place in connection with a transaction with such shareholder and contractually restricts them from competing with us in Southeast Asia, such agreement is subject to limited terms. Uber previously operated in the ride-hailing and food deliveries businesses in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia in 2018. The non-competition
agreement with Uber expires on the later of March 25, 2023, or one year after Uber disposes of all shareholdings in us. We also had a non-competition
agreement with Didi Chuxing Technology Co. (“Didi”), which was put in place in connection with a transaction with such shareholder. However, such non-competition
agreement with Didi has formally expired upon the closing of the Business Combination in December 2021. Although the expiration of the non-competition
agreement with Didi has not had any material impact on our business to date, if Didi enters, or Uber re-enters,
our markets, we could face more intense competition, which could in turn materially impact our ability to bring driver- and merchant-partners and consumers onto our platform, cause us to lose market share, impact our pricing and/or require us to increase our incentives in order to retain market share. Furthermore, both Uber and Didi could have certain competitive advantages compared to other new entrants into our markets given their familiarity with the markets as our shareholders, and in the case of Uber, due also to our previous operations in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia.
Any failure to successfully compete could materially and adversely affect our business, financial condition, results of operations and prospects.

We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.
We incurred net losses of $3.6 billion, $2.7 billion and $4.0 billion and had net cash outflows from operating activities of $938 million, $643 million and $2.1 billion, in the years ended December 31, 2021, 2020 and 2019, respectively. We invest significantly in our business, including, among others, (i) expanding the deliveries, mobility and financial services offerings on our platform; (ii) increasing the scale of the driver- and merchant-partner base and consumer base accessing offerings on our platform; (iii) developing and enhancing our superapp, (iv) enhancing the tools that we provide for the driver- and merchant-partners, our payments network and other technology and infrastructure and (v) recruiting of quality industry talent. We are also developing our business across 480 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations, with a strategy that involves a hyperlocal approach to our operations, all of which requires more investment than if we only operated in one country and a smaller number of cities. Our offerings such as GrabRentals and GrabKitchen require us to make investments and develop scale in order to achieve profitability. To be competitive in certain markets, generate scale and increase liquidity, from time to time we lower fees and offer driver-partner, merchant-partner and consumer incentives, which also reduce our revenue. The
COVID-19
pandemic has also had a material adverse impact on certain parts of our business in 2020, 2021 and 2022 up till the date of this annual report and may continue to impact our results. We will continue to require significant capital investment to support our business. Issuances of equity or convertible debt securities could cause existing shareholders to suffer significant dilution, and any new equity securities issued may have rights, preferences, and privileges superior to those of existing shareholders. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. We may not be able to obtain additional financing on acceptable terms, if at all.
In addition, our liabilities exceeded our assets by $6.3 billion and $4.2 billion as of December 31, 2020 and 2019, respectively. Furthermore, we had accumulated losses of $14.4 billion, $10.5 billion and $8.0 billion as of December 31, 2021, 2020 and 2019, respectively. To support our business plans, we raised $6.9 billion, $1.4 billion and $1.9 billion of cash during the years ended December 31, 2021, 2020 and 2019, respectively, through the issuance of convertible redeemable preference shares, a term loan and PIPE financing. The aforesaid convertible redeemable preference shares were canceled and converted into the right to receive Ordinary Shares upon completion of the Business Combination and as a result, following completion, we no longer recognize any liability component nor any interest expense incurred with respect to such convertible redeemable preference shares. In the first half of 2021, we secured $2.0 billion of financing under the Term Loan B Facility and we secured PIPE proceeds of $4.04 billion in December 2021. As a result of the capital we have raised and the cash and cash equivalents we have on hand, our assets exceeded our liabilities by $8.0 billion as of December 31, 2021. Based on these factors, together with an assessment of our business plans, budgets and forecasts, our management has been able to conclude that it is appropriate for our consolidated financial statements to be prepared on a “going concern” basis.
Any failure to increase our revenue, manage the increase in our operating expenses, continue to raise capital, manage our liquidity or otherwise manage the effects of net liabilities, net losses and net cash outflows, could prevent us from continuing as a going concern or achieving or maintaining profitability.
Our ability to decrease net losses and achieve profitability is dependent on our ability to reduce the amount of partner and consumer incentives we pay relative to the commissions and fees we receive for our services.
We have paid significant amounts of incentives to attract new driver- and merchant-partners and consumers to our services, or to encourage existing registered driver-partners to return to driving on our platform, in order to grow our business and generate new demand for our services and may continue to do so in the future. These incentives, which are typically in the form of additional payments made to partners and consumers, have in the past exceeded, and may in the future exceed, the amount of the commissions and fees that we receive for our services. In addition, from time to time merchant-partners may offer incentives to consumers to drive demand for their products and services on our platform, which may have the effect of reducing the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. Our revenues are reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2021, 2020 and 2019, we incurred incentives of $1.8 billion, $1.2 billion and $2.4 billion, respectively (comprised of partner incentives of $0.7 billion, $0.6 billion, and $1.2 billion, respectively, and consumer incentives of $1.1 billion, $0.6 billion and $1.1 billion, respectively) resulting in reductions to our reported revenues of the same amounts, which in the case of the year ended December 31, 2019 resulted in us reporting negative revenues of $(0.8) billion. Notwithstanding our use of significant incentive payments to grow our GMV, our monthly transacting users nevertheless declined to approximately 24.1 million for the year ended December 31, 2021 from approximately 24.5 million and 29.2 million in the year ended December 31, 2020 and 2019, respectively. The decline in monthly transacting users during the year ended December 31, 2021 and 2020 was primarily driven by a decrease in users of our mobility services as a result of various degrees of
COVID-19
related travel restrictions imposed across Southeast Asia.

Our ability to increase our revenues and, in turn, decrease our net losses and achieve profitability is therefore significantly dependent on our ability to effectively use incentives to encourage the use of our platform and over time to reduce the amount of incentives we pay to both our driver and merchant partners and consumers of our services relative to the amount of commissions and fees we receive for our services. If we are unable to reduce the amount of incentives we pay over time relative to the commissions and fees we receive, we will likely impact our ability to increase our revenues, raise capital, reduce our net losses and achieve profitability and reduce our net cash outflows, any or all of which could prevent us from continuing as a going concern or achieving or maintaining profitability. In addition, given our use of incentives to encourage use of our platform, future decreases in the use of incentives could also result in decreased growth in the number of users and driver- and merchant-partners or an overall decrease in users and driver- and merchant-partners and decreases in our revenues, which could negatively impact our financial condition and results of operations.
Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.
We operate across the deliveries, mobility and financial services segments in 480 cities in the large, diverse and complex Southeast Asian region. Each of our segments is subject to various regulations in each of the jurisdictions in which we operate.
Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to deliveries, mobility and/or financial services offerings, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) gig economy regulations, (iv) anti-trust regulations, (v) economic regulations such as price, supply regulation, safety, health and environment regulations, (vi) foreign ownership restrictions, (vii) artificial intelligence regulation and (viii) regulations regarding the provision of online services, including with respect to the internet, mobile devices and
e-commerce.
In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our offerings and those we plan to offer. Because the industries we operate in are relatively new and disruptive in our market, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving in certain jurisdictions. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that we will be able to renew them should they expire. We cannot be sure that our interpretations of the rules and regulations, including our reliance on applicable regulatory exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses, and in particular our financial services business, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in.
Our business is subject to regulations from various regulators within each jurisdiction we operate in, and such regulators may not always act in concert. As a result, we may be subject to requirements which, individually, may not be materially adverse to us but when taken together could have a material impact on us. In addition, we are subject to differing, and sometimes conflicting, laws and regulations in the markets in which we operate.

Segments of our businesses that are currently unregulated could become regulated, or segments of our businesses that are already regulated could be subject to new and changing regulatory requirements. Various proposals that may impact our business are currently before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our business operations and business model. For example, in Thailand, new regulations were recently enacted that regulate how we calculate fees (including commissions chargeable to our driver-partners) and transportation fares (i.e. car size must match pricing as prescribed by ride-hailing laws regulating GrabCar), which may adversely affect the operation of some of our offerings that were commenced before the effective date of these new regulations. In Malaysia, our
e-hailing
services are regulated by the Land Public Transport Agency and we are required to obtain an intermediation business license in order to operate as an
e-hailing
operator. According to the relevant guidelines, there is a cap on the amount of commission that we may charge our driver-partners. In Singapore, there are regulations in respect of point-to-point passenger transport services for journeys by motor vehicles within, or partly within, Singapore. Under the regulatory framework, we are required to obtain and maintain the requisite ride-hail service license from the Land Transport Authority in order to provide ride-hailing services in Singapore. Additionally, under new regulations governing the transportation business in Vietnam, we may be required to obtain a transport license in each province or city where mobility services are provided through our platform. We are currently engaging with national-level as well as provincial and city-level regulators on this requirement, which poses practical constraints for implementation, given that we believe these requirements are not appropriate or suited to a platform business such as ours. Pending the outcome of these engagement efforts, including how this requirement may be addressed under the new regulations, we may be required to make operational adjustments to comply with the necessary regulatory requirements or even shut down the affected services, in order to avoid incurring penalties (in the form of fine and/or imprisonment) or disruptions in operations, which could involve significant costs or may not be practicable. In the Philippines, TNCs are required to apply for accreditation before being allowed to operate. The accreditation is valid for two years and may be renewed, canceled, or suspended. Accredited TNCs are also subject to performance reviews every six months. These regulations expose our operations to periodic regulatory risk. The LTFRB also prescribes the fares that TNCs are allowed to charge and failure to comply could lead to the imposition of penalties. Apart from fare setting, the LTFRB also regulates the mode of payment, the imposition of other fees (like cancellation fees) and also the number of transportation network vehicle services (“TNVS”) that may be given certificates of public convenience by the LTFRB. Since 2018, the allowed number has remained at 65,000. Apart from these regulations, there have also been calls for specific legislation to be crafted for TNCs/TNVSs. Bills for such specific legislation has been filed in the Philippine legislature, which, if enacted, would increase our costs of regulatory compliance in the Philippines.
Compliance with existing or new laws and regulations could expose us to liabilities or cause us to incur significant expenses or otherwise impact our offerings or prospects. For example, in Malaysia, we were granted a Class C license in 2018, which allows GrabExpress to provide intra-state domestic courier service only in one state. In order for us to operate GrabExpress on a nationwide scale, we are required to obtain a Class B license. Our application for such license was rejected due to a moratorium on new applications. As a consequence, we are not allowed to deliver non-food
items weighing less than two kilograms on an inter-state basis, although we are still allowed to deliver food and fresh produce and non-food
items weighing more than two kilograms. In addition, any
non-compliance
resulting from our consumers using GrabExpress to ship
non-food
items weighing less than two kilograms on an inter-state basis, over which we have no control, could subject us to a penalty of MYR300,000 (approximately $73,000) and/or incarceration of no more than three years. In addition, in Malaysia, the government is introducing new regulations on two-wheel
p-hailing
(parcel deliveries via
e-hailing).
When enacted, we and our driver partners will need to obtain necessary licenses, and will need to meet certain operational requirements to qualify for these licenses. Depending on the regulatory requirements, if the transition period for our driver partners to comply with and apply for the necessary license is too short, we may experience a shortage of driver partners on our platform for a period of time. Similarly, in Vietnam, we are required to obtain a postal license for delivery of documents weighing two kilograms or below and currently, we are still in process for obtaining such postal license. Failure to comply may result in a financial penalty of VND30,000,000 (approximately $1,334) and a disgorgement of revenues earned, and the competent authority may order suspension or termination of this delivery business. In Thailand, the Royal Decree on the Supervision of Digital Platform Service Business (the “ETDA Law”), issued by the Electronic Transactions Development Agency (the “ETDA”), was approved on October 25, 2021 by the cabinet of Thailand and is currently under review by the Council of State (the “COS”) after a public hearing was held on January 11, 2022 to gather comments from the affected platform service providers in each industry, including us, in order to make sure that the ETDA Law will not create the excessive burden on platform service providers. Subsequently, the ETDA revised the ETDA Law and held another public hearing from March 10, 2022 to March 25, 2022 to collect comments for the COS to consider. The ETDA Law will be effective 240 days from the date of publication in the Royal Gazette. If, despite any revision to the ETDA Law our business as a platform service provider or certain of our businesses in Thailand are still considered by the ETDA to be “digital service platform businesses” regulated under the ETDA Law, our businesses in Thailand may be adversely affected because the ETDA Law gives the ETDA broad discretion to enforce the terms of the ETDA Law and to protect consumers of digital platform businesses. The ETDA’s enforcement powers include the ability: (i) to order suspension and/or discontinuation of businesses if any breach of the ETDA Law is not remedied; (ii) to order digital platform services providers to share information including potentially commercially sensitive information with consumers and other government agencies; (iii) to impose additional obligations on digital service platform businesses; (iv) before any digital services platform business providers can exit the businesses that the ETDA has jurisdiction over, to take any action to protect or prevent any damage which may be potentially incurred by consumers; and (v) to coordinate with other governmental agencies such as the Trade Competition Commission Thailand if there is any breach of the Trade Competition Act B.E. 2560. However, the exact impact the ETDA Law may have on us is unclear and will depend on the approach that the ETDA takes with respect to enforcing this law when it eventually becomes effective, and we intend to actively monitor and engage with the ETDA both prior to and after the law becomes effective in order to manage the impact on us, if any.

There also has been pressure on governments in Southeast Asia to increase or introduce new taxes on the technology sector as it becomes a more important and profitable portion of the economy. For example, in the Philippines, the House of Representatives has approved a bill imposing 12% value-added tax (“VAT”) on the sale of digital services, which is defined as any service delivered or subscribed over the internet or other electronic network and cannot be obtained without use of information technology. The statutory taxpayer of the VAT would be the seller or digital service provider. Once the bill becomes law, it will result in additional taxes imposed on our business.
In addition, as we expand our offerings in new areas, such as financial services and mapping or geospatial technology, we may become subject to additional laws and regulations, which may require licenses to be obtained for us to provide new offerings or continue to provide existing offerings in the relevant jurisdictions. Further, developments in environmental regulations, such as those applicable to vehicles that run on fossil fuels and those limiting the use of single-use
packaging and utensils, may adversely impact our mobility and delivery businesses. For instance, the Singapore Government has recently announced the Singapore Green Plan 2030, which sets out a series of targets pertaining to the environment and sustainable development. Among other targets, the Singapore Green Plan provides that new registrations of diesel cars and taxis will cease from 2025, and all new car and taxi registrations are required to be of cleaner-energy models (such as electric, hybrid and hydrogen fuel cell cars) from 2030.
We are subject to laws and regulations that impose general requirements and provide regulators with broad discretion in determining compliance with such laws and regulations. Regulators may interpret laws and regulations in a manner differently than us and may have broad discretion in determining any sanctions or remedial measures. Many jurisdictions in which we operate currently do not require a commercial taxi license or delivery license for the driver-partners on our platform. However, local regulators may decide to enforce or enact local regulations requiring licenses, imposing caps on drivers or vehicles, mandating drivers to join a licensed entity or which impose other requirements, such as minimum age requirements for driver-partners. For instance, in Singapore, all private-hire car drivers (which includes our driver-partners) are required to obtain a Private Hire Car Driver’s Vocational License (the “PDVL”), and applicants are required to meet certain eligibility criteria. Among other things, the requirements set out by the Land Transport Authority include that the applicant must be a Singapore citizen, be at least 30 years old, and have at least one year of driving experience at the time of application. There are also regulations with respect to how fares are set between us and such special rental (i.e. car rental with driver) transportation companies and regulations requiring delivery driver-partners to join licensed courier companies prior to providing point-to-point
delivery services through a platform such as ours. If regulations evolve or regulators change current policy or enforce local regulations, we may face added complexity and risks in providing deliveries and mobility offerings on our platform. In addition, regulators in some jurisdictions impose a cap on both the supply and fares applicable to our operations, and although we have in the past been able to obtain approval to increase capacity when needed, there can be no assurance that we will continue to obtain approval to increase capacity to meet demand, which could impact our business and prospects. If we or drivers become subject to further caps, limitations, or licensing requirements, our business, financial condition, results of operations and prospects would be adversely impacted. In certain jurisdictions, there has been public pressure to impose limits on the commissions payable by merchant-partners to platforms such as our platform, which, if imposed, could impact our deliveries business.
In addition, since we operate across eight countries, we are subject to the risk that regulatory scrutiny or actions in one country may lead to other regulators taking similar actions in other countries. We, with our significant and varied group of stakeholders, are highly visible to regulators across our markets. Dissatisfaction among stakeholder groups could trigger regulator intervention, impacting our business.

Our actual or perceived failure to comply with applicable regulations could expose us to regulatory actions, including, but not limited to, potential fines, orders to temporarily or permanently cease all or some of our business activities, a prohibition on taking on new consumers, driver-partners or merchant-partners and the implementation of mandated remedial measures. For example, in the Philippines, despite having complied with our undertakings, the Philippine Competition Commission (“PCC”) has perceived that we have not complied with our refund obligations to the ride-hailing public and have threatened to impose fines. Any such actions could materially and adversely affect our business, financial condition, results of operations and prospects.
Our brand and reputation are among our most important assets and are critical to the success of our business.
Our brand and reputation are among our most important assets. “Grab” is a household name in the markets in which we operate that is synonymous with our offerings. Successfully maintaining, protecting, and enhancing our brand and reputation are critical to the success of our business, including the ability to attract and maintain employees, driver- and merchant-partners and consumers accessing offerings available on our platform, and otherwise expand our deliveries, mobility and financial services offerings. Our brand and reputation are also important to our ability to maintain our standing in the markets we serve, including with regulators and community leaders. Any harm to our brand could lead to regulatory action, litigation and government investigations and weaken our ability to effect legislative changes and obtain licenses. In addition, because we operate regionally across Southeast Asia and various segments, including deliveries, mobility and financial services, an adverse impact on our brand or reputation in one market or segment can adversely affect other parts of our business.
A variety of factors and/or incidents, including those that are actual and within our control, as well as those that are perceived, rumored, or outside of our control or responsibility, can adversely impact our brand and reputation, such as:

•	complaints or negative publicity, including those related to personal injury or sexual assault cases involving consumers using our mobility offerings or other third parties;

•	issues with the choices and quality of our products and offerings or trust in our offerings;

•
illegal or inappropriate behavior by employees, consumers or driver-partners or merchant-partners or other third parties we work with, including relating to the safety of consumers and driver- and merchant-partners;

•	improper, unauthorized, or illegal actions by third parties who conduct fraudulent or other activities, such as phishing-attacks;

•	the convenience and reliability of our superapp and technology platform, as well as any cybersecurity incidents affecting, disruptions to the availability of or defects in our platform or superapp;

•	issues with the pricing of our offerings or the terms on which we do business with platform users including consumers and driver- and merchant-partners;

•
service delays or failures, such as missing, incorrect or canceled fulfillment of orders or rides, or issues with cleanliness, food tampering or inappropriate or unsanitary food preparation, handling or delivery;

•
lack of community support, interest or involvement, including protests or other negative publicity that may stem from a variety of factors beyond our control, such as the general political environment or a rise in nationalism in any of the markets where we operate;

•
failing to meet public or market expectations and act responsibly or in compliance with regulatory requirements, some of which may be evolving or ambiguous, in areas including labor, anti-corruption, anti-money laundering, safety and security, data security, privacy, provision of information about consumers and activities on our platform, or environmental requirements in areas including emissions, sustainability, human rights, diversity, non-discrimination
and support for employees, driver- and merchant-partners and local communities; and

•	media or legislative scrutiny or litigation or investigations by regulators or other third parties.
We recently discovered that due to a calculation error we had been incorrectly charging a small number of our merchants in one of our countries a commission on the value added tax component of their orders processed through our app, and are in the process of refunding these merchants the additional commission charged, the aggregate amount of which is not material to us. Any harm to our brand or reputation, including as a result of or related to any of the foregoing, could materially and adversely affect our business, financial condition, results of operations and prospects.

The
COVID-19
pandemic has materially impacted our business, is still ongoing, and it or other pandemics or public health threats could adversely affect our business, financial condition, results of operations and prospects.
The ongoing
COVID-19
pandemic has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings, has impacted and continues to impact our business, and has impaired the fair value of certain of our investments, goodwill and the recoverable value of our vehicles. In particular, our business segments were impacted as follows:

•
Deliveries
: Our deliveries segment experienced significant
year-on-year
GMV and revenue growth from 2019 to 2021 as consumer adoption of deliveries offerings increased in light of the stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures imposed as a result of the
COVID-19
pandemic. In light of growing demand, we invested in scaling up offerings, such as GrabMart, GrabSupermarket and GrabExpress. However, as the pandemic subsides and governments ease
COVID-19
measures, demand for deliveries offerings may decline or may not continue to grow at similar levels. Furthermore, although our deliveries segment experienced significant overall growth, the pandemic led to closures of many restaurants and merchant-partners, and many of our partners are still struggling due to substantial declines in dine-in
eating and demand in general. To the extent this impacts the breadth of options available to consumers through our platform, usage of our platform could be impacted, which could in turn impact the attractiveness of and level of activity across our ecosystem of consumers, and driver- and merchant-partners using our platform.

•
Mobility
: We experienced
year-on-year
declines in GMV from 2019 to 2021 resulting from a decrease in rides booked through our platform, although revenue increased year on year. Demand was particularly low during March and April 2020 as stay-at-home
orders were imposed, with some recovery in some of our key markets, such as Singapore and Vietnam, in the second half of 2020. The
COVID-19
pandemic also disrupted and generally reduced the supply of driver-partners for our mobility business. In 2021, our mobility business continued to be impacted by increases in
COVID-19
cases in our markets, including due to the emergence of new
COVID-19
variants and related reinstatement of movement control orders and other social distancing measures. In markets where stay-at-home
or movement control orders have been lifted, demand has not yet returned to pre-pandemic
levels and the supply of driver-partners continues to be adversely impacted. In addition, in order to comply with social distancing requirements and improve safety, we from time to time modify or suspend certain offerings, such as our GrabShare and GrabHitch offerings, particularly as governments modify rules or guidelines in order to combat the pandemic. There can be no assurance that demand and supply for our mobility offerings will return to pre-pandemic
levels or that we will resume all of our mobility offerings in the near future or at all in all of our markets.

•
Financial Services
: From 2019 to 2020, our financial services business was primarily impacted by the drop in demand for mobility offerings, a decrease in off-platform
spending and other
COVID-19
measures, which partially offset growth in deliveries-related payments, impacting growth in payment volume. However, from 2020 to 2021, our financial services business experienced significant year-on-year
pre-Interco
TPV growth and revenue growth driven by strong performance in deliveries transactions, although this growth was partially offset by the drop in demand for mobility offerings. In addition, our lending business was impacted by
COVID-19,
driven by closures of businesses, a decline in general consumer spending, and compulsory repayment holidays implemented by governments in certain of our markets. While new lending opportunities emerged as a result of the
COVID-19
pandemic, for example Quick Cash for MSMEs in Thailand, we also took a more conservative approach to loan origination as we were mindful of the potential effect of
COVID-19’s
economic impact on creditworthiness of consumers and merchant-partners, and we delayed the marketing plans of certain insurance products such as travel insurance due to reduced travel.

The extent to which the
COVID-19
pandemic will continue to impact our business going forward depends on future developments, which are highly uncertain and cannot be predicted at this time, including:

•	the occurrence of new COVID-19 strains and other new developments that may emerge concerning the severity of the disease;

•	the efficacy of current and future vaccines and treatments and the speed of vaccine or treatment roll-outs;

•
the duration and nature of
stay-at-home
orders, social distancing measures, business closures or capacity limits, travel restrictions, and other measures implemented to combat the spread of the disease which can negatively impact demand for our offerings and also supply of driver-partners;

•	the economic impact of the pandemic in the markets in which we operate, which could impact demand for offerings or opportunities on our platform by consumers and driver- and merchant-partners;

•
the continued provision of support and relief to small businesses, residents and economic activity by governments in the countries in which we operate, such as in Singapore and Malaysia where the government has implemented substantial and comprehensive support measures that have benefited the population, including consumers and driver- and merchant-partners;

•
government measures, intervention or subsidies, or increased government scrutiny with respect to our business or industry, which could impact, among other things, the competitive landscape in our markets and cause us to incur unforeseen expenses;

•	other business disruptions that affect our workforce;

•	the impact on capital and financial markets;

•	impairment charges associated with goodwill, long-lived assets, investments and other acquired intangible assets; and

•	other unforeseen operating difficulties and expenditures.
Our ability to mitigate the impact of
COVID-19
on our overall business has been partly driven by our ability to adapt to changes in consumer demand and preferences and the versatility of our platform. For example, as demand in our mobility segment decreased, we were able to utilize driver-partners providing mobility services to provide deliveries for our deliveries segment. In addition, stay-at-home
or movement control orders and other
COVID-19
measures led to a decrease in the number of active driver-partners in March and April 2020, and also in the third quarter of 2021 due to similar
COVID-19
measures in response to a new wave of
COVID-19.
While the number of driver-partners has gradually recovered in markets where stay-at-home
or movement control orders have been lifted, the emergence of new
COVID-19
variants and related reinstatement of movement control orders and other social distancing measures continue to impact the recovery of the driver-partner supply on our platform. However, significant uncertainty remains over the severity and duration of the
COVID-19
pandemic, and as the pandemic continues, or if other public health threats arise in the future, we may need to continue to adapt to changing circumstances. There can be no assurance that we will be successful in doing so, including by maintaining and optimizing utilization of the driver-partner base.
In 2020, we also contributed to a special relief fund for driver-partners in Singapore to supplement driver income temporarily, which consisted of government-funded support and, during the initial phase of the fund, a weekly fixed payment from us. To the extent we deem it necessary in the future to take similar or other measures to assist the driver-partners or other partners in the future, our financial results may be adversely impacted. We also undertook a reduction in our labor force in June 2020, which affected approximately 360 employees, in an effort to manage the effects of the COVID-19 pandemic on our business.
In addition, we have taken and continue to take active measures to promote health and safety, including, among others, implementing GrabProtect, a suite of safety and hygiene measures for our mobility offerings, to protect the driver-partners and passengers, providing for no-contact
deliveries, and working with driver-partners to take safety measures such as mask wearing, vehicle cleaning and disinfecting, temperature checks, and hand washing and sanitizing. However, our efforts may not be successful and may not provide sufficient protection from
COVID-19
or similar public health threats in the future, or such efforts may not continue to be enough to promote consumer and driver- and merchant-partner confidence. In connection with public health threats, we may also be required to temporarily close our corporate offices and have our employees work remotely, as we have done in connection with the
COVID-19
pandemic, which may impact productivity and may otherwise disrupt our business operations. The current outbreak of
COVID-19
has resulted in a widespread global health crisis and adversely affected global economies and financial markets, and similar public health threats could do so in the future. Such events have impacted, and could in the future impact, demand for our offerings, which in turn, could materially and adversely affect our business, financial condition, results of operations and prospects.
If we fail to manage our growth effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Since our inception in 2012, we have experienced rapid growth in our employee headcount, the number of consumers and driver- and merchant-partners using our platform, our offerings and the geographic reach and scale of our operations. We have also expanded both through acquisitions and strategic partnerships. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. In certain jurisdictions, our risk management function, particularly relating to enterprise-wide risk management and Sarbanes-Oxley compliance, are in relatively early stages of development and therefore we may be unable to identify, mitigate and remediate risks as they develop. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results. Properly managing our growth will require us to establish consistent policies across regions and functions, as well as additional localized policies where necessary. A failure to effectively develop and implement any such policies could harm our business. In addition, as we expand, if we are unsuccessful in hiring, training, managing, and integrating new employees and staff to help manage and operate our businesses, or if we are not successful in retaining our existing employees and staff, our business may be harmed.

To manage the growth of our operations and personnel and improve the technology that supports our business operations, our financial and management systems, disclosure controls and procedures, and our internal control over financial reporting, we are required to commit substantial financial, operational, and technical resources. In particular, upgrades to our technology or network infrastructure are critical in supporting our growth, and without effective upgrades, we could experience unanticipated system disruptions, slow response times, or poor experiences for consumers, driver- and merchant-partners. We are in the process of establishing, developing, or upgrading various management systems, such as our contract management system, inventory management systems, and ERP and billing systems, to more efficiently and effectively organize and track our activities and obligations. As our operations continue to expand, our technology infrastructure systems will need to be scaled to support our operations. In addition, our organizational structure is complex and will continue to grow as our platform is used by additional consumers and driver- and merchant-partners, and as we add employees, products and offerings, and technologies, and as we continue to expand, including through acquisitions and strategic partnerships, which may include expansion into business activities where we have limited experience, such as offline businesses, or no experience at all. If we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could materially and adversely affect our brand and reputation and our business, financial condition, results of operations and prospects.
We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. Our audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to our operations in one of the countries in which we operate and have voluntarily self-reported the potential violations to the U.S. Department of Justice. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.
We are subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives, and agents who acted on our behalf. We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we are subject to the risk that we could be held liable for or be inadvertently involved in the corrupt or other illegal activities of these third-party business partners and intermediaries and our and their respective employees, representatives, contractors, and agents, notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. Our employees frequently consult or engage in discussions with government officials in the markets where we operate with respect to potential changes in government policies or laws impacting our industries and have engaged in joint ventures and other partnerships with state-owned enterprises or government agencies, which potentially heighten such anti-corruption-related risks. In addition, our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by driver-partners, consumers, merchant-partners, shippers or carriers, employees, consultants, or business partners in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control and notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. While we have policies and procedures intended to address compliance with such laws, there is no guarantee that such policies and procedures are or will be fully effective at all times, and our employees and agents may take actions in violation of our policies and procedures or applicable laws, for which we may be ultimately held responsible. For example, our audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to our operations in one of the countries in which we operate and have voluntarily self-reported the potential violations to the U.S. Department of Justice. The country did not represent a material portion of our revenue and total assets in 2020 or 2021
, and while no conclusion can be drawn as to the likely outcome of the U.S. Department of Justice matter, currently we are not aware of any other contemplated or pending investigations or litigation related to the potential violations that may have a material impact on us.

Additional compliance requirements may compel us to revise or expand our compliance program, including the procedures we use to verify the identity of platform users and monitor international and domestic transactions. Any violation of applicable anti-bribery, anti-corruption, and anti-money laundering and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to our reputation and brand, investigations, imposition of significant legal fees, severe criminal or civil sanctions, suspension or debarment from government licenses, permits and contracts, forced exit from an important market or business segment, substantial diversion of management’s attention, a drop in our Class A Ordinary Share and Warrant prices, or other adverse consequences, any or all of which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
If we are required to reclassify drivers as employees or otherwise, or if driver-partners and/or employees unionize, there may be adverse business, financial, tax, legal and other consequences.
The independent contractor status of drivers is currently being challenged in courts, by government agencies, non-governmental
organizations, groups of drivers, labor unions and trade associations all around the world. Driven in part by developments in the United States and Europe, there has been growing interest in this area recently from regulators in Southeast Asia, where we operate. The tests governing whether a driver is an independent contractor or an employee vary by governing law and are typically highly sensitive to certain factors including, among others, changes in public opinion and political conditions. We believe that the driver-partners are independent contractors based on existing employment classification frameworks, because, among other things, they: (i) can choose whether, when, where, and the manner and means to provide services on our platform; (ii) are able to provide services on our competitors’ platforms; (iii) have each acknowledged and agreed when signing up to our terms and conditions that their relationship with us does not constitute an employment relationship; (iv) may provide their own vehicles to perform services and, in some jurisdictions such as Indonesia, Singapore, Thailand and Malaysia, are also able to rent cars (as lessees) from any rental company or us, if needed; (v) pay a commission; and (iv) earn delivery or service fees (after deduction of commission and platform usage fee and so on) rather than wages or other fixed amount of income for delivering services to our consumers or merchant-partners. Changes to laws or regulations governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require reclassification of driver-partners as employees (or workers or quasi-employees where those statuses exist), and if so, we would be required to incur significant additional expenses for compensating driver-partners, potentially including expenses associated with the application of wage and hour laws (including minimum wage (which may include requirements to pay wages for periods when a driver-partner is offline or not driving through our platform), overtime, and meal and rest period requirements), employee benefits (including requirements with respect to statutory contribution, compulsory insurance and trade union fees), taxes, and penalties. In addition, a determination that driver-partners are employees or ostensible agents could lead to claims, charges or other proceedings under laws and regulations applicable to employers and employees, such as claims of joint employer liability or agency liability, harassment and discrimination, and unionization. New employment classifications could be created and applied to the driver-partners, with additional requirements imposed on us beyond current requirements. Any such reclassification or new classifications could have a significant impact on our labor costs, business operations and employee relations, and an adverse effect on our business and financial condition. In Thailand, the Ministry of Labor (the “MOL”) and the Council of State are working on a draft of the Freelancer Act aimed at protecting gig workers (including our driver-partners in Thailand) and freelancers. The MOL is also planning to set up a committee to draft subordinate regulations under the same Act to require digital platform service providers/operators to take certain actions to protect digital platform labor. The draft of the Freelancer Act was recently approved on December 28, 2021 by the cabinet of Thailand. The effective dates of the Freelancer Act and its subordinate regulations remain uncertain. We currently expect that the MOL may expedite the promulgation of the aforesaid laws because certain drivers, including our driver-partners, staged a few citywide protests in January and February 2022 to demand an increase in their income. In the Philippines, while there is no law or regulation expressly classifying drivers or riders as employees, there is a risk that the prevailing tests to determine the existence of an employer-employee relationship may be interpreted such that the drivers or riders will be considered employees. The Philippine Department of Labor and Employment (“DOLE”) has, through DOLE Labor Advisory No. 14, Series of 2021, provided for the tests to be applied in determining whether a rider engaged in food delivery or courier services is considered an employee and the labor standards they would be entitled to once determined to be an employee. While there are bills pending before the Philippine House of Representatives that seek to expressly classify drivers as “independent contractors” or “service providers” (and, therefore, not employees of the company), the risk will remain until these bills become law.

Although our position with respect to the independent contractor status of driver-partners has generally been upheld in relevant jurisdictions, we continue to face challenges from driver-partners alleging employee status in certain jurisdictions. For example, a driver-partner has filed a judicial review in the High Court in Malaysia to quash the Minister of Human Resources’ refusal to refer her unfair dismissal claim against our subsidiary to the Industrial Court of Malaysia. Although the High Court has rejected the judicial review application, the driver-partner has filed an appeal to the Court of Appeal, and the appeal is pending. The final outcome of the case could set a precedent with respect to the classification of driver-partners for companies such as us. If the appeal is successful, the case will be heard by the Industrial Court and if the Industrial Court finds that driver-partners should be considered employees, we could be liable for various payroll-related obligations with respect to these employees, and could be subject to the unionization and other risks described below. Furthermore, we have historically strived to provide driver-partner benefits and privilege schemes including offering support to partners during the
COVID-19
pandemic. Such benefits may in certain cases go beyond any statutory requirements and are used to both acquire and encourage the frequent use of our platform by driver-partners as well as to demonstrate to stakeholders and regulators that we are a responsible and good partner to our platform users. However, despite such efforts, regulators may deem our benefits and welfare schemes insufficient and impose additional requirements on companies such as us or change relevant laws or regulations. Policies could change due to, among others, driver welfare concerns with respect to matters such as income protection and certainty, long-term financial condition, professional development, the need for health or other insurance, retirement benefits, the need for fair working conditions and the desire to provide a forum to voice opinions and complaints, and we may not be successful in defending the independent contractor status of drivers in some or all jurisdictions in the future. The costs associated with defending, settling, or resolving pending and future lawsuits relating to the independent contractor status of the driver-partners could be material to our business.
In addition, even if we are successful in defending such independent contractor status, governments may nevertheless impose additional requirements on us with respect to our independent contractors. For example, informal requests from government regulators to increase insurance coverage and to explore providing minimum wages for driver-partners in certain jurisdictions could increase costs. In the Philippines, there is pending legislation that would make it mandatory for TNCs to maintain commercial liability insurance policy to cover claims involving the vehicles and its drivers for an amount to be determined by the LTFRB after consultation with stakeholders. Although we are working closely with certain regulators to address these concerns, including discussing new categories of employment to cater to the needs of gig economy workers in a financially sustainable manner for platform companies such as us, we may not be successful in these efforts or be able to do so without impacting consumer experience. In Singapore, the Advisory Committee on Platform Workers formed by the Ministry of Manpower in September 2021 is considering forming a union for gig workers to represent their concerns in the event of disputes, and making it mandatory for the platforms to make contributions to the statutory contribution accounts of gig workers. We may need to incur substantial additional expenses to provide additional benefits to our independent contractors if required or requested by regulators.
Furthermore, the driver-partners and/or employees could unionize and unionization could lead to inefficiencies in implementing policy or other changes or otherwise cause us to incur increased costs, including legal and other associated costs and adversely impact consumer experience. If the driver-partners and/or employees unionize and invoke collective bargaining powers, the terms of collective bargaining agreements could materially adversely affect our costs, efficiency, ability to generate acceptable returns on the affected operations, financial condition and results of operations. In addition, disputes with driver-partners and/or employees over union and collective bargaining issues could be disruptive and harm our reputation.

If we are unable to continue to grow our base of platform users, including driver- or merchant-partners and consumers accessing our offerings, our value proposition for each such constituent group could diminish, impacting our results of operations and prospects.
Our success in a given geographic market depends on our ability to increase the scale of the driver- and merchant-partner base and the number of consumers transacting through our platform as well as expand the deliveries, mobility and financial services offerings on our platform. A key focus of our growth strategy has been to develop our superapp to create an ecosystem with synergies driving more users on both the supply and demand sides to our platform. This ecosystem, and the synergies within our ecosystem, take time to develop and grow, because doing so requires us to replicate our efforts in 480 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations and preferences, as well as a different approach to localizing our operations. Although we believe there are strong synergies among our business segments that help increase the breadth, depth and interconnectedness of our overall ecosystem, there are a number of risks and uncertainties that may impact the attractiveness of our ecosystem, including the following:

•
If consumers are not attracted to our platform or choose deliveries, mobility or financial services providers outside of our platform, we may be unable to attract driver- and merchant-partners to our platform, which in turn means consumers using our platform may have fewer choices and may not be able to obtain better value options thereby making our platform less attractive to consumers. Consumers choose our platform based on many factors, including the convenience of our superapp, trust in the services offered through our platform as well as our technology platform and the choices and quality of our products and offerings. A deterioration in any of these factors could result in a decline in the number of consumers using the offerings on our platform, or the frequency with which they use such offerings.

•
If driver-partners are not attracted to our platform or choose not to offer their services through our platform, or elect to offer them through a competitor’s platform, we may lack a sufficient supply of driver-partners to attract and retain consumers and merchant-partners to our platform. Driver-partners choose us based on many factors, including the opportunity to earn money, the flexibility and autonomy to choose where, when and how often to work, the tools and opportunities we provide to seek to maximize productivity and other benefits that we provide to them. Lockdowns relating to
COVID-19
have also negatively impacted driver-partner supply in certain jurisdictions. It is also important that we maintain a balance between demand and supply for mobility services in any given area at any given time. We have experienced and expect to continue to experience driver-partner supply constraints or oversupply from time to time in certain areas (including certain areas or locations within cities). To the extent that we experience driver-partner supply constraints in a given market, we may need to increase, or may not be able to reduce, the driver-partner incentives that we offer.

•
If merchant-partners, such as restaurants, convenience and grocery stores, multinational franchises and lifestyle service providers, are not attracted to our platform or choose to partner with our competitors, we may lack a sufficient variety and supply of options, or lack access to the most popular merchant-partners, such that the offerings on our platform will become less appealing to consumers and the driver-partners will have fewer opportunities to provide services. The merchant-partners choose us based on many factors, including access to the consumer base and delivery and payment network available through our platform, the tools and opportunities we provide to enhance their profitability and the opportunity to leverage our data insights. We seek to leverage off the strong consumer base using our platform in our deliveries and mobility segments to grow our financial services and other businesses.

The number of consumers using our platform may decline or fluctuate as a result of many factors, including dissatisfaction with the operation and security of our superapp or consumer support, pricing levels, dissatisfaction with the deliveries, mobility, financial services or other offerings or quality of services provided by the driver- and merchant-partners and negative publicity related to our brand or reputation, including as a result of safety incidents, driver or community protests or public perception of our business. In April 2018, we experienced a platform-wide disruption that impacted the availability of our deliveries and mobility offerings for several hours. This disruption was the result of a systems failure by a third-party service provider that impacted our platform. We also experienced a similar disruption in December 2019 and November 2021. If similar incidents occur in the future, consumer satisfaction could be impacted, which in turn could impact the balance of our ecosystem.

The number of driver- and merchant-partners on our platform may decline or fluctuate as a result of a number of factors, including ceasing to provide services through our platform, passage or enforcement of local laws regulating, restricting, prohibiting or taxing the services and offerings of the driver- and merchant-partners, the low costs of switching to alternative platforms, dissatisfaction with our brand or reputation, our pricing model (including potential reductions in incentives) or other aspects of our business. In August 2019, personal information of some of the driver-partners was exposed to other driver-partners. Additionally, driver or community protests, which have occurred in some of our markets from time to time, could also negatively impact driver perception of us or our industry and impact our ability to recruit and maintain our base of driver- and/or merchant-partners.
In addition, the synergies we seek to realize from having a superapp-led ecosystem may not materialize as we expect them to or in a cost-effective manner. For example, we expect our superapp strategy to benefit from developing and growing our financial services offerings, which we believe will be linked to lower driver- and merchant-partner and consumer acquisition costs and increased consumer engagement, retention and spending. Further, social engagement applications may encroach on the offerings of transactional applications such as ours.
Any inability to maintain or increase the number of consumers or driver- or merchant-partners that use our platform or a failure to effectively develop our superapp could have an adverse effect on our ability to maintain and enhance our ecosystem, as well as the synergies within our ecosystem, and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.
Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations across jurisdictions, decrease trust in our platform, and increase the risk of litigation and governmental investigation.
Our business involves the collection, storage, processing, and transmission of a significant amount of personal and sensitive data, such as that of driver- and merchant-partners, consumers, employees, job candidates and other third parties. From time to time, we may also engage third-party vendors to collect data and other insights that are then used by us in our business operations. We are subject to numerous laws and regulations designed to protect such data. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasingly strict and complex, change frequently and at times are in conflict among the various jurisdictions where we do business. For example, Thailand’s new Personal Data Protection Act is expected to become fully enforceable on June 1, 2022 and new data privacy legislation has been discussed by governments in certain other jurisdictions where we operate. In certain jurisdictions there are laws and regulations that restrict the flow of data outside the country which may also constrain our activities and require the use of local servers. We may also be required to disclose personal data about an individual to a public agency, where the disclosure is necessary in the public interest, or for the purposes of policy formulation or review. Some of these disclosures may put us in a disadvantaged position, especially if the provided data is repurposed for another intent, or adequate protection is not accorded to such data. As such laws increase in their complexity and impose new requirements, we may be required to incur increased costs to comply with data privacy laws and could incur penalties for any non-compliance
or breaches. These laws may also limit how we are able to use data. For more information regarding relevant laws and regulations we are subject to, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment.”
From time to time we implement measures in order to protect sensitive and personal data in accordance with our contracts, data protection laws and consumer laws. However, we may be subject to data breach incidents, including where data breach incidents are suffered by third parties that we contract or interact with, that often involve factors beyond our control. We have notified data protection authorities of data breaches and data protection authorities have also opened investigations involving or brought enforcement actions against us. For example, in March 2017, two GrabHitch driver-partners in Singapore separately posted the personal data of one of their passengers on a public Facebook page. The PDPC investigated the incident and found that we were in breach of the relevant data privacy obligations despite the fact that GrabHitch driver-partners provide the GrabHitch carpooling service in a personal capacity. The PDPC ordered us to provide detailed guidance for our GrabHitch driver-partners on the handling of personal data of their passengers and to communicate relevant policies to them, and we have since implemented remedial actions to educate them. The PDPC has issued other enforcement decisions as well as penalties against us for breaching our protection obligation under Singapore data protection law, and in the Philippines, the National Privacy Commission has taken action relating to some of our data processing activities. We remain subject to the risk that further incidents of this type could occur in the future. We also rely on third-party service providers to host or otherwise process some of our platform users’ data in certain jurisdictions and we may have limited control or influence over the security policies or measures adopted by such third-party service providers. Any failure by a third party to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us.

Although we maintain, and are in the process of improving, internal access control mechanisms and other security measures to ensure secure and appropriate access to and storage and use of our sensitive, business, personal, financial or confidential information by anyone including our employees, contractors and consultants, these mechanisms may not be entirely effective, or fully complied with internally. As part of periodic reviews carried out by us, we have identified, and in the future may identify, data protection issues requiring remediation with respect to such measures that require us to further update our compliance functions. In particular, we may be at risk of unauthorized use or disclosure of such information, including any data sharing within our group. Any misappropriation of personal information, including credit card or banking information, could harm our relationship with consumers and driver- and merchant-partners and cause us to incur financial liability and reputational harm. If any person, including any of our employees, improperly breaches our network security or otherwise mismanages or misappropriates driver-partner, merchant-partner or consumer personal or sensitive data, we could be subject to regulatory actions and significant fines for violating privacy or data protection and consumer laws or lawsuits for breaching contractual confidentiality or data protection provisions which could result in negative publicity, legal liability, loss of consumers or driver- or merchant-partners and damage to our reputation. We are an attractive target of data security attacks by third parties that may attempt to fraudulently induce employees or platform users to disclose information to gain access to our data or the data of platform users. A successful attempt could lead to the compromise of sensitive, business, personal, financial, credit card, banking or other confidential information, which could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new platform users and disruption to our business.
Because the techniques used by an individual or a group to obtain unauthorized access, make unwarranted alteration to our data and source codes, disable or degrade services, or sabotage systems are often complex, not easily recognizable and evasive, we may not be able to anticipate these techniques and implement adequate preventative measures. Such individuals or groups may be able to circumvent our security measures (including, but not limited to, via phishing attacks, malware infection, system intrusion, misuse of systems, website defacement, and DDoS attacks) and may improperly access or misappropriate confidential, proprietary, or personal information held by or on behalf of our Company, disrupt our operations, damage our computers, or otherwise damage our business. Although we have developed, and continue to develop, systems and processes that are designed to protect our servers, platform and data, including personal and sensitive data of the driver-partners, merchant-partners, consumers, employees, job candidates and other third parties, we cannot guarantee that such measures will be effective at all times. Our efforts may be hindered due to, for example, government surveillance, regulatory requirements or other external events; software bugs or other technical errors or issues; or errors or misconduct of employees, contractors or others; a rapidly evolving threat landscape; and inadequate or failed internal processes or business practice. While we invest significant resources to protect against or remediate cybersecurity threats or breaches, or to mitigate the impact of any breaches or threats, we may still be subject to potential liability above the amounts covered by our insurance.
Any of the foregoing could subject us to regulatory fines, scrutiny and actions, including, but not limited to, orders to temporarily or permanently cease all or some of our business activities, a prohibition on taking on new consumers, driver-partners or merchant-partners and the implementation of mandated remedial measures, which could materially and adversely affect our business, financial condition, results of operations and prospects.
Our financial services business may not ultimately be successful and could subject us to additional requirements, risks and regulations.
We have expanded, and plan to continue to expand, our financial services offerings and platform. These offerings include services such as digital banking, payments, lending, receivables factoring, insurance distribution and wealth management. For example, we now provide credit products, including financing for the driver- and merchant-partners, purchase financing, cash loans, a receivables factoring “PayLater” option for consumers through GrabFinance, and wealth management products through GrabInvest services. Expanding our financial services offerings requires us to engage in activities such as education of driver- and merchant-partners, building awareness of our financial services offerings, attracting and retaining talent with relevant financial services skills, entering into arrangements with new partners, and also exposes us to risks including, among others, credit risk, counterparty risk, regulatory risk, compliance and reputational risks.

In addition, the intersection of finance and digital services is a relatively new phenomenon but one that has attracted significant regulatory attention. For instance, in the Philippines, the Monetary Board of the Bangko Sentral ng Pilipinas (“BSP” or the Philippine Central Bank) has approved the inclusion of digital banks as a distinct classification of banks along with guidelines for their establishment. The BSP, however, issued a moratorium on the issuance of licenses for digital banks until 2024. Our business is subject to laws that govern payment and financial services activities and we may face challenges in obtaining and maintaining licenses and regulatory approvals and in managing relationships with regulators. As we evolve our business, we may be subject to additional laws or requirements related to money transmission, lending, consumer protection, online payments, and other financial regulation. These laws govern, among other things, money transmission, prepaid access instruments, electronic funds transfers, anti-money laundering, countering the financing of terrorism, lending, consumer protection, banking, systemic integrity risk assessments, cybersecurity of payment processes, and import and export restrictions. Additionally, our “PayLater” offering, which allows consumers to pay for products or services within a certain period after the relevant transaction, involves the factoring of receivables of merchant-partners for their customers. Recently, regulators in certain jurisdictions, including Singapore and Malaysia, have been reviewing buy now, pay later offerings with a view to limiting consumer overspending and adoption of fair dealing practices, among other things. There can be no assurance that regulators will not impose requirements or curbs on such offerings and any such requirements or curbs could adversely impact us. For example, the regulator in Singapore, MAS, is exploring the possibility of self-regulation through industry guidelines. However there remains the possibility that tougher mandatory regulation may be implemented if such self-regulation is unsuccessful. We are subject to regulatory audits in all markets where we operate financial services businesses for which we are licensed, and such audits carry the risk that regulators could allege violations or view our continued participation in the market, as an overseas company, undesirable, and impose sanctions, penalties or withdraw our licenses.
Further, we maintain licensing relationships with all major credit card providers, and any contractual disputes over fees or other violations may result in restrictions or withdrawal of one or more scheme’s services. Furthermore, our financial services business and the use of such services have historically relied significantly on our deliveries and mobility segments, as consumers often use GrabPay to pay for deliveries and mobility services offered through our platform. The expansion of our financial services business will depend to a large extent upon our ability to continue to grow the use of our financial services for uses outside of our deliveries and mobility segments and for off-platform
usage.
As a new entrant in the financial services industry, we face intense competition with existing banks and financial services providers that may have greater experience, better access to capital, a lower cost of capital and more resources than we have. We will also compete against other new entrants, which, in Singapore, include NYSE-listed Sea Ltd. (which was also selected for the award of a digital full bank license) and Ant Group Co. Ltd. and a consortium led by Greenland Financial Holdings Group Co. Ltd. that were selected for the award of digital wholesale bank licenses. Our ability to achieve or maintain market acceptance for our financial services and products are affected by a number of factors, such as the community’s level of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Moreover, even if there is adequate acceptance of our digital financial services and products, our business will continue to be subject to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods that are more popular or widely accepted by the population.
Any of the foregoing, including any failure to manage these risks, could materially and adversely affect our business, financial condition, results of operations and prospects.

Improper, dangerous, illegal or otherwise inappropriate activity by consumers or driver- or merchant-partners or other third parties could harm our business and reputation and expose us to liability.
Due to the breadth of our operations that span across a wide variety of consumers, driver- and merchant-partners and other third parties in 480 cities in Southeast Asia, we are exposed to potential risks and liabilities arising from improper, dangerous, illegal or otherwise inappropriate actions by a wide variety of persons that we have no control over. Although we have implemented certain measures in order to ensure both partner and consumer safety, such measures may not be effective or adequate and any such actions may result in adverse consequences, such as nuisance, property damage, injuries, fatalities, business interruption, brand and reputational damage or significant liabilities for us.
Although there are generally certain qualification processes in place for the driver- and merchant-partners, including background checks on driver-partners, these qualification processes may not bring to light all potentially relevant information and would not bring to light events occurring after the qualification process is complete. In certain jurisdictions, available information may be limited by applicable laws or limited generally, and we (or third-party service providers we use to conduct background checks) also may fail to conduct qualification processes adequately. Furthermore, we do not independently test the driving skills of the driver-partners or other relevant skills of our other merchant-partners.
In our mobility business, if the driver-partners or consumers engage in improper, dangerous, illegal or otherwise inappropriate activities, driver-partners and/or consumers may not consider offerings on our platform to be safe and we may otherwise suffer adverse consequences, such as liability due to bodily harm to other users of our platform, and other brand and reputational damage. For example, in Cambodia, most of our two-wheel
and three-wheel driver-partners do not obtain (and in certain cases are not required to obtain) driver’s licenses, which could subject them and us to potential risks. In addition, merchant-partners in some of the countries in which we operate are not required to obtain food hygiene certificates or may only be subject to limited regulatory guidelines with regard to food safety and hygiene. In our financial services business, we may also be susceptible to potentially illegal or improper uses, which may include the use of our payment services in connection with fraudulent sales of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. If consumers or third parties providing financial services in partnership with us engage in improper, illegal or otherwise inappropriate activities while using our platform, other consumers and driver- and merchant-partners may also be unwilling to continue using our platform. Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that our measures will be effective.
Any of the foregoing activities, whether or not caused by or known to us, could harm our brand and reputation, result in litigation or regulatory actions, and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.
We are subject to risks associated with strategic alliances and partnerships.
We have entered into strategic alliances and partnerships with third parties and may continue to do so in the future. Such alliances and partnerships have included, among others, joint ventures or minority equity investments, such as our investments in the Digital Banking JV with Singtel and partnerships with strategic investors, including with Mitsubishi UFJ Financial Group Inc. (“MUFG”) for certain digital financial services, such as payments and lending, and with Toyota in several areas related to supporting driver-based services. These alliances and partnerships subject us to a number of risks, including risks associated with the sharing of proprietary information between parties, non-performance
by us or our partners of obligations under relevant agreements, disputes with strategic partners over strategic or operational decisions or other matters, increased expenses in establishing new strategic alliances and non-compete
provisions under some of such arrangements which limit our ability to operate in certain market segments, the need to support or capitalize joint venture or associate entities and reputational risks from association with strategic partners, as well as litigation risks associated therewith. In addition, Singtel has the right to swap all (but not a portion) of its shares in the Digital Banking JV for shares of GFG if GFG pursues a public offering prior to an IPO of the Digital Banking JV, subject to the terms of the shareholders agreement for the Digital Banking JV and relevant consents being obtained from MAS in connection with the grant of the digital full bank license. Accordingly, we will experience dilution of our ownership of GFG if Singtel exercises its right to swap its shares in the Digital Banking JV for GFG shares. In addition, we have entered into a binding agreement with Singtel with respect to the Digital Banking JV that may result in Singtel’s swap of its shares in the Digital Banking JV for Class A Ordinary Shares. See “—Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia—We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.”

Furthermore, some of our strategic alliances and partnership agreements contain exclusivity provisions restricting us from providing a particular service outside of the strategic alliance or partnership in a particular jurisdiction. For example, we and MUFG have entered into an agreement for strategic collaboration under which we have granted MUFG’s affiliates in Thailand exclusivity with respect to the provision of certain financial products and services to the driver- and merchant-partners and consumers and we have also granted MUFG’s affiliates a right of first offer with respect to certain financial products and services in our markets in which we operate. Subject to certain exceptions and carve-outs, the shareholders agreement with Singapore Telecommunications Limited (“Singtel”) for the Digital Banking JV contains restrictions on investments in other digital banking and other financial services businesses as well as restrictions on operating certain banking and financial services businesses outside of the Digital Banking JV, in addition to restrictions that may be imposed by applicable regulations and in connection with the grant of the in-principle
approval for the digital full bank license and grant of the digital full bank license, and (in the future) after approval to commence business is granted. The Digital Banking JV partners have agreed on a process for expanding digital banking and certain financial services into Southeast Asian jurisdictions beyond Singapore. Although we agree to such restrictions because we believe that the overall strategic alliance or partnership is to our benefit, such restrictions could adversely impact our growth prospects.
Our entry into digital banking in Singapore through the Digital Banking JV is subject to risks.
In December 2020, the MAS selected our consortium with Singtel to be a potential recipient of a digital full bank license. In November 2021, MAS issued the banking license to the Digital Banking JV “GXS Bank” solely for the purpose of facilitating the necessary preparatory work. The Digital Banking JV is not allowed to commence any business activities, until it is operationally ready and has obtained MAS’s approval to do so. However, there can be no assurance that the Digital Banking JV will be successful in obtaining MAS’s approval to commence business activities, given that it is not yet in the final stages of the building phase in preparation for commencement of operations. The Digital Banking JV must meet all relevant prudential requirements and licensing conditions before the MAS grants the approval to commence business, and these requirements and pre-approval
require substantial capital commitments from our shareholders, or may impose additional challenges, and give rise to regulatory and credit risks. In addition, the Digital Banking JV must comply with relevant banking regulations and other requirements on an ongoing basis. In particular, maintaining compliance with the MAS requirement of being “anchored in Singapore, controlled by Singaporeans and headquartered in Singapore” for it to be able to maintain the digital full bank license is subject to continuous regulatory review as our or GFG’s ownership and management control may evolve. Details of our corporate governance structures that became effective immediately upon consummation of the Business Combination have been shared and aligned with MAS’s expectations. However, MAS, at its sole discretion, may determine that future events cause the Digital Banking JV to no longer meet such requirement, which could have adverse consequences. These consequences may include but are not limited to the Digital Banking JV having our bank license suspended or revoked, or failing to obtain MAS’s approval to commence business. The MAS may take other actions to ensure that the Digital Banking JV is anchored in Singapore, controlled by Singaporeans and headquartered in Singapore. This could require us to sell or transfer existing shares in the Digital Banking JV to, or enter into proxy arrangements with, or could require the Digital Banking JV to issue new shares to, the joint venture partner, Singtel, or other Singapore citizens or entities. Furthermore, according to MAS’s eligibility criteria, among other requirements, holders of the digital full bank licenses will need S$1.5 billion (approximately $1.1 billion) in minimum paid-up
capital as well as additional capital to accommodate certain losses as determined by MAS. As such, the terms of the shareholders agreement with Singtel for the Digital Banking JV includes the obligation for us and our joint venture partner to make capital contributions to the Digital Banking JV of S$1.93 billion total (approximately $1.44 billion), which includes provision for retained losses. We believe both we and our joint venture partner, Singtel, each have sufficient cash resources to satisfy their respective obligations when due, and both parties have demonstrated to MAS that they have sufficient corporate funds to meet their respective funding obligations. We also have the obligation to indemnify our joint venture partner Singtel from and against certain losses resulting from breaches by us of undertakings to make committed capital contributions, undertakings given to the MAS or revocation of the digital full bank license or material restrictions being imposed on Digital Bank JV on account of an action taken by us and to indemnify bank customers against any shortfall in non-bank
deposits. In addition, upon certain events of default occurring, including a change of control of GFG before 2025, our joint venture partner Singtel may, subject to regulatory approval, sell its Digital Banking JV shares to us at a 20% premium over fair market value, or purchase our Digital Banking JV shares at a 20% discount to fair market value.

Our planned expansion of our digital banking business regionally remains subject to uncertainty and may cause our other group companies to be designated as financial holding companies and subject them to additional compliance, reporting and capital obligations.
In addition to Singapore, we plan to expand our digital banking business into other Southeast Asian countries. On June 30, 2021, we and a consortium of partners submitted an application for a digital banking license to Bank Negara Malaysia’s under its Licensing Framework for Digital Banks. We cannot assure you that our application will be approved. We commenced our expansion into Indonesia with the acquisition of a 16.26% equity interest in PT Bank Fama International in January 2022, and we are currently in the process of transferring such equity interest to our GXS Digital Bank. The transfer remains subject to regulatory approval in both Singapore and Indonesia.
As our digital banking business evolves, it is increasingly possible that one or more of our banking regulators would designate our other group companies as financial holding companies. Such requirements would in certain jurisdictions typically result in (i) increased information reporting requirements; (ii) increased capital provision on the regulated entity or its affiliates; (iii) increased restrictions on liabilities; and (iv) requirement to abide by regulatory directions on affiliates and the foreign holding companies in addition to the actual digital banking operations. While we plan to work closely with regulators to mitigate and manage any potential negative impact of such designation, we cannot assure you that we will be successful in reducing or managing any such negative impact.
We rely significantly on third-party cloud infrastructure services providers and any disruption of or interference with the use of our services could adversely affect our business, financial condition, results of operations and prospects.
Our platform is currently hosted within data centers provided by third-party cloud infrastructure services providers. As the continuing and uninterrupted performance of our platform is critical to our success, any system failures of such third-party providers’ services could reduce the attractiveness of our platform and may adversely affect our ability to meet the requirements of consumers and driver- and merchant-partners when they are using our platform. Third-party cloud infrastructure services providers are vulnerable to damage or interruptions from factors beyond our or their control, including but not limited to computer viruses and other malicious code, denial-of-service
attacks, cyber and ransomware attacks, phishing attacks,
break-ins,
sabotage, vandalism, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes and other similar disruptive problems. For example, one of our third-party infrastructure services providers suffered technical failures in March 2018 that caused the loss of a significant number of transactions over a period of several hours. In addition, in February 2021, GrabExpress orders were impacted due to system delays from one of our third-party infrastructure providers, affecting order fulfillment for GrabExpress deliveries for a period of approximately two hours. We expect that in certain jurisdictions, it may become increasingly difficult to ensure reliability of our platform as we expand and the usage of our platform increases. Any future disruptions could adversely impact user experience, create negative publicity harming our reputation, impact the quality, availability and speed of the services we provide as well as potentially violate regulatory requirements and fall short of regulatory expectations in relation to technology risk and business continuity risk management. Any of the foregoing could result in interruptions, delays, loss of data, cessations to our operations or in the provision of offerings through our platform and compensation payments to our partners and end consumers, and could adversely affect our business, financial condition, results of operations and prospects.
Furthermore, under our agreements with our third-party cloud infrastructure services providers, we are required to meet certain minimum spending commitments. To the extent we fall short of meeting such commitments, we could be required by the relevant service provider to pay for the shortfall, which would cause us to incur additional expenses.
We may continue to be blocked from, or limited in, providing our products and offerings in certain markets, may contravene applicable laws and regulations and may be required to modify our business model in order to manage our compliance with applicable laws and regulations.
Many markets in Southeast Asia may have laws and regulations that do not sufficiently contemplate or cover all of our business activities. As our business, business model, products, offerings and operations may be relatively new in these markets, the relevant laws and regulations, as well as their interpretations, may be unclear and evolving. This may make it difficult for us to assess which licenses, permits and approvals are necessary for our business, or the processes for obtaining such licenses, permits and approvals. This mismatch between our businesses and laws in the jurisdictions where we operate may also subject us to inconsistent, uncertain and arbitrary application of such laws and increased regulatory scrutiny. We may also proceed with business activities on a risk-weighted assumption that certain laws and regulations are invalid or inapplicable, which may not be the case. As part of our decision-making process in such circumstances, we have a cross functional team, which includes representatives from our governance, risk and compliance, legal, public affairs and public relations teams, that engages in considering such issues and making decisions that are consistent with our corporate culture (which includes sustainable growth and a strong focus on compliance) and common sense. We also, as part of our decision-making process, typically seek advice from local law firms with expertise on local regulatory considerations. In certain markets, we financed and provided offerings, either directly or through others with whom we had affiliations, while we are still assessing or considering the applicability of laws and regulations to those offerings or while we considered potential changes we may need to implement to comply with such laws and regulations. Our decision to continue operating in these instances has been subject to scrutiny by government authorities. There may have been instances where we were not in compliance with applicable laws and regulations or did not have all required licenses, permits and approvals needed to conduct the relevant business.

We also cannot be certain that we will be able to maintain licenses, permits and approvals that we have previously obtained, or that, should they expire, we will be able to renew them. Our interpretations of laws and regulations and relevant exemptions also may not be consistent with those of the regulators. As we expand our businesses, and in particular our financial services business, we may be required to obtain new licenses, permits and approvals and will be subject to additional laws and regulations and uncertainties in the markets we plan to operate in.
Many of the markets in Southeast Asia have not developed a fully integrated regulatory regime, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets, including, in particular, new or disruptive business models such as those in the technology sector. In Thailand, mobility services provided through online channels, including mobile applications such as our platform, are governed by laws that are broad, and as a result, our offerings could become subject to additional licensing or registration requirements at the discretion of relevant Thai regulators. On June 23, 2021, a Thai law governing ride-hailing became effective, and on September 29, 2021 and September 30, 2021, additional legislations implementing such law were enacted, which covers (i) pricing, (ii) application and ride-hailing operator certification, (iii) the on-boarding
process of driver-partners, (iv) required decals to be placed on a ride-hailing vehicle, and (v) a determination of engine power of vehicles used to provide ride-hailing services. Our platform and the driver-partners are now required to comply with such new legislation, although we believe it may take time for many of the driver-partners to fully comply with the requirements of the new legislation. We believe that Thai regulators are aware that full compliance with the recently enacted legislation may take some time. However, if relevant Thai regulators begin to enforce such laws before we or the driver-partners gain full compliance, our supply of driver-partners in Thailand could be materially impacted, which could impact our ability to continue to operate our mobility segment in Thailand. The relevant Thai regulators are considering our application for a ride-hailing operator certification, and during the process may impose certain conditions, including discontinuing certain unregulated offerings available on our platform, such as GrabBike. Discontinuing unregulated offerings like GrabBike may have an impact on our business. While we expect that the Thai regulators will grant us the certification soon, there is no assurance that we will obtain the certification on a timely basis, or at all. In addition, a new Thai law became effective on July 1, 2021 that categorized GrabFood, GrabMart and GrabExpress as regulated online delivery services under the purview of the Thai Department of Control. This new law is expected to be supplemented by further implementing legislation that may implement pricing controls. Although we cannot currently assess the potential impact of such legislation until implementing legislation is in place, such legislation may result in restrictions on our ability to introduce new fees and/or adjust existing fees to properly reflect supply and demand. Furthermore, Thai regulators are studying the potential for the enactment of laws related to the control of commissions chargeable to merchant-partners, and the impact of any such potential laws on our business is uncertain. In Vietnam, we entered into a joint venture with a foreign partner to set up a company to operate a car rental and transportation services business but the government did not grant the relevant licenses to set up such a company due to an adverse interpretation of the foreign ownership limit of 49% for the transportation business. After unsuccessful attempts to obtain the relevant licenses, we decided to abandon our plans for this business. In Myanmar there are no specific regulations governing operators of ride-hailing booking platforms; and in Malaysia, there are no laws specifically governing operators of certain delivery service booking platforms such as GrabFood and GrabMart. Regulatory risks, including but not limited to the foregoing, could have a material and adverse effect on our business, financial condition, results of operations and prospects. In certain circumstances, we may not be aware of our violation of certain policies, laws and regulations until after the violation. Where regulators find that we have not obtained required licenses, permits and approvals, we may come under investigation or otherwise be subject to scrutiny by governmental authorities, may be subject to regulatory fines and penalties and, in certain cases, may be required to cease operations altogether, unless and until laws and regulations are reformed. The regulatory environment in Southeast Asia may also slow the growth of our business. We have incurred, and expect that we will continue to incur, significant costs in managing our legal and regulatory matters, including the ability to operate our business in our markets.

The proper uninterrupted functioning of our highly complex technology platform is essential to our business.
Our business depends on the performance and reliability of our system as well as the efficient and uninterrupted operation of mobile communications systems that are not under our control. Our superapp platform is a complex system composed of many interoperating components and incorporates software that is highly complex, and therefore, many events that are beyond our control may cause service interruptions or degradations or other performance problems across the whole platform, including but not limited to computer viruses and other malicious code, denial-of-service
attacks, cyber and ransomware attacks, phishing attacks,
break-ins,
sabotage, vandalism, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes, and other similar disruptive problems. For example, in April 2018, we experienced a platform-wide disruption that impacted the availability of our deliveries and mobility offerings for several hours. We also experienced similar incidents in May and December in 2019 and November 2021 and experienced smaller scale disruptions or delays in 2020 and 2021. We may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. Although we have certain disaster response procedures, we or our third-party service providers may not currently have a comprehensive business continuity framework in place in all instances. We are working with third-party consultants to develop a suitable business continuity framework, but there can be no assurance that such framework will be implemented in a cost-effective manner or at all, or that it will prove effective or meet all the expectations of our stakeholders, including our consumers, partners and regulators, both current and in the future, in relation to cybersecurity risk, technology risk and business continuity management, which may also impact our current and prospective licensing in certain jurisdictions.
Our software, including third-party or open source software that is incorporated into our software code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, third-party software including open source software that is incorporated into our code, misconfigurations of our systems and unintended interactions between systems could result in our failure to comply with certain regulatory reporting obligations or compliance requirements or the introduction of vulnerabilities into our platform that may be exploited by cyber-attackers or third-parties engaging in fraudulent activities, or could cause downtime that would impact the availability of our platform, which could reduce the attractiveness of our platform to users, increase the likelihood of a successful cyber-attack or result in violations of regulators’ expectations of prescribed technology risk management practices. Cyber-attackers and third-parties engaged in fraudulent activities have in the past exploited vulnerabilities in our platform and may in the future continue to attempt to do so. If the measures we take to prevent these incidents from occurring are unsuccessful, we may incur losses from these fraudulent activities.
Disruptions in internet infrastructure, the absence of available mobile data or global positioning system signals or the failure of telecommunications network operators to provide us with the necessary bandwidth for our products and offerings could also interfere with the speed and availability of our platform. Our operations may also rely on virtual private network access in certain jurisdictions, such as China, where we have research and development operations.
Furthermore, we have no control over the costs of the services provided by national telecommunications operators. If mobile internet access fees or other charges to internet users increase, consumer traffic may decrease, which may in turn cause our revenue to significantly decrease. Our operations also rely on various other third-party software and applications, including with respect to intragroup communications and online word processing, and disruptions with respect to our usage of any such software could cause business interruption. Furthermore, although we seek to maintain and improve the availability of our platform and to enable rapid releases of new features and services, it may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our platform becomes more complex and more products and services are offered through our superapp and user traffic increases. If our platform is unavailable when driver- and merchant-partners, consumers and/or platform users attempt to access it or it does not load as quickly as they expect or it experiences capacity constraints, users may seek other offerings including our competitors’ products or offerings, and may not return to our platform as often in the future, or at all. This could adversely affect our ability to maintain our ecosystem of driver- and merchant-partners and consumers and decrease the frequency with which they use our platform. We may not effectively address capacity constraints, upgrade systems as needed, or develop technology and network architecture to accommodate actual and anticipated changes in technology.

Any of these events could significantly disrupt our operations, impact user satisfaction and in turn our reputation and subject us to liability, which could materially and adversely affect our business, financial condition, results of operations and prospects.
Our business depends upon the interoperability of our superapp and platform with different devices, operating systems and third-party software that we do not control.
One of the most important features of our superapp and platform is the broad interoperability with a range of devices, operating systems, and third-party applications. Our superapp and platform are accessible from the web and from devices running various operating systems such as iOS and Android. We depend on the accessibility of our superapp and platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify our platform to assure our compatibility with that of other third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could materially and adversely affect our business, financial condition, results of operations and prospects.
As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our applications. Additionally, in order to deliver high-quality applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If consumers or driver- and merchant-partners that utilize our platform encounter any difficulty accessing or using our applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, platform growth and user engagement would be adversely affected.
We also depend on third parties maintaining open marketplaces, including the Apple App Store, Google Play and Huawei App Gallery, which make our superapp available for download. We cannot assure you that the marketplaces, through which we distribute our superapp, will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. If any such marketplaces cease making our superapp available, this would have a material adverse effect on our business.
In addition, we rely upon certain third parties to provide software or application programming interfaces (“APIs”) for our products and offerings, which are currently important to the functionality of our platform. If such third parties cease to provide access to such third-party software or APIs on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable solutions from other sources, which may be more expensive or inferior and/or adversely impact user experience. In some cases, such third-party commercial software may be difficult to replace, or become unavailable to us on commercially reasonable terms. Any such changes to or unavailability of third-party software or APIs could materially and adversely affect our business, financial condition, results of operations and prospects.
If we do not adequately protect our intellectual property rights, or if third parties claim that we are misappropriating the intellectual property of others, we may incur significant costs and our business, financial condition, results of operations and prospects may be adversely affected.
Our brand value and technology, including our intellectual property, are some of our core assets. We protect our proprietary rights through a combination of intellectual property and contractual rights. These include patents, registered designs, trademarks, copyright, trade secrets, license agreements, confidentiality and nondisclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements, and other similar contractual rights. The efforts we have taken to protect our intellectual property may not be sufficient or effective. For instance, intellectual property laws, rules and regulations vary from jurisdiction to jurisdiction, and effective intellectual property protection may not be available in every country in which we currently operate. In addition, it may be possible for other parties to copy or reverse-engineer our products and offerings or obtain and use the content of our website without authorization. Further, we may be unable to prevent competitors from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our domain names, trademarks, service marks and other proprietary rights. In the event of any unauthorized use of our intellectual property or other proprietary rights by third parties, legal and contractual remedies available to us may not adequately compensate us. We primarily rely on copyrights and confidential information (including source code, trade secrets, know-how
and data) protections, for the purposes of protecting our core technologies and proprietary databases, rather than registered rights such as patents. Further, the registration of intellectual property, especially across multiple jurisdictions, is costly, subject to complex laws, rules and regulations, and can be challenged by third parties, and we may choose to limit or not to pursue intellectual property registrations in the future. Our reliance on copyrights and confidential information protections, rather than registered intellectual property rights, may make it more difficult for us to protect some of our core technologies against third-party infringement and could increase the risk of third-party infringement actions against us.

We may also be unable to detect infringement of our intellectual property rights, and even if such violations are found, we may not be successful, and may incur significant expenses in protecting our rights. In addition, our competitors may independently develop technology or services that are equivalent or superior to our technology services. Any enforcement efforts may be time-consuming, costly and may divert management’s attention. Any failure to protect or any loss or dissolution of our intellectual property rights may have an adverse effect on our ability to compete and may adversely affect our business, financial condition, results of operations and prospects.
Furthermore, as we face increasing competition and as our business grows, we may in the future receive notices that claim we have misappropriated, misused, or infringed upon other parties’ intellectual property rights. In addition, as our strategic alliances and partnerships at times involve sharing of intellectual property, we are subject to the risk of our partners alleging we have misappropriated or misused such partner’s intellectual property or our partners infringing our intellectual property.
Any intellectual property claims against us, regardless of merit, could be time consuming and expensive to settle or litigate, could divert our management’s attention and other resources, and could hurt goodwill associated with our brand. These claims may also subject us to significant liability for damages and may result in us having to stop using technology, content, branding, or business methods found to be in violation of another party’s rights. Certain adverse outcomes of such proceedings could adversely affect our ability to compete effectively in existing or future businesses.
We may also be required or may opt to seek a license for the right to use intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we may be required to pay significant royalties, which may increase our operating expenses. If alternative technology, content, branding, or business methods for any allegedly infringing aspect of our business are not available, we may be unable to compete effectively or we may be prevented from operating our business in certain jurisdictions. Any of these results could harm our business.
We may not be able to make acquisitions or investments, or successfully integrate them into our business.
As part of our business strategy, we have entered into and regularly pursue a wide array of potential strategic transactions, including strategic investments, alliances, partnerships, joint ventures and acquisitions, in each case relating to businesses, technologies, services and other assets that we expect to complement our business or that we believe will help to grow our business. For example, in March 2018, we acquired Uber’s Southeast Asian business. In late 2018, we invested in OVO, a digital payments platform in Indonesia, and further increased our equity interest in OVO in October 2021. In January 2022 we completed the acquisition of a majority economic interest in Jaya Grocer Holdings Sdn. Bhd., a mass-premium supermarket chain in Malaysia (“Jaya Grocer”), and have made other acquisitions and investments which we believe will complement our business.

These types of transactions involve numerous risks, including, among others:

•	intense competition for suitable targets and partners, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•	complex technologies, terms and arrangements, which may be difficult to implement and manage;

•	failures or delays in closing transactions;

•	difficulties integrating brand identity, technologies, operations, existing contracts, and personnel;

•	failure to realize the anticipated return on investment, benefits or synergies;

•
exclusivity provisions which prevent us from providing a particular service outside of the strategic alliance or partnership in a particular jurisdiction which could serve to limit access to business opportunities;

•
failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company, partner or technology, including but not limited to issues related to intellectual property, cybersecurity risks, regulatory compliance practices, litigation, security interests over assets, contractual issues, revenue recognition or other accounting practices, or employee or user issues;

•	expanding into business activities where we have limited experience, such as offline businesses, or no experience at all;

•	failure to retain key employees, to ensure that we can preserve value in the existing platform and avoid loss of institutional knowledge;

•	risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals or other adverse reactions from regulators;

•	regulatory changes that require adjustments to our business or shareholding or rights in relation to subsidiaries or joint ventures; and

•
adverse reactions to acquisitions by investors and other stakeholders. Each acquisition will require management bandwidth to integrate, commensurate to the size and scale of the acquisition, which may distract our management from executing our existing roadmap. If we fail to address the risks or other problems encountered in connection with past or future transactions such as the foregoing, or if we fail to successfully integrate or manage such transactions, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering or other related laws and regulations could damage our business, reputation, financial condition, and results of operation, or subject us to other risks.
Our payment and financial services related businesses, operations and systems may, in certain jurisdictions, be governed by laws and regulations related to payment and financial services activities, including, among other things, laws and regulations relating to banking, privacy, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing, electronic funds transfers, systemic integrity risk assessments, cybersecurity of payment processes, import and export restrictions and consumer protection. Our payment and financial services related activities may be susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent sales of goods or services, and payments to sanctioned parties. These laws and regulations to which we are now, or in the future may be, subject to may be highly complex, vague, and could change and may be interpreted to make it challenging or impossible for us to comply with them. Moreover, activities in jurisdictions where we allow payments in cash may raise additional legal, regulatory, and operational concerns. Operating a business that uses cash may increase our compliance risks with respect to a variety of laws and regulations, including those referred to above. In addition, we may in the future offer new payment options that may be subject to additional regulations and risks. If we fail to comply with applicable laws and regulations, we may be subject to civil or criminal penalties, fines, and higher transaction fees, and we may not be able to continue to accept or process online payment, payment card or other related transactions, which could make offerings on our platform less convenient and attractive. In the event of any failure to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects could be adversely affected.
As our payments and financial services related businesses expand, we will need to continue to invest in compliance with applicable laws and regulations, and to conduct appropriate risk assessments and implement appropriate controls. Government authorities may scrutinize or seek to bring actions against us if our systems are used for improper or illegal purposes or if our risk management or controls are not adequately assessed, updated, or implemented, and the foregoing could result in financial or reputational harm to our business.

In addition, laws and regulations related to payments and financial services are evolving, and changes in such laws and regulations could affect our ability to provide services on our platform in the manner that we have done, expect to do, or at all. In addition, as we evolve our business or make changes to our operations, we may be subject to additional laws and regulations. Historical or future non-compliance
with these laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our product offerings, could harm our business.
We rely on our partnerships with financial institutions and other third parties for payment processing infrastructure and for the provision of services through our platform.
The convenient payment mechanisms provided by our superapp and platform are key factors contributing to the development of our business. We rely on strategic partnerships with financial institutions such as Visa and Mastercard and third parties such as Adyen and Stripe for elements of our payment-processing infrastructure to process and remit payments to and from consumers and driver- and merchant-partners using our platform. Although we may develop in-house
payment processing capabilities, we will likely need to continue to rely on these strategic partnerships and third-party services. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs.
In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs. If these fees increase over time, our operating costs will increase, which could materially and adversely affect our business, financial condition, results of operations and prospects.
Failures of the payment processing infrastructure underlying our platform could cause driver- and merchant-partners to lose trust in our payment operations and could cause them to instead use our competitors’ platforms. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to driver- and merchant-partners could be adversely affected. For example, on November 11, 2020, during the “11.11 Sales Day” promotional period, we were unable to process GrabPay transactions for approximately fifteen minutes primarily due to delays with one of our payment processing partners. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by platform users.
Additionally, online payment providers require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or be difficult to follow. If we fail to comply with these rules or regulations, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments. We have also agreed to reimburse our third-party payment processor for any reversals, chargebacks, and fines that are assessed by payment card networks if we violate these rules. Any of the foregoing risks could adversely affect our business, financial condition, results of operations and prospects.
In addition, as a platform business, our business model generally provides a platform enabling driver- and merchant-partners and other third parties, such as insurance companies and financial institutions, to reach a broad base of consumers through our platform. To the extent such third parties use other means to reach consumers instead of our platform, our business could be adversely impacted as we do not provide the services offered through our platform ourselves.
Changes in, or failure to comply with, competition laws could adversely affect us.
Competition authorities closely scrutinize us. There has been increased scrutiny over the power and influence of big technology companies globally, and in particular, antitrust regulators in Southeast Asia have taken greater interest in potential abuses of market power or position by big technology companies. If one jurisdiction imposes or proposes to impose new requirements or restrictions on our business, other jurisdictions may follow. Further, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines, whether or not valid or subject to appeal.

For example, in connection with, and following, Uber’s sale of its Southeast Asian business to us in March 2018, we faced, among others, public scrutiny from antitrust authorities in Singapore, Malaysia, Vietnam and the Philippines. The Competition and Consumer Commission of Singapore (“CCCS”) directed us, among other things, to remove exclusivity arrangements, lock-in
periods and termination fees with Singapore driver-partners, to maintain our pre-acquisition
fare algorithm and driver-partner commission rates and to pay a fine of S$6.42 million (approximately $4.8 million). In addition, there has been increased scrutiny from the CCCS in the online food delivery and virtual kitchen sectors, and if the CCCS assesses that any arrangements between us and the merchant-partners may be harmful to competition, the CCCS may take enforcement action against us that may adversely affect our business, financial condition, results of operations and prospects. The CCCS has also stated in its
E-commerce
Platforms Market Study Report dated September 10, 2020 that it continues to closely monitor key developments in the digital economy and the impact of these developments on competition and consumers in markets within Singapore. The Philippine Competition Commission (“PCC”) required a series of voluntary commitments from us in clearing the Uber acquisition and imposed a fine of approximately 56.5 million Philippine Pesos (approximately $1.2 million) on us for violating some of our pricing and service quality commitments after the merger with Uber. The Malaysian Competition Commission (“MyCC”) issued a proposed decision in October 2019 alleging that we had abused our dominant position in the ride-hailing booking and transit media advertising market through the imposition of a number of restrictive clauses on the driver-partners, including restrictions on driver-partners promoting competitors’ products and providing advertising services to third-party enterprises. Pursuant to the proposed decision, MyCC proposed a fine of approximately MYR86.8 million (approximately $21 million) and a daily fine of MYR15,000 (approximately $3,600) for each day we fail to take the remedial actions as directed by MyCC. The penalty is imposed in the event of failure to comply with the interim directions (“Proposed Decision Directions”). We believe we have complied with the said Proposed Decision Directions and should not be subject to the daily fines of MYR15,000. In addition, we submitted our written representation to MyCC in December 2019 and made our oral representation to MyCC in October 2020, challenging MyCC’s proposed decision on several grounds. The matter is pending the issuance of a final decision by MyCC. We at the same time have initiated a judicial review application against MyCC. At first instance, our leave application at the High Court for a judicial review of MyCC’s proposed decision was dismissed. However, the Court of Appeal reversed the High Court’s decision in denying our leave application and remitted the substantive hearing to be heard in the High Court. MyCC is applying for a ‘Stay Application’ to pause the substantive hearing in the High Court, as MyCC is appealing to the Federal Court against the Court of Appeal’s decision. The Stay Application at High Court was dismissed. Subsequently, the judicial review substantive hearing was scheduled on February 14, 2022, but on February 9, 2022, in the Federal Court, MyCC was granted an interim stay of the judicial review substantive hearing pending issuance of the Court of Appeal’s grounds of judgment. In Thailand, the Trade Competition Commission Thailand (“TCCT”) (previously named the Office of Trade Competition Commission) has placed increased scrutiny on the online food deliveries market and issued the Notification of the Trade Competition Commission in relation to Guidelines for consideration of unfair trade practices between food deliveries digital platform operators and restaurant operators effective from December 24, 2020. The notification provides certain guidelines that lay out practices of food deliveries platforms that may be considered as unfair trade practices and prohibits unfair fees, charges and trading conditions. The regulations provided in such notification are unclear, and their interpretation and implementation are subject to the sole discretion of the TCCT, which creates uncertainty. The TCCT is also studying the market structure of the online food deliveries market and monitoring business practices that tend to create a monopoly in that market. In Indonesia, the Indonesian Commission for the Supervision of Business Competition (“KPPU”) was invited by the Ministry of Trade to discuss issues regarding unfair practices in the
e-commerce
sectors that potentially harm businesses of small and medium sized enterprises in Indonesia. The KPPU was also invited to join the government special task force to supervise the implementation of fair competition in the
e-commerce
sector.
Antitrust regulators in certain Southeast Asian countries where we operate are also reviewing their framework and policies to deal with digital markets. For example, in Singapore, the CCCS revised its competition guidelines (which is effective from February 1, 2022) for greater clarity and guidance on issues and conduct that may be relevant in the digital era. In addition, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations that we plan to make or re-evaluate
previous acquisitions, combinations, or restructuring completed by us in the past, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including limitations on our contractual relationships with platform users or restrictions on our pricing models. For example, although the
COVID-19
pandemic has not resulted in any regulatory caps on pricing for our businesses, our pricing model, including dynamic pricing, could be challenged or limited in emergencies and capped in certain jurisdictions or become the subject of litigation and regulatory inquiries. As a result, we may be forced to change our pricing model in certain jurisdictions and in certain circumstances, which could harm our revenue or result in a sub-optimal
tax structure. In the Philippines, the PCC is pursuing the development of an Incentives Monitoring Framework (IMF) and plans to commission, at our cost, a technical expert to craft the IMF. The IMF will study the incentives, benefits, promotions, and rewards provided by us to ensure that they do not result in anti-competitive effects.

In addition, regulators in certain jurisdictions where we operate could scrutinize the Business Combination from a competition law perspective. In certain countries where we operate, competition laws may be new or relatively new, regulatory bodies may be new or have new mandates, and relevant laws and regulations, as well as their interpretations and application, may otherwise be unclear and evolving. This can make it difficult for us to assess (a) which notifications or approvals are required, or (b) the timing and processes for obtaining such approvals in light of the complex structure of the Business Combination. We could be subject to fines or penalties, lose credibility with regulators, be subject to other administrative sanctions or otherwise incur expenses and diversion of management attention or other resources, if any regulators choose to investigate us, or find that we have not made required notifications or filings in connection with the Business Combination.
Unfavorable media coverage could harm our business, financial condition, results of operations and prospects
.
We are the subject of regular media coverage. Unfavorable publicity regarding, among other things, our business model or offerings, user support, technology, platform changes, platform quality, privacy or security practices, regulatory compliance, financial or operating performance, accounting judgments or management team could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of consumers and driver- and merchant-partners that utilize our platform, which could adversely affect our business, financial condition, results of operations and prospects. Negative publicity could also draw regulator attention and lead to regulatory action or new laws or regulations impacting our business. In addition, the foregoing risks are increased by the widespread use of social media and the increasing incidence of fake or unsubstantiated news, particularly on social media and other online platforms.
As our platform continues to scale and public awareness of our brand increases, any future issues that draw media coverage could have an amplified negative effect on our reputation and brand. In addition, negative publicity related to key brands or influencers that we have partnered with may damage our reputation, even if the publicity is not directly related to us.
We rely on third-party background check providers to screen potential driver-partners and they may fail to provide accurate information.
All potential driver-partners are required to go through our security and safety screening background checks before being qualified as a driver-partner on our platform. We rely on third-party background check providers to provide the criminal and/or driving records of potential driver-partners in most of our markets to help identify those that are not qualified to use our platform pursuant to applicable law or our internal standards, and our business may be adversely affected to the extent such providers do not meet their contractual obligations, our expectations, or the requirements of applicable laws or regulations. If any of our third-party background check providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate provider, and may not be able to secure similar terms or replace such partners in an acceptable timeframe, which in turn could lead to difficulty in onboarding sufficient numbers of driver-partners to meet consumer or merchant-partner demand. Further, if the background checks conducted by our third-party background check providers are inaccurate or do not otherwise meet our expectations, unqualified drivers may be permitted to conduct passenger trips or make deliveries on our platform, and as a result, we may be unable to adequately protect or provide a safe environment for consumers and merchant-partners. Inaccurate background checks may also result in otherwise qualified drivers from being inadvertently excluded from our platform. Our reputation and brand could be adversely affected and we could be subject to increased regulatory or litigation exposure. In addition, if the background checks conducted by our third-party background check providers do not meet the requirements under applicable laws and regulations, we could face legal liability or negative publicity.

We are also subject to a number of laws and regulations applicable to background checks for potential and existing driver-partners that utilize our platform. If we or our third-party background check providers fail to comply with applicable laws and regulations, our reputation, business, financial condition, results of operations and prospects could be adversely affected, and we could face legal action. In addition, background check qualification processes may be limited in certain jurisdictions based on national and local laws, and our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.
Any negative publicity related to any of our third-party background check providers, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition, results of operations and prospects.
Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be materially and adversely affected.
We believe that our company culture, which was founded on the principle of creating a double bottom line business by delivering financial performance and social impact at the same time and promoting the values of heart, honor, humility and hunger, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	staying true to our values and withstanding competitive pressures to move in a direction that may divert us from doing so;

•	maintaining appropriate alignment between our values and the fiduciary duties that our directors have under Cayman Islands law to act in the best interests of the company;

•	failure to identify, attract, reward, and retain people in leadership positions in our organization who share our values;

•	negative perception of our treatment of employees, consumers or driver- and merchant-partners; and

•	maintaining our culture while integrating new personnel and businesses as we grow.
If we are not able to maintain and evolve our culture, we may suffer consequences such as the inability to attract employees, consumers, driver- and merchant-partners and business partners and maintain and grow our business, and as a result our financial condition, results of operations and prospects could be materially and adversely affected.
We depend on talented, experienced and committed personnel, including engineers, to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel, particularly in the technology sector, our business, financial condition, results of operations and prospects may be materially and adversely affected.
A fundamental driver of our ability to succeed is our ability to recruit, train and retain high-quality management, operations, engineering, and other personnel who are in high demand, are often subject to competing employment offers and are attractive recruiting targets for our competitors. Our senior management, mid-level
managers and technology sector employees, including engineers, data scientists and analysts, cybersecurity specialists, product managers and designers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. There is particularly acute competition for the technology sector and research and development employees in some of our markets. In addition, we depend on the continued services and performance of our key personnel. Our CEO and co-founder
Anthony Tan,
co-founder
Tan Hooi Ling, President Maa Ming-Hokng, Chief Financial Officer Peter Oey, Chief People Officer Ong Chin Yin, and Chief Operating Officer Alex Hungate and their involvement in our business are important to our success. Our key executives play a central role in the development and implementation of our business strategies and initiatives. Any decrease in the involvement of any of the key executives in our business or loss of key personnel, particularly to competitors, could have an adverse effect on our business, financial condition, results of operations and prospects. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions has had and may in the future have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. Although our employment contracts contain non-compete
clauses, there is the risk that such
non-compete
clauses may be deemed unenforceable under applicable law. In addition, OVO has experienced changes in its management and management attrition as certain senior executives have departed, and OVO may experience further changes to its management in the future, which could be disruptive to our business and impact our operating performance.

To attract and retain key personnel, we use equity incentives, among other measures, which may not be sufficient to attract and retain the personnel we require to operate our business effectively. As demand in the technology sector intensifies, we may be required to offer more in terms of cash or equity in order to attract and retain talent, which would increase our expenses. The equity incentives we use to attract, retain, and motivate employees may not be effective, particularly if the value of the underlying stock does not increase commensurate with expectations or consistent with our historical growth. In addition, in certain countries, the grant of equity incentive may be restricted, preventing us from delivering such incentives to personnel in the respective country. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and we may never realize returns on these investments. If we are unable to attract and retain high-quality management and operating personnel, our business, financial condition, results of operations and prospects could be adversely affected.
Our ability to recruit and retain talent at desired compensation levels could also be limited by government attitudes and policies, which at times may favor nationals of the country in which we do business rather than hiring talent from abroad, which could impact our talent pool and the costs associated with it. Travel and other restrictions imposed by governments to address
COVID-19
transmission rates may also harm our ability to recruit and retain nationals from outside Southeast Asia or the country where we are recruiting, and may require significant numbers of employees to work remotely, which may impact productivity. Our ability to recruit and retain talent and maintain good relations with our employees could also be impacted by employee activism over social, political or other matters, which could impact our relations with our employees.
Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit the ability to operate our business.
We have been in the past, are currently, and may be in the future, involved in private actions, collective actions, class actions, investigations, and various other legal proceedings by driver- and merchant-partners, consumers, employees, commercial partners, competitors, or government agencies, among others, relating to, for example, personal injury or property damage cases, wrongful act, subrogation, employment or labor-related disputes such as wrongful termination of employment, consumer complaints, disputes with driver-partners and merchant-partners, contractual disputes with consumers or suppliers, disputes with third parties and regulatory inquiries or proceedings relating to compliance with competition and data privacy regulations. The results of any such litigation, investigations, and legal proceedings are inherently unpredictable and may be expensive. Any claims against us, whether meritorious or not, could be time consuming, costly, and harmful to our reputation, and could require significant amounts of management time and corporate resources. Furthermore, we may be held jointly responsible for claims against third parties offering their services through our platform, including driver- or merchant-partners. If any of these legal proceedings were to be determined adversely to us, or we were to enter into any settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition, results of operations and prospects.
In addition, we regularly include arbitration provisions in our terms of service with end-users
and driver- and merchant-partners, and in certain markets include other provisions such as mediation provisions or, in Singapore, for certain disputes to be referred to the Small Claims Tribunal. These provisions are intended to streamline the dispute resolution process for all parties involved, as arbitration or other methods of alternative dispute resolution can in some cases be faster and less costly than litigation in court. However, arbitration or other methods of alternative dispute resolution may become more costly for us, or the volume of cases may increase and become burdensome. Further, the use of arbitration or other alternative dispute resolution provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. To minimize these risks, we may voluntarily limit our use of arbitration or other alternative dispute resolution provisions, or we may be required to do so, in any legal or regulatory proceeding, either of which could increase our litigation costs and exposure in respect of such proceedings.

In July 2020, the Indonesian Commission for the Supervision of Business Competition (“KPPU”) imposed a financial penalty of approximately $3.5 million on us based on allegations by driver-partners that preferential treatment in respect of rides was given to driver-partners that utilized our car rental plans. Although we were successful in our appeal in the first instance and KPPU’s subsequent appeal to the Indonesian Supreme Court was dismissed in April 2021, we may be subject to similar actions in the future. In December 2020, the Malaysian Association of Taxi, Rental Car, Limousine and Airport Taxi filed a claim against us alleging, among other things, certain violations of transport and competition laws, and is seeking damages of approximately $24 million. Our application to dismiss the claim was allowed but the plaintiffs have filed an appeal at the Court of Appeal. The appeal is pending. In December 2018, we were assessed approximately 1.4 billion Philippine Pesos (approximately $29 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and our case remains under review by the regional trial court. In October 2018, a taxi driver filed a claim against the Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. (“Grabtaxi Thailand”) to operate GrabCar. Grabtaxi Thailand is a co-defendant
in this case and we could be subject to potential liabilities as a result. The case is still pending. If Grabtaxi Thailand loses the case, it may be subject to a fine imposed by the regulator, and although ride-hailing through online channels has recently been legalized in Thailand, there can be no assurance that there would be no wider impact to our ride-hailing offering in Thailand from such case. In August 2020, Grabtaxi Thailand had its first meeting with the Trade Competition Commission Thailand (the “TCCT”) to discuss accusations that it had unfairly imposed exclusivity clauses on its merchant-partners. On March 3, 2022, Grabtaxi Thailand was officially informed that the case was closed and the TCCT had dropped the accusation in January 2022. Consequently, Grabtaxi Thailand can continue to operate its business with the exclusivity clauses in place, provided that they are mutually agreed upon and commercially justifiable, subject to additional guidelines to be provided by the TCCT. For additional details of certain legal proceedings involving us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In addition, we may face additional litigation in civil lawsuits initiated by competitors and merchant-partners that rely on such decision as grounds to initiate litigation. Any such disputes or future disputes could subject us to negative publicity, have an adverse impact on our brand and reputation, divert management’s time and attention, involve significant costs and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.
We may also be exposed to securities litigation. See “—Risks Relating to the Company’s Securities—We may be subject to securities litigation, which is expensive and could divert management attention.”
We have incurred a significant amount of indebtedness and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business
.
As of December 31, 2021, we had total outstanding indebtedness of $2.2 billion. Subject to the limitations in the terms of our existing and future indebtedness, we may incur additional indebtedness, secure existing or future indebtedness, or refinance our indebtedness. In particular, we may need to incur additional indebtedness to finance our operations and such financing may not be available to us on attractive terms, or at all. Among other macroeconomic factors, an increase in interest rates would adversely affect our ability to secure additional debt financing and would result in higher interest payments.
We may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations. To date, we have used a substantial amount of cash for operating activities, and we cannot assure you when we will begin to generate cash from operating activities in amounts sufficient to cover our debt service obligations.

In addition, under our Term Loan B Facility, Grab Holdings Inc. and certain of Grab Holdings Inc.’s subsidiaries are subject to limitations regarding our business and operations, including limitations on incurring additional indebtedness and liens, limitations on certain consolidations, mergers, and sales of assets, and restrictions on the payment of dividends or distributions. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require that we repay our loans immediately and may limit our ability to obtain additional financing, which in turn may have an adverse effect on our cash flows and liquidity. Further, any downgrade of our credit ratings may make it more difficult for us to obtain additional debt financing or may increase the cost thereof.
In addition, as of January 1, 2022, LIBOR settings for all non-U.S. dollar currencies and U.S. dollar one-week and two-month LIBOR settings ceased being published, provided or representative. InterContinental Benchmark Exchange and the United Kingdom’s Financial Conduct Authority have confirmed that LIBOR settings for all remaining U.S. dollar LIBOR tenors will cease to be published, provided or representative after June 30, 2023. If new methods of calculating LIBOR are established or if other benchmark rates used to price indebtedness or investments are established, the terms of any existing or future indebtedness or investments, including the terms of our debt instruments, may be negatively impacted, resulting in increased interest expense or lower than expected interest income. We discuss the interest rate risk related to some of our indebtedness in greater detail under “Item 11. Qualitative and Quantitative Disclosure about Market Risk—Interest Rate Risk.”
Increases in fuel, food, labor, energy, and other costs could adversely affect us.
Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by the driver-partners when providing services on our platform. Similarly, factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase merchant-partner operating costs. Many of the factors affecting driver- and merchant-partner costs are beyond the control of these parties. Russia’s invasion of Ukraine in early 2022 and the resulting sanctions imposed by various governments on Russia has resulted in fuel price increases in certain countries we operate in, which would increase the costs incurred by our driver- and merchant-partners. In response, we have introduced a fare increase or fuel surcharge in some of the countries, such as Singapore and Vietnam, to help them counter the effects of the increasing fuel prices. In many cases, these increased costs may cause driver-partners to spend less time providing services on our platform or to seek alternative sources of income. Likewise, these increased costs may cause merchant-partners to pass costs on to consumers by increasing prices. The resulting increased prices may in turn reduce demand for the services offered on our platform. A decreased supply of consumers and driver- and merchant-partners or increased prices on our platform could harm our business, financial condition, results of operations and prospects.
We may experience fluctuations in our operating results.
Our operating results are subject to seasonal fluctuations as a result of a variety of factors, some of which are beyond our control. For example, prior to the
COVID-19
pandemic, our revenue was typically lower in the first quarter of each year as a result of regional holidays, including the lunar new year and the holiday periods during which demand for mobility offerings is typically lower. In addition, our revenue is also impacted by other holidays such as Christmas and celebration of the new year as well as the fasting month of Ramadan, which impacts demand for deliveries and mobility offerings as well as driver-partner supply. Our operating results may also experience seasonal fluctuations due to weather conditions, such as flooding during the rainy season in certain markets, like Indonesia, the Philippines and Vietnam. In addition to seasonality, our operating results may fluctuate as a result of factors including our ability to attract and retain new platform users, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, and other risks described elsewhere in this annual report. In addition, with the
COVID-19
pandemic, we have experienced a significant increase in our business revenue and volume as well as accelerated growth in our deliveries segment. Such growth stemming from the effects of the
COVID-19
pandemic may not continue in the future, and we expect the growth rates to decline in future periods. Furthermore, our fast-paced growth has made, and may in the future make, these fluctuations more pronounced and as a result, harder to predict. As such, we may not accurately forecast our operating results.
We are exposed to fluctuations in currency exchange rates.
We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Singapore Dollars, Indonesian Rupiah, Thai Baht, Malaysian Ringgit, Vietnamese Dong and Philippine Pesos, among other currencies. Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars. We have not but may in the future choose to enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and could expose us to additional risks that could adversely affect our business, financial condition, results of operations and prospects.
We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

We track certain operating metrics with internal systems and tools and do not independently verify such metrics. Certain of our operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.
We track certain key operating metrics, including, among others, our GMV, MTUs, partner incentives, consumer incentives, registered driver-partners and cohort data, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. For example, the accuracy of our operating metrics could be impacted by fraudulent users of our platform, and further, we believe that there are consumers who have multiple accounts, even though this is prohibited in our Terms of Service and we implement measures to detect and prevent this behavior. Consumer usage of multiple accounts may cause us to overstate the number of consumers on our platform. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, we expect that our business, financial condition, results of operations and prospects could be materially and adversely affected.
Industry data and estimates contained in this annual report are uncertain and subject to interpretation, and may not be an indication of the actual results of our current or future results. Accordingly, you should not place undue reliance on such information
.
The industry data and estimates included in this annual report are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, statistics and estimates relating to our industries and our competitive position have been derived from various public data sources, commissioned third-party industry report and other third-party industry reports and surveys. We commissioned Euromonitor International Limited to conduct market research concerning the digital services, food deliveries and transportation markets in Southeast Asia. While we generally believe Euromonitor’s report to be reliable, we have not independently verified the accuracy or completeness of such information. Euromonitor’s report may not have been prepared on a comparable basis or may not be consistent with other sources. Moreover, geographic markets and the industries we operate in are not clearly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as digital services, food deliveries and transportation markets may be subject to interpretation, and the resulting industry data, estimates and competitive positions are inherently uncertain. For these reasons and due to the nature of market research methodologies, you should not place undue reliance on such information as a basis for making, or refraining from making, your investment decision.
Our use of “open source” software under restrictive licenses could: (i) adversely affect our ability to license and commercialize certain elements of our proprietary code base on the commercial terms of our choosing; (ii) result in a loss of our trade secrets or other intellectual property rights with respect to certain portions of our proprietary code; and (iii) subject us to litigation and other disputes.
We have incorporated certain third-party “open source” software (“OSS”) or modified OSS into elements of our proprietary code base in connection with the development of our platform. In general, this OSS has been incorporated and is used pursuant to ‘permissive’ OSS licenses, which are designed to be compatible with our use and commercialization of our own proprietary code base. However, we have also incorporated and use some OSS under restrictive OSS licenses. Under these restrictive OSS licenses, we could be required to release to the public the source code of certain elements of our proprietary software which: (i) incorporate OSS or modified OSS in a certain manner; and (ii) have been conveyed or distributed to the public, or which the public interacts with. In some cases, we may be required to ensure that such elements of our proprietary software are licensed to the public on the terms set out in the relevant OSS license or at no cost. This could allow competitors to use certain elements of our proprietary software on a relatively unrestricted basis, or develop similar software at a lower cost. In addition, open source licensors generally do not provide warranties for their open source software, and the open source software may contain security vulnerabilities that we must actively manage or patch. It may be necessary for us to commit substantial resources to remediate our use of OSS under restrictive OSS licenses, for example by engineering alternative or work-around code.

There is an increasing number of open-source software license types, and the terms under many of these licenses are unclear or ambiguous, and have not been interpreted by U.S. or foreign courts, and therefore, the potential impact of such licenses on our business is not fully known or predictable. As a result, these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our own proprietary code (and in particular the elements of our proprietary code which incorporates OSS or modified OSS). Furthermore, we could become subject to lawsuits or claims challenging our use of open source software or compliance with open source license terms. If unsuccessful in these lawsuits or claims, we may face IP infringement or other liabilities, be required to seek costly licenses from third parties for the continued use of third-party IP, be required to re-engineer
elements of our proprietary code base (e.g. for the sake of avoiding third-party IP infringement), discontinue or delay the use of infringing aspects of our proprietary code base (such as if re-engineering
is not feasible), or disclose and make generally available, in source code form, certain elements of our proprietary code.
More broadly, the use of OSS can give rise to greater risks than the use of commercially acquired software, since open source licensors usually limit their liability in respect of the use of the OSS, and do not provide support, warranties, indemnifications or other contractual protections regarding the use of the OSS which would ordinarily be provided in the context of commercially acquired software.
Any of the foregoing could adversely impact the value of certain elements of our proprietary code base, and our ability to enforce our intellectual property rights in such code base against third parties. In turn, this could materially adversely affect our business, financial condition, results of operations and prospects.
Our business is subject to concentration risks.
Our deliveries, mobility, financial services and enterprise and new initiatives segments represented 21.9%, 67.6%, 4.0% and 6.5%, respectively, of our revenue in the year ended December 31, 2021 and 1.2%, 93.3%, (2.2)% and 7.7%, respectively, of our revenue in the year ended December 31, 2020. As close to 90% of our revenue was derived from our deliveries and mobility segments in the year ended December 31, 2021 and the year ended December 31, 2020, to the extent demand for deliveries and/or mobility offerings are impacted by adverse events, changes in laws or regulations, driver- and merchant-partner supply or consumer-demand based factors, a significant portion of our business could be adversely impacted. As a result of our business concentration in our deliveries and mobility segments, adverse developments with respect to such segments could adversely affect our business, financial condition, results of operations and prospects.
Our business depends heavily on insurance coverage provided by third parties, and we are subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations.
Our business depends heavily on (i) insurance coverage for driver-partners and on other types of insurance for additional risks related to our business, and (ii) the driver-partners’ ability to procure and maintain insurance required by law. We maintain a large number of insurance policies, including, but not limited to, general liability, workers’ compensation, property, cybersecurity and information risk liability, errors and omissions liability and director and officers’ liability. If our insurance providers change the terms of our policies in an adverse manner, our insurance costs could increase, and if the insurance coverage we maintain is not adequate to cover losses that occur, we could be liable for additional costs. Additionally, if any of our insurance providers become insolvent, we would be unable to pay any claim that we make.
For example, we or the relevant regulator requires driver-partners to carry automobile insurance in most countries, and in many cases, we also maintain insurance on behalf of driver-partners. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we, on behalf of driver-partners, would be able to secure replacement coverage on reasonable terms or at all. If we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed. We also face risks with respect to our insurance coverage in countries where our business is not yet subject to specific regulations, such as Thailand, as insurance providers may choose to refuse coverage as a result of a lack of clear regulation of the relevant business.

We may also be subject to claims of significant liability based on traffic accidents, injuries, or other incidents that are claimed to have been caused by the driver- or merchant-partners. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against them. If we are subject to claims of liability relating to the acts of driver- or merchant-partners or others using our platform, we may be subject to negative publicity and incur additional expenses, which could harm our business, financial condition, results of operations and prospects.
An increase in the use of credit and debit cards may result in lower growth or a decline in the use of our
e-wallet.
Due to the underdevelopment of the banking industry in Southeast Asia, a significant portion of the population in these markets does not have access to credit or debit cards. In addition, many may be unwilling to use debit or credit cards for online transactions due to security concerns. Through the GrabPay wallet, consumers can make payments through our superapp. However, if the banking industry in Southeast Asia continues to develop and there is a significant increase in the availability, acceptance and use of credit cards or debit cards for online or offline payments by consumers in Southeast Asia, usage of our
e-wallet
could decline.
Our reported results of operations may be adversely affected by changes in accounting principles.
The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and accounting policies could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze and report financial information and our financial reporting controls.
We allow consumers to pay for rides, deliveries and other offerings or services through our platform using cash, which raises numerous regulatory, operational, and safety concerns.
We allow consumers to use cash to pay the driver-partners the entire fare of rides and cost of deliveries (including the service fee payable to us by driver-partners from such rides and deliveries). Cash-paid trips accounted for 32% of our transactions in 2021, 43% in 2020 and 52% in 2019. The use of cash raises numerous regulatory, operational, and safety concerns. For example, cash collection in some jurisdictions may fall into an ambiguous area between regulated banking or payments activity that requires licenses and activity that is not regulated by relevant law, which creates uncertainty. Failure to comply with regulations could result in the imposition of significant fines and penalties and could result in regulators requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash can increase safety and security risks for the driver-partners, including potential robbery, assault, violent or fatal attacks, and other criminal acts. In certain jurisdictions where we operate serious safety incidents, including robberies and violent attacks on driver-partners while they were using our platform, have been reported. We have undertaken steps to minimize the use of cash by working with governments on initiatives to drive cashless penetration, providing consumer incentives such as coupons, vouchers or our rewards program to encourage use of GrabPay. In addition, in certain markets the use of cash has been limited due to government measures in light of the
COVID-19
pandemic. In addition, establishing the proper infrastructure to ensure that we receive the correct fee on cash trips is complex, and has in the past meant and may continue to mean that we cannot collect the entire fee for certain cash-based transactions. We have created systems for driver-partners to collect and deposit the cash received for cash-based trips and deliveries, as well as systems for us to collect, deposit, and properly account for the cash received, some of which are not always effective, convenient, or widely-adopted. Creating, maintaining, and improving these systems requires significant effort and resources, and we cannot guarantee these systems will be effective in collecting amounts due to us. Further, operating a business that uses cash raises compliance risks with respect to a variety of rules and regulations, including anti-money laundering and countering the financing of terrorism laws. If driver-partners fail to pay us under the terms of our agreements or if our collection systems fail, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Such collection failure and enforcement costs, along with any costs associated with a failure to comply with applicable rules and regulations, could harm our business, financial condition, results of operations and prospects.

We may be affected by governmental economic and trade sanctions laws and regulations that apply to Myanmar.
We may be affected by economic and trade sanctions administered by governments relating to Myanmar, including the U.S. government (including without limitation regulations administered and enforced by OFAC, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and the U.S. Department of State), the Council of the European Union, the Office of Financial Sanctions Implementation of Her Majesty’s Treasury in the United Kingdom (“OFSI”) and the United Nations Security Council. For example, on February 11, 2021, the U.S. government implemented new sanctions with respect to Myanmar in response to the February 1, 2021, military coup. These economic and trade sanctions currently prohibit or restrict transactions and dealings with certain individuals and entities in Myanmar, including with individuals and entities included on OFAC’s List of Specially Designated Nationals (the “SDN List”) and the Department of Commerce’s Entity List, subject to EU or UK asset freezes, or other sanctions measures. On March 4, 2021, BIS added two military and security services entities it identified as responsible for the military coup and escalating violence in Myanmar to the Entity List, along with two commercial entities that are owned and operated by one of these entities, and implemented new restrictions on exports and reexports to Burma, and transfers
(in-country)
within Myanmar, of certain sensitive items subject to the U.S. Export Administration Regulations. On March 25, 2021, OFAC designated two military holding companies, Myanmar Economic Holdings Public Company Limited (“MEHL”) and Myanmar Economic Corporation Limited (“MEC”). On April 8, 2021, OFAC designated Myanmar Gems Enterprise, on April 21, OFAC further designated Myanmar Timber Enterprise and Myanmar Pearl Enterprise, and on May 17, OFAC designated the State Administrative Council together with certain members of the military regime. On July 2, 2021, OFAC sanctioned additional senior officials of Myanmar’s military and certain of their family members, and BIS added four entities that have provided support to Myanmar’s military to the Department of Commerce’s Entity List. Similarly, on February 18 and 25, 2021, the UK designated nine Myanmar military officers, announcing asset freezes and travel bans and on March 25 and April 1, 2021, the UK respectively sanctioned MEHL, MEC, and their subsidiaries. On March 22, the European Council designated 11 Myanmar government officials, and on April 19, 2021, further designated an additional ten Myanmar government officials, as well as MEHL and MEC. The EU has also announced that it is ready to withhold financial support from the development system to government reform programs. It is possible that the U.S. government, the EU or the UK may increase sanctions on Myanmar or specific individuals and entities in Myanmar in the future. Other jurisdictions may also introduce new sanctions on Myanmar or expand existing sanctions. Continued geopolitical tensions as well as existing and any additional sanctions could result in a material adverse impact on Myanmar’s economy, and while our operations in Myanmar represent less than one percent of our revenue, our future prospects in Myanmar could be adversely affected and we may need to exit the market, which would involve costs related to such exit and a loss of our investment in the market. There is a risk that, despite the internal controls we have in place, we have engaged or could potentially engage in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance
with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against us and materially adversely affect our business, financial condition, results of operations and prospects. As our business continues to grow and regulations change, we may be required to make additional investments in our internal controls or modify our business.

Our business could be impacted by environmental regulations and policies and related changes in consumer behavior and any failure on our part to meet our environmental, social and corporate governance (“ESG”) targets.
Governments in the jurisdictions in which we operate may implement regulations and policies aimed at addressing climate change or other environmental concerns including, among others, with respect to emission reduction and higher electrification of the automotive industry, as well as those limiting the use of single-use
packaging and utensils. The cost of regulatory compliance for internal combustion engine vehicles could increase or governments may take action to reduce the number of internal combustion engine vehicles on the road. Although we have taken measures to increase the proportion of low emission vehicles in our fleet of rental vehicles, government policies or regulations may be implemented quickly. The foregoing could increase costs for us, including with respect to changes in regulations, policies and operations, require us to purchase new vehicles for or increase costs with respect to our rental fleet, and also create challenges for driver-partners as we could raise costs with respect to vehicle ownership or rental. In addition, we may have to incur additional cost for compliance with regulations with respect to, and operating, a fleet of electric vehicles. Furthermore, our business could be impacted by increased environmental awareness among consumers, for example with respect to the usage of single-use
packaging and utensils or mobility or deliveries services generally.
In addition, investors increasingly focus on how companies assess and manage ESG risks and factor ESG into their investment selection criteria. We have publicly committed to meeting certain ESG targets. Failure to comply with environmental regulations and policies or to meet our ESG commitments may reduce our attraction for investors or prevent them from investing in us by their policies, hence impacting our ability to raise funds.
Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia
In certain jurisdictions, we are subject to restrictions on foreign ownership.
The laws and regulations in many markets in Southeast Asia, including Thailand, Vietnam, Philippines and Indonesia where we conduct our business, place restrictions on foreign investment in, control over, management of, ownership of and ability to obtain licenses for entities engaged in a number of business activities. Set forth below is certain information with respect to foreign ownership restrictions relevant to our businesses in these jurisdictions. For more information, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment” and “Item 4. Information on the Company – C. Organizational Structure.”
Thailand
Pursuant to the Thai Foreign Business Act B.E. 2542 (1999) (the “FBA”) a person or entity that is
“Non-Thai”
(as defined in the FBA and described in “Item 4. Information on the Company – Business Overview – Regulatory Environment – Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our entities in Thailand operate, unless an appropriate license is obtained. In addition, the Civil and Commercial Code of Thailand (as amended) requires a private company to have a minimum number of three shareholders. Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity established using a tiered shareholding structure, so that each Thai entity is more than 50% owned by a Thai person or entity. As our entities in Thailand are more than 50% owned by Thai persons or entities and Thai laws only consider the immediate level of shareholding (and no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding), these Thai operating entities are considered Thai entities under the FBA and are not required under the FBA to obtain licenses prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the relevant authorities may follow certain guidelines, but generally may exercise discretion in making such a determination.
Under this tiered shareholding structure, our Thai operating entities are each owned by Grabtaxi Holdings (Thailand) Co., Ltd which owns 75% of the shares of our Thai operating entities, with the balance owned by one of our subsidiaries. Grabtaxi Holdings (Thailand) Co., Ltd is owned by a Thai entity (“Thai Holding Entity 1”) holding over half of the shares of Grabtaxi Holdings (Thailand) Co., Ltd (with the balance primarily owned by an affiliate of our Thai business partner, the Central Group). Thai Holding Entity 1 is in turn owned by another Thai entity (“Thai Holding Entity 2”) holding over half of the shares of Thai Holding Entity 1 (with the balance primarily owned by one of our subsidiaries). Thai Holding Entity 2 is held by a Thai national who is a senior executive of Grab Thailand holding preference shares equivalent to more than half of the total number of shares of Thai Holding Entity 2 (with the balance primarily held by our subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares of Thai Holding Entity 2). For more information, see the section titled “Organizational Structure.” Pursuant to the organizational documents of Thai Holding Entity 2, our rights, which include the quorum for a shareholders meeting requiring our attendance and all shareholder resolutions requiring our affirmative vote, enable us to control our Thai operating entities and consolidate the financial results of these operating entities in our financial statements in accordance with IFRS. The preference shares of Thai Holding Entity 2 have limited rights to the return of liquidation proceeds upon the liquidation of the companies. The preference shares of Thai Holding Entity 1 have limited rights to dividends and distributions. The non-controlling
interests of relevant Thai shareholders are accounted for in our financial statements. We have also recently set up another three Thai holding entities adopting a similar tiered shareholding structure for the purposes of, in the near future, primarily holding our financial services business and GrabRewards, which are now held under the tiered shareholding structure of Grabtaxi Holdings (Thailand) Co., Ltd.

Vietnam
Pursuant to the Law on Investment No. 61/2020/QH14 passed by the National Assembly on June 17, 2020 (the “Investment Law 2020”) and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO, our four-wheeled mobility business is subject to a foreign ownership limit of 49%. Our deliveries and mobility businesses in Vietnam are conducted through a Vietnamese operating company, the shares of which are owned 49% by us, with the balance 51% held by a Vietnamese national who is a senior executive of Grab Vietnam. Through the voting thresholds in the charter and contractual arrangements with this Vietnamese shareholder, we are able to control our Vietnamese operating entity and consolidate our financial results in our financial statements in accordance with IFRS.
Philippines
Pursuant to the 1987 Constitution of the Republic of the Philippines, entities engaged in the operation of a public utility are required to be at least 60% owned by Philippine citizens. Our four wheel-deliveries and mobility businesses, which are subject to this restriction, are conducted through Philippine operating entities, the shares of which are each owned by a Philippine holding company, which owns 60% of the shares of the Philippine operating entities, with the balance owned by our subsidiaries. The shares of the Philippine holding company are owned 40% by us, with the balance 60% of the shares held by a Philippine national who is a director of certain of our operating entities in the Philippines, including MyTaxi.PH, Inc. (upon receipt of relevant Philippine regulatory approvals, the shares currently held by the Philippine national will be replaced by preferred shares held by an entity owned by the Philippine national, and such preferred shares will carry 60% voting interest but limited rights to dividends). Through contractual arrangements with the Philippine shareholder (and, once the preferred shares are issued, together with certain rights attendant to the classes of shares in, and as otherwise set forth in the organizational documents of, the Philippine holding company), we are able to (i) appoint directors in proportion to our shareholding interest, (ii) exercise veto rights with respect to certain reserved matters that fundamentally affect the business of the company, (iii) receive the economic benefits and absorb losses of the Philippine entities in proportion to the amount and value of our investment, (iv) have an exclusive call option to purchase all or part of the equity interests in the event of any change in Philippine law that results in non-Philippine
nationals being allowed to hold more than 40% of the outstanding capital stock or shares entitled to vote in the election of directors of entities engaged in nationalized activities, and (v) consolidate the financial results in our consolidated financial statements in accordance with IFRS. The non-controlling
interest of the Philippine shareholder is accounted for in our consolidated financial statements.
On March 21, 2022, the President of the Philippines signed into law Republic Act No. 11659, which amended the Public Service Act (the “PSA Amendment”), which will take effect after 15 days from publication in the Official Gazette or a newspaper of general circulation. The PSA Amendment was later published on the online version of the Official Gazette on March 23, 2022 and in a newspaper of general circulation on March 25, 2022. The PSA Amendment limits the definition of public utility to a public service that operates, manages, or controls for public use any of the following: (1) distribution of electricity; (2) transmission of electricity; (3) petroleum and petroleum products pipeline transmission systems; (4) water pipeline distribution systems and wastewater pipeline system, including sewerage pipeline systems; (5) seaports; and (6) public utility vehicles (but excluding TNVS). The PSA Amendment provides for an exclusive enumeration of what constitutes a public utility, and states that “[n]o other person shall be deemed a public utility unless otherwise subsequently declared by law.” The PSA Amendment also expressly provides that “notwithstanding any law to the contrary, nationality requirements shall not be imposed by the relevant administrative agencies on any public service not classified as a public utility.” Under the PSA Amendment, the 40% nationality restriction previously applicable to our business in the Philippines no longer applies.

Indonesia
Our payment system services business is conducted through PT Bumi Cakrawala Perkasa (“BCP”), an Indonesian entity which owns OVO. BCP is subject to an 85% foreign investment limit (based on ultimate beneficial ownership of shares) pursuant to a payment system regulation which took effect on July 1, 2021. Under this regulation, a voting power limitation of 49% applies to foreign shareholders, and foreign shareholders are prohibited from holding (A) the right to nominate the majority of directors and commissioners, and (B) veto rights with respect to certain strategic decisions that have a significant impact on the company to be adopted at a general meeting of shareholders. We own 82.8% of BCP, which, due to a dual-class structure, represents a 38.9% voting interest, and we also have contractual rights to (a) control the appointment of the Chief Executive Officer, and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and our subsidiaries; (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise, and (d) certain economic rights with respect to the remaining shareholding of BCP. If the foregoing contractual rights are considered to be foreign controlled, BCP could be deemed to be in non-compliance
with the foreign investment limit and, as a result, Bank Indonesia may impose administrative sanctions on OVO (including among others, warnings, temporary suspension or suspension of a part of or the entire business activity (including any cooperation) and, if OVO does not take any action with regard to these administrative sanctions, it may lead to revocation of the
e-money
license. If revocation of the
e-money
license happens, OVO’s business, results of operations, financial condition and prospects could be materially and adversely impacted. We consolidate BCP’s financial results in our financial statements in accordance with IFRS. If we are required to amend the shareholding, voting structure or other rights as a foreign shareholder with respect to BCP, we may be prevented from continuing to consolidate OVO in our consolidated financial statements. Furthermore, BCP may be limited in its ability to receive cash contributions for additional equity and we and other foreign shareholders may be limited in their ability to acquire shares in BCP and if Indonesian shareholders or parties are unwilling to make such contributions, OVO’s business, results of operations, financial condition and prospects could be materially and adversely impacted.
In addition, we conduct our
point-to-point
courier delivery business through PT Solusi Pengiriman Indonesia (“SPI”), in which a 94.12% owned subsidiary owns 49%. We have entered into contractual arrangements with a third-party Indonesian shareholder, which holds 51% of the shares of SPI, as a result of which we are able to control SPI and consolidate its financial results in our financial statements in accordance with IFRS.
Malaysia
Our supermarkets business is subject to the Guidelines on Foreign Participation in Distributive Trade Services (revised on May 12, 2020) issued by the Malaysian Ministry of Domestic Trade and Consumer Affairs, which stipulate a maximum foreign voting cap of 50% for smaller retail formats
(non-superstores)
in Malaysia. Accordingly, 50% of the ordinary shares in Jaya Grocer are held by an entity (“Malaysian local partner”) owned by a Malaysian national, our co-founder
Hooi Ling Tan. We, through a wholly owned subsidiary, have entered into a management agreement with Jaya Grocer and the Malaysian local partner that generally entitles us to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. Our economic ownership of Jaya Grocer is reflected through our ownership of its preference shares which entitles us to 75% of the economic interest in Jaya Grocer.
Based on our assessment as of the date of this annual report and opinions of counsel from Baker & McKenzie Ltd. with respect to Thailand, SyCip Salazar Hernandez & Gatmaitan with respect to the Philippines, YKVN LLC with respect to Vietnam, Soewito Suhardiman Eddymurthy Kardono with respect to Indonesia and Rahmat Lim & Partners with respect to Malaysia, we believe our arrangements in Thailand, the Philippines, Vietnam, Indonesia and Malaysia, other than as set forth above, if any, are in compliance with applicable local laws and regulations. However, local or national authorities or regulatory agencies in any of Thailand, Vietnam, the Philippines, Indonesia or Malaysia may conclude that our arrangements in their respective jurisdictions are in violation of local laws and regulations.

If authorities in any of Thailand, Vietnam, the Philippines, Indonesia, Malaysia or any other countries in which we may establish similar arrangements in the future believe that our ownership of, or arrangements with respect to, relevant entities do not comply with applicable laws and regulations, including requirements, prohibitions or restrictions on foreign investment in our lines of business or with respect to necessary registrations, permits or licenses to operate our businesses in such jurisdictions, they would have broad discretion in dealing with such violations or failures, including imposing civil or criminal sanctions or financial penalties against us, deeming our arrangements void by law and requiring us to restructure our ownership structure or operations, revoking our business licenses and/or operating licenses, prohibiting payments from and funding to our entities or ordering us to cease our operations in the relevant jurisdiction. The foregoing could also result in the inability to consolidate the financial results of relevant entities in our financial statements in accordance with IFRS.
In addition, to the extent there are disagreements between us and our partners, counterparties or holders of equity or other interests, or any of their associated persons such as a holder’s spouse or other family members, with respect to relevant entities, including the business and operation of these entities, we cannot assure you that we will be able to resolve such matters in a manner that will be in our best interests or at all. These persons may be unable or unwilling to fulfill their obligations, whether of a financial nature or otherwise, have economic or business interests or goals that are inconsistent with ours, take actions contrary to our instructions or requests, or contrary to our policies and objectives, take actions that are not acceptable to regulatory authorities, or experience financial difficulties. Actions taken by governmental authorities or disputes between us and our partners, counterparties or holders of equity or other interests, or any of their associated persons could cause us to incur substantial costs in defending our rights.
We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.
We derive all of our revenue from our operations in countries located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations and investments in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•	inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries in Southeast Asia in which we operate;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;

•	governments or regulators may impose new or more burdensome regulations, taxes or tariffs;

•	political changes may lead to changes in the business, legal and regulatory environments in which we operate;

•	economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;

•	enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, may incur compliance costs;

•	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our offerings; and

•	natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.
For example, volatile political situations in certain Southeast Asian countries could impact our business. In Myanmar, following the military taking power in February 2021, there have been and continue to be mass protests and instability disrupting business activities. In Thailand, the risk of protest movements continues to exist and may increase political instability. In addition, presidential elections are due to take place in the Philippines in 2022 and Indonesia in 2024, where elections in the past have led to uncertainty, impacting markets and leading to unrest. In Malaysia, there have been several changes in the governing party in the past few years. Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

Additionally, the laws in the countries in which we operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries in which we operate.
Any of the foregoing risks may adversely affect our business, financial condition, results of operations and prospects.
Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in any regions of Southeast Asia as well as globally.
We may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. We derive all of our revenue from Southeast Asia and are exposed to political and economic uncertainties, including, but not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our revenue and net income could be impacted to a significant extent by economic conditions in Southeast Asia and globally.
Substantially all of our assets and operations are located in Southeast Asia, and our revenue in Singapore, Malaysia, Philippines, Thailand and the rest of Southeast Asia was $283 million, $108 million, $81 million, $76 million and $127 million in the year ended December 31, 2021, respectively, $246 million, $91 million, $51 million, $57 million and $24 million in the year ended December 31, 2020, respectively, and $(30) million, $92 million, $39 million, $(19) million and $(927) million in the year ended December 31, 2019, respectively. As a large portion of our revenue in 2021 and 2020 was derived from our operations in Singapore, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Southeast Asia generally, and in particular, in Singapore. The economies in certain Southeast Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.
While the Southeast Asia economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Southeast Asia or in other markets in neighboring regions (such as China and Japan), or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Southeast Asia. Such developments could adversely affect our business and operating results, lead to reduction in demand for our offerings and adversely affect our competitive position. Many of the governments in Southeast Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some Southeast Asia markets have historically experienced low growth in their GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in Southeast Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in Southeast Asia, which may adversely affect our business, financial condition, results of operations and prospects.
In addition, some Southeast Asia markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect us.
The interpretation and enforcement of laws and regulations involve uncertainties and inconsistencies. Since local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.
It is possible that a number of laws and regulations may be adopted or construed to apply to us in Southeast Asia and elsewhere that could restrict our business segments. Scrutiny and regulation of the business segments in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing these regulations. Changes in current laws or regulations or the imposition of new laws and regulations in Southeast Asia or elsewhere regarding our business segments may slow the growth of our business segments and adversely affect our business, financial condition, results of operations and prospects.
We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.
Our management believes we are in compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but our tax liabilities could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws.
Although Grab Holdings Limited is incorporated in the Cayman Islands, we collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available.
Our management believes that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that the subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations.
In addition, we may, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, that may adversely affect our business, financial condition and results of operations and may also impact our reputation, including but not limited to tax and other regulatory authorities in Southeast Asia. For example, in March 2021, as part of a routine tax audit in Indonesia which commenced in September 2020, the tax authority requested information with respect to our position on certain withholding tax matters relating to transactions in fiscal year 2018. Although we have not received any tax assessment with respect to any potential relevant tax liabilities, depending on the outcome of this tax audit, if the relevant tax authority makes an assessment that we owe additional taxes, we could be subject to material tax liabilities. Additionally, in December 2021 we made a settlement payment relating to the Philippine tax authorities’ 2018 value-added tax audit following an evaluation of available options and advice from consultants, with the goal of avoiding potentially protracted proceedings.

Natural events, wars, terrorist attacks and other acts of violence directly or indirectly impacting any of the countries in which we have operations could adversely affect our operations.
Natural disaster events (such as earthquakes, tsunamis, volcanic eruptions, floods, tropical weather conditions and landslides), terrorist attacks, civil unrest, protests and other acts of violence or war (such as the war that broke out in Ukraine in early 2022) may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations. In particular, one of our largest markets is Indonesia. Indonesia is located in a geologically active part of the world, and has been subject to various forms of natural disasters that have in the past resulted in major losses of life and property and could result in disruptions to our business.
We incurred significant transaction and transition costs in connection with the Business Combination.
We incurred and expect to incur significant,
non-recurring
and recurring costs in connection with consummation of the Business Combination and operating as a public company. We may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination, including all legal, accounting, investment banking and other fees, expenses and costs, have been paid out of the proceeds of the Business Combination or by us.
Risks Relating to the Company’s Securities
The prices of our Class A Ordinary Shares and Warrants may be volatile.
The prices of our Class A Ordinary Shares and Warrants may fluctuate due to a variety of factors, including, without limitation:

•	changes in the industries and countries in which we operate;

•	developments involving our competitors;

•	changes in laws and regulations affecting our businesses;

•	variations in our operating performance and the performance of our competitors in general;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	actions by shareholders, including the sale by the PIPE Investors of any of their Class A Ordinary Shares;

•	short seller reports that make allegations against us or our affiliates, even if unfounded;

•	departures of key personnel;

•	commencement of, or involvement in, litigation;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of our Class A Ordinary Shares available for public sale; and

•
general economic and political conditions, such as the effects of the
COVID-19
pandemic, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of our Class A Ordinary Shares and Warrants regardless of our operating performance.

Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Class A Ordinary Shares and Warrants to fall.
Sales of a substantial number of Class A Ordinary Shares and/or Warrants in the public market by the existing securityholders, or the perception that those sales might occur, could depress the market price of our Class A Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares and Warrants. See also “—Future resales of our Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.”
Unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes (direct or indirect), levies or other liabilities may be incurred or required subsequent to, or in connection with, the Business Combination consummated in December 2021, which could have a significant negative effect on our financial condition and results of operations and the price of Class A Ordinary Shares and Warrants, which in turn could cause you to lose some or all of your investment.
Many of the countries in Southeast Asia, where we operate, are emerging markets involving additional or heightened operational and legal risks as compared to more developed markets. Even when these risks are identified, assessing the impact of those risks on our business and the Business Combination is inherently uncertain. Previously assessed risks may materialize in a manner that is inconsistent with our original risk analysis or assessment, and there can be no assurance that our operations and businesses and the Business Combination that was consummated in December 2021 will not be exposed to unexpected or unanticipated risks, losses, charges, taxes (direct or indirect), levies or liabilities.
If such risks were to materialize, we and our shareholders, directly or indirectly, may incur losses and/or additional expenses, including corporate, income, capital gains (direct or indirect), transfer or other taxes, and penalties. As a result of these factors, we may be forced to later write-down or write-off
assets, restructure our operations, or incur impairment or other charges, taxes (direct or indirect), levies, liabilities or other costs (including fines, penalties and interest) that could result in reporting losses or other liabilities, which could be material. Any of these factors could cause negative market perceptions of our company and our securities, and materially and adversely impact our business, results of operations, financial condition and prospects. Any of our securityholders could suffer a reduction in the value of their Securities as a result of the foregoing factors and would be unlikely to have a remedy for such reduction in value.
Becoming a public company through a merger rather than an underwritten offering presents risks to unaffiliated investors. We may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our Securities, which could cause our shareholders to lose some or all of their investment.
Becoming a public company through a merger rather than an underwritten offering, as we have done, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. As a result, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Additionally, unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash
items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.
We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.
We require significant capital investment to support our business, and we may issue additional Class A Ordinary Shares, Class B Ordinary Shares convertible into Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Class A Ordinary Shares in certain circumstances, including as consideration for strategic acquisitions such as we did with a portion of the consideration in the acquisition of a majority economic interest in Jaya Grocer and with respect to the share exchanges discussed below.

Our issuance of additional Class A Ordinary Shares, Class B Ordinary Shares convertible into Class A Ordinary Shares, or other equity or convertible debt securities of equal or senior rank would have the following effects: (i) our existing shareholders’ proportionate ownership interest in us may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding Class A Ordinary Share may be diminished; and (iv) the market price of Class A Ordinary Shares may decline. Under certain circumstances, each Class B Ordinary Share will automatically convert into one Class A Ordinary Share (as adjusted for share splits, share combination and similar transactions occurring), but as the conversion ratio is one-to-one,
such mandatory conversion would not have a dilutive effect.
In addition, certain strategic partners have the right to swap the shares they hold in our subsidiaries for Class A Ordinary Shares. Porto Worldwide Limited, an affiliate of Central Group which has invested an aggregate of $199,300,000 in, and holds 15,626,800 shares of, Grabtaxi Holdings (Thailand) Co., Ltd., has a one-time
right to, beginning on June 2, 2022 and valid for 60 days thereafter, swap some or all of such shares held by it for Class A Ordinary Shares at a conversion price of $4.7287 (as adjusted to reflect the effect of the Business Combination), subject to certain terms and conditions. Assuming Porto Worldwide Limited swapped their shares for Class A Ordinary Shares as of February 28, 2022, it would hold approximately 1.09% of the outstanding Ordinary Shares. PT Elang Mahkota Teknologi Tbk. (“Emtek”), which invested an aggregate of $375 million in, and holds 555,846,773 shares (5.88%) of PT Grab Teknologi Indonesia, has a one-time
right to, which may be exercised at any time prior to June 30, 2022, swap all of such shares held by it for Class A Ordinary Shares on June 30, 2024 at a conversion price of $4.7287 (as adjusted to reflect the effect of the Business Combination), subject to certain terms and conditions. Assuming Emtek swapped their shares for Class A Ordinary Shares as of February 28, 2022, it would hold approximately 2.03% of the outstanding Ordinary Shares. You will experience additional dilution if such partners exercised their swap right for Ordinary Shares.
Furthermore, we have agreed to or completed plans under which the shares that certain strategic partners and investors hold in certain subsidiaries or joint ventures would be transferred to us, through one or more transactions, such that these strategic partners and investors would ultimately receive Class A Ordinary Shares as consideration for such transfers (which we refer to as the “Proposed Share Exchanges”). These subsidiaries and joint ventures include GFG, the Digital Banking JV, GrabPay Philippines, OVOInsure, GrabInsure and GrabLink. As of the date of this annual report, we have completed the Proposed Share Exchanges with respect to GFG and GrabInsure and have issued 74,957,628 Class A Ordinary Shares, which would be equivalent to 2.0% of Ordinary Shares (based on the number of Ordinary Shares as of February 28, 2022), have entered into binding agreements with respect to the Digital Banking JV and GrabPay Philippines and have entered into non-binding
term sheets with respect to OVOInsure. For the Proposed Exchanges that we have signed with a binding agreement or have completed, we have granted to the strategic partners and investors registration rights with respect to the Class A Ordinary Shares ultimately issued to such strategic partners and investors upon such Proposed Share Exchanges. The closing of the remaining Proposed Share Exchanges would be subject to regulatory approvals and the satisfaction of various conditions precedent. There can be no assurance that the remaining Proposed Share Exchanges will occur. Upon completion of the remaining Proposed Share Exchange, existing shareholders will experience further dilution. We currently estimate that if the remaining Proposed Share Exchanges actually are all completed, the maximum amount of our Class A Ordinary Shares that would be further issued (excluding the transaction being discussed with respect to the Digital Banking JV) would not exceed 10.9 million Class A Ordinary Shares, which would be approximately 0.3% of Ordinary Shares (based on the number of Ordinary Shares as of February 28, 2022). With respect to the Digital Banking JV, based on terms agreed but not yet effective pending the satisfaction of various conditions precedent, we expect that our joint venture partner would not be entitled to exchange its shares in the Digital Banking JV for our shares under a Proposed Share Exchange until at least six years after the date of the closing of the Business Combination and that any such share exchange would be based upon a formula that considers the then prevailing valuation of the Digital Banking JV and the trading price of Class A Ordinary Shares at the time of the exchange, both of which are not possible to predict with any degree of certainty at this time. For illustrative purposes, however, while there can be no assurance that any Proposed Share Exchange will be agreed with respect to the Digital Banking JV, in the event a Proposed Share Exchange takes place where the number of Class A Ordinary Shares to be received by the joint venture partner were determined by dividing the valuation of the joint venture partner’s stake in the Digital Banking JV by the trading price of Class A Ordinary Shares and assuming a share price of $10 per Class A Ordinary Shares at the time of closing of such transaction, the joint venture partner would, for every $1 billion of valuation of our stake in the Digital Banking JV (determined at the time of the closing of such transaction), be entitled to 100 million Class A Ordinary Shares, which would be equivalent to 2.6% of Ordinary Shares (based on the number of Ordinary Shares outstanding as of February 28, 2022). Given that the value of the Digital Banking JV and any Class A Ordinary Shares to be issued to our joint venture partner in connection with the Digital Banking JV will not be determined for at least six years, the number of Class A Ordinary Shares that may be issued to our joint venture partner may differ materially from the foregoing and could be materially greater and could represent a significantly higher percentage than 2.6% of Ordinary Shares for each $1 billion of valuation of such joint venture partner’s stake in the Digital Banking JV, thereby resulting in materially greater dilution to our shareholders. Furthermore, there can be no assurance that any of the remaining Proposed Share Exchanges will occur or be on the terms, or have the impact, described above, or that our shareholders will not suffer greater dilution (which could be material) from the implementation of any Proposed Share Exchanges. Employees, directors and consultants and our subsidiaries and affiliates hold and are expected to be granted equity awards under the 2021 Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

A certain number of our Warrants will become exercisable for our Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
Our Warrants to purchase an aggregate of 10,000,000 Class A Ordinary Shares have become exercisable in accordance with the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement governing those securities. The exercise price of these warrants is $11.50 per share. To the extent such warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the holders of our Class A Ordinary Share and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares.
If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.
The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment or publish inaccurate or unfavorable research about our business, the market price and liquidity for our Class A Ordinary Shares could be negatively impacted.
Future resales of our Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares and Warrants to drop significantly, even if our business is doing well.
Pursuant to our Shareholder Support Agreements and Sponsor Support Agreement, certain of our shareholders are restricted, subject to certain exceptions, from selling certain Securities that they received as a result of the share exchange, which restrictions will expire and therefore additional Securities will be eligible for resale as follows:

•
Upon the earlier of (x) five days after our first earnings release after the consummation of the Business Combination if the closing price per share of Class A Ordinary Shares exceeds $12.50 for any five trading days within the 10 consecutive trading day period preceding such earnings release, or (y) after our first earnings release after the consummation of the Business Combination if the closing price per share of our Class A Ordinary Shares exceeds $12.50 for any five trading days within any 10 consecutive trading day period, five days after such fifth trading day, up to 1,299,096,360 Class A Ordinary Shares held by certain of our shareholders;

•
180 days after the consummation of the Business Combination, up to 2,598,192,720 Class A Ordinary Shares held by certain of our shareholders to the extent that such shares have not previously become eligible pursuant to the above, provided that, pursuant to a new lock-up
agreement dated March 14, 2022, such
lock-up
restriction on the Class A Ordinary Shares held by our key executives, namely, Anthony Tan, Hooi Ling Tan, Ming Maa, Peter Oey, Chin Yin Ong and Alex Hungate, has been extended to May 30, 2023;

•
One year after the consummation of the Business Combination, up to 2,867,235 Class A Ordinary Shares received by certain of our executives upon settlement of certain RSU awards granted with respect to the Business Combination;

•
Three years after the consummation of the Business Combination, up to 32,451,891 Ordinary Shares received by the Key Executives upon settlement of certain restricted stock awards granted with respect to the Business Combination; and

•
Three years after the consummation of the Business Combination, up to 12,275,000 Class A Ordinary Shares, or other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, held by Sponsor.

See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Business Combination—Related Agreements.”
Subject to our Shareholder Support Agreements, certain of our shareholders party thereto may sell our Securities pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, because we were a shell company, waiting until one year after December 6, 2021, which is the date of our filing with the SEC of a Form
20-F
transition report reflecting the Business Combination.
Upon expiration or waiver of the applicable
lock-up
periods, by availing of the registration statement that became effective in January 2022 and which we filed pursuant to the Registration Rights Agreement and the PIPE Subscription Agreements, or Rule 144 under the Securities Act when it becomes available, certain of our shareholders and certain other significant shareholders may sell large amounts of our Securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our Class A Ordinary Shares and Warrants.
A market for our Class A Ordinary Shares or Warrants may not develop, which would adversely affect the liquidity and price of our Class A Ordinary Shares and Warrants.
An active trading market for our Class A Ordinary Shares or Warrants may never develop or, if developed, it may not be sustained. You may be unable to sell your Class A Ordinary Shares or Warrants unless a market can be established and sustained.
The warrant agreement (the “Warrant Agreement”) governing the Warrants designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such holder in any such enforcement action by service upon such holder’s counsel in the foreign action as agent for such holder. The choice-of-forum
provision limits a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, NASDAQ Global Select Market listing requirements and other applicable securities rules and regulations. As such, we incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.
Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.
As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition is more visible than private companies, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.
If we are unable to maintain an effective system of internal controls and compliances, our business and reputation could be adversely affected.
As a U.S. public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of NASDAQ. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2022, we expect to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form
20-F
filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 in accordance with the standards established by the PCAOB, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified related to (i) improper revenue recognition conclusions with respect to OVO that resulted in a material overstatement of revenue and expenses in our consolidated financial statements that were previously audited under International Standards on Auditing as a private company; (ii) the review process over assumptions and inputs used in several key accounting estimates; (iii) not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal control over financial reporting. To remedy the material weaknesses, we have implemented new control procedures and hired additional personnel, which are described in more detail under “Item 15. Controls and Procedures – Changes in Internal Control over Financial Reporting” of this annual report. However, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting.
Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.
Even effective internal control can provide only reasonable, but not absolute, assurance with respect to the preparation and fair presentation of financial statements. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NASDAQ, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our financial condition and results of operations, and lead to a decline in the market price of our Class A Ordinary Shares and Warrants.
We are an “emerging growth company,” and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares held by non-affiliates
exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible
debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. See “—We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”.
As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our Class A Ordinary Shares and Warrants less attractive because we rely on these exemptions. If some investors find our Class A Ordinary Shares and Warrants less attractive as a result, there may be a less active trading market and share price for our Class A Ordinary Shares and Warrants may be more volatile.
We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form
10-Q
or current reports on Form
8-K
with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.
We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled. See “Item 6. Directors, Senior Management and Employees—C. Board Practices–Foreign Private Issuer Status.”
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.
We are a company incorporated in the Cayman Islands and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.
Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ applicable to U.S. domestic public companies. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and because we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiary, GHI, and its subsidiaries and consolidated affiliated entities outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Southeast Asian region could render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Our management has been advised that Indonesia, Singapore, Thailand, Malaysia, Philippines and Vietnam, where we principally operate, do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and Southeast Asia markets would permit effective enforcement of criminal penalties of U.S. federal securities laws.
In addition, the corporate affairs of GHL are governed by its amended and restated articles of association (the “Amended Articles”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the Amended Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our Class A Ordinary Shares and Warrants may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may be the target of this type of litigation and investigations. Beginning in March 2022, two putative shareholder class action lawsuits were filed against the Company and certain of its officers in the U.S. District Court for the Southern District of New York. The putative class action lawsuits are captioned
Peccarino
v.
Grab Holdings Limited et al.
, No. 1:22-cv-02189 (filed on March 16, 2022), and
Fan v. Grab Holdings Limited et al.
, No. Case 1:22-cv-03277 (filed on April 21, 2022). Both cases are purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our SEC filings regarding our reported financials, business operations, and future prospects, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. It is possible that other similar suits would be filed. Although we consider the allegations to be without merit and intend to contest them vigorously, we cannot assure you that the outcome of these proceedings will be favorable to us, and involvement in securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.
The ability of our subsidiaries and consolidated affiliated entities in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.
We are a holding company, and our subsidiaries and consolidated affiliated entities are located throughout Southeast Asia in Indonesia, Singapore, Thailand, Malaysia, Philippines, Vietnam, Myanmar and Cambodia. Part of our primary internal sources of funds to meet our cash needs will be our share of the dividends, if any, paid by our subsidiaries and consolidated affiliated entities. The distribution of dividends to us from the subsidiaries and consolidated affiliated entities in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries and consolidated affiliated entities in Indonesia (save for the regulations prohibiting the transfer of Indonesian Rupiah to outside of Indonesia and imposing reporting requirements on foreign exchange transactions in excess of a certain amount), Singapore, Malaysia and the Philippines (except for the regulations (i) requiring registration of the foreign investment with the Bangko Sentral ng Pilipinas (“BSP”) to be able to source from the Philippine banking system foreign currency to be used in repatriating capital or remitting dividends outside the Philippines, and (ii) prohibiting the transfer of Philippine Pesos to outside of the Philippines in excess of PHP 50,000.00 (approximately $1,000) without prior written authorization from the BSP) to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries and consolidated affiliated entities to distribute dividends to us may be restricted in the future.
We do not anticipate paying dividends for the foreseeable future.
It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
Our board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our shares will appreciate in value or that the trading price of the shares will not decline.

We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
In March 2018, GHI’s board of directors adopted and GHI’s shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan, which was most recently amended and restated in April 2019 and further amended in April 2021, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with us. No further awards will be granted under the 2018 Plan. However, in April 2021 in connection with the Business Combination, our board of directors adopted, and our shareholders approved the 2021 Equity Incentive Plan, or the 2021 Plan, which was amended and restated in September 2021. Initially, the maximum number of ordinary shares that may be issued under the 2021 Plan is seven percent (7%) of the total number of our Ordinary Shares that were outstanding (on a fully diluted basis) as of the date of consummation of the Business Combination. The 2021 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units, or RSUs, and other awards to employees, directors and consultants and our subsidiaries and affiliates. We will account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss in accordance with IFRS. As a result of these grants, we incurred share-based compensation of $357 million, $54 million and $34 million in 2021, 2020 and 2019, respectively. In addition, in April 2021, our board of directors and our shareholders approved the 2021 Equity Stock Purchase Plan, or the 2021 ESPP, under which initially, the maximum number of shares that may be issued is two percent (2%) of the total number of our Ordinary Shares that were outstanding as of the date of consummation of the Business Combination. As of the date of this annual report, no shares have been issued under the 2021 ESPP. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will also grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on us and our business and results of operations.
Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.
Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to 45 votes. Only Class A Ordinary Shares are listed and traded on NASDAQ, and we intend to maintain the dual-class voting structure. The Key Executives and their respective Permitted Entities hold all of the outstanding Class B Ordinary Shares.
The Key Executive Proxies given to Mr. Tan by the other Key Executives and certain entities related to such Key Executives or Mr. Tan give Mr. Tan control of the voting power of all outstanding Class B Ordinary Shares. As a result, as of February 28, 2022, Mr. Tan controlled approximately 62.4% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class, even though he and his Permitted Entities only beneficially owned 3.6% of outstanding Ordinary Shares.
With respect to the election of the board of directors, under the terms of the Class B Ordinary Shares, holders of a majority of the Class B Ordinary Shares have the right to nominate, appoint and remove a majority of the members of our board of directors, which majority are designated as Class B Directors. As of February 28, 2022, Mr. Tan and his Permitted Entities owned approximately 69.3% of the total issued and outstanding Class B Ordinary Shares (without taking into account Class B Ordinary Shares that may be acquired pursuant to awards under our share incentive plans). As a result of such ownership, as well as the Key Executive Proxies delivered to him by the other Key Executives and certain entities related to such Key Executives or Mr. Tan, Mr. Tan effectively has the right to nominate, appoint and remove all of the Class B Directors. In addition, since all of the issued and outstanding Ordinary Shares voting together as a single class will elect the remaining members of our board of directors, then Mr. Tan, by virtue of his control of approximately 62.4% of that total voting power, effectively has the ability to elect and remove the entire board of directors. For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Agreements—Shareholders’ Deed.”

Additionally, the Key Executives and certain entities related to the Key Executives entered into a letter agreement (the “ROFO Agreement”), pursuant to which, subject to certain limited exceptions, in the event any holder of Class B Ordinary Shares intends to sell or otherwise transfer Class B Ordinary Shares in an open market or private transaction, that transferring shareholder first shall irrevocably offer those shares to each other holder of Class B Ordinary Shares by way of a notice delivered to each such other holder. Each recipient holder then has a right of first offer to purchase any or all of those shares at a price per share equal to the market price (as defined in the ROFO Agreement) of the Class A Ordinary Shares (into which those shares would automatically convert if sold in an open market or private transaction to other purchasers). The recipients of the right of first offer generally shall have three business days within which to exercise such right, which shall be allocated pro rata among exercising recipients if the total of all shares exercised exceed the total amount of shares to be transferred. The ROFO Agreement has the effect of providing Class B Ordinary Shareholders the right to preserve the continued ownership of Class B Ordinary Shares within that group of holders. Since all of those holders delivered the Key Executive Proxies, the ROFO Agreement also will have the effect of preserving Mr. Tan’s control over the Class B Ordinary Shares and our Company as discussed herein.
Risks Relating to Taxation
There can be no assurance that we will not be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Class A Ordinary Shares or Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Recent fluctuations in the market price of our Class A Ordinary Shares increased our risk of becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Please see the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed discussion with respect to our PFIC status. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Class A Ordinary Shares and Warrants.
Future changes to tax laws could materially and adversely affect us and reduce net returns to our shareholders.
Our tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which we operate. The income and other tax rules in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect us or our shareholders. We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations and where we or our subsidiaries are organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in Class A Ordinary Shares and Warrants.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
We were first incorporated in July 2011 as MyTeksi Sdn. Bhd., a Malaysian private limited company, and launched our mobility business in June 2012 in Malaysia with our taxi-hailing booking service MyTeksi.
In June 2013, GrabTaxi Holdings Pte. Ltd., a Singapore private limited company, was incorporated as the ultimate corporate parent of our subsidiaries, consolidated affiliated entities and other holdings (together, the “Group”). In April 2015, we conducted a holding company reorganization and incorporated Grab Inc., a Cayman Islands limited liability company, as the ultimate corporate parent of our group. In 2016, we rebranded from MyTeksi/GrabTaxi to Grab. In March 2018, Grab Inc. completed another holding company reorganization in which Grab Holdings Inc., or GHI, became the ultimate corporate parent of our group. In December 2021, the Business Combination was completed, upon which Grab Holdings Limited, or GHL, became the ultimate corporate parent of our group, and our Class A Ordinary Shares and Warrants were listed on NASDAQ under the symbols “GRAB” and “GRABW,” respectively.
Significant milestones in our corporate history include:
2013 - 2017

•	Commenced operations in Singapore, the Philippines, Thailand, Indonesia, Vietnam, Cambodia and Myanmar
2018

•	Completed the acquisition of Uber’s business in Southeast Asia through an all-share deal following which Uber became a major strategic shareholder in Grab
2019

•	Launched GrabForGood, Grab’s social impact program
2021

•	Announced GrabForGood Fund

•	Completed the Business Combination

•	Listed on NASDAQ
2022

•	Completed acquisition of the majority economic interest in Jaya Grocer
Below are significant operational milestones in our development, by segment:
Mobility
2012

•	Launched GrabTaxi (previously called MyTeksi), a taxi booking and dispatch service
2014

•	Launched GrabCar, expanding from taxi to economy and premium ride-hailing booking services

•	Launched GrabBike
2015

•	Launched GrabHitch

2016

•	Launched GrabShare, a commercial carpooling booking service
Deliveries
2015

•	Launched GrabExpress
2017

•	Acquired Kudo, an Indonesian agent network company, later rebranded to GrabKios
2018

•	Launched GrabFood
2019

•	Launched GrabKitchen

•	Launched GrabMart
2020

•	Launched GrabMerchant

•	Launched GrabSupermarket and GrabMart Daily
Financial Services
2017

•	Launched GrabPay

•	Launched GrabRewards
2018

•	Invested in OVO, a digital payments platform in Indonesia

•	Launched GrabFinance, lending and receivables factoring for driver- and merchant-partners, MSMEs and consumers
2019

•
Launched GrabInsure, a joint venture with a subsidiary of ZhongAn Online P&C Insurance Co., Ltd. for sales, marketing and distribution of insurance for consumers and driver-partners, including health, ride and delivery and travel insurance

•	GrabPay Malaysia entered into a joint venture with Maybank, pursuant to which Maybank acquired a 30% interest in GPay Network (M) Sdn Bhd
2020

•	Entered into strategic alliance with MUFG to create affordable financial services

•	Acquired Bento Invest Holding Company Pte. Ltd., now known as GrabInvest (S) Pte. Ltd., a robo-advisory start-up offering retail wealth management solutions

•	Launched AutoInvest, a micro-investment solution

•	Launched PayLater on selected e-commerce sites

•	Launched payment processing and merchant acquiring services

•	Selected for a digital full bank license in Singapore by the Monetary Authority of Singapore, in partnership with Singtel

•	Raised Series A financing for GFG

2021

•	Signed the joint venture agreement for Digital Banking JV with Singtel

•	Digital Banking JV granted in-principle approval by the MAS for a digital full bank license

•	Increased equity interest in OVO
2022

•	Acquired a minority equity interest in Bank Fama International
Enterprise and New Initiatives
2018

•	Launched GrabAds, our advertising business
2019

•	Launched GrabDefence, a fraud detection and prevention solution

•	Launched GrabHealth – powered by Good Doctor Technology (GDT), a telemedicine offering in partnership with Ping An Good Doctor
For a discussion of our capital expenditures for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”
Our registered office is at 3 Media Close,
#01-03/06,
Singapore 138498 and our telephone number is
855-739-7864.
Our website is https://grab.com/sg/. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at
www.sec.gov
. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.
B. Business Overview
Our Mission
Our mission is to drive Southeast Asia forward by creating economic empowerment for everyone. Our mission is supported by our core principles, which we refer to as the “4Hs,” Heart, Hunger, Honor, and Humility. These principles are set out in The Grab Way, which is a living document that guides our decision making and serves as a reminder of what is important and right as we work to serve Southeast Asia.
Overview
Southeast Asia’s leading superapp
We are Southeast Asia’s leading superapp, operating primarily across the deliveries, mobility and digital financial services sectors in 480 cities across eight countries in the region—Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. We enable millions of people each day to access driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine. Our platform enables important high frequency hyperlocal consumer services—all through a single “everyday everything” app. Based on Euromonitor’s independent analysis, Grab continued to be the category leader in 2021 by GMV in online food delivery and ride-hailing, and by TPV in the e-wallet segment of financial services in Southeast Asia, despite increased competition. Notably, Euromonitor found that Grab continues to be the leading ride- hailing and food delivery platform in Indonesia.

Our revenue was $675 million, $469 million and $(845) million in 2021, 2020 and 2019, respectively, representing year-over-year growth rates of 44% from 2020 to 2021, and 155% from 2019 to 2020. Our revenue in Singapore, Malaysia, Philippines, Thailand and the rest of Southeast Asia was $283 million, $108 million, $81 million, $76 million and $127 million in the year ended December 31, 2021, respectively, $246 million, $91 million, $51 million, $57 million and $24 million in the year ended December 31, 2020, respectively, and $(30) million, $92 million, $39 million, $(19) million and $(927) million in the year ended December 31, 2019, respectively. Our net loss was $(3.6) billion, $(2.7) billion and $(4.0) billion in 2021, 2020 and 2019, respectively, representing year-over-year growth rates of (30)% from 2020 to 2021, and 31% from 2019 to 2020. Adjusted EBITDA was $(842) million, $(780) million and $(2,237) million in 2021, 2020 and 2019, respectively, representing a year-over-year growth rates of (8)%, from 2020 to 2021, and 65% from 2019 to 2020.
Our revenue growth in 2021 and 2020 was driven by an increase in GMV, although revenue growth was offset by an increase in consumer incentives for mobility and deliveries, particularly in the fourth quarter of 2021, as we invested in our category share and MTU growth. Partner incentives also increased in the same quarter as we preemptively invested to grow the supply of active drivers on our platform to support recovery in mobility demand. Our GMV was $16.1 billion, $12.5 billion and $12.3 billion in 2021, 2020 and 2019, respectively, representing year-over-year growth rates of 29% from 2020 to 2021, and 2% from 2019 to 2020.
The Strength of the Grab brand in Southeast Asia
Our brand is closely associated with quality, reliability, safety and convenience in the minds of the Southeast Asian consumers that seek to access services offered through our platform.
Our strong brand has enabled us to maintain our scale and category leadership in Southeast Asia. According to Euromonitor, Grab remained the category leader in 2021 by GMV in each of online food deliveries, ride-hailing and by TPV in the
e-wallets
segment of financial services in Southeast Asia, despite increased competition.
Grab’s Industry Opportunity
Grab operates in Southeast Asia, which is a large, diverse and complex region that includes Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. According to Euromonitor, the region is home to approximately 660 million people in 2020, and if considered together as a country, would be the third largest by population in the world.
We believe that Southeast Asia is still undergoing rapid digitalization and that we are still in the early stages of capturing this opportunity in the region given the low digital penetration of food deliveries, mobility and digital payments.
Various drivers of social and economic change in Southeast Asia that we believe will serve as tailwinds to accelerate the adoption of digital services offered by Grab include:

•	Rapid urbanization driven by macroeconomic and demographic growth.

•	Mobile-first population with increasing digital engagement.

•	Increasing digitalization of services and consumption.

•	Regulatory landscape supportive of technology and digital advancement.

•	Large unbanked and underserved population.
Consumers who use our platform
Our over 24 million Monthly Transacting Users (“MTUs”) in 2021 came from a wide range of demographics and socio-economic backgrounds. Consumers who use our platform are highly engaged and demand high-quality services, technological functionality, and prompt responsiveness.
Our driver-partners
Our more than 5 million registered driver-partners as of December 31, 2021 represent a diverse range of individuals across many different ethnicities and age groups. Our driver-partners take pride in satisfying consumers by providing rides, food deliveries and package deliveries each day. Our driver-partner network is also highly inclusive. In 2021, more than 2,100 persons with disabilities performed at least one transaction on the Grab platform.

Our merchant-partners
Our over 4 million registered merchant-partners and Indonesian GrabKios agents, as of December 31, 2021, range from local entrepreneurs, including small restaurants, convenience and grocery stores, to multinational franchises and lifestyle service providers, including hotels, travel agents, and home services providers.
Our Double Bottom Line
Grab has a double bottom line—we aim to simultaneously deliver financial performance and a social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
Since our inception, many driver- and merchant-partners have shared how our platform not only enabled them to increase their earnings, but provided them with the opportunities to earn a living in a way that better supported their life choices and aspirations, whether it is to spend more time with family, to be their own boss or to have the flexibility to pursue multiple interests. Over 9 million partners have engaged with the Grab ecosystem since our founding, and in 2021 and 2020, our driver- and merchant-partners earned $8.9 billion and $7.1 billion through our platform, respectively.
In April 2021, we deepened our commitment towards long-term sustainability initiatives by creating the GrabForGood Fund, an endowment fund that aims to support programs that deliver social and environmental impact for our partners and the communities we operate in.
We are increasing our commitment to transparency and accountability of our double bottom line and we release annual sustainability reports. We released our first sustainability report prepared in accordance with the Global Reporting Initiative (“GRI”) standards on June 22, 2021. An updated report that covers our environmental, social and governance highlights for 2021 will be released in the second quarter of 2022. The contents of these reports shall not be deemed as part of this annual report.
Our Offerings
The Grab ecosystem is a single, seamless platform brought to life through three superapps, one each for our driver- and merchant-partners and consumers. Together these superapps help our driver- and merchant-partners connect with millions of Southeast Asians consumers seeking hyperlocal services made available through our platform, which includes our deliveries, mobility and financial services offerings.
Deliveries
—Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand
and scheduled delivery of a wide variety of daily necessities including in selected markets, ready-to-eat
meals and groceries, as well as
point-to-point
package delivery.
Mobility
—Our mobility offerings connect our driver-partners with consumers seeking rides across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles in certain countries, and shared mobility options such as carpooling in selected markets. It also includes GrabRentals, which facilitates vehicle rental for our driver-partners to allow driver-partners (with otherwise limited vehicle access) to be able to offer services through our platform.
Financial Services
—Our financial services offerings include digital solutions offered by and with our partners to address the financial needs of driver- and merchant-partners and consumers, including digital payments, lending, receivables factoring, insurance distribution and wealth management in selected markets.
The Grab-Singtel consortium has been issued a digital full bank license in Singapore and is also seeking to obtain a similar license in Malaysia. The consortium has not yet obtained approval to commence business activities and has not commenced any business activities in Singapore. In Indonesia, Grab has also acquired a 16.26% equity interest in PT Bank Fama International.
Enterprise and New Initiatives
—We have a growing suite of enterprise offerings including GrabAds, our advertising and marketing offerings. In addition, our partners offer other lifestyle services to consumers through our superapp, including domestic and home services, flights, hotel bookings, subscriptions and more in certain countries.

The key to our platform is the relevance of our offerings to consumers’ everyday lives from the time the consumer wakes up and orders breakfast, commutes to and from the workplace, all the way to the evening when the consumer orders dinner, pays for bills or shops online. We focus on everyday transactions such as transportation, eating, shopping, digital payments and other financial services. At a touch of a button, consumers have access to all offerings on our platform through a single mobile application.
In a region as geographically diverse as Southeast Asia, the offerings on our platform have a wide geographic coverage, operating in capital cities, major commercial and tourist cities, as well as non-tier
1 cities and towns across Southeast Asia. Our application offers localized offerings and personalized experiences based on the consumer’s location.
Tight-knit integration across the offerings available through our platform provides, we believe, a consistently high-quality experience for consumers and encourages consumers to use more of the offerings on our platform. We saw the percentage of our MTUs using two or more offerings increase to 56% for the year ended December 31, 2021, from 49% and 42% for the years ended December 31, 2020 and 2019, respectively.
Our deliveries, mobility, financial services and enterprise and new initiatives represented (i) 21.9%, 67.6%, 4.0% and 6.5%, respectively, of our revenue in the year ended December 31, 2021, (ii) 1.2%, 93.3%, (2.2)% and 7.7%, respectively, of our revenue in the year ended December 31, 2020 and (iii) 75.5%, (1.0)%, 27.1% and (1.5)%, respectively, of our revenue in the year ended December 31, 2019.
In addition, deliveries, mobility, financial services and enterprise and new initiatives represented (i) 53.1%, 17.4%, 28.6% and 1.0%, respectively, of our GMV in the year ended December 31 2021, (ii) 43.8%, 25.9%, 30.0% and 0.4%, respectively, of our GMV in the year ended December 31, 2020 and (iii) 24.1%, 46.7%, 29.2% and 0.1%, respectively, of our GMV in the year ended December 31, 2019.
Deliveries Offerings
Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand
delivery of a wide variety of daily necessities including
ready-to-eat
meals and groceries, as well as
point-to-point
package delivery. We enable consumers to conveniently discover and place food and grocery delivery orders, empower our merchant-partners to build an online presence, reach consumers and scale their business and provide our driver-partners with income opportunities outside of our mobility offerings.
Key deliveries offerings on our platform include the following:

•
GrabFood
is a food ordering and delivery booking service, which enables merchant-partners to accept bookings for prepared meals from consumers (with options for on-demand
deliveries, scheduled deliveries and
pick-up
orders) through Grab’s merchant-partner application, and it also enables driver-partners to accept bookings for prepared meal delivery services through Grab’s driver-partner application.

•
GrabKitchen
offers centralized food preparation facilities in Indonesia, Malaysia, Myanmar, Singapore, Thailand, the Philippines and Vietnam that enable merchant-partners to scale to multiple locations and to meet the rising demand for food delivery services in cost-effective ways. Consumers may also combine their favorite menus from two or more restaurants housed within GrabKitchen in one GrabFood order and delivery.

•
GrabMart
is a goods ordering and delivery booking service, which enables merchant-partners to accept bookings for goods from consumers (with options for on-demand
deliveries, scheduled deliveries and
pick-up
orders) through Grab’s merchant-partner application, and it also enables driver-partners to accept bookings for goods delivery services through Grab’s driver-partner application. Through GrabMart, consumers can order everyday items ranging from groceries and household goods, to gifts and electronics for delivery to their doorstep on-demand.
In some countries such as Singapore, Malaysia and Indonesia, we also operate
GrabSupermarket
and
GrabMart Daily
, which enable the delivery of a wide range of fresh produce and household products from dark stores that we operate. With the acquisition of a majority economic interest in Jaya Grocer, we also operate over 40 supermarkets in Malaysia.

•
GrabExpress
is a package delivery booking service, which enables driver-partners to accept bookings for package delivery services through Grab’s driver-partner application. Consumers can arrange for instant or same-day
deliveries using different vehicle types to cater for different package sizes. Consumers can also arrange non-instant,
non-same
day services through GrabExpress via our partners.

•
GrabExpress web booking portal
enables social sellers and
e-commerce
businesses to leverage our open application programming interfaces (“APIs”) to make bulk delivery bookings and offer last mile delivery services to their customers as part of their checkout experience.

•
Grab for Business platform
offers a unified management portal for corporate clients to easily digitize the management of corporate food and package delivery services with advanced features that enable businesses to set policies, controls and corporate billing arrangements, as well as track and monitor all business usage of Grab’s offerings, which help to drive cost efficiencies, transparency and increased productivity. Grab for Business also offers integration with certain corporate expense management systems, making it easier and more seamless for employees to claim work-related spend on Grab’s offerings.

•
In Indonesia, our
GrabKios
offering enables a network of GrabKios agents to act as an offline channel to sell digital goods including mobile airtime credits, bill payment services and
e-commerce
purchasing services.

Mobility Offerings
The desire to bring safe and convenient mobility to Southeast Asia is how we got started as a company back in 2012. Our mobility offerings connect consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles, and shared mobility options such as carpooling. Our mobility options are designed to provide safe, delightful and economical services for consumers using our platform while enabling economic empowerment for our driver-partners by providing flexibility to earn a living in ways best suited to their objectives.
The breadth of offerings on our platform spans four-wheel, three-wheel and two-wheel
vehicle modes. We also pool traditional taxi and car supply through our JustGrab offering. This reflects structural advantages the Grab platform has in solving user needs in Southeast Asia.
Key mobility offerings on our platform include the following:

•
GrabCar
enables a private hire driver-partner to register with us and accept bookings through our driver-partner application. It includes a variety of localized solutions that vary across our markets, including premium cars (GrabCar Premium), cars equipped to transport persons with mobility needs (GrabAssist), cars equipped with child seats (GrabFamily), cars equipped to transport pets (GrabPet), large format vehicles (GrabCar XL), and limousine-styled services (GrabExec). Driver-partners who offer more specialized services through GrabAssist, GrabFamily, GrabPet and GrabExec receive additional customized training to help them better serve the needs of their passengers.

•	GrabTaxi enables a licensed taxi driver-partner in all markets we operate in except for Cambodia to register with Grab and accept bookings through the Grab driver-partner application.

•
JustGrab
enables consumers in Cambodia, Malaysia, Singapore and Thailand to conveniently book either a private car or a traditional taxi with upfront non-metered
pricing. By enabling bookings of either vehicle type, we are able to pool the supply of both taxis and private cars and enable faster booking of rides and a more efficient mobility platform.

•
JustGrab Green
provides consumers with the option to book rides on a cleaner energy vehicle. It is part of our corporate sustainability initiatives to offer consumers the ability to manage their carbon footprint through reduction or offsetting.

•
GrabBike
is a motorcycle ride-hailing offering. It is a popular choice among the local population, especially in Indonesia, Thailand and Vietnam, as it is an affordable and efficient mobility mode in congested cities. Through our GrabNow solution available in Indonesia and Vietnam, we enable consumers to directly flag down a GrabBike driver-partner without pre-booking
through our app.

•
Three-wheel vehicles
provide culturally popular localized modes under a variety of local names such as GrabTukTuk (in Cambodia and Thailand), GrabTrike (in the Philippines), GrabThoneBane (in Myanmar) and GrabRemorque (in Cambodia).

•
Our
shared mobility
options, such as carpooling (GrabShare and GrabHitch) also enable more affordable alternatives on our platform for consumers. However, due to the
COVID-19
restrictions, some shared mobility options are currently suspended and may resume in the future.

•	Similar to our enterprise deliveries offerings, through the Grab for Business platform , we also offer enterprise mobility solutions to our corporate clients.

•
Specific to our driver-partners, we offer
GrabRentals
which was launched in 2016. GrabRentals facilitates vehicle rental for our driver-partners at competitive rates through our rental fleet or third-party rental services to allow driver-partners with limited vehicle access to offer services on our platform. We provide four-wheel vehicle rental services to our driver-partners in Indonesia, Singapore and Malaysia, as well as motorcycle rental services in Singapore and Indonesia.

Financial Services Offerings
Using the wealth of data generated across our ecosystem of daily life use cases, we have built an analytical and risk management platform to provide our consumers, driver- and merchant-partners with a suite of financial services—which for many would likely be their first ever financial service product.
We have had a strong focus on fraud prevention and risk management technologies since our inception, which we believe provides us with an advantage in navigating the complexities of financial services in Southeast Asia. Our in-house
proprietary anti-fraud technologies can be used to mitigate the risk of fraudulent activity including account takeovers. Furthermore, our
AI-enabled
credit scoring models seek to protect against anomalous and suspicious transactions, and efficiently assign credit scores to consumers.
We also have strategic partnerships with a number of local and regional banks in Southeast Asia to grow our business.
Key financial services offerings on our platform include the following:

•
GrabPay
is our digital payments solution addressing unique digital payments challenges and is available in Indonesia (through OVO), Malaysia, the Philippines, Singapore, Thailand and Vietnam (as Moca). It allows consumers to make online and offline electronic payments using their mobile wallet. We enable consumers, lacking access to a bank account, to add payment methods and top up their mobile wallet through our driver-partner network, amongst many other top up channels. It also allows our driver- and merchant-partners to receive digital payments for their services, allowing them access to serve a large consumer base and saving them the hassle and risk of having to handle cash payments.

•
In 2019, we launched the
GrabPay card
in partnership with Mastercard in Singapore and the Philippines, enabling the mobile wallet of our driver-partners and consumers to be accepted at every online and offline merchant globally that accepts Mastercard payments.

•
GrabRewards
is our loyalty platform providing consumers that use our platform with a large catalog of points redemption options, including offers from both popular merchant-partners and Grab. Integration with our offerings allows for a seamless experience, including automatic suggestions to pay for a ride or delivery using GrabRewards points (OVO Points in Indonesia).

•
GrabFinance
provides our driver- and merchant-partners and consumers greater access to financial services through our platform. Offerings include digital and offline lending, PayLater services, white goods financing, receivables factoring and working capital loans. For many of our driver- and merchant-partners, GrabFinance is their first and only source of affordable financing, helping them smoothen out their cash flows and providing them a source of emergency funds.

•
PayLater
enables our merchant-partners to offer their consumers the option to pay for goods and services on a later date or in installments and is available in Malaysia, the Philippines and Singapore. In 2020, we expanded PayLater to include online shopping and installment payments in Singapore and Malaysia. Our PayLater offering drives sales to merchant-partners by improving their discoverability by consumers who use our consumer superapp, and by improving the affordability of their goods and services to the consumer.

•
GrabInsure
connects affordable insurance products to consumers and our driver-partners, and is available in Singapore, Indonesia, Malaysia, the Philippines and Vietnam. Products offered include protections for rides and package deliveries, personal accident insurance, income protection insurance, critical illness insurance, vehicle insurance and travel insurance. The majority of the policies transacted over our platform are innovative micro-insurance policies. The accessibility and affordability of the micro-insurance policies allows more people in Southeast Asia to protect themselves, their families and their livelihoods.

•
GrabInvest
enables our financial services partners to offer their investment products through our platform, including those based on money market and short-term fixed-income mutual funds, in which consumers can invest and grow their savings. In 2020, we launched GrabInvest’s first microinvestment product, AutoInvest in Singapore, which allows consumers to invest from as little as $1 every time they use our offerings.

•
GrabLink
, our
in-house
payment service gateway, aimed at reducing dependency on third-party providers, helps us reduce our cost of funds across Grab transactions. Today, almost all card transactions on our platform in Malaysia, Singapore and Thailand are processed using GrabLink.

•
Our joint venture with Singtel, Singapore’s leading telecommunications player, has been granted a digital full bank license in Singapore. Such license, subject to approval being obtained to commence business activities, will permit us to provide a wide range of financial services, including lending services and taking deposits from retail consumers and businesses. The joint venture has not yet obtained approval to commence business activities and has not commenced any business activities as of the date of this annual report.

Enterprise and New Initiative Offerings
We have a growing suite of enterprise offerings including GrabAds, our advertising and marketing offerings:

•
GrabAds
enables businesses to foster growth through different advertising touch points depending on their target audience and objectives. We provide online advertising solutions on our superapp and deliveries offerings, and offline advertising solutions on our vehicle fleet. Our superapp is the first touchpoint for consumers accessing our platform, providing an important mobile advertising opportunity for consumer-facing businesses. For our GrabFood and GrabMart merchant-partners, we provide promoted listings and banner advertisements enabling them to promote their businesses within the food and grocery delivery offerings on our platform and enhance their consumer reach. In 2021, over half of our food and grocery merchant-partners utilized our marketing services. We also provide offline advertising solutions by leveraging our vehicle fleet, such as in-car
product placements and mobile billboards to generate mass awareness.

Additionally, in pursuit of continuing to experiment with new offerings to better serve the needs of our driver- and merchant-partners and consumers, our platform also facilitates other lifestyle services through our superapp including managing home services, attraction tickets, flights and hotel bookings.
Our Business Model
Our platform connects millions of consumers with millions of driver- and merchant-partners to facilitate interaction and trade between these stakeholders. We generate the majority of our revenue from service fees and commissions paid by driver- and merchant-partners for use of the Grab superapp to connect them with consumers and facilitate transactions. Based on service agreements with driver- and merchant-partners, we retain the applicable fee or commission from the fare or order and related charges that we collect on behalf of the driver- and merchant-partners.
We offer various incentives to our driver- and merchant-partners, which are deducted from the fees normally received from driver- or merchant-partners (typically being a percentage of the fare paid by the consumer to the driver- or merchant-partner) and such incentives may sometimes exceed Grab’s fee from a particular transaction. Excess incentives refer to payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. We also offer consumer incentives. All of the foregoing incentives are recorded as reductions in revenue. We also generate revenue from payment processing services transaction fees charged to merchant-partners.
Set forth below are descriptions of our business model by segment.
Deliveries.
Our deliveries platform connects driver- and merchant-partners with consumers to create a localized logistics platform, facilitating on-demand
and scheduled delivery of a wide variety of daily necessities, including ready-to-eat
meals and groceries, as well as
point-to-point
package delivery. This segment includes GrabFood, GrabKitchen, GrabMart, GrabExpress, and GrabKios.

The graphic below illustrates the economics of a typical deliveries order:

Consumer Economics:
The consumer pays the total dollar value of goods ordered, delivery fee, and platform and other fees, which is partially offset by a promotion given. In the example above, the GMV of the consumer’s delivery order is $27.60, consisting of the following components:

•	The dollar value of goods ordered: $24.00;

•	Delivery fee: $3.40; and

•	Platform and other fees: $0.20.
Merchant-partner Economics:
We charge our merchant-partners a commission by applying an agreed-upon commission to the total dollar value of goods ordered. Merchant-partners receive the dollar value of goods ordered as well as any incentives, net of the Grab commission. In the example above, the merchant receives $20.00.
Driver-partner Economics:
The driver-partners receive the delivery fee, and we may charge a commission in certain markets. In the example above, the driver-partner receives $4.60, which consists of the delivery fee and incentives.
Grab Economics:
We retain the commission paid by merchant-partners and driver-partners. In the example above, we would retain $1.00 in total, of the $5.00, after accounting for partner incentives of $2.00 and consumer incentives of $2.00.
Platform and Other fees:
Platform fees are ultimately borne by the driver-partner for benefits that they receive from utilizing our offerings. We collect the platform fees from consumers on behalf of driver-partners which enables us to maintain and enhance safety measures, costs for platform improvements and support our driver-partner’s welfare. Other fees include a small order fee which is the difference between the order amount and the minimum order quantity when the goods ordered are less than the specified minimum order amount.

Mobility.
Our mobility offerings connect consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain countries), and shared mobility options, such as carpooling. This segment includes GrabCar, GrabTaxi, JustGrab, GrabBike, three-wheel vehicles, GrabShare, and GrabRentals. Through GrabRentals, we utilize Grab’s fleet of cars to provide one-stop
car rental to driver-partners at affordable rates.
The graphic below illustrates the economics of a typical ride:

Consumer Economics:
The consumer pays the total dollar value of the ride, including any tolls (tolls are collected by us from the consumer and remitted directly to the driver-partner who paid for the initial toll), tips, and other platform fees, which is partially offset by an incentive given. In the example above, the consumer pays $13.00. The GMV of the consumer’s ride is $14.00, consisting of the following components:

•	The dollar value of the ride: $13.00;

•	Tolls and other fees: $0.80; and

•	Platform fee: $0.20.
Driver-partner Economics:
The driver-partner receives the value of the ride, including tolls and other platform fees, and incentives, net of the Grab commission. Commissions are based on an agreed-upon rate based on the cost of the ride. In the example above, the driver-partner earns $12.40.
Grab Economics:
We retain the commission earned from the journey. In the example above, Grab earns $0.60 after accounting for partner incentives of $1.00 and consumer incentives of $1.00.
Financial Services
. Our financial services offerings include digital solutions to address the financial needs of our driver- and merchant-partners and consumers, including digital payments, lending, receivables factoring, insurance and wealth management. This segment includes GrabPay, GrabRewards, GrabFinance, GrabInsure, GrabInvest, and OVO. The financial results of OVO, which is a leading Indonesian digital payments and smart financial services business, are consolidated in our financial results and included in our financial services segment. Our joint venture with Singtel has been granted a digital full bank license in Singapore, and we are in the process of launching our digital bank in Singapore subject to obtaining subsequent approval to commence business activities.
Merchant-partners that have entered into contractual agreements with Grab pay us a commission fee, based on transaction volumes, to support the GrabPay
e-wallet
services we provide or facilitate for merchant-partners and consumers. Inter-company revenue generated from on-platform
payments, together with the corresponding costs charged to other Grab segments, is eliminated when we consolidate our financial results. Consumer incentives and consumer rewards are recorded as reductions in revenue (and not as expense), and therefore in the past, we have recorded negative revenues from financial services for certain periods.
We also generate revenue from other financial services, namely lending, insurance, wealth management, and others. For lending and receivables factoring, we generate revenue primarily based on the interest income we receive from the loans we extend to borrowers and from the factoring fee or discount when we purchase the receivables, as the case may be. For other financial services, we generate revenue through commissions received from the sale of products and services. We also maintain a rewards program, which helps to increase retention as consumers earn rewards points that can be redeemed on our platform.
Enterprise and New Initiatives.
We have a growing suite of enterprise offerings, including GrabAds, that we are progressively making available to our driver- and merchant-partners and consumers. In addition, this segment includes other lifestyle services offered by third party service providers to consumers through the Grab app, including domestic and home services, flight bookings, hotel bookings, subscriptions and more in certain countries.
GrabAds provides online and offline advertising solutions for brands. We provide GrabAds offerings across three categories—mobile billboards, which turns our fleet of vehicles into roving billboards to generate mass offline awareness, and generates additional income for our driver-partners, in-car
engagement and
in-app
engagement, which includes merchants-featured advertising and other digital content through our Grab superapp. For lifestyle offerings, we earn revenues from commissions charged to service providers in return for selling these services through our platform.

The Grab Ecosystem
Grab ecosystem flywheel

Our platform is unique. It connects millions of consumers with millions of driver- and merchant-partners to facilitate interaction and trade amongst these stakeholders. The continuous interactions that occur on our platform among these participants, as well as between these participants and our platform, create a vibrant ecosystem, which is highly synergistic for our business. As we add more offerings, consumer spending and engagement increases. We call this the “Grab ecosystem flywheel.” The impact of our flywheel includes:
Encourage consumers and partners to use the Grab platform
More offerings and partners on our platform drive greater selection, better value, more bookings and faster delivery times, all of which, along with our incentives, encourage consumers to use the Grab platform more to access our mix of offerings.
Greater usage by consumers creates more income opportunities for our driver- and merchant-partners, which encourages more drivers and merchants to join our platform. This in turn expands our merchant-partner base and value for the consumers, while the increasing driver- and merchant-partner density results in faster delivery times and improved experience for the consumers, reinforcing the value proposition to consumers.
Increased spend with each consumer cohort
Our ecosystem drives significant synergistic benefits. More partners on our platform drive greater selection, better value, faster booking allocations and delivery times, all of which improve the consumers’ experience on our platform and encourage greater usage.
Our financial services offerings help to further reduce transactional frictions by facilitating seamless transactions and providing additional opportunities for consumers to engage with partners in the ecosystem. The more activity there is on the platform, the more value we create for our stakeholders as our ecosystem grows.
A cohort is defined as consumers who use any of the offerings on our platform for the first time in a specific year and continue to use our platform as of 2021. Each of our cohorts has been consistently spending more with our partners on our platform each year. As consumers use the offerings on our platform more frequently, the GMV generated by each cohort has also grown consistently.
The chart below illustrates the growth in spending by consumer cohort indexed to year 1. For example, the 2016 cohort includes all consumers who placed their first order on our platform between January 1, 2016 and December 31, 2016 and continue to use our platform. This cohort spent approximately 4.8 times as much with our partners on the platform in 2021 as they did in 2016 across mobility, GrabFood, GrabMart, and GrabExpress, demonstrating increased consumer engagement over time. As the period covered extends beyond the introduction of Grab’s first financial services offerings, and the contribution of financial services GMV could be larger than the rest of Grab’s segments, spending on financial services was excluded in the cohort information to ensure that the cohort information presents a reasonable representation of the overall spend on mobility and deliveries segments and does not lead to an unfair representation of GMV per MTU.

GMV per Consumer by Cohort, Indexed to Year 1
(1)

Note:
(1)	Includes only mobility and deliveries (excluding non-consumer services such as GrabRentals and GrabKios)
Higher cross-offering usage across all stakeholder groups
We provide consumers with a broad range of high frequency offerings that they need each day. As we have expanded the depth and breadth of offerings on our platform, the income opportunities for our driver- and merchant-partners have grown, and our platform has become more present in consumers’ daily lives. Over time, consumers and partners have been using more offerings available on our platform.
The chart below shows the average mix of MTUs by number of use cases for each year since 2018. The proportion of MTUs using more than one offering has grown steadily every year since 2018, indicating increasing engagement throughout our entire user base over the years. In 2021, MTUs using more than one offering were 56% of total MTUs, an increase from 49% and 42% for the year ended 31 December, 2020 and 2019, respectively. In 2021, 31% of GrabFood MTUs were also mobility MTUs as a result of the impact of
COVID-19
on mobility. Prior to
COVID-19
in the three months ended March 31, 2020, 56% of GrabFood MTUs were also mobility MTUs, and we expect the return to this trend to continue as economies recover from the pandemic due to the increased penetration of food delivery users on our platform.
The diversified offerings available on our platform also benefit many of our driver-partners, who are able to switch seamlessly between mobility and deliveries offerings, leading to increased productivity and income. For example, in Indonesia, Vietnam and Thailand where our two-wheel
driver-partner base can offer both mobility and delivery services, approximately 64% of GrabFood two-wheel
driver-partners were also mobility driver-partners in 2021. Likewise, the diversified offerings have also expanded income opportunities for merchant-partners, with a half of our merchant-partners in Malaysia being GrabFood and financial services merchant-partners in 2021.

Average Monthly Transacting Users Split by Number of Offerings (%)
(1)

Note:
(1)	Figures may not add up to 100% due to rounding
Stronger retention rates for multi-offering consumers
The more offerings that consumers use on our platform, the more loyal they tend to be, with a direct correlation between retention rates and the number of offerings consumed. The one-year
retention rate is calculated as the number of users in December 2020 that had transactions in December 2021, divided by the number of users that had transactions in December 2020. The chart below shows how consumers (transacting users as of December 31, 2020) using one, two, three, or more than three offerings demonstrated increasing one-year
retention rates of approximately 37%, 57%, 74%, and 86%, respectively. Our GrabRewards and OVO rewards loyalty programs are also important components of the consumer retention strategy, incentivizing consumers to transact on our platform.

One Year Retention Rate for all MTUs who had Transactions in the month of December 2020

Integrated ads encourage more consumer spend and improve partner outcomes
Our superapp ecosystem allows merchant-partners and other enterprises to reach consumers with targeted messaging and offers via GrabAds. These GrabAds advertisers are able to use a variety of demand generation tools to reach Grab’s consumers and convert them into customers, shrinking their marketing funnel with attributable campaign results.
Consumers discover these GrabAds advertisers seamlessly via personalized advertising and content while browsing the Grab superapp, and are nudged to engage and transact with these advertisers within the Grab ecosystem. As a result, consumers increase their transaction frequency and order sizes with these advertisers, leading to stronger consumer engagement, increased merchant sales, and thereby accelerating the Grab ecosystem flywheel.
GrabAds also offers integrated advertising solutions with our vehicle fleet, allowing advertisers to place advertising inside and outside of vehicles. Participating driver partners receive a portion of the advertising value, supplementing their income.
Help achieve operational efficiencies
Our scale and ecosystem also spur growth and facilitate the rapid rollout of new offerings. Leveraging our existing base of driver-partners, we were able to rapidly scale our food delivery offering to become Southeast Asia’s category leader in just two years. In addition, we were able to expand GrabMart from two countries to all of our eight Southeast Asian markets within three months. Not only are we able to rapidly scale our offerings, but we are able to do so at lower costs.
Enhances resilience of our business model
Our platform is diversified and flexible. We facilitate important high-frequency everyday consumer services and cater to a wide range of price points and demographics, enabling us to remain present throughout consumers’ daily lives. Our focus on providing a broad range of key offerings contributes to the resilience of our business model. Our offerings are also deeply integrated into the lives of consumers, often on a daily basis, which drives loyalty and retention.

Our diversified “everyday everything” app strategy provides us with the flexibility to adapt and deploy resources where consumer demand is highest. This diversification and resilience of our business enabled us to emerge, we believe, stronger from the
COVID-19
pandemic.
For example, the benefits of our model were best evidenced during the
COVID-19
pandemic, when demand for mobility offerings declined as regions were subject to stay-at-home
and social distancing orders, but demand for deliveries rose significantly. In response, we enabled more than 237,000 driver-partners who were previously only serving the mobility segment to have the choice to serve both our mobility and deliveries segments in 2020 to respond to changes in demand.
We have the foundation in place to divert resources to, and expand, our deliveries and financial services offerings during the pandemic. Despite the
COVID-19
impact, our revenue grew by $206 million to $675 million for the year ended December 31, 2021 compared to $469 million for the year ended December 31, 2020.
Synergies across offerings enable new innovative products
Integration across offerings on our platform also strengthens the superapp ecosystem, enabling the launch of new innovative products to our consumers, as well as our driver- and merchant-partners. For example, linking deliveries and financial services offerings on our platform, we have enabled deliveries-based coverage (together with our insurance partners in certain jurisdictions) such as Delivery Cover, which provides consumers protection against damage, theft or loss of an item when using the GrabExpress offering.
Our superapp ecosystem has also enabled us to develop credit profiles for our driver- and merchant-partners, a typically underserved segment, which in turn provide them access to formal credit opportunities for the first time. With insights like understanding how much income is earned by our driver- and merchant-partners through our platform, we are able to tailor responsible lending services. For example, we launched our Quick Cash for MSMEs in Thailand in 2020, one of the first 100% digital and instant cash loan solutions for merchants in the country. In 2021, the number of active Quick Cash loans in Thailand grew 29 times, indicating strong demand for such digital instant cash loans as merchant-partners affected by
COVID-19
lockdown sought quick financing to ease cash flows.
We believe the breadth of offerings in our ecosystem and the synergies across these offerings will continue to enable us to quickly identify new growth areas and develop new innovative services to capture these opportunities.
Our Approach
Driving Southeast Asia forward with technology
Our technology allows us to manage dynamic, real-world interactions every day, support global payment capabilities, provide multilingual real-time community safety and user support and cater to city-specific product requirements.
Technology designed to be scalable, flexible and reliable
As our superapp serves users in 480 cities across Southeast Asia, our technology systems are designed to be scalable, yet flexible enough to be hyperlocal. With millions of transactions taking place on our platform every day, our technology aims to deliver a seamless and hyperlocal experience, while ensuring reliability. Furthermore, our experiences take into account languages and other local variations specific to countries and cities across Southeast Asia. For example, the Grab app includes a secure chat with automatic translation between our driver-partners and our consumers (GrabChat).
Technology that strives for security and integrity
Our superapp is powered by a unified technology and data platform, and improvements to our core technology architecture can be scaled quickly across our markets. For example, upon identifying fraud patterns on our booking flows, we can roll out pre-allocation
risk algorithms, a complex set of real-time logic that uses machine learning to predict the probability of fraudulent transactions before allocating the transaction. In 2021, this predictive AI provided proactive protection for more than two billion transactions on our platform against malicious activities, and it continues to provide a layer of preventative protection.

Global tech talent pool, local solutions
Our team of engineers, data scientists, data analysts, designers and product managers are located across eight research and development centers in Bangalore, Beijing, Cluj-Napoca, Ho Chi Minh City, Jakarta, Kuala Lumpur, Seattle, Shenzhen, Singapore, and Taipei. Our highly specialized and talented technology team, spread across multiple geographical locations, builds solutions that combine Grab’s strong engineering capabilities with local perspectives from our driver- and merchant partners and consumers who live in the same geographical location as our technology team. Our technology team not only designs, builds and optimizes our offerings for a broad spectrum of driver- and merchant-partners and consumers, but also keeps our technology platform running efficiently. They conduct hundreds of controlled experiments each month using our proprietary experimentation engine, “ExP,” to drive regular improvements to both product experience and marketplace efficiency. This combination of technical know-how
and local perspectives allows us to deliver personalized and hyper-localized solutions for our customers.
Our technology priorities continue to be:

•
Reliability and resilience
. We aim to provide a platform enabling a wide range of offerings to be provided to millions of people across Southeast Asia every day, and we take this responsibility seriously. If our systems fail to function correctly, we know that this directly impacts livelihoods. We strive to build technological capabilities and infrastructure that monitor our systems, detect software, hardware, or dependency problems quickly and offer a solution to mitigate disruptions. Due to such efforts, the reliability of our technology has generally improved, despite our business’ growing scale and number of offerings.

•
Security
. We aim to provide a secure platform for our wide range of offerings. We strive to incorporate security practices into our product development lifecycle, and to regularly review and update them according to what we believe to be industry best practices, as well as to regularly update our infrastructure for protection against the latest security vulnerabilities. GrabDefence is our proprietary anti-fraud detection and prevention system that learns from the millions of transactions we process daily to help us stay ahead of fraudulent activity.

•
Trust
 & safety
. We build technology solutions with the aim of creating and maintaining a safe and trusted experience on our platform, including facial recognition for the driver-partners and consumers using our platform where necessary (barring local regulatory or operating restrictions), trip monitoring to detect possible safety incidents, telematics to improve driving quality, digital know-your-customer checks for our driver- and merchant-partners as required by local regulations and ongoing fraud detection and prevention. Our constant investment in this area has enabled us to progressively improve and maintain low safety and fraud incident rates on our platform.

•
Marketplace optimization
. Our technology systems make a vast number of decisions in real-time to try to optimize demand and supply across a multi-sided marketplace consisting of the driver- and merchant-partners and the consumers using our platform. With machine learning, we are able to make demand forecasts in real time for certain mobility and deliveries offerings, which help us to make better marketplace optimization decisions. Our marketplace design focuses on assisting our driver- and merchant-partners to maximize productivity while helping to ensure that the consumers are able to obtain on-demand
rides from driver-partners and receive scheduled deliveries from our merchant-partners. In order to achieve this, our pricing, allocation and batching engines are designed to draw from a combination of artificial intelligence and machine learning to observe historical trends, match them with real-time environmental data and usage patterns and make intelligent decisions. For example, every order request factors in a large number of different attributes including the driver-partner profile, consumer ride history, location, time of day and more to help us make the best match possible. In addition, we forecast areas that we expect will see a spike in demand and make the data available to driver- and merchant-partners to improve the overall efficiency of our marketplace.

•
Artificial intelligence
. The volume and frequency of data that we process through our platform each and every day provides valuable insights on consumption patterns and consumer behavior in Southeast Asia. We bring this data together with deep artificial intelligence and machine learning capabilities to deliver intelligent, personalized experiences and help solve problems in the region such as fraud. For example, our technology enables us to provide a predictive ride recommendation, so that a ride can be booked with one tap. We use computer vision to detect, identify and flag unclear images submitted by our merchant-partners. We also use machine learning, paired with GPS data from our driver-partners, to detect potentially unmapped roads.

We have invested in building key technology infrastructure
in-house
in order to better serve the needs of our partners, our employees and the consumers. We believe that these proprietary technologies not only provide us with a competitive advantage, but have also enabled us to become less dependent on external technology providers in certain cases. For example:

•
Our platform has served over eight billion driver-partner trips and aggregated over 49 billion kilometers of GPS trace data. More importantly, many streets in the cities we operate in are actually alleys or shortcuts that are not mapped by mapping service providers. However, our two-wheel
driver-partners are able to utilize these alleys and shortcuts in many situations. We integrate data from trips through these alleys and shortcuts into our maps, using the real-time mapping data we collect from our driver-partners. With our data and the investments we have made into AI and other technologies, we have developed proprietary mapping, routing, journey time prediction and point of interest (“POI”) capabilities. This has not only helped reduce our reliance on external mapping service providers, but has also enabled us to improve user experience with more accurate travel time prediction and better routing.

•
We have developed a proprietary technology stack to power GrabAds, our in-house
advertising platform. This stack includes advertisement serving, personalization and reporting capabilities that leverage Grab’s unique assets, such as geo-location,
loyalty rewards and GrabPay. The combination of these tools is aimed at enabling us to deliver a competitive return on advertising spend for our advertising clients and merchant-partners while ensuring we continue to provide relevant, engaging content for consumers using our superapp.

•
GrabLink, our
in-house
PCI-compliant
secure payment gateway, provides the ability for us to process card payments without third-party payment service providers. Today, GrabLink is directly connected to seven acquirers in five countries and processes more than a million payment transactions daily, saving us millions of dollars in payment processing costs every year.

Global and talented team with a heart to serve
Over the years, we have built a deep technical and business bench that thrives in a strong corporate culture. As a founders-led,
mission-driven company that seeks to uplift our communities across the region, we place as much emphasis on cultural alignment with The Grab Way and our 4H principles as we do on technical or functional competency. This is reflected in our hiring and performance management practices and over time has enabled us to assemble a global and talented team that not only has a deep understanding of the local cultures and markets of Southeast Asia but also truly believes in our mission, the gravity of the societal problems we are solving and has a heart for, and the hunger to serve, our communities.
Hyperlocal approach to solving problems of partners and consumers
As a
pan-regional
operator, with our superapp platform, we believe we are unique in Southeast Asia. We have demonstrated our ability to succeed and compete across multiple geographies because we recognize that every country we operate in is different.
Being hyperlocal helps us adapt and grow in each market
Each country has different infrastructure, regulations, systems and consumer expectations. Recognizing this diversity is key to successful expansion in the region, and so we take a hyperlocal approach to our operations.
This starts with having dedicated, local
‘boots-on-the-ground’
execution teams led by local leaders in each country that we operate. As of December 31, 2021, around 89% of our workforce is based in-market,
and that includes technology teams in Indonesia, Malaysia, Singapore and Vietnam. We also invest significant time in developing and maintaining deep and long-standing local relationships across the region, and a key aspect of our approach to doing business is our collaborative approach with various stakeholders and regulators in each of our markets.

Being hyperlocal helps us meet our users’ different needs
User experience is customized to suit the needs of our driver- and merchant-partners and consumers in each individual market. We recognize that problem solving at the local level is essential to succeed rather than a
‘one-size
fits all’ approach, and we tailor our offerings accordingly. For example, we have developed solutions for locally popular modes of transportation, including GrabThoneBane in Mandalay, Myanmar, GrabTukTuk in Cambodia and Thailand and GrabTrike in the Philippines. In Singapore, we combined taxis and private cars into a single fixed upfront fee supply pool under JustGrab because we realized that passengers were generally indifferent to the type of car that picked them up, so long as it was the fastest to arrive and there was upfront certainty over fares. During the fasting month of Ramadan, some Ramadan bazaars were canceled across the region due to social distancing requirements. We worked with local governments to encourage bazaar sellers to join GrabFood and/or GrabMart to mitigate the impact of social distancing requirements during a traditionally important time of the year for generating income.
Competition
We have a technology platform providing a broad range of everyday local offerings in a seamless superapp offered at a regional scale, localized for each country where we operate. The segments and markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation and frequent introductions of new offerings. We face competition in each of our segments and markets from single market and regional competitors and single segment and multiple segment players. We compete to attract, engage and retain consumers, driver-partners and merchant-partners and enable access to consumers based primarily on the following criteria:

•
Consumers
. We compete to enable driver- and merchant-partners to be able to attract, engage and retain consumers based on, among other things, convenience, reliability and value of offerings on our platform. We believe we are positioned favorably based on safety, value and breadth, depth and quality of offerings on our platform. The integration of offerings on our superapp platform provides consumers with one-stop
access to everyday needs, differentiating us from many of our competitors.

•
Driver-Partners
. We compete based on, among others, our ability to provide flexible income opportunities, attractive earning potential and the quality of our driver-partner community and work experience. We believe that we are positioned favorably, driven by the scale and breadth of our support for driver-partners, including technology-driven tools and services that enable them to increase their productivity and earnings. We also focus on supporting our driver-partners by providing them training and education initiatives that may be helpful with their career objectives.

•
Merchant-Partners
. We compete based on, among others, our ability to generate consumer demand and the quality and value of our demand fulfillment and support services. We believe we are positioned favorably based on the scale of the consumer base on our platform and demand fulfillment capabilities as well as our broad array of merchant tools and services that enable merchant-partners to launch and scale their businesses.

For additional information about the risks to our business related to competition, see the section titled “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition across the segments and markets it serves.”
Our Roadmap for Sustainable Growth
Invest in Technology and Infrastructure
We plan to continue to invest in technology and infrastructure to enhance user experience and improve operational efficiency. For example, we plan to continue to:

•	Refine our on-demand delivery algorithm and mapping capabilities to further optimize routing and reduce delivery times.

•	Focus investment on AI to better predict our users’ needs so as to enable more relevant, personalized and engaging experiences.

•	Leverage automation to increase the efficiency of operational processes such as the processing of support enquiries.

Drive Efficiencies and Monetization Opportunities across our Partner Network
The scale of our driver- and merchant-partner base and consumers using our platform creates significant opportunities for us to drive further growth and efficiency. For example, we plan to continue to:

•	Increase engagement as well as addressable advertising opportunities by increasing the breadth and deepening the personalization of our diversified offerings.

•	Optimize our driver-partner network and maximize efficiencies as we enable more driver-partners to service multiple verticals to satisfy demand.

•	Offer more tools to assist our merchant-partners to innovate and increase their revenue and productivity.

•	Cross-sell financial services such as loan and insurance products to our driver- and merchant-partners.
Expand our Range of Products and Offerings with Focus on High Growth Areas
We are focused on expanding product offerings on our platform in the areas which we believe have the highest growth potential and which have the strongest synergies with the rest of our ecosystem. This includes:

•
Package and groceries delivery: These businesses are still relatively nascent and have much room for growth in tandem with the growth in
e-commerce
and the pandemic-induced shift to online grocery shopping. We plan to continue to explore and innovate new delivery models to offer the most affordable and convenient services to our consumers.

•
Financial services: The opportunity for financial services in Southeast Asia is significant, with roughly six in every ten adults in the region either unbanked or underbanked according to Euromonitor, and the vast majority of commerce (by transaction volume) conducted in cash. We intend to continue leveraging our user base and scale in digital
e-wallets
and the wealth of transactional
e-commerce
data from within our ecosystem to innovate and offer new financial services products to consumers and small and medium-sized
businesses. The digital banking license we obtained in Singapore with our consortium partner, Singtel, will allow us to further empower more people to gain control of their finances and achieve better economic outcomes.

•
Enterprise services: We see significant potential in targeted advertising for merchant-partners so they may better realize opportunities from our extensive ecosystem and its unique features to increase their sales.

Furthermore, we see room for growth outside tier 1 cities that remain underpenetrated today. We will look to expand and localize our product offerings to address the needs of consumers in those cities.
Pursue Targeted Investments, Acquisitions, and Strategic Partnerships
To complement our organic growth strategy, we expect to continue to selectively pursue investments and acquisitions that we believe will enhance user experience, as well as solidify and extend our category leadership position. We have also successfully pursued a strategy of making strategic alliances with suitable partners, and we expect to continue to do so in the future. We intend to focus on investments, acquisitions and alliances that we believe will attract new consumers to our platform and broaden our offerings.
Intellectual Property
Our brand value and technology, including our intellectual property, are some of our core assets. We protect our proprietary rights through a combination of intellectual property, contractual rights, and internal controls and procedures. These procedures include registered intellectual property, such as patents and patent applications, registered designs, registered trademarks, registered copyright, and unregistered intellectual property, including unregistered trademarks, unregistered copyrights, and trade secrets. We also protect our proprietary rights through license agreements, confidentiality and non-disclosure
agreements with third parties, employees and contractors, employee and contractor disclosure and invention assignment agreements, and other similar contractual rights, as well as administrative, physical, and technical controls to protect our confidential information and trade secrets.
As of December 31, 2021, we had 695 registered trademarks and 371 pending trademark applications across the various markets we operate in, and we had registered 823 domain names.
As of December 31, 2021, we had 37 granted patents, 458 pending patent applications and 56 filed and/or registered designs throughout our markets of operation and research and development locations. Many of the patents and pending patent applications relate to our core technology such as customer matching, booking intelligence, location intelligence, platform optimization, safety and tracking services. Our software is also protected by copyright and trade secrets/confidential information laws. However, we cannot guarantee that any of our patent applications will result in the issuance of a patent or whether such patent applications will issue with the same or similar claim scope as currently present. For example, we may narrow the claim scope of a patent application during the examination process. In addition, patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to detect third party infringement or our intellectual property or prevent third parties from infringing them.

We generally control access to and use of our proprietary technology and other confidential information with internal and external policies, processes and controls, including network security and contractual protections with employees, contractors and other third parties. To preserve our brand value, we also have brand enforcement programs in place and conduct regular reviews to monitor any infringement by third parties of our intellectual property rights.
Despite our various efforts to protect our proprietary rights, unauthorized parties may still copy or otherwise obtain and use our technology. In addition, as we face increasing competition and as our business grows, we could face allegations that we have infringed the trademarks, copyrights, patents, trade secrets or other intellectual property rights of third parties, including of our competitors, strategic partners, investors and other entities with whom we may share information or receive information from, and as a result may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.
Insurance
We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes local property insurance in various countries, which also covers business interruptions and public liabilities, errors and omissions, commercial motor insurance covering our vehicle fleets, employee insurance covering varying combinations of outpatient and inpatient medical, term life, work injury and personal accidents, intellectual property infringement liability insurance, special risk insurance covering 56 types of perils including cyber and information risks, and directors’ and officers’ liability insurance, among other coverage. In addition to this special risk insurance, we have also procured cyber liability insurance covering primarily data and system recovery, cyber extortion, privacy and network security, media, technological professional liability and business interruption arising therefrom. We also have general commercial third-party liability insurance for GrabFood, personal accident insurance and prolonged medical leave insurance coverage for our driver-partners in Singapore, as well as rider’s liability insurance in certain countries, including Singapore. We cannot guarantee, however, that we will not incur any losses or be the subject of any claims that exceed the scope of the relevant insurance coverage. We reassess our insurance structure at each renewal, taking into account both insurance market conditions and the expansion and development of our business.
Regulatory Environment
Except as disclosed in this annual report, we believe we are in material compliance with the referenced regulations and there is not currently a known material risk of non-compliance.
Payment Card Industry Data Security Standard
In addition to the country-specific laws and regulations below, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”) with respect to the acceptance of payment cards in the various jurisdictions in which it operates. PCI DSS sets forth security standards relating to the processing of cardholder data and the systems that process such data.
Indonesia
Regulations on Foreign Investment and Foreign Ownership Restrictions
Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, issued on April 26, 2007 (“Law No. 25/2007”) as amended by Law No. 11 of 2020 regarding Job Creation, dated November 2, 2020 (the “Omnibus Law,” and together with Law No. 25/2007, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those which are expressly closed to or restricted from foreign investment, or those business sectors or business lines that can only be carried out by the central government. The Investment Law also stipulates that foreign direct investment in Indonesia must be in the form of a limited liability company, established by virtue of the laws of and domiciled in the Republic of Indonesia.

The Indonesian government from time to time provides a list of business activities that are either open to foreign investment, subject to certain conditions or closed to foreign investment, which is known as the “Investment List.” The current Investment List is set forth in Presidential Regulation (“PR”) No. 10 of 2021 regarding Investment Business Activities, dated February 2, 2021 as amended by PR No. 49 of 2021 dated May 24, 2021 (“PR 10/2021 as amended”). Foreign investors wishing to invest in Indonesia must structure their investment in accordance with the restrictions or requirements applicable to their intended business activities under PR 10/2021 as amended. They must also determine whether the foreign investment company can be wholly or partially owned by foreign shareholders before setting up the company.
Regulations Related to Business Activities of the Indonesian Subsidiaries
Special Rental Transportation
Minister of Transportation’s (“MOT”) Regulation No. PM 118 of 2018 regarding Special Rental Transportation, dated December 18, 2018, as last amended by MOT Regulation No. PM 25 of 2021 regarding Provision of Street Transportation Sector, dated June 4, 2021 (“MOT Reg. 118/2018 as amended”), defines special rental transportation as door-to-door
transportation service with a driver, having an operational area within an urban area, from and to airports, seaports, or other transportation points, in which the booking is made through a technology-based application, with the tariffs disclosed in the application. To engage in the special rental transportation business, which includes both mobility and deliveries services, a company must obtain a special rental transportation organization license. Accordingly, PT Teknologi Pengangkutan Indonesia’s four-wheel rental business is subject to MOT Reg. 118/2018 as amended.
MOT Reg. 118/2018 as amended provides that the minimum and maximum tariffs per kilometer are to be determined by the MOT or governor, depending on the relevant operational area.
Directorate General of Land Transportation Regulation No. SK.3244/AJ.801/DJPD/2017 regarding Upper Limit Tariff and Lower Limit Tariff for Special Rental Transportation, dated June 30, 2017 (“DGLT Reg. 3244/2017”) sets forth the minimum and maximum tariffs as follows:

Region	Minimum Tariff	Maximum Tariff
Sumatra, Java, Bali	IDR3,500/km	IDR6,000/km
Kalimantan, Nusa Tenggara, Sulawesi, Maluku, Papua	IDR3,700/km	IDR6,500/km
The tariffs set forth above may be evaluated periodically, at least every six months.
DGLT Reg. 3244/2017 requires special rental transportation providers to determine the applicable tariffs for their services. They may be required to report the same to the governor or the head of the Transportation Management Agency of each region where the provider is domiciled or conducts its business activities. Failure to comply with the above tariff requirements could subject the offender to administrative sanctions including, but not limited to, written warnings and administrative fines. The written warnings will likely put the offending special rental transportation service company in a reputational risk since, although the warnings will be directly given to the company, there is no guarantee that the regulator will not share the existence of sanctions to stakeholders or the public. Failure to comply with order in written warnings within 60 days will also result in the obligation of the company to pay administrative fines that will be determined by the regulator in the range of IDR 1,000,000 to IDR 5,000,000.
Special rental transportation services must comply with the minimum service standards set out in MOT Reg. 118/2018 as amended. These minimum standards cover security, safety, accessibility, equality, and orderliness. With regard to minimum safety standards, MOT Reg. 118/2018 as amended requires that vehicles used to deliver special rental transportation services be no more than five years old. This is to ensure the safety and comfort of passengers. Failure to comply with this requirement could subject the offending special rental transportation services company to administrative sanctions in the form of written warnings, temporary suspension of license (between three to twelve months), and restriction of business expansion (between six to twelve months). The written warnings will likely put the offending special rental transportation service company in a reputational risk since, although the warnings will be directly given to the company, there is no guarantee that the regulator will not share the existence of sanctions to stakeholders or the public. In addition, if a company fails to comply with an order to restrict their business expansion, the regulator is empowered to revoke their business license.

A special rental transportation services company must be in the form of a legal entity (i.e. state-owned enterprise, regional-owned enterprise, limited liability company or cooperative). Special rental transportation business activities can also be carried out by micro and small enterprises, subject to the applicable laws and regulations including Law No. 20 of 2008 regarding Micro, Small, and Medium Enterprise dated July 4, 2008 (“Law No. 20/2008”) as amended by Omnibus Law. On the other hand, a technology-based application company is required to enter into cooperation with such special rental transportation companies, to enable those special rental transportation companies in providing the relevant door-to-door
special transportation service to passengers via online application.
Payment Systems
Payment systems, including OVO’s, are generally regulated under two umbrella regulations, namely Bank Indonesia Regulation No. 22/23/PBI/2020 of 2020 regarding Payment Systems, dated December 30, 2020 (“BI Reg. 22/2020”) and Bank Indonesia Regulation No. 23/6/PBI/2021 on Payment Services Provider (“BI Reg 23/2021”), which came into effect on July 1, 2021. BI Reg. 22/2020 defines a payment system as a system that encompasses a set of regulations, institutions, mechanisms, infrastructure, source of funds for payment, and access to the source of funds for payment, which are used to carry out fund transfers to fulfill obligations arising from an economic activity. Under BI Reg. 22/2020, there are two types of payment system service providers: (i) a payment service provider (Penyedia Jasa Pembayaran (“PJP”)), which is a bank or non-bank
entity that provides services to facilitate payment transactions for users; and (ii) a payment system infrastructure administrator (Penyelenggara Infrastruktur Sistem Pembayaran (“PIP”)), which is a party that provides infrastructure that can be used to conduct fund transfers for the benefit of its members. Bank Indonesia has the authority to issue the license for a PJP and the declaration for a PIP. The PJP license and PIP declaration are non-transferrable.
BI Reg. 22/2020 and BI Reg. 23/2021 imposes a maximum foreign share ownership of 85% (up to the ultimate shareholder level) in a non-banking
PJP, subject to the fulfillment of additional foreign control requirements. These additional requirements include: (i) minimum 51% of shares with voting rights being held by a domestic party; (ii) the power to nominate the majority of the board of directors and/or board of commissioners, if any, being held by a domestic party; and (iii) the power to veto a decision or approval made in a general meeting of shareholders that significantly impacts the company, if any, being held by a domestic party. In case of non-compliance
with the foregoing restriction, Bank Indonesia may impose administrative sanctions such as warnings, temporary suspension or suspension of a part of or the entire business activity (including any cooperation) and revocation of the payment system license.
Information Technology-Based Lending Services (“P2P Lending”)
P2P Lending, which OVO engages in through PT Indonusa Bara Sejahtera, is regulated under OJK Regulation No. 77/POJK.01/2016 of 2016 regarding Information Technology-Based Lending Services, dated December 28, 2016, as amended by OJK Regulation No. 4/POJK.05/2021 of 2021 dated March 9, 2021 (“OJK Reg. 77/2016 as amended”). Foreign ownership in a P2P Lending company is limited to 85% (either directly or indirectly). Before beginning its business activities, a P2P Lending company must register with the OJK and then submit an application for a license to the OJK. The minimum paid-up
capital of a P2P Lending company is IDR2.5 billion (approximately $172,000) at the time the application for a P2P license is submitted.
OJK Reg. 77/2016 as amended imposes a maximum lending limit (the “Lending Threshold”) of IDR2 billion (approximately $137,500) for the amount a P2P Lending company can lend to a borrower. The OJK has the authority to review the Lending Threshold from time to time.
OJK Reg. 77/2016 as amended requires a P2P Lending company to place its data center and disaster recovery center in Indonesia. P2P Lending companies must comply with the minimum standards for technology, technology risk management, technology security, system disturbance and failure resistance, and technology management transfer.

Failure to comply with any provision under OJK Reg. 77/2016 as amended could subject the offending party to administrative sanctions in the form of written warnings, fines, limitations on business activities, and revocation of license.
E-Commerce Trade Business License
Government Regulation No. 80 of 2019 dated November 25, 2019 regarding Electronic Commerce (“GR 80/2019”) and Minister of Trade Regulation No. 50 of 2020 dated May 19, 2020 regarding the Provision of Business Licensing Advertisement, Guidance, and Supervision of E-Commerce Business Actors (“MOT Reg. 50/2020” and together with GR 80/2019 - “E-Commerce Regulations”) require E-Commerce Providers to obtain an E-Commerce Trade Business License (Surat Izin Usaha Perdagangan Melalui Sistem Elektronik, or “SIUPMSE”). E-Commerce Provider is defined by the E-Commerce Regulations as a business actor that provides Electronic Communication facilities for trading transactions. GR 80/2019 defines Electronic Communication as any communication used in an e-commerce transaction (ie. trading transactions carried out through the electronic system) in the form of a statement, declaration, request, notification or application, confirmation, offer, or acceptance of an offer, containing the parties’ agreement to create or perform a specific agreement. Under the official elucidation of Article 5 of GR 80/2019, Electronic Communication facilities may function as a medium for the delivery of information, communication, settlement of transaction, payment system, and/or goods delivery system which shall include marketplace or the platform provider. Any E-Commerce Provider who is operating without a SIUPMSE will be subject to administrative sanctions in the form of written warnings, blacklisting and temporary blocking of
E-Commerce
Providers services by the relevant authorized institutions. We are in the process of obtaining an E-Commerce Trade Business License.
Data Privacy
Minister of Communication and Informatics’s (“MOCI”) Regulation No. 20 of 2016 regarding Personal Data Protection in Electronic Systems, dated November 7, 2016 (“MOCI Reg. 20/2016”), imposes certain requirements on electronic system providers to ensure the proper processing of personal data. Certain Indonesian entities of Grab collect personal data of customers, partners and other third parties and so are subject to MOCI Reg. 20/2016. These obligations include obtaining proper prior consent from the data subject before personal data is collected, processed, shared, accessed, disclosed, transferred or erased. In case of non-compliance
with the foregoing obligations, MOCI may impose administrative sanctions, i.e., verbal warning, written warning, temporary suspension of business activities and/or announcement of noncompliance in the MOCI’s online website.
Under Government Regulation No. 71 of 2019 regarding the Organization of Electronic Systems and Transactions, dated October 10, 2019 (“GR 71/2019”), electronic system providers are required to notify the personal data owner of any breach involving such owner’s personal data. Failure to comply with the notification obligation under GR 71/2019 may subject the relevant electronic system provider to administrative sanctions in the form of written warnings, fines, temporary suspension of parts of or the entire components or services of an Electronic System, termination of access (such as access blocking, account closure, and/or content removal), and/ or removal from the list of registered electronic system providers.
Regulations on Postal Services
Postal services such as our
point-to-point
delivery services offering done though PT Solusi Pengiriman Indonesia are generally regulated under Law No. 38 of 2009 regarding Post, dated October 14, 2009, as amended by the Omnibus Law (“Law No. 38/2009 as amended”). Postal service is defined under Law No. 38/2009 as amended as a written communication and/or electronic letter, package, logistics, financial transaction, and postal agency service for public purposes. Postal services are carried out by a provider that can be in the form of a state-owned enterprise, regional-owned enterprise, private enterprise or cooperative.
Universal and commercial postal business activities are subject to foreign ownership restrictions. Under Law No. 38/2009 as amended, and Investment Law (as implemented further under (i) PR 10/2021 as amended and (ii) Indonesia Investment Coordinating Board (Badan Koordinasi Penanaman Modal or “BKPM”) Regulation Number 5 of 2021), foreign ownership in a company that engages in domestic postal business activity is limited to a maximum 49%. In case of non-compliance
with the foregoing restriction, BKPM or the relevant authority (e.g. provincial investment agency, municipal investment agency) can impose tiered administrative sanctions, i.e.
first-and-final
written warning or temporary suspensions of business activities. If no remedy or follow up action is undertaken by the non-compliant
entity upon receiving such warning or suspension, BKPM or relevant authority is empowered to revoke the applicable license.
Regulations on Competition
Business competition and monopolistic practices in Indonesia are generally regulated under Law No. 5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Competition, dated March 5, 1999, as amended by the Omnibus Law (the “Competition Law as amended”). Pursuant to the Competition Law as amended, business actors in Indonesia are prohibited from, among other things, (i) entering into anti-competitive agreements or engaging in conduct that results in oligopoly and/or oligopsony, price-fixing and resale price maintenance, market allocations, boycotts, vertical integration or closed agreements; (ii) engaging in actions such as monopoly, monopsony or market control; and (iii) abusing dominant positions. There are two types of standard of proof recognized under the Competition Law, depending on the provision thereof, namely the “rule of reason” and “illegal per se.” The “rule of reason” requires the assessment of the anti-competitive effects of the business activity, while “illegal per se” provides that a violation exists insofar as all elements provided under the Competition Law are met.

The Business Competition Supervisory Commission (Komisi Pengawas Persaingan Usaha (“KPPU”)) has the authority to supervise the implementation of the Competition Law. The KPPU is an independent institution that reports to the President of the Republic of Indonesia. Further, transactions that meet certain thresholds set forth in the Competition Law and KPPU regulations must be reported post factum to the KPPU within 30 business days of the date the transaction is legally effective. The KPPU has the authority to substantively review whether the transaction is in violation of the Competition Law, which may then be subjected to certain structural and/or behavioral remedies.
Pursuant to the Competition Law, and as further elaborated by Government Regulation No. 44 of 2021 regarding Implementation of Prohibition of Monopolistic Practices and Unfair Competition, dated February 2, 2021, non-compliance
with the Competition Law could subject the offending party to administrative sanctions imposed by the KPPU. These administrative sanctions are annulment of the relevant agreement, order of cessation of the prohibited action, unwinding of the relevant transaction, payment of compensation, and administrative fine. The administrative fine is a minimum of IDR1 billion (approximately $69,000) and a maximum of (i) 50% of the net profit received by the perpetrator in the relevant market during the period in which the non-compliance
persists, (ii) 10% of the total sales in the relevant market during the period in which the non-compliance
persists or (iii) IDR25 billion (approximately $1.7 million), which applies only for failure to report a notifiable transaction to the KPPU in a timely manner.
Regulations on the Distribution of Insurance Products
Marketing channels for insurance products are generally regulated under OJK Regulation No. 23/POJK.05/2015 of 2015 regarding Insurance Products and Marketing of Insurance Products, dated November 26, 2016 (“OJK Reg. 23/2015”). OJK Reg. 23/2015 is an implementing regulation for Law No. 40 of 2014 regarding Insurance, dated October 17, 2014. OJK Reg. 23/2015 regulates that insurance companies can market their insurance products only through: (i) direct marketing; (ii) duly registered and certified insurance agents (self-employed or employees of a business entity, acting on behalf of the insurance company and qualified to represent such insurance company in marketing insurance products) and companies that employ insurance agents; (iii) bancassurance (cooperation between an insurance company and a bank for the purpose of marketing insurance products through the bank); and/or (iv) a non-bank
business entity.
The marketing of insurance products through the available marketing channels must be documented in a cooperation agreement. Insurance companies must also obtain prior OJK approval before marketing insurance products through certain marketing channels. Under OJK Circular Letter No. 19/SEOJK.05/2020 regarding Marketing Channels for Insurance Products, dated October 2, 2020 (“CL No. 19”), prior OJK approval is required for the following marketing channels: (i) bancassurance, (ii) sales force of branchless banking agents (agen bank penyelenggara laku pandai) and (iii) a cooperation with a non-bank
business entity that utilizes the business entity’s electronic system. Failure to obtain OJK approval prior to the marketing of insurance products could lead to the imposition of administrative sanctions on the insurance company (though not the marketing channel entity), including written warnings, fines and the revocation of its business license.
The marketing of insurance products can be conducted by using an electronic system, be it a website and/or online application system. CL No. 19 requires any insurance company, as well as insurance agent, bank, and non-bank
entity acting as an insurance marketing channel, using an electronic system to market its insurance products to (i) have an electronic system provider certificate (Tanda Daftar Penyelenggara Elektronik (“TDPSE”)), a license issued by the MOCI; (ii) own and have implemented a technology risk management policy, standards, and procedures; and (iii) satisfy all requirements set out by the OJK and other authorized government agencies in connection with electronic system administration. OJK may instruct insurance companies to stop all distribution activities and/or cooperation with other parties with respect to the marketing of insurance products in the event that the relevant marketing activities are not in line with the rules set by the OJK.
Singapore
Regulations on Ride-hailing
The
Point-to-Point
Passenger Transport Industry Act 2019 (the “PPPTIA”) is the principal piece of legislation that covers the ride-hailing booking services provided by us in Singapore including GrabCar, GrabTaxi and GrabHitch. Licensees are required to, among other things, comply with the conditions set out in their licenses, and to comply with any directions, codes of practice and/or emergency directives issued by the Land Transport Authority. We have obtained the relevant licenses under the PPPTIA to provide our ride-hailing booking services in Singapore.

In addition, ride-hail licensees under the PPPTIA are required to ensure that the ride-hail fares associated with their services are consistent with the pricing policies put in place by the Public Transport Council.
Under the conditions of the licenses granted to us under the PPPTIA, we are also required to ensure that our driver-partners are compliant with certain legislative requirements relating to motor vehicle insurance and public service vehicle licensing.
The penalties for
non-compliance
with the conditions of the licenses granted under the PPPTIA include revocation or suspension of the licenses and/or the imposition of financial penalties up to the amount of 10% of the licensee’s annual turnover or S$100,000 per instance of non-compliance.
The penalties for
non-compliance
with the pricing policies put in place by the Public Transport Council include the imposition of fines of up to the amount of S$100,000 and/or imprisonment for a term of up to 6 months.
Regulations on GrabFood / GrabMart / GrabExpress
There are no laws in Singapore which specifically govern the provision of package delivery services in Singapore. That said, certain rules under the Road Traffic Act 1961 (the “RTA”) and its subsidiary legislation prohibit chauffeured private hire car drivers and taxi drivers from providing any courier pick-up
and delivery service using their chauffeured private hire car or taxi, without the prior approval of the Registrar of Vehicles appointed under the RTA. Such requirements may apply to the driver-partners who provide package delivery services under GrabExpress, and/or delivery services under GrabFood/GrabMart. Grab has, on behalf of its driver-partners and subject to certain terms and conditions, obtained approval from the Registrar of Vehicles in respect of the provision of courier pick-up
and delivery services by such driver-partners.
The penalties for
non-compliance
with the terms and conditions of the aforesaid approval include revocation of the approval.
Regulations on Competition Laws
The Competition Act 2004 (the “Competition Act”) prohibits anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict or distort competition, abuse of dominance and mergers that substantially lessen competition, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the “CCCS”) is responsible for administering and enforcing the Competition Act, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10 per cent. of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, or in the case of anti-competitive mergers, to remedy, mitigate or eliminate the adverse effects arising from the merger. For mergers, the CCCS may also consider interim measures to prevent merger parties from taking any action that might prejudice the CCCS’s ability to consider the merger situation further and/or to impose appropriate remedies. Such interim measures may include directions that stop the implementation of the merger, or where the merger has already been implemented, require a merger to be dissolved or modified.
Regulations on Safety and Health of Our Employees and Contractors
The Workplace Safety and Health Act 2006 (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for
non-compliance
with the WSHA include the imposition of fines of up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offenses or specific offenses under the WSHA or its subsidiary legislation.
Regulations on Financial Services
Payment Services
The MAS regulates the provision of payment services in Singapore under the Payment Services Act 2019 which came into force on January 28, 2020 (the “PS Act”). Unless excluded or exempt, an entity must obtain the relevant license to provide regulated payment services under the PS Act, which include account issuance service,
e-money
issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service.
Under the PS Act, licensees may generally be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, anti-money laundering requirements (see below), the requirement to furnish security (for a major payment institution), the requirement to safeguard customer monies (for a major payment institution), and other applicable requirements. Licensees are expected to implement certain systems, processes and controls in line with MAS’ Guidelines on Risk Management Practices applicable to financial institutions in Singapore.
Non-compliance
with the above could, depending on the specific requirement or offense, potentially result in sanctions by the MAS or other actions being taken, including the revocation or suspension of a license, fines or warnings, and criminal penalties for the relevant licensees and/or its officers.
Fund Management Activities
MAS regulates the activities and institutions in the securities and derivatives industry, including leveraged foreign exchange trading, of financial benchmarks and of clearing facilities under the Securities and Futures Act 2001 (the “SFA”). Among other things, the SFA regulates the carrying on of the business of fund management. An entity must (unless exempt) obtain a capital markets services license to undertake the same.
Under the SFA, capital markets services licensees may generally be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, risk-based capital requirements, anti-money laundering requirements (see below), and other applicable requirements. A fund management company must also comply with applicable regulations issued under the SFA. For example, the Securities and Futures (Financial Margin Requirements) Regulations set out base capital and financial resources requirements, limitations on aggregate indebtedness, financial and margin requirements, and provisions on the lodgment of documents.
In addition to providing guidance on the abovementioned regulatory requirements, the Guidelines on Licensing, Registration and Conduct of Business for Fund Management Companies SFA
04-G05
also set out specific expectations of MAS relating to the conduct of business of fund management companies, including staffing and competency requirements, compliance arrangements (which must be commensurate with the nature, scale and complexity of the business), requirements relating to custody, valuation, audit and reporting, conflicts of interest mitigation, and disclosure and submission of periodic returns.
Non-compliance
with the above could, depending on the specific requirement or offense, potentially result in sanctions by the MAS or other actions being taken, including the revocation or suspension of a license, fines or warnings, and criminal penalties for the relevant licensees and/or its officers.

Insurance Agents
MAS regulates the insurance business in Singapore, insurers, insurance intermediaries and related institutions under the Insurance Act 1966 (the “IA”). A person that arranges contracts of insurance on behalf of insurers is likely to be construed as an insurance agent, and if so construed, must register with the General Insurance Association of Singapore (GIA)’s Agents’ Registration Board through the principal insurers that they wish to represent, unless exempt. Among other things, an insurance agent must operate under a written agreement, comply with certain pre-contract
disclosures, act only for insurers entitled to carry on business in Singapore, and abide by other conduct of business requirements under Part IIB of the IA, and other relevant regulations and industry best practices. There are also minimum competency requirements that apply to insurance agents imposed on direct general insurers by way of Notices issued by MAS (such as MAS Notice 211 Minimum and Best Practice Training and Competency Standards for Direct General Insurers).
Non-compliance
with the above could, depending on the specific requirement or offense, potentially result in sanctions by the MAS or other actions being taken, including fines or warnings, and criminal penalties for the relevant insurance agent and/or its officers.
Digital Banking
On June 28, 2019, MAS announced that it would issue up to two digital full bank (“DFB”) licenses and three digital wholesale bank (“DWB”) licenses, pursuant to applications submitted by December 31, 2019. A DFB will be allowed to take deposits from and provide banking services to retail and non-retail
customer segments, while a DWB will be allowed to take deposits from and provide banking services to SMEs and other non-retail
customer segments. These new digital banks are in addition to any digital banks that Singapore licensed banks may have already established under MAS’ existing internet banking framework.
All successful applicants must first receive an
In-Principle-Approval
(“IPA”) letter from MAS and will then have up to 12 months to comply with the conditions under the IPA, before being awarded the license and can commence business. DFBs will commence operations as a restricted DFB before becoming a full functioning DFB. Such DFBs, like other banks in Singapore, will be subject to the Banking Act 1970 (the “Banking Act”), and all applicable regulations, notices, guidelines and other regulatory instruments issued thereunder. In particular, certain key provisions applicable to a DFB by virtue of the application of the Banking Act relate to change of control approval requirements, minimum capital requirements, risk-based capital and liquidity requirements (see MAS Notice 637 Risk Based Capital Adequacy Requirements for Banks Incorporated in Singapore and MAS Notice 649 Minimum Liquid Assets and Liquidity Coverage Ratio), audited accounts, minimum asset requirements, prohibited businesses, transfer of business, banking privacy and MAS’ powers. DFBs will also be required to be a member of the Deposit Insurance Scheme.
The minimum
paid-up
capital requirements, deposit cap requirements, risk-based capital and liquidity rules, and scope of permissible activities are expected to progressively increase as the licensee progresses from a restricted DFB to a full functioning DFB. MAS generally expects a DFB to be fully functioning within three to five years from commencement of business.
Non-compliance
with the above could, depending on the specific requirement or offense, potentially result in sanctions by the MAS or other actions being taken, including revocation or suspension of a license, fines or warnings, and criminal penalties for the relevant licensees and/or its officers.
Regulations on Moneylending Business
The Ministry of Law regulates the carrying on of the business of moneylending, the designation and control of a credit bureau, the collection, use and disclosure of borrower information and data under the Moneylenders Act 2008 (the “MLA”). Unless a person is an excluded moneylender or exempt moneylender, a person carrying on the business of moneylending in Singapore would require a license. Since 2012, there has been a moratorium implemented on the issuance of new licenses.
The MLA (and accompanying regulatory instruments) sets out certain duties, conduct of business and other requirements that are applicable to licensed and exempt moneylenders under the MLA. Exempt moneylenders may be subject to conditions to comply with relevant requirements as if they were a licensee – for example, to comply with the Moneylenders (Prevention of Money Laundering and Financing of Terrorism) Rules 2009, which, among other things, sets out requirements relating to internal policies, procedures and controls, risk assessment, customer due diligence, suspicious transaction reporting, record keeping, audit and compliance.

Regulations on Anti-money Laundering and Countering the Financing of Terrorism (“AML/CFT”)
Regulated financial institutions must comply with all applicable AML/CFT obligations, including the relevant AML/CFT Notices and Guidelines issued by MAS. Among other things, the AML/CFT Notices require financial institutions to put in place robust controls to detect and deter the flow of illicit funds through Singapore’s financial system, identify and know their customers (including beneficial owners), conduct regular account reviews, and to monitor and report any suspicious transaction.
The primary AML/CFT legislation in Singapore that are of general application are the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (the “CDSA”) and Terrorism (Suppression of Financing) Act 2002 (the “TSOFA”). The CDSA provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. The CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, financial institutions, non-financial
institutions and individuals in Singapore are required to comply with financial sanction requirements in relation to individuals and entities designated by the United Nations.
Regulations on Data Protection
Personal Data Protection Act 2012 (the “PDPA”)
The PDPA generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the PDPC and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.
In addition,
Do-Not-Call
(“DNC”) requirements require organizations to check
“Do-Not-Call”
registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.
The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, including the DNC requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of up to $1 million or (in 2022, when amendments to the PDPA are expected to come into force) 10% of the organization’s annual local turnover (whichever is higher) and / or imprisonment.
Thailand
Regulations on foreign business in Thailand
Foreign participation in business activities in Thailand is primarily regulated under the Foreign Business Act, B.E. 2542 (1999) (the “FBA”). The FBA limits the rights of foreigners to engage in certain business activities in Thailand. Operating prohibited or restricted businesses in violation of the FBA may subject the violator to criminal charges and penalties.
The FBA defines “aliens” or “foreigners” as natural persons or juristic entities (such as companies, registered partnerships) who do not possess Thai nationality. The definition extends to companies registered in Thailand, in which 50 percent or more of the share capital belongs to foreign individuals or foreign juristic entities. The FBA also prohibits arrangements where a Thai national holds shares in a company as a nominee of a foreigner to circumvent the FBA.

The FBA and its schedules list the categories of controlled business activities, including activities for which foreigners are barred and activities in which foreigners can participate subject to certain limitations and with permission from relevant authorities. A wide range of services (unless explicitly exempted by other applicable laws and regulations), including platform services and
e-payment
services, are restricted under the FBA. Therefore, foreign parties are not allowed to perform such services in Thailand without first obtaining a relevant foreign business license. The grant of a foreign business license is generally at the sole discretion of the Foreign Business Committee, and based on its current policy, the possibility that a foreign business license will be granted for a service business is generally limited.
Failure to comply with the aforementioned requirement could expose the offender and its responsible director to imprisonment not exceeding three years, or a fine of THB 100,000 to 1,000,000, or both. Additionally, the court is empowered to order the cessation of the business operation. Failure to comply with the court order could expose the offender and its responsible director to a daily fine at the rate of THB 10,000 to THB 50,000 throughout the period of the violation.
Currently, our Thai subsidiaries are considered Thai companies under the FBA, and therefore are not subject to the foreign ownership restrictions under the FBA.
Regulations on
e-commerce
In Thailand, any business operator conducting the sale and purchase of goods or services by electronic means via the Internet, including our mobility and deliveries offerings, is required to obtain a commercial certificate under the Commercial Registration Act, B.E. 2499 (1956), as amended, from the Department of Business Development, Ministry of Commerce. We hold a commercial certificate in respect of all the services we provide in Thailand.
A business operator offering goods or services in Thailand by communicating information about the goods or services directly to consumers, at a distance (i.e. through the Grab platform), with the anticipation that the consumer will respond and purchase those goods or services, may be regarded as an operator of a direct marketing business under the Direct Sales and Direct Marketing Act, B.E. 2545 (2002), as amended (the “Direct Marketing Act”). A direct marketing business operator must obtain a Direct Marketing Certificate from the Office of the Consumer Protection Board before commencing business. Failure to register as a direct marketing business operator prior to commencement of a direct marketing business could expose the offender and its responsible director to a fine of up to THB 100,000, imprisonment not exceeding one year, or both. Additionally, the offender and its director could be subject to a daily fine of up to THB 10,000 for a persistent offense.
Notwithstanding the legislative framework of Direct Marketing Act as described above, the competent authority interpreted the legislation to only regulate the offer and sale of tangible goods and products through online channels, and thus we are not in the position to obtain a Direct Market Certificate for the Grab platform. However, we received a Direct Marketing Certificate for GrabGift, our offering of
e-vouchers,
in March 2022.
Regulations on ride-hailing (GrabCar and JustGrab)
The Vehicle Act, B.E. 2522 (1979), as amended (the “Thai Vehicle Act”), regulates the registration and use of vehicles in Thailand, and therefore applies to our mobility offerings such as GrabCar and JustGrab. The Thai Vehicle Act prescribes certain requirements concerning vehicles, such as with respect to registration, signage, annual taxation and vehicle use. The Thai Vehicle Act prohibits use of any vehicle other than in line with its purpose of use as registered with the Department of Land Transport. Such purposes of use include as a private vehicle, public vehicle or specific purpose specified by sub-regulation.
The implementing legislation under the Thai Vehicle Act (the primary law governing ride-hailing became effective on June 23, 2021 with the implementing legislation (except for those related to pricing) in relation to the operator/app license, onboarding process of driver-partners, determination of engine capacity and required stickers becoming effective on October 29, 2021 and the implementing legislation relating to pricing becoming effective on November 12, 2021) defines and prescribes the legal requirements related to applications, ride-hailing operators, and drivers and vehicles and also enables private-hire vehicles to provide ride-hailing services via electronic systems (such as Grab’s platform). One of the key requirements under those regulations is that the ride-hailing operator and its application is required to be certified by the Department of the Land Transport beforehand.

Failure to comply with obligations of the ride-hailing operator shall entitle the Department of Land Transport to revoke the ride-hailing operator license. While the implementing legislation has become effective, our ride-hailing operator and app license is currently in the application process. Accordingly, the continuation of our ride hailing business in Thailand is potentially at risk of being deemed to be conducting business without a license. The relevant regulator, at its discretion, may order us to suspend our mobility operations in Thailand until the license has been granted.
Regulations on
e-payment
services
Under Thai law, domestic money transfer and payment services are regulated under the Payment Systems Act B.E. 2560 (2017) (the “PSA”) and its
sub-regulations.
Under the PSA, regulated payment services include the provision of: credit card, debit card, or ATM card services; electronic money services; receiving electronic payment for and on behalf of sellers, service providers or creditors; the service of transferring funds by electronic means; and other payment services that may affect the financial system or the public interest (as to be further announced by the Thai Ministry of Finance (the “MOF”)). Business operators intending to provide services that fall under the definition of such activities, including GrabPay Wallet, must obtain the relevant license from the MOF via the BOT prior to commencing the business. Operating a regulated payment service business without the required license or registration could result in penalties under the PSA (imprisonment for the term of 2 to 10 years or a fine of THB 200,000 to THB 1 million or both).
In the case of violations or failure to comply with the BOT regulations, business operators including their responsible persons may be subject to an administrative fine not exceeding THB 2 million. Whereas in the case of failing to operate a business or ceasing to operate a business accordingly, the MOF may revoke the license.
Regulations on nano-financing
Nano-finance businesses, which include our financial services business such as lending, smartphone financing and PayLater offerings, are restricted businesses under the Notification of the Ministry of Finance Re: Business Subject to Approval under Section 5 of the Revolutionary Council Decree No. 58 and the Notification of the Bank of Thailand No. SorNorSor 13/2563 (collectively referred to as the “Nano Finance Notifications”). “Nano-finance” means lending, purchasing, discounting, or rediscounting bills or any negotiable instruments, or hire-purchase transactions or leasing to a natural person, without assets or property as collateral, with the borrower intending to use the money to carry on a business or for their occupation.
Regulations on personal loans
Personal loan businesses, including our lending and PayLater offerings, are restricted businesses under the Revolutionary Council Decree No. 58, as amended and the Notification of Ministry of Finance Re: Business Subject to Approval to Section 5 of the Revolutionary Council Decree No. 58, together with the Notification of the Bank of Thailand No. SorNorSor 12/2563. A personal loan business operator must obtain an approval from the MOF through the BOT if the personal loans provided to its customers fall within the scope of “personal loans under supervision” which include: (i) personal loans without assets or property as collateral; (ii) lending originating from the hire-purchase and lease of goods that are not normally sold by the business operator (except for cars and motorcycles); and (iii) vehicle registration loan. The personal loan business operator is also subject to certain ongoing requirements and restrictions in business operation e.g. reporting requirements, chargeable fee, qualifications of customers and etc.
Nano-Finance and/or Personal Loan business operators may be ordered to cease business operations in the event they cannot appropriately rectify any non-compliance
activities; otherwise, the business operators would be subject to a certain fine and penalty in accordance with the relevant regulations.
Regulations on Personal Data Protection
In Thailand, personal data is protected under the Personal Data Protection Act, B.E. 2562 (2019) (the “Thailand PDPA”), full enforcement of which is expected to take effect on June 1, 2022. Personal data means any information relating to a natural person, which enables the identification of that person, whether directly or indirectly, but does not include information of deceased persons. The Thailand PDPA applies to a person or legal entity that collects, uses or discloses a person’s personal data, with certain exceptions.

The Thailand PDPA has both territorial and extra-territorial application. The Thailand PDPA has extra-territorial applicability over entities outside Thailand if those entities collect, use and/or disclose personal data of data subjects who are in Thailand in two situations: (i) the offering of goods or services to data subjects who are in Thailand, irrespective of whether the payment is made by the data subject; or (ii) the monitoring of the data subject’s behavior, where the behavior takes place in Thailand.
The Thailand PDPA prescribes many requirements and obligations in relation to the collection, usage, disclosure and transfer of personal data which the data controller and data processor must comply with, such as consent requirements, notification requirements, and requirements in relation to the cross-border transfer of personal data. The Thailand PDPA also prescribes stricter requirements for the collection, use or disclosure of personal data that is deemed as sensitive personal data.
The consequences for
non-compliance
under the Thailand PDPA including the following:

Type of Liabilities	Description
Civil Liability (section 77-78)	Actual Damage and Punitive Damages

Criminal Liability (section 79-81)	Maximum criminal penalties regarding
non-compliance
relating to personal data processing or disclosure (i.e., processing or disclosing personal data without the legal basis or consent) is a fine not exceeding THB 1,000,000 and/or imprisonment for a term not exceeding one year.

Where the offender who commits the offense under the Thailand PDPA is a juristic person and the offense is conducted as a result of the instructions given by or the act of any director, manager or person, who is be responsible for such act of the juristic person, or in the case where such person has a duty to instruct or perform any act, but omits to instruct or perform such act until the juristic person commits such offense, such person shall also be punished with the punishment as prescribed for such offense.

Administrative Liability (section 82-90)	Maximum administrative penalties for non-compliance under the Thailand PDPA is a fine not exceeding THB 5,000,000 Examples of non-compliance under the Thailand PDPA are set both below:

- Collect, use, or disclose sensitive personal data without legal basis or consent (section 26 and 27)

- Collect, use or disclose personal data without legal basis or consent (section 24 and 27)

- Fail to inform the purposes of data processing and/or use or process personal data for any other new purposes (section 21 and 25)

- Transfer personal data to other countries without legal basis or consent, and/or without sufficient security safeguard (section 28)
Regulations on competition
Currently, these regulations apply to GrabFood, GrabKitchen and GrabMart (edible SKU). It is subject to the regulator’s discretion to extend the scope of their applicability. The Trade Competition Act, B.E. 2560 (2017) (the “Thai Trade Competition Act”) is the primary legislation governing competitive interactions among business operators in Thailand. It applies to all business sectors, except certain types of business or activities that are specifically exempted, and the sectors that have already been regulated by specific laws on trade competition matters.

The Thai Trade Competition Act generally regulates all restrictive trade practices in all areas of business that create or might create a monopoly or reduce competition, or be an unfair practice, and also prohibits business operators from abusing their dominant position. Failure to comply with the Thai Trade Competition Act may result in either or both of a criminal penalty or administrative penalty depending on the severity of the offense as prescribed in the Thai Trade Competition Act. Criminal penalties may be up to 10% of the revenue in the year of offense or imprisonment up to 2 years, or both. The director, manager or any person responsible for the company’s operation would also be subject to similar fines. Administrative penalties may be up to (i) THB 6,000,000 and a daily fine penalty of THB 300,000 for persistent offense, or (ii) 10% of revenue in the year of offense, depending on the type of the offense.
The Trade Competition Commission Thailand (the “TCCT”), an independent body in charge of the supervision and enforcement of the Thai Trade Competition Act, has also published a sector-specific guideline on unfair trade practices for online food delivery businesses. The guideline regulates activities between food delivery platform operators and restaurants. The guideline contains a sweeping provision on free and fair treatment, referencing the principles of non-coercion,
non-discrimination
and
non-restriction.
A large section of the guideline is dedicated to laying out practices of food delivery platforms that may cause damage to restaurants, addressing trade terms that may exist in agreements between platforms and restaurants, for example, the increase of commission fees, or variation of commission fees, without justification, and exclusivity restrictions, among others. As TCCT is still developing its legislation in this respect, we are closely monitoring the situation to safeguard compliance. In the event of a failure to comply with the guideline, in addition to any applicable penalty under the Thai Trade Competition Act, the company will have to specifically correct its business practices (from the past and going forward) to comply with the TCCT’s relevant decision. Plus, the relevant stakeholders (restaurants/competitors) may rely on the TCCT’s decision as a basis to file civil lawsuits against the company for damages incurred.
Regulations on debt collection
Debt collection activity is regulated under the Debt Collection Act, B.E. 2558 (2015) (the “Thai Debt Collection Act”), and accordingly, any debt collection on our lending products and PayLater are subject to this regulation. This regulation applies to all debt collectors and the method and procedures for debt collection are strictly regulated, and requires the debt collection service business operator to register its business with the Metropolitan Police Bureau or Department of Provincial Administration. Our subsidiary operating our debt collection service business has registered its business with the relevant authority.
Failure to comply with prescribed method and procedure for debt collection activities may result in administrative fines of up to THB100,000 or criminal penalties (fines of up to THB 500,000 and/or imprisonment up to 5 years). With respect to certain matters, the relevant authority may initially order cessation of such activities or rectification within a specified period. Failure to comply with an order would result in administrative fines. The registration of a debt collection service may be revoked in the event that such debt collection operator (i) has been repeatedly conducting the same non-compliance
activities with administrative penalties, or (ii) violates any provision with criminal penalties under the regulation. Directors or officers who are responsible for such non-compliance
activities by the company are also be liable to penalties for such offense.
Regulations on the price of goods and services
The Notification of the Central Committee on the Prices of Goods and Services No. 8, B.E. 2564 (2021) Re: Prescribing Controlled Goods and Services, which became effective on July 1, 2021, specifies that online delivery services such as GrabExpress, GrabFood, GrabMart and GrabKitchen are controlled services. However, a regulation regarding the price of online delivery services has not yet been issued by the relevant authority. Therefore, food and package delivery services may be subject to price controls once the regulations on controlling prices are issued. Failure to comply with the regulation regarding the price of online delivery service could expose the offender and its responsible director to a fine of up to THB 100,000, or imprisonment not exceeding 5 years, or both.
Regulations of Anti-Money Laundering and Counter-Terrorism and Proliferation of Weapon of Mass Destruction Financing
Regulated
e-payment
services and personal loans businesses must comply with all applicable AML/CTPF obligations including the relevant Ministerial Regulations, Notifications, and Ordinances issued by the Anti-Money Laundering Office (“AMLO”) in addition to Anti-Money Laundering Act B.E. 2542 (1999) (“AML Act”) and Counter-Terrorism and Proliferation of Weapon of Mass Destruction Financing Act B.E. 2559 (2016) (“CTPF Act”).

The AML/CTPF obligations require business operators to set up robust controls and measures on ML/TPF risk management and mitigation such as customer due diligence, transaction monitoring and reporting, record-keeping, and asset freezing.
In the event of a failure to comply with the AML obligations, the business operators shall be subject to a fine not exceeding THB 1 million and not exceeding THB 10,000 for each day until rectification is made. In case of concealing facts or presenting false statements, or tipping off, there is a liability of up to 2 years or 5 years imprisonment and a fine of THB 50,000 to 500,000 or THB 100,000 respectively (the latter penalties are regarding tipping-off).
Whereas in the case of failing to comply with the CTPF reporting obligations, the business operators shall be liable to a fine not exceeding THB 500,00 and not exceeding THB 5,000 for each day until rectification is made including their directors or responsible persons, or in the case of not freezing the asset, the penalties shall be an imprisonment term not exceeding 3 years or a fine not exceeding THB 300,000 or both.
Regulations on Computer Traffic Data Storage by Service Providers
A new Notification of the Ministry of Digital Economy and Society (“MDES”) Re: Rules Concerning Computer Traffic Data Storage by Service Providers, B.E. 2564 (2021) (the “Notification”) came into effect on August 14, 2021 with a grace period until February 9, 2022. The Notification requires certain service providers to ensure the security of their stored computer traffic data and the stored data must be able to identify and authenticate individual users. Any service providers who fail to comply with the Notification may face a fine not exceeding THB 500,000 (approximately $15,477).
Regulations on Online Sale Transaction Case Division in the Civil Court
The formation of the Civil Court’s Online Sale Transaction Case Division was published in the Royal Gazette on December 20, 2021, under which a new division of the Thai Civil Court has been set up to resolve disputes in relation to online purchases. This new division, which officially commenced operation on January 27, 2022, allows consumers and/or purchasers to conveniently file lawsuits against sellers via an
e-filing
system without having to pay any court fee.
Due to the convenience of the new
e-filing
procedure, we may become involved in more litigation cases, whether as a witness or as a co-defendant
with the online seller. In those cases, we may be required to provide information per the court’s request, failing which we may be subject to imprisonment of up to 6 months and/or a fine of up to THB10,000.
Malaysia
Regulations on Ride-hailing
The amended Land Public Transport Act 2010 (“LPTA”), the Commercial Vehicles Licensing Board Act 1987 (“CVLBA”), and the Road Transport Act 1987 are the main pieces of legislation governing the provision of ride-hailing services such as GrabCar and GrabTaxi in Malaysia. The LPTA only applies to Peninsular Malaysia while the CVLBA applies to the East Malaysian States of Sabah and Sarawak.
An operator of a ride-hailing booking service is required to have an intermediation business license which would allow it to carry-on
the business of facilitating arrangements, bookings or transactions of a ride-hailing service. An intermediation business licensee, such as us, is (i) required to apply for a permit for each ride-hailing vehicle ; (ii) required to ensure that each ride-hailing vehicle, complies with certain requirements including, among others, having a minimum of three-star ASEAN NCAP (New Car Assessment Program for Southeast Asian Countries) rating, not be more than 10 years old, and is undergoing inspections on an annual basis (for vehicles three years or older); and (iii) subject to various other business limitations and requirements, including limitations on surcharge rates and driver-partner commissions and requirements such as ensuring that each driver-partner, ride-hailing vehicle and passenger is covered by ride-hailing insurance. In the event an operator does not acquire the intermediation business license, this will be deemed as an offense and upon conviction, the offender is liable to a fine not exceeding MYR500,000 or imprisonment for a term not exceeding 3 years or both. In addition to the listed offense, the license might be revoked by the authority due to non-compliance.
Separately, driver-partners of ride-hailing vehicles are required to hold a public service vehicles (“PSV”) license.

Regulations on
E-money
Under the Financial Services Act 2013 (the “FSA”), no person may carry on an “approved business” (which includes the issuance of
e-money)
without the prior approval of the Central Bank of Malaysia, Bank Negara Malaysia (“BNM”). Under the FSA, “electronic money” or
“e-money”
is defined as any payment instrument, whether tangible or intangible, that (a) stores funds electronically in exchange of funds paid to the issuer; and (b) is able to be used as a means of making payment to any person other than the issuer.
Approved issuers of
e-money,
such as us, are subject to various operational and ongoing compliance requirements including those set out in the “Guidelines on
E-Money”
issued by BNM. These requirements relate to governance, risk management, customer protection and management of funds. In particular, BNM has issued the Policy Document on Risk Management in Technology, which sets out requirements in relation to cybersecurity and management of technology risk applicable to financial institutions including
e-money
issuers. An issuer of
e-money
is required to provide clear and easily accessible terms and conditions for the use of
e-money,
and an issuer of a large
e-money
scheme is required to deposit funds collected in exchange for the
e-money
issued in a trust account with a licensed financial institution in a timely manner. In general, the funds deposited in the trust account can be used only for refunds to users and payments to merchants. BNM has issued an exposure draft of a revised Guidelines on
E-Money
for public consultation, whereby the final policy document will replace the existing Guidelines on
E-Money.
The exposure draft is more extensive than the current Guidelines on
E-Money
and proposes among others, enhanced technology, governance and risk management requirements aimed to ensure the safety and reliability of
e-money
and preserve customers’ and merchants’ confidence in using or accepting payments in
e-money.
Non-compliance
with the above could potentially result in penalties including loss of or restriction on the license, administrative monetary penalties imposed by BNM, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and (in the case of officers) imprisonment for a term not exceeding ten years.
Regulations on courier services (GrabExpress)
The Postal Services Act 2012 (the “PSA”) provides for the licensing of postal services and the regulation of the postal services industry. The Malaysian Communications and Multimedia Commission (the “MCMC”) is responsible for overseeing and regulating the postal and courier services in Malaysia. The PSA provides for two forms of licenses: (i) a universal service license or (ii) a non-universal
service license, for the provision of postal services on such terms and conditions as the Minister of Communications and Multimedia thinks fit and in accordance with the Act. “Universal service” means postal services, which include basic postal services determined by the MCMC to be provided to consumers throughout Malaysia, at the prescribed rates while
“non-universal
service” means postal services that may be provided to consumers at rates other than the prescribed rates of the universal service. There are three classes of non-universal
service license, i.e. Class A (provision of international and domestic courier service in Malaysia), Class B (provision of international inbound courier service and domestic courier service in Malaysia) or Class C (to provide for intra-state domestic courier service in Malaysia). The PSA contains, among others, principles on rates settings, general competition practices and provisions on consumer protection that are applicable to postal services licensees. Under Section 14 of the PSA, if a licensee fails to comply with the conditions of a license issued by MCMC under the PSA, the licensee shall upon conviction be liable to pay a fine not exceeding MYR300,000 or imprisonment for a term not exceeding three years or both. Section 17 of the PSA, on the other hand, empowers the minister to suspend or revoke the license if the licensee fails to comply with the provision of the Act or the provision of the conditions stipulated in the license. Section 16 of the PSA prohibits the assignment and transfer of license, where upon conviction, the offender would be liable to pay a fine not exceeding MYR500,000 or imprisonment for a term not exceeding five years or both.
In a public consultation document published on July 5, 2021, MCMC states that it plans to introduce a new courier licensing policy and framework based on the guiding principles of, among others, moving from laissez-faire to sustainability model, taking a risk-based approach, having a fair licensing fee structure and being data driven. The public consultation document also proposes three new classes for courier service licenses, namely
N-Courier
(for national delivery service),
U-Courier
(for urban delivery service) and
I-Courier
(for
pick-up
drop off points and intermediary service). For each of these classes of courier service licenses, certain criteria would need to be met such as minimum paid-up
capital requirements and even a majority local equity requirement for
N-Courier
licensees. Other than the new classes of licenses, the public consultation document also proposes a new annual license fee model as well as proposes to introduce new special license conditions. According to the MCMC, all existing licensees will be migrated to the new licensing framework by December 31, 2022 even though the tenure of their existing licenses have yet to expire. By default, all existing licensees will be migrated to
U-Courier
licenses whilst the process for
N-Courier
will be done through an application process under guidance by the MCMC. New independent pick-up
drop off players may apply under the normal process for
I-Courier.

Regulations on Moneylending
Under the Moneylenders Act 1951, no person may conduct business as a moneylender in Malaysia unless licensed under the Moneylenders Act 1951 or other relevant Malaysian legislation. Under the Moneylenders Act 1951, a “moneylender” is defined as any person who carries on or advertises or announces himself or holds himself out in any way as carrying on the business of lending money at interest (with or without security) to a borrower, whether or not he carries on any other business. Licenses are issued by the Registrar of Moneylenders under the purview of the Ministry of Housing and Local Government (“KPKT”).
A licensed moneylender is subject to operational and ongoing compliance requirements including, among others, the requirement to display at all times its original license in a conspicuous place at the premises where it carries out or operates its business, requirements in relation to the moneylending agreement (including in relation to its form and certain formalities required for the agreement to be enforceable) and record keeping requirements. KPKT has, on November 13, 2020, released the Online Moneylending Guidelines allowing licensed moneylenders to apply to provide loans online from May 13, 2021. We are one of eight licensed moneylenders which have been granted with conditional approval in November 2020 to conduct online moneylending business.
Non-compliance
with the above could potentially result in penalties including loss of or restriction on the license, administrative monetary penalties imposed by the Ministry of Housing and Local Government, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and (in the case of officers) imprisonment for a term not exceeding five years.
Regulations on Insurance Agents
The primary legislation applicable to the carrying on of insurance business is the FSA which has repealed and replaced the Insurance Act 1996 (“Repealed IA”), save for certain provisions of the Repealed IA which shall continue to remain in full force and effect by virtue of section 275 of the FSA. The General Insurance Association of Malaysia (“PIAM”) for general insurance agents has issued the rules for registration and regulation of general insurance agents (the “GIARR”), which provides for regulations for supervision of general insurance agents by PIAM’s members. Under the GIARR, among others, an insurance agent registered with PIAM may represent a maximum number of two general insurance companies at any time and shall comply with certain requirements of conduct.
Non-compliance
with the above could potentially result in penalties including loss of or restriction on the license, administrative monetary penalties imposed by BNM, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and (in the case of officers) imprisonment for a term not exceeding ten years.
Competition Law
The Competition Act 2010 applies to all commercial activities which have an effect on competition in any market in Malaysia, whether such activities are carried out within or outside Malaysia. The Competition Act 2010 is generally enforced by the Malaysia Competition Commission, save for competition issues arising in specific sectors (such as the telecommunications sector, the aviation sector and the energy sector which are regulated by other regulators). Infringements of prohibitions of anti-competitive practices pursuant to Section 40 of the Competition Act 2010 may result in, among other things, the imposition of a financial penalty of up to 10% of the worldwide turnover of the enterprise for the period during which the infringement occurred. The Malaysia Competition Commission may also take other actions, including issuing cease and desist orders. The general penalty pursuant to Section 61 of the Competition Act 2010 is a (a) fine not exceeding MYR5 million, and for a second or subsequent offense, to a fine not exceeding MYR10 million; or (b) if such person is not a body corporate, to a fine not exceeding MYR1 million or to imprisonment for a term not exceeding five years or to both, and for a second or subsequent offense, to a fine not exceeding MYR2 million or to imprisonment for a term not exceeding five years or to both.

Regulations on Personal Data Protection
The Personal Data Protection Act 2010 regulates the processing of personal data in the course of commercial transactions in Malaysia, and is enforced by the Personal Data Protection Commissioner. Broadly, the Personal Data Protection Act 2010 sets out key data protection principles which must be adhered to by data users (i.e. a person who either alone or jointly or in common with other persons processes any personal data or has control over or authorizes the processing of any personal data, but does not include a processor) in Malaysia, which include (i) the requirement to obtain consent prior to processing an individual’s personal data; (ii) the requirement to provide written notice to individuals in both English and the Malay language stating, among other things, the purposes for which the personal data will be processed, the classes of third parties to whom personal data will be disclosed, and the individual’s right of access; (iii) obligation to ensure that the personal data collected will be processed in a safe and secure manner; (iv) obligation to ensure that personal data processed will not be kept longer than is necessary, and (v) taking reasonable steps to ensure that personal data is accurate. The Personal Data Protection Standard 2015 further prescribes the minimum requirement for data security in processing personal data.
Infringement of the Personal Data Protection Act 2010 and Personal Data Protection Act 2013, may result in:

Personal Data Protection Act 2010

S.6	General Principle	A data user who breaches these Principles commits an offense and shall, on conviction, be liable to a fine not exceeding MYR300,000 or to imprisonment for a term not exceeding two (2) years or to both.
S.7	Notice and Choice Principle
S.8	Disclosure Principle
S.9	Security Principle
S.10	Retention Principle
S.11	Data Integrity Principle
S.12	Access Principle

S.16	Failure to obtain Certificate of Registration	A person who belongs to the class of data users as specified in the order made under subsection 14(1) and who processes personal data without a certificate of registration issued in pursuance of paragraph 16(1)(a) commits an offense and shall, on conviction, be liable to a fine not exceeding MYR500,000 or to imprisonment for a term not exceeding three (3) years or to both.

S.18	Processing of Personal Data after revocation of registration	A data user whose registration has been revoked under this section and who continues to process personal data thereafter commits an offense and shall, on conviction, be liable to a fine not exceeding MYR500,000 or to imprisonment for a term not exceeding three (3) years or to both

S.19	Where the certificate of registration is revoked and certification is not surrendered to the Commission	A person who fails to surrender the revoked certification commits an offense and shall, on conviction, be liable to a fine not exceeding MYR200,000 or to imprisonment for a term not exceeding two (2) years or to both.

S.29	Non-compliance with code of practice	A data user who fails to comply with any provision of the code of practice that is applicable to the data user commits an offense and shall, on conviction, be liable to a fine not exceeding MYR100,000 or to imprisonment for a term not exceeding one (1) year or to both

S.37
Notification of refusal to comply with data correction request

(1)   Where a data user who pursuant to section 36 refuses to comply with a data correction request under section 34, the data user shall, not later than 21 days from the date of receipt of the data correction request, by notice in writing, inform the requestor—

(a)   of the refusal and the reasons for the refusal; and
A data user who contravenes subsection (2) commits an offense and shall, on conviction, be liable to a fine not exceeding MYR100,000 or to imprisonment for a term not exceeding one (1) year or to both

(b) where paragraph 36(1)(e) is applicable, of the name and address of the other data user concerned.

(2)   Without prejudice to the generality of subsection (1), where personal data to which the data correction request relates is an expression of opinion and the data user is not satisfied that the expression of opinion is inaccurate, incomplete, misleading or not up-to-date,
the data user shall—

(a)   make a note, whether annexed to the personal data or elsewhere—

(i) of the matters in respect of which the expression of opinion is considered by the requestor to be inaccurate, incomplete, misleading or not up-to-date; and

(ii) in such a way that the personal data cannot be used by any person without the note being drawn to the attention of and being available for inspection by that person; and

(b) attach a copy of the note to the notice referred to in subsection (1) which relates to the data correction request.

(3) In this section, “expression of opinion” includes an assertion of fact which is unverifiable or in all circumstances of the case is not practicable to verify

S.38	Withdrawal of consent to process personal data (1) A data subject may by notice in writing withdraw his consent to the processing of personal data in respect of which he is the data subject.	A data user who contravenes subsection (2) commits an offense and shall, on conviction, be liable to a fine not exceeding MYR100,000 or to imprisonment for a term not exceeding one (1) year or to both.

(2) The data user shall, upon receiving the notice under subsection (1), cease the processing of the personal data.

S.40	Processing of sensitive personal data not in accordance with the Personal Data Protection Act 2010	A person who contravenes subsection (1) commits an offense and shall, on conviction, be liable to a fine not exceeding MYR200,000 or to imprisonment for a term not exceeding two (2) years or to both.

S.42	Failure to comply with Commissioner’s direction to comply with data subject notice to prevent processing likely to cause damage or distress	A person who contravenes the relevant subsection commits an offense and shall, on conviction, be liable to a fine not exceeding MYR 200,000 or to imprisonment for a term not exceeding two (2) years or to both

S.108	Failure to comply with an enforcement notice by the Commissioner	A person who fails to comply with an enforcement notice commits an offense and shall, on conviction, be liable to a fine not exceeding MYR200,000 or to imprisonment for a term not exceeding two (2) years or to both.

S.113	Search and seizure with warrant	A person who, without lawful authority, breaks, tampers with or damages the seal by an authorized officer or removes any computer, book, account, computerized data or other document, signboard, card, letter, pamphlet, leaflet, notice, equipment, instrument or article under seal or attempts to do so commits an offense and shall, on conviction, be liable to a fine not exceeding MYR 50,000 or to imprisonment for a term not exceeding six (6) months or to both.

S.120	Obstruction to search
Any person who—

(a)   refuses any authorized officer access to any premise which the authorized officer is entitled to have under this Act or in the execution of any duty imposed or power conferred by this Act;

(b)   assaults, obstructs, hinders or delays any authorized officer in effecting any entry which the authorized officer is entitled to effect under this Act, or in the execution of any duty imposed or power conferred by this Act; or

(c)   refuses any authorized officer any information relating to an offense or suspected offense under this Act or any other information which may reasonably be required of him and which he has in his knowledge or power to give, commits an offense and shall, on conviction, be liable to imprisonment for a term not exceeding two (2) years or to a fine not exceeding MYR10,000 or to both

S.129	Transfer of personal data to places outside Malaysia in contravention of the Personal Data Protection Act	A data user who contravenes this subsection commits an offense and shall, on conviction, be liable to a fine not exceeding MYR 300,000 or to imprisonment for a term not exceeding two (2) years or to both.

S.130	Unlawful collecting, etc., of personal data	A person who commits an offense under this section shall, upon conviction, be liable to a fine not exceeding MYR500,000 or to imprisonment for a term not exceeding three (3) years or to both.

S.141	Obligation of secrecy Except for any of the purposes of this Act or for the purposes of any civil or criminal proceedings under any written law or where otherwise authorized by the Minister—	A person who contravenes this subsection commits an offense and shall, on conviction, be liable to a fine not exceeding MYR 100,000 or to imprisonment for a term not exceeding one (1) year or to both.

(a)   the Commissioner, Deputy Commissioner, Assistant Commissioner, any officer or servant of the Commissioner, any member of the Advisory Committee, any member, officer or servant of the Appeal Tribunal, any authorized officer or any person attending any meeting or deliberation of the Advisory Committee, whether during or after his tenure of office or employment, shall not disclose any information obtained by him in the course of his duties; and

(b)   no other person who has by any means access to any information or documents relating to the affairs of the Commissioner shall disclose such information or document.

PERSONAL DATA PROTECTION REGULATIONS 2013

S.3(1)	Consent of data subject to be obtained in any form that such consent can be recorded and maintained properly by the data user.	Any data user who contravenes
sub-regulation
3(1), regulations 6, 7 and 8 commits an offense and shall, on conviction, be liable to a fine not exceeding MYR250,000 or imprisonment for a term not exceeding two (2) years or to both.
S.6	Security policy
S.7	Retention standard
S.8	Data integrity standard
Regulations on Anti-money Laundering and Prevention of Terrorism Financing
The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLATFA”), makes it an offense for any person to engage in or abet the commission of money laundering and terrorist financing, and seeks, among other things, to implement measures for the prevention of money laundering and terrorism financing offences. These measures include the imposition of obligations on reporting institutions (including certain Grab entities in Malaysia) such as an obligation to report transactions exceeding a specified threshold and suspicious transactions, customer due diligence obligations and record keeping obligations. Reporting institutions under the AMLATFA include approved issuers of
e-money
under the FSA and licensed moneylenders under the Moneylenders Act 1951. BNM is empowered under Section 83 of the AMLATFA to issue guidelines, circulars or notices to give full effect to or for carrying out the provisions of the AMLATFA. In this regard, BNM has issued policy documents on anti-money laundering, countering financing of terrorism and targeted financial sanctions applicable to licensed moneylenders and approved issuers of
e-money.
Worker Classification
Under Malaysian law, an “employee” means a person engaged under a contract of service while an “independent contractor” means a person engaged pursuant to a contract for services. The Employment Act 1955 defines “contract of service” as any agreement, whether oral or in writing and whether express or implied, whereby one person agrees to employ another as an employee and that other agrees to serve his or her employer as an employee and includes an apprenticeship contract. There is no single legal test to determine whether a person is engaged as an employee or an independent contractor. The degree of control exercised over the person engaged is an important factor but not the sole criteria in making a determination. The Industrial Court of Malaysia will examine all facts and circumstances and the conduct of the parties, including but not limited to the degree of control, whether there is a fixed compensation package or whether the individual undertook a business risk, exclusivity, whether any statutory contributions (such as EPF) have been made and the contractual terms of the engagement in determining the status of an employee or independent contractor.

Philippines
Regulation of Public Utilities and Other Related Matters
Foreign Ownership Restriction
The Philippine Constitution restricts the operation of a public utility to citizens of the Philippines or to corporations or associations organized under the laws of the Philippines at least 60% of whose capital is owned by such citizens. It also limits the participation of foreign investors in the governing body of any public utility to the foreign investors’ proportionate share in its capital, and mandates that all the executive and managing officers of such public utility be citizens of the Philippines.
The Foreign Investments Act, as amended, defines a Philippine national as, among others, a citizen of the Philippines or a corporation organized under the laws of the Philippines of which at least sixty percent (60%) of the capital stock outstanding and entitled to vote is owned and held by citizens of the Philippines. Under Memorandum Circular No. 8, series of 2013 issued by the Philippine Securities and Exchange Commission (the “PSEC”), the minimum Filipino percentage of ownership applies to both (a) the total number of outstanding shares of stock entitled to vote in the election of directors, and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.
Commonwealth Act No. 108, known as the Anti-Dummy Law (“ADL”), imposes imprisonment up to fifteen years, fine up to the value of the franchise, forfeiture of the franchise, and possible closure of business, upon, among others, (a) any entity exercising a right or franchise that is reserved for Philippine citizens or entities without complying with the required ownership by Philippine citizens, (b) any person who allows his name or citizenship to be used for the purpose of evading such ownership requirement, or (c) who falsely simulates the existence of the required minimum percentage of Philippine ownership. The ADL also penalizes persons, corporations or partnerships that allow foreigners to intervene in the management, control or administration of such entity and any person who knowingly aids, assists or abets in the planning, consummation or perpetration of such acts by imprisonment and/ or fine.
Commonwealth Act No. 146, as amended (the “Public Service Act”), lists common carriers in the definition of the term “public service.” On March 21, 2022, Republic Act No. 11659 amending the Public Service Act was signed into law by the Philippine President (the “PSA Amendment”). The PSA Amendment provides for an exclusive enumeration of what constitutes a public utility and states that “[n]o other person shall be deemed a public utility unless otherwise subsequently declared by law.” Under Section 4 of the PSA Amendment, only the following are public utilities: (i) distribution of electricity; (ii) transmission of electricity; (iii) petroleum and petroleum products pipeline transmission systems; (iv) water pipeline distribution systems and wastewater pipeline systems, including sewerage pipeline systems; (v) seaports; and (vi) public utility vehicles (but excluding TNVS). The law expressly provides that “[n]otwithstanding any law to the contrary, nationality requirements shall not be imposed by the relevant administrative agencies on any public service not classified as a public utility”. Thus, those not classified as public utility are public services not subject to foreign ownership restrictions except those applicable to (i) entities controlled by or acting on behalf of foreign governments or foreign-state owned enterprises and (ii) sovereign wealth funds and independent pensions funds of each state, foreigners may fully own and control key industries across economic sectors except public utilities.
TNCs and accredited TNVS are not considered as public utility vehicles and will therefore not fall under the category of public utilities. TNCs pertain to persons or entities that provide pre-arranged
transportation services for compensation using an internet-based technology application or digital platform technology to connect passengers with drivers using their personal vehicles, while TNVS refers to a
TNC-accredited
private vehicle owner, which is a common carrier, using the internet-based technology application or digital platform technology, transporting passengers from one point to another, for compensation.

Note, however, that other public services may later on be classified as public utilities by congressional act. Particularly, the President may, upon recommendation of the National Economic and Development Authority (“NEDA”), recommend to Congress the classification of a public service as public utility on the basis for the following criteria: (i) the person or juridical entity regularly supplies and transmits and distributes to the public through a network a commodity or service of public consequence; (ii) the commodity or service is a natural monopoly that needs to be regulated when the common good so requires. For this purpose, natural monopoly exists when the market demand for a commodity or service can be supplied by a single entity at a lower cost than by two or more entities; (iii) the commodity or service is necessary for the maintenance of life and occupation of the public; and (iv) the commodity or service is obligated to provide adequate service to the public on demand.
Detailed guidelines on its implementation will be issued by the pertinent government agencies, in coordination with the NEDA, within six months from the effectiveness of the law.
Republic Act No. 11659 became effective 15 days after its publication in the Official or a newspaper of general circulation. It was published on the online version of the Official Gazette on March 23, 2022 and in a newspaper of general circulation on March 25, 2022.
Ride-hailing Industry
Under Department of Transportation Order
No. 2018-13
dated June 11, 2018, TNCs and the accredited TNVS are deemed as engaged in the operation of a public utility, and are thus subject to the foreign ownership restriction under the Philippine Constitution. However, this is subject to change upon the effectiveness of the PSA Amendment.
TNCs are required to secure a Certificate of TNC Accreditation from LTFRB, while TNVSs are required to secure a Certificate of Public Convenience from the LTFRB. Any violation or non-compliance
by a TNC and a TNVS of any guidelines set by the LTFRB shall be a ground for imposition of administrative fines of up to PHP10,000, suspension, or cancellation of accreditation.
On August 10, 2018, the DOTr imposed a moratorium on the acceptance of TNC Accreditation applications to allow for their careful study, and to allow the LTFRB to closely monitor the operation of existing TNCs. On November 12, 2021, the DOTr circulated Memorandum Circular
No. 2021-066,
lifting the moratorium on the entry of TNCs in the ride-hailing industry. The memorandum aims to encourage healthy competition among TNCs and imposes new requirements for accreditation, which include proof of financing, an accreditation fee of PHP30,000, and that sixty percent (60%) of the capital stock of applicant corporations be owned by Filipino citizens. With the effectiveness of the PSA Amendment, this 60% nationality requirement should no longer apply.
Motorcycle-hailing Applications
Under Republic Act No. 4136 (the “Land Transportation and Traffic Code”), motorcycles shall not be used for hire and shall not be used to solicit, accept, or be used to transport passengers or freight for pay. Further, the Omnibus Guidelines on the Planning and Identification of Public Road Transportation Services and Franchise Issuance dated June 19, 2017, of the Department of Transportation or the Omnibus Guidelines excludes motorcycles from the allowable vehicles to be used as a TNVS. In 2019, the Motorcycle Taxi Technical Working Group implemented a pilot run for motorcycle taxis which ended in January 2020 but was resumed on November 23, 2020. There is currently no official end date of the pilot. The Certificate of Compliance issued to motorcycle TNCs, including for our two-wheel
mobility offerings, will be valid for the duration of the pilot run unless sooner revoked.
Any violation or
non-compliance
with Land Transportation Traffic Code or any guidelines set by the LTO shall be a basis for imposition of administrative fines, impounding of the vehicle, and imprisonment.

Private Express and/or Messenger Delivery Service (“PEMEDES”)
Presidential Decree No. 240 issued on July 9, 1973 states that no express and/or messenger delivery service firm shall operate in the Philippines without possessing “Authority to Operate and/or Messenger Delivery Service” to be issued by the Postmaster General (now the Department of Information and Communications Technology or the DICT). By virtue of Republic Act No. 7354 or the Postal Service Act of 1992, the Department of Transportation and Communications (“DOTC”) (whose functions relating to the operation and maintenance of a national postal system including delivery services are transferred to the DICT) was given the exclusive power and authority to regulate the postal delivery services industry or those engaged in domestic postal commerce, including the registration and prequalification of any natural or juridical person, other than freight forwarders, who engage in the business of letter and parcel messengerial services, door-to-door
delivery, or the transporting of the property of others that are similar to mail or parcel. “Mail” or “mail matters” refer to all matters authorized by the government to be delivered through the postal service and shall include letters, parcels, printed materials, and money orders. “Parcel” means a rectangular box, the dimension and weight of which is as specified by the Philippine Postal Corporation or the government containing goods or some form of transportable property intended for delivery to an addressee prominently displayed on at least one of its sides.
Under DOTC Department Circular
No. 2001-01
(“DC
2001-01”),
which the DICT has adopted, an “Express and/or Messengerial Delivery Service Firm” is defined as those that own, operate, manage or control in the Philippines, for hire or compensation, with general or limited clientele, whether permanent, occasional or accidental, and for general business purposes, any service for the personal delivery to other persons, of written messages and any mail matter, except telegram.
The DICT has proposed revised rules in processing, hearing, and adjudicating applications for applications for authority to operate PEMEDES and the investigation of complaints in connection with the operation of such services.
DC
2001-01
provides that only Filipino citizens or entities at least 60% of whose capital stock is owned by Filipino citizens may apply to operate a PEMEDES. The holder of a PEMEDES license is prohibited from leasing, transferring, selling, or assigning its rights, unless it obtains the approval of the DICT Secretary.
Every operator of PEMEDES must also secure from the DICT a Messenger’s Work License for every person it employs as a messenger. The Messenger’s Work License will be valid for two years and may be renewed for the same period after the messenger concerned is ascertained to have no derogatory record.
Any violation or
non-compliance
by a PEMEDES of any guidelines set by the DICT shall be a ground for imposition of administrative fines and revocation of authority.
On April 8, 2022, the DICT issued Department Circular No. 001 series of 2022 to rationalize, streamline and liberalize the registration, regulation and monitoring of qualified PEMEDES operators. Under the said circular, the Postal Regulation Division (“PRD”) was restructured into the ICT Infrastructure and Services Enabling Division (“IISED”) and placed under the direct control and supervision of the Office of the Undersecretary of Digital Philippines (“OUDP”), which is mandated to lead in accelerating the promotion, liberalization, rationalization, and streamlining of the registration / accreditation, monitoring, and regulation of ICT infrastructure and services. The Committee on Postal Regulation was dissolved and its duties, powers, functions and responsibilities are now exercised by the OUDP through the IISED. The IISED shall undertake the processing and evaluation of applications for registration / accreditation of PEMEDES operators, and their subsequent monitoring and regulation.
Regulations on Electronic Money Issuers
The BSP, or the central monetary authority of the Philippines, regulates the issuance of electronic money and the operations of electronic money issuers or EMIs such as us due to our GPay offering in the Philippines. The Manual of Regulations for
Non-Bank
Financial Institutions (the “MORNBFI”) promulgated by the BSP defines
e-money
as monetary value as represented by a claim on its issuer, that is: (a) electronically stored in an instrument or device; (b) issued against receipt of funds of an amount not lesser in value than the monetary value issued; (c) accepted as a means of payment by persons or entities other than the issuer; (d) withdrawable in cash or cash equivalent; and (e) issued in accordance with the BSP’s regulations. Prior BSP approval is required before operating as an EMI. Any violation or non-compliance
of the National Payments Act or any guidelines set by the BSP shall be a basis for imposition of administrative or civil fines of up to PHP2 million, suspension of directors, and officers, and revocation of authority, and possible imprisonment up to ten years.
Starting December 16, 2021, the BSP has imposed a
2-year
moratorium on the issuance of EMI licenses to
non-banks
in order to monitor existing market players in the
e-money
landscape and to assess their impact on the financial ecosystem. For EMI applicants who were unable to submit their application before the December 15, 2021 deadline, the BSP allows them to still participate in the digital payments ecosystem by applying for an exception under the Regulatory Sandbox Framework. The specific guidelines for this Framework are still being drafted. In its most recent draft, applicants must meet eligibility standards to be able to participate in the regulatory sandbox.
While this moratorium will not affect existing EMI license-holders such as GrabPay, there are also new licensing requirements being drafted by the BSP which may require EMIs to comply with a minimum capitalization requirement of PHP200 million for large scale EMIs, and PHP100 million for small scale. Under the said regulation, EMIs will be classified as “large scale” or “small scale”, depending on whether or not the
12-month
average value of aggregated inflow and outflow transactions is equal to or greater than PHP25 billion. The proposed regulation also expects EMIs to comply with BSP regulations related to electronic payment and financial services, including anti-money laundering and corporate governance measures. Currently, the BSP is supervising 38 registered and licensed non-bank
EMIs.

Regulations on Financing Companies
Republic Act No. 5980, as amended (the “Financing Company Act”) , require financing companies to secure the respective license from the Securities and Exchange Commission of the Philippines (the “Philippine SEC”). Financing companies refer to “corporations, except banks, investments houses, savings and loan associations, insurance companies, cooperatives, and other financial institutions organized or operating under other special laws, which are primarily organized for the purpose of extending credit facilities to consumers and to industrial, commercial, or agricultural enterprises, by direct lending or by discounting or factoring commercial papers or accounts receivable, or by buying and selling contracts, leases, chattel mortgages, or other evidences of indebtedness, or by financial leasing of movable as well as immovable property.” There are no foreign equity restrictions applicable to financing companies.
The Financing Company Act authorizes the Philippine SEC to regulate financing companies, including the maximum rate or rates of purchase discounts, lease rentals, fees, service and other charges of financing companies, and to change, eliminate or grant exemptions from or suspend the effectivity of such rules whenever warranted by prevailing economic and social conditions. The said law also regulates the minimum paid-up
capital of financing companies. Accordingly, our lending offerings are subject to the Financing Company Act.
Any violation or
non-compliance
of the Financing Company Act or any guidelines set by the Philippine SEC shall be a basis for imposition of administrative fines of up to PHP100,000, imprisonment up to six months, and revocation of authority.
On December 22, 2021, the BSP issued BSP Circular No. 1133, series of 2021, which imposes ceilings on interest rates and other fees charged by lending companies, financing companies, including their online lending platforms. This policy intends to cover short term, small value, and high-cost consumer credit targeting primarily the low-income
borrowers. Therefore, unsecured, general-purpose loans offered by lending companies, financing companies, and their online lending platforms, that do not exceed the amount of PHP10,000 and loan tenor of up to four months shall be subject to the prescribed ceilings on interest rates and other fees.
The following are the applicable ceilings on interest rates, and other fees for covered loans:

1.	A nominal interest rate ceiling equivalent to 6 percent per month (~0.2 percent per day).

2.
An effective interest rate ceiling equivalent to 15 percent per month (~0.5 percent per day), which shall include the nominal interest rate along with all other applicable fees and charges (i.e., processing fees, service fees, notarial fees, handling fees and verification fees, among others) but excluding fees and penalties for late payment or nonpayment.

3.	A cap on penalties for late payment or non-payment at 5 percent per month on outstanding scheduled amount due.

4.	A total cost cap of 100 percent of total amount borrowed (applying to all interest, other fees and charges, and penalties) regardless of time the loan has been outstanding.
The ceilings on interest rates and other fees for covered loans offered by lending companies, financing companies, and their online lending platforms shall be subject to the periodic review by the BSP, in consultation with the Philippine SEC and the industry.
As the primary regulator of lending companies, financing companies, and their online lending platforms, the Philippine SEC was mandated under the BSP Circular to formulate and promulgate the necessary issuance providing for the rules and regulations implementing the provisions of the BSP Circular within 60 business days from the BSP Circular’s effectivity date. The Philippine SEC shall be responsible for ensuring compliance of lending companies, financing companies, and their online lending platforms with the provisions of the BSP Circular and imposing the appropriate penalties and/or actions.

The Philippine SEC issued Memorandum Circular No. 3 dated March 1, 2022 which provides the guidelines on the implementation of BSP Circular 1133. Under the SEC Memorandum Circular,
non-compliance
with the ceilings imposed will result in the imposition of PHP50,000 fine for financing companies for the first offense, and PHP100,000 for the second offense. For the third offense, the Philippine SEC may impose a fine of up to PHP1 million, suspension of financing activities, and revocation of the certificate of authority to operate as a financing company. The SEC Memorandum Circular also provides that all financing companies and lending companies, whether or not offering loans covered by the ceiling, shall submit an Impact Evaluation Report on or before 15 January each year beginning 2023 using the form prescribed by the SEC.
Non-compliance
by a financing company will result in a fine of PHP10,000.00 plus PHP200.00 daily penalty (first offense), suspension of certificate of authority (second offense), and revocation of certificate of authority (third offense). Further, all lending companies and financing companies, whether or not offering loans covered by the ceiling, to submit a Business Plan indicating the company’s loan products and services and the applicable pricing parameters compliant with the ceilings imposed. Late submission of Business Plan by financing companies will subject them to a fine of PHP10,000.00 plus PHP200.00 daily penalty, while non-submission
of Business Plan will lead to suspension or revocation of the company’s certificate of authority. The SEC Memorandum Circular took effect on March 3, 2022.
Moratorium on Online Lending Platform
Due to numerous complaints related to alleged violations of existing regulations by online lending platforms, the Philippine SEC, through Memorandum Circular No. 10, series of 2021 dated November 2, 2021, imposed a moratorium on the registration of new online lending platforms, including existing financing companies and lending companies that will engage in online lending platforms. Under the said SEC Memorandum Circular, only the recorded lending and financing companies with online lending platforms as of November 2, 2021 may operate and be used for online lending or financing, which shall be subject to strict monitoring by the Philippine SEC of their compliance with all applicable laws, rules, and regulations. The moratorium will be in effect until it is formally lifted by the Philippine SEC.
Regulations on Operators of Payment Systems (“OPS”)
Republic Act No. 11127 (the “National Payment Systems Act”), provides a comprehensive legal and regulatory framework for payment systems and governs services such as GPay and GrabLink. The law defines payment systems as the set of payment instructions, processes, procedures and participants that ensures the circulation of money or the movement of funds; and operators as persons who provide clearing or settlement services in a payment system or define, prescribe, design, control, or maintain the operational framework of the payment system. All OPS must register with the BSP. BSP Circular No. 1049 issued on September 9, 2019 provides for the rules and regulations on the registration of OPS to implement the National Payment Systems Act.
Any violation or
non-compliance
of the National Payments Act or any guidelines set by the BSP shall be a basis for imposition of administrative or civil fines of up to PHP2,000,000, suspension of directors, and officers, and revocation of authority, and possible imprisonment up to ten years.
On September 17, 2021, the BSP issued BSP Circular No. 1127, series of 2021, which provides for the governance policy for OPS as part of the implementation of the National Payment Systems Act. Under the said BSP Circular, all OPS are required to comply with a risk appetite statement which details the types of risks OPS are willing to accept and avoid in order to keep their business objectives. This should include statements that report measures on systemic, financial, and operation risks that could build up in the payment system in the course of their business. A risk government framework that lays out the business strategy that will be adopted by a firm’s board of directors will also be required. OPS will also be required to have a board of directors composed of 5 to 15 members, wherein one of them or at least 20% of the board should be independent directors.

Anti-Money Laundering Act 2001, as amended
Republic Act No. 9160 (Anti-Money Laundering Act of 2001), as amended (the “AMLA”), requires covered institutions which include banks, non-banks,
quasi-banks, trust entities, and all other institutions and their subsidiaries and affiliates supervised or regulated by the BSP, to provide for customer identification, keep records, and report covered and suspicious transactions. Covered persons are also required to report to the Anti-Money Laundering Council covered transactions and suspicious transactions. Violations of the AMLA are subject to administrative and criminal penalties. Each of the BSP, the PSEC and the Insurance Commission has also issued its own set of regulations implementing the AMLA to cover institutions under their respective supervision.
Regulations on Insurance
The applicable laws governing insurance contracts and matters related to insurance business are Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines. The Insurance Code mandates that only persons duly licensed by the Insurance Commission, such as insurance agents and brokers, may engage in the solicitation or procurement of applications for insurance. No person shall act as an insurance agent unless it has first secured from the Insurance Commission a license to act as an insurance agent, which must be renewed every three years thereafter. Acting as an insurance agent without authority is unlawful and is penalized by fine up to PHP 250,000 and/or imprisonment up to six months. Microinsurance agents/brokers must likewise be licensed by the Insurance Commission and must comply with Insurance Commission Circular Letter
No. 2015-54
dated October 16, 2015 (Adoption and Implementation of Enhanced Microinsurance Regulatory Framework).
Regulations on Data Privacy
The Republic Act No. 10173 (the “Data Privacy Act of 2012” or the “DPA”), its implementing rules and regulations, and the issuances of the National Privacy Commission (the “NPC”) govern the processing of all types of personal information. The DPA applies to any natural or juridical person involved in the personal information processing such as the personal information controllers and processors who, although not found or established in the Philippines, use equipment that are located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The DPA expressly requires that before a personal information controller or processor can collate, process, and then use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data). Such entity must also register with the NPC and appoint a data protection officer.
The DPA and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security. Personal information controllers and processors must also (i) conduct a privacy impact assessment as part of the organizational security measures pursuant to NPC Advisory
No. 2017-03,
and (ii) register its personal data processing system if (a) it employs more than 250 persons, (b) it employs less than 250 persons but the processing undertaken is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, or involves the processing of sensitive personal information of at least 1,000 individuals, pursuant to NPC Circular
No. 17-01.
Personal information controllers and processors are also required to constitute a data breach response team and proper documentation under NPC Circular
No. 2016-03.
Regulations on Cybersecurity
BSP Circular No. 808, Series of 2013 provides for the guidelines on technology risk management applicable to all
BSP-supervised
institutions and requires BSP supervised institutions to establish a robust technology risk management system covering the following components: (1) technology governance, (2) risk identification and assessment, (3) technology control implementation, and (4) risk measurement and monitoring.
Insurance Commission Circular Letter
No. 2014-47
(Guidelines on Electronic Commerce of Insurance Products) requires insurance providers to comply with the DPA, maintain adequate security mechanisms to ensure security of payment mechanisms and personal information, and provides guidelines on the collection and processing of data. The Insurance Commission may order insurance providers to cease conducting online distribution of insurance products in case of finding of fraud and injury to the public.

Regulations on Competition Law
The Philippine Competition Act (the “PCA”) is the primary competition policy of the Philippines. It came into effect on August 8, 2015, and was enacted to provide free and fair competition in trade, industry and all commercial economic activities. The PCA prohibits practices that restrict market competition through anti-competitive agreements or conduct and abuse of a dominant position, and requires parties to notify and obtain clearance for certain mergers and acquisitions. The PCA prescribes administrative fines of up to PHP275 million and criminal penalties of imprisonment up to seven years for violations of its provisions.
On September 11, 2020, the Bayanihan to Recover As One Act (the “Bayanihan 2”) was passed which, among others, exempted all mergers and acquisitions with transaction values below PHP50 billion from compulsory notification under the PCA if entered into within a period of two years from the effectivity of Bayanihan 2 (
i.e.
, until September 15, 2022).
Pre-Bayanihan
2 thresholds are PHP6 billion for the Size of Party Test and PHP2.4 billion for the Size of Transaction Test, which will be applicable to transactions entered after September 15, 2022 (subject to annual adjustment based on the Gross Domestic Product of the Philippines).
Bayanihan 2’s suspension power to review transaction
motu proprio
by the Philippine Competition Commission (“PCC”), including transactions that do not meet the thresholds for compulsory notification, expired on September 15, 2021. Thus, the PCC is now once again able to review transactions motu proprio
. Particularly, the PCC has the power to review,
motu proprio
, mergers and acquisitions which it believes, based on reasonable grounds, are likely to substantially prevent, restrict or lessen competition in the market.
Regulations on Employment
Independent Contractor
Contracting and subcontracting of work is allowed but is heavily regulated by the Philippine Labor Code and Department of Labor and Employment Department Order No. 174, series of 2017. There is legitimate contracting where the contractor (i) conducts an independent business; (ii) with adequate capital to do the job and pay its people; and (iii) exercises direct control over the performance of the workers. “Control” refers to the right reserved to the person for whom the services of the contractual workers are performed, to determine not only the end to be achieved, but also the manner and means to be used in reaching that end. On the other hand, the law prohibits labor-only contracting, which is where the person supplying workers to an employer does not have substantial capital or investment, and the workers recruited and placed by such contractor/subcontractor are performing activities which are directly related to the principal business of such employer, or when the contractor or subcontractor does not exercise the right to control over the performance of the work of the employee. In such cases, the contractor, subcontractor, or intermediary shall be considered merely as an agent of the employer who shall be responsible to the workers in the same manner and extent as if the latter were directly employed by him.
Vietnam
Foreign Investment Regulations
Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being Law on Investment No. 61/2020/QH14, and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO (the “WTO Commitments”). Foreign investment is divided into three general categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a local party in order to conduct the relevant business, restrictions on the scope of investment activities, the requirement to obtain certain government approvals for foreign ownership, operational license requirements for foreign invested enterprises (“FIEs”), or a combination thereof. For example, foreign ownership in companies providing passenger transport services is subject to a 49% ceiling; and foreign ownership in companies engaging in
e-payment
or debt trading businesses is not specifically provided for in either domestic legislation or the WTO Commitments and is therefore subject to government approval on a case-by-case
basis.

Any investment activities which are not compliant with the Law on Investment and its sub-law
guidance may cause a company to be subject to fines, such as a fine of up to VND300 million that may be applied to investment in banned business sectors. There may be some remedial measures that will be also further applied depending on the level of violations, among others, which are forced to complete the registration or notification procedures.
Regulations on Core Business Activities
Mobility Segment
Registration or Notification of
E-Commerce
Websites and Mobile Applications
Under Decree No.
52/2013/ND-CP
guiding
e-commerce
(as amended by Decree No.
08/2018/ND-CP
and Decree No.
85/2021/ND-CP)
(“Decree 52”), and Circular
59/2015/TT-BCT
as amended by Circular No.
21/2018/TT-BCT
(“Circular 59”), there are two forms of
e-commerce
operation in Vietnam:
(i) e-commerce
direct sale websites or mobile applications, and
(ii) e-commerce
service provision websites or mobile applications, such as
e-commerce
marketplace websites or mobile applications, online auction websites or mobile applications, and online promotional marketplace websites or mobile applications. The establishment and operation of
e-commerce
websites or mobile applications require regulatory approvals from the Ministry of Industry and Trade (the “MOIT”), of Vietnam. In particular, companies that own or operate
e-commerce
direct sale websites or mobile applications must notify the MOIT of the establishment of such
e-commerce
direct sale websites or mobile applications while companies that own or operate
e-commerce
service provision websites or mobile applications must register with the MOIT for their establishment. If there are any changes or supplements to the services provided via the registered or notified
e-commerce
website or mobile application, the operator of such website or mobile application must notify the MOIT of Vietnam within seven business days. Accordingly, our two-wheel
mobility, GrabFood, GrabMart, GrabKitchen, GrabGifts and Rewards offerings are subject to Decree 52 and Circular 59.
Failure to comply with the registration and notification procedures respectively for
(i) e-commerce
service provision websites or mobile applications and
(ii) e-commerce
direct sales websites or mobile applications shall be subject to fines of up to VND 60 million and may lead to a suspension of 6 to 12 months in the event of recidivism.
Starting on January 1, 2022, foreign investment in
e-commerce
is subject to discretionary approval of competent licensing authorities (in contrast to “matter of course” approval). In particular:
(a) A foreign investor can invest in
e-commerce
services by either setting up a new entity or acquiring shares/equity interest of an existing
e-commerce
entity.
(b) In addition to consensus of the MOIT, an appraisal of the Ministry of Public Security (“MPS”) is also required for national security purpose if the foreign investor currently has “control” in at least one
e-commerce
entity holding a “top 5” position in the Vietnam
e-commerce
market as announced by the Ministry of Industry and Trade. For this purpose, “control” means the (i) ownership of 50% or more of charter capital or voting right, (ii) control of the Vietnam
e-commerce
company’s technology, or (iii) direct/indirect ability to appoint directors or officers or make important business decisions such as in relation to strategy and capital. In addition, a “top 5” company in the Vietnam
e-commerce
market is determined based on the number of visits, number of sellers, number of transactions and total transaction value, as announced by the Ministry of Industry and Trade. However, the MOIT has not announced such top 5 list.
In addition, for an existing Vietnam-based
e-commerce
company that holds a “top 5” position in the Vietnam
e-commerce
market, MPS appraisal is also required before MOIT gives its consensus and the DOIT (licensing authority of trading license) grants or amends the trading license. The amendment to the trading license is required if there is any change in registered contents such as entity’s name, business identification number, address of headquarters, legal representative, controlling owners, capital contributors, founding shareholders. This additional provision may result in additional time and effort for leading
e-commerce
businesses in its licensing process.

With regard to the above regulations, it seems that the obtainment of MPS approval is only imposed on investment with acquisition of controlling power of existing
e-commerce
entities which are in the “top 5”.
Automobile Transport Services
As from April 1, 2020, any company who provides a software application supporting in automobile transport connection, which includes our four-wheel offerings, shall be regulated by Decree No.
10/2020/ND-CP
on automobile transport business and business conditions (“Decree 10”). Under Decree 10, in the event a software application company directly involves in deciding the transport booking fares, it is required to obtain an automobile transport business license as issued by the provincial Department of Transport where its head office is located. Decree 10 further provides that in the case two or more transport service providers cooperate to operate a transport business, they must enter into a business cooperation agreement which specifies the responsibilities of the parties, including with respect to direct management of automobile vehicles and drivers for freight and passenger transport and booking fares.
Conducting an automobile transport business without an automobile transport business license shall be subject to fines of up to VND24 million. The automobile transport business license shall be revoked in the event the transport service provider fails to operate transport activities within 6 months as from the issuance date of such license, or has operated but is halted for doing its business for 6 consecutive months.
Motorcycle Transport Service
Under Circular No.
08/2009/TT-BGTVT
(as amended by Circular No.
46/2014/TT-BGVT)
(“Circular 08”), individuals are entitled to use motorcycles to provide freight and passenger transport services (such as our two-wheel
mobility, GrabFood, GrabMart and GrabExpress) upon satisfaction of certain conditions, including (i) having a badge/sign or uniform provided by the relevant provincial People’s Committee in order to be identified among other traffic participants; and (ii) having a valid driver’s license. However, currently, Vietnamese law does not have specific regulations covering companies providing a software application supporting motorcycle transport connection and therefore, Decree 52 applies to this activity. Given such, in case of non-compliance,
the regulations in the
e-commerce
sector will apply.
Collection of Payment for Booked Goods and Services by Users
For our mobility and food delivery segments, users booking through a ride-hailing booking services company’s websites or mobile applications make payment for booked goods or services by way of non-cash
payment with a credit card, debit card or
e-wallet
(through intermediary payment service providers appointed by the
e-commerce
platform service providers) or in cash (through the goods delivery service provider as appointed by the
e-commerce
platform service providers). Under Decree No.
101/2012/ND-CP
on
non-cash
payments (as amended by Decree No.
80/2016/ND-CP
and Decree No.
16/2019/ND-CP)
(“Decree 101”), the authorized collection service can be performed through a bank account (account-based cashless payment service) or a non-account-based
cashless payment service. In addition to banks, people’s credit funds and micro-finance institutions, certain non-banking
entities may be approved by the State Bank of Vietnam, or the SBV, on a case-by-case
basis, to provide account-based cashless payment services and non-account-based
cashless payment services.
Food Deliveries and Package Deliveries
Under the Law on Post No. 49/2010/QH12 and Decree No.
47/2011/ND-CP
providing details for implementation for Law on Post (as amended by Decree No.
150/2018/ND-CP)
(“Decree 47”), postal activities include activities, among others, (i) delivery of mails and paper documents and (ii) delivery of goods parcel and package (such as GrabExpress). Vietnamese postal regulations require any entities and individuals providing delivery or postal services (except individuals providing the services free of charge) to obtain a postal license or certificate on postal operation notification, depending on weight and type of items being delivered as well as territory in which the postal service provider operates. Failure to obtain the postal license or certificate on postal operation notification shall be subject to fines of up to VND30 million, and is subject to a remedial measure which requires return of all the profits earned from the activities without proper license or notification.

Though the postal regulations require individual drivers to obtain a postal license or certificate on postal operation notification, Decree 47 is silent on the procedure for individual drivers to obtain such license and certificate. In the meantime, Circular 08 is the prevailing regulation governing delivery of goods by motorcycle (as provided above).
Decree No.
09/2018/ND-CP,
which sets forth regulations on Law on Commerce and Law on Foreign Trade Management on trading goods and activities directly related to trading of goods of foreign investors and FIEs in Vietnam (“Decree 09”), expressly requires a trading license for FIEs engaging in certain trading activities and
e-commerce
activities including, among others: (i) retail of goods, (ii) provision of trade promotion services, except advertisement, (iii) provision of trading intermediary services and
(iv) e-commerce
services. The relevant authority for issuing the trading license is the provincial Department of Industry and Trade (“DOIT”), where the FIE’s head office is located; and for issuance of the trading license, the DOIT must seek approval from the MOIT. The initial term of a trading license is generally five years unless another term is applicable pursuant to treaty. Accordingly, our GrabFood, GrabMart and GrabKitchen are subject to Decree 09.
Decree 09 also provides an exemption from the requirement to obtain a trading license for FIEs which have obtained an enterprise registration certificate, an investment registration certificate or equivalent documents prior to the effective date of Decree 09 for their trading rights in accordance with Vietnamese law. Those FIEs can continue carrying out their trading activities as previously approved but certain changes including, among others, scope of trading operations, shareholding or legal representative could require the company to apply for a trading license. Due to changes in enterprise information, which requires obtaining a trading license, we are in the process of obtaining one under Degree 09. Failure to obtain the trading license shall be subject to fines of up to VND 30 million and is subject to a remedial measure which requires return of all the profits earned from the activities without proper license.
Food Processing (including Food Packaging Service) and Trading (i.e., food wholesale and retail)
Processing of food is mainly regulated by Law on Food Safety, Decree
15/2018/ND-CP
and its guiding local documents, among others, Circular 38 and Circular 43. Food processing is required to obtain the Certificate of Eligibility of Food Hygiene and Safety Requirement (the “Food Safety Certificate”) issued by (i) the Ministry of Agriculture and Rural Development (“MARD”) or its subordinate agency (i.e., Department of Agriculture and Rural Development (“DARD”)) or (ii) MOIT or its subordinate agency DOIT, or Ho Chi Minh City’s People’s Committee and its designated agency Food Safety Management Authority of Ho Chi Minh City, depending on the kind of food products and trade as well as scale of production. The term of Food Safety Certificate is three (3) years and any renewal must be conducted at least six (6) months prior to the expiry date. A company engaging in producing and trading food may be exempted from obtaining Food Safety Certificate if such company has already obtained one of the following certificates: GMP, HACCP, ISO 22000, IFS, BRC, FESS 22000 or an equivalent certificate. We have obtained a Food Safety Certificate that is valid until April 7, 2025.
Failure to obtain the Food Safety Certificate shall be subject to administrative fines of up to VND40 million for each location involved in producing and/or selling foods and a remedial measure which requires return of all the profits earned from activities without proper license. In addition, food produced by the unlicensed establishment will be recalled and the company is compelled to change the use purpose, recycle or dispose of the recalled foods.
In terms of food wholesale and retail, the company is required to obtain a trading license as mentioned above.
Real Estate Business and Warehousing
In Vietnam, GrabKitchen has to comply with certain real estate laws and GrabExpress has to comply with certain warehousing laws in connection with the fulfillment services it provides. A foreign-invested enterprise (“FIE”) engaging in “real estate business” and warehousing can be 100% foreign-owned. However, it may only conduct certain of restricted activities as provided in Law on Real Estate Business, including (i) to lease houses and buildings for the purpose of sub-leasing
them out; (ii) in the case of land leased from the State, to invest in the construction of residential houses for the purpose of leasing them out; (iii) to invest in the construction of houses and buildings other than residential houses for the purpose of sale, leasing-out
or grant of hire purchase; (iv) to receive transfer of a part of or the entire real estate projects from other investors in order to construct houses and buildings for the purpose of sale, leasing-out
or grant of hire purchase; and (v) to invest in construction of residential houses on land allocated by the State for the purpose of sale, leasing-out
or grant of hire purchase.

Therefore, an FIE is not allowed to acquire a building or construction work for re-sale
or lease. Failure to conduct real estate business within foregoing permitted scope, the FIE is subject to (i) a fine of up to VND600 million (approx. USD26,087), (ii) suspension of real estate business operations from 3 to 6 months, and (iii) being ordered to conduct real estate business within the permitted scope.
Financial Segment (including
e-payment
service, debt trading and insurance business)
Intermediary payment services are mainly regulated by Law on Prevention of Money Laundering No. 07/2012/QH13, Decree 101 and its guiding local documents (including Circular No.
39/2014/TT-NHNN
as amended by Circular No.
20/2016/TT-NHNN,
Circular No.
30/2016/TT-NHNN,
and Circular No.
23/2019/TT-NHNN;
and Document No. 8104/NHNN dated October 9, 2017). Under Decree 101, intermediary payment services include, among others,
e-wallet
and
e-payment
gateway services.
Non-financial
companies that wish to provide intermediary payment services are required to satisfy certain requirements, among others, having a minimum charter capital of VND 50 billion and qualification and experience requirements for the service providers’ managers, and then must obtain a license for intermediary payment services from the SBV (“IPS License”), which has a
10-year
term. Changes in scope must be approved by the SBV prior to its effectiveness.
Non-compliance
with the above could potentially result in penalties including loss of, or restriction on, the license, compulsory return of illegitimate profits earned, and/or administration fines not exceeding VND500 million for each instance of non-compliance,
imposed by the State Bank of Vietnam.
A company engaging in insurance agency service (and its staffs directly involved in insurance agency activity) is required to satisfy certain requirements including, among others, execution of the insurance agency agreement with the insurer; and the staff being Vietnamese citizen, residing in Vietnam from 18 years of age or above and holding an insurance agency certificate issued by an institution licensed by the Ministry of Finance.
Non-compliance
with the above could potentially result in penalties including loss of or restriction on the license, compulsory return of illegitimate profits earned, and/or administrative monetary penalties imposed by the Ministry of Finance against the company and/or its officers not exceeding VND 140 million for each instance of non-compliance.
Vietnamese Competition Law
Competition Law No. 23/2018/QH14 (“Competition Law”) is envisaged to be primarily administered under the jurisdiction of the MOIT and the National Competition Commission (“NCC”), which is yet to be established. Presently, the Competition Law is administered by the Vietnam Competition and Consumer Protection Agency (“VCCA”) until the NCC is established. In addition to anti-competitive conduct and abuse of dominance, the NCC will oversee merger control in Vietnam, i.e. any transaction considered to be an economic concentration that reaches certain reportable thresholds based on the size of transaction, total assets in Vietnam, total sales (or total purchase volume) in Vietnam, and market share, requires a notification of economic concentration and regulatory consent prior to signing of the transactional documents. For economic concentration implemented outside of Vietnamese territory, the thresholds taken into account are total assets in Vietnam, total sales or purchases generated in Vietnam and market share in Vietnam. The Competition Law provides a two-phase
appraisal process of a merger filing: (A) preliminary appraisal and (B) official appraisal. The preliminary appraisal phase may take up to 30 days from the filing date but may be prolonged. A transaction that does not qualify for any of the safe harbors in the preliminary appraisal will undergo the official appraisal phase which takes up to 90 – 150 days, which may be extended at the regulator’s discretion. After the official appraisal phase, Vietnamese authorities may decide to conditionally allow, allow or prohibit the transaction.
Non-compliance
with the notification to VCCA before carrying out the execution of merger agreement under the transaction that is determined as an economic concentration may result in a fine from 1% to 5% of the total revenue in the relevant market(s) in the preceding financial year of each violating enterprise that involved in the transaction. Similarly, the violations on anti-competitive agreements or abuse of dominance shall be subject to a fine amounting to 1% to 10% of the total revenue in the relevant(s) market in the preceding financial year. Based on the severity of the violations, the enterprises may also be subject to criminal liabilities, which include a monetary fine from VND1 billion to VND5 billion or the involved business may be suspended for 6 months to 2 years; they might also be banned from operating in certain fields or raising capital for 1 to 3 years. Additionally, the person who commits the violations will also be subject to imprisonment up to 5 years.

Marketing Survey
Currently, under WTO Commitments and Vietnamese law, marketing survey is not subject to foreign ownership limitation and requirements to conduct this business line provided that marketing survey service does not cover the public opinion polling (CPC 86402), which has not yet been market approach.
Regulation of Computer Service and Information and Data Process
Currently, under WTO Commitments and Vietnamese law, there is no foreign ownership limitation and requirements to obtain sub-licenses
and permits to conduct (i) computer service and (ii) information and data process except for protection of consumers’ rights and data privacy regulation as mentioned in the below sections.
Vietnamese Law on Protection of Consumers’ Rights and Data Privacy Regulation
Law on Protection of Consumers’ Rights No. 59/2010/QH12 (as amended in 2018) (the “Law on Protection of Consumers’ Rights”) provides regulations on the rights and obligations of consumers, the responsibilities of organizations or individuals trading goods and/or services to consumers, the responsibility of social organizations in protecting the interests of consumers, resolving disputes between consumers and organizations or individuals trading goods and/or services, and the responsibility of the State on the protection of consumers’ interests. Under the Law on Protection of Consumers’ Rights, certain terms in contracts with consumers are voidable, such as waivers of liability for traders provided by law, restrictions on consumer complaints and lawsuits and authorizations for traders to unilaterally amend contractual terms with customers.
Vietnam does not have a comprehensive data protection law. Instead, data protection provisions are prescribed across various legislation, which includes the Civil Code, the Law on Protection of Consumers’ Rights, the Law on Information Technology, and the Law on
E-commerce,
among others, which are all issued by the National Assembly of Vietnam. A data subject’s right to privacy is protected by laws. Any collection, publication, processing, transfer to a third party, or any other use of a data subject’s personal information requires the consent of such data subject.
Non-compliance
with the above regulations in terms of consumer information protection, including failure to obtain consumers’ consent, or failure to correct or to provide methods to consumers for them to update or correct the information which is detected inaccurate, may lead to a fine up to VND80 million under Decree No.
98/2020/NÐ-CP
and its amendments.
Regulations on Anti-money Laundering and Prevention of Terrorism Financing
Vietnam’s Law on the Prevention of Money Laundering contains anti-money laundering and prevention of terrorism financing regulations and applies to all financial institutions and certain non-financial
institutions engaged in specific business activities, which include payment services. The Department of Anti-Money Laundering established under the SBV monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions, suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-client procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which include foreign individuals on the list of “politically influenced persons” published by the SBV, or individuals or entities conducting transactions using new technologies (i.e. technology enabling such individuals or entities to conduct transactions without meeting in person with a member or staff of the bank).
Non-compliance
with the law on the prevention of money laundering may subject the company to fines of up to VND1 billion, and to remedial measures of suspension or dismissal from management, executive, or controlling positions.
C. Organizational Structure
We are a limited liability company incorporated in the Cayman Islands that is a holding company and does not have substantive operations. We conduct our businesses through our subsidiaries and consolidated affiliated entities and may also own minority interests in certain businesses. The laws and regulations in certain markets in which we operate, including Thailand, Vietnam, the Philippines and Indonesia place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. As a result, in Thailand and with respect to certain businesses in Indonesia, the Philippines and Vietnam, we conduct our business through consolidated affiliated entities in which in addition to our ownership of equity interests, some of which may be minority interests, we have certain rights pursuant to contractual arrangements with other shareholders of the relevant entities that allow us to consolidate the results of such entities under IFRS.

In addition to directly or indirectly holding equity interests in such consolidated affiliated entities, we have entered into certain contractual arrangements, which provide us with control over the relevant entities. The contractual arrangements with respect to our principal consolidated affiliated entities consist of the following:

•
In Thailand, we exercise control over relevant Thai operating entities as a result of a dual-class share and two-tiered
corporate structure. We own ordinary shares in the top level holding company, Thai Holding Entity 2, that gives us control of Thai Holding Entity 2 based on shareholder meeting quorum and voting requirements. Our Thai local partner, Mr. Vee Charununsiri (“Thai local partner”), holds preference shares in Thai Holding Entity 2 that have limited rights to liquidation proceeds upon liquidation of the company. Such arrangements are reflected in the Articles of Association of Thai Holding Entity 2. In addition to the Articles of Association, which provide us with our control over Thai Holding Entity 2, pursuant to a Call Option Agreement between us and our Thai local partner, we also have the right to acquire the Thai local partner’s shares in Thai Holding Entity 2 upon the occurrence of certain events.

•
In Indonesia, powers of attorney granted by PT Ekanusa Yadhikarya Indah and PT Ekanusa Yudhakarya Indah (both of which are controlled by our Indonesian local partner, Mr. Leo Mahamit) with respect to PT Solusi Pengiriman Indonesia provide us control over those two Indonesian operating entities. PT Ekanusa Yadhikarya Indah and PT Ekanusa Yudhakarya Indah agree thereunder to hold their shares in trust for our benefit and to exercise their voting rights as instructed by us. With respect to BCP, pursuant to a shareholders agreement entered into with PT Cakra Finansindo Investama (which is controlled by our Indonesian local partner, Mr. Arsjad Rasjid) and PT Abhimata Anugrah Abadi (which is controlled by our local partner, Mr. Alvin Sariaatmadja), we have certain contractual rights, which include rights to (a) control the appointment of the Chief Executive Officer and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and its subsidiaries; and (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise. In each case, in addition to the aforementioned contractual rights, we also have a call option that provides us the right to require the aforementioned local partners to transfer their shares in the aforementioned entities to another party and the local partners’ shares in such entities are also pledged, which means the local partners can transfer their shares only upon receiving our consent.

•
In Vietnam, we exercise control over relevant Vietnam operating entities based on voting thresholds set forth in Grab Company Limited, the Vietnam holding company’s charter, pursuant to which resolutions are passed by way of written resolutions agreed by members holding at least 75% of the company’s share capital or votes at a physical meeting where members holding at least 75% of the company’s share capital vote in favor of the resolution. Since we hold 49% of the share capital of the Vietnam holding company, our affirmative vote is required for passage of any resolution of the Vietnam holding company. In addition, pursuant to a Members’ Agreement entered into by us with our Vietnamese local partner, Ms. Ly Thuy Bich Huyen (“Vietnamese local partner”), to the extent permitted by local law, certain reserved matters, including important matters that relate to businesses and operations of Grab Vietnam are subject to our consent. In addition to the aforementioned charter and Members’ Agreement which provide us with control over our Vietnam operating entities, we also have a call option that provides us with the right to acquire the Vietnamese local partner’s shares in the Vietnam holding company, and this right is secured by a security arrangement over the Vietnamese local partner’s shares. The Vietnamese local partner’s shares in the Vietnam holding company are also pledged, which prevents the Vietnamese local partner from disposing of its shares without our consent.

•
In the Philippines, we exercise control over relevant Philippine operating entities pursuant to an Investment Agreement between us and our Philippine local partner, Mr. Jesse Stefan H. Maxwell, relating to Grab PH Holdings Inc. that gives us (A) the right to (i) appoint directors in proportion to our shareholding interest, (ii) exercise veto rights with respect to certain reserved matters that fundamentally affect the business of the company and (iii) receive the economic benefits and absorb losses of the Philippine entities in proportion to the amount and value of our investment, and (B) an exclusive call option to purchase all or part of the equity interests in certain circumstances. In addition, the above-mentioned control-related rights under the Investment Agreement have been included in the agreed form of Amended Articles of Incorporation and
By-Laws
of Grab PH Holdings Inc., which are currently pending approval from the Philippines Securities and Exchange Commission. If the Amended Articles of Incorporation and
By-Laws
are approved by the Philippines Securities and Exchange Commission, the relevant terms of the Investment Agreement will be memorialized in the Amended Articles of Incorporation and
By-Laws
and become public records that are binding not only on Grab PH Holdings Inc. and the shareholders but also on third-parties in relation to the matters covered thereby. A breach of the Investment Agreement (including in respect of the above-mentioned control rights) would give rise to the right to bring a claim for breach of contract thereunder. Additionally, any action that contravenes the Amended Articles of Incorporation and
By-Laws
would be invalid and unenforceable and thereby be incrementally beneficial to the party seeking to enforce its terms. There can be no assurance that such approval will be obtained in a timely manner or at all, and pending such approval we will continue to rely solely on our contractual rights in the Investment Agreement. While we believe the approval of the Philippines Securities and Exchange Commission to the Amended Articles of Incorporation will strengthen our ability to control Grab PH Holdings Inc. going forward, we do not believe the failure to obtain such approval will materially adversely affect our ability to continue to control Grab PH Holdings Inc and consolidate Grab PH Holdings Inc. under IFRS as currently in effect, given that the Investment Agreement provides sufficient control rights to us, and that the Investment Agreement also provides that in the event of a conflict between the organizational documents of Grab PH Holdings Inc. (such as the Amended Articles of Incorporation and
By-Laws)
and the Investment Agreement, the Investment Agreement will prevail and the shareholders of Grab PH Holdings Inc. agree to do all such acts and things and sign and execute all such documents and instruments as may be necessary, desirable or expedient to make the necessary changes in the organizational documents of Grab PH Holdings Inc. (such as the Amended Articles of Incorporation and
By-Laws)
to remove such inconsistency or otherwise give effect to the Investment Agreement.

•
In Malaysia, we own 50% of the voting shares in Jaya Grocer outright. The balance of the voting shares are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by our co-founder,
Hooi Ling Tan. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability to right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. We also have a call option that provides us with the right, to the extent permitted by local law, to acquire the Jaya Grocer shares held by the Malaysian local partner and also a power of attorney that provides us with the right to direct the transfer of the shares of the Malaysian local partner (and therefore, indirectly, its shares in Jaya Grocer), to the extent permitted by local law, in the event of a default under the subscription agreement of the preference shares with the Malaysian local partner.

Such arrangements involve risks that are greater than those involved in holding a direct equity interest, including, among others, risks related to regulatory actions or disputes with the aforementioned local partners, which could, among other things, adversely impact our operations in the relevant jurisdictions and our consolidation of the financial conditions and results of operations of such entities in our consolidated financial statements, cause us to incur substantial costs in protecting our rights or result in our inability to enforce our rights. For a discussion of the foregoing restrictions and certain risks related thereto, see “Item 4. Information on the Company – Business Overview – Regulatory Environment” and “Risk Factors—Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia—In certain jurisdictions, we are subject to restrictions on foreign ownership.”

The following summary diagram illustrates our principal corporate structure as of the date of this annual report (with reference to the country and date of formation):

Grab Holdings Limited
(Cayman Islands)
March 12, 2021
100%
100%
J2 Holdings Inc.
(Cayman Islands)
March 12, 2021
Grab Holdings Inc.
(Cayman Islands)
July 25, 2017
100%
A2G Holdings Inc.
(Cayman Islands)
May 3, 2018
100%
50%
50%
100%
AA Holdings Inc.
(Cayman Islands)
April 25, 2019
Jaya Grocer Holdings Sdn. Bhd.(5)
(Malaysia)
April 29, 2016
Grab Inc.
(Cayman Islands)
February 17, 2015
100%
GPay Network (S) Pte. Ltd.
(Singapore)
August 8, 2017
100%
GP Network Asia Pte. Ltd.
(Singapore)
January 23, 2017
17.2%
82.8%
PT Bumi Cakrawala Perkasa(1)
(Indonesia)
January 11, 2011
100%
GrabTaxi Holdings Pte. Ltd.
(Singapore)
June 14, 2013
100%
GrabCar Pte. Ltd.
(Singapore)
September 11, 2014
100%
Grab Rentals Pte. Ltd.
(Singapore)
June 23, 2016
51%
49%
PT Teknologi Pengangkutan Indonesia
(Indonesia)
July 24, 2014
94.1%
PT Grab Teknologi Indonesia
(Indonesia)
August 12, 2015
56.88%
0.001%
43.12%
PT Kudo Teknologi Indonesia
(Indonesia)
June 27, 2014
49%
51%
PT Solusi Pengiriman Indonesia(1)
(Indonesia)
March 27, 2017
49%
51%
Grab Company Limited(2)
(Vietnam)
February 14, 2014
40%
60%
Grab PH Holdings Inc.(4)
(Philippines)
November 8, 2019
60%
40%
MyTaxi.PH, Inc.(4)
(Philippines)
March 4, 2013
100%
MyTeksi Sdn. Bhd.
(Malaysia)
July 21, 2011
100%
GrabCar Sdn. Bhd.
(Malaysia)
April 16, 2014
44.4%
15.6%
Grabtaxi Holdings (Thailand) Co., Ltd.(3)
(Thailand)
June 28, 2014
75%
25%
Grabtaxi (Thailand) Co., Ltd.
(Thailand)
June 6, 2013

Our direct and/or indirect equity ownership.
- - -	Our contractual rights. See footnotes below for information on our contractual rights.

(1)
Indonesia:
In addition to our ownership of 82.8% of the shares, which, due to a dual-class structure, represent a 38.9% voting interest, of PT Bumi Cakrawala Perkasa (“BCP”) through which we own OVO and conduct our financial services businesses in Indonesia, we have contractual rights to (a) control the appointment of the Chief Executive Officer, and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and its subsidiaries; (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise, and (d) certain economic rights with respect to the remaining shareholding of BCP. We conduct our point-to-point
courier delivery business through PT Solusi Pengiriman Indonesia (“SPI”), in which a 94.12%-owned subsidiary owns 49%. We have entered into contractual arrangements with a third-party Indonesian shareholder, which holds 51% of the shares of SPI, as a result of which we are able to control SPI and consolidate its financial results in our consolidated financial statements in accordance with IFRS.
The non-controlling interests
of minority shareholders in BCP are accounted for in our consolidated financial statements.

(2)
Vietnam:
We conduct our deliveries and mobility businesses in Vietnam through Grab Company Limited. In addition to our ownership of 49% of the shares of Grab Company Limited and control exercised through voting thresholds in the company’s charter, we have entered into contractual arrangements with the holder of the balance of the shares of Grab Company Limited, who is a Vietnamese national and senior executive, as a result of which we are able to control Grab Company Limited and consolidate its financial results in our consolidated financial statements in accordance with IFRS.

(3)
Thailand:
Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity (including, in the case of mobility and deliveries, Grabtaxi (Thailand) Co., Ltd) established using a tiered shareholding structure, so that each Thai entity (including Grabtaxi Holdings (Thailand) Co., Ltd) is more than 50% owned by a Thai person or entity. This tiered shareholding structure, together with certain rights attendant to the classes of shares we hold and as otherwise set forth in the organizational documents of the relevant entities within our shareholding structure in Thailand, enables us to control these Thai operating entities and consolidate their financial results in our consolidated financial statements in accordance with IFRS.
The non-controlling interests
of relevant Thai shareholders are accounted for in our consolidated financial statements.

(4)
Philippines:
Our four wheel-mobility and delivery businesses are each conducted through a Philippine operating entity (including, in the case of our four wheel-mobility business, MyTaxi.PH, Inc.), the shares of which are 40% owned by us, with the balance owned by a Philippine holding company. The shares of the Philippine holding company are owned 40% by us, with the balance 60% of the shares held by a Philippine national who is a director of certain of our Philippine operating entities, including MyTaxi.PH, Inc. Through contractual rights with the Philippine shareholder together with certain other rights, we are able to consolidate the financial results of our Philippine operating entities in our consolidated financial statements in accordance with IFRS.
The non-controlling interest
of the Philippine shareholder is accounted for in our consolidated financial statements.

(5)
Malaysia:
In Malaysia, we operate Jaya Grocer, a mass-premium supermarket chain in Malaysia, through Jaya Grocer Holdings Sdn. Bhd. We own 50% of the voting shares in Jaya Grocer outright. The balance of the voting shares are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by our co-founder,
Hooi Ling Tan. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability to right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. Through contractual rights with the Malaysian local partner together with certain other rights, we are able to consolidate the financial results of Jaya Grocer in our consolidated financial statements in accordance with IFRS.

D. Property, Plants and Equipment
Our corporate headquarters is located in 3 Media Close,
#01-03/06,
Singapore 138498. Our lease agreement for our headquarters has a term that expires in July 2032. Our headquarters is home to the largest of our eight research and development centers and can house up to 3,000 employees. As of December 31, 2021, we leased office facilities around the world totaling over 80,000 square meters, and we also have local offices in each of our markets outside of Singapore, including Indonesia, Malaysia, Thailand, Vietnam, the Philippines, Cambodia and Myanmar. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
The following discussion and analysis of our financial condition, changes in financial condition and results of operations should be read in conjunction with GHL’s audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Forward-Looking Statements”, which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this annual report.
Recent Developments
COVID-19
Update
The ongoing
COVID-19
pandemic has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings. Governments in the markets we operate in continue to implement measures or encourage actions to curb the spread of
COVID-19
as cases spike, including
stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures. The
COVID-19
pandemic has had a material adverse impact on certain parts of our business in 2020 and 2021 and may continue to impact our results.
During 2021, the
COVID-19
pandemic had different impacts on our business segments. For our deliveries segment, the
COVID-19
pandemic drove its GMV and revenue growth as consumer adoption of deliveries offerings increased in light of the stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures imposed as a result of the pandemic. On the other hand, the
COVID-19
pandemic negatively affected our mobility segment as a result of a decrease in rides booked through our platform. Our financial services segment experienced significant year-on-year
pre-Interco
TPV growth and revenue growth driven by strong performance in deliveries transactions, although this growth was partially offset by the drop in demand for mobility offerings. Our lending business was also impacted by
COVID-19,
driven by closures of businesses, a decline in general consumer spending, and compulsory repayment holidays implemented by governments in certain of our markets.
We will continue to strive to mitigate the impact of
COVID-19
on our overall business by adapting to changes in consumer demand and preferences. For example, as demand in our mobility segment decreased, we were able to utilize driver-partners providing mobility services to provide deliveries for our deliveries segment. In addition, stay-at-home
or movement control orders and other
COVID-19
measures may lead to a decrease in the number of active driver-partners, as it did in March and April 2020, with some recovery starting in May 2020. We also saw a decrease in the number of driver-partners in the third quarter of 2021 due to similar
COVID-19
measures in response to a new wave of
COVID-19,
and we preemptively invested in driver incentives to grow the supply of active drivers on our platform in the fourth quarter of 2021.
Significant uncertainty remains over the severity and duration of the
COVID-19
pandemic, and as the pandemic continues, we may need to continue to adapt to changing circumstances. There can be no assurance that we will be successful in doing so, including by maintaining and optimizing utilization of the driver-partner base. See “Item 3. Key Information—D. Risk Factors” for more information.

Completion of Business Combination
On December 1, 2021, we completed the Business Combination and the PIPE Financing. On December 2, 2021, our Class A Ordinary Shares and Warrants commenced trading on the NASDAQ, under the symbols “GRAB” and “GRABW,” respectively.
Key Factors Affecting Our Performance
Our ability to grow and engage platform consumers
The number of platform consumers, which we measure by MTUs, is a key driver of the activity on our platform and the scale of our business. More consumers accessing offerings on our platform not only drives increased revenue, but contributes to powerful synergies that accelerate with scale. We expect platform consumers to grow as the value offered to them on our platform increases through product innovation, improved user experience, and more offerings. Building on our brand and category leadership across online food delivery, mobility and
e-wallet
payments, we expect platform consumers to grow organically. We also intend to continue to use promotions to attract consumers to our platform base and to engage MTUs.
We believe platform consumers will increase their usage and spend on services offered through our platform as they discover additional features and offerings, and as they choose to incorporate them more deeply into their daily lives. In addition, we expect usage and spend to increase as we grow our platform, benefiting our driver- and merchant-partners. This is demonstrated by the increase in the average number of offerings used per MTU and GMV per MTU.
Our ability to grow driver- and merchant-partners and scope of our offerings
Our growing base of merchant-partners provides opportunities to drive revenue growth, and our expanding base of driver-partners allows us to benefit from significant cost synergies and economies of scale as we deploy resources more efficiently. Our ability to maintain and grow our merchant-partner base depends in part on our ability to continue to solve mission-critical challenges for our merchant-partners. We therefore continue to invest in our merchant-centric initiatives to enable more small businesses to thrive on our platform. We also plan to continue investing in strengthening our sales force. We have also invested substantially in our technology platform to provide our merchant-partners with the tools they need to thrive in the digital economy.
Additionally, maintaining and continuing to grow our base of driver-partners is critical to delivering a quality experience on our platform. The more driver-partners that we have on our platform, the more deliveries and rides our driver-partners are able to provide, while maintaining high quality service and low wait times. Our driver-partner loyalty program provides our most engaged driver-partners with a variety of benefits, and we have encouraged our driver-partners to participate in training programs. Finally, we actively listen to our driver-partners’ concerns and feedback. Driver-partners’ representative committees gather and provide insights on how Grab can further enhance their experience.
We have also created the GrabForGood Fund that supports programs that help to uplift our driver- and merchant-partners’ lives, as well as the broader Southeast Asia community. This includes plans to provide free
COVID-19
vaccinations for Grab partners who are not covered by a national vaccination program, and initiatives such as subsidized insurance and financial and digital literacy programs that provide the foundations for social and economic mobility.
We believe that increasing the depth and breadth of our offerings will attract more consumers to our platform and in turn more driver- and merchant-partners to our platform. We intend to enhance our value proposition to driver- and merchant-partners by continuing to evolve the scope of our offerings, increasing the size and engagement of the consumer base to drive greater demand, developing innovative marketing services, and improving the analytics tools available to our partners.
Our ability to realize operating leverage on our platform
Since our founding, we have established numerous touch points with consumers, which allows us to facilitate a broad range of additional services through our platform. We believe we can leverage our platform and ecosystem to roll out new offerings faster than any of our peers. For example, we expanded our food deliveries business across four markets in just three months because of our experience and expertise from building our mobility business in these markets. Similarly, the gross written premiums of our online insurance business more than tripled within three months from its launch in Singapore in April 2019 due to significant demand from our extensive driver-partner base and our distribution platform. Increasing the depth and breadth of offerings on our platform drives the attractiveness of our platform for merchant-partners and consumers.

We foster an ecosystem in which participants engage with each other through our platform. Consumers purchase goods and services from driver- and merchant-partners, and driver- and merchant-partners interact with each other to fulfill delivery orders. Driver- and merchant-partners also purchase financial services directly through our platform and transact across verticals. We believe that this is a unique aspect of our platform, which underpins the strength of our competitive advantage.
During the initial stages of growth, we offered significant incentives and promotions to attract platform consumers as well as incentives to attract driver- and merchant-partners, and conducted advertising activities to enhance our brand awareness. We also invested in research and development and other operating expenses to support the growth of our platform.
Our ability to invest effectively in technology and research and development
We have made, and will continue to make, significant investments in research and development and technology to improve our platform to attract and retain driver- and merchant-partners, and consumers, expand the capabilities and scope of our offerings, and enhance the consumer experience.
Our engineers and data scientists are critical to the success of our business and we will continue to invest in the best talent in these areas. In addition, we have dedicated and will continue to dedicate significant resources to research and development efforts, focusing on developing innovative applications and offerings aimed at fulfilling the everyday needs of consumers by enabling merchant-partners to improve their service quality and operational efficiency, as well as advancing our big data and AI capabilities.
Our ability to enter into strategic partnerships, investments, and acquisitions
Since our founding, we have made a number of critical strategic investments and acquisitions and entered into partnerships to enhance our platform and attract consumers. The most strategic of these was our acquisition of Uber’s Southeast Asia operations in 2018. In 2021, we have also entered into a strategic partnership with PT Elang Mahkota Teknologi, an Indonesia group with a portfolio of media, all-commerce
and content production businesses. In January 2022, we completed the acquisition of a majority economic interest in Jaya Grocer in Malaysia, which we believe will complement our business.
We expect to continue to make strategic investments in, and acquisitions of, other businesses that we believe will expand or enhance the offerings on our platform and attract more merchants and consumers to our platform. We have already acquired an extensive suite of financial services licenses, including payments licenses in six core regional markets, and are in the process of building Singapore’s next-generation digital bank through a consortium with our partner Singtel.
Our ability to continue to reduce driver- and merchant-partner and consumer incentives
We offer various incentives to our driver- and merchant-partners that are deducted from the fees received from driver- or merchant-partners (typically being a percentage of the fare paid by the consumer to the driver- or merchant-partner). We also offer consumer incentives that reduce the amount payable by a consumer to driver- or merchant-partners. In addition, incentives for consumers offered and paid for by our merchant-partners drives demand on our platform and to the extent that these are effective in doing so we may be able to reduce the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. The incentives that we offer to driver- and merchant-partners and consumers for a transaction may sometimes exceed our fees and commissions from a particular transaction, and may in aggregate sometimes exceed our aggregate fees and commissions in a particular reporting period.

Our revenues are reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2021, 2020 and 2019, we incurred incentives of $1.8 billion, $1.2 billion and $2.4 billion, respectively (comprised of partner incentives of $0.7 billion, $0.6 billion, and $1.2 billion, respectively, and consumer incentives of $1.1 billion, $0.6 billion and $1.1 billion, respectively), resulting in reductions to our reported revenues of the same amounts, which in the case of the year ended December 31, 2019 resulted in us reporting negative revenues of $(0.8) billion. Notwithstanding our use of significant incentive payments to encourage use of our platform, our monthly transacting users nevertheless declined to approximately 24.1 million in the year ended December 31, 2021, from approximately 24.5 million and 29.2 million for the year ended December 31, 2020 and 2019, respectively. The decline in monthly transacting users during the years ended December 31, 2021 and 2020 was primarily driven by a decrease in users of our mobility services as a result of various degrees of
COVID-19
related travel restrictions imposed across Southeast Asia.
The incentives that we provided to our partners and consumers represented a higher proportion of our GMV during the initial stages of growth of our business. For example in 2019, incentives accounted for $2.1 billion (24% of GMV) across mobility and deliveries segments whereas in 2020, this number dropped to $1.2 billion (13% of GMV). This is due to both reduced incentive spend over time as well as growth in GMV in the respective segments. In 2021, incentives accounted for $1.6 billion (14% of GMV) across mobility and deliveries segments to meet higher demand, defend against competition and mitigate a reduced supply of driver-partners due to the
COVID-19
pandemic. As our platform grows, we have been able to take advantage of the synergies of our platform and more effectively use incentives to encourage the use of our platform and acquire driver- and merchant-partners on to our platform over time, leading to an increase in revenue as a percentage of GMV in 2020 and 2021. However, from time to time we may also increase incentives due to competitive factors in a particular country or area.
We expect that our ability to successfully reduce the amount of incentives paid to driver- and merchant-partners and consumers over time relative to the commissions and fees we receive will likely impact our ability to increase revenues, raise capital, reduce net losses and achieve profitability and reduce net cash outflows. In addition, future decreases in the use of incentives could also result in decreased growth in the number of users and driver- and merchant-partners or an overall decrease in users and driver- and merchant-partners, which could negatively impact our financial condition and results of operations.
The impact of government policies and regulations in the markets in which we operate
We operate across the deliveries, mobility and financial services segments in the Southeast Asia region. Each of our businesses is subject to government regulation in each jurisdiction in which we operate. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available through our platform, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from, driver- and merchant-partners, incentives provided to consumers, our ability to operate in certain segments of our business, our ownership percentage in operating entities that may be subject to foreign ownership restrictions and insurance we are required to maintain. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future.
Components of Results of Operations
Revenue
We primarily generate revenue from commissions and fees for our deliveries, mobility and financial services offerings. Revenue is presented net of driver-partner, merchant-partner and consumer incentives, which could result in negative revenue where these amounts exceed our commissions and fees. We primarily act as an agent in connecting our driver- and merchant-partners to consumers. For further details on our revenue recognition, see “—Significant Accounting Policies—Revenue.”

Business Segments

•
Deliveries
. We generate revenue from commissions and other fees from driver- and merchant-partners and consumers for connecting driver- and merchant-partners with consumers to facilitate delivery of a variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. Our revenue from the deliveries segment is recognized on the completion of a successful transportation or delivery service by driver- and merchant-partners.

•
Mobility
. We primarily generate revenue from commissions paid by driver-partners and platform fees from consumers for the use of our platform. Our revenue from the mobility segment is recognized net of driver-partner and consumer incentives and we recognize revenue upon the completion of each ride. We also generate other revenue through rental fees from our GrabRentals offering.

•
Financial Services
. We primarily generate revenue from transaction and commission fees. For payment services, we generate revenue from transaction fees from merchant-partners and transaction platforms based on a percentage of transaction volumes. We also generate revenue from non-payments
related financial services, namely lending, insurance, wealth management, and other financial services. For lending and receivables factoring, we generate revenue primarily based on the interest income we receive from the loans we extend and from the factoring fee or discount when we purchase the receivables. For other financial services, we generate revenue through commissions received from the provision of the service.

•
Enterprise and New Initiatives
. Our enterprise revenues primarily consist of advertising revenue earned from our GrabAds offering. We generate other revenue from lifestyle and other offerings, through the commissions that we receive when such services are sold through our platform.

Cost of Revenue
Cost of revenue comprises expenses directly or indirectly attributable to our deliveries, mobility, financial services and enterprise and new initiatives offerings and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, compensation costs (including share-based compensation) for operations and support personnel, payment processing fees, costs incurred in relation to our motor vehicle fleet used for rental services (including depreciation and impairment) and an allocation of associated corporate costs such as depreciation of right-of-use assets.
We expect that operation costs will increase on an absolute dollar basis in tandem with the growth of our businesses for the foreseeable future as we continue to invest and broaden our offerings and scale our operations. To the extent we are successful in becoming more efficient in supporting platform users and partners over time, we expect cost of revenue as a percentage of revenue to decrease.
Other Income
Other income includes income earned from government grants and other miscellaneous income.
Sales and Marketing Expenses
Sales and marketing expenses primarily consist of advertising costs, compensation costs (including share-based compensation) to sales and marketing employees and allocation of associated corporate costs. These costs are recognized as incurred. We plan to continue to invest in sales and marketing expenses to attract and retain platform users and increase our brand awareness. We expect that, in the long-term, our sales and marketing expenses will decrease as a percentage of revenue.
General and Administrative Expenses
General and administrative expenses primarily consist of compensation costs (including share-based compensation) for executive management and administrative personnel (including finance and accounting, human resources, policy and communications, legal, facility and general administration employees), occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, legal costs and allocation of associated corporate costs.

We expect that general and administrative expenses as a percentage of revenue will decrease in the longer term as our business achieves scale. However, in the short-term, we expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.
Research and Development Expenses
Research and development expenses primarily consist of compensation cost (including share-based compensation) to engineering, design and product development employees and allocation of associated corporate costs.
Net Impairment Losses on Financial Assets
Net impairment losses on financial assets relate to impairment losses in respect of trade receivables and loans and advances to driver- and merchant-partners.
Other Expenses
Other expenses mainly include goodwill impairment.
Net Finance Costs
Net finance costs primarily consist of interest expense on our outstanding debt instruments, partially offset by interest earned on debt investments and cash and cash equivalents, coupled with the fair value gain or loss on the debt instruments. Net finance costs also include accrued interest on redeemable convertible preference shares, which converted into Class A Ordinary Shares upon the consummation of the Business Combination. Additionally, net finance costs include the foreign currency gain or loss on financial assets and financial liabilities, and share listing and associated expenses in conjunction with the 2021 public listing.
Share of Loss of Equity-Accounted Investees (Net of Tax)
Share of loss of equity-accounted investees (net of tax) relates to our share of the results of investments in associates and joint ventures.
Income Tax (Expense)/Credit
We are subject to income taxes in the jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.
Results of Operations
The following table summarizes our consolidated statements of profit or loss for each of the periods presented:

($ in millions, unless otherwise stated)	Year Ended December 31,
	2021	2020	2019
Revenue	675	469	(845)
Cost of revenue	(1,070)	(963)	(1,320)
Other income	12	33	14
Sales and marketing expenses	(241)	(151)	(238)
General and administrative expense	(545)	(326)	(304)
Research and development expenses	(356)	(257)	(231)
Net impairment losses on financial assets	(19)	(63)	(56)
Other expenses	(11)	(40)	(30)

Operating loss	(1,555)	(1,298)	(3,010)
Net finance costs	(1,989)	(1,437)	(971)
Share of loss of equity-accounted investees (net of tax)	(8)	(8)	*

Loss before income tax	(3,552)	(2,743)	(3,981)
Income tax (expense)/credit	(3)	(2)	(7)

Loss for the period	(3,555)	(2,745)	(3,988)
Note:
*	Amounts less than $1 million

Comparison of the Years Ended December 31, 2021 and 2020
Revenue by segment

($ in millions, unless otherwise stated)	Year Ended December 31,
	2021	2020
Revenue	675	469
Deliveries	148	5
Mobility	456	438
Financial Services	27	(10)
Enterprise and New Initiatives	44	36
Revenue by geographical locations

($ in millions, unless otherwise stated)	Year Ended December 31,
	2021	2020
Revenue	675	469
Singapore	283	246
Malaysia	108	91
Philippines	81	51
Thailand	76	57
Rest of Southeast Asia	127	24
Our revenue increased by $206 million, to $675 million in 2021 from $469 million in 2020.
Revenue is presented net of base incentives, excess incentives and consumer incentives. Base incentives were $155 million and $178 million in 2021 and 2020, respectively. Excess incentives were $561 million and $443 million in 2021 and 2020, respectively, and consumer incentives were $1,065 million and $616 million in 2021 and 2020, respectively.
Deliveries revenue was $148 million in 2021 compared to revenue of $5 million in 2020. The increase was driven by an increase in deliveries GMV of 56%, or $3 billion, to $8.5 billion in 2021 compared to $5.5 billion in 2020, driven primarily by increasing consumer demand and number of merchant-partners using our platform. The increased demand for deliveries was driven by stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures implemented as a result of the
COVID-19
pandemic in our markets. We were also able to utilize our driver-partners providing mobility services to support and meet the increasing demand for delivery services. Deliveries revenue as a percentage of deliveries GMV improved as we gained network efficiency in our driver-partner base, and were able to improve our overall value proposition in terms of merchant selection, delivery performance and application experience on our superapp platform. Our partner incentives were $602 million and $466 million in 2021 and 2020, respectively. Our consumer incentives were $800 million and $437 million in 2021 and 2020, respectively.

Mobility revenue increased by $19 million, to $456 million in 2021 compared to $438 million in 2020, which was primarily due to ride hailing revenue increasing by $16 million and rental income from motor vehicles increasing by $2 million. The increase in revenue was primarily due to the reduction of driver-partner incentives and fees and consumer incentives, despite a decrease in ride hailing demand, which was adversely impacted by the
COVID-19
pandemic, as reflected by the decrease in GMV for mobility. Our incentives decreased by $54 million (comprised of decreases of $37 million in partner incentives and $17 million in consumer incentives) to $196 million (comprised of $114 million in partner incentives and $82 million in consumer incentives) for the year ended December 31, 2021 compared to $251 million (comprised of $151 million in partner incentives and $100 million in consumer incentives) for the year ended December 31, 2020, which resulted in a corresponding increase in our mobility revenue, as we reduced incentives in the face of the
COVID-19
pandemic. The
COVID-19
pandemic and the associated
stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures, as well as border closures and travel restrictions, had a negative impact on mobility demand, and accordingly also on mobility GMV. As a result of the effects of the
COVID-19
pandemic, GMV for mobility decreased to $2.8 billion in 2021 compared to $3.2 billion in 2020. The increase in rental income from motor vehicles was due to increased demand from corporate users. Mobility revenue as a percentage of mobility GMV increased from 14% in 2020 to 16% in 2021, as we continued to reduce partner and consumer incentives and our reliance on such incentives to maintain and grow our driver-partner and consumer base.
Financial services revenue improved to $27 million in 2021, compared to $(10) million in 2020. The increase was primarily due to a reduction in consumer incentives at OVO and growth in our lending business as loans disbursed grew 3 times from 2020 to 2021.
Enterprise and new initiatives revenue increased by $8 million, or 22%, to $44 million in 2021 compared to $36 million in 2020. The increase was primarily due to growth of GrabAds with the expansion of product offerings supported by internally developed technology stack.
Cost of revenue

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Cost of revenue	1,070	963	11%
Cost of revenue increased by $108 million, or 11%, to $1,070 million in 2021 from $963 million in 2020, primarily due to higher staff compensation costs associated with an increase in headcount, and higher infrastructure costs, cloud-hosting costs, payment processing fees and merchandise costs as we expanded our operations.
Other income

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Other income	12	33	(64)%
Other income decreased by $21 million or 64% to $12 million in 2021 from $33 million in 2020. The decrease was due to a decrease in government grant income related to
COVID-19
programs.
Sales and marketing expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Sales and marketing expenses	241	151	59%
Sales and marketing expenses increased by $90 million, or 59%, to $241 million in 2021 from $151 million in 2020. The increase was due to the increase in media and direct marketing activities through various platforms such as Facebook and Google, which was mainly driven by demand recovery and initiative plans following easing of
COVID-19
restrictions. Additionally, there was an increase in personnel-related compensation such as equity compensation and performance bonus.

General and administrative expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
General and administrative expenses	545	326	67%
General and administrative expenses increased by $219 million, or 67%, to $545 million from 2020 to 2021 primarily due to higher staff compensation cost (including share-based compensation) and higher consultancy fees with the expansion of our operations.
Research and development expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Research and development expenses	356	257	39%
Research and development expenses increased by $99 million, or 39%, to $356 million in 2021, primarily due to the increase in personnel-related compensation from incentives such as equity compensation and bonus.
Net impairment losses on financial assets

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Net impairment losses on financial assets	19	63	(71)%
Net impairment losses on financial assets decreased by $44 million, or 71%, to $19 million in 2021, primarily driven by lower provision for bad debts with the transition towards and growing use of electronic wallets by our driver- and merchant-partners and consumers.
Other expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Other expenses	11	40	(73)%
Other expenses decreased by $29 million, or 73%, to $11 million in 2021, due to a decrease in goodwill impairment.
Net finance costs

($ in millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Net finance costs	1,989	1,437	38%
Net finance costs increased by $553 million, or 38%, to $1,989 million in 2021. The increase in net finance costs was primarily due to $353 million share listing expense and higher interest incurred as a result of the issuance of additional convertible redeemable preference shares. In 2021, GHI issued $463 million of convertible redeemable preference shares with a net increase in finance costs of $155 million from higher interest accretion.

Comparison of the Years Ended December 31, 2020 and 2019
Revenue by segment

($ in millions, unless otherwise stated)	Year Ended December 31
	2020	2019
Revenue	469	(845)
Deliveries	5	(638)
Mobility	438	9
Financial Services	(10)	(229)
Enterprise and New Initiatives	36	13
Revenue by geographical locations

($ in millions, unless otherwise stated)	Year Ended December 31,
	2020	2019
Revenue	469	(845)
Singapore	246	(30)
Malaysia	91	92
Philippines	51	39
Thailand	57	(19)
Rest of Southeast Asia	24	(927)
Our revenue increased by $1.3 billion, to $469 million in 2020 from $(845) million in 2019.
Revenue is presented net of base incentives, excess incentives and consumer incentives. Base incentives were $178 million and $519 million in 2020 and 2019, respectively. Excess incentives were $443 million and $715 million in 2020 and 2019, respectively, and consumer incentives were $616 million and $1.1 billion in 2020 and 2019, respectively.
Deliveries revenue was $5 million in 2020 compared to revenue of $(638) million in 2019. These increases were driven by an increase in deliveries GMV of 86%, or $2.5 billion, to $5.5 billion in 2020 compared to $2.9 billion in 2019, driven primarily by increasing consumer demand and number of merchant-partners using our platform. Demand was driven by growth in digitalization resulting from stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures implemented as a result of the
COVID-19
pandemic in our markets. We were also able to utilize our driver-partners providing mobility services to support and meet the increasing demand for delivery services. Deliveries revenue as a percentage of deliveries GMV improved as we gained network efficiency in our driver-partner base, and were able to improve our overall value proposition in terms of merchant selection, delivery performance and application experience on our superapp platform. In addition, the increase in revenue was also due to the reduction of driver- and merchant-partner and consumer incentives. Our partner incentives were $466 million and $477 million in 2020 and 2019, respectively. Our consumer incentives were $437 million and $483 million in 2020 and 2019, respectively.
Mobility revenue increased by $429 million, to $438 million in 2020 compared to $9 million in 2019, which was primarily due to ride hailing revenue increasing by $473 million, partially offset by decrease in rental income from motor vehicles of $44 million. The increase in revenue was primarily due to the reduction of driver-partner incentives and fees and consumer incentives, despite a decrease in ride hailing demand, which was adversely impacted by the
COVID-19
pandemic, as reflected by the decrease in GMV for mobility. Our incentives decreased by $887 million (comprised of decreases of $592 million in partner incentives and $294 million in consumer incentives) to $251 million (comprised of $151 million in partner incentives and $100 million in consumer incentives) for the year ended December 31, 2020 compared to $1,137 million (comprised of $743 million in partner incentives and $394 million in consumer incentives) for the year ended December 31, 2019, which resulted in a corresponding increase in our mobility revenue, as we reduced incentives in the face of the
COVID-19
pandemic. The
COVID-19
pandemic and the associated
stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures, as well as border closures and travel restrictions, which started in 2020, had a negative impact on mobility demand, and accordingly also on mobility GMV, in 2020. As a result of the effects of the
COVID-19
pandemic, GMV for mobility decreased to $3.2 billion in 2020 compared to $5.7 billion in 2019. In addition, in order to comply with social distancing requirements and improve safety, we suspended our GrabShare offering and temporarily suspended our GrabHitch offering. The decrease in rental income was due to reduced demand for mobility offerings. Mobility revenue as a percentage of mobility GMV increased from 0% in 2019 to 14% in 2020, as we continued to reduce partner and consumer incentives and our reliance on such incentives to maintain and grow our driver-partner and consumer base.

Financial services revenue improved to $(10) million in 2020, compared to $(229) million in 2019. The increase was primarily due to a reduction in consumer incentives at OVO coupled with growth in our GrabPay
e-wallet
business as consumers increased online spending and increased usage of the GrabPay and OVO wallets as cashless transactions increased, in each case driven primarily by changing consumer preferences resulting from the
COVID-19
pandemic and an increase in merchant-partners acceptance of GrabPay.
Enterprise and new initiatives revenue increased by $23 million, or 178%, to $36 million in 2020 compared to $13 million in 2019. The increase was primarily due to the introduction of GrabAds through the second half of 2019 and early 2020.
Cost of revenue

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
Cost of revenue	963	1,320	(27)%
Cost of revenue decreased by $357 million, or 27%, to $963 million in 2020 from $1.3 billion in 2019, primarily due to $274 million reduction in the amortization of intangible assets, on a reducing balance basis, related to our non-compete
agreement with Uber. The remaining cost improvement was due to reductions in technology costs, impairment costs and processing fees.
Other income

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
Other income	33	14	136%
Other income increased by $19 million or 136% to $33 million in 2020 from $14 million in 2019. The increase was due to wage reimbursements from various governments due to the
COVID-19
pandemic.
Sales and marketing expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
Sales and marketing expenses	151	238	(37)%
Sales and marketing expenses decreased by $87 million, or 37%, to $151 million in 2020 from $238 million in 2019. The reduction is mainly driven by an overall reduction in media and direct marketing activities due to the impact of the
COVID-19
pandemic.
General and administrative expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
General and administrative expenses	326	304	7%
General and administrative expenses increased by $22 million, or 7%, to $326 million in 2020 primarily due to higher staff compensation costs including share-based compensation, as a result of higher headcount as we expanded our operations, litigation provisions and higher professional fees relating to mergers and acquisitions.
Research and development expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
Research and development expenses	257	231	11%

Research and development expenses increased by $26 million, or 11%, to $257 million in 2020, primarily due to the increase in personnel-related compensation from increased research and development headcount and higher share-based compensation. We also noted a decrease in capitalized research and development expenses for qualified development projects during 2020 as compared to 2019.
Net impairment losses on financial assets

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
Net impairment losses on financial assets	63	56	13%
Net impairment losses on financial assets increased by $7 million, or 13%, to $63 million in 2020, primarily driven by increased provision for bad debts as a result of the
COVID-19
pandemic.
Other expenses

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
Other expenses	40	30	33%
Other expenses increased by $11 million, or 33%, to $40 million in 2020, due to an increase in goodwill impairment.
Net finance costs

($ in millions, unless otherwise stated)	Year Ended December 31,		2019-2020 % Change
	2020	2019
Net finance costs	1,437	971	48%
Net finance costs increased by $466 million, or 48%, to $1.4 billion in 2020. The increase in net finance costs was primarily due to higher interest incurred as a result of the issuance of additional convertible redeemable preference shares, net change in fair value of financial assets and impairment loss and change in fair value on investments in associates. In 2020, GHI issued $1.4 billion of convertible redeemable preference shares with a net increase in finance costs of $384 million from higher interest accretion.
Key
Non-IFRS
Financial Measures
In addition to the measures presented in our consolidated financial statements, we use the following key non-IFRS
financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.
Total Segment Adjusted EBITDA
Total Segment Adjusted EBITDA is a
non-IFRS
financial measure representing the sum of Segment Adjusted EBITDA of our four business segments. Segment Adjusted EBITDA is a non-IFRS
financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA also reflect any applicable exclusions from Adjusted EBITDA. See “Adjusted EBITDA” below. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA each have limitations as financial measures, should be considered as supplemental in nature, and are not meant as a substitute for the related financial information prepared in accordance with IFRS. For a reconciliation of Total Segment Adjusted EBITDA to the most directly comparable IFRS measure see the section titled “—Reconciliation of
Non-IFRS
Financial Measures.”

Regional corporate costs are costs that are not attributed to any of the business segments, including certain regional research and development expenses, general and administrative expenses and marketing expenses. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs.
Despite the impact of the
COVID-19
pandemic, our mobility business experienced revenue growth in 2020 and 2021, and positive Segment Adjusted EBITDA for the same periods. Meanwhile, our deliveries Segment Adjusted EBITDA trended positively, driven by the revenue growth experienced by the segment in 2020 and 2021. We expect continued Segment Adjusted EBITDA improvement over the long-term as we continue to scale our business and achieve greater efficiencies in our operating expenses.
The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Overall Total Segment Adjusted EBITDA	(125)	(226)	(1,554)	45%	85%
Deliveries	(130)	(211)	(809)	38%	74%
Mobility	345	307	(194)	13%	NM
Financial Services	(349)	(331)	(548)	(5)%	40%
Enterprise & New Initiatives	9	9	(3)	NM	NM
Adjusted EBITDA
Adjusted EBITDA is a
non-IFRS
financial measure calculated as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial
assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.
Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure see the section titled “—Reconciliation of
Non-IFRS
Financial Measures.”
Reconciliation of
Non-IFRS
Financial Measures
To supplement our financial information, we use the following non-IFRS
financial measures: Adjusted EBITDA, Segment Adjusted EBITDA and Total Segment Adjusted EBITDA. However, the definitions of our non-IFRS
financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS
financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-IFRS
financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.
We compensate for these limitations by providing a reconciliation of these non-IFRS
financial measures to the related IFRS financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS
financial measures in conjunction with their respective related IFRS financial measures.

The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA and Total Segment Adjusted EBITDA.

($ in millions, unless otherwise stated)	Year Ended December 31,
	2021	2020	2019
Loss for the period	(3,555)	(2,745)	(3,988)
Net interest expenses	1,675	1,391	977
Other income	(12)	(10)	(13)
Income tax expenses	3	2	7
Depreciation and amortization	345	387	647
Share-based compensation expenses	357	54	34
Unrealized foreign exchange loss	1	*	4
Impairment losses on goodwill and non-financial assets	15	43	60
Fair value changes on investments	(37)	57	3
Restructuring costs	1	2	1
Legal, tax and regulatory settlement provisions	12	39	31
Share listing and associated expenses	353	—	—

Adjusted EBITDA	(842)	(780)	(2,237)
Regional corporate costs	717	554	683

Total Segment Adjusted EBITDA	(125)	(226)	(1,554)

Segment Adjusted EBITDA
Deliveries	(130)	(211)	(809)
Mobility	345	307	(194)
Financial Services	(349)	(331)	(548)
Enterprise and New Initiatives	9	9	(3)

Total Segment Adjusted EBITDA	(125)	(226)	(1,554)

Note:
*	Amount less than $1 million
Financial Measures by Business Segment
Deliveries
The table below highlights key financial measures for our deliveries segment.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Revenue	148	5	(638)	NM	NM
Segment Adjusted EBITDA (1)	(130)	(211)	(809)	38%	74%
% of GMV	(2)%	(4)%	(27)%
Note:
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
Our deliveries business has scaled significantly since its launch in 2018, with growth further accelerating as consumers increased adoption of deliveries services in response to the
COVID-19
pandemic. This strong growth is reflected in an increase in revenue of $142 million to $148 million for the year ended December 31, 2021. Going forward, we expect Segment Adjusted EBITDA to further improve as we continue to scale and develop our deliveries business.

Mobility
The table below highlights key financial measures for our mobility segment.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Revenue	456	438	9	4%	NM
Segment Adjusted EBITDA (1)	345	307	(194)	13%	NM
% of GMV	12%	9%	(3)%
Note:
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
Our mobility business was impacted significantly by the
COVID-19
pandemic and the implementation of city and country lockdowns in 2020, which continued into 2021. Governments from time to time continue to implement measures or encourage actions to curb the spread of
COVID-19,
including new
stay-at-home
and movement control orders, work-from-home arrangements and social distancing measures, and as a result, our mobility offerings continue to be impacted by the
COVID-19
pandemic. Despite these challenging circumstances, revenue increased by 4% to $456 million for the year ended December 31, 2021, underlining strong unit economics fundamentals in our mobility business.
Financial Services
The table below highlights key financial measures for our financial services segment.

($ in millions)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Revenue	27	(10)	(229)	NM	95%
Segment Adjusted EBITDA (1)	(349)	(331)	(548)	(5)%	40%
Note:
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
Our financial services business has scaled significantly since 2019 as we have rolled out new offerings. Despite the impact of the
COVID-19
pandemic, our revenue increased from $(10) million for the year ended December 31, 2020 to $27 million for the year ended December 31, 2021, reflecting the continued growth potential in the financial services business.
Enterprises and New Initiatives
The table below highlights key financial measures for our enterprise and new initiatives segment.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Revenue	44	36	13	22%	178%
Segment Adjusted EBITDA (1)	9	9	(3)	NM	NM
% of GMV	6%	21%	(34)%
Note:
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

The enterprise and new initiatives segment generated revenue of $44 million and $36 million for the years ended December 31, 2021 and 2020, respectively. Additionally, Segment Adjusted EBITDA remained consistent at $9 million in the year ended December 31, 2021 and $9 million in the year ended December 31, 2020, and Segment Adjusted EBITDA as a percentage of GMV went from 21% during the year ended December 31, 2020 to 6% during the year ended December 31, 2021.
Key Operating Metrics
Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
The table below sets forth key operating metrics for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
GMV	16,061	12,492	12,251	29%	2%
MTUs (monthly average in millions)	24.1	24.5	29.2	(2)%	(16)%
Partner incentives	717	621	1,234	15%	(50)%
Consumer incentives	1,065	616	1,117	73%	(45)%
Partner and consumer incentives	1,782	1,237	2,351	44%	(47)%
Gross Merchandise Value
Gross Merchandise Value (“GMV”) is an operating metric representing the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through our platform. This metric enables us and investors to understand, evaluate and compare the total amount of consumer spending that is being directed through our platform over a period of time. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time. GMV has historically increased as our business has grown and was $16.1 billion for the year ended December 31, 2021. In 2020, due to the impact of the
COVID-19
pandemic, GMV declined for the first half but recovered from the second half onwards. This was underpinned by similar trends in our number of MTUs. In 2021, consumers continued to increase adoption of deliveries and financial services in response to the
COVID-19
pandemic. We experienced a decrease in ride hailing demand in 2021, due to the impact of movement restrictions, as reflected in the decline in GMV for our mobility business. We achieved overall growth in GMV from 2020 to 2021 of approximately 29%. We believe that we have a significant opportunity to continue growing GMV due to the extent of the market opportunity across all of our business verticals, along with our platform advantages. In addition to a rebound in mobility volumes and GMV as countries eventually enter into a recovery phase from
COVID-19,
we expect to achieve growth in our newer deliveries, financial services and enterprise and new initiatives businesses as they continue to mature.
The table below sets forth GMV by segment for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Overall GMV	16,061	12,492	12,251	29%	2%
Deliveries GMV	8,530	5,468	2,947	56%	86%
Mobility GMV	2,787	3,232	5,715	(14)%	(43)%
Financial Services GMV	4,591	3,748	3,579	22%	5%
Enterprise & New Initiatives GMV	153	44	9	248%	416%

Monthly Transacting Users
Monthly transacting users (“MTUs”) is an operating metric defined as the number of unique consumers who have successfully paid for an offering on our platform within a given month, across any of our segments. For example, a consumer who made one food delivery transaction and one mobility transaction in the same month is counted as only one Grab MTU. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. We present our MTUs as a metric to understand and evaluate our business growth, and to enable investors to do the same. Due to the impact of the
COVID-19
pandemic, we experienced a decline in MTUs of 0.4 million or (2)% to 24.1 million in 2021 from 24.5 million in 2020 as movement restrictions severely impacted our mobility business. Although we expect a return to MTU growth when economies in our markets recover from the
COVID-19
pandemic, uncertainty remains as to the nature and timing of a full recovery as the
COVID-19
pandemic continues to impact Southeast Asia and our markets have seen spikes in
COVID-19
cases, and government measures are tightened from time to time.
The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Overall MTUs	24.1	24.5	29.2	(2)%	(16)%
Deliveries MTUs	17.3	14.8	10.7	17%	38%
Mobility MTUs	11.4	14.6	24.7	(22)%	(41)%
Financial Services MTUs	12.7	10.4	10.3	22%	1%
Overall Group MTUs have stayed relatively stable in the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease in mobility MTUs due to the extensive
COVID-19
related restrictions and lockdowns across our markets in 2021 was offset by the increase in deliveries MTUs and financial services MTUs in the same period. Financial services MTUs grew due to deeper on-platform
penetration on platform driven by growth in deliveries MTU. This growth was partially offset by
COVID-19
related restrictions and lockdowns which negatively affected mobility and in-store
cashless growth.
Gross Merchandise Value per Monthly Transacting User
Our ecosystem synergies and the continued rollout of new offerings drive increasing spend and engagement across the existing user base and attract new consumers to try offerings on our platform. This is evidenced by our GMV per MTU which has grown significantly since 2020 due to the growing proportion of MTUs using multiple offerings. We expect to drive growth in GMV per MTU as we continue to scale our offerings and realize the benefits of our ecosystem. Financial services offerings have contributed to GMV per MTU growth and we believe this continues to be a meaningful metric as it represents the amount of a consumer’s spend that is being directed through our platform. Financial services GMV includes OVO and GrabPay payments from successful P2P
(peer-to-peer),
P2M
(peer-to-merchant)
transactions, payments from successful digital goods transactions from Grab’s airtime and BillPay services, payments from successful online acceptance transactions
(on-demand
via Wallet Balance or PayLater from
non-Grab
services online), payments from subscription fees for deliveries and mobility offerings, value of buy transactions for wealth products and gross written premiums for insurance products.
The table below sets forth GMV per MTU for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Overall GMV per MTU	666	509	419	31%	21%

Partner Incentives and Consumer Incentives
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.
Partner Incentives
The table below sets forth partner incentives by segment for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Overall partner incentives	717	621	1,234	15%	(50)%
% of GMV	4%	5%	10%
Deliveries	602	466	477	29%	(2)%
Mobility	114	151	743	(25)%	(80)%
Financial Services	*	3	13	NM	(80)%
Enterprise & New Initiatives	*	2	1	NM	139%
Note:
*	Amounts less than $1 million
Consumer Incentives
The table below sets forth consumer incentives by segment for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Overall consumer incentives	1,065	616	1,117	73%	(45)%
% of GMV	7%	5%	9%
Deliveries	800	437	483	83%	(10)%
Mobility	82	100	394	(17)%	(75)%
Financial Services	80	80	244	NM	(67)%
Enterprise & New Initiatives	103	*	(5)	NM	NM
Note:
*	Amounts less than $1 million
Partner and Consumer Incentives
The table below sets forth partner and consumer incentives by segment for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Overall partner and consumer incentives	1,782	1,237	2,351	44%	(47)%
% of GMV	11%	10%	19%
Deliveries	1,402	903	960	55%	(6)%
Mobility	196	251	1,137	(22)%	(78)%
Financial Services	80	82	258	(2)%	(68)%
Enterprise & New Initiatives	103	2	(4)	NM	NM

Key Operating Metrics by Business Segment
Deliveries
The table below highlights key operating metrics which drive our revenue for the deliveries segment.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Revenue	148	5	(638)	NM	NM
Segment Adjusted EBITDA (1)	(130)	(211)	(809)	38%	74%
GMV (2)	8,530	5,468	2,947	56%	86%
MTUs (3) (monthly average in millions)	17.3	14.8	10.7	17%	38%
Commission rate (4)	18%	17%	11%
Partner incentives (5)	(602)	(466)	(477)	29%	(2)%
Consumer incentives (6)	(800)	(437)	(483)	83%	(10)%
Notes:
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls and fees, over the period of measurement.

(3)
MTUs means monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via our products, where transact means to have successfully paid for any of our products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period.

(4)
Commission rate is an operating metric, representing the total dollar value paid to us in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users,
as a percentage of GMV, over the period of measurement.

(5)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives amounted to $89 million, $64 million and $53 million for the years ended December 31, 2021, 2020 and 2019, respectively.

(6)	Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.
The revenue growth for our deliveries segment in 2020 and 2021 was driven by an increase in GMV for the same periods. For the year ended December 31, 2021, the revenue growth was partially offset by an increase in partner and consumer incentives. GMV for our deliveries segment is calculated as the sum of the total dollar value of the orders placed through our platform, including any applicable taxes, tips, tolls, delivery fees and platform and other fees. We generate revenue through commissions from driver- and merchant-partners, calculated as a percentage of the total dollar value and delivery fee of each GrabFood, GrabKitchen, GrabMart, and GrabExpress order. For GrabKios, we generate revenue by charging a commission on the total value of goods sold by GrabKios agents.

Mobility
The table below highlights key operating metrics which drive our revenue for the mobility segment.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Revenue	456	438	9	4%	NM
Segment Adjusted EBITDA (1)	345	307	(194)	13%	NM
GMV (2)	2,787	3,232	5,715	(14)%	(43)%
MTUs (3) (monthly average in millions)	11.4	14.6	24.7	(22)%	(41)%
Commission rate (4)	23%	21%	20%
Partner incentives (5)	(114)	(151)	(743)	(25)%	(80)%
Consumer incentives (6)	(82)	(100)	(394)	(17)%	(75)%
Notes:
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls and fees, over the period of measurement.

(3)
MTUs means monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via our products, where transact means to have successfully paid for any of our products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period.

(4)
Commission rate is an operating metric, representing the total dollar value paid to us in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users,
as a percentage of GMV, over the period of measurement.

(5)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives amounted to $66 million, $114 million and $464 million for the years ended December 31, 2021, 2020 and 2019, respectively.

(6)	Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.
Our mobility segment experienced revenue growth in 2020 and 2021. The reduced demand for mobility offerings due to the
COVID-19
pandemic was reflected in decreased GMV for the same periods. Despite challenging conditions, we continued to reduce partner and consumer incentives for the mobility segment in 2021, which drove the growth in revenue. GMV for our mobility segment is calculated as the sum of the total dollar value of rides taken on our platform, including any applicable taxes, tips, tolls, and fees. Revenue from lease payments from our rentals business is also included in our mobility segment financials. We generate revenue for each ride based on a commission as a percentage of the total cost of the ride, exclusive of tolls and taxes.
Financial Services
The table below highlights the key operating metrics which drive our revenue for the financial services segment.

($ in millions, unless otherwise stated)	Year Ended December 31,			2020-2021 % Change	2019-2020 % Change
	2021	2020	2019
Revenue	27	(10)	(229)	NM	95%
Segment Adjusted EBITDA (1)	(349)	(331)	(548)	(5)%	40%
Pre-InterCo TPV (2)	12,149	8,856	7,773	37%	14%
GMV (3)	4,591	3,748	3,579	22%	5%
MTUs (4) (monthly average in millions)	12.7	10.4	10.3	22%	1%
Commission rate (5)	2%	2%	1%
Partner incentives (6)	(* )	(3)	(13)	NM	(80)%
Consumer incentives (7)	(80)	(80)	(244)	NM	(67)%

Notes:
*	Amount less than $1 million.
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
Pre-InterCo TPV for the financial services segment is equivalent to the total payments volume, or TPV, processed through our platform for the financial services segment. TPV is the value of payments received from consumers, net of payment reversals, successfully completed through our platform.

(3)
GMV for the financial services segment is equivalent to the total payments volume, or TPV, processed through our platform for the financial services segment, excluding amounts from transactions between entities within the Grab group that are eliminated upon consolidation.

(4)
MTUs means monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via our products, where transact means to have successfully paid for any of our products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period.

(5)
Commission rate is an operating metric, representing the total dollar value paid to us in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users,
as a percentage of GMV, over the period of measurement.

(6)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives were less than $1 million, less than $1 million and $2 million for the years ended December 31, 2021, 2020 and 2019, respectively.

(7)	Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.
The revenue growth for our financial services segment in 2020 and 2021 was driven by an increase in GMV for the same periods with the roll-out
of new offerings.
Enterprise and New Initiatives
The table below highlights the key operating metrics which drive our revenue for the enterprise and new initiatives segment.

($ in millions, unless otherwise stated)	Year Ended December 31,						2020-2021 % Change	2019-2020 % Change
	2021		2020		2019
Revenue	44		36		13		22%	178%
Segment Adjusted EBITDA (1)	9		9		(3)		NM	NM
GMV (2)	153		44		9		248%	416%
Partner incentives (3)	(*	)	(2)		(*	)	NM	NM
Consumer incentives (4)	(103)		(*	)	5		NM	NM
Notes:
*	Amount less than $1 million
(1)	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls and fees, over the period of measurement.

(3)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives were less than $1 million for the years ended December 31, 2021, 2020 and 2019.

(4)	Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our enterprises and new initiatives segment in 2020 and 2021 was driven by an increase in GMV with the growth in services. The increase in consumer incentives in 2021 was primarily due to the introduction of Grab Marketing Services (GMS) in late 2020, where merchants purchase advertising services to participate in thematic/seasonal campaigns. We utilize consumer incentives to drive consumer engagement with participating merchants.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash and cash equivalents raised from transactions relating to the Business Combination, the issuance of convertible redeemable preference shares, loan facilities and equity financing at the subsidiary level.
As of December 31, 2021, our assets exceeded our liabilities by $8.0 billion. Our liabilities exceeded our assets by $6.3 billion as of December 31, 2020 and we incurred a net loss after tax of $3.6 billion and $2.7 billion for the years ended December 31, 2021 and 2020, respectively. In addition, we had accumulated losses of $14.4 billion as of December 31, 2021. To support our business plans, we raised funding primarily through a term loan facility and issuance of convertible redeemable preference shares. We secured additional liquidity with the closing of GHI’s first senior secured term loan facility, the Term Loan B Facility, in January 2021 of $2.0 billion that carries an interest rate based on cost of funds plus 4.5%. We also secured additional funding of approximately $45.3 million as part of its Series A financing round for Grab Financial Group for the year ended December 31, 2021. We raised $0.5 billion and $1.4 billion of cash during the years ended December 31, 2021 and 2020, respectively, through the issuance of convertible redeemable preference shares. We also incurred non-cash
interest expenses related to such convertible redeemable preference shares of $1.6 billion and $1.4 billion for the years ended December 31, 2021 and 2020, respectively. Such convertible redeemable preference shares were canceled and converted into the right to receive Ordinary Shares upon completion of the Business Combination in December 2021 and as a result, we no longer recognize any liability component nor any interest expense incurred with respect to such convertible redeemable preference shares.
Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value and are used to manage short-term commitments. Marketable securities consisted primarily of investment-grade corporate bonds. Restricted cash and non-current
deposits comprises deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection with certain contractual obligations and advances received in connection with our electronic wallet or
e-wallet
services. Our cash and cash equivalents are primarily denominated in U.S. Dollars as well as in local currencies of the markets where we operate.
We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date hereof. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating or financial covenants that restrict our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

($ in millions, unless otherwise stated)	Year Ended December 31,
	2021	2020	2019
Net cash flow	2,871	617	232
Net cash used in operating activities	(938)	(643)	(2,112)
Net cash provided by (used in) investing activities	(2,757)	(318)	393
Net cash provided by financing activities	6,566	1,578	1,951
Operating Activities
Net cash used in operating activities was $938 million for the year ended December 31, 2021, primarily consisting of $3.6 billion of loss for the year, adjusted for certain non-cash
items, which included a $1.7 billion finance cost mainly relating to convertible redeemable preference shares, non-cash
amortization of intangible assets mainly relating to a
non-compete
agreement of $236 million, depreciation expense of $109 million, financial assets impairment of $19 million, non-cash
share-based compensation expense of $357 million, listing expenses of $353 million and change in provisions of $15 million. This was offset by a change in finance income mainly relating to interest income on our debt investments of $65 million. The net change in operating assets and liabilities are primarily the result of a $181 million increase in trade and other receivables and $83 million increase in deposits, offset by a $137 million increase in trade and other payables. Additionally, there was a $3 million charge for taxes paid.
Net cash used in operating activities was $643 million for the year ended December 31, 2020, primarily consisting of $2.7 billion of loss for the year, adjusted for certain non-cash
items, which included a $1.5 billion finance cost mainly relating to convertible redeemable preference shares, non-cash
amortization of intangible assets mainly relating to a
non-compete
agreement of $261 million, depreciation expense of $126 million, non-cash
impairment of intangible assets and property, plant and equipment of $43 million, financial assets impairment of $63 million, non-cash
share-based compensation expense of $54 million, a
non-cash
charge to litigation provisions of $31 million, our share of loss of equity-accounted investees of $8 million, and loss on disposal of property, plant and equipment of $9 million. This was offset by a change in finance income mainly relating to interest income on our debt investments of $53 million. The net change in operating assets and liabilities are primarily the result of a $31 million decrease in trade and other receivables and a $42 million increase in trade and other payables. Additionally, there was a $7 million charge for taxes paid.
Net cash used in operating activities was $2.1 billion for the year ended December 31, 2019, primarily consisting of $4.0 billion of loss for the year, adjusted for certain non-cash
items, which included a $1.1 billion finance cost mainly relating to convertible redeemable preference shares and amortization of intangible assets mainly relating to a non-compete
agreement of $538 million, depreciation expense of $109 million, non-cash
impairment of intangible assets and property, plant and equipment of $60 million, financial assets impairment of $56 million and non-cash
share-based compensation expense of $34 million. This was offset by a change in finance income mainly relating to interest income on our debt investments of $85 million. The net change in operating assets and liabilities was primarily the result of a $75 million increase in trade and other receivables and a $181 million increase in trade and other payables. Additionally, there was a $8 million charge for tax paid.
Investing Activities
Net cash used in investing activities was $2.8 billion for the year ended December 31, 2021, primarily consisting $2.7 billion for the purchase of other investments and $16 million in share subscription in associates. Additionally, $85 million was used for the purchases of property, plant and equipment and intangible assets. These were offset by proceeds from the sale of property, plant and equipment of $25 million, proceeds from sale of an associate of $8 million and cash interest received of $28 million.
Net cash used in investing activities was $318 million in 2020, primarily consisting of $359 million for the purchase of investments and $30 million in the placement of certain restricted cash deposits. Additionally, $18 million used for the purchase of intangible assets and $22 million used for the purchases of property, plant and equipment were offset by proceeds from the sale of property, plant and equipment of $63 million and cash interest received of $51 million.
Net cash from investing activities was $393 million in 2019, primarily consisting of $579 million in proceeds from the sale of other investments, $79 million in cash interest received and $6 million in proceeds from the sale of property, plant and equipment offset by $42 million for the purchase of intangible assets, $98 million for the purchases of property, plant and equipment, $32 million for the acquisition of subsidiaries and non-controlling
interests and the placement of certain fixed restricted cash deposits of $99 million.

Financing Activities
Net cash provided by financing activities was $6.6 billion for the year ended December 31, 2021, primarily consisting of $4.4 billion in proceeds from the Business Combination, $2.0 billion in proceeds from borrowings, $463 million in proceeds from issuance of convertible redeemable preference shares, and an additional $443 million in proceeds from subscription of shares in subsidiaries by non-controlling
interests, $46 million from the proceeds of the exercising of share options, offset by $460 million in acquisition of non-controlling
interests without a change in control, $176 million in the repayment of long and short-term debt, $24 million for the payment of lease liabilities, $23 million for deposits pledged and $108 million for cash interest paid.
Net cash provided by financing activities was $1.6 billion in 2020, primarily consisting of $1.4 billion in proceeds from the issuance of convertible redeemable preference shares, and an additional $329 million attributed from proceeds from subscription of shares in a subsidiary by non-controlling
interests, $5 million from the proceeds of the exercising of share options and $8 million in proceeds from borrowings, offset by $106 million in the repayment of long and short-term debt, $30 million for the payment of lease liabilities and $17 million for cash interest paid.
Net cash provided by financing activities was $2.0 billion in 2019, primarily consisting of $1.9 billion in proceeds from the issuance of convertible redeemable preference shares, $6 million from the proceeds of the exercising of share options and an additional $327 million from proceeds from subscription of shares in a subsidiary by non-controlling
interests, offset by $69 million in the repayment of long and short-term debt, $28 million for the payment of lease liabilities, $203 million for the acquisition of non-controlling
interests without change in control and $20 million for cash interest paid.
Capital Expenditures
Our capital expenditures amounted to $85 million, $40 million and $140 million for the years ended December 31, 2021, 2020 and 2019, respectively. Our historical capital expenditures are primarily related to our facilities and procurement of our vehicles fleet, primarily across Singapore and Indonesia. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination Transactions and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.
Indebtedness
The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of December 31, 2021, 2020 and 2019:

($ in millions, unless otherwise stated)	As of December 31,
	2021	2020	2019
Current maturities of long-term liabilities
Bank loans and term loans	1,930	91	163
Long-term liabilities—net of current maturities
Bank loans and term loans	122	121	133

Total	2,052	212	296

We entered into a $2.0 billion senior secured term loan B facility (the “Term Loan B Facility”) in January 2021. Borrowings under the Term Loan B Facility bear interest at a floating rate equal to either, at our option, (i) a base rate, subject to a 2.00% floor, plus a margin of 3.50% per annum or (ii) a Eurodollar rate, subject to a 1.00% floor, plus a margin of 4.50% per annum. The Term Loan B Facility matures on January 29, 2026, and requires quarterly principal payments of 0.25% of the original principal amount per quarter through December 31, 2025, with any remaining balance payable on January 29, 2026. The term loan credit agreement in connection with the Term Loan B Facility contains certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens and fundamental changes. The Term Loan B Facility is secured by substantially all assets of GHI and certain of its subsidiaries and all proceeds and products of the foregoing. The Term Loan B Facility proceeds may be used for general corporate purposes of GHI and certain of its subsidiaries. As of December 31, 2021, $1.9 billion in principal amount and accrued interest was outstanding under the Term Loan B Facility.

As of December 31, 2021, we and our subsidiaries had available credit facilities of an aggregate of $2.1 billion, of which $2.1 billion was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness, including the Term Loan B Facility. Other than the Term Loan B Facility, a majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Malaysia, Singapore and Indonesia. These financings are on an arm’s-length
terms with an average duration of five years and interest rates of up to 11.50%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes. Among such facilities is an aggregate of approximately $283 million (the “Maybank Facilities”) entered into based on letters of blanket hire purchase facility with Malayan Banking Berhad, by one of our subsidiaries, Grab Rentals Pte. Ltd., of which approximately $39 million was drawn and outstanding as of December 31, 2021. The Maybank Facilities are secured against vehicles we rent to driver-partners in Singapore and have tiered interest rates ranging between 1.8% and 2.08% with an average duration of five years.
Contractual and Other Obligations
The following table summarizes our contractual obligations and commitments as of December 31, 2021:

($ in millions, unless otherwise stated)	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
Bank loans and term loans (1)	2,572	205	2,367	—
Lease liabilities commitments	197	23	58	116
Non-cancelable purchase obligations (2)	544	299	245	—

Total contractual obligations	3,313	527	2,670	116

Notes:
(1)	Each item includes expected interest payments.
(2)	Non-cancelable purchase obligations primarily pertain to the purchase of onboarding, data processing and technology platform infrastructure services.
We did not have during the periods presented, and we do not currently have, any off-balance
sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance
sheet arrangements or other contractually narrow or limited purposes.
Holding Company Structure
The parent company of our group, Grab Holdings Limited, is a Cayman Islands incorporated investment holding company. It facilitates group treasury activities and international financial transactions such as fund raising but does not have substantive business operations. We conduct our operations in Southeast Asia primarily through our subsidiaries and consolidated affiliated entities. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated affiliated entities. If our existing or future subsidiaries or consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, as determined in accordance with local regulations, our subsidiaries and consolidated affiliated entities in certain Southeast Asian markets may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Certain of the markets in which we have significant subsidiaries or consolidated affiliated entities, including Indonesia and Thailand, require those subsidiaries or consolidated affiliated entities to establish and fund statutory reserves. Indonesian laws require a limited liability company to reserve an unspecified amount from its net profit in any year for which the balance of retained earnings is positive as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital. Regulations in Thailand require a private limited liability company to allocate at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital. The legal reserve is not available for dividend distribution.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Our Approach” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.
D. Trend Information
Not applicable.
E. Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Notes 3.4, 4.1, 4.3, 4.9 and 4.11 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Name	Age	Position/Title
Anthony Tan Ping Yeow	40	Founder, Chairman and Chief Executive Officer
Tan Hooi Ling	38	Founder and Director
Maa Ming-Hokng	45	President
Alex Hungate	55	Chief Operating Officer
Peter Oey	51	Chief Financial Officer
Ong Chin Yin	47	Chief People Officer
John Rogers	53	Independent Director
Dara Khosrowshahi	52	Independent Director
Ng Shin Ein	47	Independent Director
Oliver Jay	38	Independent Director
Anthony Tan Ping Yeow
is our
co-founder
and has served as our Group Chief Executive Officer since our founding in 2012. Mr. Tan was named among Fortune’s 40 under 40 in 2016 and 2018, The Bloomberg 50 in 2017, Fast Company’s 100 Most Creative People in 2018 and Fortune’s World’s 50 Greatest Leaders list in 2021. He was also awarded the Nikkei Asia Prize in 2020. Mr. Tan received an MBA from Harvard Business School in 2011 and a B.A. with honors in economics and public policy from the University of Chicago in 2004. In his personal capacity, he supports a range of causes in the region such as Transform Cambodia, which rescues and protects street children and offers them healthcare, education and life skills.
Tan Hooi Ling
is our
co-founder
and, following her graduation from Harvard Business School in mid-2011
through the end of 2011, helped build and run our team in connection with the incorporation and launching of our business. Ms. Tan returned to our Company in April 2015 and served as our Chief Operating Officer until January 2022, overseeing critical pillars of our operations, including corporate strategy, technology (product, design, engineering, data science and analytics), user experience and people operations. Ms. Tan led high priority strategic and operational projections at Salesforce from February 2013 to March 2015, specializing in corporate strategy, corporate operations, pricing intelligence and monetization. Ms. Tan was previously a consultant at McKinsey & Company from January 2012 to January 2013 as an Associate, and from October 2006 to June 2009 as a Business Analyst, advising global corporations in Southeast Asia, North America, Latin America and Australia on corporate strategy and operations. Ms. Tan sits on the board of Wise (formerly TransferWise). Ms. Tan received an MBA from Harvard Business School in 2011 and a bachelor of engineering (mechanical) degree from the University of Bath in 2006.
Maa Ming-Hokng
has served as our Group President since September 2016, and is responsible for corporate development activities, including strategic partnerships and investment opportunities, managing our overall capital structure, and other corporate activities. Prior to joining us, Mr. Maa was responsible for Investments and M&A at Softbank from July 2014 to September 2016, where he helped oversee SoftBank’s investments in leading companies in the ride-sharing and
e-commerce
industries, including Softbank’s April 2015 Series D investment in Grab and additional Series F investment in September 2016. From June 2012 to June 2014, Mr. Maa was a Principal at Ancora Capital Management Pte Ltd, an Indonesian private equity firm focused on middle market growth equity investments. From August 2000 to June 2012, Mr. Maa was a Vice President at Goldman Sachs’ Merchant Banking Division, the firm’s global private equity group, and was based in Tokyo, New York and San Francisco. At Goldman Sachs, Mr. Maa managed investments across a wide spectrum of industries and served on the boards of several technology and media companies. From 1998 to 2000, Mr. Maa was an advanced computer systems engineer at the National Aeronautics and Space Administration (NASA). Mr. Maa received a master’s of science degree in 2000 and a bachelor of science degree in 1999, both in computer science and electrical engineering, from the Massachusetts Institute of Technology.

Alex Hungate
has served as our Chief Operating Officer since January 2022, with responsibility for leading the Mobility, Deliveries and Financial Services businesses across the group. Prior to joining us, Mr. Hungate served as President and Chief Executive Officer of SATS (SGX S58), with responsibility for leading the SATS group, where he had served since January 2014. Mr. Hungate joined the SATS board of directors as an independent director in July 2011, before becoming an executive director and a member of the board’s executive committee in July 2013. From August 2010 to July 2013, Mr. Hungate served as Chief Executive Officer of HSBC Singapore. Mr. Hungate joined HSBC in 2007 as Group Managing Director of Personal Financial Services and Marketing, based in London. Mr. Hungate also served as the Managing Director, Asia Pacific for Reuters, based in Hong Kong, from August 2005 to August 2007. Prior to serving as Managing Director, Mr. Hungate held various roles at Reuters, based in New York, between 1994 and 2005, culminating in
Co-Chief
Executive Officer, Americas and Global Chief Marketing Officer for Reuters. From September 1989 to July 1991, Mr. Hungate worked at Booz, Allen & Hamilton, a strategy consultancy, in London. Mr. Hungate serves as a board member of the Singapore Economic Development Board (EDB) and is also a member of the Future Economy Council. Mr. Hungate received a degree in engineering, economics and management from Oxford University in 1989 and graduated as a Baker Scholar from the MBA program at Harvard Business School in 1993.
Peter Oey
has served as our Chief Financial Officer since April 2020 and leads financial operations, corporate accounting and reporting, treasury, financial planning and analysis, investor relations, tax, Sarbanes-Oxley Act compliance and procurement. Prior to joining us, Mr. Oey served as Chief Financial Officer of LegalZoom.com, Inc., a platform of online legal solutions for small businesses and individuals, from December 2014 to April 2020. From March 2012 to November 2014, Mr. Oey served as Chief Financial Officer of Mylife.com, a U.S. consumer internet business. Between December 1996 and March 2012, Mr. Oey held several financial leadership positions at Activision Blizzard, Inc., a NASDAQ-listed interactive entertainment company, including serving as Vice President and Corporate Controller from February 2005 to March 2012, Senior Director of Finance, Europe from July 2000 to October 2001 and Director of Finance—Asia Pacific from December 1996 to June 2000. Mr. Oey received a bachelor’s degree in economics with a major in accounting from the University of Sydney in 1991 and is a certified practicing accountant registered in Australia.
Ong Chin Yin
has served as our Chief People Officer since November 2015, and leads the People Operations, Grabber Technology Solutions, Corporate Real Estate and Security teams. Prior to joining us, Ms. Ong was Regional HR Director—Asia, Middle East & Africa for DXC Technology from July 2014 to October 2015. Previously, Ms. Ong was Head of HR—Asia Pacific for Orange Business Services from December 2007 to June 2014. From 2005 to 2007, Ms. Ong was Director of Human Resources, Asia Pacific for F5 Networks. From 2003 to 2005, Ms. Ong was HR Manager, Greater China for Hyperion Solutions (acquired by Oracle). Ms. Ong obtained a Bachelor of Social Science (with Honors) and Psychology degree from the National University of Singapore in 1997.
John Rogers
has served on our board of directors since December 2021. Mr. Rogers has served as Chief Financial Officer of WPP plc and a member of its Board of Directors since February 2020. Mr. Rogers joined WPP plc from J Sainsbury plc where he served as Chief Executive Officer of Sainsbury’s Argos from September 2016 to October 2019, leading its integration into the Sainsbury’s business and its digital transformation into one of the UK’s leading online retailers. Prior to his appointment as Chief Executive Officer of Sainsbury’s Argos, Mr. Rogers was Chief Financial Officer of J Sainsbury plc from July 2010 to September 2016, responsible for its business strategy, new business development, Sainsbury’s Online and Sainsbury’s Bank, in addition to its core finance functions. He was a member of the J Sainsbury’s plc Board and the Sainsbury’s Bank Plc Board from July 2010 to October 2019. During his career at J Sainsbury plc, Mr. Rogers also held the positions of Property Director from 2008 to 2010, Director of Group Finance from 2007 to 2008 and Director of Corporate Finance from 2005 to 2007. Mr. Rogers was Group Finance Director of Hanover Acceptances Ltd from 1999 to 2005 and has held senior positions with Monitor Company from 1997 to 1999 and Arthur Andersen from 1991 to 1996. Mr. Rogers has served as a director of Kantar, one of the world’s leading data, insights and consultancy companies since January 2020. Mr. Rogers is also a member of The Prince’s Advisory Council for Accounting for Sustainability and sits on the UK Retail Sector Council, which acts as a point of liaison between the UK Government and retail sector. Mr. Rogers obtained a Master of Engineering and Associateship of the City and Guilds of London Institute in Electrical Engineering from Imperial College London in 1991 and a Master of Business Administration from INSEAD in 1997.

Dara Khosrowshahi
has served on GHI’s and then our board of directors since March 2018. Mr. Khosrowshahi has served as Chief Executive Officer of Uber since September 2017. Previously, Mr. Khosrowshahi served as President and Chief Executive Officer of Expedia, Inc., an online travel company, from August 2005 to August 2017. From August 1998 to August 2005, Mr. Khosrowshahi served in several senior management roles at IAC/InterActiveCorp, a media and internet company, including Chief Executive Officer of IAC Travel, a division of IAC/InterActiveCorp, from January 2005 to August 2005, Executive Vice President and Chief Financial Officer of IAC/InterActiveCorp from January 2002 to January 2005, and as IAC/ InterActiveCorp’s Executive Vice President, Operations and Strategic Planning, from July 2000 to January 2002. Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998. Mr. Khosrowshahi currently serves on the board of directors of Uber and Expedia Group. Mr. Khosrowshahi previously served as a member of the supervisory board of trivago, N.V., a global hotel search company, from December 2016 to September 2017, and previously served on the board of directors for the following companies: The New York Times Company, a news and media company, from May 2015 to September 2017, and TripAdvisor, Inc., an online travel company, from December 2011 to February 2013. Mr. Khosrowshahi obtained a B.S. in Electrical and Electronics Engineering from Brown University in 1991.
Ng Shin Ein
has served on GHI’s and then our board of directors since November 2020. Ms. Ng has served as a member of the board of directors of Starhub Limited, a telecom company listed on Singapore Exchange Limited (“SGX”), since September 2018. Ms. Ng has served as a member of the board of directors of Singapore Land Group Limited, a real estate company listed on the SGX, since January 2022. Ms. Ng has served as a member of the board of directors of CSE Global Limited, a global technology company listed on the SGX, since July 2020. Ms. Ng has served as a member of the board of directors of Avarga Limited, an investment holding company listed on the SGX with businesses in Southeast Asia and Canada focused on paper, power generation and building materials, since April 2013. Ms. Ng has also previously served as a member of the board of directors of NTUC Fairprice Cooperative Limited, a supermarket retailer, from 2008 to 2017, Eu Yan Sang Limited, a wellness company listed on the SGX from 2011 to 2016, and Yanlord Land Limited, a real estate company listed on the SGX from 2006 to 2021, respectively. She also served on the board of directors of Dreamscape Networks Limited, an Australian Securities Exchange (ASX)-listed technology company from 2018 to 2019, before it was acquired. Ms. Ng co-founded
and served as managing partner of Gryphus Capital Management Pte Ltd, a pan-Asian private equity firm in 2010. From 2003 to 2006, Ms. Ng worked at the SGX and also served on the IPO Approval Committee. Ms. Ng was admitted as an advocate and solicitor of the Singapore Supreme Court in 1998 and practiced as an M&A lawyer in Messrs. Lee & Lee. Ms. Ng also serves as Singapore’s
Non-Resident
Ambassador to the Republic of Hungary, a post she has held since 2015, and has served on the Board of Governors of the Singapore International Foundation since 2016. Ms. Ng holds a Bachelor of Laws (Honours) from Queen Mary and Westfield College, University of London, obtained in 1996 and a Postgraduate Diploma in Singapore Law from the National University of Singapore, obtained in 1997.
Oliver Jay
has served on GHI’s and then our board of directors since May 2015. From November 2016 to February 2022, Mr. Jay served as Chief Revenue Officer at Asana, a work management platform that helps teams organize, track, and manage their work, overseeing the company’s sales organization and international expansion efforts. From 2012 to October 2016, Mr. Jay worked at Dropbox, a cloud storage service that helps users create, access and share content, where he built and led the North America Online and Inside Business Sales teams and later served as the Head of Asia Pacific and Latin America. Mr. Jay received a B.A. from the University of Pennsylvania in 2005 and an MBA from Harvard Business School in 2011.

Board Diversity Matrix
The table below sets forth the board diversity matrix of our board of directors as of the date of this annual report pursuant to NASDAQ’s Board Diversity Rule.

Board Diversity Matrix (as of April 28, 2022)
Country of Principal Executive Offices:	Singapore

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	2	4	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0

LGBTQ+	0

Did Not Disclose Demographic Background	1
B. Compensation
Compensation of Directors and Executive Officers
In 2021, we paid an aggregate of S$4.6 million (approximately $3.5 million) in cash compensation and benefits in kind to our executive officers as a group. Our executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). We did not pay any cash compensation to our independent directors in 2021.
For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”
Employment Agreements and Indemnification Agreements
Mr. Tan is party to an employment agreement with us. Under the employment agreement, Mr. Tan serves as Founder, Chairman and Chief Executive Officer of the Company. The employment agreement provides for an initial term of employment of three years, with automatic two-year
renewals, upon mutual agreement between the parties on the terms and conditions of such renewal, and subject to earlier termination due to Mr. Tan’s death or disability, a termination by us with or without cause, or a resignation by Mr. Tan with or without good reason. In the event that Mr. Tan’s employment is terminated by us without cause, Mr. Tan resigns with good reason, or Mr. Tan’s employment is terminated due to his death or disability, Mr. Tan would be entitled to receive certain severance payments and benefits from us, subject to his entrance into an effective mutual release of claims and continued compliance with any applicable post-termination restrictive covenants (other than in the case of his death). Mr. Tan’s employment agreement also includes certain restrictive covenants, which include confidentiality and non-disclosure
restrictions,
non-competition
and
non-solicitation
restrictions that apply during the term and for certain periods following specified terminations of employment, an inventions assignment provision, and certain rights to indemnification by us.

Each of the other executive officers is party to an employment agreement with GrabTaxi Holdings Pte. Ltd., a subsidiary of the Company in Singapore. The employment of the other executive officers under these employment agreements is for an indefinite period, but may be terminated by the employer for cause at any time without advance notice or for any other reason by giving prior written notice or by paying certain compensation, and the executive officer may terminate his or her employment at any time by giving the employer prior written notice. The employment agreements with the other executive officers also include confidentiality and non-disclosure
restrictions and
non-competition
and
non-solicitation
restrictions that apply during employment for certain periods following termination of employment.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the Company.
Share Incentive Plans
2018 Equity Incentive Plan
In March 2018, GHI’s board of directors adopted, and its shareholders approved the GHI 2018 Equity Incentive Plan (the “2018 Plan”), which was most recently amended and restated in April 2019 and further amended in April 2021. The 2018 Plan provided for the issuance of up to an aggregate of 268,473,005 GHI Ordinary Shares, and as of December 1, 2021, under the 2018 Plan, 51,805,306 GHI Ordinary Shares remained available for grant, and options to purchase 40,750,290 GHI Ordinary Shares, RSUs underlying 51,343,196 GHI Ordinary Shares, and restricted shares with respect to 24,900,000 GHI Ordinary Shares were outstanding. Following the consummation of the Business Combination, no further awards were granted under the 2018 Plan. In addition, in connection with the Business Combination, all options, RSUs and restricted shares with respect to GHI Ordinary Shares that were outstanding under the 2018 Plan at the time of consummation of the Business Combination have been replaced by options, RSUs and restricted shares with respect to Class A Ordinary Shares (and in the case of the Key Executives, Class B Ordinary Shares)(collectively, the “Substitute Awards”) under our 2021 Plan. See “—2021 Equity Incentive Plan” for further information about the Substitute Awards.
2021 Equity Incentive Plan
In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Incentive Plan, which was amended and restated (as approved by our board of directors and our shareholders) in September 2021 (the “2021 Plan”). The 2021 Plan became effective on December 1, 2021. The following summarizes the material terms of the 2021 Plan. Shares Subject to the Plan. Initially, the maximum number of Ordinary Shares that may be issued under the 2021 Plan after it becomes effective is seven percent (7%) of the total number of Ordinary Shares that were outstanding (on a fully diluted basis) upon consummation of the Business Combination plus the number of ordinary shares that remained available for grant under the 2018 Plan immediately prior to the consummation of the Business Combination, which maximum number is equal to 342,568,055. In addition, the number of Ordinary Shares reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to five percent (5%) of the total number of Ordinary Shares that are outstanding (on a fully diluted basis) on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or a committee thereof. For January 1, 2022, the Compensation Committee determined that there shall be no increase in the number of Ordinary Shares that may be issued under the 2021 Plan. As of February 28, 2022, under the 2021 Plan, 336,270,464 Ordinary Shares remained available for grant, and RSUs underlying 6,297,591 Class A Ordinary Shares were outstanding. With respect to the Substitute Awards, as of February 28, 2022, options to purchase 11,196,848 Class A Ordinary Shares and 31,039,136 Class B Ordinary Shares, RSUs underlying 62,372,726 Class A Ordinary Shares and 164,532 Class B Ordinary Shares, and restricted shares with respect to 32,451,890 Class B Ordinary Shares were outstanding. To the extent that any Substitute Awards expire or are terminated prior to exercise, the shares reserved for issuance pursuant thereto will not become available for issuance under the 2021 Plan.

If an award (or any portion thereof) expires or otherwise terminates without all shares covered by the award having been issued or is settled in cash, such expiration, termination or settlement will not reduce the number of Ordinary Shares that may be available for issuance under the 2021 Plan. Any Ordinary Shares issued pursuant to an award that are forfeited or repurchased, and any Ordinary Shares reacquired in satisfaction of any tax withholding on an award or reacquired in satisfaction of the exercise or purchase price of an award, will become available for issuance under the 2021 Plan.
In connection with certain corporate transactions with another entity, awards under the 2021 Plan may be granted in substitution for any options or other share or share-based awards granted before such corporate transaction by such other entity, and any such substitute awards will not count against the share reserve under the 2021 Plan. All awards under the 2021 Plan may be granted for Class A Ordinary Shares. Only awards made to the Key Executives under the 2021 Plan that replace such Key Executive’s outstanding options, restricted share units, and restricted shares under the 2018 Plan in connection with the consummation of the Business Combination and any other awards granted to the Key Executives under the 2021 Plan may be granted for Class B Ordinary Shares.
Capitalization Adjustment
. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding share awards.
Types of Awards
. The 2021 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units (“RSUs”) and other awards.
Eligibility
. Employees, directors and consultants of the Company and its subsidiaries and affiliates are eligible to participate in the 2021 Plan. I
Non-Employee
Director Compensation Limit
. Beginning with calendar year 2022, the aggregate value of all new compensation granted or paid to any non-employee
director with respect to any calendar year, including share awards granted and cash fees paid by the Company to such non-employee
director, will not exceed $750,000 in total value, or in the event such non-employee
director is first appointed or elected to the board during such calendar year, $1,000,000 in total value (in each case, calculating the value of any such share awards based on the grant date fair value of such share awards for financial reporting purposes).
Plan Administration
. Our compensation committee, as delegated by the board of directors, administers the 2021 Plan. The administrator determines the participants to receive awards, when and how awards will be granted, the type of award to be granted, the number of awards to be granted, and the other terms and conditions of each award. The administrator may delegate certain authorities under the 2021 Plan to one or more officers of GHL.
Award Agreements
. Awards granted under the 2021 Plan are evidenced by award agreements that set forth, consistent with the 2021 Plan, the terms, conditions and limitations for each award.
Conditions of Awards
. The administrator determines the provisions, terms and conditions of each award granted under the 2021 Plan, including but not limited to the vesting schedule of the awards.
Change in Control
. In the event of a change in control, the administrator may take one or more of the following actions with respect to outstanding awards under the 2021 Plan: arrange for the surviving or acquiring corporation to assume or continue or substitute the award, arrange for the assignment or lapse of any reacquisition or repurchase rights, accelerate the vesting, cancel any award that is unvested or not exercised in exchange for such cash consideration (if any) as determined by the administrator, and make a payment (in such form as determined by the administrator) equal to the excess (if any) of the value the participant would have received upon the exercise of the award immediately prior to the change in control over any exercise price payable by such holder.
Termination
. Unless suspended or terminated earlier, the 2021 Plan has a term of ten years from April 12, 2021. Our board of directors has the authority to suspend or terminate the 2021 Plan at any time; provided, however, that no such suspension or termination may impair the rights and obligations under any awards previously granted without the written consent of the participant.

2021 Equity Stock Purchase Plan
In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Stock Purchase Plan (the “ESPP”). The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Internal Revenue Code (the “Code”) and a
non-Section
423 component, which need not qualify under Section 423 of the Code. The ESPP became effective on December 1, 2021. The following summarizes the material terms of the ESPP.
Shares Subject to the Plan
. Initially, the maximum number of Class A Ordinary Shares that may be issued under the ESPP after it becomes effective is two percent (2%) of the total number of Ordinary Shares that are outstanding upon consummation of the Business Combination, which maximum number is equal to 74,821,802. In addition, the number of Class A Ordinary Shares reserved for issuance under the ESPP will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to one percent (1%) of the total number of Ordinary Shares that are outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the administrator. For January 1, 2022, the administrator determined that there shall be no increase in the number of Class A Ordinary Shares reserved for issuance under the ESPP.
Plan Administration
. Our board of directors or, as delegated by the board of directors, the compensation committee of the board of directors, administers the ESPP. The administrator may delegate certain authorities under the ESPP to one or more officers.
Eligibility
. Employees and other service providers of the Company and its designated subsidiaries and affiliates are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the administrator. However, an employee may not be granted rights to purchase shares under the 423 Component of the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of ordinary shares.
Participation
. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not accrue the right to purchase Class A Ordinary Shares under the ESPP at a rate that exceeds $25,000 in fair market value of Class A Ordinary Shares (determined at the time the option is granted) (or in the case of the non-Section
423 component, such other amount as may be determined by the administrator) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code).
Offering
. Under the ESPP, participants are offered the option to purchase Class A Ordinary Shares at a discount during an offering period. The length of offering periods under the ESPP will be determined by the administrator and may be up to 27 months long. Payroll deductions will be used to purchase Class A Ordinary Shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the administrator. Offering periods under the ESPP will commence when determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods.
The option purchase price will be the lower of not less than 85% of the closing trading price of a Class A Ordinary Share on the first day of an offering period in which a participant is enrolled or not less than 85% of the closing trading price of a Class A Ordinary Share on the purchase date, which will occur on the last day of each purchase period.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will receive a refund of the participant’s account balance in cash without interest. A participant may also decrease (but not increase) his or her payroll deduction authorization once during any purchase period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.
Transferability
. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.
Certain transactions
. In the event of certain transactions or events affecting the Class A Ordinary Shares, such as any share dividend, share split, reverse share split, split-up,
recapitalization, merger, consolidation, reorganization, or other capital change, the administrator will make appropriate adjustments to the ESPP and outstanding rights. In addition, in the event of certain significant transactions, including a change in control, the administrator may (1) if the Company is merged with or acquired by another corporation, provide that each outstanding option will be assumed or exchanged for a substitute option granted by the acquirer or successor corporation or by a parent or subsidiary of the acquirer or successor corporation, (2) cancel each outstanding option and return the balances to the accounts of the participants, without interest, and/or (3) terminate the offering period on or before the date of the proposed sale, merger or similar transaction and provide that any outstanding options will be exercisable either on the purchase date for the applicable offering period or an earlier date as the administrator may specify or return the balances to the accounts of the participants, without interest.
Plan amendment; termination
. The administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval of any amendment to the ESPP must be obtained within 12 months before or after any amendment that would be treated as the adoption of a new plan for purposes of Section 423. The ESPP will terminate on December 1, 2031.
Option, RSU and Restricted Share Grants
As of February 28, 2022, there were a total of 69,778,270 Ordinary Shares underlying grants of outstanding options, RSUs and restricted shares that were held by the executive officers and directors as a group, which included the following:

•
Anthony Tan Ping Yeow had (x) outstanding options to purchase a total of 12,130,207 Class B Ordinary Shares, with per-share
exercise price of $1.90, grant date of December 31, 2019, and expiration date of December 31, 2029, and (y) outstanding restricted shares with respect to a total of 16,942,754 of Class B Ordinary Shares with a grant date of April 11, 2021;

•
Tan Hooi Ling who owned less than 1% of the outstanding Ordinary Shares on an as converted basis, had (x) outstanding options to purchase Class B Ordinary Shares, with a per-share
exercise price of $1.90, grant dates that range from December 24, 2019 to December 31, 2019, and expiration dates that range from December 24, 2029 to December 31, 2029, and (y) outstanding restricted shares with respect to Class B Ordinary Shares with a grant date of April 11, 2021;

•
Maa Ming-Hokng, who owned less than 1% of the outstanding Ordinary Shares on an as converted basis, had (x) outstanding options to purchase Class B Ordinary Shares, with per-share
exercise prices that range from $0.67 to $4.03, grant dates that range from November 24, 2017 to December 28, 2020, and expiration dates that range from November 23, 2027 to December 28, 2030, (y) outstanding RSUs with respect to Class B Ordinary Shares with grant dates that range from April 30, 2018 to May 28, 2019, and (z) outstanding restricted shares with respect to Class B Ordinary Shares with a grant date of April 11, 2021;

•
Peter Oey, who owned less than 1% of the outstanding Ordinary Shares on an as converted basis, had outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from April 30, 2020 to April 11, 2021;

•
Ong Chin Yin, who owned less than 1% of the outstanding Ordinary Shares on an as converted basis, had (x) outstanding options to purchase Class A Ordinary Shares, with per-share
exercise prices that range from $0.48 to $2.32, grant dates that range from August 26, 2016 to September 19, 2020, and expiration dates that range from August 25, 2026 to December 13, 2029, and (y) outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from October 23, 2018 to April 11, 2021;

•	Alex Hungate, who owned less than 1% of the outstanding Ordinary Shares on an as converted basis, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of February 15, 2022;

•	John Rogers did not have any outstanding options, RSUs or restricted shares in respect of Ordinary Shares;

•	Dara Khosrowshahi did not have any outstanding options, RSUs or restricted shares in respect of Ordinary Shares;

•	Ng Shin Ein, who owned less than 1% of the outstanding Ordinary Shares on an as converted basis, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of January 28, 2021; and

•	Oliver Jay, who owned less than 1% of the outstanding Ordinary Shares on an as converted basis, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of March 10, 2021.
C. Board Practices
Board of Directors
Our board of directors consists of six directors as of the date of this annual report. Of these six directors, four are independent. These four independent directors were selected and approved by GHI’s nominating committee through a process that sought to find diversity of experience, expertise and perspectives, as well as deep understandings of different businesses, practices and markets relevant to our operations. The number of directors may be increased to up to nine or reduced to any number smaller than nine, if and as determined by the holders of a majority of the Class B Ordinary Shares, voting exclusively and as a separate class. A director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of the directors. No non-employee
director has a service contract with us that provides for benefits upon termination of service.
Duties of Directors
Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.
Terms of Directors and Executive Officers
A majority of our directors are nominated and appointed by the holders of Class B Ordinary Shares voting exclusively and as a separate class. The balance of our directors is elected by the holders of Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. No director is subject to a term of office and each will hold office until the earliest to occur of the following: (a) the director’s successor has been elected; (b) the director dies, becomes bankrupt or makes any arrangement or composition with his or her creditors; (c) (i) with respect to any director other than Mr. Tan, a licensed medical practitioner who has evaluated that director gives a written opinion to us stating he or she has become physically or mentally incapable of acting as a director and may remain so for more than three months or (ii) with respect to Mr. Tan, a licensed medical practitioner determines that Mr. Tan has a permanent and total disability so that he is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months; (d) such director resigns his or her office by notice in writing to us; or (e) such director is removed as described in the following paragraph.
Any director may be removed from office at any time before the expiration of his or her term by ordinary resolution of the holders of Ordinary Shares voting together as a single class; provided that any Class B Director may be removed only by the holders of Class B Ordinary Shares, voting exclusively and as a separate class.
Our officers are elected by and serve at the discretion of the board of directors.

Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating committee. Each committee’s members and functions are described below.
Audit Committee
The audit committee consists of John Rogers, Ng Shin Ein and Oliver Jay. Ng Shin Ein is the chairperson of the audit committee. John Rogers satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of John Rogers, Ng Shin Ein and Oliver Jay satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule
10A-3
of the Exchange Act.
The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

•	overseeing the relationship with our independent auditors, including:

•	appointing, retaining and determining the compensation of our independent auditors;

•	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

•	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

•	reviewing at least annually the qualifications, performance and independence of the independent auditors;

•
reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by us and all other material written communications between the independent auditors and management; and

•	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

•
overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

•	reviewing and recommending all related party transactions to our board of directors for approval, and reviewing and approving all changes to our related party transactions policy;

•	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of our internal controls;

•	overseeing risks and exposure associated with financial matters; and

•
establishing and overseeing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee
The compensation committee consists of Mr. Tan, Ng Shin Ein and Oliver Jay. Oliver Jay is the chairperson of the compensation committee. Each of Ng Shin Ein and Oliver Jay satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules.
The compensation committee is responsible for, among other things:

•
reviewing at least annually the goals and objectives of our executive compensation plans, and amending, or recommending that our board of directors amend, these goals and objectives if the committee deems it appropriate;

•
reviewing at least annually our executive compensation plans in light of our goals and objectives with respect to such plans, and, if the committee deems it appropriate, adopting, or recommending to our board of directors the adoption of, new, or the amendment of existing, executive compensation plans;

•
evaluating at least annually the performance of our executive officers in light of the goals and objectives of our compensation plans, and determining and approving the compensation of such executive officers, provided that Mr. Tan shall not participate in such determination and approval relating to him personally;

•	evaluating annually the appropriate level of compensation for our board of directors and committee service by non-employee directors;

•
reviewing and approving any severance or termination arrangements to be made with any executive officer, provided that Mr. Tan shall not participate in such determination and approval relating to him personally;

•	reviewing perquisites or other personal benefits to executive officers and directors and recommend any changes to our board of directors; and

•	administering our equity plans.
Nominating Committee
The nominating committee consists of Mr. Tan and Oliver Jay. Mr. Tan is the chairperson of the nominating committee. The nominating committee assists the board of directors in evaluating nominees other than the Class B Directors to the board of directors and its committees. In addition, the nominating committee is responsible for, among other things:

•	reviewing annually with the board of directors the characteristics such as knowledge, skills, qualifications, experience and diversity of directors other than the Class B Directors;

•	overseeing director training and development programs; and

•
advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken.

Foreign Private Issuer Status
We are an exempted company limited by shares incorporated in 2021 under the laws of the Cayman Islands. We report under the Exchange Act as a
non-U.S.
company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public
information by issuers.

We will be required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

We are a
non-U.S.
company with foreign private issuer status and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. Among other things, we are not required to have:

•	a majority-independent board of directors;

•	a compensation committee consisting of independent directors;

•	a nominating committee consisting of independent directors; or

•	regularly scheduled executive sessions with only independent directors each year.
Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, we intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ applicable to U.S. domestic public companies.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices—compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including the Founder, Chairman and Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer and Chief People Officer. Relevant sections of the code also apply to members of our board of directors. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in our code when providing goods and services to us or acting on our behalf.
D. Employees
Our employees are critical to our success and have scaled in line with the growth of the business. As such, we focus on cultivating a values-driven corporate culture anchored around the principles “4 Hs” being heart, hunger, honor and humility, which serve to guide our employees towards our mission to drive Southeast Asia forward by creating economic empowerment for everyone. Each of the “4 Hs” is demonstrated daily through a set of behaviors that define The Grab Way:

•
Heart
: To serve Grab’s communities, we aim to take a long-term view to understanding and balancing the needs of our driver- and merchant-partners and the consumers on our platform and gain strength through teamwork as one organization rather than focusing on individual functions or business lines.

•	Hunger : We value dedication, drive and adaptability in responding to our challenges in creative ways and encourage our people to learn from mistakes, seek feedback and provide help to others.

•	Honor : Integrity is a key enabler of our mission for all our stakeholders, and we strive to build successful marketplaces grounded in trust.

•	Humility : We recognize that there is always room for growth and seek to learn from consumers, partners, communities and employees.
We firmly believe that The Grab Way fosters a collaborative, innovative and respectful work environment that makes Grab one of the best places to work in Southeast Asia. The following table indicates the distribution of our full-time employees by function as of December 31, 2021:

Function	Number of Employees
General and administrative	1,084
Sales and marketing	807
Operations and support	4,086
Research and development	2,857
Total	8,834

In addition, as of December 31, 2021, we had 229 fixed-term contract employees and 7,282 temporary agency workers. Our employee relations are strong, and we consistently gather ground-up
employee feedback through engagement surveys. None of our employees are represented by a labor union.
E. Share Ownership
Ownership of the Company’s shares by its directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of February 28, 2022 by:

•	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. Each Class A Ordinary Share carries one vote, and each Class B Ordinary Share carries forty-five (45) votes.
The percentage of our Ordinary Shares beneficially owned is computed on the basis of 3,701,072,376 Class A Ordinary Shares and 130,198,761 Class B Ordinary Shares issued and outstanding as of February 28, 2022, and does not include the 25,999,981 Class A Ordinary Shares issuable upon the Warrants outstanding as of February 28, 2022.

	Class A Ordinary Shares	Class B Ordinary Shares		% of Total Ordinary Shares		% of Voting Power (2)
Directors and Executive Officers (1)
Anthony Tan Ping Yeow	—	136,775,320	(3)	3.6	% (3)	62.4	% (3)
Tan Hooi Ling	—	28,881,841	(4)	—	(4)	—	(4)
Ming-Hokng Maa	—	17,673,393	(5)	—	(5)	—	(5)
Alex Hungate	—	—		—		—
Peter Oey	*	—		*		*
Ong Chin Yin	*	—		*		*
John Rogers	—	—		—		—
Dara Khosrowshahi	—	—		—		—
Ng Shin Ein	*	—		*		*
Oliver Jay	*	—		*		*
All executive officers and directors as a group (nine individuals)	2,790,370	136,775,320		3.6%		62.5%
Principal Shareholders
SVF Investments (UK) Limited (6)	699,175,218	—		18.3%		7.3%
Uber Technologies, Inc.	535,902,982	—		14.0%		5.6%
Didi Chuxing (7)	280,175,307	—		7.3%		2.9%
Toyota Motor Corp	222,906,079	—		5.8%		2.3%

*	Less than 1% of the total number of outstanding Ordinary Shares
(1)	The business address for the directors and executive officers of the Company is 3 Media Close, #01-03/06, Singapore 138498.
(2)
For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Ordinary Shares as a single class. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote and each Class B Ordinary Share will be entitled to 45 votes. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances.

(3)
Consists of (i) 71,419,219 Class B Ordinary Shares held by Mr. Tan; (ii) 18,800,867 Class B Ordinary Shares held by Hibiscus Worldwide Ltd., a Cayman limited company (“Hibiscus”), and deemed beneficially owned by Mr. Tan pursuant to the shareholders’ deed dated April 12, 2021 (the “Shareholders’ Deed”), by and among GHL, Altimeter Growth Holdings, Grab Holdings Inc., the Key Executives and certain entities related to Mr. Tan, pursuant to which, among other things, the Key Executives other than Mr. Tan and certain entities related to such Key Executives or Mr. Tan (the “Covered Holders”) irrevocably appointed Mr. Tan as attorney-in-fact and
proxy to, among other things, vote such Covered Holder’s Class B Ordinary Shares on their behalf; (iii) options exercisable within 60 days held by Ms. Tan to acquire 3,326,734 Class B Ordinary Shares and 25,555,107 Class B Ordinary Shares held by Ms. Tan, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed; and (iv) 14,423,568 Class B Ordinary Shares held by trusts created by Mr. Maa for which he is the trustee (the “Maa Trusts”) and options exercisable within 60 days held by Mr. Maa to acquire 3,249,825 Class B Ordinary Shares, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed. Also pursuant to the Shareholders’ Deed, Ms. Tan, Mr. Maa and any trusts created by Ms. Tan or Mr. Maa irrevocably appoints Mr. Tan as attorney-in-fact and
proxy to vote all of their Class B Ordinary Shares.

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
To our knowledge, as of February 28, 2022, 1,887,525,565 Class A Ordinary Shares, or 51.0% of the total outstanding Class A Ordinary Shares, were held by 159 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of February 28, 2022, 14,423,568 Class B Ordinary Shares representing 11.1% of the total issued and outstanding Class B Ordinary Shares, were held by two record holders in the United States, which are the Maa Trusts.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions
Business Combination
On December 1, 2021 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of April 12, 2021, as amended from time to time (the “Business Combination Agreement”), by and among the Company, Altimeter Growth Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“AGC”), J2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of GHL (“AGC Merger Sub”), J3 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of GHL (“Grab Merger Sub”) and Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“GHI”). Pursuant to the Business Combination Agreement, (i) AGC merged with and into AGC Merger Sub, with AGC Merger Sub surviving and remaining as a wholly-owned subsidiary of GHL (the “Initial Merger”) and (ii) following the Initial Merger, Grab Merger Sub merged with and into GHI, with GHI being the surviving entity and becoming a wholly-owned subsidiary of GHL (the “Acquisition Merger”, and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).
The Business Combination Agreement contained customary representations and warranties and pre-
and post-closing covenants of each party and customary closing conditions.
The Initial Merger
As a result of the Initial Merger, at the Initial Merger Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of AGC and AGC Merger Sub become the property, rights, privileges, agreements, powers and franchises, liabilities and duties of AGC Merger Sub as the surviving company, and AGC Merger Sub thereafter became a wholly-owned subsidiary of the Company and the separate corporate existence of AGC ceased to exist, (ii) each issued and outstanding security of AGC immediately prior to the Initial Merger Effective Time was canceled in exchange for or converted into securities of GHL as set out below, (iii) the board of directors and officers of AGC Merger Sub and AGC ceased to hold office, and the board of directors and officers of AGC Merger Sub was changed as determined by us, (iv) AGC Merger Sub’s memorandum and articles of association was amended and restated to read in their entirety in the form attached as Exhibit J to the Business Combination Agreement, and (v) our memorandum and articles of association was amended and restated to read in their entirety in the form attached as Exhibit L to the Business Combination Agreement.
Subject to the terms and conditions of the Business Combination Agreement, at the Initial Merger Effective Time:

•
each AGC Unit issued and outstanding immediately prior to the Initial Merger Effective Time was automatically separated and the holder thereof was deemed to hold one AGC Class A Ordinary Share and one-fifth
of an AGC Warrant;

•
immediately following the separation of each AGC Unit, each (a) AGC Class A Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time was canceled in exchange for the right to receive one Class A Ordinary Share, and (b) AGC Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time was canceled in exchange for the right to receive one Class A Ordinary Share;

•
each AGC Warrant outstanding immediately prior to the Initial Merger Effective Time ceased to be a warrant with respect to AGC Shares and was assumed by the Company and converted into a warrant to purchase one Class A Ordinary Share, subject to substantially the same terms and conditions prior to the Initial Merger Effective Time in accordance with the provisions of the Assignment, Assumption and Amendment Agreement; and

•	the single Ordinary Share outstanding immediately prior to the Initial Merger Effective Time was canceled for no consideration.

The Acquisition Merger
Following the Initial Merger, as a result of the Acquisition Merger, at the Acquisition Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Grab Merger Sub and GHI become the assets and liabilities of GHI as the surviving company, and GHI became as a wholly-owned subsidiary of the Company and the separate corporate existence of Grab Merger Sub ceased to exist, (ii) each issued and outstanding security of GHI immediately prior to the Acquisition Effective Time was canceled in exchange for or converted into securities of GHL as set out below, (iii) each share of Grab Merger Sub issued and outstanding immediately prior to the Acquisition Effective Time was automatically be converted into one ordinary share of the surviving company, (iv) the board of directors and officers of Grab Merger Sub ceased to hold office, and the board of directors and officers of GHI was changed as determined by us and (v) GHI’s memorandum and articles of association was amended and restated to read in their entirety in the form attached as Exhibit K to the Business Combination Agreement.
Subject to the terms and conditions of the Business Combination Agreement, at the Acquisition Effective Time:

•
each GHI Ordinary Share and GHI Preferred Share (other than GHI Key Executive Shares, GHI Restricted Stock, GHI Key Executive Restricted Stock, GHI Dissenting Shares and GHI treasury shares) issued and outstanding immediately prior to the Acquisition Effective Time was canceled in exchange for the right to receive such fraction of a newly issued Class A Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding up to the nearest whole Class A Ordinary Share;

•
each GHI Key Executive Share (other than GHI Key Executive Restricted Stock and GHI Dissenting Shares) issued and outstanding immediately prior to the Acquisition Effective Time was canceled in exchange for the right to receive such fraction of a newly issued Class B Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding up to the nearest whole Class A Ordinary Share;

•
each GHI Option outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by GHL and converted into an option to purchase the number of Class A Ordinary Shares equal to (i) the number of GHI Ordinary Shares subject to such GHI Option immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, became subject to substantially the same terms and conditions as were applicable to such GHI Option immediately prior to the Acquisition Effective Time;

•
each GHI Key Executive Option outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by GHL and converted into an option to purchase the number of Class B Ordinary Shares equal to (i) the number of GHI Ordinary Shares subject to such GHI Key Executive Option immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, became subject to substantially the same terms and conditions as were applicable to such GHI Key Executive Option immediately prior to the Acquisition Effective Time;

•
each award of GHI Restricted Stock outstanding immediately prior to the Acquisition Effective Time was automatically converted into an award of restricted Class A Ordinary Shares equal to (i) the number of GHI Shares subject to the GHI Restricted Stock award immediately before the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, became subject to substantially the same terms and conditions as were applicable to such award of GHI Restricted Stock immediately prior to the Acquisition Effective Time;

•
each award of GHI Key Executive Restricted Stock outstanding immediately prior to the Acquisition Effective Time was automatically converted into an award of restricted Class B Ordinary Shares equal to (i) the number of GHI Shares subject to the GHI Key Executive Restricted Stock award immediately before the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, became subject to substantially the same terms and conditions as were applicable to such award of GHI Key Executive Restricted Stock immediately prior to the Acquisition Effective Time;

•
each GHI RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by GHL and converted into an award of restricted share units representing the right to receive the number of Class A Ordinary Shares equal to (i) the number of GHI Ordinary Shares subject to such GHI RSU immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, became subject to substantially the same terms and conditions as were applicable to such GHI RSU immediately prior to the Acquisition Effective Time; and

•
each GHI Key Executive RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by GHL and converted into an award of restricted share units representing the right to receive the number of Class B Ordinary Shares equal to (i) the number of GHI Ordinary Shares subject to such GHI Key Executive RSU immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, became subject to substantially the same terms and conditions as were applicable to such GHI Key Executive RSU immediately prior to the Acquisition Effective Time.

Related Agreements
This section describes the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety.
PIPE Financing (Private Placement)
Substantially concurrently with the execution of the Business Combination Agreement, (i) the Company, AGC and the PIPE Investors entered into PIPE Subscription Agreements pursuant to which the PIPE Investors committed to subscribe for and purchase, in the aggregate, 326,500,000 Class A Ordinary Shares for $10 per share, for an aggregate purchase price equal to $3.265 billion; (ii) AGC, Sponsor Affiliate and the Company entered into a subscription agreement pursuant to which Sponsor Affiliate has committed to subscribe for and purchase 57,500,000 Class A Ordinary Shares for $10.00 per share for an aggregate purchase price equal to $575 million; and (iii) AGC, Sponsor Affiliate and the Company entered into the Backstop Subscription Agreement pursuant to which Sponsor Affiliate agreed to backstop SPAC Share Redemptions (as defined in the Business Combination Agreement), and to the extent such backstop is required will subscribe for and purchase that number of Class A Ordinary Shares to be determined in accordance with the terms of the Backstop Subscription Agreement for $10 per share.
GHI Voting, Support and
Lock-Up
Agreements
Concurrently with the execution of the Business Combination Agreement, the Company, AGC, GHI and certain of the shareholders of GHI at the time entered into voting support and lock-up
agreements (the “GHI Shareholder Support Agreements”), pursuant to which certain shareholders at the time who hold an aggregate of at least 67% of the outstanding GHI voting shares (on an as converted basis) agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of GHI called to seek approval of the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to vote in favor of the transactions contemplated by the Business Combination Agreement and other transaction proposals, (c) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal, (d) to not sell or transfer any of their shares prior to the Closing, (e) with respect to certain shareholders, to not transfer their shares during certain periods of time following the Closing, and (f) with respect to the Key Executives, not to transfer certain shares for three years following the closing, subject to certain exceptions.
On March 14, 2022, our key executives, namely, Anthony Tan, Hooi Ling Tan, Ming Maa, Peter Oey, Chin Yin Ong and Alex Hungate, entered into a deed in favor of GHL to extend the term of the lock-up
with respect to their respective shares for which the
lock-up
was initially scheduled to expire on May 30, 2022 in the voting support and lock-up
agreement and deed No. 1 dated April 12, 2021. In the case of Mr. Hungate, who joined us after the execution of the initial lock-up,
the new
lock-up
will apply to any shares that vest prior to the new extension date. The extended lock-up,
which is due to expire on May 30, 2023, is on substantially the same terms as the lock-up
that was due to expire on May 30, 2022.

For further details regarding Ordinary Shares subject to the lock-up,
see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Company’s Securities—Future resales of our Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares and Warrants to drop significantly, even if our business is doing well.”
Sponsor Support and
Lock-Up
Agreement
Concurrently with the execution of the Business Combination Agreement, AGC, Sponsor, the Company and GHI entered into a voting support agreement (the “Sponsor Support Agreement”), pursuant to which Sponsor agreed, among other things and subject to the terms and conditions set forth therein: (a) to vote in favor of the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to waive the anti-dilution rights it held in respect of the AGC Shares under AGC’s amended and restated memorandum and articles of association, (c) to appear at the Extraordinary General Meeting for purposes of constituting a quorum, (d) to vote against any proposals that would materially impede the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (e) not to redeem any AGC Shares held by Sponsor, (f) not to amend that certain letter agreement between AGC, Sponsor and certain other parties thereto, dated as of September 30, 2020, (g) not to transfer any AGC Shares held by Sponsor, (h) to release AGC, GHL, GHI and its subsidiaries from all claims in respect of or relating to the period prior to the closing, subject to the exceptions set forth therein (with GHI agreeing to release the Sponsor and AGC on a reciprocal basis) and (i) to agree to a lock-up
of its Class A Ordinary Shares a during the period of three years from the Closing. For further details regarding Ordinary Shares subject to the lock-up,
see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Company’s Securities—Future resales of our Ordinary Shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares and Warrants to drop significantly, even if our business is doing well.”
Shareholders’ Deed
Concurrently with the execution of the Business Combination Agreement, the Company entered into the Shareholders’ Deed, with Sponsor, GHI and the Key Executives, pursuant to which Sponsor agreed to gift or transfer for a nominal amount 1,227,500 Class A Ordinary Shares to the GrabForGood Fund or another charitable organization, foundation, fund or similar entity as agreed between Sponsor and GHL. Sponsor has the right to make such gift or transfer at any time but is not obligated to do so until such Class A Ordinary Shares have been registered for resale on an effective registration statement filed with the SEC. In addition, the Key Executives other than Mr. Tan and certain entities related to such Key Executives or Mr. Tan have appointed Mr. Tan attorney-in-fact
and proxy for their Class B Ordinary Shares. Such Key Executive Proxies will remain in effect until all Class B Ordinary Shares are converted into Class A Ordinary Shares.
Registration Rights Agreement
Concurrently with the execution of the Business Combination Agreement, AGC, the Company, Sponsor, the Sponsor Related Parties and the holders of GHI securities entered into a registration rights agreement (the “Registration Rights Agreement”), which became effective upon the Acquisition Closing pursuant to which, among other things, we agreed to undertake certain resale shelf registration obligations in accordance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Sponsor, the Sponsor Related Parties and holders of GHI securities have been granted customary demand and piggyback registration rights. The Class A Ordinary Shares and Warrants required to be registered pursuant to Registration Rights Agreement, together with certain other Class A Ordinary Shares, were registered on the registration statement on Form
F-1
that we filed with the SEC in December 2021 and which became effective on January 14, 2022.

Assignment, Assumption and Amendment Agreement
Concurrently with the execution of the Business Combination Agreement, AGC, the Company and Continental entered into the Assignment, Assumption and Amendment Agreement and amended the Existing Warrant Agreement, pursuant to which, among other things, AGC assigned all of its right, title and interest in the Existing Warrant Agreement to GHL effective upon the Initial Closing, and we assumed the warrants provided for under the Existing Warrant Agreement.
Amended and Restated Forward Purchase Agreements
Concurrently with the execution of the Business Combination Agreement, AGC, the Company and Sponsor Affiliate amended and restated that certain forward purchase agreement, dated September 16, 2020, by and between AGC and Sponsor Affiliate, and pursuant to such amendment, among other things, Sponsor Affiliate agreed to purchase units consisting of 17,500,000 Class A Ordinary Shares and 3,500,000 Warrants for an aggregate price equal to $175 million immediately prior to the Acquisition Closing.
Concurrently with the execution of the Business Combination Agreement, AGC, the Company and JS Securities amended and restated that certain forward purchase agreement, dated September 16, 2020, by and between AGC and JS Securities, and pursuant to such amendment, among other things, JS Securities agreed to purchase units consisting of 2,500,000 Class A Ordinary Shares and 500,000 Warrants for an aggregate price equal to $25,000,000 immediately prior to the Acquisition Closing.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
Other Related Party Transactions
Collaboration Agreement with Toyota
We are party to a Framework Collaboration Agreement dated June 13, 2018 and renewed and amended on August 15, 2021 (collectively the “FCA”) with Toyota Motor Corp. (“Toyota”), a principal shareholder. The FCA governs future joint development projects by the two companies, committing us to use our best efforts to collaborate with Toyota, as a preferred original equipment manufacturer partner, in certain research and development efforts. Pursuant to the FCA, we also agreed to install and subscribe to Toyota vehicle management and other in-car
hardware and software in our rental vehicle fleet, as well as to use for our rental fleet, and encourage the driver-partners to use, Toyota-selected vehicle maintenance centers in all countries in which we operate. The FCA also grants Toyota certain preference rights to provide capital for vehicle purchase financing for the driver-partners, commits us to procure certain auto insurance products from parties recommended by Toyota and requires us to use our best efforts to recommend Toyota’s inclusion in any auto insurance company which we may establish. The FCA further requires us to use our best efforts to maintain an 80%-unit share percentage of Toyota vehicles for its rental fleet, subject to mitigating circumstances. In 2020 and 2021, transactions of an aggregate value of approximately $287 million and $56 million, respectively, were conducted under the FCA.
Transactions with GrabFin Operations (Malaysia)
On October 15, 2019, pursuant to a sale and purchase agreement dated as of August 20, 2018, and the supplemental agreement dated as of April 3, 2019, Grab Financial Services Asia Inc. (“GFSA”), an entity in our financial services segment, acquired a 40% interest in Reversemortgage Sdn. Bhd., which subsequently changed its name to GrabFin Operations (Malaysia) Sdn. Bhd. (“GOM”), a licensed money lender in Malaysia, and an option to purchase the remaining 60% subject to regulatory approval. Prior to the foregoing transactions, the shares in GOM were owned by two individuals holding 10% and 30% respectively and Mr. Kooi Ong Tong (60%), who is Mr. Tan’s father-in-law.
Mr. Tong currently retains a 60% interest in GOM.

On February 17, 2020, GFSA, as lender, entered into a loan agreement (the “Loan Agreement”) with GOM, as borrower, pursuant to which it granted GOM a revolving interest-free loan facility of MYR30 million (approximately $7.2 million) to be used only for general corporate purposes. GFSA can demand repayment of all or any amounts outstanding under the Loan Agreement at its absolute discretion at any time, and any outstanding amount is due within five business days from GOM having received demand from GFSA. On March 10, 2020, GFSA and GOM amended and restated the Loan Agreement to change and redenominate the facility amount to US$8 million. As of the date of this annual report, $0.1 million was drawn and outstanding under the amended and restated Loan Agreement.
Contract with National University of Singapore
We have a contract with the National University of Singapore’s NUS AI Lab for artificial intelligence research and intellectual property creation related to our business for S$1.25 million (approximately $929,300) over two years. Our COO and co-founder
Tan Hooi Ling served on the Board of Trustees of the National University of Singapore from July 2018 to March 2022.
Amendment to Subscription Agreement with SVF Investments (UK) Limited
GHI is party to a subscription agreement dated March 6, 2019 (as amended, the “SVF Subscription Agreement”) with SVF Investments (UK) Limited (“SVF”), a principal shareholder of GHI, pursuant to which SVF agreed to purchase Series H Preference Shares of GHI (“Series H Shares”) for an aggregate purchase price of $2.0 billion at multiple closings. As of April 12, 2021, SVF had funded and closed on share purchases pursuant to the SVF Subscription Agreement in the aggregate amount of $1.8 billion, with a single closing remaining. On April 12, 2021, GHI and SVF amended the SVF Subscription Agreement to, among other things, reschedule the closing date for the remaining $200 million funding to the third day following the date of the meeting of GHI’s shareholders at which GHI’s shareholders approve an increase of the authorized number of certain shares of GHI under GHI’s memorandum and articles of association in connection with the purchase of such remaining shares, which occurred on November 26, 2021. On November 29, 2021, SVF consummated the purchase of 32,452,254 GHI Shares for $200 million.
Shareholding in Jaya Grocer
In January 2022 we completed the acquisition of a majority economic interest in Jaya Grocer. Our supermarkets business is subject to the Guidelines on Foreign Participation in Distributive Trade Services (revised on May 12, 2020) issued by the Malaysian Ministry of Domestic Trade and Consumer Affairs, which stipulate a maximum foreign voting cap of 50% for smaller retail formats (non-superstores) in Malaysia. Accordingly, 50% of the ordinary shares in Jaya Grocer are held by an entity (“Malaysian local partner”) owned by a Malaysian national, our co-founder Hooi Ling Tan. The full purchase of the ordinary shares in Jaya Grocer by the Malaysian local partner was funded through the purchase of preference shares in the Malaysian local partner by us. We, through a wholly owned subsidiary, have entered into a management agreement with Jaya Grocer and the Malaysian local partner that generally entitles us to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Statements
Consolidated financial statements have been filed as part of this annual report.
Legal Proceedings
We are from time to time involved in private actions, collective actions, class actions, investigations and various other legal proceedings by consumers, driver- and merchant-partners, restaurants, employees, commercial partners, competitors and government agencies, among others, relating to, for example, personal injury or property damage cases, employment or labor-related disputes such as wrongful termination of employment, consumer complaints, disputes with driver- and merchant-partners, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries and proceedings relating to compliance with competition, privacy or other applicable regulations. We may also initiate various legal proceedings such as against former employees, suppliers or merchant-partners to enforce our rights. There are inherent uncertainties in these matters, some of which are beyond our management’s control, making the ultimate outcomes difficult to predict.
Information is provided below regarding the nature and status of certain legal proceedings against Grab. Other than as set forth below, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Government Proceedings
We have been, and are currently, involved in actions brought by government authorities and third parties, alleging violations of competition laws, consumer protection laws, data protection laws and other laws. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters. For example, on October 3, 2019, the Malaysia Competition Commission, or MyCC, served a proposed decision against Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc. for allegedly abusing Grab’s dominant position by restricting driver-partners from promoting competitors’ products and providing advertising services to third-party enterprises. MyCC imposed a proposed financial penalty of MYR86.8 million (approximately $20.9 million), along with the directive for MyTeksi Sdn. Bhd. and Grabcar Sdn. Bhd. to remove the restrictive clause permanently from the relevant terms and code of conduct and to notify all driver-partners of such removal for a period of 12 weeks. The matter is pending the issuance of a final decision by the MyCC. Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc.’s initial leave application to the High Court for a judicial review of MyCC’s proposed decision was dismissed and they have since been granted leave by the Court of Appeal to have the judicial review application against MyCC’s proposed decision heard in the High Court. The MyCC has appealed to the Federal Court against the Court of Appeal decision in granting leave. During the leave hearing, the Federal Court requested the submission of the Court of Appeal’s grounds of judgment. The MyCC was granted an interim stay, pending issuance of the grounds of judgment by the Court of Appeal.
Personal Injury Matters
In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving driver-partners or passengers using or who have used services offered through our platform, as well as from third parties. For example, on August 10, 2020, a passenger who was injured in an accident while using GrabBike, filed a claim in the Thai Civil Court against Grabtaxi Holdings Pte Ltd, Grabtaxi (Thailand) Co., Ltd and the driver-partner for approximately THB53 million (approximately $1.7 million) in damages. Although the case is still pending and ongoing, our management is of the view that the claim amount is exaggerated and the plaintiff is unlikely to be able to substantiate the amount of the claim.
Independent Contractor Matters
In the ordinary course of our business, various driver-partners have challenged, and may challenge in the future, their classification on our platform as independent contractors, seeking monetary, injunctive, or other relief although we have generally been able to defend such actions. We are currently involved in one such action filed by an individual driver-partner seeking damages for wrongful termination. On January 3, 2020 a former driver-partner filed a claim against MyTeksi Sdn Bhd in the Kuala Lumpur Industrial Relations Department alleging unfair dismissal from the Grab platform. The Minister of Human Resources declined to refer the driver-partner’s claim to the Industrial Relations Court based on his sole discretion, and the former driver-partner’s subsequent application to the Kuala Lumpur High Court for judicial review of the Minister’s decision was also dismissed. The former driver-partner filed an appeal to the Court of Appeal and the appeal is pending. Grab believes that the appeal is unlikely to succeed given that the Self-Employed Social Security Act 2017 recognizes that driver-partners are self-employed and the recent amendment to the aforesaid Act reinforces this point by adding and recognizing delivery partners as independent contractors. However, if the appeal is successful and the former driver-partner is allowed to bring the claim in the Industrial Relations Court, the classification of driver-partners as independent contractors in Malaysia would be challenged. In addition, we are also regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractors on our platform.
Other Actions
We are currently also involved in the following actions:

•
On December 4, 2020, the Malaysian Association of Taxi, Rental Car, Limousine and Airport Taxi, or GTSM, filed a claim against Grabcar Sdn. Bhd. in the Kuala Lumpur High Court claiming that Grabcar Sdn. Bhd. illegally provided online transportation services prior to obtaining the relevant government approval, thereby creating unfair competition and denying its 10,000 members from their livelihood. The claim amount is approximately $24 million. Grabcar Sdn. Bhd. filed an application to strike out the action that was heard in the High Court on June 3, 2021 and was decided in favor of Grabcar Sdn. Bhd. on July 14, 2021. On August 11, 2021, GTSM filed a notice of appeal against the decision of the High Court. The hearing of the appeal is fixed for May 27, 2022.

•
In October 2018, a Thai taxi driver filed a claim against a Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. (“Grabtaxi Thailand”) to operate GrabCar (i.e. allowing Grabtaxi Thailand to assist its driver-partners to use private cars to provide public transport service). Grabtaxi Thailand is a co-defendant
in this case. The case is still pending. We believe the potential impact in the case of any adverse outcome from this case should be limited to a fine that may be imposed by the regulator.

•
In December 2018, Grab was assessed approximately PHP1.4 billion (approximately $28.7 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and the case remains under review by the regional trial court.

•
On September 21, 2021, Grab Greco LLP was served with a claim in the Bangalore City Civil Court in India by a former employee and a company from which Grab Greco LLP had acquired intellectual property assets in 2018. The plaintiffs allege that Grab’s wallet platform breaches the plaintiffs’ intellectual property rights. The relief sought from the Bangalore City Civil Court includes an injunction to restrain Grab from using the claimants’ purported copyright and patents and an account of profits. Grab believes the case has no merit and is contesting it on the basis that, among other things, Grab completed the purchase of the relevant intellectual property in 2018. The case is still pending.

•
Beginning in March 2022, two putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York. The putative class action lawsuits are captioned
Peccarino v. Grab Holdings Limited et al.
, No. 1:22-cv-02189 (filed on March 16, 2022) and
Fan v. Grab Holdings Limited et al.
, No. Case 1:22-cv-03277 (filed on April 21, 2022). Both cases are purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our SEC filings regarding our reported financials, business operations and future prospects, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. As these cases are still in a preliminary stage, it is difficult for us to predict the outcome of the cases or the potential damages or expenses that may be incurred.

Dividend Policy
We have never declared or paid any cash dividend on our Class A Ordinary Shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
The Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “GRAB” and “GRABW,” respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities.
B. Plan of Distribution
Not applicable.
C. Markets
The Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “GRAB” and “GRABW,” respectively.
D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our
F-1
registration statement (File
No. 333-261949),
as amended, initially filed with the SEC on December 30, 2021.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.
D. Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders
of its Ordinary Shares. For a discussion of such restrictions in certain countries in which we operate, see “Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources—Holding Company Structure” and “Item 3. Key Information—D. Risk Factors—The ability of our subsidiaries in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.”
E. Taxation
United States Federal Income Tax Considerations
General
The following is a general discussion of the U.S. federal income tax consequences of the ownership and disposition of our Class A Ordinary Shares and Warrants (the “Securities”). There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	our officers or directors;

•	banks, financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	S-corporations;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our shares by vote or value;

•	persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.
As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income
tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or
non-U.S.
tax laws.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding Securities, we urge you to consult your own tax advisor.
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.
U.S. Holders
Taxation of Distributions
Subject to the possible applicability of the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on our Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below).

With respect to
non-corporate
U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on NASDAQ (on which our Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on NASDAQ, there can be no assurance that our Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Class A Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate
U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.
Exercise, Lapse or Redemption of a Warrant
Subject to the PFIC rules and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Warrant. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.
The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of our warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.
In either
tax-free
situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the warrants.
It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered a number of Warrants having an aggregate value equal to the exercise price for the total number of Warrants to be deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the total number of Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.
Subject to the PFIC rules described below, if we redeem warrants for cash or purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Exercise, Lapse or Redemption of a Warrant.”
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this annual report captioned “Description of Our Securities—Warrants—Public Shareholders’ Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.
Passive Foreign Investment Company Status
The treatment of U.S. Holders of our Class A Ordinary Shares and Warrants could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
A
non-U.S.
corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
We do not believe we were PFICs for U.S. federal income tax purposes for the taxable year ended December 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Recent fluctuations in the market price of our Class A Ordinary Shares increased our risk of becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. With certain exceptions, the Class A Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Class A Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Warrants and, in the case of Class A Ordinary Shares, the U.S. Holder did not make a qualified electing fund (“QEF”) election or a mark-to-market
election, such U.S. Holder generally would be subject to special and adverse rules, regardless of whether we remain a PFIC, with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).
Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a
non-U.S.
subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
We do not expect to furnish U.S. Holders with the tax information necessary to enable a U.S. Holder to make a QEF election which, if available, would result in tax treatment different from (and possibly less adverse than) the general tax treatment for PFICs described above.
Alternatively, if we are a PFIC and the Class A Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market
election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market
election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market
election may not be made with respect to Warrants.
The
mark-to-market
election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NASDAQ (on which the Class A Ordinary Shares will be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market
election made with respect to Class A Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market
election with respect to the Class A Ordinary Shares under their particular circumstances.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares and Warrants should consult their tax advisors concerning the application of the PFIC rules to Securities under their particular circumstances.
Non-U.S.
Holders
This section applies to you if you are a
“Non-U.S.
Holder.” As used herein, the term
“Non-U.S.
Holder” means a holder who, for U.S. federal income tax purposes, is a beneficial owner of Securities (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
Dividends (including constructive dividends) paid or deemed paid to a
Non-U.S.
Holder in respect of Class A Ordinary Shares generally will not be subject to U.S. federal income tax unless the dividends are effectively connected with the
Non-U.S.
Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a
Non-U.S.
Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of Securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), or the
Non-U.S.
Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from the United States sources generally is subject to tax at a 30% rate or a lower applicable treaty rate).
Dividends (including constructive dividends) and gains that are effectively connected with the
Non-U.S.
Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a
Non-U.S.
Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
The U.S. federal income tax treatment of a
Non-U.S.
Holder’s exercise of a Warrant, or the lapse of a Warrant held by a
Non-U.S.
Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described in “Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a
Non-U.S.
Holder’s gain on the sale or other disposition of Securities.
Information Reporting and Backup Withholding
Dividend payments (including constructive dividends) with respect to Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Securities may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding (currently at a rate of 24%) will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (generally on an IRS Form
W-9
provided to the paying agent of the U.S. Holder’s broker) and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A
Non-U.S.
Holder generally will not be subject to the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form
W-8
or by otherwise establishing an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Securities, subject to certain exceptions (including an exception for Securities held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Securities.

Cayman Islands Tax Considerations
The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of a GHL Security.
We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with GHL that:

(a)	no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to GHL or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of GHL; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.
The concessions apply for a period of THIRTY years from 13 May 2021.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to GHL levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.
F. Dividends and Paying Agents
Not applicable.

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
We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. See Note 25 to our consolidated financial statements included elsewhere in this report for further details.
Credit Risk
We are exposed to credit risk from our operating activities and from our financing activities, which arises principally from our trade receivables, loans and advances to customers or consumers, deposits and cash and cash equivalents. With respect to trade receivables, we are not exposed to a major default risk from a single customer, and we actively monitor and manage credit risk by performing credit checks and optimizing the payment process. With respect to our loans and advances to customers, our credit risk mainly pertains to term loans provided to borrowers. We closely monitor credit quality for the loans and advances to manage and evaluate our related exposure to credit risk, and such efforts begin with initial underwriting and continue through to full repayment of a loan or advance. We have developed risk models using detailed information from internal historical experience, including customers’ prior repayment histories with us, to assess customer requests for a loan or advance. We also use delinquency status and trends and other indicators to assist in making new and ongoing credit decisions, adjust models and plan collection practices and strategies. With respect to our financial instruments, our deposits and cash and cash equivalents are all held with reputable bank and financial institution counterparties.
Foreign Currency Risk
We are exposed to foreign exchange risk on transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings that are denominated in a currency other than the respective functional currencies of our entities, including Singapore Dollars, Indonesian Rupiah, Thai Baht, Malaysian Ringgit, Vietnamese Dong and Philippine Pesos, among other currencies. The functional currencies of our entities are primarily the currency of the country in which the entity operates. The currencies in which these transactions primarily are denominated are also in the currency in which the entity operates. Accordingly, changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statements of operations.
Interest on external borrowings is denominated in the currency of the borrowing. Generally, our entities’ external borrowings are denominated in currencies that match the cash flows generated by the underlying operations, which is also the currency of the country in which the entity operates.

Based on the above, we believe we are not exposed to significant currency transactional foreign currency risk. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.
Translation Exposure
We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss).
Interest Rate Risk
Our main interest rate risk arises from long-term borrowings with variable rates, which expose us to cash flow interest rate risk. Our borrowings at variable rate are mainly denominated in U.S. Dollars and Singapore Dollars. The borrowings are periodically contractually repriced and to the extent are also exposed to the risk of future changes in market interest rates. Therefore, fluctuations in interest rates will impact our consolidated financial statements. A rising interest rate environment will increase the amount of interest paid on these loans. As an example, for the $2 billion Term Loan B Facility, a hypothetical 100 basis point increase in LIBOR, over and above the 1.00% floor, would increase our interest expense by $20 million. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments to hedge our interest rate risk and provide certainty to our fixed obligations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in
Rules 13a-15(e) or
15d-15(e) promulgated
under the Exchange Act, as of December 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as a result of the previous material weaknesses in internal control over financial reporting. Management has implemented remediation measures to strengthen our internal control over financial reporting and is in the process of testing the operating effectiveness of these recently developed internal controls. These efforts are further described below.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Changes in Internal Control over Financial Reporting
During the period covered by this annual report and as described below, there were changes in our internal control over financial reporting (as defined in Rule
13a-15(f)
under the Exchange Act) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting as part of the remediation measures described below.
Remediation of Previous Material Weaknesses in Internal Control Over Financial Reporting
In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 in accordance with the standards established by the PCAOB, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified related to (i) improper revenue recognition conclusions with respect to OVO that resulted in a material overstatement of revenue and expenses in our consolidated financial statements that were previously audited under International Standards on Auditing as a private company; (ii) the review process over assumptions and inputs used in several key accounting estimates; (iii) not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal control over financial reporting.
During 2021 we implemented with the supervision of our Chief Executive Officer and our Chief Financial Officer and our Audit Committee the below remediation measures to remediate the aforementioned material weaknesses. To remedy our identified material weaknesses and control deficiencies, we have adopted several measures to improve our internal control over financial reporting, including: (i) evaluating our existing communication channels and making improvements to ensure a higher level of collaboration and compliance with our accounting policies at the subsidiary level; (ii) designing and implementing management review controls, including establishing proper precision levels at which the management review controls should operate and the timing of when controls should be performed; and (iii) performing a resource and skills gap analysis within our existing finance organization, implementing regular and consistent accounting and financial reporting training programs for our accounting and financial reporting personnel and recruiting more qualified personnel equipped with relevant experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework.

The improvements that we have implemented to remediate the material weaknesses have largely been put in place towards the end of 2021. When fully implemented and operational, we believe these measures will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies or we may modify certain of the remediation measures described above. These material weaknesses will not be considered fully remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.
Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]
Not applicable.

ITEM 16A.	AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that John Rogers qualifies as an audit committee financial expert as defined in Item 16A of Form
20-F.
Each member of the Audit Committee is an independent director within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule
10A-3
of the Exchange Act.

ITEM 16B.	CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to all our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. A copy of our code of business conduct and ethics is available on our website at https://investors.grab.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees in connection with certain professional services rendered by KPMG LLP, our independent registered public accounting firms, during the period indicated.

	For the Year Ended December 31,
(in millions)	2021	2020
Audit fees	6	10
Tax fees	*	*
Audit related fees	*	*
Other fees	—	1
Total fees	6	11
Note:
*	Amounts less than $1 million
Audit fees include the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and review of securities offering documents.

Audit-related fees consisted of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
Our audit committee is responsible for the oversight of the work of our independent accountants, KPMG LLP. The policy of our audit committee is to pre-approve
all audit and
non-audit
services provided by KPMG LLP, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
We are a company incorporated in the Cayman Islands and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies.
Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.
Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ applicable to U.S. domestic public companies.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Amended and Restated Memorandum and Articles of Association of GHL (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

2.1	Specimen ordinary share certificate of GHL (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

2.2	Specimen warrant certificate of GHL (incorporated by reference to Exhibit 4.2 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

2.3	Warrant Agreement, dated as of September 30, 2021, between Altimeter Growth Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

2.4	Assignment, Assumption and Amendment Agreement, dated as of April 12, 2021, by and among Continental Stock Transfer & Trust Company, GHL and Altimeter Growth Corp. (incorporated by reference to Exhibit 10.8 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

2.5*	Description of securities registered under Section 12 of the Exchange Act.

3.1	Shareholder Deed, dated April 12, 2021, by and among GHL, Altimeter Growth Holdings, Grab Holdings Inc., Anthony Tan Ping Yeow and the other parties named therein (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.1	Business Combination Agreement, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL, J2 Holdings Inc., J3 Holdings Inc. and Grab Holdings Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.2	Amended and Restated Registration Rights Agreement, dated as of April 12, 2021, by and among Altimeter Growth Corp., Altimeter Growth Holdings, GHL and the undersigned parties listed as “Investors” thereto. (incorporated by reference to Exhibit 10.7 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.3†	GHL Amended and Restated 2021 Equity Incentive Plan. (incorporated by reference to Exhibit 4.3 to the shell company report on Form 20-F (File No. 001-41110), filed with the SEC on December 6, 2021).

4.4†	GHL 2021 Equity Stock Purchase Plan. (incorporated by reference to Exhibit 4.4 to the shell company report on Form 20-F (File No. 001-41110), filed with the SEC on December 6, 2021).

4.5	Form of Indemnification Agreement between GHL and each executive officer of GHL (incorporated by reference to Exhibit 10.14 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.6	Sponsor Subscription Agreement, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL and Altimeter Partners Fund, L.P. (incorporated by reference to Exhibit 10.1 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.7	Backstop Subscription Agreement, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL and Altimeter Partners Fund, L.P. (incorporated by reference to Exhibit 10.2 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.8	Voting, Support and Lock-Up Agreement and Deed No. 1, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL, Grab and the other parties named therein (incorporated by reference to Exhibit 10.3 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.9	Voting, Support and Lock-Up Agreement and Deed No. 2, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL, Grab and the other parties named therein (incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.10	Voting, Support and Lock-Up Agreement and Deed No. 3, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL, Grab and the other parties named therein (incorporated by reference to Exhibit 10.5 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.11	Sponsor Support and Lock-Up Agreement and Deed, dated as of April 12, 2021, by and among Altimeter Growth Corp., Altimeter Growth Holdings, GHL and Grab (incorporated by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.12	Amended and Restated Forward Purchase Agreement, dated April 12, 2021, by and among Altimeter Growth Corp., Altimeter Partners Fund, L.P. and GHL (incorporated by reference to Exhibit 10.9 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.13	Amended and Restated Forward Purchase Agreement, dated April 12, 2021, by and among Altimeter Growth Corp., JS Capital LLC and GHL (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.14	Credit and Guaranty Agreement, dated January 29, 2021, by and among Grab, Grab Technology LLC, certain guarantors, certain lenders, JPMorgan Chase Bank, N.A. and Wilmington Trust (London) Limited (incorporated by reference to Exhibit 10.17 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.15	Agreement to Build and Lease, dated January 30, 2019, by and between HSBC Institutional Trust Services (Singapore) Limited and Grabtaxi Holdings Pte. Ltd. (as amended) (incorporated by reference to Exhibit 10.18 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.16	Purchase Agreement, dated March 25, 2018, among Grab Holdings Inc., Uber International C.V. and Apparate International C.V. (incorporated by reference to Exhibit 10.19 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.17	Amended and Restated Shareholders’ Agreement, dated October 17, 2021, among GXS Bank Pte. Ltd. (formerly known as A5-DB Operations (S) Pte. Ltd.), A5-DB Holdings Pte. Ltd., SFG Digibank Investment Pte. Ltd., Grab Holdings Inc., Singapore Telecommunications Limited, AA Holdings Inc. and Singtel FinGroup Investment Pte. Ltd. (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.18	Subscription Agreement for Redeemable Convertible Series H Preference Shares in Grab Holdings Inc., dated March 6, 2019, between Grab Holdings Inc. and SVF Investments (UK) Limited, as amended (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.19	Articles of Association of GTT2Co., Ltd., dated March 19, 2019 (incorporated by reference to Exhibit 10.22 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.20#	Charter of Grab Company Limited, initially filed on February 14, 2014 (incorporated by reference to Exhibit 10.23 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.21	Power of Attorney, dated June 22, 2018, by PT Ekanusa Yadhikarya Indah (incorporated by reference to Exhibit 10.27 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.22	Power of Attorney, dated June 22, 2018, by PT Ekanusa Yudhakarya Indah (incorporated by reference to Exhibit 10.28 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.23#	Investment Agreement, dated December 4, 2020, relating to Grab PH Holdings Inc. (incorporated by reference to Exhibit 10.29 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.24#	Members’ Agreement, dated October 17, 2021, relating to Grab Company Limited (incorporated by reference to Exhibit 10.30 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.25	Shareholders’ Agreement, dated October 18, 2021, relating to PT Bumi Cakrawala Perkasa (incorporated by reference to Exhibit 10.31 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.26*	Agreement, dated January 31, 2021, among Jaya Grocer Holdings Sdn. Bhd., D Holdings Inc. and Green Aurora Sdn. Bhd.

8.1*	List of subsidiaries of GHL.

12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

15.2*	Consent of Baker & McKenzie Ltd.

15.3*	Consent of SyCip Salazar Hernandez & Gatmaitan.

15.4*	Consent of YKVN LLC.

15.5*	Consent of Soewito Suhardiman Eddymurthy Kardono.

15.6*	Consent of Rahmat Lim & Partners.

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation
S-K
on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAB HOLDINGS LIMITED

By:	/s/ Anthony Tan Ping Yeow
Name:	Anthony Tan Ping Yeow
Title:	Chairman and Chief Executive Officer
Date: April 28, 2022

Grab Holdings Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Annual Report
For the financial year ended December 31, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Grab Holdings Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Grab Holdings Limited and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year
period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year
period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2015.
Singapore
April 2
8
, 2022

Consolidated statement of financial position
As at December 31
(in $ millions)

	Note		2021	2020
			$	$
Non-current assets
Property, plant and equipment	5		441	384
Intangible assets and goodwill	6		675	913
Associates and joint venture			14	9
Deferred tax assets	17	(iii)	5	—
Other investments	7		1,241	377
Prepayments and other assets	9		127	4

			2,503	1,687

Current assets
Inventories			4	3
Trade and other receivables	8		255	172
Prepayments and other assets	9		185	109
Other investments	7		3,240	1,298
Cash and cash equivalents	10		4,991	2,173

			8,675	3,755

Total assets			11,178	5,442

Equity
Share capital and share premium	11		21,529	140
Reserves	11	(ii)	606	3,951
Accumulated losses			(14,402)	(10,490)
Equity/(deficit) attributable to owners of the Company			7,733	(6,399)
Non-controlling interests	12		286	105

Total equity/(deficit)			8,019	(6,294)

Non-current liabilities
Convertible redeemable preference shares	11	(ii)	—	10,767
Warrant liabilities	13		54	—
Loans and borrowings	14		2,031	111
Provisions	15		18	3
Trade and other payables	16		27	18
Deferred tax liabilities	17	(iii)	3	1

			2,133	10,900

Current liabilities
Loans and borrowings	14		144	140
Provisions	15		35	35
Trade and other payables	16		844	661
Current tax liabilities			3	*
			1,026	836
Total liabilities			3,159	11,736

Total equity/(deficit) and liabilities			11,178	5,442

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income
For the year ended December 31
(in $ millions, except for per share data)

	Note		2021	2020		2019
			$	$		$

Revenue	19		675	469		(845)
Cost of revenue	20	(iii)	(1,070)	(963)		(1,320)
Other income	20	(i)	12	33		14
Sales and marketing expenses	20	(iii)	(241)	(151)		(238)
General and administrative expenses	20	(iii)	(545)	(326)		(304)
Research and development expenses	20	(iii)	(356)	(257)		(231)
Net impairment losses on financial assets	25	(b)	(19)	(63)		(56)
Other expenses	20	(ii)	(11)	(40)		(30)
Operating loss			(1,555)	(1,298)		(3,010)
Finance income	21		65	53		85
Finance costs	21		(1,701)	(1,490)		(1,056)
Share listing and associated expenses	28		(353)	–		–
Net finance costs	21		(1,989)	(1,437)		(971)
Share of loss of equity-accounted investees (net of tax)			(8)	(8)		*
Loss before income tax			(3,552)	(2,743)		(3,981)
Income tax expense	17		(3)	(2)		(7)
Loss for the year			(3,555)	(2,745)		(3,988)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements			1	(2)		(2)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations			(42)	5		6
Other comprehensive (loss)/ income for the year, net of tax			(41)	3		4

Total comprehensive loss for the year			(3,596)	(2,742)		(3,984)

Loss attributable to:
Owners of the Company			(3,449)	(2,608)		(3,747)
Non-controlling interests			(106)	(137)		(241)

Loss for the year			(3,555)	(2,745)		(3,988)

Total comprehensive loss attributable to:
Owners of the Company			(3,489)	(2,599)		(3,751)
Non-controlling interests			(107)	(143)		(233)

Total comprehensive loss for the year			(3,596)	(2,742)		(3,984)

Loss per share (restated # )
Basic loss per share	22		(6.39)	(14.39	) #	(24.31	) #
Diluted loss per share	22		(6.39)	(14.39	) #	(24.31	) #

*	Amount less than $1 million
#	See Note 22 for details regarding the retrospective restatement of ‘Loss per share’ for years ended December 31, 2020 and 2019 as a result of the Reverse Recapitalization.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
For the year ended December 31, 2021
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	CRPS reserve	Other reserve (Note 7)	Share option reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$	$

At January 1, 2021		*	140	(10,490)	3,850	—	79	22	(6,399)	105	(6,294)
Total comprehensive l oss for the period
Loss for the period		—	—	(3,449)	—	—	—	—	(3,449)	(106)	(3,555)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(41)	(41)	(1)	(42)
Defined benefit plan remeasurement		—	—	1	—	—	—	—	1	—	1
Total other comprehensive loss		—	—	1	—	—	—	(41)	(40)	(1)	(41)

Total comprehensive loss for the period		—	—	(3,448)	—	—	—	(41)	(3,489)	(107)	(3,596)

Transactions with owners, recorded directly in equity
Contributions by owners
Equity component of convertible redeemable preference shares (“CRPS”)	11	—	—	—	27	—	—	—	27	—	27
Share options exercised/restricted stock units vested	1 1	*	97	—	—	—	(51)	—	46	—	46
Share-based payment	1 8	—	—	—	—	—	357	—	357	—	357
Issuance of ordinary shares upon Reverse Recapitalization (refer to Note 1 for definition), net of issuance costs		*	4,642	—	—	—	—	—	4,642	—	4,642
Conversion of CPRS into GHL ordinary shares as part of the Reverse Recapitalization	11	*	16,650	—	(3,877)	—	—	—	12,773	—	12,773

Total contributions by owners		*	21,389	—	(3,850)	—	306	—	17,845	—	17,845

Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(464)	—	243	(3)	—	(224)	288	64

Total changes in ownership interests in subsidiaries		*	—	(464)	—	243	(3)	—	(224)	288	64
Total transactions with owners		*	21,389	(464)	(3,850)	243	303	—	17,621	288	17,909
At December 31, 2021		*	21,529	(14,402)	—	243	382	(19)	7,733	286	8,019

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

F-
5

Consolidated statement of changes in equity
For the year ended December 31, 2020
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	CRPS reserve	Share option reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$

At January 1, 2020		*	79	(7,982)	3,552	49	11	(4,291)	67	(4,224)
Total comprehensive loss for the period
Loss for the period		—	—	(2,608)	—	—	—	(2,608)	(137)	(2,745)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	11	11	(6)	5
Defined benefit plan remeasurement		—	—	(2)	—	—	—	(2)	—	(2)

Total other comprehensive loss		—	—	(2)	—	—	11	9	(6)	3

Total comprehensive loss for the period		—	—	(2,610)	—	—	11	(2,599)	(143)	(2,742)

Transactions with owners, recorded directly in equity
Contributions by owners
Shares issued for acquisition of a subsidiary		*	1	—	—	—	—	1	—	1
Share options exercised/restricted stock units vested		*	27	—	—	(24)	—	3	—	3
Share-based payment	18	—	—	—	—	54	—	54	—	54
Equity component of convertible redeemable preference shares		—	—	—	298	—	—	298	—	298

Total contributions by owners		*	28	—	298	30	—	356	—	356

Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	33	102	—	—	—	135	181	316

Total changes in ownership interests in subsidiaries		—	33	102	—	—	—	135	181	316

Total transactions with owners		*	61	102	298	30	—	491	181	672

At December 31, 2020		*	140	(10,490)	3,850	79	22	(6,399)	105	(6,294)

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

F-
6

Consolidated statement of changes in equity
For the year ended December 31, 2019
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	CRPS reserve	Share option reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2019		*	53	(4,281)	2,987	31	13	(1,197)	132	(1,065)
Total comprehensive loss for the period
Loss for the period		—	—	(3,747)	—	—	—	(3,747)	(241)	(3,988)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	(2)	(2)	8	6
Defined benefit plan remeasurement		—	—	(2)	—	—	—	(2)	—	(2)

Total other comprehensive loss		—	—	(2)	—	—	(2)	(4)	8	4

Total comprehensive loss for the period		—	—	(3,749)	—	—	(2)	(3,751)	(233)	(3,984)

Transactions with owners, recorded directly in equity
Contributions by owners
Issue of ordinary shares		*	2	—	—	—	—	2	—	2
Issue of ordinary shares related to business combination		*	5	—	—	—	—	5	—	5
Share options exercised/restricted stock units vested		*	19	—	—	(16)	—	3	—	3
Share-based payment	18	—	—	—	—	34	—	34	—	34
Equity component of convertible redeemable preference shares		—	—	—	565	—	—	565	—	565

Total contributions by owners		*	26	—	565	18	—	609	—	609

Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	48	—	—	—	48	168	216

Total changes in ownership interests in subsidiaries		—	—	48	—	—	—	48	168	216

Total transactions with owners		*	26	48	565	18	—	657	168	825

At December 31, 2019		*	79	(7,982)	3,552	49	11	(4,291)	67	(4,224)

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

F-
7

Consolidated statement of cash flows
For the year ended December 31
(in $ millions)

	Note	2021	2020	2019
		$	$	$
Cash flows from operating activities
Loss before income tax		(3,552)	(2,743)	(3,981)
Adjustments for:
Amortization of intangible assets	6	236	261	538
Depreciation of property, plant and equipment	5	109	126	109
Impairment of intangible assets and goodwill	6	8	28	28
Impairment of property, plant and equipment	5	7	15	32
Equity-settled share-based payment	18	357	54	34
Finance costs	21	1,701	1,490	1,056
Net impairment loss on financial assets	25	19	63	56
Finance income	21	(65)	(53)	(85)
(Gain)/Loss on disposal of property, plant and equipment		(1)	9	1
Loss on disposal of intangible assets		—	*	1
Gain on disposal of associate		(2)	—	—
Share listing and associated expenses	28	353	—	—
Share of loss of equity-accounted investees (net of tax)		8	8	*
Change in provisions	15	15	31	(1)

		(807)	(711)	(2,212)

Changes in:
- Inventories		(1)	2	2
- Deposits pledged		(83)	—	—
- Trade and other receivables		(181)	31	(75)
- Trade and other payables		137	42	181
Cash used in operations		(935)	(636)	(2,104)
Income tax paid		(3)	(7)	(8)
Net cash used in operating activities		(938)	(643)	(2,112)
Cash flows from investing activities
Acquisition of property, plant and equipment		(73)	(22)	(98)
Purchase of intangible assets		(12)	(18)	(42)
Proceeds from disposal of property, plant and equipment		25	63	6
Acquisition of businesses, net of cash acquired		—	(3)	(22)
Acquisition of additional interests in associate		(16)	—	(10)
Proceeds from disposal of associate		8	—	—
Net (acquisitions of)/proceeds from other investments		(2,717)	(359)	579
Restricted cash	10	—	(30)	(99)
Interest received		28	51	79

Net cash (used in)/from investing activities		(2,757)	(318)	393

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

F-
8

Consolidated statement of cash flows (continued)
For the year ended December 31
(in $ millions)

	Note	2021	2020	2019
		$	$	$
Cash flows from financing activities
Proceeds from exercise of share options		46	5	6
Proceeds from the reverse recapitalization		4,425	—	—
Proceeds from bank loans		1,980	8	—
Repayment of bank loans		(176)	(106)	(69)
Payment of lease liabilities		(24)	(30)	(28)
Proceeds from issuance of convertible redeemable preference shares		463	1,389	1,938
Acquisition of non-controlling interests without change in control		(460)	*	(203)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		443	329	327
Deposits pledged		(23)	—	—
Interest paid		(108)	(17)	(20)
Net cash from financing activities		6,566	1,578	1,951
Net increase in cash and cash equivalents		2,871	617	232
Cash and cash equivalents at January 1		2,004	1,372	1,128
Effect of exchange rate fluctuations on cash held		(37)	15	12
Cash and cash equivalents at December 31	10	4,838	2,004	1,372

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

F-
9

Notes to the consolidated financial statements
These notes form an integral part of the consolidated financial statements.
These consolidated financial statements were authorized for issue by the Chief Executive Officer on April 28, 2022.

1	Domicile and activities
Grab Holdings Limited (the “Company” or “GHL”), formerly known as J1 Holdings Limited (with the name changed on April 20, 2021), was incorporated in the Cayman Islands on March 12, 2021. The address of the Company’s registered office is Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town,
KYI-1106,
Cayman Islands. The business office is at 3 Media Close,
#01-03/06,
Singapore 138498.
The Company was formed to facilitate the public listing and additional capitalisation (referred to collectively as the “Reverse Recapitalization”) of Grab Holdings Inc. (“GHI”) and its subsidiaries (together referred to as “GHI Group”). GHI Group enables access to mobility, delivery, financial services and enterprise offerings in Southeast Asia through its mobile application (the “Grab Platform”).
The Reverse Recapitalization (see Notes 11 and 28) was effectuated by

•
a special purpose acquisition company (“SPAC”) Altimeter Growth Corp (“AGC”), incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”); and merging on December 1, 2021 with J2 Holdings Inc., incorporated in the Cayman Islands and a direct wholly owned subsidiary of GHL; with J2 Holdings Inc. surviving and remaining as a wholly owned subsidiary of GHL;

•	GHI merging on December 1, 2021 with J3 Holdings Inc., incorporated in the Cayman Islands and a direct wholly owned subsidiary of GHL; with GHI surviving and becoming a wholly owned subsidiary of GHL;

•
additional capitalisation by way of the issuance of GHL shares and warrants to third party investors on December 1, 2021 pursuant to investment commitments in previously agreed subscription agreements; and

•	the Company becoming a publicly traded company on NASDAQ on December 2, 2021.
These consolidated financial statements as at and for the year ended December 31, 2021 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees.
As described in
N
ote 28, the Reverse Recapitalization has been accounted for with AGC being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization has been accounted for as the equivalent of GHI issuing shares for the net assets of AGC, accompanied by a recapitalization by third party investors. Therefore, these consolidated financial statements have been presented as a continuation of the GHI Group.

2	Going concern
These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business.
The assets of the Group exceed its liabilities by $8,019 million as at December 31, 2021 (while as at 31 December, 2020 Group liabilities exceeded its assets by $6,294 million) and the Group has incurred a net loss after tax of $3,555 million for the year ended December 31, 2021 (2020: $2,745 million).
To support the business plans of the Group, the Company has effectuated the Reverse
Recapitalization
and raised
$4,522 million of cash. Additionally, during 2021 the Group has raised $2,000 million in term loan financing which is secured against assets of the Company and certain subsidiaries. These assets include intellectual property, bank accounts, receivables, property and any proceeds from the sale or disposal of these assets.
As at December 31, 2021, the Group has deposits with banks and financial institutions and cash and cash equivalents of $8,016 million (2020: $3,286 million) available. Based on these factors and in consideration of the Group’s business plans, budgets and forecasts, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
0

3	Basis of preparation

3.1	Statement of compliance
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Details of the Group’s accounting policies, including changes thereto, are included in Notes 3.5 and 4.

3.2	Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis except as otherwise indicated in the accounting policies.

3.3	Functional and presentation currency
These consolidated financial statements are presented in United States dollars ($), which is the Company’s functional currency. All information presented in $ have been rounded to the nearest million, unless otherwise stated.

3.4	Use of estimates and judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note s 4.11 and 19 – Revenue recognition: principal vs. agent considerations and customer identification; and

•	Note s 4.3 (vii) and 11 – Debt and equity classification of compound financial instruments.
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 5 – Impairment test of property, plant and equipment: key assumptions underlying recoverable amounts.

•	Note 6 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts.

•	Note s 4.4 (i) and 25 – Measurement of expected credit losses (“ECL”) for financial assets.

•	Note s 15 and 29 – Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
1

Measurement of fair values
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial
assets and liabilities.
As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.
When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).
The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting year during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 6 – Intangible assets and goodwill,

•	Note 18 – Share-based payment arrangements,

•	Note 25 – Financial instruments, and

•	Note 28 – Reverse Recapitalization

3.5	Change in accounting policies and comparative information

i)	Change in accounting policies
The Group has initially adopted Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform Phase 2 from January 1, 2021 which address the financial reporting impact from the reform of benchmark interest rates. These amendments have not had a material impact on these consolidated financial statements as the basis for determining the contractual cash flows of the Group’s financial assets or liabilities measured at amortised cost have not changed during the course of the year.

ii)	Change in comparative information
a)
Trade and other receivables
: The asset caption Trade and other receivables, as previously presented in the GHI Group financial statements, has been separately presented into two captions in these financial statements based on the nature of the assets as Trade and other receivables (see Note 8) and Prepayments and other assets (see Note 9). For the purpose of comparability, the relevant comparative information with respect to those captions have accordingly been separately presented.
b)
Loss per share and share based payments
: For the purpose of comparability, the loss per share (see Note 22) and details of replaced equity-settled share-based payment arrangements (see Note 18) for the years ended December 31, 2020 and 2019 has been retrospectively restated to reflect the effect of the Reverse Recapitalization.

The accompanying notes form an integral part of these consolidated financial statements.

4	Significant accounting policies
The

Group has consistently applied the following accounting policies to all years presented in these consolidated financial statements except as described in Note
3.5
, which addresses changes in accounting policies.

4.1	Basis of consolidation

i)	Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.
The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The Group measures goodwill at the date of acquisition as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests (“NCI”) in the acquiree; plus

•
if the business combination is achieved in stages, the fair value of the pre-existing
equity interest in the acquiree, over the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.
The consideration transferred does not include amounts related to the settlement of pre-existing
relationships. Such amounts are generally recognized in profit or loss.
Any contingent consideration payable is recognized at fair value at the date of acquisition and included in the consideration transferred. If the contingent consideration that meets the definition of financial instruments is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes to the fair value of the contingent consideration are recognized in profit or loss.
When share-based payments awards (replacement awards) are exchanged for awards held by the acquiree’s employees (acquiree’s awards) and related to past services, then all or a portion of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market-based value of the acquiree’s awards and the extent to which the replacement awards related to past and/or future service.
NCI that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation are measured either at fair value or at the NCI’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets, at the date of acquisition. The measurement basis taken is elected on a transaction-by-transaction
basis. All other NCI are measured at acquisition-date fair value, unless another measurement basis is required by IFRSs.
Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners and therefore no adjustments are made to goodwill and no gain or loss is recognized in profit or loss. Adjustments to NCI arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
3

ii)	Reverse acquisitions
A ‘reverse acquisition’ is a merger of entities in which, for accounting purposes, the legal acquirer is identified as the accounting acquiree and the legal acquiree is identified as the accounting acquirer. The identification of the accounting acquirer and acquiree is based on the principles of business combination accounting. If the accounting acquiree is identified as business, business combination accounting is applied. However if the accounting acquiree does not meet the definition of a business, share-based payment accounting is applied for share based consideration.

iii)	Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the NCI in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

iv)	Acquisitions from entities under common control
Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparatives are restated. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Group controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity and any gain/loss arising is recognized directly in equity.

v)	Loss of control
Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.

vi)	Investments in associates and joint ventures (equity-accounted investees)
Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies of these entities. Significant influence is presumed to exist when the Group holds 20% or more of the voting power of another entity. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
Investments in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.
When the Group’s share of losses exceeds its investment in an equity-accounted investee, the carrying amount of the investment, together with any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation to fund the investee’s operations or has made payments on behalf of the investee.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
4

vii)	Investments in associates (measured at fair value through profit or loss)
In the case of associates, when the instrument does not currently give the Group access to the returns associated with an underlying ownership interest, then the investment in associate is accounted for under IFRS 9.

viii)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

4.2	Foreign currency

i)	Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date.
Non-monetary
assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined.
Non-monetary
items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are recognized in profit or loss and presented within finance costs.
Foreign currency differences arising from the translation of investment in equity securities designated as fair value to other comprehensive income (“FVOCI”) are recognized in OCI.

ii)	Foreign operations
The assets and liabilities of foreign operations are translated to United States dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States dollars at average exchange rates.
Foreign currency differences are recognized in OCI and presented in the foreign currency translation reserve in equity except to the extent that the translation difference is allocated to NCI. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognized in OCI and are presented in the translation reserve in equity.

4.3	Financial instruments

i)	Recognition and initial measurement
Trade receivables and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
5

ii)	Classification and subsequent measurement

a)	Financial assets
On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting year following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not
held-for-trading,
the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial assets – Business model assessment
The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior years, the reasons for such sales and expectations about future sales activity.
Transfer of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.
Financial assets that are
held-for-trading
or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
6

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets – Subsequent measurement and gains and losses
Financial assets at FVTPL
These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI
These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
7

b)	Financial liabilities – Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading,
it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL, which include warrant liabilities, are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.
Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. These financial liabilities comprised loans and borrowings, bank overdrafts, and trade and other payables.

iii)	Derecognition

a)	Financial assets
The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
Where the Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

b)	Financial liabilities
The Group derecognizes a financial liability when its contractual obligations are discharged or canceled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash
assets transferred or liabilities assumed) is recognized in profit or loss.

iv)	Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v)	Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value and are used by the Group in the management of its short-term commitments. For the purpose of the statement of cash flows, bank overdrafts that are repayable on demand and that form an integral part of the Group’s cash management are included in cash and cash equivalents.

vi)	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

The accompanying notes form an integral part of these consolidated financial statements.

F-1
8

vii)	Warrants
Share purchase warrants issued by the Group are accounted for as derivative liabilities. The warrants are initially recognised at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognised in profit or loss until the warrants are exercised, redeemed, or expire.

viii)	Compound financial instruments
Compound financial instruments issued by the Group include convertible redeemable preference shares denominated in United States dollars that can be converted to share capital at the option of the holder, where the number of shares to be issued is fixed and does not vary with changes in fair value.
The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.
Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured.
Interest related to the liability component is recognized in profit or loss and presented within finance costs. On conversion, the liability component is reclassified to equity and no gain or loss is recognized.

4.4	Impairment

i)	Non-derivative financial assets
The Group recognizes loss allowances for expected credit loss on financial assets measured at amortized cost.
Loss allowances are measured on either of the following bases:

•
12-month
ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.
Simplified approach
The Group applies the simplified approach to provide for ECLs for all trade receivables. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.
General approach
The Group applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to
12-month
ECLs at initial recognition.
At each reporting date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and includes forward-looking information.
If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to
12-month
ECLs.
The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

•	the financial asset is more than 90 days past due (more than 120 days past due for trade receivables).

The accompanying notes form an integral part of these consolidated financial statements.

F-
19

Measurement of ECLs
ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
Credit-impaired financial assets
At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt investments at FVOCI are ‘credit-impaired’. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract such as a default or being more than 90 days past due (more than 120 days past due for trade receivables ) ;

•	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or another financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.
Presentation of allowance for ECLs in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
Write-off
The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)	Non-financial assets
The carrying amounts of the Group’s
non-financial
assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, are tested annually for impairment and the recoverable amount is estimated each year.
An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit (“CGU”) exceeds its estimated recoverable amount.
The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
0

The

Group’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.
Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata
basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

4.5	Property, plant and equipment

i)	Recognition and measurement
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.
Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	any other costs directly attributable to bringing the assets to a working condition for their intended use; and

•	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located.
Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
The gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss and presented within other expenses.

ii)	Subsequent costs
The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day
servicing of property, plant and equipment are recognized in profit or loss as incurred and presented within cost of revenue and general and administrative expenses.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
1

iii)	Depreciation
Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.
Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset.
Depreciation is recognized from the date that the property, plant and equipment is installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.
The estimated useful lives for the current and comparative years are as follows:

•	Computers	2 - 3 years
•	Building and renovation	3 - 4 years
•	Motor vehicles	5 - 7 years
•	Office and other equipment	4 - 5 years
Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

4.6	Intangible assets and goodwill

i)	Recognition and measurement

a)	Goodwill
Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Goodwill is measured at cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any assets, including goodwill, that form part of the carrying amount of the associates.

b)	Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized in profit or loss as incurred.
Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of material, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

c)	Other intangible assets
Other intangible assets, including the
non-compete
agreement and agent networks, that are acquired by the Group and have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. The non-compete
agreement prohibits the counterparty from competing with Grab in multiple business verticals within Southeast Asia, including the ride-sharing industry.

ii)	Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands is recognized in profit or loss as incurred and presented within general and administrative expenses.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
2

iii)	Amortization
Amortization is calculated based on the cost of the asset, less its residual value.
Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than the non-compete
agreement and goodwill, from the date that they are available for use. For the non-compete
agreement, amortization is recognized based on a diminishing balance method that reflects the pattern in which future economic benefits arising from the non-compete
agreement are expected to be consumed by the Group.
The estimated useful lives for the current and comparative years are as follows.

•	Software	3 years
•	Non-compete agreement	4 years
•	Other intangible assets	3 years
Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

4.7	Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

i)	As a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. The Group recognizes a right-of-use
asset and a lease liability at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use
asset reflects that the Group will exercise a purchase option. In that case the right-of-use
asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.
Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
3

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance
fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero.
The Group presents
right-of-use
assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.
Short-term leases and leases of
low-value
assets
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases of
low-value
assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

ii)	As a lessor
At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease
separately. It assesses the lease classification of a
sub-lease
with reference to the
right-of-use
asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease
as an operating lease.
If an arrangement contains lease and
non-lease
components, then the Group applies IFRS 15 to allocate the consideration in the contract.
The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Group leases motor vehicles to driver-partners who typically use the vehicles to provide transport and delivery services through Grab Platform. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘Revenue’. Rental income from lease of motor vehicles is presented as a part of ‘Mobility revenue (see Note 4.11(i))’.

4.8	Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in
first-out
or weighted average allocation methods depending on the nature of inventory, and includes expenditure incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
4

4.9	Employee benefits

i)	Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the years during which related services are rendered by employees.

ii)	Defined benefits plans
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefits plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the year by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined liability (asset).
The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the currency in which the benefits are expected to be paid.
The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities.
Remeasurements of the net defined benefit liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest). The Group recognizes them immediately in OCI and all expenses related to defined benefit plans in employee benefits expense in profit or loss. When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment is recognized immediately in profit or loss when the plan amendment or curtailment occurs.
The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

iii)	Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv)	Employee leave entitlement
Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the reporting date.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
5

v)	Share-based payment transactions
The grant date fair value of equity-settled share-based payment awards granted to employee is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market
performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market
performance conditions at the vesting date. For share-based payment awards with non-vesting
conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up
for differences between expected and actual outcomes.
When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is canceled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

4.10	Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.
Provisions for dismantlement, removal and restoration are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.
The Group recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value.
Changes in the estimated timing or amount of the expenditure or discount rate for asset dismantlement, removal and restoration costs are adjusted against the cost of the related property, plant and equipment, unless the decrease in the liability exceeds the carrying amount of the assets or the asset has reached the end of its useful life. In such cases, the excess of the decrease over the carrying amount of the asset or the changes in the liability is recognized in profit or loss immediately.

4.11	Revenue
The Group recognizes revenue as or when it satisfies its service obligations. The Group earns revenue predominantly from the following services:

i)	Revenue by segment

a)	Deliveries
Fees earned from driver-partners, merchant-partners and consumers for connecting driver-partners and merchant-partners with consumers to facilitate delivery of a variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point
parcel delivery.

b)	Mobility
Fees earned from driver-partners and consumers for connecting consumers with transportation rides provided by driver-partners across a variety of multi-modal mobility options. Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners, who typically use the vehicles to offer services through the Grab Platform (see
 Note
4.7(ii) for lease accounting as a lessor).

The accompanying notes form an integral part of these consolidated financial statements.

F-2
6

Deliveries and Mobility: principal vs. agent considerations and related revenue recognition
The Group enters into service agreements with driver-partners and merchant-partners to use the Grab Platform. A contract exists between the Group and the driver-partners and merchant-partners once they accept a transaction request and their ability to cancel the transaction lapses. The Group evaluates the presentation of revenue on a gross or net basis based on whether it acts as a principal by controlling the service provided to the consumer, or whether it acts as an agent by arranging for third parties to provide the service to the consumer.
The Group facilitates the provision of the service by driver-partners and merchant-partners to consumers, for the driver-partners and merchant-partners to fulfill their contractual promise to the consumers. The driver-partners and merchant-partners fulfill their promise to provide a service to their customer through use of the Grab Platform. While the Group facilitates setting the price for services, the driver-partners and consumers have the discretion in accepting the transaction price through the Grab Platform. The Group is not responsible for fulfilling the services being provided to the consumer nor does the Group have inventory risk related to these services. Therefore, the Group has concluded that the Group is acting as an agent to facilitate the successful completion of delivery and transportation services by the driver-partners and merchant-partners to consumers. In enabling connection in these agreements, the driver-partners, merchant-partners and consumers are considered the Group’s customers; with the Group having a separate performance obligation to each:

•	the driver-partners (to connect the drive-partners with consumers to facilitate and successfully complete transportation and delivery services),

•	the merchant-partners (to connect the merchant-partners with consumers to facilitate and successfully complete ordering services); and

•	the consumer (to connect the consumer with driver-partners and merchant-partners).
The Group recognizes fees on the completion of a successful transportation or delivery service by driver-partners and merchant-partners. The Group reports revenue on a net basis, reflecting the fees owed to the Group from the driver-partners, merchant-partners and consumers as revenue, and not the gross amount collected from consumers.

c)	Financial services
Fees predominantly earned from digital payment processing services charged to merchant-partners primarily based on the Total Payments Volume (“TPV”) processed through the Grab Platform. TPV is the value of payments, net of payment reversals, successfully completed through the Grab Platform. Transaction fee revenue resulting from a payment processing transaction is recognized once the transaction is complete.
Financial services revenue also includes effective interest earned on loans and advances provided to merchant-partners, driver-partners and consumers (see
 Note

4.3(ii) for measurement of financial assets at amortized cost); and fees from wealth management and insurance distribution offerings.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
7

d)	Enterprise and new initiatives
Fees predominantly earned from digital advertising and marketing services. Revenue is recognized once the obligation to provide the service is satisfied.

ii)	Incentives to customers
The Group evaluates the presentation of the incentives paid to the driver-partners, merchant-partners and consumers based on whether the Group receives a separate identifiable benefit from the respective customer. The Group has concluded that it does not receive distinct goods or services from the respective customer and the incentives are therefore recorded as a reduction from fees received from the respective customer. To the extent that such incentives exceed the amount of fees received from the respective customer, the excess is recorded as negative revenue.
For loyalty rewards offered to customers as part of revenue transactions, the Group defers a portion of the revenue based on the estimated standalone selling price of the loyalty rewards earned and recognizes the revenue as they are redeemed in future transactions or when the rewards expire.

4.12	Expenses
The main components of the Group’s expenses by functions are as follows:

i)
Cost of revenue comprises expenses directly or indirectly attributable to the Group’s Deliveries, Mobility, Financial Services and Enterprise offerings (see Note 4.11) and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, compensation costs (including share-based compensation) for operations and support personnel, payment processing fees, costs incurred in relation to its motor vehicle fleet used for rental services including depreciation and impairment; and an allocation of associated corporate costs such as depreciation of right-of-use
assets.

ii)
Sales and marketing primarily consist of advertising costs, compensation costs (including share-based compensation) to sales and marketing employees and an allocation of associated corporate costs such as depreciation of right-of-use assets.

iii)
Research and development expenses primarily consist of compensation cost (including share-based compensation) to engineering, design and product development employees, and allocation of associated corporate costs such as depreciation of right-of-use assets.

iv)
General and administrative expenses primarily consist of compensation costs (including share-based compensation) for executive management and administrative personnel (including finance and accounting, human resources, policy and communications, legal, facility and general administration employees), occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, legal settlement accrual and allocation of associated corporate costs such as depreciation of right-of-use assets.

4.13	Finance income and finance costs
The Group’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	the net gain or loss on financial assets at FVTPL;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the gain or loss on modification of financial liabilities; and

•	the unwinding of the discount on provisions.
Interest income or expense is recognized using the effective interest method.

The accompanying notes form an integral part of these consolidated financial statements.

F-2
8

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortized cost of the financial liability.
In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.
Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest rate method.

4.14	Related parties
For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

4.15	Income tax
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.
The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37
Provisions, Contingent Liabilities and Contingent Assets.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.
Current tax assets and liabilities are offset only if certain criteria are met.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.
The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

The accompanying notes form an integral part of these consolidated financial statements.

F-
2
9

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Group believes that its accruals for income tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact income tax expense in the period that such a determination is made.

4.16	Loss per share
The Group presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted loss per share is calculated by giving effect to all potential weighted average dilutive ordinary shares. The dilutive effect of outstanding share options, restricted share units (“RSUs”), warrants and convertible redeemable preference shares is reflected in diluted loss per ordinary share by application of the treasury stock method.

4.17	Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The operating results are reviewed regularly by the Group’s chief executive officer (the Chief Operating Decision Maker or “CODM”) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. Segment results that are reported to the Group’s CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and tax assets and liabilities.

4.18	Government grants
Government grants are recognized when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Government grants shall be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. Government grant is recognized as ‘Other income’ in profit or loss.

The accompanying notes form an integral part of these consolidated financial statements.

F-3
0

4.19	Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)

•	Annual Improvements to IFRS Standards 2018–2020

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

•	Reference to Conceptual Framework (Amendments to IFRS 3)

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

The accompanying notes form an integral part of these consolidated financial statements.

F-3
1

5	Property, plant and equipment

i)	Reconciliation of carrying amount

	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)	$	$	$	$	$
Cost
At January 1, 2020	45	117	564	33	759
Additions	6	30	23	4	63
Write-offs/disposal	(2)	(20)	(104)	(1)	(127)
Effects of movements in exchange rates	1	2	3	*	6
At December 31, 2020	50	129	486	36	701
Additions	16	136	41	6	199
Write-offs/disposal	(3)	(39)	(48)	(2)	(92)
Effects of movements in exchange rates	(1)	2	(9)	(1)	(9)
At December 31, 2021	62	228	470	39	799

	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)	$	$	$	$	$
Accumulated depreciation and impairment losses
At January 1, 2020	20	46	148	11	225
Depreciation for the year	15	39	65	7	126
Write-offs/disposal	(1)	(15)	(39)	*	(55)
Impairment loss	—	*	15	—	15
Effects of movements in exchange rates	1	2	3	*	6
At December 31, 2020	35	72	192	18	317
Depreciation for the year	16	34	53	6	109
Write-offs/disposal	(3)	(39)	(24)	(2)	(68)
Impairment loss	—	1	6	—	7
Effects of movements in exchange rates	(1)	(1)	(4)	(1)	(7)
At December 31, 2021	47	67	223	21	358
Carrying amounts
At January 1, 2020	25	71	416	22	534
At December 31, 2020	15	57	294	18	384
At December 31, 2021	15	161	247	18	441

*	Amount less than $1 million
Property, plant and equipment includes
right-of-use
assets of $118 million (2020: $39 million) relating to leased properties and motor vehicles (see Note 24).
During the financial year, the Group acquired motor vehicles with an aggregate cost of $41 million (2020: $23 million) comprising cash payments of $21 million (2020: $6 million) and secured bank loan financing of $20 million (2020: $17 million).

ii)	Depreciation of property, plant and equipment
Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $109 million (2020: $126 million; 2019: $109 million).
The reviews performed in 2021 and 2020 did not result in any changes in estimated useful life or residual value.

The accompanying notes form an integral part of these consolidated financial statements.

F-3
2

iii)	Impairment of motor vehicles held for leasing
Following a drop in rental rates and utilization rates, the Group performed an impairment review of its motor vehicles held for leasing and recognized an impairment loss of
$6 million (2020: $15
million; 2019: $32 million) which is presented in ‘Cost of revenue’.
The recoverable amount of motor vehicles
w
as
 based on its value in use, determined by discounting
post-tax
future cash flows to be generated from the continuing use of the motor vehicles leasing business over the reduced useful life.
Key assumptions used in the estimate of value in use were as follows:

	2021	2020	2019
	%	%	%

Discount rate	6.6 to 12	6.9 to 12	6.7 to 12
Budgeted rental rate growth/(decline)	0 to 1.8	0 to 4	(1) to 0
Utilization rates	46 to 94	45 to 95	93 to 97
The discount rates applied were
post-tax
measures based on weighted average cost of capital. The
pre-tax
discount rates were
12.2% to 18.8% (2020: 11.7% to 25.1
%; 2019: 11.4% to 25.4%). The budgeted rental rates growth was estimated based on historic trends adjusted for estimated future growth rates of the motor vehicles leasing business. Utilization rates were estimated based on historic trends and adjusted for estimated future utilization rates.

6	Intangible assets and goodwill

i)	Reconciliation of carrying amount

	Software	Goodwill	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$

Cost
At January 1, 2020	66	709	1,644	17	2,436
Additions	6	—	—	*	6
Acquisitions – internally developed	12	—	—	—	12
Acquisition through business combination	2	3	—	—	5
Disposals/Write-off	(2)	—	—	—	(2)
Effects of movements in exchange rates	*	—	—	*	*
At December 31, 2020	84	712	1,644	17	2,457
Additions	2	—	—	1	3
Acquisitions – internally developed	9	—	—	—	9
Disposals/Write-off/Derecognition	(1)	—	—	—	(1)
Effects of movements in exchange rates	(5)	—	—	*	(5)
At December 31, 2021	89	712	1,644	18	2,463

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

F-3
3

	Software	Goodwill	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$

Accumulated amortization and impairment losses
At January 1, 2020	27	28	1,188	13	1,256
Amortization for the year	18	—	242	1	261
Disposal	(2)	—	—	—	(2)
Impairment loss	—	28	—	—	28
Effects of movements in exchange rates	*	—	—	1	1
At December 31, 2020	43	56	1,430	15	1,544
Amortization for the year	21	—	214	1	236
Disposal/Derecognition	(1)	—	—	—	(1)
Impairment loss	—	8	—	—	8
Effects of movements in exchange rates	*	1	—	*	1
At December 31, 2021	63	65	1,644	16	1,788
Carrying amounts
At January 1, 2020	39	681	456	4	1,180
At December 31, 2020	41	656	214	2	913
At December 31, 2021	26	647	—	2	675

*	Amount less than $1 million

ii)	Development costs
Included in the software is an amount of $9 million (2020: $12 million) that represents software development costs capitalized which primarily comprise staff costs.

iii)	Amortization
The amortization of intangible assets is predominantly included in ‘Cost of revenue’ (see Note 20(iii)).

	2021	2020	2019
(in $ millions)	$	$	$

Amortization of intangible assets	236	261	538

iv)	Impairment testing for CGUs containing goodwill
For the purposes of impairment testing, goodwill has been allocated (net of impairment loss recognized) to the Group’s CGUs as follows:

	Note	2021	2020
(in $ millions)	reference	$	$

Goodwill allocated
Southeast Asia Ride Hailing CGUs	6(iv)(a)	606	606
Indonesia Payment CGU	6(iv)(b)	34	34
Multiple units without significant goodwill		7	16

Impairment losses on goodwill are included in ‘Other expenses’ (see Note 20(ii)).

	2021	2020	2019
(in $ millions)	$	$	$

Impairment loss on goodwill	8	28	28

a)	Southeast Asia ride hailing cash generating units (“Ride Hailing CGUs”)
For the purpose of impairment testing, goodwill of $606 million has been allocated to the Group’s ride hailing business operations across countries in Southeast Asia, each of which is considered a CGU (“Ride Hailing CGU”). The goodwill has been
 allocated in proportion to the
non-compete
benefits attributable to each Ride Hailing CGU. These benefits are represented by the fair value of the non-compete
agreement on initial recognition attributable to each Ride Hailing CGU, which was based on a valuation technique that reflected the present value of differential cash flows between “with” and “without”
non-compete
agreement scenarios.
The estimated recoverable amount of each Ride Hailing CGU has exceeded its carrying amount and therefore no impairment loss has been recognized (2020: Nil).

The accompanying notes form an integral part of these consolidated financial statements.

F-3
4

In 2021 and 2020, the recoverable amount of the Ride Hailing CGUs was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 5.35 from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs (2020: revenue based multiple of 6.24 derived from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs). The fair value measurement is categorized as a level 3 fair value (2020: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of revenue based multiple could cause the carrying amount to exceed the recoverable amount.

b)	Indonesian mobile payments and rewards cash generating unit (“Indonesia Payment CGU”)
For the purpose of impairment testing, goodwill of $34 million has been allocated to the Group’s Indonesia Payment CGU.
The estimated recoverable amount of the Indonesia Payment CGU exceeded its carrying amount and therefore no impairment loss was recognized (2020: Nil).
In 2021 and 2020 the recoverable amount of the Indonesia Payment CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 8.50 derived from comparable companies to the revenue of its Indonesia Payment CGUs (2020: revenue based multiple of 10.88 derived from comparable companies to the revenue of its Indonesia Payment CGUs ). The fair value measurement is categorized as a level 3 fair value (2020: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of revenue based multiple could cause the carrying amount to exceed the recoverable amount.

The accompanying notes form an integral part of these consolidated financial statements.

F-3
5

7	Other investments

	2021	2020
(in $ millions)	$	$
Non-current investments
Time deposits	2	*
Debt investments – at FVTPL	621	234
Equity investments – at FVTPL	618	143

	1,241	377

Current investments
Time deposits	3,176	1,282
Debt investments – at FVTPL	64	16

	3,240	1,298

	4,481	1,675

*	Amount less than $1 million

i)	Equity investments
During 2021, the Group entered into a share swap agreement with PT Elang Mahkota Teknologi Tbk (“Emtek”), an entity listed on the Indonesia Stock Exchange, in which the Group acquired a 4.6% interest in exchange for a 5.9% interest in PT Grab Teknologi Indonesia (“GTI”), a subsidiary of the Group.

The equity interest in Emtek is measured at FVTPL. In addition, Emtek has an option to convert its shares in GTI for a fixed number of shares in GHL before June 30, 2022. The option, which is an equity instrument, is presented in other reserves (see Note 11(ii)(d)).

ii)	Time deposits
These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.

iii)	Financial risk management
The exposure of other investments to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 25.

The accompanying notes form an integral part of these consolidated financial statements.

8	Trade and other receivables

	2021	2020
(in $ millions)	$	$
Current
Trade receivables	117	124
Less: Loss allowance (see Note 25)	(22)	(40)
	95	84
Loans and advances	118	40
Less: Loss allowance (see Note 25)	(11)	(9)
	107	31
Payment cycle receivables	71	69
Less: Loss allowance	(18)	(12)
	53	57
	255	172

i)	Trade receivables
Trade receivables mainly comprise amounts due from driver-partners and merchant-partners under the Deliveries and Mobility segments respectively. They are generally due for settlement within 30 days and therefore are all classified as current.

ii)	Loans and advances
These financial assets are term loans provided to driver-partners, merchant-partners and consumers. They are generally due for settlement within 12 months and therefore are all classified as current.

iii)	Payment cycle receivables
Amounts receivable as part of a payment settlement cycle that may involve consumers, merchant-partners and driver-partners to be settled typically within 4 days.

iv)	Financial risk management
The exposure of trade and other receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 25.

9	Prepayments and other assets

	2021	2020
(in $ millions)	$	$
Non-current
Deposits	127	4
Current
Prepayments	81	34
Tax recoverable	48	25
Deposits	48	35
Others	23	28
Less: Loss allowance	(15)	(13)
	185	109

Tax recoverable
These amounts comprise Value-added tax (“VAT”) and withholding tax recoverable which are the amounts paid to the respective tax authorities which will be recovered either against future tax liabilities of the same tax authorities or refunded.

The accompanying notes form an integral part of these consolidated financial statements.

F-3
7

10	Cash and cash equivalents

	2021	2020
(in $ millions)	$	$
Short-term deposits	594	287
Cash at banks and on hand	4,397	1,886
Cash and cash equivalents in the statement of financial position	4,991	2,173
Restricted cash	(153)	(169)
Cash and cash equivalents in the statement of cash flows	4,838	2,004

i)	Classification as cash equivalents
Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

ii)	Restricted cash
The amount of cash and cash equivalents balances held by subsidiaries that operate in countries where legal restrictions apply when the balances are not available for general use by the parent or other subsidiaries.

11	Capital and reserves

i)	Share capital and share premium
As described in Note 1, the Reverse
Recapitalization
has resulted in GHI becoming a wholly owned subsidiary of GHL on December 1, 2021, effectuated by the holders of GHI ordinary shares and GHI convertible redeemable preference shares (“CRPS”) (collectively “GHI Shares”) exchanging each of their shares for 1.3032888 GHL Class A or Class B ordinary shares (collectively “GHL Ordinary Shares”) as described below:

(a)	Movements in GHI ordinary shares and GHI convertible redeemable preference shares (collectively “GHI Shares”)

(in thousands of shares) Grab Holdings Inc.	Note	Ordinary shares #			CRPS #
		2021	2020	2019	2021	2020	2019
In issue on January 1		198,538	161,371	140,786	2,871,351	2,576,688	2,166,043
Issued for acquisition of NCI/ in business combination		964	19,332	1,134	—	652	869
Issued for cash		—	—	—	98,065	294,011	409,776
Restricted share units vested	18	11,810	10,166	10,253	—	—	—
Exercise of share options	18	61,845	7,669	9,198	—	—	—
Restricted ordinary shares	18	32,452	—	—	—	—	—
Exchange for GHL Class A and Class B ordinary shares as part of Reverse Recapitalization	11(i)(b), 28	(305,609)	—	—	(2,969,416)	—	—
In issue at December 31 – fully paid		—	198,538	161,371	—	2,871,351	2,576,688

#	the number of shares have been retrospectively restated to reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share
GHI ordinary shares
GHI ordinary shares had a par value of $0.000001 and ranked equally with regard to the GHI’s residual assets. Amounts received above the par value were recorded as share premium. Holders of these shares were entitled to receive dividends as declared from time to time and were entitled to one vote per share at general meetings of GHI.

The accompanying notes form an integral part of these consolidated financial statements.

F-3
8

GHI convertible redeemable preference shares (“CRPS”)
GHI CRPS had a par value of $0.000001
and holders, with regard to GHI’s residual assets, could participate only to the extent of the issue price of the shares. Holders of the CRPS would receive a non-cumulative dividend of
 8% per annum on the issue price at the discretion of GHI, or whenever dividends to GHI ordinary shareholders were declared. GHI CRPS did not have the right to participate in any additional dividends declared for ordinary shareholders and each share carried one vote at general meetings of GHI. Each CRPS could have been redeemed, at the option of the CRPS shareholders at any time after June 29, 2023 at the redemption price equivalent to the issue price of the CRPS together with compound interest of 6% per annum thereon. Prior to an initial public offering, each GHI CRPS could have been convertible into fully paid new GHI ordinary shares. Management had determined that the conversion option was to be classified as equity. In the event of an initial public offering, the GHI CRPS was to be mandatorily converted into fully paid new ordinary shares at the then applicable conversion ratio as was effectuated by the Reverse
Recapitalization
(as reflected in the table above).
Exchange of GHI shares for GHL shares as part of Reverse

Recapitalization
On December 1, 2021 the outstanding GHI ordinary shares and GHI CRPS (collectively “GHI Shares”), with the exception of those GHI Shares held by or on behalf of key management members (the “Key Executive Shares”), were canceled in exchange for the right to receive
1.3032888
GHL Class A ordinary shares for each GHI Share. On December 1, 2021 the Key Executive Shares were canceled in exchange for the right to receive
1.3032888 GHL Class B ordinary shares for each GHI Share. The exchange of the GHI Shares for the Class A and Class B ordinary shares is reflected in the section below.

(b)	Movements in GHL Class A ordinary shares and Class B ordinary shares (collectively “GHL Ordinary Shares”):

(in thousands of shares) Grab Holdings Limited	Note	Class A ordinary shares	Class B ordinary shares
Issuance of GHL shares as part of Reverse Recapitalization
Exchange of GHI ordinary shares and CRPS	11(i)(a)	3,152,143	122,882
Merger with AGC	28	62,491	—
Issued for cash to external investors	28	404,009	—
Restricted share units vested		276	—
Exercise of share options		179	—
In issue at December 31		3,619,098	122,882
Restricted ordinary shares issued but not paid		—	(32,452)
In issue at December 31 – fully paid		3,619,098	90,430
GHL Class A ordinary shares
GHL Class A ordinary shares have a par value of $0.000001 and are ranked equally with regard to the GHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of GHL Class A ordinary shares will be entitled to one vote per share. Class A ordinary shares are listed on NASDAQ under the trading symbol “GRAB”.
GHL Class B ordinary shares
GHL Class B ordinary shares have a par value of
$0.000001
and are ranked equally with GHL Class A ordinary shares regard to the GHL’s residual assets. Each holder of GHL Class B ordinary shares is entitled to forty-five
(45) votes per share for a vote of all GHL Ordinary Shares voting together as a single class. In addition, holders of a majority of the GHL Class B ordinary shares will have the right to nominate, appoint and remove a majority of the members of GHL’s board of directors. Each GHL Class B ordinary share is convertible into one
GHL Class A ordinary share (as adjusted for share split, share combination and similar transactions occurring).

The accompanying notes form an integral part of these consolidated financial statements.

F-
39

ii)	Nature and purpose of reserves
The reserves of the Group comprise of the following balances:

	2021	2020
(in $ millions)	$	$
CRPS reserve	—	3,850
Share option reserve	382	79
Foreign currency translation reserve	(19)	22
Other reserve	243	—
	606	3,951

a)	CRPS reserve and liability component
The CRPS reserve comprises the equity component of the convertible redeemable preference shares. The conversion of CRPS shares into GHL ordinary shares has resulted in the reclassification of the CRPS reserve to share premium within equity.
The conversion of CRPS has also resulted in the reclassification of the liability component to equity under share premium, which is reflected in the following table which presents the carrying amount of the liability component of CRPS at the end of each reporting year:

	2021	2020
(in $ millions)	$	$
Balance at January 1	10,767	8,256
Issuance of CRPS	436	1,095
Interest expense	1,570	1,416
Preference shares converted to GHL Ordinary Shares	(12,773)	—
Balance at December 31	—	10,767
The reconciliation of movement of CRPS liability to cash flows is presented in Note 14(iv).

b)	Share option reserve
The share option reserve comprises the cumulative value of employee services received for the issue of share options.

c)	Foreign currency translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

d)	Other reserve
This reserve represents the conversion option issued in a share swap agreement with Emtek (see Note 7(i)).

iii)	Dividends
The Group did not declare any dividends for the years ended December 31, 2021, 2020 and 2019.

The accompanying notes form an integral part of these consolidated financial statements.

F-4
0

12	Subsidiaries and non-controlling interests
Details of the significant subsidiaries within the Group are as follows:

Name of subsidiaries	Country of incorporation/ operation	Ownership interests held by the Group
		2021	2020
		%	%
Grab Holdings Inc.	Cayman	100	*
Grab Inc.	Cayman	100	100
A2G Holdings Inc.	Cayman	100	100

*	Refer to Note 1 for details.
Non-controlling
interest (“NCI”)
In 2021, the Group acquired an additional 55.8% interest in its subsidiary PT Bumi Cakrawala Perkasa (“BCP”), increasing its ownership to 100%.

(in $ millions)	$
Carrying amount of BCP NCI acquired	(130)
Consideration paid/payable to BCP NCI	460
Decrease in equity attributable to owners of the Company	(590)
The decrease in equity attributable to owners of the Company resulted in an increase in accumulated losses of
$590 million.
There is no subsidiary that has material NCI to the Group, before intercompany eliminations, for the year ended 31 December 2021.

The accompanying notes form an integral part of these consolidated financial statements.

F-4
1

13	Warrant liabilities
The Reverse
Recapitalization
(see Note 28) has included the issuance of
26
million warrants that entitles the holder to purchase
 one
GHL Class A ordinary share at an exercise price of
$11.50
per whole share, are exercisable as at 31 December 2021 and will expire on 1 December 2026.
The warrants are listed on NASDAQ under the trading symbol “GRABW”. As at 31 December 2021,

10
million of the warrants were registered for resale while the remaining
16
million warrants were in the process of registration for resale. Of those 16 million warrants,

12
million warrants can be exercised on a cashless basis by the holder into a variable number of shares based on volume weighted average observable price of the GHL Class A ordinary shares at the time of exercise. All the remaining warrants, whether registered for resale or otherwise, cannot be exercised cashless, and can be redeemed at GHL’s sole discretion at a price of
$
0.01
or $
0.10
per warrant depending on the GHL Class A ordinary shares closing price over an observable trading period at the time of redemption. Following notice of such a redemption, holders of the warrants will have the right to exercise the warrants prior to redemption, including on a cashless basis in certain circumstances.
The terms of all warrants include a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding GHL Class A ordinary shares, the warrant holders would be entitled to receive cash for their warrants. Management considers that this feature results in the warrants being classified as liabilities measured at fair value through profit or loss, as the event is an uncertain future event that is not within the control of the Group; and therefore, the Group does not have an unconditional right to avoid delivering cash.
The warrants registered for sale have been measured at the trading price, while the remaining warrants have been measured based on the trading price with consideration of a discount for a lack of marketability.
The carrying value of the warrants as at 31 December is as follows:

	2021
	Registered for resale	In process of registration for resale	Total
(in $ millions)	$	$	$
Initial recognition	36	55	91
Change in fair value	(15)	(22)	(37)
As at 31 December 2021	21	33	54

The accompanying notes form an integral part of these consolidated financial statements.

F-4
2

14	Loans and borrowings

	2021	2020
(in $ millions)	$	$
Non-current
Bank loans	55	91
Term loan	1,875	—
Lease liabilities	101	20

	2,031	111

Current
Bank loans	83	121
Term loan	39	—
Lease liabilities	22	19

	144	140

A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $247 million
(2020: $294 million) (see Note 5).
During the year ended Dec 31, 2021, the Group entered into term loan financing of
 $2,000 million secured against assets of the Company and certain subsidiaries. These assets include intellectual property, bank accounts, receivables, property and any proceeds from the sale or disposal of these assets. The term loan facility matures in January 2026 and requires quarterly principal payments of 0.25%
of the original principal amount per quarter, with any remaining balance payable in January 2026. The term loan credit agreement contains certain affirmative and negative covenants applicable to Grab and certain of Grab’s subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes.

The term loan interest coupon is based on a choice of a variable benchmark rate subject to a floor (see Note 14(i) for the interest rate set based on contractual terms).
The Group has borrowings denominated in Singapore Dollars (“SGD”), Malaysian Ringgit (“MYR”), Indonesian Rupiah (“IDR”) and Thailand Baht (“THB”).

The accompanying notes form an integral part of these consolidated financial statements.

F-4
3

i)	Terms and debt repayment schedule
Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
		%		$
2021
Bank loans	SGD	1.5% to 2.16%	2022-2026	77
Bank loans	SGD	COF* + 1% to 1.1%	2022-2024	11
Bank loans	MYR	3.09%	2022-2024	8
Bank loans	IDR	2.48% to 11.5%	2022-2025	15
Bank loans	IDR	COF* + 1.75% to 2.00%	2022-2025	12
Bank loans	THB	COF* + 7.0%	2022	15
Term loan	USD	5.5% ( based on contractual terms)	2026	1,914
Lease liabilities	Multiple	1.85% to 11%	2022-2037	123

				2,175

2020
Bank loans	SGD	1.82% to 2.16%	2021-2026	110
Bank loans	SGD	COF* + 0.85% to 1.1%	2021-2025	29
Bank loans	MYR	3.09%	2021-2024	12
Bank loans	IDR	2.48% to 11.5%	2021-2025	36
Bank loans	IDR	COF* + 1.75% to 2.00%	2021-2025	21
Bank loans	THB	COF* + 7.0%	2021	4
Lease liabilities	Multiple	1.85% to 11%	2021-2030	39

				251

*	cost of funds

ii)	Breach of loan covenant
The Group has bank loans in Indonesia with carrying amounts as at December 31, 2021 of $20 million (2020: $39 million) which are repayable within 4 years. These loans which are secured against motor vehicles contain financial covenants which include debt service coverage ratios and net-worth based measures which have been breached in 2021 (and were breached in 2020).
The outstanding balances of these loans are therefore presented as current liabilities. However, the lenders have provided written acknowledgements that the loans are in good standing and it is not their intention to call the loans on demand. The banks have not requested early repayment of these loans as of the date of approval of these consolidated financial statements by the Board of Directors.

iii)	Financial risk management
Information about the exposure of loans and borrowings to relevant financial risks (interest rate, foreign currency and liquidity risk) is disclosed in Note 25.

The accompanying notes form an integral part of these consolidated financial statements.

F-4
4

iv)	Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities
	Convertible redeemable preference shares (Note 11)	Bank loans	Term loan	Lease liabilities	Equity component of convertible redeemable preference shares	Total
(in $ millions)	$	$	$	$	$	$
Balance at January 1, 2021	10,767	212	—	39	3,850	14,868
Changes from financing cash flows
Proceeds from issuance of CRPS	436	—	—	—	27	463
Proceeds from bank loans	—	60	1,920	—	—	1,980
Payment of bank loans	—	(151)	(25)	—	—	(176)
Payment of lease liabilities	—	—	—	(24)	—	(24)
Interest paid	—	(23)	(83)	(2)	—	(108)
Total changes from financing cash flows	436	(114)	1,812	(26)	27	2,135
Effect of changes in foreign exchange rates	—	(3)	(1)	(1)	—	(5)
Other changes
Liability-related
Recognition of lease liabilities	—	—	—	106	—	106
Derecognition of lease liabilities	—	—	—	*	—	*
Secured bank loans for asset acquisition	—	20	—	—	—	20
Interest expense	1,570	23	103	5	—	1,701
CRPS converted to GHL ordinary shares	(12,773)	—	—	—	(3,877)	(16,650)
Total liability-related other changes	(11,203)	43	103	111	(3,877)	(14,823)
Balance at December 31, 2021	—	138	1,914	123	—	2,175

	Liabilities
	Convertible redeemable preference shares (Note 11)	Bank loans	Term loan	Lease liabilities	Equity component of convertible redeemable preference shares	Total
(in $ millions)	$	$	$	$	$	$

Balance at January 1, 2020	8,256	296	—	49	3,552	12,153
Changes from financing cash flows
Proceeds from issuance of CRPS	1,091	—	—	—	298	1,389
Proceeds from bank loans	—	8	—	—	—	8
Payment of bank loans	—	(106)	—	—	—	(106)
Payment of lease liabilities	—	—	—	(30)	—	(30)
Interest paid	—	(14)	—	(3)	—	(17)

Total changes from financing cash flows	1,091	(112)	—	(33)	298	1,244

The effect of changes in foreign exchange rates	—	(3)	—	1	—	(2)

Other changes
Liability-related
Issuance of CRPS	4	—	—	—	—	4
Recognition of lease liabilities	—	—	—	24	—	24
Derecognition of lease liabilities	—	—	—	(5)	—	(5)
Secured bank loans for asset acquisition	—	17	—	—	—	17
Interest expense	1,416	14	—	3	—	1,433
Total liability-related other changes	1,420	31	—	22	—	1,473

Balance at December 31, 2020	10,767	212	—	39	3,850	14,868

The accompanying notes form an integral part of these consolidated financial statements.

F-4
5

15	Provisions

	2021	2020
(in $ millions)	$	$
Site restoration	21	6
Legal	32	32

	53	38

	2021	2020
(in $ millions)	$	$
Non-current	18	3
Current	35	35

	53	38

i)	Site restoration

	2021	2020
(in $ millions)	$	$
Balance at January 1	6	6
Provisions made during the year	18	1
Provisions reversed during the year	(3)	(1)

Balance at December 31	21	6

The provisions relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.

ii)	Legal

	2021	2020
(in $ millions)	$	$
Balance at January 1	32	*
Provisions made during the year	1	31
Effect of movements in exchange rates	(1)	1

Balance at December 31	32	32

*	Amounts less than $1 million
The balance primarily includes a provision in relation to a legal claim filed by the competition authority in Malaysia in consideration of the Group’s position of market strength in the Mobility segment. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount of provision as at December 31, 2021.

The accompanying notes form an integral part of these consolidated financial statements.

F-4
6

16	Trade and other payables

	2021	2020
(in $ millions)	$	$
Non-current liabilities
Other payables	12	3
Employee defined benefit	15	15

	27	18

Current liabilities
Trade payables	167	109
Accrued operating expenses	345	278
Electronic wallets	242	204
Tax payables	29	20
Deposits	20	17
Contract liabilities	9	13
Others	32	20

	844	661

i)	Employee defined benefit
Certain subsidiaries operate a
non-contributory
defined benefit pension scheme that provides retirement benefits for certain employees.

ii)	Tax payables
These amounts comprise VAT and withholding tax payables.

iii)	Financial risk management
Information about the exposure of trade and other payables to relevant financial risks (currency and liquidity risk) is disclosed in Note 25.

17	Income taxes

i)	Amounts recognized in profit or loss

	2021	2020	2019
(in $ millions)	$	$	$
Current tax expense
Current year	6	7	6
Changes in estimates related to prior years	*	*	2

	6	7	8

Deferred tax (credit)/expense
Origination and reversal of temporary difference	(3)	(5)	(1)

Income tax expense	3	2	7

*	Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

F-4
7

ii)	Reconciliation of effective tax rate

	2021	2020	2019
(in $ millions)	$	$	$
Loss before tax	(3,552)	(2,743)	(3,981)
Tax at the domestic rates applicable to profits in the countries where the Group operates	(238)	(241)	(606)
Non-deductible expenses	46	66	108
Current year losses for which no deferred tax asset is recognized	211	196	513
Benefits from previously unrecognized tax losses	(16)	(19)	(10)
Changes in estimates related to prior years	*	*	2

Income tax expense	3	2	7

*	Amount less than $1 million

iii)	Movement in deferred tax balances

	2021	2020
(in $ millions)	$	$
Deferred tax assets
Deferred revenue and others	5	–
Deferred tax liabilities
Property, plant and equipment and others	3	1

	Deferred tax liability arising from Property, plant and equipment and others	Deferred tax asset arising from Deferred revenue and others
(in $ millions)	$	$
Balance at January 1, 2020	6	–
Recognized in profit or loss	(5)	–
Balance at December 31, 2020	1	–
Balance at January 1, 2021	1	–
Recognized in profit or loss	2	5
Balance at December 31, 2021	3	5

iv)	Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect of the following items:

	2021	2020
(in $ millions)	$	$
Unutilized tax losses	6,324	4,933
Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Group can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

The accompanying notes form an integral part of these consolidated financial statements.

F-4
8

v)	Tax losses carried forward
Out of the $6,324 million tax losses, $4,145 million expire as below. The remaining tax losses do not expire under the current tax legislation.

Expire by	$
(in $ millions)

2022	407
2023	922
2024	1,614
2025	600
2026	496
2027	–
2028	72
2029	27
2030	7
Deferred tax assets have not been recognized in respect of the tax losses carried forward because it is not probable that future taxable profits will be available against which the Group entities can utilize benefits therefrom.

18	Share-based payment arrangements

i)	Description of the share-based payment arrangements
Prior to consummation of the Reverse
Recapitalization
, the GHI Group had in place equity-settled share-based payment arrangements by way of the 2015 Equity Incentive Plan (the ‘2015 GHI Plan’) and the 2018 Equity Incentive Plan (the ‘2018 GHI Plan’) which served as the successor to the 2015 Plan, under which GHI could:

1.	grant options to purchase its ordinary shares (‘Share Options’); or

2.	issue restricted share units/awards (‘RSUs’); or

3.	issued restricted ordinary shares
to selected employees, officers, directors and consultants of GHI and its subsidiaries and non-employee
directors of GHI.
The Share Options and RSUs granted generally vested 25% on each anniversary of the grant, over a four year-period. The maximum term of Share Options granted under the 2015 GHI and 2018 GHI Plan did not exceed ten years from the date of grant. The Share Options and RSUs granted to employees do not have the rights of the ordinary shares until the Share Options and RSUs were vested, exercised and recorded into the register of members of GHI. Additionally, during 2021, GHI granted RSU and restricted ordinary shares with performance conditions in addition to time-based service conditions. The performance conditions have been satisfied upon the listing of the Group on NASDAQ.
During 2021, the GHL 2021 Equity Incentive Plan (the “2021 GHL Plan”) was established and became effective on December 1, 2021. Following the consummation of the Reverse
Recapitalization
, no further awards will be granted under the 2018 GHI Plan. In addition, in connection with the Reverse
Recapitalization
, all options, RSUs and restricted shares with respect to GHI ordinary Shares that were outstanding under the 2015 GHI Plan and 2018 GHI Plan at the time of consummation of the Reverse
Recapitalization
have been replaced by Share Options, RSUs and restricted shares with respect to GHL Class A ordinary shares (and in the case of the Key Executives, GHL Class B ordinary shares) under the 2021 GHL Plan, based on an exchange ratio for the right to receive 1.3032888
GHL ordinary share for each GHI ordinary share.

The accompanying notes form an integral part of these consolidated financial statements.

F-
49

a)	Reconciliation of outstanding Share Options
The number and weighted-average exercise prices of Share Options under the GHI 2018 Plan and GHI 2015 Plan and as replaced by the 2021 GHL Plan were as follows:

		Weighted average	Weighted-average
	Number of Share	exercise price per	remaining contractual
	Options #	GHI share #	life
GHI 2018 Plan and GHI 2015 Plan	’000	$	(in years)
As of January 1, 2019	89,944	0.61	8.23
Granted	41,220	1.87
Exercised	(8,612)	0.55
Canceled and forfeited	(7,340)	0.68

As of December 31, 2019	115,212	1.06	8.21
Granted	11,736	1.85
Exercised	(7,308)	0.59
Canceled and forfeited	(5,397)	0.99

As of December 31, 2020	114,243	1.17	7.54
Granted	2,848	1.29
Exercised	(62,220)	0.81
Canceled and forfeited	(1,564)	1.04
Effect of replacement of GHI 2018 Plan and GHI 2015 Plan with 2021 GHL Plan as a part of Reverse Recapitalization	(53,307)	1.97

As of December 31, 2021	—	—	—

Exercisable
As of December 31, 2019	38,507	0.53

As of December 31, 2020	57,634	0.80

#	T he number and exercise price of share options have been retrospectively restated to reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.
The Share Options outstanding as at December 31, 2020 had an exercise price in the range of
$0.28 to $6.07
(2019: $0.28 to $3.70). As at December 31, 2020, certain Share Options were exercised but have not been registered as ordinary shares.

		Weighted average	Weighted-average
	Number of Share	exercise price per	remaining contractual
	Options	GHI share	life
2021 GHL Plan	’000	$	(in years)
Reverse Recapitalization replacement issuance	53,307	1.97	7.41
Exercised	(188)	0.81
Canceled and forfeited	(23)	1.73

As of December 31, 2021	53,096	1.98	7.81

Exercisable
As of December 31, 2021	18,010	1.76

The Share Options outstanding as at December 31, 2021 had an exercise price in the range of $0.28 to $4.03. As at December 31, 2021, certain share options exercised had not yet been registered as ordinary shares.

b)	Reconciliation of outstanding RSUs
The number of unvested RSUs granted under the GHI 2018 Plan and GHI 2015 Plan and as replaced by the 2021 GHL Plan were as follows:

Number of unvested restricted share units #
GHI 2018 Plan and GHI 2015 Plan	’000
As of January 1, 2019	25,804
Granted	30,285
Vested	(10,293)
Canceled and forfeited	(9,494)

As of December 31, 2019	36,302
Granted	19,850
Vested	(10,114)
Canceled and forfeited	(9,492)

As of December 31, 2020	36,546
Granted	47,895
Vested	(11,783)
Canceled and forfeited	(6,201)
Effect of replacement of GHI 2018 Plan and GHI 2015 Plan with 2021 GHL Plan as a part of Reverse Recapitalization	(66,457)

As of December 31, 2021	—

#	T he number of RSUs have been retrospectively restated to reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.
As at December 31, 2020 and 2019, certain RSUs were vested but have not been registered as ordinary shares. During 2021,
9,630,000
RSUs were granted to employees with both time-based service and performance conditions. The performance conditions have been satisfied upon the listing of the Group on NASDAQ.

The accompanying notes form an integral part of these consolidated financial statements.

F-5
0

Number of unvested restricted share units
2021 GHL Plan	’000

Reverse Recapitalization replacement issuance	66,457
Vested	(330)
Canceled and forfeited	(1,481)

As of December 31, 2021	64,646

As at December 31, 2021, certain RSUs were vested but have not been registered as ordinary shares.

c)	Restricted ordinary shares
During 2021, GHI issued 24,900,000
restricted ordinary shares to certain employees where the vesting of these ordinary shares was dependent on the satisfaction of a combination of service and performance conditions. The performance conditions have been satisfied upon the listing of the Group on NASDAQ. The weighted average fair value of the GHI restricted ordinary shares granted was $10 based on the price per ordinary share which was the basis of the merger with the SPAC (see Note 1) as part of the Reverse
Recapitalization
(see Note 28). The Reverse
Recapitalization
has resulted in these restricted ordinary shares being converted to
 32,452,000
GHL Class B ordinary shares based on the exchange ratio of 1.3032888 GHL ordinary shares for each GHI ordinary share.

ii)	Share-based payment expenses
The following table summarizes total share-based payment expense by function for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	2021	2020	2019
(in $ millions)	$	$	$
Cost of revenue	42	10	4
Sales and marketing	11	2	1
Research and development	89	14	12
General and administrative	215	28	17

Total	357	54	34

iii)	Measurement of fair values

a)	Share Options
The fair value of the Share Options has been measured using the Black-Scholes option-pricing model based on the value of ordinary shares. A summary of the measurement of the fair values and inputs at grant date is as follow:

	2021	2020	2019
Fair value at grant date (weighted average) #	$8.95	$2.46	$1.13
Share price at grant date (weighted average) #	$9.97	$3.59	$2.08
Exercise price at grant date (weighted average) #	$1.29	$1.85	$1.87
Expected volatility (weighted average)	61.57%	56.46%	52.70%
Expected terms (years) (weighted average)	6.2	6.0	6.2
Expected dividend (weighted average)	0%	0%	0%
Risk-free interest rate (weighted average)	1.24%	0.40%	1.80%

#
The fair value and exercise price of share options and the fair value of the share price at grant date have been retrospectively restated to reflect the exchange ratio to receive
1.3032888
GHL Ordinary Shares for each GHI Share.

Expected volatility has been based on the weighted-average historical share price volatility of comparable publicly traded companies. The expected term has been estimated based on the simplified method. The risk-free interest rate has been based on the US government bond yield curve in effect at the time of grant. No GHL Share Options were granted after the date of consummation of Reverse
Recapitalization
.

b)	RSUs
For 2021, a majority of the RSUs granted were measured at $10 which is the price per ordinary share that was the basis of the merger with the SPAC (see Note 1) as part of the Reverse
Recapitalization
(see Note 28). The weighted average fair value of RSUs granted during 2021 was $9.88. No GHL RSUs were granted after the date of consummation of Reverse
Recapitalization
.
For 2020 and 2019, the fair value of the RSUs has been measured using a hybrid method incorporating both the Probability-Weighted Expected Return Model (“PWERM”) and the Option Pricing Model (“OPM”). A summary of the measurement of the fair values and inputs at grant date were as follow:

	2020	2019
Fair value at grant date (weighted average) #	$1.96	$2.04
Expected volatility	49.6% to 66.3%	46.6% to 49.6%
Risk-free interest rate	0.13% to 1.6%	1.6% to 2.49%
Expected dividend (weighted average)	0%	0%
Discount for lack of marketability	20%	20% to 27.5%

#	The fair value at grant date has been retrospectively restated to reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.

The accompanying notes form an integral part of these consolidated financial statements.

F-5
1

19	Revenue

i)	Revenue streams

	2021	2020	2019
(in $ millions)	$	$	$
Deliveries	148	5	(638)
Mobility	456	438	9
Financial services	27	(10)	(229)
Enterprise and new initiatives	44	36	13

	675	469	(845)

Mobility revenue includes rental income from motor vehicles of $103 million (2020: $95 million; 2019: $140 million), refer to Note 24.

ii)	Geographic information

	2021	2020	2019
(in $ millions)	$	$	$
Singapore	283	246	(30)
Malaysia	108	91	92
Philippines	81	51	39
Thailand	76	57	(19)
Rest of Southeast Asia	127	24	(927)

	675	469	(845)

iii)	Major customers
Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.

20	Income and expenses

i)	Other income

	2021	2020	2019
(in $ millions)	$	$	$
Government grant income	8	18	—
Others	4	15	14

	12	33	14

Government grant income was provided by the Singapore Government under the Job Support Scheme.

ii)	Other expenses

	2021	2020	2019
(in $ millions)	$	$	$
Impairment of goodwill (Note 6)	8	28	28
Others	3	12	2

	11	40	30

The accompanying notes form an integral part of these consolidated financial statements.
F-5
2

iii)	Expenses by nature
Total cost of revenue, sales and marketing expenses, general and administrative expenses and research and development expenses include expenses of the following nature:

	2021	2020	2019
(in $ millions)	$	$	$
Staff costs	1,019	639	600
Operation costs	462	425	545
Depreciation and amortization	345	387	647
Marketing expenses	177	65	111
Professional fees	82	56	60

21	Net finance costs

	2021	2020	2019
(in $ millions)	$	$	$
Interest income under the effective interest method on:
- Time deposits	11	28	43
- Cash and cash equivalents	15	14	33
Net change in fair value of financial assets and liabilities	37	—	—
Net foreign exchange gain	2	11	9
Finance income	65	53	85
Financial liabilities measured at amortized cost – interest expense	(1,701)	(1,433)	(1,053)
Impairment loss and change in fair value on investment in associates	—	(15)	—
Net change in fair value of financial assets and liabilities	—	(42)	(3)
Finance costs	(1,701)	(1,490)	(1,056)
Share listing and associated expenses (Note 28)	(353)	—	—
Net finance costs recognized in profit or loss	(1,989)	(1,437)	(971)

22	Loss per share
Loss per share for the years ended December 31, 2020 and 2019 have been retrospectively restated reflecting the exchange ratio to receive 1.3032888 GHL ordinary shares for each GHI share as part of the Reverse Recapitalization. The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the years ended December 31, 2021, 2020 and 2019 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	2021	2020 (Restated)	2019 (Restated)
	$	$	$
Loss for the year	(3,555)	(2,745)	(3,988)
Add: Loss attributable to non-controlling interests	(106)	(137)	(241)
Loss for the year attributable to ordinary shareholders	(3,449)	(2,608)	(3,747)
Basic weighted-average ordinary shares outstanding	539,947	181,190	154,126
Basic loss per share attributable to ordinary shareholders	(6.39)	(14.39)	(24.31)
Diluted loss per share attributable to ordinary shareholders	(6.39)	(14.39)	(24.31)
As the Group incurred net losses for the years ended December 31, 2021, 2020 and 2019, basic loss per share was the same as diluted loss per share.
The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the years ended December 31, 2021, 2020 and 2019 (in thousands) or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	2021	2020 (Restated)	2019 (Restated)
Convertible redeemable preference shares	—	2,871,351	2,576,688
Warrants (Note 13)	26,000	—	—
Restricted ordinary shares (Note 18)	32,452	—	—
Share options (Note 18)	53,096	114,244	115,212
RSUs (Note 18)	64,752	36,546	36,301
Options to swap the shares in GHL subsidiaries for GHL Class A Ordinary Shares	47,755	—	—

Total	224,055	3,022,141	2,728,201

The accompanying notes form an integral part of these consolidated financial statements.

F-5
3

23	Related parties

i)	Transactions with key management personnel compensation
Compensation to Directors and executive officers of the Group comprised the following:

	2021	2020	2019
(in $ millions)	$	$	$
Short-term employee benefits	4	2	2
Post-employment benefits	*	*	*
Share-based payment	172	24	6

*	Amount less than $1 million
The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or joint control is insignificant.

ii)	Other related party transactions
The Group has entered into shareholders agreements with NCI that include capital contribution commitments. This primarily includes a commitment to contribute approximately $937 million to a subsidiary within the Group’s financial service segment offering digital banking services.
The Group did not enter into other significant related party transactions.

24	Leases

i)	As a lessee
The Group leases office premises and motor vehicles. These leases, which have fixed rental payments, typically run for a period of one to eleven years with an option to renew the lease after that term.
The Group leases office equipment with contract terms of one to five years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

a)	Right-of-use assets
Right-of-use assets related to leased properties that do not meet the definition of investment property and are presented as property, plant and equipment.

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2020	48	1	49
Depreciation	(29)	(1)	(30)
Additions	24	*	24
Derecognition	(5)	*	(5)
Effects of movement in exchange rates	1	*	1
Balance at December 31, 2020	39	*	39

*	Amounts less than $1 million

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2021	39	*	39
Depreciation	(27)	*	(27)
Additions	100	6	106
Derecognition	*	*	*
Effects of movement in exchange rates	*	*	*
Balance at December 31, 2021	112	6	118

*	Amounts less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

b)	Amounts recognized in profit or loss

	2021	2020

(in $ millions)	$	$
Interest on lease liabilities	5	3
Income from sub-leasing right-of-use assets presented in ‘Revenue’	(1)	(2)
Expenses relating to short-term leases	1	1
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	*	*
Expenses relating to variable lease payments not included in the measurement of lease liabilities	1	1

*	Amount less than $1 million

c)	Amounts recognized in statement of cash flows

	2021	2020

(in $ millions)	$	$
Total cash outflow for leases	24	30

The accompanying notes form an integral part of these consolidated financial statements.

F-5
5

ii)	As a lessor
The Group leases out its motor vehicles consisting of its owned vehicles as well as leased vehicles. All leases are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.
Rental income recognized by the Group during 2021 was $103 million (2020: $95 million). The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

	2021	2020
(in $ millions)	$	$
Not later than one year	42	52
Later than one year and not later than five years	3	33
(Also refer to Notes 14 and 25)

25	Financial instruments

i)	Financial risk management
The Group has exposure to the following risks from its use of financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk
This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

a)	Risk management framework
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Group management establishes policies and procedures around risk identification, measurement and management; and setting and monitoring risk limits and controls, in accordance with the objectives and underlying principles in the risk management framework approved by the Board of Directors. Risk management policies and procedures are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The accompanying notes form an integral part of these consolidated financial statements.

F-5
6

b)	Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables, loans and advances, payment cycle receivables, deposits and cash and cash equivalents. The Group does not have significant credit exposure to a single counterparty.
Impairment losses on financial assets recognized in profit or loss were as follows:

	2021	2020	2019
(in $ millions)	$	$	$

Trade receivables	8	33	35
Loans and advances at amortized cost	11	10	15
Payment cycle receivables	5	3	12
Other receivables	3	11	(5)
Time deposits	(8)	8	*
Cash and cash equivalents	—	(2)	(1)

	19	63	56

*	Amount less than $1 million
Trade receivables
Credit risk mainly relates to current trade receivables from driver-partners and merchant-partners under the Deliveries, Mobility and Enterprise and new initiatives segments. There is no significant concentration of customer credit risk. In monitoring customer credit risk, customers are grouped according to their credit characteristics which includes geographic location and operating segment. In response to the
Covid-19
pandemic, the Group has been performing more frequent reviews of receivable collection and the number of days past due in order to more closely monitor credit behavior and when necessary to respond with swift commercial action.
The Group does not have collateral in respect of outstanding trade receivables. The Group does not have trade receivables for which no loss allowance is recognized because of collateral.
The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount
	2021	2020
(in $ millions)	$	$

Indonesia	36	39
Singapore	25	20
Philippines	5	7
Malaysia	13	6
Vietnam	7	7
Other countries	9	5

	95	84

Expected credit loss measurement
The Group uses an allowance matrix to measure ECLs of trade receivables which comprise a large number of small balances.
Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off.
Roll rates are calculated separately for exposures in different segments based on the common credit risk characteristics of geographic region and type of services purchased. Loss rates are based on actual payment and credit loss experience over the preceding 12 to 18 months. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables, which include a reflection of the actual and expected impact of the
COVID-19
pandemic in each geographic region.

The accompanying notes form an integral part of these consolidated financial statements.

F-5
7

The following table provides information about the exposure to credit risk and ECLs for trade receivables as at December 31:

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2021
Current (not past due)	2.94	70	(2)	No
1 – 30 days past due	10.08	17	(2)	No
31 – 60 days past due	20.46	10	(2)	No
61 – 90 days past due	50.14	5	(2)	No
91 – 120 days past due	55.76	4	(3)	No
More than 121 days	98.54	11	(11)	Yes

		117	(22)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2020
Current (not past due)	7.48	68	(5)	No
1 – 30 days past due	16.65	17	(3)	No
31 – 60 days past due	45.85	4	(2)	No
61 – 90 days past due	49.32	4	(2)	No
91 – 120 days past due	76.74	3	(2)	No
More than 121 days	94.57	28	(26)	Yes

		124	(40)

Movements in allowance for impairment in respect of trade receivables
The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2021	2020
(in $ millions)	$	$
At January 1	40	26
Impairment loss recognized	8	33
Amounts written off	(24)	(20)
Exchange translation differences	(2)	1
At December 31	22	40

The accompanying notes form an integral part of these consolidated financial statements.

F-5
8

Loans and advances
Credit risk mainly pertains to term loans provided to merchant-partners, driver-partners and consumers. The Group closely monitors credit quality for the loans and advances to manage and evaluate the Group’s related exposure to credit risk. Credit risk management begins with initial underwriting and continues through to full repayment of a loan or advance. To assess a borrower who requests a loan or advance, the Group, among other indicators, internally developed risk models using detailed information from internal historical experience including the borrower’s prior repayment history with the Group as well as other measures. The Group uses delinquency status and trends to assist in making new and ongoing credit decisions, adjust models, plan collection practices and strategies.
Exposure to credit risk
The exposure to credit risk for loans and advances at the reporting date by geographic region was as follows:

	Carrying amount
	2021	2020
(in $ millions)	$	$
Malaysia	14	2
Singapore	40	9
Thailand	33	11
Philippines	13	7
Indonesia	2	*
Vietnam	5	2

	107	31

*	Amount less than $1 million
There is no concentration of credit risk for loans and advances.
Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off.
Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, nature of counterparty and age of relationship.

The accompanying notes form an integral part of these consolidated financial statements.

F-
59

The following table provides information about the exposure to credit risk and ECLs for loans and advances to customers.

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit- impaired
(in $ millions)%		$	$
2021
Current (not past due)	5.37	97	(5)	No
1 – 30 days past due	12.84	16	(2)	No
31 – 60 days past due	46.53	2	(1)	No
61 – 90 days past due	56.23	1	(1)	No
91 – 120 days past due	87.43	1	(1)	Yes
More than 121 days	91.12	1	(1)	Yes

		118	(11)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit- impaired
(in $ millions)%		$	$
2020
Current (not past due)	7.19	29	(2)	No
1 – 30 days past due	42.85	5	(2)	No
31 – 60 days past due	79.55	3	(2)	No
61 – 90 days past due	80.80	1	(1)	No
91 – 120 days past due	100.00	1	(1)	Yes
More than 121 days	100.00	1	(1)	Yes

		40	(9)

Movements in allowance for impairment in respect of loans and advances
The movement in the allowance for impairment in respect of loans and advances during the year was as follows:

	2021	2020
(in $ millions)	$	$

At January 1	9	13
Impairment loss recognized	11	10
Amounts written off	(9)	(14)
Exchange translation differences	*	*

At December 31	11	9

*	Amount less than $1 million
Deposits with banks and financial institutions and cash and cash equivalents
At December 31, 2021, the Group held deposits with banks and financial institutions and cash and cash equivalents of $3,178 million (2020: $1,282 million) and $4,991 million (2020: $2,173 million) respectively. These amounts are held with reputable bank and financial institution counterparties.
Impairment on deposits with a maturity of 12 months or less from reporting date and cash and cash equivalents has been measured on the
12-month
expected loss basis and reflects the short maturities of the exposures. Impairment on deposits with a maturity of more than 12 months from reporting date has been measured on an expected loss basis that reflects the longer maturities of the exposures. The Group considers that these amounts have low credit risk based on the external credit ratings of the counterparties and therefore have insignificant provision for expected credit losses.

The accompanying notes form an integral part of these consolidated financial statements.

c)	Liquidity risks
Risk management policy
‘Liquidity risk’ is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.
Management monitors rolling forecasts of the Group’s cash and cash equivalents on the basis of expected cash flows. This is generally carried out by operating companies of the Group in accordance with practice and limits set by the Group. These limits vary by location to take into account the liquidity of the market in which the entity operates. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.
The Group monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows.
As part of their overall liquidity management, the Group maintains sufficient levels of funds to meet its working capital requirements. While the Group’s operations were previously financed mainly through the issuance of convertible redeemable preference shares (see Note 11), after the effectuation of the Reverse
Recapitalization
(see Notes 11 and 28), longer term funding requirements are now primarily financed through term loan arrangements (see Note 14).

The following are the contractual maturities of financial liabilities considered in the context of the Group’s liquidity risk management strategy. The amounts are gross and undiscounted and include contractual interest payments.

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
(in $ millions)	$	$	$	$	$
2021
Financial liabilities
Bank loans	138	(150)	(74)	(76)	—
Term loan	1,914	(2,422)	(131)	(2,291)	—
Trade and other payables	780	(780)	(770)	(10)	—
Lease liabilities	123	(197)	(23)	(58)	(116)
	2,955	(3,549)	(998)	(2,435)	(116)
2020
Financial liabilities
Bank loans	212	(233)	(136)	(97)	—
Trade and other payables	586	(586)	(585)	(1)	—
Lease liabilities	39	(40)	(19)	(21)	*
Convertible redeemable preference shares	10,767	(15,535)	—	(15,535)	—

	11,604	(16,394)	(740)	(15,654)	*

*	Amount less than $1 million

d)	Market risks
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Currency risk
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, cash and cash equivalents and borrowings that are denominated in a currency other than the respective functional currencies of Group entities. The functional currencies of Group entities are primarily the currency of the country in which the entity operates. The currencies in which these transactions primarily are denominated are also in the currency in which the entity operates. The currencies in which these transactions are primarily denominated are the Singapore Dollar (“SGD”) and Indonesian Rupiah (“IDR”).
Interest on external borrowings is denominated in the currency of the borrowing. With the exception of the term loan financing obtained at a Group level (see Note 14), Group entities’ external borrowings are generally denominated in currencies that match the cash flows generated by the underlying operations of the Group, which is also the currency of the country in which the entity operates.
In respect of other monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept at a reasonable level by buying or selling foreign currencies at spot rates when necessary to address short term imbalances.

Based on the above approach to currency risk management, the Group’s net exposure to currencies that are denominated in a currency other than the respective functional currencies of Group entities is insignificant.

The accompanying notes form an integral part of these consolidated financial statements.

Interest rate risks
Exposure to interest rate risk
The Group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk. During 2021 and 2020 the Group’s borrowings at variable rate were mainly denominated in United States Dollars, Singapore Dollars, Indonesian Rupiah and Thai Baht. The borrowings are periodically contractually repriced and to that extent are also exposed to the risk of future changes in market interest rates. The Group monitors reform of benchmark interest rates by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate. As at 31 December 2021, the term loan financing, which is a significant portion of the Group’s variable rate instruments, has not yet transitioned to an alternative benchmark rate although it does contractually contain fallback provisions to address such transition in the future.
The interest rate profile of the Group’s interest-bearing financial instruments as reported to the management of the Group is as follows:

	Carrying amount
	2021	2020
(in $ millions)	$	$
Fixed-rate instruments
Other investments	3,178	1,282
Cash and cash equivalents	4,991	2,173
CRPS (liability component)	—	(10,767)
Bank loans	(100)	(162)
Variable-rate instruments
Bank loans	(38)	(50)
Term loan	(1,914)	—
Fair value sensitivity analysis for fixed-rate instruments
Most fixed-rate financial assets and financial liabilities of the Group are not accounted for at FVTPL. Therefore, a change in interest rates at the reporting dates would not materially affect profit or loss.
Cash flow sensitivity analysis for variable rate instruments
For the bank loans, a change of 100 basis points in interest rates at the reporting date would have had an insignificant impact on profit or loss and equity. For the term loan, a 100 basis point increase in LIBOR (the applied benchmark rate), over and above the set 1.00% floor, would increase interest expense by approximately $20 million.

ii)	Capital management
The Group’s objectives in managing capital are to ensure that the Group will be able to continue as a going concern and to maintain an optimal capital structure so as to enable it to execute business plans and to maximize shareholder value. The Group defines “capital” as including all components of equity and external borrowings.
The capital management strategy translates into the need to ensure that at all times the Group has the liquidity and cash to meet its obligations as they fall due while maintaining a careful balance between equity and debt to finance its assets, day-to-day
operations and future growth. Having access to flexible and cost-effective financing allows the Group to respond quickly to opportunities.
The Group’s capital structure is reviewed on an ongoing basis with adjustments made in light of changes in economic conditions, regulatory requirements and business strategies affecting the Group. The Group balances its overall capital structure by considering the costs of capital and the risks associated with each class of capital. In order to maintain or achieve an optimal capital structure, the Group may issue new shares from time to time, retire or obtain new borrowings or adjust the asset portfolio.

The accompanying notes form an integral part of these consolidated financial statements.

F-6
2

iii)	Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount			Fair value
	Note	Fair value	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$
(in $ millions)
December 31, 2021
Financial assets
Debt investments		685	—	685	594	91	—	685
Equity investments	7	618	—	618	457	—	161	618
Time deposits	7	—	3,178	3,178	—	—	—	—
Trade and other receivables	8	—	255	255	—	—	—	—
Other assets	9	—	172	172	—	—	—	—
Cash and cash equivalents	10	—	4,991	4,991	—	—	—	—
Total		1,303	8,596	9,899	1,051	91	161	1,303
Financial liabilities
Term loan		—	(1,914)	(1,914)	—	—	—	—
Warrant liabilities	13	(54)	—	(54)	(21)	—	(33)	(54)
Bank loans	14	—	(138)	(138)	—	—	—	—
Trade and other payables	16	(9)	(771)	(780)	—	—	(9)	(9)
Total		(63)	(2,823)	(2,886)	(21)	—	(42)	(63)

		Carrying amount			Fair value
	Note	Fair value	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$
(in $ millions)
December 31, 2020
Financial assets
Debt investments		250	—	250	228	22	—	250
Equity investments	7	143	—	143	—	—	143	143
Time deposits	7	—	1,282	1,282	—	—	—	—
Trade and other receivables	8	—	172	172	—	—	—	—
Other assets	9	—	42	42	—	—	—	—
Cash and cash equivalents	10	—	2,173	2,173	—	—	—	—
Total		393	3,669	4,062	228	22	143	393
Financial liabilities
Convertible redeemable preference shares – liability component		—	(10,767)	(10,767)	—	—	—	—
Bank loans	14	—	(212)	(212)	—	—	—	—
Trade and other payables	16	—	(586)	(586)	—	—	—	—
Total		—	(11,565)	(11,565)	—	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

F-6
3

iv)	Measurement of fair values

a)	Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.
The movement in fair value arising from reasonably possible changes to the significant unobservable inputs was assessed as not significant.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Assets
Debt investments	Quoted broker prices	Not applicable	Not applicable

Equity investment	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).

Warrants	Quoted market prices	Discount for lack of marketability	The estimated fair value would decrease (increase) if the discount for a lack of marketability were higher (lower).

b)	Level 3 fair values
The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

$
(in $ millions)
At January 1, 2020	132
Net change in fair value (unrealized)	(42)
Net purchases/ (issuances)	53
At December 31, 2020	143
At January 1, 2021	143
Net change in fair value (unrealized)	35
Net purchases/ (issuances)	(59)
At December 31, 2021	119

The accompanying notes form an integral part of these consolidated financial statements.

F-6
4

26	Operating segments

i)	Basis for segmentation
The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.
The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Deliveries
Connecting driver-partner and merchant-partner with consumers to create a localized logistics platform, facilitating and performing on-demand
and scheduled delivery of a wide variety of daily necessities, including ready-to-eat
meals and groceries, as well as
point-to-point
parcel delivery.

Mobility
Connecting consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain countries), and shared mobility options, such as carpooling. It also includes vehicle rental to enable driver-partners to be able to offer services through the platform.

Financial services
Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, insurance distribution and wealth management in selected markets.

Enterprise and new initiatives
A growing suite of enterprise offerings including advertising and marketing offerings, and anti-fraud offerings. It also includes other lifestyle services offered by our business partners to consumers including domestic and home services, flights, hotel bookings and subscriptions in certain markets.

ii)	Information about reportable segments
The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA.
Segment reporting revenue is disclosed in Note 19. Total revenue for reportable segments equals consolidated revenue for the Group.
Segment adjusted EBITDA is defined as net loss of each operating segment adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions, (xii) regional corporate costs and (xiii) share listing and associated expenses.

The accompanying notes form an integral part of these consolidated financial statements.

F-6
5

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	2021	2020	2019
(in $ millions)	$	$	$
Segment Adjusted EBITDA
Deliveries	(130)	(211)	(809)
Mobility	345	307	(194)
Financial services	(349)	(331)	(548)
Enterprise and new initiatives	9	9	(3)
Total reportable Segment Adjusted EBITDA	(125)	(226)	(1,554)
Regional corporate costs	(717)	(554)	(683)
Net interest income (expenses)	(1,675)	(1,391)	(977)
Other income (expenses)	12	10	13
Income tax expenses	(3)	(2)	(7)
Depreciation and amortization	(345)	(387)	(647)
Stock-based compensation expenses	(357)	(54)	(34)
Unrealized foreign exchange loss	(1)	*	(4)
Impairment losses on goodwill and non-financial assets	(15)	(43)	(60)
Fair value changes on investments	37	(57)	(3)
Restructuring costs	(1)	(2)	(1)
Legal, tax and regulatory settlement provisions	(12)	(39)	(31)
Share listing and associated expenses	(353)	—	—
Consolidated profit or loss after tax	(3,555)	(2,745)	(3,988)

*	Amount less than $1 million
Assets and liabilities are predominantly reviewed by the CODM regionally and not at a segment level. Within the Group’s non-current
assets are property, plant and equipment which are primarily located in Singapore and Indonesia. Other non-current
assets such as intangible assets, goodwill and other investments are predominantly regional assets.

27	Business combinations
There were no material acquisitions of businesses during the financial years ended December 31, 2021 and 2020. A business acquisition subsequent to the end of the financial year has been described in Note 30.

28	Reverse Recapitalization
The Reverse Recapitalization has been accounted for with AGC being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization has been accounted for as the equivalent of GHI issuing shares for the net assets of AGC, accompanied by a recapitalization by third party investors. Therefore, these consolidated financial statements have been presented as a continuation of the GHI Group with:

•	the assets and liabilities of GHI recognized and measured in the GHL consolidated financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;

•	the retained earnings and other equity balances of GHI recognised in the GHL consolidated financial statements at amounts immediately prior to the Reverse Recapitalization;

•	the comparative information presented in the GHL consolidated financial statements are that of GHI Group.

The accompanying notes form an integral part of these consolidated financial statements.
F-6
6

GHI has been determined to be the accounting acquirer, and therefore AGC the acquiree, based on consideration of the following factors:

•
GHI’s previous shareholders have the largest voting interest in GHL with approximately 90% of the voting interest (refer to Note 11 for a description of the terms of exchange of the GHI shares for GHL shares);

•	GHI’s previous shareholders have the right to nominate, appoint and remove the majority of the members on the GHL board of directors;

•	GHI’s previous key management personnel are the current key management personnel of GHL;

•	The business of GHL is a continuation of the ongoing operations of GHI; and

•	GHI is the larger entity, in terms of substantive operations and employee base.
The acquisition of the net assets of AGC on December 1, 2021 does not meet the definition of a business under IFRS and has therefore been accounted for as a share-based payment, with the former AGC shareholders receiving one GHL Class A ordinary share for each issued and outstanding ordinary share in AGC. The excess of fair value of GHL shares issued over the fair value of AGC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred, the summary of which is as follows:

(in $ millions)		$
Fair value of net assets of AGC comprising		398
Cash and cash equivalents	482
Payables	(7)
Warrant liabilities	(77)
Less: Fair value of consideration comprising:
62.5 million GHL Class A ordinary shares (see Note 11)		(688)
Share listing expenses recognised in profit or loss		(290)
The Reverse Recapitalization has also involved:

•
the former AGC warrant holders receiving one warrant to purchase a Class A ordinary share in GHL, for each issued and outstanding warrant to acquire ordinary shares in AGC, which has resulted in the issuance of
 22
million warrants (see Note 13);

•
additional capitalization by way of the issuance of GHL shares and warrants to third party investors on December 1, 2021, pursuant to investment commitments in previously agreed subscription agreements in which the investors committed to subscribe for and purchase million GHL Class A Ordinary Shares (see Note 11) and
4
million GHL warrants (see Note 13) for an aggregate purchase price of
$4,040
million; and

•
professional services expenditure of
 $63
million incurred to facilitate listing on NASDAQ which, in addition to the
$290
million described in the table above, has resulted in a total of
 $353
million share listing and associated expenses being recognised in the profit or loss.

29	Contingencies and commitments

i)	Contingencies
The Group is involved in multiple legal proceedings in the countries in which it operates. These legal proceedings relate to a range of matters including personal injury or property damage cases, employment or labor-related disputes, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries and proceedings relating to compliance with competition, privacy or other applicable regulations.
As at December 31, 2021, in view of the uncertainty of the outcome of these proceedings, with the exception of certain specific legal claims (see Note 15), provisions for such claims have not been recognized as the Group does not consider these proceedings to result in obligations or in the outflow of resources.
These possible obligations include:

a)
an internal investigation into potential violations of certain anti-corruption laws relating to the Group’s operations in one of the countries in which it operates. The Group has voluntarily self-reported the potential violations to the U.S. Department of Justice. As at December 31, 2021, in view of the uncertainty of the outcome of this matter, the Group does not consider it to result in a present obligation that will give rise to probable outflow of resources that can be reliably estimated; and

b)
a tax audit on matters of withholding tax by the local tax office in one of the countries in which the Group operates. As at December 31, 2021, in view of the uncertainty of the outcome of this matter, the Group does not consider it to result in a present obligation that will give rise to probable outflow of resources that can be reliably estimated.

Subsequent to the end of the financial year, in March 2022, two putative shareholder class action lawsuits were filed against the Company and certain of its officers in the U.S. District Court for the Southern District of New York. As these cases are still in a preliminary stage, in view of the uncertainty of the outcome of this matter, the Group does not consider it to result in a present obligation that will give rise to probable outflow of resources that can be reliably estimated.

The accompanying notes form an integral part of these consolidated financial statements.
F-6
7

ii)	Commitments
The Group has entered into
non-cancellable
contracts which mainly pertain to purchase of data processing and technology platform infrastructure services. The following table summarizes significant contractual obligations and commitments as of December 31, 2021:

	Payments due by period
	Total	Less than 1 year	1 to 5 years
(in $ millions)	$	$	$
Non-cancellable purchase obligations	544	299	245

30	Subsequent events

i)
In January 2022, the Group acquired a
 75%
ownership
 interest in Jaya Grocer Holdings Sdn. Bhd. (“Jaya Grocer”), an operator in the premium grocery segment in Malaysia predominantly in the Klang Valley near Kuala Lumpur. Subject to certain terms, the Group will have the option to buy, and the current shareholders will have the option to sell to the Group, the remaining
 25%
of the ownership interest of Jaya Grocer after the closing of the transaction. The consideration for the acquisition of 75% ownership interest includes
$191
million in cash and 8.2 million shares of GHL common stock. The determination of consideration is subject to finalization, as is the resultant accounting.

ii)
In February 2022, the entire NCI in AA Holdings Inc. (“AAHI Inc.”), the investment holding company of the subsidiaries offering financial services, was acquired by the Company by way of an exchange of shares through the issuance of GHL Class A ordinary shares.

The accompanying notes form an integral part of these consolidated financial statements.
F-
6
8