Form 20-F
period 2022-12-31
Grab Holdings Ltd
filed 2023-04-26
CIK 1855612

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-41110

GRAB HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 3,736,043,725 Class A ordinary shares, 125,779,860 Class B ordinary shares, and 25,999,981 warrants, as of December 31, 2022.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

CONVENTIONS AND FREQUENTLY USED TERMS

In this annual report, unless the context otherwise requires, the “Company,” “Grab” and references to “we,” “us,” or similar references should be understood to be references to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities. When this annual report refers to “Grab” “we,” “us,” or similar references in the context of discussing Grab’s business or other affairs prior to the consummation of the Business Combination on December 1, 2021, it refers to the business of Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities. Following the date of consummation of the Business Combination, references to “Grab” “we,” “us,” or similar references should be understood to refer to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities. Given that the Business Combination is accounted for as a reverse acquisition, as described in more detail in Note 11 to our consolidated financial statements included elsewhere in this annual report, and the accounting acquirer is Grab Holdings Inc., the post-Business Combination financial statements included in this annual report show the consolidated balances and transactions of the Company and Grab Holdings Inc.

Certain amounts and percentages that appear in this annual report may not sum due to rounding.

Unless otherwise stated or unless the context otherwise requires, in this annual report:

“AI” means artificial intelligence;

“base incentive(s)” means the amount of incentives to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners;

“Business Combination” means the Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement;

“Business Combination Transactions” means, collectively, the Initial Merger, the Acquisition Merger and each of the other transactions contemplated by the Business Combination Agreement, the Confidential Disclosure Agreement, dated as of February 8, 2021, between AGC and GHI, the PIPE Subscription Agreements, the Amended and Restated Forward Purchase Agreements, the Sponsor Support Agreement, the GHI Shareholder Support Agreements, the Registration Rights Agreement, the Shareholders’ Deed, the Backstop Subscription Agreement, the Sponsor Subscription Agreement, the Assignment, Assumption and Amendment Agreement, the Initial Merger Filing Documents, the Acquisition Merger Filing Documents and any other related agreements, documents or certificates entered into or delivered pursuant thereto. For details about the Business Combination Transactions and the related agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”;

“CAGR” means compound annual growth rate;

“Class A Ordinary Shares” refers to Class A ordinary shares of the share capital of our company with a par value of $0.000001 each;

“Class B Ordinary Shares” refers to Class B ordinary shares of the share capital of our company with a par value of $0.000001 each;

“consumer” refers to an end-user who uses services or purchases our products offered by or through us;

“Digital Banking JV” means GXS Bank Pte. Ltd., a private limited company incorporated under the laws of Singapore, which is the joint venture entity with one of our subsidiaries and a subsidiary of Singapore Telecommunications Limited (“Singtel”) as its shareholders and is the entity through which their joint application to the MAS for a digital full bank license in Singapore was made, and the entity which together with a consortium of partners were selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions;

“digital lending” means lending through digital channels with no in-person interactions, which includes both corporate SME lending and consumer lending conducted through such channels;

“driver-partner” refers to an independent third-party contractor who provides mobility and/or deliveries services on our platform;

“e-wallet” means a software-based system that allows individuals to perform digital and/or electronic payments to a business or individual for either goods or services. This includes proximity transactions in which the device must interact with the point of sale (“POS”) terminal in some way in order to initiate the payment transaction and remote transactions in which the location of the device to the POS terminal is irrelevant. Both pass-through and staged e-wallets transactions are included. Peer-to-peer transfer transactions are excluded;

“excess incentive(s)” occurs when the amount of payments made to driver- and merchant-partners exceed the amount of commissions and fees earned by us from those driver- and merchant-partners;

“Exchange Ratio” means the quotient obtained by dividing $13.032888 by $10.00, which is 1.3032888;

“Existing Warrant Agreement” means the warrant agreement, dated September 30, 2020, by and between AGC and Continental;

“GDP” means gross domestic product, which is the sum of gross value added by all resident producers in the economy plus any product taxes and minus any subsidies not included in the value of the products. It is calculated without making deductions for depreciation of fabricated assets or for depletion and degradation of natural resources. Current prices of goods and services were used in its calculation;

“GFG” means AA Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and holding company for Grab’s financial services businesses, including its equity interest in the Digital Banking JV;

“GHI” means Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities;

“GHL” means Grab Holdings Limited (formerly known as J1 Holdings Inc.), an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Limited and its subsidiaries and consolidated affiliated entities;

“GrabBike” refers to our ride-hailing booking service, which enables driver-partners to accept bookings for private hire motorcycle rides through our driver-partner application;

“GrabCar” refers to our ride-hailing booking service, which enables private hire driver-partners to accept bookings through our driver-partner application, and includes various localized offerings including premium cars (GrabCar Premium), cars equipped to transport persons with mobility needs (GrabAssist), cars equipped with child seats (GrabFamily), large format vehicles or premium economy vehicles (GrabCar Plus) and luxury vans for airport or business travelers (GrabLux);

“GrabExpress” means our package delivery booking service, which enables driver-partners to accept bookings for package delivery services through our driver-partner application;

“GrabFood” means our food ordering and delivery booking service, which enables merchant-partners to accept bookings for prepared meals from consumers (with options for on-demand deliveries, scheduled deliveries and pick-up orders) through our merchant-partner application and it also enables driver-partners to accept bookings for prepared meal delivery services through our driver-partner application;

“GrabForGood Fund” means our endowment fund that aims to introduce and support programs that empower Southeast Asian communities to improve socioeconomic mobility and quality of life;

“GrabHitch” refers to our carpooling booking service, which enables drivers other than our driver-partners, who sign up through our platform, to accept bookings for carpool rides through our platform;

“GrabInvest” refers to investment products offered through our platform, including those based on money market and short-term fixed-income mutual funds, in which users can invest and grow their savings;

“GrabKios” refers to the services offered through our platform in Indonesia, which allow GrabKios agents to act as distributors or resellers of digital goods including mobile airtime credits, bill payment services and e-commerce purchasing services;

“GrabKitchen” means our centralized food preparation facilities, which are used by certain merchant-partners;

“GrabMart” and “GrabSupermarket” means our goods ordering and delivery booking services, which enables merchant-partners to accept bookings for goods from consumers (with options for on-demand deliveries, scheduled deliveries and pick-up orders) through our merchant-partner application, and it also enables driver-partners to accept bookings for goods delivery services through our driver-partner application;

“GrabMerchant” refers to the platform that we provide which equips merchant-partners with tools to grow their business;

“GrabPay” means our digital payments solution, which allows consumers to make online and offline electronic payments using their mobile wallet and also allows our driver- and merchant-partners to receive digital payments for their services;

“GrabRentals” refers to our offering which facilitates vehicle rental for our driver-partners at competitive rates through our rental fleet or third-party rental services, to allow driver-partners with limited vehicle access to offer services on our platform;

“GrabRewards” means our loyalty platform providing consumers that use services offered through our platform with a large catalog of points redemption options, including offers from both popular merchant-partners and us;

“Jaya Grocer” refers to Jaya Grocer Holdings Sdn. Bhd., a mass-premium supermarket chain in Malaysia, in which we acquired a majority economic interest in January 2022;

“JustGrab” refers to our ride-hailing booking service, which enables driver-partners to accept bookings for private hire car rides or taxi rides, in both cases with upfront non-metered pricing;

“Key Executives” refers to our CEO and co-founder Anthony Tan, co-founder Tan Hooi Ling and President Maa Ming-Hokng;

“MAS” means the Monetary Authority of Singapore;

“merchant-partner” refers to online and offline merchants, restaurants and food stalls, convenience stores or retail shops or shops that sell products or services on our platform;

“MSMEs” means micro, small and medium sized businesses;

“NASDAQ” means the Nasdaq Stock Market;

“online food delivery” means prepared meals (food and drink) which are ordered online and delivered to the consumer. Only orders made by means of platforms are included and does not include takeaway sales, transported off premise by the consumer;

“online investment” means investments through digital channels with no in-person interactions;

“OVO” refers to PT Visionet Internasional, a subsidiary of PT Bumi Cakrawala Perkasa, one of our subsidiaries, and a digital platform service located in Indonesia that offers payments, customer incentives in the form of loyalty points and financial services;

“PayLater” refers to the buy-now-pay-later products offered through our platform that enables receivables factoring or digital lending service (in certain markets) and allow our driver- and merchant-partners to offer their consumers the option to pay for goods and services either in one bill at the end of the month or such other predetermined period or on an installment basis;

“Permitted Entities” of a Key Executive means: (i) any person in respect of which the Key Executive has, directly or indirectly (A) control over the voting of Class B Ordinary Shares held or to be transferred to that person, (B) the ability to direct or cause the direction of the management and policies of that person or any other person having authority referred to in the immediately foregoing, or (C) the operational or practical control of that person, including through the right to appoint, designate, remove or replace the person having the authority referred to in the foregoing; (ii) any trust the beneficiaries of which consist primarily of a Key Executive, his or her family members, and/or any person controlled by a trust, including, with respect to Mr. Tan, Hibiscus Worldwide Ltd.; or (iii) any person controlled by a trust described in the immediately foregoing;

“Permitted Transferee” of a holder of Class B Ordinary Shares means: (i) any Key Executive; (ii) any Key Executive’s Permitted Entities; (iii) the transferee or other recipient in any transfer of any Class B Ordinary Shares by any holder of Class B Ordinary Shares to (A) his or her family members, (B) any other relative or individual approved by the GHL board of directors, (C) any trust or estate planning entity primarily for the benefit of, or the ownership interest of which are controlled by, such holder of Class B Ordinary Shares, his or her family members and/or other trusts or estate planning entities, or any entity controlled by such a trust or estate planning entity, or (D) occurring by operation of law, including in connection with divorce proceedings; (iv) any charitable organization, foundation or similar entity; (v) GrabForGood Fund; (vi) GHL or any of its subsidiaries; and (vii) in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive other than Mr. Tan, any Key Executive’s family members, another holder of Class B Ordinary Shares, or a designee approved by a majority of all members of GHL’s board of directors (and Class B Directors shall form a majority of such majority of all directors); provided that (x) as a condition to the applicable transfer, any Permitted Transferee shall have adhered to the proxy to Mr. Tan; and (y) in case of any transfer of Class B Ordinary Shares pursuant to clauses (ii)-(v) above to a person who later ceases to be a Permitted Transferee, GHL may refuse registration of any subsequent transfer except back to the transferor of such Class B Ordinary Shares;

“PIPE Investors” means the third-party investors who entered into PIPE Subscription Agreements;

“PIPE Subscription Agreements” means the share subscription agreements, dated April 12, 2021, by and among GHL, AGC and the PIPE Investors pursuant to which the PIPE Investors subscribed for and purchased, in the aggregate, 326,500,000 Class A Ordinary Shares for $10 per share, or an aggregate purchase price equal to $3.265 billion;

“prepared meal” means food and drink served through channels such as cafés/bars, full-service restaurants, limited-service restaurants, self-service cafeterias and street stalls/kiosks;

“receivables factoring” means the purchasing from merchants or service providers of account payables to them by consumers to whom they have provided goods or services;

“regional corporate costs” means costs that are not attributed to any of the business segments, including certain cost of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional cost of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs;

“Registration Rights Agreement” means the registration rights agreement, dated April 12, 2021, by and among AGC, GHL, Sponsor, the Sponsor Related Parties and certain of the former shareholders of GHI that became effective upon completion of the Business Combination pursuant to which, among other things, GHL agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and Sponsor, the Sponsor Related Parties and the shareholders of GHI that were parties thereto have been granted customary demand and piggyback registration rights;

“ride-hailing” means prearranged and on-demand transportation service for compensation in which drivers and passengers connect via digital applications or platforms;

“SEC” means the U.S. Securities and Exchange Commission;

“Southeast Asia” refers to Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam, unless otherwise noted;

“superapp” means an integrated mobile application of many applications that aims to provide a one-stop marketplace platform with multiple offerings delivered via a single technology platform and third-party integrations;

“Term Loan B Facility” means the $2 billion senior secured term loan B facility under the Credit and Guaranty Agreement, dated as of January 29, 2021 (as amended), by and among GHI, Grab Technology LLC, certain guarantors, certain lenders, JPMorgan Chase Bank, N.A., as administrative agent, and Wilmington Trust (London) Limited, as collateral agent;

“U.S. Dollars” and “$” means United States dollars, the legal currency of the United States; and

“Warrant” means a warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.

Non-IFRS Financial Measures

Unless otherwise stated or unless the context otherwise requires in this annual report:

“Adjusted EBITDA” is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment loss on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses;

“Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs; and

“Total Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the sum of Segment Adjusted EBITDA of our four business segments.

Key Operating Metrics

Unless otherwise stated or unless the context otherwise requires in this annual report:

“consumer incentives” represents the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue;

“GMV” means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores;

“MTUs” means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs will additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab's apps;

“partner incentives” represents the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue; and

“TPV” means total payments volume received from consumers, which is an operating metric defined as the value of payments, net of payment reversals, successfully completed through our platform.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, the markets in which we operate, the macroeconomic, political and regulatory environment, the benefits and synergies of the Business Combination, including anticipated cost savings, as well as the possible or assumed future results of operations of the combined company after the consummation of the Business Combination in December 2021. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:

•
Developments related to the COVID-19 pandemic, including, among others, with respect to recovery of economies from the COVID-19 pandemic, numbers of COVID-19 cases, the occurrence of new COVID-19 strains and any reinstatement of COVID restriction measures such as stay-at-home orders and social distancing measures should new COVID-19 outbreaks occur;
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
•
The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and the global economic condition;
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
•
Changes in interest rates or rates of inflation;
•
Exchange rate fluctuations;
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
•
Legal, regulatory and other proceedings;
•
Our ability to maintain the listing of our securities on NASDAQ; and
•
The results of any future financing efforts.

The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under “Item 3. Key Information—D. Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report or elsewhere might not occur.

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
•
The COVID-19 pandemic has materially impacted our business, its effect on us is still ongoing, and it or other pandemics or public health threats could adversely affect our business, financial condition, results of operations and prospects.
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

•
If we are required to reclassify drivers as employees or otherwise, or if driver-partners unionize, there may be adverse business, financial, tax, legal and other consequences.
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
•
Our revenue and profitability may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in any regions of Southeast Asia as well as globally.
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
•
If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

Risks Relating to Taxation

•
We believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2022, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders.

Risks Relating to Our Business and Industry

Our business is still in a relatively early stage of growth, and if our business or superapp platform do not continue to grow, grow more slowly than we expect, fail to grow as large as we expect or fail to achieve profitability, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Although our business has grown rapidly, our businesses in Southeast Asia and in particular our superapp platform are relatively new, and there is no assurance that we will be able to achieve and maintain growth and profitability across all of our business segments. There is also no assurance that market acceptance of our offerings will continue to grow or that new offerings will be accepted. In addition, our business could be impacted by macroeconomic conditions and their effect on discretionary consumer spending, which in turn could impact consumer demand for our offerings.

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
•
navigate any downward trends and volatility in macroeconomic conditions and any resulting negative impact on and fluctuations in our business;
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

In addition, achieving profitability will require us, for example, to continue to grow and scale our business, manage promotion and incentive spending, improve monetization, improve efficiency in marketing, reduce regional corporate costs and other spending and increase consumer spending on our platform. Our growth so far has been driven in part by incentives we offer driver-partners, merchant-partners and consumers. For example, total incentives as a percentage of GMV increased in 2021 as compared to 2020, which impacted our revenue growth as we preemptively invested to grow the supply of active drivers on our platform to support recovery in mobility demand and in maintaining and growing our category share and MTU growth. As we continue to achieve greater scale and improve monetization, we have sought to reduce incentives where practicable and in line with our business plans. For example, total incentives as a percentage of GMV decreased in 2022 as compared to 2021, which contributed in part to our 112% increase in revenue in 2022 as compared to 2021. Jaya Grocer, which we acquired in January 2022, also contributed to the increase in our GMV and revenue in 2022 from 2021. However, to the extent we increase incentive investments again in the future, our revenue could again be adversely impacted.

We cannot assure you that we will be able to continue to grow and manage each of our segments or our superapp platform or achieve or maintain profitability. Our success will depend to a substantial extent on our ability to develop appropriate strategies and plans, including our monetization, sales and marketing and cross-selling efforts, and implement such plans effectively. If driver- and merchant-partners and consumers accessing offerings through our platform do not perceive us as beneficial, or choose not to utilize us, then the market for our business may not further develop, may develop slower than we expect, or may not achieve the growth potential or profitability we expect, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

We face intense competition across the segments and markets we serve.

We face competition in each of our segments and markets. The segments and markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation, and introductions of new services and offerings. We compete both for driver- and merchant-partners and for consumers accessing offerings through our platform. Our competitors may operate in single or multiple segments and in a single market or regionally across multiple markets. These competitors may be well-established or new entrants and focused on providing low-cost alternatives or higher quality offerings, or any combination thereof. New competitors may include established players with existing businesses in other segments or markets that expand to compete in our segments. Competitors focused on a limited number of segments or markets may be better able to develop specialized expertise or employ resources in a more targeted manner than we do. Such competitors may also enjoy lower overhead costs by not operating across multiple segments and markets. Our competitors in certain geographic markets may enjoy competitive advantages such as reputational advantages, better brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and more supportive regulatory regimes and may also offer discounted services, driver- or merchant-partner incentives, consumer incentives, discounts or promotions, innovative products and offerings, or alternative pricing models. From time to time competitive factors have caused, and may continue to cause, us to reduce prices or fees and commissions and increase driver-partner, merchant-partner or consumer incentives and marketing expenses, which has impacted and could continue to impact our revenues and costs. Furthermore, the rise of nationalism coupled with government policies favoring the creation or growth of local technology companies could favor our competitors and impact our position in our markets. In addition, some of our competitors may consolidate to expand their market position and capabilities. For example, in May 2021 there was a merger between Indonesia-based Gojek, which operates in the ride-hailing and deliveries business, and Tokopedia, an e-commerce platform.

In our segments and markets, the barriers to entry are low and driver- and merchant-partners and consumers may choose alternative platforms or services. Our competitors may adopt certain of our product features, or may adopt innovations that consumers or driver- or merchant-partners value more highly than ours, which could render the offerings on our platform less attractive or reduce our ability to differentiate our offerings. The driver-partners may shift to the platform with the highest earning potential or highest volume of work, and the merchant-partners may shift to the platform that provides the lowest fees and commissions or the highest volume of business or other opportunities to increase profitability. Driver- and merchant-partners and consumers may shift to the platform that otherwise provides them with the best opportunities. Consumers may access driver or merchant goods or services through the lowest-cost or highest-quality provider or platform or a provider or platform that provides better choices or a more convenient technology platform. With respect to our platform, driver- and merchant-partners and consumers may shift to other platforms based on overall user experience and convenience, tools to enhance profitability, integration with mobile and networking applications, quality of mobile applications, and convenience of payment settlement services. In our deliveries segment, we face competition from regional players such as Foodpanda, ShopeeFood and Gojek (primarily in Indonesia) and single market players in Southeast Asia, including Deliveroo in Singapore, Baemin in Vietnam, and Line Man Wongnai and Robinhood in Thailand. In addition, many chain merchants have their own online ordering platforms and pizza companies, such as Domino’s and other merchants often own and operate their own delivery fleets. Consumers also have other options through offline channels such as in-restaurant and take-out dining, and buying directly from supermarkets, grocery and convenience stores, which may have their own delivery services. Our platform also competes with last-mile package delivery services including on-demand services such as Gojek and Lalamove, and single market players such as AhaMove in Vietnam and Transportify in the Philippines. In our mobility segment, we face competition from Gojek in Indonesia and certain other Southeast Asian countries, Be Group in Vietnam, Bolt in Thailand, Tada and Ryde in Singapore, as well as Maxim and InDrive in several Southeast Asian countries, licensed taxi operators such as ComfortDelGro in Singapore, and traditional ground transportation services, including taxi-hailing. In addition, consumers have other options including public transportation and personal vehicle ownership.

In the Philippines, the Land Transportation Franchising & Regulatory Board (“LTFRB”) lifted the moratorium on the acceptance of accreditation applications for transport network corporations (“TNCs”) to promote healthy competition among TNCs. Since such lifting, two other companies have been accredited by the LTFRB as TNCs in the Philippines. There may also be additional competition in this market due to the enactment of Republic Act No. 11659, which removed the foreign ownership restriction on public utilities (including TNCs). The removal of the requirement that TNCs have at least 60% Filipino ownership may result in new foreign competitors entering the Philippines market.

While our payments and financial services offerings compete with offline options such as cash and credit and debit cards, interbank transfers, traditional banks and other financial institutions, as well as other electronic payment system operators, our competitors in digital payment services also include ShopeePay and Google Pay and single market players such as Dana and GoPay in Indonesia, Touch ‘n Go in Malaysia and GCash and Maya in the Philippines. Some of these competitors in digital payment services also operate e-commerce businesses. This may affect our e-wallet usage (specifically OVO and GrabPay) on these platforms due to preferential treatment that may be afforded to entities related to our competitors. In addition, while we have a non-competition agreement with Uber Technologies, Inc. (“Uber”), which was put in place in connection with a transaction with such shareholder and contractually restricts them from competing with us in Southeast Asia, such agreement is subject to limited terms. Uber previously operated in the ride-hailing and food deliveries businesses in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia in 2018. The non-competition agreement with Uber will expire one year after Uber disposes of all shareholdings in us. We also had a non-competition agreement with Didi Chuxing Technology Co. (“Didi”), which was put in place in connection with a transaction with such shareholder. However, such non-competition agreement with Didi has formally expired upon the closing of the Business Combination in December 2021. Although the expiration of the non-competition agreement with Didi has not had any material impact on our business to date, if Didi enters, or Uber re-enters, our markets, we could face more intense competition, which could in turn materially impact our ability to bring driver- and merchant-partners and consumers onto our platform, cause us to lose market share, impact our pricing and/or require us to increase our incentives in order to retain market share. Furthermore, both Uber and Didi could have certain competitive advantages compared to other new entrants into our markets given their familiarity with the markets as our shareholders, and in the case of Uber, due also to our previous operations in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia.

Any failure to successfully compete could materially and adversely affect our business, financial condition, results of operations and prospects.

We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.

We incurred net losses of $1.7 billion, $3.6 billion and $2.7 billion and had net cash outflows from operating activities of $798 million, $954 million and $643 million, in the years ended December 31, 2022, 2021 and 2020, respectively. We invest significantly in our business, including, among others, (i) expanding the deliveries, mobility and financial services offerings on our platform; (ii) increasing the scale of the driver- and merchant-partner base and consumer base accessing offerings on our platform; (iii) developing and enhancing our superapp, (iv) enhancing the tools that we provide for the driver- and merchant-partners, our payments network and other technology and infrastructure, and (v) recruiting of quality industry talent. We are also developing our business across over 500 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations, with a strategy that involves a hyperlocal approach to our operations, all of which requires more investment than if we only operated in one country and a smaller number of cities. Our offerings such as GrabRentals require us to make investments and develop scale in order to achieve profitability. To be competitive in certain markets, generate scale and increase liquidity, from time to time we lower fees and offer driver-partner, merchant-partner and consumer incentives, which also reduce our revenue. The COVID-19 pandemic also had a material adverse impact on certain parts of our business in 2020, 2021 and 2022 up till the date of this annual report and may continue to impact our results. We will continue to require significant capital investment to support our business. Issuances of equity or convertible debt securities could cause existing shareholders to suffer significant dilution, and any new equity securities issued may have rights, preferences, and privileges superior to those of existing shareholders. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. We may not be able to obtain additional financing on acceptable terms, if at all.

In addition, we had accumulated losses of $16.3 billion and $14.4 billion as of December 31, 2022 and 2021, respectively. To support our business plans, we raised $6.9 billion and $1.4 billion of cash during the years ended December 31, 2021 and 2020, respectively, through the issuance of convertible redeemable preference shares, a term loan and PIPE financing. The aforesaid convertible redeemable preference shares were canceled and converted into the right to receive Ordinary Shares upon completion of the Business Combination and as a result, following completion, we no longer recognize any liability component nor any interest expense incurred with respect to such convertible redeemable preference shares. In the first half of 2021, we secured $2.0 billion of financing under the Term Loan B Facility and we secured PIPE proceeds of $4.04 billion in December 2021. As a result of the capital we have raised and the cash and cash equivalents we have on hand, our assets exceeded our liabilities by $6.7 billion and $8.0 billion as of December 31, 2022 and 2021. Based on these factors, together with an assessment of our business plans, budgets and forecasts, our management has been able to conclude that it is appropriate for our consolidated financial statements to be prepared on a “going concern” basis.

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

We have paid significant amounts of incentives to attract new driver- and merchant-partners and consumers to our services, or to encourage existing registered driver-partners to return to driving on our platform, in order to grow our business and generate new demand for our services and may continue to do so in the future. These incentives, which are typically in the form of additional payments made to partners and consumers, have in the past exceeded, and may in the future exceed, the amount of the commissions and fees that we receive for our services. In addition, from time to time merchant-partners may offer incentives to consumers to drive demand for their products and services on our platform, which may have the effect of reducing the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. Our revenues are reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2022, 2021 and 2020, we incurred incentives of $2.0 billion, $1.8 billion and $1.2 billion, respectively (comprised of partner incentives of $0.8 billion, $0.7 billion and $0.6 billion, respectively, and consumer incentives of $1.2 billion, $1.1 billion and $0.6 billion, respectively) resulting in reductions to our reported revenues of the same amounts. Our monthly transacting users (including OVO) grew to 32.7 million for the year ended December 31, 2022 from 28.1 million for the year ended December 31, 2021 and 27.7 million for the year ended December 31, 2020. However, we cannot assure you that our monthly transacting users will continue to grow in the future.

Our ability to increase our revenues and, in turn, decrease our net losses and achieve profitability is therefore significantly dependent on our ability to effectively use incentives to encourage the use of our platform and over time to reduce the amount of incentives we pay to both our driver- and merchant-partners and consumers of our services relative to the amount of commissions and fees we receive for our services. If we are unable to reduce the amount of incentives we pay over time relative to the commissions and fees we receive, we will likely impact our ability to increase our revenues, raise capital, reduce our net losses and achieve profitability and reduce our net cash outflows, any or all of which could prevent us from continuing as a going concern or achieving or maintaining profitability. In addition, given our use of incentives to encourage use of our platform, future decreases in the use of incentives could also result in decreased growth in the number of users and driver- and merchant-partners or an overall decrease in users and driver- and merchant-partners and decreases in our revenues, which could negatively impact our financial condition and results of operations.

Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

We operate across the deliveries, mobility and financial services segments in over 500 cities in the large, diverse and complex Southeast Asian region. Each of our segments is subject to various regulations in each of the jurisdictions in which we operate.

Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to deliveries, mobility and/or financial services offerings, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) gig economy regulations, (iv) anti-trust regulations, (v) digital platform regulations, (vi) economic regulations such as price, supply regulation, safety, health and environment regulations, (vii) foreign ownership restrictions, (viii) artificial intelligence regulation and (ix) regulations regarding the provision of online services, including with respect to the internet, mobile devices and e-commerce.

In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our offerings and those we plan to offer. Because the industries we operate in are relatively new and disruptive in our market, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving in certain jurisdictions. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that we will be able to renew them should they expire. We cannot be sure that our interpretations of the rules and regulations, including our reliance on applicable regulatory exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses, and in particular our financial services business, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets in which we plan to operate.

Our business is subject to regulations from various regulators within each jurisdiction in which we operate, and such regulators may not always act in concert. As a result, we may be subject to requirements which, individually, may not be materially adverse to us but when taken together could have a material impact on us. In addition, we are subject to differing, and sometimes conflicting, laws and regulations in the markets in which we operate.

Segments of our businesses that are currently unregulated could become regulated, or segments of our businesses that are already regulated could be subject to new and changing regulatory requirements, which may adversely impact our business, results of operations, financial results and prospects. Various proposals that may impact our business are currently before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our business operations and business model, or have already been adopted and implemented through new laws, rules or regulations. For example, on September 7, 2022, the Indonesian Minister of Transportation (“MOT”) issued Decree No. 667 Year 2022 (“MOT Decree 667/2022”), which reduced the maximum percentage commission that we can charge our driver-partners from 20% to 15% of the total tariff. In the same year, through Decree No. 1001 of 2022 (“MOT Decree 1001/2022”), which came into effect on November 22, 2022, the MOT provided an option to charge driver-partners a supporting fee that is equal to at most 5% of the total tariff, in addition to the commission, which is at most 15% of the total tariff. According to MOT Decree 1001/2022, the supporting fee should be reinvested into the welfare of the driver-partners. The fee can be used to provide, among other things, (i) extra safety insurance in addition to the required national health, (ii) social and employment security program, (iii) information center support for driver-partners’ complaints, and (iv) operational cost assistance for phone credits, gears and so on. If we charge supporting fees, we are required to submit periodic reports to the competent authority. We may be sanctioned if we do not use the supporting fees for the permitted purposes. We have complied with the requirements under MOT Decree 667/2022 as amended by MOT Decree 1001/2022, including the periodic report requirement. In Thailand, new ride-hailing regulations were enacted in 2021 and 2022 under the Vehicle Act, B.E. 2522 (1979), as amended (the “Thai Vehicle Act”), which impose requirements on our ride-hailing business and our driver-partners. These regulations stipulate, among other things, how we calculate fees (including commissions chargeable to our driver-partners) and transportation fares (i.e., car size must match pricing for GrabCar and JustGrab). Although we have obtained a ride-hailing operator certificate for four-wheel and two-wheel vehicles on September 16, 2022, it may take time for us and our driver-partners to fully comply with the new regulations. If the relevant Thai regulators begin to fully enforce such laws before we or our driver-partners become fully compliant, our supply of driver-partners and mobility business in Thailand could be materially impacted. In Malaysia, our e-hailing services are regulated by the Land Public Transport Agency and we are required to obtain an intermediation business license in order to operate as an e-hailing operator. According to the relevant guidelines, there is a cap on the amount of commission that we may charge our driver-partners. In Singapore, there are regulations in respect of point-to-point passenger transport services for journeys by motor vehicles within, or partly within, Singapore. Under the regulatory framework, we are required to obtain and maintain the requisite ride-hailing service licenses from the Land Transport Authority in order to provide ride-hailing services in Singapore. Additionally, under regulations governing the transportation business in Vietnam, we may be required to obtain a transport license in each province or city where mobility services are provided through our platform. We are currently engaging with national, provincial and city-level regulators on this requirement, which poses practical constraints for implementation, given that we believe these requirements are not appropriate or suited to a platform business such as ours. Pending the outcome of these engagement efforts, including how this requirement may be addressed under the new regulations, we may be required to make operational adjustments to comply with the necessary regulatory requirements or even shut down the affected services, in order to avoid incurring penalties (in the form of fine and/or imprisonment) or disruptions in operations, which could involve significant costs or may not be practicable. In the Philippines, transport network corporations (“TNCs”) are required to apply for accreditation before being allowed to operate. The accreditation is valid for two years and may be renewed, canceled, or suspended. Accredited TNCs are also subject to performance reviews every six months. These regulations expose our operations to periodic regulatory risk. The LTFRB also prescribes the fares that TNCs are allowed to charge and failure to comply could lead to the imposition of penalties. Apart from fare setting, the LTFRB also regulates the mode of payment, the imposition of other fees (like cancellation fees) and also the number of transportation network vehicle services (“TNVS”) that may be given certificates of public convenience by the LTFRB. Since 2018, the allowed number has remained at 65,000. In January 2023, the LTFRB opened the application for 4,433 TNVS units and there have also been calls to increase the supply cap. Apart from these regulations, there have also been calls for specific legislation to be crafted for TNCs/TNVSs. Bills for such specific legislation have been filed in the Philippine legislature, which, if enacted, would increase our costs of regulatory compliance in the Philippines.

Compliance with existing or new laws and regulations could expose us to liabilities or cause us to incur significant expenses or otherwise impact our offerings or prospects. For example, in Malaysia, we were granted a Class C license in 2018, which allows GrabExpress to provide intra-state domestic courier service only in one state. In order for us to operate GrabExpress on a nationwide scale, we are required to obtain a Class B license. Our application for such license was rejected due to a previous moratorium on new applications. As a consequence, we are not allowed to deliver non-food items weighing less than two kilograms on an inter-state basis, although we are still allowed to deliver food and fresh produce and non-food items weighing more than two kilograms. In addition, any non-compliance resulting from our consumers using GrabExpress to ship non-food items weighing less than two kilograms on an inter-state basis, over which we have no control, could subject us to a penalty of MYR 300,000 (approximately $68,000) and/or incarceration of no more than three years. In addition, in Malaysia, the government has on April 11, 2023 introduced new regulations on two-wheel p-hailing (parcel deliveries arranged via electronic mobile application), which will come into operation at a date to be appointed by the Minister of Transport. Under the new regulations, we and our driver-partners who are involved in parcel deliveries will need to obtain necessary licenses within one year from the date that the relevant regulations come into operation, and will need to meet certain operational requirements to qualify for these licenses. Depending on the implementation by the relevant authorities of the regulatory requirements, if the transition period for our driver-partners to comply with and apply for the necessary license is too short, we may experience a shortage of driver-partners who carry on parcel delivery services on our platform for a period of time. Similarly, in Vietnam, a certification on postal operation notification is required for delivery of (i) unaddressed letters weighing two kilograms or below, (ii) letters weighing more than two kilograms, or (iii) parcels. We have obtained a certification for delivery of parcels and we will proceed to obtain a certification for delivery of letters. Failure to comply may result in a financial penalty and a disgorgement of revenues earned, and the competent authority may order suspension or termination of this delivery business. In Thailand, the Royal Decree on the Supervision of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022) (the “ETDA Law”), issued by the Electronic Transactions Development Agency (the “ETDA”), was published in the Royal Gazette on December 23, 2022 and is set to become effective on August 20, 2023. The ETDA is currently in the process of determining principles for the enactment of subordinate regulations under the ETDA Law. Subject to any revision to the ETDA Law or any issuance of its subordinate regulations, our business as a platform service provider or certain of our businesses in Thailand are likely to be considered by the ETDA to be a “large digital service platform service provider” regulated under the ETDA Law. In such an event, our businesses in Thailand may be adversely affected because our business model in Thailand does not fully comply with the ETDA Law and we will need to expend significant time and resources to become compliant. The ETDA Law gives the ETDA broad discretion to enforce the terms of the ETDA Law and to protect consumers of digital platform businesses. The ETDA’s enforcement powers include the ability: (i) to order suspension and/or revocation of notification if any breach of the ETDA Law is not remedied; (ii) to share with other government agencies information of digital platform services providers as required to be notified to the ETDA under the ETDA Law; (iii) to impose additional obligations on digital service platform businesses; (iv) before any digital services platform business providers can exit the businesses that the ETDA has jurisdiction over, to take any action to protect or prevent any damage which may be potentially incurred by consumers; (v) to coordinate with other governmental agencies, such as the Trade Competition Commission Thailand if there is any breach of the Trade Competition Act B.E. 2560, and (vi) to establish the joint committee to supervise and provide advice on the compliance under the ETDA Law. The exact impact the ETDA Law may have on us is unclear and will depend on the approach that the ETDA takes with respect to enforcing this law when it eventually becomes effective. Further, the Strategic Transformation Office under the Prime Minister’s Office in Thailand has been developing a Digital Platform Service Act, which may have elements of the EU’s Digital Markets Act, targeted at governing the platform economy, which may cover our services. Details of this Act and its potential impact on our businesses are unclear.

There also has been pressure on governments in Southeast Asia to increase or introduce new taxes on the technology sector as it becomes a more important and profitable portion of the economy. For example, in the Philippines, a bill is currently pending which would impose a 12% value-added tax (“VAT”) on the sale of digital services, which is defined as any service delivered or subscribed over the internet or other electronic network and cannot be obtained without use of information technology. The statutory taxpayer of the VAT would be the seller or digital service provider. Once the bill becomes law, it will result in additional taxes imposed on our business.

In addition, as we expand our offerings in new areas, such as financial services and mapping or geospatial technology, we may become subject to additional laws and regulations, which may require licenses to be obtained for us to provide new offerings or continue to provide existing offerings in the relevant jurisdictions. In Singapore, an industry self-regulated Code Of Conduct for Buy Now Pay Later (“BNPL”) was launched in November 2022, which covers our BNPL products. In Malaysia, a task force is driving the finalization of a bill for the enactment of the Consumer Credit Act, targeted to be tabled at the Parliament at the end of 2023, which will regulate non-bank lenders and mitigate household indebtedness in respect of, among others, our lending and BNPL business. Further, developments in environmental regulations, such as those applicable to vehicles that run on fossil fuels and those limiting the use of single-use packaging and utensils, may adversely impact our mobility and delivery businesses. For instance, the Singapore Government has recently announced the Singapore Green Plan 2030, which sets out a series of targets pertaining to the environment and sustainable development. Among other targets, the Singapore Green Plan provides that new registrations of diesel cars and taxis will cease from 2025, and all new car and taxi registrations are required to be of cleaner-energy models (such as electric, hybrid and hydrogen fuel cell cars) from 2030.

We are subject to laws and regulations that impose general requirements and provide regulators with broad discretion in determining compliance with such laws and regulations. Regulators may interpret laws and regulations in a manner differently than us and may have broad discretion in determining any sanctions or remedial measures. Many jurisdictions in which we operate currently do not require a commercial taxi license or delivery license for the driver-partners on our platform. However, local regulators may decide to enforce or enact local regulations requiring licenses, imposing caps on drivers or vehicles, mandating drivers to join a licensed entity or which impose other requirements, such as minimum age requirements for driver-partners. There are also regulations with respect to how fares are set between us and such special rental (i.e., car rental with driver) transportation companies and regulations requiring delivery driver-partners to join licensed courier companies prior to providing point-to-point delivery services through a platform such as ours. If regulations evolve or regulators change current policy or enforce local regulations, we may face additional complexity and risks in providing deliveries and mobility offerings on our platform. In addition, regulators in some jurisdictions impose a cap on both the supply and fares applicable to our operations, and although we have in the past been able to obtain approval to increase capacity when needed, there can be no assurance that we will continue to obtain approval to increase capacity to meet demand, which could impact our business and prospects. If we or drivers become subject to further caps, limitations, or licensing requirements, our business, financial condition, results of operations and prospects would be adversely impacted. In certain jurisdictions, there has been public pressure to impose limits on the commissions payable by merchant-partners to platforms such as our platform, which, if imposed, could impact our deliveries business.

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

Our actual or perceived failure to comply with applicable regulations could expose us to regulatory actions, including, but not limited to, potential fines, orders to temporarily or permanently cease all or some of our business activities, a prohibition on taking on new consumers, driver-partners or merchant-partners and the implementation of mandated remedial measures. For example, in the Philippines, despite having complied with our undertakings, the Philippine Competition Commission (“PCC”) is investigating if we have in fact complied with our refund obligations to the ride-hailing public as the PCC ordered in 2019 and 2020 and have threatened to impose fines. Any such actions could materially and adversely affect our business, financial condition, results of operations and prospects.

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
•
media or legislative scrutiny or litigation or investigations by regulators or other third parties; and
•
issues we may face when we roll out new initiatives, such as GrabMaps in connection with its contents, reliability and stability.

Any harm to our brand or reputation, including as a result of or related to any of the foregoing, could materially and adversely affect our business, financial condition, results of operations and prospects.

The COVID-19 pandemic has materially impacted our business, its effect on us is still ongoing, and it or other pandemics or public health threats could adversely affect our business, financial condition, results of operations and prospects.

The ongoing COVID-19 pandemic has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings, has impacted and continues to impact our business, and has impaired the fair value of certain of our investments, goodwill and the recoverable value of our vehicles. In particular, our business segments were impacted as follows:

•
Deliveries: Our deliveries segment experienced significant year-on-year GMV and revenue growth from 2020 to 2022 as consumer adoption of deliveries offerings increased in light of the stay-at-home and movement control orders, work-from-home arrangements and social distancing measures imposed as a result of the COVID-19 pandemic. In light of growing demand, we invested in scaling up offerings, such as GrabMart, GrabSupermarket and GrabExpress. However, in 2022, as governments eased COVID-19 measures, the gradual resumption of dine-out trends moderated demand for our deliveries offerings, leading to a slower growth of GMV in this segment. Food delivery demand may continue to taper as dine-out trends persist. Furthermore, although our deliveries segment experienced significant overall growth, the pandemic has led to closures of many restaurants and merchant-partners, and many of our partners continue to struggle when business demand has yet to return to pre-pandemic levels. To the extent this impacts the breadth of options available to consumers through our platform, usage of our platform could be impacted, which could in turn impact the attractiveness of and level of activity across our ecosystem of consumers, and driver- and merchant-partners using our platform.
•
Mobility: We experienced year-on-year declines in GMV from 2020 to 2021 resulting from a decrease in rides booked through our platform, although revenue increased year on year. Demand was particularly low during March and April 2020 as stay-at-home orders were imposed, with some recovery in some of our key markets, such as Singapore and Vietnam, in the second half of 2020. The COVID-19 pandemic also disrupted and generally reduced the supply of driver-partners for our mobility business. In 2021, our mobility business continued to be impacted by increases in COVID-19 cases in our markets, including due to the emergence of new COVID-19 variants and related reinstatement of movement control orders and other social distancing measures. In markets where stay-at-home or movement control orders have been lifted, demand has not yet returned to pre-pandemic levels and the supply of driver-partners continues to be adversely impacted. In addition, in order to comply with social distancing requirements and improve safety, we from time to time modify or suspend certain offerings, such as our GrabShare and GrabHitch offerings, particularly as governments modify rules or guidelines in order to combat the pandemic. There were signs of recovery for our mobility segment in 2022, as consumers started to resume their daily commute and traveling following the easing of movement control orders and cross-border and domestic travel restrictions, which drove our GMV and revenue growth. However, there can be no assurance that demand and supply for our mobility offerings will continue to rebound or return to pre-pandemic levels or that we will resume all of our mobility offerings in the near future or at all in all of our markets.

•
Financial Services: From 2020 to 2021, our financial services business experienced significant year-on-year pre-Interco TPV growth and revenue growth driven by strong performance in deliveries transactions, although this growth was partially offset by the drop in demand for mobility offerings. In 2022, our financial services segment continued to experience significant year-on-year pre-Interco TPV and revenue growth, primarily driven by sustained growth in deliveries and mobility transactions. In addition, our lending business was impacted by COVID-19, driven by closures of businesses, a decline in general consumer spending, and compulsory repayment holidays implemented by governments in certain of our markets. While new lending opportunities emerged as a result of the COVID-19 pandemic, for example Quick Cash for MSMEs in Thailand, we also took a more conservative approach to loan origination as we were mindful of the potential effect of COVID-19’s economic impact on creditworthiness of consumers and merchant-partners, and we delayed the marketing plans of certain insurance products such as travel insurance due to reduced travel.

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
•
the implementation, duration, and nature of stay-at-home orders, social distancing measures, business closures or capacity limits, travel restrictions, and other measures implemented to combat the spread of the disease, which can negatively impact demand for our offerings and also supply of driver-partners;
•
the economic impact of the pandemic and the pace of economic recovery in the markets in which we operate, which could impact demand for offerings or opportunities on our platform by consumers and driver- and merchant-partners;
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

Our ability to mitigate the impact of COVID-19 on our overall business has been partly driven by our ability to adapt to changes in consumer demand and preferences and the versatility of our platform. For example, as demand in our mobility segment remained subdued, we were able to utilize driver-partners providing mobility services to provide deliveries for our deliveries segment. In addition, stay-at-home or movement control orders and other COVID-19 measures slowed the rebuild of our driver-partner supply base in the first quarter of 2022 due to similar COVID-19 measures in response to a new wave of COVID-19. While the number of driver-partners continued to gradually recover in all markets as stay-at-home or movement control orders have been lifted, significant uncertainty remains over the emergence of new COVID-19 variants and related reinstatement of movement control orders and other social distancing measures, and as countries continue to recover from the COVID-19 pandemic, we may need to continue to adapt to changing circumstances. There can be no assurance that we will be successful in doing so, including by maintaining and optimizing utilization of the driver-partner base.

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

To manage the growth of our operations and personnel and improve the technology that supports our business operations, our financial and management systems, disclosure controls and procedures, and our internal control over financial reporting, we are required to commit substantial financial, operational, and technical resources. In particular, upgrades to our technology or network infrastructure are critical in supporting our growth, and without effective upgrades, we could experience unanticipated system disruptions, slow response times, or poor experiences for consumers, driver- and merchant-partners. We are in the process of establishing, developing, or upgrading various management systems, such as our contract management system, purchase order management system, payment process request system and billing system, to more efficiently and effectively organize and track our activities and obligations. As our operations continue to expand, our technology infrastructure systems will need to be scaled to support our operations. In addition, our organizational structure is complex and will continue to grow as our platform is used by additional consumers and driver- and merchant-partners, and as we add employees, products and offerings, and technologies, and as we continue to expand, including through acquisitions and strategic partnerships, which may include expansion into business activities where we have limited experience, such as offline businesses, or no experience at all. If we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could materially and adversely affect our brand and reputation and our business, financial condition, results of operations and prospects.

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

We are subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives, and agents who acted, or may have purported to act, on our behalf. We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we are subject to the risk that we could be held liable for or be inadvertently involved in the corrupt or other illegal activities of these third-party business partners and intermediaries and our and their respective employees, representatives, contractors, and agents, notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. Our employees frequently consult or engage in discussions with government officials in the markets where we operate with respect to potential changes in government policies or laws impacting our industries and have engaged in joint ventures and other partnerships with state-owned enterprises or government agencies, which potentially heighten such anti-corruption-related risks. In addition, our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by driver-partners, consumers, merchant-partners, shippers or carriers, employees, consultants, or business partners in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control and notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. While we have policies and procedures intended to address compliance with such laws, there is no guarantee that such policies and procedures are or will be fully effective at all times, and our employees and agents may take actions in violation of our policies and procedures or applicable laws, for which we may be ultimately held responsible. For example, our audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to our operations in one of the countries in which we operate and in 2020 voluntarily self-reported the potential violations to the U.S. Department of Justice. The country did not represent a material portion of our revenue and total assets in 2020, 2021 or 2022, and while no conclusion can be drawn as to the likely outcome of the U.S. Department of Justice matter, currently we are not aware of any other contemplated or pending investigations or litigation related to the potential violations that may have a material impact on us.

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

If we are required to reclassify drivers as employees or otherwise, or if driver-partners unionize, there may be adverse business, financial, tax, legal and other consequences.

The independent contractor status of drivers is currently being challenged in courts, by government agencies, non-governmental organizations, groups of drivers, labor unions and trade associations all around the world. Driven in part by developments in the United States and Europe, there has been growing interest in this area recently from regulators in Southeast Asia, where we operate. The tests governing whether a driver is an independent contractor or an employee vary by governing law and are typically highly sensitive to certain factors including, among others, changes in public opinion and political conditions. We believe that the driver-partners are independent contractors based on existing employment classification frameworks, because, among other things, they: (i) can choose whether, when, where, and the manner and means to provide services on our platform; (ii) are able to provide services on our competitors’ platforms; (iii) have each acknowledged and agreed when signing up to our terms and conditions that their relationship with us does not constitute an employment relationship; (iv) may provide their own vehicles to perform services and, in some jurisdictions such as Indonesia, Singapore and Malaysia, are also able to rent cars (as lessees) from any rental company or us, if needed and to the extent permitted by laws; and (v) receive variable earnings for delivering services to our consumers or merchant-partners, rather than wages or other fixed amounts of income. Changes to laws or regulations governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, may require reclassification of driver-partners as employees (or workers or quasi-employees where those statuses exist), and if so, we would be required to incur significant additional expenses for compensating driver-partners, potentially including expenses associated with the application of wage and hour laws (including minimum wage (which may include requirements to pay wages for periods when a driver-partner is offline or not driving through our platform), overtime, and meal and rest period requirements), employee benefits (including requirements with respect to statutory contribution, compulsory insurance and trade or labor union fees), taxes, and penalties. In addition, a determination that driver-partners are employees or ostensible agents may lead to claims, charges or other proceedings under laws and regulations applicable to employers and employees, such as claims of joint employer liability or agency liability, harassment and discrimination, and unionization. New employment classifications may be created and applied to the driver-partners, with additional requirements imposed on us beyond current requirements. Any such reclassification or new classifications could have a significant impact on our labor costs, business operations and employee relations, and an adverse effect on our business and financial condition.

In Singapore, the Ministry of Manpower (the “MoM”) has recently accepted a suite of recommendations by the Advisory Committee on Platform Workers to strengthen protections for platform workers and is looking to implement those recommendations progressively, including making any necessary changes to legislation. “Platform workers” refer specifically to delivery persons, private-hire car drivers, including our driver-partners in Singapore, and taxi drivers. The recommendations include, among other things, that: (i) while platform workers are not classified as employees, platform companies that exert a significant level of management control over platform workers must provide them with certain basic protections; (ii) platform companies must ensure adequate financial protection for platform workers in case of work injury, including providing work injury compensation and work injury compensation insurance; (iii) platform companies and platform workers must make prescribed contributions to the platform workers’ statutory contribution accounts; and (iv) a new representation framework will be set up, under which platform workers will have a right to seek formal representation. The MoM has announced that implementation of these recommendations will commence in the second half of 2024. In particular, the transition relating to contributions to the platform workers’ statutory contribution accounts will be implemented in phases over a five-year period commencing from the second half of 2024. Contributions (by both platform companies and platform workers) will be mandatory for platform workers below 30 years old, and on an opt-in basis (at the option of platform workers) for platform workers 30 years old and above. The ages of the platform workers are assessed in the year of implementation. In Thailand, the Ministry of Labor (the “MOL”) and the Council of State are working on a draft of the Freelancer Act aimed at protecting gig workers (including our driver-partners in Thailand) and freelancers. If this draft of the Freelancer Act is adopted as is, gig workers including our driver-partners in Thailand will fall under a new category of employment called “semi-freelancer.” The MOL is planning to set up a committee to draft subordinate regulations under the same Act to require digital platform service providers/operators to take certain actions to protect semi-freelancers providing services via digital platforms. The draft of the Freelancer Act was recently approved on December 28, 2021 by the cabinet of Thailand and is currently under review by the Council of State (the “COS”). The current draft of the Freelancer Act, if adopted as is, will require digital platform service providers/operators to (i) contribute to a new fund aimed at providing benefits and protections to semi-freelancers; (ii) determine compensation and incentives payable to semi-freelancers based on prescribed principles; (iii) cap the amount of debt owed by semi-freelancers that digital platform service providers/operators can offset against the compensation payable to semi-freelancers; (iv) be subject to a dispute resolution mechanism that would facilitate the submission and escalation of complaints about or disputes with the digital platform service providers/operators; and (v) to comply with the new requirements under the Freelancer Act within 120 days after the date of its publication in the Royal Gazette, which may not be sufficient for us to become fully compliant. The effective dates of the Freelancer Act and its subordinate regulations remain uncertain. In the Philippines, while there is no law or regulation expressly classifying drivers or riders as employees, there is a risk that the prevailing tests to determine the existence of an employer-employee relationship may be interpreted such that the drivers or riders will be considered employees. The Philippine Department of Labor and Employment (“DOLE”) has, through DOLE Labor Advisory No. 14, Series of 2021, provided for the tests to be applied in determining whether a rider engaged in food delivery or courier services is considered an employee and the labor standards they would be entitled to once determined to be an employee. The Philippines Supreme Court recently ruled that a large e-commerce platform’s couriers were its employees. While we believe the arrangements between the e-commerce platform and its couriers are significantly different from our relationship with our driver-partners, the aforesaid case may encourage lawsuits from driver-partners against us or induce the government to consider classifying drivers or riders as employees. In Malaysia, the Employment (Amendment) Act 2022, which came into force on January 1, 2023, introduced a presumption as to who is an employee or an employer in the absence of a written contract of service (i.e., an employment contract). The factors that would trigger the presumption include whether the manner of work or hours of work are subject to control, whether tools, materials or equipment to execute work are provided, whether the work constitutes an integral part of the business, whether the work is performed solely for the benefit of a person’s business, and whether payment is made in return for work done at regular intervals and such payment constitutes the majority of a person’s income. Following this amendment, gig workers (including our driver-partners in Malaysia) could be presumed to be an employee and be protected as such.

Although our position with respect to the independent contractor status of driver-partners has generally been upheld in relevant jurisdictions, we continue to face challenges from driver-partners alleging employee status in certain jurisdictions. For example, a driver-partner has filed a judicial review in the High Court in Malaysia to quash the Minister of Human Resources’ refusal to refer her unfair dismissal claim against our subsidiary to the Industrial Court of Malaysia. Although the High Court has rejected the judicial review application, the driver-partner has filed an appeal to the Court of Appeal, and the appeal is pending. The appeal hearing date has been rescheduled to November 27, 2023. The final outcome of the case could set a precedent with respect to the classification of driver-partners for companies such as us. If the appeal is successful, the case will be heard by the Industrial Court and if the Industrial Court finds that driver-partners should be considered employees, we may be liable for various payroll-related and other obligations with respect to these employees. Furthermore, we have historically strived to provide driver-partner benefits and privilege schemes including offering support to partners during the COVID-19 pandemic. Such benefits may in certain cases go beyond any statutory requirements and are used to both acquire and encourage the frequent use of our platform by driver-partners as well as to demonstrate to stakeholders and regulators that we are a responsible and good partner to our platform users. However, despite such efforts, regulators may deem our benefits and welfare schemes insufficient and impose additional requirements on companies such as us or change relevant laws or regulations. Policies could change due to, among others, driver welfare concerns with respect to matters such as income protection and certainty, long-term financial condition, professional development, the need for health or other insurance, retirement benefits, the need for fair working conditions and the desire to provide a forum to voice opinions and complaints, and we may not be successful in defending the independent contractor status of drivers in some or all jurisdictions in the future. The costs associated with defending, settling, or resolving pending and future lawsuits relating to the independent contractor status of the driver-partners could be material to our business.

In addition, even if we are successful in defending such independent contractor status, governments may nevertheless impose additional requirements on us with respect to our independent contractors. For example, informal requests from government regulators to increase insurance coverage and to explore providing minimum wages for driver-partners in certain jurisdictions may increase costs. In the Philippines, there is pending legislation designed to regulate TNCs and would make it mandatory for TNCs to maintain commercial liability insurance to cover claims involving the vehicles and its drivers for an amount to be determined by the LTFRB after consultation with stakeholders. Although we are working closely with certain regulators to address these concerns, including discussing new categories of employment to cater to the needs of gig economy workers in a financially sustainable manner for platform companies such as us, we may not be successful in these efforts or be able to do so without impacting consumer experience. We may need to incur substantial additional expenses to provide additional benefits to our independent contractors if required or requested by regulators.

Furthermore, driver-partners may unionize and unionization may lead to inefficiencies in implementing policy or other changes or otherwise cause us to incur increased costs, including legal and other associated costs and adversely impact consumer experience. If the driver-partners unionize and invoke collective bargaining powers, the terms of collective bargaining agreements could materially adversely affect our costs, efficiency, ability to generate acceptable returns on the affected operations, financial condition and results of operations. In addition, disputes with driver-partners over union and collective bargaining issues could be disruptive and harm our reputation.

If we are unable to continue to grow our base of platform users, including driver- or merchant-partners and consumers accessing our offerings, our value proposition for each such constituent group could diminish, impacting our results of operations and prospects.

Our success in a given geographic market depends on our ability to increase the scale of the driver- and merchant-partner base and the number of consumers transacting through our platform as well as expand the deliveries, mobility and financial services offerings on our platform. A key focus of our growth strategy has been to develop our superapp to create an ecosystem with synergies driving more users on both the supply and demand sides to our platform. This ecosystem, and the synergies within our ecosystem, take time to develop and grow, because doing so requires us to replicate our efforts in over 500 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations and preferences, as well as a different approach to localizing our operations. Although we believe there are strong synergies among our business segments that help increase the breadth, depth and interconnectedness of our overall ecosystem, there are a number of risks and uncertainties that may impact the attractiveness of our ecosystem, including the following:

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

The number of consumers using our platform may decline or fluctuate as a result of many factors, including dissatisfaction with the operation and security of our superapp or consumer support, pricing levels, dissatisfaction with the deliveries, mobility, financial services or other offerings or quality of services provided by the driver- and merchant-partners and negative publicity related to our brand or reputation, including as a result of safety incidents, driver or community protests or public perception of our business. In December 2019 and November 2021, we experienced disruptions that impacted the availability of our deliveries and mobility offerings, with the one in November 2021 being platform-wide that lasted for several hours. If similar incidents occur in the future, consumer satisfaction could be impacted, which in turn could impact the balance of our ecosystem.

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

Our business involves the collection, storage, processing, and transmission of a significant amount of personal and sensitive data, such as that of driver- and merchant-partners, consumers, employees, job candidates and other third parties. From time to time, we may also engage third-party vendors to collect data, leads and other insights that are then used by us in our business operations. We are subject to numerous laws and regulations designed to protect such data. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasingly strict and complex, change frequently and at times are in conflict among the various jurisdictions where we do business. For example, Thailand’s new Personal Data Protection Act became fully enforceable on June 1, 2022 and new data privacy legislation has been discussed by governments in certain other jurisdictions where we operate. In certain jurisdictions there are laws and regulations that restrict the flow of data outside the country which may also constrain our activities and require the use of local servers. We may also be required to disclose personal data about an individual to a public agency, where the disclosure is necessary in the public interest, or for the purposes of policy formulation or review. Some of these disclosures may put us in a disadvantaged position, especially if the provided data is repurposed for another intent, or adequate protection is not accorded to such data. When such laws and regulations increase in their number and complexity, we would be required to incur increased costs to comply with them and may incur penalties for any non-compliance or breaches. These laws may also limit how we are able to use data. For more information regarding relevant laws and regulations we are subject to, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment.”

We implement measures in order to protect sensitive and personal data in accordance with our contracts, data protection laws and consumer laws. However, we may be subject to data breach incidents, including where data breach incidents are suffered by third parties that we contract or interact with, that often involve factors beyond our control.

We have notified data protection authorities of data breaches and data protection authorities have also opened investigations involving or brought enforcement actions against us. For example, in July 2020, we were fined SGD 10,000 (approximately $7,000) in Singapore because GrabCar failed to put in place reasonable security measures to prevent unauthorized access to GrabHitch drivers’ and consumers’ personal data via the relevant mobile application. In addition, the Personal Data Protection Commission in Singapore (“PDPC”) ordered us to put in place a data-protection-by-design policy for the relevant mobile applications within a stipulated time frame, which we have fully complied with. The PDPC has issued other enforcement decisions as well as penalties against us for breaching our protection obligation under Singapore data protection law, and in the Philippines, the National Privacy Commission has taken action relating to some of our data processing activities. We remain subject to the risk that further incidents of this type could occur in the future. We also rely on third-party service providers to host or otherwise process some of our platform users’ data in certain jurisdictions and we may have limited control or influence over the security policies or measures adopted by such third-party service providers. Any failure by a third party to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us.

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

Because the techniques used by an individual or a group to obtain unauthorized access, make unwarranted alteration to our data and source codes, disable or degrade services, or sabotage systems are often complex, not easily recognizable and evasive, we may not be able to anticipate these techniques and implement adequate preventative measures. Such individuals or groups may be able to circumvent our security measures (including, but not limited to, via phishing attacks, malware infection, system intrusion, misuse of systems, website defacement, and DDoS attacks) and may improperly access or misappropriate confidential, proprietary, or personal information held by or on behalf of our company, disrupt our operations, damage our computers, or otherwise damage our business. Although we have developed, and continue to develop, systems and processes that are designed to protect our servers, platform and data, including personal and sensitive data of the driver-partners, merchant-partners, consumers, employees, job candidates and other third parties, we cannot guarantee that such measures will be effective at all times. Our efforts may be hindered due to, for example, government surveillance, regulatory requirements or other external events; software bugs or other technical errors or issues; or errors or misconduct of employees, contractors or others; a rapidly evolving threat landscape; and inadequate or failed internal processes or business practice. While we invest significant resources to protect against or remediate cybersecurity threats or breaches, or to mitigate the impact of any breaches or threats, we may still be subject to potential liability above the amounts covered by our insurance. In addition, because of our prominence in Southeast Asia and the large number of users on our platform, any perceived failure of our internal controls and security measures may negatively impact our reputation.

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

We have expanded, and plan to continue to expand, our financial services offerings and platform. These offerings include services such as digital banking, payments, lending, receivables factoring, insurance distribution and captive insurance business. Expanding our financial services offerings requires us to engage in activities such as education of driver- and merchant-partners, building awareness of our financial services offerings, attracting and retaining talent with relevant financial services skills, entering into arrangements with new partners, and also exposes us to risks including, among others, credit risk, counterparty risk, regulatory risk, compliance and reputational risks.

Our business is subject to laws that govern payment and financial services activities and we may face challenges in obtaining and maintaining licenses and regulatory approvals and in managing relationships with regulators. As we evolve our business, we may be subject to additional laws or requirements related to money transmission, lending, consumer protection, online payments, insurance distribution, captive insurance business and other financial regulation. These laws govern, among other things, money transmission, prepaid access instruments, electronic funds transfers, anti-money laundering, countering the financing of terrorism, lending, consumer protection, banking, systemic integrity risk assessments, cybersecurity of payment processes, and import and export restrictions. For example, in Indonesia, we currently source all of our peer-to-peer loan funding from a single affiliated lender, and while we believe that our structure is compliant with local laws, the government may change its interpretation of the current regulation or change the regulation or policy which may impact the viability of our structure. Recently, regulators in certain jurisdictions, including Singapore and Malaysia, have been reviewing buy now, pay later offerings with a view to limiting consumer overspending and adoption of fair dealing practices, among other things. There can be no assurance that regulators will not impose requirements or curbs on such offerings and any such requirements or curbs could adversely impact us. For example, under the guidance of the regulator in Singapore, the MAS, an industry self-regulated Code Of Conduct for Buy Now Pay Later (“BNPL”) was launched in November 2022 to set standards and best practices for BNPL providers. We are subject to regulatory audits in all markets where we operate financial services businesses for which we are licensed, and such audits carry the risk that regulators could allege violations or view our continued participation in the market, as an overseas company, undesirable, and impose sanctions, penalties or withdraw our licenses.

Further, we have joint ventures in payments in Malaysia and the Philippines, and we maintain licensing relationships with all major credit card providers as well as establishing key relationships with banks. Any contractual disputes over fees or other violations, or in relation to the implementation of our joint ventures, may result in restrictions or withdrawal of one or more scheme’s or banking partner’s services. Furthermore, our financial services business and the use of such services have historically relied significantly on our deliveries and mobility segments, as consumers often use GrabPay to pay for deliveries and mobility services offered through our platform. The expansion of our financial services business will depend to a large extent upon our ability to continue to grow the use of our financial services for uses outside of our deliveries and mobility segments and for off-platform usage.

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

Our Digital Banking JV, together with a consortium of partners, was selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions, and we also hold a 32.3% equity interest in PT Super Bank Indonesia (previously PT Bank Fama International), a commercial bank in Indonesia. Regional expansion of this nature brings its own risks and the potential for regulatory or contractual difficulties in one country to negatively impact the operations of the banks in the other countries. Banking liabilities in one country may affect the operations and capital standing of the other banks and/or to impact the wider Grab group through the assumption of responsibility and operations and deposit indemnities provided.

Any of the foregoing, including any failure to manage these risks, could materially and adversely affect our business, financial condition, results of operations and prospects.

Improper, dangerous, illegal, fraudulent or otherwise inappropriate activity by consumers or driver- or merchant-partners or other third parties could harm our business and reputation and expose us to liability.

Due to the breadth of our operations that span across a wide variety of consumers, driver- and merchant-partners and other third parties in over 500 cities in Southeast Asia, we are exposed to potential risks and liabilities arising from improper, dangerous, illegal, fraudulent or otherwise inappropriate actions by a wide variety of persons that we have no control over. Although we have implemented certain measures in order to ensure both partner and consumer safety and protection of our business from such actions, such measures may not be effective or adequate and any such actions may result in adverse consequences, such as nuisance, property damage, injuries, fatalities, business interruption, brand and reputational damage, loss of revenue or profits or incurrence of liabilities for us.

Although there are generally certain qualification processes in place for the driver- and merchant-partners, including background checks on driver-partners, these qualification processes may not bring to light all potentially relevant information and would not bring to light events occurring after the qualification process is complete. In certain jurisdictions, available information may be limited by applicable laws or limited generally, and we (or third-party service providers we use to conduct background checks) also may fail to conduct qualification processes adequately. Furthermore, we do not independently test the driving skills of the driver-partners or other relevant skills of our other merchant-partners. In addition, the absence of past negative records does not guarantee appropriate behaviors in the future.

In our mobility business, if the driver-partners or consumers engage in improper, dangerous, illegal, fraudulent or otherwise inappropriate activities, driver-partners and/or consumers may not consider offerings on our platform to be safe and we may otherwise suffer adverse consequences, such as liability due to bodily harm to other users of our platform, direct or indirect loss of revenue or profit, and other brand and reputational damage. For example, in Cambodia, most of our two-wheel and three-wheel driver-partners do not obtain (and in certain cases are not required to obtain) driver’s licenses, which could subject them and us to potential risks. In addition, merchant-partners in some of the countries in which we operate are not required to obtain food hygiene certificates or may only be subject to limited regulatory guidelines with regard to food safety and hygiene. In our financial services business, we may also be susceptible to potentially illegal or improper uses, which may include the use of our payment services in connection with fraudulent sales and/or refund of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. If consumers or third parties providing financial services in partnership with us engage in improper, illegal, fraudulent or otherwise inappropriate activities while using our platform, other consumers and driver- and merchant-partners may also be unwilling to continue using our platform. Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that our measures will be effective.

Any of the foregoing activities, whether or not caused by or known to us, could harm our brand and reputation, result in litigation or regulatory actions, and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks associated with strategic alliances and partnerships.

We have entered into strategic alliances and partnerships with third parties and may continue to do so in the future. Such alliances and partnerships have included, among others, joint ventures or minority equity investments, such as our investments in the Digital Banking JV with Singtel and partnerships with strategic investors, including with Mitsubishi UFJ Financial Group Inc. (“MUFG”) for certain digital financial services, such as payments and lending, and with Toyota in several areas related to supporting driver-based services. These alliances and partnerships subject us to a number of risks, including risks associated with the sharing of proprietary information between parties, non-performance by us or our partners of obligations under relevant agreements, disputes with strategic partners over strategic or operational decisions or other matters, increased expenses in establishing new strategic alliances and non-compete provisions under some of such arrangements which limit our ability to operate in certain market segments, the need to support or capitalize joint venture or associate entities and reputational risks from association with strategic partners, as well as litigation risks associated therewith. In addition, Singtel has the right to swap all (but not a portion) of its shares in the Digital Banking JV for shares of GFG if GFG pursues a public offering prior to an IPO of the Digital Banking JV, subject to the terms of the shareholders agreement for the Digital Banking JV and relevant consents being obtained from the MAS in connection with the digital full bank license. Accordingly, we will experience dilution of our ownership of GFG if Singtel exercises its right to swap its shares in the Digital Banking JV for GFG shares. In addition, we have entered into a binding agreement with Singtel with respect to the Digital Banking JV that may result in Singtel’s swap of its shares in the Digital Banking JV for Class A Ordinary Shares. See “—Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia—We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.”

Furthermore, some of our strategic alliances and partnership agreements contain exclusivity provisions restricting us from providing a particular service outside of the strategic alliance or partnership in a particular jurisdiction. For example, we and MUFG have entered into an agreement for strategic collaboration under which we have granted MUFG’s affiliates in Thailand exclusivity with respect to the provision of certain financial products and services to the driver- and merchant-partners and consumers and we have also granted MUFG’s affiliates a right of first offer with respect to certain financial products and services in our markets in which we operate. Subject to certain exceptions and carve-outs, the shareholders agreement with Singapore Telecommunications Limited (“Singtel”) for the Digital Banking JV contains restrictions on investments in other digital banking and other financial services businesses as well as restrictions on operating certain banking and financial services businesses outside of the Digital Banking JV. In addition, restrictions may be imposed by applicable regulations and/or in connection with the grant of the digital full bank license. The Digital Banking JV partners have agreed on a process for expanding digital banking and certain financial services into Southeast Asian jurisdictions beyond Singapore. Although we agree to such restrictions because we believe that the overall strategic alliance or partnership is to our benefit, such restrictions could adversely impact our growth prospects.

Our entry into digital banking in Singapore, Malaysia and Indonesia through joint ventures is subject to risks.

In December 2020, the MAS selected our consortium with Singtel to be a potential recipient of a digital full bank license. In November 2021, the MAS issued the banking license to the Digital Banking JV “GXS Bank” solely for the purpose of facilitating the necessary preparatory work. The Digital Banking JV was not allowed to commence any business activities, until it became operationally ready and obtained the MAS’s approval to do so. In May 2022, the Digital Banking JV obtained approval from the MAS to commence restricted business activities, but has yet to receive approval to commence full business activities. The Digital Banking JV must comply with relevant banking regulations and other requirements on an ongoing basis. In particular, maintaining compliance with the MAS requirement of being “anchored in Singapore, controlled by Singaporeans and headquartered in Singapore” for it to be able to maintain the digital full bank license is subject to continuous regulatory review as our or GFG’s ownership and management control may evolve. Details of our corporate governance structures that became effective immediately upon consummation of the Business Combination have been shared and aligned with the MAS’s expectations. However, the MAS, at its sole discretion, may determine that future events cause the Digital Banking JV to no longer meet such requirement, which could have adverse consequences. These consequences may include but are not limited to the Digital Banking JV having our digital full bank license suspended or revoked, or failing to obtain the MAS’s approval to commence full business activities. The MAS may take other actions to ensure that the Digital Banking JV is anchored in Singapore, controlled by Singaporeans and headquartered in Singapore. This could require us to sell or transfer existing shares in the Digital Banking JV to, or enter into proxy arrangements with, or could require the Digital Banking JV to issue new shares to, the joint venture partner, Singtel, or other Singapore citizens or entities. Furthermore, according to the MAS’s eligibility criteria, among other requirements, holders of the digital full bank licenses will need SGD 1.5 billion (approximately $1 billion) in minimum paid-up capital as well as additional capital to accommodate certain losses as determined by the MAS. As such, the terms of the shareholders agreement with Singtel for the Digital Banking JV includes the obligation for us and our joint venture partner to make capital contributions to the Digital Banking JV of up to SGD 1.93 billion (approximately $1 billion) in total, which includes provision for retained losses. We believe both we and our joint venture partner, Singtel, each have sufficient cash resources to satisfy their respective obligations when due, and both parties have demonstrated to the MAS that they have sufficient corporate funds to meet their respective funding obligations. We also have the obligation to indemnify our joint venture partner Singtel from and against certain losses resulting from breaches by us of undertakings to make committed capital contributions, undertakings given to the MAS or revocation of the digital full bank license or material restrictions being imposed on our Digital Banking JV on account of an action taken by us and to indemnify bank customers against any shortfall in non-bank deposits. In addition, upon certain events of default occurring, including a change of control of GFG before 2025, our joint venture partner Singtel may, subject to regulatory approval, sell its Digital Banking JV shares to us at a 20% premium over fair market value, or purchase our Digital Banking JV shares at a 20% discount to fair market value.

Further, our expansion into digital banking in Malaysia and Indonesia through joint ventures brings us increased risks. The digital bank that our Digital Banking JV purports to operate in Malaysia (subject to meeting all of Bank Negara Malaysia’s regulatory conditions) involves a six-way joint venture, and PT Super Bank Indonesia (in which we have 32.3% equity interest) is a four-way joint venture. This introduces the risk of non-alignment between the interests of the individual joint venture partners, the possibility of joint venture partners failing to fund their capital contributions, partner insolvency, local political risks from operating as a foreign owned entity, and regulatory risks if the joint venture partners no longer meet regulators’ expectations as qualifying appropriate shareholders of a bank.

Our planned expansion of our digital banking business regionally are subject to uncertainty and risks and may cause our other group companies to be designated as financial holding companies and subject them to additional compliance, reporting and capital obligations.

In addition to Singapore, we plan to expand our digital banking business into other Southeast Asian countries. On April 29, 2022, we and a consortium of partners were selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions. We expanded into Indonesia with the acquisition of a 32.3% equity interest in PT Super Bank Indonesia (previously, PT Bank Fama International) in 2022. As with Singapore, both the Malaysian and Indonesian regulatory authorities require a series of indemnities, and depositor protection structures to be implemented which obligations could ultimately impact the wider Grab group. While we participate where required in statutory depositor insurance and protection schemes, the expectation is that the nature of support and assurances given by such schemes would be secondary to reliance on Grab group’s funds.

As we grow our digital banking business and offer more diversified services, we will become more exposed to banking risks and negative impacts to the banking industry, such as ramifications caused by recent failures of international and regional banks. In addition, as our digital banking business evolves, it is increasingly possible that one or more of our banking regulators would designate our other group companies as financial holding companies. Such requirements would in certain jurisdictions typically result in (i) increased information reporting requirements; (ii) increased capital provision on the regulated entity or its affiliates; (iii) increased restrictions on liabilities; and (iv) requirement to abide by regulatory directions on affiliates and the foreign holding companies in addition to the actual digital banking operations. While we plan to work closely with regulators to mitigate and manage any potential negative impact of such designation, we cannot assure you that we will be successful in reducing or managing any such negative impact.

We rely significantly on third-party cloud infrastructure services providers and software-as-a-service (“SaaS”) providers and any disruption of or interference with the use of our services could adversely affect our business, financial condition, results of operations and prospects.

Our platform is currently hosted within data centers provided by third-party cloud infrastructure services providers and we use a number of SaaS platforms in our business operations. As the continuing and uninterrupted performance of our platform and business operations is critical to our success, any system failures of such third-party providers’ services could interrupt our business operations, reduce the attractiveness of our platform and may adversely affect our ability to meet the requirements of consumers and driver- and merchant-partners when they are using our platform. Third-party cloud infrastructure services providers and SaaS providers are vulnerable to damage or interruptions from factors beyond our or their control, including but not limited to computer viruses and other malicious code, denial-of-service attacks, cyber and ransomware attacks, phishing attacks, break-ins, sabotage, vandalism, data leaks, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes and other similar disruptive problems. For example, one of our third-party infrastructure services providers suffered technical failures in December 2019 that triggered the loss of a significant number of transactions over a period of several hours. In addition, in February 2021, GrabExpress orders were impacted due to system delays from one of our third-party infrastructure providers, affecting order fulfillment for GrabExpress deliveries for a period of approximately two hours. We expect that in certain jurisdictions, it may become increasingly difficult to ensure reliability of our platform as we expand and the usage of our platform increases. Any future disruptions could adversely impact our business operations, user experience, create negative publicity harming our reputation, impact the quality, availability and speed of the services we provide as well as potentially violate regulatory requirements and fall short of regulatory expectations in relation to technology risk and business continuity risk management. Any of the foregoing could result in interruptions, delays, loss of data, cessations to our operations or in the provision of offerings through our platform and compensation payments to our partners and end consumers, and could adversely affect our business, financial condition, results of operations and prospects.

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

Many of the markets in Southeast Asia have not developed a fully integrated regulatory regime, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets, including, in particular, new or disruptive business models such as those in the technology sector. In Thailand, a new law that became effective on July 1, 2022 categorizes GrabFood, GrabMart and GrabExpress as regulated online delivery services under the purview of the Department of Internal Trade, and is expected to be supplemented by pricing control regulations. The pricing control regulation, if enacted, may restrict our ability to introduce new fees and/or adjust fees to properly reflect supply and demand. Furthermore, Thai regulators are considering enacting laws to regulate commissions chargeable to merchant-partners, which may have a negative impact on our business. In Vietnam, our application for a trading license has been ongoing for a few years since 2020 due to changes in the application process and procedures. Although we are able to continue operations while the application remains in process, we may not be able to secure the license at all or without significant time and effort. In Myanmar there are no specific regulations governing operators of ride-hailing booking platforms. In Malaysia, laws have recently been enacted (though are yet to come into force), which impose a requirement for operators of certain delivery service booking platforms such as GrabFood and GrabMart to apply for a license. Regulatory risks, including but not limited to the foregoing, could have a material and adverse effect on our business, financial condition, results of operations and prospects. In certain circumstances, we may not be aware of our violation of certain policies, laws and regulations until after the violation. Where regulators find that we have not obtained required licenses, permits and approvals, we may come under investigation or otherwise be subject to scrutiny by governmental authorities, may be subject to regulatory fines and penalties and, in certain cases, may be required to cease operations altogether, unless and until laws and regulations are reformed. The regulatory environment in Southeast Asia may also slow the growth of our business. We have incurred, and expect that we will continue to incur, significant costs in managing our legal and regulatory matters, including the ability to operate our business in our markets.

The proper uninterrupted functioning of our highly complex technology platform is essential to our business.

Our business depends on the performance and reliability of our system as well as the efficient and uninterrupted operation of mobile communications systems that are not under our control. In June 2022, we launched GrabMaps, a mapping and location-based service, which also fully powers our Grab services, and our business are dependent on the uninterrupted operation of GrabMaps. Our superapp platform is a complex system composed of many interoperating components and incorporates software that is highly complex, and therefore, many events that are beyond our control may cause service interruptions or degradations or other performance problems across the whole platform, including but not limited to computer viruses and other malicious code, denial-of-service attacks, cyber and ransomware attacks, phishing attacks, break-ins, sabotage, vandalism, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes, and other similar disruptive problems. In December 2019 and November 2021, we experienced disruptions that impacted the availability of our deliveries and mobility offerings, with the one in November 2021 being platform-wide that lasted for several hours. We also experienced smaller scale disruptions or delays in 2020 and 2021. We may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. Although we have certain disaster response procedures, we or our third-party service providers may not currently have a comprehensive business continuity framework in place in all instances. We are working with third-party consultants to develop a suitable business continuity framework, but there can be no assurance that such framework will be implemented in a cost-effective manner or at all, or that it will prove effective or meet all the expectations of our stakeholders, including our consumers, partners and regulators, both current and in the future, in relation to cybersecurity risk, technology risk and business continuity management, which may also impact our current and prospective licensing in certain jurisdictions.

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

As part of our business strategy, we have entered into and regularly pursue a wide array of potential strategic transactions, including strategic investments, alliances, partnerships, joint ventures and acquisitions, in each case relating to businesses, technologies, services and other assets that we expect to complement our business or that we believe will help to grow our business. For example, in 2018, we acquired Uber’s Southeast Asian business and Moca, an intermediary payment service provider in Vietnam. In late 2018, we invested in OVO, a digital payments platform in Indonesia, and further increased our equity interest in OVO over time until December 2021. In January 2022, we completed the acquisition of a majority economic interest in Jaya Grocer, and have made other acquisitions and investments which we believe will complement our business.

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
•
difficulties implementing our corporate or compliance policies and guidelines with the acquired entities effectively;
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
•
risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals or other adverse reactions from regulators, which may result in blockade, delay or restructuring of such transactions;
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

Competition authorities closely scrutinize us. There has been increased scrutiny over the power and influence of big technology companies globally, and in particular, antitrust regulators in Southeast Asia have taken greater interest in potential abuses of market power or position, agreements and transactions by big technology companies. If one jurisdiction imposes or proposes to impose new requirements or restrictions on our business, other jurisdictions may follow. Further, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines, whether or not valid or subject to appeal.

For example, there has been increased scrutiny from the Competition and Consumer Commission of Singapore (“CCCS”) in the online food delivery and virtual kitchen sectors, and if the CCCS assesses that any arrangements between us and the merchant-partners may be harmful to competition, the CCCS may take enforcement action against us that may adversely affect our business, financial condition, results of operations and prospects. The CCCS has also stated in its E-commerce Platforms Market Study Report dated September 10, 2020 that it continues to closely monitor key developments in the digital economy and the impact of these developments on competition and consumers in markets within Singapore. The Philippine Competition Commission (“PCC”) required a series of voluntary commitments from us in clearing our acquisition of Uber’s Southeast Asian business in March 2018 and imposed a fine of approximately PHP 56.5 million (approximately $1 million) on us for violating some of our pricing and service quality commitments after the merger with Uber, which includes incentives monitoring to address lingering competition concerns. On January 15, 2023, the PCC issued an Incentives Monitoring Framework which will be used by the PCC and a third-party monitor to assess all our existing and proposed new incentives, benefits, promotions, or rewards for our driver-partners or operators, to ensure that they do not have an anti-competitive effect. The assessment will be conducted during the monitoring period beginning May 1, 2023 until October 31, 2023. Depending on the assessment and conclusion, we may be prohibited from implementing planned incentives, or fined for having implemented incentives that are found to be anti-competitive. We have requested the PCC to amend certain provisions of the Incentives Monitoring Framework to make it consistent with our voluntary commitments, and this matter remains pending with the PCC. Also, on August 30, 2022 the Philippine Court of Appeals issued an adverse decision against us and Uber for alleged violations of interim measures previously ordered by the PCC. While this is subject to further proceedings, if affirmed, the decision could result in us having to pay an additional PHP 12 million (approximately $200,000) in fines and penalties. The Malaysian Competition Commission (“MyCC”) issued a proposed decision in October 2019 alleging that we had abused our dominant position in the ride-hailing booking and transit media advertising market through the imposition of a number of restrictive clauses on the driver-partners, including restrictions on driver-partners promoting competitors’ products and providing advertising services to third-party enterprises. Pursuant to the proposed decision, MyCC proposed a fine of approximately MYR86.8 million (approximately $20 million) and a daily fine of MYR15,000 (approximately $3,000) for each day we fail to take the remedial actions as directed by MyCC. The penalty is imposed in the event of failure to comply with the interim directions (“Proposed Decision Directions”). We believe we have complied with the said Proposed Decision Directions and should not be subject to the daily fines. The matter is pending the issuance of a final decision by MyCC. We at the same time have initiated a judicial review application against MyCC. The judicial review hearing before the Malaysian High Court is scheduled to be held on July 6, 2023. In Thailand, the Trade Competition Commission Thailand (“TCCT”) (previously named the Office of Trade Competition Commission) has placed increased scrutiny on the online food deliveries market and issued the Notification of the Trade Competition Commission in relation to Guidelines for consideration of unfair trade practices between food deliveries digital platform operators and restaurant operators effective from December 24, 2020. The notification lays out practices of food deliveries platforms that may be considered as unfair trade practices and prohibits unfair fees, charges and trading conditions. The regulations provided in such notification are unclear, and their interpretation and implementation are subject to the sole discretion of the TCCT, which creates uncertainty. The TCCT is also studying the market structure of the online food deliveries market and monitoring business practices that tend to create a monopoly in that market. In Indonesia, the Commission for the Supervision of Business Competition (“KPPU”) was invited by the Ministry of Trade to discuss issues regarding unfair practices in the e-commerce sectors that potentially harm businesses of small and medium sized enterprises in Indonesia. The KPPU, together with the government, supervises the implementation of fair competition in the e-commerce sector. In addition, KPPU supervises cooperation and partnerships between medium or large corporations, on the one hand, and micro or small enterprises, on the other hand, to ensure that the former do not gain unfair benefit to the detriment of the latter. KPPU may order a medium or large enterprise to amend its partnership agreements or arrangements to rectify any unfair practices within designated periods, and any failure to comply may result in administrative sanctions in the form of a fine and/or business license revocation.

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

Unfavorable media coverage could harm our business, financial condition, results of operations and prospects.

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

All potential driver-partners are required to go through our security and safety screening background checks before being qualified as a driver-partner on our platform. We rely on third-party background check providers to provide the criminal and/or driving records of potential driver-partners in most of our markets to help identify those that are not qualified to use our platform pursuant to applicable law or our internal standards, and our business may be adversely affected to the extent such providers do not meet their contractual obligations, our expectations, or the requirements of applicable laws or regulations. If any of our third-party background check providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate provider, and may not be able to secure similar terms or replace such partners in an acceptable time frame, which in turn could lead to difficulty in onboarding sufficient numbers of driver-partners to meet consumer or merchant-partner demand. Further, if the background checks conducted by our third-party background check providers are inaccurate or do not otherwise meet our expectations, unqualified drivers may be permitted to conduct passenger trips or make deliveries on our platform, and as a result, we may be unable to adequately protect or provide a safe environment for consumers and merchant-partners. Inaccurate background checks may also result in otherwise qualified drivers from being inadvertently excluded from our platform. Our reputation and brand could be adversely affected and we could be subject to increased regulatory or litigation exposure. In addition, if the background checks conducted by our third-party background check providers do not meet the requirements under applicable laws and regulations, we could face legal liability or negative publicity.

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

We believe that our company culture, which was founded on the principle of creating a triple bottom line business by delivering financial performance and social impact at the same time and promoting the values of heart, hunger, honor and humility, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

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

If we are not able to maintain and evolve our culture, we may suffer consequences such as the inability to attract employees, consumers, driver and merchant-partners and business partners and maintain and grow our business, and as a result our financial condition, results of operations and prospects could be materially and adversely affected.

We depend on talented, experienced and committed personnel, including engineers, to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel, particularly in the technology sector, our business, financial condition, results of operations and prospects may be materially and adversely affected.

A fundamental driver of our ability to succeed is our ability to recruit, train and retain high-quality management, operations, engineering, and other personnel who are in high demand, are often subject to competing employment offers and are attractive recruiting targets for our competitors. Our senior management, mid-level managers and technology sector employees, including engineers, data scientists and analysts, cybersecurity specialists, product managers and designers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. There is particularly acute competition for the technology sector and research and development employees in some of our markets. In addition, we depend on the continued services and performance of our key personnel. Our executive officers and their involvement in our business are important to our success. Any decrease in the involvement of any of the executive officers in our business or loss of key personnel, particularly to competitors, could have an adverse effect on our business, financial condition, results of operations and prospects. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions has had and may in the future have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. Although our employment contracts contain non-compete clauses, there is the risk that such non-compete clauses may be deemed unenforceable under applicable law. In addition, OVO has experienced changes in its management and management attrition as certain senior executives have departed, and OVO may experience further changes to its management in the future, which could be disruptive to our business and impact our operating performance.

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

In July 2020, the Indonesian Commission for the Supervision of Business Competition (“KPPU”) imposed a financial penalty of approximately $3.5 million on us based on allegations by driver-partners that preferential treatment in respect of rides was given to driver-partners that utilized our car rental plans. Although we were successful in our appeal in the first instance and KPPU’s subsequent appeal to the Indonesian Supreme Court was dismissed in April 2021, we may be subject to similar actions in the future. In December 2018, we were assessed approximately PHP 1.4 billion (approximately $25 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and our case remains under review by the regional trial court. In October 2018, a taxi driver filed a claim against the Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. (“Grabtaxi Thailand”) to operate GrabCar. Grabtaxi Thailand is a co-defendant in this case and we could be subject to potential liabilities as a result. The case is still pending. If Grabtaxi Thailand loses the case, it may be subject to a fine. Although ride-hailing through online channels has been legalized in Thailand in 2021 and Grabtaxi Thailand has obtained a ride-hailing operator certification, there can be no assurance that the aforesaid case will not have a wider impact on our ride-hailing business in Thailand. For additional details of certain legal proceedings involving us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In addition, we may face additional litigation in civil lawsuits initiated by competitors and merchant-partners that rely on such decision as grounds to initiate litigation. Any such disputes or future disputes could subject us to negative publicity, have an adverse impact on our brand and reputation, divert management’s time and attention, involve significant costs and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.

We may also be exposed to securities litigation. See “—Risks Relating to the Company’s Securities—We may be subject to securities litigation, which is expensive and could divert management attention.”

We have incurred a significant amount of indebtedness and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.

As of December 31, 2022, we had total outstanding indebtedness of $1.2 billion. Subject to the limitations in the terms of our existing and future indebtedness, we may incur additional indebtedness, secure existing or future indebtedness, or refinance our indebtedness. In particular, we may need to incur additional indebtedness to finance our operations and such financing may not be available to us on attractive terms, or at all. Among other macroeconomic factors, an increase in interest rates would adversely affect our ability to secure additional debt financing and would result in higher interest payments.

We may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. With the recent increases in interest rates, we have had to pay increased interest on our indebtedness, although we managed to mitigate such increases through capital management and the use of interest rate derivatives. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations. To date, we have used a substantial amount of cash for operating activities, and we cannot assure you when we will begin to generate cash from operating activities in amounts sufficient to cover our debt service obligations.

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

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by the driver-partners when providing services on our platform. Similarly, factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase merchant-partner operating costs. Many of the factors affecting driver- and merchant-partner costs are beyond the control of these parties and us. Russia’s continued military actions in Ukraine since early 2022 and the resulting sanctions imposed by various governments on Russia have resulted in fuel price increases in certain countries in which we operate, which would increase the costs incurred by our driver- and merchant-partners. In response, we have introduced a fare increase or fuel surcharge in some of the countries, such as Singapore and Vietnam, to help them counter the effects of the increasing fuel prices. In many cases, these increased costs may cause driver-partners to spend less time providing services on our platform or to seek alternative sources of income. Likewise, these increased costs may cause merchant-partners to pass costs on to consumers by increasing prices. The resulting increased prices may in turn reduce demand for the services offered on our platform. A decreased supply of driver- and merchant-partners or increased prices on our platform could reduce consumer demand, which would harm our business, financial condition, results of operations and prospects.

We may experience fluctuations in our operating results.

Our operating results are subject to seasonal fluctuations as a result of a variety of factors, some of which are beyond our control. For example, prior to the COVID-19 pandemic, our revenue was typically lower in the first quarter of each year as a result of regional holidays, including the lunar new year and the holiday periods during which demand for mobility offerings is typically lower. In addition, our revenue is also impacted by other holidays such as Christmas and celebration of the new year as well as the fasting month of Ramadan, which impacts demand for deliveries and mobility offerings as well as driver-partner supply. Our operating results may also experience seasonal fluctuations due to weather conditions, such as flooding during the rainy season in certain markets, like Indonesia, the Philippines and Vietnam. In addition to seasonality, our operating results may fluctuate as a result of factors including our ability to attract and retain new platform users, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, and other risks described elsewhere in this annual report. In addition, with the COVID-19 pandemic, we have experienced a significant increase in our business revenue and volume as well as accelerated growth in our deliveries segment in 2020 and 2021, but in 2022, as governments eased COVID-19 measures, the gradual resumption of dine-out trends moderated demand for our deliveries offerings, leading to a slower growth of GMV in this segment. The growth rates in our deliveries segment may continue to decline in future periods. Furthermore, our fast-paced growth has made, and may in the future make, these fluctuations more pronounced and as a result, harder to predict. As such, we may not accurately forecast our operating results.

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

Industry data and estimates contained in this annual report are uncertain and subject to interpretation, and may not be an indication of the actual results of our current or future results. Accordingly, you should not place undue reliance on such information.

The industry data and estimates included in this annual report are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, statistics and estimates relating to our industries and our competitive position have been derived from various public data sources, a commissioned third-party industry report and other third-party industry reports and surveys. We commissioned Euromonitor International Limited to conduct market research concerning the digital services, food deliveries and transportation markets in Southeast Asia. While we generally believe Euromonitor’s report to be reliable, we have not independently verified the accuracy or completeness of such information. Euromonitor’s report may not have been prepared on a comparable basis or may not be consistent with other sources. Moreover, geographic markets and the industries we operate in are not clearly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as digital services, food deliveries and transportation markets may be subject to interpretation, and the resulting industry data, estimates and competitive positions are inherently uncertain. For these reasons and due to the nature of market research methodologies, you should not place undue reliance on such information as a basis for making, or refraining from making, your investment decision.

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

There is an increasing number of open-source software license types, and the terms under many of these licenses are unclear or ambiguous, and have not been interpreted by U.S. or foreign courts, and therefore, the potential impact of such licenses on our business is not fully known or predictable. As a result, these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our own proprietary code (and in particular the elements of our proprietary code which incorporates OSS or modified OSS). Furthermore, we could become subject to lawsuits or claims challenging our use of open source software or compliance with open source license terms. If unsuccessful in these lawsuits or claims, we may face IP infringement or other liabilities, be required to seek costly licenses from third parties for the continued use of third-party IP, be required to re-engineer elements of our proprietary code base (e.g., for the sake of avoiding third-party IP infringement), discontinue or delay the use of infringing aspects of our proprietary code base (such as if re-engineering is not feasible), or disclose and make generally available, in source code form, certain elements of our proprietary code.

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

Our deliveries, mobility, financial services and enterprise and new initiatives segments represented 46.2%, 44.6%, 5.0% and 4.2%, respectively, of our revenue in the year ended December 31, 2022, 21.9%, 67.6%, 4.0% and 6.5%, respectively, of our revenue in the year ended December 31, 2021 and 1.2%, 93.3%, (2.2)% and 7.7%, respectively, of our revenue in the year ended December 31, 2020. Over 90% of our revenue was derived from our deliveries and mobility segments in the year ended December 31, 2022, 2021 and 2020, to the extent demand for deliveries and/or mobility offerings are impacted by adverse events, changes in laws or regulations, driver- and merchant-partner supply or consumer-demand based factors, a significant portion of our business could be adversely impacted. As a result of our business concentration in our deliveries and mobility segments, adverse developments with respect to such segments could adversely affect our business, financial condition, results of operations and prospects.

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

Our reported results of operations may be adversely affected by changes in accounting principles or changes in business model.

The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and/or accounting policies could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze and report financial information and our financial reporting controls. For example, our revenues increased by $68 million and cost of revenue increased by $68 million in fourth quarter of 2022 due to a business model change for certain delivery offerings in one of our markets from being an agent arranging for delivery services to be provided by our driver-partners to end-users, to being a principal whereby we are the delivery service provider contractually responsible for the delivery services provided to end-users.

We allow consumers to pay for rides, deliveries and other offerings or services through our platform using cash, which raises numerous regulatory, operational, and safety concerns.

We allow consumers to use cash to pay the driver-partners the entire fare of rides and cost of deliveries (including the service fee payable to us by driver-partners from such rides and deliveries). Cash-paid trips accounted for 27% of our transactions in 2022, 32% in 2021 and 43% in 2020. The use of cash raises numerous regulatory, operational, and safety concerns. For example, cash collection in some jurisdictions may fall into an ambiguous area between regulated banking or payments activity that requires licenses and activity that is not regulated by relevant law, which creates uncertainty. Failure to comply with regulations could result in the imposition of significant fines and penalties and could result in regulators requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash can increase safety and security risks for the driver-partners, including potential robbery, assault, violent or fatal attacks, and other criminal acts. In certain jurisdictions where we operate, there have been reported serious safety incidents, including robberies and violent attacks on driver-partners while they were using our platform. We have undertaken steps to minimize the use of cash by working with governments on initiatives to drive cashless penetration, providing consumer incentives such as coupons, vouchers or our rewards program to encourage use of GrabPay. In addition, in certain markets the use of cash has been limited due to government measures in light of the COVID-19 pandemic. In addition, establishing the proper infrastructure to ensure that we receive the correct fee on cash trips is complex, and has in the past meant and may continue to mean that we cannot collect the entire fee for certain cash-based transactions. We have created systems for driver-partners to collect and deposit the cash received for cash-based trips and deliveries, as well as systems for us to collect, deposit, and properly account for the cash received, some of which are not always effective, convenient, or widely-adopted. Creating, maintaining, and improving these systems requires significant effort and resources, and we cannot guarantee these systems will be effective in collecting amounts due to us. Further, operating a business that uses cash raises compliance risks with respect to a variety of rules and regulations, including anti-money laundering and countering the financing of terrorism laws. If driver-partners fail to pay us under the terms of our agreements or if our collection systems fail, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Such collection failure and enforcement costs, along with any costs associated with a failure to comply with applicable rules and regulations, could harm our business, financial condition, results of operations and prospects.

We may be affected by governmental economic and trade sanctions laws and regulations that apply to Myanmar.

We may be affected by economic and trade sanctions administered by governments relating to Myanmar, including the U.S. government (including without limitation regulations administered and enforced by OFAC, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and the U.S. Department of State), the Council of the European Union, the Office of Financial Sanctions Implementation of Her Majesty’s Treasury in the United Kingdom (“OFSI”) and the United Nations Security Council. For example, on February 11, 2021, the U.S. government implemented new sanctions with respect to Myanmar in response to the military coup on February 1, 2021. These economic and trade sanctions currently prohibit or restrict transactions and dealings with certain individuals and entities in Myanmar, including with individuals and entities included on OFAC’s List of Specially Designated Nationals (the “SDN List”) and the Department of Commerce’s Entity List, subject to EU or UK asset freezes, or other sanctions measures. On March 4, 2021, BIS added two military and security services entities it identified as responsible for the military coup and escalating violence in Myanmar to the Entity List, along with two commercial entities that are owned and operated by one of these entities, and implemented new restrictions on exports and reexports to Myanmar, and transfers (in-country) within Myanmar, of certain sensitive items subject to the U.S. Export Administration Regulations. On March 25, 2021, OFAC designated two military holding companies, Myanmar Economic Holdings Public Company Limited (“MEHL”) and Myanmar Economic Corporation Limited (“MEC”). On April 8, 2021, OFAC designated Myanmar Gems Enterprise, and on April 21, 2021, OFAC further designated Myanmar Timber Enterprise and Myanmar Pearl Enterprise, and on May 17, 2021, OFAC designated the State Administrative Council together with certain members of the military regime. On July 2, 2021, OFAC sanctioned additional senior officials of Myanmar’s military and certain of their family members, and BIS added four entities that have provided support to Myanmar’s military to the Department of Commerce’s Entity List. Similarly, on February 18 and 25, 2021, the UK designated nine Myanmar military officers, announcing asset freezes and travel bans and on March 25 and April 1, 2021, the UK respectively sanctioned MEHL, MEC, and their subsidiaries. On March 22, 2021, the European Council designated 11 Myanmar government officials, and on April 19, 2021, further designated an additional ten Myanmar government officials, as well as MEHL and MEC. The EU has also announced that it is ready to withhold financial support from the development system to government reform programs. The U.S. government, the EU and the UK continued to impose sanctions or restrictions on additional individuals and entities for repressing the pro-democracy movement in Myanmar, violence against citizens, and support to the military, among other things. It is possible that the U.S. government, the EU or the UK may increase sanctions on Myanmar or specific individuals and entities in Myanmar in the future. Other jurisdictions may also introduce new sanctions on Myanmar or expand existing sanctions. Continued geopolitical tensions as well as existing and any additional sanctions could result in a material adverse impact on Myanmar’s economy, and while our operations in Myanmar represent less than one percent of our revenue, our future prospects in Myanmar could be adversely affected and we may need to exit the market, which would involve costs related to such exit and a loss of our investment in the market. There is a risk that, despite the internal controls we have in place, we have engaged or could potentially engage in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against us and materially adversely affect our business, financial condition, results of operations and prospects. As our business continues to grow and regulations change, we may be required to make additional investments in our internal controls or modify our business.

Our business could be impacted by environmental regulations and policies and related changes in consumer behavior and any failure on our part to meet our environmental, social and corporate governance (“ESG”) targets.

Governments in the jurisdictions in which we operate may implement regulations and policies aimed at addressing climate change or other environmental concerns including, among others, with respect to emission reduction and higher electrification of the automotive industry, as well as those limiting the use of single-use packaging and utensils. The cost of regulatory compliance for internal combustion engine vehicles could increase or governments may take action to reduce the number of internal combustion engine vehicles on the road. Although we have taken measures to increase the proportion of low emission vehicles in our fleet of rental vehicles, government policies or regulations may be implemented quickly. The foregoing could (i) increase costs for us, including with respect to changes in regulations, policies and operations, (ii) require us to purchase new vehicles for or increase costs with respect to our rental fleet, and (iii) create challenges for driver-partners as we may raise costs with respect to vehicle ownership or rental. In addition, we may have to incur additional cost for compliance with regulations with respect to, and operating, a fleet of electric vehicles. Furthermore, our business could be impacted by increased environmental awareness among consumers, for example with respect to the usage of single-use packaging and utensils or mobility or deliveries services generally.

In addition, investors increasingly focus on how companies assess and manage ESG risks and factor ESG into their investment selection criteria. We have publicly committed to meeting certain ESG targets. Failure to comply with environmental regulations and policies or to meet our ESG commitments may reduce our attraction for investors or prevent them from investing in us under their policies, hence impacting our ability to raise funds.

Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia

In certain jurisdictions, we are subject to restrictions on foreign ownership.

The laws and regulations in many markets in Southeast Asia, including Thailand, Vietnam, Philippines, Indonesia and Malaysia where we conduct our business, place restrictions on foreign investment in, control over, management of, ownership of and ability to obtain licenses for entities engaged in a number of business activities. Set forth below is certain information with respect to foreign ownership restrictions relevant to our businesses in these jurisdictions. For more information, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment” and “Item 4. Information on the Company – C. Organizational Structure.”

Thailand

Pursuant to the Thai Foreign Business Act B.E. 2542 (1999) (the “FBA”), a person or entity that is “Non-Thai” (as defined in the FBA and described in “Item 4. Information on the Company – Business Overview – Regulatory Environment – Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our entities in Thailand operate, unless an appropriate license is obtained. In addition, the Civil and Commercial Code of Thailand (as amended) at the time we incorporated our Thai entities required a private company to have a minimum number of three shareholders, although starting from February 7, 2023, a private company in Thailand is only required to have two shareholders. Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity established using a tiered shareholding structure, so that each Thai entity is more than 50% owned by a Thai person or entity. As our entities in Thailand are more than 50% owned by Thai persons or entities and Thai laws only consider the immediate level of shareholding (and no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding), these Thai operating entities are considered Thai entities under the FBA and are not required under the FBA to obtain licenses prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the relevant authorities may follow certain guidelines, but generally may exercise discretion in making such a determination.

Under this tiered shareholding structure, our Thai operating entities are each owned by Grabtaxi Holdings (Thailand) Co., Ltd. which owns 75% of the shares of our Thai operating entities, with the balance owned by one of our subsidiaries. Grabtaxi Holdings (Thailand) Co., Ltd. is owned by a Thai entity (“Thai Holding Entity 1”) holding over half of the shares of Grabtaxi Holdings (Thailand) Co., Ltd. (with the balance primarily owned by an affiliate of our Thai business partner, the Central Group). Thai Holding Entity 1 is in turn owned by another Thai entity (“Thai Holding Entity 2”) holding over half of the shares of Thai Holding Entity 1 (with the balance primarily owned by one of our subsidiaries). Thai Holding Entity 2 is held by a Thai national who is a senior executive of Grab Thailand holding preference shares equivalent to more than half of the total number of shares of Thai Holding Entity 2 (with the balance primarily held by our subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares of Thai Holding Entity 2). For more information, see “Item 4. Information on the Company – C. Organizational Structure.” Pursuant to the organizational documents of Thai Holding Entity 2, our rights, which include the quorum for a shareholders meeting requiring our attendance and all shareholder resolutions requiring our affirmative vote, enable us to control our Thai operating entities and consolidate the financial results of these operating entities in our financial statements in accordance with IFRS. The preference shares of Thai Holding Entity 2 have limited rights to the return of liquidation proceeds upon the liquidation of the companies. The preference shares of Thai Holding Entity 1 have limited rights to dividends and distributions. The non-controlling interests of relevant Thai shareholders are accounted for in our financial statements. We have also set up three other Thai holding entities adopting a similar tiered shareholding structure for the purposes of, in the near future, primarily holding our Thai operating entity conducting certain financial services business.

Vietnam

Pursuant to the Law on Investment No. 61/2020/QH14, as amended in 2020 and 2022 (the “Investment Law 2020”) and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO, our four-wheeled mobility business in Vietnam is subject to a foreign ownership limit of 49%. Our deliveries and mobility businesses in Vietnam are conducted through a Vietnamese operating company, the shares of which are owned 49% by us, with the balance 51% held by a Vietnamese national who is a senior executive of Grab Vietnam. Through the voting thresholds in the charter and contractual arrangements with this Vietnamese shareholder, we are able to control our Vietnamese operating entity and consolidate our financial results in our financial statements in accordance with IFRS.

Philippines

Pursuant to the 1987 Constitution of the Republic of the Philippines, entities engaged in the operation of a public utility are required to be at least 60% owned by Philippine citizens. Our four wheel-deliveries and mobility businesses, which are subject to this restriction, are conducted through Philippine operating entities, the shares of which are each owned by a Philippine holding company, which owns 60% of the shares of the Philippine operating entities, with the balance owned by our subsidiaries. The shares of the Philippine holding company are 40% beneficially owned by us (we have record and beneficial ownership over shares constituting 16% of total outstanding shares of the holding company, while our acquisition of record ownership over the remaining 24% (over which we already have beneficial ownership) is subject to the issuance of a Certificate Authorizing Registration), with the balance 60% of the shares held by an entity owned by a Philippine national who is a director of certain of our operating entities in the Philippines, including MyTaxi.PH, Inc. Through contractual arrangements with the Philippine shareholder (and, together with certain rights attendant to the classes of shares in, and as otherwise set forth in the organizational documents of, the Philippine holding company), we are able to (i) appoint directors in proportion to our shareholding interest, (ii) exercise veto rights with respect to certain reserved matters that fundamentally affect the business of the company, (iii) receive the economic benefits and absorb losses of the Philippine entities in proportion to the amount and value of our investment, (iv) have an exclusive call option to purchase all or part of the equity interests in the event of any change in Philippine law that results in non-Philippine nationals being allowed to hold more than 40% of the outstanding capital stock or shares entitled to vote in the election of directors of entities engaged in nationalized activities, and (v) consolidate the financial results in our consolidated financial statements in accordance with IFRS. The non-controlling interest of the Philippine shareholder is accounted for in our consolidated financial statements.

On March 21, 2022, the President of the Philippines signed into law Republic Act No. 11659, which amended the Public Service Act (the “PSA Amendment”) and became effective in the following month. The PSA Amendment limits the definition of public utility to a public service that operates, manages, or controls for public use any of the following: (i) distribution of electricity; (ii) transmission of electricity; (iii) petroleum and petroleum products pipeline transmission systems; (iv) water pipeline distribution systems and wastewater pipeline system, including sewerage pipeline systems; (v) seaports; and (vi) public utility vehicles (but excluding transport vehicles accredited with and operating through transport network corporations such as TNVSs). The PSA Amendment provides for an exclusive enumeration of what constitutes a public utility, and states that “[n]o other person shall be deemed a public utility unless otherwise subsequently declared by law.” The PSA Amendment also expressly provides that “notwithstanding any law to the contrary, nationality requirements shall not be imposed by the relevant administrative agencies on any public service not classified as a public utility.” Under the PSA Amendment, the 40% nationality restriction previously applicable to our ride sharing and express delivery business in the Philippines no longer applies.

However, to the extent that we are engaged in an advertising business in the Philippines, we remain subject to foreign ownership restrictions. Under the Philippine Constitution, only Philippine citizens or corporations or associations at least 70% of the capital stock of which is owned by Philippine citizens is allowed to engage in advertising. In addition, the participation of foreign investors in the governing body of companies engaged in advertising is limited to their proportionate share in the capital stock thereof, and all the executive and managing officers of such entities must be Philippine citizens.

Indonesia

Our payment system services business is conducted through PT Bumi Cakrawala Perkasa (“BCP”), an Indonesian entity which owns OVO. OVO is subject to an 85% foreign investment limit (based on ultimate beneficial ownership of shares) pursuant to a payment system regulation which took effect on July 1, 2021. Under this regulation, a voting power limitation of 49% applies to foreign shareholders, and foreign shareholders are prohibited from holding (i) the right to nominate the majority of directors and commissioners, and (ii) veto rights with respect to certain strategic decisions that have a significant impact on the company to be adopted at a general meeting of shareholders. We own 82.8% of BCP, which, due to a dual-class structure, represents a 38.9% voting interest, and we also have contractual rights to (a) control the appointment of the Chief Executive Officer, and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and its subsidiaries; (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise, and (d) certain economic rights with respect to the remaining shareholding of BCP. If the foregoing contractual rights are considered to be foreign controlled, BCP could be deemed to be in non-compliance with the foreign investment limit and, as a result, Bank Indonesia may impose administrative sanctions on OVO (including, among others, warnings, temporary suspension or suspension of a part of or the entire business activity (including any cooperation) and, if OVO does not take any action with regard to these administrative sanctions, it may lead to revocation of the e-money license. If revocation of the e-money license happens, OVO’s business, results of operations, financial condition and prospects could be materially and adversely impacted. We consolidate BCP’s financial results in our financial statements in accordance with IFRS. If we are required to amend the shareholding, voting structure or other rights as a foreign shareholder with respect to BCP, we may be prevented from continuing to consolidate OVO in our consolidated financial statements. Furthermore, BCP may be limited in its ability to receive cash contributions for additional equity and we may be limited in our ability to acquire shares in BCP and if Indonesian shareholders or parties are unwilling to make such contributions, OVO’s business, results of operations, financial condition and prospects could be materially and adversely impacted.

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

Based on our assessment as of the date of this annual report, we believe our arrangements in Thailand, the Philippines, Vietnam, Indonesia and Malaysia, other than as set forth above, if any, are in compliance with applicable local laws and regulations. However, local or national authorities or regulatory agencies in any of Thailand, Vietnam, the Philippines, Indonesia or Malaysia may conclude that our arrangements in their respective jurisdictions are in violation of local laws and regulations.

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
•
the effects of inflation and interest rate hikes within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;
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
•
enactment or any increase in the enforcement of laws, rules and regulations, including, but not limited to, those related to personal data protection and localization, cybersecurity and ESG, may incur compliance costs, in particular where there is uncertainty around the interpretation, implementation, or applicability of such laws, rules and regulations;
•
health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our offerings; and
•
natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

For example, volatile political situations in certain Southeast Asian countries could impact our business. In Myanmar, following the military coup in February 2021, there have been and continue to be mass protests and instability disrupting business activities. In Thailand, the risk of protest movements continues to exist and may increase political instability, and general elections are due to take place by May 2023. In addition, presidential elections are due to take place in 2024 in Indonesia, where elections in the past have led to uncertainty, impacting markets and leading to unrest. In Malaysia, there have been several changes in the governing party in the past few years. Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets in which we operate could adversely affect our business, financial condition, results of operations and prospects.

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

Our revenue and profitability may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in any regions of Southeast Asia as well as globally.

We may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. We derive all of our revenue from Southeast Asia and are exposed to political and economic uncertainties, including, but not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our revenue and profitability could be impacted to a significant extent by economic conditions in Southeast Asia and globally.

Substantially all of our assets and operations are located in Southeast Asia, and our revenue in Singapore, Malaysia, Indonesia, Philippines, Thailand and the rest of Southeast Asia was $302 million, $509 million, $275 million, $125 million, $109 million and $113 million in the year ended December 31, 2022, respectively, $283 million, $108 million, $79 million, $81 million, $76 million and $48 million in the year ended December 31, 2021, respectively, and $246 million, $91 million, $(61) million, $51 million, $57 million and $85 million in the year ended December 31, 2020, respectively. As a large portion of our revenue in 2022, 2021 and 2020 was derived from our operations in Singapore, Malaysia and Indonesia, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Southeast Asia generally, and in particular, in Singapore, Malaysia and Indonesia. The economies in certain Southeast Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

While the Southeast Asia economy, as a whole, has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Southeast Asia or in other markets in neighboring regions (such as China and Japan), or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Southeast Asia. Such developments could adversely affect our business and operating results, lead to reduction in demand for our offerings and adversely affect our competitive position. Many of the governments in Southeast Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some Southeast Asia markets have historically experienced low growth in their GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation and interest rate rises in the markets in which we operate. In the past, some of the governments in Southeast Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in Southeast Asia, which may adversely affect our business, financial condition, results of operations and prospects.

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

The interpretation and enforcement of laws and regulations involve uncertainties and inconsistencies. Since local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in many of the localities in which we operate. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

In addition, we may, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, that may adversely affect our business, financial condition and results of operations and may also impact our reputation, including but not limited to tax and other regulatory authorities in Southeast Asia. For example:

•
We received a settlement payment proposal from the Philippines tax office in June 2022 relating to the tax audit for 2018, which was accepted with the goal of avoiding potentially protracted proceedings.
•
We received a tax assessment for 2018 to 2020 in May 2022 from the Cambodia tax office which largely pertained to our position on prepayment tax on income, withholding tax and value-added tax, although there has been no further development since the lodgment of a protest letter in June 2022.
•
A routine tax audit which commenced in September 2020 in Indonesia for 2018 was concluded in October 2022 without material financial impact.
•
In November 2022, we received a protective tax assessment from the Singapore tax authorities for 2017 pertaining to the tax treatment of certain expenses, although an eventual lower tax assessment may be conservatively expected at this juncture.
•
In Vietnam, we are in the process of evaluating available options in relation to the imposition of additional taxes, late payment penalty and administrative fines by the Vietnam tax authorities in December 2022 which arose mainly from value-added tax treatment on certain income for 2017 to 2019.

To the extent that any tax assessments arising from tax audits (including the above examples) are material, it is our intention to seek all possible legal recourse to defend our positions, but there can be no assurance that such recourse would be successful.

Natural events, wars, terrorist attacks and other acts of violence directly or indirectly impacting any of the countries in which we have operations could adversely affect our operations.

Natural disaster events (such as earthquakes, tsunamis, volcanic eruptions, floods, droughts, heat waves, tropical weather conditions and landslides), terrorist attacks, civil unrest, protests and other acts of violence or war (such as the war that broke out in Ukraine in early 2022 and has continued to date) may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations. In particular, one of our largest markets is Indonesia. Indonesia is located in a geologically active part of the world, and has been subject to various forms of natural disasters that have in the past resulted in major losses of life and property and could result in disruptions to our business.

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
•
actual or anticipated fluctuations in our quarterly or annual operating and financial results;
•
publication of research reports by securities analysts about us or our competitors or our industry;
•
the public’s reaction to our press releases, our other public announcements and filings with the SEC concerning our company or our securities;
•
actions by shareholders, including any sale by the PIPE Investors or our directors and officers;
•
short seller reports that make allegations against us or our affiliates, even if unfounded;
•
departures of key personnel;
•
commencement of, or involvement in, litigation;
•
changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•
the volume of our Class A Ordinary Shares available for public sale; and
•
general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, inflation, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

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

We require significant capital investment to support our business, and we may issue additional Class A Ordinary Shares, Class B Ordinary Shares convertible into Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Class A Ordinary Shares in certain circumstances, including as consideration for strategic acquisitions such as we did with a portion of the consideration for the acquisition of a majority economic interest in Jaya Grocer and with respect to the share exchanges discussed below.

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

In addition, certain strategic partners have the right to swap the shares they hold in our subsidiaries for Class A Ordinary Shares. Porto Worldwide Limited (“Porto”), an affiliate of Central Group which has invested an aggregate of $199,300,000 in, and holds 15,626,800 shares of, Grabtaxi Holdings (Thailand) Co., Ltd., has a one-time right to, beginning on June 3, 2022 and until the earlier of (i) August 2, 2025 or (ii) 60 days after the date on which our market share price has reached an agreed price, swap some or all of such shares held by it for Class A Ordinary Shares at a conversion price of $4.7287 (as adjusted to reflect the effect of the Business Combination), subject to certain terms and conditions. If Porto does not exercise the swap right by the end of the exercise period, then we have the option to, within 60 days thereafter, cause Porto to exercise the swap right. Assuming Porto swapped its shares for Class A Ordinary Shares as of February 28, 2023, it would hold approximately 1.1% of the outstanding Ordinary Shares. PT Elang Mahkota Teknologi Tbk. (“Emtek”), which invested an aggregate of $375 million in, and holds 555,846,773 shares (5.88%) of PT Grab Teknologi Indonesia, has a one-time right to, which may be exercised at any time prior to January 31, 2024, swap all of such shares held by it for Class A Ordinary Shares on June 30, 2024 at a conversion price of $4.7287 (as adjusted to reflect the effect of the Business Combination), subject to certain terms and conditions. If Emtek does not exercise the swap right by January 31, 2024, then we have the option to, by February 28, 2024, cause Emtek to exercise the swap right. Assuming Emtek swapped its shares for Class A Ordinary Shares as of February 28, 2023, it would hold approximately 2.1% of the outstanding Ordinary Shares. You will experience additional dilution if such partners exercised their swap right for Ordinary Shares.

Furthermore, we have agreed to or completed plans under which the shares that certain strategic partners and investors hold in certain subsidiaries or joint ventures would be transferred to us, through one or more transactions, such that these strategic partners and investors would ultimately receive Class A Ordinary Shares as consideration for such transfers (which we refer to as the “Proposed Share Exchanges”). These subsidiaries and joint ventures include GFG, the Digital Banking JV, GrabPay Philippines, OVOInsure, GrabInsure and GrabLink. As of the date of this annual report, we have completed the Proposed Share Exchanges with respect to GFG, OVOInsure, GrabInsure, and Grablink, and have issued 76,247,666 Class A Ordinary Shares, which was equivalent to 2.0% of our total issued and outstanding Ordinary Shares as of February 28, 2023, and have entered into binding agreements with respect to the Digital Banking JV and GrabPay Philippines. For the Proposed Exchanges that we have signed with a binding agreement or have completed, we have granted to the strategic partners and investors registration rights with respect to the Class A Ordinary Shares ultimately issued to such strategic partners and investors upon such Proposed Share Exchanges. The closing of the remaining Proposed Share Exchanges would be subject to regulatory approvals and the satisfaction of various conditions precedent. There can be no assurance that the remaining Proposed Share Exchanges will occur. Upon completion of the remaining Proposed Share Exchanges, existing shareholders will experience further dilution. We currently estimate that if the remaining Proposed Share Exchange with respect to GrabPay Philippine actually is completed, the maximum amount of our Class A Ordinary Shares that would be further issued would not exceed 6.9 million Class A Ordinary Shares, which would be approximately 0.2% of Ordinary Shares (based on the number of Ordinary Shares as of February 28, 2023). With respect to the Digital Banking JV, based on terms agreed but not yet effective pending the satisfaction of various conditions precedent, we expect that our joint venture partner would not be entitled to exchange its shares in the Digital Banking JV for our shares under a Proposed Share Exchange until at least six years after the date of the closing of the Business Combination and that any such share exchange would be based upon a formula that considers the then prevailing valuation of the Digital Banking JV and the trading price of Class A Ordinary Shares at the time of the exchange, both of which are not possible to predict with any degree of certainty at this time. For illustrative purposes, however, while there can be no assurance that any Proposed Share Exchange will be agreed with respect to the Digital Banking JV, in the event a Proposed Share Exchange takes place where the number of Class A Ordinary Shares to be received by the joint venture partner were determined by dividing the valuation of the joint venture partner’s stake in the Digital Banking JV by the trading price of Class A Ordinary Shares and assuming a share price of $10 per Class A Ordinary Shares at the time of closing of such transaction, the joint venture partner would, for every $1 billion of valuation of our stake in the Digital Banking JV (determined at the time of the closing of such transaction), be entitled to 100 million Class A Ordinary Shares, which would be equivalent to 2.6% of Ordinary Shares (based on the number of Ordinary Shares outstanding as of February 28, 2023). Given that the value of the Digital Banking JV and any Class A Ordinary Shares to be issued to our joint venture partner in connection with the Digital Banking JV will not be determined for at least six years, the number of Class A Ordinary Shares that may be issued to our joint venture partner may differ materially from the foregoing and could be materially greater and could represent a significantly higher percentage than 2.6% of Ordinary Shares for each $1 billion of valuation of such joint venture partner’s stake in the Digital Banking JV, thereby resulting in materially greater dilution to our shareholders. Furthermore, there can be no assurance that any of the remaining Proposed Share Exchanges will occur or be on the terms, or have the impact, described above, or that our shareholders will not suffer greater dilution (which could be material) from the implementation of any Proposed Share Exchanges. In addition, employees, directors and consultants of our company and our subsidiaries and affiliates hold and are granted equity awards under the 2021 Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

A certain number of our Warrants have become exercisable for our Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

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

Pursuant to our Shareholder Support Agreements and Sponsor Support Agreement, certain of our shareholders were or are restricted, subject to certain exceptions, from selling certain of our securities that they received as a result of the share exchange. As certain restrictions have recently expired or will expire, additional securities have become or will be eligible for resale as follows:

•
On May 30, 2022, which was 180 days after the consummation of the Business Combination, up to 2,598,192,720 Class A Ordinary Shares held by certain of our shareholders became eligible for resale, but pursuant to a new lock-up agreement dated March 14, 2022, lock-up restriction on certain of such Class A Ordinary Shares that are held by our key executives, namely, Anthony Tan, Hooi Ling Tan, Ming Maa, Peter Oey, Chin Yin Ong and Alex Hungate, was extended to May 30, 2023;
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

See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Business Combination—Related Agreements.”

Subject to our Shareholder Support Agreements, certain of our shareholders party thereto may sell our securities pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including the rules that apply because we were once a shell company.

Upon expiration or waiver of the applicable lock-up periods, by availing of the amended registration statement that became effective in September 2022 and which we filed pursuant to the Registration Rights Agreement and the PIPE Subscription Agreements, or Rule 144 under the Securities Act, certain of our shareholders and certain other significant shareholders may sell large amounts of our securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our Class A Ordinary Shares and Warrants.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, NASDAQ Global Select Market listing requirements and other applicable securities rules and regulations. As a result, we incur additional legal, accounting and other expenses, which may be significant. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have hired and may need to hire more employees and we have engaged and may need to engage additional outside consultants to comply with these requirements, which has incurred and may further increase our costs and expenses.

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

As a U.S. public company, we are subject to the reporting requirements under the U.S. securities laws, including the Sarbanes–Oxley Act. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 in accordance with the standards established by the PCAOB, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified in prior financial periods related to (i) improper revenue recognition conclusions with respect to OVO that resulted in a material overstatement of revenue and expenses in our consolidated financial statements that were previously audited under International Standards on Auditing as a private company; (ii) the review process over assumptions and inputs used in several key accounting estimates; (iii) not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal control over financial reporting. During 2021 and 2022, we implemented, with the supervision of our Chief Executive Officer and our Chief Financial Officer and our Audit Committee, remediation measures to remediate the aforementioned material weaknesses, which are described in more detail under “Item 15. Controls and Procedures – Changes in Internal Control over Financial Reporting” of this annual report.

We have implemented these remedial steps and successfully tested the related internal controls in 2022, resulting in the remediation and the elimination of the previously identified material weaknesses as of December 31, 2022. While these material weaknesses have been remediated, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have published and intend to continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

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

In addition, the corporate affairs of GHL are governed by its amended and restated articles of association (the “Amended Articles”), the Cayman Islands Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We and certain of certain of our current and former directors or officers are, and in the future may be, subject to securities litigation, which is expensive and could divert management attention.

The market price of our Class A Ordinary Shares and Warrants may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may be the target of this type of litigation and investigations. Beginning in March 2022, various putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York. On June 7, 2022, the Court appointed Lead Plaintiffs and consolidated all actions under the caption In re Grab Holdings Limited Securities Litigation, No. 1:22-cv-02189-VM. On August 22, 2022, Lead Plaintiffs filed an Amended Class Action Complaint against the Company, certain of its officers and directors, and certain officers and directors of Altimeter Growth Corp. The class action is purportedly brought on behalf of various classes of persons who allegedly suffered damages as a result of alleged misstatements and omissions regarding our proxy and registration statements, reported financials, business operations, and future prospects, in violation of Sections 11 and 15 of the U.S. Securities Act of 1933, Sections 10(b), 14(a), and 20(a) of the U.S. Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. On November 18, 2022, the Company and the other defendants filed a joint motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on February 27, 2023, and a decision on the motion to dismiss is currently pending. The case otherwise remains in its preliminary stage. Although we consider the allegations to be without merit and intend to contest them vigorously, we cannot assure you that the outcome of these proceedings will be favorable to us, and involvement in securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

The ability of our subsidiaries and consolidated affiliated entities in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.

We are a holding company, and our subsidiaries and consolidated affiliated entities are located throughout Southeast Asia in Indonesia, Singapore, Thailand, Malaysia, the Philippines, Vietnam, Myanmar and Cambodia. Part of our primary internal sources of funds to meet our cash needs will be our share of the dividends, if any, paid by our subsidiaries and consolidated affiliated entities. The distribution of dividends to us from the subsidiaries and consolidated affiliated entities in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries and consolidated affiliated entities in Indonesia (save for the regulations prohibiting the transfer of Indonesian Rupiah to outside of Indonesia and imposing reporting requirements on foreign exchange transactions in excess of a certain amount), Singapore, Malaysia and the Philippines (except for the regulations (i) requiring registration of the foreign investment with the Bangko Sentral ng Pilipinas (“BSP”) to be able to source from the Philippine banking system foreign currency to be used in repatriating capital or remitting dividends outside the Philippines, and (ii) prohibiting the transfer of Philippine Pesos to outside of the Philippines in excess of PHP 50,000 (approximately $900) without prior written authorization from the BSP) to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries and consolidated affiliated entities to distribute dividends to us may be restricted in the future.

We do not anticipate paying dividends for the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries and our consolidated affiliated entities, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our shares will appreciate in value or that the trading price of the shares will not decline.

We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.

In March 2018, GHI’s board of directors adopted and GHI’s shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan, which was amended and restated in April 2019 and further amended in April 2021, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with us. No further awards will be granted under the 2018 Plan. However, in April 2021 in connection with the Business Combination, our board of directors adopted, and our shareholders approved the 2021 Equity Incentive Plan, or the 2021 Plan, which was amended and restated in September 2021. The maximum number of ordinary shares that may be issued under the 2021 Plan is seven percent (7%) of the total number of our Ordinary Shares that were outstanding (on a fully diluted basis) as of the date of consummation of the Business Combination, plus the number of ordinary shares that remained available for grant under the 2018 Plan immediately prior to the consummation of the Business Combination, subject to a potential annual increment every year starting on January 1, 2022 through January 1, 2031. The 2021 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units, or RSUs, and other awards to employees, directors and consultants of our company and our subsidiaries and affiliates, which we recognize as compensation expenses in our consolidated statements of profit or loss in accordance with IFRS. As a result of these awards, we incurred share-based compensation expense of $412 million, $357 million and $54 million in 2022, 2021 and 2020, respectively. In addition, in April 2021, our board of directors and our shareholders approved the 2021 Equity Stock Purchase Plan, or the 2021 ESPP, under which initially the maximum number of shares that may be issued is two percent (2%) of the total number of our Ordinary Shares that were outstanding as of the date of consummation of the Business Combination. As of the date of this annual report, 2,890,401 Class A Ordinary Shares have been issued under the 2021 ESPP. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will also grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on us and our business and results of operations.

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

The Key Executive Proxies given to Mr. Tan by the other Key Executives and certain entities related to such Key Executives or Mr. Tan give Mr. Tan control of the voting power of all outstanding Class B Ordinary Shares. As a result, as of February 28, 2023, Mr. Tan controlled approximately 63.2% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class, even though he and his Permitted Entities only beneficially owned 3.8% of outstanding Ordinary Shares.

With respect to the election of the board of directors, under the terms of the Class B Ordinary Shares, holders of a majority of the Class B Ordinary Shares have the right to nominate, appoint and remove a majority of the members of our board of directors, which majority are designated as Class B Directors. As of February 28, 2023, Mr. Tan and his Permitted Entities owned approximately 71.0% of the total issued and outstanding Class B Ordinary Shares (without taking into account Class B Ordinary Shares that may be acquired pursuant to awards under our share incentive plans). As a result of such ownership, as well as the Key Executive Proxies delivered to him by the other Key Executives and certain entities related to such Key Executives or Mr. Tan, Mr. Tan effectively has the right to nominate, appoint and remove all of the Class B Directors. In addition, since all of the issued and outstanding Ordinary Shares voting together as a single class will elect the remaining members of our board of directors, then Mr. Tan, by virtue of his control of approximately 63.2% of that total voting power, effectively has the ability to elect and remove the entire board of directors. For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Agreements—Shareholders’ Deed.”

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

Risks Relating to Taxation

We believe that we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended December 31, 2022, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our Class A Ordinary Shares, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, there can be no assurance that we will continue to be a PFIC for the current taxable year or any future taxable year because PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to cease to be a PFIC for the current or subsequent taxable years. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may cease to be a PFIC.

If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Class A Ordinary Shares or Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Further, we are classified as a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our Class A Ordinary Shares or Warrants, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares or Warrants, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the Class A Ordinary Shares or Warrants. Please see the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Class A Ordinary Shares and Warrants.

Future changes to tax laws could materially and adversely affect us and reduce net returns to our shareholders.

Our tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which we operate. The income and other tax rules in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect us or our shareholders. We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations and where we or our subsidiaries or consolidated affiliated entities are organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in Class A Ordinary Shares and Warrants.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We were first incorporated in July 2011 as MyTeksi Sdn. Bhd., a Malaysian private limited company, and launched our mobility business in June 2012 in Malaysia with our taxi-hailing booking service MyTeksi.

In June 2013, GrabTaxi Holdings Pte. Ltd., a Singapore private limited company, was incorporated as the ultimate corporate parent of our subsidiaries, consolidated affiliated entities and other holdings (together, “our group”). In April 2015, we conducted a holding company reorganization and incorporated Grab Inc., a Cayman Islands limited liability company, as the ultimate corporate parent of our group. In 2016, we rebranded from MyTeksi/GrabTaxi to Grab. In March 2018, Grab Inc. completed another holding company reorganization in which Grab Holdings Inc., or GHI, became the ultimate corporate parent of our group. In December 2021, the Business Combination was completed, upon which Grab Holdings Limited, or GHL, became the ultimate corporate parent of our group, and our Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “GRAB” and “GRABW,” respectively.

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
Launched GrabExpress

2017

•
Acquired Kudo, an Indonesian agent network company, later rebranded to GrabKios

2018

•
Launched GrabFood

2019

•
Launched GrabKitchen
•
Launched GrabMart

2020

•
Launched GrabMerchant
•
Launched GrabSupermarket

2022

•
Acquired a majority equity interest in Jaya Grocer, a supermarket chain in Malaysia
•
Launched GrabUnlimited

Financial Services

2017

•
Launched GrabPay
•
Launched GrabRewards

2018

•
Invested in OVO, a digital payments platform in Indonesia
•
Launched GrabFinance, lending and receivables factoring for driver- and merchant-partners, MSMEs and consumers

2019

•
Launched GrabInsure, a joint venture with a subsidiary of ZhongAn Online P&C Insurance Co., Ltd., for sales, marketing and distribution of insurance for consumers and driver-partners, including health, ride and delivery and travel insurance
•
GrabPay Malaysia entered into a joint venture with Maybank, pursuant to which Maybank acquired a 30% interest in GPay Network (M) Sdn Bhd

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
•
Digital Banking JV selected for a digital full bank license in Singapore by the MAS
•
Raised Series A financing for GFG

2021

•
Signed the joint venture agreement for Digital Banking JV with Singtel
•
Digital Banking JV granted in-principle approval by the MAS for a digital full bank license
•
Increased equity interest in OVO

2022

•
Acquired a 32.3% equity interest in PT Super Bank Indonesia (previously, PT Bank Fama International)
•
Digital Banking JV received approval from the MAS to commence restricted business activities
•
Digital banking JV and a consortium of partners were selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions

Enterprise and New Initiatives

2018

•
Launched GrabAds, our advertising business

2019

•
Launched GrabDefence, a fraud detection and prevention solution
•
Launched GrabHealth – powered by Good Doctor Technology (GDT), a telemedicine offering in partnership with Ping An Good Doctor

2022

•
Launched GrabMaps, a mapping and location-based service

For a discussion of our capital expenditures for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

Our principal executive office is at 3 Media Close, #01-03/06, Singapore 138498 and our telephone number is 855-739-7864. Our website is https://grab.com/sg/. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Overview

Southeast Asia’s leading superapp

We are Southeast Asia’s leading superapp, operating primarily across the deliveries, mobility and digital financial services sectors in over 500 cities across eight countries in the region—Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. We enable millions of people each day to access driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance and wealth management. Our platform enables important high frequency hyperlocal consumer services—all through a single app. According to the research done by Euromonitor for Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, Grab continued to be the category leader in Southeast Asia in 2022 by GMV in online food delivery and ride-hailing.

Our revenue was $1,433 million, $675 million and $469 million in 2022, 2021 and 2020, respectively, representing year-over-year growth rates of 112% from 2021 to 2022 and 44% from 2020 to 2021. Our revenue in Singapore, Malaysia, Indonesia, Philippines, Thailand and the rest of Southeast Asia was $302 million, $509 million, $275 million, $125 million, $109 million, and $113 million in the year ended December 31, 2022, respectively, $283 million, $108 million, $79 million, $81 million, $76 million and $48 million in the year ended December 31, 2021, respectively, and $246 million, $91 million, $(61) million, $51 million, $57 million and $85 million in the year ended December 31, 2020, respectively. Our net loss was $1.7 billion, $3.6 billion and $2.7 billion in 2022, 2021 and 2020, respectively, representing year-over-year growth rates of 51% from 2021 to 2022 and (30)% from 2020 to 2021. Adjusted EBITDA was $(793) million, $(842) million and $(780) million in 2022, 2021 and 2020, respectively, representing a year-over-year growth rate of 6% from 2021 to 2022, and (8)%, from 2020 to 2021.

Our revenue growth in 2022 and 2021 was driven by an increase in GMV and reduction in incentives as a percentage of GMV, particularly in 2022 as we optimized our partner and consumer incentive spend. We acquired a majority economic interest in Jaya Grocer in January 2022, which contributed revenue of $334 million in 2022. Our deliveries and group revenues also benefited by $68 million in the fourth quarter of 2022 due to a business model change for certain delivery offerings in one of our markets from being an agent arranging for delivery services to be provided by our driver-partners to end-users, to being a principal whereby Grab is the delivery service provider contractually responsible for the delivery services provided to end-users. Our GMV was $19.9 billion, $16.1 billion and $12.5 billion in 2022, 2021 and 2020, respectively, representing year-over-year growth rates of 24% from 2021 to 2022, and 29% from 2020 to 2021. Total incentives as a percentage of GMV declined to 9.9% in 2022 from 11.1% in 2021.

The Strength of the Grab brand in Southeast Asia

Our brand is closely associated with quality, reliability, safety and convenience in the minds of the Southeast Asian consumers that seek to access services offered through our platform.

Our strong brand has enabled us to maintain our scale and category leadership in Southeast Asia. According to the research done by Euromonitor for Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, Grab remained the category leader in 2022 by GMV in online food deliveries and ride-hailing in Southeast Asia, despite increased competition.

Grab’s Industry Opportunity

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

Consumers who use our platform

Our over 32 million Monthly Transacting Users (“MTUs”) in 2022, which includes MTUs from OVO, came from a wide range of demographics and socio-economic backgrounds. Consumers who use our platform are highly engaged and demand high-quality services, technological functionality, and prompt responsiveness.

Our driver-partners

Our more than 5 million registered driver-partners as of December 31, 2022 represent a diverse range of individuals across many different ethnicities and age groups. Our driver-partners take pride in satisfying consumers by providing rides, food deliveries and package deliveries each day. Our driver-partner network is also highly inclusive. In 2022, more than 2,100 persons with disabilities performed at least one transaction on the Grab platform.

Our merchant-partners

Our over 5 million registered merchant-partners and Indonesian GrabKios agents, as of December 31, 2022, range from local entrepreneurs, including small restaurants, convenience and grocery stores, to multinational franchises and lifestyle service providers, including hotels, and travel agents.

Our Triple Bottom Line

Grab has a triple bottom line—we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while also making a positive environmental impact by mitigating our environmental footprint.

Since our inception, many driver- and merchant-partners have shared how our platform not only enabled them to increase their earnings, but provided them with the opportunities to earn a living in a way that better supported their life choices and aspirations, whether it is to spend more time with family, to be their own boss or to have the flexibility to pursue multiple interests. Over 10 million partners have engaged with the Grab ecosystem since our founding, and in 2022, 2021 and 2020, our driver- and merchant-partners earned $10.6 billion, $8.9 billion and $7.1 billion through our platform, respectively.

In April 2021, we deepened our commitment towards long-term sustainability initiatives by creating the GrabForGood Fund, an endowment fund that aims to support programs that deliver social and environmental impact for our partners and the communities in which we operate.

We are increasing our commitment to transparency and accountability of our triple bottom line and we release annual sustainability reports. We released our sustainability report for 2021, prepared in accordance with the Global Reporting Initiative (“GRI”) standards, on May 12, 2022. Our sustainability report for 2022 is expected to be released in the second quarter of 2023. The contents of these reports shall not be deemed as part of this annual report.

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

Deliveries—Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand and scheduled delivery of a wide variety of daily necessities including in selected markets, ready-to-eat meals and groceries, as well as point-to-point package delivery. With the acquisition of a majority economic interest in Jaya Grocer, we also operate supermarkets in Malaysia, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country.

Mobility—Our mobility offerings connect our driver-partners with consumers seeking rides across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles in certain countries, and shared mobility options such as carpooling in selected markets. It also includes GrabRentals, which facilitates vehicle rental for our driver-partners to allow driver-partners (with otherwise limited vehicle access) to be able to offer services through our platform.

Financial Services—Our financial services offerings include digital solutions offered by and with our partners to address the financial needs of driver- and merchant-partners and consumers, including digital payments, lending, receivables factoring, insurance distribution and wealth management in selected markets. The Grab-Singtel consortium, the Digital Banking JV, has been issued a digital full bank license in Singapore. In May 2022, the Digital Banking JV received approval from the MAS to commence restricted business activities, but has yet to receive approval to commence full business activities. The Digital Banking JV together with a consortium of partners was also selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions.

Enterprise and New Initiatives—We have a growing suite of enterprise offerings including GrabAds, our advertising and marketing offerings and GrabMaps, our mapping and location-based service. In addition, our partners offer other lifestyle services to consumers through our superapp, including hotel bookings, subscriptions and more in certain countries.

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

Tight-knit integration across the offerings available through our platform provides, we believe, a consistently high-quality experience for consumers and encourages consumers to use more of the offerings on our platform. We saw the percentage of our MTUs using two or more offerings increase to 61% for the year ended December 31, 2022, from 56% and 48% for the year ended December 31, 2021 and 2020, respectively.

Our deliveries, mobility, financial services and enterprise and new initiatives represented (i) 46.2%, 44.6%, 5.0% and 4.2%, respectively, of our revenue in the year ended December 31, 2022, (ii) 21.9%, 67.6%, 4.0% and 6.5%, respectively, of our revenue in the year ended December 31, 2021, and (iii) 1.2%, 93.3%, (2.2)% and 7.7%, respectively, of our revenue in the year ended December 31, 2020.

In addition, deliveries, mobility, financial services and enterprise and new initiatives represented (i) 49.3%, 20.6%, 29.1% and 1.0%, respectively, of our GMV in the year ended December 31 2022, (ii) 53.1%, 17.4%, 28.6% and 1.0%, respectively, of our GMV in the year ended December 31 2021, and (iii) 43.8%, 25.9%, 30.0% and 0.4%, respectively, of our GMV in the year ended December 31, 2020.

Deliveries Offerings

Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand delivery of a wide variety of daily necessities including ready-to-eat meals and groceries, as well as point-to-point package delivery. We enable consumers to conveniently discover and place food and grocery delivery orders, empower our merchant-partners to build an online presence, reach consumers and scale their business and provide our driver-partners with income opportunities outside of our mobility offerings. With the acquisition of a majority economic interest in Jaya Grocer in January 2022, we also operate supermarkets in Malaysia which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country.

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
•
GrabKitchen offers centralized food preparation facilities in Malaysia, Singapore and Thailand, that enable merchant-partners to scale to multiple locations and to meet the rising demand for food delivery services in cost-effective ways. Consumers may also combine their favorite menus from two or more restaurants housed within GrabKitchen in one GrabFood order and delivery. In 2022, we have ceased our GrabKitchen operations in Indonesia and Vietnam.
•
GrabMart is a goods ordering and delivery booking service, which enables merchant-partners to accept bookings for goods from consumers (with options for on-demand deliveries, scheduled deliveries and pick-up orders) through Grab’s merchant-partner application, and it also enables driver-partners to accept bookings for goods delivery services through Grab’s driver-partner application. Through GrabMart, consumers can order everyday items ranging from groceries and household goods, to gifts and electronics for delivery to their doorstep on-demand. In some countries such as Malaysia and Indonesia, we also operate GrabSupermarket, which enable the delivery of a wide range of fresh produce and household products from supermarkets. With the acquisition of a majority economic interest in Jaya Grocer, as of December 31, 2022, we also operated 48 supermarkets in Malaysia with more than 39,000 stock-keeping units and approximately 1,090 suppliers.
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
•
Similar to our enterprise deliveries offerings, through the Grab for Business platform, we also offer enterprise mobility solutions to our corporate clients.
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
o
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
•
PayLater enables our merchant-partners to offer their consumers the option to pay for goods and services on a later date or in installments and is available in Indonesia, Malaysia, the Philippines, Singapore and Thailand. In 2020, we expanded PayLater to include online shopping and installment payments in Singapore and Malaysia. Our PayLater offering drives sales to merchant-partners by improving their discoverability by consumers who use our consumer superapp, and by improving the affordability of their goods and services to the consumer.

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
•
GrabLink, our in-house PCI-compliant secure payment gateway licensed under the Payments Services Act of Singapore aimed at reducing dependency on third-party providers, helps us reduce our cost of funds across Grab transactions.

The Digital Banking JV has been granted a digital full bank license in Singapore, and in May 2022, the Digital Banking JV received approval from the MAS to commence restricted business activities, but has yet to receive approval to commence full business activities (including the provision of a wide range of financial services, such as lending services and taking deposits from retail consumers and businesses). On April 29, 2022, the Digital Banking JV and a consortium of partners were selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions.

Enterprise and New Initiative Offerings

We have a growing suite of enterprise offerings including GrabAds, our advertising and marketing offerings:

•
GrabAds enables businesses to foster growth through different advertising touch points depending on their target audience and objectives. We provide online advertising solutions on our superapp and deliveries offerings, and offline advertising solutions on our vehicle fleet. Our superapp is the first touchpoint for consumers accessing our platform, providing an important mobile advertising opportunity for consumer-facing businesses. For our GrabFood and GrabMart merchant-partners, we provide promoted listings and banner advertisements enabling them to promote their businesses within the food and grocery delivery offerings on our platform and enhance their consumer reach. In 2022, approximately half of our food and grocery merchant-partners utilized our marketing services. We also provide offline advertising solutions by leveraging our vehicle fleet, such as in-car product placements and mobile billboards to generate mass awareness.
•
GrabMaps is a Business-to-Business (B2B) enterprise offering that enables us to provide base map data and map-making tools and software-as-a-service. Application Programming Interface (APIs), launched in January 2023, and Mobile Software Development Kits (SDKs) that remains in the testing phase, will allow developers and teams to enhance or build their own applications and geolocation capabilities leveraging GrabMaps technology, such as Grab’s routing, search, traffic and navigation features.

Additionally, in pursuit of continuing to experiment with new offerings to better serve the needs of our driver- and merchant-partners and consumers, our platform also facilitates other lifestyle services through our superapp including attraction tickets and hotel bookings.

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

In the fourth quarter of 2022, there was a business model change in one of our markets for certain delivery offerings from being an agent arranging for delivery services provided by our driver-partners to end-users, to being a principal whereby we are the delivery service provider contractually responsible for the delivery services provided to end-users. Under the principal model, delivery fees paid by users in that market are recognized as revenue to us, and the amount from it that is paid to driver-partners to carry out the delivery, plus any additional incentives we pay to them, are recognized as an expense or cost of revenue by us.

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

The graphic below illustrates the economics of a typical deliveries order (other than for certain delivery offerings in one of our markets which have changed from an agency to a principal business model since the fourth quarter of 2022):

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

Grab Economics: We retain the commission paid by merchant-partners and driver-partners. In the example above, we would retain $1.00 in total, of the $5.00, after accounting for partner incentives of $2.00 and consumer incentives of $2.00. Using the same example above, for one of our markets where a business model change was effected for certain delivery offerings from the fourth quarter of 2022 onwards, we would retain $5.60 in total as revenue, net of consumer and merchant-partner incentives, while delivery fees of $3.40 and driver-partner incentives of $1.20 would be recognized as cost of revenue.

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

Grab Economics: We retain the commission earned from the journey. In the example above, Grab earns $0.60 after accounting for partner incentives of $1.00 and consumer incentives of $1.00. To help driver-partners defray higher operating costs amid rising fuel prices, in March 2022, we increased the fare for GrabCar and GrabBike services in Vietnam, and in April 2022, we introduced a temporary driver fee of $0.50 per ride in Singapore. The temporary driver fee in Singapore goes to our driver-partners and is not subject to Grab’s commission. The fee extends to all transport services in Singapore except standard taxi service until June 30, 2023, and will be reviewed again closer to the date.

Financial Services. Our financial services offerings include digital solutions to address the financial needs of our driver- and merchant-partners and consumers, including digital payments, lending, receivables factoring, insurance and wealth management. This segment includes GrabPay, GrabRewards, GrabFinance, GrabInsure, GrabInvest, and OVO. The financial results of OVO, which is a leading Indonesian digital payments and smart financial services business, are consolidated in our financial results and included in our financial services segment. Our joint venture with Singtel has been granted a digital full bank license in Singapore. In May 2022, the Digital Banking JV received approval from the MAS to commence restricted business activities, but has yet to receive approval to commence full business activities. Our Digital Banking JV, together with a consortium of partners, was selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions.

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

Enterprise and New Initiatives. We have a growing suite of enterprise offerings, including GrabAds, that we are progressively making available to our driver- and merchant-partners, consumers and corporate clients. In addition, this segment includes other lifestyle services offered by third party service providers to consumers through the Grab app, including hotel bookings, subscriptions and more in certain countries.

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

We have also launched GrabMaps in 2022. GrabMaps is a new enterprise service that will allow us to tap into the mapping and location-based services market opportunity. First developed for in-house use, GrabMaps was created to address our need for a more hyperlocal solution to power our services. Commercializing GrabMaps as a B2B solution will include offering GrabMap’s base map data, enabling customers to leverage GrabMap’s map-making tools and software-as-a-service. Application Programming Interface (APIs), launched in January 2023, and Mobile Software Development Kits (SDKs) that remains in the testing phase, will allow developers and teams to enhance or build their own applications and geolocation capabilities leveraging GrabMaps technology, such as our routing, search, traffic and navigation features.

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

The chart below shows the average mix of MTUs by number of use cases for each year since 2018. The proportion of MTUs using two or more offerings has grown steadily every year since 2018, indicating increasing engagement throughout our entire user base over the years. In 2022, MTUs using two or more offerings were 61% of total MTUs, an increase from 56% and 48% for the year ended December 31, 2021 and 2020, respectively.

The diversified offerings available on our platform also benefit many of our driver-partners, who are able to switch seamlessly between mobility and deliveries offerings, leading to increased productivity and income. For example, in Indonesia, Vietnam and Thailand where our two-wheel driver-partner base can offer both mobility and delivery services, approximately 71% of GrabFood two-wheel driver-partners were also mobility driver-partners in 2022. Likewise, the diversified offerings have also expanded income opportunities for merchant-partners, with 65% of our merchant-partners in Malaysia being GrabFood and financial services merchant-partners in 2022.

Average Monthly Transacting Users Split by Number of Offerings(%)(1)

Stronger retention rates for multi-offering consumers

The more offerings that consumers use on our platform, the more loyal they tend to be, with a direct correlation between retention rates and the number of offerings consumed. The one-year retention rate is calculated as the number of users in December 2021 that had transactions in December 2022, divided by the number of users that had transactions in December 2021. The chart below shows how consumers (transacting users as of December 31, 2021) using one, two, three, or more than three offerings demonstrated increasing one-year retention rates of approximately 37%, 63%, 79%, and 88%, respectively. Our GrabUnlimited subscription, GrabRewards and OVO rewards loyalty programs are important components of our consumer retention strategy, encouraging consumers to continue transacting on our platform.

One Year Retention Rate for all MTUs who had Transactions in the month of December 2021

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

Our diversified app strategy provides us with the flexibility to adapt and deploy resources where consumer demand is highest. This diversification and resilience of our business enabled us to emerge, we believe, stronger from the COVID-19 pandemic.

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

We have the foundation in place to divert resources to, and expand, our deliveries and financial services offerings during the pandemic. Our revenue grew by $758 million to $1,433 million for the year ended December 31, 2022, compared to $675 million and $469 million for the year ended December 31, 2021 and 2020.

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

Our superapp ecosystem has also enabled us to develop credit profiles for our driver- and merchant-partners, a typically underserved segment, which in turn provide them access to formal credit opportunities for the first time. With insights like understanding how much income is earned by our driver- and merchant-partners through our platform, we are able to tailor responsible lending services. For example, we launched our Quick Cash for MSMEs in Thailand in 2020, one of the first 100% digital and instant cash loan solutions for merchants in the country. In 2021, the number of active Quick Cash loans in Thailand grew 29 times and in 2022, the amount doubled compared to 2021, indicating strong demand for such digital instant cash loans as merchant-partners affected by COVID-19 lockdown sought quick financing to ease cash flows.

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

Technology designed to be scalable, flexible and reliable

As our superapp serves users in over 500 cities across Southeast Asia, our technology systems are designed to be scalable, yet flexible enough to be hyperlocal. With millions of transactions taking place on our platform every day, our technology aims to deliver a seamless and hyperlocal experience, while ensuring reliability. Furthermore, our experiences take into account languages and other local variations specific to countries and cities across Southeast Asia. For example, the Grab app includes a secure chat with automatic translation between our driver-partners and our consumers (GrabChat).

Technology that strives for security and integrity

Our superapp is powered by a unified technology and data platform, and improvements to our core technology architecture can be scaled quickly across our markets. For example, upon identifying fraud patterns on our booking flows, we can roll out pre-allocation risk algorithms, a complex set of real-time logic that uses machine learning to predict the probability of fraudulent transactions before allocating the transaction. In 2022, this predictive AI provided proactive protection for more than three billion transactions on our platform against malicious activities, and it continues to provide a layer of preventative protection.

Global tech talent pool, local solutions

Our team of engineers, data scientists, data analysts, designers and product managers are located across ten research and development centers in Bangalore, Beijing, Cluj-Napoca, Ho Chi Minh City, Jakarta, Kuala Lumpur, Seattle, Shenzhen, Singapore, and Taipei. Our highly specialized and talented technology team, spread across multiple geographical locations, builds solutions that combine Grab’s strong engineering capabilities with local perspectives from our driver- and merchant partners and consumers who live in the same geographical location as our technology team. Our technology team not only designs, builds and optimizes our offerings for a broad spectrum of driver- and merchant-partners and consumers, but also keeps our technology platform running efficiently. They conduct hundreds of controlled experiments each month using our proprietary experimentation engine, “ExP,” to drive regular improvements to both product experience and marketplace efficiency. This combination of technical know-how and local perspectives allows us to deliver personalized and hyper-localized solutions for our customers.

Our technology priorities continue to be:

•
Reliability and resilience. We aim to provide a platform enabling a wide range of offerings to be provided to millions of people across Southeast Asia every day, and we take this responsibility seriously. If our systems fail to function correctly, we know that this directly impacts livelihoods. We strive to build technological capabilities and infrastructure that monitor our systems, detect software, hardware, or dependency problems quickly and offer a solution to mitigate disruptions. Due to such efforts, the reliability of our technology has generally improved, despite our business’ growing scale and number of offerings.
•
Security. We aim to provide a secure platform for our wide range of offerings. We strive to incorporate security practices into our product development lifecycle, and to regularly review and update them according to what we believe to be industry best practices, as well as to regularly update our infrastructure for protection against the latest security vulnerabilities. GrabDefence is our proprietary anti-fraud detection and prevention system that learns from the millions of transactions we process daily to help us stay ahead of fraudulent activity.
•
Trust & safety. We build technology solutions with the aim of creating and maintaining a safe and trusted experience on our platform, including facial recognition for the driver-partners and consumers using our platform where necessary (barring local regulatory or operating restrictions), trip monitoring to detect possible safety incidents, telematics to improve driving quality, digital know-your-customer checks for our driver- and merchant-partners as required by local regulations and ongoing fraud detection and prevention. Our constant investment in this area has enabled us to progressively improve and maintain low safety and fraud incident rates on our platform.

•
Marketplace optimization. Our technology systems make a vast number of decisions in real-time to try to optimize demand and supply across a multi-sided marketplace consisting of the driver- and merchant-partners and the consumers using our platform. With machine learning, we are able to make demand forecasts in real time for certain mobility and deliveries offerings, which help us to make better marketplace optimization decisions. Our marketplace design focuses on assisting our driver- and merchant-partners to maximize productivity while helping to ensure that the consumers are able to obtain on-demand rides from driver-partners and receive scheduled deliveries from our merchant-partners. In order to achieve this, our pricing, allocation and batching engines are designed to draw from a combination of artificial intelligence and machine learning to observe historical trends, match them with real-time environmental data and usage patterns and make intelligent decisions. For example, every order request factors in a large number of different attributes including the driver-partner profile, consumer ride history, location, time of day and more to help us make the best match possible. In addition, we forecast areas that we expect will see a spike in demand and make the data available to driver- and merchant-partners to improve the overall efficiency of our marketplace.
•
Artificial intelligence. The volume and frequency of data that we process through our platform each and every day provides valuable insights on consumption patterns and consumer behavior in Southeast Asia. We bring this data together with deep artificial intelligence and machine learning capabilities to deliver intelligent, personalized experiences and help solve problems in the region such as fraud. For example, our technology enables us to provide a predictive ride recommendation, so that a ride can be booked with one tap. We use computer vision to detect, identify and flag unclear images submitted by our merchant-partners. We also use machine learning, paired with GPS data from our driver-partners, to detect potentially unmapped roads.

We have invested in building key technology infrastructure in-house in order to better serve the needs of our partners, our employees and the consumers. We believe that these proprietary technologies not only provide us with a competitive advantage, but have also enabled us to become less dependent on external technology providers in certain cases. For example:

•
Our platform has served over 11 billion driver-partner trips and aggregated over 61 billion kilometers of GPS trace data. More importantly, many streets in the cities we operate in are actually alleys or shortcuts that are not mapped by mapping service providers. However, our two-wheel driver-partners are able to utilize these alleys and shortcuts in many situations. We integrate data from trips through these alleys and shortcuts into our maps, using the real-time mapping data we collect from our driver-partners. With our data and the investments we have made into AI and other technologies, we have developed proprietary mapping, routing, journey time prediction and point of interest (“POI”) capabilities. This has not only helped reduce our reliance on external mapping service providers, but has also enabled us to improve user experience with more accurate travel time prediction and better routing.
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
•
GrabLink, our in-house PCI-compliant secure payment gateway licensed under the Payments Services Act of Singapore, provides the ability for us to process card payments without third-party payment service providers. Today, GrabLink is directly connected to ten acquirers in eight countries and processes more than a million payment transactions daily, saving us millions of dollars in payment processing costs every year.

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

This starts with having dedicated, local ‘boots-on-the-ground’ execution teams led by local leaders in each country that we operate. As of December 31, 2022, around 89% of our workforce was based in-market, and that includes technology teams in Indonesia, Malaysia, Singapore and Vietnam. We also invest significant time in developing and maintaining deep and long-standing local relationships across the region, and a key aspect of our approach to doing business is our collaborative approach with various stakeholders and regulators in each of our markets.

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

Competition

We have a technology platform providing a broad range of everyday local offerings in a seamless superapp offered at a regional scale, localized for each country where we operate. The segments and markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation and frequent introductions of new offerings. We face competition in each of our segments and markets from single market and regional competitors and single segment and multiple segment players. We compete to attract, engage and retain consumers, driver-partners and merchant-partners and enable access to consumers based primarily on the following criteria:

•
Consumers. We compete to enable driver- and merchant-partners to attract, engage and retain consumers based on, among other things, convenience, reliability and value of offerings on our platform. We believe we are positioned favorably based on safety, value and breadth, depth and quality of offerings on our platform. The integration of offerings on our superapp platform provides consumers with one-stop access to everyday needs, differentiating us from many of our competitors.
•
Driver-Partners. We compete based on, among others, our ability to provide flexible income opportunities, attractive earning potential and the quality of our driver-partner community and work experience. We believe that we are positioned favorably, driven by the scale and breadth of our support for driver-partners, including technology-driven tools and services that enable them to increase their productivity and earnings. We also focus on supporting our driver-partners by providing them training and education initiatives that may be helpful with their career objectives.
•
Merchant-Partners. We compete based on, among others, our ability to generate consumer demand and the quality and value of our demand fulfillment and support services. We believe we are positioned favorably based on the scale of the consumer base on our platform and demand fulfillment capabilities as well as our broad array of merchant tools and services that enable merchant-partners to launch and scale their businesses.

For additional information about the risks to our business related to competition, see the section titled “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition across the segments and markets we serve.”

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
•
Financial services: The opportunity for financial services in Southeast Asia is significant, with roughly four in every ten adults in the region either unbanked or underbanked according to Euromonitor, and the vast majority of commerce (by transaction volume) conducted in cash. We intend to continue leveraging our user base and scale in digital e-wallets and the wealth of transactional e-commerce data from within our ecosystem to innovate and offer new financial services products to consumers and small and medium-sized businesses. The digital banking license that our Digital Banking JV obtained in Singapore and in Malaysia with a consortium of partners, along with our acquisition of a 32.3% equity interest in PT Super Bank Indonesia (previously PT Bank Fama International), will allow us to further empower more people to gain control of their finances and achieve better economic outcomes.
•
Enterprise services: We see significant potential in targeted advertising for merchant-partners so they may better realize opportunities from our extensive ecosystem and its unique features to increase their sales.
•
Subscription program: GrabUnlimited, our subscription program which was launched in the second half of 2022 and is now available in Malaysia, Indonesia, Philippines, Singapore, Thailand and Vietnam, enables us to deepen user engagement and drive retention, transaction frequency and volume on our platform.

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

As of December 31, 2022, we had 889 registered trademarks and 454 pending trademark applications across the various markets in which we operate, and we had registered 824 domain names.

As of December 31, 2022, we had 71 granted patents, 745 pending patent applications and 56 filed and/or registered designs throughout our markets of operation and research and development locations. Many of the patents and pending patent applications relate to our core technology such as customer matching, booking intelligence, location intelligence, platform optimization, safety and tracking services. Our software is also protected by copyright and trade secrets/confidential information laws. However, we cannot guarantee that any of our patent applications will result in the issuance of a patent or whether such patent applications will issue with the same or similar claim scope as currently present. For example, we may narrow the claim scope of a patent application during the examination process. In addition, patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to detect third party infringement or our intellectual property or prevent third parties from infringing them.

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

Insurance

We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes local property insurance in various countries, which also covers business interruptions and public liabilities, errors and omissions, commercial motor insurance covering our vehicle fleets, employee insurance covering varying combinations of outpatient and inpatient medical, term life, work injury and personal accidents, intellectual property infringement liability insurance, special risk insurance covering 50 types of perils including cyber and information risks, and directors’ and officers’ liability insurance, among other coverage. In addition to this special risk insurance, we have also procured cyber liability insurance covering primarily data and system recovery, cyber extortion, privacy and network security, media, technological professional liability and business interruption arising therefrom. We also have general commercial third-party liability insurance for GrabFood, personal accident insurance and prolonged medical leave insurance coverage for our driver-partners in Singapore, as well as rider’s liability insurance in certain countries, including Singapore. We cannot guarantee, however, that we will not incur any losses or be the subject of any claims that exceed the scope of the relevant insurance coverage. We reassess our insurance structure at each renewal, taking into account both insurance market conditions and the expansion and development of our business.

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

Indonesia

Regulations on Foreign Investment and Foreign Ownership Restrictions

Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, issued on April 26, 2007 (“Law No. 25/2007”), as amended by Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation (the “Omnibus Law,” and together with Law No. 25/2007, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those which are expressly closed to or restricted from foreign investment, or those business sectors or business lines that can only be carried out by the central government. The Investment Law also stipulates that foreign direct investment in Indonesia must be in the form of a limited liability company, established by virtue of the laws of and domiciled in the Republic of Indonesia.

The Indonesian government from time to time provides a list of business activities that are either open to foreign investment, subject to certain conditions or closed to foreign investment, which is known as the “Investment List.” The current Investment List is set forth in Presidential Regulation (“PR”) No. 10 of 2021 regarding Investment Business Activities, dated February 2, 2021, as amended by PR No. 49 of 2021 dated May 24, 2021 (“Amended PR 10/2021”). Foreign investors wishing to invest in Indonesia must structure their investment in accordance with the restrictions or requirements applicable to their intended business activities under the Amended PR 10/2021. They must also determine whether the foreign investment company can be wholly or partially owned by foreign shareholders before setting up the company.

Regulations Related to Business Activities of the Indonesian Subsidiaries

Special Rental Transportation

Minister of Transportation’s (“MOT”) Regulation No. PM 118 of 2018 regarding Special Rental Transportation, dated December 18, 2018, as last amended by MOT Regulation No. PM 25 of 2021 regarding Provision of Street Transportation Sector, dated June 4, 2021 (“Amended MOT Reg. 118/2018”), defines special rental transportation as door-to-door transportation service with a driver, having an operational area within an urban area, from and to airports, seaports, or other transportation points, in which the booking is made through a technology-based application, with the tariffs disclosed in the application. To engage in the special rental transportation business, which includes both mobility and deliveries services, a company must obtain a special rental transportation organization license. Accordingly, PT Teknologi Pengangkutan Indonesia’s four-wheel rental business is subject to the Amended MOT Reg. 118/2018.

The Amended MOT Reg. 118/2018 provides that the minimum and maximum tariffs per kilometer are to be determined by the MOT or governor, depending on the relevant operational area.

Directorate General of Land Transportation Regulation No. SK.3244/AJ.801/DJPD/2017 regarding Upper Limit Tariff and Lower Limit Tariff for Special Rental Transportation, dated June 30, 2017 (“DGLT Reg. 3244/2017”), sets forth the minimum and maximum tariffs as follows:

Region	Minimum Tariff	Maximum Tariff
Sumatra, Java, Bali	IDR 3,500/km	IDR 6,000/km
Kalimantan, Nusa Tenggara, Sulawesi, Maluku, Papua	IDR 3,700/km	IDR 6,500/km

The tariffs set forth above may be evaluated periodically, at least every six months.

DGLT Reg. 3244/2017 requires special rental transportation providers to determine the applicable tariffs for their services. They may be required to report the same to the governor or the head of the Transportation Management Agency of each region where the provider is domiciled or conducts its business activities. Failure to comply with the above tariff requirements could subject the offender to administrative sanctions including, but not limited to, written warnings and administrative fines. The written warnings will likely subject the offending special rental transportation service company to reputational risks since, although the warnings will be directly given to the company, there is no guarantee that the regulator will not disclose the existence of sanctions to stakeholders or the public. Failure to comply with order in written warnings within 60 days will also subject the company to administrative fines in the range of IDR 1,000,000 to IDR 5,000,000 (approximately $60 to $300).

Special rental transportation services must comply with the minimum service standards set out in the Amended MOT Reg. 118/2018. These minimum standards cover security, safety, accessibility, equality, and orderliness. With regard to minimum safety standards, the Amended MOT Reg. 118/2018 requires that vehicles used to deliver special rental transportation services be no more than five years old. This is to ensure the safety and comfort of passengers. Failure to comply with this requirement could subject the offending special rental transportation services company to administrative sanctions in the form of written warnings, temporary suspension of license (between three to twelve months), and restriction of business expansion (between six to twelve months). The written warnings will likely subject the offending special rental transportation service company to reputational risks since, although the warnings will be directly given to the company, there is no guarantee that the regulator will not disclose the existence of sanctions to stakeholders or the public. In addition, if a company fails to comply with an order to restrict its business expansion, the regulator is empowered to revoke its business license.

A special rental transportation services company must be in the form of a legal entity (i.e., state-owned enterprise, regional-owned enterprise, limited liability company or cooperative). Special rental transportation business activities can also be carried out by micro and small enterprises, subject to applicable laws and regulations including Law No. 20 of 2008 regarding Micro, Small, and Medium Enterprise dated July 4, 2008 (“Law No. 20/2008”), as amended by Omnibus Law. On the other hand, a technology-based application company is required to enter into cooperation with such special rental transportation companies, to enable those special rental transportation companies in providing the relevant door-to-door special transportation service to passengers via online application.

Regulations on Platform-Based Motorcycles Transportation Services

MOT Regulation No. 12 of 2019 regarding Safety Precautions for Users of Motorcycles Used for Public Purposes (“MOT Reg. 12/2019”) stipulates the obligations of drivers and passengers in relation to motorcycles used for public transportation purposes, either with or without the use of an electronic software application. When an electronic software application is used in connection with the use of motorcycles for public transportation purposes, the company providing the electronic application (“Platform Company”) must ensure safety and order of operation, maintain general standard operating procedures, and follow the MOT’s guidelines on service fees and the imposed tariff. This regulation applies to PT Grab Teknologi Indonesia as the entity holding the license to operate the Grab platform.

With regard to physical safety, the Platform Company shall ensure that (i) the identities of drivers are properly displayed on the platform; (ii) drivers possess valid driving licenses and motor vehicle registrations; (iii) the customer service number is shown on the platform; and (iv) the platform is equipped with a panic button for both drivers and the passengers. The Platform Company shall also provide shelters for drivers to pick up and drop off passengers and shall provide guidance and supervision of drivers with regard to traffic compliance and safety.
With regard to general standards and operational procedures, the Platform Company is required to have standard operating procedures in place for drivers handling orders. The standard operating procedures shall include: (i) types of activities/violations which may subject driver-partners to sanctions in the form of temporary suspension of operations or termination; (ii) the stages for the gradual imposition of sanctions in the form of suspension or termination of driver-partners; (iii) provisions on the various steps that must be followed with respect to the temporary suspension or termination of driver-partners; and (iv) the steps for revoking temporary suspension of driver-partners. The standard operating procedures must be in place prior to engaging drivers as partners and the Platform Company must take steps to ensure drivers are familiar with the standard operating procedure.

In 2019, the MOT also issued MOT Decree 348/2019, which requires Platform Companies to impose a service fee based on the formula and service fee calculation guidance provided by the MOT, and drivers to charge passengers the tariff as set out in the platform. The MOT Degree 348/2019 provides that the maximum commission that Platform Companies may take from the total tariffs is 20%, and requires Platform Companies to take steps to ensure drivers and passengers are aware of the tariffs. The decree also prescribes the floor, ceiling and minimum tariffs, taking into account the zones where motorcycle drivers operate, motorcycle insurance, fuel and maintenance cost. On September 7, 2022, the MOT issued MOT Decree 667/2022, which came into effect on September 10, 2022 and revoked MOT Decree 348/2019. Among other things, MOT Decree 667/2022 reduced the maximum commission that Platform Companies may take from the total tariffs from 20% to 15%. MOT Decree 667/2022 was later amended by MOT Decree 1001/2022, which came into effect on November 22, 2022 and allows Platform Companies to charge driver-partners a supporting fee that is equal to at most 5% of the total tariff, in addition to the commission, which is at most 15% of the total tariff. According to MOT Decree 1001/2022, the supporting fee should be reinvested into the welfare of the driver-partners with specific components, including (i) extra safety insurance in addition to the required national health, (ii) social and employment security program, (iii) information center support for driver-partners’ complaints, and (iv) operational cost assistance for phone credits, gears and so on. If a Platform Company decides to charge supporting fees to its driver-partners, the Platform Company is required to submit periodic reports about the use of supporting fees so collected to the Director-General of Land Transport for evaluation. A Platform Company that does not use the supporting fees for permitted purposes may be subject to sanctions. We have complied with the requirements under MOT Decree 667/2022 as amended by MOT Decree 1001/2022, including the periodic report requirements.

Payment Systems

Payment systems, including OVO’s, are generally regulated under two umbrella regulations, namely Bank Indonesia Regulation No. 22/23/PBI/2020 of 2020 regarding Payment Systems, dated December 30, 2020 (“BI Reg. 22/2020”), and Bank Indonesia Regulation No. 23/6/PBI/2021 on Payment Services Provider (“BI Reg 23/2021”), which came into effect on July 1, 2021. BI Reg. 22/2020 defines a payment system as a system that encompasses a set of regulations, institutions, mechanisms, infrastructure, source of funds for payment, and access to the source of funds for payment, which are used to carry out fund transfers to fulfill obligations arising from an economic activity. Under BI Reg. 22/2020, there are two types of payment system service providers: (i) a payment service provider (Penyedia Jasa Pembayaran (“PJP”)), which is a bank or non-bank entity that provides services to facilitate payment transactions for users; and (ii) a payment system infrastructure administrator (Penyelenggara Infrastruktur Sistem Pembayaran (“PIP”)), which is a party that provides infrastructure that can be used to conduct fund transfers for the benefit of its members. Bank Indonesia has the authority to issue the license for a PJP and the declaration for a PIP. The PJP license and PIP declaration are non-transferrable.

BI Reg. 22/2020 and BI Reg. 23/2021 impose a maximum foreign share ownership of 85% (up to the ultimate shareholder level) in a non-banking PJP, subject to the fulfillment of additional foreign control requirements. These additional requirements include: (i) minimum 51% of shares with voting rights being held by a domestic party; (ii) the power to nominate the majority of the board of directors and/or board of commissioners, if any, being held by a domestic party; and (iii) the power to veto a decision or approval made in a general meeting of shareholders that significantly impacts the company, if any, being held by a domestic party. In case of non-compliance with the foregoing restriction, Bank Indonesia may impose administrative sanctions such as warnings, temporary suspension or suspension of a part of or the entire business activity (including any cooperation) and revocation of the payment system license.

Information Technology-Based Lending Services (“P2P Lending”)

P2P Lending, which OVO engages in through PT Indonusa Bara Sejahtera, is now regulated under OJK Regulation No. 10/POJK.05/2022 of 2022 regarding Information Technology-Based Joint Funding Services, dated July 4, 2022 (“OJK Reg. 10/2022”). Similar to the previous regulation, foreign ownership in a P2P Lending company is limited to 85% (either directly or indirectly) under OJK Reg. 10/2022, subject to certain exceptions. Article 68 of OJK Reg. 10/2022 also requires that any change to the shareholder composition of a P2P Lending company or to the capital of a P2P Lending company’s shareholder must receive the OJK’s prior approval.

OJK Reg. 10/2022 also states that a P2P Lending company (but not its shareholders) must obtain the OJK’s prior approval if it intends to: (i) increase its paid-up capital; (ii) change the members of its Board of Directors or Board of Commissioners; and/or (iii) conduct merger and/or consolidation. OJK Reg. 10/2022 also stipulates a three-year lock-up period from the date of issuance of a P2P Lending company’s business license, during which the P2P Lending company and its shareholders are prohibited from making any change to its shareholding structure that would result in (i) the addition of new shareholder(s) and/or (ii) a change in controlling shareholder.

Under OJK Reg. 10/2022, a P2P Lending company may apply directly to the OJK for a license. The OJK requires a P2P Lending company to obtain an Electronic System Provider Certificate (Tanda Daftar Penyelenggara Sistem Elektronik or “TDPSE”) from the Minister of Communication and Informatics, in addition to the license issued by the OJK, and restricts providers from conducting any funding activity before obtaining a TDPSE. Failure to obtain a TDPSE or conducting funding activity before obtaining a TDPSE may result in the OJK revoking the P2P Lending company’s existing license. A P2P Lending company must ensure its issued capital is fully paid in cash and placed in a term deposit opened in the name of the P2P Lending company in a conventional Indonesian commercial bank. Further, a P2P Lending company must ensure that any investment made by its shareholders does not originate from any financial crime (e.g., money laundering or terrorism funding) and is not sourced through loans.

Under Article 50 of OJK Reg. 10/2022, a P2P Lending company must have a minimum equity of IDR 12.5 billion (approximately $805,000) at all times, and this minimum equity amount may be fulfilled in accordance with a stipulated timetable over the course of three years after the promulgation of OJK Reg. 10/2022.

Article 24 of OJK Reg. 10/2022 classifies funding conducted by a P2P Lending company into three activities, i.e., the provision, management, and operation of information technology-based co-funding services, conducted on the basis of either conventional or syariah financing principles. Article 25 of OJK Reg. 10/2022 states that the provision of such services is further classified into two types of funding, i.e., (i) productive funding, and (ii) multipurpose funding. The maximum funding limit remains unchanged from the previous regulation at IDR 2 billion (approximately $129,000). However, Article 26(2) of OJK Reg. 10/2022 stresses that this limit is extended to apply not only to the funding receiver but also to the funding provider and their affiliates. Article 26(4) and (5) of OJK Reg. 10/2022 further provide that the funding that can be provided by a single funding provider and/or its affiliates is capped at no more than 25% of the total funding provided through a particular P2P Lending company as of the end of each month.

Each operating P2P Lending company is given a grace period to ensure any funding provided by their funding providers is in compliance with the above requirements: at most 80%, 50% and 25% of the total funding position at the end of each month may be provided by a single funding provider and/or its affiliates starting from January 4, 2023, July 4, 2023, and January 4, 2024, respectively. This limit on funding providers and their affiliates does not apply to OJK-licensed/supervised financial institutions, which have a fixed lending limit of 75% of the total funding position at the end of each month.

OJK Regulation No. 4/POJK.05/2021 of 2021 dated March 9, 2021, regarding the Implementation of Risk Management in the Use of Information Technology by Non-Bank Financial Service Institutions (“OJK Reg. 4/2021”), requires a P2P Lending company to place its data center and disaster recovery center in Indonesia. P2P Lending companies must comply with the minimum standards for technology, technology risk management, technology security, system disturbance and failure resistance, and technology management transfer.

Failure to comply with any provision under OJK Reg. 10/2022 could subject the offending party to administrative sanctions in the form of written warnings, fines, blocking of its electronic system, limitations on business activities, and/or revocation of license.

Law No. 4 of 2023 on the Development and Strengthening of the Financial Sector (“Law No. 4/2023”) became effective on January 12, 2023. While this law contains several categories of banking and financing services, currently it has no provisions that materially affect the banking and P2P Lending companies. However, we will need to anticipate any implementing regulations of Law No. 4/2023 that may impact banking and P2P Lending companies.

E-Commerce Trade Business License

Government Regulation No. 80 of 2019 dated November 25, 2019 regarding Electronic Commerce (“GR 80/2019”) and Minister of Trade Regulation No. 50 of 2020 dated May 19, 2020 regarding the Provision of Business Licensing Advertisement, Guidance, and Supervision of E-Commerce Business Actors (“MOT Reg. 50/2020” and together with GR 80/2019—“E-Commerce Regulations”) require E-Commerce Providers to obtain an E-Commerce Trade Business License (Surat Izin Usaha Perdagangan Melalui Sistem Elektronik, or “SIUPMSE”). E-Commerce Provider is defined by the E-Commerce Regulations as a business actor that provides Electronic Communication facilities for trading transactions. GR 80/2019 defines Electronic Communication as any communication used in an e-commerce transaction (i.e., trading transactions carried out through the electronic system) in the form of a statement, declaration, request, notification or application, confirmation, offer, or acceptance of an offer, containing the parties’ agreement to create or perform a specific agreement. Under the official elucidation of Article 5 of GR 80/2019, Electronic Communication facilities may function as a medium for the delivery of information, communication, settlement of transaction, payment system, and/or goods delivery system which shall include marketplace or the platform provider. Any E-Commerce Provider who operates without a SIUPMSE will be subject to administrative sanctions in the form of written warnings, blacklisting and temporary blocking of E-Commerce Providers services by the relevant authorized institutions. We have obtained the E-Commerce Trade Business Licenses for our relevant Indonesian entities. Specifically for Indonesia marketplace business in the Grab app under PT Grab Teknologi Indonesia, we are developing an application interface to display the customer complaint service page before logging in to provide the customer complaint service as required by MOT Reg 50/2020 to effectuate the SIUPMSE that we have obtained.

Regulations on Personal Data Protection

Law No. 27 of 2022 on Personal Data Protection (the “PDP Law”) regulates the definition of personal data controller, personal data processor and their responsibilities in using personal data. It distinguishes between general personal data (e.g., full name, gender, nationality, marriage status, religion, or other personal data that can identify a person) and specific personal data (e.g. health data, biometric data, genetic data, criminal records, financial data, and child data). It provides comprehensive provisions for the protection of personal data to be fulfilled by the data controller or processor who possesses and/or utilizes personal data for its data processing activities.

Under the PDP Law, in the event of a data breach, personal data controllers must notify data subjects and the Minister of Communications and Informatics in writing within 72 hours. In certain conditions, for example, if the data breach disrupts public services, or it has a material and adverse effect to public interest, personal data controllers must make a public notification of the data breach.

For any violation of the PDP Law, an administrative sanction and/or criminal sanction may be imposed. The highest administrative fine for non-compliance is 2% of the organization’s annual income. The criminal sanction imposed will depend on the type of violation. Imprisonment terms of up to six years may apply to involved personnel acting as the company’s management, decision maker, and/or persons who benefited from the violation, and the organization may be subject to criminal fines. The organization may also be subject to additional sanctions such as order of dissolution, revocation of license, and/or confiscation of relevant profits and/or assets.

Regulations on Postal Services

Postal services such as our point-to-point delivery services offering done though PT Solusi Pengiriman Indonesia are generally regulated under Law No. 38 of 2009 regarding Post, dated October 14, 2009, as amended by the Omnibus Law (“Amended Law No. 38/2009”). Postal service is defined under the Amended Law No. 38/2009 as a written communication and/or electronic letter, package, logistics, financial transaction, and postal agency service for public purposes. Postal services are carried out by a provider that can be in the form of a state-owned enterprise, regional-owned enterprise, private enterprise or cooperative.

Universal and commercial postal business activities are subject to foreign ownership restrictions. Under the Amended Law No. 38/2009, and Investment Law (as implemented further under (i) the Amended PR 10/2021 and (ii) Indonesia Investment Coordinating Board (Badan Koordinasi Penanaman Modal or “BKPM”) Regulation Number 5 of 2021), foreign ownership in a company that engages in domestic postal business activity is limited to a maximum of 49%. In case of non-compliance with the foregoing restriction, BKPM or the relevant authority (e.g., provincial investment agency or municipal investment agency) can impose tiered administrative sanctions, i.e., first-and-final written warning or temporary suspension of business activities. If no remedy or follow-up action is undertaken by the non-compliant entity upon receiving such warning or suspension, BKPM or relevant authority is empowered to revoke the applicable license.

Regulations on Competition

Business competition and monopolistic practices in Indonesia are generally regulated under Law No. 5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Competition, dated March 5, 1999, as amended by the Omnibus Law (the "Amended Competition Law”). Pursuant to the Amended Competition Law, business actors in Indonesia are prohibited from, among other things, (i) entering into anti-competitive agreements or engaging in conduct that results in oligopoly and/or oligopsony, price-fixing and resale price maintenance, market allocations, boycotts, vertical integration or closed agreements; (ii) engaging in actions such as monopoly, monopsony or market control; and (iii) abusing dominant positions. There are two types of standard of proof recognized under the Amended Competition Law, depending on the provision thereof, namely the “rule of reason” and “illegal per se.” The “rule of reason” requires the assessment of the anti-competitive effects of the business activity, while “illegal per se” provides that a violation exists insofar as all elements provided under the Amended Competition Law are met.

The Business Competition Supervisory Commission (Komisi Pengawas Persaingan Usaha (“KPPU”)) has the authority to supervise the implementation of the Amended Competition Law. The KPPU is an independent institution that reports to the President of the Republic of Indonesia. Further, transactions that meet certain thresholds set forth in the Competition Law and KPPU regulations must be reported post factum to the KPPU within 30 business days of the date on which the transaction is legally effective. The KPPU has the authority to substantively review whether the transaction is in violation of the Amended Competition Law, and the transaction may then be subjected to certain structural and/or behavioral remedies.

Pursuant to the Amended Competition Law, and as further elaborated by Government Regulation No. 44 of 2021 regarding Implementation of Prohibition of Monopolistic Practices and Unfair Competition, dated February 2, 2021, non-compliance with the Amended Competition Law could subject the offending party to administrative sanctions imposed by the KPPU. These administrative sanctions include annulment of the relevant agreement, order of cessation of the prohibited action, unwinding of the relevant transaction, payment of compensation, and administrative fine. The administrative fine is subject to the minimum of IDR 1 billion (approximately $64,000) and the maximum of (i) 50% of the net profit received by the perpetrator in the relevant market during the period in which the non-compliance persists, (ii) 10% of the total sales in the relevant market during the period in which the non-compliance persists or (iii) IDR 25 billion (approximately $2 million), which applies only for failure to report a notifiable transaction to the KPPU in a timely manner.

In addition to having the authority to enforce the Competition Law, KPPU also has the authority to enforce Law No. 20/2008. Under Law No. 20/2008, KPPU focuses on supervising the fairness and balance of partnerships between medium and large enterprises and micro and small enterprises. Medium and large enterprises are prohibited from imposing control over the micro and small enterprises or abusing their bargaining position to unfairly profit from the partnership to the detriment of the micro and small enterprises. KPPU may order the large or medium enterprises to amend the partnership agreements or arrangements and provide up to three warning periods for such amendments to be carried out. KPPU may impose sanctions ranging from IDR10 billion (approximately $660,000) for large enterprises or IDR5 billion (approximately $330,000) for medium enterprises if violation is found as well as a recommendation for revocation of business license if the situation is not remedied during the warning periods.

Regulations on the Distribution of Insurance Products

Marketing channels for insurance products are generally regulated under OJK Regulation No. 23/POJK.05/2015 of 2015 regarding Insurance Products and Marketing of Insurance Products, dated November 26, 2015 (“OJK Reg. 23/2015”). OJK Reg. 23/2015 is an implementing regulation for Law No. 40 of 2014 regarding Insurance, dated October 17, 2014. OJK Reg. 23/2015 regulates that insurance companies can market their insurance products only through: (i) direct marketing; (ii) duly registered and certified insurance agents (self-employed or employees of a business entity, acting on behalf of the insurance company and qualified to represent such insurance company in marketing insurance products) and companies that employ insurance agents; (iii) bancassurance (cooperation between an insurance company and a bank for the purpose of marketing insurance products through the bank); and/or (iv) a non-bank business entity.

The marketing of insurance products through the available marketing channels must be documented in a cooperation agreement. Insurance companies must also obtain prior OJK approval before marketing insurance products through certain marketing channels. Under OJK Circular Letter No. 19/SEOJK.05/2020 regarding Marketing Channels for Insurance Products, dated October 2, 2020 (“CL No. 19”), prior OJK approval is required for the following marketing channels: (i) bancassurance, (ii) sales force of branchless banking agents (agen bank penyelenggara laku pandai) and (iii) a cooperation with a non-bank business entity that utilizes the business entity’s electronic system. Failure to obtain OJK approval prior to the marketing of insurance products could lead to the imposition of administrative sanctions on the insurance company (though not the marketing channel entity), including written warnings, fines and revocation of its business license.

The marketing of insurance products can be conducted by using an electronic system, be it a website and/or online application system. CL No. 19 requires any insurance company, as well as insurance agent, bank, and non-bank entity acting as an insurance marketing channel, using an electronic system to market its insurance products to (i) have an electronic system provider certificate (Tanda Daftar Penyelenggara Elektronik (“TDPSE”)), a license issued by the Minister of Communications and Informatics; (ii) own and have implemented a technology risk management policy, standards, and procedures; and (iii) satisfy all requirements set out by the OJK and other authorized government agencies in connection with electronic system administration. OJK may instruct insurance companies to stop all distribution activities and/or cooperation with other parties with respect to the marketing of insurance products in the event that the relevant marketing activities are not in line with the rules set by the OJK.

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

The penalties for non-compliance with the conditions of the licenses granted under the PPPTIA include revocation or suspension of the licenses and/or the imposition of financial penalties up to the amount of 10% of the licensee’s annual turnover or SGD 100,000 (approximately $75,000) per instance of non-compliance.

The penalties for non-compliance with the pricing policies put in place by the Public Transport Council include the imposition of fines of up to the amount of SGD 100,000 (approximately $75,000) and/or imprisonment for a term of up to six months.

Regulations on GrabFood / GrabMart / GrabExpress

There are no laws in Singapore which specifically govern the provision of package delivery services in Singapore. That said, certain rules under the Road Traffic Act 1961 (the “RTA”) and its subsidiary legislation prohibit chauffeured private hire car drivers and taxi drivers from providing any courier pick-up and delivery service using their chauffeured private hire car or taxi, without the prior approval of the Registrar of Vehicles appointed under the RTA. Such requirements may apply to the driver-partners who are licensed as chauffeured private hire car drivers and taxi drivers and who provide package delivery services under GrabExpress, and/or delivery services under GrabFood/GrabMart. Previously, we had, on behalf of such driver-partners and subject to certain terms and conditions, obtained approval from the Registrar of Vehicles in respect of the provision of courier pick-up and delivery services by such driver-partners. However, such approval has not been extended beyond March 31, 2023. We do not believe the non-extension of such approval would have a material impact on our business, as only a very small number of driver-partners (who are licensed as chauffeured private hire car drivers and taxi drivers) provide courier pick-up and delivery services.

Regulations on Competition Laws

The Competition Act 2004 (the “Competition Act”) prohibits anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict or distort competition, abuse of dominance and mergers that substantially lessen competition, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the “CCCS”) is responsible for administering and enforcing the Competition Act, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10% of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, or in the case of anti-competitive mergers, to remedy, mitigate or eliminate the adverse effects arising from the merger. For mergers, the CCCS may also consider interim measures to prevent merger parties from taking any action that might prejudice the CCCS’s ability to consider the merger situation further and/or to impose appropriate remedies. Such interim measures may include directions that stop the implementation of the merger, or where the merger has already been implemented, require a merger to be dissolved or modified.

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

The general penalties for non-compliance with the WSHA include the imposition of fines of up to SGD 500,000 (approximately $373,000) in the case of a body corporate. Further or other penalties may apply in the case of repeat offenses or specific offenses under the WSHA or its subsidiary legislation.

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

In addition to providing guidance on the abovementioned regulatory requirements, the Guidelines on Licensing, Registration and Conduct of Business for Fund Management Companies SFA 04-G05 also set out specific expectations of the MAS relating to the conduct of business of fund management companies, including staffing and competency requirements, compliance arrangements (which must be commensurate with the nature, scale and complexity of the business), requirements relating to custody, valuation, audit and reporting, conflicts of interest mitigation, and disclosure and submission of periodic returns. Non-compliance with the above could, depending on the specific requirement or offense, potentially result in sanctions by the MAS or other actions being taken, including the revocation or suspension of a license, fines or warnings, and criminal penalties for the relevant licensees and/or its officers.

Insurance Agents

MAS regulates the insurance business in Singapore, insurers, insurance intermediaries and related institutions under the Insurance Act 1966 (the “IA”). A person that arranges contracts of insurance on behalf of insurers is likely to be construed as an insurance agent, and if so construed, must register with the General Insurance Association of Singapore (GIA)’s Agents’ Registration Board through the principal insurers that they wish to represent, unless exempt. Among other things, an insurance agent must operate under a written agreement, comply with certain pre-contract disclosures, act only for insurers entitled to carry on business in Singapore, and abide by other conduct of business requirements under Part IIB of the IA, and other relevant regulations and industry best practices. There are also minimum competency requirements that apply to insurance agents imposed on direct general insurers by way of Notices issued by the MAS (such as MAS Notice 211 Minimum and Best Practice Training and Competency Standards for Direct General Insurers). Non-compliance with the above could, depending on the specific requirement or offense, potentially result in sanctions by the MAS or other actions being taken, including fines or warnings, and criminal penalties for the relevant insurance agent and/or its officers.

Digital Banking

On June 28, 2019, MAS announced that it would issue up to two digital full bank (“DFB”) licenses and three digital wholesale bank (“DWB”) licenses, pursuant to applications submitted by December 31, 2019. A DFB will be allowed to take deposits from and provide banking services to retail and non-retail customer segments, while a DWB will be allowed to take deposits from and provide banking services to SMEs and other non-retail customer segments. These new digital banks are in addition to any digital banks that Singapore licensed banks may have already established under the MAS’ existing internet banking framework.

All successful applicants must first receive an In-Principle-Approval (“IPA”) letter from the MAS and will then have up to twelve months to comply with the conditions under the IPA, before being awarded the license and can commence business. DFBs will commence operations as a restricted DFB before becoming a full functioning DFB. Such DFBs, like other banks in Singapore, will be subject to the Banking Act 1970 (the “Banking Act”), and all applicable regulations, notices, guidelines and other regulatory instruments issued thereunder. In particular, certain key provisions applicable to a DFB by virtue of the application of the Banking Act relate to change of control approval requirements, minimum capital requirements, risk-based capital and liquidity requirements (see MAS Notice 637 Risk Based Capital Adequacy Requirements for Banks Incorporated in Singapore and MAS Notice 649 Minimum Liquid Assets and Liquidity Coverage Ratio), audited accounts, minimum asset requirements, prohibited businesses, transfer of business, banking privacy and the MAS’ powers. DFBs will also be required to be a member of the Deposit Insurance Scheme.

The minimum paid-up capital requirements, deposit cap requirements, risk-based capital and liquidity rules, and scope of permissible activities are expected to progressively increase as the licensee progresses from a restricted DFB to a full functioning DFB. The MAS generally expects a DFB to be fully functioning within three to five years from commencement of business.

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

Regulations on Anti-money Laundering and Countering the Financing of Terrorism (“AML/CFT”)

Regulated financial institutions must comply with all applicable AML/CFT obligations, including the relevant AML/CFT Notices and Guidelines issued by the MAS. Among other things, the AML/CFT Notices require financial institutions to put in place robust controls to detect and deter the flow of illicit funds through Singapore’s financial system, identify and know their customers (including beneficial owners), conduct regular account reviews, and to monitor and report any suspicious transaction.

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

Regulations on Personal Data Protection

The Personal Data Protection Act 2012 (the “Singapore PDPA”) generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data, and to provide individuals with the right to access and correct their own personal data. Personal data refers to data, whether true or not, about an individual who can be identified from that data or other accessible information. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (“PDPC”) and where applicable, the relevant individuals if the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.

The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the Singapore PDPA, including the DNC requirements. Organizations who contravene provisions of the Singapore PDPA may be liable for a financial penalty of up to SGD 1 million (approximately $745,000), or 10% of the organization’s annual local turnover, whichever is higher, and/or imprisonment.

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

The FBA defines “aliens” or “foreigners” as natural persons or juristic entities (such as companies, registered partnerships) who do not possess Thai nationality. The definition extends to companies registered in Thailand, in which 50% or more of the share capital belongs to foreign individuals or foreign juristic entities. The FBA also prohibits arrangements where a Thai national holds shares in a company as a nominee of a foreigner to circumvent the FBA.

The FBA and its schedules list the categories of controlled business activities, including activities for which foreigners are barred and activities in which foreigners can participate subject to certain limitations and with permissions from relevant authorities. A wide range of services (unless explicitly exempted by other applicable laws and regulations), including platform services and e-payment services, are restricted under the FBA. Therefore, foreign parties are not allowed to perform such services in Thailand without first obtaining the relevant foreign business license. The grant of a foreign business license is generally at the sole discretion of the Foreign Business Committee, and based on its current policy, the possibility that a foreign business license will be granted for a service business is generally limited.

Failure to comply with the aforementioned requirement could expose the offender and its responsible director to imprisonment not exceeding three years, or a fine of THB 100,000 to THB 1 million (approximately $3,000 to $29,000), or both. Additionally, the court is empowered to order the cessation of the business operation. Failure to comply with the court order could expose the offender and its responsible director to a daily fine at the rate of THB 10,000 to THB 50,000 (approximately $300 to $1,000) throughout the period of the violation.

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

A business operator offering goods or services in Thailand by communicating information about the goods or services directly to consumers, at a distance (i.e., through the Grab platform), with the anticipation that the consumer will respond and purchase those goods or services, may be regarded as an operator of a direct marketing business under the Direct Sales and Direct Marketing Act, B.E. 2545 (2002), as amended (the “Direct Marketing Act”). A direct marketing business operator must obtain a Direct Marketing Certificate from the Office of the Consumer Protection Board before commencing business. Failure to register as a direct marketing business operator prior to commencement of a direct marketing business could expose the offender and its responsible director to a fine of up to THB 100,000 (approximately $3,000), imprisonment not exceeding one year, or both. Additionally, the offender and its director could be subject to a daily fine of up to THB 10,000 (approximately $300) for a persistent offense.

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

Regulations on the Supervision of Digital Platform Services

The Royal Decree on the Supervision of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022) (the “ETDA Law”), issued by the Electronic Transactions Development Agency (the “ETDA”), was published in the Royal Gazette on December 23, 2022 and will become effective on August 20, 2023. This regulation is aimed at regulating digital platform service providers who serve as electronic intermediary service providers connecting business operators with consumers, and requires applicable digital platform service providers to notify ETDA prior to commencing their businesses. Existing applicable digital platform service providers that wish to continue carrying on their businesses are required to notify ETDA by November 18, 2023. The ETDA Law also requires applicable digital platform service providers to comply with consumer protection obligations. In addition, ETDA may, based on the criteria prescribed under the ETDA Law, determine a digital platform service provider to be a “large digital service platform business,” which will have to comply with any additional obligations, including but not limited to establishing risk management, system security and crisis management safeguards and measures, appointing a compliance officer, and being subject to third-party audits.

Failure to comply with the aforesaid notification obligation prior to commencement of business may result in criminal penalties, including a fine of up to THB 100,000 (approximately $3,000) and/or imprisonment for a term up to one year. In addition, failure to comply with the obligations as a digital platform service provider may result in suspension of the business or revocation of any notification already made.

Regulations on Ride-hailing (GrabCar and JustGrab)

The Vehicle Act, B.E. 2522 (1979), as amended (the “Thai Vehicle Act”), regulates the registration and use of vehicles in Thailand, and therefore applies to our mobility offerings such as GrabCar and JustGrab. The Thai Vehicle Act prescribes certain requirements concerning vehicles, such as with respect to registration, signage, annual taxation and vehicle use. The Thai Vehicle Act prohibits use of any vehicle other than in line with its purpose of use as registered with the Department of Land Transport. Such purposes of use include as a private vehicle, public vehicle or specific purpose specified by sub-regulation. On June 23, 2021, the primary regulation governing ride-hailing under the Thai Vehicle Act became effective, and it was later supplemented by subordinate regulations issued on various dates in 2021 and 2022. These regulations impose requirements on various aspects of ride-hailing, including (i) certification or registration of ride-hailing operators and drivers (with respect to their vehicles), (ii) pricing, (iii) on-boarding process of driver-partners, (iv) required decals to be placed on a ride-hailing vehicle, (v) a determination of engine power of ride-hailing vehicles, and (vi) conditions on taxis to use JustGrab, which determines upfront fare. With respect to (i), a ride-hailing operator or application is required to be certified by the Department of the Land Transport before commencement of its ride-hailing business, and, among other things, a certified ride-hailing operator shall only onboard drivers who fully comply with the aforesaid regulations, including having registered their vehicles and obtained public driving licenses. We obtained a ride-hailing operator certification in relation to our four-wheel and two-wheel vehicles on September 16, 2022.

Failure by a ride-hailing operator or application to comply with the regulations may result in revocation of its ride-hailing operator/application certification.

Regulations on Payment Services

Under Thai law, domestic money transfer and payment services are regulated under the Payment Systems Act B.E. 2560 (2017) (the “PSA”) and its sub-regulations. Under the PSA, regulated payment services include the provision of: credit card, debit card, or ATM card services; electronic money services; receiving electronic payment for and on behalf of sellers, service providers or creditors; the service of transferring funds by electronic means; and other payment services that may affect the financial system or the public interest (as to be further announced by the Thai Ministry of Finance (the “MOF”)). Business operators intending to provide services that fall under the definition of such activities, including GrabPay Wallet, must obtain the relevant license from the MOF via the BOT prior to commencing the business. Operating a regulated payment service business without the required license or registration could result in penalties under the PSA (imprisonment for the term of two to 10 years or a fine of THB 200,000 to THB 1 million (approximately $6,000 to $29,000), or both).

In case of violations or failure to comply with the BOT regulations, business operators including their responsible persons may be subject to an administrative fine not exceeding THB 2 million (approximately $58,000). Whereas in the case of failing to operate a business or ceasing to operate a business accordingly, the MOF may revoke the license.

Regulations on Nano-financing

Nano-finance businesses, which include our financial services business such as cash loans, are restricted businesses under the Notification of the Ministry of Finance Re: Business Subject to Approval under Section 5 of the Revolutionary Council Decree No. 58 and the Notification of the Bank of Thailand No. SorNorSor 13/2563 (collectively referred to as the “Nano Finance Notifications”). “Nano-finance” means lending, purchasing, discounting, or rediscounting bills or any negotiable instruments, or hire-purchase transactions or leasing to a natural person, without assets or property as collateral, with the borrower intending to use the money to carry on a business or for his/her occupation.

Regulations on Personal Loans

Personal loan businesses, including cash loans, are restricted businesses under the Revolutionary Council Decree No. 58, as amended, the Notification of Ministry of Finance Re: Business Subject to Approval to Section 5 of the Revolutionary Council Decree No. 58, and the Notification of the Bank of Thailand No. SorNorSor 12/2563. A personal loan business operator must obtain an approval from the MOF through the BOT if the personal loans provided to its customers fall within the scope of “personal loans under supervision” which include (i) personal loans without assets or property as collateral; (ii) lending originating from the hire-purchase and lease of goods that are not normally sold by the business operator (except for cars and motorcycles); and (iii) vehicle registration loan. The personal loan business operator is also subject to certain ongoing requirements and restrictions in business operation e.g. reporting requirements, chargeable fee, qualifications of customers.

If a non-compliant Nano-Finance and/or Personal Loan business operator cannot appropriately rectify the non-compliance activities, it may be ordered to cease business operations or be subject to a fine and penalty.

Regulations on Competition

The Trade Competition Act, B.E. 2560 (2017) (the “Thai Trade Competition Act”) is the primary legislation governing competitive interactions among business operators in Thailand. It applies to all business sectors, except certain types of business or activities that are specifically exempted, and the sectors that have already been regulated by specific laws on trade competition matters.

The Thai Trade Competition Act generally regulates all restrictive trade practices in all areas of business that create or might create a monopoly or reduce competition, or be an unfair practice, and also prohibits business operators from abusing their dominant position. Failure to comply with the Thai Trade Competition Act may result in either or both of a criminal penalty or administrative penalty depending on the severity of the offense as prescribed in the Thai Trade Competition Act. Criminal penalties may be up to 10% of the revenue in the year of offense or imprisonment for a term up to two years, or both. The director, manager or any person responsible for the company’s operation would also be subject to similar fines. Administrative penalties may be up to (i) THB 6 million (approximately $174,000) and a daily fine penalty of THB 300,000 (approximately $9,000) for persistent offense, or (ii) 10% of revenue in the year of offense, depending on the type of the offense.

The Trade Competition Commission Thailand (the “TCCT”), an independent body in charge of the supervision and enforcement of the Thai Trade Competition Act, has also published a sector-specific guideline on unfair trade practices for online food delivery businesses. The guideline regulates activities between food delivery platform operators and restaurants. The guideline contains a sweeping provision on free and fair treatment, referencing the principles of non-coercion, non-discrimination and non-restriction. A large section of the guideline is dedicated to laying out practices of food delivery platforms that may cause damage to restaurants, addressing trade terms that may exist in agreements between platforms and restaurants, for example, the increase of commission fees, or variation of commission fees, without justification, and exclusivity restrictions, among others. As TCCT is still developing its legislation in this respect, we are closely monitoring the situation to safeguard compliance. In the event of a failure to comply with the guideline, in addition to any applicable penalty under the Thai Trade Competition Act, the company will have to specifically correct its business practices (from the past and going forward) to comply with the TCCT’s relevant decision. In addition, the relevant stakeholders (restaurants/competitors) may rely on the TCCT’s decision as a basis to file civil lawsuits against the company for damages incurred.

Regulations on the Price of Goods and Services

The Notification of the Central Committee on the Prices of Goods and Services No. 13, B.E. 2565 (2022) Re: Prescribing Controlled Goods and Services, which became effective on July 1, 2022, specifies that online delivery services such as GrabExpress, GrabFood, GrabMart and GrabKitchen are controlled services. However, a regulation regarding the price of online delivery services has not yet been issued by the relevant authority. Therefore, food and package delivery services may be subject to price controls once the regulations on controlling prices are issued. Failure to comply with the regulation regarding the price of online delivery service could expose the offender and its responsible director to a fine of up to THB 100,000 (approximately $3,000), or imprisonment of up to five years, or both.

Regulations on Personal Data Protection

The Personal Data Protection Act 2019 (the “Thailand PDPA”) restricts the collection, use and disclosure of personal data by a data controller or a data processor, regardless of whether such collection, use, or disclosure takes place in Thailand or not. The application also applies to entities that are based outside of Thailand that collect, use, and/or disclose personal data of data subjects who are in Thailand. Principally, the organization is obligated to inform the data subject on the collection, use, and/or disclosure of personal data and obtain consent from data subject prior or at the time of such collection, use, and/or disclosure of personal data, unless it is permitted to do so by the provisions of the Thailand PDPA or any other laws. The organization that is processing the personal data is also required to provide appropriate security measures and put in place a system to erase or anonymize the personal data once the data is no longer needed for business or legal purposes. In the event of a data breach, the data controller is obligated to notify the authority and data subject if the breach poses a high risk to the rights and freedoms of the affected individual(s). Other obligations include requirements for cross-border transfers of personal data, record of data processing activities and appointment of a data protection officer.

In case of a breach of the Thailand PDPA, the Personal Data Protection Committee may impose an administrative fine of up to THB 5 million (approximately $145,000) and for criminal penalty, imprisonment for a term not exceeding one year and/or a fine of up to THB 1 million (approximately $29,000).

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

Failure to comply with prescribed method and procedure for debt collection activities may result in administrative fines of up to THB 100,000 (approximately $3,000) or criminal penalties (fines of up to THB 500,000 (approximately $14,000) and/or imprisonment for a term up to five years). With respect to certain matters, the relevant authority may initially order cessation of such activities or rectification within a specified period. Failure to comply with an order would result in administrative fines. The registration of a debt collection service may be revoked in the event that such debt collection operator (i) has been repeatedly conducting the same non-compliant activities with administrative penalties, or (ii) violates any provision with criminal penalties under the regulation. Directors or officers who are responsible for such non-compliant activities by the company are also liable to penalties for such offense.

Regulations of Anti-Money Laundering and Counter-Terrorism and Proliferation of Weapon of Mass Destruction Financing

Regulated e-payment services and personal loans businesses must comply with all applicable AML/CTPF obligations, including the relevant Ministerial Regulations, Notifications, and Ordinances issued by the Anti-Money Laundering Office (“AMLO”), the Anti-Money Laundering Act B.E. 2542 (1999) (“AML Act”), and Counter-Terrorism and Proliferation of Weapon of Mass Destruction Financing Act B.E. 2559 (2016) (“CTPF Act”).

The AML/CTPF obligations require business operators to set up robust controls and measures on ML/TPF risk management and mitigation such as customer due diligence, transaction monitoring and reporting, record-keeping, and asset freezing.

In the event of a failure to comply with the AML obligations, the business operators shall be subject to a fine of up to THB 1 million (approximately $29,000) and up to THB 10,000 (approximately $300) for each day until rectification is made. In case of concealing facts or presenting false statements, or tipping off, there is a liability of up to two years or five years of imprisonment and a fine of THB 50,000 to THB 500,000 (approximately $1,000 to $14,000) or, in case of tipping-off, THB 100,000 (approximately $3,000).

In the case of failing to comply with the CTPF reporting obligations, the business operators shall be liable to a fine of up to THB 500,000 (approximately $14,000) and up to THB 5,000 (approximately $100) for each day until rectification is made, including their directors or responsible persons. In the case of not freezing the asset, the penalties shall be an imprisonment term of up to three years or a fine of up to THB 300,000 (approximately $9,000), or both.

Regulations on Computer Traffic Data Storage by Service Providers

The Notification of the Ministry of Digital Economy and Society (“MDES”) Re: Rules Concerning Computer Traffic Data Storage by Service Providers, B.E. 2564 (2021) (the “Notification”) came into effect on August 14, 2021 with a grace period until February 9, 2022. The Notification requires certain service providers to ensure the security of their stored computer traffic data and the stored data must be able to identify and authenticate individual users. Any service providers who fail to comply with the Notification may face a fine of up to THB 500,000 (approximately $14,000).

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

Due to the convenience of the new e-filing procedure, we may become involved in more litigation cases, whether as a witness or as a co-defendant with the online seller. In those cases, we may be required to provide information per the court’s request, failing which we may be subject to imprisonment of up to six months and/or a fine of up to THB 10,000 (approximately $300).

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

An operator of a ride-hailing booking service is required to have an intermediation business license which would allow it to carry on the business of facilitating arrangements, bookings or transactions of a ride-hailing service. An intermediation business licensee, such as us, is (i) required to apply for a permit for each ride-hailing vehicle; (ii) required to ensure that each ride-hailing vehicle complies with certain requirements including, among others, having a minimum of three-star ASEAN NCAP (New Car Assessment Program for Southeast Asian Countries) rating, not be more than 10 years old, and undergoes inspections on an annual basis (for vehicles three years or older); and (iii) subject to various other business limitations and requirements, including limitations on surcharge rates and driver-partner commissions and requirements such as ensuring that each driver-partner, ride-hailing vehicle and passenger is covered by ride-hailing insurance. In the event an operator does not acquire the intermediation business license, this will be deemed as an offense and upon conviction, the offender is liable to a fine of up to MYR 500,000 (approximately $113,000) and/or imprisonment for a term up to three years. In addition to the listed offense, the license may be revoked by the authority due to non-compliance. Separately, a driver-partner of ride-hailing vehicles is required to hold a public service vehicles (“PSV”) license.

Regulations on E-money

Under the Financial Services Act 2013 (the “FSA”), no person may carry on an “approved business” (which includes the issuance of e-money) without the prior approval of the Central Bank of Malaysia, Bank Negara Malaysia (“BNM”). Under the FSA, “electronic money” or “e-money” is defined as any payment instrument, whether tangible or intangible, that (a) stores funds electronically in exchange of funds paid to the issuer, and (b) is able to be used as a means of making payment to any person other than the issuer.

Approved issuers of e-money, such as us, are subject to various operational and ongoing compliance requirements including those set out in the “Guidelines on Electronic Money (E-Money)” and “Electronic Money (E-Money)” Policy Documents issued by BNM. The “Electronic Money (E-Money)” Policy Document is scheduled to fully supersede the “Guidelines on Electronic (E-Money)” Policy Document on December 30, 2023. These requirements relate to governance, operational and risk management requirements, information technology requirements and regulatory processes. In particular, BNM has issued the Policy Document on Risk Management in Technology and supplementary guidelines, which set out requirements in relation to cybersecurity and management of technology risk applicable to financial institutions including e-money issuers. An issuer of e-money is required to ensure that adequate security and operational safeguards are in place to mitigate any risks associated with the use of e-money within the specified wallet limit which must commensurate with the purpose and size of customer transactions, and an issuer of a large e-money scheme is required to deposit funds collected in exchange for the e-money issued in a trust account with a licensed financial institution in a timely manner. In general, the funds deposited in the trust account can be used only for refunds to users and payments to merchants. The Electronic Money (E-Money) Policy Document outlines requirements aimed at ensuring the safety and reliability of e-money and preserving customers’ and merchants’ confidence in using or accepting payments in e-money. Non-compliance with the above could result in penalties including loss of or restriction on the license, administrative financial penalties imposed by BNM, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and, in the case of officers, imprisonment for a term up to ten years.

Regulations on Courier Services (GrabExpress)

The Postal Services Act 2012 (the “PSA”) provides for the licensing of postal services and the regulation of the postal services industry. The Malaysian Communications and Multimedia Commission (the “MCMC”) is responsible for overseeing and regulating the postal and courier services in Malaysia. The PSA provides for two forms of licenses: (i) a universal service license or (ii) a non-universal service license, for the provision of postal services on such terms and conditions as the Minister of Communications and Multimedia thinks fit and in accordance with the Act. “Universal service” means postal services, which include basic postal services determined by the MCMC to be provided to consumers throughout Malaysia, at the prescribed rates while “non-universal service” means postal services that may be provided to consumers at rates other than the prescribed rates of the universal service. There are three classes of non-universal service license, i.e., Class A (provision of international and domestic courier service in Malaysia), Class B (provision of international inbound courier service and domestic courier service in Malaysia) and Class C (to provide for intra-state domestic courier service in Malaysia). The PSA contains, among others, principles on rates settings, general competition practices and provisions on consumer protection that are applicable to postal services licensees. Under Section 14 of the PSA, if a licensee fails to comply with the conditions of a license issued by MCMC under the PSA, the licensee shall upon conviction be liable to pay a fine of up to MYR 300,000 (approximately $68,000) and/or imprisonment for a term up to three years. Section 17 of the PSA, on the other hand, empowers the minister to suspend or revoke the license if the licensee fails to comply with the provision of the Act or the provision of the conditions stipulated in the license. Section 16 of the PSA prohibits the assignment and transfer of license, where upon conviction, the offender would be liable to pay a fine of up to MYR 500,000 (approximately $113,000) and/or imprisonment for a term up to five years.

In a public consultation document published on July 5, 2021, MCMC states that it plans to introduce a new courier licensing policy and framework based on the guiding principles of, among others, moving from laissez-faire to sustainability model, taking a risk-based approach, having a fair licensing fee structure and being data driven. The public consultation document also proposes three new classes for courier service licenses, namely N-Courier (for national delivery service), U-Courier (for urban delivery service) and I-Courier (for pick-up drop off points and intermediary service). For each of these classes of courier service licenses, certain criteria would need to be met such as minimum paid-up capital requirements and even a majority local equity requirement for N-Courier licensees. Other than the new classes of licenses, the public consultation document also proposes a new annual license fee model and introduce new special license conditions. Based on the public consultation document, all existing licensees are proposed to be migrated to the new licensing framework by December 31, 2022 even though the tenure of their existing licenses have yet to expire. However, to date, this new licensing policy and framework has not been implemented and the existing framework remains applicable.

Regulations on Moneylending

Under the Moneylenders Act 1951, no person may conduct business as a moneylender in Malaysia unless licensed under the Moneylenders Act 1951 or other relevant Malaysian legislation. Under the Moneylenders Act 1951, a “moneylender” is defined as a person who carries on or advertises or announces himself or holds himself out in any way as carrying on the business of lending money at interest (with or without security) to a borrower, whether or not he carries on any other business. Licenses are issued by the Registrar of Moneylenders under the purview of the Ministry of Housing and Local Government (“KPKT”).

A licensed moneylender is subject to operational and ongoing compliance requirements including, among others, the requirement to display at all times its original license in a conspicuous place at the premises where it carries out or operates its business, requirements in relation to the moneylending agreement (including in relation to its form and certain formalities required for the agreement to be enforceable) and record keeping requirements. KPKT has, on November 13, 2020, released the Online Moneylending Guidelines allowing licensed moneylenders to apply to provide loans online from May 13, 2021. We are one of eight licensed moneylenders which have been granted with conditional approval in November 2020 to conduct online moneylending business. Non-compliance with the above could potentially result in penalties including loss of or restriction on the license, administrative monetary penalties imposed by the Ministry of Housing and Local Government, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and (in the case of officers) imprisonment for a term up to five years.

Regulations on Insurance Agents

The primary legislation applicable to the carrying on of insurance business is the FSA which has repealed and replaced the Insurance Act 1996 (“Repealed IA”), save for certain provisions of the Repealed IA which shall continue to remain in full force and effect by virtue of section 275 of the FSA. The General Insurance Association of Malaysia (“PIAM”) for general insurance agents has issued the rules for registration and regulation of general insurance agents (the “GIARR”), which provides for regulations for supervision of general insurance agents by PIAM’s members. Under the GIARR, among others, an insurance agent registered with PIAM may represent a maximum number of two general insurance companies at any time and shall comply with certain requirements of conduct. Non-compliance with the above could potentially result in penalties including loss of or restriction on the license, administrative monetary penalties imposed by BNM, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and (in the case of officers) imprisonment for a term up to ten years.

Competition Law

The Competition Act 2010 applies to all commercial activities which have an effect on competition in any market in Malaysia, whether such activities are carried out within or outside Malaysia. The Competition Act 2010 is generally enforced by the Malaysia Competition Commission, save for competition issues arising in specific sectors (such as the telecommunications sector, the aviation sector and the energy sector, which are regulated by other regulators). Infringements of prohibitions of anti-competitive practices pursuant to Section 40 of the Competition Act 2010 may result in, among other things, the imposition of a financial penalty of up to 10% of the worldwide turnover of the enterprise for the period during which the infringement occurred. The Malaysia Competition Commission may also take other actions, including issuing cease-and-desist orders. The general penalty pursuant to Section 61 of the Competition Act 2010 is a (a) fine of up to MYR 5 million (approximately $1 million), and for a second or subsequent offense, to a fine of up to MYR 10 million (approximately $2 million); or (b) if such person is not a body corporate, to a fine of up to MYR 1 million (approximately $227,000) and/or imprisonment for a term up to five years, and for a second or subsequent offense, to a fine of up to MYR 2 million (approximately $454,000) and/or imprisonment for a term up to five years.

Regulations on Personal Data Protection

The Personal Data Protection Act 2010 (the “Malaysia PDPA”) sets out key data protection principles which data users must observe. These include (i) obtaining consent prior to processing an individual’s personal data; (ii) providing written notices to individuals in both English and Malay; (iii) only disclosing personal data for the reason it was collected; (iv) processing personal data in a safe and secure manner; (v) keeping personal data not longer than is necessary; (vi) taking reasonable steps to ensure that personal data is accurate and (vii) providing data subjects access to their personal data.

“Personal data” means any information in respect of commercial transactions, which (a) is processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose; (b) is recorded with the intention that it should wholly or partly be processed by means of such equipment; or (c) is recorded as part of a relevant filing system or with the intention that it should form part of a relevant filing system, which relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. However, it does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010.

In case of a breach of the Malaysia PDPA, the Personal Data Protection Commission may impose a fine of up to MYR 500,000 (approximately $113,000) and/or an imprisonment for a term of up to three years.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLATFA”), makes it an offense for any person to engage in or abet the commission of money laundering and terrorist financing, and seeks, among other things, to implement measures for the prevention of money laundering and terrorism financing offenses. These measures include the imposition of obligations on reporting institutions (including certain Grab entities in Malaysia) such as an obligation to report transactions exceeding a specified threshold and suspicious transactions, customer due diligence obligations and record keeping obligations. Reporting institutions under the AMLATFA include approved issuers of e-money under the FSA and licensed moneylenders under the Moneylenders Act 1951. BNM is empowered under Section 83 of the AMLATFA to issue guidelines, circulars or notices to give full effect to or for carrying out the provisions of the AMLATFA. In this regard, BNM has issued policy documents on anti-money laundering, countering financing of terrorism and targeted financial sanctions applicable to licensed moneylenders and approved issuers of e-money.

Worker Classification

An “employee” means a person engaged under a contract of service while an “independent contractor” means a person engaged pursuant to a contract for services. There is no single legal test to determine whether a person is engaged as an employee or an independent contractor. The Employment (Amendment) Act 2022 (the “EA”) introduced a presumption as to who is an employee or an employer in the absence of a written contract of service relating to any category of employee within the ambit of the EA. The factors which would trigger the presumption includes whether the manner of work or hours of work are subject to control, whether tools, materials or equipment to execute work is provided, whether the work constitutes an integral part of the business, whether the work is performed solely for the benefit of a person’s business, or whether payment is made in return for work done at regular intervals and such payment constitutes the majority of a person’s income. In determining the status of an employee or independent contractor, the Industrial Court of Malaysia will examine all facts and circumstances and the conduct of the parties, including but not limited to the aforesaid factors, whether there is a fixed compensation package or whether the individual undertook a business risk, exclusivity, whether any statutory contributions have been made, and the contractual terms of the engagement.

The Philippines

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

The Foreign Investments Act, as amended, defines a Philippine national as, among others, a citizen of the Philippines or a corporation organized under the laws of the Philippines of which at least sixty percent (60%) of the capital stock outstanding and entitled to vote is owned and held by citizens of the Philippines. Under Memorandum Circular No. 8, series of 2013 issued by the Philippine Securities and Exchange Commission (the “Philippine SEC”), the minimum Filipino percentage of ownership applies to both (a) the total number of outstanding shares of stock entitled to vote in the election of directors, and (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.

Commonwealth Act No. 108, known as the Anti-Dummy Law (“ADL”), imposes imprisonment for a term up to 15 years, fine up to the value of the franchise, forfeiture of the franchise, and possible closure of business, upon, among others, (i) any entity exercising a right or franchise that is reserved for Philippine citizens or entities without complying with the required ownership by Philippine citizens, (ii) any person who allows his name or citizenship to be used for the purpose of evading such ownership requirement, or (iii) who falsely simulates the existence of the required minimum percentage of Philippine ownership. The ADL also penalizes persons, corporations or partnerships that allow foreigners to intervene in the management, control or administration of such entity and any person who knowingly aids, assists or abets in the planning, consummation or perpetration of such acts by imprisonment and/or fine.

Commonwealth Act No. 146, as amended (the “Public Service Act”), lists common carriers in the definition of the term “public service.” On March 21, 2022, Republic Act No. 11659 amending the Public Service Act was signed into law (the “PSA Amendment”), and became effective in the following month. The PSA Amendment provides for an exclusive enumeration of what constitutes a public utility and states that “[n]o other person shall be deemed a public utility unless otherwise subsequently declared by law.” Under Section 4 of the PSA Amendment, only the following are public utilities: (i) distribution of electricity; (ii) transmission of electricity; (iii) petroleum and petroleum products pipeline transmission systems; (iv) water pipeline distribution systems and wastewater pipeline systems, including sewerage pipeline systems; (v) seaports; and (vi) public utility vehicles (but excluding transport vehicles accredited with and operating through TNCs such as TNVSs). The law expressly provides that “[n]otwithstanding any law to the contrary, nationality requirements shall not be imposed by the relevant administrative agencies on any public service not classified as a public utility.” Thus, those not classified as public utility are public services not subject to foreign ownership restrictions except those applicable to (i) entities controlled by or acting on behalf of foreign governments or foreign-state owned enterprises, and (ii) sovereign wealth funds and independent pensions funds of each state, foreigners may fully own and control key industries across economic sectors except public utilities. The implementing rules to the PSA Amendment was published on March 20, 2023 and took effect on April 4, 2023.

Transport vehicles accredited with and operating through TNCs such as TNVSs are not considered as public utility vehicles and will therefore not fall under the category of public utilities. TNCs pertain to persons or entities that provide pre-arranged transportation services for compensation using an internet-based technology application or digital platform technology to connect passengers with drivers using their personal vehicles, while TNVS refers to a TNC-accredited private vehicle owner, which is a common carrier, using the internet-based technology application or digital platform technology, transporting passengers from one point to another, for compensation.

However, other public services may later on be classified as public utilities by congressional act. Particularly, the President may, upon recommendation of the National Economic and Development Authority (“NEDA”), recommend to Congress the classification of a public service as public utility on the basis for the following criteria: (i) the person or juridical entity regularly supplies and transmits and distributes to the public through a network a commodity or service of public consequence; (ii) the commodity or service is a natural monopoly that needs to be regulated when the common good so requires. For this purpose, natural monopoly exists when the market demand for a commodity or service can be supplied by a single entity at a lower cost than by two or more entities; (iii) the commodity or service is necessary for the maintenance of life and occupation of the public; and (iv) the commodity or service is obligated to provide adequate service to the public on demand.

The Philippine Constitution also restricts foreign participation in corporations engaged in advertising. Only Philippine citizens or corporations or associations at least 70% of the capital of which is owned by Philippine citizens are allowed to engage in advertising. Furthermore, the participation of foreign investors in the governing body of entities engaged in advertising is limited to their proportionate share in the capital of such entities, and all the executive and managing officers of such entities must be Philippine citizens.

Ride-hailing Industry

Under Department of Transportation Order No. 2018-13 dated June 11, 2018, TNCs and the accredited TNVS are deemed as engaging in the operation of a public utility, and are thus subject to the foreign ownership restriction under the Philippine Constitution. However, this is subject to change upon the effectiveness of the PSA Amendment.

TNCs are required to secure a Certificate of TNC Accreditation from LTFRB, while TNVSs are required to secure a Certificate of Public Convenience from the LTFRB. Any violation or non-compliance by a TNC and a TNVS of any guidelines set by the LTFRB shall be a ground for imposition of administrative fines of up to PHP 10,000 (approximately $200), suspension, or cancellation of accreditation.

On August 10, 2018, the DOTr imposed a moratorium on the acceptance of TNC Accreditation applications to allow for their careful study, and to allow the LTFRB to closely monitor the operation of existing TNCs. On November 12, 2021, the DOTr circulated Memorandum Circular No. 2021-066, lifting the moratorium on the entry of TNCs in the ride-hailing industry. The memorandum aims to encourage healthy competition among TNCs and imposes new requirements for accreditation, which include proof of financing, an accreditation fee of PHP 30,000 (approximately $500), and that 60% of the capital stock of applicant corporations be owned by Philippine citizens. With the effectiveness of the PSA Amendment, this 60% nationality requirement applicable to our ride sharing and express delivery should no longer apply. The provisions on Department of Transportation Order No. 2018-13 dated June 11, 2018 which provides that TNCs and the accredited TNVS are deemed as engaged in the operation of a public utility, and are thus subject to the foreign ownership restriction under the Philippine Constitution, has been expressly repealed by the PSA Amendment.

Motorcycle-hailing Applications

Under Republic Act No. 4136 (the “Land Transportation and Traffic Code”), motorcycles shall not be used for hire and shall not be used to solicit, accept, or be used to transport passengers or freight for pay. Further, the Omnibus Guidelines on the Planning and Identification of Public Road Transportation Services and Franchise Issuance dated June 19, 2017, of the Department of Transportation, exclude motorcycles from the allowable vehicles to be used as a TNVS. In 2019, the Motorcycle Taxi Technical Working Group (“TWG”) implemented a pilot run for motorcycle taxis that ended in January 2020 but was resumed on November 23, 2020. There is currently no official end date of the pilot. The Certificate of Compliance issued to motorcycle TNCs, including for our two-wheel mobility offerings, will be valid for the duration of the pilot run unless sooner revoked. In Department Order (DO) No. 2022-021, Department of Transportation, under the new administration following the 2022 Presidential elections, reconstituted and reconvened the TWG to oversee and monitor the continuous pilot implementation of motorcycle taxi operations.

Any violation or non-compliance with Land Transportation Traffic Code or any guidelines set by the LTO shall be a basis for imposition of administrative fines, impounding of the vehicle, and imprisonment.

Private Express and/or Messenger Delivery Service (“PEMEDES”)

Presidential Decree No. 240 issued on July 9, 1973 states that no express and/or messenger delivery service firm shall operate in the Philippines without possessing “Authority to Operate and/or Messenger Delivery Service” to be issued by the Postmaster General (now the Department of Information and Communications Technology, or the DICT). By virtue of Republic Act No. 7354, or the Postal Service Act of 1992, the Department of Transportation and Communications (“DOTC”) (whose functions relating to the operation and maintenance of a national postal system including delivery services are transferred to the DICT) was given the exclusive power and authority to regulate the postal delivery services industry or those engaged in domestic postal commerce, including the registration and prequalification of any natural or juridical person, other than freight forwarders, who engage in the business of letter and parcel messengerial services, door-to-door delivery, or the transporting of the property of others that are similar to mail or parcel. “Mail” or “mail matters” refer to all matters authorized by the government to be delivered through the postal service and shall include letters, parcels, printed materials, and money orders. “Parcel” means a rectangular box, the dimension and weight of which is as specified by the Philippine Postal Corporation or the government containing goods or some form of transportable property intended for delivery to an addressee prominently displayed on at least one of its sides.

Under DOTC Department Circular No. 2001-01 (“DC 2001-01”), which the DICT adopted, an “Express and/or Messengerial Delivery Service Firm” is defined as a firm that owns, operates, manages or controls in the Philippines, for hire or compensation, with general or limited clientele, whether permanent, occasional or accidental, and for general business purposes, any service for the personal delivery to other persons, of written messages and any mail matter, except telegram. The DICT has proposed revised rules in processing, hearing, and adjudicating applications for applications for authority to operate PEMEDES and the investigation of complaints in connection with the operation of such services. DC 2001-01 provides that only Philippine citizens or entities at least 60% of whose capital stock is owned by Philippine citizens may apply to operate a PEMEDES. The holder of a PEMEDES license is prohibited from leasing, transferring, selling, or assigning its rights, unless it obtains the approval of the DICT Secretary. Every operator of PEMEDES must also secure from the DICT a Messenger’s Work License for every person it employs as a messenger. The Messenger’s Work License will be valid for two years and may be renewed for the same period after the messenger concerned is ascertained to have no derogatory record.

Any violation or non-compliance by a PEMEDES of any guidelines set by the DICT shall be a ground for imposition of administrative fines and revocation of authority.

On April 8, 2022, the DICT issued Department Circular No. 001 series of 2022 to rationalize, streamline and liberalize the registration, regulation and monitoring of qualified PEMEDES operators. Under the said circular, the Postal Regulation Division (“PRD”) was restructured into the ICT Infrastructure and Services Enabling Division (“IISED”) and placed under the direct control and supervision of the Office of the Undersecretary of Digital Philippines (“OUDP”), which is mandated to lead in accelerating the promotion, liberalization, rationalization, and streamlining of the registration/accreditation, monitoring, and regulation of ICT infrastructure and services. The Committee on Postal Regulation was dissolved and its duties, powers, functions and responsibilities are now exercised by the OUDP through the IISED. The IISED shall undertake the processing and evaluation of applications for registration/accreditation of PEMEDES operators, and their subsequent monitoring and regulation.

Regulations on Electronic Money Issuers and Payment Services Operators

The BSP, or the central monetary authority of the Philippines, regulates the issuance of electronic money and the operations of electronic money issuers ("EMIs") such as us due to our GrabPay offering in the Philippines. The Manual of Regulations for Non-Bank Financial Institutions (the “MORNBFI”) promulgated by the BSP defines e-money as monetary value as represented by a claim on its issuer, that is: (i) electronically stored in an instrument or device; (ii) issued against receipt of funds of an amount not lesser in value than the monetary value issued; (iii) accepted as a means of payment by persons or entities other than the issuer; (iv) withdrawable in cash or cash equivalent; and (v) issued in accordance with the BSP’s regulations. Prior BSP approval is required before operating as an EMI. Any violation of or non-compliance with the National Payments Act or any guidelines set by the BSP shall be a basis for imposition of administrative or civil fines of up to PHP 2 million (approximately $36,000), suspension of directors and officers, revocation of authority, and possible imprisonment for a term up to 10 years.

Since December 16, 2021, the BSP has imposed a two-year moratorium on the issuance of EMI licenses to non-banks in order to monitor existing market players in the e-money landscape and to assess their impact on the financial ecosystem. For EMI applicants who were unable to submit their application before the December 15, 2021 deadline, the BSP allows them to continue to participate in the digital payments ecosystem by applying for an exception under the Regulatory Sandbox Framework (the “Framework”). Under this Framework, applicants must meet eligibility standards to be able to participate in the regulatory sandbox. This moratorium, however, does not affect existing EMI license holders such as GrabPay.

The BSP amended the regulations applicable to EMIs, through its issuance of BSP Circular No. 1166, series of 2023 (“the EMI Circular”). The EMI Circular took effect on March 2, 2023. Under the EMI Circular, EMIs are classified as “large scale” or “small scale,” depending on whether or not the 12-month average value of aggregated inflow and outflow transactions is equal to or greater than PHP 25 billion (approximately $449 million). The EMI Circular requires, among other things, “large scale EMIs” to have a minimum capitalization of PHP 200 million (approximately $4 million), and “small scale EMIs” to have a minimum capitalization of PHP100 million (approximately $2 million). The EMI Circular also requires EMIs to comply with BSP regulations related to electronic payment and financial services, including anti-money laundering and corporate governance measures. Furthermore, the EMI Circular imposes stricter disclosure, notification and reporting obligations on EMIs.

Regulations on Financing Companies

Republic Act No. 5980, as amended (the “Financing Company Act”), requires financing companies to secure the respective license from the Securities and Exchange Commission of the Philippines (the “Philippine SEC”). Financing companies refer to “corporations, except banks, investments houses, savings and loan associations, insurance companies, cooperatives, and other financial institutions organized or operating under other special laws, which are primarily organized for the purpose of extending credit facilities to consumers and to industrial, commercial, or agricultural enterprises, by direct lending or by discounting or factoring commercial papers or accounts receivable, by buying and selling contracts, leases, chattel mortgages, or other evidences of indebtedness, or by financial leasing of movable as well as immovable property.” Accordingly, our lending offerings are subject to the Financing Company Act. There are no foreign equity restrictions applicable to financing companies.

The Financing Company Act authorizes the Philippine SEC to regulate financing companies, including the maximum rate or rates of purchase discounts, lease rentals, fees, service and other charges of financing companies, and to change, eliminate or grant exemptions from or suspend the effectivity of such rules whenever warranted by prevailing economic and social conditions. The said law also regulates the minimum paid-up capital of financing companies. Any violation of or non-compliance with the Financing Company Act or any guidelines set by the Philippine SEC shall be a basis for imposition of administrative fines of up to PHP 100,000 (approximately $2,000), imprisonment for a term up to six months, and revocation of authority.

On December 22, 2021, the BSP issued BSP Circular No. 1133, series of 2021, which imposes ceilings on interest rates and other fees charged by lending companies, financing companies, including their online lending platforms. This policy intends to cover short term, small value, and high-cost consumer credit targeting primarily the low-income borrowers. Therefore, unsecured, general-purpose loans offered by lending companies, financing companies, and their online lending platforms, that do not exceed the amount of PHP 10,000 (approximately $200) and loan tenor of up to four months shall be subject to the prescribed ceilings on interest rates and other fees. Non-compliance with the ceilings imposed may result in the imposition of a fine of PHP 50,000 (approximately $900) for the first offense, PHP 100,000 (approximately $2,000) for the second offense, and PHP 1 million (approximately $18,000) for the third offense. For the third offense, potential penalties also include suspension of financing activities, and revocation of the certificate of authority to operate as a financing company.

Moratorium on Online Lending Platform

Due to numerous complaints related to alleged violations of existing regulations by online lending platforms, the Philippine SEC, through Memorandum Circular No. 10, series of 2021 dated November 2, 2021, imposed a moratorium on the registration of new online lending platforms, including existing financing companies and lending companies that will engage in online lending platforms. Under the said SEC Memorandum Circular, only the recorded lending and financing companies with online lending platforms as of November 2, 2021 (including a subsidiary of Grab) may operate and be used for online lending or financing, which shall be subject to strict monitoring by the Philippine SEC of their compliance with all applicable laws, rules, and regulations. The moratorium will be in effect until it is formally lifted by the Philippine SEC.

Regulations on Operators of Payment Systems

Republic Act No. 11127 (the “National Payment Systems Act”) provides a comprehensive legal and regulatory framework for payment systems and governs services such as GrabPay and GrabLink. The law defines "payment systems" as the set of payment instructions, processes, procedures and participants that ensure the circulation of money or the movement of funds, and "operators" as persons who provide clearing or settlement services in a payment system or define, prescribe, design, control, or maintain the operational framework of the payment system. All operators of payment systems (“OPS”) must register with the BSP. BSP Circular No. 1049 issued on September 9, 2019 provides for the rules and regulations on the registration of OPS to implement the National Payment Systems Act. Any violation of or non-compliance with the National Payments Act or any guidelines set by the BSP shall be a basis for imposition of administrative or civil fines of up to PHP 2 million (approximately $36,000), suspension of directors and officers, revocation of authority, and/or imprisonment for a term up to 10 years.

On September 17, 2021, the BSP issued BSP Circular No. 1127, series of 2021, which provides for the governance policy for OPS as part of the implementation of the National Payment Systems Act. Under the said BSP Circular, all OPS are required to comply with a risk appetite statement which details the types of risks OPS are willing to accept and avoid in order to keep their business objectives. This should include statements that report measures on systemic, financial, and operation risks that could build up in the payment system in the course of their business. A risk governance framework that lays out the business strategy that will be adopted by a firm’s board of directors will also be required. OPS will also be required to have a board of directors composed of five to fifteen members, wherein one of them or at least 20% of the board should be independent directors.

Anti-Money Laundering Act 2001, as amended

Republic Act No. 9160 (Anti-Money Laundering Act of 2001), as amended (the “AMLA”), requires covered institutions which include banks, non-banks, quasi-banks, trust entities, and all other institutions and their subsidiaries and affiliates supervised or regulated by the BSP, to provide for customer identification, keep records, and report covered and suspicious transactions. Covered persons are also required to report to the Anti-Money Laundering Council covered transactions and suspicious transactions. Violations of the AMLA may lead to administrative and criminal penalties. Each of the BSP, the Philippine SEC and the Insurance Commission has also issued its own set of regulations implementing the AMLA to cover institutions under their respective supervision.

Regulations on Insurance

The applicable laws governing insurance contracts and matters related to insurance business are Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines. The Insurance Code mandates that only persons duly licensed by the Insurance Commission, such as insurance agents and brokers, may engage in the solicitation or procurement of applications for insurance. No person shall act as an insurance agent unless it has first secured from the Insurance Commission a license to act as an insurance agent, which must be renewed every three years thereafter. Acting as an insurance agent without authority is unlawful and is penalized by fine of up to PHP 250,000 (approximately $4,000) and/or imprisonment for a term up to six months. Microinsurance agents/brokers must likewise be licensed by the Insurance Commission and must comply with Insurance Commission Circular Letter No. 2015-54 dated October 16, 2015 (Adoption and Implementation of Enhanced Microinsurance Regulatory Framework).

Regulations on Personal Data Protection

The Republic Act No. 10173 (the “Data Privacy Act of 2012” or the “DPA”), its implementing rules and regulations, and the issuances of the National Privacy Commission (the “NPC”) govern the processing of all types of personal information. The DPA applies to any natural or juridical person involved in the personal information processing such as personal information controllers and processors who, although not found or established in the Philippines, use equipment that are located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The DPA expressly requires that, before a personal information controller or processor can collate, process, and then use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data). Such entity must also register with the NPC and appoint a data protection officer.

The DPA and its implementing rules require personal information controllers and processors to have a data protection officer or compliance officer who shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security. Personal information controllers and processors must also (i) conduct a privacy impact assessment as part of the organizational security measures pursuant to NPC Advisory No. 2017-03, and (ii) register its personal data processing system if (a) it employs at least 250 persons, (b) it employs less than 250 persons but the processing undertaken is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, (c) it involves the processing of sensitive personal information of at least 1,000 individuals or (d) the processing involves automated decision making or profiling, pursuant to NPC Circular No. 2022-04. Personal information controllers and processors are also required to constitute a data breach response team. The team must be ready to assess and evaluate a security incident, restore integrity to the information and communications system, mitigate and remediate any resulting damage, and comply with data breach reporting requirements and proper documentation under NPC Circular No. 2016-03.

The NPC may impose administrative fines for data privacy infractions committed by personal information controllers and personal information processors. If the violation is grave or major, the NPC will impose administrative fines ranging from 0.5% to 3% and 0.25% to 2%, respectively, of the annual gross income of such controllers or processors. As for other violations, the maximum penalty that may be imposed for a breach of PDPA is a fine of up to PHP 5 million (approximately $90,000) and/or imprisonment for a term up to seven years.

Regulations on Cybersecurity

BSP Circular No. 808, Series of 2013 provides for the guidelines on technology risk management applicable to all BSP-supervised institutions and requires BSP supervised institutions to establish a robust technology risk management system covering the following components: (i) technology governance, (ii) risk identification and assessment, (iii) technology control implementation, and (iv) risk measurement and monitoring.

Insurance Commission Circular Letter No. 2014-47 (Guidelines on Electronic Commerce of Insurance Products) requires insurance providers to comply with the DPA, maintain adequate security mechanisms to ensure security of payment mechanisms and personal information, and provides guidelines on the collection and processing of data. The Insurance Commission may order insurance providers to cease conducting online distribution of insurance products in case of a finding of fraud and injury to the public.

Regulations on Competition Law

The Philippine Competition Act (the “PCA”) is the primary competition policy of the Philippines. It came into effect on August 8, 2015, and was enacted to provide free and fair competition in trade, industry and all commercial economic activities. The PCA prohibits practices that restrict market competition through anti-competitive agreements or conduct and abuse of a dominant position, and requires parties to notify and obtain clearance for certain mergers and acquisitions. The PCA prescribes administrative fines of up to PHP 275 million (approximately $5 million) and criminal penalties of imprisonment for a term up to seven years for violations of its provisions.

The PCA also requires compulsory notification of mergers and acquisitions which meet certain thresholds. Starting on March 1, 2023, the new thresholds are PHP 7 billion (approximately $126 million) for the “size of party test” and PHP 2.9 billion (approximately $52 million) for the “size of transaction test.” These thresholds are subject to annual adjustment based on the Gross Domestic Product of the Philippines.

Furthermore, the PCC has the power to review, at its own discretion, mergers and acquisitions which it believes, based on reasonable grounds, are likely to substantially prevent, restrict or lessen competition in the market.

Regulations on Employment

Independent Contractor

Contracting and subcontracting of work is allowed but is heavily regulated by the Philippine Labor Code and Department of Labor and Employment Department Order No. 174, series of 2017. There is legitimate contracting where the contractor (i) conducts an independent business, (ii) with adequate capital to do the job and pay its people, and (iii) exercises direct control over the performance of the workers. “Control” refers to the right reserved to the person for whom the services of the contractual workers are performed, to determine not only the end to be achieved, but also the manner and means to be used in reaching that end. On the other hand, the law prohibits labor-only contracting, which is where the person supplying workers to an employer does not have substantial capital or investment, and the workers recruited and placed by such contractor/subcontractor are performing activities which are directly related to the principal business of such employer, or when the contractor or subcontractor does not exercise the right to control over the performance of the work of the employee. In such cases, the contractor, subcontractor, or intermediary shall be considered merely as an agent of the employer who shall be responsible to the workers in the same manner and extent as if the latter were directly employed by him.

Vietnam

Foreign Investment Regulations

Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being Law on Investment No. 61/2020/QH14, and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO (the “WTO Commitments”). Foreign investment is divided into three general categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a local party in order to conduct the relevant business, restrictions on the scope of investment activities, the requirement to obtain certain government approvals for foreign ownership, operational license requirements for foreign invested enterprises (“FIEs”), or a combination thereof. For example, foreign ownership in companies providing passenger transport services is subject to a 49% ceiling, and foreign ownership in companies engaging in e-payment or debt trading businesses is not specifically provided for in either domestic legislation or the WTO Commitments and is therefore subject to government approval on a case-by-case basis.

Any investment activities which are not compliant with the Law on Investment and its sub-law guidance may cause a company to be subject to fines, such as a fine of up to VND 300 million (approximately $13,000) that may be applied to investment in banned business sectors. There may be some remedial measures that will also be further applied depending on the level of violations, among others, which are forced to complete the registration or notification procedures.

Regulations on Core Business Activities

Mobility Segment

Registration or Notification of E-Commerce Websites and Mobile Applications

Under Decree No. 52/2013/ND-CP guiding e-commerce (as amended in 2018 and 2021) (“Decree 52”), and Circular 59/2015/TT-BCT as amended in 2018 and in 2022 (“Circular 59”), there are two forms of e-commerce operation in Vietnam: (i) e-commerce direct sale websites or mobile applications, and (ii) e-commerce service provision websites or mobile applications, such as e-commerce marketplace websites or mobile applications, online auction websites or mobile applications, and online promotional marketplace websites or mobile applications. The establishment and operation of e-commerce websites or mobile applications require regulatory approvals from the Ministry of Industry and Trade (the “MOIT”) of Vietnam. In particular, companies that own or operate e-commerce direct sale websites or mobile applications must notify the MOIT of the establishment of such e-commerce direct sale websites or mobile applications while companies that own or operate e-commerce service provision websites or mobile applications must register with the MOIT for their establishment. If there are any changes or supplements to the services provided via the registered or notified e-commerce website or mobile application, the operator of such website or mobile application must notify the MOIT of Vietnam within seven business days. Accordingly, our two-wheel mobility, GrabFood, GrabMart, GrabGifts and Rewards offerings are subject to Decree 52 and Circular 59.

Failure to comply with the aforesaid registration or notification procedures, as applicable, may result in the imposition of a fine of up to VND 60 million (approximately $3,000) and/or a suspension of six to twelve months in the event of recidivism.

Decree No. 09/2018/ND-CP, which sets forth regulations on Law on Commerce and Law on Foreign Trade Management on trading goods and activities directly related to trading of goods of foreign investors and FIEs in Vietnam (“Decree 09”), expressly requires a trading license for FIEs engaging in certain trading activities and e-commerce activities including, among others: (i) retail of goods, (ii) provision of trade promotion services, except advertisement, (iii) provision of trading intermediary services and (iv) e-commerce services. The relevant authority for issuing the trading license is the provincial Department of Industry and Trade (“DOIT”), where the FIE’s head office is located. For issuance of the trading license, the DOIT must seek approval from the MOIT. The initial term of a trading license is generally five years unless another term is applicable pursuant to treaty. Accordingly, our GrabFood and GrabMart are subject to Decree 09.

Decree 09 also provides an exemption from the requirement to obtain a trading license for FIEs which have obtained an enterprise registration certificate, an investment registration certificate or equivalent documents prior to the effective date of Decree 09 for their trading rights in accordance with Vietnamese law. Those FIEs can continue carrying out their trading activities as previously approved but certain changes including, among others, scope of trading operations, shareholding or legal representative could require the company to apply for a trading license. Due to changes in enterprise information, which requires obtaining a trading license, we are in the process of obtaining one under Degree 09. Failure to obtain a trading license may result in a fine of up to VND 30 million (approximately $1,000) and/or return of all the profits earned from activities conducted without a proper license.

Starting on January 1, 2022, foreign investment in e-commerce is subject to discretionary approval of competent licensing authorities (in contrast to “matter of course” approval). In particular, (i) a foreign investor can invest in e-commerce services by either setting up a new entity or acquiring shares/equity interest of an existing e-commerce entity; and (ii) in addition to consensus of the MOIT, an appraisal of the Ministry of Public Security (“MPS”) is also required for national security purpose if the foreign investor currently has “control” in at least one e-commerce entity holding a “top 5” position in the Vietnam e-commerce market as announced by the Ministry of Industry and Trade. However, the MOIT has not announced such top 5 list.

In addition, for an existing Vietnam-based e-commerce company that holds a “top 5” position in the Vietnam e-commerce market, a similar MPS approval is required before MOIT gives its consensus and the DOIT grants or amends the trading license. The amendment to the trading license is required if there is any change in registered contents such as entity’s name, business identification number, address of headquarters, legal representative, controlling owners, capital contributors, founding shareholders. This additional provision may result in additional time and effort for leading e-commerce businesses in its licensing process.

With regard to the above regulations, it seems that the MPS approval is required only with respect to investments with acquisition of “control” over an existing e-commerce entity holding a “top 5” position in the Vietnam e-commerce market.

Automobile Transport Services

Starting from April 1, 2020, any company who provides a software application supporting automobile transport connection, which includes our four-wheel offerings, shall be regulated by Decree No. 10/2020/ND-CP on automobile transport business and business conditions, as amended in 2020 (“Decree 10”). Under Decree 10, if a software application company is directly involved in deciding the transport booking fares, it is required to obtain an automobile transport business license as issued by the provincial Department of Transport where its head office is located. Decree 10 further provides that in the case two or more transport service providers cooperate to operate a transport business, they must enter into a business cooperation agreement which specifies the responsibilities of the parties, including with respect to direct management of automobile vehicles and drivers for freight and passenger transport and booking fares.

Conducting an automobile transport business without an automobile transport business license shall be subject to fines of up to VND 24 million (approximately $1,000). The automobile transport business license shall be revoked if the transport service provider fails to operate transport activities within six months from the issuance date of such license, or has commenced the operation but it is halted for six consecutive months.

Motorcycle Transport Service

Under Circular No. 08/2009/TT-BGTVT (as amended by Circular No. 46/2014/TT-BGVT) (“Circular 08”), individuals are entitled to use motorcycles to provide freight and passenger transport services (such as our two-wheel mobility, GrabFood, GrabMart and GrabExpress) upon satisfaction of certain conditions, including (i) having a badge/sign or uniform provided by the relevant provincial People’s Committee in order to be identified among other traffic participants; and (ii) having a valid driver’s license. However, currently, Vietnamese law does not have specific regulations covering companies providing a software application supporting motorcycle transport connection and therefore, Decree 52 applies to this activity. Therefore, in case of non-compliance, the regulations in the e-commerce sector will apply.

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

Food Deliveries and Package Deliveries

Under the Law on Post No. 49/2010/QH12 and Decree No. 47/2011/ND-CP providing details for implementation for Law on Post, as amended in 2018 and 2022 (“Decree 47”), postal activities include activities, among others, (i) delivery of mails and paper documents, and (ii) delivery of goods parcel and package (such as GrabExpress). Vietnamese postal regulations require entities and individuals providing delivery or postal services (except individuals providing the services free of charge) to obtain a postal license or certificate on postal operation notification, depending on weight and type of items being delivered as well as territory in which the postal service provider operates. Failure to obtain the postal license or certificate on postal operation notification shall be subject to fines of up to VND 30 million (approximately $1,000), return of all profits earned from the activities without proper license or notification, and/or suspension or termination of the services.

Although the postal regulations require individual drivers to obtain a postal license or certificate on postal operation notification, Decree 47 is silent on the procedure for individual drivers to obtain such license and certificate. In the meantime, Circular 08 is the prevailing regulation governing delivery of goods by motorcycle (as section "Motorcycle Transport Service" above).

Food Processing (including Food Packaging Service) and Trading (i.e., Food Wholesale and Retail)

Processing of food is mainly regulated by Law on Food Safety, Decree 15/2018/ND-CP and its guiding local documents. Food processing must be conducted with a Certificate of Eligibility of Food Hygiene and Safety Requirement (the “Food Safety Certificate”) issued by (i) the Ministry of Agriculture and Rural Development (“MARD”) or its subordinate agency (i.e., Department of Agriculture and Rural Development (“DARD”)) or (ii) MOIT or its subordinate agency DOIT, or Ho Chi Minh City’s People’s Committee and its designated agency Food Safety Management Authority of Ho Chi Minh City, depending on the kind of food products and trade as well as scale of production. The term of Food Safety Certificate is three years and any renewal must be conducted at least six months prior to the expiry date. A company engaging in producing and trading food may be exempted from obtaining a Food Safety Certificate if such company has already obtained one of GMP, HACCP, ISO 22000, IFS, BRC, FESS 22000 or an equivalent certificate. We have obtained a Food Safety Certificate that is valid until April 7, 2025.

Failure to obtain a Food Safety Certificate shall lead to administrative fines of up to VND 40 million (approximately $2,000) for each location involved in producing and/or selling foods and shall require return of all profits earned from activities conducted without a proper license. In addition, food produced by the unlicensed establishment will be recalled and the company will be compelled to change the use purpose, and to recycle or dispose of the recalled foods.

Real Estate Business and Warehousing

In Vietnam, GrabExpress has to comply with certain warehousing laws in connection with the fulfillment services it provides. A foreign-invested enterprise (“FIE”) engaging in “real estate business” and warehousing can be 100% foreign-owned. However, it may only conduct certain restricted activities as provided in Law on Real Estate Business, including (i) to lease houses and buildings for the purpose of sub-leasing them; (ii) in the case of land leased from the State, to invest in the construction of residential houses for the purpose of leasing them out; (iii) to invest in the construction of houses and buildings other than residential houses for the purpose of sale, leasing-out or grant of hire purchase; (iv) to receive transfer of a part of or the entire real estate projects from other investors in order to construct houses and buildings for the purpose of sale, leasing-out or grant of hire purchase; and (v) to invest in construction of residential houses on land allocated by the State for the purpose of sale, leasing-out or grant of hire purchase.

Therefore, an FIE is not allowed to acquire a building or construction work for re-sale or lease. Failure to conduct real estate business within foregoing permitted scope may result in (i) a fine of up to VND 600 million (approximately $25,000), (ii) suspension of real estate business operations from three to six months, and/or (iii) an order to conduct real estate business within the permitted scope.

Financial Segment (including e-payment service, debt trading and insurance business)

Intermediary payment services are mainly regulated by Law on Prevention of Money Laundering No. 14/2022/QH15, Decree 101 and its guiding local documents. Under Decree 101, intermediary payment services include, among others, e-wallet and e-payment gateway services. Non-financial companies that wish to provide intermediary payment services are required to satisfy certain requirements, among others, having a minimum charter capital of VND 50 billion (approximately $2 million) and qualification and experience requirements for the service providers’ managers, and then must obtain a license for intermediary payment services from the SBV (“IPS License”), which has a 10-year term. Changes in scope must be approved by the SBV prior to its effectiveness. Non-compliance with the above could potentially result in penalties including loss of, or restriction on, the license, compulsory return of illegitimate profits earned, and/or administration fines of up to VND 500 million (approximately $21,000) for each instance of non-compliance, imposed by the State Bank of Vietnam.

A company engaging in insurance agency service (and its staffs directly involved in insurance agency activity) is required to satisfy certain requirements including, among others, execution of the insurance agency agreement with the insurer; and the staff being Vietnamese citizen, residing in Vietnam from 18 years of age or above and holding an insurance agency certificate issued by an institution licensed by the Ministry of Finance. Non-compliance with the above could potentially result in penalties including loss of or restriction on the license, compulsory return of illegitimate profits earned, and/or administrative monetary penalties imposed by the Ministry of Finance against the company and/or its officers of up to VND 140 million (approximately $6,000) for each instance of non-compliance.

Vietnamese Competition Law

Competition Law No. 23/2018/QH14 (“Competition Law”) is envisaged to be primarily administered under the jurisdiction of the MOIT and the Vietnam Competition Commission (“VCC”). The VCC was established on April 1, 2023, and its chairman has been appointed by the Prime Minister. In addition to anti-competitive conduct and abuse of dominance, the VCC will oversee merger control in Vietnam, i.e., any transaction considered to be an economic concentration that reaches certain reportable thresholds based on the size of transaction, total assets in Vietnam, total sales (or total purchase volume) in Vietnam, and market share, requires a notification of economic concentration and regulatory consent prior to signing of the transactional documents. For economic concentration implemented outside of Vietnamese territory, the thresholds taken into account are total assets in Vietnam, total sales or purchases generated in Vietnam and market share in Vietnam. The Competition Law provides a two-phase appraisal process of a merger filing: (i) preliminary appraisal and (ii) official appraisal. The preliminary appraisal phase may take up to 30 days from the filing date but may be prolonged. A transaction that does not qualify for any of the safe harbors in the preliminary appraisal will undergo the official appraisal phase which takes up to 90 – 150 days, which may be extended at the regulator’s discretion. After the official appraisal phase, Vietnamese authorities may decide to conditionally allow, allow or prohibit the transaction.

Non-compliance with the notification to VCC before carrying out the execution of merger agreement under the transaction that is determined as an economic concentration may result in a fine from 1% to 5% of the total revenue in the relevant market(s) in the preceding financial year of each violating enterprise that is involved in the transaction. Similarly, the violations on anti-competitive agreements or abuse of dominance shall be subject to a fine amounting to 1% to 10% of the total revenue in the relevant(s) market in the preceding financial year. Based on the severity of the violations, the enterprises may also be subject to criminal liabilities, which include a monetary fine from VND 1 billion to VND 5 billion (approximately $42,000 to $212,000) or the involved business may be suspended for six months to two years; they might also be banned from operating in certain fields or raising capital for one to three years. Additionally, the person who commits the violations will also be subject to imprisonment for a term up to five years.

Marketing Survey

Currently, under WTO Commitments and Vietnamese law, marketing survey is not subject to foreign ownership limitation and requirements to conduct this business line provided that marketing survey service does not cover the public opinion polling (CPC 86402), which has not yet been market approach.

Vietnamese Law on Protection of Consumers’ Rights and Personal Data Protection

The Law on Protection of Consumers’ Rights No. 59/2010/QH12, as amended in 2018 (the “Law on Protection of Consumers’ Rights”), provides regulations on the rights and obligations of consumers, the responsibilities of organizations or individuals trading goods and/or services to consumers, the responsibility of social organizations in protecting the interests of consumers, resolving disputes between consumers and organizations or individuals trading goods and/or services, and the responsibility of the State on the protection of consumers’ interests. Under the Law on Protection of Consumers’ Rights, certain terms in contracts with consumers are voidable, such as waivers of liability for traders provided by law, restrictions on consumer complaints and lawsuits, and authorizations for traders to unilaterally amend contractual terms with customers.

Vietnam has recently issued the Law on Cyber Security and Decree No. 53/2022/ND-CP, which became effective on October 1, 2022, relating to cybersecurity, which provides guidelines on, among other requirements, implementing measures for cybersecurity protection and data localization. Competent authority has the right to either request for, or has access to any system that contains or commits violations against cybersecurity principles.

The Decree on Personal Data Protection (Decree No. 13/2023/ND-CP) (“PDPD”) will come into force on July 1, 2023 and is considered to be a unified set of regulations on personal data protection. This Decree still requires broader implementation and there is expected to be a period of uncertainty until detailed guidance is provided. Generally, any person, or organization collecting or processing personal information is obligated to notify the data subjects on, among others, its purposes for processing such data, processing methods, unexpected consequences or damages that are likely to occur from the processing of their personal information, and specific timing for the data processing. Any collection, publication, processing, transfer to a third party, or any other use of a data subject’s personal information requires prior consent of such data subject. Such consent must be clearly and specifically expressed, such as by in writing, by voice, by ticking of a consent box, and must be verifiable. The data subject is entitled to access and directly update or modify its respective information. Unless such actions are restricted by law, upon request made by the data subject, respective information must be removed within 72 hours, and updates or modifications must be done as soon as possible. In cases where the data cannot be updated or modified, the data controller and processor must notify the data subject within 72 hours of receipt. Impact assessments must be performed for all processing activities, as well as cross border transfers.

Failure to comply with prevailing data protection provisions may lead to a fine of up to VND70 million (approximately $3,000) according to Decree No. 15/2020/NĐ-CP. Under the Criminal Code 100/2015/QH13, serious violation of personal information may lead to criminal proceedings, including a fine of up to VND 1 billion (approximately $42,000) or imprisonment for a term up to seven years. The offender may also be prohibited from taking on certain roles for a term up to five years.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Vietnam’s Law on the Prevention of Money Laundering contains anti-money laundering and prevention of terrorism financing regulations and applies to all financial institutions and certain non-financial institutions engaged in specific business activities, which include payment services. The Department of Anti-Money Laundering established under the SBV monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions, suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-client procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which include foreign individuals on the list of “politically influenced persons” published by the SBV, or individuals or entities conducting transactions using new technologies (i.e., technology enabling such individuals or entities to conduct transactions without meeting in person with a member or staff of the bank). Non-compliance with the law on the prevention of money laundering may subject the company to fines of up to VND 1 billion (approximately $42,000), and to remedial measures of suspension or dismissal from management, executive, or controlling positions.

C.
Organizational Structure

We are a limited liability company incorporated in the Cayman Islands that is a holding company and does not have substantive operations. We conduct our businesses through our subsidiaries and consolidated affiliated entities and may also own minority interests in certain businesses. The laws and regulations in certain markets in which we operate, including Thailand, Vietnam, the Philippines, Indonesia and Malaysia place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. As a result, in Thailand and with respect to certain businesses in Indonesia, the Philippines, Vietnam and Malaysia, we conduct our business through consolidated affiliated entities in which in addition to our ownership of equity interests, some of which may be minority interests, we have certain rights pursuant to contractual arrangements with other shareholders of the relevant entities that allow us to consolidate the results of such entities under IFRS.

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

•
In Vietnam, we exercise control over relevant Vietnam operating entities based on voting thresholds set forth in Grab Company Limited, the Vietnam holding company’s charter, pursuant to which resolutions are passed by way of written resolutions agreed by members holding at least 75% of the company’s share capital or votes at a physical meeting where members holding at least 75% of the company’s share capital vote in favor of the resolution. Since we hold 49% of the share capital of the Vietnam holding company, our affirmative vote is required for passage of any resolution of the Vietnam holding company. In addition, pursuant to a Members’ Agreement entered into by us with our Vietnamese local partner, Ms. Ly Thuy Bich Huyen (“Vietnamese local partner”), to the extent permitted by local law, certain reserved matters, including important matters that relate to businesses and operations of Grab Vietnam are subject to our consent. In addition to the aforementioned charter and Members’ Agreement which provide us with control over our Vietnam operating entities, we also have a call option that provides us with the right to acquire the Vietnamese local partner’s shares in the Vietnam holding company, and this right is secured by a security arrangement over the Vietnamese local partner’s shares. The Vietnamese local partner’s shares in the Vietnam holding company are also pledged, which prevents the Vietnamese local partner from disposing of her shares without our consent.
•
In the Philippines, we exercise control over relevant Philippine operating entities pursuant to an Investment Agreement between us and our Philippine local partner, Mr. Jesse Stefan H. Maxwell, relating to Grab PH Holdings Inc. that gives us (a) the right to (i) appoint directors in proportion to our shareholding interest, (ii) exercise veto rights with respect to certain reserved matters that fundamentally affect the business of the company, (iii) receive the economic benefits and absorb losses of the Philippine entities in proportion to the amount and value of our investment, and (b) an exclusive call option to purchase all or part of the equity interests in certain circumstances. In addition, the above-mentioned control-related rights under the Investment Agreement have been included in the Amended Articles of Incorporation and By-Laws of Grab PH Holdings Inc. The Amended Articles of Incorporation and By-Laws have been approved by the Philippines SEC, the relevant terms of the Investment Agreement are memorialized in the Amended Articles of Incorporation and By-Laws which are public records that are binding not only on Grab PH Holdings Inc. and the shareholders but also on third parties in relation to the matters covered thereby. A breach of the Investment Agreement (including in respect of the above-mentioned control rights) would give rise to the right to bring a claim for breach of contract thereunder. Additionally, any action that contravenes the Amended Articles of Incorporation and By-Laws would be invalid and unenforceable and thereby be incrementally beneficial to the party seeking to enforce its terms.
•
In Malaysia, we own 50% of the voting shares in Jaya Grocer outright. The balance of the voting shares are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by our co-founder, Hooi Ling Tan. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability or right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. We also have a call option that provides us with the right, to the extent permitted by local law, to acquire the Jaya Grocer shares held by the Malaysian local partner and also a power of attorney that provides us with the right to direct the transfer of the shares of the Malaysian local partner (and therefore, indirectly, its shares in Jaya Grocer), to the extent permitted by local law, in the event of a default under the subscription agreement of the preference shares with the Malaysian local partner.

Such arrangements involve risks that are greater than those involved in holding a direct equity interest, including, among others, risks related to regulatory actions or disputes with the aforementioned local partners, which could, among other things, adversely impact our operations in the relevant jurisdictions and our consolidation of the financial conditions and results of operations of such entities in our consolidated financial statements, cause us to incur substantial costs in protecting our rights or result in our inability to enforce our rights. For a discussion of the foregoing restrictions and certain risks related thereto, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment” and “Item 3. Key Information – D. Risk Factors—Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia—In certain jurisdictions, we are subject to restrictions on foreign ownership.”

The following summary diagram illustrates our principal corporate structure as of the date of this annual report (with reference to the country and date of formation):

Grab Holdings Limited
(Cayman Islands)
March 12, 2021
100%
Grab Holdings Inc.
(Cayman Islands)
July 25, 2017
100%
A2G Holdings Inc.
(Cayman Islands)
May 3, 2018
100%
50%
50%
100%
AA Holdings Inc.
(Cayman Islands)
April 25, 2019
Jaya Grocer Holdings Sdn. Bhd.[5]
(Malaysia)
April 29, 2016
Grab Inc.
(Cayman Islands)
February 17, 2015
100%
GPay Network (S) Pte. Ltd.
(Singapore)
August 8, 2017
100%
GP Network Asia Pte. Ltd.
(Singapore)
January 23, 2017
17.2%
82.8%
PT Bumi Cakrawala Perkasa[1]
(Indonesia)
January 11, 2011
100%
GrabTaxi Holdings Pte. Ltd.
(Singapore)
June 14, 2013
100%
GrabCar Pte. Ltd.
(Singapore)
September 11, 2014
100%
Grab Rentals Pte. Ltd.
(Singapore)
June 23, 2016
51%
49%
PT Teknologi Pengangkutan Indonesia[1]
(Indonesia)
July 24, 2014
94.1%
PT Grab Teknologi Indonesia[1]
(Indonesia)
August 12, 2015
56.9%
0.001%
43.1%
PT Kudo Teknologi Indonesia
(Indonesia)
June 27, 2014
49%
PT Solusi Pengiriman Indonesia[1]
(Indonesia)
March 27, 2017
51%
49%
51%
Grab Company Limited[2]
(Vietnam)
February 14, 2014
40%
60%
Grab PH Holdings Inc.[4]
(Philippines)
November 8, 2019
40%
60%
MyTaxi.PH, Inc.[4]
(Philippines)
March 4, 2013
100%
MyTeksi Sdn. Bhd.
(Malaysia)
July 21, 2011
100%
GrabCar Sdn. Bhd.
(Malaysia)
April 16, 2014
44.4%
Grabtaxi Holdings (Thailand) Co., Ltd.[3]
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
(3)
Thailand: Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity (including, in the case of mobility and deliveries, Grabtaxi (Thailand) Co., Ltd.) established using a tiered shareholding structure, so that each Thai entity (including Grabtaxi Holdings (Thailand) Co., Ltd.) is more than 50% owned by a Thai person or entity. This tiered shareholding structure, together with certain rights attendant to the classes of shares we hold and as otherwise set forth in the organizational documents of the relevant entities within our shareholding structure in Thailand, enables us to control these Thai operating entities and consolidate their financial results in our consolidated financial statements in accordance with IFRS. The non-controlling interests of relevant Thai shareholders are accounted for in our consolidated financial statements.
(4)
Philippines: Our four wheel-mobility and delivery businesses are each conducted through a Philippine operating entity (including, in the case of our four wheel-mobility business, MyTaxi.PH, Inc.), the shares of which are 40% owned by us, with the balance owned by a Philippine holding company. The shares of the Philippine holding company are 40% beneficially owned by us (we have record and beneficial ownership over shares constituting 16% of total outstanding shares of the holding company, while our acquisition of record ownership over the remaining 24% (over which we already have beneficial ownership) is subject to the issuance of a Certificate Authorizing Registration), with the balance 60% of the shares held by an entity owned by a Philippine national who is a director of certain of our Philippine operating entities, including MyTaxi.PH, Inc. Through contractual rights with the Philippine shareholder together with certain other rights, we are able to consolidate the financial results of our Philippine operating entities in our consolidated financial statements in accordance with IFRS. The non-controlling interest of the Philippine shareholder is accounted for in our consolidated financial statements.
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

D.
Property, Plants and Equipment

We are dual-headquartered in Singapore and Indonesia. Our corporate headquarters in Singapore is located in 3 Media Close, #01-03/06, Singapore 138498, and our corporate headquarters in Indonesia is located at South Quarter Tower C, Mezzanine and 7th Floor, Jl. R.A. Kartini Kav. 8, Cilandak Barat, Cilandak, Jakarta Selatan, DKI Jakarta 12430, Indonesia. Our lease agreement for our Singapore headquarters has a term that expires in July 2032. Our Singapore headquarters is home to the largest of our ten research and development centers and can house up to 3,000 employees. As of December 31, 2022, we leased office facilities around the world totaling over 115,000 square meters, and we also have local offices in each of our markets outside of Singapore, including Indonesia, Malaysia, Thailand, Vietnam, the Philippines, Cambodia and Myanmar. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
Operating Results

The following discussion and analysis of our financial condition, changes in financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in “Item 3. Key Information—D. Risk Factors” and the section titled “Cautionary Note Regarding Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this annual report.

Recent Developments

COVID-19 Update

The ongoing COVID-19 pandemic has globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings. As countries in which we operate continue to recover from the COVID-19 pandemic, significant uncertainty remains over the emergence of new COVID-19 variants and related reinstatement of movement control orders and other social distancing measures. The COVID-19 pandemic has had a material adverse impact on certain parts of our business in 2020 and 2021 and continued to impact our results in 2022.

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

In 2022, we continued to experience the impact of the COVID-19 pandemic on our business segments. For our mobility segment, the easing of movement control orders and cross-border and domestic travel restrictions drove its GMV and revenue growth as consumers started to resume their daily commute and traveling. Our deliveries segment experienced a softening of food delivery demand as compared to 2021 with the resumption of dine-in by consumers. Our financial services segment continued to experience significant year-on-year pre-Interco TPV growth and revenue growth, primarily attributed to higher contributions from our lending business, and lowered incentives as a percentage of GMV.

We will continue to strive to mitigate the impact of COVID-19 on our overall business by adapting to changes in consumer demand and preferences. For example, as demand in our mobility segment decreased, we were able to utilize driver-partners providing mobility services to provide deliveries for our deliveries segment. In addition, stay-at-home or movement control orders and other COVID-19 measures may lead to a decrease in the number of active driver-partners, as it did in March and April 2020, with some recovery starting in May 2020. We also saw a decrease in the number of driver-partners in the third quarter of 2021 due to similar COVID-19 measures in response to a new wave of COVID-19, and we preemptively invested in driver incentives to grow the supply of active drivers on our platform in the fourth quarter of 2021. In 2022, we continued our focus on increasing active driver supply and optimizing our existing supply to cater to the strong demand recovery.

While the governments in the various countries in which we operate have eased movement control orders and cross-border and domestic travel restrictions, uncertainty remains and we may need to continue to adapt to changing circumstances. There can be no assurance that we will be successful in doing so, including by maintaining and optimizing utilization of the driver-partner base. See “Item 3. Key Information—D. Risk Factors” for more information.

Completion of Business Combination

On December 1, 2021, we completed the Business Combination and the PIPE Financing. On December 2, 2021, our Class A Ordinary Shares and Warrants commenced trading on the NASDAQ, under the symbols “GRAB” and “GRABW,” respectively.

Acquisition of majority economic interest in Jaya Grocer

On January 31, 2022, we completed the acquisition of a majority economic interest in Jaya Grocer, a leading supermarket chain in Malaysia. The acquisition enables us to bring more Jaya Grocer retail stores onto our marketplace, while also leveraging Jaya Grocer’s large supplier network to further expand our GrabSupermarket product line at lower costs. This in turn contributes to improved unit economics and overall affordability of our grocery delivery.

Key Factors Affecting Our Performance

Our ability to grow and engage platform consumers

The number of platform consumers, which we measure by MTUs, is a key driver of the activity on our platform and the scale of our business. More consumers accessing offerings on our platform not only drives increased revenue, but contributes to powerful synergies that accelerate with scale. We expect platform consumers to grow as the value offered to them on our platform increases through product innovation, improved user experience, and more offerings. Building on our brand and category leadership across online food delivery, mobility and e-wallet payments, we expect platform consumers to grow organically. We also intend to continue to use promotions to attract consumers to our platform base and to engage MTUs. Our GrabUnlimited subscription, GrabRewards and OVO rewards loyalty programs are important components of our consumer retention strategy, encouraging consumers to continue transacting on our platform.

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

Our ability to realize operating leverage on our platform

Since our founding, we have established numerous touch points with consumers, which allows us to facilitate a broad range of additional services through our platform. We believe we can leverage our platform and ecosystem to roll out new offerings rapidly and efficiently. For example, we have launched our GrabUnlimited offerings across our six core markets by the end of 2022, with the first launch in the second quarter of 2022 in Malaysia. Increasing the depth and breadth of offerings on our platform drives the attractiveness of our platform for merchant-partners and consumers.

We foster an ecosystem in which participants engage with each other through our platform. Consumers purchase goods and services from driver- and merchant-partners, and driver- and merchant-partners interact with each other to fulfill delivery orders. Driver- and merchant-partners also purchase financial services directly through our platform and transact across verticals, which underpins the strength of our competitive advantage.

During the initial stages of growth, we offered significant incentives and promotions to attract platform consumers as well as incentives to attract driver- and merchant-partners, and conducted advertising activities to enhance our brand awareness. To support the growth of our platform, we have invested in, and will continue to invest in research and development expenses.

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

Our ability to enter into strategic partnerships, investments, and acquisitions

Since our founding, we have made a number of critical strategic investments and acquisitions and entered into partnerships to enhance our platform and attract consumers. The most strategic of these was our acquisition of Uber’s Southeast Asia operations in 2018. In 2021, we also entered into a strategic partnership with PT Elang Mahkota Teknologi, an Indonesia group with a portfolio of media, all-commerce and content production businesses. In 2022, we completed the acquisition of a majority economic interest in Jaya Grocer in Malaysia, and entered into a strategic partnership and investment in PT Trans Retail, a hypermarket chain in Indonesia, which we believe will complement our business.

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

Our revenues are reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2022, 2021 and 2020, we incurred incentives of $2.0 billion, $1.8 billion and $1.2 billion, respectively (comprised of partner incentives of $0.8 billion, $0.7 billion and $0.6 billion, respectively, and consumer incentives of $1.2 billion, $1.1 billion and $0.6 billion, respectively), resulting in reductions to our reported revenues of the same amounts. With significant incentive payments to encourage use of our platform, our monthly transacting users (including OVO MTUs) increased to approximately 32.7 million in the year ended December 31, 2022, from approximately 28.1 million and 27.7 million in the year ended December 31, 2021 and 2020, respectively. Excluding OVO MTUs, our MTUs increased to approximately 29.9 million in the year ended December 31, 2022, from approximately 24.1 million and 24.5 million in the years ended December 31, 2021 and 2020, respectively.

The incentives that we provided to our partners and consumers represented a higher proportion of our GMV during the initial stages of growth of our business. As our platform grows, we have been able to take advantage of the synergies of our platform and more effectively use incentives to encourage the use of our platform and acquire driver- and merchant-partners on to our platform over time, leading to an increase in revenue as a percentage of GMV in 2022, 2021 and 2020. However, from time to time we may also increase incentives due to competitive factors in a particular country or area. In 2020, incentives accounted for $1.2 billion (13% of GMV) across mobility and deliveries segments whereas in 2021, this number increased to $1.6 billion (14% of GMV). In 2022, incentives accounted for $1.8 billion (13% of GMV) across mobility and deliveries segments to defend against competition and mitigate a reduced supply of driver-partners due to the COVID-19 pandemic.

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

Components of Results of Operations

Revenue

We primarily generate revenue from commissions and fees for our deliveries, mobility and financial services offerings. Revenue is presented net of driver-partner, merchant-partner and consumer incentives, which could result in negative revenue where these amounts exceed. For further details on our revenue recognition, see “— Significant Accounting Policies—Revenue” in our consolidated financial statements included elsewhere in this annual report.

Business Segments

•
Deliveries. We generate revenue from commissions and other fees from driver- and merchant-partners and consumers for connecting driver- and merchant-partners with consumers to facilitate delivery of a variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. In certain markets, our revenue includes delivery fees charged to consumers where we are responsible for delivery services, and income earned from the sale of a variety of daily necessities through the operation of a chain of stores. Our revenue from the deliveries segment is recognized on the completion of a successful transportation or delivery service by driver- and merchant-partners.
•
Mobility. We primarily generate revenue from commissions paid by driver-partners and platform fees from consumers for the use of our platform. Our revenue from the mobility segment is recognized net of driver-partner and consumer incentives and we recognize revenue upon the completion of each ride. We also generate other revenue through rental fees from our GrabRentals offering.
•
Financial Services. We primarily generate revenue from transaction and commission fees. For payment services, we generate revenue from transaction fees from merchant-partners and transaction platforms based on a percentage of transaction volumes. We also generate revenue from non-payments related financial services, namely lending, insurance, wealth management and other financial services. For lending and receivables factoring, we generate revenue primarily based on the interest income we receive from the loans we extend and from the factoring fee or discount when we purchase the receivables. For other financial services, we generate revenue through commissions received from the provision of the service.
•
Enterprise and New Initiatives. Our enterprise revenues primarily consist of advertising revenue earned from our GrabAds offering. We generate other revenue from lifestyle and other offerings through the commissions that we receive when such services are sold through our platform.

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

We expect that operating costs will increase in tandem with the growth of our businesses for the foreseeable future as we continue to invest and broaden our offerings and scale our operations. To the extent we are successful in becoming more efficient in supporting platform users and partners over time, we expect cost of revenue as a percentage of revenue to decrease.

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

We expect that general and administrative expenses as a percentage of revenue will decrease in the longer term as our business achieves scale and we focus our efforts on cost management.

Research and Development Expenses

Research and development expenses primarily consist of compensation cost (including share-based compensation) to engineering, design and product development employees and allocation of associated corporate costs.

Net Impairment Loss on Financial Assets

Net impairment loss on financial assets relate to impairment loss in respect of trade receivables and loans and advances to driver- and merchant-partners.

Other Expenses

Other expenses mainly include goodwill and fixed assets impairment.

Net Finance Costs

Net finance costs primarily consist of interest expense on our outstanding debt investments, partially offset by interest earned on debt investments and cash and cash equivalents, coupled with the fair value gain or loss on debt and equity instruments. Net finance costs also include accrued interest on redeemable convertible preference shares, which converted into Class A Ordinary Shares upon the consummation of the Business Combination. Additionally, net finance costs include the foreign currency gain or loss on financial assets and financial liabilities, and share listing and associated expenses in conjunction with the 2021 public listing.

Share of Loss of Equity-Accounted Investees (Net of Tax)

Share of loss of equity-accounted investees (net of tax) relates to our share of the results of investments in associates and joint ventures.

Income Tax Expense

We are subject to income taxes in the jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations

The following table summarizes our consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2022	2021	2020
Revenue	1,433	675	469
Cost of revenue	(1,356)	(1,070)	(963)
Other income	17	12	33
Sales and marketing expenses	(279)	(241)	(151)
General and administrative expenses	(647)	(545)	(326)
Research and development expenses	(466)	(356)	(257)
Net impairment loss on financial assets	(58)	(19)	(63)
Other expenses	(17)	(11)	(40)
Operating loss	(1,373)	(1,555)	(1,298)
Finance income	107	28	53
Finance costs	(166)	(1,701)	(1,448)
Net change in fair value of financial assets and liabilities	(294)	37	(42)
Share listing and associated expenses	-	(353)	-
Net finance costs	(353)	(1,989)	(1,437)
Share of loss of equity-accounted investees (net of tax)	(8)	(8)	(8)
Loss before income tax	(1,734)	(3,552)	(2,743)
Income tax expense	(6)	(3)	(2)
Loss for the year	(1,740)	(3,555)	(2,745)

Comparison of the Years Ended December 31, 2022 and 2021

Revenue by segment

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2022	2021
Revenue	1,433	675
Deliveries	663	148
Mobility	639	456
Financial services	71	27
Enterprise and new initiatives	60	44

Revenue by geographical locations

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2022	2021
Revenue	1,433	675
Singapore	302	283
Malaysia	509	108
Indonesia	275	79
Philippines	125	81
Thailand	109	76
Rest of Southeast Asia	113	48

Our revenue increased by $758 million, to $1,433 million in 2022 from $675 million in 2021.

Revenue is presented net of partner and consumer incentives. Partner incentives were $801 million and $717 million in 2022 and 2021, respectively, and consumer incentives were $1,169 million and $1,065 million in 2022 and 2021, respectively.

Deliveries revenue was $663 million in 2022 compared to revenue of $148 million in 2021. The increase was driven by an increase in deliveries GMV of 15%, or $1.3 billion, to $9.8 billion in 2022 compared to $8.5 billion in 2021, driven primarily by increasing consumer demand and number of merchant-partners using our platform. The increase in revenue for deliveries was primarily driven by contributions of $334 million from Jaya Grocer, a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model and increased our revenue by $68 million in fourth quarter of 2022, and our disciplined approach to reducing incentives as a percentage of GMV as we focus on driving higher quality GMV transactions. Deliveries revenue as a percentage of deliveries GMV improved from 2% in 2021 to 7% in 2022 as we gained network efficiency in our driver-partner base, and were able to improve our overall value proposition in terms of merchant selection, delivery performance and application experience on our superapp platform. Our partner incentives were $598 million and $602 million in 2022 and 2021, respectively. Our consumer incentives were $841 million and $800 million in 2022 and 2021, respectively.

Mobility revenue increased by $182 million, to $639 million in 2022 compared to $456 million in 2021, which was primarily due to ride hailing revenue increasing by $154 million and rental income from motor vehicles increasing by $28 million. The increase in revenue was primarily driven by the strong demand recovery following the easing of COVID-19 restrictions in 2022 as Southeast Asia opened up and lifted most travel and movement restrictions. Our incentives increased by $120 million (comprised of increases of $88 million in partner incentives and $32 million in consumer incentives) to $317 million (comprised of $203 million in partner incentives and $114 million in consumer incentives) for the year ended December 31, 2022 compared to $196 million (comprised of $114 million in partner incentives and $82 million in consumer incentives) for the year ended December 31, 2021. GMV for mobility increased to $4.1 billion in 2022 compared to $2.8 billion in 2021, while mobility revenue as a percentage of mobility GMV remained consistent at 16% in 2022 and 2021.

Financial services revenue improved to $71 million in 2022, compared to $27 million in 2021. The increase was primarily due to a $41 million growth in our lending business as loans disbursed grew 122% from 2021 to 2022.

Enterprise and new initiatives revenue increased by $16 million, or 37%, to $60 million in 2022 compared to $44 million in 2021. The increase was primarily due to growth of GrabAds revenue by $11 million with the expansion of product offerings.

Cost of revenue

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Cost of revenue	1,356	1,070	27%

Cost of revenue increased by $286 million, or 27%, to $1,356 million in 2022 from $1,070 million in 2021, primarily due to a $282 million increase in cost of food, mart and merchandise mainly due to the Jaya Grocer acquisition, a $75 million increase in staff compensation costs associated with an increase in headcount, a $68 million increase in payment processing fee and infrastructure and cloud-hosting costs driven by expansion in our operations, and a $68 million increase in cost of revenue as a result of the change in business model for delivery offerings in one of our markets, which changed our accounting from an agent to principal based model. These increases were partially offset by a $215 million decrease in amortization of an intangible asset which was fully amortized in 2021.

Other income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Other income	17	12	40%

Other income increased by $5 million or 40% to $17 million in 2022 from $12 million in 2021. The increase was primarily due to gain on disposal of fixed assets.

Sales and marketing expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Sales and marketing expenses	279	241	16%

Sales and marketing expenses increased by $38 million, or 16%, to $279 million in 2022 from $241 million in 2021. The increase was primarily due to a $29 million increase in media and direct marketing activities including agency marketing, media costs and communication materials. Additionally, there was a $9 million increase in staff compensation costs (including $3 million of increased share-based compensation costs), due to increased headcount.

General and administrative expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
General and administrative expenses	647	545	19%

General and administrative expenses increased by $102 million, or 19%, to $647 million in 2022 from $545 million in 2021, primarily due to a $39 million increase in consultancy and software fees driven by the expansion of our operations, a $35 million increase in staff compensation costs, a $12 million increase in insurance expenses and a $8 million increase in travelling expenses following easing of COVID-19 restrictions.

Research and development expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Research and development expenses	466	356	31%

Research and development expenses increased by $111 million, or 31%, to $466 million in 2022 from $356 million in 2021, primarily due to a $107 million increase in staff compensation costs, including an increase in $34 million of share-based compensation costs, due to headcount growth.

Net impairment loss on financial assets

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Net impairment loss on financial assets	58	19	214%

Net impairment loss on financial assets increased by $40 million, or 214%, to $58 million in 2022 from $19 million in 2021, primarily driven by a $21 million increase in loan loss provision and write-off as a result of an increase in loan receivables balance, and a $15 million increase in provision for doubtful debts from other businesses, including an $8 million reversal of impairment in 2021.

Other expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Other expenses	17	11	49%

Other expenses increased by $5 million, or 49%, to $17 million in 2022 from $11 million in 2021, primarily due to impairment loss on fixed assets and related restructuring costs as we closed most of our dark stores and GrabKitchen operations across the region.

Net finance costs

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Finance income	(107)	(28)	284%
Finance costs	166	1,701	(90)%
Net change in fair value of financial assets and liabilities	294	(37)	(902)%
Share listing and associated expenses	-	353	(100)%
Net finance costs	353	1,989	(82)%

Net finance costs decreased by $1,637 million, or 82%, to $353 million in 2022 from $1,989 million in 2021. The decrease in net finance costs was primarily due to a $1,570 million decrease in interest expense in 2022 with the conversion of Grab's convertible redeemable preference shares to ordinary shares in December 2021 and a $353 million share listing expense incurred in 2021. These decreases were partially offset by a $331 million increase in unfavorable fair value adjustments for certain investments.

Comparison of the Years Ended December 31, 2021 and 2020

Revenue by segment

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2021	2020
Revenue	675	469
Deliveries	148	5
Mobility	456	438
Financial services	27	(10)
Enterprise and new initiatives	44	36

Revenue by geographical locations

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2021	2020
Revenue	675	469
Singapore	283	246
Malaysia	108	91
Indonesia	79	(61)
Philippines	81	51
Thailand	76	57
Rest of Southeast Asia	48	85

Our revenue increased by $206 million, to $675 million in 2021 from $469 million in 2020.

Revenue is presented net of base incentives, excess incentives and consumer incentives. Partner incentives were $717 million and $621 million in 2021 and 2020, respectively, and consumer incentives were $1,065 million and $616 million in 2021 and 2020, respectively.

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

Financial services revenue improved to $27 million in 2021, compared to $(10) million in 2020. The increase was primarily due to $13 million growth in our lending business as loans disbursed grew 3 times from 2020 to 2021, and a $17 million increase in our payments business, driven by a reduction in consumer incentives at OVO.

Enterprise and new initiatives revenue increased by $8 million, or 22%, to $44 million in 2021 compared to $36 million in 2020. The increase was primarily due to growth of GrabAds revenue by $18 million with the expansion of product offerings, which was partially offset by a $10 million reduction in revenue from various other service offerings.

Cost of revenue

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Cost of revenue	1,070	963	11%

Cost of revenue increased by $108 million, or 11%, to $1,070 million in 2021 from $963 million in 2020, primarily due to a $69 million increase in staff compensation costs, including share-based compensation, associated with a growth in headcount, a $29 million increase in cloud-hosting costs and a $13 million increase in payment processing fees as we expanded our operations.

Other income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Other income	12	33	(64)%

Other income decreased by $21 million or 64% to $12 million in 2021 from $33 million in 2020. The decrease was primarily due to a decrease in government grant income related to COVID-19 programs.

Sales and marketing expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Sales and marketing expenses	241	151	59%

Sales and marketing expenses increased by $90 million, or 59%, to $241 million in 2021 from $151 million in 2020. The increase was primarily due to a $81 million increase in media and direct marketing activities through various platforms such as Facebook and Google, which was mainly driven by demand recovery and initiative plans following easing of COVID-19 restrictions. Additionally, there was a $10 million increase in staff compensation costs, including share-based compensation expense.

General and administrative expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
General and administrative expenses	545	326	67%

General and administrative expenses increased by $219 million, or 67%, to $545 million from 2020 to 2021 primarily due to a $198 million increase in staff compensation costs, including share-based compensation, and a $31 million increase in professional fees and consultancy costs with the expansion of our operations.

Research and development expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Research and development expenses	356	257	39%

Research and development expenses increased by $99 million, or 39%, to $356 million in 2021, primarily due to a $74 million increase in share-based compensation and a $25 million increase other compensation costs due to headcount growth.

Net impairment loss on financial assets

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Net impairment loss on financial assets	19	63	(71)%

Net impairment loss on financial assets decreased by $44 million, or 71%, to $19 million in 2021, primarily driven by a $48 million decrease in provision for bad debts with the transition towards and growing use of electronic wallets by our driver- and merchant-partners and consumers.

Other expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Other expenses	11	40	(73)%

Other expenses decreased by $29 million, or 73%, to $11 million in 2021, primarily due to a $24 million decrease in goodwill impairment.

Net finance costs

(in $ millions, unless otherwise stated)	Year Ended December 31,		2020-2021
	2021	2020	% Change
Finance income	(28)	(53)	(47)%
Finance costs	1,701	1,448	17%
Net change in fair value of financial assets and liabilities	(37)	42	(188)%
Share listing and associated expenses	353	-	100%
Net finance costs	1,989	1,437	38%

Net finance costs increased by $553 million, or 38%, to $1,989 million in 2021. The increase in net finance costs was primarily due to $353 million share listing expense and higher interest incurred as a result of the issuance of additional convertible redeemable preference shares. In 2021, GHI issued $463 million of convertible redeemable preference shares with a net increase in finance costs of $154 million from higher interest accretion. In addition, interest expense increased by $115 million, primarily driven by interest accrued on the Term Loan B Facility. These increases were partially offset by a $79 million increase in favorable fair value adjustments for certain investments and warrants.

Key Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Total Segment Adjusted EBITDA

Total Segment Adjusted EBITDA is a non-IFRS financial measure representing the sum of Segment Adjusted EBITDA of our four business segments. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA also reflect any applicable exclusions from Adjusted EBITDA. See “Adjusted EBITDA” below. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA each have limitations as financial measures, should be considered as supplemental in nature, and are not meant as a substitute for the related financial information prepared in accordance with IFRS. For a reconciliation of Total Segment Adjusted EBITDA to the most directly comparable IFRS measure, see the section titled “—Reconciliation of Non-IFRS Financial Measures.”

Regional corporate costs are costs that are not attributed to any of the business segments, including certain cost of revenue, regional research and development expenses, general and administrative expenses and marketing expenses. These regional cost of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs.

The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Overall Total Segment Adjusted EBITDA	65	(125)	(226)	NM	45%
Deliveries	(35)	(130)	(211)	73%	38%
Mobility	494	345	307	43%	13%
Financial services	(415)	(349)	(331)	(19)%	(5)%
Enterprise and new initiatives	21	9	9	121%	NM

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment loss on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

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

The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA and Total Segment Adjusted EBITDA.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2022	2021	2020
Loss for the year	(1,740)	(3,555)	(2,745)
Net interest expenses	57	1,675	1,391
Other income	(7)	(12)	(10)
Income tax expense	6	3	2
Depreciation and amortization	150	345	387
Share-based compensation expenses	412	357	54
Unrealized foreign exchange loss	2	1	*
Impairment loss on goodwill and non-financial assets	5	15	43
Fair value changes on investments	294	(37)	57
Restructuring costs	8	1	2
Legal, tax and regulatory settlement provisions	20	12	39
Share listing and associated expenses	-	353	-
Adjusted EBITDA	(793)	(842)	(780)
Regional corporate costs	858	717	554
Total Segment Adjusted EBITDA	65	(125)	(226)

Segment Adjusted EBITDA
Deliveries	(35)	(130)	(211)
Mobility	494	345	307
Financial Services	(415)	(349)	(331)
Enterprise and New Initiatives	21	9	9
Total Segment Adjusted EBITDA	65	(125)	(226)

Note:

* Amount less than $1 million

Financial Measures by Business Segment

Deliveries

The table below highlights key financial measures for our deliveries segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	663	148	5	349%	NM
Segment Adjusted EBITDA(1)	(35)	(130)	(211)	73%	38%
% of GMV	(0)%	(2)%	(4)%

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our deliveries business has scaled significantly since its launch in 2018. Our growth is further accelerated as consumers increased adoption of deliveries services in response to the COVID-19 pandemic and the acquisition of a majority economic interest in Jaya Grocer in 2022. This strong growth is reflected in an increase in revenue of $515 million to $663 million for the year ended December 31, 2022, primarily driven by contributions of $334 million from Jaya Grocer. Our deliveries revenue also benefited by $68 million in 2022 from a business model change for certain delivery offerings in one of our markets, from being an agent arranging for delivery services provided by our driver-partners to end-users, to being a principal whereby Grab is the delivery service provider contractually responsible for the delivery services provided to end-users.

Mobility

The table below highlights key financial measures for our mobility segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	639	456	438	40%	4%
Segment Adjusted EBITDA(1)	494	345	307	43%	13%
% of GMV	12%	12%	9%

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our mobility business was impacted significantly by the COVID-19 pandemic and the implementation of city and country lockdowns in 2020 and 2021, with a gradual easing of such measures in 2022. In 2022, governments in the various countries in which we operate have eased movement control orders and cross-border and domestic travel restrictions. We continue to acquire drivers to establish our pre-COVID supply levels and capture returning market demand through the use of driver-partner and consumer incentives. Our revenue increased by 40% to $639 million for the year ended December 31, 2022 from $456 million for the year ended December 31, 2021, signaling demand recovery and underlining strong unit economics fundamentals in our mobility business.

Financial Services

The table below highlights key financial measures for our financial services segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	71	27	(10)	166%	NM
Segment Adjusted EBITDA(1)	(415)	(349)	(331)	(19)%	(5)%

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our financial services business has scaled significantly since 2019 as we have rolled out new offerings. Despite the impact of the COVID-19 pandemic, our revenue increased from $27 million for the year ended December 31, 2021 to $71 million for the year ended December 31, 2022. The strong growth was primarily attributed to a $41 million increase from our lending business. Additionally, Segment Adjusted EBITDA decreased to $(415) million in the year ended December 31, 2022 from $(349) million in the year ended December 31, 2021 as we continue to invest in our digital banking business.

Enterprise and New Initiatives

The table below highlights key financial measures for our enterprise and new initiatives segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	60	44	36	37%	22%
Segment Adjusted EBITDA(1)	21	9	9	121%	NM
% of GMV	10%	6%	21%

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

The enterprise and new initiatives segment generated revenue of $60 million and $44 million for the years ended December 31, 2022 and 2021, respectively with a $11 million increase from GrabAds. Additionally, Segment Adjusted EBITDA increased to $21 million in the year ended December 31, 2022 from $9 million in the year ended December 31, 2021, primarily attributed to a $8 million increase from GrabAds. Segment Adjusted EBITDA as a percentage of GMV went from 6% during the year ended December 31, 2021 to 10% during the year ended December 31, 2022.

Key Operating Metrics

Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

The table below sets forth key operating metrics for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
GMV(1)	19,937	16,061	12,492	24%	29%
MTUs(2) (monthly average in millions)	32.7	28.1	27.7	16%	1%
Partner incentives(3)	801	717	621	12%	15%
Consumer incentives(4)	1,169	1,065	616	10%	73%
Partner and consumer incentives	1,970	1,782	1,237	11%	44%

Notes:

(1)
GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.
(2)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs for the year ended December 31, 2022, 2021 and 2020 are inclusive of OVO MTUs. Excluding OVO MTUs, our MTUs for the year ended December 31, 2022, 2021 and 2020 would be 29.9 million, 24.1 million and 24.5 million, respectively. Starting in 2023, MTUs will additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.
(3)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Base incentives amounted to $219 million, $155 million and $178 million for the year ended December 31, 2022, 2021 and 2020, respectively.
(4)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

Gross Merchandise Value

Gross Merchandise Value (“GMV”) represents the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores. GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through our platform. This metric enables us and investors to understand, evaluate and compare the total amount of consumer spending that is being directed through our platform over a period of time. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time. GMV has historically increased as our business has grown and was $19.9 billion for the year ended December 31, 2022 and $16.1 billion for the year ended December 31, 2021. In 2020, due to the impact of the COVID-19 pandemic, GMV declined for the first half but recovered from the second half onwards. This was underpinned by similar trends in our number of MTUs. In 2021, consumers continued to increase adoption of deliveries and financial services in response to the COVID-19 pandemic. We experienced a decrease in ride hailing demand in 2021, due to the impact of movement restrictions, as reflected in the decline in GMV for our mobility business. In 2022, we experienced a strong growth in ride-hailing demand underpinned by the continued demand recovery amidst the reopening, which drove a normalization in local commutes and increase in airport rides, and our efforts to improve supply across the region. We achieved overall growth in GMV from 2021 to 2022 of approximately 24% and from 2020 to 2021 of approximately 29%. We believe that we have a significant opportunity to continue growing GMV due to the extent of the market opportunity across all of our business verticals, along with our platform advantages. In addition to a rebound in mobility volumes and GMV as countries eventually enter into a recovery phase from COVID-19, we expect to achieve growth in our newer deliveries, financial services and enterprise and new initiatives businesses as they continue to mature.

The table below sets forth GMV by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Overall GMV	19,937	16,061	12,492	24%	29%
Deliveries GMV	9,827	8,530	5,468	15%	56%
Mobility GMV	4,103	2,787	3,232	47%	(14)%
Financial Services GMV	5,809	4,591	3,748	27%	22%
Enterprise & New Initiatives GMV	198	153	44	30%	248%

Monthly Transacting Users

Monthly transacting users (“MTUs”) is defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services within a given month, across any of our segments. For example, a consumer who made one food delivery transaction and one mobility transaction in the same month is counted as only one Grab MTU. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs will additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps. We present our MTUs as a metric to understand and evaluate our business growth, and to enable investors to do the same.

The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Overall MTUs	32.7	28.1	27.7	16%	1%
Deliveries MTUs	19.4	17.3	14.8	12%	17%
Mobility MTUs	16.3	11.4	14.6	43%	(22)%
Financial Services MTUs	21.3	17.0	14.0	26%	21%

Overall Group MTUs increased by 4.5 million or 16% to 32.7 million in 2022 from 28.1 million in 2021. The increase in mobility MTUs signaled demand recovery following the easing of COVID-19 related travel restrictions across our markets in 2022. Deliveries MTUs and financial services MTUs also increased for the same period. Financial services MTUs grew due to deeper on-platform penetration driven by growth in deliveries and mobility MTUs. MTUs for the year ended December 31, 2022, 2021 and 2020 are inclusive of OVO MTUs. Excluding OVO MTUs, our MTUs for the year ended December 31, 2022, 2021 and 2020 would be 29.9 million, 24.1 million, and 24.5 million respectively.

Overall Group MTUs stayed relatively stable in the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease in mobility MTUs due to the extensive COVID-19 related restrictions and lockdowns across our markets in 2021 was offset by the increase in deliveries MTUs and financial services MTUs in the same period. Financial services MTUs grew due to deeper on-platform penetration, driven by growth in deliveries MTUs.

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

The table below sets forth GMV per MTU for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Overall GMV per MTU	610	571	450	7%	27%

MTUs for the year ended December 31, 2022, 2021 and 2020 are inclusive of OVO MTUs. Excluding OVO MTUs, our MTUs for the year ended December 31, 2022, 2021 and 2020 would be 29.9 million, 24.1 million and 24.5 million, respectively, and GMV per MTU would be $667, $666 and $509, respectively.

Partner Incentives and Consumer Incentives

Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Partner Incentives

The table below sets forth partner incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Overall partner incentives	801	717	621	12%	15%
% of GMV	4%	4%	5%
Deliveries	598	602	466	(1)%	29%
Mobility	203	114	151	78%	(25)%
Financial Services	*	*	3	NM	NM
Enterprise & New Initiatives	*	*	2	NM	NM

Note:

* Amounts less than $1 million

Consumer Incentives

The table below sets forth consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Overall consumer incentives	1,169	1,065	616	10%	73%
% of GMV	6%	7%	5%
Deliveries	841	800	437	5%	83%
Mobility	114	82	100	39%	(17)%
Financial Services	88	80	80	11%	NM
Enterprise & New Initiatives	126	103	*	23%	NM

Note:

* Amounts less than $1 million

Partner and Consumer Incentives

The table below sets forth partner and consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Overall partner and consumer incentives	1,970	1,782	1,237	11%	44%
% of GMV	10%	11%	10%
Deliveries	1,439	1,402	903	3%	55%
Mobility	317	196	251	61%	(22)%
Financial Services	88	80	82	11%	(2)%
Enterprise & New Initiatives	126	103	2	23%	NM

Key Operating Metrics by Business Segment

Deliveries

The table below highlights key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	663	148	5	349%	NM
Segment Adjusted EBITDA(1)	(35)	(130)	(211)	73%	38%
GMV(2)	9,827	8,530	5,468	15%	56%
MTUs(3) (monthly average in millions)	19.4	17.3	14.8	12%	17%
Partner incentives(4)	(598)	(602)	(466)	(1)%	29%
Consumer incentives(5)	(841)	(800)	(437)	5%	83%

Notes:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.
(3)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs will additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.

(4)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Base incentives amounted to $65 million, $89 million and $64 million for the years ended December 31, 2022, 2021 and 2020, respectively.
(5)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our deliveries segment in 2022, 2021 and 2020 was driven by an increase in GMV for the same periods. Our acquisition of a majority economic interest in Jaya Grocer in January 2022 also contributed to the increase in our GMV and revenue in 2022 from 2021, and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model also contributed to the increase in revenue in 2022 from 2021. The revenue growth was partially offset by an increase in consumer incentives. For our agent-based business models, we generate revenue through commissions from driver- and merchant-partners, calculated as a percentage of the total dollar value and delivery fee of each GrabFood, GrabKitchen, GrabMart, and GrabExpress order. For GrabKios, we generate revenue by charging a commission on the total value of goods sold by GrabKios agents.

Mobility

The table below highlights key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	639	456	438	40%	4%
Segment Adjusted EBITDA(1)	494	345	307	43%	13%
GMV(2)	4,103	2,787	3,232	47%	(14)%
MTUs(3) (monthly average in millions)	16.3	11.4	14.6	43%	(22)%
Partner incentives(4)	(203)	(114)	(151)	78%	(25)%
Consumer incentives(5)	(114)	(82)	(100)	39%	(17)%

Notes:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.
(3)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs will additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.
(4)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives amounted to $154 million, $66 million and $114 million for the years ended December 31, 2022, 2021 and 2020, respectively.
(5)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

With the easing of travel and movement restrictions in 2022, there was an increased demand for mobility offerings, which was reflected in increased GMV for the year ended December 31, 2022 which drove the growth in revenue. In 2020 and 2021, the reduced demand for mobility offerings due to the COVID-19 pandemic was reflected in decreased GMV for the same periods. Despite challenging conditions, we continued to reduce partner and consumer incentives for the mobility segment in 2021, which drove the growth in revenue. Our partner and consumer incentives for mobility segment were 8%, 7% and 8% of GMV for the years ended December 31, 2022, 2021 and 2020, respectively. Revenue from lease payments from our rentals business is also included in our mobility segment revenues. We generate revenue for each ride based on a commission as a percentage of the total cost of the ride, exclusive of tolls and taxes.

Financial Services

The table below highlights the key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	71	27	(10)	166%	NM
Segment Adjusted EBITDA(1)	(415)	(349)	(331)	(19)%	(5)%
Pre-InterCo TPV(2)	14,954	12,149	8,856	23%	37%
GMV(3)	5,809	4,591	3,748	27%	22%
MTUs(4) (monthly average in millions)	21.3	17.0	14.0	26%	21%
Partner incentives(5)	(*)	(*)	(3)	NM	NM
Consumer incentives(6)	(88)	(80)	(80)	11%	NM

Notes:

* Amount less than $1 million.

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
Pre-InterCo TPV for the financial services segment is the total payments volume, or TPV, processed through our platform for the financial services segment. TPV is the value of payments received from consumers, net of payment reversals, successfully completed through our platform.
(3)
GMV for the financial services segment is the total payments volume, or TPV, processed through our platform for the financial services segment, excluding amounts from transactions between entities within the Grab group that are eliminated upon consolidation.
(4)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for any of Grab’s products or services. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs for the year ended December 31, 2022, 2021 and 2020 are inclusive of OVO MTUs. Excluding OVO MTUs, our MTUs for the year ended December 31, 2022, 2021 and 2020 would be 18.4 million, 12.7 million and 10.4 million, respectively. Starting in 2023, MTUs will additionally include monthly number of unique users who transact with Grab offline while recording their loyalty points on Grab’s apps.
(5)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives were less than $1 million for the years ended December 31, 2022, 2021 and 2020, respectively.
(6)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our financial services segment for the year ended December 31, 2022 was primarily attributed to higher contributions from our lending business, and lowered incentives as a percentage of GMV. The revenue growth for our financial services segment in 2020 and 2021 was driven by an increase in GMV for the same periods with the roll-out of new offerings. Additionally, Segment Adjusted EBITDA decreased to $(415) million in the year ended December 31, 2022 from $(349) million in the year ended December 31, 2021 as we continue to scale our digital banking business.

Enterprise and New Initiatives

The table below highlights the key operating metrics which drive our revenue for the enterprise and new initiatives segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2021-2022	2020-2021
	2022	2021	2020	% Change	% Change
Revenue	60	44	36	37%	22%
Segment Adjusted EBITDA(1)	21	9	9	121%	NM
GMV(2)	198	153	44	30%	248%
Partner incentives(3)	(*)	(*)	(2)	NM	NM
Consumer incentives(4)	(126)	(103)	(*)	23%	NM

Notes:

* Amount less than $1 million

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
(2)
GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.
(3)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives were less than $1 million for the years ended December 31, 2022, 2021 and 2020.
(4)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our enterprises and new initiatives segment for the year ended December 31, 2022, 2021 and 2020 was driven by an increase in GMV with the growth in services and contributions from our advertising services. The increase in consumer incentives in 2021 was primarily due to the introduction of Grab Marketing Services (GMS) in late 2020, where merchants purchase advertising services to participate in thematic/seasonal campaigns. We utilize consumer incentives to drive consumer engagement with participating merchants.

B.
Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from transactions relating to the Business Combination, the issuance of convertible redeemable preference shares, loan facilities and equity financing at the subsidiary level.

As of December 31, 2022 and 2021, our assets exceeded our liabilities by $6.7 billion and $8.0 billion, respectively. We incurred a net loss after tax of $1.7 billion, $3.6 billion and $2.7 billion for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, we had accumulated losses of $16.3 billion as of December 31, 2022. To support our business plans, we raised funding primarily through a term loan facility and issuance of convertible redeemable preference shares. We secured additional liquidity with the closing of the Term Loan B Facility in January 2021 of $2.0 billion that carries an interest rate based on LIBOR plus 4.5%. We also secured additional funding of approximately $45.3 million as part of our Series A financing round for Grab Financial Group for the year ended December 31, 2021. We raised $0.5 billion and $1.4 billion of cash during the years ended December 31, 2021 and 2020, respectively, through the issuance of convertible redeemable preference shares. We also incurred non-cash interest expenses related to such convertible redeemable preference shares of $1.6 billion and $1.4 billion for the years ended December 31, 2021 and 2020, respectively. Such convertible redeemable preference shares were canceled and converted into the right to receive Ordinary Shares upon completion of the Business Combination in December 2021 and as a result, we no longer recognize any liability component nor any interest expense incurred with respect to such convertible redeemable preference shares.

Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value and are used to manage short-term commitments. Marketable securities consisted primarily of investment-grade corporate bonds. Restricted cash and non-current deposits comprise deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection with certain contractual obligations and advances received in connection with our electronic wallet or e-wallet services. Our cash and cash equivalents are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate.

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

The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2022	2021	2020
Net cash flow	(2,982)	2,855	647
Net cash used in operating activities	(798)	(954)	(643)
Net cash used in investing activities	(1,062)	(2,757)	(288)
Net cash (used in)/ provided by financing activities	(1,122)	6,566	1,578

Operating Activities

Net cash used in operating activities was $798 million for the year ended December 31, 2022, primarily consisting of $1.7 billion of loss for the year, adjusted for certain non-cash items, which included finance cost of $166 million, fair value loss on investments of $294 million, non-cash share-based compensation expense of $412 million, depreciation expense of $129 million, financial assets impairment of $58 million, and amortization of intangible assets of $21 million. This was partially offset by a change in finance income mainly related to interest income of $107 million. The net change in operating assets and liabilities are primarily the result of a $160 million increase in trade and other receivables, partially offset by a $131 million increase in trade and other payables. Additionally, there was a $26 million payment for taxes.

Net cash used in operating activities was $954 million for the year ended December 31, 2021, primarily consisting of $3.6 billion of loss for the year, adjusted for certain non-cash items, which included a $1.7 billion finance cost mainly relating to convertible redeemable preference shares, non-cash share-based compensation expense of $357 million, listing expenses of $353 million, non-cash amortization of intangible assets mainly relating to a non-compete agreement of $236 million, depreciation expense of $109 million, financial assets impairment of $19 million, and change in provisions of $15 million. This was partially offset by change in finance income mainly related to interest income of $28 million and fair value gain on investments of $37 million. The net change in operating assets and liabilities are primarily the result of a $181 million increase in trade and other receivables and $99 million increase in deposits, offset by a $137 million increase in trade and other payables. Additionally, there was a $3 million charge for taxes paid.

Net cash used in operating activities was $643 million for the year ended December 31, 2020, primarily consisting of $2.7 billion of loss for the year, adjusted for certain non-cash items, which included a $1.4 billion finance cost mainly relating to convertible redeemable preference shares, fair value loss on investments of $42 million, non-cash amortization of intangible assets mainly relating to a non-compete agreement of $261 million, depreciation expense of $126 million, financial assets impairment of $63 million, non-cash share-based compensation expense of $54 million, non-cash impairment of intangible assets and property, plant and equipment of $43 million, a non-cash charge to litigation provisions of $31 million, loss on disposal of property, plant and equipment of $9 million, and our share of loss of equity-accounted investees of $8 million. This was partially offset by change in finance income mainly related to interest income of $53 million. The net change in operating assets and liabilities are primarily the result of a $31 million decrease in trade and other receivables and a $42 million increase in trade and other payables. Additionally, there was a $7 million charge for taxes paid.

Investing Activities

Net cash used in investing activities was $1.1 billion for the year ended December 31, 2022, primarily consisting of $683 million for the purchase of other investments, $266 million for the acquisition of subsidiaries with non-controlling interest, net of cash acquired and loan receivables, and $109 million in share subscriptions in associates. Additionally, $74 million was used for the purchases of property, plant and equipment and intangible assets. These were partially offset by proceeds from the sale of property, plant and equipment of $12 million, proceeds from sale of an associate of $3 million and cash interest received of $55 million.

Net cash used in investing activities was $2.8 billion for the year ended December 31, 2021, primarily consisting of $2.7 billion for the purchase of other investments and $16 million in share subscription in associates. Additionally, $85 million was used for the purchases of property, plant and equipment and intangible assets. These were partially offset by proceeds from the sale of property, plant and equipment of $25 million, proceeds from sale of an associate of $8 million and cash interest received of $28 million.

Net cash used in investing activities was $288 million in 2020, primarily consisting of $359 million for the purchase of investments. Additionally, $18 million used for the purchase of intangible assets and $22 million used for the purchases of property, plant and equipment were partially offset by proceeds from the sale of property, plant and equipment of $63 million and cash interest received of $51 million.

Financing Activities

Net cash used in financing activities was $1.1 billion for the year ended December 31, 2022, primarily consisting of $1.0 billion repayment of bank loans, $160 million interest paid, $39 million payment of share listing and associated expenses, $35 million for the payment of lease liabilities, $15 million in acquisition of non-controlling interests without a change in control and $3 million for deposits pledged. These uses of cash were partially offset by $109 million in proceeds from bank loans, an additional $32 million in proceeds from subscription of shares in subsidiaries by non-controlling interests without a change in control and $8 million of proceeds from share-based payment arrangements.

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

Net cash provided by financing activities was $1.6 billion in 2020, primarily consisting of $1.4 billion in proceeds from the issuance of convertible redeemable preference shares, and an additional $329 million attributed from proceeds from subscription of shares in a subsidiary by non-controlling interests, $5 million from the proceeds of the exercising of share options and $8 million in proceeds from borrowings, partially offset by $106 million in the repayment of long and short-term debt, $30 million for the payment of lease liabilities and $17 million for cash interest paid.

Capital Expenditures

Our capital expenditures amounted to $74 million, $85 million and $40 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our historical capital expenditures are primarily related to our facilities and procurement of our vehicles fleet, primarily across Singapore and Indonesia. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our cash and cash equivalents following the Business Combination Transactions and cash from operating activities and financing activities may be used to meet our capital expenditure needs in the foreseeable future.

Indebtedness

The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of December 31, 2022, 2021 and 2020:

(in $ millions, unless otherwise stated)	As of December 31,
	2022	2021	2020
Current maturities of long-term liabilities
Bank loans and term loans	83	122	121
Long-term liabilities—net of current maturities
Bank loans and term loans	1,096	1,930	91
Total	1,179	2,052	212

We entered into a $2.0 billion Term Loan B Facility in January 2021. Borrowings under the Term Loan B Facility bear interest at a floating rate equal to either, at our option, (i) a base rate, subject to a 2.00% floor, plus a margin of 3.50% per annum or (ii) a Eurodollar rate, subject to a 1.00% floor, plus a margin of 4.50% per annum. The Term Loan B Facility matures on January 29, 2026, and requires quarterly principal payments of 0.25% of the original principal amount per quarter through December 31, 2025, with any remaining balance payable on January 29, 2026. The term loan credit agreement in connection with the Term Loan B Facility contains certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens and fundamental changes. The Term Loan B Facility is secured by substantially all assets of GHI and certain of its subsidiaries and all proceeds and products of the foregoing. The Term Loan B Facility proceeds may be used for general corporate purposes of GHI and certain of its subsidiaries. In 2022, we repurchased and cancelled our Term Loan B in the aggregate principal amount of $853 million for an aggregate consideration of $838 million. As of December 31, 2022, $1.1 billion in principal amount and accrued interest was outstanding under the Term Loan B Facility. In February 2023, we further prepaid $600 million of the principal amount of Term Loan B.

As of December 31, 2022, we and our subsidiaries had available credit facilities of an aggregate of $1.3 billion, and $1.2 billion was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness, including the Term Loan B Facility. Other than the Term Loan B Facility, a majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Malaysia, Singapore and Indonesia. These financings are on an arm’s-length terms with an average duration of five years and interest rates of up to 11.50%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes. Among such facilities is an aggregate of approximately $20 million, available for future drawdown, (the “Maybank Facilities”) entered into based on letters of blanket hire purchase facility with Malayan Banking Berhad, by one of our subsidiaries, Grab Rentals Pte. Ltd., and approximately $26 million was drawn and outstanding as of December 31, 2022. The Maybank Facilities are secured against vehicles we rent to driver-partners in Singapore and have tiered interest rates ranging between 1.8% and 2.08% with an average duration of five years. In addition, one of our subsidiaries, Jaya Grocer Holdings Sdn. Bhd., has entered into facilities with an aggregate of approximately $19 million (the “Maybank Islamic Facilities”) with Malayan Islamic Berhad, of which approximately $12 million was drawn and outstanding as of December 31, 2022. The Maybank Islamic Facilities are secured by a corporate guarantee from the subsidiary and carry interest rates based on cost of funds plus 1.25% to 1.5%, or base financing rate less 2%, with an average duration of five years.

Contractual and Other Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2022:

(in $ millions, unless otherwise stated)	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
Bank loans and term loans(1)	(1,509)	(188)	(1,321)	—
Lease liabilities commitments	(263)	(47)	(107)	(109)
Non-cancelable purchase obligations(2)	(729)	(505)	(224)	—

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

Certain of the markets in which we have significant subsidiaries or consolidated affiliated entities, including Indonesia and Thailand, require those subsidiaries or consolidated affiliated entities to establish and fund statutory reserves. Indonesian laws require a limited liability company to reserve an unspecified amount from its net profit in any year for which the balance of retained earnings is positive as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital. This mandatory reserve is meant to cover the possibility of the losses in the future. It can be in the form of other assets that are easy to liquidate and cannot be distributed as dividends. Regulations in Thailand require a private limited liability company to allocate at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital. The legal reserve is not available for dividend distribution.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Approach” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.

D.
Trend Information

Not applicable.

E.
Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Notes 3.4, 4.1(i), 4.3, 4.9(v) and 4.11 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Name	Age	Position/Title
Anthony Tan Ping Yeow	41	Founder, Chairman and Chief Executive Officer
Tan Hooi Ling	39	Founder and Director
Maa Ming-Hokng	46	President
Alex Hungate	56	Chief Operating Officer
Peter Oey	52	Chief Financial Officer
Ong Chin Yin	48	Chief People Officer
Suthen Thomas Paradatheth	41	Group Chief Technology Officer
Philipp Kandal	40	Chief Product Officer
John Rogers	54	Independent Director
Dara Khosrowshahi	53	Independent Director
Ng Shin Ein	48	Independent Director
Oliver Jay	39	Independent Director

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

Tan Hooi Ling is our co-founder and, following her graduation from Harvard Business School in mid-2011 through the end of 2011, helped build and run our team in connection with the incorporation and launching of our business. Ms. Tan returned to our company in April 2015 and served as our Chief Operating Officer until January 2022, overseeing critical pillars of our operations, including corporate strategy, technology (product, design, engineering, data science and analytics), user experience and people operations. Before that, Ms. Tan led high priority strategic and operational projections at Salesforce from February 2013 to March 2015, specializing in corporate strategy, corporate operations, pricing intelligence and monetization. She was also previously a consultant at McKinsey & Company from January 2012 to January 2013 as an Associate, and from October 2006 to June 2009 as a Business Analyst, advising global corporations in Southeast Asia, North America, Latin America and Australia on corporate strategy and operations. Ms. Tan sits on the board of Wise (formerly TransferWise). She received an MBA from Harvard Business School in 2011 and a bachelor of engineering (mechanical) degree from the University of Bath in 2006.

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

Alex Hungate has served as our Chief Operating Officer since January 2022, with responsibility for leading the Mobility, Deliveries and Financial Services businesses across the group. Prior to joining us, Mr. Hungate served as President and Chief Executive Officer of SATS (SGX S58), with responsibility for leading the SATS group, where he had served since January 2014. Mr. Hungate joined the SATS board of directors as an independent director in July 2011, before becoming an executive director and a member of the board’s executive committee in July 2013. From August 2010 to July 2013, Mr. Hungate served as Chief Executive Officer of HSBC Singapore. Mr. Hungate joined HSBC in 2007 as Group Managing Director of Personal Financial Services and Marketing, based in London. Mr. Hungate also served as the Managing Director, Asia Pacific for Reuters, based in Hong Kong, from August 2005 to August 2007. Between 1994 and 2005, Mr. Hungate was based in New York with Reuters where he held various roles, including Co-Chief Executive Officer, Americas and Global Chief Marketing Officer. From September 1989 to July 1991, Mr. Hungate worked at Booz, Allen & Hamilton, a strategy consultancy, in London. Mr. Hungate serves as a board member of the Singapore Economic Development Board (EDB) and is also a member of the Future Economy Council, and was a non-executive director of UOB Group for four years before he joined Grab. Mr. Hungate received a degree in engineering, economics and management from Oxford University in 1989 and graduated as a Baker Scholar from the MBA program at Harvard Business School in 1993.

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

Ong Chin Yin has served as our Chief People Officer since November 2015, and leads the People Operations, Grabber Technology Solutions, Corporate Real Estate and Security teams. Prior to joining us, Ms. Ong was Regional HR Director—Asia, Middle East & Africa for DXC Technology (previously known as CSC) from July 2014 to October 2015. Previously, Ms. Ong was Head of HR—Asia Pacific for Orange Business Services from December 2007 to June 2014. From 2005 to 2007, Ms. Ong was Director of Human Resources, Asia Pacific for F5 Networks. From 2003 to 2005, Ms. Ong was HR Manager, Greater China for Hyperion Solutions (acquired by Oracle) and was based in Shanghai. Ms. Ong obtained a Bachelor of Social Science (with Honors) and Psychology degree from the National University of Singapore in 1997.

Suthen Thomas Paradatheth has served as our Group Chief Technology Officer (GCTO) since October 1, 2022, and oversees our technology teams across our Deliveries, Mobility and Financial Services businesses. Prior to this, Mr. Paradatheth was the Chief Technology Officer of Mobility, Automation and Platform Excellence, Deliveries, and Experiences. He was also our first technical lead when we were founded in 2012. Throughout his time at Grab, he led the development of many Grab products and platforms. He also held operational leadership roles and founded the business operations team. Mr. Paradatheth received a bachelor’s degree in computer software engineering from Multimedia University in 2005, where he graduated with First Class Honors. He also received a master’s degree in Public Policy in 2015 from the Harvard Kennedy School on a twin Fullbright Scholarship and Khazanah Global Scholarship.

Philipp Kandal has served as our Chief Product Officer since February 1, 2023, and oversees the Product, Design and Analytics teams, leading the product vision and strategy for Grab and also leading the Geo business. Mr. Kandal joined Grab in 2019 to lead the engineering and data science teams for Geo, before becoming the head of the Geo organization. In 2022, his scope expanded to oversee the Fulfillment product and tech teams. Mr. Kandal has two decades of experience spanning across technology, engineering and data science. He co-founded and was the CTO of Skobbler, which was acquired by Silicon Valley based Telenav, where he served as Senior VP for Engineering in his last role prior to joining Grab. At Telenav, Mr. Kandal was a part of the executive team, leading the global engineering team of 400+ members. Mr. Kandal has a Masters in Business Administration in Global e-Management from University of Cologne (Köln, Germany). He is an alumnus of the NHH Norwegian School of Economics (Bergen, Norway) and UDEM Universidad de Monterrey (Monterrey, Mexico).

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

Ng Shin Ein has served on GHI’s and then our board of directors since November 2020. Ms. Ng has served as a member of the board of directors of Starhub Limited, a telecom company listed on Singapore Exchange Limited (“SGX”), since September 2018. Ms. Ng has served as a member of the board of directors of Singapore Land Group Limited, a real estate company listed on the SGX, since January 2022. Ms. Ng has served as a member of the board of directors of CSE Global Limited, a global technology company listed on the SGX, since July 2020. Ms. Ng has served as a member of the board of directors of Avarga Limited, an investment holding company listed on the SGX with businesses in Southeast Asia and Canada focused on paper, power generation and building materials, since April 2013. Ms. Ng also previously served as a member of the board of directors of NTUC Fairprice Cooperative Limited, a supermarket retailer, from 2008 to 2017, Eu Yan Sang Limited, a wellness company listed on the SGX from 2011 to 2016, and Yanlord Land Limited, a real estate company listed on the SGX from 2006 to 2021, respectively. She also served on the board of directors of Dreamscape Networks Limited, an Australian Securities Exchange (ASX)-listed technology company from 2018 to 2019, before it was acquired. Ms. Ng co-founded and served as managing partner of Gryphus Capital Management Pte Ltd, a pan-Asian private equity firm, in 2010. From 2003 to 2006, Ms. Ng worked at the SGX and also served on the IPO Approval Committee. Ms. Ng was admitted as an advocate and solicitor of the Singapore Supreme Court in 1998 and practiced as an M&A lawyer in Messrs. Lee & Lee. Ms. Ng also serves as Singapore’s Non-Resident Ambassador to the Republic of Hungary, a post she has held since 2015, and has served on the Board of Governors of the Singapore International Foundation since 2016. Ms. Ng holds a Bachelor of Laws (Honours) from Queen Mary and Westfield College, University of London, obtained in 1996 and a Postgraduate Diploma in Singapore Law from the National University of Singapore, obtained in 1997.

Oliver Jay has served on Grab Inc.'s, before GHI’s and then our board of directors since May 2015. From November 2016 to February 2022, Mr. Jay served as Chief Revenue Officer at Asana, a work management platform that helps teams organize, track, and manage their work, overseeing the company’s sales organization and international expansion efforts. From 2012 to October 2016, Mr. Jay worked at Dropbox, a cloud storage service that helps users create, access and share content, where he built and led the North America Online and Inside Business Sales teams and later served as the Head of Asia Pacific and Latin America. Mr. Jay received a B.A. from the University of Pennsylvania in 2005 and an MBA from Harvard Business School in 2011.

Board Diversity Matrix

The table below sets forth the board diversity matrix of our board of directors as of the date of this annual report pursuant to NASDAQ’s Board Diversity Rule.

Board Diversity Matrix (as of April 26, 2023)

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

B.
Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of $7 million in cash compensation and benefits in kind to our executive officers as a group. Our executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass). We did not pay any cash compensation to our independent directors in 2022.

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

Share Incentive Plans

2018 Equity Incentive Plan

In March 2018, GHI’s board of directors adopted, and its shareholders approved the GHI 2018 Equity Incentive Plan (the “2018 Plan”), which was amended and restated in April 2019 and further amended in April 2021. The 2018 Plan provided for the issuance of up to an aggregate of 268,473,005 GHI Ordinary Shares, and as of December 1, 2021, under the 2018 Plan, 51,805,306 GHI Ordinary Shares remained available for grant, and options to purchase 40,750,290 GHI Ordinary Shares, RSUs underlying 51,343,196 GHI Ordinary Shares, and restricted shares with respect to 24,900,000 GHI Ordinary Shares were outstanding. Following the consummation of the Business Combination, no further awards were granted under the 2018 Plan. In addition, in connection with the Business Combination, all options, RSUs and restricted shares with respect to GHI Ordinary Shares that were outstanding under the 2018 Plan at the time of consummation of the Business Combination have been replaced by options, RSUs and restricted shares with respect to Class A Ordinary Shares (and in the case of the Key Executives, Class B Ordinary Shares) (collectively, the “Substitute Awards”) under our 2021 Plan. See “—2021 Equity Incentive Plan” for further information about the Substitute Awards.

2021 Equity Incentive Plan

In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Incentive Plan, which was amended and restated (as approved by our board of directors and our shareholders) in September 2021 (the “2021 Plan”). The 2021 Plan became effective on December 1, 2021. The following summarizes the material terms of the 2021 Plan.

Shares Subject to the Plan. Initially, the maximum number of Ordinary Shares that may be issued under the 2021 Plan after it becomes effective is seven percent (7%) of the total number of Ordinary Shares that were outstanding (on a fully diluted basis) upon consummation of the Business Combination plus the number of ordinary shares that remained available for grant under the 2018 Plan immediately prior to the consummation of the Business Combination, which maximum number is equal to 342,568,055. In addition, the number of Ordinary Shares reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to five percent (5%) of the total number of Ordinary Shares that are outstanding (on a fully diluted basis) on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or a committee thereof. For January 1, 2022 and January 1, 2023, the Compensation Committee determined that there shall be no increase and a 200,000,000 increase, respectively, in the number of Ordinary Shares that may be issued under the 2021 Plan. As of February 28, 2023, under the 2021 Plan, 426,936,713 Ordinary Shares remained available for grant, and RSUs underlying 93,978,289 Class A Ordinary Shares were outstanding and 15,045,882 Class B Ordinary Shares were outstanding. With respect to the Substitute Awards, as of February 28, 2023, options to purchase 8,629,556 Class A Ordinary Shares and 30,999,893 Class B Ordinary Shares, RSUs underlying 34,373,805 Class A Ordinary Shares and 52,869 Class B Ordinary Shares, and restricted shares with respect to 21,634,594 Class B Ordinary Shares were outstanding. To the extent that any Substitute Awards expire or are terminated prior to exercise, the shares reserved for issuance pursuant thereto will not become available for issuance under the 2021 Plan.

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

Capitalization Adjustment. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding share awards.

Types of Awards. The 2021 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units (“RSUs”) and other awards.

Eligibility. Employees, directors and consultants of the Company and its subsidiaries and affiliates are eligible to participate in the 2021 Plan.

Non-Employee Director Compensation Limit. Beginning with calendar year 2022, the aggregate value of all new compensation granted or paid to any non-employee director with respect to any calendar year, including share awards granted and cash fees paid by the Company to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the board during such calendar year, $1,000,000 in total value (in each case, calculating the value of any such share awards based on the grant date fair value of such share awards for financial reporting purposes).

Plan Administration. Our compensation committee, as delegated by the board of directors, administers the 2021 Plan. The administrator determines the participants to receive awards, when and how awards will be granted, the type of award to be granted, the number of awards to be granted, and the other terms and conditions of each award. The administrator may delegate certain authorities under the 2021 Plan to one or more officers of GHL.

Award Agreements. Awards granted under the 2021 Plan are evidenced by award agreements that set forth, consistent with the 2021 Plan, the terms, conditions and limitations for each award.

Conditions of Awards. The administrator determines the provisions, terms and conditions of each award granted under the 2021 Plan, including but not limited to the vesting schedule of the awards.

Change in Control. In the event of a change in control, the administrator may take one or more of the following actions with respect to outstanding awards under the 2021 Plan: arrange for the surviving or acquiring corporation to assume or continue or substitute the award, arrange for the assignment or lapse of any reacquisition or repurchase rights, accelerate the vesting, cancel any award that is unvested or not exercised in exchange for such cash consideration (if any) as determined by the administrator, and make a payment (in such form as determined by the administrator) equal to the excess (if any) of the value the participant would have received upon the exercise of the award immediately prior to the change in control over any exercise price payable by such holder.

Termination. Unless suspended or terminated earlier, the 2021 Plan has a term of ten years from April 12, 2021. Our board of directors has the authority to suspend or terminate the 2021 Plan at any time, provided, however, that no such suspension or termination may impair the rights and obligations under any awards previously granted without the written consent of the participant.

2021 Equity Stock Purchase Plan

In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Stock Purchase Plan (the “ESPP”). The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Internal Revenue Code (the “Code”) and a non-Section 423 component, which need not qualify under Section 423 of the Code. The ESPP became effective on December 1, 2021. As of the date of this annual report, 2,890,401 Class A Ordinary Shares have been issued under the 2021 ESPP. The following summarizes the material terms of the ESPP.

Shares Subject to the Plan. Initially, the maximum number of Class A Ordinary Shares that may be issued under the ESPP after it becomes effective is two percent (2%) of the total number of Ordinary Shares that are outstanding upon consummation of the Business Combination, which maximum number is equal to 74,821,802. In addition, the number of Class A Ordinary Shares reserved for issuance under the ESPP will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to one percent (1%) of the total number of Ordinary Shares that are outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the administrator. For January 1, 2022 and January 1, 2023, the administrator determined that there shall be no increase in the number of Class A Ordinary Shares reserved for issuance under the ESPP.

Plan Administration. Our board of directors or, as delegated by the board of directors, the compensation committee of the board of directors, administers the ESPP. The administrator may delegate certain authorities under the ESPP to one or more officers.

Eligibility. Employees and other service providers of the Company and its designated subsidiaries and affiliates are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the administrator. However, an employee may not be granted rights to purchase shares under the 423 Component of the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of ordinary shares.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not accrue the right to purchase Class A Ordinary Shares under the ESPP at a rate that exceeds $25,000 in fair market value of Class A Ordinary Shares (determined at the time the option is granted) (or in the case of the non-Section 423 component, such other amount as may be determined by the administrator) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code).

Offering. Under the ESPP, participants are offered the option to purchase Class A Ordinary Shares at a discount during an offering period. The length of offering periods under the ESPP will be determined by the administrator and may be up to 27 months long. Payroll deductions will be used to purchase Class A Ordinary Shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the administrator. Offering periods under the ESPP will commence when determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods.

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

Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain transactions. In the event of certain transactions or events affecting the Class A Ordinary Shares, such as any share dividend, share split, reverse share split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the administrator will make appropriate adjustments to the ESPP and outstanding rights. In addition, in the event of certain significant transactions, including a change in control, the administrator may (1) if the Company is merged with or acquired by another corporation, provide that each outstanding option will be assumed or exchanged for a substitute option granted by the acquirer or successor corporation or by a parent or subsidiary of the acquirer or successor corporation, (2) cancel each outstanding option and return the balances to the accounts of the participants, without interest, and/or (3) terminate the offering period on or before the date of the proposed sale, merger or similar transaction and provide that any outstanding options will be exercisable either on the purchase date for the applicable offering period or an earlier date as the administrator may specify or return the balances to the accounts of the participants, without interest.

Plan amendment; termination. The administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval of any amendment to the ESPP must be obtained within twelve months before or after any amendment that would be treated as the adoption of a new plan for purposes of Section 423. The ESPP will terminate on December 1, 2031.

Option, RSU and Restricted Share Grants

As of February 28, 2023, there were a total of 57,552,629 Ordinary Shares underlying grants of outstanding options, RSUs and restricted shares that were held by the executive officers and directors as a group, which included the following:

•
Anthony Tan Ping Yeow had (x) outstanding options to purchase a total of 12,130,207 Class B Ordinary Shares, with per-share exercise price of $1.90, grant date of December 31, 2019, and expiration date of December 31, 2029, (y) outstanding restricted shares with respect to a total of 11,295,170 of Class B Ordinary Shares with a grant date of April 11, 2021 and (z) outstanding RSUs with respect to a total of 6,621,176 of Class B Ordinary Shares with a grant date of March 15, 2022;
•
Tan Hooi Ling, who owned less than 1% of the outstanding Ordinary Shares, had (x) outstanding options to purchase Class B Ordinary Shares, with a per-share exercise price of $1.90, grant dates that range from December 24, 2019 to December 31, 2019, and expiration dates that range from December 24, 2029 to December 31, 2029, (y) outstanding restricted shares with respect to Class B Ordinary Shares with a grant date of April 11, 2021 and (z) outstanding RSUs with respect to Class B Ordinary Shares with a grant date of March 15, 2022;

•
Maa Ming-Hokng, who owned less than 1% of the outstanding Ordinary Shares, had (x) outstanding options to purchase Class B Ordinary Shares, with per-share exercise prices that range from $1.90 to $4.03, grant dates that range from December 31, 2019 to December 28, 2020, and expiration dates that range from December 19, 2029 to December 28, 2030, (y) outstanding RSUs with respect to Class B Ordinary Shares with grant dates that range from April 30, 2018 to March 15, 2022, and (z) outstanding restricted shares with respect to Class B Ordinary Shares with a grant date of April 11, 2021;
•
Peter Oey, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from April 30, 2020 to March 15, 2022;
•
Ong Chin Yin, who owned less than 1% of the outstanding Ordinary Shares, had (x) outstanding options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.48 to $2.32, grant dates that range from August 26, 2016 to September 19, 2020, and expiration dates that range from August 25, 2026 to December 13, 2029, and (y) outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from October 23, 2018 to March 15, 2022;
•
Alex Hungate, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of February 15, 2022;
•
Suthen Thomas Paradatheth, who owned less than 1% of the outstanding Ordinary Shares. had (x) outstanding options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.67 to $2.32, grant dates that range from November 24, 2017 to September 22, 2020, and expiration dates that range from November 23, 2027 to September 22, 2030, and (y) outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from April 29, 2019 to March 15, 2022;
•
Philipp Kandal, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary shares with grant dates that range from November 29, 2019 to March 15, 2022;
•
John Rogers, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of March 15, 2022;
•
Dara Khosrowshahi did not have any outstanding options, RSUs or restricted shares in respect of Ordinary Shares;
•
Ng Shin Ein, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from January 28, 2021 to March 15, 2022; and
•
Oliver Jay, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from March 10, 2021 to March 15, 2022.
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

Our executive officers are elected by and serve at the discretion of the board of directors.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of John Rogers, Ng Shin Ein and Oliver Jay. John Rogers is the chairperson of the audit committee. John Rogers satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of John Rogers, Ng Shin Ein and Oliver Jay satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

•
overseeing the relationship with our independent auditors, including:
•
appointing, retaining and determining the compensation of our independent auditors;
•
approving auditing and pre-approving non-audit services permitted to be performed by the independent auditors;
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

Foreign Private Issuer Status

We are an exempted company limited by shares incorporated in 2021 under the laws of the Cayman Islands. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have published and intend to continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

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

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices—compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in our code when providing goods and services to us or acting on our behalf.

D.
Employees

Our employees are critical to our success and have scaled in line with the growth of the business. As such, we focus on cultivating a values-driven corporate culture anchored around the 4H principles, which serve to guide our employees towards our mission to drive Southeast Asia forward by creating economic empowerment for everyone. Each of the 4Hs is demonstrated daily through a set of behaviors that define The Grab Way:

•
Heart: To serve Grab’s communities, we aim to take a long-term view to understanding and balancing the needs of our driver- and merchant-partners and the consumers on our platform and gain strength through teamwork as one organization rather than focusing on individual functions or business lines.
•
Hunger: We value dedication, drive and adaptability in responding to our challenges in creative ways and encourage our people to learn from mistakes, seek feedback and provide help to others.

•
Honor: Integrity is a key enabler of our mission for all our stakeholders, and we strive to build successful marketplaces grounded in trust.
•
Humility: We recognize that there is always room for growth and seek to learn from consumers, partners, communities and employees.

We firmly believe that The Grab Way fosters a collaborative, innovative and respectful work environment that makes Grab one of the best places to work in Southeast Asia. The following table indicates the distribution of our full-time employees by function as of December 31, 2022:

Function	Number of Employees
General and administrative	1,356
Sales and marketing	885
Operations and support	6,364(1)
Research and development	3,329
Total	11,934

Note:

(1)
Includes 1,992 employees of Jaya Grocer, of which we acquired a majority economic interest in January 2022.

In addition, as of December 31, 2022, we had 1,268 fixed-term contract employees and 5,434 temporary agency workers. Our employee relations are strong, and we consistently gather ground-up employee feedback through engagement surveys. None of our employees are represented by a labor union.

E.
Share Ownership

Ownership of the Company’s shares by its directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this annual report.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of February 28, 2023 by:

•
each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
•
each of our directors and executive officers; and
•
all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. Each Class A Ordinary Share carries one vote, and each Class B Ordinary Share carries 45 votes.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 3,747,115,325 Class A Ordinary Shares and 120,327,102 Class B Ordinary Shares issued and outstanding as of February 28, 2023, and does not include the 25,999,981 Class A Ordinary Shares issuable upon the Warrants outstanding as of February 28, 2023.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Anthony Tan Ping Yeow	*	142,372,630(3)	3.8%	63.2%
Tan Hooi Ling	*	29,723,020(4)	*	*
Ming-Hokng Maa	*	20,179,835(5)	*	*
Alex Hungate	*	—	*	*
Peter Oey	*	—	*	*
Ong Chin Yin	*	—	*	*
Suthen Thomas Paradatheth	*	—	*	*
Philipp Kandal	*	—	*	*
John Rogers	*	—	*	*
Dara Khosrowshahi	—	—	—	—
Ng Shin Ein	*	—	*	*
Oliver Jay	*	—	*	*
All executive officers and directors as a group	*	142,372,630	4.0%	63.2%
Principal Shareholders
SVF entities(6)	709,265,250	—	18.3%	7.7%
Uber Technologies, Inc.	535,902,982	—	13.9%	5.9%
Morgan Stanley(7)	294,950,430	—	7.6%	3.2%
Didi Chuxing(8)	270,598,100	—	7.0%	3.0%
Toyota Motor Corp	222,906,079	—	5.8%	2.4%

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

(3)
Consists of (i) 65,966,461 Class B Ordinary Shares held by Mr. Tan; (ii) 19,492,330 Class B Ordinary Shares held by Hibiscus Worldwide Ltd., a Cayman limited company (“Hibiscus”), and deemed beneficially owned by Mr. Tan pursuant to the shareholders’ deed dated April 12, 2021 (the “Shareholders’ Deed”), by and among GHL, Altimeter Growth Holdings, Grab Holdings Inc., the Key Executives and certain entities related to Mr. Tan; (iii) 7,010,984 Class B Ordinary Shares that Mr. Tan may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Mr. Tan under our share incentive plans; (iv) 22,873,300 Class B Ordinary Shares held by Ms. Tan, and 6,849,720 Class B Ordinary Shares that Mr. Tan may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Ms. Tan under our share incentive plans, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed; and (v) 11,995,011 Class B Ordinary Shares held by Mr. Maa and the trusts created by Mr. Maa for which he is the trustee (the “Maa Trusts”), and 8,184,824 Class B Ordinary Shares that Mr. Maa may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Mr. Maa under our share incentive plans, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed. Pursuant to the Shareholders’ Deed, Ms. Tan, Mr. Maa and any trusts created by Ms. Tan or Mr. Maa irrevocably appoints Mr. Tan as attorney-in-fact and proxy to vote all of their Class B Ordinary Shares.
(4)
Pursuant to the Shareholders’ Deed, these shares will be voted solely, and deemed beneficially owned, by Mr. Tan.
(5)
Pursuant to the Shareholders’ Deed, these shares will be voted solely, and deemed beneficially owned, by Mr. Tan.
(6)
The number of Class A Ordinary Shares beneficially owned was reported in the amendment no. 1 to the Schedule 13G filed by certain SVF entities and other reporting persons on February 14, 2023 and consists of (i) 699,175,218 Class A Ordinary Shares held of record by SVF Investments (UK) Limited, and (ii) 10,090,032 Class A Ordinary Shares held of record by ZA Tech Global Limited.
(7)
The number of Class A Ordinary Shares beneficially owned was reported in the Schedule 13G filed by Morgan Stanley and Morgan Stanley Investment Management Inc. on February 9, 2023. As reported in the Schedule 13G, Morgan Stanley has shared voting power over 274,729,725 Class A Ordinary Shares and shared dispositive power over 294,950,430 Class A Ordinary Shares, and Morgan Stanley Investment Management Inc. has shared voting power over 180,894,593 Class A Ordinary Shares and shared dispositive power over 200,593,057 Class A Ordinary Shares.
(8)
The number of Class A Ordinary Shares beneficially owned was reported in the amendment no. 1 to the Schedule 13G filed by DiDi Global Inc. (formerly known as Xiaoju Kuaizhi Inc.) and Marvelous Yarra Limited on March 15, 2023 and consists of (i) 8,995,300 Class A Ordinary Shares directly held by DiDi Global Inc., and (ii) 261,602,800 Class A Ordinary Shares held by Marvelous Yarra Limited. Marvelous Yarra Limited is a wholly-owned subsidiary of DiDi Global Inc., and DiDi Global Inc. shares the voting and investment power with respect to the Class A Ordinary Shares held by Marvelous Yarra Limited.

To our knowledge, as of February 28, 2023, 2,353,660,573 Class A Ordinary Shares, or 62.8% of the total outstanding Class A Ordinary Shares, were held by 66 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of February 28, 2023, 11,995,011 Class B Ordinary Shares representing 10.0% of the total issued and outstanding Class B Ordinary Shares, were held by three record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.
Related Party Transactions

Business Combination

On December 1, 2021 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of April 12, 2021, as amended from time to time (the “Business Combination Agreement”), by and among the Company, Altimeter Growth Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“AGC”), J2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of GHL (“AGC Merger Sub”), J3 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of GHL (“Grab Merger Sub”) and Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“GHI”). Pursuant to the Business Combination Agreement, (i) AGC merged with and into AGC Merger Sub, with AGC Merger Sub surviving and remaining as a wholly-owned subsidiary of GHL (the “Initial Merger”) and (ii) following the Initial Merger, Grab Merger Sub merged with and into GHI, with GHI being the surviving entity and becoming a wholly-owned subsidiary of GHL (the “Acquisition Merger,” and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

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

The Acquisition Merger

Following the Initial Merger, as a result of the Acquisition Merger, at the Acquisition Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Grab Merger Sub and GHI became the assets and liabilities of GHI as the surviving company, and GHI became as a wholly-owned subsidiary of the Company and the separate corporate existence of Grab Merger Sub ceased to exist, (ii) each issued and outstanding security of GHI immediately prior to the Acquisition Effective Time was canceled in exchange for or converted into securities of GHL as set out below, (iii) each share of Grab Merger Sub issued and outstanding immediately prior to the Acquisition Effective Time was automatically be converted into one ordinary share of the surviving company, (iv) the board of directors and officers of Grab Merger Sub ceased to hold office, and the board of directors and officers of GHI was changed as determined by us and (v) GHI’s memorandum and articles of association was amended and restated to read in their entirety in the form attached as Exhibit K to the Business Combination Agreement.

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
•
each GHI Key Executive Share (other than GHI Key Executive Restricted Stock and GHI Dissenting Shares) issued and outstanding immediately prior to the Acquisition Effective Time was canceled in exchange for the right to receive such fraction of a newly issued Class Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding up to the nearest whole Class A Ordinary Share;
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

GHI Voting, Support and Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, the Company, AGC, GHI and certain of the shareholders of GHI entered into voting support and lock-up agreements (the “GHI Shareholder Support Agreements”), pursuant to which certain shareholders who hold an aggregate of at least 67% of the outstanding GHI voting shares (on an as converted basis) agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of GHI called to seek approval of the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to vote in favor of the transactions contemplated by the Business Combination Agreement and other transaction proposals, (c) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal, (d) to not sell or transfer any of their shares.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Collaboration Agreement with Toyota

We are party to a Framework Collaboration Agreement dated June 13, 2018 and renewed and amended on August 15, 2021 and August 16, 2022 (collectively the “FCA”) with Toyota Motor Corp. (“Toyota”), a principal shareholder. The FCA governs future joint development projects by the two companies, committing us to use our best efforts to collaborate with Toyota, as a preferred original equipment manufacturer partner, in certain research and development efforts. Pursuant to the FCA, we also agreed to install and subscribe to Toyota vehicle management and other in-car hardware and software in our rental vehicle fleet, as well as to use for our rental fleet, and encourage the driver-partners to use, Toyota-selected vehicle maintenance centers in all countries in which we operate. The FCA also grants Toyota certain preference rights to provide capital for vehicle purchase financing for the driver-partners, commits us to procure certain auto insurance products from parties recommended by Toyota and requires us to use our best efforts to recommend Toyota’s inclusion in any auto insurance company which we may establish. The FCA further requires us to use our best efforts to maintain an 80%-unit share percentage of Toyota vehicles for its rental fleet, subject to mitigating circumstances. In 2022, 2021 and 2020, transactions of an aggregate value of approximately $41 million, $56 million and $287 million, respectively, were conducted under the FCA.

Transactions with GrabFin Operations (Malaysia)

On October 15, 2019, pursuant to a sale and purchase agreement dated August 20, 2018, and the supplemental agreement dated April 3, 2019, Grab Financial Services Asia Inc. (“GFSA”), an entity in our financial services segment, acquired a 40% interest in Reversemortgage Sdn. Bhd., which subsequently changed its name to GrabFin Operations (Malaysia) Sdn. Bhd. (“GOM”), a licensed money lender in Malaysia, and an option to purchase the remaining 60% subject to regulatory approval. Prior to the foregoing transactions, the shares in GOM were owned by two individuals holding 10% and 30%, respectively, and Mr. Kooi Ong Tong (60%), who is Mr. Tan’s father-in-law. Mr. Tong currently retains a 60% interest in GOM.

On February 17, 2020, GFSA, as lender, entered into a loan agreement (the “Loan Agreement”) with GOM, as borrower, pursuant to which it granted GOM a revolving interest-free loan facility of MYR 30 million (approximately $7 million) to be used only for general corporate purposes. GFSA can demand repayment of all or any amounts outstanding under the Loan Agreement at its absolute discretion at any time, and any outstanding amount is due within five business days from GOM having received demand from GFSA. On March 10, 2020, GFSA and GOM amended and restated the Loan Agreement to change and redenominate the facility amount to $8 million. As of December 31, 2022, $0.2 million was drawn and outstanding under the amended and restated Loan Agreement.

Contract with National University of Singapore

We have a contract with the National University of Singapore’s NUS AI Lab for artificial intelligence research and intellectual property creation related to our business for SGD 1.25 million (approximately $1 million) over two years from April 1, 2021. Our co-founder Tan Hooi Ling served on the Board of Trustees of the National University of Singapore from June 2019 to March 2022.

Amendment to Subscription Agreement with SVF Investments (UK) Limited

We are party to a subscription agreement dated March 6, 2019 (as amended, the “SVF Subscription Agreement”) with SVF Investments (UK) Limited (“SVF”), a principal shareholder, pursuant to which SVF agreed to purchase Series H Preference Shares of GHI (“Series H Shares”) for an aggregate purchase price of $2.0 billion at multiple closings. As of April 12, 2021, SVF had funded and closed on share purchases pursuant to the SVF Subscription Agreement in the aggregate amount of $1.8 billion, with a single closing remaining. On April 12, 2021, GHI and SVF amended the SVF Subscription Agreement to, among other things, reschedule the closing date for the remaining $200 million funding to the third day following the date of the meeting of GHI’s shareholders at which GHI’s shareholders approve an increase of the authorized number of certain GHI Shares under GHI’s memorandum and articles of association in connection with the purchase of such remaining shares, which occurred on November 26, 2021. On November 29, 2021, SVF consummated the purchase of 32,452,254 GHI Shares for $200 million.

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

Contract with MCars Sdn. Bhd.

On October 25, 2022, one of our wholly-owned subsidiaries, Green Rentals Sdn. Bhd., awarded a contract to purchase 400 units of Perodua Bezza, which were due to be written off, to MCars. Sdn. Bhd. for MYR 11.4 million (approximately $3 million). This was conducted through a competitive bidding exercise considering the best price and the ability to fulfill payment as per bidding document. Initially, it was awarded to another company that was the highest bidder, but the company was not able to fulfill payment as per the bidding document. As a result, it was awarded to the next highest bidder, MCars. Sdn. Bhd. MCars Sdn. Bhd. is a wholly-owned subsidiary of Orion SPV Pte. Ltd., a company 49%-owned by Ideal Team Enterprises Limited, which is in turn owned by Nicholas Tan, Mr. Tan’s brother.

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

Government Proceedings

We have been, and are currently, involved in actions brought by government authorities and third parties, alleging violations of competition laws, consumer protection laws, data protection laws and other laws. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters. For example, on October 3, 2019, the Malaysia Competition Commission, or MyCC, served a proposed decision against Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc. for allegedly abusing Grab’s dominant position by restricting driver-partners from promoting competitors’ products and providing advertising services to third-party enterprises. MyCC imposed a proposed financial penalty of MYR 86.8 million (approximately $20 million), along with the directive for MyTeksi Sdn. Bhd. and Grabcar Sdn. Bhd. to remove the restrictive clause permanently from the relevant terms and code of conduct and to notify all driver-partners of such removal for a period of twelve weeks. The matter is pending the issuance of a final decision by the MyCC. Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc.’s initial leave application to the High Court for a judicial review of MyCC’s proposed decision was dismissed and they have since been granted leave by the Court of Appeal to have the judicial review application against MyCC’s proposed decision heard in the High Court. The MyCC has appealed to the Federal Court and the appeal has been dismissed. The judicial review hearing is currently scheduled to be held on July 6, 2023.

Personal Injury Matters

In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving driver-partners or passengers using or who have used services offered through our platform, as well as from third parties. For example, on August 10, 2020, a passenger who was injured in an accident while using GrabBike, filed a claim in the Thai Civil Court against Grabtaxi Holdings Pte. Ltd., Grabtaxi (Thailand) Co., Ltd. and the driver-partner for approximately THB 53 million (approximately $2 million) in damages. Although the case is still pending and ongoing, our management is of the view that the claim amount is exaggerated and the plaintiff is unlikely to be able to substantiate the amount of the claim.

Independent Contractor Matters

In the ordinary course of our business, various driver-partners have challenged, and may challenge in the future, their classification on our platform as independent contractors, seeking monetary, injunctive, or other relief although we have generally been able to defend such actions. We are currently involved in one such action filed by an individual driver-partner seeking damages for wrongful termination. On January 3, 2020, a former driver-partner filed a claim against MyTeksi Sdn Bhd in the Kuala Lumpur Industrial Relations Department alleging unfair dismissal from the Grab platform. The Minister of Human Resources declined to refer the driver-partner’s claim to the Industrial Relations Court based on his sole discretion, and the former driver-partner’s subsequent application to the Kuala Lumpur High Court for judicial review of the Minister’s decision was also dismissed. The former driver-partner filed an appeal to the Court of Appeal and the appeal is pending. We believe that the appeal is unlikely to succeed given that the Self-Employed Social Security Act 2017 recognizes that driver-partners are self-employed and the recent amendment to the aforesaid Act reinforces this point by adding and recognizing delivery partners as independent contractors. However, if the appeal is successful and the former driver-partner is allowed to bring the claim in the Industrial Relations Court, the classification of driver-partners as independent contractors in Malaysia would be challenged. In addition, we are also regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractors on our platform.

Other Actions

We are currently also involved in the following actions:

•
In October 2018, a Thai taxi driver filed a claim against a Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. (“Grabtaxi Thailand”) to operate GrabCar (i.e., allowing Grabtaxi Thailand to assist its driver-partners to use private cars to provide public transport service). Grabtaxi Thailand is a co-defendant in this case. The case is still pending. We believe the potential impact in the case of any adverse outcome from this case should be limited to a fine that may be imposed by the regulator.
•
In December 2018, Grab was assessed approximately PHP 1.4 billion (approximately $25 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and the case remains under review by the regional trial court.
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
•
Beginning in March 2022, various putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York. On June 7, 2022, the Court appointed Lead Plaintiffs and consolidated all actions under the caption In re Grab Holdings Limited Securities Litigation, No. 1:22-cv-02189-VM. On August 22, 2022, Lead Plaintiffs filed an Amended Class Action Complaint against the Company, certain of its officers and directors, and certain officers and directors of Altimeter Growth Corp. The class action is purportedly brought on behalf of various classes of persons who allegedly suffered damages as a result of alleged misstatements and omissions regarding our proxy and registration statements, reported financials, business operations, and future prospects, in violation of Sections 11 and 15 of the U.S. Securities Act of 1933, Sections 10(b), 14(a), and 20(a) of the U.S. Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. On November 18, 2022, the Company and the other defendants filed a joint motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on February 27, 2023, and a decision on the motion to dismiss is currently pending. The case otherwise remains in its preliminary stage. Although we consider the allegations to be without merit and intend to contest them vigorously, it is difficult for us to predict the outcome of this case or the potential damages or expenses that may be incurred as the case is still in a preliminary stage.

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

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

The registered office of our company is at the offices of International Corporation Services Ltd., Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KYI-1106, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (Revised) as the same may be revised from time to time, or any other law of the Cayman Islands.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association in relation to our ordinary shares contained in the Exhibit 2.5 to this annual report. For our board of directors, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

C.
Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. For a discussion of such restrictions in certain countries in which we operate, see “Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources—Holding Company Structure” and “Item 3. Key Information—D. Risk Factors—The ability of our subsidiaries and consolidated affiliated entities in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.”

E.
Taxation

United States Federal Income Tax Considerations

General

The following is a general discussion of the U.S. federal income tax considerations of the ownership and disposition of our Class A Ordinary Shares and Warrants (the “Securities”).

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders (as defined below) that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

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

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as, gift, estate, Medicare contribution, or minimum tax laws, or any state, local or non-U.S. tax laws relating to the ownership and disposition of Securities.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined on the basis of a quarterly average), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. We refer to the latter test as the “asset test.” Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our Class A Ordinary Shares, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, there can be no assurance that we will continue to be a PFIC for the current taxable year or any future taxable year because PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to cease to be a PFIC for the current or subsequent taxable years. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may cease to be a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares or Warrants, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares or Warrants, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the Class A Ordinary Shares or Warrants.

Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on our Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below).

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to Securities under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of Securities under their particular circumstances.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Warrant. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the exercise, lapse or redemption of the Warrants under their particular circumstances.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section captioned “Description of Warrants” contained in Exhibit 2.5 to this annual report, which is incorporated herein by reference. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2022. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Warrants and, in the case of Class A Ordinary Shares, the U.S. Holder did not make a qualified electing fund (“QEF”) election or a mark-to-market election, such U.S. Holder generally would be subject to special and adverse rules, regardless of whether we remain a PFIC, with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

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

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC (a “low-tier PFIC”), a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

We do not expect to furnish U.S. Holders with the tax information necessary to enable a U.S. Holder to make a QEF election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Alternatively, if we are a PFIC and the Class A Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Currently, a mark-to-market election may not be made with respect to Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a national securities exchange that is registered with the SEC, including NASDAQ (on which the Class A Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Consequently, if the Class A Ordinary Shares continue to be listed on NASDAQ and are regularly traded, we expect that the mark-to-market election would be available to U.S. Holders of the Class A Ordinary Shares. However, there can be no assurance in this regard. Further, because a mark-to-market election cannot technically be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Securities should consult their tax advisors concerning the reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of Securities if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

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

No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of a Security.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with GHL that:

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

The concessions apply for a period of THIRTY years from May 13, 2021.

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

J.
Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. See Note 24 to our consolidated financial statements included elsewhere in this report for further details.

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

Interest on external borrowings is denominated in the currency of the borrowing. With the exception of the Term Loan B Facility, our entities’ external borrowings are generally denominated in currencies that match the cash flows generated by the underlying operations, which is also the currency of the country in which the entity operates.

Based on the above, we do not believe we are exposed to significant currency transactional foreign currency risk. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we translate the financial statements of our subsidiaries and consolidated affiliated entities into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our subsidiaries and consolidated affiliated entities into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss).

Interest Rate Risk

Our main interest rate risk arises from long-term borrowings with variable rates, which expose us to cash flow interest rate risk. Our borrowings at variable rate are mainly denominated in U.S. Dollars, Singapore Dollars, Malaysian Ringgit, Indonesian Rupiah and Thai Baht. The borrowings are periodically contractually repriced and to the extent are also exposed to the risk of future changes in market interest rates. We monitor reform of benchmark interest rates by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate. As of December 31, 2022, the Term Loan B Facility, which is a significant portion of our variable rate instruments, has not yet transitioned to an alternative benchmark rate although it does contractually contain fallback provisions to address such transition in the future. Therefore, fluctuations in interest rates will impact our consolidated financial statements. The risk of future changes in market interest rates with regard to variable rate pricing on the term loan financing is currently hedged using interest rate derivatives. For the term loan, a 100 basis point increase in LIBOR (the applied benchmark rate) would have increase consolidated losses by approximately $6 million.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(f) or 15(d)-15(f) promulgated under the Exchange Act, as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15(d)-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As Jaya Grocer was acquired in a business combination in 2022, management has excluded Jaya Grocer from its assessment of internal control over financial reporting as of December 31, 2022. Jaya Grocer represented approximately 1% of our consolidated total assets as of December 31, 2022, and 23% of our consolidated revenues for the year ended December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report.

Changes in Internal Control over Financial Reporting

Other than described below, during the period covered by this annual report and as described below, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Remediation of Previous Material Weaknesses in Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 in accordance with the standards established by the PCAOB, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

During 2021 and 2022, we implemented, with the supervision of our Chief Executive Officer and our Chief Financial Officer and our Audit Committee, the below remediation measures to remediate the aforementioned material weaknesses. To remedy our identified material weaknesses and control deficiencies, we have adopted several measures to improve our internal control over financial reporting, including:

(i)
evaluating our existing communication channels and making improvements to ensure a higher level of collaboration and compliance with our accounting policies at the subsidiary level;
(ii)
implementing enhancements to our revenue reporting and technical accounting review processes to increase the level of precision and consistency in our application of IFRS;
(iii)
designing and implementing management review controls, including establishing proper precision levels at which the management review controls should operate and the timing of when controls should be performed;
(iv)
performing a resource and skills gap analysis within our existing finance organization;
(v)
implementing regular and consistent accounting and financial reporting training programs for our accounting and financial reporting personnel; and
(vi)
recruiting experienced personnel equipped with relevant experience and qualifications working on IFRS, SEC reporting and internal control over financial reporting to strengthen the financial reporting function and setting up a financial and system control framework.

We have implemented these remedial steps and successfully tested the related internal controls. We believe our remediation efforts resulted in the elimination of the previously identified material weaknesses as of December 31, 2022.

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

	For the Year Ended December 31,
(in millions)	2022	2021	2020
Audit fees	7	6	10
Tax fees	*	*	*
Audit related fees	1	*	*
Other fees	*	—	1
Total fees	8	6	11

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

Tax fees consisted of fees for professional services for tax compliance, tax advice and tax planning.

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

ITEM 16J. INSIDER TRADING POLICIES

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

2.3

Warrant Agreement, dated as of September 30, 2021, between Altimeter Growth Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333‑258349), filed with the SEC on November 19, 2021).

2.4

Assignment, Assumption and Amendment Agreement, dated as of April 12, 2021, by and among Continental Stock Transfer & Trust Company, GHL and Altimeter Growth Corp. (incorporated by reference to Exhibit 10.8 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

2.5

Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.5 to Annual Report on Form 20-F (File No. 001-41110), filed with the SEC on April 28, 2022).

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

4.7

Backstop Subscription Agreement, dated as of April 12, 2021, by and among Altimeter Growth Corp., GHL and Altimeter Partners Fund, L.P. (incorporated by reference to Exhibit 10.2 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349),filed with the SEC on November 19, 2021).

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

4.17*

Amended and Restated Shareholders’ Agreement, dated October 17, 2021, among GXS Bank Pte. Ltd. (formerly known as A5-DB Operations (S) Pte. Ltd.), A5-DB Holdings Pte. Ltd., SFG Digibank Investment Pte. Ltd., Grab Holdings Inc., Singapore Telecommunications Limited, AA Holdings Inc. and Singtel FinGroup Investment Pte. Ltd., and First Amendment and Waiver Regarding Amended and Restated Shareholders' Agreement, dated September 19, 2022, among the same parties.

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

4.26

Agreement, dated January 31, 2021, among Jaya Grocer Holdings Sdn. Bhd., D Holdings Inc. and Green Aurora Sdn. Bhd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F (File No. 001-41110), filed with the SEC on April 28, 2022)

8.1*	List of subsidiaries of GHL.
12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.
13.2**	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.
15.1*	Consent of KPMG LLP.
15.2*	Consent of Euromonitor International Limited.
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Portions of this exhibit have been omitted on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAB HOLDINGS LIMITED

By:	/s/ Anthony Tan Ping Yeow
Name:	Anthony Tan Ping Yeow
Title:	Chairman and Chief Executive Officer

Date: April 26, 2023

Grab Holdings Limited

(Incorporated in the Cayman Islands)

and its Subsidiaries

Annual Report

For the financial year ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Grab Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grab Holdings Limited and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – Determination of principal versus agent

As discussed in Notes 4.11 and 18 to the consolidated financial statements, revenue is recognized on a gross or net basis based on whether the Company acts as a principal by controlling the service provided to the consumer, or whether it acts as an agent by arranging for third parties to provide the service to the consumer. During 2022, deliveries arrangements were modified in one of the markets which resulted in deliveries revenue of $52 million from contractual agreements in which the Company is responsible for delivery services to consumers and is therefore the principal.

We identified the determination of principal versus agent for revenue recognition for the modified deliveries arrangements as a critical audit matter. Specifically, subjective auditor judgment was required to evaluate whether the Company acted as either a principal or an agent with respect to whether the Company controls the promised service.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control relating to the Company’s assessment of accounting treatment for material new or modified revenue arrangements. We also assessed management’s determination of revenue recognition for the modified deliveries arrangements by analyzing whether the Company controls the promised service pursuant to the terms and conditions with consumers and service providers.

Valuation of certain Level 3 investment

As discussed in Note 24 to the consolidated financial statements, the Company had equity investments of $146 million classified as Level 3 in the fair value hierarchy as of December 31, 2022, including an equity investment valued using the market approach with significant unobservable inputs.

We identified the valuation of the fair value of the equity investment using unobservable inputs as a critical audit matter. Specifically, there was subjectivity in certain assumptions used to estimate the fair value, including the evaluation of comparable companies, market multiples and volatility rates used in the market approach valuation technique which required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. For the Level 3 equity investment, we involved valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the comparable companies, the market multiples and the volatility rates used in the valuation model. We also involved valuation professionals in developing an estimate of the fair value based on independently developed assumptions of the comparable companies, the market multiples and the volatility rates, using data sources we determined to be relevant and reliable, and compared our independent estimate range to the Company’s fair value measurement.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Singapore

April 26, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Grab Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Grab Holdings Limited and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2023 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Jaya Grocer Holdings Sdn Bhd (“Jaya Grocer”) during 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, Jaya Grocer’s internal control over financial reporting associated with 1% of total assets and 23% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022.Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Jaya Grocer.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Singapore

April 26, 2023

Consolidated statement of financial position

As at December 31

(in $ millions)

	Note	2022	2021
		$	$
Non-current assets
Property, plant and equipment	5	492	441
Intangible assets and goodwill	6	904	675
Associates and joint venture		107	14
Deferred tax assets	16	20	5
Other investments	7	1,742	1,241
Prepayments and other assets	9	217	127
		3,482	2,503
Current assets
Inventories		48	4
Trade and other receivables	8	372	255
Prepayments and other assets	9	182	185
Other investments	7	3,134	3,240
Cash and cash equivalents	10	1,952	4,991
		5,688	8,675
Total assets		9,170	11,178

Equity
Share capital and share premium	11	22,278	21,529
Reserves	11	602	606
Accumulated losses		(16,277)	(14,402)
Equity attributable to owners of the Company		6,603	7,733
Non-controlling interests	12	54	286
Total equity		6,657	8,019

Non-current liabilities
Loans and borrowings	13	1,248	2,031
Provisions	14	18	18
Other liabilities	15	132	81
Deferred tax liabilities	16	18	3
		1,416	2,133
Current liabilities
Loans and borrowings	13	117	144
Provisions	14	38	35
Trade payables and other liabilities	15	933	844
Current tax liabilities		9	3
		1,097	1,026
Total liabilities		2,513	3,159
Total equity and liabilities		9,170	11,178

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

For the year ended December 31

(in $ millions, except for per share data)

	Note	2022	2021	2020
		$	$	$
Revenue	18	1,433	675	469
Cost of revenue	19(iii)	(1,356)	(1,070)	(963)
Other income	19(i)	17	12	33
Sales and marketing expenses	19(iii)	(279)	(241)	(151)
General and administrative expenses	19(iii)	(647)	(545)	(326)
Research and development expenses	19(iii)	(466)	(356)	(257)
Net impairment losses on financial assets	24	(58)	(19)	(63)
Other expenses	19(ii)	(17)	(11)	(40)
Operating loss		(1,373)	(1,555)	(1,298)
Finance income	20	107	28	53
Finance costs	20	(166)	(1,701)	(1,448)
Net change in fair value of financial assets and liabilities	20	(294)	37	(42)
Share listing and associated expenses	11	—	(353)	—
Net finance costs	20	(353)	(1,989)	(1,437)
Share of loss of equity-accounted investees (net of tax)		(8)	(8)	(8)
Loss before income tax		(1,734)	(3,552)	(2,743)
Income tax expense	16	(6)	(3)	(2)
Loss for the year		(1,740)	(3,555)	(2,745)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		2	1	(2)
Investments and put liabilities at FVOCI – net change in fair value		(3)	—	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		(42)	(42)	5
Other comprehensive (loss)/ income for the year, net of tax		(43)	(41)	3
Total comprehensive loss for the year		(1,783)	(3,596)	(2,742)
Loss attributable to:
Owners of the Company		(1,683)	(3,449)	(2,608)
Non-controlling interests		(57)	(106)	(137)
Loss for the year		(1,740)	(3,555)	(2,745)
Total comprehensive loss attributable to:
Owners of the Company		(1,729)	(3,489)	(2,599)
Non-controlling interests		(54)	(107)	(143)
Total comprehensive loss for the year		(1,783)	(3,596)	(2,742)
Loss per share
Basic loss per share	21	(0.44)	(6.39)	(14.39)
Diluted loss per share	21	(0.44)	(6.39)	(14.39)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2022

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 11)	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2022		*	21,529	(14,402)	243	382	(19)	7,733	286	8,019
Total comprehensive loss for the period
Loss for the period		—	—	(1,683)	—	—	—	(1,683)	(57)	(1,740)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	(48)	(48)	6	(42)
Defined benefit plan remeasurement		—	—	2	—	—	—	2	—	2
Investments and put liabilities at FVOCI – net change in fair value		—	—	*	*	—	—	(1)	(2)	(3)
Total other comprehensive loss		—	—	1	*	—	(48)	(47)	4	(43)
Total comprehensive loss for the period		—	—	(1,682)	*	—	(48)	(1,730)	(53)	(1,783)
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of subsidiary		*	46	—	(90)	—	—	(44)	21	(23)
Share options exercised/restricted stock units vested	11	*	286	—	—	(278)	—	8	—	8
Share-based payment	17	—	—	—	—	412	—	412	—	412
Total contributions by owners		*	332	—	(90)	134	—	376	21	397
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	417	(193)	—	—	—	224	(200)	24
Total changes in ownership interests in subsidiaries		*	417	(193)	—	—	—	224	(200)	24
Total transactions with owners		*	749	(193)	(90)	134	—	600	(179)	421
At December 31, 2022		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2021

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	CRPS reserve	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$	$
At January 1, 2021		*	140	(10,490)	3,850	—	79	22	(6,399)	105	(6,294)
Total comprehensive loss for the period
Loss for the period		—	—	(3,449)	—	—	—	—	(3,449)	(106)	(3,555)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(41)	(41)	(1)	(42)
Defined benefit plan remeasurement		—	—	1	—	—	—	—	1	—	1
Total other comprehensive loss		—	—	1	—	—	—	(41)	(40)	(1)	(41)
Total comprehensive loss for the period		—	—	(3,448)	—	—	—	(41)	(3,489)	(107)	(3,596)
Transactions with owners, recorded directly in equity
Contributions by owners
Equity component of convertible redeemable preference shares (“CRPS”)	11	—	—	—	27	—	—	—	27	—	27
Share options exercised/restricted stock units vested	11	*	97	—	—	—	(51)	—	46	—	46
Share-based payment	17	—	—	—	—	—	357	—	357	—	357
Issuance of ordinary shares upon Reverse Recapitalization (refer to Note 1 for definition), net of issuance costs		*	4,642	—	—	—	—	—	4,642	—	4,642
Conversion of CPRS into GHL ordinary shares as part of the Reverse Recapitalization	11	*	16,650	—	(3,877)	—	—	—	12,773	—	12,773
Total contributions by owners		*	21,389	—	(3,850)	—	306	—	17,845	—	17,845
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(464)	—	243	(3)	—	(224)	288	64
Total changes in ownership interests in subsidiaries		*	—	(464)	—	243	(3)	—	(224)	288	64
Total transactions with owners		*	21,389	(464)	(3,850)	243	303	—	17,621	288	17,909
At December 31, 2021		*	21,529	(14,402)	—	243	382	(19)	7,733	286	8,019

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2020

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	CRPS reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2020		*	79	(7,982)	3,552	49	11	(4,291)	67	(4,224)
Total comprehensive loss for the period
Loss for the period		—	—	(2,608)	—	—	—	(2,608)	(137)	(2,745)
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	11	11	(6)	5
Defined benefit plan remeasurement		—	—	(2)	—	—	—	(2)	—	(2)
Total other comprehensive loss		—	—	(2)	—	—	11	9	(6)	3
Total comprehensive loss for the period		—	—	(2,610)	—	—	11	(2,599)	(143)	(2,742)
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of subsidiary		*	1	—	—	—	—	1	—	1
Share options exercised/restricted stock units vested		*	27	—	—	(24)	—	3	—	3
Share-based payment	17	—	—	—	—	54	—	54	—	54
Equity component of convertible redeemable preference shares		—	—	—	298	—	—	298	—	298
Total contributions by owners		*	28	—	298	30	—	356	—	356
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	33	102	—	—	—	135	181	316
Total changes in ownership interests in subsidiaries		—	33	102	—	—	—	135	181	316
Total transactions with owners		*	61	102	298	30	—	491	181	672
At December 31, 2020		*	140	(10,490)	3,850	79	22	(6,399)	105	(6,294)

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31

(in $ millions)

	Note	2022	2021	2020
		$	$	$
Cash flows from operating activities
Loss before income tax		(1,734)	(3,552)	(2,743)
Adjustments for:
Amortization of intangible assets	6	21	236	261
Depreciation of property, plant and equipment	5	129	109	126
Impairment of intangible assets and goodwill	6	3	8	28
Impairment of property, plant and equipment	5	3	7	15
Equity-settled share-based payments	17	412	357	54
Finance costs	20	166	1,701	1,448
Net change in fair value of financial assets and liabilities	20	294	(37)	42
Net impairment loss on financial assets	24	58	19	63
Finance income	20	(107)	(28)	(53)
(Gain)/Loss on disposal of property, plant and equipment		(3)	(1)	9
Loss on disposal of intangible assets		—	—	*
Gain on disposal of associate		—	(2)	—
Gain on disposal of subsidiary		(2)	—	—
Share listing and associated expenses		—	353	—
Share of loss of equity-accounted investees (net of tax)		8	8	8
Change in provisions	14	3	15	31
		(749)	(807)	(711)
Changes in:
- Inventories		6	(1)	2
- Deposits pledged		—	(99)	—
- Trade and other receivables		(160)	(181)	31
- Trade payables and other liabilities		131	137	42
Cash used in operations		(772)	(951)	(636)
Income tax paid		(26)	(3)	(7)
Net cash used in operating activities		(798)	(954)	(643)
Cash flows from investing activities
Acquisition of property, plant and equipment		(58)	(73)	(22)
Purchase of intangible assets		(16)	(12)	(18)
Proceeds from disposal of property, plant and equipment		12	25	63
Acquisition of businesses, net of cash acquired		—	—	(3)
Acquisition of additional interests in associate		(109)	(16)	—
Proceeds from disposal of associate		3	8	—
Acquisition of subsidiaries with non-controlling interests, net of cash acquired, and loan receivables		(266)	—	—
Net acquisitions of other investments		(683)	(2,717)	(359)
Interest received		55	28	51
Net cash used in investing activities		(1,062)	(2,757)	(288)

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

For the year ended December 31

(in $ millions)

	Note	2022	2021	2020
		$	$	$
Cash flows from financing activities
Proceeds from share-based payment arrangements		8	46	5
Proceeds from the Reverse Recapitalization	1	—	4,425	—
Payment of listing expenses		(39)	—	—
Proceeds from bank loans		109	1,980	8
Repayment of bank loans		(1,019)	(176)	(106)
Payment of lease liabilities		(35)	(24)	(30)
Proceeds from issuance of convertible redeemable preference shares		—	463	1,389
Acquisition of non-controlling interests without change in control		(15)	(460)	*
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		32	443	329
Deposits pledged		(3)	(23)	—
Interest paid		(160)	(108)	(17)
Net cash (used in)/from financing activities		(1,122)	6,566	1,578
Net (decrease)/increase in cash and cash equivalents		(2,982)	2,855	647
Cash and cash equivalents at January 1		4,991	2,173	1,511
Effect of exchange rate fluctuations on cash held		(57)	(37)	15
Cash and cash equivalents at December 31	10	1,952	4,991	2,173

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

These notes form an integral part of the consolidated financial statements.

These consolidated financial statements were authorized for issue by the Chief Executive Officer on April 26, 2023.

1.
Domicile and activities

Grab Holdings Limited (the “Company” or “GHL”), is a company incorporated in the Cayman Islands. The address of the Company’s registered office is Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, KYI-1106, Cayman Islands. The principal executive office of the Company is 3 Media Close, #01-03/06, Singapore 138498.

The Company was formed to facilitate the public listing and additional capitalization (referred to collectively as the “Reverse Recapitalization”) of Grab Holdings Inc. (“GHI”) and its subsidiaries (together referred to as “GHI Group”). GHI Group enables access to mobility, delivery, financial services and enterprise offerings in Southeast Asia through its mobile application (the “Grab Platform”).

The Reverse Recapitalization (see Note 11) was effectuated by

•
a special purpose acquisition company (“SPAC”) Altimeter Growth Corp (“AGC”), incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”); merging on December 1, 2021 with J2 Holdings Inc., incorporated in the Cayman Islands and a direct wholly owned subsidiary of GHL; with J2 Holdings Inc. surviving and remaining as a wholly owned subsidiary of GHL;
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

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees. As described in Note 11, these consolidated financial statements have been presented as a continuation of the GHI Group.

2.
Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business.

The assets of the Group exceed its liabilities by $6,657 million as at December 31, 2022 and the Group has incurred a net loss after tax of $1,740 million for the year ended December 31, 2022.

As at December 31, 2022, the Group has deposits with banks and financial institutions and cash and cash equivalents of $5,696 million available. Based on these factors and in consideration of the Group’s business plans, budgets and forecasts, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

3.
Basis of preparation
3.1.
Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Details of the Group’s accounting policies, including changes thereto, are included in Notes 3.5 and 4.

3.2.
Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as otherwise indicated in the accounting policies.

3.3.
Functional and presentation currency

These consolidated financial statements are presented in United States dollars ($), which is the Company’s functional currency. All information presented in $ have been rounded to the nearest million, unless otherwise stated.

3.4.
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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•
Notes 4.11 and 18 – Revenue recognition: principal vs. agent considerations and customer identification

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
•
Notes 4.4 (i) and 24 – Measurement of expected credit losses (“ECL”) for financial assets; and
•
Notes 14 and 27 – Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

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
•
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
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

Further information about the assumptions made in measuring fair values is included in the following notes:

•
Note 6 – Intangible assets and goodwill,
•
Note 17 – Share-based payment arrangements,
•
Note 24 – Financial instruments, and
•
Note 26 – Business combinations
3.5.
Change in accounting policies and comparative information
i)
Change in accounting policies
•
The Group has adopted Onerous Contracts – Costs of Fulfilling a Contract (Amendments to IAS 37) from 1 January 2022. This resulted in a change in accounting policy for performing an onerous contracts assessment. Previously, the Group included only incremental costs to fulfill a contract when determining whether that contract was onerous. The revised policy is to include both incremental costs and an allocation of other direct costs. The Group has analyzed contracts existing at 1 January 2022 and determined that there is no significant impact on the opening equity balances as at 1 January 2022 as a result of the change.
•
In consideration of the IFRS Interpretations Committee agenda decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party in 2022, restricted cash balances (Note 10) previously included within cash and cash equivalents presented in the statement of financial position, but not within cash and cash equivalents presented in the statement of cash flows, have now been presented within cash and cash equivalents in both statements for a consistency in understanding of the Group financial position and cash flows. This change in presentation has been retrospectively applied. The change in comparative information has resulted in the amount of cash and cash equivalents presented in the statement of cash flows as at 31 December 2021 being updated from $4,838 million to $ 4,991 million (31 December 2020: from $2,004 million to $2,173 million, 31 December 2019: from $1,372 million to $1,511 million) to include the restricted cash balances, with an associated update to the amount of net increase in cash and cash equivalents during 2021 from $2,871 million to $2,855 million (2020: from $617 million to $647 million).
ii)
Change in comparative information

For the purpose of comparability, the following changes in presentation from prior years have been reflected in relevant comparative information as follows:

•
Warrant liabilities previously presented as a separate caption in the statement of financial position, has been integrated into Other liabilities (Note 15) based on the materiality and nature of the instruments.
•
Net change in fair value of financial assets and liabilities previously presented within the Finance income and Finance costs captions (Note 20), has been presented as a separate caption in the statement of profit or loss to provide additional information on the face of the statement of profit and loss.
4.
Significant accounting policies

The Group has consistently applied the following accounting policies to all years presented in these consolidated financial statements except as described in Note 3.5, which addresses changes in accounting policies.

4.1.
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

The Group measures goodwill at the date of acquisition, considering the following factors:

•
the fair value of the consideration transferred;
•
the recognized amount of any non-controlling interests (“NCI”) in the acquiree;

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

When the Group enters into a put option agreement with NCI shareholders in an existing subsidiary on their equity interests in that subsidiary, the Group recognizes a liability for the present value of the exercise price of the option that is expected to be settled in cash. If the NCI shareholders have present access to the returns until exercise of the option, the financial liability is recognized separately with a corresponding recognition within equity. Subsequent changes in the measurement of this liability are recognized within equity.

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

ii)
Reverse acquisitions

A ‘reverse acquisition’ is a merger of entities in which, for accounting purposes, the legal acquirer is identified as the accounting acquiree and the legal acquiree is identified as the accounting acquirer. The identification of the accounting acquirer and acquiree is based on the principles of business combination accounting. If the accounting acquiree is identified as a business, business combination accounting is applied. However if the accounting acquiree does not meet the definition of a business, share-based payment accounting is applied for share based consideration.

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

vii)
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

4.2.
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

4.3.
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

On initial recognition of an equity investment that is not held-for-trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment‑by‑investment basis.

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
•
terms that may adjust the contractual coupon rate, including variable‑rate features;
•
prepayment and extension features; and
•
terms that limit the Group’s claim to cash flows from specified assets (e.g. non‑recourse features).

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

vii)
Warrants

Share purchase warrants issued by the Group are accounted for as derivative liabilities. The warrants are initially recognized at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognized in profit or loss until the warrants are exercised, redeemed, or expire.

viii)
Compound financial instruments

Compound financial instruments previously included convertible redeemable preference shares denominated in United States dollars that could be converted to share capital at the option of the holder, where the number of shares to be issued was fixed and did not vary with changes in fair value.

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

Measurement of ECLs

ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

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
•
a breach of contract such as a default or being more than 90 days past due (more than 120 days past due for trade receivables);
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

The estimated useful lives for the current and comparative years are as follows:

• Computers	2 - 3 years
• Building and renovation	3 - 5 years
• Motor vehicles	5 - 7 years
• Office and other equipment	4 - 5 years

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

c)
Other intangible assets

Other intangible assets, including a trademark, non-compete agreement and agent networks, that are acquired by the Group and have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. The non-compete agreement prohibits the counterparty from competing with Grab in multiple business verticals within Southeast Asia, including the ride-sharing industry.

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

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than the non-compete agreement and goodwill, from the date that they are available for use. For the non-compete agreement, amortization was recognized based on a diminishing balance method that reflected the pattern in which future economic benefits arising from the non-compete agreement were expected to be consumed by the Group.

The estimated useful lives for the current and comparative years are as follows:

• Trademark	13 years
• Non-compete agreement	4 years
• Other intangible assets	3 years

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

4.11
Revenue

The Group recognizes revenue as or when it satisfies its service obligations. The Group earns revenue predominantly from the following services:

i)
Revenue by segment
a)
Deliveries

Fees earned from driver-partners, merchant-partners and consumers for connecting driver-partners and merchant-partners with consumers to facilitate delivery of a variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. In certain markets, deliveries revenue includes delivery fees charged to consumers where the Group is responsible for delivery services; and income earned from the sale of a variety of daily necessities through the operation of a chain of stores.

b)
Mobility

Fees earned from driver-partners and consumers for connecting consumers with transportation rides provided by driver-partners across a variety of multi-modal mobility options. Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners, who typically use the vehicles to offer services through the Grab Platform (see 4.7(ii) for lease accounting as a lessor).

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

The Group predominantly facilitates the provision of the service by driver-partners and merchant-partners to consumers, for the driver-partners and merchant-partners to fulfill their contractual promise to the consumers. The driver-partners and merchant-partners fulfill their promise to provide a service to their customer through use of the Grab Platform. While in these agreements the Group facilitates setting the price for services, the driver-partners and consumers have the discretion in accepting the transaction price through the Grab Platform. In these agreements, the Group is not responsible for fulfilling the services being provided to the consumer nor does the Group have inventory risk related to these services. With regard to these agreements, the Group has concluded that the Group is acting as an agent to facilitate the successful completion of delivery and transportation services by the driver-partners and merchant-partners to consumers.

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

The Group recognizes fees on the completion of a successful transportation or delivery service by driver-partners and merchant-partners. With regard to these agreements, the Group recognizes revenue on a net basis, reflecting the fees owed to the Group from the driver-partners, merchant-partners and consumers as revenue, and not the gross amount collected from consumers.

In certain markets, the Group is responsible for delivery services to consumers and separately subcontracts with driver-partners or third party couriers to perform the delivery on behalf of the Group. With regard to these agreements, the Group is the principal controlling the delivery services to consumers and therefore recognizes the delivery fees charged to consumers as revenue, with payments to driver-partners or third party couriers recognized in 'Cost of revenue' (see Note 4.12).

c)
Financial services

Financial services revenue predominantly comprises:

•
effective interest earned on loans and advances provided to merchant-partners, driver-partners and consumers (see Note 4.3(ii) for measurement of financial assets at amortized cost); and fees from wealth management and insurance distribution offerings.
•
fees earned from digital payment processing services charged to merchant-partners primarily based on the Total Payments Volume (“TPV”) processed through the Grab Platform. TPV is the value of payments, net of payment reversals, successfully completed through the Grab Platform. Transaction fee revenue resulting from a payment processing transaction is recognized once the transaction is complete.
d)
Enterprise and new initiatives

Fees predominantly earned from digital advertising and marketing services. Revenue is recognized once the obligation to provide the service is satisfied.

ii)
Incentives to customers

The Group evaluates the presentation of the incentives paid to customers based on whether the Group receives a separate identifiable benefit from the respective customer. The Group has concluded that it does not receive distinct goods or services from the respective customer and the incentives are therefore recorded as a reduction from fees received from the respective customer. To the extent that such incentives exceed the amount of fees received from the respective customer, the excess is recorded as negative revenue. For loyalty rewards offered to customers as part of revenue transactions, the Group defers a portion of the revenue based on the estimated standalone selling price of the loyalty rewards earned and recognizes the revenue as they are redeemed in future transactions or when the rewards expire.

4.12
Expenses

The main components of the Group’s expenses by functions are as follows:

i)
Cost of revenue comprises expenses directly or indirectly attributable to the Group's Deliveries, Mobility, Financial Services and Enterprise offerings (see Note 4.11) and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, carrying amount of inventories of daily necessities sold directly to consumers, payments to driver-partners where the Group is responsible for delivery services to consumers (see Note 4.11), compensation costs (including share-based compensation) for operations and support personnel, payment processing fees, costs incurred in relation to its motor vehicle fleet used for rental services including depreciation and impairment; and an allocation of associated corporate costs such as depreciation of right-of-use assets.
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
4.13
Finance income and finance costs

The Group’s net finance income or costs include:

•
interest income;
•
interest expense;
•
the net gain or loss on financial instruments at FVTPL;
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

4.18
Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Government grants are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. Government grants are recognized as 'Other income' in profit or loss.

4.19
Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

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
•
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•
Definition of Accounting Estimates (Amendments to IAS 8)

5
Property, plant and equipment
i)
Reconciliation of carrying amount

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Cost
At January 1, 2021		50	129	486	36	701
Additions		16	136	41	6	199
Write-offs/disposal		(3)	(39)	(48)	(2)	(92)
Effects of movements in exchange rates		(1)	2	(9)	(1)	(9)
At December 31, 2021		62	228	470	39	799
Additions		22	50	65	11	148
Acquisition through business combination	26	1	54	1	11	67
Write-offs/disposal		(1)	(33)	(26)	—	(60)
Effects of movements in exchange rates		(3)	(8)	(6)	(3)	(20)
At December 31, 2022		81	291	504	58	934

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Accumulated depreciation and impairment losses
At January 1, 2021		35	72	192	18	317
Depreciation for the year		16	34	53	6	109
Write-offs/disposal		(3)	(39)	(24)	(2)	(68)
Impairment loss		—	1	6	—	7
Effects of movements in exchange rates		(1)	(1)	(4)	(1)	(7)
At December 31, 2021		47	67	223	21	358
Depreciation for the year		13	48	58	10	129
Write-offs/disposal		(1)	(23)	(14)	—	(38)
Impairment (reversal) loss of PPE		—	6	(3)	—	3
Effects of movements in exchange rates		(2)	(4)	(2)	(2)	(10)
At December 31, 2022		57	94	262	29	442
Carrying amounts
At January 1, 2021		15	57	294	18	384
At December 31, 2021		15	161	247	18	441
At December 31, 2022		24	197	242	29	492

Property, plant and equipment includes right-of-use assets of $171 million (2021: $118 million) relating to leased properties and motor vehicles (see Note 23). During the financial year, the Group acquired motor vehicles with an aggregate cost of $65 million (2021: $41 million) for cash payments of $11 million (2021: $21 million), secured bank loan financing of $18 million (2021: $20 million) and lease liabilities of $36 million (2021: nil).

ii)
Depreciation of property, plant and equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $129 million (2021: $109 million; 2020: $126 million).

The reviews performed in 2022 and 2021 did not result in any changes in estimated useful life or residual value.

iii)
Impairment loss/reversal on property, plant and equipment

In relation to motor vehicles held for leasing, following a recovery in rental rates and utilization rates in certain markets during 2022, the Group reversed $3 million of impairment loss recognized in prior years (2021: impairment loss of $6 million; 2020: impairment loss of $15 million), which is presented in ‘Cost of revenue’.

The recoverable amount of motor vehicles was based on its value in use, determined by discounting post-tax future cash flows to be generated from the continuing use of the motor vehicles leasing business over the reduced useful life.

Key assumptions used in the estimate of value in use were as follows:

	2022	2021	2020
	%	%	%
Discount rate	15	6.6 to 12	6.9 to 12
Budgeted rental rate growth	6.7	0 to 1.8	0 to 4
Utilization rates	82	46 to 94	45 to 95

The discount rate applied was a post-tax measure based on weighted average cost of capital. The pre-tax discount rate was 18.64% (2021: 12.2% to 18.8%; 2020: 11.7% to 25.1%). The budgeted rental rates growth was estimated based on historic trends adjusted for estimated future growth rates of the motor vehicles leasing business. Utilization rates were estimated based on historic trends and adjusted for estimated future utilization rates.
6
Intangible assets and goodwill
i)
Reconciliation of carrying amount

	Note	Goodwill	Trademark	Non-compete agreement	Other intangible assets	Total
(in $ millions)		$	$	$	$	$
Cost
At January 1, 2021		712	—	1,644	101	2,457
Additions		—	—	—	3	3
Internally developed		—	—	—	9	9
Disposals/Write-off		—	—	—	(1)	(1)
Effects of movements in exchange rates		—	—	—	(5)	(5)
At December 31, 2021		712	—	1,644	107	2,463
Additions		—	—	—	5	5
Internally developed		—	—	—	15	15
Acquisition through business combination	26	163	69	—	1	233
Effects of movements in exchange rates		—	—	—	(1)	(1)
At December 31, 2022		875	69	1,644	127	2,715

	Note	Goodwill	Trademark	Non-compete agreement	Other intangible assets	Total
(in $ millions)		$	$	$	$	$
Accumulated amortization and impairment losses
At January 1, 2021		56	—	1,430	58	1,544
Amortization for the year		—	—	214	22	236
Disposal/Derecognition		—	—	—	(1)	(1)
Impairment loss		8	—	—	—	8
Effects of movements in exchange rates		1	—	—	*	1
At December 31, 2021		65	—	1,644	79	1,788
Amortization for the year		—	5	—	16	21
Impairment loss		3	—	—	—	3
Effects of movements in exchange rates		—	—	—	(1)	(1)
At December 31, 2022		68	5	1,644	94	1,811
Carrying amounts
At January 1, 2021		656	—	214	43	913
At December 31, 2021		647	—	—	28	675
At December 31, 2022		807	64	—	33	904

* Amount less than $1 million

ii)
Development costs

Included in the Other intangible assets is an amount of $15 million (2021: $9 million) that represents software development costs capitalized which primarily comprise staff costs.

iii)
Amortization

The amortization of intangible assets is primarily included in ‘Cost of revenue’ (see Note 19(iii)).

	2022	2021	2020
(in $ millions)	$	$	$
Amortization of intangible assets	21	236	261

iv)
Impairment testing for CGUs containing goodwill

For the purposes of impairment testing, goodwill has been allocated (net of impairment loss recognized) to the Group’s CGUs as follows:

	Note	2022	2021
(in $ millions)	reference	$	$
Goodwill allocated
Southeast Asia Ride Hailing CGUs	6(iv)(a)	606	606
Malaysia Mart CGU	6(iv)(b)	163	—
Indonesia Payment CGU	6(iv)(c)	34	34
Multiple units without significant goodwill		4	7

Impairment losses on goodwill are included in ‘Other expenses’ (see Note 19(ii)).

	2022	2021	2020
(in $ millions)	$	$	$
Impairment loss on goodwill	3	8	28

a)
Southeast Asia ride hailing cash generating units (“Southeast Asia Ride Hailing CGUs”)

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

For the financial years ended 31 December 2022 and 2021, the estimated recoverable amount of each Ride Hailing CGU has exceeded its carrying amount and therefore no impairment loss has been recognized.

The recoverable amount of the Ride Hailing CGUs was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 1.35 from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs (2021: revenue based multiple of 5.35 derived from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs). The fair value measurement is categorized as a level 3 fair value (2021: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of revenue based multiple could cause the carrying amount to exceed the recoverable amount.

b)
Malaysia delivery and offering of daily necessities cash generating unit (“Malaysia Mart CGU”)

For the purpose of impairment testing, goodwill of $163 million has been allocated to the Group’s Malaysia Mart CGU.

The estimated recoverable amount of the Malaysia Mart CGU exceeded its carrying amount and therefore no impairment loss was recognized. The recoverable amount of the Malaysia Mart CGUs was based on fair value less cost of disposal, which was determined based on the consideration paid in 2022 to acquire the operator of stores offering daily necessities in Malaysia (see Note 26).

c)
Indonesia mobile payments and rewards cash generating unit (“Indonesia Payment CGU”)

For the purpose of impairment testing, goodwill of $34 million has been allocated to the Group’s Indonesia Payment CGU.

For the financial years ended 31 December 2022 and 2021, the estimated recoverable amount of the Indonesia Payment CGU exceeded its carrying amount and therefore no impairment loss was recognized.

The recoverable amount of the Indonesia Payment CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 4.40 derived from comparable companies to the revenue of its Indonesia Payment CGUs (2021: revenue based multiple of 8.50 derived from comparable companies to the revenue of its Indonesia Payment CGUs ). The fair value measurement is categorized as a level 3 fair value (2021: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of revenue based multiple could cause the carrying amount to exceed the recoverable amount.

7
Other investments

	2022	2021
(in $ millions)	$	$
Non-current investments
Time deposits	774	2
Debt investments – at FVTPL	608	621
Debt investments – at FVOCI	26	—
Equity investments – at FVTPL	334	618
	1,742	1,241
Current investments
Time deposits	2,970	3,176
Debt investments – at FVTPL	164	64
	3,134	3,240
	4,876	4,481

i)
Time deposits

These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.

ii)
Financial risk management

The exposure of other investments to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 24.

8.
Trade and other receivables

	2022	2021
(in $ millions)	$	$
Current
Trade receivables	120	117
Less: Loss allowance (see Note 24)	(20)	(22)
	100	95
Loans and advances	207	118
Less: Loss allowance (see Note 24)	(22)	(11)
	185	107
Payment cycle receivables	108	71
Less: Loss allowance	(21)	(18)
	87	53
	372	255

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

iv)
Financial risk management

The exposure of trade and other receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 24.

9
Prepayments and other assets

	2022	2021
(in $ millions)	$	$
Non-current
Deposits	130	127
Loan receivable as part of co-investing arrangement	87	—
	217	127
Current
Prepayments	70	81
Tax recoverable	46	48
Deposits	54	48
Others	24	23
Less: Loss allowance	(12)	(15)
	182	185

Tax recoverable

These amounts comprise Value-added tax (“VAT”) and withholding tax recoverable which are the amounts paid to the respective tax authorities which will be recovered either against future tax liabilities of the same tax authorities or refunded.

10
Cash and cash equivalents

	2022	2021
(in $ millions)	$	$
Short-term deposits	504	594
Cash at banks and on hand	1,448	4,397
Cash and cash equivalents in the statement of financial position	1,952	4,991

i)
Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

ii)
Restricted cash

Cash and cash equivalents include balances of $174 million (2021: $153 million) held by subsidiaries that operate in countries where legal restrictions apply when the balances are not available for general use by the parent or other subsidiaries.

11
Capital and reserves
i)
Share capital and share premium
a)
Movements in GHL Class A ordinary shares and Class B ordinary shares (collectively “GHL Ordinary Shares”):

(in thousands of shares)	Note	Class A ordinary shares		Class B ordinary shares
Grab Holdings Limited
		2022	2021	2022	2021
In issue at January 1 – in issue		3,619,098	—	122,882	—
Issuance of GHL shares as part of Reverse Recapitalization	11(i)(b)
Merger with AGC		—	62,491	—	—
Exchange of GHI ordinary shares and CRPS		—	3,152,143	—	122,882
Issued for cash to external investors		—	404,009	—	—
Issued for acquisition of non-controlling interests		77,170	—	—	—
Issued in relation to business combination		8,194	—	—	—
Restricted share units vested		24,227	276	112	—
Exercise of share options		2,819	179	7,356	—
Conversion of Class B ordinary shares to Class A ordinary shares		4,570	—	(4,570)	—
In issue at December 31		3,736,078	3,619,098	125,780	122,882
Restricted ordinary shares issued but not fully vested		—	—	(21,635)	(32,452)
In issue at December 31 – fully paid		3,736,078	3,619,098	104,145	90,430

GHL Class A ordinary shares

GHL Class A ordinary shares have a par value of $0.000001 and are ranked equally with regard to GHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of GHL Class A ordinary shares will be entitled to one vote per share. Class A ordinary shares are listed on NASDAQ under the trading symbol “GRAB”.

GHL Class B ordinary shares

GHL Class B ordinary shares have a par value of $0.000001 and are ranked equally with GHL Class A ordinary shares with regard to GHL’s residual assets. Each holder of GHL Class B ordinary shares is entitled to forty-five (45) votes per share for a vote of all GHL Ordinary Shares voting together as a single class. In addition, holders of a majority of the GHL Class B ordinary shares will have the right to nominate, appoint and remove a majority of the members of GHL’s board of directors. Each GHL Class B ordinary share is convertible into one GHL Class A ordinary share (as adjusted for share split, share combination and similar transactions occurring).

b)
Reverse Recapitalization

The Reverse Recapitalization (defined in Note 1) was accounted for with AGC being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization was accounted for as the equivalent of GHI issuing shares for the net assets of AGC, accompanied by a recapitalization by third party investors. Therefore, these consolidated financial statements have been presented as a continuation of the GHI Group with:

- the assets and liabilities of GHI recognized and measured in the GHL consolidated financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;

- the retained earnings and other equity balances of GHI recognized in the GHL consolidated financial statements at amounts immediately prior to the Reverse Recapitalization;

- the comparative information presented in the GHL consolidated financial statements, prior to consummation of the Reverse Recapitalization, are that of GHI Group.

Merger with AGC

The acquisition of the net assets of AGC on December 1, 2021 did not meet the definition of a business under IFRS and was therefore accounted for as a share-based payment, with the former AGC shareholders receiving one GHL Class A ordinary share for each issued and outstanding ordinary share in AGC. The excess of fair value of GHL shares issued over the fair value of AGC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred, the summary of which is as follows:

(in $ millions)	2021
Fair value of net assets of AGC	398
Less: Fair value of consideration comprising: 62.5 million GHL Class A ordinary shares	(688)
Share listing expenses recognized in profit or loss	(290)

Professional services expenditure of $63 million incurred to facilitate listing on NASDAQ which, in addition to the $290 million described in the table above, resulted in a total of $353 million share listing and associated expenses being recognized in the profit or loss.

The Reverse Recapitalization also involved the former AGC warrant holders receiving one warrant to purchase a Class A ordinary share in GHL, for each warrant to acquire ordinary shares in AGC, which resulted in the issuance of 22 million warrants (see Note 15);

Exchange of GHI ordinary shares and CRPS

The Reverse Recapitalization resulted in GHI becoming a wholly owned subsidiary of GHL on December 1, 2021, effectuated by the holders of GHI ordinary shares and GHI convertible redeemable preference shares (“CRPS”) (collectively “GHI Shares”) exchanging each of their shares for 1.3032888 GHL Class A or Class B ordinary shares (collectively “GHL Ordinary Shares”) which is reflected in the table below:

Movements in GHI ordinary shares and GHI convertible redeemable preference shares (collectively “GHI Shares”)

(in thousands of shares)	Note	Ordinary shares*		CRPS*
Grab Holdings Inc.		2021	2020	2021	2020
In issue on January 1		198,538	161,371	2,871,351	2,576,688
Issued for acquisition of NCI/ in business combination		964	19,332	—	652
Issued for cash		—	—	98,065	294,011
Restricted share units vested	17	11,810	10,166	—	—
Exercise of share options	17	61,845	7,669	—	—
Restricted ordinary shares	17	32,452	—	—	—
Exchange for GHL Class A and Class B ordinary shares as part of Reverse Recapitalization	11(i)(a)	(305,609)	—	(2,969,416)	—
In issue at December 31 – fully paid		—	198,538	—	2,871,351

* the number of shares reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share

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

GHI convertible redeemable preference shares (“CRPS”)

GHI CRPS had a par value of $0.000001 and holders, with regard to GHI’s residual assets, could participate only to the extent of the issue price of the shares. Holders of the CRPS would receive a non-cumulative dividend of 8% per annum on the issue price at the discretion of GHI, or whenever dividends to GHI ordinary shareholders were declared. GHI CRPS did not have the right to participate in any additional dividends declared for ordinary shareholders and each share carried one vote at general meetings of GHI. Each CRPS could have been redeemed, at the option of the CRPS shareholders at any time after June 29, 2023 at the redemption price equivalent to the issue price of the CRPS together with compound interest of 6% per annum thereon. Prior to an initial public offering, each GHI CRPS could have been convertible into fully paid new GHI ordinary shares. Management had determined that the conversion option was to be classified as equity. In the event of an initial public offering, the GHI CRPS was to be mandatorily converted into fully paid new ordinary shares at the then applicable conversion ratio as was effectuated by the Reverse Recapitalization (as reflected in the table above). The conversion of CRPS shares into GHL ordinary shares resulted in the reclassification of the equity and liability components into equity under share premium.

Issued for cash to external investors

The Reverse Recapitalization also involved additional capitalization by way of the issuance of GHL shares and warrants to third party investors on December 1, 2021, pursuant to investment commitments in previously agreed subscription agreements in which the investors committed to subscribe for and purchase 404 million GHL Class A Ordinary Shares and 4 million GHL warrants (see Note 15) for an aggregate purchase price of $4,040 million.

ii)
Nature and purpose of reserves

The reserves of the Group comprise the following balances:

	2022	2021
(in $ millions)	$	$
Share-based payment reserve	516	382
Foreign currency translation reserve	(67)	(19)
Other reserve	153	243
	602	606

a)
Share-based payment reserve

The share-based payment reserve comprises the cumulative value of employee services received for equity-settled share-based payment arrangements
(see Note 17).

b)
Foreign currency translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

c)
Other reserve

This reserve represents conversion options and put options issued to non-controlling interests in subsidiaries.

iii)
Dividends

The Group did not declare any dividends for the years ended December 31, 2022, 2021 and 2020.

12
Subsidiaries and non-controlling interests

Details of the significant subsidiaries within the Group are as follows:

Name of subsidiaries	Country of incorporation/ operation	Ownership interests held by the Group
		2022	2021
		%	%
Grab Holdings Inc.	Cayman	100	100
Grab Inc.	Cayman	100	100
A2G Holdings Inc.	Cayman	100	100

Non-controlling interest

During 2022, the Group acquired additional holdings in subsidiaries offering financial services, increasing ownership interest to 100% in those entities.

(in $ millions)	$
Carrying amount of non-controlling interests acquired	256
GHL Class A ordinary shares issued as consideration for acquisition of non-controlling interests	(417)
Decrease in equity attributable to owners of the Company recognized in accumulated losses	(161)

There is no subsidiary that has material non-controlling interests to the Group, before intercompany eliminations, for the year ended 31 December 2022.

13
Loans and borrowings

(in $ millions)	2022	2021
	$	$
Non-current
Bank loans	55	55
Term loan	1,041	1,875
Lease liabilities	152	101
	1,248	2,031
Current
Bank loans	63	83
Term loan	20	39
Lease liabilities	34	22
	117	144

A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $242 million (2021: $247 million) (see Note 5).

The Group's term loan financing is secured against assets of the Company and certain subsidiaries. The term loan facility matures in January 2026 and requires quarterly principal payments of 0.25% of the original principal amount per quarter, with any remaining balance payable in January 2026. The term loan interest coupon is based on a choice of a variable benchmark rate subject to a floor (see Note 13(i) for the interest rate set based on contractual terms). During 2022, the Group has paid $858 million towards repayment and repurchase of the term loan financing.

The Group has borrowings denominated in Singapore Dollars (“SGD”), Malaysian Ringgit (“MYR”), Indonesian Rupiah (“IDR”) and Thailand Baht (“THB”).

i)
Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
				$
2022
Bank loans	SGD	1.5% to 2.1%	2023-2027	59
Bank loans	SGD	COF* + 1.0% to 1.1%	2023-2024	5
Bank loans	MYR	2.1% to 4.5%	2023-2027	4
Bank loans	MYR	COF* - 2.0% to 1.7%	2023-2027	15
Bank loans	IDR	9.9% to 10.3%	2023-2025	3
Bank loans	IDR	COF* + 1.8% to 2.0%	2023-2025	7
Bank loans	THB	COF* + 7.0% p.a.	2023	25
Term loan	USD	LIBOR + 4.5%	2026	1,061
Lease liabilities	Multiple	3.5% to 10.0%	2023-2037	186
				1,365

2021
Bank loans	SGD	1.5% to 2.2%	2022-2026	77
Bank loans	SGD	COF* + 1% to 1.1%	2022-2024	11
Bank loans	MYR	3.10%	2022-2024	8
Bank loans	IDR	2.5% to 11.5%	2022-2025	15
Bank loans	IDR	COF* + 1.8% to 2.0%	2022-2025	12
Bank loans	THB	COF* + 7.0%	2022	15
Term loan	USD	5.5% (based on contractual terms)	2026	1,914
Lease liabilities	Multiple	1.9% to 11.0%	2022-2037	123
				2,175

*cost of funds – which are variable rates specific to country and/or financial institutions

Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate, foreign currency and liquidity risk) is disclosed in Note 24.

ii)
Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities
	Bank loans	Term loan	Lease liabilities	Total
(in $ millions)	$	$	$	$
Balance at January 1, 2022	138	1,914	123	2,175
Changes from financing cash flows
Proceeds from bank loans	109	—	—	109
Payment of bank loans	(161)	(858)	—	(1,019)
Payment of lease liabilities	—	—	(35)	(35)
Interest paid	(8)	(140)	(12)	(160)
Total changes from financing cash flows	(60)	(998)	(47)	(1,105)
Effect of changes in foreign exchange rates	(3)	—	1	(2)
Other changes
Liability-related
Recognition of lease liabilities	—	—	72	72
Derecognition of lease liabilities	—	—	(13)	(13)
Secured bank loans for asset acquisition	18	—	—	18
Interest expense	7	145	13	165
Acquisition through business combination	18	—	37	55
Total liability-related other changes	43	145	109	297
Balance at December 31, 2022	118	1,061	186	1,365

	Liabilities
	Convertible redeemable preference shares (Note 11)	Bank loans	Term loan	Lease liabilities	Equity component of convertible redeemable preference shares	Total
(in $ millions)	$	$	$	$	$	$
Balance at January 1, 2021	10,767	212	—	39	3,850	14,868
Changes from financing cash flows
Proceeds from issuance of CRPS	436	—	—	—	27	463
Proceeds from bank loans	—	60	1,920	—	—	1,980
Payment of bank loans	—	(151)	(25)	—	—	(176)
Payment of lease liabilities	—	—	—	(24)	—	(24)
Interest paid	—	(23)	(83)	(2)	—	(108)
Total changes from financing cash flows	436	(114)	1,812	(26)	27	2,135
Effect of changes in foreign exchange rates	—	(3)	(1)	(1)	—	(5)
Other changes
Liability-related
Recognition of lease liabilities	—	—	—	106	—	106
Derecognition of lease liabilities	—	—	—	*	—	*
Secured bank loans for asset acquisition	—	20	—	—	—	20
Interest expense	1,570	23	103	5	—	1,701
CRPS converted to GHL ordinary shares	(12,773)	—	—	—	(3,877)	(16,650)
Total liability-related other changes	(11,203)	43	103	111	(3,877)	(14,823)
Balance at December 31, 2021	—	138	1,914	123	—	2,175

* Amounts less than $1 million
14
Provisions

	2022	2021
(in $ millions)	$	$
Site restoration	24	21
Legal	32	32
	56	53

	2022	2021
(in $ millions)	$	$
Non-current	18	18
Current	38	35
	56	53

i)
Site restoration

	2022	2021
(in $ millions)	$	$
Balance at January 1	21	6
Provisions made during the year	2	18
Provisions reversed during the year	(1)	(3)
Effect of movements in exchange rates	2	—
Balance at December 31	24	21

The provisions relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.

ii)
Legal

	2022	2021
(in $ millions)	$	$
Balance at January 1	32	32
Provisions made during the year	*	1
Provisions reversed during the year	*	—
Effect of movements in exchange rates	*	(1)
Balance at December 31	32	32

* Amounts less than $1 million

The balance primarily includes a provision in relation to a legal claim filed by the competition authority in Malaysia in consideration of the Group’s position of market strength in the Mobility segment. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount of provision as at December 31, 2022.

15
Trade payables and other liabilities

	2022	2021
(in $ millions)	$	$
Non-current liabilities
Warrant liabilities	14	54
Put options issued to non-controlling interests	93	—
Other payables	12	12
Employee defined benefit liability	13	15
	132	81
Current liabilities
Trade payables	189	167
Accrued operating expenses	370	345
Electronic wallets	263	242
Tax payables	37	29
Deposits	25	20
Contract liabilities	9	9
Others	40	32
	933	844

i)
Warrant liabilities

The Reverse Recapitalization (see Notes 1 and 11) included the issuance of 26 million warrants that entitles the holder to purchase one GHL Class A ordinary share at an exercise price of $11.50 per whole share. These warrants are exercisable as at 31 December 2022 and will expire on 1 December 2026.

The warrants are listed on NASDAQ under the trading symbol “GRABW”. Of these 26 million warrants, 12 million warrants can be exercised on a cashless basis by the holder into a variable number of shares based on volume weighted average observable price of the GHL Class A ordinary shares at the time of exercise. All the remaining warrants cannot be exercised cashless, and can be redeemed at GHL’s sole discretion at a price of $0.01 or $0.10 per warrant depending on the GHL Class A ordinary shares closing price over an observable trading period at the time of redemption. Following notice of such a redemption, holders of the warrants will have the right to exercise the warrants prior to redemption, including on a cashless basis in certain circumstances.

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

The warrants have been measured at the trading price. The carrying value of the warrants as at 31 December is as follows:

	2022	2021
(in $ millions)	$	$
As at 1 January	54	—
Issuance as part of Reverse Recapitalization	—	91
Change in fair value	(40)	(37)
As at 31 December	14	54

ii)
Employee defined benefit

Certain subsidiaries operate a non-contributory defined benefit pension scheme that provides retirement benefits for certain employees.

iii)
Tax payables

These amounts comprise VAT and withholding tax payables.

iv)
Financial risk management

Information about the exposure of trade and other payables to relevant financial risks (currency and liquidity risk) is disclosed in Note 24.

16.
Income taxes
i)
Amounts recognized in profit or loss

	2022	2021	2020
(in $ millions)	$	$	$
Current tax expense
Current year	27	6	7
Changes in estimates related to prior years	*	*	*
	27	6	7
Deferred tax (credit)/expense
Origination and reversal of temporary difference	(9)	(3)	(5)
Recognition of previously unrecognized tax losses	(12)	—	—
	(21)	(3)	(5)
Income tax expense	6	3	2

* Amount less than $1 million

ii)
The reconciliation between income tax expenses and the loss before income tax is presented as follows:

	2022	2021	2020
(in $ millions)	$	$	$
Loss before tax	(1,734)	(3,552)	(2,743)
Tax at the domestic rates applicable to profits in the countries where the Group operates	(165)	(238)	(241)
Non-deductible expenses	13	46	66
Current year losses for which no deferred tax asset is recognized	194	211	196
Benefits from previously unrecognized tax losses	(36)	(16)	(19)
Changes in estimates related to prior years	*	*	*
Income tax expense	6	3	2

* Amount less than $1 million

iii)
Movement in deferred tax balances

	2022	2021
(in $ millions)	$	$
Deferred tax assets
Tax losses carried forward	12	—
Deferred revenue and others	8	5
Deferred tax liabilities
Property, plant and equipment, intangible assets and others	18	3

	Movement in deferred tax liabilities	Movement in deferred tax assets
(in $ millions)	$	$
Balance at January 1, 2021	(1)	—
Recognized in profit or loss	(2)	5
Balance at December 31, 2021	(3)	5
Balance at January 1, 2022	(3)	5
Recognized in profit or loss	6	15
Acquisition through business combination	(21)	—
Balance at December 31, 2022	(18)	20

iv)
Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2022	2021
(in $ millions)	$	$
Unutilized tax losses	6,767	6,324

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Group can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the Group operates.

v)
Tax losses carried forward

Out of the $6,767 million tax losses, $3,546 million expire as below. The remaining tax losses do not expire under the current tax legislation.

Expire by	$
(in $ millions)
2023	838
2024	1,440
2025	535
2026	432
2027	247
2028	6
2029	25
2030	6
2031	8
2032	9

Deferred tax assets in certain subsidiaries, have not been recognized in respect of the tax losses carried forward because it is not probable that future taxable profits will be available against which the Group entities can utilize benefits therefrom.

17.
Share-based payment arrangements
i)
Description of the share-based payment arrangements

As at December 31, 2022, the Company has in place an equity-settled share-based payment arrangement, the 2021 Equity Incentive Plan (the “2021 Plan”), under which Company may:

1.
issue restricted share units/awards (‘RSUs’); or
2.
grant options to purchase its ordinary shares (‘Share Options’); or
3.
issued restricted ordinary shares

to selected employees, officers, directors and consultants of the Group and non-employee directors of the Company.

The RSUs and Share Options granted generally vest 25% on each anniversary of the grant, over a four year-period. The maximum term of Share Options granted under the 2021 Plan does not exceed ten years from the date of grant. The RSUs and Share Options granted to employees do not have the rights of the ordinary shares until the RSUs and Share Options are vested, exercised and recorded into the register of shareholders of the Company.

The 2021 Plan was established in 2021 on consummation of the Reverse Recapitalization as a replacement for equity-settled share-based payment arrangements - the 2015 Equity Incentive Plan (the ‘GHI 2015 Plan’), and the 2018 Equity Incentive Plan (the ‘GHI 2018 Plan’) which served as the successor to the 2015 Plan. All restricted share units/awards, options and restricted shares outstanding under the 2015 GHI Plan and 2018 GHI Plan at the time of consummation of the Reverse Recapitalization were replaced by Share Options, RSUs and restricted shares with respect to GHL Class A ordinary shares or, when applicable, GHL Class B ordinary shares under the 2021 GHL Plan, based on an exchange ratio of the right to receive 1.3032888 GHL ordinary share for each GHI ordinary share.

During 2022, the Company has established the 2021 Equity Stock Purchase Plan ("ESPP") which allows eligible employees to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase the Company’s Class A Ordinary Shares at a 15% discount of the lower of either (i) the closing trading price of the first day of an offering period or (ii) the closing trading price of the purchase date.

a)
Reconciliation of outstanding RSUs

The number of unvested RSUs issued under the 2021 GHL Plan were as follows:

Number of unvested restricted share units
2021 GHL Plan	’000
Reverse Recapitalization replacement issuance under the 2021 GHL Plan (see table below for restricted share units granted under the GHI 2018 Plan and GHI 2015 Plan)	66,457
Vested	(330)
Canceled and forfeited	(1,481)
As of December 31, 2021	64,646
Granted	109,016
Vested	(24,343)
Canceled and forfeited	(17,554)
As of December 31, 2022	131,765

As at December 31, 2021, certain RSUs were vested but were not registered as ordinary shares.

The number of unvested RSUs issued under the GHI 2018 Plan and GHI 2015 Plan and as replaced by the 2021 GHL Plan were as follows:

Number of unvested restricted share units *
GHI 2018 Plan and GHI 2015 Plan	’000
As of January 1, 2020	36,302
Granted	19,850
Vested	(10,114)
Canceled and forfeited	(9,492)
As of December 31, 2020	36,546
Granted	47,895
Vested	(11,783)
Canceled and forfeited	(6,201)
Effect of replacement of GHI 2018 Plan and GHI 2015 Plan with 2021 GHL Plan as a part of the Reverse Recapitalization	(66,457)
As of December 31, 2021	—

* The number of RSUs reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.

As at December 31, 2020 certain RSUs were vested but were not registered as ordinary shares.

b)
Reconciliation of outstanding Share Options

The number and weighted-average exercise prices of Share Options granted under the 2021 GHL Plan since its establishment as a replacement of the GHI 2018 Plan and GHI 2015 Plan were as follows:

	Number of Share Options *	Weighted average exercise price per share	Weighted-average remaining contractual life
	’000	$	(in years)
Reverse Recapitalization replacement issuance under the 2021 GHL Plan (see table below on option granted under GHI 2018 Plan and GHI 2015 Plan)	53,307	1.97	7.41
Exercised	(188)	0.81
Canceled and forfeited	(23)	1.73
As of December 31, 2021	53,096	1.98	7.81
Issued for acquisition of non-controlling interests	17,910	2.26
Exercised	(12,846)	1.31
Canceled and forfeited	(3,223)	2.15
As of December 31, 2022	54,937	2.22	7.22

	Number of Share Options *	Weighted average exercise price per share
Exercisable as at 31 December	’000	$
2021	18,010	1.76
2022	32,021	2.10

The Share Options outstanding as at December 31, 2022 had an exercise price in the range of $0.28 to $4.03 (2021: $0.28 to $4.03). As at December 31, 2022 and December 31, 2021, certain share options exercised were not registered as ordinary shares.

The number and weighted-average exercise prices of Share Options under the GHI 2018 Plan and GHI 2015 Plan and as replaced by the 2021 GHL Plan were as follows:

	Number of Share Options *	Weighted average exercise price per share *	Weighted-average remaining contractual life
	’000	$	(in years)
As of January 1, 2020	115,212	1.06	8.21
Granted	11,736	1.85
Exercised	(7,308)	0.59
Canceled and forfeited	(5,397)	0.99
As of December 31, 2020	114,243	1.17	7.54
Granted	2,848	1.29
Exercised	(62,220)	0.81
Canceled and forfeited	(1,564)	1.04
Effect of replacement of GHI 2018 Plan and GHI 2015 Plan with 2021 GHL Plan as a part of Reverse Recapitalization	(53,307)	1.97
As of December 31, 2021	—	—	—

* The number and exercise price of share options reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.

	Number of Share Options *	Weighted average exercise price per share
Exercisable as at 31 December	’000	$
2020	57,634	0.80

The Share Options outstanding as at December 31, 2020 had an exercise price in the range of $0.28 to $6.07. As at December 31, 2020, certain Share Options were exercised but have not been registered as ordinary shares.

c)
Restricted ordinary shares

During 2021, GHI issued 24,900,000 restricted ordinary shares to certain employees where the vesting of these ordinary shares was dependent on the satisfaction of a combination of service and performance conditions. The performance conditions have been satisfied upon the listing of the Group on NASDAQ. The weighted average fair value of the GHI restricted ordinary shares granted was $10 based on the price per ordinary share which was the basis of the merger with the SPAC (see Note 1) as part of the Reverse Recapitalization (see Note 1). The Reverse Recapitalization has resulted in these restricted ordinary shares being converted to 32,452,000 GHL Class B ordinary shares based on the exchange ratio of 1.3032888 GHL ordinary shares for each GHI ordinary share. During 2022, there were no restricted ordinary shares granted, canceled, or forfeited and 10,817,000 restricted ordinary shares were vested during the year.

d)
2021 Equity Stock Purchase Plan

As of December 31, 2022, 2.9 million shares were purchased and issued in January 2023 at a price of US$2.02 per share.

ii)
Share-based payment expenses

The following table summarizes total share-based payment expense by function for the years ended December 31, 2022 , December 31, 2021 and December 31, 2020:

	2022	2021	2020
(in $ millions)	$	$	$
Cost of revenue	60	42	10
Sales and marketing	14	11	2
Research and development	124	89	14
General and administrative	214	215	28
Total	412	357	54

iii)
Measurement of fair values
a)
RSUs

For 2022, the fair value of RSUs granted was determined based on the closing price of the shares on the grant date. The weighted average fair value of RSUs granted during the year ended was $3.16.

For 2021, a majority of the RSUs granted (under the GHI 2018 Plan and GHI 2015 Plan) were measured at $10 which is the price per ordinary share that was the basis of the Reverse Recapitalization (see Note 11). The weighted average fair value of RSUs granted during 2021 was $9.88. No GHL RSUs were granted after the date of consummation of Reverse Recapitalization.

For 2020, the fair value of the RSUs granted (under the GHI 2018 Plan and GHI 2015 Plan) were measured using a hybrid method incorporating both the Probability-Weighted Expected Return Model (“PWERM”) and the Option Pricing Model (“OPM”). The weighted average fair value of RSUs granted during 2020 was $1.96.

b)
Share Options

The fair value of the Share Options has been measured using the Black-Scholes option-pricing model based on the value of ordinary shares. A summary of the measurement of the fair values and inputs at grant date is as follow:

	2021	2020
Fair value at grant date (weighted average)*	$8.95	$2.46
Share price at grant date (weighted average)*	$9.97	$3.59
Exercise price at grant date (weighted average)*	$1.29	$1.85
Expected volatility (weighted average)	61.57%	56.46%
Expected terms (years) (weighted average)	6.2	6.0
Expected dividend (weighted average)	0%	0%
Risk-free interest rate (weighted average)	1.24%	0.40%

* the fair value and exercise price of share options and the fair value of the share price at grant date reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.

Expected volatility has been based on the weighted-average historical share price volatility of comparable publicly traded companies. The expected term has been estimated based on the simplified method. The risk-free interest rate has been based on the US government bond yield curve in effect at the time of grant. With the exception of GHL share options issued for acquisition of NCI, no other GHL Share Options were granted after the date of consummation of Reverse Recapitalization.

c)
2021 Equity Stock Purchase Plan

The fair value of the 2021 Equity Stock Purchase Plan has been measured using the Black-Scholes option-pricing model.

18.
Revenue
i)
Revenue streams

	2022	2021	2020
(in $ millions)	$	$	$
Deliveries	663	148	5
Mobility	639	456	438
Financial services	71	27	(10)
Enterprise and new initiatives	60	44	36
	1,433	675	469

During 2022, deliveries arrangements were modified in one of the markets which resulted in deliveries revenue of $52 million from contractual agreements in which the Group is responsible for delivery services to consumers and is therefore the principal, with payments of $68 million to driver-partners or third party couriers to perform these delivery services on behalf of the Group recognized in 'Cost of revenue'.

Mobility revenue includes rental income from motor vehicles of $126 million (2021: $103 million; 2020: $95 million), refer to Note 23.

ii)
Geographic information

	2022	2021	2020
(in $ millions)	$	$	$
Singapore	302	283	246
Malaysia	509	108	91
Indonesia	275	79	(61)
Philippines	125	81	51
Thailand	109	76	57
Rest of Southeast Asia	113	48	85
	1,433	675	469

iii)
Major customers

Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.

19
Income and expenses
i)
Other income

	2022	2021	2020
(in $ millions)	$	$	$
Government grant income	7	8	18
Others	10	4	15
	17	12	33

Government grant income was provided by the Singapore Government under the Job Support Scheme.

ii)
Other expenses

	2022	2021	2020
(in $ millions)	$	$	$
Impairment of goodwill (Note 6)	3	8	28
Others	14	3	12
	17	11	40

iii)
Expenses by nature

Total cost of revenue, sales and marketing expenses, general and administrative expenses and research and development expenses include expenses of the following nature:

	2022	2021	2020
(in $ millions)	$	$	$
Staff costs	1,253	1,019	639
Operation costs	864	462	425
Depreciation and amortization	150	345	387
Marketing expenses	206	177	65
Professional fees	104	82	56

20
Net finance costs

	2022	2021	2020
(in $ millions)	$	$	$
Financial assets measured at amortized cost - interest income (primarily time deposits and cash and cash equivalents)	107	26	42
Net foreign exchange gain	—	2	11
Finance income	107	28	53
Financial liabilities measured at amortized cost – interest expense	(165)	(1,701)	(1,433)
Impairment loss and change in fair value on investment in associates	—	—	(15)
Net foreign exchange loss	(1)	—	—
Finance costs	(166)	(1,701)	(1,448)
Net change in fair value of financial assets and liabilities	(294)	37	(42)
Share listing and associated expenses (Note 11(i)(b))	—	(353)	—
Net finance costs recognized in profit or loss	(353)	(1,989)	(1,437)

21
Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the years ended December 31, 2022, 2021 and 2020 which reflects the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share exchange ratio as part of the Reverse Recapitalization (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	2022	2021	2020
	$	$	$

Loss for the year	(1,740)	(3,555)	(2,745)
Less: Loss attributable to non-controlling interests	(57)	(106)	(137)
Loss for the year attributable to ordinary shareholders	(1,683)	(3,449)	(2,608)
Basic weighted-average ordinary shares outstanding	3,814,492	539,947	181,190
Basic loss per share attributable to ordinary shareholders	(0.44)	(6.39)	(14.39)
Diluted loss per share attributable to ordinary shareholders	(0.44)	(6.39)	(14.39)

As the Group incurred net losses for the years ended December 31, 2022, 2021 and 2020, basic loss per share was the same as diluted loss per share.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the years ended December 31, 2022, 2021 and 2020 (in thousands) or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	2022	2021	2020
Convertible redeemable preference shares	—	—	2,871,351
Warrants (Note 15)	26,000	26,000	—
Restricted ordinary shares (Note 17)	21,635	32,452	—
Share options (Note 17)	54,937	53,096	114,244
RSUs (Note 17)	131,765	64,752	36,546
Shares committed under ESPP (Note 17)	2,890	—	—
Options to swap the shares in GHL subsidiaries for GHL Class A Ordinary Shares	121,450	47,755	—
Total	358,677	224,055	3,022,141

22
Related parties
i)
Transactions with key management personnel

Compensation to Directors and executive officers of the Group comprised the following:

	2022	2021	2020
(in $ millions)	$	$	$
Short-term employee benefits	7	4	2
Post-employment benefits	*	*	*
Share-based payment	160	172	24

* Amount less than $1 million

The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or joint control is insignificant.

The Group Chief Operating Officer, appointed with effect from January 4, 2022 and the Group Technology Officer, appointed with effect from October 1, 2022 are considered a part of key management personnel.

ii)
Other related party transactions

The Group has entered into shareholders agreements that include capital contribution commitments. This primarily includes a commitment to contribute approximately $813 million to a subsidiary within the Group’s financial service segment offering digital banking services.

The Group did not enter into other significant related party transactions.

23
Leases
i)
As a lessee

The Group leases office premises, retail stores and motor vehicles. These leases, which have fixed rental payments, typically run for a period of one to eleven years with an option to renew the lease after that term.

The Group leases office equipment with contract terms of one to five years. These leases are short‑term and/or leases of low‑value items. The Group has elected not to recognize right‑of‑use assets and lease liabilities for these leases.

a)
Right-of-use assets

Right‑of‑use assets related to leased properties that do not meet the definition of investment property and are presented as property, plant and equipment.

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2021	39	*	39
Depreciation	(27)	*	(27)
Additions	100	6	106
Derecognition	*	*	*
Effects of movement in exchange rates	*	*	*
Balance at December 31, 2021	112	6	118

* Amounts less than $1 million

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2022	112	6	118
Depreciation	(36)	(8)	(44)
Additions	35	37	72
Acquisition through business combination	35	—	35
Derecognition	(6)	—	(6)
Effects of movement in exchange rates	(2)	(2)	(4)
Balance at December 31, 2022	138	33	171

b)
Amounts recognized in profit or loss

	2022	2021
(in $ millions)	$	$
Interest on lease liabilities	13	5

Income from sub-leasing right-of-use assets, expenses relating to short-term leases and leases of low-value assets, and expenses relating to variable lease payments not included in the measurement of lease liabilities were not material to the Group for the year ended 31 December 2022 and 2021.

c)
Amounts recognized in statement of cash flows

	2022	2021
(in $ millions)	$	$
Total cash outflow for leases	35	24

ii)
As a lessor

The Group leases out motor vehicles consisting of its owned vehicles as well as leased vehicles. All leases are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

Rental income recognized by the Group during 2022 was $126 million (2021: $103 million). The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

	2022	2021
(in $ millions)	$	$
Not later than one year	84	42
Later than one year and not later than five years	11	3

24
Financial instruments
i)
Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•
credit risk;
•
liquidity risk; and
•
market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

a)
Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. Group management establishes policies and procedures around risk identification, measurement and management; and setting and monitoring risk limits and controls, in accordance with the objectives and underlying principles in the risk management framework approved by the Board of Directors. Risk management policies and procedures are reviewed regularly to reflect changes in market conditions and the Group’s activities.

b)
Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables, loans and advances, payment cycle receivables, deposits and cash and cash equivalents. The Group does not have significant credit exposure to a single counterparty.

Impairment losses on financial assets recognized in profit or loss were as follows:

	2022	2021	2020
(in $ millions)	$	$	$
Trade receivables	20	8	33
Loans and advances at amortized cost	31	11	10
Payment cycle receivables	6	5	3
Other receivables	1	3	11
Time deposits	—	(8)	8
Cash and cash equivalents	—	—	(2)
	58	19	63

Trade receivables

Credit risk mainly relates to current trade receivables from consumers, driver-partners and merchant-partners under the Deliveries, Mobility and Enterprise and new initiatives segments. There is no significant concentration of customer credit risk. In monitoring customer credit risk, customers are grouped according to their credit characteristics which includes geographic location and operating segment. In response to the current macroeconomic trends, the Group has been performing more frequent reviews of receivable collection and the number of days past due in order to more closely monitor credit behavior and when necessary to respond with swift commercial action.

The Group does not have collateral in respect of outstanding trade receivables. The Group does not have trade receivables for which no loss allowance is recognized because of collateral.

The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount
	2022	2021
(in $ millions)	$	$
Indonesia	28	36
Singapore	20	25
Philippines	12	5
Malaysia	19	13
Thailand	6	9
Other countries	15	7
	100	95

Expected credit loss measurement

The Group uses an allowance matrix to measure ECLs of trade receivables which comprise a large number of small balances.

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the common credit risk characteristics of geographic region and type of services purchased. Loss rates are based on actual payment and credit loss experience over the preceding 12 to 18 months. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The following table provides information about the exposure to credit risk and ECLs for trade receivables as at December 31:

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2022
Current (not past due)	6.75	83	(7)	No
1 – 30 days past due	9.91	12	(1)	No
31 – 60 days past due	15.52	9	(1)	No
61 – 90 days past due	31.27	3	(1)	No
91 – 120 days past due	42.41	3	(1)	No
More than 121 days	93.15	10	(9)	Yes
		120	(20)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2021
Current (not past due)	2.94	70	(2)	No
1 – 30 days past due	10.08	17	(2)	No
31 – 60 days past due	20.46	10	(2)	No
61 – 90 days past due	50.14	5	(2)	No
91 – 120 days past due	55.76	4	(3)	No
More than 121 days	98.54	11	(11)	Yes
		117	(22)

Movements in allowance for impairment in respect of trade receivables

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2022	2021
(in $ millions)	$	$
At January 1	22	40
Impairment loss recognized	21	8
Amounts written off	(22)	(24)
Exchange translation differences	(1)	(2)
At December 31	20	22

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

Exposure to credit risk

The exposure to credit risk for loans and advances at the reporting date by geographic region was as follows:

	Carrying amount
	2022	2021
(in $ millions)	$	$
Malaysia	36	14
Singapore	59	40
Thailand	48	33
Philippines	19	13
Indonesia	13	2
Vietnam	10	5
	185	107

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

The following table provides information about the exposure to credit risk and ECLs for loans and advances to customers.

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2022
Current (not past due)	4.49	172	(8)	No
1 – 30 days past due	14.61	17	(2)	No
31 – 60 days past due	39.50	6	(2)	No
61 – 90 days past due	66.72	4	(3)	No
91 – 120 days past due	92.02	4	(3)	Yes
More than 121 days	91.11	4	(4)	Yes
		207	(22)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2021
Current (not past due)	5.37	97	(5)	No
1 – 30 days past due	12.84	16	(2)	No
31 – 60 days past due	46.53	2	(1)	No
61 – 90 days past due	56.23	1	(1)	No
91 – 120 days past due	87.43	1	(1)	Yes
More than 121 days	91.12	1	(1)	Yes
		118	(11)

Movements in allowance for impairment in respect of loans and advances

The movement in the allowance for impairment in respect of loans and advances during the year was as follows:

	2022	2021
(in $ millions)	$	$
At January 1	11	9
Impairment loss recognized	31	11
Amounts written off	(19)	(9)
Exchange translation differences	(1)	*
At December 31	22	11

*Amount less than $1 million

Deposits with banks and financial institutions and cash and cash equivalents

At December 31, 2022, the Group held deposits with banks and financial institutions and cash and cash equivalents of $3,744 million (2021: $3,178 million) and $1,952 million (2021: $4,991 million) respectively. These amounts are held with reputable bank and financial institution counterparties.

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

As part of their overall liquidity management, the Group maintains sufficient levels of funds to meet its working capital requirements. While the Group's operations were previously financed mainly through the issuance of convertible redeemable preference shares (see Note 11), after the effectuation of the Reverse Recapitalization (see Note 11), longer term funding requirements are now primarily financed through term loan arrangements (see Note 13).

The following are the contractual maturities of financial liabilities considered in the context of the Group’s liquidity risk management strategy. The amounts are gross and undiscounted and include contractual interest payments.

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
(in $ millions)	$	$	$	$	$
2022
Financial liabilities
Bank loans	118	(127)	(68)	(59)	—
Term loan	1,061	(1,382)	(120)	(1,262)	—
Trade payables and other liabilities	913	(913)	(794)	(119)	—
Lease liabilities	186	(263)	(47)	(107)	(109)
	2,278	(2,685)	(1,029)	(1,547)	(109)
2021
Financial liabilities
Bank loans	138	(150)	(74)	(76)	—
Term loan	1,914	(2,422)	(131)	(2,291)	—
Trade payables and other liabilities	780	(780)	(770)	(10)	—
Lease liabilities	123	(197)	(23)	(58)	(116)
	2,955	(3,549)	(998)	(2,435)	(116)

*Amount less than $1 million

d)
Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, cash and cash equivalents and borrowings that are denominated in a currency other than the respective functional currencies of Group entities. The functional currencies of Group entities are primarily the currency of the country in which the entities operate. The currencies in which these transactions primarily are denominated are also in the currency in which the entities operate. The currencies in which these transactions are primarily denominated are the Singapore Dollar (“SGD”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”).

Interest on external borrowings is denominated in the currency of the borrowing. With the exception of the term loan financing obtained at a Group level (see Note 13), Group entities’ external borrowings are generally denominated in currencies that match the cash flows generated by the underlying operations of the Group, which is also the currency of the country in which the entity operates.

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

Interest rate risks

Exposure to interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk. The Group’s borrowings at variable rate were mainly denominated in United States Dollars, Singapore Dollars, Malaysian Ringgit, Indonesian Rupiah and Thai Baht. The borrowings are periodically contractually repriced and to that extent are also exposed to the risk of future changes in market interest rates. The Group monitors reform of benchmark interest rates by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate. As at 31 December 2022, the term loan financing, which is a significant portion of the Group’s variable rate instruments, has not yet transitioned to an alternative benchmark rate although it does contractually contain fallback provisions to address such transition in the future. The risk of future changes in market interest rates with regard to variable rate pricing on the term loan financing is currently hedged using interest rate derivatives.

The interest rate profile of the Group’s interest-bearing financial instruments as reported to the management of the Group is as follows:

	Carrying amount
	2022	2021
(in $ millions)	$	$
Fixed-rate instruments
Other investments	3,744	3,178
Cash and cash equivalents	1,952	4,991
Bank loans	(66)	(100)
Variable-rate instruments
Bank loans	(52)	(38)
Term loan	(1,061)	(1,914)

Fair value sensitivity analysis for fixed-rate instruments

Most fixed-rate financial assets and financial liabilities of the Group are not accounted for at FVTPL. Therefore, a change in interest rates at the reporting dates would not materially affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

For the bank loans, a change of 100 basis points in interest rates at the reporting date would have had an insignificant impact on profit or loss and equity. For the term loan, a 100 basis point increase in LIBOR (the applied benchmark rate) would have increase consolidated losses by approximately $6 million.

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

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2022
Financial assets
Debt investments		772	26	—	798	179	567	52	798
Equity investments	7	334	—	—	334	188	—	146	334
Time deposits	7	—	—	3,744	3,744	—	—	—	—
Trade and other receivables	8	—	—	372	372	—	—	—	—
Other assets	9	3	—	182	185	—	3	—	3
Cash and cash equivalents	10	—	—	1,952	1,952	—	—	—	—
Total		1,109	26	6,250	7,385	367	570	198	1,135
Financial liabilities
Term loan		—	—	(1,061)	(1,061)	—	—	—	—
Warrant liabilities	15	(14)	—	—	(14)	(14)	—	—	(14)
Bank loans	13	—	—	(118)	(118)	—	—	—	—
Trade payables and other liabilities	15	(6)	(93)	(800)	(899)	—	—	(99)	(99)
Total		(20)	(93)	(1,979)	(2,092)	(14)	—	(99)	(113)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2021
Financial assets
Debt investments		685	—	—	685	594	91	—	685
Equity investments	7	618	—	—	618	457	—	161	618
Time deposits	7	—	—	3,178	3,178	—	—	—	—
Trade and other receivables	8	—	—	255	255	—	—	—	—
Other assets	9	—	—	172	172	—	—	—	—
Cash and cash equivalents	10	—	—	4,991	4,991	—	—	—	—
Total		1,303	—	8,596	9,899	1,051	91	161	1,303
Financial liabilities
Term loan		—	—	(1,914)	(1,914)	—	—	—	—
Warrant liabilities	15	(54)	—	—	(54)	(21)	—	(33)	(54)
Bank loans	13	—	—	(138)	(138)	—	—	—	—
Trade payables and other liabilities	15	(9)	—	(771)	(780)	—	—	(9)	(9)
Total		(63)	—	(2,823)	(2,886)	(21)	—	(42)	(63)

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

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities
Put options issued to non-controlling interests (see Note 15)	Income approach	Probability attributed to achieving certain milestones	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones were higher (lower).

b)
Level 3 fair values

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Other liabilities	Total
	$	$	$
(in $ millions)
At January 1, 2021	143	—	143
Net change in fair value (unrealized)	17	18	35
Net purchases/ (issuances)	1	(60)	(59)
At December 31, 2021	161	(42)	119
At January 1, 2022	161	(42)	119
Net change in fair value (unrealized)	(43)	3	(40)
Net purchases/ (issuances)	80	(93)	(13)
Transfer between Level 3 and Level 1	—	33	33
At December 31, 2022	198	(99)	99

Transfer between Level 3 and 1

The warrants which were in the process of registration for resale as at December 31, 2021 has since been registered for resale and hence transferred from Level 3 to Level 1 due to the availability of quoted prices.

25.
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
Deliveries

Connecting driver-partner and merchant-partner with consumers to create a localized logistics platform, facilitating and performing on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. In certain markets, it also includes the offering of delivery services for which the Group is directly responsible; and the offering of a variety of daily necessities through the operation of a chain of stores.

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

Enterprise and new initiatives

A suite of enterprise offerings including advertising and marketing offerings, mapping services and anti-fraud offerings. It also includes other lifestyle services offered by our business partners to consumers including domestic and home services, hotel bookings and subscriptions in certain markets.

ii)
Information about reportable segments

The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA. Segment reporting revenue is disclosed in Note 18. Total revenue for reportable segments equals consolidated revenue for the Group.

Segment Adjusted EBITDA is defined as net loss of each operating segment adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs,(xi) legal, tax and regulatory settlement provisions, (xii) regional corporate costs and (xiii) share listing and associated expenses.

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	2022	2021	2020
(in $ millions)	$	$	$
Segment Adjusted EBITDA
Deliveries	(35)	(130)	(211)
Mobility	494	345	307
Financial services	(415)	(349)	(331)
Enterprise and new initiatives	21	9	9
Total reportable Segment Adjusted EBITDA	65	(125)	(226)
Regional corporate costs	(858)	(717)	(554)
Net interest income (expenses)	(57)	(1,675)	(1,391)
Other income (expenses)	7	12	10
Income tax expenses	(6)	(3)	(2)
Depreciation and amortization	(150)	(345)	(387)
Share-based compensation expenses	(412)	(357)	(54)
Unrealized foreign exchange loss	(2)	(1)	*
Impairment losses on goodwill and non-financial assets	(5)	(15)	(43)
Fair value changes on investments	(294)	37	(57)
Restructuring costs	(8)	(1)	(2)
Legal, tax and regulatory settlement provisions	(20)	(12)	(39)
Share listing and associated expenses	—	(353)	—
Loss for the year	(1,740)	(3,555)	(2,745)

* Amount less than $1 million

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore, Malaysia and Indonesia. Other non-current assets such as intangible assets, goodwill and other investments are predominantly regional assets that are not attributed to a segment.

26.
Business combinations

On January 31, 2022, the Group acquired a 75% economic interest in Jaya Grocer Holdings Sdn. Bhd. (“Jaya Grocer”), an operator of stores offering daily necessities in Malaysia predominantly in the Klang Valley near Kuala Lumpur.

Included in the identifiable assets and liabilities acquired at the date of acquisition of Jaya Grocer are inputs (a patented trademark, warehouses, outlets and inventories), processes and organized workforce. The Group has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Group has therefore concluded that the acquired entity is a business. The acquisition of Jaya Grocer will enable the Group to grow the market for online grocery services in Malaysia. The acquisition enables Grab to bring more Jaya Grocer retail stores onto its marketplace, while also leveraging Jaya Grocer’s large supplier network to further expand its groceries product line at lower costs.

For the year ended December 31, 2022, Jaya Grocer contributed revenue of $334 million and profit after tax of $11 million to the Group’s results. If the acquisition had occurred on January 1, 2022, management estimates that consolidated revenue of the Group would have been $1,466 million and consolidated loss would have been $1,739 million.

i)
Purchase consideration

The following table summarizes the acquisition date fair value of each major class of consideration:

(in $ millions)	$
Cash	181
Equity instruments (8,173,375 ordinary shares) measured based on the listed share price of the Company at January 31, 2022 of $5.66 per share	46
227

ii)
Acquisition related costs

The Group incurred acquisition-related costs of $1.3 million on legal fees and due diligence costs. These costs have been included in ‘general and administrative expenses’.

iii)
Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

(in $ millions)	$
Property, plant and equipment	32
Right-of-use assets	35
Intangible assets	69
Merchandise inventories	50
Trade and other receivables	10
Cash and cash equivalents	16
Loans and borrowings	(18)
Lease liabilities	(37)
Deferred tax liabilities	(21)
Trade payables and other liabilities	(51)
Identifiable net assets acquired	85
Less: Non-controlling interest proportionate share of identifiable net assets	(21)
Goodwill on acquisition (described below)	163
Purchase consideration	227

The goodwill is attributable mainly to the cost and revenue synergies expected to be achieved from integrating Jaya’s operations, supplier network and assets into the Group’s future business expansion. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group has written an option granting the non-controlling shareholder (“Timbang Perkasa”) the right to sell their 25% ownership interest to the Group three years after the date of acquisition. As Timbang Perkasa has present access to the returns until exercise of the option, the financial liability of $90 million arising from the put option, which is presented within “Other liabilities,” is not included in the consideration transferred, but is accounted for separately with a corresponding recognition within equity under “Other reserves”. Subsequent changes in the measurement of this liability will be recognized within equity.

The valuation techniques used for measuring the fair value of material assets acquired were as follows.

Assets acquired	Valuation technique
Property, plant and equipment	Market comparison technique and cost technique: The valuation model considers market prices for similar items when they are available, and depreciated replacement cost when appropriate.
Intangible assets (Trademark)	Relief-from-royalty method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents being owned.
Inventories

Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

27.
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

As at December 31, 2022, in view of the uncertainty of the outcome of these proceedings, with the exception of certain specific legal claims (see Note 14), provisions for such claims have not been recognized as the Group does not consider these proceedings to result in obligations or in the outflow of resources. These possible obligations include:

a)
an internal investigation into potential violations of certain anti-corruption laws relating to the Group's operations in one of the countries in which it operates. The Group voluntarily self-reported the potential violations to the U.S. Department of Justice during 2020; and
b)
two putative shareholder class action lawsuits filed during 2022 against the Company and certain of its officers in the U.S. District Court for the Southern District of New York.

ii)
Commitments

The Group has entered into non-cancellable contracts which mainly pertain to purchase of data processing and technology platform infrastructure services. The following table summarizes significant contractual obligations and commitments as of December 31, 2022:

	Payments due by period
	Total	Less than 1 year	1 to 5 years
(in $ millions)	$	$	$
Non-cancellable purchase obligations	729	505	224

28.
Subsequent events

In February 2023, the Group paid $600 million towards prepayment of the term loan financing.