Form 20-F
period 2023-12-31
Grab Holdings Ltd
filed 2024-03-28
CIK 1855612

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Liam Barker

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business covered by the annual report: 3,813,340,767 Class A ordinary shares, 120,402,284 Class B ordinary shares, and 25,999,981 warrants, as of December 31, 2023.

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

CONVENTIONS AND FREQUENTLY USED TERMS

In this annual report, unless the context otherwise requires, the “Company,” “Grab” and references to “we,” “us,” or similar references should be understood to be references to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities. When this annual report refers to “Grab” “we,” “us,” or similar references in the context of discussing Grab’s business or other affairs prior to the consummation of the Business Combination on December 1, 2021, it refers to the business of Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities. Following the date of consummation of the Business Combination, references to “Grab” “we,” “us,” or similar references should be understood to refer to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities. Given that the Business Combination is accounted for as a reverse acquisition, as described in more detail in Note 12 to our consolidated financial statements included elsewhere in this annual report, and the accounting acquirer is Grab Holdings Inc., the post-Business Combination financial statements included in this annual report show the consolidated balances and transactions of the Company and Grab Holdings Inc.

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

“Business Combination” means the Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement, as described in more detail under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”;

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

“Digital Banking JV” means GXS Bank Pte. Ltd., a private limited company incorporated under the laws of Singapore, which is the joint venture entity with one of our subsidiaries and a subsidiary of Singapore Telecommunications Limited (“Singtel”) as its shareholders and is the entity operating GXS Bank in Singapore, and the entity which together with a consortium of partners operates GXBank in Malaysia;

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

“GrabUnlimited” refers to our paid loyalty program where users pay a fee to enjoy subscriber benefits and deals across our various services such as food, parcel deliveries and mobility;

“GXBank” refers to GX Bank Berhad, the digital bank that our Digital Banking JV operates in Malaysia and that has commenced the foundational phase of banking operations for the public since November 2023;

“GXS Bank” refers to the digital bank that our Digital Banking JV operates in Singapore and that has commenced restricted business activities for the public since September 2022;

“Jaya Grocer” refers to Jaya Grocer Holdings Sdn. Bhd., a mass-premium supermarket chain in Malaysia, in which we acquired a majority economic interest in January 2022;

“JustGrab” refers to our ride-hailing booking service, which enables driver-partners to accept bookings for private hire car rides or taxi rides, in both cases with upfront non-metered pricing;

“Key Executives” refers to our CEO and co-founder Anthony Tan, co-founder Tan Hooi Ling (who no longer holds any position at Grab) and former President Maa Ming-Hokng;

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

“regional corporate costs” means costs that have not been attributed to any of the business segments, including certain costs of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing and customer support costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs;

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

Non-IFRS Financial Measures

Unless otherwise stated or unless the context otherwise requires in this annual report:

“Adjusted EBITDA” is a non-IFRS financial measure calculated as net profit (loss) for the period adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment loss on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses;

“Adjusted Free Cash Flow” is a non-IFRS financial measure defined as net cash flows from operating activities less capital expenditures, excluding changes in working capital in relation to loans and advances to customers, and deposits from the digital banking business;

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

“MTUs” means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting from 2023, MTUs additionally include the monthly number of unique users who transact with Grab offline while recording their Jaya Grocer loyalty points on Grab’s apps. Starting from the fourth quarter of 2023, MTUs additionally include the monthly number of unique users who transact via Grab’s apps (including OVO) through group orders;

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
•
Developments related to the COVID-19 pandemic, including, among others, with respect to the occurrence of new COVID-19 strains and any reinstatement of COVID restriction measures such as stay-at-home orders and social distancing measures should new COVID-19 outbreaks occur;
•
Our anticipated investments in new products and offerings, such as financial services (including digital banking), and the effect of these investments on our results of operations;
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

Risks Relating to Our Business and Industry

•
Our business is still in a stage of growth, and if our business or superapp platform do not continue to grow, grow more slowly than we expect, fail to grow as large as we expect or fail to achieve profitability, our business, financial condition, results of operations and prospects could be materially and adversely affected.
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
•
Our businesses are subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.
•
Our brand and reputation are among our most important assets and are critical to the success of our business.
•
If we fail to manage our growth effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.
•
The COVID-19 pandemic materially impacted our business in the recent past, and it or other pandemics or public health threats could adversely affect our business, financial condition, results of operations and prospects.
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
•
Our businesses may be materially and adversely affected by any changes or negative developments in the economic and political environments in any regions of Southeast Asia as well as globally.
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

Risks Relating to Taxation

•
There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Risks Relating to Our Business and Industry

Our business is still in a stage of growth, and if our business or superapp platform do not continue to grow, grow more slowly than we expect, fail to grow as large as we expect or fail to achieve profitability, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Although our business has grown rapidly, our businesses in Southeast Asia and in particular our superapp platform are relatively new, and there is no assurance that we will be able to achieve and maintain growth and profitability across all of our business segments. There is also no assurance that market acceptance of our offerings will continue to grow or that new offerings, such as digital banking, will be accepted. In addition, our business could be impacted by macroeconomic conditions and their effect on discretionary consumer spending, which in turn could impact consumer demand for our offerings.

Our management believes that our growth depends on a number of factors, including our ability to:

•
expand and diversify our deliveries, mobility, financial services and other offerings, which include innovating in new areas such as financial services (including our digital banks, which have recently commenced commercial operations) and often requires us to make long-term investments and absorb losses while we build scale;
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

•
expand our business in the countries in which we operate, which requires managing varying infrastructure, regulations, systems and user expectations;
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
•
compete effectively with our competitors; and
•
manage the challenges associated with the COVID-19 pandemic if it were to become prevalent to significantly impact our business again.

We may not successfully accomplish any of these objectives.

In addition, achieving profitability will require us, for example, to continue to grow and scale our business, manage promotion and incentive spending, improve monetization, improve efficiency in marketing, reduce regional corporate costs and other spending and increase consumer spending on our platform. Our growth so far has been driven in part by incentives we offer driver-partners, merchant-partners and consumers. As we continue to achieve greater scale and improve monetization, we have sought to reduce incentives where practicable and in line with our business plans. For example, total incentives as a percentage of GMV declined to 7.6% in 2023 from 9.9% in 2022, and from 11.1% in 2021, which contributed in part to our 65% increase and 112% increase in revenue in 2023 and 2022, respectively. However, to the extent we increase incentive investments again in the future, our revenue could again be adversely impacted.

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

We face competition in each of our segments and markets. The segments and markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation, and introductions of new services and offerings. We compete both for driver- and merchant-partners and for consumers accessing offerings through our platform. Our competitors may operate in single or multiple segments and in a single market or regionally across multiple markets. These competitors may be well-established or new entrants and focused on providing low-cost alternatives or higher quality offerings, or any combination thereof. New competitors may include established players with existing businesses in other segments or markets that expand to compete in our segments or markets. Competitors focused on a limited number of segments or markets may be better able to develop specialized expertise or employ resources in a more targeted manner than we do. Such competitors may also enjoy lower overhead costs by not operating across multiple segments and markets. Our competitors in certain geographic markets may enjoy competitive advantages such as reputational advantages, better brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and more supportive regulatory regimes and may also offer discounted services, driver- or merchant-partner incentives, consumer incentives, discounts or promotions, innovative products and offerings, or alternative pricing models. From time to time competitive factors have caused, and may continue to cause, us to reduce prices or fees and commissions and increase driver-partner, merchant-partner or consumer incentives and marketing expenses, which has impacted and could continue to impact our revenues and costs. Furthermore, the rise of nationalism coupled with government policies favoring the creation or growth of local technology companies could favor our competitors and impact our position in our markets. In addition, some of our competitors may consolidate to expand their market position and capabilities. For example, in May 2021 there was a merger between Indonesia-based Gojek, which operates in the ride-hailing and deliveries business, and Tokopedia, an e-commerce platform, the control of which was acquired by Tiktok in early 2024.

In our segments and markets, the barriers to entry are low and driver- and merchant-partners and consumers may choose alternative platforms or services. Our competitors may adopt certain of our product features, or may adopt innovations that consumers or driver- or merchant-partners value more highly than ours, which could render the offerings on our platform less attractive or reduce our ability to differentiate our offerings. The driver-partners may shift to the platform with the highest earning potential or highest volume of work, and the merchant-partners may shift to the platform that provides the lowest fees and commissions or the highest volume of business or other opportunities to increase profitability. Driver- and merchant-partners and consumers may shift to the platform that otherwise provides them with the best opportunities. Consumers may access driver or merchant goods or services through the lowest-cost or highest-quality provider or platform or a provider or platform that provides better choices or a more convenient technology platform. With respect to our platform, driver- and merchant-partners and consumers may shift to other platforms based on overall user experience and convenience, tools to enhance profitability, integration with mobile and networking applications, quality of mobile applications, and convenience of payment settlement services. In our deliveries segment, we face competition from regional players such as Foodpanda, ShopeeFood and Gojek (primarily in Indonesia) and single market players in Southeast Asia, including Deliveroo in Singapore, and Line Man Wongnai and Robinhood in Thailand. In addition, many chain merchants have their own online ordering platforms and pizza companies, such as Domino’s and other merchants often own and operate their own delivery fleets. Consumers also have other options through offline channels such as in-restaurant and take-out dining, and buying directly from supermarkets, grocery and convenience stores, which may have their own delivery services. Our platform also competes with last-mile package delivery services including on-demand services such as Gojek and Lalamove, and single market players such as AhaMove in Vietnam and Transportify in the Philippines. In our mobility segment, we face competition from Gojek in Indonesia and certain other Southeast Asian countries, Be Group in Vietnam, Bolt and Line Man in Thailand, Tada and Ryde in Singapore, as well as Maxim and InDrive in several Southeast Asian countries, licensed taxi operators such as ComfortDelGro in Singapore, and traditional ground transportation services, including taxi-hailing. In addition, consumers have other options including public transportation and personal vehicle ownership.

In the Philippines, the Land Transportation Franchising & Regulatory Board (“LTFRB”) lifted the moratorium on the acceptance of accreditation applications for transport network corporations (“TNCs”) to promote healthy competition among TNCs. Since such lifting, at least four other companies have been accredited by the LTFRB as TNCs in the Philippines. There may also be additional competition in this market due to the enactment of Republic Act No. 11659, which removed the foreign ownership restriction on TNCs and transport vehicles accredited with and operating through TNCs. The removal of the requirement that TNCs have at least 60% Filipino ownership have led to new foreign competitors entering the Philippines market.

While our payments and financial services offerings compete with offline options such as cash and credit and debit cards, interbank transfers, traditional banks and other financial institutions, as well as other electronic payment system operators, our competitors in digital payment services also include ShopeePay and Google Pay and single market players such as Dana and GoPay in Indonesia, and Touch ‘n Go in Malaysia. Some of these competitors in digital payment services also operate e-commerce businesses. This may affect our e-wallet usage (specifically OVO and GrabPay) on these platforms due to preferential treatment that may be afforded to entities related to our competitors. Our competitors in the digital banking space are primarily new digital banks, in addition to incumbent banks in countries where our digital banks operate. In addition, while we have a non-competition agreement with Uber Technologies, Inc. (“Uber”), which was put in place in connection with a transaction with such shareholder and contractually restricts them from competing with us in Southeast Asia, such agreement is subject to limited terms. Uber previously operated in the ride-hailing and food deliveries businesses in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia in 2018. The non-competition agreement with Uber will expire one year after Uber disposes of all shareholdings in us. We also had a non-competition agreement with Didi Chuxing Technology Co. (“Didi”), which was put in place in connection with a transaction with Didi. However, such non-competition agreement with Didi has formally expired upon the closing of the Business Combination in December 2021. Although the expiration of the non-competition agreement with Didi has not had any material impact on our business to date, if Didi enters, or Uber re-enters, our markets, we could face more intense competition, which could in turn materially impact our ability to bring driver- and merchant-partners and consumers onto our platform, cause us to lose market share, impact our pricing and/or require us to increase our incentives in order to retain market share. Furthermore, both Uber and Didi could have certain competitive advantages compared to other new entrants into our markets given their familiarity with the markets as our shareholders, and in the case of Uber, due also to their previous operations in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia.

Any failure to successfully compete could materially and adversely affect our business, financial condition, results of operations and prospects.

We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.

We incurred net losses of $0.5 billion, $1.7 billion and $3.6 billion and had net cash outflows from operating activities of $86 million, $798 million and $954 million, in the years ended December 31, 2023, 2022 and 2021, respectively. We invest significantly in our business, including, among others, (i) expanding the deliveries, mobility and financial services offerings on our platform; (ii) increasing the scale of the driver- and merchant-partner base and consumer base accessing offerings on our platform; (iii) developing and enhancing our platforms, (iv) enhancing the tools that we provide for the driver- and merchant-partners, our payments network, digital banks and other technology and infrastructure, and (v) recruiting of quality industry talent. We are also developing our business across over 700 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations, with a strategy that involves a hyperlocal approach to our operations, all of which requires more investment than if we only operated in one country and a smaller number of cities. Our offerings such as GrabRentals require us to make investments and develop scale in order to achieve profitability. To be competitive in certain markets, generate scale and increase liquidity, from time to time we lower fees and offer driver-partner, merchant-partner and consumer incentives, which also reduce our revenue. The COVID-19 pandemic also had a material adverse impact on certain parts of our business in 2021 and 2022. We will continue to require significant capital investment to support our business. Issuances of equity or convertible debt securities could cause existing shareholders to suffer significant dilution, and any new equity securities issued may have rights, preferences, and privileges superior to those of existing shareholders. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. We may not be able to obtain additional financing on acceptable terms, if at all.

In addition, we had accumulated losses of $16.8 billion and $16.3 billion as of December 31, 2023 and 2022, respectively. To support our business plans, we raised $6.9 billion and $1.4 billion of cash during the years ended December 31, 2021 and 2020, respectively, through the issuance of convertible redeemable preference shares, a term loan and PIPE financing. The aforesaid convertible redeemable preference shares were canceled and converted into the right to receive Ordinary Shares upon completion of the Business Combination and as a result, following completion, we no longer recognize any liability component nor any interest expense incurred with respect to such convertible redeemable preference shares. In the first half of 2021, we secured $2.0 billion of financing under the Term Loan B Facility and we secured PIPE proceeds of $4.04 billion in December 2021. As of December 31, 2023, $0.5 billion in principal amount and accrued interest was outstanding under the Term Loan B Facility. In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility. As a result of the capital we have raised and the cash and cash equivalents we have on hand, our assets exceeded our liabilities by $6.5 billion and $6.7 billion as of December 31, 2023 and 2022. Based on these factors, together with an assessment of our business plans, budgets and forecasts, our management has been able to conclude that it is appropriate for our consolidated financial statements to be prepared on a “going concern” basis.

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

We have paid significant amounts of incentives to attract new driver- and merchant-partners and consumers to our services, or to encourage existing registered driver-partners to return to driving on our platform, in order to grow our business and generate new demand for our services and may continue to do so in the future. These incentives, which are typically in the form of additional payments made to partners and consumers, have in the past exceeded, and may in the future exceed, the amount of the commissions and fees that we receive for our services. In addition, from time to time merchant-partners may offer incentives to consumers to drive demand for their products and services on our platform, which may have the effect of reducing the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. Our revenues are reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2023, 2022 and 2021, we incurred incentives of $1.6 billion, $2.0 billion and $1.8 billion, respectively (comprised of partner incentives of $0.7 billion, $0.8 billion and $0.7 billion, respectively, and consumer incentives of $0.9 billion, $1.2 billion and $1.1 billion, respectively) resulting in reductions to our reported revenues of the same amounts. Our monthly transacting users (including OVO) grew to 35.5 million for the year ended December 31, 2023 from 32.7 million for the year ended December 31, 2022 and 28.1 million for the year ended December 31, 2021. However, we cannot assure you that our monthly transacting users will continue to grow in the future.

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

Our businesses are subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

We operate across the deliveries, mobility and financial services segments in over 700 cities in the large, diverse and complex Southeast Asian region. Each of our segments is subject to various regulations in each of the jurisdictions in which we operate.

Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to deliveries, mobility and/or financial services (including digital bank) offerings, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) gig economy regulations, (iv) anti-trust regulations, (v) digital platform regulations, (vi) economic regulations such as price, supply regulation, safety, health and environment regulations, (vii) foreign ownership restrictions, (viii) artificial intelligence regulation and (ix) regulations regarding the provision of online services, including with respect to the internet, mobile devices and e-commerce.

In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our offerings and those we plan to offer. Because the industries in which we operate are relatively new and disruptive in our market, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving in certain jurisdictions. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that we will be able to renew them should they expire. We cannot be sure that our interpretations of the rules and regulations, including our reliance on applicable regulatory exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses, and in particular our financial services business, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets in which we plan to operate.

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

Segments of our businesses that are currently unregulated could become regulated, or segments of our businesses that are already regulated could be subject to new and changing regulatory requirements, which may adversely impact our business, results of operations, financial results and prospects. Various proposals that may impact our business are currently before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our business operations and business model, or have already been adopted and implemented through new laws, rules or regulations. For example, on September 7, 2022, the Indonesian Minister of Transportation (“MOT”) issued Decree No. 667 Year 2022 (“MOT Decree 667/2022”), which reduced the maximum percentage commission that we can charge our driver-partners from 20% to 15% of the total tariff. In the same year, through Decree No. 1001 of 2022 (“MOT Decree 1001/2022”), which came into effect on November 22, 2022, the MOT provided an option to charge driver-partners a supporting fee that is equal to at most 5% of the total tariff, in addition to the commission, which is at most 15% of the total tariff. According to MOT Decree 1001/2022, the supporting fee should be reinvested into the welfare of the driver-partners. The fee can be used to provide, among other things, (i) extra safety insurance in addition to the required national health, (ii) social and employment security program, (iii) information center support for driver-partners’ complaints, and (iv) operational cost assistance for phone credits, gears and so on. If we charge supporting fees, we are required to submit periodic reports to the competent authority. We may be sanctioned if we do not use the supporting fees for the permitted purposes. We have complied with the requirements under MOT Decree 667/2022 as amended by MOT Decree 1001/2022, including the periodic report requirement. In Thailand, new ride-hailing regulations were enacted in 2021 and 2022 under the Vehicle Act, B.E. 2522 (1979), as amended (the “Thai Vehicle Act”), which impose requirements on our ride-hailing business and our driver-partners. These regulations stipulate, among other things, how we calculate fees (including commissions and fees chargeable to our driver-partners) and transportation fares (i.e., car size must match pricing for GrabCar and JustGrab), and impose vehicle registration and public driving licensing requirements. Although we have obtained a ride-hailing operator certificate for four-wheel and two-wheel vehicles on September 16, 2022, it may take time for us and our driver-partners to fully comply with the new regulations. The relevant Thai regulators have begun to enforce such regulations by ordering us, by way of notices, to deregister certain non-compliant driver-partners from our application, with which we have complied so far. If our driver-partners are unable to become fully compliant, our supply of driver-partners and mobility business in Thailand could be materially impacted. In Malaysia, our e-hailing services are regulated by the Land Public Transport Agency and we are required to obtain an intermediation business license in order to operate as an e-hailing operator. According to the relevant guidelines, there is a cap on the amount of commissions and fees that we may charge our driver-partners. In Singapore, there are regulations in respect of point-to-point passenger transport services for journeys by motor vehicles within, or partly within, Singapore. Under the regulatory framework, we are required to obtain and maintain the requisite ride-hailing service licenses from the Land Transport Authority in order to provide ride-hailing services in Singapore. Additionally, under regulations governing the transportation business in Vietnam, we may be required to obtain a transport license in each province or city where mobility services are provided through our platform. We are currently engaging with national, provincial and city-level regulators on this requirement, which poses practical constraints for implementation, given that we believe these requirements are not appropriate or suited to a platform business such as ours. Pending the outcome of these engagement efforts, including how this requirement may be addressed under the new regulations, we may be required to make operational adjustments to comply with the necessary regulatory requirements or even shut down the affected services, in order to avoid incurring penalties (in the form of fine and/or imprisonment) or disruptions in operations, which could involve significant costs or may not be practicable. In the Philippines, transport network corporations (“TNCs”) are required to apply for accreditation before being allowed to operate. The accreditation is valid for two years and may be renewed, canceled, or suspended. Accredited TNCs are also subject to performance reviews every six months. These regulations expose our operations to periodic regulatory risk. The LTFRB also prescribes the fares that TNCs are allowed to charge and failure to comply could lead to the imposition of penalties. Apart from fare setting, the LTFRB also regulates the mode of payment, the imposition of other fees (like cancellation fees) and also the number of transportation network vehicle services (“TNVS”) that may be given certificates of public convenience by the LTFRB. Since 2018, the allowed number has remained between 65,000 and approximately 70,000 in total in selected areas. In January 2023, the LTFRB opened the application for 4,433 TNVS units and there have also been calls to increase the supply cap. Apart from these regulations, there have also been calls for specific legislation to be crafted for TNCs/TNVSs. Bills for such specific legislation have been filed in the Philippine legislature, which, if enacted, would increase our costs of regulatory compliance in the Philippines.

Compliance with existing or new laws and regulations could expose us to liabilities or cause us to incur significant expenses or otherwise impact our offerings or prospects. For example, in Malaysia, the government has introduced new regulations on p-hailing (parcel deliveries arranged via electronic mobile application), which came into operation on October 15, 2023. Under the new regulations, we and our driver-partners who are involved in parcel deliveries will need to obtain necessary licenses within one year from the date that the relevant regulations come into operation and meet certain operational requirements to qualify for these licenses. Depending on the implementation by the relevant authorities of the regulatory requirements, which are still being developed, if the transition period for our driver-partners to comply with and apply for the necessary license is too short, we may experience a shortage of driver-partners who carry on parcel delivery services on our platform for a period of time. Similarly, in Vietnam, a certification on postal operation notification is required for delivery of (i) unaddressed letters weighing two kilograms or below, (ii) letters weighing more than two kilograms, or (iii) parcels. We have obtained certifications for delivery of parcels and letters. Failure to comply may result in a financial penalty and a disgorgement of revenues earned, and the competent authority may order suspension or termination of this delivery business. In Thailand, the Royal Decree on the Supervision of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022) (the “ETDA Law”), issued by the Electronic Transactions Development Agency (the “ETDA”), was published in the Royal Gazette on December 23, 2022 and became effective on August 20, 2023. There is a notification requirement under the ETDA. We, as an existing applicable digital platform service provider, have notified the ETDA on October 31, 2023, under the categories of online marketplace for goods and services, and advertising service. We have received certifications of notification for the online marketplace for goods and advertising service. However, the certification for the online marketplace for services remains pending. Subject to any issuance of its subordinate regulations, our business as a platform service provider or certain of our businesses in Thailand are likely to be considered by the ETDA to be a “large digital service platform service provider” regulated under the ETDA Law. In such an event, we will be required to comply with various additional obligations, including but not limited to establishing risk management, system security, and crisis management safeguards and measures. We may also need to appoint a compliance officer and undergo third-party audits. These obligations may adversely impact our business as we will need to expend significant time and resources to become compliant. The ETDA Law gives the ETDA broad discretion to enforce the terms of the ETDA Law and to protect consumers of digital platform businesses. The ETDA’s enforcement powers include the ability: (i) to order suspension and/or revocation of notification if any breach of the ETDA Law is not remedied; (ii) to share with other government agencies information of digital platform services providers as required to be notified to the ETDA under the ETDA Law; (iii) to impose additional obligations on digital service platform businesses; (iv) before any digital services platform business providers can exit the businesses that the ETDA has jurisdiction over, to take any action to protect or prevent any damage which may be potentially incurred by consumers; (v) to coordinate with other governmental agencies, such as the Trade Competition Commission Thailand if there is any breach of the Trade Competition Act B.E. 2560, and (vi) to establish the joint committee to supervise and provide advice on the compliance under the ETDA Law. The exact impact the ETDA Law may have on us is unclear and will depend on the approach that the ETDA takes with respect to enforcing this law. Further, the Strategic Transformation Office under the Prime Minister’s Office in Thailand has been developing a Digital Platform Service Act, which may have elements of the EU’s Digital Markets Act, targeted at governing the platform economy, which may cover our services. Details of this Act and its potential impact on our businesses are unclear.

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

In addition, as we expand our offerings in new areas, such as financial services and mapping or geospatial technology, we may become subject to additional laws and regulations, which may require licenses to be obtained for us to provide new offerings or continue to provide existing offerings in the relevant jurisdictions. In Singapore, an industry self-regulated Code Of Conduct for Buy Now Pay Later (“BNPL”) was launched in November 2022, which covers our BNPL products. Starting from November 1, 2023, all existing BNPL service providers in Singapore are expected to comply with the Code Of Conduct for BNPL and be accredited by March 31, 2024. We are in the process of undergoing an audit to meet these accreditation requirements. In Malaysia, a task force is driving the finalization of a bill for the enactment of the Consumer Credit Act, targeted to be tabled at the Parliament in the second quarter of 2024, which will regulate non-bank lenders in respect of, among others, lending and BNPL business. In addition, the Central Bank of Malaysia has on December 15, 2023 issued a policy document titled “Personal Financing” which regulates, among others, the provision of our BNPL business in Malaysia. Further, developments in environmental regulations, such as those applicable to vehicles that run on fossil fuels and those limiting the use of single-use packaging and utensils, may adversely impact our mobility and delivery businesses. For instance, the Singapore Government has announced the Singapore Green Plan 2030, which sets out a series of targets pertaining to the environment and sustainable development. Among other targets, the Singapore Green Plan provides that new registrations of diesel cars and taxis will cease from 2025, and all new car and taxi registrations are required to be of cleaner-energy models (such as electric, hybrid and hydrogen fuel cell cars) from 2030.

We are subject to laws and regulations that impose general requirements and provide regulators with broad discretion in determining compliance with such laws and regulations. Regulators may interpret laws and regulations in a manner differently than us and may have broad discretion in determining any sanctions or remedial measures. Many jurisdictions in which we operate currently do not require a commercial taxi license or delivery license for the driver-partners on our platform. However, local regulators may decide to enforce or enact local regulations requiring licenses, imposing caps on drivers or vehicles, mandating drivers to join a licensed entity or which impose other requirements, such as minimum age requirements for driver-partners. There are also regulations with respect to how fares are set between us and such special rental (i.e., car rental with driver) transportation companies and regulations requiring delivery driver-partners to join licensed courier companies prior to providing point-to-point delivery services through a platform such as ours. If regulations evolve or regulators change current policy or enforce local regulations, we may face additional complexity and risks in providing deliveries and mobility offerings on our platform. In addition, regulators in some jurisdictions impose a cap on both the supply and fares applicable to our operations, and although we have in the past been able to obtain approval to increase capacity when needed, there can be no assurance that we will continue to obtain approval to increase capacity to meet demand, which could impact our business and prospects. If we or drivers become subject to further caps, limitations, or licensing requirements, our business, financial condition, results of operations and prospects would be adversely impacted. In certain jurisdictions, there has been public pressure to impose limits on the commissions payable by merchant-partners to platforms such as our platform, which, if imposed, could impact our deliveries business. In Thailand, the Drug Act B.E. 2510 (1967) requires a license to advertise household medicine through audio, visual, or printed media to the public. While we are of the view that the presentation of household medicine on our platform for sale should not be considered advertisements, the Food and Drug Administration (FDA) deems that we are non-compliant, as the FDA interprets broadly that the regulation governs advertising through platforms as well. We are in the process of engaging with the FDA for a favorable outcome, but at the same time we have taken mitigation measures, including requiring merchant-partners to provide their advertisement licenses when they upload listings of household medicine for sale on our platform.

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

Our actual or perceived failure to comply with applicable regulations could expose us to regulatory actions, including, but not limited to, potential fines, orders to temporarily or permanently cease all or some of our business activities, a prohibition on taking on new consumers, driver-partners or merchant-partners and the implementation of mandated remedial measures. For example, in the Philippines, despite having complied with our undertakings, the Philippine Competition Commission (“PCC”) in 2023 imposed a fine of PHP 6 million (approximately $108,000) on us for supposedly violating three separate Commission orders to return PHP 25.45 million (approximately $458,000) to the customers and imposed another fine of PHP 3 million (approximately $54,000) for providing incorrect and misleading information in the compliance reports that have been submitted with respect to the said refund orders. This is on top of the PHP 63.7 million (approximately $1,150,000) in penalties that the PCC had imposed on us over the years since we acquired the Philippine operations of Uber in 2018. These actions could materially and adversely affect our business, financial condition, results of operations and prospects.

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
•
lack of community support, interest or involvement, including protests or other negative publicity that may stem from a variety of factors beyond our control, such as the general political environment, a rise in nationalism in any of the markets where we operate, unfavorable public reactions to our public communications, or acts of third parties that the public may associate with Grab;
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
•
perceived anti-competitive practices or non-compliance with antitrust laws and regulations;
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

Since our inception in 2012, we have experienced rapid growth in our employee headcount, the number of consumers and driver- and merchant-partners using our platform, our offerings and the geographic reach and scale of our operations. We have also expanded both through acquisitions (such as Jaya Grocer) and strategic partnerships. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We have adopted an Enterprise Risk Management (ERM) process but in certain jurisdictions, our risk management function, particularly relating to enterprise-wide risk management, are in relatively early stages of maturity and therefore we may be unable to comprehensively identify, mitigate and remediate risks as they develop. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results. Properly managing our growth will require us to establish consistent policies across regions and functions, as well as additional localized policies where necessary. A failure to effectively develop and implement any such policies could harm our business. In addition, as we expand, if we are unsuccessful in hiring, training, managing, and integrating new employees and staff to help manage and operate our businesses, or if we are not successful in retaining our existing employees and staff, our business may be harmed.

To manage the growth of our operations and personnel and improve the technology that supports our business operations, our financial and management systems, disclosure controls and procedures, and our internal control over financial reporting, we are required to commit substantial financial, operational, and technical resources. In particular, upgrades to our technology or network infrastructure are critical in supporting our growth, and without effective upgrades, we could experience unanticipated system disruptions, slow response times, or poor experiences for consumers, driver- and merchant-partners. We are in the process of establishing, developing, or upgrading various management systems, such as our contract management system, purchase order management system, payment process request system and billing system, to more efficiently and effectively organize and track our activities and obligations. As our operations continue to expand, our technology infrastructure systems will need to be scaled to support our operations. In addition, our organizational structure is complex and will continue to grow as our platform is used by additional consumers and driver- and merchant-partners, and as we add employees, products and offerings, and technologies. We have expanded into business activities where we have limited or no experience at all, such as Jaya Grocer and digital banking, and may continue to do so where we see the value. If we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could materially and adversely affect our brand and reputation and our business, financial condition, results of operations and prospects.

The COVID-19 pandemic materially impacted our business in the recent past, and it or other pandemics or public health threats could adversely affect our business, financial condition, results of operations and prospects.

In the recent past, the COVID-19 pandemic globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings, which impacted our business, and impaired the fair value of certain of our investments, goodwill and the recoverable value of our vehicles. The COVID-19 pandemic had a material adverse impact on certain parts of our business in 2021 and 2022. See the section titled “Impact of COVID-19” under “Item 5. Operating and Financial Review and Prospects — A. Operating Results.” However, as of the date of this annual report, our overall business has largely stabilized from the impact of COVID-19 pandemic. Whether and the extent to which the COVID-19 pandemic will once again impact our business depends on future developments, which are highly uncertain and cannot be predicted at this time, including, among other things:

•
the occurrence of new COVID-19 strains and other new developments that may emerge concerning the severity of the disease;
•
the efficacy of current and future vaccines and treatments and the speed of vaccine or treatment roll-outs;
•
the timeliness and effectiveness of measures implemented to combat the spread of the disease;
•
the level of government support and subsidies provided to the impacted businesses, residents and economic activities;
•
the economic impact of the pandemic and the pace of economic recovery in the markets in which we operate;
•
other business disruptions that affect our workforce;
•
the impact on capital and financial markets;
•
impairment charges associated with goodwill, long-lived assets, investments and other acquired intangible assets; and
•
other unforeseen operating difficulties and expenditures.

While in the past few years, we were partly able to mitigate the impact of COVID-19 on our overall business by adapting to changes in consumer demand and preferences and leveraging the versatility of our platform, there can be no assurance that we will be successful in doing so if the COVID-19 pandemic, other pandemics or public health threats were to negatively impact our business in the future.

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

We are subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives, and agents who acted, or may have purported to act, on our behalf. We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we are subject to the risk that we could be held liable for or be inadvertently involved in the corrupt or other illegal activities of these third-party business partners and intermediaries and our and their respective employees, representatives, contractors, and agents, notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. Our employees frequently consult or engage in discussions with government officials in the markets where we operate with respect to potential changes in government policies or laws impacting our industries and have engaged in joint ventures and other partnerships with state-owned enterprises or government agencies, which potentially heighten such anti-corruption-related risks. In addition, our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by driver-partners, consumers, merchant-partners, shippers or carriers, employees, consultants, or business partners in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control and notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. While we have policies and procedures intended to address compliance with such laws, there is no guarantee that such policies and procedures are or will be fully effective at all times, and our employees and agents may take actions in violation of our policies and procedures or applicable laws, for which we may be ultimately held responsible. For example, our audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to our operations in one of the countries in which we operate and in 2020 voluntarily self-reported the potential violations to the U.S. Department of Justice. The country did not represent a material portion of our revenue and total assets in 2021, 2022 or 2023, and while no conclusion can be drawn as to the likely outcome of the U.S. Department of Justice matter, currently we are not aware of any other contemplated or pending investigations or litigation related to the potential violations that may have a material impact on us.

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

In Singapore, the Ministry of Manpower (the “MoM”) has accepted a suite of recommendations by the Advisory Committee on Platform Workers to strengthen protections for platform workers and is looking to implement those recommendations progressively, including making any necessary changes to legislation. The recommendations include, among other things, that: (i) while platform workers are not classified as employees, platform companies that exert a significant level of management control over platform workers must provide them with certain basic protections; (ii) platform companies must ensure adequate financial protection for platform workers in case of work injury, including providing work injury compensation and work injury compensation insurance; (iii) platform companies and platform workers must make prescribed contributions to the platform workers’ statutory contribution accounts; and (iv) a new representation framework will be set up, under which platform workers will have a right to seek formal representation. To facilitate the drafting and amendment of the relevant legislation to include platform workers, the MoM had conducted a public consultation in August and September 2023 on, among other things, the definitions of “Platform Workers” and “Platform Operators”, and specific duties of Platform Operators towards the safety and health of Platform Workers. In particular, the MoM has announced that work injury compensation for platform workers shall commence from the second half of 2024 and the transition relating to contributions to the platform workers’ statutory contribution accounts will be implemented in phases over a five-year period. Contributions (by both platform companies and platform workers) will be mandatory for platform workers below 30 years old, and on an opt-in basis (at the option of platform workers) for platform workers 30 years old and above. The ages of the platform workers are assessed in the year of implementation. This development may also serve as a source of reference for other countries’ governments as they look into gig economy regulations, which may lead to material and adverse impact on our business, operating results and financial condition, if similar requirements are imposed in other markets. In Thailand, the Ministry of Labor (the “MOL”) and the Council of State (the “COS”) are working on a draft of the Freelancer Act aimed at protecting gig workers (including our driver-partners in Thailand) and freelancers. If this draft of the Freelancer Act is adopted as is, gig workers will fall under a new category of employment called “semi-freelancer.” The draft of the Freelancer Act was approved on December 28, 2021 by the cabinet of Thailand and was reviewed and approved by COS in 2023. The MOL is currently in the process of collecting and analyzing comments from all stakeholders. The current draft of the Freelancer Act, if adopted as is, will require digital platform service providers/operators to (i) contribute to a new fund aimed at providing benefits and protections to semi-freelancers; (ii) cap the amount of debt owed by semi-freelancers that digital platform service providers/operators can offset against the compensation payable to semi-freelancers; (iii) be subject to a dispute resolution mechanism that would facilitate the submission and escalation of complaints about or disputes with the digital platform service providers/operators; and (iv) to comply with the new requirements under the Freelancer Act on the day after the date of its publication in the Royal Gazette and within 180 days for certain requirements, such as the one requiring contribution to a new fund, which may not be sufficient for us to become fully compliant. In addition, the current draft of the Freelancer Act grants the relevant government authority the power to determine, at its discretion, the minimum compensation rate to be paid to freelancers who allege unfair compensation on our part. The enactment of the Freelancer Act and its subordinate regulations remain uncertain.

In the Philippines, while there is no law or regulation expressly classifying drivers or riders as employees, there is a risk that the prevailing tests to determine the existence of an employer-employee relationship may be interpreted such that the drivers or riders will be considered employees. The Philippine Department of Labor and Employment (“DOLE”) has, through DOLE Labor Advisory No. 14, Series of 2021, provided for the tests to be applied in determining whether a rider engaged in food delivery or courier services is considered an employee and the labor standards they would be entitled to once determined to be an employee. The Philippines Supreme Court recently ruled that a large e-commerce platform’s couriers were its employees. While we believe the arrangements between the e-commerce platform and its couriers are significantly different from our relationship with our driver-partners, the aforesaid case may encourage lawsuits from driver-partners against us or induce the government to consider classifying drivers or riders as employees. For instance, in 2023, the National Labor Relations Commission (“NLRC”) issued a decision stating that riders of a different delivery service company are considered regular employees. Due to the established employer-employee relationship, the affected riders were deemed illegally dismissed and entitled to approximately PHP 2.4 million (approximately $43,000) in monetary claims, representing back wages, separation pay, and reimbursement of legal fees. There is a pending bill that seeks to establish regulatory standards to ensure that digital platform workers are provided with access to labor and social protections. There are several provisions that could impact our business, including calls to the Philippines Department of Labor and Employment to determine the employment status of digital platform workers based on how work is conducted, taking note of employee selection, wages, dismissal power, and control over conduct and results. It stipulates the minimum compensation amounts for digital platform work conducted, which must not be less than the minimum wage under Philippine labor law. Additionally, the bill also stipulates transparency requirements regarding the use of automated management systems, such as matching algorithms, and contains provisions that require due process in the event of dispute resolution. Online platform providers (OPPs) must also ensure that their digital platform workers are enrolled with the government-related social protection schemes in the Philippines, and must ensure a portion of collected amounts by OPPs be directed towards these programs. Finally, workers must also be granted the right to self-organize and engage in collective bargaining with OPPs. If such a bill is passed, it will significantly increase the cost of our business. In Malaysia, the Employment (Amendment) Act 2022, which came into force on January 1, 2023, introduced a presumption as to who is an employee or an employer in the absence of a written contract of service (i.e., an employment contract). The factors that would trigger the presumption include whether the manner of work or hours of work are subject to control, whether tools, materials or equipment to execute work are provided, whether the work constitutes an integral part of the business, whether the work is performed solely for the benefit of a person’s business, and whether payment is made in return for work done at regular intervals and such payment constitutes the majority of a person’s income. Following this amendment, gig workers (including our driver-partners in Malaysia) could be presumed to be an employee and be protected as such.

Although our position with respect to the independent contractor status of driver-partners has generally been upheld in relevant jurisdictions, we continue to face challenges from driver-partners alleging employee status in certain jurisdictions. For example, a driver-partner has filed a judicial review in the High Court in Malaysia to quash the Minister of Human Resources’ refusal to refer her unfair dismissal claim against our subsidiary to the Industrial Court of Malaysia. The High Court has rejected the judicial review application, and subsequently upon appeal to the Court of Appeal, the Court of Appeal dismissed the appeal. The driver-partner has thereafter sought leave to appeal to the Federal Court. The final outcome of the case could set a precedent with respect to the classification of driver-partners for companies such as us. If the appeal is successful, the case will be heard by the Industrial Court and if the Industrial Court finds that driver-partners should be considered employees, we may be liable for various payroll-related and other obligations with respect to these employees. Furthermore, we have historically strived to provide driver-partner benefits and privilege schemes including offering support to partners during the COVID-19 pandemic. Such benefits may in certain cases go beyond any statutory requirements and are used to both acquire and encourage the frequent use of our platform by driver-partners as well as to demonstrate to stakeholders and regulators that we are a responsible and good partner to our platform users. However, despite such efforts, regulators may deem our benefits and welfare schemes insufficient and impose additional requirements on companies such as us or change relevant laws or regulations. Policies could change due to, among others, driver welfare concerns with respect to matters such as income protection and certainty, long-term financial condition, professional development, the need for health or other insurance, retirement benefits, the need for fair working conditions and the desire to provide a forum to voice opinions and complaints, and we may not be successful in defending the independent contractor status of drivers in some or all jurisdictions in the future. The costs associated with defending, settling, or resolving pending and future lawsuits relating to the independent contractor status of the driver-partners could be material to our business.

In addition, even if we are successful in defending such independent contractor status, governments may nevertheless impose additional requirements on us with respect to our independent contractors. For example, informal requests from government regulators to increase insurance coverage and to explore providing minimum wages for driver-partners in certain jurisdictions may increase costs. In the Philippines, there is pending legislation designed to regulate TNCs and would make it mandatory for TNCs to maintain commercial liability insurance to cover claims involving the vehicles and its drivers for an amount to be determined by the LTFRB after consultation with stakeholders. Although we are working closely with certain regulators to address these concerns, including discussing new categories of employment to cater to the needs of gig economy workers in a financially sustainable manner for platform companies such as us, we may not be successful in these efforts or be able to do so without impacting consumer experience. We may need to incur substantial expenses to provide additional benefits to our independent contractors if required or requested by regulators. In Malaysia, the Ministry of Transport (MOT) has been conferred powers in 2023 to regulate parcel hailing, which would cover our deliveries business. While they have not released any specific regulations or guidelines, they may require the provision of insurance and contributions to Malaysia’s social security scheme for our delivery-partners. Although we have been engaging with regulators to provide inputs on the guidelines, the final guidelines, when developed, may not fully address our inputs. When such guidelines are developed and released, we may need to incur substantial expenses to comply with them.

Furthermore, driver-partners may unionize and unionization may lead to inefficiencies in implementing policy or other changes or otherwise cause us to incur increased costs, including legal and other associated costs and adversely impact consumer experience. If the driver-partners unionize and invoke collective bargaining powers, the terms of collective bargaining agreements could materially adversely affect our costs, efficiency, ability to generate acceptable returns on the affected operations, financial condition and results of operations. In addition, disputes with driver-partners over union and collective bargaining issues could be disruptive and harm our reputation. In the Philippines, the National Union of Food Delivery Riders, which comprises delivery riders including those registered with us, has filed a complaint before the Department of Labor and Employment against us over alleged unfair labor practices and has asked us to reinstate some of our suspended delivery riders.

If we are unable to continue to grow our base of platform users, including driver- or merchant-partners and consumers accessing our offerings, our value proposition for each such constituent group could diminish, impacting our results of operations and prospects.

Our success in a given geographic market depends on our ability to increase the scale of the driver- and merchant-partner base and the number of consumers transacting through our platform as well as expand the deliveries, mobility and financial services offerings on our platform. A key focus of our growth strategy has been to develop our superapp to create an ecosystem with synergies driving more users on both the supply and demand sides to our platform. This ecosystem, and the synergies within our ecosystem, take time to develop and grow, because doing so requires us to replicate our efforts in over 700 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations and preferences, as well as a different approach to localizing our operations. Although we believe there are strong synergies among our business segments that help increase the breadth, depth and interconnectedness of our overall ecosystem, there are a number of risks and uncertainties that may impact the attractiveness of our ecosystem, including the following:

•
If consumers are not attracted to our platform or choose deliveries, mobility or financial services providers outside of our platform, we may be unable to attract driver- and merchant-partners to our platform, which in turn means consumers using our platform may have fewer choices and may not be able to obtain better value options thereby making our platform less attractive to consumers. Consumers choose our platform based on many factors, including price, the convenience of our superapp, trust in the services offered through our platform as well as our technology platform and the choices and quality of our products and offerings. A deterioration in any of these factors could result in a decline in the number of consumers using the offerings on our platform, or the frequency with which they use such offerings. In particular, despite our significant investments and devotion of resources, we may be unable to attract consumers to our newly launched digital banking business, or drive desired synergies between that business and our other businesses.
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

The number of consumers using our platform may decline or fluctuate as a result of many factors, including dissatisfaction with the operation and security of our superapp or consumer support, pricing levels, dissatisfaction with the deliveries, mobility, financial services or other offerings or quality of services provided by the driver- and merchant-partners and negative publicity related to our brand or reputation, including as a result of safety incidents, driver or community protests or public perception of our business. In November 2021, we experienced disruptions that impacted the availability of our platform for several hours. If similar incidents occur in the future, consumer satisfaction could be impacted, which in turn could impact the balance of our ecosystem.

The number of driver- and merchant-partners on our platform may decline or fluctuate as a result of a number of factors, including ceasing to provide services through our platform, passage or enforcement of local laws regulating, restricting, prohibiting or taxing the services and offerings of the driver- and merchant-partners, the low costs of switching to alternative platforms, dissatisfaction with our brand or reputation, our pricing model (including potential reductions in incentives), epidemics or pandemics, or other aspects of our business. Additionally, driver or community protests, which have occurred in some of our markets from time to time, could also negatively impact driver perception of us or our industry and impact our ability to recruit and maintain our base of driver- and/or merchant-partners.

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

Our business involves the collection, storage, processing, and transmission of a significant amount of personal and sensitive data, such as that of driver- and merchant-partners, consumers, borrowers, employees, job candidates and other third parties. From time to time, we may also engage third-party vendors to collect data, leads and other insights that are then used by us in our business operations. We are subject to numerous laws and regulations designed to protect such data. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasingly strict and complex, change frequently and at times are in conflict among the various jurisdictions where we do business. New data privacy legislation has been discussed by governments in certain jurisdictions where we operate. In some jurisdictions, there are laws and regulations that require a copy of the data to be stored locally, and thus requiring the use of local servers, which would add to our cost of operations and efforts to protect the data. We may also be required to disclose personal data about an individual to a public agency, where the disclosure is necessary in the public interest, or for the purposes of policy formulation or review. Some of these disclosures may put us in a disadvantaged position, especially if the provided data is repurposed for another intent, or adequate protection is not accorded to such data. When such laws and regulations increase in their number and complexity, we would be required to incur increased costs to comply with them and may incur penalties for any non-compliance or breaches. These laws may also limit how we are able to use data. For more information regarding relevant laws and regulations we are subject to, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment.”

We implement measures in order to protect sensitive and personal data in accordance with our contracts, data protection laws and consumer laws. However, we may be subject to data breach incidents, including where data breach incidents are suffered by third parties that we contract or interact with, that often involve factors beyond our control.

We have notified data protection authorities of data breaches and data protection authorities have also opened investigations involving or brought enforcement actions against us. In the past, the Personal Data Protection Commission in Singapore (“PDPC”) has issued enforcement decisions as well as penalties against us for breaching our protection obligation under Singapore data protection law, and in the Philippines, the National Privacy Commission has taken action relating to some of our data processing activities. We remain subject to the risk that further incidents of this type could occur in the future. We also rely on third-party service providers to host or otherwise process some of our platform users’ data in certain jurisdictions and we may have limited control or influence over the security policies or measures adopted by such third-party service providers. Any failure by a third party to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us.

Although we maintain, and are continuously in the process of improving, internal access control mechanisms and other security measures to ensure secure and appropriate access to and storage and use of our sensitive, business, personal, financial or confidential information by anyone including our employees, contractors and consultants, these mechanisms may not be entirely effective, or fully complied with internally. As part of periodic reviews carried out by us, we have identified, and in the future may identify, data protection issues requiring remediation with respect to such measures that require us to further update our compliance functions. In particular, we may be at risk of unauthorized use or disclosure of such information, including any data sharing within our group. Any misappropriation of personal information, including credit card or banking information, could harm our relationship with consumers, borrowers, and driver- and merchant-partners and cause us to incur financial liability and reputational harm. If any person, including any of our employees, improperly breaches our network security or otherwise mismanages or misappropriates driver-partner, merchant-partner, consumer or borrower personal or sensitive data, we could be subject to regulatory actions and significant fines for violating privacy or data protection and consumer laws or lawsuits for breaching contractual confidentiality or data protection provisions which could result in negative publicity, legal liability, loss of consumers or driver- or merchant-partners and damage to our reputation. We are an attractive target of data security attacks by third parties that may attempt to fraudulently induce employees or platform users to disclose information to gain access to our data or the data of platform users. A successful attempt could lead to the compromise of sensitive, business, personal, financial, credit card, banking or other confidential information, which could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new platform users and disruption to our business.

Because the techniques used by an individual or a group to obtain unauthorized access, make unwarranted alteration to our data and source codes, disable or degrade services, or sabotage systems are often complex, not easily recognizable and evasive, we may not be able to anticipate these techniques and implement adequate preventative measures. Such individuals or groups may be able to circumvent our security measures (including, but not limited to, via phishing attacks, malware infection, system intrusion, misuse of systems, website defacement, and DDoS attacks) and may improperly access or misappropriate confidential, proprietary, or personal information held by or on behalf of our company, disrupt our operations, damage our computers, or otherwise damage our business. Although we have developed, and continue to develop, systems and processes that are designed to protect our servers, platform and data, including personal and sensitive data of the driver-partners, merchant-partners, consumers, borrowers, employees, job candidates and other third parties, we cannot guarantee that such measures will be effective at all times. Our efforts may be hindered due to, for example, government surveillance, regulatory requirements or other external events; software bugs or other technical errors or issues; or errors or misconduct of employees, contractors or others; a rapidly evolving threat landscape; and inadequate or failed internal processes or business practice. While we invest significant resources to protect against or remediate cybersecurity threats or breaches, or to mitigate the impact of any breaches or threats, we may still be subject to potential liability above the amounts covered by our insurance. In addition, because of our prominence in Southeast Asia and the large number of users on our platform, any perceived failure of our internal controls and security measures may negatively impact our reputation.

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

Our financial services business, including digital banking, may not ultimately be successful and could subject us to additional risks, requirements, and regulations.

We have expanded, and plan to continue to expand, our financial services offerings and platform. These offerings include services such as digital banking (primarily unsecured retail loans, deposits and payment methods) and GFG's other financial services (primarily payments, lending, receivables factoring, insurance distribution and captive insurance business). Expanding our financial services offerings requires us to engage in activities such as education of driver- and merchant-partners, building awareness of our financial services and banking offerings, attracting and retaining talent with relevant financial services and banking skills, entering into arrangements with new partners, and also exposes us to risks including, among others, strategic risks, credit risks, fraud risks, capital, market and liquidity risks, operational risks, third-party risks, technology, information and cybersecurity risks, model risks, reputational risks, regulatory and compliance risks, financial crime risks and market conduct risks.

Neither we nor Singtel, the other shareholder in the Digital Banking JV, has experience in operating digital banks, which exposes our digital banking business to uncertain risks and challenges. While the Digital Banking JV has received the approval from the MAS to commence restricted business activities in Singapore and has accordingly launched certain commercial operations of GXS Bank, it has yet to receive the approval to conduct full business activities without restrictions. Similarly, while the Digital Banking JV and a consortium of partners have received the approval to commence the foundational phase of banking operations as GXBank in Malaysia, and have accordingly launched certain commercial operations of GXBank, they have yet to receive the approval to conduct full business activities without restrictions. As our lending business, including that of our digital banks, grow, we face increased exposure to credit cycle volatility and potential credit losses due to deterioration in borrowers’ credit profile, which may result from, among other things, changes in the economic, political, social and regulatory environment. In addition, as our digital banks are in their early stages of operation, they are ramping up the establishment of robust internal processes necessary for daily operations, such as customer acquisition and service, product launches, internal reporting, risk management, and regulatory compliance. Given their novelty, these processes may not function as intended or at all. Any failure or malfunction of these processes could have a significant impact on the banks’ operations and their ability to serve their customers effectively, and could result in fines, sanctions, or other regulatory actions due to breaches of applicable laws and regulations. Furthermore, if any artificial intelligence, statistical or machine learning models within our digital banks underperform or malfunction, we may sustain financial, reputational or regulatory impacts.

Our business is subject to laws that govern payment, financial services and banking activities and we may face challenges in obtaining and maintaining licenses and regulatory approvals and in maintaining relationships with regulators. As we evolve our business, we may be subject to additional laws or requirements related to deposits, money transmission, lending, consumer protection, online payments, insurance distribution, captive insurance business and other financial regulation. These laws govern, among other things, money transmission, prepaid access instruments, electronic funds transfers, anti-money laundering, countering the financing of terrorism, lending, consumer protection, banking, systemic integrity risk assessments, cybersecurity of payment processes, and import and export restrictions. For example, in Indonesia, PT Indonusa Bara Sejahtera, trading as OVO Finansial, our P2P lending company, is required to cap any funding provided by a single funding provider and its affiliates at 25% of its total funding position at the end of each month, effective from January 4, 2024. Following the enforcement of this requirement, we have taken measures to comply with the funding cap. However, Indonesian regulatory authorities may deem these measures to be insufficient and impose administrative sanctions on OVO Finansial. Recently, regulators in certain jurisdictions, including Singapore and Malaysia, have been reviewing buy now, pay later offerings with a view to limiting consumer overspending and adoption of fair dealing practices, among other things. There can be no assurance that regulators will not impose requirements or curbs on such offerings and any such requirements or curbs could adversely impact us. For example, under the guidance of the regulator in Singapore, the MAS, an industry self-regulated Code Of Conduct for Buy Now Pay Later (“BNPL”) was launched in November 2022 to set standards and best practices for BNPL providers. Starting from November 1, 2023, all existing BNPL service providers in Singapore are expected to comply with the Code Of Conduct for BNPL and be accredited by March 31, 2024. We are in the process of undergoing an audit to meet these accreditation requirements. We are subject to regulatory examinations in all markets where we operate financial services businesses for which we are licensed, and such examinations carry the risk that regulators could allege violations or view our continued participation in the market, as an overseas company, undesirable, and impose sanctions, penalties or withdraw our licenses.

Further, we have a joint venture in payments in Malaysia, and we maintain licensing relationships with all major credit card providers as well as establishing key relationships with banks. Any contractual disputes over fees or other violations, or in relation to the implementation of our joint ventures, may result in restrictions or withdrawal of one or more scheme’s or banking partner’s services. Furthermore, our financial services business and the use of such services have historically relied significantly on our deliveries and mobility segments, as consumers often use GrabPay to pay for deliveries and mobility services offered through our platform. The expansion of our financial services business will depend to a large extent upon our ability to continue to grow the use of our financial services for uses outside of our deliveries and mobility segments.

As a new entrant in the financial services industry, we face intense competition with existing banks and financial services providers that may have greater experience, better access to capital, a lower cost of capital and more resources than we have. Our ability to achieve or maintain market acceptance for our financial services and products are affected by a number of factors, such as the community’s level of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment or banking services and lack of infrastructure support locally. Moreover, even if there is adequate acceptance of our digital financial services and products, our business will continue to be subject to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment, banking or lending methods that are more popular or widely accepted by the population.

Any of the foregoing, including any failure to manage these risks, could materially and adversely affect our business, financial condition, results of operations and prospects.

Improper, dangerous, illegal, fraudulent or otherwise inappropriate activity by consumers or driver- or merchant-partners or other third parties could harm our business and reputation and expose us to liability.

Due to the breadth of our operations that span across a wide variety of consumers, driver- and merchant-partners and other third parties in over 700 cities in Southeast Asia, we are exposed to potential risks and liabilities arising from improper, dangerous, illegal, fraudulent or otherwise inappropriate actions by a wide variety of persons that we have no control over. Although we have implemented certain measures in order to ensure both partner and consumer safety and protection of our business from such actions, such measures may not be effective or adequate and any such actions may result in adverse consequences, such as nuisance, property damage, injuries, fatalities, business interruption, brand and reputational damage, loss of revenue or profits or incurrence of liabilities for us.

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

In our financial services business, we may also be susceptible to potentially illegal or improper uses, which may include the use of our payment services in connection with fraudulent sales and/or refund of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. If consumers or third parties providing financial services in partnership with us engage in improper, illegal, fraudulent or otherwise inappropriate activities while using our platform, other consumers and driver- and merchant-partners may also be unwilling to continue using our platform. Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that our measures will be effective. With respect to our loan products, as our lending decisions are based partly on information provided to us by applicants, if the information or identity provided to us by loan applicants is incorrect or fraudulent, our credit decisions may not accurately reflect the associated risks. Additionally, new tools and methods for perpetrating fraud on bank customers, especially scams, are a growing problem in Southeast Asia. Scam operations often involve large-scale set-ups akin to call centers, whose purpose is to convince victims to transfer funds or surrender their bank account credentials to the fraudsters. More hi-tech fraudsters may employ phishing techniques and artificial intelligence, such as deepfakes of the victim's social connections. These novel defrauding tools and methods may result in large financial losses to our digital bank customers, which in turn may cause significant financial losses to our digital banks as the victim customers may have difficulty repaying their loans. Additionally, as we provide near real-time online financial services, including online banking, there is additional complexity of preventing, detecting and recovering fraudulent transactions.

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

Furthermore, some of our strategic alliances and partnership agreements contain exclusivity provisions restricting us from providing a particular service outside of the strategic alliance or partnership in a particular jurisdiction. For example, we and MUFG have entered into an agreement for strategic collaboration under which we have granted MUFG’s affiliates in Thailand exclusivity with respect to the provision of certain financial products and services to the driver- and merchant-partners and consumers and we have also granted MUFG’s affiliates a right of first offer with respect to certain financial products and services in our markets in which we intend to offer collaboration or partnership with third-party financial institutions. Subject to certain exceptions and carve-outs, the shareholders agreement with Singtel for the Digital Banking JV contains restrictions on investments in other digital banking and other financial services businesses as well as restrictions on operating certain banking and financial services businesses outside of the Digital Banking JV. In addition, restrictions may be imposed by applicable regulations and/or in connection with the grant of the digital full bank license. The Digital Banking JV partners have agreed on a process for expanding digital banking and certain financial services into Southeast Asian jurisdictions beyond Singapore. Although we agree to such restrictions because we believe that the overall strategic alliance or partnership is to our benefit, such restrictions could adversely impact our growth prospects.

Our operation of digital banking in Singapore, Malaysia and Indonesia through joint ventures is subject to risks.

Our digital banking business, which is conducted through a joint venture, is relatively new. GXS Bank, the digital bank that our Digital Banking JV operates in Singapore, has commenced restricted business activities for the public since September 2022. The Digital Banking JV must comply with relevant banking regulations and other requirements on an ongoing basis. As our and GFG’s ownership and management control may evolve, we need to ensure continued adherence to the MAS requirement that the Digital Banking JV be “anchored in Singapore, controlled by Singaporeans and headquartered in Singapore”. Details of our corporate governance structures that became effective immediately upon consummation of the Business Combination have been shared and aligned with the MAS’s expectations. However, the MAS, at its sole discretion, may determine that future events cause the Digital Banking JV to no longer meet such requirement, which could have adverse consequences. These consequences may include but are not limited to the Digital Banking JV having our digital full bank license suspended or revoked, or failing to obtain the MAS’s approval to conduct full business activities without restrictions. The MAS may take other actions to ensure that the Digital Banking JV is anchored in Singapore, controlled by Singaporeans and headquartered in Singapore. This could require us to sell or transfer existing shares in the Digital Banking JV to, or enter into proxy arrangements with, or could require the Digital Banking JV to issue new shares to, the joint venture partner, Singtel, or other Singapore citizens or entities. Furthermore, according to the MAS’s eligibility criteria, among other requirements, holders of the digital full bank licenses will need SGD 1.5 billion (approximately $1.1 billion) in minimum paid-up capital as well as additional capital to accommodate certain losses as determined by the MAS. As such, the terms of the shareholders agreement with Singtel for the Digital Banking JV includes the obligation for us and our joint venture partner to make capital contributions to the Digital Banking JV of up to SGD 1.93 billion (approximately $1.5 billion) in total, which includes provision for retained losses. We believe both we and our joint venture partner, Singtel, each have sufficient cash resources to satisfy their respective obligations when due, and both parties have demonstrated to the MAS that they have sufficient corporate funds to meet their respective funding obligations. We also have the obligation to indemnify our joint venture partner Singtel from and against certain losses resulting from breaches by us of undertakings to make committed capital contributions, undertakings given to the MAS or revocation of the digital full bank license or material restrictions being imposed on our Digital Banking JV on account of an action taken by us and to indemnify bank customers against any shortfall in non-bank deposits. In addition, upon certain events of default occurring, including a change of control of GFG before 2025, our joint venture partner Singtel may, subject to regulatory approval, sell its Digital Banking JV shares to us at a 20% premium over fair market value, or purchase our Digital Banking JV shares at a 20% discount to fair market value.

Further, our expansion into digital banking in Malaysia and Indonesia through joint ventures brings us increased risks. GXBank, our digital bank in Malaysia that has commenced the foundational phase of banking operations since November 2023, involves a six-way joint venture, and PT Super Bank Indonesia (in which we have 28.53% equity interest) is a five-way joint venture. This introduces the risk of non-alignment between the interests of the individual joint venture partners, the possibility of joint venture partners failing to fund their capital contributions, partner insolvency, local political risks from operating as a foreign owned entity, and regulatory risks if the joint venture partners no longer meet regulators’ expectations as qualifying appropriate shareholders of a bank.

The expansion of our digital banking business regionally may cause our other group companies to be designated as financial holding companies and subject them to additional compliance, reporting and capital obligations.

In addition to Singapore, we have expanded our digital banking business into other Southeast Asian countries. GXBank, our digital bank in Malaysia, has commenced the foundational phase of banking operations since November 2023. We expanded into Indonesia with the acquisition of a 28.53% equity interest (as of the date of this annual report) in PT Super Bank Indonesia, which proposes to roll out digital banking offerings. Regional expansion of this nature brings its own risks and the potential for regulatory or contractual difficulties in one country to negatively impact the operations of the banks in the other countries. As with Singapore, both the Malaysian and Indonesian regulatory authorities require a series of indemnities, and depositor protection structures to be implemented which obligations could ultimately impact the wider Grab group. While we participate where required in statutory depositor insurance and protection schemes, the expectation is that the nature of support and assurances given by such schemes would be secondary to reliance on Grab group’s funds.

As our digital banking business evolves, it is increasingly possible that one or more of our banking regulators would designate our other group companies as financial holding companies. Such requirements would in certain jurisdictions typically result in (i) increased information reporting requirements; (ii) increased capital provision on the regulated entity or its affiliates; (iii) increased restrictions on liabilities; and (iv) requirement to abide by regulatory directions on affiliates and the foreign holding companies in addition to the actual digital banking operations. While we plan to work closely with regulators to mitigate and manage any potential negative impact of such designation, we cannot be certain that we will be successful in reducing or managing any such negative impact.

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

Many markets in Southeast Asia may have laws and regulations that do not sufficiently contemplate or cover all of our business activities. As our business, business model, products, offerings and operations may be relatively new in these markets, the relevant laws and regulations, as well as their interpretations, may be unclear and evolving. This may make it difficult for us to assess which licenses, permits and approvals are necessary for our business, or the processes for obtaining such licenses, permits and approvals. This mismatch between our businesses and laws in the jurisdictions where we operate may also subject us to inconsistent, uncertain and arbitrary application of such laws and increased regulatory scrutiny. We may also proceed with business activities on a risk-weighted assumption that certain laws and regulations are invalid or inapplicable, which may not be the case. As part of our decision-making process in such circumstances, we have a cross functional team, which includes representatives from our enterprise risk management, legal and compliance, public affairs and public relations teams, that engages in considering such issues and making decisions that are consistent with our corporate culture (which includes sustainable growth and a strong focus on compliance) and common sense. We also, as part of our decision-making process, typically seek advice from local law firms with expertise on local regulatory considerations. In certain markets, we financed and provided offerings, either directly or through others with whom we had affiliations, while we are still assessing or considering the applicability of laws and regulations to those offerings or while we considered potential changes we may need to implement to comply with such laws and regulations. Our decision to continue operating in these instances has been subject to scrutiny by government authorities. There may have been instances where we were not in compliance with applicable laws and regulations or did not have all required licenses, permits and approvals needed to conduct the relevant business.

We also cannot be certain that we will be able to maintain licenses, permits and approvals that we have previously obtained, or that, should they expire, we will be able to renew them. Our interpretations of laws and regulations and relevant exemptions also may not be consistent with those of the regulators. As we expand our businesses, and in particular our financial services business, we may be required to obtain new licenses, permits and approvals and will be subject to additional laws and regulations and uncertainties in the markets in which we plan to operate.

Many of the markets in Southeast Asia have not developed a fully integrated regulatory regime, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets, including, in particular, new or disruptive business models such as those in the technology sector. In Thailand, a new law that became effective on July 1, 2023 categorizes GrabFood, GrabMart and GrabExpress as regulated online delivery services under the purview of the Department of Internal Trade, and is expected to be supplemented by pricing control regulations. The pricing control regulation, if enacted, may restrict our ability to introduce new fees and/or adjust fees to properly reflect supply and demand. Furthermore, Thai regulators are considering enacting laws to regulate commissions chargeable to merchant-partners, which may have a negative impact on our business. In Vietnam, our application for a trading license has been ongoing for a few years since 2020 due to changes in the application process and procedures. Although we are able to continue operations while the application remains in process, we may not be able to secure the license at all or without significant time and effort. In Myanmar there are no specific regulations governing operators of ride-hailing booking platforms. In Malaysia, laws have recently been enacted to impose a requirement for operators of certain delivery service booking platforms such as GrabFood and GrabMart to apply for a license. However, the regulations and guidelines for the implementation of these laws are being finalized by the government of Malaysia. Regulatory risks, including but not limited to the foregoing, could have a material and adverse effect on our business, financial condition, results of operations and prospects. In certain circumstances, we may not be aware of our violation of certain policies, laws and regulations until after the violation. Where regulators find that we have not obtained required licenses, permits and approvals, we may come under investigation or otherwise be subject to scrutiny by governmental authorities, may be subject to regulatory fines and penalties and, in certain cases, may be required to cease operations altogether, unless and until laws and regulations are reformed. The regulatory environment in Southeast Asia may also slow the growth of our business. We have incurred, and expect that we will continue to incur, significant costs in managing our legal and regulatory matters, including the ability to operate our business in our markets.

The proper uninterrupted functioning of our highly complex technology platform is essential to our business.

Our business depends on the performance and reliability of our system as well as the efficient and uninterrupted operation of mobile communications systems that are not under our control. In June 2022, we launched GrabMaps, a mapping and location-based service, which also fully powers our Grab services, and our business is dependent on the uninterrupted operation of GrabMaps. Our superapp platform is a complex system composed of many interoperating components and incorporates software that is highly complex, and therefore, many events that are beyond our control may cause service interruptions or degradations or other performance problems across the whole platform, including but not limited to computer viruses and other malicious code, denial-of-service attacks, cyber and ransomware attacks, phishing attacks, break-ins, sabotage, vandalism, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes, and other similar disruptive problems. In November 2021, we experienced disruptions that impacted the availability of our platform for several hours. We also experienced smaller scale disruptions or delays in 2021, 2022 and 2023. We may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. Although we have certain disaster response procedures, we or our third-party service providers may not currently have a comprehensive business continuity framework in place in all instances. We are working with third-party consultants to develop a suitable business continuity framework, but there can be no assurance that such framework will be implemented in a cost-effective manner or at all, or that it will prove effective or meet all the expectations of our stakeholders, including our consumers, partners and regulators, both current and in the future, in relation to cybersecurity risk, technology risk and business continuity management, which may also impact our current and prospective licensing in certain jurisdictions.

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

We also depend on third parties maintaining open marketplaces, including the Apple App Store, Google Play and Huawei App Gallery, which make our superapp and other apps available for download. We cannot assure you that the marketplaces, through which we distribute our superapp and other apps, will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. If any such marketplaces cease making our superapp or other apps available, this would have a material adverse effect on our business.

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

As part of our business strategy, we have entered into and regularly pursue a wide array of potential strategic transactions, including strategic investments, alliances, partnerships, joint ventures and acquisitions, in each case relating to businesses, technologies, services and other assets that we expect to complement our business or that we believe will help to grow our business. For example, in 2018, we acquired Uber’s Southeast Asian business and Moca, an intermediary payment service provider in Vietnam. In late 2018, we invested in OVO, a digital payments platform in Indonesia, and further increased our equity interest in OVO over time until December 2021. In January 2022, we completed the acquisition of a majority economic interest in Jaya Grocer, a mass-premium supermarket chain in Malaysia. In August 2022, we acquired the business operations of Move It, a motorcycle-hailing application based in the Philippines. In July 2023, we agreed to acquire Trans-cab Holdings Ltd, Singapore’s third largest taxi operator, and the completion of this transaction remains pending subject to the review by the Competition and Consumer Commission of Singapore. We have also made other acquisitions and investments which we believe will complement our business.

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

For example, there has been increased scrutiny from the Competition and Consumer Commission of Singapore (“CCCS”) in the online food delivery and virtual kitchen sectors, and if the CCCS assesses that any arrangements between us and the merchant-partners may be harmful to competition, the CCCS may take enforcement action against us that may adversely affect our business, financial condition, results of operations and prospects. The CCCS has also stated in its E-commerce Platforms Market Study Report dated September 10, 2020 and in its Annual Report FY 2022/23 that it continues to closely monitor key developments in the digital economy and the impact of these developments on competition and consumers in markets within Singapore. In October 2023, we notified the CCCS of our proposed acquisition of Trans-cab Holdings Ltd. The Phase 1 review has completed and CCCS has commenced a Phase 2 review in January 2024. The Philippine Competition Commission (“PCC”) required a series of voluntary commitments from us in clearing our acquisition of Uber’s Southeast Asian business in March 2018 and imposed a fine of approximately PHP 56.5 million (approximately $1.0 million) on us for violating some of our pricing and service quality commitments after the merger with Uber, which includes incentives monitoring to address lingering competition concerns. On January 15, 2023, the PCC issued an Incentives Monitoring Framework which will be used by the PCC and a third-party monitor to assess all our existing and proposed new incentives, benefits, promotions, or rewards for our driver-partners or operators, to ensure that they do not have an anti-competitive effect. We have requested the PCC, and the PCC agreed, to amend certain provisions of the Incentives Monitoring Framework to make it consistent with our voluntary commitments. The assessment will be conducted by a third-party monitor based on data submitted for the monitoring period beginning May 1, 2023 until October 31, 2023. The PCC appointed the third-party monitor on August 23, 2023. We raised an issue with the PCC on the impartiality of the appointed monitor considering that one of its officers is closely related to one of our known critics. However, the PCC refused to vacate the appointment. Depending on the PCC’s assessment and conclusion based on the monitor’s findings, we may be prohibited from implementing planned incentives, or fined for having implemented incentives that are found to be anti-competitive. Also, on August 30, 2022 the Philippine Court of Appeals issued an adverse decision against us and Uber for alleged violations of interim measures previously ordered by the PCC. While this is subject to further proceedings, if affirmed, the decision could result in us having to pay an additional PHP 12 million (approximately $200,000) in fines and penalties. The Malaysian Competition Commission (“MyCC”) issued a proposed decision in October 2019 alleging that we had abused our dominant position in the ride-hailing booking and transit media advertising market through the imposition of a number of restrictive clauses on the driver-partners, including restrictions on driver-partners promoting competitors’ products and providing advertising services to third-party enterprises. Pursuant to the proposed decision, MyCC proposed a fine of approximately MYR86.8 million (approximately $18.9 million) and a daily fine of MYR15,000 (approximately $3,000) for each day we fail to take the remedial actions as directed by MyCC. The penalty is imposed in the event of failure to comply with the interim directions (“Proposed Decision Directions”). We believe we have complied with the said Proposed Decision Directions and should not be subject to the daily fines. We at the same time have initiated a judicial review application against MyCC. In July 2023, the High Court held in favor of us, including an order to quash the Proposed Decision, including the proposed fines. In August 2023, MyCC filed a Notice of Appeal to appeal against the High Court's decision at the Court of Appeal. Currently the matter is pending filing of submissions by both parties. In Thailand, the Trade Competition Commission Thailand (“TCCT”) (previously named the Office of Trade Competition Commission) has placed increased scrutiny on the online deliveries and mobility markets by actively examining complaints submitted to it in relation to business operators’ compliance with the Trade Competition Act B.E. 2560, including the Notification of the Trade Competition Commission in relation to Guidelines for consideration of unfair trade practices between food deliveries digital platform operators and restaurant operators effective from December 24, 2020. The TCCT is also studying the market structure of the online food deliveries market and monitoring business practices that tend to create a monopoly in that market.

Antitrust regulators in certain Southeast Asian countries where we operate are also reviewing their framework and policies to deal with digital markets. For example, in Singapore, the CCCS revised its competition guidelines (which came into effect on February 1, 2022) for greater clarity and guidance on issues and conduct that may be relevant in the digital era. In addition, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations that we plan to make or re-evaluate previous acquisitions, combinations, or restructuring completed by us in the past, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including limitations on our contractual relationships with platform users or restrictions on our pricing models. For example, although the COVID-19 pandemic has not resulted in any regulatory caps on pricing for our businesses, our pricing model, including dynamic pricing, could be challenged or limited in emergencies and capped in certain jurisdictions or become the subject of litigation and regulatory inquiries. As a result, we may be forced to change our pricing model in certain jurisdictions and in certain circumstances, which could harm our revenue or result in a sub-optimal tax structure.

Unfavorable media coverage could harm our business, financial condition, results of operations and prospects.

We are the subject of regular media coverage. Unfavorable publicity regarding, among other things, our business model or offerings, user support, technology, platform changes, platform quality, privacy or security practices, regulatory compliance, financial or operating performance, accounting judgments, management team, or public communications made by us or related parties could adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of consumers and driver- and merchant-partners that utilize our platform, which could adversely affect our business, financial condition, results of operations and prospects. Negative publicity could also draw regulator attention and lead to regulatory action or new laws or regulations impacting our business. In addition, the foregoing risks are increased by the widespread use of social media and the increasing incidence of fake or unsubstantiated news, particularly on social media and other online platforms.

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

Our ability to recruit and retain talent at desired compensation levels could also be limited by government attitudes and policies, which at times may favor nationals of the country in which we do business rather than hiring talent from abroad, which could impact our talent pool and the costs associated with it. If COVID-19 were to become prevalent again, travel and other restrictions that governments may impose to curb COVID-19 transmission could again harm our ability to recruit and retain nationals from outside Southeast Asia or the country where we are recruiting, and may require significant numbers of employees to work remotely, which may impact productivity. Our ability to recruit and retain talent and maintain good relations with our employees could also be impacted by employee activism over social, political or other matters, which could impact our relations with our employees.

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

In December 2018, we were assessed approximately PHP 1.4 billion (approximately $25.3 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and our case remains under review by the regional trial court. In 2023, the PCC imposed a fine of PHP 6 million (approximately $108,000) on us for supposedly violating three separate Commission orders to return PHP 25.45 million to the customers and imposed another fine of PHP 3 million (approximately $54,000) for providing incorrect and misleading information in the compliance reports that have been submitted with respect to the said refund orders. In October 2018, a taxi driver filed a claim against the Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. (“Grabtaxi Thailand”) to operate GrabCar. Grabtaxi Thailand was a co-defendant in this case. In May 2023, the Thai Administrative Court dismissed the taxi driver’s complaint as the Thai regulator has promulgated new laws to regulate ride-hailing services in Thailand, and Grabtaxi Thailand has since obtained a license under the new laws. In July 2023, Grabtaxi Thailand received an official letter from the court confirming that the mentioned verdict was final, and so this case was officially closed. In October 2023, a complaint was filed against Grab Holdings Limited, Grab Holdings, Inc., and Grabtaxi Holdings Pte. Ltd. in the Superior Court of California where plaintiff alleges, among other things, that we conspired to misappropriate the ‘GrabMart Super App’ name and technology from plaintiff. We are defending against the lawsuit vigorously to protect our and our shareholders’ interests. The case is currently in a very preliminary stage. For additional details of certain legal proceedings involving us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Any such disputes or future disputes could subject us to negative publicity, have an adverse impact on our brand and reputation, divert management’s time and attention, involve significant costs and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.

We may also be exposed to securities litigation. See “—Risks Relating to the Company’s Securities—We may be subject to securities litigation, which is expensive and could divert management attention.”

We use debt to fund our business and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.

As of December 31, 2023, we had total outstanding indebtedness of $0.6 billion. Subject to the limitations in the terms of our existing and future indebtedness, we may incur additional indebtedness, secure existing or future indebtedness, or refinance our indebtedness. In particular, we may need to incur additional indebtedness to finance our operations and such financing may not be available to us on attractive terms, or at all. Among other macroeconomic factors, an increase in interest rates would adversely affect our ability to secure additional debt financing and would result in higher interest payments.

We may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. With the increases in interest rates over the past two years, we have had to pay increased interest on our indebtedness, although we managed to mitigate such increases through capital management and the use of interest rate derivatives. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations. To date, we have used a substantial amount of cash for operating activities, and we cannot assure you when we will begin to generate cash from operating activities in amounts sufficient to cover our debt service obligations.

Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require that we repay our loans immediately and may limit our ability to obtain additional financing, which in turn may have an adverse effect on our cash flows and liquidity. Further, any downgrade of our credit ratings may make it more difficult for us to obtain additional debt financing or may increase the cost thereof.

Increases in fuel, food, labor, energy, and other costs could adversely affect us.

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by the driver-partners when providing services on our platform. Similarly, factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase merchant-partner operating costs. Many of the factors affecting driver- and merchant-partner costs are beyond the control of these parties and us. Russia’s continued military actions in Ukraine since early 2022 and the resulting sanctions imposed by various governments on Russia have resulted in fuel price increases in certain countries in which we operate, which would increase the costs incurred by our driver- and merchant-partners. In response, we have introduced a fare increase or fuel surcharge in some of the countries, such as Singapore and Vietnam, to help them counter the effects of the increasing fuel prices. The Israel-Hamas war that started in October 2023, as it continues to develop, may also contribute to inflation by driving up fuel prices and disrupting the global supply chain. In many cases, these increased costs may cause driver-partners to spend less time providing services on our platform or to seek alternative sources of income. Likewise, these increased costs may cause merchant-partners to pass costs on to consumers by increasing prices. The resulting increased prices may in turn reduce demand for the services offered on our platform. A decreased supply of driver- and merchant-partners or increased prices on our platform could reduce consumer demand, which would harm our business, financial condition, results of operations and prospects.

We may experience fluctuations in our operating results.

Our operating results are subject to seasonal fluctuations as a result of a variety of factors, some of which are beyond our control. For example, our revenue is typically lower in the first quarter of each year as a result of regional holidays, including the lunar new year and the holiday periods during which demand for mobility offerings is typically lower. In addition, our revenue is also impacted by other holidays such as Christmas and celebration of the new year as well as the fasting month of Ramadan, which impacts demand for deliveries and mobility offerings as well as driver-partner supply. Our operating results may also experience seasonal fluctuations due to weather conditions, such as flooding during the rainy season in certain markets, like Indonesia, the Philippines and Vietnam. In addition to seasonality, our operating results may fluctuate as a result of factors including our ability to attract and retain new platform users, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, and other risks described elsewhere in this annual report. In addition, with the COVID-19 pandemic, we have experienced a significant increase in our business revenue and volume as well as accelerated growth in our deliveries segment in 2021, but in 2022, as governments eased COVID-19 measures, the resumption of dine-out trends moderated demand for our deliveries offerings, leading to a slower growth of GMV in this segment. Furthermore, our fast-paced growth has made, and may in the future make, these fluctuations more pronounced and as a result, harder to predict. As such, we may not accurately forecast our operating results.

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

We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets’ currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

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

The industry data and estimates included in this annual report are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, statistics and estimates relating to our industries and our competitive position have been derived from various public data sources, a commissioned third-party industry report and other third-party industry reports and surveys. We commissioned Euromonitor International Limited to conduct market research concerning the digital services, food deliveries and transportation markets in Southeast Asia. While we generally believe Euromonitor’s report to be reliable, we have not independently verified the accuracy or completeness of such information. Euromonitor’s report may not have been prepared on a comparable basis or may not be consistent with other sources. Moreover, geographic markets and the industries in which we operate are not clearly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as digital services, food deliveries and transportation markets may be subject to interpretation, and the resulting industry data, estimates and competitive positions are inherently uncertain. For these reasons and due to the nature of market research methodologies, you should not place undue reliance on such information as a basis for making, or refraining from making, your investment decision.

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

Our deliveries, mobility, financial services and enterprise and new initiatives segments represented 50.6%, 36.8%, 7.8% and 4.8%, respectively, of our revenue in the year ended December 31, 2023, 46.2%, 44.6%, 5.0% and 4.2%, respectively, of our revenue in the year ended December 31, 2022, and 21.9%, 67.6%, 4.0% and 6.5%, respectively, of our revenue in the year ended December 31, 2021. Over 85% of our revenue was derived from our deliveries and mobility segments in the year ended December 31, 2023, 2022 and 2021, to the extent demand for deliveries and/or mobility offerings are impacted by adverse events, changes in laws or regulations, driver- and merchant-partner supply or consumer-demand based factors, a significant portion of our business could be adversely impacted. As a result of our business concentration in our deliveries and mobility segments, adverse developments with respect to such segments could adversely affect our business, financial condition, results of operations and prospects.

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

For example, we or the relevant regulator requires driver-partners to carry automobile insurance in most countries, and in many cases, we also maintain insurance on behalf of driver-partners. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we, on behalf of driver-partners, would be able to secure replacement coverage on reasonable terms or at all. If we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed. We also face risks with respect to our insurance coverage in countries where our business is not yet subject to specific regulations.

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

We allow consumers to use cash to pay the driver-partners the entire fare of rides and cost of deliveries (including the service fee payable to us by driver-partners from such rides and deliveries). Cash-paid trips accounted for 25% of our transactions in 2023, 27% in 2022 and 32% in 2021. The use of cash raises numerous regulatory, operational, and safety concerns. For example, cash collection in some jurisdictions may fall into an ambiguous area between regulated banking or payments activity that requires licenses and activity that is not regulated by relevant law, which creates uncertainty. Failure to comply with regulations could result in the imposition of significant fines and penalties and could result in regulators requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash can increase safety and security risks for the driver-partners, including potential robbery, assault, violent or fatal attacks, and other criminal acts. In certain jurisdictions where we operate, there have been reported serious safety incidents, including robberies and violent attacks on driver-partners while they were using our platform. We have undertaken steps to minimize the use of cash by working with governments on initiatives to drive cashless penetration, providing consumer incentives such as coupons, vouchers or our rewards program to encourage use of GrabPay. In addition, in certain markets the use of cash has been limited due to government measures in light of the COVID-19 pandemic. In addition, establishing the proper infrastructure to ensure that we receive the correct fee on cash trips is complex, and has in the past meant and may continue to mean that we cannot collect the entire fee for certain cash-based transactions. We have created systems for driver-partners to collect and deposit the cash received for cash-based trips and deliveries, as well as systems for us to collect, deposit, and properly account for the cash received, some of which are not always effective, convenient, or widely-adopted. Creating, maintaining, and improving these systems requires significant effort and resources, and we cannot guarantee these systems will be effective in collecting amounts due to us. Further, operating a business that uses cash raises compliance risks with respect to a variety of rules and regulations, including anti-money laundering and countering the financing of terrorism laws. If driver-partners fail to pay us under the terms of our agreements or if our collection systems fail, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Such collection failure and enforcement costs, along with any costs associated with a failure to comply with applicable rules and regulations, could harm our business, financial condition, results of operations and prospects.

We may be affected by governmental economic and trade sanctions laws and regulations that apply to Myanmar.

We may be affected by economic and trade sanctions administered by governments relating to Myanmar, including the U.S. government (including without limitation regulations administered and enforced by OFAC, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and the U.S. Department of State), the Council of the European Union, the Office of Financial Sanctions Implementation of Her Majesty’s Treasury in the United Kingdom (“OFSI”) and the United Nations Security Council. For example, on February 11, 2021, the U.S. government implemented new sanctions with respect to Myanmar in response to the military coup on February 1, 2021. These economic and trade sanctions currently prohibit or restrict transactions and dealings with certain individuals and entities in Myanmar, including with individuals and entities included on OFAC’s List of Specially Designated Nationals (the “SDN List”) and the Department of Commerce’s Entity List, subject to EU or UK asset freezes, or other sanctions measures. On March 4, 2021, BIS added two military and security services entities it identified as responsible for the military coup and escalating violence in Myanmar to the Entity List, along with two commercial entities that are owned and operated by one of these entities, and implemented new restrictions on exports and reexports to Myanmar, and transfers (in-country) within Myanmar, of certain sensitive items subject to the U.S. Export Administration Regulations. On March 25, 2021, OFAC designated two military holding companies, Myanmar Economic Holdings Public Company Limited (“MEHL”) and Myanmar Economic Corporation Limited (“MEC”). On April 8, 2021, OFAC designated Myanmar Gems Enterprise, and on April 21, 2021, OFAC further designated Myanmar Timber Enterprise and Myanmar Pearl Enterprise, and on May 17, 2021, OFAC designated the State Administrative Council together with certain members of the military regime. On July 2, 2021, OFAC sanctioned additional senior officials of Myanmar’s military and certain of their family members, and BIS added four entities that have provided support to Myanmar’s military to the Department of Commerce’s Entity List. Similarly, on February 18 and 25, 2021, the UK designated nine Myanmar military officers, announcing asset freezes and travel bans and on March 25 and April 1, 2021, the UK respectively sanctioned MEHL, MEC, and their subsidiaries. On March 22, 2021, the European Council designated 11 Myanmar government officials, and on April 19, 2021, further designated an additional ten Myanmar government officials, as well as MEHL and MEC. The EU has also announced that it is ready to withhold financial support from the development system to government reform programs. Since then, the U.S. government, the EU and the UK has continued to impose sanctions or restrictions on additional individuals and entities for repressing the pro-democracy movement in Myanmar, violence against citizens, and support to the military, among other things. It is possible that the U.S. government, the EU or the UK may increase sanctions on Myanmar or specific individuals and entities in Myanmar in the future. Other jurisdictions may also introduce new sanctions on Myanmar or expand existing sanctions. Continued geopolitical tensions as well as existing and any additional sanctions could result in a material adverse impact on Myanmar’s economy, and while our operations in Myanmar represent less than one percent of our revenue, our future prospects in Myanmar could be adversely affected and we may need to exit the market, which would involve costs related to such exit and a loss of our investment in the market. There is a risk that, despite the internal controls we have in place, we have engaged or could potentially engage in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against us and materially adversely affect our business, financial condition, results of operations and prospects. As our business continues to grow and regulations change, we may be required to make additional investments in our internal controls or modify our business.

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

Thailand

Pursuant to the Thai Foreign Business Act B.E. 2542 (1999) (the “FBA”), a person or entity that is “Non-Thai” (as defined in the FBA and described in “Item 4. Information on the Company – B. Business Overview – Regulatory Environment – Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our entities in Thailand operate, unless an appropriate license is obtained. In addition, the Civil and Commercial Code of Thailand (as amended) at the time we incorporated our Thai entities required a private company to have a minimum number of three shareholders, although starting from February 7, 2023, a private company in Thailand is only required to have two shareholders. Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity established using a tiered shareholding structure, so that each Thai entity is more than 50% owned by a Thai person or entity. As our entities in Thailand are more than 50% owned by Thai persons or entities and Thai laws only consider the immediate level of shareholding (and no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding), these Thai operating entities are considered Thai entities under the FBA and are not required under the FBA to obtain licenses prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the relevant authorities may follow certain guidelines, but generally may exercise discretion in making such a determination.

Under this tiered shareholding structure, our Thai operating entities (except for the newly incorporated Thai operating entity intended to operate an insurance brokerage business) are each owned by Grabtaxi Holdings (Thailand) Co., Ltd., which owns 75% of the shares of our Thai operating entities, with the balance owned by one of our subsidiaries. Grabtaxi Holdings (Thailand) Co., Ltd. is owned by a Thai entity (“Thai Holding Entity 1”) holding over half of the shares of Grabtaxi Holdings (Thailand) Co., Ltd. (with the balance primarily owned by an affiliate of our Thai business partner, the Central Group). Thai Holding Entity 1 is in turn owned by another Thai entity (“Thai Holding Entity 2”) holding over half of the shares of Thai Holding Entity 1 (with the balance primarily owned by one of our subsidiaries). Thai Holding Entity 2 is held by a Thai national who is a senior executive of Grab Thailand holding preference shares equivalent to more than half of the total number of shares of Thai Holding Entity 2 (with the balance primarily held by our subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares of Thai Holding Entity 2). For more information, see “Item 4. Information on the Company – C. Organizational Structure.” Pursuant to the organizational documents of Thai Holding Entity 2, our rights, which include the quorum for a shareholders meeting requiring our attendance and all shareholder resolutions requiring our affirmative vote, enable us to control our Thai operating entities and consolidate the financial results of these operating entities in our financial statements in accordance with IFRS. The preference shares of Thai Holding Entity 2 have limited rights to the return of liquidation proceeds upon the liquidation of the companies. The preference shares of Thai Holding Entity 1 have limited rights to dividends and distributions. The non-controlling interests of relevant Thai shareholders are accounted for in our financial statements. We have also set up three other Thai holding entities adopting a similar tiered shareholding structure (with a slight difference in shareholding percentages) for the purposes of primarily holding our Thai operating entity intended to conduct an insurance brokerage business.

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

Philippines

Pursuant to the 1987 Constitution of the Republic of the Philippines, entities engaged in the operation of a public utility are required to be at least 60% owned by Philippine citizens. Our four wheel-deliveries and mobility businesses, which are subject to this restriction, are conducted through Philippine operating entities, the shares of which are each owned by a Philippine holding company, which owns 60% of the shares of the Philippine operating entities, with the balance owned by our subsidiaries. The shares of the Philippine holding company are 40% legally and/or beneficially owned by us, with the balance 60% of the shares held by an entity owned by a Philippine national who is a director of certain of our operating entities in the Philippines, including MyTaxi.PH, Inc. Through contractual arrangements with the Philippine shareholder (and, together with certain rights attendant to the classes of shares in, and as otherwise set forth in the organizational documents of, the Philippine holding company), we are able to (i) appoint directors in proportion to our shareholding interest, (ii) exercise veto rights with respect to certain reserved matters that fundamentally affect the business of the company, (iii) receive the economic benefits and absorb losses of the Philippine entities in proportion to the amount and value of our investment, (iv) have an exclusive call option to purchase all or part of the equity interests in the event of any change in Philippine law that results in non-Philippine nationals being allowed to hold more than 40% of the outstanding capital stock or shares entitled to vote in the election of directors of entities engaged in nationalized activities, and (v) consolidate the financial results in our consolidated financial statements in accordance with IFRS. The non-controlling interest of the Philippine shareholder is accounted for in our consolidated financial statements.

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

However, to the extent that we are engaged in an advertising business in the Philippines, we remain subject to foreign ownership restrictions. Under the Philippine Constitution, only Philippine citizens or corporations or associations with at least 70% of the capital stock owned by Philippine citizens are allowed to engage in advertising. In addition, the participation of foreign investors in the governing body of companies engaged in advertising is limited to their proportionate share in the capital stock thereof, and all the executive and managing officers of such entities must be Philippine citizens.

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

Malaysia

Our supermarkets business is subject to the Guidelines on Foreign Participation in Distributive Trade Services in Malaysia (2022) issued by the Malaysian Ministry of Domestic Trade and Cost of Living, which stipulate a maximum foreign voting cap of 50% for smaller retail formats (non-superstores) in Malaysia. Accordingly, 50% of the ordinary shares in Jaya Grocer are held by an entity (“Malaysian local partner”) owned by a Malaysian national who is our employee. We, through a wholly owned subsidiary, have entered into a management agreement with Jaya Grocer and the Malaysian local partner that generally entitles us to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. Our economic ownership of Jaya Grocer is reflected through our ownership of its preference shares which entitles us to 75% of the economic interest in Jaya Grocer.

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

For example, volatile political situations in certain Southeast Asian countries could impact our business. In Myanmar, following the military coup in February 2021, there have been and continue to be mass protests and instability disrupting business activities, with a potential to further escalate. In addition, presidential, parliamentary and local legislative elections are due to take place in 2024 in Indonesia, and the politically-charged environment around elections in the past have led to uncertainty, impacting markets and leading to unrest. In Malaysia, there have been several changes in the governing party in the past few years. In the Philippines, we expect that there will be a more politicized environment leading up to the 2025 mid-term national and local elections. Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets in which we operate could adversely affect our business, financial condition, results of operations and prospects.

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

Our businesses may be materially and adversely affected by any changes or negative developments in the economic and political environments in any regions of Southeast Asia as well as globally.

We derive all of our revenue from Southeast Asia and are exposed to economic and political uncertainties, including, but not limited to, the risks of war, terrorism, nationalism, changes in interest rates, imposition of capital controls and methods of taxation that affect consumer confidence, consumer spending, loan default rates, payment or deposit patterns and levels, consumer discretionary income or changes in consumer purchasing habits. Given the interconnectedness of different economies, our business could be impacted to a significant extent by economic and political conditions in Southeast Asia as well as globally.

Substantially all of our assets and operations are located in Southeast Asia, and our revenue in Singapore, Malaysia, Indonesia, Philippines, Thailand and the rest of Southeast Asia was $480 million, $673 million, $605 million, $200 million, $205 million and $196 million in the year ended December 31, 2023, respectively, $302 million, $509 million, $275 million, $125 million, $109 million and $113 million in the year ended December 31, 2022, respectively, and $283 million, $108 million, $79 million, $81 million, $76 million and $48 million in the year ended December 31, 2021, respectively. As a large portion of our revenue in 2023, 2022 and 2021 was derived from our operations in Singapore, Malaysia and Indonesia, our business, financial condition and results of operations may be influenced to a significant degree by economic, political and other conditions in Southeast Asia generally, and in particular, in Singapore, Malaysia and Indonesia. The economies in certain Southeast Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

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

In addition, we may, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, that may adversely affect our business, financial condition and results of operations and may also impact our reputation, including but not limited to tax and other regulatory authorities in Southeast Asia. For example:

•
In December 2023, we received a protective tax assessment from the Singapore tax authorities for 2018 pertaining to the tax treatment of certain expenses and associated transfer pricing arrangements, although at this moment we could conservatively expect an eventual lower tax assessment.
•
In Vietnam, we are still in the process of appealing against the imposition of additional taxes, late payment penalty and administrative fines by the Vietnam tax authorities that arose mainly from value-added tax treatment on certain income for 2017 to 2019.

To the extent that any tax assessments arising from tax audits (including the above examples) are material, it is our intention to seek all possible legal recourse to defend our positions, but there can be no assurance that such recourse would be successful.

In addition, over the last decade, there have been concerted efforts among government tax policymakers around the world to strengthen international cooperation on taxation matters, to stamp out harmful practices and combat tax avoidance by multinational enterprises (“MNEs”). These efforts have included the G20/Organisation for Economic Co-operation and Development’s (OECD) Inclusive Framework on Base Erosion Profit Shifting (“BEPS”), which has been continuously evolving to develop an agreement on a “two-pillar” approach, as described below, to help address tax avoidance, ensure coherence of international tax rules, and, ultimately, a more transparent tax environment. The current project, referred to as BEPS 2.0, has the following two elements:

•
Pillar One on new nexus and profit allocation rules with the objective of assigning a greater share of taxing rights over global business income to the country of the location of the customers, and
•
Pillar Two rules on a new global minimum tax of 15%, approved in December 2021 by more than 140 jurisdictions participating in the BEPS 2.0 project.

We adopt a hyper-local model, whereby our operating subsidiaries earn and book in-country income and pay income taxes according to the tax laws of local jurisdictions. These pre-tax profits are not shifted to Grab Holdings Limited, and these jurisdictions all have corporate income tax rates above 15%. In this context, we believe that BEPS 2.0 should have a limited financial impact on us.

Natural events, wars, terrorist attacks and other acts of violence directly or indirectly impacting any of the countries in which we have operations could adversely affect our operations.

Natural disaster events (such as earthquakes, tsunamis, volcanic eruptions, floods, droughts, heat waves, tropical weather conditions and landslides), terrorist attacks, civil unrest, protests and other acts of violence or war (such as the wars that broke out in Ukraine in early 2022 and in the Middle East in 2023) may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations. In particular, one of our largest markets is Indonesia. Indonesia is located in a geologically active part of the world, and has been subject to various forms of natural disasters that have in the past resulted in major losses of life and property and could result in disruptions to our business.

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
•
variations in our operating performance and financial condition, as well as the performance of our competitors in general;
•
actual or anticipated fluctuations in our quarterly or annual operating and financial results;
•
publication of research reports by securities analysts about us or our competitors or our industry;
•
the public’s reaction to our press releases, our other public announcements and filings with the SEC concerning our company or our securities;
•
actions by shareholders, including any sale by the PIPE Investors, major shareholders or our directors and officers;
•
short seller reports that make allegations against us or our affiliates, even if unfounded;
•
departures of key personnel;
•
commencement of, or involvement in, litigation;
•
any share repurchases made by us;
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

In addition, certain strategic partners have the right to swap the shares they hold in our subsidiaries for Class A Ordinary Shares. Porto Worldwide Limited (“Porto”), an affiliate of Central Group which has invested an aggregate of $199,300,000 in, and holds 15,626,800 shares of, Grabtaxi Holdings (Thailand) Co., Ltd., has a one-time right to, beginning on June 3, 2022 and until the earlier of (i) August 2, 2025 or (ii) 60 days after the date on which our market share price has reached an agreed price, swap some or all of such shares held by it for Class A Ordinary Shares at a conversion price of $4.7287 (as adjusted to reflect the effect of the Business Combination), subject to certain terms and conditions. If Porto does not exercise the swap right by the end of the exercise period, then we have the option to, within 60 days thereafter, cause Porto to exercise the swap right. Assuming Porto swapped its shares for Class A Ordinary Shares as of March 1, 2024, it would hold approximately 1.1% of the outstanding Ordinary Shares. PT Elang Mahkota Teknologi Tbk. (“Emtek”), which invested an aggregate of $375 million in, and holds 555,846,773 shares (5.88%) of PT Grab Teknologi Indonesia, has in October 2023 exercised its one-time right to swap all of such shares held by it for Class A Ordinary Shares at a conversion price of $4.7287 (as adjusted to reflect the effect of the Business Combination), subject to certain terms and conditions, on or around June 30, 2024. Assuming all conditions are fulfilled, on or around June 30, 2024 Emtek will receive approximately 2.0% of the outstanding Ordinary Shares as of March 1, 2024. You will experience additional dilution if Porto exercises its swap right for Ordinary Shares or Emtek completes its swap for Ordinary Shares.

Furthermore, we have agreed to or completed plans under which the shares that certain strategic partners and investors hold in certain subsidiaries or joint ventures would be transferred to us, through one or more transactions, such that these strategic partners and investors would ultimately receive Class A Ordinary Shares as consideration for such transfers (which we refer to as the “Proposed Share Exchanges”). These subsidiaries and joint ventures include GFG, the Digital Banking JV, GrabPay Philippines, OVOInsure, GrabInsure and GrabLink. As of the date of this annual report, we have completed all the Proposed Share Exchanges except the one with respect to Digital Banking JV, and have issued 83,147,666 Class A Ordinary Shares, which was equivalent to 2.1% of our total issued and outstanding Ordinary Shares as of March 1, 2024. With respect to the Digital Banking JV, based on terms agreed but not yet effective pending the satisfaction of various conditions precedent, we expect that our joint venture partner would not be entitled to exchange its shares in the Digital Banking JV for our shares under a Proposed Share Exchange until at least December 2027 (i.e., six years after the date of the closing of the Business Combination) and that any such share exchange would be based upon a formula that considers the then prevailing valuation of the Digital Banking JV and the trading price of Class A Ordinary Shares at the time of the exchange, both of which are not possible to predict with any degree of certainty at this time. For illustrative purposes, however, while there can be no assurance that any Proposed Share Exchange will be agreed with respect to the Digital Banking JV, in the event a Proposed Share Exchange takes place where the number of Class A Ordinary Shares to be received by the joint venture partner were determined by dividing the valuation of the joint venture partner’s stake in the Digital Banking JV by the trading price of Class A Ordinary Shares and assuming a share price of $10 per Class A Ordinary Shares at the time of closing of such transaction, the joint venture partner would, for every $1 billion of valuation of our stake in the Digital Banking JV (determined at the time of the closing of such transaction), be entitled to 100 million Class A Ordinary Shares, which would be equivalent to 2.5% of Ordinary Shares (based on the number of Ordinary Shares outstanding as of March 1, 2024). Given that the value of the Digital Banking JV and any Class A Ordinary Shares to be issued to our joint venture partner in connection with the Digital Banking JV will not be determined for at least until December 2027, the number of Class A Ordinary Shares that may be issued to our joint venture partner may differ materially from the foregoing and could be materially greater and could represent a significantly higher percentage than 2.5% of Ordinary Shares for each $1 billion of valuation of such joint venture partner’s stake in the Digital Banking JV, thereby resulting in materially greater dilution to our shareholders. Furthermore, there can be no assurance that any of the remaining Proposed Share Exchanges will occur or be on the terms, or have the impact, described above, or that our shareholders will not suffer greater dilution (which could be material) from the implementation of any Proposed Share Exchanges. In addition, employees, directors and consultants of our company and our subsidiaries and affiliates hold and are granted equity awards under the 2021 Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Pursuant to our Shareholder Support Agreements and Sponsor Support Agreement, certain of our shareholders were or are restricted, subject to certain exceptions, from selling certain of our securities that they received as a result of the share exchange. As certain restrictions have recently expired or will expire, additional securities have become or will be eligible for resale as follows:

•
On May 30, 2022, which was 180 days after the consummation of the Business Combination, up to 2,598,192,720 Class A Ordinary Shares held by certain of our shareholders became eligible for resale, and the extended lock-up restriction on certain of such Class A Ordinary Shares that are held by our key executives, namely, Anthony Tan, Hooi Ling Tan, Ming Maa, Peter Oey, Chin Yin Ong and Alex Hungate, has also expired on May 30, 2023;
•
On December 1, 2022, which was one year after the consummation of the Business Combination, up to 2,867,235 Class A Ordinary Shares received by certain of our executives upon settlement of certain RSU awards granted with respect to the Business Combination became eligible for resale;
•
Three years after the consummation of the Business Combination, up to 32,451,891 Ordinary Shares received by the Key Executives upon settlement of certain restricted stock awards granted with respect to the Business Combination will become eligible for resale; and
•
Three years after the consummation of the Business Combination, up to 12,275,000 Class A Ordinary Shares, or other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, held by Sponsor, will become eligible for resale.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Business Combination—Related Agreements.”

Subject to our Shareholder Support Agreements, certain of our shareholders party thereto may sell our securities pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including the rules that apply because we were once a shell company.

Upon expiration or waiver of the applicable lock-up periods, by availing of the amended registration statement (File Number: 333-261949) which we filed pursuant to the Registration Rights Agreement and the PIPE Subscription Agreements, or Rule 144 under the Securities Act, certain of our shareholders and certain other significant shareholders may sell large amounts of our securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our Class A Ordinary Shares and Warrants.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, NASDAQ Global Select Market listing requirements and other applicable securities rules and regulations. As a result, we incur additional legal, accounting and other expenses, which may be significant. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. To improve our reporting standards and compliance, we have invested significant costs in building our internal team while strategically engaging external consultants to enhance maturity in our SOX program. As our business grows, we anticipate the scope of our compliance activities and related costs to increase gradually year on year.

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

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As we remain relatively new to being a public company, our management team may not successfully or efficiently manage our status as a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to continuously maintain and improve the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, as compared to being a private company, these rules and regulations generally make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.

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

As a U.S. public company, we are subject to the reporting requirements under the U.S. securities laws, including the Sarbanes–Oxley Act of 2002. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on the effectiveness of internal control over financial reporting.

However, even effective internal control can provide only reasonable, but not absolute, assurance with respect to the preparation and fair presentation of financial statements. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NASDAQ, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our financial condition and results of operations, and lead to a decline in the market price of our Class A Ordinary Shares and Warrants.

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

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. In addition, we are not required to have our shareholders approve certain issuances of securities, including those in connection with the establishment of or material amendments to equity compensation plans or arrangements.

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

We and certain of our current and former directors or officers are, and in the future may be, subject to securities litigation, which is expensive and could divert management attention.

The market price of our Class A Ordinary Shares and Warrants may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may be the target of this type of litigation and investigations. Beginning in March 2022, various putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York. On June 7, 2022, the Court appointed Lead Plaintiffs and consolidated all actions under the caption In re Grab Holdings Limited Securities Litigation, No. 1:22-cv-02189-VM. On August 22, 2022, Lead Plaintiffs filed an Amended Class Action Complaint against the Company, certain of its officers and directors, and certain officers and directors of Altimeter Growth Corp. The class action is purportedly brought on behalf of various classes of persons who allegedly suffered damages as a result of alleged misstatements and omissions regarding our proxy and registration statements, reported financials, business operations, and future prospects, in violation of Sections 11 and 15 of the U.S. Securities Act of 1933, Sections 10(b), 14(a), and 20(a) of the U.S. Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. On November 18, 2022, the Company and the other defendants filed a joint motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on February 27, 2023. On March 12, 2024, the Court granted in part and denied in part Defendants’ motion to dismiss, and granted Plaintiffs leave to amend their dismissed claims within 21 days. We cannot predict the timing, outcome or consequences of the class action at the current stage. Moreover, involvement in securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

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

We do not anticipate paying dividends for the foreseeable future. Our share repurchase program may not be fully consummated and may not enhance long-term shareholder value.

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

In February 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$500 million worth of our Class A Ordinary Shares. In March 2024, pursuant to this program, we repurchased 30 million Class A Ordinary Shares for an aggregate consideration of $96.6 million. The share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares, and it may be suspended or terminated at any time. The share repurchase program may not enhance long-term shareholder value. The share repurchase program and the related share repurchases, if any, could affect the prices of our Class A Ordinary Shares and/or Warrants and increase their volatility. Furthermore, share repurchases may diminish our cash reserves, which could affect our operating results and financial condition.

We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.

In March 2018, GHI’s board of directors adopted and GHI’s shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan, which was amended and restated in April 2019 and further amended in April 2021, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with us. No further awards will be granted under the 2018 Plan. However, in April 2021 in connection with the Business Combination, our board of directors adopted, and our shareholders approved the 2021 Equity Incentive Plan, or the 2021 Plan, which was amended and restated in September 2021 and in November 2023. The maximum number of ordinary shares that may be issued under the 2021 Plan is seven percent (7%) of the total number of our Ordinary Shares that were outstanding (on a fully diluted basis) as of the date of consummation of the Business Combination, plus the number of ordinary shares that remained available for grant under the 2018 Plan immediately prior to the consummation of the Business Combination, subject to a potential annual increment every year starting on January 1, 2022 through January 1, 2031. The 2021 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units, or RSUs, and other awards to employees, directors and consultants of our company and our subsidiaries and affiliates, which we recognize as compensation expenses in our consolidated statements of profit or loss in accordance with IFRS. As a result of these awards, we incurred share-based compensation expense of $304 million, $412 million and $357 million in 2023, 2022 and 2021, respectively. In addition, in April 2021, our board of directors and our shareholders approved the 2021 Equity Stock Purchase Plan, or the 2021 ESPP, under which initially the maximum number of shares that may be issued is two percent (2%) of the total number of our Ordinary Shares that were outstanding as of the date of consummation of the Business Combination. As of the date of this annual report, 7,114,402 Class A Ordinary Shares have been issued under the 2021 ESPP. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will also grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on us and our business and results of operations.

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

The Key Executive Proxies given to Mr. Tan by the other Key Executives and certain entities related to such Key Executives or Mr. Tan give Mr. Tan control of the voting power of all outstanding Class B Ordinary Shares. As a result, as of March 1, 2024, Mr. Tan controlled approximately 64.1% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class, even though he and his Permitted Entities only beneficially owned 3.9% of outstanding Ordinary Shares.

With respect to the election of the board of directors, under the terms of the Class B Ordinary Shares, holders of a majority of the Class B Ordinary Shares have the right to nominate, appoint and remove a majority of the members of our board of directors, which majority are designated as Class B Directors. As of March 1, 2024, Mr. Tan and his Permitted Entities owned approximately 73.3% of the total issued and outstanding Class B Ordinary Shares (without taking into account Class B Ordinary Shares that may be acquired pursuant to awards under our share incentive plans). As a result of such ownership, as well as the Key Executive Proxies delivered to him by the other Key Executives and certain entities related to such Key Executives or Mr. Tan, Mr. Tan effectively has the right to nominate, appoint and remove all of the Class B Directors. In addition, since all of the issued and outstanding Ordinary Shares voting together as a single class will elect the remaining members of our board of directors, then Mr. Tan, by virtue of his control of approximately 64.1% of that total voting power, effectively has the ability to elect and remove the entire board of directors. For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Agreements—Shareholders’ Deed.”

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

Risks Relating to Taxation

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

A non-U.S. corporation will generally be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our Class A Ordinary Shares, no assurances can be given with regard to our PFIC status for our taxable year ended December 31, 2023, or the current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile), fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years. Recent declines in the market price of our Class A Ordinary Shares significantly increased our risk of being or becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Class A Ordinary Shares or Warrants that is a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares or Warrants, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares or Warrants, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the Class A Ordinary Shares or Warrants. Please see the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Class A Ordinary Shares and Warrants.

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
Listed on NASDAQ

2022

•
Completed acquisition of the majority economic interest in Jaya Grocer
•
GXS Bank launched savings accounts to the public after receipt of approval from the MAS to commence restricted business activities in the same year

2023

•
Agreed to acquire Trans-cab Holdings Ltd, Singapore’s third largest taxi operator, and the completion of this transaction remains pending subject to the review by the Competition and Consumer Commission of Singapore
•
GXS Bank launched FlexiLoan, a digital lending product in Singapore
•
GXBank launched savings accounts to the public after receipt of approval by Bank Negara Malaysia to commence the foundational phase of banking operations in the same year

Below are significant operational milestones in our development, by segment:

Mobility

2012

•
Launched GrabTaxi (previously called MyTeksi), a taxi booking and dispatch service

2014

•
Launched GrabCar, expanding from taxi to economy and premium ride-hailing booking services
•
Launched GrabBike

2015

•
Launched GrabHitch

2016

•
Launched GrabShare, a commercial carpooling booking service
•
Launched GrabRentals in Singapore, Malaysia and Indonesia

2022

•
Launched Grab Hemat and GrabBike Hemat, economical transportation services in Indonesia

2023

•
Relaunched the enhanced Move It, a motorcycle-hailing application in the Philippines, which we acquired in August 2022
•
Relaunched the enhanced GrabShare in Singapore and the Philippines, Malaysia (JustSave) and Indonesia (GrabCar Bareng), commercial carpooling booking services that were previously suspended during COVID-19
•
Agreed to acquire Trans-cab Holdings Ltd, Singapore’s third largest taxi operator, and the completion of this transaction remains pending subject to the review by the Competition and Consumer Commission of Singapore

Deliveries

2015

•
Launched GrabExpress

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

•
Invested in OVO, a digital payments platform in Indonesia
•
Launched GrabFinance, lending and receivables factoring for driver- and merchant-partners, MSMEs and consumers

2019

•
Launched GrabInsure for sales, marketing and distribution of insurance for consumers and driver-partners, including health, ride and delivery and travel insurance, through a joint venture with a subsidiary of ZhongAn Online P&C Insurance Co., Ltd. (and the joint venture became our wholly-owned subsidiary in 2021)
•
GrabPay Malaysia entered into a joint venture with Maybank, pursuant to which Maybank acquired a 30% interest in GPay Network (M) Sdn Bhd

2020

•
Entered into strategic alliance with MUFG to create affordable financial services
•
Launched PayLater on selected e-commerce sites
•
Launched payment processing and merchant acquiring services
•
Digital Banking JV selected for a digital full bank license in Singapore by the MAS

2021

•
Signed the joint venture agreement for Digital Banking JV with Singtel
•
Digital Banking JV was awarded a digital full bank license in Singapore by the MAS
•
Increased equity interest in OVO

2022

•
Acquired a 32.3% equity interest in PT Super Bank Indonesia (previously, PT Bank Fama International), which became 28.53% after an investment by KakaoBank in 2023
•
GXS Bank launched savings accounts to the public after receipt of approval from the MAS to commence restricted business activities in Singapore in the same year
•
Undergone a strategic shift to focus on serving and monetizing existing Grab consumers, driver- and merchant-partners

2023

•
GXS Bank launched FlexiLoan, a digital lending product in Singapore
•
GXBank launched savings accounts to the public after receipt of approval by Bank Negara Malaysia to commence the foundational phase of banking operations in Malaysia in the same year

Enterprise and New Initiatives

2018

•
Launched GrabAds, our advertising business

2019

•
Launched GrabDefence, a fraud detection and prevention solution
•
Launched GrabHealth, powered by Good Doctor Technology, a telemedicine offering

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

Overview

Southeast Asia’s leading superapp

We are Southeast Asia’s leading superapp, operating primarily across the deliveries, mobility and digital financial services sectors in over 700 cities across eight countries in the region—Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. We enable millions of people each day to access driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance and wealth management. Our platform enables important high frequency hyperlocal consumer services. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. According to the research done by Euromonitor for Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, Grab continued to be the category leader in Southeast Asia in 2023 by GMV in online food delivery and ride-hailing.

Our revenue was $2,359 million, $1,433 million and $675 million in 2023, 2022 and 2021, respectively, representing year-over-year growth rates of 65% from 2022 to 2023 and 112% from 2021 to 2022. Our revenue in Singapore, Malaysia, Indonesia, Philippines, Thailand and the rest of Southeast Asia was $480 million, $673 million, $605 million, $200 million, $205 million and $196 million in the year ended December 31, 2023, respectively, $302 million, $509 million, $275 million, $125 million, $109 million and $113 million in the year ended December 31, 2022, respectively, and $283 million, $108 million, $79 million, $81 million, $76 million and $48 million in the year ended December 31, 2021, respectively. Our loss for the period was $0.5 billion, $1.7 billion and $3.6 billion in 2023, 2022 and 2021, respectively, representing year-over-year improvement of 72% from 2022 to 2023 and 51% from 2021 to 2022. Adjusted EBITDA was $(22) million, $(793) million and $(842) million in 2023, 2022 and 2021, respectively, representing a year-over-year growth rate of 97% from 2022 to 2023, and 6% from 2021 to 2022.

Our revenue growth in 2023 and 2022 was driven by an increase in GMV and reduction in incentives as a percentage of GMV, particularly in 2023 as we optimized our partner and consumer incentive spend. Our GMV was $21.0 billion, $19.9 billion and $16.1 billion in 2023, 2022 and 2021, respectively, representing year-over-year growth rates of 5% from 2022 to 2023, and 24% from 2021 to 2022. Total incentives as a percentage of GMV declined to 7.6% in 2023 from 9.9% in 2022, and from 11.1% in 2021.

The Strength of the Grab brand in Southeast Asia

Our brand is closely associated with quality, reliability, safety and convenience in the minds of the Southeast Asian consumers that seek to access services offered through our platform.

Our strong brand has enabled us to maintain our scale and category leadership in Southeast Asia. According to the research done by Euromonitor for Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, Grab remained the category leader in 2023 by GMV in online food deliveries and ride-hailing in Southeast Asia.

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

Consumers who use our platform

Our over 35 million monthly transacting users (“MTUs”) in 2023, which includes MTUs from OVO, came from a wide range of demographics and socio-economic backgrounds. Consumers who use our platform are highly engaged and demand high-quality services, technological functionality, and prompt responsiveness.

Our driver-partners

Our more than 6 million registered driver-partners as of December 31, 2023 represent a diverse range of individuals across many different ethnicities and age groups. Our driver-partners take pride in satisfying consumers by providing rides, food deliveries and package deliveries each day. Our driver-partner network is also highly inclusive. In 2023, more than 3,000 persons with disabilities performed at least one transaction on the Grab platform.

Our merchant-partners

Our over 6 million registered merchant-partners and Indonesian GrabKios agents, as of December 31, 2023, range from local entrepreneurs, including small restaurants, convenience and grocery stores, to multinational franchises and lifestyle service providers, including hotels and travel agents.

Our Triple Bottom Line

Grab strives to serve a triple bottom line—we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We aim to deliver a positive social impact sustainably over the long-term. As we grow our business, we provide driver- and merchant-partners with more opportunities to earn an income. We support economic resilience of our driver- and merchant-partners by improving efficiency (for example, by reducing driver-partners’ wait time and travel distance through order batching), providing tools (such as GrabAds Marketing Manager, which is aimed at helping small and medium-sized merchant-partners expand their marketing reach), and supporting financial inclusion (such as providing cash advance to driver- and merchant-partners with limited access to capital). Over 13 million partners have engaged with the Grab ecosystem since our founding, and in 2023, 2022 and 2021, our driver- and merchant-partners earned a total of $11.0 billion, $10.6 billion and $8.9 billion through our platform, respectively.

We also leverage our technological capabilities and ecosystem to support solutions that help mitigate environmental impact in Southeast Asia, such as through partnerships with automakers to accelerate the adoption of electric vehicles in the region, enabling consumers to reduce waste through our in-app features such as a default cutlery opt-out toggle, as well as reducing Scope 3 carbon emissions from our partners’ vehicles through order batching, ride-sharing (GrabShare and GrabHitch) and reducing pick-up distance.

In April 2021, we deepened our commitment towards long-term sustainability initiatives by creating the GrabForGood Fund, an endowment fund co-funded by Grab, our co-founders and external donors, which aims to support programs that deliver social and environmental impact for our partners and the communities in which we operate. Under the GrabForGood Fund, in 2023, we extended the GrabScholar program, which provides scholarship and bursary for driver- and merchant-partners and their direct family members, to the Philippines. Together with the existing program in Indonesia that was launched in 2022, the Fund currently benefits over 1,000 students annually.

We released our sustainability report for 2022, prepared in accordance with the Global Reporting Initiative (“GRI”) standards, on May 8, 2023. Our sustainability report for 2023 is expected to be released in the second quarter of 2024. The contents of these reports are not included in this annual report, and shall not be deemed as part of this annual report.

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

Financial Services—Our financial services offerings include digital solutions offered by and with our partners to address the financial needs of driver- and merchant-partners and consumers, including digital payments, lending, receivables factoring, insurance distribution and wealth management in a selected market. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. As of December 2023, GXS Bank offers savings accounts and FlexiLoan, a digital lending product, to the public in Singapore, while GXBank offers savings accounts to the public in Malaysia.

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

In a region as geographically diverse as Southeast Asia, the offerings on our platform have a wide geographic coverage, operating in capital cities, major commercial and tourist cities, as well as smaller cities and towns across Southeast Asia. Our application offers localized offerings and personalized experiences based on the consumer’s location.

We believe that tight-knit integration across the offerings available through our platform provides a consistently high-quality experience for consumers and encourages consumers to use more of the offerings on our platform. We saw the percentage of our MTUs using two or more offerings increase to 62% for the year ended December 31, 2023, from 61% and 56% for the year ended December 31, 2022 and 2021, respectively.

Our deliveries, mobility, financial services and enterprise and new initiatives represented (i) 50.6%, 36.8%, 7.8% and 4.8%, respectively, of our revenue in the year ended December 31, 2023, (ii) 46.2%, 44.6%, 5.0% and 4.2%, respectively, of our revenue in the year ended December 31, 2022, and (iii) 21.9%, 67.6%, 4.0% and 6.5%, respectively, of our revenue in the year ended December 31, 2021.

In addition, deliveries, mobility, financial services and enterprise and new initiatives represented (i) 48.5%, 25.8%, 24.7% and 1.0%, respectively, of our GMV in the year ended December 31, 2023, (ii) 49.3%, 20.6%, 29.1% and 1.0%, respectively, of our GMV in the year ended December 31 2022, and (iii) 53.1%, 17.4%, 28.6% and 1.0%, respectively, of our GMV in the year ended December 31 2021.

Deliveries Offerings

Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand delivery of a wide variety of daily necessities including ready-to-eat meals and groceries, as well as point-to-point package delivery. We enable consumers to conveniently discover and place food and grocery delivery orders or pre-purchase dine-in vouchers, empower our merchant-partners to build an online presence, reach consumers and scale their business and provide our driver-partners with income opportunities outside of our mobility offerings. With the acquisition of a majority economic interest in Jaya Grocer in January 2022, we also operate supermarkets in Malaysia which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country.

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
•
GrabMart is a goods ordering and delivery booking service, which enables merchant-partners to accept bookings for goods from consumers (with options for on-demand deliveries, scheduled deliveries and pick-up orders) through Grab’s merchant-partner application, and it also enables driver-partners to accept bookings for goods delivery services through Grab’s driver-partner application. Through GrabMart, consumers can order everyday items ranging from groceries and household goods, to gifts and electronics for delivery to their doorstep on-demand. We took actions to exit our dark store presence in some countries in 2022. In some countries such as Malaysia and Indonesia, we also operate GrabSupermarket, which enables the delivery of a wide range of fresh produce and household products from supermarkets. With the acquisition of a majority economic interest in Jaya Grocer, as of December 31, 2023, we also operate 51 supermarkets in Malaysia with more than 38,000 stock-keeping units, approximately 1,100 suppliers, and a million members in the Jaya Loyalty program.
•
GrabKitchen offers centralized food preparation facilities in Malaysia, Singapore and Thailand, which enable merchant-partners to scale to multiple locations and to meet the rising demand for food delivery services in cost-effective ways. Consumers may also combine their favorite menus from two or more restaurants housed within GrabKitchen in one GrabFood order and delivery. In 2022, we ceased our GrabKitchen operations in Indonesia and Vietnam. In 2023, we consolidated and streamlined our GrabKitchen operations in Malaysia and Thailand, respectively. We expect to cease our GrabKitchen operations in Singapore by the end of March 2024.
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
•
GrabBike is a motorcycle ride-hailing offering. It is a popular choice among the local population, especially in Indonesia, Thailand and Vietnam, as it is an affordable and efficient mobility mode in congested cities. Through our GrabNow solution available in Indonesia and Vietnam, we enable consumers to directly flag down a GrabBike driver-partner without pre-booking through our app. In the Philippines, we have also relaunched the enhanced Move It app in 2023, our two-wheel ride-hailing service in the country, which now integrates Grab’s technology to enhance its operational efficiency and improve its safety and service quality standards.
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
•
Specific to our driver-partners, we offer GrabRentals which was launched in 2016. GrabRentals facilitates vehicle rental for our driver-partners at competitive rates through our rental fleet or third-party rental services to allow driver-partners with limited vehicle access to offer services on our platform. We offer four-wheel vehicle rental services to our driver-partners in Indonesia, Singapore and Malaysia, as well as motorcycle rental services in Singapore and Indonesia.

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
•
Digibank Savings Account is a digital banking deposit account accessible through our Digibank apps or website with no cash or cheque services. Depositors can earn interest on their savings accounts, and receive funds into and make transfers from these accounts.
•
GXS FlexiLoan is a standby revolving line of credit that is accessible through GXS Bank’s Digibank app. Eligible customers can open a FlexiLoan account under their names and can draw multiple loans up to their credit limits.

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
•
GrabMaps is a Business-to-Business (B2B) enterprise offering that enables us to provide base map data and map-making tools and software-as-a-service. Mobile Software Development Kits (SDKs) is currently under testing, and Application Programming Interface (APIs) was launched in January 2023 and is in the market validation phase. These SDKs and APIs will allow developers and teams to enhance or build their own applications and geolocation capabilities leveraging GrabMaps technology, such as Grab’s routing, search, traffic and navigation features.

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

We offer various incentives to our driver- and merchant-partners, which are deducted from the commissions and fees normally received from driver- or merchant-partners (typically being a percentage of the fare paid by the consumer to the driver- or merchant-partner) and such incentives may sometimes exceed Grab’s commissions and fees from a particular transaction. Excess incentives refer to payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. We also offer consumer incentives. All of the foregoing incentives are recorded as reductions in revenue. We also generate revenue from payment processing services transaction fees charged to merchant-partners.

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

The graphic below illustrates the economics of a typical ride:

Consumer Economics: The consumer pays the total dollar value of the ride, including any tolls (tolls are collected by us from the consumer and remitted directly to the driver-partner who paid for the initial toll), tips, and other platform fees, which is partially offset by an incentive given. In the example above, the consumer pays $13.00. The GMV of the consumer’s ride is $14.00, consisting of the following components:

•
The dollar value of the ride: $13.00;
•
Tolls and other fees: $0.80; and
•
Platform fee: $0.20.

Driver-partner Economics: The driver-partner receives the value of the ride, including tolls and other platform fees, and incentives, net of the Grab commission or service fee. Commissions are based on an agreed-upon rate based on the cost of the ride, while the service fee varies depending on the distance travelled and time taken by our driver-partners to pick up a passenger. In the example above, the driver-partner earns $12.40.

Grab Economics: We retain the commission earned from the journey. In the example above, Grab earns $0.60 after accounting for partner incentives of $1.00 and consumer incentives of $1.00. To help driver-partners defray higher operating costs amid rising fuel prices, in March 2022, we increased the fare for GrabCar and GrabBike services in Vietnam, and in April 2022, we introduced a temporary driver fee of $0.50 per ride in Singapore. The temporary driver fee in Singapore goes to our driver-partners and is not subject to Grab’s commission. The fee extends to all transport services in Singapore except standard taxi service until June 30, 2024, and will be reviewed again closer to the date.

Financial Services. Our financial services offerings include digital solutions to address the financial needs of our driver- and merchant-partners and consumers, including digital payments, lending, receivables factoring, insurance and wealth management. This segment includes GrabPay, GrabRewards, GrabFinance, GrabInsure, and OVO. The financial results of OVO, which is a leading Indonesian digital payments and smart financial services business, are consolidated in our financial results and included in our financial services segment. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. As of December 2023, GXS Bank offers savings accounts and FlexiLoan, a digital lending product, to the public in Singapore, while GXBank offers savings accounts to the public in Malaysia.

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

GrabAds provides online and offline advertising solutions for brands. We provide GrabAds offerings across several categories—for example, in-app engagement, which includes merchants-featured advertising and other digital content through our Grab superapp, and mobile billboards, which turns our fleet of vehicles into roving billboards to generate mass offline awareness, and generates additional income for our driver-partners.

We have also launched GrabMaps in 2022. GrabMaps is a new enterprise service that allows us to tap into the mapping and location-based services market opportunity. First developed for in-house use, GrabMaps was created to address our need for a more hyperlocal solution to power our services. Commercializing GrabMaps as a B2B solution includes offering GrabMap’s base map data, enabling customers to leverage GrabMap’s map-making tools and software-as-a-service. Mobile Software Development Kits (SDKs) is currently under testing, and Application Programming Interface (APIs) was launched in January 2023 and is in the market validation phase. These SDKs and APIs will allow developers and teams to enhance or build their own applications and geolocation capabilities leveraging GrabMaps technology, such as Grab’s routing, search, traffic and navigation features.

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

Help achieve operational efficiencies

Our scale and ecosystem also spur growth and facilitate the rapid rollout of new offerings. Leveraging our existing base of driver-partners, we were able to rapidly scale our food delivery offering to become Southeast Asia’s category leader in just two years. In addition, we were able to expand GrabMart from two countries to all of our eight Southeast Asian markets within three months in 2020. We also relaunched the enhanced Move It, our two-wheel ride-hailing app in the Philippines, which has seen daily rides increase rapidly in the eight months following its launch. Not only are we able to rapidly scale our offerings, but we are able to do so at lower costs.

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

Synergies across offerings enable new innovative products

Integration across offerings on our platform also strengthens the superapp ecosystem, enabling the launch of new innovative products to our consumers, as well as our driver- and merchant-partners. For example, linking deliveries and financial services offerings on our platform, we have enabled deliveries-based coverage (together with our insurance partners in certain jurisdictions) such as Delivery Cover, which provides consumers protection against damage, theft or loss of an item when using the GrabExpress offering. Another example is GrabUnlimited, our paid loyalty subscription program. Users pay a flat fee to enjoy subscriber benefits and deals across our various services such as food, parcel deliveries and mobility.

Our superapp ecosystem has also enabled us to develop credit profiles for our driver- and merchant-partners, a typically underserved segment, which in turn provide them access to formal credit opportunities for the first time. With insights like understanding how much income is earned by our driver- and merchant-partners through our platform, we are able to tailor responsible lending services. For example, we launched our Quick Cash for MSMEs in Thailand in 2020, one of the first 100% digital and instant cash loan solutions for merchants in the country. In 2021, the number of active Quick Cash loans in Thailand grew 29 times and in 2022, the amount doubled compared to 2021. In 2023, the number of active Quick Cash loans in Thailand continued to grow by 21% as compared to 2022, indicating strong demand for such digital instant cash loans as merchant-partners affected by COVID-19 lockdown sought quick financing to ease cash flows.

We believe the breadth of offerings in our ecosystem and the synergies across these offerings will continue to enable us to quickly identify new growth areas and develop new innovative services to capture these opportunities.

Our Approach

Driving Southeast Asia forward with technology

Our technology allows us to manage dynamic, real-world interactions every day. It supports global payment capabilities, provides multilingual real-time community safety as well as user support, and caters to city-specific product requirements.

Technology designed to be scalable, flexible and reliable

As our superapp serves users in over 700 cities across Southeast Asia, our technology systems are designed to be scalable, yet flexible enough to be hyperlocal. With millions of transactions taking place on our platform every day, our technology aims to reliably deliver a seamless and hyperlocal experience. Furthermore, our experiences take into account languages and other local variations specific to countries and cities across Southeast Asia. For example, the Grab app includes a secure chat with automatic translation between our driver-partners and our consumers (GrabChat).

Technology that strives for security and integrity

Our superapp is powered by a unified technology and data platform, and improvements to our core technology architecture can be scaled quickly across our markets. For example, upon identifying fraud patterns on our booking flows in one market, we can roll out pre-allocation risk algorithms, a complex set of real-time logic that uses machine learning to predict the probability of fraudulent transactions before allocating the transaction across all our markets. In 2023, this predictive AI provided proactive protection for more than 3.5 billion transactions on our platform against malicious activities through a spectrum of adaptive risk interventions while ensuring optimal user experience.

Global tech talent pool, local solutions

Our team of engineers, data scientists, data analysts, designers and product managers are located across ten research and development centers in Bangalore, Beijing, Cluj-Napoca, Ho Chi Minh City, Jakarta, Kuala Lumpur, Bellevue, Shenzhen, Singapore, and Taipei. Our highly specialized and talented technology team, spread across multiple geographical locations, builds solutions that combine Grab’s strong engineering capabilities with local perspectives from our driver- and merchant partners and consumers who live in the same geographical location as our technology team. Our technology team not only designs, builds and optimizes our offerings for a broad spectrum of driver- and merchant-partners and consumers, but also keeps our technology platform running efficiently. They conduct hundreds of controlled experiments each month using our proprietary experimentation engine, “ExP,” to drive regular improvements to both product experience and marketplace efficiency. This combination of technical know-how and local perspectives allows us to deliver personalized and hyper-localized solutions for our customers.

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

We have invested in building key technology infrastructure in-house in order to better serve the needs of our partners, our employees and the consumers. We believe that these proprietary technologies not only provide us with a competitive advantage, but have also enabled us to become less dependent on external technology providers in certain cases. For example:

•
Our platform has served over 13 billion driver-partner trips and aggregated over 75 billion kilometers of GPS trace data. More importantly, many streets in the cities we operate in are actually alleys or shortcuts that are not mapped by mapping service providers. However, our two-wheel driver-partners are able to utilize these alleys and shortcuts in many situations. We integrate data from trips through these alleys and shortcuts into our maps, using the real-time mapping data we collect from our driver-partners. With our data and the investments we have made into AI and other technologies, we have developed proprietary mapping, routing, journey time prediction and point of interest (“POI”) capabilities. This has not only helped reduce our reliance on external mapping service providers, but has also enabled us to improve user experience with more accurate travel time prediction and better routing.
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

Today, GrabLink is directly connected to 11 acquirers in eight countries and processes more than a million payment transactions daily, saving us millions of dollars in payment processing costs every year.

Global and talented team with a heart to serve

Over the years, we have built a deep technical and business bench that thrives in a strong corporate culture. As a founder-led, mission-driven company that seeks to uplift our communities across the region, we place as much emphasis on cultural alignment with The Grab Way and our 4H principles as we do on technical or functional competency. This is reflected in our hiring and performance management practices and over time has enabled us to assemble a global and talented team that not only has a deep understanding of the local cultures and markets of Southeast Asia but also truly believes in our mission, the gravity of the societal problems we are solving and has a heart for, and the hunger to serve, our communities.

Hyperlocal approach to solving problems of partners and consumers

As a pan-regional operator, with our superapp platform, we believe we are unique in Southeast Asia. We have demonstrated our ability to succeed and compete across multiple geographies because we recognize that every country we operate in is different.

Being hyperlocal helps us adapt and grow in each market

Each country has different infrastructure, regulations, systems and consumer expectations. Recognizing this diversity is key to successful expansion in the region, and so we take a hyperlocal approach to our operations while still leveraging a unified technology platform and benefiting from the direction of regional product leadership.

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

Being hyperlocal helps us meet our users’ different needs

User experience is customized to suit the needs of our driver- and merchant-partners and consumers in each individual market. We recognize that problem solving at the local level is essential to succeed rather than a ‘one-size fits all’ approach, and we tailor our offerings accordingly. For example, we have developed solutions for locally popular modes of transportation, including GrabThoneBane in Mandalay, Myanmar, GrabTukTuk in Cambodia and Thailand, and GrabTrike and Move It in the Philippines. In Singapore, we combined taxis and private cars into a single fixed upfront fee supply pool under JustGrab because we realized that passengers were generally indifferent to the type of car that picked them up, so long as it was the fastest to arrive and there was upfront certainty over fares.

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
•
Focus investment on AI to better predict our users’ needs so as to enable more relevant, personalized and engaging experiences, while also improving workforce efficiency, as well as the efficiency of our driver- and merchant-partners.
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
•
Financial services: We intend to continue leveraging our user base and scale in digital e-wallets and the wealth of transactional e-commerce data from within our ecosystem to innovate and offer new financial services products to consumers and small and medium-sized businesses. GXS Bank in Singapore and GXBank in Malaysia, along with our 28.53% equity interest in PT Super Bank Indonesia, will allow us to further empower more people to gain control of their finances and achieve better economic outcomes. Through the digital banking apps of GXS Bank and GXBank, respectively, we provide deposit and lending services in Singapore and deposit services in Malaysia.
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

Pursue Targeted Investments, Acquisitions, and Strategic Partnerships

To complement our organic growth strategy, we expect to continue to selectively pursue investments and acquisitions that we believe will enhance user experience, as well as solidify and extend our category leadership position. We have also successfully pursued a strategy of making strategic alliances with suitable partners such as Emtek in Indonesia, and we expect to continue to do so in the future. We intend to focus on investments, acquisitions and alliances that we believe will attract new consumers to our platform and broaden our offerings.

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

As of December 31, 2023, we had 1,021 registered trademarks and 374 pending trademark applications across the various markets in which we operate, and we had registered 820 domain names.

As of December 31, 2023, we had 139 granted patents, 866 pending patent applications and 57 filed and/or registered designs throughout our markets of operation and research and development locations. Many of the patents and pending patent applications relate to our core technology such as customer matching, booking intelligence, location intelligence, platform optimization, safety and tracking services. Our software is also protected by copyright and trade secrets/confidential information laws. However, we cannot guarantee that any of our patent applications will result in the issuance of a patent or whether such patent applications will issue with the same or similar claim scope as currently present. For example, we may narrow the claim scope of a patent application during the examination process. In addition, patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to detect third party infringement or our intellectual property or prevent third parties from infringing them.

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

Insurance

We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes local property insurance in various countries, which also covers business interruptions and public liabilities, errors and omissions, commercial motor insurance covering our vehicle fleets, employee insurance covering varying combinations of outpatient and inpatient medical, term life, work injury and personal accidents, intellectual property infringement liability insurance, special risk insurance covering geopolitical crisis risks, and directors’ and officers’ liability insurance, among other coverage. In addition to this special risk insurance, we have also procured cyber liability insurance covering primarily data and system recovery, cyber extortion, privacy and network security, media, professional indemnity liability and business interruption arising therefrom. We also have general commercial third-party liability insurance for GrabFood, personal accident insurance and prolonged medical leave insurance coverage for our driver-partners in Singapore, as well as rider’s liability insurance in certain countries, including Singapore. We cannot guarantee, however, that we will not incur any losses or be the subject of any claims that exceed the scope of the relevant insurance coverage. We reassess our insurance structure at each renewal, taking into account both insurance market conditions and the expansion and development of our business.

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

Indonesia

Regulations on Foreign Investment and Foreign Ownership Restrictions

Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, issued on April 26, 2007 (“Law No. 25/2007”), as amended by Law No. 6 of 2023 on Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation (the “Omnibus Law,” and together with Law No. 25/2007, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those which are expressly closed to or restricted from foreign investment, or those business sectors or business lines that can only be carried out by the central government. The Investment Law also stipulates that foreign direct investment in Indonesia must be in the form of a limited liability company, established by virtue of the laws of and domiciled in the Republic of Indonesia.

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

Regulations Related to Business Activities of the Indonesian Subsidiaries

Special Rental Transportation

Minister of Transportation’s (“MOT”) Regulation No. PM 118 of 2018 regarding Special Rental Transportation, dated December 18, 2018 as last amended by MoT Regulation No. PM 17 of 2019, and partially revoked by MOT Regulation No. PM 25 of 2021 regarding Provision of Street Transportation Sector, dated June 4, 2021 (“Amended MOT Reg. 118/2018”), defines special rental transportation as door-to-door transportation service with a driver, having an operational area within an urban area, from and to airports, seaports, or other transportation points, in which the booking is made through a technology-based application, with the tariffs disclosed in the application. To engage in the special rental transportation business, which includes both mobility and deliveries services, a company must obtain a special rental transportation organization license. Accordingly, PT Teknologi Pengangkutan Indonesia’s four-wheel rental business is subject to the Amended MOT Reg. 118/2018.

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

Payment Systems

Payment systems are regulated under Bank Indonesia Regulation No. 22/23/PBI/2020 of 2020 regarding Payment Systems, dated December 30, 2020 (“BI Reg. 22/2020”). Bank Indonesia issued Bank Indonesia Regulation No. 23/6/PBI/2021 on Payment Services Provider (“BI Reg 23/2021”), which came into effect on July 1, 2021 that outlines implementing rules and provisions in furtherance of BI Reg. 22/2020. BI Reg. 22/2020 defines a payment system as a system that encompasses a set of regulations, institutions, mechanisms, infrastructure, source of funds for payment, and access to the source of funds for payment, which are used to carry out fund transfers to fulfill obligations arising from an economic activity. Under BI Reg. 22/2020, there are two types of payment system service providers: (i) a payment service provider (Penyedia Jasa Pembayaran (“PJP”)) (such as OVO), which is a bank or non-bank entity that provides services to facilitate payment transactions for users; and (ii) a payment system infrastructure operator (Penyelenggara Infrastruktur Sistem Pembayaran (“PIP”)), which is a party that provides infrastructure that can be used to conduct fund transfers for the benefit of its members. Bank Indonesia has the authority to issue licenses for PJP and stipulations/appointments for PIPs. PJP licenses and PIP stipulations/appointments are non-transferrable.

BI Reg. 22/2020 and BI Reg. 23/2021 impose a maximum foreign share ownership of 85% (up to the ultimate shareholder level) in a non-bank PJP and certain domestic control requirements. These domestic control requirements include: (i) minimum 51% of shares with voting rights being held by a domestic party; (ii) the power to nominate the majority of the board of directors and/or board of commissioners, if any, being held by a domestic party; and (iii) the power to veto a decision or approval made in a general meeting of shareholders that significantly impacts the company, if any, being held by a domestic party. In case of non-compliance with the foregoing restrictions, Bank Indonesia may impose administrative sanctions such as warnings, temporary suspension or suspension of a part of or the entire business activity (including any cooperation) and revocation of the payment service provider license.

Information Technology-based Joint Funding Services (“P2P Lending”)

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

Under Article 50 of OJK Reg. 10/2022, a P2P Lending company must have a minimum equity of IDR 12.5 billion (approximately $812,000) at all times, and this minimum equity amount may be fulfilled in accordance with a stipulated timetable over the course of three years after the promulgation of OJK Reg. 10/2022.

Article 24 of OJK Reg. 10/2022 defines the business activity conducted by a P2P Lending company as comprising three activities, i.e., the provision, management, and operation of information technology-based joint funding services, conducted on the basis of either conventional or sharia financing principles. Article 25 of OJK Reg. 10/2022 states that the provision of such services is further classified into two types of funding, i.e., (i) productive funding, and (ii) multipurpose funding. The maximum funding limit remains unchanged from the previous regulation at IDR 2 billion (approximately $130,000). However, Article 26(2) of OJK Reg. 10/2022 stresses that this limit is extended to apply not only to the borrower but also to the lender and their affiliates. Article 26(4) and (5) of OJK Reg. 10/2022 further provide that the funding that can be provided by a single lender and/or its affiliates is capped at no more than 25% of the total funding provided through a particular P2P Lending company as of the end of each month starting from January 4, 2024. This funding limit and the restrictions on lenders and their affiliates do not apply to OJK-licensed/supervised financial institutions, which are subject to a fixed lending limit of 75% of the total funding position at the end of each month. Failure to comply with any provision under OJK Reg. 10/2022 could subject the offending party to administrative sanctions in the form of written warnings, fines, blocking of its electronic system, limitations on business activities, and/or revocation of license.

OJK Regulation No. 4/POJK.05/2021 of 2021 dated March 9, 2021 (which has been partially amended by OJK Reg. 10/2022), regarding the Implementation of Risk Management in the Use of Information Technology by Non-Bank Financial Service Institutions (“OJK Reg. 4/2021”), requires a P2P Lending company to place its data center and disaster recovery center in Indonesia. P2P Lending companies must comply with the minimum standards for technology, technology risk management, technology security, system disturbance and failure resistance, and technology management transfer.

Law No. 4 of 2023 on the Development and Strengthening of the Financial Sector (“Law No. 4/2023”) became effective on January 12, 2023. While this law concerns several categories of banking and financing services, currently it has no provisions that materially affect banks and P2P Lending companies. However, we will need to anticipate any implementing regulations of Law No. 4/2023 that may further impact banks and P2P Lending companies.

OJK issued Circular Letter No. 19/SEOJK.06/2023 on the Conduct of Information Technology-based Joint Funding Services (“OJK CL 19/2023”), as an implementing regulation to OJK Reg. 10/2022. OJK CL 19/2023 outlines a number of provisions relating to caps on “economic benefits” that can be imposed by a P2P Lending company on its users. “Economic benefits” include interest/margin/profit sharing, administration fees/commissions/platform fees/ujrah, other fees (excluding late fees or fines for overdue payments), stamp duties, and taxes. The applicable maximum percentage rates (as detailed below) are applied against the total amount of funding stipulated in the funding/loan agreement. Late fees or fines for overdue payments (which are outside the scope of “economic benefits”) are now also subject to caps. The details on the timelines for implementing these caps and the rates for the caps according to the types of funding are as follows:

Funding for Productive Purposes

Implementation Period	Maximum Economic Benefits
January 1, 2024 - January 1, 2025	0.1% per calendar day
From January 1, 2026 onwards	0.067% per calendar day
Implementation Period	Maximum Late Fees
January 1, 2024 - January 1, 2025	0.1% per calendar day
From January 1, 2026 onwards	0.067% per calendar day

Funding for Consumptive Purposes (Multipurposes)

Implementation Period	Maximum Economic Benefits
Year 2024	0.3% per calendar day
Year 2025	0.2% per calendar day
From January 1, 2026 onwards	0.1% per calendar day
Implementation Period	Maximum Late Fees
Year 2024	0.3% per calendar day
Year 2025	0.2% per calendar day
From January 1, 2026 onwards	0.1% per calendar day

Both the maximum economic benefits and the maximum rates and fines for overdue payments that may be imposed on users cannot exceed 100% of the total loan value. Further, OJK CL 19/2023 highlights the requirements for P2P Lending companies to carry out proper credit scoring process, to manage strict access and personal data management, to provide clear information on its funding performance (i.e., to publish the Repayment Success Rate (Tingkat Keberhasilan Bayar/TKB of the funding on the P2P Lending company’s website), to provide effective collection activities (including the technical requirements for debt collection and the must-have items in the agreements with third-party debt collectors) and to describe the use of the emergency contact information strictly for confirming the existence of borrowers. OJK CL 19/2023 became effective on November 8, 2023. However, any funding agreements entered into prior to the effective date of OJK CL 19/2023 are still valid until the end of the funding term. If any amendments are required to be made to the funding agreements, the amendments must comply with the requirements in OJK CL 19/2023.

E-Commerce Trade Business License

Government Regulation No. 80 of 2019 dated November 25, 2019 regarding Electronic Commerce (“GR 80/2019”) and Minister of Trade Regulation No. 31 of 2023 dated September 25, 2023 regarding Business Licensing, Advertising, Development, and Supervision of Business Actors In Trading Through Electronic Systems (“MOT Reg. 31/2023” and together with GR 80/2019—“E-Commerce Regulations”) require business actors that provide Electronic Communication facilities for trading transactions (“E-Commerce Providers”) to obtain an E-Commerce Trade Business License (Surat Izin Usaha Perdagangan Melalui Sistem Elektronik, or “SIUPMSE”). GR 80/2019 defines Electronic Communication as any communication used in an e-commerce transaction (i.e., trading transactions carried out through the electronic system) in the form of a statement, declaration, request, notification or application, confirmation, offer, or acceptance of an offer, containing the parties’ agreement to create or perform a specific agreement. Under the official elucidation of Article 5 of GR 80/2019, Electronic Communication facilities may function as a medium for the delivery of information, communication, settlement of transaction, payment system, and/or goods delivery system which shall include marketplace or the platform provider. Any E-Commerce Provider who operates without a SIUPMSE will be subject to administrative sanctions in the form of written warnings, blacklisting and temporary blocking of E-Commerce Providers services by the relevant authorized institutions. We have obtained the E-Commerce Trade Business Licenses for our relevant Indonesian entities, including for PT Grab Teknologi Indonesia for GrabMart’s website address. Specifically for Indonesia marketplace business in the Grab app under PT Grab Teknologi Indonesia, Grab has developed an application interface to display the contact information of the Directorate-General of Consumer Protection and Trade Order on a page that is easy for consumers to read as required by MOT Reg. 31/2023 to effectuate the SIUPMSE that PT Grab Teknologi Indonesia has obtained for the new system of Grab app.

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

Under the PDP Law, in the event of a data breach, personal data controllers must notify data subjects and the data protection agency (which has not yet been determined by the President of Indonesia) in writing within 72 hours. In certain conditions, for example, if the data breach disrupts public services, or it has a material and adverse effect to public interest, personal data controllers must make a public notification of the data breach.

For any violation of the PDP Law, an administrative sanction and/or criminal sanction may be imposed. Administrative sanctions can be in the form of warning letters, suspension of data processing activities, deletion of personal data, and/or administrative fines. The maximum administrative fine is 2% of the annual income or annual revenue depending on the degree of violation.

The criminal sanction imposed will depend on the type of violation, and penalties include imprisonment terms ranging from four to six years and/or monetary penalty ranging from IDR 4 billion to IDR 6 billion (approximately $260,000 to $390,000). For corporate criminal sanction, imprisonment terms may apply to the involved personnel who acted as the organization’s management or decision-makers and/or persons who benefited from the violation. In addition, organizations can be imposed with fines of up to ten times of the criminal fines that an individual might be subject to.

The organization may also be subject to additional sanctions such as confiscation of profits and/or assets that are obtained as a result of the crime, suspension of business activities, permanent ban or closure of business activities, rectification of breached obligations, compensation payment to subject data, revocation of licenses, and/or liquidation of the organization.

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

Pursuant to the Amended Competition Law, and as further elaborated by Government Regulation No. 44 of 2021 regarding Implementation of Prohibition of Monopolistic Practices and Unfair Competition (“GR No. 44/2021”), dated February 2, 2021, non-compliance with the Amended Competition Law could subject the offending party to administrative sanctions imposed by the KPPU. These administrative sanctions include annulment of the relevant agreement, order of cessation of the prohibited action, unwinding of the relevant transaction, payment of compensation, and administrative fine. The administrative fine is subject to the minimum of IDR 1 billion (approximately $64,000) and the maximum of (i) 50% of the net profit received by the perpetrator in the relevant market during the period in which the non-compliance persists, (ii) 10% of the total sales in the relevant market during the period in which the non-compliance persists or (iii) IDR 25 billion (approximately $1.6 million), which applies only for failure to report a notifiable transaction to the KPPU in a timely manner. Under Article 15 of GR No. 44/2021, several factors can mitigate the administrative sanctions imposed by the KPPU if a violation is found, including having a proper competition compliance program. KPPU has introduced a competition compliance program certification to enable companies to benefit from the mitigation factor provided under GR No. 44/2021. PT Grab Teknologi Indonesia has obtained the competition compliance program certification from the KPPU that is valid for five years.

In addition to having the authority to enforce the Competition Law, KPPU also has the authority to enforce Law No. 20/2008. Under Law No. 20/2008, KPPU focuses on supervising the fairness and balance of partnerships between medium and large enterprises and micro and small enterprises. Medium and large enterprises are prohibited from imposing control over the micro and small enterprises or abusing their bargaining position to unfairly profit from the partnership to the detriment of the micro and small enterprises. KPPU may order the large or medium enterprises to amend the partnership agreements or arrangements and provide up to three warning periods for such amendments to be carried out. KPPU may impose sanctions ranging from IDR10 billion (approximately $650,000) for large enterprises or IDR5 billion (approximately $325,000) for medium enterprises if violation is found as well as a recommendation for revocation of business license if the situation is not remedied during the warning periods.

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

The marketing of insurance products through the available marketing channels must be documented in a cooperation agreement. Insurance companies must also obtain prior OJK approval before marketing insurance products through certain marketing channels. Under OJK Circular Letter No. 19/SEOJK.05/2020 regarding Marketing Channels for Insurance Products, dated October 2, 2020 (“CL No. 19”), as amended by OJK Circular Letter No. 30/SEOJK.05/2022 dated December 27, 2022, prior OJK approval is required for the following marketing channels: (i) bancassurance, (ii) sales force of branchless banking agents (agen bank penyelenggara laku pandai) and (iii) a cooperation with a non-bank business entity that utilizes the business entity’s electronic system. Failure to obtain OJK approval prior to the marketing of insurance products could lead to the imposition of administrative sanctions on the insurance company (though not the marketing channel entity), including written warnings, fines and revocation of its business license.

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

The penalties for non-compliance with the conditions of the licenses granted under the PPPTIA include revocation or suspension of the licenses and/or the imposition of financial penalties up to the amount of 10% of the licensee’s annual turnover or SGD 100,000 (approximately $76,000) per instance of non-compliance.

The penalties for non-compliance with the pricing policies put in place by the Public Transport Council include the imposition of fines of up to the amount of SGD 100,000 (approximately $76,000) and/or imprisonment for a term of up to six months.

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

The general penalties for non-compliance with the WSHA include the imposition of fines of up to SGD 500,000 (approximately $379,000) in the case of a body corporate. Further or other penalties may apply in the case of repeat offenses or specific offenses under the WSHA or its subsidiary legislation.

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

Insurance Agents

MAS regulates the insurance business in Singapore, insurers, insurance intermediaries and related institutions under the Insurance Act 1966 (the “IA”). A person that arranges contracts of insurance on behalf of insurers is likely to be construed as an insurance agent, and if so construed, must register with the General Insurance Association of Singapore (GIA)’s Agents’ Registration Board through the principal insurers that they wish to represent, unless exempt. Among other things, an insurance agent must operate under a written agreement, comply with certain pre-contract disclosures, act only for insurers entitled to carry on business in Singapore, and abide by other conduct of business requirements under Part 2B of the IA, and other relevant regulations and industry best practices. There are also minimum competency requirements that apply to insurance agents imposed on direct general insurers by way of Notices issued by the MAS (such as MAS Notice 211 Minimum and Best Practice Training and Competency Standards for Direct General Insurers). Non-compliance with the above could, depending on the specific requirement or offense, potentially result in sanctions by the MAS or other actions being taken, including fines or warnings, and criminal penalties for the relevant insurance agent and/or its officers.

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

The primary AML/CFT legislation in Singapore that are of general application are the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (the “CDSA”) and Terrorism (Suppression of Financing) Act 2002 (the “TSOFA”). The CDSA provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. The CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, financial institutions, non-financial institutions and individuals in Singapore are required to comply with financial sanction requirements in relation to individuals and entities designated by the United Nations. The MAS gives effect to targeted financial sanctions under the UN Security Council Resolutions through certain regulations issued pursuant to section 192 of the Financial Services and Markets Act 2022, which apply to all regulated financial institutions in Singapore.

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

The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the Singapore PDPA, including the DNC requirements. Organizations who contravene provisions of the Singapore PDPA may be liable for a financial penalty of up to SGD 1 million (approximately $758,000), or 10% of the organization’s annual local turnover, whichever is higher, and/or imprisonment.

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

Regulations on the Supervision of Digital Platform Services

The Royal Decree on the Supervision of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022) (the “ETDA Law”), issued by the Electronic Transactions Development Agency (the “ETDA”), was published in the Royal Gazette on December 23, 2022 and became effective on August 20, 2023. This regulation is aimed at regulating digital platform service providers who serve as electronic intermediary service providers connecting business operators with consumers, and requires applicable digital platform service providers to notify ETDA before commencing their businesses. Existing applicable digital platform service providers that wish to continue carrying on their businesses were required to notify ETDA by November 18, 2023. The ETDA Law also requires applicable digital platform service providers to comply with consumer protection obligations. In addition, ETDA may, based on the criteria prescribed under the ETDA Law, determine a digital platform service provider to be a “large digital service platform business,” which will have to comply with any additional obligations, including but not limited to establishing risk management, system security and crisis management safeguards and measures, appointing a compliance officer, and being subject to third-party audits.

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

We, as an existing applicable digital platform service provider, have notified the ETDA on October 31, 2023, under the categories of online marketplace for goods and services and advertising service. We have received certifications of notification for the online marketplace for goods and advertising service. However, the certification for the online marketplace for services remains pending.

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

Regulations on the Price of Goods and Services

The Notification of the Central Committee on the Prices of Goods and Services No. 9, B.E. 2566 (2023) Re: Prescribing Controlled Goods and Services, which became effective on July 1, 2023, specifies that online delivery services such as GrabExpress, GrabFood and GrabMart are controlled services. However, a regulation regarding the price of online delivery services has not yet been issued by the relevant authority. Therefore, food and package delivery services may be subject to price controls once the regulations on controlling prices are issued. Failure to comply with the regulation regarding the price of online delivery service could expose the offender and its responsible director to a fine of up to THB 100,000 (approximately $3,000), or imprisonment of up to five years, or both.

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

Failure to comply with prescribed method and procedure for debt collection activities may result in administrative fines of up to THB 100,000 (approximately $3,000) or criminal penalties (fines of up to THB 500,000 (approximately $15,000) and/or imprisonment for a term up to five years). With respect to certain matters, the relevant authority may initially order cessation of such activities or rectification within a specified period. Failure to comply with an order would result in administrative fines. The registration of a debt collection service may be revoked in the event that such debt collection operator (i) has been repeatedly conducting the same non-compliant activities with administrative penalties, or (ii) violates any provision with criminal penalties under the regulation. Directors or officers who are responsible for such non-compliant activities by the company are also liable to penalties for such offense.

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

In the event of a failure to comply with the AML obligations, the business operators shall be subject to a fine of up to THB 1 million (approximately $29,000) and up to THB 10,000 (approximately $300) for each day until rectification is made. In case of concealing facts or presenting false statements, or tipping off, there is a liability of up to two years or five years of imprisonment and a fine of THB 50,000 to THB 500,000 (approximately $1,500 to $15,000) or, in case of tipping-off, THB 100,000 (approximately $3,000).

In the case of failing to comply with the CTPF reporting obligations, the business operators shall be liable to a fine of up to THB 500,000 (approximately $15,000) and up to THB 5,000 (approximately $150) for each day until rectification is made, including their directors or responsible persons. In the case of not freezing the asset, the penalties shall be an imprisonment term of up to three years or a fine of up to THB 300,000 (approximately $9,000), or both.

Regulations on Computer Traffic Data Storage by Service Providers

The Notification of the Ministry of Digital Economy and Society (“MDES”) Re: Rules Concerning Computer Traffic Data Storage by Service Providers, B.E. 2564 (2021) (the “Notification”) came into effect on August 14, 2021 with a grace period until February 9, 2022. The Notification requires certain service providers to ensure the security of their stored computer traffic data and the stored data must be able to identify and authenticate individual users. Any service providers who fail to comply with the Notification may face a fine of up to THB 500,000 (approximately $15,000).

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

Regulations on Revenue Report

Thailand’s Revenue Department issued a notification requiring electronic platforms to report their revenue from business operators on their platform. The notification was promulgated on December 27, 2023 and came into effect on January 1, 2024. Electronic platforms are required to compile a “special account” containing information on the revenue received from each business operator on their platform (e.g., driver-partners and merchant-partners) and submit it to the Revenue Department through the department’s electronic reporting system within 150 days of the end of a fiscal year. This reporting requirement applies to electronic platforms registered in Thailand that have (or previously had, starting from the notification’s effective date) annual revenue exceeding THB 1 billion (approximately $29.1 million), except for electronic platforms under the supervision of the Bank of Thailand or the Office of the Securities and Exchange Commission.

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

An operator of a ride-hailing booking service is required to have an intermediation business license which would allow it to carry on the business of facilitating arrangements, bookings or transactions of a ride-hailing service. An intermediation business licensee, such as us, is (i) required to apply for a permit for each ride-hailing vehicle; (ii) required to ensure that a valid PUSPAKOM (i.e., ‘Pusat Pemeriksaan Kenderaan Komputer’ or Computerized Vehicle Inspection Center) inspection certificate is visibly displayed in each ride-hailing vehicle; and (iii) subject to various other business limitations and requirements, including limitations on surcharge rates and driver-partner commissions and requirements such as ensuring that each driver-partner, ride-hailing vehicle and passenger is covered by ride-hailing insurance. In the event an operator does not acquire the intermediation business license, this will be deemed as an offense and upon conviction, the offender is liable to a fine of up to MYR 500,000 (approximately $109,000) and/or imprisonment for a term up to three years. In addition to the listed offense, the license may be revoked by the authority due to non-compliance. Separately, a driver-partner of ride-hailing vehicles is required to hold a public service vehicles (“PSV”) license.

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

Approved issuers of e-money, such as us, are subject to various operational and ongoing compliance requirements including those set out in the “Electronic Money (E-Money)” Policy Documents issued by BNM on December 30, 2022 (“E-Money Policy Document”). These requirements relate to governance, operational and risk management requirements, information technology requirements and regulatory processes. In particular, BNM has issued the Policy Document on Risk Management in Technology and supplementary guidelines, which set out requirements in relation to cybersecurity and management of technology risk applicable to financial institutions including e-money issuers. An issuer of e-money is required to ensure that adequate security and operational safeguards are in place to mitigate any risks associated with the use of e-money within the specified wallet limit which must commensurate with the purpose and size of customer transactions, and an issuer of a large e-money scheme is required to deposit funds collected in exchange for the e-money issued in a trust account with a licensed financial institution in a timely manner. In general, the funds deposited in the trust account can be used only for refunds to users and payments to merchants. The E-Money Policy Document outlines requirements aimed at ensuring the safety and reliability of e-money and preserving customers’ and merchants’ confidence in using or accepting payments in e-money. Non-compliance with the above could result in penalties including loss of or restriction on the license, administrative financial penalties imposed by BNM, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and, in the case of officers, imprisonment for a term up to ten years.

Regulations on Digital Banks

Our digital banking joint venture in Malaysia, namely GXBank, is subject to the “Licensing Framework for Digital Banks” policy document issued by BNM on December 31, 2020 (“Digital Banks Policy Document”), which serves as an operational guideline for the establishment and operation of digital banks. Under the Digital Banks Policy Document, a licensed digital bank must ensure that it operates with an asset limit of MYR3 billion for a period of up to five years from the commencement of its operations (“Foundational Phase”). The licensed digital bank must also ensure that during the Foundational Phase it (i) maintains at all times a minimum amount of capital funds of MYR100 million unimpaired by losses; and (ii) complies with the regulatory requirements applicable to an existing licensed bank or licensed Islamic bank, except where specified otherwise in the Digital Banks Policy Document. Non-compliance with these requirements may result in enforcement action being taken by BNM against the licensed digital bank, including revocation of the digital bank’s license.

Regulations on BNPL Services

In respect of the provision of buy now pay later (“BNPL”) services, a task force, namely the Consumer Credit Oversight Board Task Force (“CCOB”), was set up in July 2021 to drive the enactment of an Act, namely the Credit Consumer Act (“CCA”), to regulate credit business and credit service business, which includes certain lending and BNPL services. The CCA is targeted for tabling to Parliament in the second quarter of 2024. The CCOB’s immediate focus will be on non-bank credit providers and service providers that are currently not subject to direct regulation by any authority.

Additionally, BNM has issued a policy document titled “Personal Financing” on December 15, 2023 (“Personal Financing Policy Document”), which sets out certain guidelines in relation to the provision of personal financing products, such as BNPL services, by financial service providers (“FSP”). As an issuer of e-money, we are an FSP that is subject to the standards and guidelines set out in the Personal Financing Policy Document. An FSP who is seeking to offer personal financing products such as a BNPL arrangement to consumers is subject to certain standards such as: (i) the tenure of the personal financing product shall not exceed ten years; (ii) prior to granting BNPL to a financial consumer, an FSP shall assess the financial consumer’s ability to make full repayment of the BNPL without resulting in undue financial hardship, which means that the FSP must at least consider the financial consumer’s repayment history on existing credit facilities; (iii) for a financial consumer who does not have any credit repayment history, an FSP shall evaluate the financial consumer’s repayment history on other recurring payment obligations, such as utility or telecommunication bills; (iv) an FSP shall not offer a BNPL facility to financial consumers who have been declared bankrupt; and (v) an FSP shall ensure that merchants do not set BNPL as the default payment option for financial consumers. Non-compliance with these standards may result in enforcement actions by BNM.

Regulations on Courier Services (GrabExpress)

The Postal Services Act 2012 (the “PSA”) provides for the licensing of postal services and the regulation of the postal services industry. The Malaysian Communications and Multimedia Commission (the “MCMC”) is responsible for overseeing and regulating the postal and courier services in Malaysia. The PSA provides for two forms of licenses: (i) a universal service license or (ii) a non-universal service license, for the provision of postal services on such terms and conditions as the Minister of Communications and Multimedia thinks fit and in accordance with the Act. “Universal service” means postal services, which include basic postal services determined by the MCMC to be provided to consumers throughout Malaysia, at the prescribed rates while “non-universal service” means postal services that may be provided to consumers at rates other than the prescribed rates of the universal service. There are three classes of non-universal service license, i.e., Class A (provision of international and domestic courier service in Malaysia), Class B (provision of international inbound courier service and domestic courier service in Malaysia) and Class C (to provide for intra-state domestic courier service in Malaysia). The PSA contains, among others, principles on rates settings, general competition practices and provisions on consumer protection that are applicable to postal services licensees. Under Section 14 of the PSA, if a licensee fails to comply with the conditions of a license issued by MCMC under the PSA, the licensee shall upon conviction be liable to pay a fine of up to MYR 300,000 (approximately $65,000) and/or imprisonment for a term up to three years. Section 17 of the PSA, on the other hand, empowers the minister to suspend or revoke the license if the licensee fails to comply with the provision of the Act or the provision of the conditions stipulated in the license. Section 16 of the PSA prohibits the assignment and transfer of license, where upon conviction, the offender would be liable to pay a fine of up to MYR 500,000 (approximately $109,000) and/or imprisonment for a term up to five years.

In a public consultation document published on July 5, 2021, MCMC states that it plans to introduce a new courier licensing policy and framework based on the guiding principles of, among others, moving from laissez-faire to sustainability model, taking a risk-based approach, having a fair licensing fee structure and being data driven. The public consultation document also proposes three new classes for courier service licenses, namely N-Courier (for national delivery service), U-Courier (for urban delivery service) and I-Courier (for pick-up drop off points and intermediary service). For each of these classes of courier service licenses, certain criteria would need to be met such as minimum paid-up capital requirements and even a majority local equity requirement for N-Courier licensees. Other than the new classes of licenses, the public consultation document also proposes a new annual license fee model and introduces new special license conditions. Based on the public consultation document, all existing licensees are proposed to be migrated to the new licensing framework by December 31, 2022 even though the tenure of their existing licenses have yet to expire. However, to date, this new licensing policy and framework has not been implemented and the existing framework remains applicable.

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

Competition Law

The Competition Act 2010 applies to all commercial activities which have an effect on competition in any market in Malaysia, whether such activities are carried out within or outside Malaysia. The Competition Act 2010 is generally enforced by the Malaysia Competition Commission, save for competition issues arising in specific sectors (such as the telecommunications sector, the aviation sector and the energy sector, which are regulated by other regulators). Infringements of prohibitions of anti-competitive practices pursuant to Section 40 of the Competition Act 2010 may result in, among other things, the imposition of a financial penalty of up to 10% of the worldwide turnover of the enterprise for the period during which the infringement occurred. The Malaysia Competition Commission may also take other actions, including issuing cease-and-desist orders. The general penalty pursuant to Section 61 of the Competition Act 2010 is a (a) fine of up to MYR 5 million (approximately $1.1 million), and for a second or subsequent offense, to a fine of up to MYR 10 million (approximately $2.2 million); or (b) if such person is not a body corporate, to a fine of up to MYR 1 million (approximately $218,000) and/or imprisonment for a term up to five years, and for a second or subsequent offense, to a fine of up to MYR 2 million (approximately $435,000) and/or imprisonment for a term up to five years.

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
In case of a breach of the Malaysia PDPA, the Personal Data Protection Commission may impose a fine of up to MYR 500,000 (approximately $109,000) and/or an imprisonment for a term of up to three years.

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

Commonwealth Act No. 146, as amended (the “Public Service Act”), lists common carriers in the definition of the term “public service.” On March 21, 2022, Republic Act No. 11659 amending the Public Service Act was signed into law (the “PSA Amendment”), and became effective in the following month. The PSA Amendment provides for an exclusive enumeration of what constitutes a public utility and states that “[n]o other person shall be deemed a public utility unless otherwise subsequently declared by law.” Under Section 4 of the PSA Amendment, only the following are public utilities: (i) distribution of electricity; (ii) transmission of electricity; (iii) petroleum and petroleum products pipeline transmission systems; (iv) water pipeline distribution systems and wastewater pipeline systems, including sewerage pipeline systems; (v) seaports; and (vi) public utility vehicles (but excluding transport vehicles accredited with and operating through TNCs such as TNVSs). The law expressly provides that “[n]otwithstanding any law to the contrary, nationality requirements shall not be imposed by the relevant administrative agencies on any public service not classified as a public utility.” Thus, those not classified as public utility are public services not subject to foreign ownership restrictions except those applicable to (i) entities controlled by or acting on behalf of foreign governments or foreign-state owned enterprises, and (ii) sovereign wealth funds and independent pensions funds of each state. Foreigners may fully own and control key industries across economic sectors except public utilities. The implementing rules to the PSA Amendment was published on March 20, 2023 and took effect on April 4, 2023.

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

Ride-hailing Industry

Under Department of Transportation Order No. 2018-13 dated June 11, 2018, TNCs and the accredited TNVS are deemed as engaging in the operation of a public utility, and are thus subject to the foreign ownership restriction under the Philippine Constitution. This has been superseded, however, by the PSA Amendment, which effectively removed the foreign ownership restrictions for TNCs and transport vehicles accredited and operating through TNCs.

TNCs are required to secure a Certificate of TNC Accreditation from LTFRB, while TNVSs are required to secure a Certificate of Public Convenience from the LTFRB. Any violation or non-compliance by a TNC and a TNVS of any guidelines set by the LTFRB shall be a ground for imposition of administrative fines, suspension, or cancellation of accreditation.

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

Motorcycle-hailing Applications

Under Republic Act No. 4136 (the “Land Transportation and Traffic Code”), motorcycles shall not be used for hire and shall not be used to solicit, accept, or be used to transport passengers or freight for pay. Further, the Omnibus Guidelines on the Planning and Identification of Public Road Transportation Services and Franchise Issuance dated June 19, 2017, of the Department of Transportation, exclude motorcycles from the allowable vehicles to be used as a TNVS. In 2019, the Motorcycle Taxi Technical Working Group (“TWG”) implemented a pilot run for motorcycle taxis that ended in January 2020 but was resumed on November 23, 2020. There is currently no official end date of the pilot. The Certificate of Compliance issued to motorcycle TNCs, including for our two-wheel mobility offerings, will be valid for the duration of the pilot run unless sooner revoked. In Department Order (DO) No. 2022-021, Department of Transportation, under the new administration following the 2022 Presidential elections, reconstituted and reconvened the TWG to oversee and monitor the continuous pilot implementation of motorcycle taxi operations. As of December 2023, the TWG is considering expanding the pilot to cover more key cities and provinces, and to include more companies in the pilot study.

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

Regulations on E-marketplace operators

Republic Act No. 11967, or the Internet Transactions Act (“ITA”), took effect on December 20, 2023 with an 18-month transitory period for affected online merchants, e-retailers, e-marketplaces, and other digital platforms to comply with the new requirements. Save for certain exceptions, the ITA governs all business-to-business and business-to-consumer internet transactions where one of the parties is situated in the Philippines or where the online merchant, e-retailer, e-marketplace or digital platform is availing of the Philippine market and has minimum contacts in the market.

E-marketplace refers to digital platforms whose business is to connect online consumers with online merchants, facilitate and conclude sales, process the payment of products, goods or services through the platform, facilitate the shipment of goods or provide logistics services and post-purchase support within such platforms, and otherwise retains oversight over the consummation of the transaction. An internet transaction refers to the sale or lease of digital or non-digital goods and services over the internet. Our GrabFood and GrabMart offerings in the Philippines are subject to the ITA.

The ITA impose obligations on e-marketplaces including: (a) ensuring that the internet transactions on their platform: (i) are clearly identifiable as an e-commerce transaction; (ii) identifying the persons on whose behalf the e-commerce transaction is made; and (iii) identifying any promotional offer, and that conditions required to qualify for it are accessible, clear, and unambiguous; (b) requiring, as far as practicable, all online merchants, whether foreign or Filipino, to submit certain information before listing with their platforms and publishing the same on the platform; (c) maintaining a list of all online merchants registered under their platform; (d) taking the necessary precautions to protect the data privacy of consumers; (e) prohibiting the sale of regulated goods unless they provide the necessary permits and license information, and contractually obligating their compliance with sale procedures and limitations; (f) providing an effective and responsive redress mechanism for online consumers and online merchants to report a user or information posted on the platform that are deemed in violation of relevant laws; and (g) requiring all online merchants to clearly indicate the name and brand of the goods or services, price, description, and condition in their product offers online, regardless of the nature of the goods and services.

E-marketplaces and digital platforms facilitating such transactions are subsidiarily liable if they fail to meet obligations, including exercising diligence, promptly addressing intellectual property infringements, or providing contact details of online merchants without legal presence in the Philippines.

E-marketplaces or digital platforms shall be solidarily liable if it fails, after notice, to act expeditiously to remove, or disable access to goods or services appearing on its platform that are prohibited by law, imminently injurious, unsafe, or dangerous. E-marketplaces or digital platforms will not be held liable for their reliance in good faith on an online merchant’s representations, warranties, or submitted registration documents even if such information or documents are later proved to be inaccurate, false, or untrue. However, the e-marketplace or digital platform must show evidence of good faith and that reasonable effort was exerted to ascertain and maintain the accuracy, authenticity and veracity of the documents or information submitted.

Regulations on Electronic Money Issuers and Payment Services Operators

The BSP, or the central monetary authority of the Philippines, regulates the issuance of electronic money and the operations of electronic money issuers ("EMIs") such as us due to our GrabPay offering in the Philippines. BSP Circular No. 1166, series of 2023 (“EMI Circular”) defines E-money as referring to an electronically-stored monetary value that is: (i) maintained in a non-interest-bearing non-deposit transaction account; (ii) denominated in or pegged to Philippine Peso or other foreign currencies; (iii) pre-funded by customers to enable payment transactions; (iv) accepted as a means of payment by the issuer and by other persons or entities including merchants/sellers; (v) issued against receipt of funds of an amount equal to the monetary value issued; (vi) represented by a claim on its issuer; and (vii) withdrawable in cash or cash equivalent or transferable to other accounts/instruments that are withdrawable in cash. Prior BSP approval is required before operating as an EMI. Any violation of or non-compliance with the National Payments Act or any guidelines set by the BSP shall be a basis for imposition of administrative or civil fines of up to PHP 2 million (approximately $36,000), suspension of directors and officers, revocation of authority, and possible imprisonment for a term up to 10 years.

Since December 16, 2021, the BSP has imposed a two-year moratorium on the issuance of EMI licenses to non-banks in order to monitor existing market players in the e-money landscape and to assess their impact on the financial ecosystem. For EMI applicants who were unable to submit their application before the December 15, 2021 deadline, the BSP allows them to continue to participate in the digital payments ecosystem by applying for an exception under the Regulatory Sandbox Framework (the “Framework”). Under this Framework, applicants must meet eligibility standards to be able to participate in the regulatory sandbox. This moratorium, however, does not affect existing EMI license holders such as GrabPay. The Monetary Board, in its Resolution No. 1598 dated December 7, 2023, approved the extension of the moratorium until December 15, 2024. However, exceptions may still be granted to applications made by non-bank EMIs if they involve (i) new business models; (ii) unserved, targeted niches, and/or (iii) new technologies to be processed through the regulatory sandbox approach.

Under the EMI Circular, EMIs are classified as “large scale” or “small scale,” depending on whether or not the 12-month average value of aggregated inflow and outflow transactions is equal to or greater than PHP 25 billion (approximately $451.3 million). The EMI Circular requires, among other things, “large scale EMIs” to have a minimum capitalization of PHP 200 million (approximately $3.6 million), and “small scale EMIs” to have a minimum capitalization of PHP100 million (approximately $1.8 million). The EMI Circular also requires EMIs to comply with BSP regulations related to electronic payment and financial services, including anti-money laundering and corporate governance measures. Furthermore, the EMI Circular imposes stricter disclosure, notification and reporting obligations on EMIs.

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

On March 1, 2022, the Philippine SEC issued SEC Memorandum Circular No. 3, series of 2022, which requires all financing companies and lending companies, whether or not offering loans covered by the ceiling on interest rates, to submit an impact evaluation report on or before January 15 of each year beginning in 2023 using the form prescribed in the SEC website. It also requires financing companies and lending companies to submit a business plan indicating the company’s loan products and services as well as the applicable pricing parameters within 60 days from the date of issuance of their certificate of authority to operate. Noncompliance with the requirements may result in the imposition of administrative fines, suspension or revocation of the certificate of authority to operate.

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

On March 1, 2022, the BSP issued BSP Circular No. 1138, Series of 2022, which provides for the regulatory reporting standards for OPS. Under the regulations, an OPS must have in place a reporting system which follows minimum functionalities required by the BSP under both business-as-usual and stressed conditions. Non-compliance with the reporting standards could result in the imposition of monetary sanctions against the OPS and sanctions against the officers and/or the board of the OPS.

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

Regulations on Insurance

The applicable laws governing insurance contracts and matters related to insurance business are Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines. The Insurance Code mandates that only persons duly licensed by the Insurance Commission, such as insurance agents and brokers, may engage in the solicitation or procurement of applications for insurance. No person shall act as an insurance agent unless they have first secured from the Insurance Commission a license to act as an insurance agent, which must be renewed every three years thereafter. Acting as an insurance agent without authority is unlawful and is penalized by fine of up to PHP 250,000 (approximately $5,000) and/or imprisonment for a term up to six months. Microinsurance agents/brokers must likewise be licensed by the Insurance Commission and must comply with Insurance Commission Circular Letter No. 2015-54 dated October 16, 2015 (Adoption and Implementation of Enhanced Microinsurance Regulatory Framework).

Regulations on Personal Data Protection

The Republic Act No. 10173 (the “Data Privacy Act of 2012” or the “DPA”), its implementing rules and regulations, and the issuances of the National Privacy Commission (the “NPC”) govern the processing of all types of personal and sensitive personal information (collectively, “personal data”). The DPA applies to any natural or juridical person involved in the personal information processing such as personal information controllers and processors who, although not found or established in the Philippines, use equipment that are located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The DPA expressly requires that, before a personal information controller (the “PIC”) or processor (the “PIP”) can collate, process, and then use or share personal data, the personal information controller or processor must have a lawful criterion or basis for processing, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data) and contract fulfillment.

The DPA and its implementing rules require PICs and PIPs to have a data protection officer or compliance officer. A PIC or PIP must also register their data processing systems with the NPC if (a) it employs at least 250 persons, (b) it employs less than 250 persons but the processing undertaken is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, (c) it involves the processing of sensitive personal information of at least 1,000 individuals or (d) the processing involves automated decision making or profiling, pursuant to NPC Circular No. 2022-04. The data protection officer or compliance officer shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security.

In the course of their data processing activities, PICs and PIPs must implement appropriate technical, physical and organizational security measures including the conduct of privacy impact assessments, whenever applicable.

PICs and PIPs are also required to constitute a data breach response team. The team must be ready to assess and evaluate security incidents and data breaches, restore integrity to the information and communications system, mitigate and remediate any resulting damage, and comply with data breach reporting requirements and proper documentation under NPC Circular No. 2016-03.

The NPC may impose administrative fines for data privacy infractions committed by PICs and PIPs. Fines range from 0.5% to 3% of the annual gross income of such controllers or processors for grave violations, 0.25% to 2% of such income for major violations, to PHP 50,000 (approximately $900) to PHP 200,000 (approximately $3,600) for other violations. In addition, courts of law may impose a maximum penalty of up to PHP 5 million (approximately $90,000) and/or imprisonment for a term up to seven years for data privacy violations.

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

Regulations on Competition Law

The Philippine Competition Act (the “PCA”) is the primary competition policy of the Philippines. It came into effect on August 8, 2015, and was enacted to provide free and fair competition in trade, industry and all commercial economic activities. The PCA prohibits practices that restrict market competition through anti-competitive agreements or conduct and abuse of a dominant position, and requires parties to notify and obtain clearance for certain mergers and acquisitions. The PCA prescribes administrative fines of up to PHP 275 million (approximately $5.0 million) and criminal penalties of imprisonment for a term up to seven years for violations of its provisions.

The PCA also requires compulsory notification of mergers and acquisitions which meet certain thresholds. Starting on March 1, 2024, the new thresholds are PHP 7.8 billion (approximately $140 million) for the “size of party test” and PHP 3.2 billion (approximately $57 million) for the “size of transaction test.” These thresholds are subject to annual adjustment based on the Gross Domestic Product of the Philippines.

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

Any investment activities which are not compliant with the Law on Investment and its sub-law guidance may cause a company to be subject to fines and certain remedial measures. For example, investing in any prohibited business sectors may lead to a fine of up to VND 300 million (approximately $12,000), compulsory termination of the investment activities and return of illegitimate profits earned from such violated activities.

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

Failure to comply with the aforesaid registration or notification procedures, as applicable, may result in the imposition of a fine of up to VND 60 million (approximately $2,000).

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

Decree 09 also provides an exemption from the requirement to obtain a trading license for FIEs which have obtained an enterprise registration certificate, an investment registration certificate or equivalent documents prior to the effective date of Decree 09 for their trading rights in accordance with Vietnamese law. Those FIEs can continue carrying out their trading activities as previously approved but certain changes including, among others, scope of trading operations, shareholding or legal representative could require the company to apply for a trading license. Due to changes in enterprise information, which requires obtaining a trading license, we are in the process of obtaining one under Decree 09. Failure to obtain a trading license may result in a fine of up to VND 30 million (approximately $1,000) and/or return of all the profits earned from activities conducted without a proper license.

Starting on January 1, 2022, foreign investment in e-commerce is subject to discretionary approval of competent licensing authorities (in contrast to “matter of course” approval). In particular, (i) a foreign investor can invest in e-commerce services by either setting up a new entity or acquiring shares/equity interest of an existing e-commerce entity; and (ii) in addition to consensus of the MOIT, an appraisal of the Ministry of Public Security (“MPS”) is also required for national security purpose if the foreign investor currently has “control” in at least one e-commerce entity holding a “top 5” position in the Vietnam e-commerce market as announced by the MOIT. However, the MOIT has not announced such top 5 list for the year 2024.

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

Automobile Transport Services

Starting from April 1, 2020, any company who provides a software application supporting automobile transport connection, which includes our four-wheel offerings, shall be regulated by Decree No. 10/2020/ND-CP on automobile transport business and business conditions, as amended in 2022 (“Decree 10”). Under Decree 10, if a software application company is directly involved in deciding the transport booking fares, it is required to obtain an automobile transport business license as issued by the provincial Department of Transport where its head office is located. Decree 10 further provides that in the case two or more transport service providers cooperate to operate a transport business, they must enter into a business cooperation agreement which specifies the responsibilities of the parties, including with respect to direct management of automobile vehicles and drivers for freight and passenger transport and booking fares.

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

Motorcycle Transport Service

Under Circular No. 08/2009/TT-BGTVT, as amended in 2014 (“Circular 08”), individuals are entitled to use motorcycles to provide freight and passenger transport services (such as our two-wheel mobility, GrabFood, GrabMart and GrabExpress) upon satisfaction of certain conditions, including (i) having a badge/sign or uniform provided by the relevant provincial People’s Committee in order to be identified among other traffic participants; and (ii) having a valid driver’s license. However, currently, Vietnamese law does not have specific regulations covering companies providing a software application supporting motorcycle transport connection and therefore, Decree 52 applies to this activity. Therefore, in case of non-compliance, the regulations in the e-commerce sector will apply.

Collection of Payment for Booked Goods and Services by Users

For our mobility and food delivery segments, users booking through a ride-hailing booking services company’s websites or mobile applications make payment for booked goods or services by way of non-cash payment with a credit card, debit card or e-wallet (through intermediary payment service providers appointed by the e-commerce platform service providers) or in cash (through the goods delivery service provider as appointed by the e-commerce platform service providers). Under Decree No. 101/2012/ND-CP on non-cash payments, as last amended in 2019 (“Decree 101”), the authorized collection service can be performed through a bank account (account-based cashless payment service) or a non-account-based cashless payment service. In addition to banks, people’s credit funds and micro-finance institutions, certain non-banking entities may be approved by the State Bank of Vietnam, or the SBV, on a case-by-case basis, to provide account-based cashless payment services and non-account-based cashless payment services.

Food Deliveries and Package Deliveries

Under the Law on Post No. 49/2010/QH12 and Decree No. 47/2011/ND-CP providing details for implementation of Law on Post, as amended in 2018 and 2022 (“Decree 47”), postal activities include activities, among others, (i) delivery of mails and paper documents, and (ii) delivery of goods parcel and package (such as GrabExpress). Vietnamese postal regulations require entities and individuals providing delivery or postal services (except, among others, individuals providing the services free of charge) to obtain a postal license or certificate on postal operation notification, depending on weight and type of items being delivered as well as territory in which the postal service provider operates. Failure to obtain the postal license or certificate on postal operation notification shall be subject to fines of up to VND 30 million (approximately $1,000), return of all profits earned from the activities without proper license or notification, and/or suspension or termination of the services.

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

Food Processing (including Food Packaging Service) and Trading (i.e., Food Wholesale and Retail)

Processing of food is mainly regulated by Law on Food Safety, Decree 15/2018/ND-CP, which provides details for the implementation of Law on Food Safety, as last amended in 2019, and its guiding local documents. Food processing must be conducted with a Certificate of Eligibility of Food Hygiene and Safety Requirement (the “Food Safety Certificate”) issued by (i) the Ministry of Agriculture and Rural Development (“MARD”) or its subordinate agency (i.e., Department of Agriculture and Rural Development (“DARD”)) or (ii) MOIT or its subordinate agency DOIT, or Ho Chi Minh City’s People’s Committee and its designated agency Food Safety Department of Ho Chi Minh City, depending on the kind of food products and trade as well as scale of production. The term of Food Safety Certificate is three years and any renewal must be conducted at least six months prior to the expiry date. A company engaging in producing and trading food may be exempted from obtaining a Food Safety Certificate if such company has already obtained one of GMP, HACCP, ISO 22000, IFS, BRC, FESS 22000 or an equivalent certificate. We have obtained a Food Safety Certificate that is valid until April 7, 2025.

Failure to obtain a Food Safety Certificate shall lead to administrative fines of up to VND 40 million (approximately $2,000) for each location involved in producing and/or selling foods. In addition, food produced by the unlicensed establishment will be recalled and the company will be compelled to change the use purpose, or to recycle or dispose of the recalled foods.

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

Financial Segment (including e-payment service and insurance business)

Intermediary payment services are mainly regulated by Law on Prevention of Money Laundering No. 14/2022/QH15, Decree 101 and its guiding local documents. Under Decree 101, intermediary payment services include, among others, e-wallet, e-payment gateway and other supporting payment services. Non-financial companies that wish to provide intermediary payment services are required to satisfy certain requirements, among others, having a minimum charter capital of VND 50 billion (approximately $2.1 million) and qualification and experience requirements for the service providers’ managers, and then must obtain a license for intermediary payment services from the SBV (“IPS License”), which has a 10-year term. Changes in scope must be approved by the SBV prior to its effectiveness. Non-compliance with the above could potentially result in penalties including loss of, or restriction on, the license, compulsory return of illegitimate profits earned, and/or administration fines of up to VND 500 million (approximately $21,000) for each instance of non-compliance, imposed by the State Bank of Vietnam.

A company engaging in insurance agency service is required to satisfy certain requirements including, among others, execution of the insurance agency agreement with the insurer, and having, by July 1, 2024, at least three Vietnamese staff members residing in Vietnam from 18 years of age or above and holding an insurance agency certificate issued by an institution licensed by the Ministry of Finance. Non-compliance with the above could potentially result in penalties including loss of or restriction on the license, compulsory return of illegitimate profits earned, and/or administrative monetary penalties imposed by the Ministry of Finance against the company and/or its officers of up to VND 140 million (approximately $6,000) for each instance of non-compliance.

Vietnamese Competition Law

Competition Law No. 23/2018/QH14 (“Competition Law”) is envisaged to be primarily administered under the jurisdiction of the MOIT and the Viet Nam Competition Commission (“VCC”). The VCC was established on April 1, 2023, and its chairman has been appointed by the Prime Minister. In addition to anti-competitive conduct and abuse of dominance, the VCC will oversee merger control in Vietnam, i.e., any transaction considered to be an economic concentration that reaches certain reportable thresholds based on the size of transaction, total assets in Vietnam, total sales (or total purchase volume) in Vietnam, and market share, requires a notification of economic concentration and regulatory consent prior to signing of the transactional documents. For economic concentration implemented outside of Vietnamese territory, the thresholds taken into account are total assets in Vietnam, total sales or purchases generated in Vietnam and market share in Vietnam. The Competition Law provides a two-phase appraisal process of a merger filing: (i) preliminary appraisal and (ii) official appraisal. The preliminary appraisal phase may take up to 30 days from the filing date but may be prolonged. A transaction that does not qualify for any of the safe harbors in the preliminary appraisal will undergo the official appraisal phase which takes up to 90 – 150 days, which may be extended at the regulator’s discretion. After the official appraisal phase, Vietnamese authorities may decide to conditionally allow, allow or prohibit the transaction.

Non-compliance with the notification to VCC before carrying out the execution of merger agreement under the transaction that is determined as an economic concentration may result in a fine from 1% to 5% of the total revenue in the relevant market(s) in the preceding financial year of each violating enterprise that is involved in the transaction. Similarly, the violations on anti-competitive agreements or abuse of dominance shall be subject to a fine amounting to 1% to 10% of the total revenue in the relevant(s) market in the preceding financial year. Based on the severity of the violations, the enterprises may also be subject to criminal liabilities, which include a monetary fine from VND 1 billion to VND 5 billion (approximately $41,000 to $206,000) or the involved business may be suspended for six months to two years; they might also be banned from operating in certain fields or raising capital for one to three years. Additionally, the person who commits the violations will also be subject to imprisonment for a term up to five years.

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

On June 20, 2023, the National Assembly of Vietnam adopted the new Law on Protection of Consumers’ Rights (“New LPCR”), which will replace the existing Law on Protection of Consumers’ Rights starting on July 1, 2024. The New LPCR aims to further strengthen consumer protection in Vietnam. It seeks to impose mandatory obligations on entities, particularly prominent technology corporations, engaged in targeted marketing data collection with significant bargaining power. Among other provisions, operators of large digital platforms, subject to government guidance yet to be issued, will face additional obligations. These include establishing an advertising storage system using algorithms to target consumers or specific groups, periodically evaluating content moderation activities, algorithmic system usage, and advertising targeting consumers or specific groups, as well as assessing the implementation of regulations on handling fake accounts and the use of artificial intelligence.

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

The Decree on Personal Data Protection (Decree No. 13/2023/ND-CP) (“PDPD”) came into effect on July 1, 2023 and is considered to be a unified set of regulations on personal data protection. This Decree still requires broader implementation and there is expected to be a period of uncertainty until detailed guidance is provided. Generally, any person, or organization collecting or processing personal information is obligated to notify the data subjects on, among others, its purposes for processing such data, processing methods, unexpected consequences or damages that are likely to occur from the processing of their personal information, and specific timing for the data processing. Any collection, publication, processing, transfer to a third party, or any other use of a data subject’s personal information requires prior consent of such data subject. Such consent must be clearly and specifically expressed, such as in writing, by voice, by ticking of a consent box, and must be verifiable. The data subject is entitled to access and directly update or modify its respective information. Unless such actions are restricted by law, upon request made by the data subject, respective information must be removed within 72 hours, and updates or modifications must be done as soon as possible. In cases where the data cannot be updated or modified, the data controller and processor must notify the data subject within 72 hours of receipt. Impact assessments must be performed for all processing activities, as well as cross border transfers.

Failure to comply with prevailing data protection provisions may lead to a fine of up to VND70 million (approximately $3,000) according to Decree No. 15/2020/ND-CP, as amended in 2022. Under the Criminal Code No. 100/2015/QH13, as amended in 2017, serious violation of personal information may lead to criminal proceedings, including a fine of up to VND 1 billion (approximately $41,000) or imprisonment for a term up to seven years. The offender may also be prohibited from taking on certain roles for a term up to five years.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Vietnam’s Law on the Prevention of Money Laundering contains anti-money laundering and prevention of terrorism financing regulations and applies to all financial institutions and certain non-financial institutions engaged in specific business activities, which include payment services. The Department of Anti-Money Laundering established under the SBV monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions, suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-client procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which include foreign individuals on the list of “politically influenced persons” published by the SBV, or individuals or entities conducting transactions using new technologies (i.e., technology enabling such individuals or entities to conduct transactions without meeting in person with a member or staff of the bank). Non-compliance with the law on the prevention of money laundering may subject the company to administrative fines of up to VND 1 billion (approximately $41,000), and to remedial measures of suspension or dismissal from management, executive, or controlling positions, or criminal sanctions according to the severity of the violation.

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

•
In Malaysia, we own 50% of the voting shares in Jaya Grocer outright. The balance of the voting shares are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by one of our employees. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability or right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. We also have a call option that provides us with the right, to the extent permitted by local law, to acquire the Jaya Grocer shares held by the Malaysian local partner and also a power of attorney that provides us with the right to direct the transfer of the shares of the Malaysian local partner (and therefore, indirectly, its shares in Jaya Grocer), to the extent permitted by local law, in the event of a default under the subscription agreement of the preference shares with the Malaysian local partner.

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
100%
AA Holdings Inc.
(Cayman Islands)
April 25, 2019
Jaya Grocer Holdings Sdn. Bhd. (5)
(Malaysia)
April 29, 2016
Grab Inc.
(Cayman Islands)
February 17, 2015
100%
A6 Holdings Inc.
(Cayman Islands)
April 26, 2019
100%
GPay Network (S) Pte. Ltd.
(Singapore)
August 8, 2017
100%
GP Network Asia Pte. Ltd.
(Singapore)
January 23, 2017
17.2%
82.8%
PT Bumi Cakrawala Perkasa(1)
(Indonesia)
January 11, 2011
100%
GrabTaxi Holdings Pte. Ltd.
(Singapore)
June 14, 2013
100%
GrabCar Pte. Ltd.
(Singapore)
September 11, 2014
100%
Grab Rentals Pte. Ltd.
(Singapore)
June 23, 2016
51%
49%
PT Teknologi Pengangkutan Indonesia(1)
(Indonesia)
July 24, 2014
94.1%
PT Grab Teknologi Indonesia(1)
(Indonesia)
August 12, 2015
56.9%
0.001%
43.1%
PT Kudo Teknologi Indonesia
(Indonesia)
June 27, 2014
49%
PT Solusi Pengiriman Indonesia(1)
(Indonesia)
March 27, 2017
51%
49%
Grab Company Limited(2)
(Vietnam)
February 14, 2014
51%
40%
Grab PH Holdings Inc.(4)
(Philippines)
November 8, 2019
60%
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
(4)
Philippines: Our four wheel-mobility and delivery businesses are each conducted through a Philippine operating entity (including, in the case of our four wheel-mobility business, MyTaxi.PH, Inc.), the shares of which are 40% owned by us, with the balance owned by a Philippine holding company. The shares of the Philippine holding company are 40% legal and/or beneficially owned by us, with the balance 60% of the shares held by an entity owned by a Philippine national who is a director of certain of our Philippine operating entities, including MyTaxi.PH, Inc. Through contractual rights with the Philippine shareholder together with certain other rights, we are able to consolidate the financial results of our Philippine operating entities in our consolidated financial statements in accordance with IFRS. The non-controlling interest of the Philippine shareholder is accounted for in our consolidated financial statements.
(5)
Malaysia: In Malaysia, we operate Jaya Grocer, a mass-premium supermarket chain in Malaysia, through Jaya Grocer Holdings Sdn. Bhd. We own 50% of the voting shares in Jaya Grocer outright. The balance of the voting shares are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by one of our employees. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability to right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. Through contractual rights with the Malaysian local partner together with certain other rights, we are able to consolidate the financial results of Jaya Grocer in our consolidated financial statements in accordance with IFRS.

D.
Property, Plants and Equipment

We are dual-headquartered in Singapore and Indonesia. Our corporate headquarters in Singapore is located in 3 Media Close, #01-03/06, Singapore 138498, and our corporate headquarters in Indonesia is located at South Quarter Tower C, Mezzanine and 7th Floor, Jl. R.A. Kartini Kav. 8, Cilandak Barat, Cilandak, Jakarta Selatan, DKI Jakarta 12430, Indonesia. Our lease agreement for our Singapore headquarters has a term that expires in July 2032. Our Singapore headquarters is home to the largest of our ten research and development centers and can house up to 3,000 employees. As of December 31, 2023, we leased office facilities around the world totaling over 112,400 square meters, and we also have local offices in each of our markets outside of Singapore, including Indonesia, Malaysia, Thailand, Vietnam, the Philippines, Cambodia and Myanmar. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

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

Significant Events During the Fiscal Years Covered by this Annual Report

Impact of COVID-19

In the recent past, the COVID-19 pandemic globally resulted in loss of life, business closures, restrictions on travel, and widespread cancellation of social gatherings, which impacted our business, and impaired the fair value of certain of our investments, goodwill and the recoverable value of our vehicles. In particular, the COVID-19 pandemic had a material adverse impact on certain parts of our business in 2021 and 2022.

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

In 2022, we continued to experience the impact of the COVID-19 pandemic on our business segments. For our mobility segment, the easing of movement control orders and cross-border and domestic travel restrictions drove its GMV and revenue growth as consumers started to resume their daily commute and traveling. Despite the resumption of dine-in by consumers, our deliveries segment experienced an increase in food delivery demand as compared to 2021. Our financial services segment continued to experience significant year-on-year pre-Interco TPV growth and revenue growth, primarily attributed to higher contributions from our lending business, and lowered incentives as a percentage of GMV.

As of the date of this annual report, our overall operating environment has largely stabilized from the impact of COVID-19 pandemic. However, uncertainty remains over the emergence of new COVID-19 variants that may once again impact our business. See “Item 3. Key Information—D. Risk Factors—The COVID-19 pandemic materially impacted our business in the recent past, and it or other pandemics or public health threats could adversely affect our business, financial condition, results of operations and prospects.”

Completion of Business Combination

On December 1, 2021, we completed the Business Combination and the PIPE Financing. On December 2, 2021, our Class A Ordinary Shares and Warrants commenced trading on the NASDAQ, under the symbols “GRAB” and “GRABW”, respectively.

Acquisition of majority economic interest in Jaya Grocer

On January 31, 2022, we completed the acquisition of a majority economic interest in Jaya Grocer, a leading supermarket chain in Malaysia. The acquisition enables us to bring more Jaya Grocer retail stores onto our marketplace, while also leveraging Jaya Grocer’s large supplier network to further expand our GrabSupermarket product line at lower costs. This in turn contributes to improved unit economics and overall affordability of our grocery product offering.

Key Factors Affecting Our Performance

Our ability to grow and engage platform consumers

The number of platform consumers, which we measure by MTUs, is a key driver of the activity on our platform and the scale of our business. More consumers accessing offerings on our platform not only drives increased revenue, but contributes to powerful synergies that accelerate with scale. We expect platform consumers to grow as the value offered to them on our platform increases through product innovation, improved user experience, and more offerings. Building on our brand and category leadership across online food delivery, mobility and e-wallet payments, we expect platform consumers to grow organically. We also intend to continue to use promotions to attract consumers to our platform base and to engage MTUs. Our GrabUnlimited subscription, GrabRewards, Jaya Grocer loyalty program and OVO rewards loyalty programs are important components of our consumer retention strategy, encouraging consumers to continue transacting on our platform. Our newly launched digital banking services in Singapore and Malaysia through GXS Bank and GXBank, respectively, enables us to improve financial inclusion in these countries.

We believe platform consumers will increase their usage and spending on services offered through our platform as they discover additional features and offerings, and as they choose to incorporate them more deeply into their daily lives. In addition, we expect usage and spending to increase as we grow our platform, benefiting our driver- and merchant-partners.

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

We have also created the GrabForGood Fund, an endowment fund that supports programs that promote longer term socioeconomic mobility and improvement of quality of life of our driver- and merchant-partners, as well as that of the broader Southeast Asia community. This includes three core focuses on education, partner community care and climate disaster relief. In 2023, we rolled out an education program called GrabScholar in Indonesia and the Philippines, supporting over 1,000 school-going children and 21 undergraduate scholars a year. Recipients are mainly our driver-partners or their direct family members.

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

Our ability to realize operating leverage on our platform

Since our founding, we have established numerous touch points with consumers, which allows us to facilitate a broad range of additional services through our platform. We believe we can leverage our platform and ecosystem to roll out new offerings rapidly and efficiently. For example, we launched our GrabUnlimited offerings across our six core markets by the end of 2022, with the first launch in the second quarter of 2022 in Malaysia. Increasing the depth and breadth of offerings on our platform drives the attractiveness of our platform for merchant-partners and consumers.

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

During the initial stages of growth, we offered significant incentives and promotions to attract platform consumers as well as incentives to attract driver- and merchant-partners, and conducted advertising activities to enhance our brand awareness. To support the growth of our platform, we have invested in, and will continue to invest in research and development.

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

Our ability to enter into strategic partnerships, investments, and acquisitions

Since our founding, we have made a number of critical strategic investments and acquisitions and entered into partnerships to enhance our platform and attract consumers. The most strategic of these was our acquisition of Uber’s Southeast Asia operations in 2018. In 2021, we also entered into a strategic partnership with PT Elang Mahkota Teknologi, an Indonesia group with a portfolio of media, all-commerce and content production businesses. In 2022, we completed the acquisition of a majority economic interest in Jaya Grocer in Malaysia, and entered into a strategic partnership and investment in PT Trans Retail, a hypermarket chain in Indonesia, which we believe will complement our business. As of the date of this annual report, GXS Bank and GXBank have been publicly launched in Singapore and Malaysia, respectively, and are continuing to build their customer base and expand their product offerings. PT Super Bank Indonesia, in which we have a 28.53% equity interest, is currently expected to be publicly launched in the first half of 2024.

We expect to continue to make strategic investments in, and acquisitions of, other businesses that we believe will expand or enhance the offerings on our platform and attract more merchants and consumers to our platform. We have already acquired an extensive suite of financial services licenses, including payments licenses in six core regional markets, and are in the process of building Singapore’s next-generation digital bank in Singapore, Malaysia and Indonesia through joint ventures and collaborations with our local partners.

Our ability to continue to reduce driver- and merchant-partner and consumer incentives

We offer various incentives to our driver- and merchant-partners that are deducted from the fees received from driver- or merchant-partners (typically being a percentage of the fare paid by the consumer to the driver- or merchant-partner or a service fee that varies). We also offer consumer incentives that reduce the amount payable by a consumer to driver- or merchant-partners. In addition, incentives for consumers offered and paid for by our merchant-partners drives demand on our platform and to the extent that these are effective in doing so we may be able to reduce the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. The incentives that we offer to driver- and merchant-partners and consumers for a transaction may sometimes exceed our fees and commissions from a particular transaction, and may in aggregate sometimes exceed our aggregate fees and commissions in a particular reporting period.

Our revenues are reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2023, 2022 and 2021, we incurred incentives presented in the table below, resulting in reductions to our reported revenues of the same amounts. Under the principal model which is adopted for certain delivery offerings in certain of our markets , delivery fees paid by users in that market are recognized as revenue to us, and the amount paid to driver-partners, including driver-partner incentives are recognized as a cost of revenue, and are excluded from the incentives presented in the below table.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022	2021
Partner incentives	682	801	717
Consumer incentives	907	1,169	1,065
Partner and consumer incentives	1,589	1,970	1,782

With significant incentive payments to encourage the use of our platform, our MTUs increased to approximately 35.5 million in the year ended December 31, 2023, from approximately 32.7 million and 28.1 million in the year ended December 31, 2022 and 2021, respectively.

The incentives that we provided to our partners and consumers represented a higher proportion of our GMV during the initial stages of growth of our business. As our platform grows, we have been able to take advantage of the synergies of our platform and more effectively use incentives to encourage the use of our platform and acquire driver- and merchant-partners on to our platform over time, leading to an increase in revenue as a percentage of GMV in 2023, 2022 and 2021. However, from time to time we may also increase incentives due to competitive factors in a particular country or area. In 2021, incentives accounted for $1.6 billion (14% of GMV) across mobility and deliveries segments whereas in 2022, this number increased to $1.8 billion (13% of GMV) to defend against competition and mitigate a reduced supply of driver-partners due to the COVID-19 pandemic. In 2023, we improved the efficiency of our incentive programs, with incentives across mobility and deliveries segments accounting for $1.5 billion (10% of GMV).

We expect that our ability to successfully reduce the amount of incentives paid to driver- and merchant-partners and consumers over time relative to the commissions and fees we receive will likely impact our ability to increase revenues, raise capital, reduce net losses, achieve profitability and reduce net cash outflow. In addition, future decreases in the use of incentives could also result in decreased growth in the number of users and driver- and merchant-partners or an overall decrease in users and driver- and merchant-partners, which could negatively impact our financial condition and results of operations.

The impact of government policies and regulations in the markets in which we operate

We operate across the deliveries, mobility and financial services segments in the Southeast Asia region. Each of our businesses is subject to government regulations in each jurisdiction in which we operate. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available through our platform, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from, driver- and merchant-partners, incentives provided to consumers, our ability to operate in certain segments of our business, our ownership percentage in operating entities that may be subject to foreign ownership restrictions and insurance we are required to maintain. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future.

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

•
Financial Services. We primarily generate revenue from transaction and commission fees. For payment services, we generate revenue from transaction fees from merchant-partners and transaction platforms based on a percentage of transaction volumes. We also generate revenue from non-payments related financial services, namely lending, insurance, digital banking, wealth management and other financial services. For lending and receivables factoring, we generate revenue primarily based on the interest income we receive from the loans we extend and from the factoring fee or discount when we purchase the receivables. For digital banking, we generate revenue through interest income from unsecured retail loans and investment securities. For other financial services, we generate revenue through commissions received from the provision of the service.
•
Enterprise and New Initiatives. Our enterprise revenues primarily consist of advertising revenue earned from our GrabAds offering. We generate other revenue from lifestyle and other offerings through the commissions that we receive when such services are sold through our platform, and from the B2B revenue of our GrabMaps offerings.

Cost of Revenue

Cost of revenue comprises expenses directly or indirectly attributable to our deliveries, mobility, financial services and enterprise and new initiatives offerings and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, carrying amount of inventories of our supermarket operations, payments to driver-partners where we are responsible for delivery services to consumers, compensation costs (including share-based compensation) for operations and support personnel, payment processing fees, costs incurred in relation to our motor vehicle fleet used for rental services (including depreciation and impairment) and an allocation of associated corporate costs such as depreciation of right-of-use assets.

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

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of marketing and advertising costs, compensation costs (including share-based compensation) to sales and marketing employees and an allocation of associated corporate costs. These costs are recognized as incurred. We plan to continue to invest in sales and marketing expenses to attract and retain platform users and increase our brand awareness. We expect that, in the long-term, our sales and marketing expenses will decrease as a percentage of revenue.

General and Administrative Expenses

General and administrative expenses primarily consist of compensation costs (including share-based compensation) for executive management and administrative personnel (including finance and accounting, human resources, policy and communications, legal, facility and general administration employees), occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, legal settlement accrual and an allocation of associated corporate costs.

We expect that general and administrative expenses as a percentage of revenue will decrease in the longer term as our business achieves scale and we focus our efforts on cost management.

Research and Development Expenses

Research and development expenses primarily consist of compensation costs (including share-based compensation) to engineering, design, product development and data analytics employees, and allocation of associated corporate costs.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets relate to impairment loss in respect of trade receivables and loans and advances to driver- and merchant-partners and consumers, including individuals through our digital banking business.

Other Expenses

Other expenses mainly include goodwill and fixed assets impairment.

Restructuring Costs

Restructuring costs primarily consist of severance payments related to our restructuring exercise.

Net Finance Income/ (Costs)

Net finance income/ (costs) primarily consist of interest expense on our outstanding debt investments, partially offset by interest earned on debt investments and cash and cash equivalents, coupled with the fair value gain or loss on debt and equity instruments. Net finance income/ (costs) also include accrued interest on redeemable convertible preference shares, which converted into Class A Ordinary Shares upon the consummation of the Business Combination. Additionally, net finance income/ (costs) include the foreign currency gain or loss on financial assets and financial liabilities, net gain or loss on financial instruments at fair value through profit or loss and share listing and associated expenses in conjunction with the 2021 public listing.

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

Results of Operations

The following table summarizes our consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022	2021
Revenue	2,359	1,433	675
Cost of revenue	(1,499)	(1,356)	(1,070)
Other income	17	17	12
Sales and marketing expenses	(293)	(278)	(241)
General and administrative expenses	(550)	(646)	(544)
Research and development expenses	(421)	(465)	(356)
Net impairment losses on financial assets	(72)	(58)	(19)
Other expenses	(4)	(12)	(11)
Restructuring costs	(56)	(8)	(1)
Operating loss	(519)	(1,373)	(1,555)
Finance income	198	107	28
Finance costs	(99)	(166)	(1,701)
Net change in fair value of financial assets and liabilities	(39)	(294)	37
Share listing and associated expenses	-	-	(353)
Net finance income/ (costs)	60	(353)	(1,989)
Share of loss of equity-accounted investees (net of tax)	(7)	(8)	(8)
Loss before income tax	(466)	(1,734)	(3,552)
Income tax expense	(19)	(6)	(3)
Loss for the year	(485)	(1,740)	(3,555)

Comparison of the Years Ended December 31, 2023 and 2022

Revenue by segment

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022
Revenue	2,359	1,433
Deliveries	1,194	663
Mobility	869	639
Financial services	184	71
Enterprise and new initiatives	112	60

Revenue by geographical locations

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022
Revenue	2,359	1,433
Singapore	480	302
Malaysia	673	509
Indonesia	605	275
Philippines	200	125
Thailand	205	109
Rest of Southeast Asia	196	113

Our revenue increased by $926 million, to $2,359 million in 2023, from $1,433 million in 2022.

Revenue is presented net of partner and consumer incentives. Partner incentives were $682 million and $801 million in 2023 and 2022, respectively, and consumer incentives were $907 million and $1,169 million in 2023 and 2022, respectively.

Deliveries revenue was $1,194 million in 2023 compared to $663 million in 2022. The increase in revenue for deliveries was primarily driven by our disciplined approach to reducing incentives by $361 million as we focused on driving higher quality GMV transactions, and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model and increased our revenue by $183 million in 2023. Deliveries revenue as a percentage of deliveries GMV improved from 7% in 2022 to 12% in 2023, as we gained network efficiency in our driver-partner base, and were able to improve our overall value proposition in terms of merchant selection, delivery performance and application experience on our superapp platform. Our partner incentives were $448 million and $598 million in 2023 and 2022, respectively. Our consumer incentives were $631 million and $841 million in 2023 and 2022, respectively. Deliveries GMV increased to $10.2 billion in 2023 compared to $9.8 billion in 2022.

Mobility revenue increased by $230 million, to $869 million in 2023 compared to $639 million in 2022, which was primarily due to ride hailing revenue increasing by $210 million and rental income from motor vehicles increasing by $20 million. The increase in revenue was primarily driven by the strong demand recovery following the easing of COVID-19 restrictions in 2022 and 2023 across Southeast Asia with a growth in domestic demand and recovery in tourism ride-hailing demand. Our incentives increased by $93 million (comprised of an increase of $32 million in partner incentives and $62 million in consumer incentives) to $410 million (comprised of $234 million in partner incentives and $176 million in consumer incentives) for the year ended December 31, 2023 compared to $317 million (comprised of $203 million in partner incentives and $114 million in consumer incentives) for the year ended December 31, 2022. Mobility GMV increased to $5.4 billion in 2023 compared to $4.1 billion in 2022, while mobility revenue as a percentage of mobility GMV remained consistent at 16% in 2022 and 2023.

Financial services revenue improved to $184 million in 2023, compared to $71 million in 2022. The increase was primarily due to a $74 million growth in our payment business largely driven by lower consumer incentives, a $15 million growth in our digital banking business largely from interest income and a $13 million growth in our lending business.

Enterprise and new initiatives revenue increased by $52 million, or 86%, to $112 million in 2023 compared to $60 million in 2022. The increase was primarily due to the growth of GrabAds revenue by $55 million with the expansion of product offerings and adoption of self-service advertising tools.

Cost of revenue

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Cost of revenue	1,499	1,356	11%

Cost of revenue increased by $144 million, or 11%, to $1,499 million in 2023 from $1,356 million in 2022, primarily due to a $176 million increase in cost of revenue as a result of the change in business model for delivery offerings in one of our markets, which changed our accounting from an agent to principal based model, and a $39 million increase in cost of food and mart supplies. These increases were partially offset by a $43 million decrease in staff compensation costs and a $34 million decrease in cost of funds, infrastructure and cloud-hosting costs, driven by our cost reduction efforts in these areas.

Other income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Other income	17	17	5%

Other income remained consistent at $17 million in 2023 and 2022.

Sales and marketing expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Sales and marketing expenses	293	278	5%

Sales and marketing expenses increased by $15 million, or 5%, to $293 million in 2023 from $278 million in 2022. The increase was primarily due to a $15 million increase in media and direct marketing activities, including agency marketing, media costs and communication materials.

General and administrative expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
General and administrative expenses	550	646	(15)%

General and administrative expenses decreased by $94 million, or 15%, to $550 million in 2023 from $646 million in 2022. The decrease was primarily due to a $50 million decrease in staff compensation costs and a $36 million decrease in professional and consultancy fees. The decreases in costs were primarily driven by our continued efforts to drive cost efficiency in our corporate functions.

Research and development expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Research and development expenses	421	465	(9)%

Research and development expenses decreased by $44 million, or 9%, to $421 million in 2023 from $465 million in 2022, primarily due to a $41 million decrease in staff compensation costs, including a $28 million decrease in share-based compensation costs and a $8 million increase in capitalized development expenditure.

Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Net impairment losses on financial assets	72	58	23%

Net impairment losses on financial assets increased by $13 million, or 23%, to $72 million in 2023 from $58 million in 2022, primarily driven by a $14 million increase in loan loss provision as our loans disbursed grew 57% year over year.

Other expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Other expenses	4	12	(68)%

Other expenses decreased by $9 million, or 68%, to $4 million in 2023 from $12 million in 2022, primarily due to a $8 million decrease in fixed assets and intangible assets impairment loss.

Restructuring costs

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Restructuring costs	56	8	662%

Restructuring costs increased by $48 million, to $56 million in 2023 from $8 million in 2022, primarily due to severance and other payments for a restructuring exercise conducted in June 2023.

Net finance income/ (costs)

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Finance income	198	107	84%
Finance costs	(99)	(166)	(40)%
Net change in fair value of financial assets and liabilities	(39)	(294)	(87)%
Net finance income/ (costs)	60	(353)	(117)%

Net finance income/ (costs) improved by $413 million, or 117%, to $60 million net finance income in 2023 from $353 million net finance costs in 2022. The movement in net finance income/ (costs) was primarily due to a $255 million decrease in unfavorable fair value adjustments for certain investments, a $91 million increase in interest income due to higher interest rates on our investments and a $67 million decrease in interest costs on our loans and borrowings due to prepayment of the principal amount.

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

Cost of revenue increased by $285 million, or 27%, to $1,356 million in 2022 from $1,070 million in 2021, primarily due to a $282 million increase in cost of food, mart and merchandise mainly due to the Jaya Grocer acquisition, a $75 million increase in staff compensation costs associated with an increase in headcount, a $68 million increase in payment processing fees, infrastructure and cloud-hosting costs driven by expansion in our operations, and a $68 million increase in cost of revenue as a result of the change in business model for delivery offerings in one of our markets, which changed our accounting from an agent to principal based model. These increases were partially offset by a $206 million decrease in amortization of an intangible asset which was fully amortized in 2021.

Other income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Other income	17	12	40%

Other income increased by $5 million or 40%, to $17 million in 2022 from $12 million in 2021. The increase was primarily due to gain on disposal of fixed assets.

Sales and marketing expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Sales and marketing expenses	278	241	16%

Sales and marketing expenses increased by $38 million, or 16%, to $278 million in 2022 from $241 million in 2021. The increase was primarily due to a $29 million increase in media and direct marketing activities including agency marketing, media costs and communication materials. Additionally, there was a $9 million increase in staff compensation costs (including $3 million of increased share-based compensation costs), due to increased headcount.

General and administrative expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
General and administrative expenses	646	544	19%

General and administrative expenses increased by $101 million, or 19%, to $646 million in 2022 from $544 million in 2021, primarily due to a $39 million increase in consultancy and software fees driven by the expansion of our operations, a $35 million increase in staff compensation costs, a $12 million increase in insurance expenses and a $8 million increase in traveling expenses following easing of COVID-19 restrictions.

Research and development expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Research and development expenses	465	356	31%

Research and development expenses increased by $110 million, or 31%, to $465 million in 2022 from $356 million in 2021, primarily due to a $107 million increase in staff compensation costs, including an increase in $34 million of share-based compensation costs, due to headcount growth.

Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Net impairment losses on financial assets	58	19	214%

Net impairment losses on financial assets increased by $40 million, or 214%, to $58 million in 2022 from $19 million in 2021, primarily driven by a $21 million increase in loan loss provision and write-off as a result of an increase in loan receivables balance, and a $15 million increase in provision for doubtful debts from other businesses, including an $8 million reversal of impairment in 2021.

Other expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Other expenses	12	11	19%

Other expenses remained relatively consistent at $12 million in 2022 and $11 million in 2021.

Restructuring costs

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Restructuring costs	8	1	414%

Restructuring costs increased by $7 million, to $8 million in 2023 from $1 million in 2022, primarily due to restructuring costs as we closed most of our dark stores and GrabKitchen operations across the region.

Net finance costs

(in $ millions, unless otherwise stated)	Year Ended December 31,		2021-2022
	2022	2021	% Change
Finance income	107	28	284%
Finance costs	(166)	(1,701)	(90)%
Net change in fair value of financial assets and liabilities	(294)	37	(902)%
Share listing and associated expenses	-	(353)	(100)%
Net finance costs	(353)	(1,989)	(82)%

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

Regional corporate costs are costs that have not been attributed to any of the business segments, including certain costs of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing and customer support costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs.

The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Overall Total Segment Adjusted EBITDA	771	65	(125)	NM	NM
Deliveries	313	(35)	(130)	NM	73%
Mobility	676	494	345	37%	43%
Financial services	(294)	(415)	(349)	29%	(19)%
Enterprise and new initiatives	76	21	9	267%	121%

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment loss on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure see the section titled “—Reconciliation of Non-IFRS Financial Measures.”

Adjusted Free Cash Flow

Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures, excluding changes in working capital in relation to loans and advances to customers, and deposits from the digital banking business. Adjusted Free Cash Flow is a metric we use to monitor business performance and assess cash flow activity, other than lending and digital banking deposit activities. We believe this metric is a useful indicator for comparison with the cash flow reporting of certain of our peers.

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-IFRS financial measures: Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted Free Cash Flow. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.

The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted Free Cash Flow.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022	2021
Loss for the year	(485)	(1,740)	(3,555)
Net interest (income)/ expenses	(98)	57	1,675
Net other income	(8)	(7)	(12)
Income tax expense	19	6	3
Depreciation and amortization	145	150	345
Share-based compensation expenses	304	412	357
Unrealized foreign exchange (gain)/ loss	(2)	2	1
Impairment losses on goodwill and non-financial assets	*	5	15
Fair value changes on investments	38	294	(37)
Restructuring costs	56	8	1
Legal, tax and regulatory settlement provisions	9	20	12
Share listing and associated expenses	-	-	353
Adjusted EBITDA	(22)	(793)	(842)
Regional corporate costs	793	858	717
Total Segment Adjusted EBITDA	771	65	(125)

Segment Adjusted EBITDA
Deliveries	313	(35)	(130)
Mobility	676	494	345
Financial Services	(294)	(415)	(349)
Enterprise and New Initiatives	76	21	9
Total Segment Adjusted EBITDA	771	65	(125)

Note:

* Amount less than $1 million

Adjusted Free Cash Flow

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022	2021
Net cash from/ (used in) operating activities	86	(798)	(954)
Less: Capital expenditures*	(140)	(134)	(175)
Free Cash Flow	(54)	(932)	(1,129)
Changes in:
- Loan receivables	184	110	87
- Deposits payable	(364)	(3)	-
Adjusted Free Cash Flow	(234)	(825)	(1,042)

Note:

* Includes cash outflow for certain assets acquired using lease arrangements

Financial Measures by Business Segment

Deliveries

The table below highlights key financial measures for our deliveries segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	1,194	663	148	80%	349%
Segment Adjusted EBITDA(1)	313	(35)	(130)	NM	73%
% of Revenue	26%	(5)%	(88)%

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our deliveries business has scaled significantly since its launch in 2018. The strong growth is reflected in an increase in revenue of $531 million from $663 million in 2022 to $1,194 million in 2023. Our deliveries revenue benefited by $361 million from our disciplined approach in reducing incentives as we focus on driving higher quality transactions in 2023 as compared to 2022. Our revenue also benefited by $183 million in 2023 as compared to 2022, from a business model change for certain delivery offerings in one of our markets, from being an agent arranging for delivery services provided by our driver-partners to end-users, to being a principal whereby Grab is the delivery service provider contractually responsible for the delivery services provided to end-users.

Mobility

The table below highlights key financial measures for our mobility segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	869	639	456	36%	40%
Segment Adjusted EBITDA(1)	676	494	345	37%	43%
% of Revenue	78%	77%	76%

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our mobility business was impacted significantly by the COVID-19 pandemic and the implementation of city and country lockdowns in 2020 and 2021, with a gradual easing of such measures in 2022. In 2022 and 2023, governments in the various countries in which we operate have eased and eventually removed movement control orders and cross-border and domestic travel restrictions. We continue to acquire drivers to establish our pre-COVID supply levels and capture returning market demand through the use of driver-partner and consumer incentives, with an increase of $93 million incentives in 2023 as compared to 2022. Our revenue increased by 36% to $869 million for the year ended December 31, 2023 from $639 million for the year ended December 31, 2022, signaling demand recovery and underlining strong unit economics fundamentals in our mobility business.

Financial Services

The table below highlights key financial measures for our financial services segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	184	71	27	159%	166%
Segment Adjusted EBITDA(1)	(294)	(415)	(349)	29%	(19)%
% of Revenue	(159)%	(582)%	NM

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

Our financial services segment has scaled significantly since 2019 as we have rolled out new offerings and invested in the launches of our digital banks. Our revenue increased from $71 million for the year ended December 31, 2022 to $184 million for the year ended December 31, 2023. The strong growth was primarily attributed to a $74 million increase and a $13 million increase from our payment and lending business, respectively. Additionally, Segment Adjusted EBITDA improved to $(294) million in the year ended December 31, 2023 from $(415) million in the year ended December 31, 2022 as we continued to streamline our cost base in our GrabFinance businesses.

Enterprise and New Initiatives

The table below highlights key financial measures for our enterprise and new initiatives segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	112	60	44	86%	37%
Segment Adjusted EBITDA(1)	76	21	9	267%	121%
% of Revenue	67%	34%	21%

Note:

(1)
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

The enterprise and new initiatives segment generated revenue of $112 million and $60 million for the year ended December 31, 2023 and 2022, respectively. Additionally, Segment Adjusted EBITDA was $76 million for the year ended December 31, 2023 and $21 million for the year ended December 31, 2022, primarily attributed to a $55 million increase from GrabAds business due to deeper penetration of our advertising self-service platform and more efficient use of incentives. Segment Adjusted EBITDA as a percentage of revenue increased to 67% in the year ended December 31, 2023 from 34% in the year ended December 31, 2022.

Key Operating Metrics

Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

The table below sets forth key operating metrics for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
GMV(1)	20,983	19,937	16,061	5%	24%
MTUs(2) (monthly average in millions)	35.5	32.7	28.1	8%	16%
Partner incentives(3)	682	801	717	(15)%	12%
Consumer incentives(4)	907	1,169	1,065	(22)%	10%
Partner and consumer incentives	1,589	1,970	1,782	(19)%	11%

Notes:

(1)
GMV means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores.

(2)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their Jaya Grocer loyalty points on Grab’s apps. Starting from the fourth quarter of 2023, MTUs additionally include the monthly number of unique users who transact via Grab’s apps (including OVO) through group orders.
(3)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Base incentives amounted to $291 million, $219 million and $155 million for the year ended December 31, 2023, 2022 and 2021, respectively.
(4)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

Gross Merchandise Value

Gross Merchandise Value (“GMV”) represents the sum of the total dollar value of transactions from our services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores. GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. GMV provides useful information to investors as it represents the amount of a customer’s spending that is being directed through our platform. This metric enables us and investors to understand, evaluate and compare the total amount of customer spending that is being directed through our platform over a period of time. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time. We achieved overall growth in GMV of approximately 5%, from $19.9 billion for the year ended December 31, 2022, to $21.0 billion for the year ended December 31, 2023. Deliveries GMV increased 4% to $10.2 billion for the year ended December 31, 2023, from $9.8 billion for the year ended December 31, 2022. Mobility GMV increased 32% to $5.4 billion for the year ended December 31, 2023, from $4.1 billion for the year ended December 31, 2022. Financial Services GMV declined 11% to $5.2 billion for the year ended December 31, 2023, from $5.8 billion for the year ended December 31, 2022, while Enterprise and New Initiatives GMV increased 4% to $0.2 million for the year ended December 31, 2023, from $0.2 million for the year ended December 31, 2022. The decline in the financial services GMV is consistent with our refocus on driving profitable on-platform and ecosystem transactions. As we move past COVID-19 and into a normalized operating environment, we believe that we have a strong opportunity to continue growing Mobility and Deliveries GMV due to the extent of the market opportunity and initiatives to re-accelerate growth, along with our platform advantages.

The table below sets forth GMV by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Overall GMV	20,983	19,937	16,061	5%	24%
Deliveries GMV	10,173	9,827	8,530	4%	15%
Mobility GMV	5,419	4,103	2,787	32%	47%
Financial Services GMV	5,185	5,809	4,591	(11)%	27%
Enterprise & New Initiatives GMV	206	198	153	4%	30%

Monthly Transacting Users

Monthly transacting users (“MTUs”) is defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending) within a given month, across any of our segments. For example, a consumer who entered into one food delivery transaction and one mobility transaction in the same month is counted as only one Grab MTU. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their Jaya Grocer loyalty points on Grab’s apps. Starting from the fourth quarter of 2023, MTUs additionally include the monthly number of unique users who transact via Grab’s apps (including OVO) through group orders. We present our MTUs as a metric to understand and evaluate our business growth, and to enable investors to do the same.

The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Overall MTUs	35.5	32.7	28.1	8%	16%
Deliveries MTUs	19.1	19.4	17.3	(2)%	12%
Mobility MTUs	20.4	16.3	11.4	25%	43%
Financial Services MTUs	23.3	21.3	17.0	9%	26%

Overall Group MTUs increased by 2.8 million, or 8%, to 35.5 million in 2023 from 32.7 million in 2022. The increase in mobility MTUs signaled demand recovery following the easing of COVID-19 related travel restrictions across our markets in 2023. Deliveries MTUs decreased as we lowered incentive spend and focused on users who are less sensitive to promotions, while financial services MTUs increased for the same period. Financial services MTUs grew due to deeper on-platform penetration driven by growth in mobility MTUs.

Gross Merchandise Value per Monthly Transacting User

GMV per MTU declined 3% to $592 for the year ended December 31, 2023 from $610 for the year ended December 31, 2022. This is consistent with our refocus within the financial services segment to drive profitable on-platform and ecosystem transactions. Within our mobility and deliveries segments, the continued rollout of new offerings continued to drive increasing spend and engagement across the existing user base and attract new consumers to try offerings on our platform. This is evidenced by an increase in mobility GMV per MTU by 6% to $266 for the year ended December 31, 2023 from $252 for the year ended December 31, 2022. Deliveries GMV per MTU also increased 5% to $533 for the year ended December 31, 2023 from $506 for the year ended December 31, 2022.

The table below sets forth GMV per MTU for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Overall GMV per MTU	592	610	571	(3)%	7%
Deliveries GMV per MTU	533	506	494	5%	3%
Mobility GMV per MTU	266	252	245	6%	3%
Financial Services GMV per MTU	223	273	271	(18)%	1%

Partner Incentives and Consumer Incentives

Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. Partner incentives include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Partner Incentives

The table below sets forth partner incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Overall partner incentives	682	801	717	(15)%	12%
% of GMV	3%	4%	4%
Deliveries	448	598	602	(25)%	(1)%
Mobility	234	203	114	16%	78%
Financial Services	*	*	*	NM	NM
Enterprise & New Initiatives	*	*	*	NM	NM

Note:

* Amounts less than $1 million

Consumer Incentives

The table below sets forth consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Overall consumer incentives	907	1,169	1,065	(22)%	10%
% of GMV	4%	6%	7%
Deliveries	631	841	800	(25)%	5%
Mobility	176	114	82	54%	39%
Financial Services	19	88	80	(78)%	11%
Enterprise & New Initiatives	81	126	103	(36)%	23%

Partner and Consumer Incentives

The table below sets forth partner and consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Overall partner and consumer incentives	1,589	1,970	1,782	(19)%	11%
% of GMV	8%	10%	11%
Deliveries	1,079	1,439	1,402	(25)%	3%
Mobility	410	317	196	29%	61%
Financial Services	19	88	80	(78)%	11%
Enterprise & New Initiatives	81	126	103	(35)%	23%

Key Operating Metrics by Business Segment

Deliveries

The table below highlights key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	1,194	663	148	80%	349%
Segment Adjusted EBITDA(1)	313	(35)	(130)	NM	73%
GMV(2)	10,173	9,827	8,530	4%	15%
MTUs(3) (monthly average in millions)	19.1	19.4	17.3	(2)%	12%
Partner incentives(4)	(448)	(598)	(602)	(25)%	(1)%
Consumer incentives(5)	(631)	(841)	(800)	(25)%	5%

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
(3)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their Jaya Grocer loyalty points on Grab’s apps. Starting from the fourth quarter of 2023, MTUs additionally include the monthly number of unique users who transact via Grab’s apps (including OVO) through group orders.
(4)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue. Base incentives amounted to $83 million, $65 million and $89 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(5)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our deliveries segment in 2023 was driven by our disciplined approach in reducing incentives and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model. Our revenue benefited by $183 million in 2023 as compared to 2022, from the business model change. For our agent-based business models, we generate revenue through commissions from driver- and merchant-partners, calculated as a percentage of the total dollar value and delivery fee of each GrabFood, GrabKitchen, GrabMart, and GrabExpress order. For GrabKios, we generate revenue by charging a commission on the total value of goods sold by GrabKios agents.

The revenue growth for our deliveries segment in 2022 and 2021 was driven by an increase in GMV for the same periods. Our acquisition of a majority economic interest in Jaya Grocer in January 2022 also contributed to the increase in our GMV and revenue in 2022 from 2021, and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model also contributed to the increase in revenue in 2022 from 2021.

Mobility

The table below highlights key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	869	639	456	36%	40%
Segment Adjusted EBITDA(1)	676	494	345	37%	43%
GMV(2)	5,419	4,103	2,787	32%	47%
MTUs(3) (monthly average in millions)	20.4	16.3	11.4	25%	43%
Partner incentives(4)	(234)	(203)	(114)	16%	78%
Consumer incentives(5)	(176)	(114)	(82)	54%	39%

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
(3)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their Jaya Grocer loyalty points on Grab’s apps. Starting from the fourth quarter of 2023, MTUs additionally include the monthly number of unique users who transact via Grab’s apps (including OVO) through group orders.

(4)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives amounted to $207 million, $154 million and $66 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(5)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

With the easing and eventual removal of travel and movement restrictions in 2023 and 2022, there was an increased demand for mobility offerings, which was reflected in increased GMV for the year ended December 31, 2023 and 2022 which drove the growth in revenue. In 2021, the reduced demand for mobility offerings due to the COVID-19 pandemic was reflected in decreased GMV for the same period. Our partner and consumer incentives for mobility segment were 8%, 8% and 7% of GMV for the years ended December 31, 2023, 2022 and 2021, respectively.

Financial Services

The table below highlights the key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	184	71	27	159%	166%
Segment Adjusted EBITDA(1)	(294)	(415)	(349)	29%	(19)%
Pre-InterCo TPV(2)	15,342	14,954	12,149	3%	23%
GMV(3)	5,185	5,809	4,591	(11)%	27%
MTUs(4) (monthly average in millions)	23.3	21.3	17.0	9%	26%
Partner incentives(5)	(*)	(*)	(*)	NM	NM
Consumer incentives(6)	(19)	(88)	(80)	(78)%	11%

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
(4)
MTUs means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps (including OVO), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Starting in 2023, MTUs additionally include monthly number of unique users who transact with Grab offline while recording their Jaya Grocer loyalty points on Grab’s apps. Starting from the fourth quarter of 2023, MTUs additionally include the monthly number of unique users who transact via Grab’s apps (including OVO) through group orders.
(5)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives were less than $1 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(6)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our financial services segment for the year ended December 31, 2023 was primarily attributed to higher contributions from our payment business, and lowered incentives as a percentage of GMV. The revenue growth for our financial services segment in 2022 and 2021 was driven by an increase in GMV for the same periods with the roll-out of new offerings. Additionally, Segment Adjusted EBITDA improved to $(294) million in the year ended December 31, 2023 from $(415) million in the year ended December 31, 2022 as we continue to streamline our non-bank fixed cost base, which is partially offset by higher costs associated with the scaling of our digital banking business.

Enterprise and New Initiatives

The table below highlights the key operating metrics which drive our revenue for the enterprise and new initiatives segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2022-2023	2021-2022
	2023	2022	2021	% Change	% Change
Revenue	112	60	44	86%	37%
Segment Adjusted EBITDA(1)	76	21	9	267%	121%
GMV(2)	206	198	153	4%	30%
Partner incentives(3)	(*)	(*)	(*)	NM	NM
Consumer incentives(4)	(81)	(126)	(103)	(36)%	23%

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
(3)
Partner incentives represent the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by us from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by us from those driver- and merchant-partners. Base incentives were less than $1 million for the years ended December 31, 2023, 2022 and 2021.
(4)
Consumer incentives represent the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue.

The revenue growth for our enterprises and new initiatives segment for the year ended December 31, 2023, 2022 and 2021 was driven by an increase in GMV with the growth in services and contributions from our advertising services. Additionally, Segment Adjusted EBITDA increased to $76 million in the year ended December 31, 2023 from $21 million in the year ended December 31, 2022.

B.
Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from transactions relating to the Business Combination, loan facilities, equity financing at the subsidiary level and deposits from customers in the banking business.

As of December 31, 2023, 2022 and 2021, we had $3.1 billion, $2.0 billion and $5.0 billion, respectively, in cash and cash equivalents and $2.8 billion, $4.6 billion and $4.0 billion, respectively, in marketable securities and time deposits. Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to insignificant risk of changes in their fair value and are used to manage short-term commitments. Restricted cash comprise mostly monies received in connection with our electronic wallet or e-wallet services. Our cash and cash equivalents are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. Marketable securities consisted primarily of investment-grade corporate bonds.

We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date hereof and beyond. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity may result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating or financial covenants that restrict our operations.

Our board of directors has authorized a share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. The proposed repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of our Class A ordinary shares, among other factors, and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may amend the terms and size of the program. We intend to fund the repurchases with excess cash after allocating and potentially allocating for investments to drive growth. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares. In March 2024, pursuant to this program, we repurchased 30 million Class A ordinary shares for an aggregate consideration of $96.6 million.

The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022	2021
Net cash flow	1,187	(2,982)	2,855
Net cash provided by/ (used in) operating activities	86	(798)	(954)
Net cash provided by/ (used in) investing activities	1,871	(1,062)	(2,757)
Net cash (used in)/ provided by financing activities	(770)	(1,122)	6,566

Operating Activities

Net cash provided by operating activities was $86 million for the year ended December 31, 2023, primarily consisting of $0.5 billion of loss for the year, adjusted for certain non-cash items, which included finance cost of $99 million, fair value loss on investments of $39 million, non-cash share-based compensation expense of $304 million, depreciation expense of $128 million, net impairment loss on financial assets of $72 million, and amortization of intangible assets of $17 million. Additionally, there was an increase in finance income mainly related to interest income of $198 million. The net change in operating assets and liabilities was primarily the result of a $364 million increase in deposits from customers in the banking business, partially offset by a $184 million increase in loan receivables in the financial services segment. Additionally, there was a $45 million paid for taxes.

Net cash used in operating activities was $798 million for the year ended December 31, 2022, primarily consisting of $1.7 billion of loss for the year, adjusted for certain non-cash items, which included finance cost of $166 million, fair value loss on investments of $294 million, non-cash share-based compensation expense of $412 million, depreciation expense of $129 million, net impairment loss on financial assets of $58 million, and amortization of intangible assets of $21 million. This was partially offset by an increase in finance income mainly related to interest income of $107 million. The net change in operating assets and liabilities are primarily the result of a $50 million increase in trade and other receivables and a $110 million increase in loan receivables in the financial services segment, partially offset by a $128 million increase in trade and other payables and a $3 million increase in deposits from customers in the banking business. Additionally, there was $26 million paid for taxes.

Net cash used in operating activities was $954 million for the year ended December 31, 2021, primarily consisting of $3.6 billion of loss for the year, adjusted for certain non-cash items, which included a $1.7 billion finance cost mainly relating to convertible redeemable preference shares, non-cash share-based compensation expense of $357 million, listing expenses of $353 million, non-cash amortization of intangible assets mainly relating to a non-compete agreement of $236 million, depreciation expense of $109 million, net impairment loss on financial assets of $19 million, and change in provisions of $15 million. This was partially offset by an increase in finance income mainly related to interest income of $28 million and fair value gain on investments of $37 million. The net change in operating assets and liabilities are primarily the result of a $94 million increase in trade and other receivables, $99 million increase in deposits and $87 million increase in loan receivables in the financial services segment, partially offset by a $137 million increase in trade and other payables. Additionally, there was a $3 million charge for taxes paid.

Investing Activities

Net cash provided by investing activities was $1.9 billion for the year ended December 31, 2023, primarily consisting of $1.8 billion of net proceeds from other investments, cash interest received of $183 million and proceeds from the sale of property, plant and equipment of $28 million. These were partially offset by $92 million for the purchases of property, plant and equipment and intangible assets.

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

Financing Activities

Net cash used in financing activities was $0.8 billion for the year ended December 31, 2023, primarily consisting of $765 million repayment of bank loans, $80 million interest paid, $39 million for the payment of lease liabilities and $27 million in acquisition of non-controlling interests without a change in control. These uses of cash were partially offset by $116 million in proceeds from bank loans, an additional $10 million in proceeds from subscription of shares in subsidiaries by non-controlling interests without a change in control and $16 million of proceeds from share-based payment arrangements.

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

Capital Expenditures

Our capital expenditures amounted to $92 million, $74 million and $85 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our historical capital expenditures are primarily related to our facilities and procurement of our vehicle fleet, primarily across Singapore and Indonesia. We expect to continue to make capital expenditures to meet the expected growth in scale of our business.

Indebtedness

The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of December 31, 2023, 2022 and 2021:

(in $ millions, unless otherwise stated)	As of December 31,
	2023	2022	2021
Current maturities of long-term liabilities
Bank loans and term loans	87	83	122
Long-term liabilities—net of current maturities
Bank loans and term loans	544	1,096	1,930
Total	631	1,179	2,052

We entered into a $2.0 billion Term Loan B Facility in January 2021. Borrowings under the Term Loan B Facility bear interest at a floating rate equal to either, at our option, (i) a base rate, subject to a 1.00% floor, plus a margin of 3.50% per annum or (ii) a Eurodollar rate, subject to a 1.00% floor, plus a margin of 4.50% per annum. The Term Loan B Facility matures on January 29, 2026, and requires quarterly principal payments of 0.25% of the original principal amount per quarter through December 31, 2025, with any remaining balance payable on January 29, 2026. The term loan credit agreement in connection with the Term Loan B Facility contains certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens and fundamental changes. The Term Loan B Facility is secured by substantially all assets of GHI and certain of its subsidiaries and all proceeds and products of the foregoing. The Term Loan B Facility proceeds may be used for general corporate purposes of GHI and certain of its subsidiaries. In 2022, we repurchased and canceled our Term Loan B in the aggregate principal amount of $853 million for an aggregate consideration of $838 million. In February 2023, we further prepaid $600 million of the principal amount of Term Loan B. As of December 31, 2023, $0.5 billion in principal amount and accrued interest was outstanding under the Term Loan B Facility. In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility.

As of December 31, 2023, we and our subsidiaries had available credit facilities of an aggregate of $0.6 billion, and $0.6 billion was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness. Other than the Term Loan B Facility, which we fully repaid in March 2024, a majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Singapore and Indonesia. These financings have an average duration of five years and interest rates of up to 10%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes. Among such facilities is an aggregate of approximately $16 million, available for future drawdown, (the “Maybank Facilities”) entered into based on letters of blanket hire purchase facility with Malayan Banking Berhad, by one of our subsidiaries, Grab Rentals Pte. Ltd., and $70 million was drawn and outstanding as of December 31, 2023. The Maybank Facilities are secured against vehicles we rent to driver-partners in Singapore and have tiered interest rates ranging between 1.8% and 2.08% with an average duration of five years. In addition, one of our subsidiaries, Jaya Grocer Holdings Sdn. Bhd., has entered into facilities with an aggregate of approximately $17 million (the “Maybank Islamic Facilities”) with Malayan Islamic Berhad, of which approximately $11 million was drawn and outstanding as of December 31, 2023. The Maybank Islamic Facilities are secured by a corporate guarantee from the subsidiary and carry interest rates based on cost of funds plus 1.25% to 1.5%, or base financing rate less 2%, with an average duration of five years.

Contractual and Other Obligations

The following table summarizes our key contractual obligations and commitments as of December 31, 2023:

(in $ millions, unless otherwise stated)	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
Bank loans and term loans(1)	(749)	(142)	(607)	—
Lease liabilities commitments	(227)	(49)	(80)	(98)
Non-cancelable purchase obligations(2)	(181)	(111)	(70)	—

Notes:

(1)
Each item includes expected interest payments.
(2)
Non-cancelable purchase obligations pertaining to the purchase of data processing and technology platform infrastructure services.

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that are not reflected in our financial statements.

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

Certain of the markets in which we have significant subsidiaries or consolidated affiliated entities, including Indonesia and Thailand, require those subsidiaries or consolidated affiliated entities to establish and fund statutory reserves. Indonesian laws require a limited liability company to reserve an unspecified amount from its net profit in any year for which the balance of retained earnings is positive as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital. This mandatory reserve is meant to cover the possibility of losses in the future. It can be in the form of other assets that are easy to liquidate and cannot be distributed as dividends. Regulations in Thailand require a private limited liability company to allocate at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital. The legal reserve is not available for dividend distribution.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Approach” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.

D.
Trend Information

Not applicable.

E.
Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Notes 3.4, 4.3, 4.9(v) and 4.11 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Name	Age	Position/Title
Anthony Tan Ping Yeow	42	Founder, Chairman and Chief Executive Officer
Alex Hungate	57	Chief Operating Officer
Peter Oey	53	Chief Financial Officer
Ong Chin Yin	49	Chief People Officer
Suthen Thomas Paradatheth	42	Group Chief Technology Officer
Philipp Kandal	41	Chief Product Officer
John Rogers	55	Independent Director
Dara Khosrowshahi	54	Independent Director
Ng Shin Ein	49	Independent Director
Oliver Jay	40	Independent Director

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

Peter Oey has served as our Chief Financial Officer since April 2020 and leads financial operations, corporate accounting and reporting, treasury, financial planning and analysis, investor relations, tax, Sarbanes-Oxley Act compliance and procurement. In addition to this, Mr. Oey also oversees our corporate finance and legal functions. Prior to joining us, Mr. Oey served as Chief Financial Officer of LegalZoom.com, Inc., a platform of online legal solutions for small businesses and individuals, from December 2014 to April 2020. From March 2012 to November 2014, Mr. Oey served as Chief Financial Officer of Mylife.com, a U.S. consumer internet business. Between December 1996 and March 2012, Mr. Oey held several financial leadership positions at Activision Blizzard, Inc., a NASDAQ-listed interactive entertainment company, including serving as Vice President and Corporate Controller from February 2005 to March 2012, Senior Director of Finance, Europe from July 2000 to October 2001 and Director of Finance—Asia Pacific from December 1996 to June 2000. Mr. Oey received a bachelor’s degree in economics with a major in accounting from the University of Sydney in 1991 and is a certified practicing accountant registered in Australia.

Ong Chin Yin has served as our Chief People Officer since November 2015, and leads the People Operations, Grabber Technology Solutions, Corporate Real Estate and Security teams. Ms. Ong was appointed as a director with effect from January 1, 2024 for a term until December 31, 2024, subject to renewal. Prior to joining us, Ms. Ong was Regional HR Director—Asia, Middle East & Africa for DXC Technology (previously known as CSC) from July 2014 to October 2015. Previously, Ms. Ong was Head of HR—Asia Pacific for Orange Business Services from December 2007 to June 2014. From 2005 to 2007, Ms. Ong was Director of Human Resources, Asia Pacific for F5 Networks. From 2003 to 2005, Ms. Ong was HR Manager, Greater China for Hyperion Solutions (acquired by Oracle) and was based in Shanghai. Ms. Ong obtained a Bachelor of Social Science (with Honors) and Psychology degree from the National University of Singapore in 1997.

Suthen Thomas Paradatheth has served as our Group Chief Technology Officer (GCTO) since October 1, 2022, and oversees our technology teams across our Deliveries, Mobility and Financial Services businesses, as well as our cybersecurity function. Prior to this, Mr. Paradatheth was the Chief Technology Officer of Mobility, Automation and Platform Excellence, Deliveries, and Experiences. He was also our first technical lead when we were founded in 2012. Throughout his time at Grab, he led the development of many Grab products and platforms. He also held operational leadership roles and founded the business operations team. Mr. Paradatheth received a bachelor’s degree in computer software engineering from Multimedia University in 2005, where he graduated with First Class Honors. He also received a master’s degree in Public Policy in 2015 from the Harvard Kennedy School on a twin Fullbright Scholarship and Khazanah Global Scholarship.

Philipp Kandal has served as our Chief Product Officer since February 1, 2023, and oversees the Product, Design and Analytics teams, leading the product vision and strategy for Grab and also leading the Geo business. Mr. Kandal joined Grab in 2019 to lead the engineering and data science teams for Geo, before becoming the head of the Geo organization. In 2022, his scope expanded to oversee the Fulfillment product and tech teams. Mr. Kandal has two decades of experience spanning across technology, engineering and data science. He co-founded and was the CTO of Skobbler, which was acquired by Silicon Valley based Telenav, where he served as Senior VP for Engineering in his last role prior to joining Grab. At Telenav, Mr. Kandal was a part of the executive team, leading the global engineering team of 400+ members. Mr. Kandal has a Master's in Business Administration in Global e-Management from University of Cologne (Köln, Germany). He is an alumnus of the NHH Norwegian School of Economics (Bergen, Norway) and UDEM Universidad de Monterrey (Monterrey, Mexico).

John Rogers has served on our board of directors since December 2021. Mr. Rogers has served as Chief Financial Officer of Smith+Nephew since December 2023. From February 2020 to November 2023, Mr. Rogers served as Chief Financial Officer of WPP plc and a member of its board of directors. Mr. Rogers joined WPP plc from J Sainsbury plc where he served as Chief Executive Officer of Sainsbury’s Argos from September 2016 to October 2019, leading its integration into the Sainsbury’s business and its digital transformation into one of the UK’s leading online retailers. Prior to his appointment as Chief Executive Officer of Sainsbury’s Argos, Mr. Rogers was Chief Financial Officer of J Sainsbury plc from July 2010 to September 2016, responsible for its business strategy, new business development, Sainsbury’s Online and Sainsbury’s Bank, in addition to its core finance functions. He was a member of the J Sainsbury’s plc board and the Sainsbury’s Bank Plc board from July 2010 to October 2019. During his career at J Sainsbury plc, Mr. Rogers also held the positions of Property Director from 2008 to 2010, Director of Group Finance from 2007 to 2008 and Director of Corporate Finance from 2005 to 2007. Mr. Rogers was Group Finance Director of Hanover Acceptances Ltd from 1999 to 2005 and has held senior positions with Monitor Company from 1997 to 1999 and Arthur Andersen from 1991 to 1996. Mr. Rogers has served as a director of Kantar, one of the world’s leading data, insights and consultancy companies since January 2020. Mr. Rogers is also a member of The Prince’s Advisory Council for Accounting for Sustainability and sits on the UK Retail Sector Council, which acts as a point of liaison between the UK Government and retail sector. Mr. Rogers obtained a Master of Engineering and Associateship of the City and Guilds of London Institute in Electrical Engineering from Imperial College London in 1991 and a Master of Business Administration from INSEAD in 1997.

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

Oliver Jay has served on Grab Inc.’s, before GHI’s and then our board of directors since May 2015. From November 2016 to February 2022, Mr. Jay served as Chief Revenue Officer at Asana, a work management platform that helps teams organize, track, and manage their work, overseeing the company’s sales organization and international expansion efforts. From 2012 to October 2016, Mr. Jay worked at Dropbox, a cloud storage service that helps users create, access and share content, where he built and led the North America Online and Inside Business Sales teams and later served as the Head of Asia Pacific and Latin America. Mr. Jay received a B.A. from the University of Pennsylvania in 2005 and an MBA from Harvard Business School in 2011.

Board Diversity Matrix

The table below sets forth the board diversity matrix of our board of directors as of the date of this annual report pursuant to NASDAQ’s Board Diversity Rule.

Board Diversity Matrix (as of March 28, 2024)

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

B.
Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of $7 million in cash compensation and benefits in kind to our directors and executive officers as a group. None of our directors or executive officers receives pension, retirement or other similar benefits from us, and we have not set aside or accrued any amount to provide such benefits to our directors or executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass).

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

2021 Equity Incentive Plan

In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Incentive Plan, which was amended and restated (as approved by our board of directors and our shareholders) in September 2021. The plan became effective on December 1, 2021 and was further amended and restated (as approved by our board of directors) in November 2023. The following summarizes the material terms of the GHL 2021 Equity Incentive Plan, as amended and restated (the “2021 Plan”).

Shares Subject to the Plan. Initially, the maximum number of Ordinary Shares that may be issued under the 2021 Plan after it becomes effective is seven percent (7%) of the total number of Ordinary Shares that were outstanding (on a fully diluted basis) upon consummation of the Business Combination plus the number of ordinary shares that remained available for grant under the 2018 Plan immediately prior to the consummation of the Business Combination, which maximum number is equal to 342,568,055. In addition, the number of Ordinary Shares reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to five percent (5%) of the total number of Ordinary Shares that are outstanding (on a fully diluted basis) on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or a committee thereof. For January 1, 2022, January 1, 2023 and January 1, 2024, the Compensation Committee determined that there shall be no increase, a 200 million increase, and a 218 million increase, respectively, in the number of Ordinary Shares that may be issued under the 2021 Plan. Therefore, as of the date of this annual report, the maximum number of Ordinary Shares that may be issued under the 2021 Plan, including past and future issuances, is 760,568,055. As of March 1, 2024, under the 2021 Plan, 570,775,843 Ordinary Shares remained available for grant, and RSUs underlying 78,669,665 Class A Ordinary Shares were outstanding and 10,623,134 Class B Ordinary Shares were outstanding. With respect to the Substitute Awards, as of March 1, 2024, options to purchase 6,924,253 Class A Ordinary Shares and 28,619,682 Class B Ordinary Shares, RSUs underlying 11,321,182 Class A Ordinary Shares, and restricted shares with respect to 10,336,577 Class B Ordinary Shares were outstanding. To the extent that any Substitute Awards expire or are terminated prior to exercise, the shares reserved for issuance pursuant thereto will not become available for issuance under the 2021 Plan.

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

Awards made to the Key Executives under the 2021 Plan that replace such Key Executive’s outstanding options, restricted share units, and restricted shares under the 2018 Plan in connection with the consummation of the Business Combination and any other awards granted to the Key Executives under the 2021 Plan shall be granted for Class B Ordinary Shares. Awards made to our executive officers (other than the Key Executives) under the 2021 Plan shall be granted for Class B Ordinary Shares and/or Class A Ordinary Shares. All other awards under the 2021 Plan shall be granted for Class A Ordinary Shares.

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

2021 Equity Stock Purchase Plan

In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Stock Purchase Plan (the “ESPP”). The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Internal Revenue Code (the “Code”) and a non-Section 423 component, which need not qualify under Section 423 of the Code. The ESPP became effective on December 1, 2021. As of the date of this annual report, 7,114,402 Class A Ordinary Shares have been issued under the 2021 ESPP. The following summarizes the material terms of the ESPP.

Shares Subject to the Plan. Initially, the maximum number of Class A Ordinary Shares that may be issued under the ESPP after it becomes effective is two percent (2%) of the total number of Ordinary Shares that are outstanding upon consummation of the Business Combination, which maximum number is equal to 74,821,802. In addition, the number of Class A Ordinary Shares reserved for issuance under the ESPP will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to one percent (1%) of the total number of Ordinary Shares that are outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the administrator. For January 1, 2022 and January 1, 2023, the Compensation Committee determined that there shall be no increase in the number of Class A Ordinary Shares reserved for issuance under the ESPP. For January 1, 2024, the Compensation Committee determined that there shall be an increase of 20 million Class A Ordinary Shares under the ESPP. As a result, as of the date of this annual report, the maximum number of Class A Ordinary Shares that may be issued under the ESPP, including past and future issuances, is 94,821,802.

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

In addition to the above share incentive plans of Grab Holdings Limited, certain of our subsidiaries have set up equity settled share-based payment arrangements for the issuance of restricted share units/awards and share options that are generally subject to a vesting schedule.

Option, RSU and Restricted Share Grants

As of March 1, 2024, there were a total of 55,478,514 Ordinary Shares underlying grants of outstanding options, RSUs and restricted shares that were held by the executive officers and directors as a group, which included the following:

•
Anthony Tan Ping Yeow had (x) outstanding options to purchase a total of 12,130,207 Class B Ordinary Shares, with per-share exercise price of $1.90, grant date of December 31, 2019, and expiration date of December 31, 2029, (y) outstanding restricted shares with respect to a total of 5,647,586 of Class B Ordinary Shares with a grant date of April 11, 2021 and (z) outstanding RSUs with respect to a total of 8,518,134 of Class B Ordinary Shares with grant dates that range from March 15, 2022 to January 16, 2024;
•
Peter Oey, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from April 30, 2020 to January 16, 2024;
•
Ong Chin Yin, who owned less than 1% of the outstanding Ordinary Shares, had (x) outstanding options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.48 to $2.32, grant dates that range from August 26, 2016 to September 19, 2020, and expiration dates that range from August 25, 2026 to December 13, 2029, and (y) outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from April 5, 2021 to January 16, 2024;
•
Alex Hungate, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from February 15, 2022 to January 16, 2024;
•
Suthen Thomas Paradatheth, who owned less than 1% of the outstanding Ordinary Shares. had (x) outstanding options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.67 to $2.32, grant dates that range from November 24, 2017 to September 22, 2020, and expiration dates that range from November 23, 2027 to September 22, 2030, and (y) outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from March 30, 2020 to January 16, 2024;
•
Philipp Kandal, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary shares with grant dates that range from September 30, 2020 to January 16, 2024;
•
John Rogers, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of March 15, 2022;
•
Dara Khosrowshahi did not have any outstanding options, RSUs or restricted shares in respect of Ordinary Shares;
•
Ng Shin Ein, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of January 28, 2021; and
•
Oliver Jay, who owned less than 1% of the outstanding Ordinary Shares, did not have any outstanding options, RSUs or restricted shares in respect of Ordinary Shares.

C.
Board Practices

Board of Directors

Our board of directors consists of six directors as of the date of this annual report. Of these six directors, four are independent. These four independent directors were selected and approved by our nominating committee through a process that sought to find diversity of experience, expertise and perspectives, as well as deep understandings of different businesses, practices and markets relevant to our operations. The number of directors may be increased to up to nine or reduced to any number smaller than nine, if and as determined by the holders of a majority of the Class B Ordinary Shares, voting exclusively and as a separate class. A director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of the directors. No non-employee director has a service contract with us that provides for benefits upon termination of service.

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

Terms of Directors and Executive Officers

A majority of our directors are nominated and appointed by the holders of Class B Ordinary Shares voting exclusively and as a separate class. The balance of our directors is elected by the holders of Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Other than Ms. Ong Chin Yin, no director is subject to a term of office and each will hold office until the earliest to occur of the following: (a) the director’s successor has been elected; (b) the director dies, becomes bankrupt or makes any arrangement or composition with his or her creditors; (c) (i) with respect to any director other than Mr. Tan, a licensed medical practitioner who has evaluated that director gives a written opinion to us stating he or she has become physically or mentally incapable of acting as a director and may remain so for more than three months or (ii) with respect to Mr. Tan, a licensed medical practitioner determines that Mr. Tan has a permanent and total disability so that he is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months; (d) such director resigns his or her office by notice in writing to us; or (e) such director is removed as described in the following paragraph. Ms. Ong Chin Yin is subject to a term of office from January 31, 2024 to December 31, 2024, subject to renewal.

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
•
reviewing and approving significant related party transactions, and reviewing and approving all changes to our related party transactions policy;
•
reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of our internal controls;
•
overseeing risks and exposure associated with financial matters;
•
establishing and overseeing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing and internal control matters; and
•
overseeing compliance with environmental, social and governance obligations and standards.

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
•
reviewing and approving the implementation or revision of any compensation recoupment, “clawback” or similar policy allowing or requiring the Company to recoup compensation paid to executive officers and other employees and be responsible for the oversight and administration of any such policies;
•
evaluating periodically the appropriate level of compensation for our board of directors and committee service by non-employee directors;
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

In addition, we are not required to have our shareholders approve certain issuances of securities, including those in connection with the establishment of or material amendments to equity compensation plans or arrangements.

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

We firmly believe that The Grab Way fosters a collaborative, innovative and respectful work environment that makes Grab one of the best places to work in Southeast Asia. The following table indicates the distribution of our full-time employees by function as of December 31, 2023:

Function	Number of Employees
General and administrative	1,323
Sales and marketing	786
Operations and support	5,661
Research and development	2,834
Total	10,604

In addition, as of December 31, 2023, we had 1,401 fixed-term contract employees and 3,984 temporary agency workers. We believe our employee relations are strong, and we consistently gather ground-up employee feedback through engagement surveys. None of our employees are represented by a labor union.

E.
Share Ownership

Ownership of the Company’s shares by its directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this annual report.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of March 1, 2024 by:

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 3,822,472,613 Class A Ordinary Shares and 122,921,729 Class B Ordinary Shares issued and outstanding as of March 1, 2024, and does not include the 25,999,981 Class A Ordinary Shares issuable upon the Warrants outstanding as of March 1, 2024.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Anthony Tan Ping Yeow	*	151,541,411(3)	3.9%	64.1%
Alex Hungate	*	—	*	*
Peter Oey	*	—	*	*
Ong Chin Yin	*	—	*	*
Suthen Thomas Paradatheth	*	—	*	*
Philipp Kandal	*	—	*	*
John Rogers	*	—	*	*
Dara Khosrowshahi	—	—	—	—
Ng Shin Ein	*	—	*	*
Oliver Jay	*	—	*	*
All executive officers and directors as a group	*	151,541,411	4.2%	64.2%
Principal Shareholders
SVF entities(4)	549,175,218	—	13.9%	5.9%
Uber Technologies, Inc.	535,902,982	—	13.6%	5.7%
Toyota Motor Corp	222,906,079	—	5.7%	2.4%
Morgan Stanley(5)	212,463,004	—	5.4%	2.3%
Didi Chuxing(6)	197,299,816	—	5.0%	2.1%

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

(3)
Consists of (i) 70,653,096 Class B Ordinary Shares held by Mr. Tan; (ii) 19,492,330 Class B Ordinary Shares held by Hibiscus Worldwide Ltd., a Cayman limited company (“Hibiscus”), and deemed beneficially owned by Mr. Tan pursuant to the shareholders’ deed dated April 12, 2021 (the “Shareholders’ Deed”), by and among GHL, Altimeter Growth Holdings, Grab Holdings Inc., the Key Executives and certain entities related to Mr. Tan; (iii) 12,130,207 Class B Ordinary Shares that Mr. Tan may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Mr. Tan under our share incentive plans; (iv) 22,907,952 Class B Ordinary Shares held by Ms. Tan Hooi Ling (“Ms. Tan”), and 7,243,301 Class B Ordinary Shares that Mr. Tan may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Ms. Tan under our share incentive plans, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed; and (v) 9,868,351 Class B Ordinary Shares held by Mr. Maa and the trusts created by Mr. Maa for which he is the trustee (the “Maa Trusts”), and 9,246,174 Class B Ordinary Shares that Mr. Maa may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Mr. Maa under our share incentive plans, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed. Pursuant to the Shareholders’ Deed, Ms. Tan, Mr. Maa and any trusts created by Ms. Tan or Mr. Maa irrevocably appoints Mr. Tan as attorney-in-fact and proxy to vote all of their Class B Ordinary Shares.
(4)
The number of Class A Ordinary Shares beneficially owned was reported in the amendment no. 2 to the Schedule 13G filed by certain SVF entities and other reporting persons on February 13, 2024 and consists of 549,175,218 Class A Ordinary Shares held of record by SVF Investments (UK) Limited.
(5)
The number of Class A Ordinary Shares beneficially owned was reported in the amendment no. 1 to the Schedule 13G filed by Morgan Stanley and Morgan Stanley Investment Management Inc. on February 8, 2024. As reported in the Schedule 13G, as amended, Morgan Stanley has shared voting power over 200,280,269 Class A Ordinary Shares and shared dispositive power over 212,463,004 Class A Ordinary Shares, and Morgan Stanley Investment Management Inc. has shared voting power over 195,315,166 Class A Ordinary Shares and shared dispositive power over 206,915,268 Class A Ordinary Shares.
(6)
The number of Class A Ordinary Shares beneficially owned was reported in the amendment no. 2 to the Schedule 13G filed by DiDi Global Inc. (formerly known as Xiaoju Kuaizhi Inc.) and Marvelous Yarra Limited on February 14, 2024 and consists of (i) 8,995,300 Class A Ordinary Shares directly held by DiDi Global Inc., and (ii) 188,304,516 Class A Ordinary Shares held by Marvelous Yarra Limited. Marvelous Yarra Limited is a wholly-owned subsidiary of DiDi Global Inc., and DiDi Global Inc. shares the voting and investment power with respect to the Class A Ordinary Shares held by Marvelous Yarra Limited.

To our knowledge, as of March 1, 2024, 3,296,563,711 Class A Ordinary Shares, or 86.2% of the total outstanding Class A Ordinary Shares, were held by 31 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of March 1, 2024, 9,868,351 Class B Ordinary Shares representing 8.0% of the total issued and outstanding Class B Ordinary Shares, were held by three record holders in the United States.

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

On March 14, 2022, our key executives, namely, Anthony Tan, Hooi Ling Tan, Ming Maa, Peter Oey, Chin Yin Ong and Alex Hungate, entered into a deed in favor of GHL to extend the term of the lock-up with respect to their respective shares for which the lock-up was initially scheduled to expire on May 30, 2022 in the voting support and lock-up agreement and deed No. 1 dated April 12, 2021. In the case of Mr. Hungate, who joined us after the execution of the initial lock-up, the new lock-up applied to any shares that vested prior to the new extension date. The extended lock-up, which expired on May 30, 2023, was on substantially the same terms as the lock-up that expired on May 30, 2022.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

Collaboration Agreement with Toyota

We are party to a Framework Collaboration Agreement dated June 13, 2018 and renewed and amended on August 15, 2021, August 16, 2022 and August 1, 2023 (collectively the “FCA”) with Toyota Motor Corp. (“Toyota”), a principal shareholder. The FCA governs future joint development projects by the two companies, committing us to use our best efforts to collaborate with Toyota, as a preferred original equipment manufacturer partner, in certain research and development efforts. Pursuant to the FCA, we also agreed to install and subscribe to Toyota vehicle management and other in-car hardware and software in our rental vehicle fleet, as well as to use for our rental fleet, and encourage the driver-partners to use, Toyota-selected vehicle maintenance centers in all countries in which we operate. The FCA also grants Toyota certain preference rights to provide capital for vehicle purchase financing for the driver-partners. The FCA further requires us to use our best efforts to maintain an 80%-unit share percentage of Toyota vehicles for its rental fleet, subject to mitigating circumstances. In 2023, 2022 and 2021, transactions of an aggregate value of approximately $78 million, $41 million and $56 million, respectively, were conducted under the FCA.

Transactions with GrabFin Operations (Malaysia)

On October 15, 2019, pursuant to a sale and purchase agreement dated August 20, 2018, and the supplemental agreement dated April 3, 2019, Grab Financial Services Asia Inc. (“GFSA”), an entity in our financial services segment, acquired a 40% interest in Reversemortgage Sdn. Bhd., which subsequently changed its name to GrabFin Operations (Malaysia) Sdn. Bhd. (“GOM”), a licensed money lender in Malaysia, and an option to purchase the remaining 60% (which was retained by Mr. Tong) subject to regulatory approval. Prior to the foregoing transactions, the shares in GOM were owned by two individuals holding 10% and 30%, respectively, and Mr. Kooi Ong Tong (60%), who is Mr. Tan’s father-in-law. In May 2023, we acquired Mr. Tong's 60% interest in GOM and we now wholly own GOM.

On February 17, 2020, GFSA, as a lender, entered into a loan agreement (the “Loan Agreement”) with GOM, as a borrower, pursuant to which it granted GOM a revolving interest-free loan facility of MYR 30 million (approximately $6.5 million) to be used only for general corporate purposes. GFSA can demand repayment of all or any amounts outstanding under the Loan Agreement at its absolute discretion at any time, and any outstanding amount is due within five business days from GOM having received demand from GFSA. On March 10, 2020, GFSA and GOM amended and restated the Loan Agreement to change and redenominate the facility amount to $8 million. As of December 31, 2023, $0.2 million was drawn and outstanding under the amended and restated Loan Agreement.

Contract with National University of Singapore

We have a contract with the National University of Singapore’s NUS AI Lab for artificial intelligence research and intellectual property creation related to our business for SGD 1.25 million (approximately $0.9 million) over two years from April 1, 2021. Our co-founder Tan Hooi Ling (who no longer holds any position at Grab since December 31, 2023) served on the Board of Trustees of the National University of Singapore from June 2019 to March 2022.

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

Shareholding in Jaya Grocer

In January 2022 we completed the acquisition of a majority economic interest in Jaya Grocer. Our supermarkets business is subject to the Guidelines on Foreign Participation in Distributive Trade Services in Malaysia (2022) issued by the Malaysian Ministry of Domestic Trade and Cost of Living, which stipulate a maximum foreign voting cap of 50% for smaller retail formats (non-superstores) in Malaysia. Accordingly, 50% of the ordinary shares in Jaya Grocer are held by an entity (“Malaysian local partner”) owned by a Malaysian national, who used to be, until October 2023, our co-founder Hooi Ling Tan (who now no longer holds any position at Grab). The entity is now owned by one of our employees. The full purchase of the ordinary shares in Jaya Grocer by the Malaysian local partner was funded through the purchase of preference shares in the Malaysian local partner by us. We, through a wholly owned subsidiary, have entered into a management agreement with Jaya Grocer and the Malaysian local partner that generally entitles us to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner.

Contract with MCars Sdn. Bhd.

On October 25, 2022, one of our wholly-owned subsidiaries, Green Rentals Sdn. Bhd., awarded a contract to purchase 400 units of Perodua Bezza, which were due to be written off, to MCars. Sdn. Bhd. for MYR 11.4 million (approximately $2.5 million). This was conducted through a competitive bidding exercise considering the best price and the ability to fulfill payment as per bidding document. Initially, it was awarded to another company that was the highest bidder, but the company was not able to fulfill payment as per the bidding document. As a result, it was awarded to the next highest bidder, MCars. Sdn. Bhd. MCars Sdn. Bhd. is a wholly-owned subsidiary of Orion SPV Pte. Ltd., a company 49%-owned by Ideal Team Enterprises Limited, which is in turn owned by Nicholas Tan, Mr. Tan’s brother.

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

Government Proceedings

We have been, and are currently, involved in actions brought by government authorities and third parties, alleging violations of competition laws, consumer protection laws, data protection laws and other laws. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters. For example, on October 3, 2019, the Malaysia Competition Commission, or MyCC, served a proposed decision against Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc. for allegedly abusing Grab’s dominant position by restricting driver-partners from promoting competitors’ products and providing advertising services to third-party enterprises. MyCC imposed a proposed financial penalty of MYR 86.8 million (approximately $18.9 million), along with the directive for MyTeksi Sdn. Bhd. and Grabcar Sdn. Bhd. to remove the restrictive clause permanently from the relevant terms and code of conduct and to notify all driver-partners of such removal for a period of twelve weeks. As of the date of this annual report, MyCC has not issued a Final Decision. Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc.’s initial leave application to the High Court for a judicial review of MyCC’s proposed decision was dismissed and they have since been granted leave by the Court of Appeal to have the judicial review application against MyCC’s proposed decision heard in the High Court. The MyCC has appealed to the Federal Court and the appeal has been dismissed. In July 2023, the High Court ruled to quash the proposed decision, including the proposed fines. In August 2023, MyCC filed a Notice of Appeal to appeal against the High Court's decision at the Court of Appeal. Currently the matter is pending filing of submissions by both parties.

Personal Injury Matters

In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving driver-partners or passengers using or who have used services offered through our platform, as well as from third parties. For example, on August 10, 2020, a passenger who was injured in an accident while using GrabBike, filed a claim in the Thai Civil Court against Grabtaxi Holdings Pte. Ltd., Grabtaxi (Thailand) Co., Ltd. and the driver-partner for approximately THB 53 million (approximately $1.5 million) in damages. Although the case is still pending and ongoing, our management is of the view that the claim amount is exaggerated and the plaintiff is unlikely to be able to substantiate the total amount of the claim.

Independent Contractor Matters

In the ordinary course of our business, various driver-partners have challenged, and may challenge in the future, their classification on our platform as independent contractors, seeking monetary, injunctive, or other relief although we have generally been able to defend such actions. We are currently involved in one such action filed by an individual driver-partner seeking damages for wrongful termination. On January 3, 2020, a former driver-partner filed a claim against MyTeksi Sdn Bhd in the Kuala Lumpur Industrial Relations Department alleging unfair dismissal from the Grab platform. The Minister of Human Resources declined to refer the driver-partner’s claim to the Industrial Relations Court based on his sole discretion, and the former driver-partner’s subsequent application to the Kuala Lumpur High Court for judicial review of the Minister’s decision was also dismissed. The former driver-partner filed an appeal to the Court of Appeal and the appeal is pending. We believe that the appeal is unlikely to succeed as the Self-Employed Social Security Act 2017 recognizes that driver-partners are self-employed and the recent amendment to the aforesaid Act reinforces this point by adding and recognizing delivery partners as independent contractors. However, if the appeal is successful and the former driver-partner is allowed to bring the claim in the Industrial Relations Court, the classification of driver-partners as independent contractors in Malaysia would be challenged. In addition, we are also regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractors on our platform.

Other Actions

We are currently also involved in the following actions:

•
In October 2018, a Thai taxi driver filed a claim against a Thai regulator alleging that the Thai regulator omitted and neglected to perform its duties by allowing Grabtaxi (Thailand) Co., Ltd. (“Grabtaxi Thailand”) to operate GrabCar (i.e., allowing Grabtaxi Thailand to assist its driver-partners to use private cars to provide public transport service). Grabtaxi Thailand is a co-defendant in this case. In May 2023, the Thai Administrative Court dismissed the taxi driver’s complaint as the Thai regulator has promulgated new laws to regulate ride-hailing services in Thailand, and Grabtaxi Thailand has since obtained a license under the new laws. In July 2023, Grabtaxi Thailand received an official letter from the court confirming that the mentioned verdict was final, and so this case was officially closed.
•
In December 2018, Grab was assessed approximately PHP 1.4 billion (approximately $25.3 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and the case remains under review by the regional trial court.
•
On September 21, 2021, Grab Greco LLP was served with a claim in the Bangalore City Civil Court in India by a former employee and a company from which Grab Greco LLP had acquired intellectual property assets in 2018. The plaintiffs allege that Grab’s wallet platform breaches the plaintiffs’ intellectual property rights. The relief sought from the Bangalore City Civil Court includes an injunction to restrain Grab from using the claimants’ purported copyright and patents and an account of profits. Grab believes the case has no merit and is contesting it on the basis that, among other things, Grab completed the purchase of the relevant intellectual property in 2018. The case was dismissed on May 31, 2023 but the plaintiffs have since filed a petition to review the dismissal and the petition is pending.
•
Beginning in March 2022, various putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York. On June 7, 2022, the Court appointed Lead Plaintiffs and consolidated all actions under the caption In re Grab Holdings Limited Securities Litigation, No. 1:22-cv-02189-VM. On August 22, 2022, Lead Plaintiffs filed an Amended Class Action Complaint against the Company, certain of its officers and directors, and certain officers and directors of Altimeter Growth Corp. The class action is purportedly brought on behalf of various classes of persons who allegedly suffered damages as a result of alleged misstatements and omissions regarding our proxy and registration statements, reported financials, business operations, and future prospects, in violation of Sections 11 and 15 of the U.S. Securities Act of 1933, Sections 10(b), 14(a), and 20(a) of the U.S. Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. On November 18, 2022, the Company and the other defendants filed a joint motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on February 27, 2023. On March 12, 2024, the Court granted in part and denied in part Defendants’ motion to dismiss, and granted Plaintiffs leave to amend their dismissed claims within 21 days. We cannot predict the timing, outcome or consequences of the class action at the current stage.
•
In October 2023, a complaint was filed against Grab Holdings Limited, Grab Holdings, Inc., and Grabtaxi Holdings Pte. Ltd. in the Superior Court of California where plaintiff alleges, among other things, that we conspired to misappropriate the ‘GrabMart Super App’ name and technology from plaintiff. We are defending against the lawsuit vigorously to protect our and our shareholders’ interests. The case is currently in a very preliminary stage.

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

D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. For a discussion of such restrictions in certain countries in which we operate, see “Item 3. Key Information—D. Risk Factors—The ability of our subsidiaries and consolidated affiliated entities in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.” and “Item 5. Operating and Financial Review Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will generally be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments), and the market price of our Class A Ordinary Shares, no assurances can be given with regard to our PFIC status for our taxable year ended December 31, 2023, or the current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile), fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years. Recent declines in the market price of our Class A Ordinary Shares significantly increased our risk of being or becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

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

Taxation of Distributions

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules”, a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on our Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below under “—Passive Foreign Investment Company Rules”, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below).

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

As discussed above, we believed that we were a PFIC for the taxable year ended December 31, 2022, and no assurances can be given with regard to our PFIC status for our taxable year ended December 31, 2023, or the current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to Securities under their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules”, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Class A Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. The deduction of capital losses is subject to certain limitations.

As discussed above, we believed that we were a PFIC for the taxable year ended December 31, 2022, and no assurances can be given with regard to our PFIC status for our taxable year ended December 31, 2023, or the current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of Securities under their particular circumstances.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Warrant. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules”, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of our warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.

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

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered a number of Warrants having an aggregate value equal to the exercise price for the total number of Warrants to be deemed exercised. Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules”, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the total number of Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Rules”, if we redeem warrants for cash or purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Exercise, Lapse or Redemption of a Warrant.”

As discussed above, we believed that we were a PFIC for the taxable year ended December 31, 2022, and no assurances can be given with regard to our PFIC status for our taxable year ended December 31, 2023, or the current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the exercise, lapse or redemption of the Warrants under their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. See Note 26 to our consolidated financial statements included elsewhere in this report for further details.

Credit Risk

We are exposed to credit risk from our operating activities and from our financing activities, which arises principally from our trade receivables, loans and advances to customers or consumers, deposits and cash and cash equivalents. With respect to trade receivables, we are not exposed to a major default risk from a single customer, and we actively monitor and manage credit risk and optimizing the payment process. With respect to our loans and advances to customers, our credit risk mainly pertains to term loans provided to borrowers. We closely monitor credit quality for the loans and advances to manage and evaluate our related exposure to credit risk, and such efforts begin with initial underwriting and continue through to full repayment of a loan or advance. We have developed risk models using detailed information from internal historical experience, including customers’ prior repayment histories with us, to assess customer requests for a loan or advance. We also use delinquency status and trends and other indicators to assist in making new and ongoing credit decisions, adjust models and plan collection practices and strategies. With respect to our financial instruments, our deposits and cash and cash equivalents are all held with reputable bank and financial institution counterparties.

Foreign Currency Risk

We are exposed to foreign exchange risk on transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, cash and cash equivalents and borrowings that are denominated in a currency other than the respective functional currencies of our entities, including Singapore Dollars, Indonesian Rupiah, Thai Baht, Malaysian Ringgit, Vietnamese Dong and Philippine Pesos, among other currencies. The functional currencies of our entities are primarily the currency of the country in which the entity operates. The currencies in which these transactions primarily are denominated are also in the currency in which the entity operates. Accordingly, changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statement of profit or loss and other comprehensive income. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statement of profit or loss and other comprehensive income.

Interest on external borrowings is denominated in the currency of the borrowing. Our entities’ external borrowings are generally denominated in currencies that match the cash flows generated by the underlying operations, which is also the currency of the country in which the entity operates.

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

Interest Rate Risk

Our main interest rate risk arises from long-term borrowings with variable rates, which expose us to cash flow interest rate risk. Our borrowings at variable rate are mainly denominated in U.S. Dollars, Singapore Dollars, Malaysian Ringgit, Indonesian Rupiah and Thai Baht. The borrowings are periodically contractually repriced and to the extent are also exposed to the risk of future changes in market interest rates. We monitor reform of benchmark interest rates and during 2023, the term loan financing, which is a significant portion of our variable rate borrowings, has transitioned from the London Interbank Offer Rate (“LIBOR”) to the Secured Overnight Financing Rate (“SOFR”) and a spread adjustment as recommended by the Alternative Reference Rates Committee (“ARRC”). The risk of future changes in market interest rates with regard to variable rate pricing on the term loan financing is currently managed via our cash management operations. We intend to reduce gross borrowing balances with excess available cash and minimize exposure to interest rate changes with regard to the borrowings. We manage the deleveraging measures by continuously monitoring the macroeconomic environment and its liquidity position to ensure sufficient funding in meeting our business needs and financial obligations, as well as capital allocation and growth objectives, throughout business cycles.

For the Term Loan B, which we fully repaid in March 2024, a 100 basis point increase in SOFR would have increased consolidated losses by approximately $5 million for the year ended December 31, 2023.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report.

Changes in Internal Control over Financial Reporting

There were no changes to our internal controls over financial reporting for the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than changes in controls to integrate the business we acquired in the Jaya Grocer acquisition.

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

	For the Year Ended December 31,
(in millions)	2023	2022	2021
Audit fees	5	7	6
Tax fees	*	*	*
Audit-related fees	*	1	*
Other fees	—	*	—
Total fees	6	8	6

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

Other fees consisted of fees for regulatory attestation and risk management services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors has authorized a share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. The proposed repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of our Class A ordinary shares, among other factors, and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may amend the terms and size of the program. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares. In March 2024, pursuant to this program, we repurchased 30 million Class A ordinary shares for an aggregate consideration of $96.6 million.

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

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. In addition, we are not required to have our shareholders approve certain issuances of securities, including those in connection with the establishment of or material amendments to equity compensation plans or arrangements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain a cyber risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats. This program is a critical component of our overall risk management program as we recognize that cybersecurity risks may have significant operational, financial, and reputational impacts on us. We have adopted an Enterprise Risk Management (ERM) process where our board of directors is responsible for overseeing our risk management efforts. Our cybersecurity team, which is headed by a dedicated Head of Cybersecurity, is tasked with (i) establishing cybersecurity policies and frameworks, as well as defining roles and responsibilities and setting goals to implement such policies and frameworks; (ii) identifying and alerting respective business and functional units of emerging cybersecurity issues and changing regulatory and risk scenarios; (iii) facilitating and monitoring the implementation of effective cybersecurity risk management practices by business and functional units; (iv) providing guidance and training on specialized aspects of risk management to relevant business and functional units; and (v) sharing relevant risk information with our ERM team. We have also developed and integrated certain mitigation measures and programs into our overall risk management framework, including robust security protocols, regular system updates, employee training, and incident response plans.

Our cybersecurity policies and frameworks, which we review on a yearly basis, are designed to address the relevant laws and regulatory oversight of the countries in which we operate. Recognizing the complexity and evolving nature of cybersecurity threats, cybersecurity risks related to our business and technical operations are identified and addressed through a multi-faceted approach that includes third-party assessments, internal information technology (IT) audits, and internal IT security compliance reviews, which are then subject to internal and external audits. We also share and receive threat intelligence from government agencies, information sharing and analysis centers, and cybersecurity associations. We assess potential cybersecurity threats and vulnerabilities in terms of their likelihood and potential impact. To make such assessments, our ERM team and cybersecurity team closely collaborate with our data privacy, IT, operations, legal, and finance teams.

We rely significantly on our third-party service providers, joint ventures, and other partners to maintain our platform. Therefore, cybersecurity incident at a third-party service provider or partner could materially adversely impact us, as well as driver-partners, merchant-partners, and users of our platform. We assess the cybersecurity controls of our third-party service providers and partners through a cybersecurity questionnaire and contractually require these providers and partners to adhere to certain cybersecurity and data privacy standards. We also require our third-party service providers and partners to promptly report their own cybersecurity incidents to us so that we can assess the impact of such incidents on us. Additionally, we conduct an annual reassessment of the cybersecurity risk profiles of our third-party service providers and partners to strengthen our own security posture.

We have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks. Although such risks have not materially affected us, and despite our proactive and extensive efforts to manage cybersecurity risks, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. For more information about the cybersecurity risks we face, refer to “Item 3. Key Information—D. Risk Factors” (and in particular the risk factors headed “Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations across jurisdictions, decrease trust in our platform, and increase the risk of litigation and governmental investigation” and “The proper uninterrupted functioning of our highly complex technology platform is essential to our business”).

Governance

Our board of directors, as assisted by the Audit Committee, oversees the management of our cybersecurity risk. The Audit Committee, in particular, receives regular briefings—typically every quarter—from our management on our cybersecurity and information security posture, top cybersecurity risks, and the progress of cybersecurity risk reduction initiatives. At the management level, our Chief Financial Officer, Chief Technology Officer, Head of Cybersecurity, and General Counsel are primarily responsible for assessing and managing material cybersecurity risks and incidents. They meet regularly to review cybersecurity performance metrics, identify top cybersecurity risks, and assess the status of cybersecurity projects and initiatives.

Our cybersecurity team conducts periodic structured risk and compliance assessments based on a prioritized scope of cybersecurity policies and mandates from regulatory bodies, as well as ad-hoc assessments for risk acceptance requests. The assessments and results are documented together with a risk register and then reported to our Head of Cybersecurity and a technology risk management committee on a monthly basis. The technology risk management committee, which consists of the senior staff of our cybersecurity, engineering, and technology teams, ensures that through control processes and policies, technology risks are properly identified, reported, managed, and mitigated.

Two members of our board of directors have served as chief executive officer, chief financial officer, and/or board member at other companies and have experience overseeing or being involved in cybersecurity risk management. Our Head of Cybersecurity has served in various roles in IT and information security for over 28 years, including the role of chief information security officer at two other public companies. Our Chief Technology Officer has served in various roles on our technology team since 2012 and is therefore familiar with the cybersecurity risks that we face and the necessary safeguards that we must implement in response.

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

4.3†

GHL Second Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Post-effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-262658), filed with the SEC on December 12, 2023).

4.4†	GHL 2021 Equity Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the shell company report on Form 20-F (File No. 001-41110), filed with the SEC on December 6, 2021).

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

4.17

Amended and Restated Shareholders’ Agreement, dated October 17, 2021, among GXS Bank Pte. Ltd. (formerly known as A5-DB Operations (S) Pte. Ltd.), A5-DB Holdings Pte. Ltd., SFG Digibank Investment Pte. Ltd., Grab Holdings Inc., Singapore Telecommunications Limited, AA Holdings Inc. and Singtel FinGroup Investment Pte. Ltd., and First Amendment and Waiver Regarding Amended and Restated Shareholders' Agreement, dated September 19, 2022, among the same parties (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F (File No. 001-41110), filed with the SEC on April 26, 2023).

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

8.1*	List of subsidiaries of GHL.
12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.
13.2**	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the SarbanesOxley Act of 2002.
15.1*	Consent of KPMG LLP.
15.2*	Consent of Euromonitor International Limited.
97*	Clawback Policy of GHL.
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Portions of this exhibit have been omitted on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAB HOLDINGS LIMITED

By:	/s/ Anthony Tan Ping Yeow
Name:	Anthony Tan Ping Yeow
Title:	Chairman and Chief Executive Officer

Date: March 28, 2024

Grab Holdings Limited

(Incorporated in the Cayman Islands)

and its Subsidiaries

Annual Report

For the financial year ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Grab Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grab Holdings Limited and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over the IT systems used in the revenue recognition process

As discussed in Notes 4.11 and 20 to the consolidated financial statements, the Company generated $2,359 million of revenue for the year ended December 31, 2023 of which $2,063 million related to the deliveries and mobility segments.

We identified the evaluation of sufficiency of audit evidence over the information technology (IT) systems used in revenue recognition related to the deliveries and mobility segments as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the complexity and high number of IT systems used in the revenue recognition process related to the deliveries and mobility segments and the specialized skills and knowledge needed to test the IT systems.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the IT systems used in the revenue recognition process related to the deliveries and mobility segments. We involved IT professionals with specialized skills and knowledge, who assisted in:

•
gaining an understanding of the IT systems used in the Company’s recognition of revenue
•
evaluating the design and testing the operating effectiveness of certain internal controls related to the IT systems used in the revenue recognition process. This included certain general IT controls and IT application controls used by the Company in its revenue recognition process.

For a sample of transactions, we:

•
recalculated the amount of revenue recognized in the period based on the contractual arrangements with customers and evaluated the consistency of revenue recognition with the Company’s accounting policies
•
compared the recorded amounts with underlying support, including cash receipts and statements issued to customers.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Singapore

March 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Grab Holdings Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Grab Holdings Limited and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP

Singapore

March 28, 2024

Consolidated statement of financial position

As at December 31

(in $ millions)

	Note	2023	2022
		$	$
Non-current assets
Property, plant and equipment	5	512	492
Intangible assets and goodwill	6	916	904
Associates and joint venture		102	107
Deferred tax assets	18	56	20
Other investments	7	1,188	1,742
Loan receivables in the financial services segment	9	54	—
Deposits, prepayments and other assets	10	196	217
		3,024	3,482
Current assets
Inventories		49	48
Trade and other receivables	8	196	187
Loan receivables in the financial services segment	9	272	185
Deposits, prepayments and other assets	10	208	182
Other investments	7	1,905	3,134
Cash and cash equivalents	11	3,138	1,952
		5,768	5,688
Total assets		8,792	9,170

Equity
Share capital and share premium	12	22,669	22,278
Reserves	12	544	602
Accumulated losses		(16,764)	(16,277)
Equity attributable to owners of the Company		6,449	6,603
Non-controlling interests	13	19	54
Total equity		6,468	6,657

Non-current liabilities
Loans and borrowings	14	668	1,248
Provisions	15	18	18
Other liabilities	16	140	132
Deferred tax liabilities	18	20	18
		846	1,416
Current liabilities
Loans and borrowings	14	125	117
Provisions	15	39	38
Trade payables and other liabilities	16	925	930
Deposits from customers in the banking business	17	374	3
Current tax liabilities		15	9
		1,478	1,097
Total liabilities		2,324	2,513
Total equity and liabilities		8,792	9,170

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

For the year ended December 31

(in $ millions, except for per share data)

	Note	2023	2022	2021
		$	$	$
Revenue	20	2,359	1,433	675
Cost of revenue	21(iii)	(1,499)	(1,356)	(1,070)
Other income	21(i)	17	17	12
Sales and marketing expenses	21(iii)	(293)	(278)	(241)
General and administrative expenses	21(iii)	(550)	(646)	(544)
Research and development expenses	21(iii)	(421)	(465)	(356)
Net impairment losses on financial assets	26	(72)	(58)	(19)
Other expenses*	21(ii)	(4)	(12)	(11)
Restructuring costs		(56)	(8)	(1)
Operating loss		(519)	(1,373)	(1,555)
Finance income	22	198	107	28
Finance costs	22	(99)	(166)	(1,701)
Net change in fair value of financial assets and liabilities	22	(39)	(294)	37
Share listing and associated expenses	12	—	—	(353)
Net finance income/ (costs)	22	60	(353)	(1,989)
Share of loss of equity-accounted investees (net of tax)		(7)	(8)	(8)
Loss before income tax		(466)	(1,734)	(3,552)
Income tax expense	18	(19)	(6)	(3)
Loss for the year		(485)	(1,740)	(3,555)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		2	2	1
Investments and put liabilities at FVOCI – net change in fair value		(24)	(3)	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		7	(42)	(42)
Other comprehensive loss for the year, net of tax		(15)	(43)	(41)
Total comprehensive loss for the year		(500)	(1,783)	(3,596)
Loss attributable to:
Owners of the Company		(434)	(1,683)	(3,449)
Non-controlling interests		(51)	(57)	(106)
Loss for the year		(485)	(1,740)	(3,555)
Total comprehensive loss attributable to:
Owners of the Company		(448)	(1,729)	(3,489)
Non-controlling interests		(52)	(54)	(107)
Total comprehensive loss for the year		(500)	(1,783)	(3,596)
Loss per share
Basic loss per share	23	(0.11)	(0.44)	(6.39)
Diluted loss per share	23	(0.11)	(0.44)	(6.39)

* Excluding restructuring costs

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2023

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 12)	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2023		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657
Total comprehensive loss for the period
Loss for the period		—	—	(434)	—	—	—	(434)	(51)	(485)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(1)	(1)	8	7
Defined benefit plan remeasurement		—	—	2	—	—	—	2	—	2
Investments and put liabilities at FVOCI – net change in fair value		—	—	—	(15)	—	—	(15)	(9)	(24)
Total other comprehensive loss		—	—	2	(15)	—	(1)	(14)	(1)	(15)
Total comprehensive loss for the period		—	—	(432)	(15)	—	(1)	(448)	(52)	(500)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	12	*	370	—	—	(346)	—	24	—	24
Share-based payment	19	—	—	—	—	304	—	304	—	304
Total contributions by owners		—	370	—	—	(42)	—	328	—	328
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	21	(55)	—	—	—	(34)	17	(17)
Total changes in ownership interests in subsidiaries		*	21	(55)	—	—	—	(34)	17	(17)
Total transactions with owners		*	391	(55)	—	(42)	—	294	17	311
At December 31, 2023		*	22,669	(16,764)	138	474	(68)	6,449	19	6,468

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2022

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 12)	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2022		*	21,529	(14,402)	243	382	(19)	7,733	286	8,019
Total comprehensive loss for the period
Loss for the period		—	—	(1,683)	—	—	—	(1,683)	(57)	(1,740)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(48)	(48)	6	(42)
Defined benefit plan remeasurement		—	—	2	—	—	—	2	—	2
Investments and put liabilities at FVOCI – net change in fair value		—	—	*	*	—	—	(1)	(2)	(3)
Total other comprehensive loss		—	—	1	*	—	(48)	(47)	4	(43)
Total comprehensive loss for the period		—	—	(1,682)	*	—	(48)	(1,730)	(53)	(1,783)
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of subsidiary		*	46	—	(90)	—	—	(44)	21	(23)
Share options exercised/restricted stock units vested	12	*	286	—	—	(278)	—	8	—	8
Share-based payment	19	—	—	—	—	412	—	412	—	412
Total contributions by owners		*	332	—	(90)	134	—	376	21	397
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	417	(193)	—	—	—	224	(200)	24
Total changes in ownership interests in subsidiaries		*	417	(193)	—	—	—	224	(200)	24
Total transactions with owners		*	749	(193)	(90)	134	—	600	(179)	421
At December 31, 2022		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2021

(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	CRPS reserve	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$	$
At January 1, 2021		*	140	(10,490)	3,850	—	79	22	(6,399)	105	(6,294)
Total comprehensive loss for the period
Loss for the period		—	—	(3,449)	—	—	—	—	(3,449)	(106)	(3,555)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(41)	(41)	(1)	(42)
Defined benefit plan remeasurement		—	—	1	—	—	—	—	1	—	1
Total other comprehensive loss		—	—	1	—	—	—	(41)	(40)	(1)	(41)
Total comprehensive loss for the period		—	—	(3,448)	—	—	—	(41)	(3,489)	(107)	(3,596)
Transactions with owners, recorded directly in equity
Contributions by owners
Equity component of convertible redeemable preference shares (“CRPS”)	12	—	—	—	27	—	—	—	27	—	27
Share options exercised/restricted stock units vested	12	*	97	—	—	—	(51)	—	46	—	46
Share-based payment	19	—	—	—	—	—	357	—	357	—	357
Issuance of ordinary shares upon Reverse Recapitalization (refer to Note 1 for definition), net of issuance costs		*	4,642	—	—	—	—	—	4,642	—	4,642
Conversion of CPRS into GHL ordinary shares as part of the Reverse Recapitalization	12	*	16,650	—	(3,877)	—	—	—	12,773	—	12,773
Total contributions by owners		*	21,389	—	(3,850)	—	306	—	17,845	—	17,845
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(464)	—	243	(3)	—	(224)	288	64
Total changes in ownership interests in subsidiaries		*	—	(464)	—	243	(3)	—	(224)	288	64
Total transactions with owners		*	21,389	(464)	(3,850)	243	303	—	17,621	288	17,909
At December 31, 2021		*	21,529	(14,402)	—	243	382	(19)	7,733	286	8,019

* Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31

(in $ millions)

	Note	2023	2022	2021
		$	$	$
Cash flows from operating activities
Loss before income tax		(466)	(1,734)	(3,552)
Adjustments for:
Amortization of intangible assets	6	17	21	236
Depreciation of property, plant and equipment	5	128	129	109
Impairment of intangible assets and goodwill	6	—	3	8
Impairment of property, plant and equipment	5	*	3	7
Equity-settled share-based payments	19	304	412	357
Finance costs	22	99	166	1,701
Net change in fair value of financial assets and liabilities	22	39	294	(37)
Net impairment loss on financial assets	26	72	58	19
Finance income	22	(198)	(107)	(28)
Gain on disposal of property, plant and equipment		(11)	(3)	(1)
Gain on disposal of associate		—	—	(2)
Gain on disposal of subsidiary		—	(2)	—
Share listing and associated expenses		—	—	353
Share of loss of equity-accounted investees (net of tax)		7	8	8
Change in provisions	15	1	3	15
		(8)	(749)	(807)
Changes in:
- Inventories		(1)	6	(1)
- Deposits pledged		(22)	—	(99)
- Trade and other receivables		(11)	(50)	(94)
- Loan receivables in the financial services segment		(184)	(110)	(87)
- Trade payables and other liabilities		(7)	128	137
- Deposits from customers in the banking business		364	3	—
Cash from/ (used in) operations		131	(772)	(951)
Income tax paid		(45)	(26)	(3)
Net cash from/ (used in) operating activities		86	(798)	(954)
Cash flows from investing activities
Acquisition of property, plant and equipment		(71)	(58)	(73)
Purchase of intangible assets		(21)	(16)	(12)
Proceeds from disposal of property, plant and equipment		28	12	25
Acquisition of additional interests in associate		—	(109)	(16)
Proceeds from disposal of associate		—	3	8
Acquisition of subsidiaries with non-controlling interests, net of cash acquired, and loan receivables		—	(266)	—
Net proceeds from/ (acquisitions of) other investments		1,752	(683)	(2,717)
Interest received		183	55	28
Net cash from/ (used in) investing activities		1,871	(1,062)	(2,757)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

For the year ended December 31

(in $ millions)

	Note	2023	2022	2021
		$	$	$
Cash flows from financing activities
Proceeds from share-based payment arrangements		16	8	46
Proceeds from the Reverse Recapitalization	1	—	—	4,425
Payment of listing expenses		—	(39)	—
Proceeds from bank loans		116	109	1,980
Repayment of bank loans		(765)	(1,019)	(176)
Payment of lease liabilities		(39)	(35)	(24)
Proceeds from issuance of convertible redeemable preference shares		—	—	463
Acquisition of non-controlling interests without change in control		(27)	(15)	(460)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		10	32	443
Deposits pledged		(1)	(3)	(23)
Interest paid		(80)	(160)	(108)
Net cash (used in)/from financing activities		(770)	(1,122)	6,566
Net increase/ (decrease) in cash and cash equivalents		1,187	(2,982)	2,855
Cash and cash equivalents at January 1		1,952	4,991	2,173
Effect of exchange rate fluctuations on cash held		(1)	(57)	(37)
Cash and cash equivalents at December 31	11	3,138	1,952	4,991

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

These notes form an integral part of the consolidated financial statements.

These consolidated financial statements were authorized for issue by the Chief Executive Officer on March 28, 2024.

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

The Reverse Recapitalization (see Note 12) was effectuated by

•
a special purpose acquisition company (“SPAC”) Altimeter Growth Corp (“AGC”), incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”); merging on December 1, 2021 with J2 Holdings Inc., incorporated in the Cayman Islands and a direct wholly owned subsidiary of GHL; with J2 Holdings Inc. surviving and remaining as a wholly owned subsidiary of GHL;
•
GHI merging on December 1, 2021 with J3 Holdings Inc., incorporated in the Cayman Islands and a direct wholly owned subsidiary of GHL; with GHI surviving and becoming a wholly owned subsidiary of GHL;
•
additional capitalization by way of the issuance of GHL shares and warrants to third-party investors on December 1, 2021 pursuant to investment commitments in previously agreed subscription agreements; and
•
the Company becoming a publicly traded company on NASDAQ on December 2, 2021.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees. As described in Note 12, these consolidated financial statements have been presented as a continuation of the GHI Group.

2.
Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business.

The assets of the Group exceed its liabilities by $6,468 million as at December 31, 2023 and the Group has incurred a net loss after tax of $485 million for the year ended December 31, 2023.

As at December 31, 2023, the Group has deposits with banks and financial institutions and cash and cash equivalents of $5,363 million available. Based on these factors and in consideration of the Group’s business plans, budgets and forecasts, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•
Notes 4.11 and 20 – Revenue recognition: principal vs. agent considerations and customer identification

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•
Note 6 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts;
•
Notes 4.4(i) and 26 – Measurement of expected credit losses (“ECL”) for financial assets;
•
Notes 15 and 29 – Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources; and
•
Note 18 - recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third-party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

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

Further information about the assumptions made in measuring fair values is included in the following notes:

•
Note 6 – Intangible assets and goodwill;
•
Note 19 – Share-based payment arrangements; and
•
Note 26 – Financial instruments.

3.5.
Change in accounting policies and comparative information
i)
Change in material accounting policies
•
Deferred tax related to assets and liabilities arising from a single transaction:

The Group has adopted Deferred Tax related to Assets and Liabilities arising from a Single Transaction (amendments to IAS 12) from 1 January 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences - e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, an entity is required to recognize the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, an entity applies the amendments to transactions that occur on or after the beginning of the earliest period presented.

The Group previously accounted for deferred tax on leases and decommissioning liabilities by applying the "integrally linked" approach, resulting in a similar outcome as under the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as at 1 January 2022 as a result of the change. The key impact for the Group relates to disclosure of deferred tax assets and liabilities recognized (see Note 18(iii)).

•
Global minimum top up tax:

The Group has adopted International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12) upon their release on 23 May 2023 and they are not expected to have a significant impact on the Group’s consolidated financial statements. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure (See Note 18(vi)).

The mandatory exception applies retrospectively. However, because no new legislation to implement the top-up tax was enacted or substantively enacted at 31 December 2022 in any jurisdiction in which the Group operates and no related deferred tax was recognized at that date, the retrospective application has no impact on the Group's consolidated financial statements.

•
Material accounting policy information:

The Group adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from 1 January 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require the disclosure of "material", rather than "significant", accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Management reviewed the accounting policies and made updates to the information disclosed in Note 4 Material accounting policies (2022: Significant accounting policies) in certain instances in line with the amendments.

ii)
Change in comparative information

For the purpose of comparability, the following changes in presentation from prior years have been reflected in relevant comparative information as follows:

•
Loan receivables in the financial services segment previously presented within Trade and other receivables, has been presented as a separate caption in the statement of financial position based on the materiality and nature of the instruments.
•
Deposits from customers in the banking business previously presented within Trade payables and other liabilities, has been presented as a separate caption in the statement of financial position based on the materiality and nature of the instruments.
•
Restructuring costs previously primarily presented within the Other expenses caption, has been presented as a separate caption in the statement of profit or loss based on materiality and to provide additional information on the face of the statement of profit and loss.

4.
Material accounting policies

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

ii)
Reverse acquisitions

A ‘reverse acquisition’ is a merger of entities in which, for accounting purposes, the legal acquirer is identified as the accounting acquiree and the legal acquiree is identified as the accounting acquirer. The identification of the accounting acquirer and acquiree is based on the principles of business combination accounting. If the accounting acquiree is identified as a business, business combination accounting is applied. However if the accounting acquiree does not meet the definition of a business, share-based payment accounting is applied for share-based consideration.

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

4.3.
Financial instruments
i)
Recognition and initial measurement

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

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

On initial recognition of an equity investment that is not held-for-trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis.

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
•
terms that may adjust the contractual coupon rate, including variable rate features;
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

Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. These financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.

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

4.4.
Impairment
i)
Non-derivative financial assets

The Group recognizes loss allowances for expected credit loss on financial assets measured at amortized cost.

Loss allowances are measured on either of the following bases:

•
12-month Expected Credit Losses or "ECLs": these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or
•
Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.

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

4.5.
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

4.6.
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

4.7.
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

4.8.
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

4.9.
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

4.10.
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

4.11.
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

In certain markets, the Group is responsible for delivery services to consumers and separately subcontracts with driver-partners or third-party couriers to perform the delivery on behalf of the Group. With regard to these agreements, the Group is the principal controlling the delivery services to consumers and therefore recognizes the delivery fees charged to consumers as revenue, with payments to driver-partners or third-party couriers recognized in 'Cost of revenue' (see Note 4.12).

c)
Financial services

Financial services revenue predominantly comprises:

•
interest earned on loans and advances provided to merchant-partners, driver-partners and consumers; interest earned on unsecured retail loans and investment securities through the digital banking business (see Note 4.3(ii) for measurement of financial assets at amortized cost); and fees from wealth management and insurance distribution offerings.
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
d)
Enterprise and new initiatives

Fees are predominantly earned from digital advertising and marketing services. Revenue is recognized once the obligation to provide the service is satisfied.

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

4.12.
Expenses

The main components of the Group’s expenses by functions are as follows:

i)
Cost of revenue comprises expenses directly or indirectly attributable to the Group's Deliveries, Mobility, Financial Services and Enterprise offerings (see Note 4.11) and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, carrying amount of inventories of our supermarket operations, payments to driver-partners where the Group is responsible for delivery services to consumers (see Note 4.11), compensation costs (including share-based compensation) for operations and support personnel, payment processing fees, costs incurred in relation to its motor vehicle fleet used for rental services including depreciation and impairment; and an allocation of associated corporate costs such as depreciation of right-of-use assets.
ii)
Sales and marketing primarily consist of marketing and advertising costs, compensation costs (including share-based compensation) to sales and marketing employees and an allocation of associated corporate costs such as depreciation of right-of-use assets.
iii)
Research and development expenses primarily consist of compensation cost (including share-based compensation) to engineering, design, product development and data analytics employees, and allocation of associated corporate costs such as depreciation of right-of-use assets.
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
4.13.
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

4.14.
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

4.15.
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

The Group has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in the scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

4.16.
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

4.17.
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

4.18.
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

4.19.
Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•
Lack of Exchangeability (Amendments to IAS 21)

5.
Property, plant and equipment
i)
Reconciliation of carrying amount

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Cost
At January 1, 2022		62	228	470	39	799
Additions		22	50	65	11	148
Acquisition through business combination	28	1	54	1	11	67
Write-offs/disposal		(1)	(33)	(26)	—	(60)
Effects of movements in exchange rates		(3)	(8)	(6)	(3)	(20)
At December 31, 2022		81	291	504	58	934
Additions		4	24	130	11	169
Write-offs/disposal		(7)	(14)	(50)	(1)	(72)
Effects of movements in exchange rates		*	(4)	8	(1)	3
At December 31, 2023		78	297	592	67	1,034

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Accumulated depreciation and impairment losses
At January 1, 2022		47	67	223	21	358
Depreciation for the year		13	48	58	10	129
Write-offs/disposal		(1)	(23)	(14)	—	(38)
Impairment (reversal) loss of PPE		—	6	(3)	—	3
Effects of movements in exchange rates		(2)	(4)	(2)	(2)	(10)
At December 31, 2022		57	94	262	29	442
Depreciation for the year		12	42	65	9	128
Write-offs/disposal		(6)	(9)	(34)	(1)	(50)
Impairment (reversal) loss of PPE		—	—	*	—	*
Effects of movements in exchange rates		*	(2)	5	(1)	2
At December 31, 2023		63	125	298	36	522
Carrying amounts
At January 1, 2022		15	161	247	18	441
At December 31, 2022		24	197	242	29	492
At December 31, 2023		15	172	294	31	512

* Amount less than $1 million

Property, plant and equipment includes right-of-use assets of $143 million (2022: $171 million) relating to leased properties and motor vehicles (see Note 25). During the financial year, the Group acquired motor vehicles with an aggregate cost of $130 million (2022: $65 million) for cash payments of $43 million (2022: $11 million), secured bank loan financing of $80 million (2022: $18 million) and lease liabilities of $7 million (2022: $36 million).

ii)
Depreciation of property, plant and equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $128 million (2022: $129 million; 2021: $109 million).

The reviews performed in 2023, 2022 and 2021 did not result in any changes in estimated useful life or residual value.

6.
Intangible assets and goodwill
i)
Reconciliation of carrying amount

	Goodwill	Trademark	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$
Cost
At January 1, 2022	712	—	1,644	107	2,463
Additions	—	—	—	5	5
Internally developed	—	—	—	15	15
Acquisition through business combination	163	69	—	1	233
Effects of movements in exchange rates	—	—	—	(1)	(1)
At December 31, 2022	875	69	1,644	127	2,715
Additions	—	—	—	1	1
Internally developed	—	—	—	28	28
Disposals/Write-off/Derecognition	—	—	—	(1)	(1)
Effects of movements in exchange rates	—	—	—	*	*
At December 31, 2023	875	69	1,644	155	2,743

	Goodwill	Trademark	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$
Accumulated amortization and impairment losses
At January 1, 2022	65	—	1,644	79	1,788
Amortization for the year	—	5	—	16	21
Impairment loss	3	—	—	—	3
Effects of movements in exchange rates	—	—	—	(1)	(1)
At December 31, 2022	68	5	1,644	94	1,811
Amortization for the year	—	5	—	12	17
Disposal/Derecognition	—	—	—	(1)	(1)
Effects of movements in exchange rates	—	—	—	*	*
At December 31, 2023	68	10	1,644	105	1,827
Carrying amounts
At January 1, 2022	647	—	—	28	675
At December 31, 2022	807	64	—	33	904
At December 31, 2023	807	59	—	50	916

* Amount less than $1 million

ii)
Development costs

Included in the Other intangible assets is an amount of $28 million (2022: $15 million) that represents software development costs capitalized which primarily comprise staff costs.

iii)
Amortization

The amortization of intangible assets is primarily included in ‘Cost of revenue’ (see Note 21(iii)).

	2023	2022	2021
(in $ millions)	$	$	$
Amortization of intangible assets	17	21	236

iv)
Impairment testing for CGUs containing goodwill

For the purposes of impairment testing, goodwill has been allocated (net of impairment loss recognized) to the Group’s CGUs as follows:

	Note	2023	2022
(in $ millions)	reference	$	$
Goodwill allocated
Southeast Asia Ride Hailing CGUs	6(iv)(a)	606	606
Malaysia Mart CGU	6(iv)(b)	163	163
Indonesia Payment CGU	6(iv)(c)	34	34
Multiple units without significant goodwill		4	4

Impairment losses on goodwill are included in ‘Other expenses’ (see Note 21(ii)).

	2023	2022	2021
(in $ millions)	$	$	$
Impairment loss on goodwill	—	3	8

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

For the financial years ended 31 December 2023 and 2022, the estimated recoverable amount of each Ride Hailing CGU has exceeded its carrying amount and therefore no impairment loss was recognized.

The recoverable amount of the Ride Hailing CGUs was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 2.45 from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs (2022: revenue based multiple of 1.35 derived from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs). The fair value measurement is categorized as a level 3 fair value (2022: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of the revenue based multiple could cause the carrying amount to exceed the recoverable amount.

b)
Malaysia delivery and offering of daily necessities cash generating unit (“Malaysia Mart CGU”)

For the purpose of impairment testing, goodwill of $163 million has been allocated to the Group’s goods ordering and delivery booking services in Malaysia ("Malaysia Mart CGU").

For the financial years ended 31 December 2023 and 2022, the estimated recoverable amount of the Malaysia Mart CGU exceeded its carrying amount and therefore no impairment loss was recognized.

The recoverable amount of the Malaysia Mart CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied an earnings based multiple of 13.30 derived from comparable companies to the earnings of its Malaysia Mart CGU (2022: fair value was determined based on the consideration paid in 2022 to acquire the operator of stores offering daily necessities in Malaysia). The fair value measurement is categorized as a level 3 fair value (2022: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of the earnings based multiple could cause the carrying amount to exceed the recoverable amount.

c)
Indonesia mobile payments and rewards cash generating unit (“Indonesia Payment CGU”)

For the purpose of impairment testing, goodwill of $34 million has been allocated to the Group’s Indonesia Payment CGU.

For the financial years ended 31 December 2023 and 2022, the estimated recoverable amount of the Indonesia Payment CGU exceeded its carrying amount and therefore no impairment loss was recognized.

The recoverable amount of the Indonesia Payment CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 3.60 derived from comparable companies to the revenue of its Indonesia Payment CGUs (2022: revenue based multiple of 4.40 derived from comparable companies to the revenue of its Indonesia Payment CGUs ). The fair value measurement is categorized as a level 3 fair value (2022: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of the revenue based multiple could cause the carrying amount to exceed the recoverable amount.

7.
Other investments

	2023	2022
(in $ millions)	$	$
Non-current investments
Time deposits	681	774
Debt investments – at FVTPL	247	608
Debt investments – at FVOCI	19	26
Equity investments – at FVTPL	241	334
	1,188	1,742
Current investments
Time deposits	1,544	2,970
Debt investments – at FVTPL	361	164
	1,905	3,134
	3,093	4,876

i)
Time deposits

These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.

ii)
Financial risk management

The exposure of other investments to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 26.

8.
Trade and other receivables

	2023	2022
(in $ millions)	$	$
Current
Trade receivables	141	120
Less: Loss allowance (see Note 26)	(22)	(20)
	119	100
Payment cycle receivables	93	108
Less: Loss allowance	(16)	(21)
	77	87
	196	187

i)
Trade receivables

Trade receivables mainly comprise amounts due from driver-partners and merchant-partners under the Deliveries and Mobility segments respectively. They are generally due for settlement within 30 days and therefore are all classified as current.

ii)
Payment cycle receivables

These are amounts receivable as part of a payment settlement cycle that may involve consumers, merchant-partners and driver-partners to be settled typically within 4 days.

iii)
Financial risk management

The exposure of trade and other receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 26.

9.
Loan receivables in the financial services segment

	2023	2022
(in $ millions)	$	$
Non-current
Non-current loan receivables	54	—
Less: Loss allowance	*	—
	54	—
Current
Current loan receivables	306	207
Less: Loss allowance (see Note 26)	(34)	(22)
	272	185

* Amounts less than $1 million

These financial assets comprise term loans provided to merchant-partners, driver-partners and consumers, and unsecured retail loans through the digital banking business.

The exposure of loan receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 26.

10.
Deposits, prepayments and other assets

	2023	2022
(in $ millions)	$	$
Non-current
Deposits	102	130
Loan receivable as part of co-investing arrangement	94	87
	196	217
Current
Prepayments	55	70
Tax recoverable	30	46
Deposits	108	54
Others	27	24
Less: Loss allowance	(12)	(12)
	208	182

Tax recoverable

These amounts comprise Value-added tax (“VAT”) and withholding tax recoverable which are the amounts paid to the respective tax authorities which will be recovered either against future tax liabilities of the same tax authorities or refunded.

11.
Cash and cash equivalents

	2023	2022
(in $ millions)	$	$
Short-term deposits	650	504
Cash at banks and on hand	2,488	1,448
Cash and cash equivalents in the statement of financial position	3,138	1,952

i)
Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.

ii)
Restricted cash

Cash and cash equivalents include balances of $186 million (2022: $174 million) held by subsidiaries that operate in countries where legal restrictions apply whereby the balances are not available for general use by the parent or other subsidiaries.

12.
Capital and reserves
i)
Share capital and share premium
a)
Movements in GHL Class A ordinary shares and Class B ordinary shares (collectively “GHL Ordinary Shares”):

(in thousands of shares)	Note	Class A ordinary shares			Class B ordinary shares
Grab Holdings Limited
		2023	2022	2021	2023	2022	2021
In issue at January 1		3,736,078	3,619,098	—	125,780	122,882	—
Issuance of GHL shares as part of Reverse Recapitalization	12(i)(b)
Merger with AGC		—	—	62,491	—	—	—
Exchange of GHI ordinary shares and CRPS		—	—	3,152,143	—	—	122,882
Issued for cash to external investors		—	—	404,009	—	—	—
Issued for acquisition of non-controlling interests		6,901	77,170	—	—	—	—
Issued in relation to business combination		—	8,194	—	—	—	—
Restricted share units vested		53,416	24,227	276	4,498	112	—
Exercise of share options		2,399	2,819	179	—	7,356	—
Issued under equity stock purchase plan		5,153	—	—	—	—	—
Conversion of Class B ordinary shares to Class A ordinary shares		9,394	4,570	—	(9,394)	(4,570)	—
Canceled or forfeited restricted ordinary shares		—	—	—	(481)	—	—
In issue at December 31		3,813,341	3,736,078	3,619,098	120,403	125,780	122,882
Restricted ordinary shares issued but not fully vested		—	—	—	(10,337)	(21,635)	(32,452)
In issue at December 31 – fully paid		3,813,341	3,736,078	3,619,098	110,066	104,145	90,430
Authorized		49,500,000	49,500,000	49,500,000	500,000	500,000	500,000

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

b)
Reverse Recapitalization

The Reverse Recapitalization (defined in Note 1) was accounted for with AGC being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization was accounted for as the equivalent of GHI issuing shares for the net assets of AGC, accompanied by a recapitalization by third-party investors. Therefore, these consolidated financial statements have been presented as a continuation of the GHI Group with:

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

The Reverse Recapitalization also involved the former AGC warrant holders receiving one warrant to purchase a Class A ordinary share in GHL, for each warrant to acquire ordinary shares in AGC, which resulted in the issuance of 22 million warrants (see Note 16);

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

Movements in GHI ordinary shares and GHI convertible redeemable preference shares (collectively “GHI Shares”)

(in thousands of shares)	Note	Ordinary shares*	CRPS*
Grab Holdings Inc.		2021	2021
In issue at January 1		198,538	2,871,351
Issued for acquisition of NCI/ in business combination		964	—
Issued for cash		—	98,065
Restricted share units vested	19	11,810	—
Exercise of share options	19	61,845	—
Restricted ordinary shares	19	32,452	—
Exchange for GHL Class A and Class B ordinary shares as part of Reverse Recapitalization	12(i)(a)	(305,609)	(2,969,416)
In issue at December 31 – fully paid		—	—

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

Issued for cash to external investors

The Reverse Recapitalization also involved additional capitalization by way of the issuance of GHL shares and warrants to third-party investors on December 1, 2021, pursuant to investment commitments in previously agreed subscription agreements in which the investors committed to subscribe for and purchase 404 million GHL Class A Ordinary Shares and 4 million GHL warrants (see Note 16) for an aggregate purchase price of $4,040 million.

ii)
Nature and purpose of reserves

The reserves of the Group comprise the following balances:

	2023	2022
(in $ millions)	$	$
Share-based payment reserve	474	516
Foreign currency translation reserve	(68)	(67)
Other reserve	138	153
	544	602

a)
Share-based payment reserve

The share-based payment reserve comprises the cumulative value of employee services received for equity-settled share-based payment arrangements
(see Note 19).

b)
Foreign currency translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

c)
Other reserve

This reserve represents conversion options and put options issued to non-controlling interests in subsidiaries.

iii)
Dividends

The Group did not declare any dividends for the years ended December 31, 2023, 2022 and 2021.

13.
Subsidiaries and non-controlling interests

Details of the significant subsidiaries within the Group are as follows:

Name of subsidiaries	Country of incorporation/ operation	Ownership interests held by the Group
		2023	2022
		%	%
Grab Holdings Inc.	Cayman	100	100
Grab Inc.	Cayman	100	100
A2G Holdings Inc.	Cayman	100	100
A6 Holdings Inc.	Cayman	100	100
GrabCar Pte. Ltd.	Singapore	100	100
PT Bumi Cakrawala Perkasa	Indonesia	82.8	82.8

Non-controlling interest

During 2023, the Group acquired additional holdings in subsidiaries offering enterprise and financial services increasing holdings in those subsidiaries from between 72% to 100%.

(in $ millions)	$
Carrying amount of non-controlling interests acquired	(7)
GHL Class A ordinary shares issued as consideration for acquisition of non-controlling interests	(21)
Consideration paid to non-controlling interests	(27)
Decrease in equity attributable to owners of the Company recognized in accumulated losses	(55)

There is no subsidiary that has material non-controlling interests to the Group for the year ended 31 December 2023.

14.
Loans and borrowings

(in $ millions)	2023	2022
	$	$
Non-current
Bank loans	88	55
Term loan	456	1,041
Lease liabilities	124	152
	668	1,248
Current
Bank loans	67	63
Term loan	20	20
Lease liabilities	38	34
	125	117

A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $294 million (2022: $242 million) (see Note 5).

The Group's term loan financing is secured against assets of the Company and certain subsidiaries. The term loan facility matures in January 2026 and requires quarterly principal payments of 0.25% of the original principal amount per quarter, with any remaining balance payable in January 2026. The term loan interest coupon is based on a choice of a variable benchmark rate subject to a floor (see Note 14(i) for the interest rate set based on contractual terms). During 2023, the Group has paid $604 million towards repayment and repurchase of the term loan financing. The term loan financing was fully repaid subsequent to the year end (see Note 30).

The Group has borrowings denominated in Singapore Dollars (“SGD”), Malaysian Ringgit (“MYR”), Indonesian Rupiah (“IDR”) and Thailand Baht (“THB”).

i)
Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
				$
2023
Bank loans	SGD	1.5% to 2.1%	2024-2028	102
Bank loans	SGD	COF** + 1 to 1.1%	2024-2028	*
Bank loans	MYR	2.1% to 4.2%	2024-2028	*
Bank loans	MYR	COF** -2.0% to 1.3%	2024-2028	12
Bank loans	IDR	9.5%	2024-2028	9
Bank loans	THB	COF** + 7.0% p.a.	2024	32
Term loan	USD	SOFR*** + 4.5%	2026	476
Lease liabilities	Multiple	3.6% to 12.5%	2024-2037	162
				793

2022
Bank loans	SGD	1.5% to 2.1%	2023-2027	59
Bank loans	SGD	COF** + 1.0% to 1.1%	2023-2024	5
Bank loans	MYR	2.1% to 4.5%	2023-2027	4
Bank loans	MYR	COF** - 2.0% to 1.7%	2023-2027	15
Bank loans	IDR	9.9% to 10.3%	2023-2025	3
Bank loans	IDR	COF** + 1.8% to 2.0%	2023-2025	7
Bank loans	THB	COF** + 7.0% p.a.	2023	25
Term loan	USD	LIBOR + 4.5%	2026	1,061
Lease liabilities	Multiple	3.5% to 10.0%	2023-2037	186
				1,365

* Amounts less than $1 million

** Cost of funds – which are variable rates specific to country and/or financial institutions

*** SOFR includes the ARRC spread adjustment (see note 26(i)(d))

Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate, foreign currency and liquidity risk) is disclosed in Note 26.

ii)
Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities
	Bank loans	Term loan	Lease liabilities	Total
(in $ millions)	$	$	$	$
Balance at January 1, 2023	118	1,061	186	1,365
Changes from financing cash flows
Proceeds from bank loans	116	—	—	116
Payment of bank loans	(161)	(604)	—	(765)
Payment of lease liabilities	—	—	(39)	(39)
Interest paid	(4)	(63)	(13)	(80)
Total changes from financing cash flows	(49)	(667)	(52)	(768)
Effect of changes in foreign exchange rates	2	—	2	4
Other changes
Liability-related
Recognition of lease liabilities	—	—	18	18
Derecognition of lease liabilities	—	—	(5)	(5)
Secured bank loans for asset acquisition	80	—	—	80
Interest expense	4	82	13	99
Total liability-related other changes	84	82	26	192
Balance at December 31, 2023	155	476	162	793

	Liabilities
	Bank loans	Term loan	Lease liabilities	Total
(in $ millions)	$	$	$	$
Balance at January 1, 2022	138	1,914	123	2,175
Changes from financing cash flows
Proceeds from bank loans	109	—	—	109
Payment of bank loans	(161)	(858)	—	(1,019)
Payment of lease liabilities	—	—	(35)	(35)
Interest paid	(8)	(140)	(12)	(160)
Total changes from financing cash flows	(60)	(998)	(47)	(1,105)
Effect of changes in foreign exchange rates	(3)	—	1	(2)
Other changes
Liability-related
Recognition of lease liabilities	—	—	72	72
Derecognition of lease liabilities	—	—	(13)	(13)
Secured bank loans for asset acquisition	18	—	—	18
Interest expense	7	145	13	165
Acquisition through business combination	18	—	37	55
Total liability-related other changes	43	145	109	297
Balance at December 31, 2022	118	1,061	186	1,365

15.
Provisions

	2023	2022
(in $ millions)	$	$
Site restoration	25	24
Legal	32	32
	57	56

	2023	2022
(in $ millions)	$	$
Non-current	18	18
Current	39	38
	57	56

i)
Site restoration

	2023	2022
(in $ millions)	$	$
Balance at January 1	24	21
Provisions made during the year	1	2
Provisions reversed during the year	*	(1)
Effect of movements in exchange rates	*	2
Balance at December 31	25	24

The provisions relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.

ii)
Legal

	2023	2022
(in $ millions)	$	$
Balance at January 1	32	32
Provisions made during the year	*	*
Provisions reversed during the year	*	*
Effect of movements in exchange rates	*	*
Balance at December 31	32	32

* Amounts less than $1 million

The balance primarily includes a provision in relation to a legal claim filed by the competition authority in Malaysia in consideration of the Group’s position of market strength in the Mobility segment. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount of provision as at December 31, 2023.

16.
Trade payables and other liabilities

	2023	2022
(in $ millions)	$	$
Non-current liabilities
Warrant liabilities	6	14
Put options issued to non-controlling interests	118	93
Other payables	5	12
Employee defined benefit liability	11	13
	140	132
Current liabilities
Trade payables	185	189
Accrued operating expenses	344	370
Electronic wallets	261	263
Tax payables	58	37
Deposits	30	22
Contract liabilities	7	9
Others	40	40
	925	930

i)
Warrant liabilities

The Reverse Recapitalization (see Notes 1 and 12) included the issuance of 26 million warrants that entitles the holder to purchase one GHL Class A ordinary share at an exercise price of $11.50 per whole share. These warrants are exercisable as at 31 December 2023 and will expire on 1 December 2026.

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

The warrants have been measured at the trading price. The carrying value of the warrants as at 31 December is as follows:

	2023	2022
(in $ millions)	$	$
As at 1 January	14	54
Issuance as part of Reverse Recapitalization	—	—
Change in fair value	(8)	(40)
As at 31 December	6	14

ii)
Employee defined benefit liability

Certain subsidiaries operate a non-contributory defined benefit pension scheme that provides retirement benefits for certain employees.

iii)
Tax payables

These amounts comprise VAT and withholding tax payables.

iv)
Put options issued to non-controlling interests

The Group has written options granting non-controlling shareholders of certain subsidiaries the right to sell their shareholding to the Group in the future. As these non-controlling shareholders have present access to the returns until exercise of the option, the financial liability arising from the put option is presented within “Other liabilities" with the corresponding effect within equity under "Other reserves" (see note 12(ii)(c)). Subsequent to initial recognition, changes in the carrying amount of these put liabilities are recognized within equity .

v)
Financial risk management

Information about the exposure of trade and other payables to relevant financial risks (currency and liquidity risk) is disclosed in Note 26.

17.
Deposits from customers in the banking business

	2023	2022
(in $ millions)	$	$
Current
Deposits from customers in the banking business	374	3

Deposits from customers in the banking business are retail deposits payable on demand.

Information about the exposure of these deposits to relevant financial risks (currency and liquidity risk) is disclosed in Note 26.

18.
Income taxes
i)
Amounts recognized in profit or loss

	2023	2022	2021
(in $ millions)	$	$	$
Current tax expense
Current year	52	27	6
Changes in estimates related to prior years	*	*	*
	52	27	6
Deferred tax (income)/expense
Origination and reversal of temporary difference	(2)	(9)	(3)
Recognition of previously unrecognized tax losses	(31)	(12)	—
	(33)	(21)	(3)
Income tax expense	19	6	3

* Amount less than $1 million

ii)
The reconciliation between income tax expenses and the loss before income tax is presented as follows:

	2023	2022	2021
(in $ millions)	$	$	$
Loss before tax	(466)	(1,734)	(3,552)
Tax at the domestic rates applicable to profits in the countries where the Group operates	(33)	(165)	(238)
Non-deductible expenses	9	13	46
Current year losses for which no deferred tax asset is recognized	121	194	211
Benefits from previously unrecognized tax losses	(78)	(36)	(16)
Changes in estimates related to prior years	*	*	*
Income tax expense	19	6	3

* Amount less than $1 million

iii)
Movement in deferred tax balances

	2023	2022
(in $ millions)	$	$
Deferred tax assets
Tax losses carried forward	45	12
Others	11	8
Deferred tax liabilities
Property, plant and equipment, intangible assets and others	20	18

	Movement in deferred tax liabilities	Movement in deferred tax assets
(in $ millions)	$	$
Balance at January 1, 2022 before set-off	(25)	27
Recognized in profit or loss	(7)	28
Acquisition through business combination	(21)	—
Deferred tax (liabilities) / assets before set-off	(53)	55
Deferred tax set-off	35	(35)
Balance at December 31, 2022 - Net deferred tax (liabilities) / assets	(18)	20

Balance at January 1, 2023 before set-off	(53)	55
Recognized in profit or loss	4	29
Effects of movements in exchange rates	*	1
Deferred tax (liabilities) / assets before set-off	(49)	85
Deferred tax set-off	29	(29)
Balance at December 31, 2023 - Net deferred tax (liabilities) / assets	(20)	56

iv)
Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2023	2022
(in $ millions)	$	$
Unutilized tax losses	5,152	6,767

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Group can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the respective countries in which the Group operates.

v)
Tax losses carried forward

Out of the $5,152 million (2022: $6,767 million) tax losses, $2,526 million (2022: $3,546 million) expire as below. The remaining tax losses do not expire under the current tax legislation.

Expire by	$
(in $ millions)
2024	1,254
2025	525
2026	429
2027	226
2028	59
2029	5
2030	5
2031	7
2032	7
2033	9

Deferred tax assets in certain subsidiaries, have not been recognized in respect of the tax losses carried forward because it is not probable that future taxable profits will be available against which the Group entities can utilize benefits therefrom.

vi)
Global minimum top-up tax

Legislation with regards to global minimum top up tax in the countries in which Group operates either has not been enacted or is not effective for the year ended 31 December 2023. As a result there is no current tax impact for the year ended 31 December 2023.

If the top up tax had applied in 2023 for the countries in which the legislation has been enacted, based on an ongoing assessment, our preliminary conclusion is that the impact to the Group would have been insignificant primarily because the Group entities in most countries are subject to corporate income tax rates of above 15%.

19.
Share-based payment arrangements
i)
Description of the share-based payment arrangements

As at December 31, 2023, the Company has in place an equity-settled share-based payment arrangement, the 2021 Equity Incentive Plan (the “2021 GHL Plan”), under which Company may:

1.
issue restricted share units/awards (‘RSUs’); or
2.
grant options to purchase its ordinary shares (‘Share Options’); or
3.
issued restricted ordinary shares

to selected employees, officers, directors and consultants of the Group and non-employee directors of the Company.

The RSUs and Share Options granted generally vest 25% on each anniversary of the grant, over a four year-period. The maximum term of Share Options granted under the 2021 GHL Plan does not exceed ten years from the date of grant. The RSUs and Share Options granted to employees do not have the rights of the ordinary shares until the RSUs and Share Options are vested, exercised and recorded into the register of shareholders of the Company.

The 2021 GHL Plan was established in 2021 on consummation of the Reverse Recapitalization as a replacement for equity-settled share-based payment arrangements - the 2015 Equity Incentive Plan (the ‘GHI 2015 Plan’), and the 2018 Equity Incentive Plan (the ‘GHI 2018 Plan’) which served as the successor to the 2015 Plan. All restricted share units/awards, options and restricted shares outstanding under the 2015 GHI Plan and 2018 GHI Plan at the time of consummation of the Reverse Recapitalization were replaced by Share Options, RSUs and restricted shares with respect to GHL Class A ordinary shares or, when applicable, GHL Class B ordinary shares under the 2021 GHL Plan, based on an exchange ratio of the right to receive 1.3032888 GHL ordinary share for each GHI ordinary share.

During 2022, the Company established the 2021 Equity Stock Purchase Plan ("ESPP") which allows eligible employees to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase the Company’s Class A Ordinary Shares at a 15% discount of the lower of either (i) the closing trading price of the first day of an offering period or (ii) the closing trading price of the purchase date.

In addition to the above arrangements, certain subsidiaries of the Group have also set up certain equity settled share-based payment arrangements for the issuance of restricted share units/awards and share options which generally vest 25% on each anniversary of the grant, over a four year-period. The share-based payment expense in relation to these arrangements are not material to the Group.

a)
Reconciliation of outstanding RSUs

The number of unvested RSUs issued under the 2021 GHL Plan were as follows:

Number of unvested restricted share units
2021 GHL Plan	’000
Reverse Recapitalization replacement issuance under the 2021 GHL Plan (see table below for restricted share units granted under the GHI 2018 Plan and GHI 2015 Plan)	66,457
Vested	(330)
Canceled and forfeited	(1,481)
As of December 31, 2021	64,646
Granted	109,016
Vested	(24,343)
Canceled and forfeited	(17,554)
As of December 31, 2022	131,765
Granted	93,731
Vested	(58,348)
Canceled and forfeited	(34,716)
As of December 31, 2023	132,432

As at December 31, 2023 and 2022 certain RSUs had vested but were not yet registered as ordinary shares.

The number of unvested RSUs issued under the GHI 2018 Plan and GHI 2015 Plan and as replaced by the 2021 GHL Plan were as follows:

Number of unvested restricted share units *
GHI 2018 Plan and GHI 2015 Plan	’000
As of January 1, 2021	36,546
Granted	47,895
Vested	(11,783)
Canceled and forfeited	(6,201)
Effect of replacement of GHI 2018 Plan and GHI 2015 Plan with 2021 GHL Plan as a part of the Reverse Recapitalization	(66,457)
As of December 31, 2021	—

* The number of RSUs reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.

b)
Reconciliation of outstanding Share Options

The number and weighted-average exercise prices of Share Options granted under the 2021 GHL Plan since its establishment as a replacement of the GHI 2018 Plan and GHI 2015 Plan were as follows:

	Number of Share Options *	Weighted average exercise price per share	Weighted-average remaining contractual life
	’000	$	(in years)
Reverse Recapitalization replacement issuance under the 2021 GHL Plan (see table below on option granted under GHI 2018 Plan and GHI 2015 Plan)	53,307	1.97	7.41
Exercised	(188)	0.81
Canceled and forfeited	(23)	1.73
As of December 31, 2021	53,096	1.98	7.81
Issued for acquisition of non-controlling interests	17,910	2.26
Exercised	(12,846)	1.31
Canceled and forfeited	(3,223)	2.15
As of December 31, 2022	54,937	2.22	7.22
Exercised	(2,446)	1.55
Canceled and forfeited	(3,899)	3.29
As of December 31, 2023	48,592	2.17	5.74

	Number of Share Options *	Weighted average exercise price per share
Exercisable as at 31 December	’000	$
2022	32,021	2.10
2023	44,047	2.19

The Share Options outstanding as at December 31, 2023 had an exercise price in the range of $0.28 to $4.03 (2022: $0.28 to $4.03). As at December 31, 2023 and December 31, 2022, certain share options exercised had not yet been registered as ordinary shares.

The number and weighted-average exercise prices of Share Options under the GHI 2018 Plan and GHI 2015 Plan and as replaced by the 2021 GHL Plan were as follows:

	Number of Share Options *	Weighted average exercise price per share *	Weighted-average remaining contractual life
	’000	$	(in years)
As of January 1, 2021	114,243	1.17	7.54
Granted	2,848	1.29
Exercised	(62,220)	0.81
Canceled and forfeited	(1,564)	1.04
Effect of replacement of GHI 2018 Plan and GHI 2015 Plan with 2021 GHL Plan as a part of Reverse Recapitalization	(53,307)	1.97
As of December 31, 2021	—	—	—

* The number and exercise price of share options reflect the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share.

c)
Restricted ordinary shares

During 2021, GHI issued 24,900 thousand restricted ordinary shares to certain employees where the vesting of these ordinary shares was dependent on the satisfaction of a combination of service and performance conditions. The performance conditions have been satisfied upon the listing of the Group on NASDAQ. The weighted average fair value of the GHI restricted ordinary shares granted was $10 based on the price per ordinary share which was the basis of the merger with the SPAC (see Note 1) as part of the Reverse Recapitalization (see Note 1). The Reverse Recapitalization has resulted in these restricted ordinary shares being converted to 32,452 thousand GHL Class B ordinary shares based on the exchange ratio of 1.3032888 GHL ordinary shares for each GHI ordinary share.

During 2022, there were no restricted ordinary shares granted, canceled or forfeited and 10,817 thousand restricted ordinary shares vested during the year.

During 2023, there were no restricted ordinary shares granted. There were 481 thousand restricted ordinary shares canceled or forfeited and 10,817 thousand restricted ordinary shares were vested during the year.

d)
2021 Equity Stock Purchase Plan

During 2023, 4,224 thousand shares (2022: 2,890 thousand shares) were purchased and issued at an average price of $2.89 (2022: $2.02) per share.

ii)
Share-based payment expenses

The following table summarizes total share-based payment expense by function for the years ended December 31, 2023 , December 31, 2022 and December 31, 2021:

	2023	2022	2021
(in $ millions)	$	$	$
Cost of revenue	48	60	42
Sales and marketing	12	14	11
Research and development	97	124	89
General and administrative	147	214	215
Total	304	412	357

iii)
Measurement of fair values
a)
RSUs

For 2023 and 2022, the fair value of RSUs granted was determined based on the closing price of the shares on the grant date. The weighted average fair value of RSUs granted during the year ended 2023 was $2.90 (2022: $3.16)

For 2021, a majority of the RSUs granted (under the GHI 2018 Plan and GHI 2015 Plan) were measured at $10 which is the price per ordinary share that was the basis of the Reverse Recapitalization (see Note 12). The weighted average fair value of RSUs granted during 2021 was $9.88. No GHL RSUs were granted after the date of consummation of Reverse Recapitalization.

b)
Share Options

The fair value of the Share Options has been measured using the Black-Scholes option-pricing model based on the value of ordinary shares. A summary of the measurement of the fair values and inputs at grant date is as follow:

2021
Fair value at grant date (weighted average)*	$8.95
Share price at grant date (weighted average)*	$9.97
Exercise price at grant date (weighted average)*	$1.29
Expected volatility (weighted average)	61.57%
Expected terms (years) (weighted average)	6.2
Expected dividend (weighted average)	0%
Risk-free interest rate (weighted average)	1.24%

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

20.
Revenue
i)
Revenue streams

	2023	2022	2021
(in $ millions)	$	$	$
Deliveries	1,194	663	148
Mobility	869	639	456
Financial services	184	71	27
Enterprise and new initiatives	112	60	44
	2,359	1,433	675

During 2022, deliveries arrangements were modified in one of the markets which resulted in deliveries revenue of $52 million from contractual agreements in which the Group is responsible for delivery services to consumers and is therefore the principal, with payments of $68 million to driver-partners or third-party couriers to perform these delivery services on behalf of the Group recognized in 'Cost of revenue'.

Mobility revenue includes rental income from motor vehicles of $146 million (2022: $126 million; 2021: $103 million), refer to Note 25.

ii)
Geographic information

	2023	2022	2021
(in $ millions)	$	$	$
Singapore	480	302	283
Malaysia	673	509	108
Indonesia	605	275	79
Philippines	200	125	81
Thailand	205	109	76
Rest of Southeast Asia	196	113	48
	2,359	1,433	675

iii)
Major customers

Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.

21.
Income and expenses
i)
Other income

	2023	2022	2021
(in $ millions)	$	$	$
Government grant income	1	7	8
Others	16	10	4
	17	17	12

Government grant income was provided by the Singapore Government under the Job Support Scheme.

ii)
Other expenses

	2023	2022	2021
(in $ millions)	$	$	$
Impairment of goodwill (Note 6)	—	3	8
Others	4	9	3
	4	12	11

iii)
Expenses by nature

Total cost of revenue, sales and marketing expenses, general and administrative expenses and research and development expenses include expenses of the following nature:

	2023	2022	2021
(in $ millions)	$	$	$
Staff costs	1,113	1,250	1,018
Operation costs	1,048	864	462
Depreciation and amortization	145	150	345
Marketing expenses	227	206	177
Professional fees	67	104	82

22.
Net finance income/ (costs)

	2023	2022	2021
(in $ millions)	$	$	$
Financial assets measured at amortized cost - interest income (primarily time deposits and cash and cash equivalents)	197	107	26
Net foreign exchange gain	1	—	2
Finance income	198	107	28
Financial liabilities measured at amortized cost – interest expense	(99)	(165)	(1,701)
Net foreign exchange loss	—	(1)	—
Finance costs	(99)	(166)	(1,701)
Net change in fair value of financial assets and liabilities	(39)	(294)	37
Share listing and associated expenses (Note 12(i)(b))	—	—	(353)
Net finance income/ (costs) recognized in profit or loss	60	(353)	(1,989)

23.
Loss per share

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the years ended December 31, 2023, 2022 and 2021 which reflects the exchange ratio to receive 1.3032888 GHL Ordinary Shares for each GHI Share exchange ratio as part of the Reverse Recapitalization (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	2023	2022	2021
	$	$	$
Loss for the year	(485)	(1,740)	(3,555)
Less: Loss attributable to non-controlling interests	(51)	(57)	(106)
Loss for the year attributable to ordinary shareholders	(434)	(1,683)	(3,449)
Basic weighted-average ordinary shares outstanding	3,894,724	3,814,492	539,947
Basic loss per share attributable to ordinary shareholders	(0.11)	(0.44)	(6.39)
Diluted loss per share attributable to ordinary shareholders	(0.11)	(0.44)	(6.39)

As the Group incurred net losses for the years ended December 31, 2023, 2022 and 2021, basic loss per share was the same as diluted loss per share.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the years ended December 31, 2023, 2022 and 2021 (in thousands) or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	2023	2022	2021
Warrants (Note 16)	26,000	26,000	26,000
Restricted ordinary shares (Note 19)	10,337	21,635	32,452
Share options (Note 19)	48,592	54,937	53,096
RSUs (Note 19)	132,432	131,765	64,752
Shares committed under ESPP (Note 19)	4,224	2,890	—
Options to swap the shares in GHL subsidiaries for GHL Class A Ordinary Shares	121,450	121,450	47,755
Total	343,035	358,677	224,055

24.
Related parties
i)
Transactions with key management personnel

Compensation to Directors and executive officers of the Group comprised the following:

	2023	2022	2021
(in $ millions)	$	$	$
Short-term employee benefits	7	7	4
Post-employment benefits	*	*	*
Share-based payment	103	160	172

* Amount less than $1 million

The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or joint control is insignificant.

The Group did not enter into other significant related party transactions.

The Group Chief Product Officer, appointed with effect from February 1, 2023, is considered a part of key management personnel.

One of the Group's founders, executive officer and director stepped down from the Board with effect from December 31, 2023.

The Group's President stepped down as an executive officer with effect from November 14, 2023.

25.
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

a)
Right-of-use assets

Right‑of‑use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment.

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2022	112	6	118
Depreciation	(36)	(8)	(44)
Additions	35	37	72
Acquisition through business combination	35	—	35
Derecognition	(6)	—	(6)
Effects of movement in exchange rates	(2)	(2)	(4)
Balance at December 31, 2022	138	33	171

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2023	138	33	171
Depreciation	(26)	(15)	(41)
Additions	11	7	18
Derecognition	(3)	—	(3)
Effects of movement in exchange rates	(1)	(1)	(2)
Balance at December 31, 2023	119	24	143

b)
Amounts recognized in profit or loss

	2023	2022
(in $ millions)	$	$
Interest on lease liabilities	13	13

Income from sub-leasing right-of-use assets, expenses relating to short-term leases and leases of low-value assets, and expenses relating to variable lease payments not included in the measurement of lease liabilities were not material to the Group for the years ended 31 December 2023 and 2022.

c)
Amounts recognized in statement of cash flows

	2023	2022
(in $ millions)	$	$
Total cash outflow for leases	39	35

ii)
As a lessor

The Group leases out motor vehicles consisting of its owned vehicles as well as leased vehicles. All leases are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.

Rental income recognized by the Group during 2023 was $146 million (2022: $126 million). The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

	2023	2022
(in $ millions)	$	$
Not later than one year	64	84
Later than one year and not later than five years	42	11

26.
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

Impairment losses on financial assets recognized in profit or loss were as follows:

	2023	2022	2021
(in $ millions)	$	$	$
Trade receivables	26	20	8
Loans receivables and commitments in the financial services segment	42	31	11
Payment cycle receivables	5	6	5
Other receivables	(1)	1	3
Time deposits	—	—	(8)
	72	58	19

Trade receivables

The exposure to credit risk mainly relates to current trade receivables from consumers, driver-partners and merchant-partners within the Deliveries, Mobility and Enterprise and new initiatives segments. There is no significant concentration of customer credit risk. In monitoring customer credit risk, customers are grouped according to their credit characteristics which includes geographic location and operating segment.

The Group does not have collateral in respect of outstanding trade receivables. The Group does not have trade receivables for which no loss allowance is recognized because of collateral.

The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount
	2023	2022
(in $ millions)	$	$
Indonesia	33	28
Singapore	33	20
Philippines	7	12
Malaysia	17	19
Thailand	6	6
Other countries	23	15
	119	100

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

The following table provides information about the exposure to credit risk and ECLs for trade receivables as at December 31:

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2023
Current (not past due)	5.22	91	(5)	No
1 – 30 days past due	11.14	24	(3)	No
31 – 60 days past due	14.02	9	(1)	No
61 – 90 days past due	46.72	5	(2)	No
91 – 120 days past due	55.59	2	(1)	No
More than 121 days	95.10	10	(10)	Yes
		141	(22)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2022
Current (not past due)	6.75	83	(7)	No
1 – 30 days past due	9.91	12	(1)	No
31 – 60 days past due	15.52	9	(1)	No
61 – 90 days past due	31.27	3	(1)	No
91 – 120 days past due	42.41	3	(1)	No
More than 121 days	93.15	10	(9)	Yes
		120	(20)

Movements in allowance for impairment in respect of trade receivables

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2023	2022
(in $ millions)	$	$
At January 1	20	22
Impairment loss recognized	26	21
Amounts written off	(24)	(22)
Exchange translation differences	*	(1)
At December 31	22	20

* Amount less than $1 million

Loan receivables and commitments in the financial services segment

The exposure to credit risk mainly relates to:

•
term loans provided to merchant-partners, driver-partners and consumers; and
•
unsecured retail financing (loans and commitments) provided to individuals through digital banking activity

The Group closely monitors credit quality for these loans and commitments to manage and evaluate the Group’s related exposure to credit risk. Credit risk management begins with initial underwriting and continues through to full repayment of a loan. To assess a borrower who requests a loan, the Group, among other indicators, internally developed risk models using detailed information from internal historical experience including the borrower’s prior repayment history with the Group as well as other measures including platform behavior. The Group uses delinquency status and trends to assist in making new and ongoing credit decisions, adjust models, plan collection practices and strategies.

Exposure to credit risk

The exposure to credit risk for loan receivables at the reporting date by geographic region was as follows:

	Carrying amount
	2023	2022
(in $ millions)	$	$
Malaysia	47	36
Singapore	118	59
Thailand	52	48
Philippines	22	19
Indonesia	25	13
Other countries	8	10
	272	185

There is no concentration of credit risk for loan receivables and commitments. Undrawn loan commitments are not significant to the Group.

Loss rates are calculated using methods based on the probability of a receivable progressing through successive stages of delinquency to write-off. Loss rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, nature of counterparty and the underlying product.

The following table provides information about the exposure to credit risk and loss allowances for loan receivables.

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2023
Current (not past due)	5.63	258	(14)	No
1 – 30 days past due	16.23	27	(4)	No
31 – 60 days past due	54.44	6	(3)	No
61 – 90 days past due	69.52	5	(4)	No
91 – 120 days past due	87.58	4	(4)	Yes
More than 121 days	91.18	6	(5)	Yes
		306	(34)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2022
Current (not past due)	4.49	172	(8)	No
1 – 30 days past due	14.61	17	(2)	No
31 – 60 days past due	39.50	6	(2)	No
61 – 90 days past due	66.72	4	(3)	No
91 – 120 days past due	92.02	4	(3)	Yes
More than 121 days	91.11	4	(4)	Yes
		207	(22)

Movements in allowance for impairment in respect of loan receivables and commitments

The movement in the allowance for impairment in respect of loan receivables and commitments during the year was as follows:

	2023	2022
(in $ millions)	$	$
At January 1	22	11
Impairment loss recognized	42	31
Amounts written off	(30)	(19)
Exchange translation differences	*	(1)
At December 31	34	22

*Amount less than $1 million

Deposits with banks and financial institutions and cash and cash equivalents

At December 31, 2023, the Group held deposits with banks and financial institutions and cash and cash equivalents of $2,225 million (2022: $3,744 million) and $3,138 million (2022: $1,952 million) respectively. These amounts are held with reputable bank and financial institution counterparties.

Impairment on deposits with a maturity of 12 months or less from reporting date and cash and cash equivalents has been measured on the 12-month expected loss basis and reflects the short maturities of the exposures. Impairment on deposits with a maturity of more than 12 months from reporting date has been measured on an expected loss basis that reflects the longer maturities of the exposures. These amounts have low credit risk based on the external credit ratings of the counterparties and therefore have insignificant provisions for expected credit losses.

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

As part of their overall liquidity management, the Group maintains sufficient levels of funds to meet its working capital requirements. While the Group's operations were previously financed mainly through the issuance of convertible redeemable preference shares (see Note 12), after the effectuation of the Reverse Recapitalization (see Note 12), longer term funding requirements are now primarily financed through term loan arrangements (see Note 14).

The following are the contractual maturities of financial liabilities considered in the context of the Group’s liquidity risk management strategy. The amounts are gross and undiscounted and include contractual interest payments.

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
(in $ millions)	$	$	$	$	$
2023
Financial liabilities
Bank loans	155	(168)	(72)	(96)	—
Term loan	476	(581)	(70)	(511)	—
Deposits from customers in the banking business	374	(374)	(374)	—	—
Trade payables and other liabilities	893	(893)	(764)	(129)	—
Lease liabilities	162	(227)	(49)	(80)	(98)
	2,060	(2,243)	(1,329)	(816)	(98)
2022
Financial liabilities
Bank loans	118	(127)	(68)	(59)	—
Term loan	1,061	(1,382)	(120)	(1,262)	—
Trade payables and other liabilities	913	(913)	(794)	(119)	—
Lease liabilities	186	(263)	(47)	(107)	(109)
	2,278	(2,685)	(1,029)	(1,547)	(109)

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

e)
Interest rate risks

Exposure to interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk. The Group’s borrowings at variable rate were mainly denominated in United States Dollars, Singapore Dollars, Malaysian Ringgit, Indonesian Rupiah and Thai Baht. The borrowings are periodically contractually repriced and to that extent are also exposed to the risk of future changes in market interest rates. The Group monitors reform of benchmark interest rates and during 2023, the term loan financing, which is a significant portion of the Group’s variable rate borrowings, has transitioned from the London Interbank Offer Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR") and a spread adjustment as recommended by the Alternative Reference Rates Committee ("ARRC"). The risk of future changes in market interest rates with regard to variable rate pricing on the term loan financing is currently managed via the Group's cash management operations. The Group intends to reduce gross borrowing balances with excess available cash and minimize exposure to interest rate changes with regards to the borrowings.

The interest rate profile of the Group’s interest-bearing financial instruments is as follows:

	Carrying amount
	2023	2022
(in $ millions)	$	$
Fixed-rate instruments
Other investments	2,225	3,744
Cash and cash equivalents	3,138	1,952
Bank loans	(111)	(66)
Variable-rate instruments
Bank loans	(44)	(52)
Term loan	(476)	(1,061)

Fair value sensitivity analysis for fixed-rate instruments

Most fixed-rate financial assets and financial liabilities of the Group are not accounted for at FVTPL. Therefore, a change in interest rates at the reporting dates would not materially affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

For the bank loans, a change of 100 basis points in interest rates at the reporting date would have had an insignificant impact on profit or loss and equity. For the term loan, a 100 basis point increase in SOFR would have increased consolidated losses by approximately $5 million.

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

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2023
Financial assets
Debt investments		608	19	—	627	476	62	89	627
Equity investments	7	241	—	—	241	109	—	132	241
Time deposits	7	—	26	2,199	2,225	26	—	—	26
Trade and other receivables	8	—	—	196	196	—	—	—	—
Loan receivables in the financial services segment	9	—	—	326	326	—	—	—	—
Other assets	10	5	—	300	305	—	5	—	5
Cash and cash equivalents	11	—	—	3,138	3,138	—	—	—	—
Total		854	45	6,159	7,058	611	67	221	899
Financial liabilities
Term loan	14	—	—	(476)	(476)	—	—	—	—
Bank loans	14	—	—	(155)	(155)	—	—	—	—
Lease liabilities	14	—	—	(162)	(162)	—	—	—	—
Warrant liabilities	16	(6)	—	—	(6)	(6)	—	—	(6)
Trade payables and other liabilities	16	(5)	(118)	(764)	(887)	—	—	(123)	(123)
Deposits from customers in the banking business	17	—	—	(374)	(374)	—	—	—	—
Total		(11)	(118)	(1,931)	(2,060)	(6)	—	(123)	(129)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2022
Financial assets
Debt investments		772	26	—	798	179	567	52	798
Equity investments	7	334	—	—	334	188	—	146	334
Time deposits	7	—	—	3,744	3,744	—	—	—	—
Trade and other receivables	8	—	—	187	187	—	—	—	—
Loan receivables in the financial services segment	9	—	—	185	185	—	—	—	—
Other assets	10	3	—	269	272	—	3	—	3
Cash and cash equivalents	11	—	—	1,952	1,952	—	—	—	—
Total		1,109	26	6,337	7,472	367	570	198	1,135
Financial liabilities
Term loan	14	—	—	(1,061)	(1,061)	—	—	—	—
Bank loans	14	—	—	(118)	(118)	—	—	—	—
Lease liabilities	14	—	—	(186)	(186)	—	—	—	—
Warrant liabilities	16	(14)	—	—	(14)	(14)	—	—	(14)
Trade payables and other liabilities	16	(6)	(93)	(800)	(899)	—	—	(99)	(99)
Deposits from customers in the banking business	17	—	—	(3)	(3)	—	—	—	—
Total		(20)	(93)	(2,168)	(2,281)	(14)	—	(99)	(113)

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

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities
Put options issued to non-controlling interests (see Note 16)	Income approach	Probability attributed to achieving certain milestones	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones were higher (lower).

b)
Level 3 fair values

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Other liabilities	Total
	$	$	$
(in $ millions)
At January 1, 2022	161	(42)	119
Net change in fair value (unrealized)	(43)	3	(40)
Net purchases/ (issuances)	80	(93)	(13)
Transfer between Level 3 and Level 1	—	33	33
At December 31, 2022	198	(99)	99
At January 1, 2023	198	(99)	99
Net change in fair value (unrealized)	(15)	(24)	(39)
Net purchases	38	—	38
At December 31, 2023	221	(123)	98

Transfer between Level 3 and 1

The warrants which were in the process of registration for resale as at December 31, 2021 were registered in 2022 for resale and hence transferred from Level 3 to Level 1 in 2022 due to the availability of quoted prices.

27.
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

Financial services

Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, digital banking, insurance distribution and wealth management in selected markets.

Enterprise and new initiatives

A suite of enterprise offerings including advertising and marketing offerings, mapping services and anti-fraud offerings. It also includes other lifestyle services offered by our business partners to consumers including domestic and home services, hotel bookings and subscriptions in certain markets.

ii)
Information about reportable segments

The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA. Segment reporting revenue is disclosed in Note 20. Total revenue for reportable segments equals consolidated revenue for the Group.

Segment Adjusted EBITDA is defined as profit (loss) of each operating segment adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs,(xi) legal, tax and regulatory settlement provisions, (xii) regional corporate costs and (xiii) share listing and associated expenses.

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	2023	2022	2021
(in $ millions)	$	$	$
Segment Adjusted EBITDA
Deliveries	313	(35)	(130)
Mobility	676	494	345
Financial services	(294)	(415)	(349)
Enterprise and new initiatives	76	21	9
Total reportable Segment Adjusted EBITDA	771	65	(125)
Regional corporate costs	(793)	(858)	(717)
Net interest income/ (expenses)	98	(57)	(1,675)
Other income	8	7	12
Income tax expenses	(19)	(6)	(3)
Depreciation and amortization	(145)	(150)	(345)
Share-based compensation expenses	(304)	(412)	(357)
Unrealized foreign exchange gain/ (loss)	2	(2)	(1)
Impairment losses on goodwill and non-financial assets	*	(5)	(15)
Fair value changes on investments	(38)	(294)	37
Restructuring costs	(56)	(8)	(1)
Legal, tax and regulatory settlement provisions	(9)	(20)	(12)
Share listing and associated expenses	—	—	(353)
Loss for the year	(485)	(1,740)	(3,555)

*Amount less than $1 million

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

28.
Business combinations

There were no material acquisitions of businesses during the financial year ended December 31, 2023.

During the financial year ended December 31, 2022, the Group acquired a 75% economic interest in Jaya Grocer Holdings Sdn. Bhd. (“Jaya Grocer”), an operator of stores offering daily necessities in Malaysia. The acquisition enables Grab to bring more Jaya Grocer retail stores onto its marketplace, while also leveraging Jaya Grocer’s large supplier network to further expand its groceries product line at lower costs.

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

29.
Contingencies and commitments
i)
Contingencies

The Group is involved in multiple legal proceedings which relate to a range of matters including personal injury or property damage cases, employment or labor-related disputes, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries and proceedings relating to compliance with competition, privacy or other applicable regulations.

As at December 31, 2023, in view of the uncertainty of the outcome of these proceedings, with the exception of certain specific legal claims (see Note 15), provisions for such claims have not been recognized as the Group does not consider these proceedings to result in obligations or in the outflow of resources. These possible obligations include:

a)
an internal investigation into potential violations of certain anti-corruption laws relating to the Group's operations in one of the countries in which it operates, voluntarily self-reported by the Group to the U.S. Department of Justice during 2020; and
b)
two putative shareholder class action lawsuits filed during 2022 against the Company and certain of its officers in the U.S. District Court for the Southern District of New York.
ii)
Commitments

The Group has entered into non-cancelable contracts pertaining to purchase of data processing and technology platform infrastructure services, the commitments for which are summarized below.

	Payments due by period
	Total	Less than 1 year	1 to 5 years
(in $ millions)	$	$	$
Non-cancelable purchase obligations	181	111	70

30.
Subsequent events

In February 2024, the Group announced the authorization of a share repurchase program, under which the Group may repurchase up to $500 million of the outstanding Class A ordinary shares. In March 2024, pursuant to this program, the Group repurchased 30 million Class A ordinary shares for an aggregate consideration of $96.6 million.

In March 2024, the Group completed a full prepayment of the outstanding principal and accrued interest of the term loan financing (see Note 14) with a payment of $497 million.