Form 20-F
period 2024-12-31
Grab Holdings Ltd
filed 2025-03-14
CIK 1855612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
FORM 20-F
__________________________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-41110
__________________________________________
GRAB HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)
__________________________________________
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
__________________________________________
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
None
(Title of Class)
__________________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business covered by the annual report: 3,950,498,976 Class A ordinary shares, 119,798,676 Class B ordinary shares, and 25,999,981 warrants, as of December 31, 2024.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Beginning from January 1, 2024, we effected certain segment reporting changes. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Segment Reporting Changes” for details. In conjunction with these reporting changes, certain prior year amounts shown in this report have been recast to conform to the new segment reporting structure for the purposes of comparison. These reporting changes have no impact on previously reported consolidated statements of financial position, statement of profit or loss and other comprehensive income, statement of changes in equity or statement of cash flows.
Certain amounts and percentages that appear in this annual report may not sum due to rounding.
Unless otherwise stated or unless the context otherwise requires, in this annual report:“AI” means artificial intelligence;
“Business Combination” means the initial merger, the acquisition merger and the other transactions contemplated by the Business Combination Agreement dated April 21, 2021 by and among GHL, GHI, Altimeter Growth Corp. and other parties thereto, and completed on December 1, 2021;
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
“Existing Warrant Agreement” means the warrant agreement, dated September 30, 2020, by and between Altimeter Growth Corp. and Continental;
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
“GrabCar” refers to our ride-hailing booking service, which enables private hire driver-partners to accept bookings through our driver-partner application, and includes various localized offerings including premium cars (GrabCar Premium), cars equipped to transport persons with mobility needs (GrabAssist), cars equipped with child seats (GrabFamily), and luxury vans for airport or business travelers (GrabExec);
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
“Jaya Grocer” refers to Jaya Grocer Holdings Sdn. Bhd., a mass-premium supermarket chain in Malaysia, in which we have a majority economic interest;
“JustGrab” refers to our ride-hailing booking service, which enables driver-partners to accept bookings for private hire car rides or taxi rides, in both cases with upfront non-metered pricing;
“Key Executives” refers to our CEO and co-founder Anthony Tan (“Mr. Tan”), co-founder Tan Hooi Ling (who no longer holds any position at Grab) and former President Maa Ming-Hokng;
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

“Permitted Transferee” of a holder of Class B Ordinary Shares means: (i) any Key Executive; (ii) any Key Executive’s Permitted Entities; (iii) the transferee or other recipient in any transfer of any Class B Ordinary Shares by any holder of Class B Ordinary Shares to (A) his or her family members, (B) any other relative or individual approved by the our board of directors, (C) any trust or estate planning entity primarily for the benefit of, or the ownership interest of which are controlled by, such holder of Class B Ordinary Shares, his or her family members and/or other trusts or estate planning entities, or any entity controlled by such a trust or estate planning entity, or (D) occurring by operation of law, including in connection with divorce proceedings; (iv) any charitable organization, foundation or similar entity; (v) GrabForGood Fund; (vi) the Company or any of its subsidiaries; and (vii) in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive other than Mr. Tan, any Key Executive’s family members, another holder of Class B Ordinary Shares, or a designee approved by a majority of all members of our board of directors (and Class B Directors shall form a majority of such majority of all directors); provided that (x) as a condition to the applicable transfer, any Permitted Transferee shall have adhered to the proxy to Mr. Tan; and (y) in case of any transfer of Class B Ordinary Shares pursuant to clauses (ii)-(v) above to a person who later ceases to be a Permitted Transferee, the Company may refuse registration of any subsequent transfer except back to the transferor of such Class B Ordinary Shares (or to a Key Executive or his or her Permitted Transferees);
“prepared meal” means food and drink served through channels such as cafés/bars, full-service restaurants, limited-service restaurants, self-service cafeterias and street stalls/kiosks;
“receivables factoring” means the purchasing from merchants or service providers of account payables to them by consumers to whom they have provided goods or services;
“regional corporate costs” means costs that are not attributed to any of the business segments, including certain costs of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs;
“Registration Rights Agreement” means the registration rights agreement, dated April 12, 2021, by and among Altimeter Growth Corp., the Company, certain of the former shareholders of GHI and other parties that became effective upon completion of the Business Combination;
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
“Term Loan B Facility” means the $2 billion senior secured term loan B facility under the Credit and Guaranty Agreement, dated as of January 29, 2021 (as amended), by and among GHI, Grab Technology LLC, certain guarantors, certain lenders, JPMorgan Chase Bank, N.A., as administrative agent, and Wilmington Trust (London) Limited, as collateral agent, which we fully repaid in March 2024;
“U.S. Dollars” and “$” means United States dollars, the legal currency of the United States; and
“Warrant” means a warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.

Non-IFRS Financial Measures
Unless otherwise stated or unless the context otherwise requires in this annual report:
“Adjusted EBITDA” is a non-IFRS financial measure calculated as net profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss), and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance;
“Adjusted Free Cash Flow” is a non-IFRS financial measure defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business;
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
“GMV” means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes (i) sales made through offline stores reported under the deliveries segment; and (ii) revenues made from products and services provided to driver-partners, merchant-partners and other customers to support their businesses, such as GrabAds and GrabRentals, reported under the deliveries and/or mobility segment, as applicable. Mobility GMV is an operating metric representing the GMV of our mobility segment. Deliveries GMV is an operating metric representing the GMV of our deliveries segment. On-Demand GMV is an operating metric defined as the sum of mobility GMV and deliveries GMV;
“MTUs” means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period; and
“partner incentives” represents the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, the markets in which we operate, and the macroeconomic, political and regulatory environment. Such forward-looking statements are based on currently available information and management’s current expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:
•The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
•Our ability to successfully compete in highly competitive industries and markets;
•Our ability to reduce incentives paid to driver-partners, merchant-partners and consumers;
•Our ability to continue to adjust our offerings to meet market demand, attract users to our platform and grow our ecosystem;
•Political instability in the jurisdictions in which we operate;
•Breaches of laws or regulations in the operation and management of our current and future businesses and assets;
•The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and the global economic condition;
•Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;
•Our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;
•Changes in the need for capital and the availability of financing and capital to fund these needs;
•Anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;
•The safety, affordability, convenience and breadth of our platform and offerings;
•Changes in interest rates or rates of inflation;
•Exchange rate fluctuations;
•Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and health epidemics, pandemics or disease outbreaks that may directly or indirectly affect our business or assets;
•The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
•Legal, regulatory and other proceedings;
•Our ability to maintain the listing of our securities on NASDAQ; and
•The results of any future financing efforts.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Risks Relating to Our Business and Industry
•Our business is still in a stage of growth, and if our business or superapp platform do not continue to grow, grow more slowly than we expect, fail to grow as large as we expect or fail to achieve profitability, our business, financial condition, results of operations and prospects could be materially and adversely affected.
•We face intense competition across the segments and markets we serve.
•We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.
•Our ability to decrease net losses and achieve profitability is dependent on our ability to reduce the amount of partner and consumer incentives we pay relative to the commissions and fees we receive for our services.
•Our businesses are subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.
•Our brand and reputation are among our most important assets and are critical to the success of our business.
•If we fail to manage our growth effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.

•We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. Our audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to our operations in one of the countries in which we operate and have voluntarily self-reported the potential violations to the U.S. Department of Justice. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.
•If we are required to reclassify our driver-partners as employees, if we are required to provide additional benefits, welfare and protection for our driver-partners, or if our driver-partners unionize, there may be adverse business, financial, tax, legal and other consequences.
•If we are unable to continue to grow our base of platform users, including driver- or merchant-partners and consumers accessing our offerings, our value proposition for each such constituent group could diminish, impacting our results of operations and prospects.
Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia
•In certain jurisdictions, we are subject to restrictions on foreign ownership.
•We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we are therefore exposed to various risks inherent in operating and investing in the region.
•Our businesses may be materially and adversely affected by any changes or negative developments in the economic and political environments in any regions of Southeast Asia as well as globally.
•Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect us.
•We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.
Risks Relating to the Company’s Securities
•The trading prices of our Class A Ordinary Shares and Warrants have been, and may continue to be, volatile.
•Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Class A Ordinary Shares and Warrants to fall.
•We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.
•If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.
Risks Relating to Taxation
•There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Risks Relating to Our Business and Industry
Our business is still in a stage of growth, and if our business or superapp platform do not continue to grow, grow more slowly than we expect, fail to grow as large as we expect or fail to achieve profitability, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Although our business has grown rapidly, our businesses in Southeast Asia and in particular our superapp platform are still in a stage of growth, and there is no assurance that we will be able to achieve and maintain growth and profitability across all of our business segments. There is also no assurance that market acceptance of our offerings will continue to grow or that new offerings, such as digital banking, will be accepted. In addition, our business could be impacted by macroeconomic conditions and their effect on discretionary consumer spending, which in turn could impact consumer demand for our offerings.
Our management believes that our growth depends on a number of factors, including our ability to:
•expand and diversify our deliveries, mobility, financial services and other offerings, which include innovating in new areas such as financial services (including our digital banks, which commenced commercial operations in 2022 and recently started to scale) and often requires us to make long-term investments and absorb losses while we build scale;
•maintain and/or increase the scale of the driver- and merchant-partner base and increase consumer usage of our platform and the synergies within our ecosystem;
•optimize our cost efficiency;
•reduce incentives paid to driver-partners, merchant-partners and consumers;
•enhance and develop our superapp, the tools we provide the driver- and merchant-partners and payments network along with our other technology and infrastructure;
•recruit and retain high quality industry talent;
•expand our business in the countries in which we operate, which requires managing varying infrastructure, regulations, systems and user expectations;
•navigate any downward trends and volatility in macroeconomic conditions and any resulting negative impact on and fluctuations in our business;
•expand into business activities with growth potential or which complement our existing businesses;
•manage price sensitivity and driver- and merchant-partner and consumer preferences by segment and geographic location, particularly as we aim to increase market penetration within our markets;
•maintain and enhance our reputation and brand;
•ensure adequate safety and hygiene standards are established and maintained across our offerings;
•continue to form strategic partnerships, including with leading multinationals and global brands;
•manage our relationships with stakeholders and regulators in each of our markets, as well as the impact of existing and evolving regulations;
•obtain and maintain licenses and regulatory approvals that may be required for our financial services or other offerings;
•compete effectively with our competitors; and
•manage the challenges associated with any natural disasters, health epidemics, pandemics or disease outbreaks that may significantly impact our business.
We may not successfully accomplish any of these objectives.

In addition, achieving profitability will require us, for example, to continue to grow and scale our business, manage promotion and incentive spending, improve monetization, improve efficiency in marketing, reduce regional corporate costs and other spending and increase consumer spending on our platform. Our growth so far has been driven in part by incentives we offer driver-partners, merchant-partners and consumers. On-demand incentives as a percentage of on-demand GMV were relatively stable in 2023 and 2024 at 9.9% and 10%, respectively, as compared to 13.3% in 2022. The incentives as a percentage of on-demand GMV in 2023 and 2024 reflect the strategic use of incentives to drive on-demand growth in our platform.
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

In our segments and markets, the barriers to entry are low and driver- and merchant-partners and consumers may choose alternative platforms or services. Our competitors may adopt certain of our product features, or may adopt innovations that consumers or driver- or merchant-partners value more highly than ours, which could render the offerings on our platform less attractive or reduce our ability to differentiate our offerings. The driver-partners may shift to the platform with the highest earning potential or highest volume of work, and the merchant-partners may shift to the platform that provides the lowest fees and commissions or the highest volume of business or other opportunities to increase profitability. Driver- and merchant-partners and consumers may shift to the platform that otherwise provides them with the best opportunities. Consumers may access driver or merchant goods or services through the lowest-cost or highest-quality provider or platform or a provider or platform that provides better choices or a more convenient technology platform. With respect to our platform, driver- and merchant-partners and consumers may shift to other platforms based on overall user experience and convenience, tools to enhance profitability, integration with mobile and networking applications, quality of mobile applications, and convenience of payment settlement services. In our deliveries segment, we face competition from regional players such as Foodpanda, ShopeeFood and Gojek (primarily in Indonesia) and single market players in Southeast Asia, including Deliveroo in Singapore, and Line Man Wongnai and Robinhood in Thailand. In addition, many chain merchants have their own online ordering platforms and pizza companies, such as Domino’s and other merchants often own and operate their own delivery fleets. Consumers also have other options through offline channels such as in-restaurant and take-out dining, and buying directly from supermarkets, grocery and convenience stores, which may have their own delivery services. Our platform also competes with last-mile package delivery services including on-demand services such as Gojek and Lalamove, and single market players such as AhaMove in Vietnam and Transportify in the Philippines. In our mobility segment, we face competition from Gojek in Indonesia and certain other Southeast Asian countries, Xanh SM and Be Group in Vietnam, Bolt, Bonku, Robinhood, and Line Man in Thailand, Tada and Ryde in Singapore, as well as Maxim and InDrive in several Southeast Asian countries, licensed taxi operators such as ComfortDelGro in Singapore, and traditional ground transportation services, including taxi-hailing. In addition, consumers have other options including public transportation and personal vehicle ownership. Changes in local laws and regulations may also facilitate entry of local and foreign competitors into the segments we operate in, increasing competition. For example, in the Philippines, the regulator lifted the moratorium on accrediting transport network corporations (TNCs) to encourage competition. Since then, at least 14 companies, including Angkas, Joyride, and Owto, have been accredited. Additionally, recent legislation removed the 60% Filipino ownership requirement, allowing foreign-owned TNCs such as inDrive to enter the market.
While our payments and financial services offerings compete with offline options such as cash and credit and debit cards, interbank transfers, traditional banks and other financial institutions, as well as other electronic payment system operators, our competitors in digital payment services also include ShopeePay and Google Pay and single market players such as Dana and GoPay in Indonesia, and Touch ‘n Go in Malaysia. Some of these competitors in digital payment services also operate e-commerce businesses. This may affect our e-wallet usage (specifically OVO and GrabPay) on these platforms due to preferential treatment that may be afforded to entities related to our competitors. Our competitors in the digital banking space are primarily new digital banks, in addition to incumbent banks in countries where our digital banks operate. In addition, while we have a non-competition agreement with Uber Technologies, Inc. (“Uber”), which was put in place in connection with a transaction with such shareholder and contractually restricts them from competing with us in Southeast Asia, such agreement is subject to limited terms. Uber previously operated in the ride-hailing and food deliveries businesses in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia in 2018. The non-competition agreement with Uber will expire one year after Uber disposes of all shareholdings in us. We also had a non-competition agreement with Didi Chuxing Technology Co. (“Didi”), which was put in place in connection with a transaction with Didi. However, such non-competition agreement with Didi has formally expired upon the closing of the Business Combination in December 2021. Although the expiration of the non-competition agreement with Didi has not had any material impact on our business to date, if Didi enters, or Uber re-enters, our markets, we could face more intense competition, which could in turn materially impact our ability to bring driver- and merchant-partners and consumers onto our platform, cause us to lose market share, impact our pricing and/or require us to increase our incentives in order to retain market share. Furthermore, both Uber and Didi could have certain competitive advantages compared to other new entrants into our markets given their familiarity with the markets, and in the case of Uber, due also to their shareholding in us and previous operations in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia.
Any failure to successfully compete could materially and adversely affect our business, financial condition, results of operations and prospects.

We have incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability.
We incurred net losses of $0.2 billion, $0.5 billion and $1.7 billion in the years ended December 31, 2024, 2023 and 2022, respectively. We invest significantly in our business, including, among others, (i) expanding the deliveries, mobility and financial services offerings on our platform; (ii) increasing the scale of the driver- and merchant-partner base and consumer base accessing offerings on our platform; (iii) developing and enhancing our platforms, (iv) enhancing the tools that we provide for the driver- and merchant-partners, our payments network, digital banks and other technology and infrastructure, and (v) recruiting of quality industry talent. We are also developing our business across over 800 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations, with a strategy that involves a hyperlocal approach to our operations, all of which requires more investment than if we only operated in one country and a smaller number of cities. Our offerings such as GrabRentals require us to make investments and develop scale in order to achieve profitability. To be competitive in certain markets, generate scale and increase liquidity, from time to time we lower fees and offer driver-partner, merchant-partner and consumer incentives, which also reduce our revenue. We will continue to require significant capital investment to support our business. Issuances of equity or equity-linked securities could cause existing shareholders to suffer significant dilution, and any new equity securities issued may have rights, preferences, and privileges superior to those of existing shareholders. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. We may not be able to obtain additional financing on acceptable terms, if at all.
Our assets exceeded our liabilities by $6.4 billion as at December 31, 2024. In addition, we have deposits with banks and financial institutions, debt investments and cash and cash equivalents of $5.4 billion available. Based on these factors, together with an assessment of our business plans, budgets and forecasts, our management has been able to conclude that it is appropriate for our consolidated financial statements to be prepared on a “going concern” basis.
Any failure to increase our revenue, manage the increase in our operating expenses, continue to raise capital, manage our liquidity or otherwise manage the effects of net liabilities and net losses, could prevent us from continuing as a going concern or achieving or maintaining profitability.
Our ability to decrease net losses and achieve profitability is dependent on our ability to reduce the amount of partner and consumer incentives we pay relative to the commissions and fees we receive for our services.
We have paid significant amounts of incentives to attract new driver- and merchant-partners and consumers to our services, or to encourage existing registered driver-partners to return to or continue driving on our platform, in order to grow our business and generate new demand for our services and may continue to do so in the future. These incentives, which are typically in the form of additional payments made to partners and consumers, have in the past exceeded, and may in the future exceed, the amount of the commissions and fees that we receive for our services. In addition, from time to time merchant-partners may offer incentives to consumers to drive demand for their products and services on our platform, which may have the effect of reducing the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. Our revenues are generally reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2024, 2023 and 2022, we incurred incentives of $1.8 billion, $1.6 billion and $2.0 billion, respectively (comprised of partner incentives of $0.8 billion, $0.7 billion and $0.8 billion, respectively, and consumer incentives of $1.1 billion, $0.9 billion and $1.2 billion, respectively) resulting in reductions to our reported revenues of the same amounts. Under the principal model which is adopted for certain delivery offerings in certain of our markets, delivery fees paid by users in that market are recognized as revenue to us, and the amount paid to driver-partners, including driver-partner incentives are recognized as a cost of revenue, and are excluded from the incentives stated above. Our monthly transacting users grew to 41.3 million for the year ended December 31, 2024 from 35.5 million for the year ended December 31, 2023 and 32.7 million for the year ended December 31, 2022. However, we cannot assure you that our monthly transacting users will continue to grow in the future.

Our ability to increase our revenues and, in turn, decrease our net losses and achieve profitability is therefore significantly dependent on our ability to effectively use incentives to encourage the use of our platform and over time to reduce the amount of incentives we pay to both our driver- and merchant-partners and consumers of our services relative to the amount of commissions and fees we receive for our services. If we are unable to reduce the amount of incentives we pay over time relative to the commissions and fees we receive, we will likely impact our ability to increase our revenues, raise capital, reduce our net losses and achieve profitability, any or all of which could prevent us from achieving or maintaining profitability. In addition, given our use of incentives to encourage use of our platform, future decreases in the use of incentives could also result in decreased growth in the number of users and driver- and merchant-partners or an overall decrease in users and driver- and merchant-partners and decreases in our revenues, which could negatively impact our financial condition and results of operations.
Our businesses are subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.
We operate across the deliveries, mobility and financial services segments in over 800 cities in the large, diverse and complex Southeast Asian region. Each of our segments is subject to various regulations in each of the jurisdictions in which we operate. Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to deliveries, mobility and/or financial services (including digital bank) offerings, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) gig economy regulations, (iv) anti-trust regulations, (v) digital platform regulations, (vi) economic regulations such as price, supply regulation, safety, health and environment regulations, (vii) foreign ownership restrictions, (viii) artificial intelligence regulation and (ix) regulations regarding the provision of online services, including with respect to the internet, mobile devices and e-commerce.
Our business is subject to regulations from various regulators within each jurisdiction in which we operate, and such regulators may not always act in concert. As a result, we may be subject to requirements which, individually, may not be materially adverse to us but when taken together could have a material impact on us. In addition, we are subject to differing, and sometimes conflicting, laws and regulations in the markets in which we operate. Moreover, since we operate across eight countries, regulatory scrutiny or actions in one country may lead to other regulators taking similar actions in other countries. We, with our significant and varied group of stakeholders, are highly visible to regulators across our markets. Dissatisfaction among stakeholder groups could trigger regulator intervention, impacting our business.
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

Segments of our businesses that are currently unregulated could become regulated, or segments of our businesses that are already regulated could be subject to new and changing regulatory requirements, which may adversely impact our business, results of operations, financial results and prospects. Various proposals that may impact our business are currently before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our business operations and business model, or have already been adopted and implemented through new laws, rules or regulations. Compliance with existing or new laws and regulations could expose us to liabilities or cause us to incur significant expenses or otherwise impact our offerings or prospects. For example:
•Under regulations governing the transportation business in Vietnam, we may be required to obtain a transport license in each province or city where mobility services are provided through our platform. We are currently engaging with national, provincial and city-level regulators on this requirement, which poses practical constraints for implementation, given that we believe these requirements are not appropriate or suited to a platform business such as ours. Pending the outcome of these engagement efforts, including how this requirement may be addressed under the new regulations, we may be required to make operational adjustments to comply with the necessary regulatory requirements or even shut down the affected services, in order to avoid incurring penalties (in the form of fine and/or imprisonment) or disruptions in operations, which could involve significant costs or may not be practicable.
•In Malaysia, the government has introduced regulations on p-hailing (parcel deliveries arranged via electronic mobile application), which came into operation in 2023. Under the new regulations, we and our driver-partners who are involved in parcel deliveries will need to obtain necessary licenses once the relevant regulations come into operation and certain operational requirements may need to be met to qualify for these licenses. Depending on the implementation by the relevant authorities of the regulatory requirements, which are still being developed, if the transition period for our driver-partners to comply with and apply for the necessary license is too short, we may experience a shortage of driver-partners who carry on parcel delivery services on our platform for a period of time.
•In Thailand, ride-hailing regulations enacted in 2021 and 2022 stipulate, among other things, how we calculate commissions and other fees and transportation fares, and impose vehicle registration and public driving licensing requirements on us and our driver-partners. It may take time for us and our driver-partners to fully comply with the new regulations, which may materially impact our supply of driver-partners and mobility business in Thailand. In addition, the Royal Decree on the Supervision of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022) (the “ETDA Law”) became effective in August 2023. Subject to any issuance of its subordinate regulations, our business as a platform service provider or certain of our businesses in Thailand are likely to be considered by the ETDA to be a “large digital service platform service provider”. In such an event, we will be required to comply with various additional obligations, including but not limited to establishing risk management, system security, and crisis management safeguards and measures. We may also need to appoint a compliance officer and undergo third-party audits. These obligations may adversely impact our business as we will need to expend significant time and resources to become compliant. The ETDA Law gives the ETDA broad discretion to enforce the terms of the ETDA Law and to protect consumers of digital platform businesses. The exact impact the ETDA Law may have on us is unclear. Further, the Strategic Transformation Office under the Prime Minister’s Office in Thailand has been developing a Platform Economy Act (“PEA”), which may have elements of the EU’s Digital Markets Act, targeted at governing the platform economy, which may cover our services. Since the draft PEA is still in an early stage of development, its potential impact on our business remains uncertain. In Malaysia, the Consumer Protection (Electronic Trade Transaction) Regulations, which became effective in December 2024, requires, among other things, that online marketplace operators like us to disclose merchants’ information on the platform. The implementation and enforcement of these regulations remain uncertain for the industry, including us. Non-compliance with these regulations may result in material and adverse impact on our business.

There also has been pressure on governments in Southeast Asia to increase or introduce new taxes on the technology sector as it becomes a more important and profitable portion of the economy. For example, in the Philippines, a new law enacted in 2024 imposes a 12% value-added tax (“VAT”) on the sale of digital services, including the services provided by us through our platform. The statutory taxpayer of the VAT would be the seller or digital service provider. This law has resulted in additional taxes being imposed on our business. In addition, as we expand our offerings in new areas, such as financial services and mapping or geospatial technology, we may become subject to additional laws and regulations, which may require licenses to be obtained for us to provide new offerings or continue to provide existing offerings in the relevant jurisdictions.

We are subject to laws and regulations that impose general requirements and provide regulators with broad discretion in determining compliance with such laws and regulations. Regulators may interpret laws and regulations in a manner differently than us and may have broad discretion in determining any sanctions or remedial measures. Most jurisdictions in which we operate our deliveries business currently do not require a delivery license for the delivery-partners on our platform or license for delivery platform operators. In the mobility space, there are laws for ride-hailing which require ride-hailing platforms and driver-partners to apply for licenses and comply with license requirements. However, local regulators may decide to enforce or enact new local regulations, or amend existing regulations, requiring licenses, imposing caps on drivers or vehicles, mandating drivers to join a licensed entity or which impose other requirements, such as minimum age requirements for driver-partners. There are also regulations with respect to how fares are set between us and such special rental (i.e., car rental with driver) transportation companies and regulations requiring delivery driver-partners to join licensed courier companies prior to providing point-to-point delivery services through a platform such as ours. If regulations evolve or regulators change current policy or enforce local regulations, we may face additional complexity and risks in providing deliveries and mobility offerings on our platform. In addition, regulators in some jurisdictions impose a cap on both the supply, commission payable by driver-partners and fares (including other fees) applicable to our operations, and although we have in the past been able to obtain approval to increase capacity when needed, there can be no assurance that we will continue to obtain approval to increase capacity to meet demand, which could impact our business and prospects. If we or drivers become subject to further caps, limitations, or licensing requirements, our business, financial condition, results of operations and prospects would be adversely impacted. In certain jurisdictions, there has been public pressure to impose limits on the commissions payable by merchant-partners to platforms such as our platform, which, if imposed, could impact our deliveries business.
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
A variety of factors and/or incidents, including those that are actual and within our control, as well as those that are perceived, rumored, or outside of our control or responsibility, can adversely impact our brand and reputation, such as:
•complaints or negative publicity, including those related to personal injury or sexual assault cases involving consumers using our mobility offerings or other third parties;
•issues with the choices and quality of our products and offerings or trust in our offerings;
•illegal or inappropriate behavior by employees, consumers or driver-partners or merchant-partners or other third parties we work with, including relating to the safety of consumers and driver- and merchant-partners;

•improper, unauthorized, or illegal actions by third parties who conduct fraudulent or other activities, such as phishing-attacks;
•the convenience and reliability of our superapp and technology platform, as well as any cybersecurity incidents affecting, disruptions to the availability of, or defects in, our platform or superapp;
•issues with the pricing of our offerings or the terms on which we do business with platform users including consumers and driver- and merchant-partners;
•service delays or failures, such as missing, incorrect or canceled fulfillment of orders or rides, or issues with cleanliness, food tampering or inappropriate or unsanitary food preparation, handling or delivery;
•lack of community support, interest or involvement, including protests or other negative publicity that may stem from a variety of factors beyond our control, such as the general political environment, a rise in nationalism in any of the markets where we operate, unfavorable public reactions to our public communications, or acts of third parties that the public may associate with Grab;
•failing to meet public or market expectations and act responsibly or in compliance with regulatory requirements, some of which may be evolving or ambiguous, in areas including labor, anti-corruption, anti-money laundering, safety and security, data security, privacy, provision of information about consumers and activities on our platform, or environmental requirements in areas including emissions, sustainability, human rights, diversity, non-discrimination and support for employees, driver- and merchant-partners and local communities;
•perceived anti-competitive practices or non-compliance with antitrust laws and regulations;
•media or legislative scrutiny or litigation or investigations by regulators or other third parties; and
•issues we may face when we roll out new initiatives, such as GrabMaps in connection with its contents, reliability and stability.
Any harm to our brand or reputation, including as a result of or related to any of the foregoing, could materially and adversely affect our business, financial condition, results of operations and prospects.
If we fail to manage our growth effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Since our inception in 2012, we have experienced growth, at times at a rapid rate, in our employee headcount, the number of consumers and driver- and merchant-partners using our platform, our offerings and the geographic reach and scale of our operations. We have also expanded both through acquisitions and strategic partnerships. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We have adopted an Enterprise Risk Management (ERM) process but in certain jurisdictions, our risk management function, particularly relating to enterprise-wide risk management, are in relatively early stages of maturity and therefore we may be unable to comprehensively identify, mitigate and remediate risks as they develop. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results. Properly managing our growth will require us to establish consistent policies across regions and functions, as well as additional localized policies where necessary. A failure to effectively develop and implement any such policies could harm our business. In addition, as we expand, if we are unsuccessful in hiring, training, managing, and integrating new employees and staff to help manage and operate our businesses, or if we are not successful in retaining our existing employees and staff, our business may be harmed.

To manage the growth of our operations and personnel and improve the technology that supports our business operations, our financial and management systems, disclosure controls and procedures, and our internal control over financial reporting, we are required to commit substantial financial, operational, and technical resources. In particular, upgrades to our technology or network infrastructure are critical in supporting our growth, and without effective upgrades, we could experience unanticipated system disruptions, slow response times, or poor experiences for consumers, driver- and merchant-partners. We are in the process of establishing, developing, or upgrading various management systems, such as our contract management system, purchase order management system, payment process request system and billing system, to more efficiently and effectively organize and track our activities and obligations. As our operations continue to expand, our technology infrastructure systems will need to be scaled to support our operations. In addition, our organizational structure is complex and will continue to grow as our platform is used by additional consumers and driver- and merchant-partners, and as we add employees, products and offerings, and technologies. We have expanded into business activities where we have limited or no experience at all, such as grocery stores and digital banking, and may continue to do so where we see the value. If we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could materially and adversely affect our brand and reputation and our business, financial condition, results of operations and prospects.
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

We are subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives, and agents who acted, or may have purported to act, on our behalf. We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we are subject to the risk that we could be held liable for or be inadvertently involved in the corrupt or other illegal activities of these third-party business partners and intermediaries and our and their respective employees, representatives, contractors, and agents, notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. Our employees frequently consult or engage in discussions with government officials in the markets where we operate with respect to potential changes in government policies or laws impacting our industries and have engaged in joint ventures and other partnerships with state-owned enterprises or government agencies, which potentially heighten such anti-corruption-related risks. In addition, our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by driver-partners, consumers, merchant-partners, shippers or carriers, employees, consultants, or business partners in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control and notwithstanding that we do not authorize such activities and have put in place policies, procedures and systems to prohibit and avoid the furtherance of such activities and manage such risks. While we have policies and procedures intended to address compliance with such laws, there is no guarantee that such policies and procedures are or will be fully effective at all times, and our employees and agents may take actions in violation of our policies and procedures or applicable laws, for which we may be ultimately held responsible. For example, our audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to our operations in one of the countries in which we operate and in 2020 voluntarily self-reported the potential violations to the U.S. Department of Justice. The country did not represent a material portion of our revenue and total assets in 2022, 2023 or 2024, and while no conclusion can be drawn as to the likely outcome of the U.S. Department of Justice matter, currently we are not aware of any other contemplated or pending investigations or litigation related to the potential violations that could have a material impact on us.

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
If we are required to reclassify our driver-partners as employees, if we are required to provide additional benefits, welfare and protection for our driver-partners, or if our driver-partners unionize, there may be adverse business, financial, tax, legal and other consequences.
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
In Thailand, the government is working on a draft Freelancer Act aimed at protecting gig workers (including our driver-partners in Thailand). If enacted, it will introduce a new employment category, “semi-freelancer,” and require digital platforms to contribute to a fund for these workers, cap debt offsets, and establish a dispute resolution mechanism. The Act remains uncertain as it remains under review. In the Philippines, there is no law or regulation classifying digital platform drivers as employees, but recent court rulings increase the risk of such classification, which may encourage lawsuits from driver-partners against us or induce the government to classify drivers as employees.

Although our position with respect to the independent contractor status of driver-partners has generally been upheld in relevant jurisdictions, from time to time we face challenges from driver-partners alleging employee status in certain jurisdictions. Furthermore, we have historically strived to provide driver-partner benefits and privilege schemes. Such benefits may in certain cases go beyond any statutory requirements and are used to both acquire and encourage the frequent use of our platform by driver-partners as well as to demonstrate to stakeholders and regulators that we are a responsible and good partner to our platform users. However, despite such efforts, regulators may deem our benefits and welfare schemes insufficient and impose additional requirements on companies such as us or change relevant laws or regulations. Policies could change due to, among others, driver welfare concerns with respect to matters such as income protection and certainty, long-term financial condition, professional development, the need for health or other insurance, retirement benefits, the need for fair working conditions and the desire to provide a forum to voice opinions and complaints, and we may not be successful in defending the independent contractor status of drivers in some or all jurisdictions in the future. The costs associated with defending, settling, or resolving pending and future lawsuits relating to the independent contractor status of the driver-partners could be material to our business.

In addition, even if driver-partners are deemed to be our independent contractor, governments may nevertheless impose additional requirements on us with respect to our independent contractors. For example, in Singapore, the Platform Workers Act 2024 (“PWA”) was enacted to create a new classification of “platform workers” in delivery and ride-hailing services. The PWA requires us to register as a platform operator and grants certain rights to our driver-partners, even though they are not classified as employees. Key provisions include mandatory contributions to workers’ statutory accounts, work injury compensation and related insurance, and a framework for worker representation. We have increased platform fees to mitigate the higher operating and compliance costs arising from the PWA. This regulation may serve as a reference for other countries as they look to adopt gig economy regulations. If similar requirements are imposed in our other markets, our business, operating results and financial condition may be materially and adversely affected. In Malaysia, a Gig Workers Bill is being developed which could increase our obligations to our driver-partners in areas such as minimum wage, grievance mechanisms and provisions of social security. There are similar efforts in Indonesia, Thailand and the Philippines to require digital platforms like us to offer benefits, welfare and protection to gig workers such as our driver-partners. The extent and timeline for the enactment of relevant laws and regulations remains uncertain. In Indonesia, a circular letter was issued by the Ministry of Manpower in March 2025 to urge app-based transportation service providers, including us, to provide religious festivity bonus to their online driver and courier partners.
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
Our success in a given geographic market depends on our ability to increase the scale of the driver- and merchant-partner base and the number of consumers transacting through our platform as well as expand the deliveries, mobility and financial services offerings on our platform. A key focus of our growth strategy has been to develop our superapp to create an ecosystem with synergies driving more users on both the supply and demand sides to our platform. This ecosystem, and the synergies within our ecosystem, take time to develop and grow, because doing so requires us to replicate our efforts in over 800 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations and preferences, as well as a different approach to localizing our operations. Although we believe there are strong synergies among our business segments that help increase the breadth, depth and interconnectedness of our overall ecosystem, there are a number of risks and uncertainties that may impact the attractiveness of our ecosystem, including the following:
•If consumers are not attracted to our platform or choose deliveries, mobility or financial services providers outside of our platform, we may be unable to attract driver- and merchant-partners to our platform, which in turn means consumers using our platform may have fewer choices and may not be able to obtain better value options thereby making our platform less attractive to consumers. Consumers choose our platform based on many factors, including price, the convenience of our superapp, trust in the services offered through our platform as well as our technology platform and the choices and quality of our products and offerings. A deterioration in any of these factors could result in a decline in the number of consumers using the offerings on our platform, or the frequency with which they use such offerings. In particular, despite our significant investments and devotion of resources, we may be unable to attract consumers to our recently launched digital banking business, or drive desired synergies between that business and our other businesses.

•If driver-partners are not attracted to our platform or choose not to offer their services through our platform, or elect to offer them through a competitor’s platform, we may lack a sufficient supply of driver-partners to attract and retain consumers and merchant-partners to our platform. Driver-partners choose us based on many factors, including the opportunity to earn money, the flexibility and autonomy to choose where, when and how often to work, the tools and opportunities we provide to seek to maximize productivity and other benefits that we provide to them. It is also important that we maintain a balance between demand and supply for mobility services in any given area at any given time. We have experienced and expect to continue to experience driver-partner supply constraints or oversupply from time to time in certain areas (including certain areas or locations within cities). To the extent that we experience driver-partner supply constraints in a given market, we may need to increase, or may not be able to reduce, the driver-partner incentives that we offer.
•If merchant-partners, such as restaurants, convenience and grocery stores, multinational franchises and lifestyle service providers, are not attracted to our platform or choose to partner with our competitors, we may lack a sufficient variety and supply of options, or lack access to the most popular merchant-partners, such that the offerings on our platform will become less appealing to consumers and the driver-partners will have fewer opportunities to provide services. The merchant-partners choose us based on many factors, including access to the consumer base and delivery and payment network available through our platform, the tools and opportunities we provide to enhance their profitability and the opportunity to leverage our data insights. We seek to leverage off the strong consumer base using our platform in our deliveries and mobility segments to grow our financial services and other businesses.
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
Our business involves collecting, storing, processing, and transmitting a significant amount of personal and sensitive data, such as that of driver- and merchant-partners, consumers, borrowers, employees, job candidates and other platform users and third parties. Occasionally, we may also engage third-party vendors to collect data, leads and other insights that we use in our business operations. We are subject to numerous laws and regulations designed to protect such data. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasingly strict and complex, change frequently and at times are in conflict among the various jurisdictions where we do business. New data privacy legislation has been discussed by governments in certain jurisdictions where we operate. In some jurisdictions, some laws and regulations require a copy of the data to be stored locally, thus requiring local servers, which would add to our cost of operations and efforts to protect the data. We may also be required to disclose personal data about an individual to a public agency, where the disclosure is necessary in the public interest, or for the purposes of policy formulation or review. Some of these disclosures may put us in a disadvantaged position, especially if the provided data is repurposed for another intent, or adequate protection is not accorded to such data. When such laws and regulations increase in number and complexity, we would be required to incur increased costs to comply with them and may incur penalties for any non-compliance or breaches. These laws may also limit how we are able to use data. For more information regarding relevant laws and regulations we are subject to, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment.”
We implement measures in order to protect sensitive and personal data in accordance with our contractual obligations, data protection laws and consumer laws. However, we remain subject to the risk that incidents involving personal data could occur as they have in the past. We also rely on third-party service providers to host or otherwise process some of our platform users’ data in certain jurisdictions and we may have limited control or influence over the security policies or measures adopted by such third-party service providers. Any failure by a third party to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us.
Although we maintain and continue to improve internal access control mechanisms and other security measures to ensure secure and appropriate access to and storage and use of our sensitive, business, personal, financial or confidential information by anyone including our employees, contractors and consultants, these mechanisms may not be entirely effective, or fully complied with internally. As part of periodic reviews carried out voluntarily or otherwise by us, our consultants, or regulators or their authorized third parties, we have identified, and in the future may identify, data protection issues requiring remediation with respect to such measures that require us to further update our compliance functions. In particular, we may be at risk of unauthorized use or disclosure of such information, including any data sharing within our group. Any misappropriation of personal information, including credit card or banking information, could harm our relationship with consumers, borrowers, and driver- and merchant-partners and cause us to incur financial liability and reputational harm. If any person, including any of our employees, improperly breaches our network security or otherwise mismanages or misappropriates driver-partner, merchant-partner, consumer or borrower personal or sensitive data, we could be subject to regulatory actions and significant fines for violating privacy or data protection and consumer laws or lawsuits for breaching contractual confidentiality or data protection provisions which could result in negative publicity, legal liability, loss of consumers or driver- or merchant-partners and damage to our reputation. We are an attractive target of data security attacks by third parties that may attempt to fraudulently induce employees or platform users to disclose information to gain access to our data or the data of platform users. A successful attempt could lead to the compromise of sensitive, business, personal, financial, credit card, banking or other confidential information, which could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new platform users and disruption to our business.

Because the techniques used by an individual or a group to obtain unauthorized access, make unwarranted alteration to our data and source codes, disable or degrade services, or sabotage systems are often complex, not easily recognizable and evasive, we may not be able to anticipate these techniques and implement adequate preventative measures. Such individuals or groups may be able to circumvent our security measures (including, but not limited to, via phishing attacks, malware infection, system intrusion, misuse of systems, website defacement, and DDoS attacks) and may improperly access or misappropriate confidential, proprietary, or personal information held by or on behalf of our company, disrupt our operations, damage our computers, or otherwise damage our business. Although we have developed, and continue to develop, systems and processes that are designed to protect our servers, platform and data, including personal and sensitive data of the driver-partners, merchant-partners, consumers, borrowers, employees, job candidates and other platform users and third parties, we cannot guarantee that such measures will be effective at all times. Our efforts may be hindered due to, for example, government surveillance, regulatory requirements or other external events; software bugs or other technical errors or issues; or errors or misconduct of employees, contractors or others; a rapidly evolving threat landscape; and inadequate or failed internal processes or business practice. While we invest significant resources to protect against or remediate cybersecurity threats or breaches, or to mitigate the impact of any breaches or threats, we may still be subject to potential liability above the amounts covered by our insurance. In addition, because of our prominence in Southeast Asia and the large number of users on our platform, any perceived failure of our internal controls and security measures may negatively impact our reputation.
As required by data privacy laws, we generally obtain consents from data subjects for the purposes for which personal data are collected. However, regulators and/or data subjects may perceive a lack of transparency in our communication with data subjects concerning the transfers of data between us and other entities (including our digital banks), potentially exposing us and such other entities to privacy compliance risks.
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
We have expanded, and plan to continue to expand, our financial services offerings and platform. These offerings include services such as digital banking (primarily unsecured loans, deposits and payment methods) and GFG’s other financial services (primarily payments, lending, receivables factoring, insurance distribution and captive insurance business). During 2024, we launched our insurance underwriting business that allows us to develop and distribute insurance products in Singapore. Expanding our financial services offerings requires us to engage in activities such as education of driver- and merchant-partners, building awareness of our financial services and banking offerings, attracting and retaining talent with relevant financial services and banking skills, entering into arrangements with new partners, and also exposes us to risks including, among others, strategic risks, credit risks, fraud risks, capital, market and liquidity risks, operational risks, third-party risks, technology, information and cybersecurity risks, model risks, reputational risks, regulatory and compliance risks, financial crime risks and market conduct risks.
While our digital banks have received approval from their respective regulators to commence restricted business activities in Singapore and Malaysia, and have accordingly launched certain commercial operations, they have yet to receive the approval to conduct full business activities without restrictions. As our lending business, including that of our digital banks, grows, we face increased exposure to credit cycle volatility and potential credit losses due to deterioration in borrowers’ credit profile, which may result from, among other things, changes in the economic, political, social and regulatory environment. In addition, as our digital banks and insurance business are in their early stages of operation, they are ramping up the establishment of robust internal processes necessary for daily operations, such as customer acquisition and service, product launches, internal reporting, risk management, and regulatory compliance. Given their novelty, these processes may not function as intended or at all. Any failure or malfunction of these processes could have a significant impact on the banks’ operations and their ability to serve their customers effectively, and could result in fines, sanctions, or other regulatory actions due to breaches of applicable laws and regulations. Furthermore, if any artificial intelligence, statistical or machine learning models within our digital banking or insurance business underperform or malfunction, we may sustain financial, reputational or regulatory impacts.

Our business is subject to laws that govern payment, financial services, insurance and banking activities and we may face challenges in obtaining and maintaining licenses and regulatory approvals and in maintaining relationships with regulators. As we evolve our business, we may be subject to additional laws or requirements related to deposits, money transmission, lending, consumer protection, online payments, insurance distribution, captive insurance business and other financial regulation. These laws govern, among other things, money transmission, prepaid access instruments, electronic funds transfers, anti-money laundering, countering the financing of terrorism, lending, consumer protection, banking, systemic integrity risk assessments, cybersecurity of payment processes, and import and export restrictions. Regulators in certain jurisdictions, including Singapore and Malaysia, have been reviewing buy now, pay later offerings with a view to limiting consumer overspending and adoption of fair dealing practices, among other things. There can be no assurance that regulators will not impose requirements or curbs on such offerings and any such requirements or curbs could adversely impact us. We are subject to regulatory examinations in all markets where we operate financial services businesses for which we are licensed, and such examinations carry the risk that regulators could allege violations or view our continued participation in the market, as an overseas company, undesirable, and impose sanctions, penalties or withdraw our licenses.
We also maintain licensing relationships with all major credit card providers and have established key relationships with banks. Any contractual disputes over fees or other violations, or in relation to the implementation of our joint ventures, may result in restrictions or withdrawal of one or more scheme’s or banking partner’s services. Furthermore, our financial services business and the use of such services have historically relied significantly on our deliveries and mobility segments, as consumers often use GrabPay to pay for deliveries and mobility services offered through our platform. The expansion of our financial services business will depend to a large extent upon our ability to continue to grow the use of our financial services for uses outside of our deliveries and mobility segments.
As a new entrant in the financial services industry, we face intense competition with existing banks and financial services providers that may have greater experience, better access to capital, a lower cost of capital and more resources than we have. Our ability to achieve or maintain market acceptance for our financial services and products are affected by a number of factors, such as the community’s level of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment or banking services and lack of infrastructure support locally. Moreover, even if there is adequate acceptance of our digital financial services and products, our business will continue to be subject to the changing needs and demands of users, which may change for various reasons such as availability of alternative payment, banking or lending methods that are more popular or widely accepted by the population.
Any of the foregoing, including any failure to manage these risks, could materially and adversely affect our business, financial condition, results of operations and prospects.
Improper, dangerous, illegal, fraudulent or otherwise inappropriate activity by consumers or driver- or merchant-partners or other third parties could harm our business and reputation and expose us to liability.
Due to the breadth of our operations that span a wide variety of consumers, driver- and merchant-partners and other third parties in over 800 cities in Southeast Asia, we are exposed to potential risks and liabilities arising from improper, dangerous, illegal, fraudulent or otherwise inappropriate actions by a wide variety of persons that we have no control over. Although we have implemented certain measures in order to ensure both partner and consumer safety and protection of our business from such actions, such measures may not be effective or adequate and any such actions may result in adverse consequences, such as nuisance, property damage, injuries, fatalities, business interruption, brand and reputational damage, loss of revenue or profits or incurrence of liabilities for us.
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
In our financial services business, we may also be susceptible to potentially illegal or improper uses, which may include the use of our payment services in connection with fraudulent sales and/or refund of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. If consumers or third parties providing financial services in partnership with us engage in improper, illegal, fraudulent or otherwise inappropriate activities while using our platform, other consumers and driver- and merchant-partners may also be unwilling to continue using our platform. Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that our measures will be effective. With respect to our loan products, as our lending decisions are based partly on information provided to us by applicants, if the information or identity provided to us by loan applicants is incorrect or fraudulent, our credit decisions may not accurately reflect the associated risks. Additionally, new tools and methods for perpetrating fraud on bank customers, especially scams, are a growing problem in Southeast Asia. Scam operations often involve large-scale set-ups akin to call centers, whose purpose is to convince victims to transfer funds or surrender their bank account credentials to the fraudsters. More hi-tech fraudsters may employ phishing techniques and artificial intelligence, such as deepfakes of the victim’s social connections. These novel defrauding tools and methods may result in large financial losses to our digital bank customers, which in turn may cause significant financial losses to our digital banks as the victim customers may have difficulty repaying their loans. Additionally, as we provide near real-time online financial services, including online banking, there is additional complexity of preventing, detecting and recovering fraudulent transactions.
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

Furthermore, some of our strategic alliances and partnership agreements contain exclusivity provisions restricting us from providing a particular service outside of the strategic alliance or partnership in a particular jurisdiction. For example, we and MUFG have entered into an agreement for strategic collaboration under which we have granted MUFG’s affiliates in Thailand exclusivity with respect to the provision of certain financial products and services to the driver- and merchant-partners and consumers and we have also granted MUFG’s affiliates a right of first offer with respect to certain financial products and services in our markets in which we intend to offer collaboration or partnership with third-party financial institutions. Subject to certain exceptions and carve-outs, the shareholders agreement with Singtel for the Digital Banking JV contains restrictions on investments in other digital banking and other financial services businesses as well as restrictions on operating certain banking and financial services businesses outside of the Digital Banking JV. In addition, restrictions may be imposed by applicable regulations and/or in connection with the grant of the digital full bank license. The Digital Banking JV partners have agreed on a process for expanding digital banking and certain financial services into Southeast Asian jurisdictions beyond Singapore. Although we agreed to such restrictions because we believe that the overall strategic alliance or partnership is to our benefit, such restrictions could adversely impact our growth prospects.

Our operation of digital banking in Singapore, Malaysia and Indonesia through joint ventures is subject to risks.
GXS Bank, the digital bank that our Digital Banking JV operates in Singapore, has commenced restricted business activities for the public since September 2022 and has continued to expand its operations during 2024. The Digital Banking JV must comply with relevant banking regulations and other requirements on an ongoing basis. As our ownership and management control may evolve, we need to ensure continued adherence to the MAS requirement that the Digital Banking JV be “anchored in Singapore, controlled by Singaporeans and headquartered in Singapore”. Details of our corporate governance structures have been shared and aligned with the MAS’s expectations. However, the MAS, at its sole discretion, may determine that future events cause the Digital Banking JV to no longer meet such requirement, which could have adverse consequences. These consequences may include but are not limited to the Digital Banking JV having our digital full bank license suspended or revoked, or failing to obtain the MAS’s approval to conduct full business activities without restrictions. The MAS may take other actions to ensure that the Digital Banking JV is anchored in Singapore, controlled by Singaporeans and headquartered in Singapore. This could require us to sell or transfer existing shares in the Digital Banking JV to, or enter into proxy arrangements with, or could require the Digital Banking JV to issue new shares to, the joint venture partner, Singtel, or other Singapore citizens or entities. Furthermore, according to the MAS’s eligibility criteria, among other requirements, holders of the digital full bank licenses will need SGD 1.5 billion (approximately $1.1 billion) in minimum paid-up capital as well as additional capital to accommodate certain losses as determined by the MAS. As such, the terms of the shareholders agreement with Singtel for the Digital Banking JV includes the obligation for us and our joint venture partner to make capital contributions to the Digital Banking JV of up to SGD 1.93 billion (approximately $1.4 billion) in total, which includes provision for retained losses. We believe both we and our joint venture partner, Singtel, each have sufficient cash resources to satisfy their respective obligations when due, and both parties have demonstrated to the MAS that they have sufficient corporate funds to meet their respective funding obligations. We also have the obligation to indemnify our joint venture partner Singtel from and against certain losses resulting from breaches by us of undertakings to make committed capital contributions, undertakings given to the MAS or revocation of the digital full bank license or material restrictions being imposed on our Digital Banking JV on account of an action taken by us and to indemnify bank customers against any shortfall in non-bank deposits. In addition, upon certain events of default occurring, including a change of control of GFG before 2025, our joint venture partner Singtel may, subject to regulatory approval, sell its Digital Banking JV shares to us at a 20% premium over fair market value, or purchase our Digital Banking JV shares at a 20% discount to fair market value.
Further, our expansion into digital banking in Malaysia and Indonesia through joint ventures brings us increased risks. GXBank, our digital bank in Malaysia that has commenced the foundational phase of banking operations since November 2023, involves a six-way joint venture, and PT Super Bank Indonesia (in which we have 30.84% equity interest) is a five-way joint venture. This introduces the risk of non-alignment between the interests of the individual joint venture partners, the possibility of joint venture partners failing to fund their capital contributions, partner insolvency, local political risks from operating as a foreign owned entity, and regulatory risks if the joint venture partners no longer meet regulators’ expectations as qualifying appropriate shareholders of a bank.

The expansion of our digital banking business regionally may cause our other group companies to be designated as financial holding companies and subject them to additional compliance, reporting and capital obligations.
Regional expansion of our digital bank business brings its own risks and the potential for regulatory or contractual difficulties in one country to negatively impact the operations of the banks in the other countries. As with Singapore, both the Malaysian and Indonesian regulatory authorities require a series of indemnities, and depositor protection structures to be implemented which obligations could ultimately impact the wider Grab group. While we participate where required in statutory depositor insurance and protection schemes, the expectation is that the nature of support and assurances given by such schemes would be secondary to reliance on Grab group’s funds.
As our digital banking business evolves, it is increasingly possible that one or more of our banking regulators would designate our other group companies as financial holding companies. The likelihood of this is also impacted by the launch in Singapore of our insurance underwriting business following the receipt of an insurance license. Such requirements would in certain jurisdictions typically result in (i) increased information reporting requirements; (ii) increased capital provision on the regulated entity or its affiliates; (iii) increased restrictions on liabilities; and (iv) requirement to abide by regulatory directions on affiliates and the foreign holding companies in addition to the actual digital banking operations. While we plan to work closely with regulators to mitigate and manage any potential negative impact of such designation, we cannot be certain that we will be successful in reducing or managing any such negative impact.
We rely significantly on third-party cloud infrastructure services providers and software-as-a-service (“SaaS”) providers and any disruption of or interference with the use of our services could adversely affect our business, financial condition, results of operations and prospects.
Our platform is currently hosted within data centers provided by third-party cloud infrastructure services providers and we use a number of SaaS platforms in our business operations. As the continuing and uninterrupted performance of our platform and business operations is critical to our success, any system failures of such third-party providers’ services could interrupt our business operations, reduce the attractiveness of our platform and may adversely affect our ability to meet the requirements of consumers and driver- and merchant-partners when they are using our platform. Third-party cloud infrastructure services providers and SaaS providers are vulnerable to damage or interruptions from factors beyond our or their control, including but not limited to computer viruses and other malicious code, denial-of-service attacks, cyber and ransomware attacks, phishing attacks, break-ins, sabotage, vandalism, data leaks, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes and other similar disruptive problems. We occasionally suffer from loss of orders or transactions due to technical failures, system delays or other interruptions on the part of our third-party cloud infrastructure providers. We expect that in certain jurisdictions, it may become increasingly difficult to ensure reliability of our platform as we expand and the usage of our platform increases. Any future disruptions could adversely impact our business operations, user experience, create negative publicity harming our reputation, impact the quality, availability and speed of the services we provide as well as potentially violate regulatory requirements and fall short of regulatory expectations in relation to technology risk and business continuity risk management. Any of the foregoing could result in interruptions, delays, loss of data, cessations to our operations or in the provision of offerings through our platform and compensation payments to our partners and end consumers, and could adversely affect our business, financial condition, results of operations and prospects.
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
Many of the markets in Southeast Asia have not developed a fully integrated regulatory regime, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets, including, in particular, new or disruptive business models such as those in the technology sector. In Thailand, a new law that became effective on July 1, 2024 categorizes GrabFood, GrabMart and GrabExpress as regulated online delivery services, and is expected to be supplemented by pricing control regulations. The pricing control regulation, if enacted, may restrict our ability to introduce new fees and/or adjust fees to properly reflect supply and demand. Furthermore, Thai regulators are considering enacting laws to regulate commissions chargeable to merchant-partners, which may have a negative impact on our business. A new draft law in relation to ride-hailing business is being considered by ETDA in Thailand, which may also impact supply and continuity of our mobility business and certain business operations in the country. In Indonesia, a new Drug and Food Authority regulation that became effective in July 2024 governs the online distribution of medicine. We are in the process of adjusting the business process and obtaining the relevant licenses and registration as required by the regulation. Regulatory risks, including but not limited to the foregoing, could have a material and adverse effect on our business, financial condition, results of operations and prospects. In certain circumstances, we may not be aware of our violation of certain policies, laws and regulations until after the violation. Where regulators find that we have not obtained required licenses, permits and approvals, we may come under investigation or otherwise be subject to scrutiny by governmental authorities, may be subject to regulatory fines and penalties and, in certain cases, may be required to cease operations altogether, unless and until laws and regulations are reformed. The regulatory environment in Southeast Asia may also slow the growth of our business. We have incurred, and expect that we will continue to incur, significant costs in managing our legal and regulatory matters, including the ability to operate our business in our markets.

The proper uninterrupted functioning of our highly complex technology platform is essential to our business.
Our business depends on the performance and reliability of our system as well as the efficient and uninterrupted operation of mobile communications systems that are not under our control. In June 2022, we launched GrabMaps, a mapping and location-based service, which also fully powers our Grab services, and our business is dependent on the uninterrupted operation of GrabMaps. Our superapp platform is a complex system composed of many interoperating components and incorporates software that is highly complex, and therefore, many events that are beyond our control may cause service interruptions or degradations or other performance problems across the whole platform, including but not limited to computer viruses and other malicious code, denial-of-service attacks, cyber and ransomware attacks, phishing attacks, break-ins, sabotage, vandalism, power loss or other telecommunications failure, fire, flood, hurricane, tornado or other natural disasters, software or hardware errors, failures or crashes, and other similar disruptive problems. From time to time we experience small-scale disruptions where each disruption impacts the availability of our platform for a relatively short period of time concerning some but not all of our businesses or countries in which we operate. . We may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. Although we have certain disaster response procedures, we or our third-party service providers may not currently have a comprehensive business continuity framework in place in all instances. We are working with third-party consultants to develop a suitable business continuity framework, but there can be no assurance that such framework will be implemented in a cost-effective manner or at all, or that it will prove effective or meet all the expectations of our stakeholders, including our consumers, partners and regulators, both current and in the future, in relation to cybersecurity risk, technology risk and business continuity management, which may also impact our current and prospective licensing in certain jurisdictions.
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
As part of our business strategy, we have entered into and regularly pursue a wide array of potential strategic transactions, including strategic investments, alliances, partnerships, joint ventures and acquisitions, in each case relating to businesses, technologies, services and other assets that we expect to complement our business or that we believe will help to grow our business. For example, in January 2022, we completed the acquisition of a majority economic interest in Jaya Grocer. In August 2022, we acquired the business operations of Move It, a motorcycle-hailing application based in the Philippines. In July 2024, we acquired Chope, a restaurant reservation platform in certain parts of Southeast Asia, and in December 2024 we acquired the operations of Nham24, a food delivery platform in Cambodia. In March 2025, we acquired a majority interest in Everrise, a premium supermarket chain that operates predominately in East Malaysia. We have also made other acquisitions and investments which we believe will complement our business.
These types of transactions involve numerous risks, including, among others:
•intense competition for suitable targets and partners, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•complex technologies, terms and arrangements, which may be difficult to implement and manage;
•failures or delays in closing transactions;
•difficulties integrating brand identity, technologies, operations, existing contracts, and personnel;
•difficulties implementing our corporate or compliance policies and guidelines with the acquired entities effectively;
•failure to realize the anticipated return on investment, benefits or synergies;
•exclusivity provisions which prevent us from providing a particular service outside of the strategic alliance or partnership in a particular jurisdiction which could serve to limit access to business opportunities;

•failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company, partner or technology, including but not limited to issues related to intellectual property, cybersecurity risks, regulatory compliance practices, litigation, security interests over assets, contractual issues, revenue recognition or other accounting practices, or employee or user issues;
•expanding into business activities where we have limited experience, such as offline businesses, or no experience at all;
•failure to retain key employees, to ensure that we can preserve value in the existing platform and avoid loss of institutional knowledge;
•risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals or other adverse reactions from regulators, which may result in blockade, delay or restructuring of such transactions;
•regulatory changes that require adjustments to our business or shareholding or rights in relation to subsidiaries or joint ventures;
•any significant use of cash or incurrence of debt to finance the transactions may restrict our business and any issuance of equity and/or convertible note to finance or otherwise complete the transactions may result in dilution to our shareholders;
•adverse reactions to acquisitions by investors and other stakeholders; and
•distraction of our management from executing our existing roadmap as each strategic transaction will require management bandwidth to negotiate, execute and integrate.
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
Competition authorities closely scrutinize us. There has been increased scrutiny over the power and influence of big technology companies globally, and in particular, antitrust regulators in Southeast Asia have taken greater interest in potential abuses of market power or position, agreements and transactions by big technology companies. If one jurisdiction imposes or proposes to impose new requirements or restrictions on our business or transactions, other jurisdictions may follow. Further, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines, or prevent the implementation of transactions, whether or not valid or subject to appeal.

For example, there has been increased scrutiny from the Competition and Consumer Commission of Singapore (“CCCS”) in the online food delivery and virtual kitchen sectors, and if the CCCS assesses that any arrangements between us and the merchant-partners may be harmful to competition, the CCCS may take enforcement action against us that may adversely affect our business, financial condition, results of operations and prospects. In March 2024, a top official of CCCS identified digital markets as one of the CCCS’s focus in the medium term. In July 2024, we terminated our proposed acquisition of Trans-cab Holdings Ltd and withdrew our CCCS merger approval application following the issuance of a provisional decision by CCCS that the proposed acquisition is likely to result in a substantial lessening of competition in the market for the supply of ride-hailing platform services to drivers and passengers in Singapore. The Philippine Competition Commission (“PCC”) required a series of voluntary commitments from us in clearing our acquisition of Uber’s Southeast Asian business in March 2018 and imposed a fine of approximately PHP 56.5 million (approximately $1.0 million) on us for violating some of our pricing and service quality commitments after the merger with Uber, which includes incentives monitoring to address lingering competition concerns. On January 15, 2023, the PCC issued an Incentives Monitoring Framework which was used by the PCC and a third-party monitor to assess all our existing and proposed new incentives, benefits, promotions, or rewards for our driver-partners or operators, to ensure that they do not have an anti-competitive effect. The Incentives Monitoring Framework was subsequently amended to make it consistent with our voluntary commitments. The assessment was conducted by a third-party monitor based on data submitted for the monitoring period from May 1, 2023 until October 31, 2023. The PCC appointed the third-party monitor on August 23, 2023. We raised an issue with the PCC on the impartiality of the appointed monitor considering that one of its officers is closely related to one of our known critics, and the PCC ultimately acceded to our request to appoint an impartial monitor. We are currently negotiating with the PCC on the monitoring of extended commitments. However, the PCC refused to vacate the appointment. Depending on the PCC’s assessment and conclusion based on the monitor’s findings, we may be prohibited from implementing planned incentives, or fined for having implemented incentives that are found to be anti-competitive. Also, on August 30, 2022 the Philippine Court of Appeals issued an adverse decision against us and Uber for alleged violations of interim measures previously ordered by the PCC, which decision became final on February 16, 2024. While this is subject to further proceedings before the PCC, if affirmed, the PCC may impose an additional PHP 12 million (approximately $200,000) in fines and penalties. The Malaysian Competition Commission (“MyCC”) issued a proposed decision in October 2019 alleging that we had abused our dominant position in the ride-hailing booking and transit media advertising market through the imposition of a number of restrictive clauses on the driver-partners, including restrictions on driver-partners promoting competitors’ products and providing advertising services to third-party enterprises. Pursuant to the proposed decision, MyCC proposed a fine of approximately MYR86.8 million (approximately $19.4 million) and a daily fine of MYR15,000 (approximately $3,000) for each day we fail to take the remedial actions as directed by MyCC. The penalty is imposed in the event of failure to comply with the interim directions (“Proposed Decision Directions”). We believe we have complied with the said Proposed Decision Directions and should not be subject to the daily fines. We at the same time have initiated a judicial review application against MyCC. In July 2023, the High Court held in favor of us, including an order to quash the Proposed Decision, including the proposed fines. In August 2023, MyCC filed a Notice of Appeal to appeal against the High Court's decision at the Court of Appeal. On March 19, 2025 the Court of Appeal is set to decide on the MyCC’s appeal to challenge the High Court’s ruling to quash the MyCC’s proposed decision to impose the fine on us. In Thailand, the Trade Competition Commission Thailand (“TCCT”) has placed increased scrutiny on the online deliveries and mobility markets by actively examining complaints submitted to it in relation to business operators’ compliance with the local competition law. Indonesia's competition authority, the Business Competition Supervisory Commission (“KPPU”), has recently been enforcing Law No. 20 of 2008 regarding Micro, Small, and Medium Enterprises dated July 4, 2008 (“Law No. 20/2008”), which regulates the fairness of partnerships between large and medium enterprises on the one side and small and micro enterprises on the other. In November 2024, KPPU started to investigate our partnership arrangements with our driver-partners for the delivery fee of GrabExpress and GrabFood in Indonesia. While we are committed to addressing any issues that KPPU may raise during investigation, we cannot predict whether the outcome will have any impact on our business.
Antitrust regulators in certain Southeast Asian countries where we operate are also reviewing their framework and policies to deal with digital markets. In addition, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations that we plan to make or re-evaluate previous acquisitions, combinations, or restructuring completed by us in the past, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including limitations on our contractual relationships with platform users or restrictions on our pricing models. For example, our pricing model, including dynamic pricing, could be challenged or limited in emergencies and capped in certain jurisdictions or become the subject of litigation and regulatory inquiries. As a result, we may be forced to change our pricing model in certain jurisdictions and in certain circumstances, which could harm our revenue or result in a sub-optimal tax structure.

Our growing use of artificial intelligence and machine learning may present additional risks, including risks associated with algorithm development or use, the data sets used, and/or a complex, developing regulatory environment.
Our growing use of AI (including machine learning) in our offerings presents additional risks. This technology presents a number of risks inherent in its use. AI algorithms or automated processing of data may be flawed and datasets may be insufficient or contain biased information, which can create inaccurate or discriminatory outcomes. AI algorithms may use third-party AI with unclear intellectual property rights or interests. Intellectual property ownership and license rights, including copyright, of generative and other AI output, have not been fully interpreted by courts or regulations. The United States and other countries may consider comprehensive legal compliance frameworks specifically for AI, which is a trend that may increase now that the European Commission has proposed the first such framework. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. AI use or management by us or others, including decisions based on automated processing or profiling, inappropriate or controversial data practices, or insufficient disclosures regarding machine learning and algorithms, have and could impair the acceptance of AI solutions or subject us to lawsuits, regulatory investigations or other harm, such as negative impacts to the value of our intellectual property or our brand. These and other deficiencies could also undermine the decisions, predictions or analysis AI applications produce, or lead to unintentional bias and discrimination, subjecting us to competitive harm, legal liability, and brand or reputational harm. The rapid evolution of AI may require us to allocate additional resources to help implement AI ethically in order to minimize unintended or harmful impacts, and may also require us to make additional investments in the development of proprietary datasets, machine learning models or other systems, which may be costly.
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
We believe that our company culture, which was founded on the principle of creating a triple bottom line business by delivering financial performance and social impact at the same time and promoting the values of heart, hunger, honor and humility, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:
•staying true to our values and withstanding competitive pressures to move in a direction that may divert us from doing so;
•maintaining appropriate alignment between our values and the fiduciary duties that our directors have under Cayman Islands law to act in the best interests of the company;
•failure to identify, attract, reward, and retain people in leadership positions in our organization who share our values;
•negative perception of our treatment of employees, consumers or driver- and merchant-partners; and
•maintaining our culture while integrating new personnel and businesses as we grow.
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
Our ability to recruit and retain talent at desired compensation levels could also be limited by government attitudes and policies, which at times may favor nationals of the country in which we do business rather than hiring talent from abroad, which could impact our talent pool and the costs associated with it. If any pandemic, epidemic or disease outbreak were to arise, travel and other restrictions that governments may impose to curb transmission could harm our ability to recruit and retain talent, and may require significant numbers of employees to work remotely, which may impact productivity. Our ability to recruit and retain talent and maintain good relations with our employees could also be impacted by employee activism over social, political or other matters, which could impact our relations with our employees.
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

In December 2018, we were assessed approximately PHP 1.4 billion (approximately $24.2 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and our case remains under review by the regional trial court. In 2023, the PCC imposed a fine of PHP 6 million (approximately $104,000) on us for supposedly violating three separate Commission orders to return PHP 25.45 million (approximately $440,000) to the customers and imposed another fine of PHP 3 million (approximately $52,000) for providing incorrect and misleading information in the compliance reports that have been submitted with respect to the said refund orders. For additional details of certain legal proceedings involving us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Any such disputes or future disputes could subject us to negative publicity, have an adverse impact on our brand and reputation, divert management’s time and attention, involve significant costs and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.
We may also be exposed to securities litigation. See “—Risks Relating to the Company’s Securities—We and certain of our current and former directors or officers are, and in the future may be, subject to securities litigation, which is expensive and could divert management attention.”
We use debt to fund our business and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.
As of December 31, 2024, we had total outstanding indebtedness of $206 million. Subject to the limitations in the terms of our existing and future indebtedness, we may incur additional indebtedness, secure existing or future indebtedness, or refinance our indebtedness. In particular, we may need to incur additional indebtedness to finance our operations and such financing may not be available to us on attractive terms, or at all. Among other macroeconomic factors, an increase in interest rates would adversely affect our ability to secure additional debt financing and would result in higher interest payments.
We may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. With the increases in interest rates since 2022, we have had to pay increased interest on our indebtedness, although we managed to mitigate such increases through capital management and the use of interest rate derivatives. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on our indebtedness, or to fund our operations. While we currently generate net cash from operating activities, we cannot assure you that we will be able to continue to do so or that such amounts will be sufficient to cover our debt service obligations.
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
Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by the driver-partners when providing services on our platform. Similarly, factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase merchant-partner operating costs. Many of the factors affecting driver- and merchant-partner costs are beyond the control of these parties and us. Russia’s continued military actions in Ukraine since early 2022 and the resulting sanctions imposed by various governments on Russia have resulted in fuel price increases in certain countries in which we operate, which would increase the costs incurred by our driver- and merchant-partners. The Israel-Hamas war that started in October 2023 and reached a cease-fire agreement in January 2025 also drove up fuel prices. In many cases, these increased costs may cause driver-partners to spend less time providing services on our platform or to seek alternative sources of income. Likewise, these increased costs may cause merchant-partners to pass costs on to consumers by increasing prices. The resulting increased prices may in turn reduce demand for the services offered on our platform. A decreased supply of driver- and merchant-partners or increased prices on our platform could reduce consumer demand, which would harm our business, financial condition, results of operations and prospects.
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
We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Singapore Dollars, Indonesian Rupiah, Thai Baht, Malaysian Ringgit, Vietnamese Dong and Philippine Pesos, among other currencies. Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars. We have entered into certain hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and could expose us to additional risks that could adversely affect our business, financial condition, results of operations and prospects.
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
Our deliveries, mobility, financial services and others segments represented 53.4%, 37.4%, 9.1% and 0.1% respectively, of our revenue in the year ended December 31, 2024, 55.5%, 36.9%, 7.5% and 0.1%, respectively, of our revenue in the year ended December 31, 2023, and 50.5%, 44.9%, 4.5% and 0.1%, respectively, of our revenue in the year ended December 31, 2022. Over 90% of our revenue was derived from our deliveries and mobility segments in the year ended December 31, 2024, 2023 and 2022, to the extent demand for deliveries and/or mobility offerings are impacted by adverse events, changes in laws or regulations, driver- and merchant-partner supply or consumer-demand based factors, a significant portion of our business could be adversely impacted. As a result of our business concentration in our deliveries and mobility segments, adverse developments with respect to such segments could adversely affect our business, financial condition, results of operations and prospects.
Our business depends heavily on insurance coverage provided by third parties, and we are subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations.
Our business depends heavily on (i) insurance coverage for driver-partners and on other types of insurance for additional risks related to our business, and (ii) the driver-partners’ ability to procure and maintain insurance required by law. We maintain a large number of insurance policies, including, but not limited to, general liability, workers’ compensation, property, cybersecurity and information risk liability, errors and omissions liability, and director and officers’ liability. If our insurance providers change the terms of our policies in an adverse manner, our insurance costs could increase, and if the insurance coverage we maintain is not adequate to cover losses that occur, we could be liable for additional costs. Additionally, if any of our insurance providers become insolvent, we would be unable to pay any claim that we make.
For example, we or the regulators require driver-partners to carry automobile insurance in most countries, and in many cases, we also maintain insurance on behalf of driver-partners. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we, on behalf of driver-partners, would be able to secure replacement coverage on reasonable terms or at all. If we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed. We also face risks with respect to our insurance coverage in countries where our business is not yet subject to specific regulations.
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
We allow consumers to use cash to pay the driver-partners the entire fare of rides and cost of deliveries (including the service fee payable to us by driver-partners from such rides and deliveries). Cash-paid trips accounted for 27% of our transactions in 2024, 25% in 2023 and 27% in 2022. The use of cash raises numerous regulatory, operational, and safety concerns. For example, cash collection in some jurisdictions may fall into an ambiguous area between regulated banking or payments activity that requires licenses and activity that is not regulated by relevant law, which creates uncertainty. Failure to comply with regulations could result in the imposition of significant fines and penalties and could result in regulators requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash can increase safety and security risks for the driver-partners, including potential robbery, assault, violent or fatal attacks, and other criminal acts. In certain jurisdictions where we operate, there have been reported serious safety incidents, including robberies and violent attacks on driver-partners while they were using our platform. We have undertaken steps to minimize the use of cash by working with governments on initiatives to drive cashless penetration, providing consumer incentives such as coupons, vouchers or our rewards program to encourage use of GrabPay. In addition, establishing the proper infrastructure to ensure that we receive the correct fee on cash trips is complex, and has in the past meant and may continue to mean that we cannot collect the entire fee for certain cash-based transactions. We have created systems for driver-partners to collect and deposit the cash received for cash-based trips and deliveries, as well as systems for us to collect, deposit, and properly account for the cash received, some of which are not always effective, convenient, or widely-adopted. Creating, maintaining, and improving these systems requires significant effort and resources, and we cannot guarantee these systems will be effective in collecting amounts due to us. Further, operating a business that uses cash raises compliance risks with respect to a variety of rules and regulations, including anti-money laundering and countering the financing of terrorism laws. If driver-partners fail to pay us under the terms of our agreements or if our collection systems fail, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Such collection failure and enforcement costs, along with any costs associated with a failure to comply with applicable rules and regulations, could harm our business, financial condition, results of operations and prospects.

We may be affected by governmental economic and trade sanctions laws and regulations that apply to Myanmar.
We may be affected by economic and trade sanctions administered by governments relating to Myanmar, including the United States, the European Union, the United Kingdom, and the United Nations. For example, in response to the military coup in Myanmar in February 2021, the United States, the European, and the United Kingdom have implemented various sanctions and restrictions. These measures target specific individuals and entities, including military and security services, commercial entities, government officials and related persons who support the military, repress the pro-democracy movement in Myanmar, and/or commit violence against citizens, among other things. The sanctions include prohibitions on transactions, asset freezes, travel bans, among others. There are also restrictions on exports and reexports to Myanmar, and in-country transfers, of certain sensitive items. The United States, the European Union, and the United Kingdom and other countries or international organizations may impose additional sanctions in the future. Continued geopolitical tensions as well as existing and any additional sanctions could result in a material adverse impact on Myanmar’s economy. While our operations in Myanmar represent less than one percent of our revenue, our future prospects in Myanmar could be adversely affected and we may need to exit the market, which would involve costs related to such exit and a loss of our investment in the market. There is a risk that, despite the internal controls we have in place, we have engaged or could potentially engage in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance with economic and trade sanctions laws and regulations or related investigations in Myanmar could result in claims or actions against us and materially adversely affect our business, financial condition, results of operations and prospects.
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
Under this tiered shareholding structure, our Thai operating entities (except for the newly incorporated Thai operating entity intended to operate an insurance brokerage business) are each owned by Grabtaxi Holdings (Thailand) Co., Ltd., which owns 75% of the shares of our Thai operating entities, with the balance owned by one of our subsidiaries. Grabtaxi Holdings (Thailand) Co., Ltd. is owned by a Thai entity (“Thai Holding Entity 1”) holding over half of the shares of Grabtaxi Holdings (Thailand) Co., Ltd. (with the balance primarily owned by one of our subsidiaries). Thai Holding Entity 1 is in turn owned by another Thai entity (“Thai Holding Entity 2”) holding over half of the shares of Thai Holding Entity 1 (with the balance primarily owned by one of our subsidiaries). Thai Holding Entity 2 is held by a Thai national holding preference shares equivalent to more than half of the total number of shares of Thai Holding Entity 2 (with the balance primarily held by our subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares of Thai Holding Entity 2). For more information, see “Item 4. Information on the Company – C. Organizational Structure.” Pursuant to the organizational documents of Thai Holding Entity 2, our rights, which include the quorum for a shareholders meeting requiring our attendance and all shareholder resolutions requiring our affirmative vote, enable us to control our Thai operating entities and consolidate the financial results of these operating entities in our financial statements in accordance with IFRS. The preference shares of Thai Holding Entity 2 have limited rights to the return of liquidation proceeds upon the liquidation of the companies. The preference shares of Thai Holding Entity 1 have limited rights to dividends and distributions. We have also set up three other Thai holding entities adopting a similar tiered shareholding structure (with a slight difference in shareholding percentages) for the purposes of primarily holding our Thai operating entity intended to conduct an insurance brokerage business.
Vietnam
Pursuant to the Law on Investment No. 61/2020/QH14, as amended in 2022 and 2024 (the “Investment Law 2020”) and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO, our four-wheeled mobility business in Vietnam is subject to a foreign ownership limit of 49%. Our deliveries and mobility businesses in Vietnam are conducted through a Vietnamese operating company, the shares of which are owned 49% by us, with the balance 51% held by a Vietnamese national who is a senior executive of Grab Vietnam. Through the voting thresholds in the charter and contractual arrangements with this Vietnamese shareholder, we are able to control our Vietnamese operating entity and consolidate our financial results in our financial statements in accordance with IFRS.

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
We derive all of our revenue from our operations in countries located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations and investments in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:
•inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries in Southeast Asia in which we operate;
•currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;
•the effects of inflation and interest rate hikes within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;
•governments or regulators may impose new or more burdensome regulations, taxes or tariffs;
•political changes may lead to changes in the business, legal and regulatory environments in which we operate;
•economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;
•enactment or any increase in the enforcement of laws, rules and regulations, including, but not limited to, those related to personal data protection and localization, cybersecurity and ESG, may incur compliance costs, in particular where there is uncertainty around the interpretation, implementation, or applicability of such laws, rules and regulations;
•health epidemics, pandemics or disease outbreaks may affect our operations and demand for our offerings; and
•natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.
For example, volatile political situations in certain Southeast Asian countries may impact our business. In Myanmar, after the military coup in February 2021, there have been ongoing instability disrupting our business activities in the country, and the situation may deteriorate further, In the Philippines, we expect that there will be a more politicized environment leading up to the 2025 midterm national and local elections. . Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets in which we operate could adversely affect our business, financial condition, results of operations and prospects. In addition, global geopolitical uncertainty has heightened, which may have spillover effects in Southeast Asia and materially and adversely impact our business.
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
Substantially all of our assets and operations are located in Southeast Asia, and our revenue in Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam and the rest of Southeast Asia was $643 million, $816 million, $265 million, $578 million, $252 million, $228 million and $15 million in the year ended December 31, 2024, respectively, $605 million, $673 million, $200 million, $480 million, $205 million, $185 million and $11 million in the year ended December 31, 2023, respectively, and $275 million, $509 million, $125 million, $302 million, $109 million, $108 million and $5 million in the year ended December 31, 2022, respectively. As a large portion of our revenue in 2024, 2023 and 2022 was derived from our operations in Indonesia, Malaysia and Singapore, our business, financial condition and results of operations may be influenced to a significant degree by economic, political and other conditions in Southeast Asia generally, and in particular, in Indonesia, Malaysia and Singapore. The economies in certain Southeast Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.
While the Southeast Asia economy, as a whole, has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Southeast Asia or in other markets in neighboring regions (such as China and Japan), or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Southeast Asia. Such developments could adversely affect our business and operating results, lead to reduction in demand for our offerings and adversely affect our competitive position. Many of the governments in Southeast Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some Southeast Asia markets have historically experienced low growth in their Gross Domestic Product, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation and interest rate rises in the markets in which we operate. In the past, some of the governments in Southeast Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in Southeast Asia, which may adversely affect our business, financial condition, results of operations and prospects.
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
Our management believes we are in compliance with all applicable tax laws, including filing of tax returns and paying taxes, in the various jurisdictions where we are subject to tax, but our tax liabilities could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws.
Although GHL is incorporated in the Cayman Islands, we collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available.
In addition, we may, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, that may adversely affect our business, financial condition and results of operations and may also impact our reputation, including but not limited to tax and other regulatory authorities in Southeast Asia.
In December 2022, 2023 and 2024, we received protective tax assessments from the Singapore tax authorities for financial years 2017 to 2019 pertaining to the tax treatments of certain expenses and associated transfer pricing arrangements. We have been reviewing this matter with the Singapore tax authorities and have accrued income tax liabilities based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of relevant facts and circumstances. To the extent that any tax assessments arising from tax audits, including the preceding example, are material, we intend to seek all possible legal recourse to defend our positions, but there can be no assurance that such recourse would be successful.
In addition, over the last decade, there have been concerted efforts among government tax policymakers around the world to strengthen international cooperation on taxation matters, to stamp out harmful practices and combat tax avoidance by multinational enterprises (“MNEs”). These efforts have included the G20/Organisation for Economic Co-operation and Development’s (OECD) Inclusive Framework on Base Erosion Profit Shifting (“BEPS”), which has been continually evolving to develop an agreement on a “two-pillar” approach, as described below, to help address tax avoidance, ensure coherence of international tax rules, and, ultimately, a more transparent tax environment. The current project, referred to as BEPS 2.0, has the following two elements:
•Pillar One on new nexus and profit allocation rules with the objective of assigning a greater share of taxing rights over global business income to the country of the location of the customers, and

•Pillar Two rules on a new global minimum tax of 15%, approved in December 2021 by more than 140 jurisdictions participating in the BEPS 2.0 project.
We adopt a hyper-local model, whereby our operating subsidiaries earn and book in-country income and pay income taxes according to the tax laws of local jurisdictions, and these jurisdictions all have corporate income tax rates above 15%. In this context, we generally believe that BEPS 2.0 should have a limited financial impact on us. That said, such tax reform legislation has recently been enacted, implemented or is being proposed in a few of the jurisdictions we operate in. We will continue to assess whether such laws could increase our tax obligations in these markets or change the manner in which we operate our businesses locally, and any adverse impact to our business and financial condition will be addressed readily.
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
Risks Relating to the Company’s Securities
The trading prices of our Class A Ordinary Shares and Warrants have been, and may continue to be, volatile.
The trading prices of our Class A Ordinary Shares and Warrants have been, and may continue to, fluctuate due to a variety of factors, including, without limitation:
•changes in the industries and countries in which we operate;
•developments involving our competitors;
•changes in laws and regulations affecting our businesses;
•variations in our operating performance and financial condition, as well as the performance of our competitors in general;
•actual or anticipated fluctuations in our quarterly or annual operating and financial results;
•publication of research reports by securities analysts about us or our competitors or our industry;
•the public’s reaction to our press releases, our other public announcements and filings with the SEC concerning our company or our securities;
•actions by shareholders, including any sale by major shareholders, other significant shareholders or our directors and officers;
•short seller reports that make allegations against us or our affiliates, even if unfounded;
•departures of key personnel;
•commencement of, or involvement in, litigation;
•any share repurchases made by us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of our Class A Ordinary Shares available for public sale; and

•general economic and political conditions, such as recessions, inflation, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.
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

In addition, certain strategic partners have swapped or have the right to swap the shares they hold in our subsidiaries for Class A Ordinary Shares. In July and December 2024, PT Elang Mahkota Teknologi Tbk. and Porto Worldwide Limited, an affiliate of Central Group, exercised their one-time right to swap all of their shares in certain subsidiaries of our group for approximately 1.9% and 1.0%, respectively, of our total outstanding shares as of February 15, 2025. With respect to the Digital Banking JV, based on terms agreed but not yet effective pending the satisfaction of various conditions precedent, we expect that our joint venture partner would not be entitled to exchange its shares in the Digital Banking JV for our shares until at least December 2027 and that any such share exchange would be based upon a formula that considers the then prevailing valuation of the Digital Banking JV and the trading price of Class A Ordinary Shares at the time of the exchange, both of which are not possible to predict with any degree of certainty at this time. For illustrative purposes, however, while there can be no assurance that any proposed share exchange will be agreed with respect to the Digital Banking JV, in the event a proposed share exchange takes place where the number of Class A Ordinary Shares to be received by the joint venture partner were determined by dividing the valuation of the joint venture partner’s stake in the Digital Banking JV by the trading price of Class A Ordinary Shares and assuming a share price of $10 per Class A Ordinary Shares at the time of closing of such transaction, the joint venture partner would, for every $1 billion of valuation of our stake in the Digital Banking JV (determined at the time of the closing of such transaction), be entitled to 100 million Class A Ordinary Shares, which would be equivalent to 2.5% of Ordinary Shares (based on the number of Ordinary Shares outstanding as of February 15, 2025). Given that the value of the Digital Banking JV and any Class A Ordinary Shares to be issued to our joint venture partner in connection with the Digital Banking JV will not be determined for at least until December 2027, the number of Class A Ordinary Shares that may be issued to our joint venture partner may differ materially from the foregoing and could be materially greater and could represent a significantly higher percentage than 2.5% of Ordinary Shares for each $1 billion of valuation of such joint venture partner’s stake in the Digital Banking JV, thereby resulting in materially greater dilution to our shareholders. In addition, employees, directors and consultants of our company and our subsidiaries and affiliates hold and are granted equity awards under the 2021 Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
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
Pursuant to our Shareholder Support Agreements and Sponsor Support Agreement, certain of our shareholders were or are restricted, subject to certain exceptions, from selling certain of our securities that they received as a result of the share exchange in the Business Combination. As of the date of this annual report, the sale restrictions on all the relevant securities have expired and have become eligible for resale in accordance with U.S. securities laws, including Rule 144. In addition, certain of our shareholders and certain other significant shareholders may avail of the registration statements on Form F-3 (File Number: 333-261949 and 333-264872) which we filed pursuant to our agreements with them, or Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), to sell large amounts of our securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our Class A Ordinary Shares and Warrants.
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
Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. The need to maintain and improve the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, as compared to being a private company, these rules and regulations generally make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.
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
As a U.S. public company, we are subject to the reporting requirements under the U.S. securities laws, including the Sarbanes–Oxley Act of 2002. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on the effectiveness of internal control over financial reporting.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiary, GHI, and GHI’s subsidiaries and consolidated affiliated entities outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of these individuals are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of jurisdictions outside the United States could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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
The market price of our Class A Ordinary Shares and Warrants may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may be the target of this type of litigation and investigations. Beginning in March 2022, various putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York. On June 7, 2022, the Court appointed Lead Plaintiffs and consolidated all actions under the caption In re Grab Holdings Limited Securities Litigation, No. 1:22-cv-02189-VM. On August 22, 2022, Lead Plaintiffs filed an Amended Class Action Complaint against the Company, certain of its officers and directors, and certain officers and directors of Altimeter Growth Corp. The class action is purportedly brought on behalf of various classes of persons who allegedly suffered damages as a result of alleged misstatements and omissions regarding our proxy and registration statements, business operations, potential impact on our financial results, and future prospects, in violation of Sections 11 and 15 of the Securities Act, Sections 10(b), 14(a), and 20(a) of the U.S. Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. On November 18, 2022, the Company and the other defendants filed a joint motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on February 27, 2023. On March 12, 2024, the Court granted in part and denied in part Defendants’ motion to dismiss. On January 13, 2025, the Court granted preliminary approval of a settlement agreement for $80 million. The Company expects a portion of the cost of settlement will be covered by applicable litigation insurance policies. Moreover, involvement in securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

The ability of our subsidiaries and consolidated affiliated entities in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.
We are a holding company, and our subsidiaries and consolidated affiliated entities are located throughout Southeast Asia in Indonesia, Singapore, Thailand, Malaysia, the Philippines, Vietnam, Myanmar and Cambodia. Part of our primary internal sources of funds to meet our cash needs will be our share of the dividends, if any, paid by our subsidiaries and consolidated affiliated entities. The distribution of dividends to us from the subsidiaries and consolidated affiliated entities in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries and consolidated affiliated entities in Indonesia (save for the regulations prohibiting the transfer of Indonesian Rupiah to outside of Indonesia and imposing reporting requirements on foreign exchange transactions in excess of a certain amount), Singapore, Malaysia and the Philippines (except for the regulations (i) requiring registration of the foreign investment with the Bangko Sentral ng Pilipinas (“BSP”) to be able to source from the Philippine banking system foreign currency to be used in repatriating capital or remitting dividends outside the Philippines, and (ii) prohibiting the transfer of Philippine Pesos to outside of the Philippines in excess of PHP 50,000 (approximately $860) without prior written authorization from the BSP) to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries and consolidated affiliated entities to distribute dividends to us may be restricted in the future.
We do not anticipate paying dividends for the foreseeable future. Our share repurchase program may not be fully consummated and may not enhance long-term shareholder value.
We expect to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.
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
In February 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to $500 million worth of our Class A Ordinary Shares. As of the date of this annual report, pursuant to this program, we have repurchased and cancelled a total of 67 million Class A Ordinary Shares with an aggregate principal amount of $226 million. We may continue to repurchase up to $274 million worth of our Class A Ordinary Shares. The share repurchase program does not have a fixed end date and does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. Additionally, it may be suspended or terminated at any time. The share repurchase program may not enhance long-term shareholder value. The share repurchase program and the related share repurchases, if any, could affect the prices of our Class A Ordinary Shares and/or Warrants and increase their volatility. Furthermore, share repurchases may diminish our cash reserves, which could affect our operating results and financial condition.

We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
In March 2018, GHI’s board of directors adopted and GHI’s shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan, which was amended and restated in April 2019 and further amended in April 2021, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with us. No further awards will be granted under the 2018 Plan. However, in April 2021 in connection with the Business Combination, our board of directors adopted, and our shareholders approved the 2021 Equity Incentive Plan, or the 2021 Plan, which was amended and restated in September 2021 and in November 2023. The maximum number of ordinary shares that may be issued under the 2021 Plan is seven percent (7%) of the total number of our Ordinary Shares that were outstanding (on a fully diluted basis) as of December 1, 2021, plus the number of ordinary shares that remained available for grant under the 2018 Plan immediately prior to December 1, 2021, subject to a potential annual increment every year starting on January 1, 2022 through January 1, 2031. The 2021 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units, or RSUs, and other awards to employees, directors and consultants of our company and our subsidiaries and affiliates, which we recognize as compensation expenses in our consolidated statements of profit or loss in accordance with IFRS. In addition, in April 2021, our board of directors and our shareholders approved the 2021 Equity Stock Purchase Plan, or the 2021 ESPP, under which initially the maximum number of shares that may be issued is two percent (2%) of the total number of our Ordinary Shares that were outstanding as of December 1, 2021, subject to a potential annual increment every year starting on January 1, 2022 through January 1, 2031. As a result of the awards under the 2021 Plan and the subscription of Class A Ordinary Shares under the 2021 ESPP, we incurred share-based compensation expense of $279 million, $304 million and $412 million in 2024, 2023 and 2022, respectively. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will also grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on us and our business and results of operations.
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
The proxies given to Mr. Tan by the other Key Executives and certain entities related to such Key Executives or Mr. Tan under the Shareholders’ Deed (the “Key Executive Proxies”) and the proxies given to Mr. Tan by our executive officers other than Mr. Tan under the Voting Proxy Deeds (the “Exco Proxies”) give Mr. Tan control of the voting power of all outstanding Class B Ordinary Shares. As a result, as of February 15, 2025, after giving effect to the Key Executive Proxies and the Exco Proxies, Mr. Tan controlled approximately 63.4% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class, even though he and his Permitted Entities only beneficially owned 3.7% of outstanding Ordinary Shares. For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Deed.” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Voting Proxy Deeds.”
With respect to the election of the board of directors, under the terms of the Class B Ordinary Shares, holders of a majority of the Class B Ordinary Shares have the right to nominate, appoint and remove a majority of the members of our board of directors, which majority are designated as Class B Directors. As of February 15, 2025, Mr. Tan and his Permitted Entities owned approximately 76.5% of the total issued and outstanding Class B Ordinary Shares (without taking into account Class B Ordinary Shares that may be acquired pursuant to awards under our share incentive plans). As a result of such ownership, as well as the Key Executive Proxies and the Exco Proxies, Mr. Tan effectively has the right to nominate, appoint and remove all of the Class B Directors. In addition, since all of the issued and outstanding Ordinary Shares voting together as a single class will elect the remaining members of our board of directors, then Mr. Tan, by virtue of his control of approximately 63.4% of that total voting power as of February 15, 2025 (after giving effect to the Key Executive Proxies and the Exco Proxies), effectively has the ability to elect and remove the entire board of directors.

Additionally, the Key Executives and certain entities related to the Key Executives entered into a letter agreement (the “ROFO Agreement”), pursuant to which, subject to certain limited exceptions, in the event any holder of Class B Ordinary Shares intends to sell or otherwise transfer Class B Ordinary Shares in an open market or private transaction, that transferring shareholder first shall irrevocably offer those shares to each other holder of Class B Ordinary Shares by way of a notice delivered to each such other holder. Each recipient holder then has a right of first offer to purchase any or all of those shares at a price per share equal to the market price (as defined in the ROFO Agreement) of the Class A Ordinary Shares (into which those shares would automatically convert if sold in an open market or private transaction to other purchasers). The recipients of the right of first offer generally shall have three business days within which to exercise such right, which shall be allocated pro rata among exercising recipients if the total of all shares exercised exceed the total amount of shares to be transferred. In March 2025, all of our executive officers (other than Mr. Tan) entered into a joinder agreement, pursuant to which they agreed to be a party to, and be fully bound by, all of the covenants, terms and conditions of the ROFO Agreement with respect to any and all Class B Ordinary Shares that they hold as if they were parties thereto, except that each of them waived their right of first offer to purchase any Class B Ordinary Shares held by any other person. The ROFO Agreement has the effect of providing Class B Ordinary Shareholders the right to preserve the continued ownership of Class B Ordinary Shares within that group of holders except the executive officers other than Mr. Tan. Since all of those holders delivered the Key Executive Proxies and given the Exco Proxies, the ROFO Agreement also will have the effect of preserving Mr. Tan’s control over the Class B Ordinary Shares and our company as discussed herein.
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
Based upon the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile), fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years. Recent declines in the market price of our Class A Ordinary Shares significantly increased our risk of being or becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.
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
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
We were first incorporated in July 2011 as MyTeksi Sdn. Bhd., a Malaysian private limited company, and launched our mobility business in June 2012 in Malaysia with our taxi-hailing booking service MyTeksi.
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
Significant milestones in our corporate history include:
2013 - 2017
•Commenced operations in Singapore, the Philippines, Thailand, Indonesia, Vietnam, Cambodia and Myanmar
2018
•Completed the acquisition of Uber’s business in Southeast Asia through an all-share deal following which Uber became a major strategic shareholder in Grab
2019
•Launched GrabForGood, Grab’s social impact program
2021
•Announced GrabForGood Fund
•Completed the Business Combination
•Listed on NASDAQ
2022
•Completed acquisition of a majority economic interest in Jaya Grocer
•GXS Bank launched savings accounts to the public after receipt of approval from the MAS to commence restricted business activities in the same year

2023
•GXS Bank launched FlexiLoan, a digital lending product in Singapore
•GXBank launched savings accounts to the public after receiving approval from the Central Bank of Malaysia, Bank Negara Malaysia, to commence the foundational phase of banking operations in the same year
2024
•Customer deposits across GXS Bank and GXBank reached $1.2 billion, with GXBank exceeding one million users at the end of the year

Below are significant operational milestones in our development, by segment:
Mobility
2012
•Launched GrabTaxi (previously called MyTeksi), a taxi booking and dispatch service
2014
•Launched GrabCar, expanding from taxi to economy and premium ride-hailing booking services
•Launched GrabBike
2015
•Launched GrabHitch
2016
•Launched GrabShare, a commercial carpooling booking service
•Launched GrabRentals in Singapore, Malaysia and Indonesia
2022
•Launched Grab Hemat and GrabBike Hemat, economical transportation services in Indonesia
2023
•Relaunched the enhanced Move It, a motorcycle-hailing application in the Philippines, which we acquired in August 2022
•Relaunched the enhanced GrabShare in Singapore and the Philippines, Malaysia (JustSave) and Indonesia (GrabCar Bareng), commercial carpooling booking services that were previously suspended during COVID-19
2024
•Revamped and relaunched advance booking, a feature that enables users to schedule Grab rides in advance
•Revamped GrabExec across several markets
•Launched Group Rides, allowing users to invite up to three friends, add multiple stops, and save on fares, making it more convenient to travel together

Deliveries
2015
•Launched GrabExpress
2017
•Acquired Kudo, an Indonesian agent network company, later rebranded to GrabKios
2018
•Launched GrabFood
•Launched GrabAds, our advertising business
2019
•Launched GrabKitchen
•Launched GrabMart
2020
•Launched GrabMerchant
•Launched GrabSupermarket
2022
•Acquired a majority equity interest in Jaya Grocer, a supermarket chain in Malaysia
•Launched GrabUnlimited
2023
•Launched Dine Out Deals
•Relaunched Group Orders
2024
•Acquired Chope, a restaurant reservation platform operating in several countries in Southeast Asia
•Acquired Nham24, a delivery and mobility platform in Cambodia
2025
•Acquired a majority interest in Everrise, a premium supermarket chain that operates predominately in East Malaysia
Financial Services
2017
•Launched GrabPay
•Launched GrabRewards
2018
•Invested in OVO, a digital payments platform in Indonesia

•Launched GrabFinance (later rebranded as GrabFin), lending and receivables factoring for driver- and merchant-partners, micro, small and medium sized businesses and consumers
2019
•Launched GrabInsure for sales, marketing and distribution of insurance for consumers and driver-partners, including health, ride and delivery and travel insurance, through a joint venture with a subsidiary of ZhongAn Online P&C Insurance Co., Ltd. (and the joint venture became our wholly-owned subsidiary in 2021)
2020
•Entered into strategic alliance with MUFG to create affordable financial services
•Launched PayLater on selected e-commerce sites
•Launched payment processing and merchant acquiring services
•Digital Banking JV selected for a digital full bank license in Singapore by the MAS
2021
•Signed the joint venture agreement for Digital Banking JV with Singtel
•Digital Banking JV was awarded a digital full bank license in Singapore by the MAS
•Increased equity interest in and started to consolidate OVO
2022
•Acquired a 32.3% equity interest in PT Super Bank Indonesia (previously, PT Bank Fama International), a conventional bank at the time, which became 30.84% as of the date of this annual report after certain corporate events of the bank
•GXS Bank launched savings accounts to the public after receipt of approval from the MAS to commence restricted business activities in Singapore in the same year
•Undergone a strategic shift to focus on serving and monetizing existing Grab consumers, driver- and merchant-partners
2023
•GXS Bank launched FlexiLoan, a digital lending product in Singapore
•GXBank launched savings accounts to the public after receiving approval from the Central Bank of Malaysia, Bank Negara Malaysia, to commence the foundational phase of banking operations in Malaysia in the same year
2024
•PT Super Bank Indonesia (in which we have 30.84% equity interest as of the date of this annual report) launched digital banking solutions
•GXBank launched FlexiCredit, a digital lending product in Malaysia
2025
•Received a direct general insurer license from the MAS, enabling us to underwrite insurance products in Singapore

Others
2019
•Launched GrabDefence, a fraud detection and prevention solution
•Launched GrabHealth, powered by Good Doctor Technology, a telemedicine offering
2022
•Launched GrabMaps, a mapping and location-based service
For a discussion of our capital expenditures for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”
Our principal executive office is at 3 Media Close, #01-03/06, Singapore 138498 and our telephone number is 855-739-7864. Our website is https://grab.com/sg/. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Grab’s electronic filings are available for viewing on this website, at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.
B.Business Overview
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
Overview
Southeast Asia’s leading superapp
We are Southeast Asia’s leading superapp, operating primarily across the deliveries, mobility and digital financial services sectors in over 800 cities across eight countries in the region—Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. We enable millions of people each day to access driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance. Our platform enables important high frequency hyperlocal consumer services. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia.
Our revenue was $2,797 million, $2,359 million and $1,433 million in 2024, 2023 and 2022, respectively, representing year-over-year growth rates of 19% from 2023 to 2024 and 65% from 2022 to 2023. Our revenue in Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam and the rest of Southeast Asia was $643 million, $816 million, $265 million, $578 million, $252 million, $228 million and $15 million in the year ended December 31, 2024, respectively, $605 million, $673 million, $200 million, $480 million, $205 million, $185 million and $11 million in the year ended December 31, 2023, respectively, and $275 million, $509 million, $125 million, $302 million, $109 million, $108 million and $5 million in the year ended December 31, 2022, respectively. Our loss for the period was $158 million, $485 million and $1,740 million in 2024, 2023 and 2022, respectively, representing year-over-year improvement of 67% from 2023 to 2024 and 72% from 2022 to 2023. Adjusted EBITDA was $313 million, $(22) million and $(793) million in 2024, 2023 and 2022, respectively, representing a year-over-year growth rate of 1,597% from 2023 to 2024 and 97% from 2022 to 2023.

Our revenue growth in 2024 was driven by an increase in on-demand GMV and increased contributions from the financial services segment. Our revenue growth in 2023 and 2022 was driven by an increase in on-demand GMV and reduction in on-demand incentives as a percentage of on-demand GMV, particularly in 2023 as we optimized our partner and consumer incentive spend. Our on-demand GMV was $18.4 billion, $15.8 billion and $14.1 billion in 2024, 2023 and 2022, respectively, representing year-over-year growth rates of 16% from 2023 to 2024 and 12% from 2022 to 2023. On-demand incentives as a percentage of on-demand GMV were relatively stable in 2023 and 2024 at 9.9% and 10%, respectively, as compared to 13.3% in 2022. The level of incentives as a percentage of on-demand GMV in 2023 and 2024 reflects the strategic use of incentives to drive on-demand growth in our platform.
The Strength of the Grab brand in Southeast Asia
Our brand is closely associated with quality, reliability, safety and convenience in the minds of the Southeast Asian consumers that seek to access services offered through our platform. Our strong brand has enabled us to maintain and grow our scale in Southeast Asia.
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
Various drivers of social and economic change in Southeast Asia that we believe will serve as tailwinds to accelerate the adoption of digital services offered by Grab include:
•Rapid urbanization driven by macroeconomic and demographic growth.
•Mobile-first population with increasing digital engagement.
•Increasing digitalization of services and consumption.
•Regulatory landscape supportive of technology and digital advancement.
•Large unbanked and underserved population.
Consumers who use our platform
Our over 41 million monthly transacting users (“MTUs”) in 2024 came from a wide range of demographics and socio-economic backgrounds. Consumers who use our platform are highly engaged and demand high-quality services, technological functionality, and prompt responsiveness.
Our driver-partners
Our driver-partners represent a diverse range of individuals across many different ethnicities and age groups. Our driver-partners take pride in satisfying consumers by providing rides, food deliveries and package deliveries each day. Our driver-partner network is also highly inclusive. In 2024, more than 5,100 persons with disabilities performed at least one transaction on the Grab platform.
Our merchant-partners
Our merchant-partners and Indonesian GrabKios agents range from local entrepreneurs, including small restaurants, convenience and grocery stores, to multinational franchises and lifestyle service providers, including hotels and travel agents.
Our Triple Bottom Line
Grab strives to serve a triple bottom line—we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We aim to deliver a positive social impact sustainably over the long-term. As we grow our business and our ecosystem, we create more earning opportunities for driver- and merchant-partners. We do this by improving efficiency (for example, by reducing driver-partners’ wait time at stores), providing digital tools to expand their reach to customers, and supporting financial inclusion (such as providing cash advance to driver- and merchant-partners with limited access to capital). In 2024, 2023 and 2022, our driver- and merchant-partners earned a total of $12.8 billion, $11.0 billion and $10.6 billion through our platform, respectively.
We also leverage our technological capabilities and ecosystem to support solutions that help mitigate environmental impact in Southeast Asia. We have formed partnerships with automakers to accelerate the adoption of electric vehicles in the region and enabled and encouraged consumers to contribute towards environmental causes through our in-app features such as default cutlery opt-out toggle, a carbon offset toggle, and options to prioritize low emission modes of transport (such as electric and hybrid vehicles). We also make efforts to optimize demand and routes to mitigate carbon emissions from partners’ vehicles through order batching, ride-sharing (GrabShare and GrabHitch) and reducing pick-up distance.
In April 2021, we deepened our commitment towards long-term sustainability initiatives by creating the GrabForGood Fund, an endowment fund co-funded by Grab, our co-founders and external donors, which aims to support programs that deliver social and environmental impact for our partners and the communities in which we operate. Under the GrabForGood Fund, we have been running the GrabScholar program since 2022, providing underprivileged students with access to education through scholarships and bursaries.
We released our sustainability report for 2023, prepared in accordance with the Global Reporting Initiative (“GRI”) standards, on June 5, 2024. We expect to release our sustainability report for 2024 in the second quarter of 2025. The contents of these reports are not included in this annual report, and shall not be deemed as part of this annual report.
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
Deliveries—Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand and scheduled delivery of a wide variety of daily necessities including in selected markets, ready-to-eat meals and groceries, as well as point-to-point package delivery. We also operate supermarkets in Malaysia under Jaya Grocer, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. We also work with merchant-partners to offer Dine Out Deals to Grab users, which enables them to offer discounts or vouchers directly to consumers when they dine in their restaurants. Through GrabAds, we also work with our merchant-partners to provide promoted listings and banner advertisements, enabling them to promote their businesses within the food and grocery delivery offerings on our platform and enhance their consumer reach.
Mobility—Our mobility offerings connect our driver-partners with consumers seeking rides across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles in certain countries, and shared mobility options such as carpooling in selected markets. It also includes GrabRentals, which facilitates vehicle rental for our driver-partners to allow driver-partners (with otherwise limited vehicle access) to be able to offer services through our platform. Through GrabAds, we also provide both online and offline advertising solutions, with the latter leveraging our vehicle fleet, such as car wraps and in-car product placements to generate mass awareness.
Financial Services—Our financial services offerings include digital solutions offered by and with our partners to address the financial needs of driver- and merchant-partners and consumers, including primarily digital payments, lending, receivables factoring, and insurance distribution through GrabFin and OVO. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. We also hold 30.84% equity interest in PT Super Bank Indonesia. As of December 2024, GXS Bank offers savings accounts, payment products (GXS Debit Card and GXS FlexiCard), and digital lending products (GXS FlexiLoan) to the public in Singapore. GXBank offers savings accounts, payment products (GX Bank Debit Card) and FlexiCredit, a revolving line of credit to the public in Malaysia.

Others—We have a growing suite of enterprise offerings including GrabMaps, our mapping and location-based service. In addition, our partners offer other lifestyle services to consumers through our superapp, including hotel bookings, subscriptions and more in certain countries.
The key to our platform is the relevance of our offerings to consumers’ everyday lives from the time the consumer wakes up and orders breakfast, commutes to and from the workplace, all the way to the evening when the consumer orders dinner, pays for bills or shops online. We focus on everyday transactions such as transportation, eating, shopping, digital payments, banking and other financial services. At a touch of a button, consumers have access to all offerings on our platform through a single mobile application.
In a region as geographically diverse as Southeast Asia, the offerings on our platform have a wide geographic coverage, operating in capital cities, major commercial and tourist cities, as well as smaller cities and towns across Southeast Asia. Our application offers localized offerings and personalized experiences based on the consumer’s location.
Our deliveries, mobility, financial services and others represented (i) 53.4%, 37.4%, 9.1% and 0.1%, respectively, of our revenue in the year ended December 31, 2024, (ii) 55.5%, 36.9%, 7.5% and 0.1%, respectively, of our revenue in the year ended December 31, 2023, and (iii) 50.5%, 44.9%, 4.5% and 0.2%, respectively, of our revenue in the year ended December 31, 2022.
In addition, deliveries and mobility represented (i) 63.8% and 36.2%, respectively, of our on-demand GMV in the year ended December 31, 2024, (ii) 65.7% and 34.3%, respectively, of our on-demand GMV in the year ended December 31, 2023, and (iii) 70.9% and 29.1%, respectively, of our on-demand GMV in the year ended December 31 2022.
Deliveries Offerings
Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand delivery of a wide variety of daily necessities including ready-to-eat meals and groceries, as well as point-to-point package delivery. We enable consumers to conveniently discover and place food and grocery delivery orders or pre-purchase dine-in vouchers, empower our merchant-partners to build an online presence, reach consumers and scale their business and provide our driver-partners with income opportunities outside of our mobility offerings. We also operate supermarkets in Malaysia under Jaya Grocer, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country.
Key deliveries offerings on our platform include the following:
•GrabFood is a food ordering and delivery booking service, which enables merchant-partners to accept bookings for prepared meals from consumers (with options for on-demand deliveries, scheduled deliveries and pick-up orders) through Grab’s merchant-partner application, and it also enables driver-partners to accept bookings for prepared meal delivery services through Grab’s driver-partner application. We also work with merchant-partners to offer Dine Out Deals to Grab users, which enables them to offer discounts or vouchers directly to consumers when they dine in their restaurants.
•GrabMart is a goods ordering and delivery booking service, which enables merchant-partners to accept bookings for goods from consumers (with options for on-demand deliveries, scheduled deliveries and pick-up orders) through Grab’s merchant-partner application, and it also enables driver-partners to accept bookings for goods delivery services through Grab’s driver-partner application. Through GrabMart, consumers can order everyday items ranging from groceries and household goods, to gifts and electronics for delivery to their doorstep on-demand. In some countries such as Malaysia and Indonesia, we also operate GrabSupermarket, which enables the delivery of a wide range of fresh produce and household products from supermarkets. As of December 31, 2024, we also operate 57 supermarkets in Malaysia under Jaya Grocer with more than 38,000 stock-keeping units, approximately 1,100 suppliers, and more than a million members in the Jaya Loyalty program.

•GrabAds enables businesses to foster growth through different advertising touch points depending on their target audience and objectives. Our superapp is the first touchpoint for consumers accessing our platform, providing an important mobile advertising opportunity for consumer-facing businesses. For our GrabFood and GrabMart merchant-partners, we provide promoted listings and banner advertisements enabling them to promote their businesses within the food and grocery delivery offerings on our platform and enhance their consumer reach.
•GrabExpress is a package delivery booking service, which enables driver-partners to accept bookings for package delivery services through Grab’s driver-partner application. Consumers can arrange for instant or same-day deliveries using different vehicle types to cater for different package sizes. Consumers can also arrange non-instant, non-same day services through GrabExpress via our partners.
•GrabExpress web booking portal enables social sellers and e-commerce businesses to leverage our open application programming interfaces (“APIs”) to make bulk delivery bookings and offer last mile delivery services to their customers as part of their checkout experience.
•Grab for Business platform offers a unified management portal for corporate clients to easily digitize the management of corporate food and package delivery services with advanced features that enable businesses to set policies, controls and corporate billing arrangements, as well as track and monitor all business usage of Grab’s offerings, which help to drive cost efficiencies, transparency and increased productivity. Grab for Business also offers integration with certain corporate expense management systems, making it easier and more seamless for employees to claim work-related spend on Grab’s offerings.
•In Indonesia, our GrabKios offering enables a network of GrabKios agents to act as an offline channel to sell digital goods including mobile airtime credits, bill payment services and e-commerce purchasing services.
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
Key mobility offerings on our platform include the following:
•GrabCar enables a private hire driver-partner to register with us and accept bookings through our driver-partner application. It includes a variety of localized solutions that vary across our markets, including premium cars (GrabCar Premium), cars equipped to transport persons with mobility needs (GrabAssist), cars equipped with child seats (GrabFamily), cars equipped to transport pets (GrabPet), large format vehicles (GrabCar XL), and limousine-styled services (GrabExec). Driver-partners who offer more specialized services through GrabAssist, GrabFamily, GrabPet and GrabExec receive additional customized training to help them better serve the needs of their passengers.
•GrabTaxi enables a licensed taxi driver-partner in all markets we operate in except for Cambodia to register with Grab and accept bookings through the Grab driver-partner application.
•JustGrab enables consumers in Cambodia, Malaysia, Singapore and Thailand to conveniently book either a private car or a traditional taxi with upfront non-metered pricing. By enabling bookings of either vehicle type, we are able to pool the supply of both taxis and private cars and enable faster booking of rides and a more efficient mobility platform.

•GrabBike is a motorcycle ride-hailing offering. It is a popular choice among the local population, especially in Indonesia, Thailand and Vietnam, as it is an affordable and efficient mobility mode in congested cities. Through our GrabNow solution available in Indonesia and Vietnam, we enable consumers to directly flag down a GrabBike driver-partner without pre-booking through our app. In the Philippines, we relaunched the enhanced Move It app in 2023, our two-wheel ride-hailing service in the country, which now integrates Grab’s technology to enhance its operational efficiency and improve its safety and service quality standards.
•Three-wheel vehicles provide culturally popular localized modes under a variety of local names such as GrabTukTuk (in Cambodia and Thailand), GrabTrike (in the Philippines), GrabThoneBane (in Myanmar) and GrabRemorque (in Cambodia).
•Our shared mobility options, such as carpooling (GrabShare and GrabHitch) also enable more affordable alternatives on our platform for consumers.
•Similar to our enterprise deliveries offerings, through the Grab for Business platform, we also offer enterprise mobility solutions to our corporate clients.
•Specific to our driver-partners, we offer GrabRentals, which facilitates vehicle rental for our driver-partners at competitive rates through our rental fleet or third-party rental services to allow driver-partners with limited vehicle access to offer services on our platform. We offer four-wheel vehicle rental services to our driver-partners in Indonesia, Singapore and Malaysia, as well as motorcycle rental services in Singapore and Indonesia.
•GrabAds enables businesses to foster growth through different advertising touch points depending on their target audience and objectives. We provide online advertising solutions on our superapp and deliveries offerings, and offline advertising solutions on our vehicle fleet. Our superapp is the first touchpoint for consumers accessing our platform, providing an important mobile advertising opportunity for consumer-facing businesses. We provide both online and offline advertising solutions, with the latter leveraging our vehicle fleet, such as in-car product placements and mobile billboards to generate mass awareness.
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

Key financial services offerings on our platform include the following:
•GrabPay is our digital payments solution addressing unique digital payments challenges and is available in Indonesia (through OVO), Malaysia, the Philippines, Singapore, and Thailand. It allows consumers to make online and offline electronic payments using their mobile wallet. We enable consumers, lacking access to a bank account, to add payment methods and top up their mobile wallet through our driver-partner network, amongst many other top up channels. It also allows our driver- and merchant-partners to receive digital payments for their services, allowing them access to serve a large consumer base and saving them the hassle and risk of having to handle cash payments.
•GrabRewards is our loyalty platform providing consumers that use our platform with a large catalog of points redemption options, including offers from both popular merchant-partners and Grab. Integration with our offerings allows for a seamless experience, including automatic suggestions to pay for a ride or delivery using GrabRewards points (OVO Points in Indonesia).
•GrabFin provides our driver- and merchant-partners and consumers greater access to financial services through our platform. Offerings include digital and offline lending, PayLater services, white goods financing, receivables factoring and working capital loans. For many of our driver- and merchant-partners, GrabFin is their first and only source of affordable financing, helping them smoothen out their cash flows and providing them a source of emergency funds.
•PayLater enables our merchant-partners to offer their consumers the option to pay for goods and services on a later date or in installments and is available in Indonesia, Malaysia, the Philippines, Singapore and Thailand. In 2020, we expanded PayLater to include online shopping and installment payments in Singapore and Malaysia. Our PayLater offering drives sales to merchant-partners by improving their discoverability by consumers who use our consumer superapp, and by improving the affordability of their goods and services to consumers.
•GrabInsure connects affordable insurance products to consumers and our driver-partners, and is available in Singapore, Indonesia, Malaysia, the Philippines and Vietnam. Products offered include protections for rides and package deliveries, personal accident insurance, income protection insurance, critical illness insurance, vehicle insurance and travel insurance. The majority of the policies transacted over our platform are innovative micro-insurance policies. The accessibility and affordability of the micro-insurance policies allows more people in Southeast Asia to protect themselves, their families and their livelihoods.
•GrabLink, our in-house PCI-compliant secure payment gateway licensed under the Payments Services Act of Singapore aimed at reducing dependency on third-party providers, helps us reduce our cost of funds across Grab transactions.
•Digibank Savings Account is a digital banking deposit account accessible through our Digibank apps or website with no cash or cheque services. Depositors can earn interest on their savings accounts, and receive funds into and make transfers from these accounts.
•GXS FlexiLoan is a standby revolving line of credit that is accessible through GXS Bank’s Digibank app. Eligible customers can open a FlexiLoan account under their names and can draw multiple loans up to their credit limits.
•GX Bank Debit Card is a debit card issued by GX Bank which offers unlimited rewards on eligible transactions and no foreign transaction fees.

•GXS FlexiCard is an interest-free, fee-based credit card issued by GXS Bank with a S$500 credit limit.

Others
Other offerings primarily include GrabMaps. GrabMaps is a Business-to-Business (B2B) enterprise offering that enables us to provide base map data and map-making tools and software-as-a-service.
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
Deliveries. Our deliveries platform connects driver- and merchant-partners with consumers to create a localized logistics platform, facilitating on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point package delivery. This segment includes GrabFood, GrabMart, Dine Out, GrabExpress, and GrabKios. Through GrabAds, we also work with our merchant-partners to provide promoted listings and banner advertisements, enabling them to promote their businesses within the food and grocery delivery offerings on our platform and enhance their consumer reach.

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
Consumer Economics: The consumer pays the total dollar value of goods ordered, delivery fee, and platform and other fees, which is partially offset by a promotion given. In the example above, the GMV of the consumer’s delivery order is $27.60, consisting of the following components:
•The dollar value of goods ordered: $24.00;
•Delivery fee: $3.40; and
•Platform and other fees: $0.20.
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

Mobility. Our mobility offerings connect consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain countries), and shared mobility options, such as carpooling. This segment includes GrabCar, GrabTaxi, JustGrab, GrabBike, three-wheel vehicles, GrabShare, and GrabRentals. Through GrabRentals, we utilize Grab’s fleet of cars to provide one-stop car rental to driver-partners at affordable rates. Through GrabAds, we also provide both online and offline advertising solutions, with the latter leveraging our vehicle fleet, such as in-car product placements and mobile billboards to generate mass awareness.
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
•The dollar value of the ride: $13.00;
•Tolls and other fees: $0.80; and
•Platform fee: $0.20.
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
Financial Services. Our financial services offerings include digital solutions to address the financial needs of our driver- and merchant-partners and consumers, including primarily digital payments, lending, receivables factoring, and insurance. This segment includes GrabPay, GrabRewards, GrabFin, GrabInsure, and OVO. The financial results of OVO, which is a leading Indonesian digital payments and smart financial services business, are consolidated in our financial results and included in our financial services segment. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. As of December 2024, GXS Bank offers savings accounts, payment products (GXS Debit Card and GXS FlexiCard), and digital lending products (GXS FlexiLoan) to the public in Singapore. GXBank offers savings accounts, payment products (GX Bank Debit Card) and FlexiCredit, a revolving line of credit to the public in Malaysia.
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
We also generate revenue from other financial services, namely lending, insurance, and others. For lending and receivables factoring, we generate revenue primarily based on the interest income we receive from the loans we extend to borrowers and from the factoring fee or discount when we purchase the receivables, as the case may be. For other financial services, we generate revenue through commissions received from the sale of products and services. We also maintain a rewards program, which helps to increase retention as consumers earn rewards points that can be redeemed on our platform.
Others. We have a growing suite of enterprise offerings that we are progressively making available to our driver- and merchant-partners, consumers and corporate clients. In addition, this segment includes other lifestyle services offered by third party service providers to consumers through the Grab app, including hotel bookings, subscriptions and more in certain countries.
We also launched GrabMaps in 2022. GrabMaps allows us to tap into the mapping and location-based services market opportunity. First developed for in-house use, GrabMaps was created to address our need for a more hyperlocal solution to power our services. Commercializing GrabMaps as a B2B solution includes offering GrabMap’s base map data, enabling customers to leverage GrabMap’s map-making tools and software-as-a-service.
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
Our superapp ecosystem has also enabled us to develop credit profiles for our driver- and merchant-partners, a typically underserved segment, which in turn provide them access to formal credit opportunities for the first time. With insights like understanding how much income is earned by our driver- and merchant-partners through our platform, we are able to tailor responsible lending services. In 2024, the total loans disbursed across our financial services platform grew by 46% year-on-year to $2.2 billion.
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

Technology designed to be scalable, flexible and reliable
As our superapp serves users in over 800 cities across Southeast Asia, our technology systems are designed to be scalable, yet flexible enough to be hyperlocal. With millions of transactions taking place on our platform every day, our technology aims to reliably deliver a seamless and hyperlocal experience. Furthermore, our experiences take into account languages and other local variations specific to countries and cities across Southeast Asia. For example, the Grab app includes a secure chat with automatic translation between our driver-partners and our consumers (GrabChat).
Technology that strives for security and integrity
Our superapp is powered by a unified technology and data platform, and improvements to our core technology architecture can be scaled quickly across our markets. For example, upon identifying fraud patterns on our booking flows in one market, we can roll out pre-allocation risk algorithms, a complex set of real-time logic that uses machine learning to predict the probability of fraudulent transactions before allocating the transaction across all our markets. In 2024, this predictive AI provided proactive protection for more than 4.5 billion transactions on our platform against malicious activities through a spectrum of adaptive risk interventions while ensuring optimal user experience.
Global tech talent pool, local solutions
Our team of engineers, data scientists, data analysts, designers and product managers are located across eight research and development centers in Bangalore, Beijing, Cluj-Napoca, Ho Chi Minh City, Jakarta, Kuala Lumpur, Shenzhen and Singapore. Our highly specialized and talented technology team, spread across multiple geographical locations, builds solutions that combine Grab’s strong engineering capabilities with local perspectives from our driver- and merchant partners and consumers who live in the same geographical location as our technology team. Our technology team not only designs, builds and optimizes our offerings for a broad spectrum of driver- and merchant-partners and consumers, but also keeps our technology platform running efficiently. They conduct hundreds of controlled experiments each month using our proprietary experimentation engine, “ExP,” to drive regular improvements to both product experience and marketplace efficiency. This combination of technical know-how and local perspectives allows us to deliver personalized and hyper-localized solutions for our customers.
Our technology priorities continue to be:
•Reliability and resilience. We aim to provide a platform enabling a wide range of offerings to be provided to millions of people across Southeast Asia every day, and we take this responsibility seriously. If our systems fail to function correctly, we know that this directly impacts livelihoods. We strive to build technological capabilities and infrastructure that monitor our systems, detect software, hardware, or dependency problems quickly and offer a solution to mitigate disruptions. Due to such efforts, the reliability of our technology has generally improved, despite our business’ growing scale and number of offerings.
•Security. We aim to provide a secure platform for our wide range of offerings. We strive to incorporate security practices into our product development lifecycle, and to regularly review and update them according to what we believe to be industry best practices, as well as to regularly update our infrastructure for protection against the latest security vulnerabilities. GrabDefence is our proprietary anti-fraud detection and prevention system that learns from the millions of transactions we process daily to help us stay ahead of fraudulent activity.
•Trust & safety. We build technology solutions with the aim of creating and maintaining a safe and trusted experience on our platform, including facial recognition for the driver-partners and consumers using our platform where necessary (barring local regulatory or operating restrictions), trip monitoring to detect possible safety incidents, telematics to improve driving quality, digital know-your-customer checks for our driver- and merchant-partners as required by local regulations and ongoing fraud detection and prevention. Our constant investment in this area has enabled us to progressively improve and maintain low safety and fraud incident rates on our platform.

•Marketplace optimization. Our technology systems make a vast number of decisions in real-time to try to optimize demand and supply across a multi-sided marketplace consisting of the driver- and merchant-partners and the consumers using our platform. With machine learning, we are able to make demand forecasts in real time for certain mobility and deliveries offerings, which help us to make better marketplace optimization decisions. Our marketplace design focuses on assisting our driver- and merchant-partners to maximize productivity while helping to ensure that the consumers are able to obtain on-demand rides from driver-partners and receive scheduled deliveries from our merchant-partners. In order to achieve this, our pricing, allocation and batching engines are designed to draw from a combination of artificial intelligence and machine learning to observe historical trends, match them with real-time environmental data and usage patterns and make intelligent decisions. For example, every order request factors in a large number of different attributes including the driver-partner profile, consumer ride history, location, time of day and more to help us make the best match possible. In addition, we forecast areas that we expect will see a spike in demand and make the data available to driver- and merchant-partners to improve the overall efficiency of our marketplace.
•Artificial intelligence. The volume and frequency of data that we process through our platform each and every day provides valuable insights on consumption patterns and consumer behavior in Southeast Asia. We bring this data together with deep artificial intelligence and machine learning capabilities to deliver intelligent, personalized experiences and help solve problems in the region such as fraud. For example, our technology enables us to provide a predictive ride recommendation, so that a ride can be booked with one tap. We use computer vision to detect, identify and flag unclear images submitted by our merchant-partners. We also use machine learning, paired with GPS data from our driver-partners, to detect potentially unmapped roads.
We have invested in building key technology infrastructure in-house in order to better serve the needs of our partners, our employees and the consumers. We believe that these proprietary technologies not only provide us with a competitive advantage, but have also enabled us to become less dependent on external technology providers in certain cases. For example:
•Our platform has served over 16 billion driver-partner trips and aggregated over 89 billion kilometers of GPS trace data. More importantly, many streets in the cities we operate in are actually alleys or shortcuts that are not mapped by mapping service providers. However, our two-wheel driver-partners are able to utilize these alleys and shortcuts in many situations. We integrate data from trips through these alleys and shortcuts into our maps, using the real-time mapping data we collect from our driver-partners. With our data and the investments we have made into AI and other technologies, we have developed proprietary mapping, routing, journey time prediction and point of interest (“POI”) capabilities. This has not only helped reduce our reliance on external mapping service providers, but has also enabled us to improve user experience with more accurate travel time prediction and better routing.
•We have developed a proprietary technology stack to power GrabAds, our in-house advertising platform. This stack includes advertisement serving, personalization and reporting capabilities that leverage Grab’s unique assets, such as geo-location, loyalty rewards and GrabPay. The combination of these tools is aimed at enabling us to deliver a competitive return on advertising spend for our advertising clients and merchant-partners while ensuring we continue to provide relevant, engaging content for consumers using our superapp.
•GrabLink, our in-house PCI-compliant secure payment gateway licensed under the Payments Services Act of Singapore, provides the ability for us to process card payments without third-party payment service providers. Today, GrabLink is directly connected to 12 acquirers in eight countries and processes more than a million payment transactions daily, saving us millions of dollars in payment processing costs every year.

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
Competition
We have a technology platform providing a broad range of everyday local offerings in a seamless superapp offered at a regional scale, localized for each country where we operate. The segments and markets in which we operate are intensely competitive and characterized by shifting user preferences, fragmentation and frequent introductions of new offerings. We face competition in each of our segments and markets from single market and regional competitors and single segment and multiple segment players. We compete to attract, engage and retain consumers, driver-partners and merchant-partners and enable access to consumers based primarily on the following criteria:
•Consumers. We compete to enable driver- and merchant-partners to attract, engage and retain consumers based on, among other things, convenience, reliability and value of offerings on our platform. We believe we are positioned favorably based on safety, value and breadth, depth and quality of offerings on our platform. The integration of offerings on our superapp platform provides consumers with one-stop access to everyday needs, differentiating us from many of our competitors.

•Driver-Partners. We compete based on, among others, our ability to provide flexible income opportunities, attractive earning potential and the quality of our driver-partner community and work experience. We believe that we are positioned favorably, driven by the scale and breadth of our support for driver-partners, including technology-driven tools and services that enable them to increase their productivity and earnings. We also focus on supporting our driver-partners by providing them training and education initiatives that may be helpful with their career objectives.
•Merchant-Partners. We compete based on, among others, our ability to generate consumer demand and the quality and value of our demand fulfillment and support services. We believe we are positioned favorably based on the scale of the consumer base on our platform and demand fulfillment capabilities as well as our broad array of merchant tools and services that enable merchant-partners to launch and scale their businesses.
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
•Refine our on-demand delivery algorithm and mapping capabilities to further optimize routing and reduce delivery times.
•Focus investment on AI to better predict our users’ needs so as to enable more relevant, personalized and engaging experiences, while also improving workforce efficiency, as well as the efficiency of our driver- and merchant-partners.
•Leverage automation to increase the efficiency of operational processes such as the processing of support enquiries.
Drive Efficiencies and Monetization Opportunities across our Partner Network
The scale of our driver- and merchant-partner base and consumers using our platform creates significant opportunities for us to drive further growth and efficiency. For example, we plan to continue to:
•Increase engagement as well as addressable advertising opportunities by increasing the breadth and deepening the personalization of our diversified offerings.
•Optimize our driver-partner network and maximize efficiencies as we enable more driver-partners to service multiple verticals to satisfy demand.
•Offer more tools to assist our merchant-partners to innovate and increase their revenue and productivity.
•Cross-sell financial services such as loan and insurance products to our driver- and merchant-partners.
Expand our Range of Products and Offerings with Focus on High Growth Areas
We are focused on expanding product offerings on our platform in the areas which we believe have the highest growth potential and which have the strongest synergies with the rest of our ecosystem. This includes:
•Package and groceries delivery: These businesses are still relatively nascent and have much room for growth in tandem with the growth in e-commerce and the pandemic-induced shift to online grocery shopping. We plan to continue to explore and innovate new delivery models to offer the most affordable and convenient services to our consumers.

•Financial services: We intend to continue leveraging our user base and scale in digital e-wallets and the wealth of transactional e-commerce data from within our ecosystem to innovate and offer new financial services products to consumers and small and medium-sized businesses. GXS Bank in Singapore and GXBank in Malaysia, along with our 30.84% equity interest in PT Super Bank Indonesia, will allow us to further empower more people to gain control of their finances and achieve better economic outcomes. Through the digital banking apps of GXS Bank and GXBank, respectively, we provide deposit and lending services in Singapore and deposit services in Malaysia.
•Advertising services: We see significant potential in targeted advertising for merchant-partners so they may better realize opportunities from our extensive ecosystem and its unique features to increase their sales.
•Subscription program: GrabUnlimited, our subscription program which is now available in Malaysia, Indonesia, Philippines, Singapore, Thailand and Vietnam, enables us to deepen user engagement and drive retention, transaction frequency and volume on our platform.
Furthermore, we see room for growth outside tier 1 cities that remain underpenetrated today. We will look to expand and localize our product offerings to address the needs of consumers in those cities.
Pursue Targeted Investments, Acquisitions, and Strategic Partnerships
To complement our organic growth strategy, we expect to continue to selectively pursue investments and acquisitions that we believe will enhance user experience, as well as solidify and extend our market position. We have also successfully pursued a strategy of making strategic alliances with suitable partners such as Emtek in Indonesia, and we expect to continue to do so in the future. We intend to focus on investments, acquisitions and alliances that we believe will attract new consumers to our platform and broaden our offerings.
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
As of December 31, 2024, we had 1,074 registered trademarks and 421 pending trademark applications across the various markets in which we operate, and we had registered 752 domain names.
As of December 31, 2024, we had 196 granted patents, 785 pending patent applications and 85 filed and/or registered designs throughout our markets of operation and research and development locations. Many of the patents and pending patent applications relate to our core technology such as customer matching, booking intelligence, location intelligence, map building and operations, platform optimization, safety and tracking services. Our software is also protected by copyright and trade secrets/confidential information laws. However, we cannot guarantee that any of our patent applications will result in the issuance of a patent or whether such patent applications will issue with the same or similar claim scope as currently present. For example, we may narrow the claim scope of a patent application during the examination process. In addition, patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to detect third party infringement or our intellectual property or prevent third parties from infringing them.
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
Insurance
We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes local property insurance in various countries, which also covers damages to our regional offices, business interruptions and public liabilities, errors and omissions, commercial motor insurance covering our vehicle fleets, employee insurance covering varying combinations of outpatient and inpatient medical in their home country and also whilst on business travel, term life, work injury and personal accidents, intellectual property infringement liability insurance, special risk insurance covering geopolitical crisis risks, and directors’ and officers’ liability insurance, among other coverage. In addition to this special risk insurance, we have also procured cybersecurity liability insurance covering primarily data and system recovery, cyber extortion, privacy and network security, media, professional indemnity liability and business interruption arising therefrom. We also have general commercial third-party liability insurance for GrabFood, personal accident insurance and prolonged medical leave insurance coverage for our driver-partners in Singapore, as well as rider’s liability insurance in certain countries, including Singapore. We cannot guarantee, however, that we will not incur any losses or be the subject of any claims that exceed the scope of the relevant insurance coverage. We reassess our insurance structure at each renewal, taking into account both insurance market conditions and the expansion and development of our business.
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
Indonesia
Regulations on Foreign Investment and Foreign Ownership Restrictions
Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, issued on April 26, 2007 (“Law No. 25/2007”), as amended by Law No. 6 of 2023 on Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation (the “Omnibus Law,” and together with Law No. 25/2007, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those which are expressly closed to or restricted from foreign investment, or those business sectors or business lines that can only be carried out by the central government, co-operatives or micro, small and medium enterprises. The Investment Law also stipulates that foreign direct investment in Indonesia must be in the form of a limited liability company, established by virtue of the laws of and domiciled in the Republic of Indonesia.
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
The Amended MOT Reg. 118/2018 provides that the minimum and maximum tariffs per kilometer are to be determined by the MOT or governor, depending on the operational area.
Directorate General of Land Transportation Regulation No. SK.3244/AJ.801/DJPD/2017 regarding Upper Limit Tariff and Lower Limit Tariff for Special Rental Transportation, dated June 30, 2017 (“DGLT Reg. 3244/2017”), sets forth the minimum and maximum tariffs as follows:

Region	Minimum Tariff			Maximum Tariff
Sumatra, Java, Bali	IDR	3,500	/km	IDR	6,000	/km
Kalimantan, Nusa Tenggara, Sulawesi, Maluku, Papua	IDR	3,700	/km	IDR	6,500	/km
The tariffs set forth above may be evaluated periodically, at least every six months.
DGLT Reg. 3244/2017 requires special rental transportation providers to determine the applicable tariffs for their services. They may be required to report the same to the governor or the head of the Transportation Management Agency of each region where the provider is domiciled or conducts its business activities. Failure to comply with the above tariff requirements could subject the offender to administrative sanctions including, but not limited to, written warnings and administrative fines. The written warnings will likely subject the offending special rental transportation service company to reputational risks since, although the warnings will be directly given to the company, there is no guarantee that the regulator will not disclose the existence of sanctions to stakeholders or the public. Failure to comply with order in written warnings within 60 days will also subject the company to administrative fines in the range of IDR 1,000,000 to IDR 5,000,000 (approximately $62 to $309).
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
A special rental transportation services company must be in the form of a legal entity (i.e., state-owned enterprise, regional-owned enterprise, limited liability company or cooperative). Special rental transportation business activities can also be carried out by micro and small enterprises, subject to applicable laws and regulations including Law No. 20/2008, as amended by Omnibus Law. On the other hand, a technology-based application company is required to enter into cooperation with such special rental transportation companies, to enable those special rental transportation companies in providing the relevant door-to-door special transportation service to passengers via online application.

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
In 2019, the MOT also issued MOT Decree 348/2019, which requires Platform Companies to impose a service fee based on the formula and service fee calculation guidance provided by the MOT, and drivers to charge passengers the tariff as set out in the platform. The MOT Degree 348/2019 provides that the maximum commission that Platform Companies may take from the total tariffs is 20%, and requires Platform Companies to take steps to ensure drivers and passengers are aware of the tariffs. The decree also prescribes the floor, ceiling and minimum tariffs, taking into account the zones where motorcycle drivers operate, motorcycle insurance, fuel and maintenance cost. On September 7, 2022, the MOT issued MOT Decree 667/2022, which came into effect on September 10, 2022 and revoked MOT Decree 348/2019. Among other things, MOT Decree 667/2022 reduced the maximum commission that Platform Companies may take from the total tariffs from 20% to 15%. MOT Decree 667/2022 was later amended by MOT Decree 1001/2022, which came into effect on November 22, 2022 and allows Platform Companies to charge driver-partners a supporting fee that is equal to at most 5% of the total tariff, in addition to the commission, which is at most 15% of the total tariff. According to MOT Decree 1001/2022, the supporting fee should be reinvested into the welfare of the driver-partners with specific components, including (i) extra safety insurance in addition to the required national health, (ii) social and employment security program, (iii) information center support for driver-partners’ complaints, and (iv) operational cost assistance for phone credits, gears and so on. If a Platform Company decides to charge supporting fees to its driver-partners, the Platform Company is required to submit periodic reports about the use of supporting fees so collected to the Director-General of Land Transport for evaluation. A Platform Company that does not use the supporting fees for permitted purposes may be subject to sanctions. We have complied with the requirements under MOT Decree 667/2022 (as amended by MOT Decree 1001/2022), including the periodic report requirements.
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
Information Technology-based Joint Funding Services (“P2P Lending”)
P2P Lending, a business carried out by one of our Indonesian subsidiaries, is regulated under OJK Regulation No. 40 of 2024 regarding Information Technology-based Joint Funding Services, dated December 24, 2024 ("OJK Reg. 40/2024"), which superseded the OJK Regulation No. 10/POJK.05/2022 TAHUN 2022 (“OJK Reg. 10/2022”). Foreign ownership in a P2P Lending company is limited and will be further stipulated under government regulations, which had not been issued as of the date of this annual report. Therefore, the OJK Reg 40/2024 does not amend the foreign ownership restriction threshold, ie, 85% directly or indirectly foreign ownership, subject to certain exceptions, which was previously governed under OJK Reg. 10/2022. Article 58 of OJK Reg. 40/2024 also requires that any change to the controlling shareholder of a P2P Lending company and the controlling shareholder of the P2P Lending company's controlling shareholder shall obtain OJK’s prior approval.
Other than the change of controlling shareholder mentioned above, P2P Lending company (but not its shareholders) shall notify the OJK of its corporate actions no later than 20 working days upon such changes. OJK Reg. 40/2024 also stipulates a three-year lock-up period from the date of issuance of a P2P Lending company’s business license, during which the P2P Lending company is prohibited from changing its controlling shareholder, except for restructuring purposes as mandated by the OJK.
Under OJK Reg. 40/2024, a P2P Lending company may apply to the OJK for a license. The OJK requires a P2P Lending company to obtain an Electronic System Provider Certificate (Tanda Daftar Penyelenggara Sistem Elektronik or “TDPSE”) from the Minister of Communication and Digital Affairs, in addition to the license issued by the OJK, and restricts providers from conducting any funding activity before obtaining a TDPSE. Failure to obtain a TDPSE or conducting funding activity before obtaining a TDPSE may result in the revocation of the existing license. A P2P Lending company must ensure its issued capital is fully paid in cash and placed in a term deposit opened in the name of the P2P Lending company in a conventional Indonesian commercial bank. Further, a P2P Lending company must ensure that any investment made by its shareholders does not originate from (and done for the purposes of) any financial crime (e.g., money laundering or terrorism funding) and is not sourced through loans.
Under Article 7 of OJK Reg. 40/2024, a P2P Lending company must have an issued capital with a minimum of IDR 25 billion (approximately around $1,500,000) since its establishment.
Article 130(1) of OJK Reg. 40/2024 defines the business activity conducted by a P2P Lending company as comprising three activities, i.e., the provision, management, and operation of information technology-based joint funding services, conducted on the basis of either conventional or sharia financing principles. Article 136(1) of OJK Reg. 40/2024 states that the provision of such services is further classified into two types of funding, i.e., (i) productive funding, and (ii) consumptive funding. The maximum funding limit is at IDR 2 billion (approximately $124,000), but may be maxed at IDR5 billion (approximately $309,000) for productive lending if the bad funding quality rate does not fall below 5% for 6 consecutive months and not in a business limitation or suspension as imposed by OJK. Article 137(5) and (6) of OJK Reg. 40/2024 further provide that the funding that can be provided by a single lender and/or its affiliates is capped at no more than 25% of the total funding provided through a particular P2P Lending company as of the end of each month starting. This funding limit and the restrictions on lenders and their affiliates do not apply to OJK-licensed/supervised financial institutions, which are subject to a fixed lending limit of 75% of the total funding position at the end of each month. Failure to comply with any provision under OJK Reg. 40/2024 could subject the offending party to administrative sanctions in the form of written warnings partial or total suspension of business activities; limitations on business activities; decrease in risk assessment ratings; revocation of approval; prohibition from becoming a PSP, director, commissioner, and/or sharia supervisory board; and/or administrative fines.

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
The criminal sanction imposed will depend on the type of violation, and penalties include imprisonment terms ranging from four to six years and/or monetary penalty ranging from IDR 4 billion to IDR 6 billion (approximately $247,000 to $371,000). For corporate criminal sanction, imprisonment terms may apply to the involved personnel who acted as the organization’s management or decision-makers and/or persons who benefited from the violation. In addition, organizations can be imposed with fines of up to ten times of the criminal fines that an individual might be subject to.

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
Pursuant to the Amended Competition Law, and as further elaborated by Government Regulation No. 44 of 2021 regarding Implementation of Prohibition of Monopolistic Practices and Unfair Competition (“GR No. 44/2021”), dated February 2, 2021, non-compliance with the Amended Competition Law could subject the offending party to administrative sanctions imposed by the KPPU. These administrative sanctions include annulment of the relevant agreement, order of cessation of the prohibited action, unwinding of the relevant transaction, payment of compensation, and administrative fine. The administrative fine is subject to the minimum of IDR 1 billion (approximately $100,000) and the maximum of (i) 50% of the net profit received by the perpetrator in the relevant market during the period in which the non-compliance persists, (ii) 10% of the total sales in the relevant market during the period in which the non-compliance persists or (iii) IDR 25 billion (approximately $1.5 million), which applies only for failure to report a notifiable transaction to the KPPU in a timely manner. Under Article 15 of GR No. 44/2021, several factors can mitigate the administrative sanctions imposed by the KPPU if a violation is found, including having a proper competition compliance program. KPPU has introduced a competition compliance program certification to enable companies to benefit from the mitigation factor provided under GR No. 44/2021. PT Grab Teknologi Indonesia has obtained the competition compliance program certification from the KPPU that is valid for five years until December 2028.

In addition to having the authority to enforce the Competition Law, KPPU also has the authority to enforce Law No. 20/2008. Under Law No. 20/2008, KPPU focuses on supervising the fairness and balance of partnerships between medium and large enterprises and micro and small enterprises. Medium and large enterprises are prohibited from imposing control over the micro and small enterprises or abusing their bargaining position to unfairly profit from the partnership to the detriment of the micro and small enterprises. KPPU may order the large or medium enterprises to amend the partnership agreements or arrangements and provide up to three warning periods for such amendments to be carried out. KPPU may impose sanctions ranging from IDR10 billion (approximately $618,000) for large enterprises or IDR5 billion (approximately $309,000) for medium enterprises if violation is found as well as a recommendation for revocation of business license if the situation is not remedied during the warning periods.
Regulations on the Distribution of Insurance Products
Marketing channels for insurance products are generally regulated under OJK Regulation No. 8 of 2024 regarding Insurance Products and Marketing of Insurance Products, dated April 25, 2024 (“OJK Reg. 8/2024”). OJK Reg. 8/2024 is an implementing regulation for Law No. 40 of 2014 regarding Insurance, dated October 17, 2014. OJK Reg. 8/2024 regulates that insurance companies can market their insurance products only through: (i) direct marketing; (ii) duly registered and certified insurance agents (self-employed or employees of a business entity, acting on behalf of the insurance company and qualified to represent such insurance company in marketing insurance products) and companies that employ insurance agents; (iii) bancassurance (cooperation between an insurance company and a bank for the purpose of marketing insurance products through the bank); (iv) a non-bank business entity; and/or (v) a special marketing agent for micro insurance products.

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

The penalties for non-compliance with the conditions of the licenses granted under the PPPTIA include revocation or suspension of the licenses and/or the imposition of financial penalties up to the amount of 10% of the licensee’s annual turnover or SGD 100,000 (approximately $74,000) per instance of non-compliance.
The penalties for non-compliance with the pricing policies put in place by the Public Transport Council include the imposition of fines of up to the amount of SGD 100,000 (approximately $74,000) and/or imprisonment for a term of up to six months.
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
Regulations on Safety and Health of Our Employees and Contractors
The Workplace Safety and Health Act 2006 (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer, platform operator and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, its platform workers, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.
The general penalties for non-compliance with the WSHA include the imposition of fines of up to SGD 500,000 (approximately $368,000) in the case of a body corporate. Further or other penalties may apply in the case of repeat offenses or specific offenses under the WSHA or its subsidiary legislation.

Regulations on Platform Workers

The Platform Workers Act 2024 (“PWA”) provides for the rights and obligations of platform operators and platform workers in Singapore (being ourselves and our driver-partners, respectively).

Among other things, the PWA:

•requires platform operators and platform workers to make prescribed contributions to the platform worker’s statutory social security savings account, if applicable. The penalties for non-compliance with the provisions on prescribed contributions include the imposition of fines up to SGD10,000 (approximately $7,000) and/or imprisonment for a term of up to seven years.

•provides for the establishment of a representation framework for platform workers via “platform worker associations” which may potentially represent platform workers in negotiating with the platform operator on terms of work and benefits and the prevention and settlement of industrial disputes.

•sets out certain obligations on our part in respect of platform workers (such as record keeping and obligations to provide earnings slips).

•provides that platform operators must provide work injury compensation and work injury compensation insurance in respect of each platform worker.
Regulations on Financial Services
Payment Services
MAS regulates the provision of payment services in Singapore under the Payment Services Act 2019, which came into force on January 28, 2020 (the “PS Act”) and was amended by the Payment Services (Amendment) Act 2021. Unless excluded or exempt, an entity must obtain the relevant license to provide regulated payment services under the PS Act, which include account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service.
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
Non-compliance with the above could, depending on the specific requirement or offense, result in regulatory actions by the MAS, including revocation or suspension of license.
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
The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the Singapore PDPA, including the DNC requirements. Organizations who contravene provisions of the Singapore PDPA may be liable for a financial penalty of up to SGD 1 million (approximately $736,000), or 10% of the organization’s annual local turnover, whichever is higher, and/or imprisonment.
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
Regulations on E-commerce
In Thailand, with effect from June 4, 2024, business operators who are exempting partnerships, limited partnerships, limited companies, and public limited companies conducting the sale and purchase of goods or services by electronic means via the Internet, including our mobility and deliveries offerings, are no longer subject to the Commercial Registration Act, B.E. 2499 (1956), as amended.

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
Notwithstanding the legislative framework of Direct Marketing Act as described above, the competent authority interpreted the legislation to only regulate the offer and sale of tangible goods and products through online channels, and thus we are not in the position to obtain a Direct Market Certificate for the Grab platform. However, we received a Direct Marketing Certificate for GrabGift, our offering of e-vouchers, in March 2022. The competent authority has recently changed its interpretation to permit the registration of intangible services, such as the Grab platform. We have fully submitted the relevant application and anticipate receiving a Direct Marketing Certificate for the Grab platform by 2025.
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
We, as an existing applicable digital platform service provider, have notified the ETDA on October 31, 2023, under the categories of online marketplace for goods, online marketplace for services, and advertising service. We have received certifications of notification for all those categories.
Regulations on Ride-hailing (GrabCar and JustGrab)
The Vehicle Act, B.E. 2522 (1979), as amended (the “Thai Vehicle Act”), regulates the registration and use of vehicles in Thailand, and therefore applies to our mobility offerings such as GrabCar and JustGrab. The Thai Vehicle Act prescribes certain requirements concerning vehicles, such as with respect to registration, signage, annual taxation and vehicle use. The Thai Vehicle Act prohibits use of any vehicle other than in line with its purpose of use as registered with the Department of Land Transport. Such purposes of use include as a private vehicle, public vehicle or specific purpose specified by sub-regulation. On June 23, 2021, the primary regulation governing ride-hailing under the Thai Vehicle Act became effective, and it was later supplemented by subordinate regulations issued on various dates in 2021, 2022 and 2023. These regulations impose requirements on various aspects of ride-hailing, including (i) certification or registration of ride-hailing operators and drivers (with respect to their vehicles), (ii) pricing, (iii) on-boarding process of driver-partners, (iv) required decals to be placed on a ride-hailing vehicle, (v) a determination of engine power of ride-hailing vehicles, and (vi) conditions on taxis to use JustGrab, which determines upfront fare. With respect to (i), a ride-hailing operator or application is required to be certified by the Department of the Land Transport before commencement of its ride-hailing business, and, among other things, a certified ride-hailing operator shall only onboard drivers who fully comply with the aforesaid regulations, including having registered their vehicles and obtained public driving licenses. We obtained a ride-hailing operator certification in relation to our four-wheel and two-wheel vehicles on September 16, 2022.

Failure by a ride-hailing operator or application to comply with the regulations may result in revocation of its ride-hailing operator/application certification.
Regulations on Payment Services
Under Thai law, domestic money transfer and payment services are regulated under the Payment Systems Act B.E. 2560 (2017) (the “PSA”) and its sub-regulations. Under the PSA, regulated payment services include the provision of: credit card, debit card, or ATM card services; electronic money services; receiving electronic payment for and on behalf of sellers, service providers or creditors; the service of transferring funds by electronic means; and other payment services that may affect the financial system or the public interest (as to be further announced by the Thai Ministry of Finance (the “MOF”)). Business operators intending to provide services that fall under the definition of such activities, including GrabPay Wallet and processing credit/debit card payment for Dine Out service, must obtain the relevant license from the MOF via the BOT prior to commencing the business. Operating a regulated payment service business without the required license or registration could result in penalties under the PSA (imprisonment for the term of two to 10 years or a fine of THB 200,000 to THB 1 million (approximately $6,000 to $29,000), or both).
In case of violations or failure to comply with the BOT regulations, business operators including their responsible persons may be subject to an administrative fine not exceeding THB 2 million (approximately $59,000). Whereas in the case of failing to operate a business or ceasing to operate a business accordingly, the MOF may revoke the license.
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
The Notification of the Bank of Thailand No. SorGorChor. 7/2566 regarding Responsible Lending (“RL Notification”) was published in the Government Gazette on December 27, 2023, and became effective on January 1, 2024. The RL Notification applies to supervised personal loan and nano-finance business operators, establishing eight principles that service providers must comply with throughout the loan debt cycle. These principles cover: (i) development of loan products, (ii) advertising, (iii) sales practices, (iv) affordability, (v) promotion of financial discipline and financial management during the debt period, (vi) assistance to debtors with persistent debt, (vii) assistance to debtors who is facing the debt repayment difficulties and (viii) legal action and transfer of debtors to other creditors.
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
As above-mentioned in Regulations on Nano-financing, the RL Notification also applies to supervised personal loan operator.

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
The Thai Trade Competition Act generally regulates all restrictive trade practices in all areas of business that create or might create a monopoly or reduce competition, or be an unfair practice, and also prohibits business operators from abusing their dominant position. Failure to comply with the Thai Trade Competition Act may result in either or both of a criminal penalty or administrative penalty depending on the severity of the offense as prescribed in the Thai Trade Competition Act. Criminal penalties may be up to 10% of the revenue in the year of offense or imprisonment for a term up to two years, or both. The director, manager or any person responsible for the company’s operation would also be subject to similar fines. Administrative penalties may be up to (i) THB 6 million (approximately $176,000) and a daily fine penalty of THB 300,000 (approximately $9,000) for persistent offense, or (ii) 10% of revenue in the year of offense, depending on the type of the offense.
The Trade Competition Commission Thailand (the “TCCT”), an independent body in charge of the supervision and enforcement of the Thai Trade Competition Act, has also published a sector-specific guideline on unfair trade practices for online food delivery businesses. The guideline regulates activities between food delivery platform operators and restaurants. The guideline contains a sweeping provision on free and fair treatment, referencing the principles of non-coercion, non-discrimination and non-restriction. A large section of the guideline is dedicated to laying out practices of food delivery platforms that may cause damage to restaurants, addressing trade terms that may exist in agreements between platforms and restaurants, for example, the increase of commission fees, or variation of commission fees, without justification, and exclusivity restrictions, among others. We are closely monitoring any new developments in TCCT's legislation in this respect to safeguard compliance. In the event of a failure to comply with the guideline, in addition to any applicable penalty under the Thai Trade Competition Act, the company will have to specifically correct its business practices (from the past and going forward) to comply with the TCCT’s relevant decision. In addition, the relevant stakeholders (restaurants/competitors) may rely on the TCCT’s decision as a basis to file civil lawsuits against the company for damages incurred.
Regulations on the Price of Goods and Services
The Notification of the Central Committee on the Prices of Goods and Services No. 9, B.E. 2567 (2024) Re: Prescribing Controlled Goods and Services, which became effective on July 1, 2024, specifies that online delivery services such as GrabExpress, GrabFood and GrabMart are controlled services. However, a regulation regarding the price of online delivery services has not yet been issued by the relevant authority. Therefore, food and package delivery services may be subject to price controls once the regulations on controlling prices are issued. Failure to comply with the regulation regarding the price of online delivery service could expose the offender and its responsible director to a fine of up to THB 100,000 (approximately $3,000), or imprisonment of up to five years, or both.
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
In case of a breach of the Thailand PDPA, the Personal Data Protection Committee may impose an administrative fine of up to THB 5 million (approximately $147,000) and for criminal penalty, imprisonment for a term not exceeding one year and/or a fine of up to THB 1 million (approximately $29,000).

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
Malaysia
Regulations on Ride-hailing
The Land Public Transport Act 2010 (“LPTA”), the Commercial Vehicles Licensing Board Act 1987 (“CVLBA”), and the Road Transport Act 1987, each as amended, are the main pieces of legislation governing the provision of ride-hailing services such as GrabCar and GrabTaxi in Malaysia. The LPTA only applies to Peninsular Malaysia while the CVLBA applies to the East Malaysian States of Sabah, Sarawak and the Federal Territory of Labuan.
An operator of a ride-hailing booking service is required to have an intermediation business license which would allow it to carry on the business of facilitating arrangements, bookings or transactions of a ride-hailing service. An intermediation business licensee, such as us, is (i) required to apply for a permit for each ride-hailing vehicle; (ii) required to ensure that a valid PUSPAKOM (i.e., ‘Pusat Pemeriksaan Kenderaan Komputer’ or Computerized Vehicle Inspection Center) inspection certificate is visibly displayed in each ride-hailing vehicle; and (iii) subject to various other business limitations and requirements, including limitations on surcharge rates and driver-partner commissions and requirements such as ensuring that each driver-partner, ride-hailing vehicle and passenger is covered by ride-hailing insurance. In the event an operator does not acquire the intermediation business license, this will be deemed as an offense and upon conviction, the offender is liable to a fine of up to MYR 500,000 (approximately $112,000) and/or imprisonment for a term up to three years. In addition to the listed offense, the license may be revoked by the authority due to non-compliance. Separately, a driver-partner of ride-hailing vehicles is required to hold a public service vehicles (“PSV”) license.
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

Approved issuers of e-money, such as us, are subject to various operational and ongoing compliance requirements including those set out in the “Electronic Money (E-Money)” Policy Documents issued by BNM on January 31, 2025 (“E-Money Policy Document”). These requirements relate to governance, operational and risk management requirements, information technology requirements and regulatory processes. In particular, BNM has issued the Policy Document on Risk Management in Technology on June 1, 2023 and supplementary guidelines, which set out requirements in relation to cybersecurity and management of technology risk applicable to financial institutions including e-money issuers. An issuer of e-money is required to ensure that adequate security and operational safeguards are in place to mitigate any risks associated with the use of e-money within the specified wallet limit which must commensurate with the purpose and size of customer transactions, and non-bank e-money issuer shall deposit funds collected in exchange for the e-money issued in a trust account with a banking institution and ensure that funds in the trust account are at all times sufficient to cover the total outstanding e-money liabilities manner. In general, the funds deposited in the trust account can be used only for refunds to users, payments to merchants or payment to another e-money account or bank account arising from a credit transfer conducted by the customer. The E-Money Policy Document outlines requirements aimed at ensuring the safety and reliability of e-money and preserving customers’ and merchants’ confidence in using or accepting payments in e-money. Non-compliance with the above could result in penalties including loss of or restriction on the license, administrative financial penalties imposed by BNM, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines and, in the case of officers, imprisonment for a term up to ten years.
Regulations on Digital Banks
Our digital banking joint venture in Malaysia, namely GXBank, is a financial institution licensed by BNM under the Financial Services Act 2013 (“FSA”) to carry on digital banking business under the foundational phase for a period of up to five years. GXBank is required to comply with the applicable provisions under the FSA and the requirements or standards specified pursuant to the FSA. During the foundational phase, GXBank’s banking operations are subject to regulatory requirements as specified in the Licensing Framework for Digital Banks policy document issued by BNM. GXBank’s business, affairs and activities are subject to sound risk management and governance practices as well as prudential standards that are applicable to a licensed digital bank. Non-compliance with these requirements may result in enforcement action being taken by BNM against the licensed digital bank, including revocation of the digital bank’s license.
Regulations on BNPL Services
In respect of the provision of buy now pay later (“BNPL”) services, a task force, namely the Consumer Credit Oversight Board Task Force (“CCOB”), was set up in July 2021 to drive the enactment of an Act, namely the Consumer Credit Act, to regulate credit business and credit service business, which includes certain lending and BNPL services. The Consumer Credit Bill 2025 was tabled to Parliament for first reading on March 4, 2025. The CCOB’s immediate focus will be on non-bank credit providers and service providers that are currently not subject to direct regulation by any authority.

Additionally, BNM has issued a policy document titled “Personal Financing” on December 15, 2023 (“Personal Financing Policy Document”), which sets out certain guidelines in relation to the provision of personal financing products, such as BNPL services, by financial service providers (“FSP”). As an issuer of e-money, we are an FSP that is subject to the standards and guidelines set out in the Personal Financing Policy Document. An FSP who is seeking to offer personal financing products such as a BNPL arrangement to consumers is subject to certain standards such as: (i) the tenure of the personal financing product shall not exceed ten years; (ii) prior to granting BNPL to a financial consumer, an FSP shall assess the financial consumer’s ability to make full repayment of the BNPL without resulting in undue financial hardship, which means that the FSP must at least consider the financial consumer’s repayment history on existing credit facilities; (iii) for a financial consumer who does not have any credit repayment history, an FSP shall evaluate the financial consumer’s repayment history on other recurring payment obligations, such as utility or telecommunication bills; (iv) an FSP shall not offer a BNPL facility to financial consumers who have been declared bankrupt; and (v) an FSP shall ensure that merchants do not set BNPL as the default payment option for financial consumers. Non-compliance with these standards may result in enforcement actions by BNM. An exposure draft of the Personal Financing policy document with proposed new regulatory requirements and expectations was issued on December 13, 2024 by BNM.

Consumer Protection (Electronic Trade Transactions) Regulations 2024

The Consumer Protection (Electronic Trade Transactions) Regulations 2024 (“2024 Regulation”) is the latest regulation issued under the Consumer Protection Act 1999, replacing the Consumer Protection (Electronic Trade Transactions) Regulations 2012. Effective from December 25, 2024, the 2024 Regulation applies to online marketplace where goods and services are traded or advertised, imposing obligations on both online marketplace operators and online marketplace suppliers to protect consumers’ interests.

Under the 2024 Regulation, the online marketplace suppliers, such as merchants, must fulfil various obligations to enable consumers to make informed decisions. These include, without limitation, providing accurate and clear information about themselves, their products and services on the online marketplace; allowing consumers to rectify their orders; and bearing the cost of re-delivery for non-conforming goods. Online marketplace operators like Grab, on the other hand, must ensure, among other things, that required goods and services information is displayed on the marketplace, proper transaction records are maintained, and adequate grievance-handling procedures are in place. Any online marketplace operator or online marketplace suppliers who fail to comply with the 2024 Regulations commits an offense.
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
Regulations on Personal Data Protection
The Personal Data Protection Act 2010, as amended in 2024 (the “Malaysia PDPA”), sets out key data protection principles which data controllers must observe. These include (i) obtaining consent prior to processing an individual’s personal data; (ii) providing written notices to individuals in both English and Malay; (iii) only disclosing personal data for the purposes for which consent was obtained; (iv) processing personal data in a safe and secure manner; (v) keeping personal data not longer than is necessary; (vi) taking reasonable steps to ensure that personal data is accurate; and (vii) providing data subjects access to their personal data.
Under the Malaysia PDPA, “personal data” means any information in respect of commercial transactions, which (a) is processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose; (b) is recorded with the intention that it should wholly or partly be processed by means of such equipment; or (c) is recorded as part of a relevant filing system or with the intention that it should form part of a relevant filing system, that relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data controller, including any sensitive personal data and expression of opinion about the data subject. However, it does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010.

Further, the Malaysia PDPA provides that a data controller shall appoint one or more data protection officers who will be accountable to the data controller for the compliance with the Malaysia PDPA. The data controller shall notify the Personal Data Protection Commissioner (“Commissioner”) on the appointment of data protection officer. Where a data controller has reason to believe that a personal data breach has occurred, the data controller shall, as soon as practicable, notify the Commissioner. Where such personal data breach causes or is likely to cause any significant harm to the data subject, the data controller shall notify the personal data breach to the data subject without unnecessary delay.
In case of a breach of the Malaysia PDPA, effective from April 1, 2025, the Personal Data Protection Commission may impose a fine of up to MYR 1,000,000 (approximately $224,000) and/or an imprisonment for a term of up to three years.
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

Worker Classification
An “employee” means a person engaged under a contract of service while an “independent contractor” means a person engaged pursuant to a contract for services. There is no single legal test to determine whether a person is engaged as an employee or an independent contractor. The Employment (Amendment) Act 2022 (the “EA”) introduced a presumption as to who is an employee or an employer in the absence of a written contract of service relating to any category of employee within the ambit of the EA. The factors which would trigger the presumption include whether the manner of work or hours of work are subject to control, whether tools, materials or equipment to execute work is provided, whether the work constitutes an integral part of the business, whether the work is performed solely for the benefit of a person’s business, or whether payment is made in return for work done at regular intervals and such payment constitutes the majority of a person’s income. In determining the status of an employee or independent contractor, the Industrial Court of Malaysia will examine all facts and circumstances and the conduct of the parties, including but not limited to the aforesaid factors, whether there is a fixed compensation package or whether the individual undertook a business risk, exclusivity, whether any statutory contributions have been made, and the contractual terms of the engagement.
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
In LTFRB Memorandum Circular No. 2021-066 dated November 12, 2021, the LTFRB said that the Memorandum Circular issued on August 10, 2018 which suspended the acceptance of new applications for TNC accreditation is “lifted” to give new entrants “the opportunity to apply, thus, inviting healthy competition among TNCs.” Since such lifting, at least fourteen other companies have been accredited by the LTFRB as TNCs in the Philippines, including Angkas, Joyride, and Owto.

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
In May 2024, the TWG recommended to Congress the integration of motorcycle taxis as a safe and viable means of public transportation. The House of Representatives has approved House Bill No. 10424, or the proposed Motorcycle-for-Hire Act, which allows the operation of motorcycles for the transportation of passengers and goods, including parcels and mail. Its Senate counterpart, however, is pending before the Senate Committee on Public Services. Any violation or non-compliance with Land Transportation Traffic Code or any guidelines set by the LTO shall be a basis for imposition of administrative fines, impounding of the vehicle, and imprisonment. In December 2024, the LTFRB issued a show-cause order to MoveIt to explain why it should not be suspended or removed from the government’s ongoing motorcycle taxi pilot study for allegedly exceeding the allocated rider cap and failing to report the activation, deactivation, and reactivation of its riders.
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
Under DOTC Department Circular No. 2001-01 (“DC 2001-01”), which the DICT adopted, an “Express and/or Messengerial Delivery Service Firm” is defined as a firm that owns, operates, manages or controls in the Philippines, for hire or compensation, with general or limited clientele, whether permanent, occasional or accidental, and for general business purposes, any service for the personal delivery to other persons, of written messages and any mail matter, except telegram. The DICT has proposed revised rules in processing, hearing, and adjudicating applications for authority to operate PEMEDES and the investigation of complaints in connection with the operation of such services. DC 2001-01 provides that only Philippine citizens or entities at least 60% of whose capital stock is owned by Philippine citizens may apply to operate a PEMEDES. The holder of a PEMEDES license is prohibited from leasing, transferring, selling, or assigning its rights, unless it obtains the approval of the DICT Secretary. Every operator of PEMEDES must also secure from the DICT a Messenger’s Work License for every person it employs as a messenger. The Messenger’s Work License will be valid for two years and may be renewed for the same period after the messenger concerned is ascertained to have no derogatory record.
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

Regulations on Electronic Money Issuers and Payment Services Operators
The BSP, or the central monetary authority of the Philippines, regulates the issuance of electronic money and the operations of electronic money issuers ("EMIs") such as payments due to our GrabPay offering in the Philippines. BSP Circular No. 1166, series of 2023 (“EMI Circular”) defines E-money as referring to an electronically-stored monetary value that is: (i) maintained in a non-interest-bearing non-deposit transaction account; (ii) denominated in or pegged to Philippine Peso or other foreign currencies; (iii) pre-funded by customers to enable payment transactions; (iv) accepted as a means of payment by the issuer and by other persons or entities including merchants/sellers; (v) issued against receipt of funds of an amount equal to the monetary value issued; (vi) represented by a claim on its issuer; and (vii) withdrawable in cash or cash equivalent or transferable to other accounts/instruments that are withdrawable in cash. Prior BSP approval is required before operating as an EMI. Any violation of or non-compliance with the National Payments Act or any guidelines set by the BSP shall be a basis for imposition of administrative or civil fines of up to PHP 2 million (approximately $35,000), suspension of directors and officers, revocation of authority, and possible imprisonment for a term up to 10 years.
The BSP, in its Resolution No. 1400 dated December 5, 2024, approved the lifting of the three-year moratorium on the issuance of EMI licenses to non-banks effective December 16, 2024. The moratorium did not affect existing EMI license holders such as GrabPay.
Under the EMI Circular, EMIs are classified as “large scale” or “small scale,” depending on whether or not the 12-month average value of aggregated inflow and outflow transactions is equal to or greater than PHP 25 billion (approximately $451.3 million). The EMI Circular requires, among other things, “large scale EMIs” to have a minimum capitalization of PHP 200 million (approximately $3.5 million), and “small scale EMIs” to have a minimum capitalization of PHP100 million (approximately $1.7 million). The EMI Circular also requires EMIs to comply with BSP regulations related to electronic payment and financial services, including anti-money laundering and corporate governance measures. Furthermore, the EMI Circular imposes stricter disclosure, notification and reporting obligations on EMIs.
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
On December 22, 2021, the BSP issued BSP Circular No. 1133, series of 2021, which imposes ceilings on interest rates and other fees charged by lending companies, financing companies, including their online lending platforms. This policy intends to cover short term, small value, and high-cost consumer credit targeting primarily the low-income borrowers. Therefore, unsecured, general-purpose loans offered by lending companies, financing companies, and their online lending platforms, that do not exceed the amount of PHP 10,000 (approximately $200) and loan tenor of up to four months shall be subject to the prescribed ceilings on interest rates and other fees. Non-compliance with the ceilings imposed may result in the imposition of a fine of PHP 50,000 (approximately $900) for the first offense, PHP 100,000 (approximately $2,000) for the second offense, and PHP 1 million (approximately $17,000) for the third offense. For the third offense, potential penalties also include suspension of financing activities, and revocation of the certificate of authority to operate as a financing company.

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
Regulations on Operators of Payment Systems
Republic Act No. 11127 (the “National Payment Systems Act”) provides a comprehensive legal and regulatory framework for payment systems and governs services such as GrabPay and GrabLink. The law defines "payment systems" as the set of payment instructions, processes, procedures and participants that ensure the circulation of money or the movement of funds, and "operators" as persons who provide clearing or settlement services in a payment system or define, prescribe, design, control, or maintain the operational framework of the payment system. All operators of payment systems (“OPS”) must register with the BSP. BSP Circular No. 1049 issued on September 9, 2019 provides for the rules and regulations on the registration of OPS to implement the National Payment Systems Act. Any violation of or non-compliance with the National Payments Act or any guidelines set by the BSP shall be a basis for imposition of administrative or civil fines of up to PHP 2 million (approximately $35,000), suspension of directors and officers, revocation of authority, and/or imprisonment for a term up to 10 years.
On September 17, 2021, the BSP issued BSP Circular No. 1127, series of 2021, which provides for the governance policy for OPS as part of the implementation of the National Payment Systems Act. Under the said BSP Circular, all OPS are required to comply with a risk appetite statement which details the types of risks OPS are willing to accept and avoid in order to keep their business objectives. This should include statements that report measures on systemic, financial, and operation risks that could build up in the payment system in the course of their business. A risk governance framework that lays out the business strategy that will be adopted by a firm’s board of directors is also required. OPS are also required to have a board of directors composed of five to fifteen members, wherein one of them or at least 20% of the board should be independent directors.
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
The BSP issued the first Manual of Regulations for Payment Systems (“MORPS”) in 2023 which consolidated payment system regulations, including the services, processes, and responsibilities of the participants.

BSP Circular No. 1198, series of 2024, which took effect on August 8, 2024, provides that the Monetary Board, in its Resolution No. 806 dated July 11, 2024, approved the Regulatory Framework for Merchant Payment Acceptance Activities (“MPAA”) which aims to establish standards and best practices to safeguard customer funds and protect merchants’ rights in dealings with OPS engaged in MPAA. “MPAA” refers to the set of services provided to a merchant to receive payment for sale of goods and/or services, which include merchant acquisition, providing the means to accept various payment instruments and collect, secure, transmit and process payment information, and providing support services related to the payment. An OPS is considered engaged in MPAA in the Philippines if the OPS, merchant, or both are located in the Philippines.

•OPS that engage in MPAA or intends to engage in merchant acquisition must obtain a Merchant Acquisition License (MAL) from the BSP and comply with minimum capital requirements based on the entity’s average monthly value of collected funds transferred to merchants.
•OPS that engage in MPAA or intends to engage in MPAA other than merchant acquisition must also register with the BSP under existing regulations governing OPS.

An OPS engaged in or intending to engage in MPAA that has a concurrent banking or EMI-NBFI license is expected to adhere to the more stringent requirements between the guidelines under BSP Circular No. 1198 and the applicable provisions of the Manual of Regulations for Banks (“MORB”) and the Manual of Regulations for Non-Bank Financial Institutions (“MORNBFI”), as applicable, to satisfy the overall regulatory expectations of the BSP, including regulations on payments to merchants, pricing mechanism, and reportorial requirements. BSP Circular No. 1198 also provides for special rules related to settlement, operations, information technology, anti-money laundering, counter-terrorism financing, counter-proliferation financing of weapons of mass destruction, and end-user protection.
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
Regulations on Personal Data Protection
Republic Act No. 10173 (the “Data Privacy Act of 2012” or the “DPA”), its Implementing Rules and Regulations (“IRR)”, and the issuances of the National Privacy Commission (the “NPC”) govern the processing of all types of personal and sensitive personal information (collectively, “personal data”). The DPA applies to any natural or juridical person involved in the personal information processing such as personal information controllers and processors who, although not found or established in the Philippines, process the personal data of Philippine residents or citizens, use equipment that are located in the Philippines, or those who maintain an office, branch or agency in the Philippines, subject to certain exceptions. The DPA expressly requires that, before a personal information controller (the “PIC”) or processor (the “PIP”) can collate, process, and then use or share personal data, the PIC must have a lawful criterion or basis for processing, such as consent (which is defined as any freely given, specific, informed indication of will, whereby the data subject agrees to the collection and processing of his or her personal data) and contract fulfillment.

The DPA and its IRR require PICs and PIPs to have a data protection officer or compliance officer. A PIC or PIP must also register their data processing systems with the NPC if (i) its data processing system is operating in the Philippines; and, (ii) the processing meets any of the following conditions: (a) it employs at least 250 persons, (b) it employs less than 250 persons but the processing undertaken is likely to pose a risk to the rights and freedoms of the data subject or is not occasional, (c) it involves the processing of sensitive personal information of at least 1,000 individuals or (d) the processing involves automated decision making or profiling, pursuant to NPC Circular No. 2022-04. The data protection officer or compliance officer shall be accountable for ensuring compliance with applicable laws and regulations for the protection of data privacy and security.

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
The NPC may impose administrative fines for data privacy infractions committed by PICs and PIPs. Fines range from 0.5% to 3% of the annual gross income of such controllers or processors for grave violations, 0.25% to 2% of such income for major violations, and PHP 50,000 (approximately $1,000) to PHP 200,000 (approximately $3,500) for other violations. In addition, courts of law may impose a maximum penalty of up to PHP 5 million (approximately $86,400) and/or imprisonment for a term up to seven years for data privacy violations.
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
Regulations on Competition Law
The Philippine Competition Act (the “PCA”) is the primary competition policy of the Philippines. It came into effect on August 8, 2015, and was enacted to provide free and fair competition in trade, industry and all commercial economic activities. The PCA prohibits practices that restrict market competition through anti-competitive agreements or conduct and abuse of a dominant position, and requires parties to notify and obtain clearance for certain mergers and acquisitions. The PCA prescribes administrative fines of up to PHP 275 million (approximately $4.8 million) and criminal penalties of imprisonment for a term up to seven years for violations of its provisions.
The PCA also requires compulsory notification of mergers and acquisitions which meet certain thresholds. Starting on March 1, 2024, the new thresholds are PHP 7.8 billion (approximately $135 million) for the “size of party test” and PHP 3.2 billion (approximately $55 million) for the “size of transaction test.” These thresholds are subject to annual adjustment based on the growth of nominal Gross Domestic Product of the Philippines.
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
Vietnam
Foreign Investment Regulations
Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being Law on Investment No. 61/2020/QH14 (as amended in 2022 and 2024), and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO (the “WTO Commitments”). Foreign investment is divided into three general categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a local party in order to conduct the relevant business, restrictions on the scope of investment activities, the requirement to obtain certain government approvals for foreign ownership, operational license requirements for foreign invested enterprises (“FIEs”), or a combination thereof. For example, foreign ownership in companies providing passenger transport services is subject to a 49% ceiling, and foreign ownership in companies engaging in e-payment or debt trading businesses is not specifically provided for in either domestic legislation or the WTO Commitments and is therefore subject to government approval on a case-by-case basis.
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
Regulations on Core Business Activities
Mobility Segment
Registration or Notification of E-Commerce Websites and Mobile Applications
Under Decree No. 52/2013/ND-CP guiding e-commerce (as amended in 2018 and 2021) (“Decree 52”), and Circular 59/2015/TT-BCT as amended in 2018 and in 2022 (“Circular 59”), there are two forms of e-commerce operation in Vietnam: (i) e-commerce direct sale websites or mobile applications, and (ii) e-commerce service provision websites or mobile applications, such as e-commerce marketplace websites or mobile applications, online auction websites or mobile applications, and online promotional marketplace websites or mobile applications. The establishment and operation of e-commerce websites or mobile applications require regulatory approvals from the Ministry of Industry and Trade (the “MOIT”) of Vietnam. In particular, companies that own or operate e-commerce direct sale websites or mobile applications must notify the MOIT of the establishment of such e-commerce direct sale websites or mobile applications while companies that own or operate e-commerce service provision websites or mobile applications must register with the MOIT for their establishment. If there are any changes or supplements to the services provided via the registered or notified e-commerce website or mobile application, the operator of such website or mobile application must notify the MOIT of Vietnam within seven business days. Accordingly, our two-wheel mobility, GrabFood, GrabMart, GrabGifts, Rewards and Dine Out offerings are subject to Decree 52 and Circular 59.
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
Starting on January 1, 2022, foreign investment in e-commerce is subject to discretionary approval of competent licensing authorities (in contrast to “matter of course” approval). In particular, (i) a foreign investor can invest in e-commerce services by either setting up a new entity or acquiring shares/equity interest of an existing e-commerce entity; and (ii) in addition to consensus of the MOIT, an appraisal of the Ministry of Public Security (“MPS”) is also required for national security purpose if the foreign investor currently has “control” in at least one e-commerce entity holding a “top 5” position in the Vietnam e-commerce market as announced by the MOIT. However, the MOIT has not announced such top 5 list as of the date of this annual report.
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
Automobile Transport Services
Starting from April 1, 2020, any company who provides a software application supporting automobile transport connection, which includes our four-wheel offerings, shall be regulated by Decree No. 10/2020/ND-CP on automobile transport business and business conditions, as amended in 2022, which was replaced by Decree No. 158/2024/ND-CP on road transport activities (“Decree 158”), effective from January 1, 2025. Under Decree 158, if a software application company is directly involved in deciding the transport booking fares, the relevant company is required to obtain an automobile transport business license as issued by the provincial Department of Transport where its head office is located. Decree 158 further provides that in the case two or more transport service providers cooperate to operate a transport business, they must enter into a business cooperation agreement which specifies the responsibilities of the parties, including with respect to direct management of automobile vehicles and drivers for freight and passenger transport and booking fares.
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

Motorcycle Transport Service
Under the Law on Road 2024, which took effect on January 1, 2025, individuals are entitled to use motorcycles to provide freight and passenger transport services, such as our two-wheel mobility services, GrabFood, GrabMart, and GrabExpress, and must comply with regulations on road traffic order and safety. Furthermore, companies providing software services for motorcycle transport connections must comply with, among others, regulations on e-commerce and electronic transactions. Therefore, Decree 52 and the Law on E-Transactions 2024, as detailed further hereunder, apply to this activity. These regulations will be enforced in case of non-compliance.
Collection of Payment for Booked Goods and Services by Users
For our mobility and food delivery segments, users booking through a ride-hailing booking services company’s websites or mobile applications make payment for booked goods or services by way of non-cash payment with a credit card, debit card or e-wallet (through intermediary payment service providers appointed by the e-commerce platform service providers) or in cash (through the goods delivery service provider as appointed by the e-commerce platform service providers). Under Decree No. 52/2024/ND-CP on non-cash payments (“Decree 52/2024”), the authorized collection service can be performed through a bank account (account-based cashless payment service) or a non-account-based cashless payment service. In addition to banks, people’s credit funds and micro-finance institutions, certain non-banking entities may be approved by the State Bank of Vietnam, or the SBV, on a case-by-case basis, to provide account-based cashless payment services and non-account-based cashless payment services.
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
Food Processing (including Food Packaging Service) and Trading (i.e., Food Wholesale and Retail)
Processing of food is mainly regulated by Law on Food Safety, Decree No. 15/2018/ND-CP (as amended in 2018 and 2019), which provides details for the implementation of Law on Food Safety, as last amended in 2019, and its guiding local documents. Food processing must be conducted with a Certificate of Eligibility of Food Hygiene and Safety Requirement (the “Food Safety Certificate”) issued by (i) the Ministry of Agriculture and Rural Development (“MARD”) (now succeeded by the Ministry of Agriculture and Environment) or its subordinate agency (i.e., Department of Agriculture and Rural Development (“DARD”))(now succeeded by the Department of Agriculture and Environment) or (ii) MOIT or its subordinate agency DOIT, or Ho Chi Minh City’s People’s Committee and its designated agency Food Safety Department of Ho Chi Minh City, depending on the kind of food products and trade as well as scale of production. The term of Food Safety Certificate is three years and any renewal must be conducted at least six months prior to the expiry date. A company engaging in producing and trading food may be exempted from obtaining a Food Safety Certificate if such company has already obtained one of GMP, HACCP, ISO 22000, IFS, BRC, FESS 22000 or an equivalent certificate. We have obtained a Food Safety Certificate that is valid until April 7, 2025.
Failure to obtain a Food Safety Certificate shall lead to administrative fines of up to VND 40 million (approximately $2,000) for each location involved in producing and/or selling foods. In addition, food produced by the unlicensed establishment will be recalled and the company will be compelled to change the use purpose, or to recycle or dispose of the recalled foods.

Financial Segment (including e-payment service and insurance business)
Intermediary payment services are mainly regulated by Law on Prevention of Money Laundering No. 14/2022/QH15, Decree 52/2024 and its guiding local documents. Under Decree 52/2024, intermediary payment services include, among others, e-wallet, e-payment gateway and other supporting payment services. Non-bank companies that wish to provide intermediary payment services are required to satisfy certain requirements, among others, having a minimum charter capital of VND 50 billion (approximately $2.1 million) and qualification and experience requirements for the service providers’ managers, and then must obtain a license for intermediary payment services from the SBV (“IPS License”), which has a 10-year term. Changes in scope must be approved by the SBV prior to its effectiveness. Non-compliance with the above could potentially result in penalties including loss of, or restriction on, the license, compulsory return of illegitimate profits earned, and/or administration fines of up to VND 500 million (approximately $20,000) for each instance of non-compliance, imposed by the State Bank of Vietnam.
A company engaging in insurance agency service is required to satisfy certain requirements including, among others, execution of the insurance agency agreement with the insurer, and having, by July 1, 2024, at least three Vietnamese staff members residing in Vietnam from 18 years of age or above and holding an insurance agency certificate issued by an institution licensed by the Ministry of Finance. Non-compliance with the above may result in a fine of up to VND 80 million (approximately $3,000), and the insurance companies are required to cease using agents involved in violations within 12 months of receiving a penalty decision.
Vietnamese Competition Law
Competition Law No. 23/2018/QH14 (“Competition Law”) is envisaged to be primarily administered under the jurisdiction of the MOIT and the Viet Nam Competition Commission (“VCC”). The VCC was established on April 1, 2023, and its chairman has been appointed by the Prime Minister. The VCC oversees anti-competitive conduct, abuse of dominance, and merger control in Vietnam.
The Competition Law prohibits the following practices, among others: (i) anti-competitive agreements that restrict competition, such as price-fixing, market allocation, output restrictions, bid-rigging, hindering market entry, exclusion of non-parties, and imposing unrelated contractual conditions; (ii) abuse of dominant market position, such as predatory pricing, imposing unreasonable prices, restricting production or distribution, limiting market access, and applying discriminatory terms; (iii) abuse of monopoly, such as imposing unfavorable conditions on customers and unilaterally changing or terminating contracts without valid reason; and (iv) unfair competition, such as misleading advertising, defamation, and trade secret infringement. Penalties for non-compliance include fines of up to 10% of total revenue in the relevant market(s) during the preceding financial year for anti-competitive practices, and up to VND2 billion (approximately US$79,000) for unfair competition practices, confiscation of profits gained from illegal activities, and criminal sanctions depending on the severity of the violation.
The VCC also oversees merger control in Vietnam, i.e., any transaction considered to be an economic concentration that reaches certain reportable thresholds based on the size of transaction, total assets in Vietnam, total sales (or total purchase volume) in Vietnam, and market share, requires a notification of economic concentration and regulatory consent prior to signing of the transactional documents. For economic concentration implemented outside of Vietnamese territory, the thresholds taken into account are total assets in Vietnam, total sales or purchases generated in Vietnam and market share in Vietnam. The Competition Law provides a two-phase appraisal process of a merger filing: (i) preliminary appraisal and (ii) official appraisal. The preliminary appraisal phase may take up to 30 days from the filing date but may be prolonged. A transaction that does not qualify for any of the safe harbors in the preliminary appraisal will undergo the official appraisal phase which takes up to 90 – 150 days, which may be extended at the regulator’s discretion. After the official appraisal phase, Vietnamese authorities may decide to conditionally allow, allow or prohibit the transaction.
Non-compliance with the notification to VCC before carrying out the execution of merger agreement under the transaction that is determined as an economic concentration may result in a fine from 1% to 5% of the total revenue in the relevant market(s) in the preceding financial year of each violating enterprise that is involved in the transaction. Similarly, the violations on anti-competitive agreements or abuse of dominance shall be subject to a fine amounting to 1% to 10% of the total revenue in the relevant(s) market in the preceding financial year. Based on the severity of the violations, the enterprises may also be subject to criminal liabilities, which include a monetary fine from VND 1 billion to VND 5 billion (approximately $39,000 to $196,000) or the involved business may be suspended for six months to two years; they might also be banned from operating in certain fields or raising capital for one to three years. Additionally, the person who commits the violations will also be subject to imprisonment for a term up to five years.

Marketing Survey
Currently, under WTO Commitments and Vietnamese law, marketing survey is not subject to foreign ownership limitation and requirements to conduct this business line provided that marketing survey service does not cover the public opinion polling (CPC 86402), which has not yet been market approach.
Vietnamese Law on Protection of Consumers’ Rights and Personal Data Protection
The Law on Protection of Consumers’ Rights 2023 No. 19/2023/QH15 imposes mandatory obligations on entities, particularly prominent technology corporations, engaged in targeted marketing data collection with significant bargaining power. Among other provisions, operators of large digital platforms, subject to government guidance yet to be issued, will face additional obligations. These include establishing an advertising storage system using algorithms to target consumers or specific groups, periodically evaluating content moderation activities, algorithmic system usage, and advertising targeting consumers or specific groups, as well as assessing the implementation of regulations on handling fake accounts and the use of artificial intelligence.
Vietnam issued the Law on Cyber Security and Decree No. 53/2022/ND-CP, which became effective on October 1, 2022, relating to cybersecurity, which provides guidelines on, among other requirements, implementing measures for cybersecurity protection and data localization. The competent authority has the right to either request for, or has access to any system that contains or commits violations against cybersecurity principles.
The Decree on Personal Data Protection (Decree No. 13/2023/ND-CP) (“PDPD”) came into effect on July 1, 2023 and is considered to be a unified set of regulations on personal data protection. This Decree still requires broader implementation and there is expected to be a period of uncertainty until detailed guidance is provided. Generally, any person, or organization collecting or processing personal information is obligated to notify the data subjects on, among others, its purposes for processing such data, processing methods, unexpected consequences or damages that are likely to occur from the processing of their personal information, and specific timing for the data processing. Any collection, publication, processing, transfer to a third party, or any other use of a data subject’s personal information requires prior consent of such data subject. Such consent must be clearly and specifically expressed, such as in writing, by voice, by ticking of a consent box, and must be verifiable. The data subject is entitled to access and directly update or modify its respective information. Unless such actions are restricted by law, upon request made by the data subject, respective information must be removed within 72 hours, and updates or modifications must be done as soon as possible. In cases where the data cannot be updated or modified, the data controller and processor must notify the data subject within 72 hours of receipt. Impact assessments must be performed for all processing activities, as well as cross border transfers. The upcoming Law on Personal Data Protection (PDPL) has more stringent provisions than the Personal Data Protection Decree, which will apply to us.
The Law on Data, which is set become effective on July 1, 2025, establishes a legal framework for managing, processing, protecting, and utilizing digital data in Vietnam. It applies to both Vietnamese and foreign entities handling data within Vietnam and governs digital data at the national, organizational, and individual levels. The law categorizes data into types such as shared data, private data, open data, core data, and important data, and sets principles for data collection, storage, processing, and sharing. Key authorities, such as the Ministry of Public Security and the Ministry of Defense, are tasked with overseeing data governance and security. The Law on Data aims to foster a balanced approach, supporting economic growth while safeguarding national interests and individual rights. Below are key notes regarding data trading and transfer, data sharing, and data platforms under the Law on Data.
•Data trading and transfer: The law sets conditions for cross-border data transfers, prioritizing national security and legal compliance. It distinguishes between general and critical data, with stricter controls on the latter. Specifically, general data can be freely transferred across borders if legal compliance is ensured, while critical data (e.g., core or important data) requires government approval and must meet specific conditions. Additionally, transfers must safeguard national interests, privacy, and security.

•Data sharing: the law establishes a framework for sharing data between entities while ensuring regulatory compliance. The data owners and controllers must enable lawful access and sharing. Data owners and controllers are required to identify and mitigate risks, address incidents promptly, and notify affected parties. Additionally, owners and controllers of core and important data must conduct regular risk assessments and report findings to cybersecurity authorities.
•Data platforms: Data platforms act as intermediaries facilitating data exchange for research, innovation, and economic development. Platforms must register, comply with government oversight, and prevent activities that threaten national security or privacy. Data service providers must ensure data integrity, security, and transparency, and must also monitor for breaches or unauthorized use.
•State access to data: Authorities can request data from organizations or individuals under specific conditions, such as emergencies or national security threats. Entities must comply with these requests without requiring prior consent from data subjects in certain cases.
Failure to comply with prevailing data protection provisions may lead to a fine of up to VND70 million (approximately $3,000) according to Decree No. 15/2020/ND-CP, as amended in 2022. Under the Criminal Code No. 100/2015/QH13, as amended in 2017, serious violation of personal information may lead to criminal proceedings, including a fine of up to VND 1 billion (approximately $39,000) or imprisonment for a term up to seven years. The offender may also be prohibited from taking on certain roles for a term up to five years.
Regulations on Anti-money Laundering and Prevention of Terrorism Financing
Vietnam’s Law on the Prevention of Money Laundering contains anti-money laundering and prevention of terrorism financing regulations and applies to all financial institutions and certain non-financial institutions engaged in specific business activities, which include payment services. The Department of Anti-Money Laundering established under the SBV monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions, suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-client procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which include foreign individuals on the list of “politically influenced persons” published by the SBV, or individuals or entities conducting transactions using new technologies (i.e., technology enabling such individuals or entities to conduct transactions without meeting in person with a member or staff of the bank). Non-compliance with the law on the prevention of money laundering may subject the company to administrative fines of up to VND 1 billion (approximately $39,000), and to remedial measures of suspension or dismissal from management, executive, or controlling positions, or criminal sanctions according to the severity of the violation.
Regulations on Electronic Transactions
The National Assembly of Vietnam approved the new Law on E-Transactions (“LET 2024”), which took effect on July 1, 2024. This legislative update is a significant step by the Vietnamese government to implement appropriate regulations for digital services and transactions. Among other things, the LET 2024 provides that the administrators of information systems, including digital platforms like Grab, adhere to specific regulations. These regulations entail (i) furnishing information through electronic means in compliance with the law to support the statistical work, inspection and reporting upon request of the state management agency concerning electronic transactions; and (ii) sharing data to serve state management regarding electronic transactions.
Decree No. 137/2024/ND-CP (“Decree 137”), which became effective on October 23, 2024, sets out regulations for large-scale and very large-scale intermediary digital platforms that facilitate electronic transactions or service development while maintaining independence from the parties involved in these transactions. The decree classifies intermediary digital platforms serving electronic transactions into two categories based on their monthly average user base:
•Large-scale platforms: Platforms with monthly users comprising 3%-10% of Vietnam’s total population.
•Very large-scale platforms: Platforms with monthly users exceeding 10% of Vietnam’s total population.

Under Decree 137, intermediary digital platform operators are required to determine their user scale by October 23, 2025. If they meet the criteria for large-scale or very large-scale platforms, they must report the relevant statistics to the Ministry of Information and Communications. Operators are then required to reassess their user scale annually by January 31 and continue to comply with reporting obligations.
The decree outlines several obligations for platform owners/operators: (i) providing user volume statistics and operational data to regulatory authorities; and (ii) establishing mechanisms to address user complaints, disputes, and violations of the law. For very large-scale platforms, additional obligations include: (i) publicly disclosing the criteria used for content or advertisement recommendations and providing users with the option to opt out of these features; (ii) allowing users to uninstall pre-installed applications without disrupting system functionality; and (iii) publicly sharing and promoting a code of conduct to ensure a fair, safe, and respectful environment for all users.
C.Organizational Structure
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
In addition to directly or indirectly holding equity interests in such consolidated affiliated entities, we have entered into certain contractual arrangements, which provide us with control over the relevant entities. The contractual arrangements with respect to our principal consolidated affiliated entities consist of the following:
•In Thailand, we exercise control over relevant Thai operating entities as a result of a dual-class share and two-tiered corporate structure. We own ordinary shares in the top level holding company, Thai Holding Entity 2, that gives us control of Thai Holding Entity 2 based on shareholder meeting quorum and voting requirements. Our Thai local partner, Mr. Vee Charununsiri (“Thai local partner”), holds preference shares in Thai Holding Entity 2 that have limited rights to liquidation proceeds upon liquidation of the company. Such arrangements are reflected in the Articles of Association of Thai Holding Entity 2. In addition to the Articles of Association, which provide us with our control over Thai Holding Entity 2, pursuant to a Call Option Agreement between us and our Thai local partner, we also have the right to acquire the Thai local partner’s shares in Thai Holding Entity 2 upon the occurrence of certain events.
•In Indonesia, powers of attorney granted by PT Ekanusa Yadhikarya Indah and PT Ekanusa Yudhakarya Indah (both of which are controlled by our Indonesian local partner, Mr. Leo Mahamit) with respect to PT Solusi Pengiriman Indonesia provide us control over those two Indonesian operating entities. PT Ekanusa Yadhikarya Indah and PT Ekanusa Yudhakarya Indah agree thereunder to hold their shares in trust for our benefit and to exercise their voting rights as instructed by us. With respect to BCP, pursuant to a shareholders agreement entered into with PT Cakra Finansindo Investama (which is controlled by our Indonesian local partner, Mr. Arsjad Rasjid) and PT Abhimata Anugrah Abadi (which is controlled by our local partner, Mr. Alvin Sariaatmadja), we have certain contractual rights, which include rights to (a) control the appointment of the Chief Executive Officer and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and its subsidiaries; and (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise. In each case, in addition to the aforementioned contractual rights, we also have a call option that provides us the right to require the aforementioned local partners to transfer their shares in the aforementioned entities to another party and the local partners’ shares in such entities are also pledged, which means the local partners can transfer their shares only upon receiving our consent.

•In Vietnam, we exercise control over relevant Vietnam operating entities based on voting thresholds set forth in Grab Company Limited, the Vietnam holding company’s charter, pursuant to which resolutions are passed by way of written resolutions agreed by members holding at least 75% of the company’s share capital or votes at a physical meeting where members holding at least 75% of the company’s share capital vote in favor of the resolution. Since we hold 49% of the share capital of the Vietnam holding company, our affirmative vote is required for passage of any resolution of the Vietnam holding company. In addition, pursuant to a Members’ Agreement entered into by us with our Vietnamese local partner, Ms. Ly Thuy Bich Huyen (“Vietnamese local partner”), to the extent permitted by local law, certain reserved matters, including important matters that relate to businesses and operations of Grab Vietnam are subject to our consent. In addition to the aforementioned charter and Members’ Agreement which provide us with control over our Vietnam operating entities, we also have a call option that provides us with the right to acquire the Vietnamese local partner’s shares in the Vietnam holding company, and this right is secured by a security arrangement over the Vietnamese local partner’s shares. The Vietnamese local partner’s shares in the Vietnam holding company are pledged, which prevents the Vietnamese local partner from disposing of her shares without our consent.
•In the Philippines, we exercise control over relevant Philippine operating entities pursuant to an Investment Agreement between us and our Philippine local partner, Mr. Jesse Stefan H. Maxwell, relating to Grab PH Holdings Inc. that gives us (a) the right to (i) appoint directors in proportion to our shareholding interest, (ii) exercise veto rights with respect to certain reserved matters that fundamentally affect the business of the company, (iii) receive the economic benefits and absorb losses of the Philippine entities in proportion to the amount and value of our investment, and (b) an exclusive call option to purchase all or part of the equity interests in certain circumstances. In addition, the above-mentioned control-related rights under the Investment Agreement have been included in the Amended Articles of Incorporation and By-Laws of Grab PH Holdings Inc. The Amended Articles of Incorporation and By-Laws have been approved by the Philippines SEC, the relevant terms of the Investment Agreement are memorialized in the Amended Articles of Incorporation and By-Laws which are public records that are binding not only on Grab PH Holdings Inc. and the shareholders but also on third parties in relation to the matters covered thereby. A breach of the Investment Agreement (including in respect of the above-mentioned control rights) would give rise to the right to bring a claim for breach of contract thereunder. Additionally, any action that contravenes the Amended Articles of Incorporation and By-Laws would be invalid and unenforceable and thereby be incrementally beneficial to the party seeking to enforce its terms.
•In Malaysia, we own 50% of the voting shares in Jaya Grocer outright. The balance of the voting shares are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by one of our employees. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability or right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. We also have a call option that provides us with the right, to the extent permitted by local law, to acquire the Jaya Grocer shares held by the Malaysian local partner and also a power of attorney that provides us with the right to direct the transfer of the shares of the Malaysian local partner (and therefore, indirectly, its shares in Jaya Grocer), to the extent permitted by local law, in the event of a default under the subscription agreement of the preference shares with the Malaysian local partner.

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

___Our direct and/or indirect equity ownership.
- - - Our contractual rights. See footnotes below for information on our contractual rights.

(1)Indonesia: In addition to our ownership of 82.8% of the shares, which, due to a dual-class structure, represent a 38.9% voting interest, of PT Bumi Cakrawala Perkasa (“BCP”) through which we own OVO and conduct our financial services businesses in Indonesia, we have contractual rights to (a) control the appointment of the Chief Executive Officer, and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and its subsidiaries; (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise, and (d) certain economic rights with respect to the remaining shareholding of BCP. We conduct our point-to-point courier delivery business through PT Solusi Pengiriman Indonesia (“SPI”), in which a 94.12%-owned subsidiary owns 49%. We have entered into contractual arrangements with a third-party Indonesian shareholder, which holds 51% of the shares of SPI, as a result of which we are able to control SPI and consolidate its financial results in our consolidated financial statements in accordance with IFRS.
(2)Vietnam: We conduct our deliveries and mobility businesses in Vietnam through Grab Company Limited. In addition to our ownership of 49% of the shares of Grab Company Limited and control exercised through voting thresholds in the company’s charter, we have entered into contractual arrangements with the holder of the balance of the shares of Grab Company Limited, who is a Vietnamese national and senior executive, as a result of which we are able to control Grab Company Limited and consolidate its financial results in our consolidated financial statements in accordance with IFRS.
(3)Thailand: Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity (including, in the case of mobility and deliveries, Grabtaxi (Thailand) Co., Ltd.) established using a tiered shareholding structure, so that each Thai entity (including Grabtaxi Holdings (Thailand) Co., Ltd.) is more than 50% owned by a Thai person or entity. This tiered shareholding structure, together with certain rights attendant to the classes of shares we hold and as otherwise set forth in the organizational documents of the relevant entities within our shareholding structure in Thailand, enables us to control these Thai operating entities and consolidate their financial results in our consolidated financial statements in accordance with IFRS.
(4)Philippines: Our four wheel-mobility and delivery businesses are each conducted through a Philippine operating entity (including, in the case of our four wheel-mobility business, MyTaxi.PH, Inc.), the shares of which are 40% owned by us, with the balance owned by a Philippine holding company. The shares of the Philippine holding company are 40% legal and/or beneficially owned by us, with the balance 60% of the shares held by an entity owned by a Philippine national who is a director of certain of our Philippine operating entities, including MyTaxi.PH, Inc. Through contractual rights with the Philippine shareholder together with certain other rights, we are able to consolidate the financial results of our Philippine operating entities in our consolidated financial statements in accordance with IFRS. The non-controlling interest of the Philippine shareholder is accounted for in our consolidated financial statements.
(5)Malaysia: In Malaysia, we operate Jaya Grocer, a mass-premium supermarket chain in Malaysia, through Jaya Grocer Holdings Sdn. Bhd. We own 50% of the voting shares in Jaya Grocer outright. The balance of the voting shares are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by one of our employees. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability to right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. Through contractual rights with the Malaysian local partner together with certain other rights, we are able to consolidate the financial results of Jaya Grocer in our consolidated financial statements in accordance with IFRS.

D.Property, Plants and Equipment
We are dual-headquartered in Singapore and Indonesia. Our corporate headquarters in Singapore is located in 3 Media Close, #01-03/06, Singapore 138498, and our corporate headquarters in Indonesia is located at South Quarter Tower C, Mezzanine and 7th Floor, Jl. R.A. Kartini Kav. 8, Cilandak Barat, Cilandak, Jakarta Selatan, DKI Jakarta 12430, Indonesia. Our lease agreement for our Singapore headquarters has a term that expires in July 2032. Our Singapore headquarters is home to the largest of our eight research and development centers and can house up to 3,000 employees. As of December 31, 2024, we leased office facilities around the world totaling over 107,700 square meters, and we also have local offices in each of our markets outside of Singapore, including Indonesia, Malaysia, Thailand, Vietnam, the Philippines, Cambodia and Myanmar. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
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
Key Factors Affecting Our Performance
Our ability to grow and engage platform consumers
The number of platform consumers, which we measure by MTUs, is a key driver of the activity on our platform and the scale of our business. More consumers accessing offerings on our platform not only drives increased revenue, but contributes to powerful synergies that accelerate with scale. We expect platform consumers to grow as the value offered to them on our platform increases through product innovation, improved user experience, and more offerings. Building on our brand and market position across online food delivery, mobility and e-wallet payments, we expect platform consumers to grow organically. We also intend to continue to use promotions to attract consumers to our platform base and to engage MTUs. Our GrabUnlimited subscription, GrabRewards, Jaya Grocer loyalty program and OVO rewards loyalty programs are important components of our consumer retention strategy, encouraging consumers to continue transacting on our platform. Our digital banking services in Singapore and Malaysia through GXS Bank and GXBank, which we publicly launched in 2022 and 2023, respectively, enables us to improve financial inclusion in these countries.
We believe platform consumers will increase their usage and spending on services offered through our platform as they discover additional features and offerings, and as they choose to incorporate them more deeply into their daily lives. In addition, we expect usage and spending across user cohorts to increase as we grow our platform, benefiting our driver- and merchant-partners.
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
We have also created the GrabForGood Fund, an endowment fund that supports programs that promote longer term socioeconomic mobility and improvement of quality of life of our driver- and merchant-partners, as well as that of the broader Southeast Asia community. This includes three core focuses on education, partner community care and climate disaster relief. In 2024, we extended the GrabScholar programme to Malaysia, in addition to Indonesia and the Philippines. Through this program, the GrabForGood Fund supports 1,700 school-going children and 27 undergraduate scholars annually, most of whom are our driver-partners or their direct family members.

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
Our ability to realize operating leverage on our platform
Since our founding, we have established numerous touch points with consumers, which allows us to facilitate a broad range of additional services through our platform. We believe we can leverage our platform and ecosystem to roll out new offerings rapidly and efficiently. For example, we launched our GrabUnlimited offerings across our six core markets by the end of 2022. Increasing the depth and breadth of offerings on our platform drives the attractiveness of our platform for merchant-partners and consumers.
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
During the initial stages of growth, we offered significant incentives and promotions to attract platform consumers as well as incentives to attract driver- and merchant-partners, and conducted advertising activities to enhance our brand awareness. We continue to leverage incentives and advertising to promote our platform and offerings.
Our ability to invest effectively in technology and research and development
We have made, and will continue to make, significant investments in research and development and technology to improve our platform to attract and retain driver- and merchant-partners, and consumers, expand the capabilities and scope of our offerings, and enhance the consumer experience.
Our engineers and data scientists are critical to the success of our business and we will continue to invest in the best talent in these areas. In addition, we have dedicated and will continue to dedicate significant resources to research and development efforts, focusing on developing innovative applications and offerings aimed at fulfilling the everyday needs of consumers by enabling merchant-partners to improve their service quality and operational efficiency, as well as advancing our big data and AI capabilities. We use AI-powered chatbots and virtual assistants to handle customer inquiries, freeing up our human agents to manage more complex issues to enhance customer satisfaction and operational efficiency.
Our ability to enter into strategic partnerships, investments, and acquisitions
Since our founding, we have made a number of critical strategic investments and acquisitions and entered into partnerships to enhance our platform and attract consumers. The most strategic of these was our acquisition of Uber’s Southeast Asia operations in 2018. In 2021, we also entered into a strategic partnership with PT Elang Mahkota Teknologi, an Indonesia group with a portfolio of media, all-commerce and content production businesses. In 2022, we completed the acquisition of a majority economic interest in Jaya Grocer in Malaysia, and entered into a strategic partnership and investment in PT Trans Retail, a hypermarket chain in Indonesia, to complement our business. In 2022 and 2023, GXS Bank and GXBank have been publicly launched in Singapore and Malaysia, respectively, and are continuing to build their customer base and expand their product offerings. In 2024, PT Super Bank Indonesia, in which we have a 30.84% equity interest, was publicly launched as a digital bank in Indonesia, and we acquired Nham24, a food delivery platform in Cambodia, and Chope, a restaurant reservation platform in certain parts of Southeast Asia. In March 2025, we acquired a majority interest in Everrise, a premium supermarket chain that operates predominately in East Malaysia.
We expect to continue to enter into strategic partnerships, investments, and acquisitions that we believe will expand or enhance the offerings on our platform and attract more merchants and consumers to our platform. We have already acquired an extensive suite of financial services licenses, including payments licenses in six core regional markets, and are in the process of building Singapore’s next-generation digital bank in Singapore, Malaysia and Indonesia through joint ventures and collaborations with our local partners.

Our ability to moderate the use of driver- and merchant-partner and consumer incentives
We offer various incentives to our driver- and merchant-partners that are deducted from the fees received from driver- or merchant-partners (typically being a percentage of the fare paid by the consumer to the driver- or merchant-partner or a service fee that varies). We also offer consumer incentives that reduce the amount payable by a consumer to driver- or merchant-partners. In addition, incentives for consumers offered and paid for by our merchant-partners drives demand on our platform and to the extent that these are effective in doing so we may be able to reduce the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. The incentives that we offer to driver- and merchant-partners and consumers for a transaction may sometimes exceed our fees and commissions from a particular transaction, and may in aggregate sometimes exceed our aggregate fees and commissions in a particular reporting period.
Our revenues are generally reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2024, 2023 and 2022, we incurred incentives presented in the table below, resulting in reductions to our reported revenues of the same amounts. Under the principal model which is adopted for certain delivery offerings in certain of our markets, delivery fees paid by users in that market are recognized as revenue to us, and the amount paid to driver-partners, including driver-partner incentives are recognized as a cost of revenue, and are excluded from the incentives presented in the below table.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2024	2023	2022
Partner incentives	755	682	801
Consumer incentives	1,088	907	1,169
Total partner and consumer incentives	1,843	1,589	1,970
With significant incentive payments to encourage the use of our platform, our MTUs increased to 41.3 million in 2024, from 35.5 million and 32.7 million in 2023 and 2022, respectively.
As our platform grows, we have been able to take advantage of the synergies of our platform and strategic use of incentives to encourage the use of our platform and acquire driver- and merchant-partners on to our platform over time, leading to an increase in on-demand revenue as a percentage of on-demand GMV in 2024, 2023 and 2022. However, from time to time we may also increase incentives due to competitive factors in a particular country or area. In 2022, incentives accounted for $1.9 billion (13.3% of on-demand GMV) across mobility and deliveries segments whereas in 2023 and 2024, incentives accounted for $1.6 billion (9.9% of on-demand GMV) and $1.8 billion (10.0% of on-demand GMV), respectively, across mobility and deliveries segments.
We expect that our ability to successfully moderate the use of incentives paid to driver- and merchant-partners and consumers over time relative to the commissions and fees we receive will likely impact our ability to increase revenues, raise capital, reduce net losses, achieve profitability and reduce net cash outflow. Future decreases in the use of incentives could result in decreased growth in the number of users and driver- and merchant-partners or an overall decrease in users and driver- and merchant-partners, which could negatively impact our financial condition and results of operations.
The impact of government policies and regulations in the markets in which we operate
We operate across the deliveries, mobility and financial services segments in Southeast Asia. Each of our businesses is subject to government regulations in each jurisdiction in which we operate. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available through our platform, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from, driver- and merchant-partners, incentives provided to consumers, our ability to operate in certain segments of our business, our ownership percentage in operating entities that may be subject to foreign ownership restrictions, benefits, welfare and protection we are required to provide to our driver-partners, and insurance we are required to maintain. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future.

Segment Reporting Changes
Beginning from January 1, 2024, we report our segment results as deliveries, mobility, financial services, and others:
•Deliveries primarily includes on-demand and scheduled delivery of daily necessities including ready-to-eat meals and groceries, as well as point-to-point package delivery. It also includes offline sales from Jaya Grocer and advertising contributions.
•Mobility primarily includes rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles, and shared mobility options such as carpooling. It also includes vehicle rentals for our driver-partners and advertising contributions.
•Financial services primarily includes digital payments, lending, insurance distribution, digital banking services in Singapore and Malaysia, and advertising contributions.
•Others is a combination of multiple operating businesses that are not individually material.
These reporting changes were made to align with changes in how we manage and evaluate the performance of our business.
As part of the segment reporting changes, we have discontinued the reporting of GMV for our financial services segment, consistent with our strategic focus on ecosystem transactions and lending activities, and we limit our GMV reporting to our on-demand businesses. Additionally, advertising contributions previously reported within the enterprise and new initiatives segment are now reported in the respective mobility, deliveries and financial services segments in accordance with the relevant advertising products. Other reporting changes made include a portion of payment transaction revenues and transaction costs (which we refer to as the net cost of funds) and other relevant support costs previously reported in our financial services segment that relate to mobility and deliveries transactions now being allocated to the respective mobility and deliveries segments. Selected regional corporate costs that support our mobility, deliveries and financial services segments are now also allocated to these respective segments. After the aforementioned reporting updates are made, our four reporting segments include: deliveries, mobility, financial services, and others.
In conjunction with these reporting changes, certain prior year amounts shown in this annual report have been recast to conform to the new segment reporting structure for the purposes of comparison. These reporting changes have no impact on previously reported consolidated statements of financial position, statement of profit or loss and other comprehensive income, statement of changes in equity or statement of cash flows.
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
Business Segments
•Deliveries. We generate revenue from commissions and other fees from driver- and merchant-partners and consumers for connecting driver- and merchant-partners with consumers to facilitate delivery of a variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. Our revenue from the deliveries segment is recognized on the completion of a successful transportation or delivery service by driver- and merchant-partners. Our revenue also includes delivery fees charged to consumers in certain markets where we are responsible for delivery services, income earned from the sale of a variety of daily necessities through the operation of a chain of physical stores in certain markets, and advertising revenue arising from promoted listings and banner advertisements that enable merchant-partners to promote their businesses on our platform.

•Mobility. We primarily generate revenue from commissions paid by driver-partners, platform fees from consumers for the use of our platform, and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards. Our revenue from the mobility segment is recognized net of driver-partner and consumer incentives and we recognize revenue upon the completion of each ride. We also generate other revenue through rental fees from our GrabRentals offering.
•Financial Services. We primarily generate revenue from transaction and commission fees. For payment services, we generate revenue from transaction fees from merchant-partners and transaction platforms based on a percentage of transaction volumes. We also generate revenue from non-payments related financial services, including primarily lending, insurance, digital banking, other financial services, and associated advertising services. For lending and receivables factoring, we generate revenue primarily based on the interest income we receive from the loans we extend and from the factoring fee or discount when we purchase the receivables. For digital banking, we generate revenue through interest income from unsecured retail loans and investment securities. For other financial services, we generate revenue through commissions received from the provision of the service.
•Others. Others is a combination of multiple operating businesses that are not individually material. They include mapping services and anti-fraud offerings. Revenue is recognized once the obligation to provide the service is satisfied.
Cost of Revenue
Cost of revenue comprises expenses directly or indirectly attributable to our deliveries, mobility, financial services and other offerings and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, carrying amount of inventories of our supermarket operations, payments to driver-partners where we are responsible for delivery services to consumers, compensation costs (including share-based compensation) for operations and support personnel for customers and partners, payment processing fees, costs incurred in relation to our motor vehicle fleet used for rental services (including depreciation and impairment) and an allocation of associated corporate costs such as depreciation of right-of-use assets.We expect that operating costs will increase in tandem with the growth of our businesses for the foreseeable future as we continue to invest and broaden our offerings and scale our operations.
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
General and Administrative Expenses
General and administrative expenses primarily consist of compensation costs (including share-based compensation) for executive management and administrative personnel (including finance and accounting, human resources, policy and communications, legal, public affairs, corporate IT, corporate security and general administration employees), occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, legal settlement accrual and an allocation of associated corporate costs.
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
Restructuring Costs
Restructuring costs primarily consist of severance payments.
Net Finance Income/ (Costs)
Net finance income/ (costs) primarily consist of interest expense on our outstanding debt investments, partially offset by interest earned on debt investments and cash and cash equivalents.Additionally, net finance income/ (costs) include the foreign currency gain or loss on financial assets and financial liabilities, and net gain or loss on financial instruments at fair value through profit or loss.
Share of Loss of Equity-Accounted Investees (Net of Tax)
Share of loss of equity-accounted investees (net of tax) relates to our share of the results of investments in associates and joint ventures.
Income Tax Expense
We are subject to income taxes in the jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates. Accordingly, our effective tax rate varies depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations
The following table summarizes our consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2024	2023	2022
Revenue	2,797	2,359	1,433
Cost of revenue	(1,623)	(1,499)	(1,356)
Other income	17	17	17
Sales and marketing expenses	(324)	(293)	(278)
General and administrative expenses	(512)	(550)	(646)
Research and development expenses	(410)	(421)	(465)
Net impairment losses on financial assets	(95)	(72)	(58)
Other expenses	(4)	(4)	(12)
Restructuring costs	(14)	(56)	(8)
Operating loss	(168)	(519)	(1,373)
Finance income	187	198	107
Finance costs	(106)	(99)	(166)
Net change in fair value of financial assets and liabilities	*	(39)	(294)
Net finance income/ (costs)	81	60	(353)
Share of loss of equity-accounted investees (net of tax)	(8)	(7)	(8)
Loss before income tax	(95)	(466)	(1,734)
Income tax expense	(63)	(19)	(6)
Loss for the year	(158)	(485)	(1,740)
*Amount less than $1 million
Comparison of the Years Ended December 31, 2024 and 2023
Revenue by segment

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2024	2023 (Recast)
Revenue	2,797	2,359
Deliveries	1,493	1,310
Mobility	1,047	871
Financial services	253	177
Others	4	1

Revenue by geographical locations

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2024	2023
Revenue	2,797	2,359
Indonesia	643	605
Malaysia	816	673
Philippines	265	200
Singapore	578	480
Thailand	252	205
Vietnam	228	185
Rest of Southeast Asia	15	11
Our revenue increased by $437 million to $2,797 million in 2024 from $2,359 million in 2023.
Revenue is presented net of partner and consumer incentives. Partner incentives were $755 million and $682 million in 2024 and 2023, respectively, and consumer incentives were $1,088 million and $907 million in 2024 and 2023, respectively.
Deliveries revenue was $1,493 million in 2024 compared to $1,310 million in 2023. The increase in revenue for deliveries was primarily driven by (i) an increase in deliveries GMV of 13%, or $1.4 billion, to $11.7 billion in 2024 compared to $10.4 billion in 2023, due to increased consumer demand and platform engagement with technology-led product innovations; (ii) an increase of $70 million in contributions from Jaya Grocer; and (iii) an increase of $57 million in contributions from advertising. Deliveries revenue as a percentage of deliveries GMV remained consistent at 13% in 2024 and 2023. Our partner incentives were $482 million and $448 million in 2024 and 2023, respectively. Our consumer incentives were $829 million and $712 million in 2024 and 2023, respectively.
Mobility revenue increased by $175 million to $1,047 million in 2024 from $871 million in 2023, primarily due to ride hailing revenue increasing by $146 million, rental income from motor vehicles increasing by $20 million and contributions from advertising increasing by $9 million. The increase in revenue was primarily driven by stronger demand and platform engagement with our product initiatives, with mobility GMV increasing to $6.6 billion in 2024 from $5.4 billion in 2023, while mobility revenue as a percentage of mobility GMV remained consistent at 16% in 2024 and 2023. Our incentives increased by $107 million (comprised of an increase of $39 million in partner incentives and $68 million in consumer incentives) to $517 million (comprised of $273 million in partner incentives and $244 million in consumer incentives) in 2024 from $410 million (comprised of $234 million in partner incentives and $176 million in consumer incentives) in 2023.
Financial services revenue increased to $253 million in 2024 from to $177 million in 2023. The increase was primarily due to a $41 million growth in our lending businesses through our ecosystem partners and users, and a $29 million growth in our digital banking and payment businesses.
Others revenue increased by $2 million to $4 million in 2024 from $1 million in 2023.
Cost of revenue

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Cost of revenue	1,623	1,499	8%
Percentage of revenue	58%	64%

Cost of revenue increased by $124 million, or 8%, to $1,623 million in 2024 from $1,499 million in 2023, primarily due to a $54 million increase in cost of food and mart supplies due to the addition of new Jaya Grocer stores, a $23 million increase in payment processing fees and cost of funds due to an increase in the volume of transactions, a $17 million increase in interest expense for digital banking customers due to a higher amount of deposits, a $15 million increase in drivers acquisition, payout and retention costs and a $9 million increase in ride cover and car insurance costs. These increases were partially offset by a $4 million decrease in staff compensation costs and a $4 million decrease in infrastructure and cloud-hosting costs, driven by our cost reduction efforts in these areas. As a result of our efforts to drive cost efficiency, we become more efficient in supporting platform users and partners over time and our cost of revenue as a percentage of revenue decreased from 64% in 2023 to 58% in 2024.
Other income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Other income	17	17	(3)%
Percentage of revenue	1%	1%
Other income remained consistent at $17 million in 2024 and 2023.
Sales and marketing expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Sales and marketing expenses	324	293	11%
Percentage of revenue	12%	12%
Sales and marketing expenses increased by $31 million, or 11%, to $324 million in 2024 from $293 million in 2023. The increase was primarily due to a $31 million increase in media costs and agency marketing costs for marketing campaigns.
General and administrative expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
General and administrative expenses	512	550	(7)%
Percentage of revenue	18%	23%

General and administrative expenses decreased by $40 million, or 7%, to $512 million in 2024 from $550 million in 2023. The decrease was primarily due to a $66 million decrease in staff compensation costs and a $9 million decrease in general insurance. The overall decrease in costs was primarily driven by our continued efforts to drive cost efficiency in our corporate functions. These were partially offset by a $39 million increase in litigation settlement expenses.

Research and development expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Research and development expenses	410	421	(3)%
Percentage of revenue	15%	18%
Research and development expenses decreased by $11 million, or 3%, to $410 million in 2024 from $421 million in 2023, primarily due to a $11 million decrease in staff compensation costs, including a $7 million increase in capitalized development expenditure.
Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Net impairment losses on financial assets	95	72	33%
Percentage of revenue	3%	3%
Net impairment losses on financial assets increased by $24 million, or 33%, to $95 million in 2024 from $72 million in 2023, primarily driven by a $15 million increase in the loan loss provision as our loans disbursed grew 46% year over year and a $4 million increase in doubtful debt provision.
Other expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Other expenses	4	4	5%
Percentage of revenue	0.2%	0.2%
Other expenses remained consistent at $4 million in 2024 and 2023.
Restructuring costs

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Restructuring costs	14	56	(76)%
Percentage of revenue	0.5%	2.4%
Restructuring costs decreased by $42 million to $14 million in 2024 from $56 million in 2023, primarily due to lower expenses in 2024 for restructuring activities that commenced in 2023.

Net finance income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2023-2024
	2024	2023	% Change
Finance income	187	198	(6)%
Finance costs	(106)	(99)	7%
Net change in fair value of financial assets and liabilities	*	(39)	(99)%
Net finance income	81	60	35%
Percentage of revenue	3%	3%
*Amount less than $1 million
Net finance income increased by $21 million, or 35%, to $81 million in 2024 from $60 million in 2023. The increase in net finance income was primarily due to a $64 million decrease in interest costs due to the settlement of our term loan, $39 million decrease in unfavorable fair value adjustments for certain investments, partially offset by a $72 million increase in net foreign exchange losses and a $10 million decrease in interest income.
Comparison of the Years Ended December 31, 2023 and 2022
Revenue by segment

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023 (Recast)	2022 (Recast)
Revenue	2,359	1,433
Deliveries	1,310	724
Mobility	871	643
Financial services	177	64
Others	1	2
Revenue by geographical locations

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2023	2022
Revenue	2,359	1,433
Indonesia	605	275
Malaysia	673	509
Philippines	200	125
Singapore	480	302
Thailand	205	109
Vietnam	185	108
Rest of Southeast Asia	11	5
Our revenue increased by $926 million, to $2,359 million in 2023 from $1,433 million in 2022.
Revenue is presented net of partner and consumer incentives. Partner incentives were $682 million and $801 million in 2023 and 2022, respectively, and consumer incentives were $907 million and $1,169 million in 2023 and 2022, respectively.

Deliveries revenue was $1,310 million in 2023 compared to revenue of $724 million in 2022. The increase in revenue for deliveries was primarily driven by our disciplined approach to reducing incentives by $405 million as we focused on driving higher quality GMV transactions, and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model and increased our revenue by $183 million in 2023. Deliveries revenue as a percentage of deliveries GMV improved from 7% in 2022 to 13% in 2023, as we gained network efficiency in our driver-partner base, and were able to improve our overall value proposition in terms of merchant selection, delivery performance and application experience on our superapp platform. Our partner incentives were $448 million and $599 million in 2023 and 2022, respectively. Our consumer incentives were $712 million and $966 million in 2023 and 2022, respectively. Deliveries GMV increased to $10.4 billion in 2023 compared to $10.0 billion in 2022.
Mobility revenue increased by $229 million, to $871 million in 2023 compared to $643 million in 2022, which was primarily due to ride hailing revenue increasing by $210 million and rental income from motor vehicles increasing by $20 million. The increase in revenue was primarily driven by the strong demand recovery following the easing of COVID-19 restrictions in 2022 and 2023 across Southeast Asia with a growth in domestic demand and recovery in tourism ride-hailing demand. Our incentives increased by $93 million (comprised of an increase of $32 million in partner incentives and $62 million in consumer incentives) to $410 million (comprised of $234 million in partner incentives and $176 million in consumer incentives) in 2023 compared to $317 million (comprised of $202 million in partner incentives and $115 million in consumer incentives) in 2022. Mobility GMV increased to $5.4 billion in 2023 compared to $4.1 billion in 2022, while mobility revenue as a percentage of mobility GMV remained consistent at 16% in 2022 and 2023.
Financial services revenue improved to $177 million in 2023, compared to $64 million in 2022. The increase was primarily due to a $87 million growth in our digital banking business and payment business, and a $15 million growth in our lending businesses.
Others revenue decreased by $1 million to $1 million in 2023 compared to $2 million in 2022.
Cost of revenue

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Cost of revenue	1,499	1,356	11%
Percentage of revenue	64%	95%
Cost of revenue increased by $144 million, or 11%, to $1,499 million in 2023 from $1,356 million in 2022, primarily due to a $176 million increase in cost of revenue as a result of the change in business model for delivery offerings in one of our markets, which changed our accounting from an agent to principal based model, and a $39 million increase in cost of food and mart supplies. These increases were partially offset by a $43 million decrease in staff compensation costs and a $34 million decrease in cost of funds, infrastructure and cloud-hosting costs, driven by our cost reduction efforts in these areas. As a result of our efforts to drive cost efficiency, we become more efficient in supporting platform users and partners over time and our cost of revenue as a percentage of revenue decreased from 95% to 64%.
Other income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Other income	17	17	5%
Percentage of revenue	1%	1%
Other income remained consistent at $17 million in 2023 and 2022.

Sales and marketing expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Sales and marketing expenses	293	278	5%
Percentage of revenue	12%	19%
Sales and marketing expenses increased by $15 million, or 5%, to $293 million in 2023 from $278 million in 2022. The increase was primarily due to a $15 million increase in media and direct marketing activities including agency marketing, media costs and communication materials.
General and administrative expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
General and administrative expenses	550	646	(15)%
Percentage of revenue	23%	45%
General and administrative expenses decreased by $94 million, or 15%, to $550 million in 2023 from $646 million in 2022.The decrease was primarily due to a $50 million decrease in staff compensation costs and a $36 million decrease in professional and consultancy fees. The decrease in costs were primarily driven by our continued efforts to drive cost efficiency in our corporate functions.
Research and development expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Research and development expenses	421	465	(9)%
Percentage of revenue	18%	32%
Research and development expenses decreased by $44 million, or 9%, to $421 million in 2023 from $465 million in 2022, primarily due to a $41 million decrease in staff compensation costs, including a $28 million decrease in share-based compensation costs, and a $8 million increase in capitalized development expenditure.
Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Net impairment losses on financial assets	72	58	23%
Percentage of revenue	3%	4%
Net impairment losses on financial assets increased by $13 million, or 23%, to $72 million in 2023 from $58 million in 2022, primarily driven by a $14 million increase in loan loss provision as our loans disbursed grew 57% year over year.

Other expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Other expenses	4	12	(68)%
Percentage of revenue	0.2%	0.9%
Other expenses decreased by $9 million, or 68%, to $4 million in 2023 from $12 million in 2022, primarily due to a $8 million decrease in fixed assets and intangible assets impairment loss.
Restructuring costs

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Restructuring costs	56	8	662%
Percentage of revenue	2%	1%
Restructuring costs increased by $48 million, to $56 million in 2023 from $8 million in 2022, primarily due to severance and other payments for a restructuring exercise conducted in June 2023.
Net finance income/ (costs)

(in $ millions, unless otherwise stated)	Year Ended December 31,		2022-2023
	2023	2022	% Change
Finance income	198	107	84%
Finance costs	(99)	(166)	(40)%
Net change in fair value of financial assets and liabilities	(39)	(294)	(87)%
Net finance income/ (costs)	60	(353)	(117)%
Percentage of revenue	3%	25%
Net finance income/ (costs) increased by $413 million, or 117%, to $60 million net finance income in 2023 from $353 million net finance costs in 2022. The movement in net finance income/ (costs) was primarily due to a $255 million decrease in unfavorable fair value adjustments for certain investments, a $91 million increase in interest income due to higher interest rates on our investments and a $67 million decrease in interest costs on our loans and borrowings due to prepayment of the principal amount.
Key Non-IFRS Financial Measures
In addition to the measures presented in our consolidated financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.
We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures under the section titled “—Reconciliation of Non-IFRS Financial Measures.” We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.

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
Regional corporate costs are costs that are not attributed to any of the business segments, including certain costs of revenue, regional research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs. Our regional corporate costs decreased to $350 million in 2024 from $398 million in 2023 and $422 million in 2022. We expect our regional corporate costs to increase in 2025 due to platform investments and increased costs due to transaction growth.
The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Overall Total Segment Adjusted EBITDA	663	376	(371)	76%	(202)%
Deliveries	196	81	(390)	140%	(121)%
Mobility	569	466	297	22%	57%
Financial services	(105)	(170)	(278)	(38)%	(39)%
Others	3	(1)	(*)	(610)%	364%
*Amount less than $1 million
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions and (x) other items not indicative of our ongoing operating performance. Starting from January 1, 2024, realized foreign exchange gain (loss) is additionally excluded from Adjusted EBITDA (as compared to only unrealized foreign exchange gain (loss) in previous reports). We believe that this change enhances the comparison of our company with certain of our peers. Adjusted EBITDA for all periods presented in this annual report reflect this new definition of Adjusted EBITDA.
Legal, tax and regulatory settlement provisions
Legal, tax and regulatory settlement provisions are primarily related to certain significant legal proceedings, tax and regulatory settlements that we do not expect to incur on a recurring basis. These matters often span extended time periods, and are unpredictable in timing and magnitude. Accordingly, they are distinct from routine legal, tax and regulatory expenses incurred in our normal course of operations.

Adjusted Free Cash Flow
Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business. Adjusted Free Cash Flow is a metric we use to monitor business performance and assess cash flow activity, other than lending and digital banking deposit activities. We believe this metric is a useful indicator for comparison with the cash flow reporting of certain of our peers.

Reconciliation of Non-IFRS Financial Measures
The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted Free Cash Flow.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2024	2023 (Recast)	2022 (Recast)
Loss for the year	(158)	(485)	(1,740)
Income tax expense	63	19	6
Share of loss of equity-accounted investees (net of tax)	8	7	8
Net finance (income)/costs (including foreign exchange (gain) loss)	(81)	(60)	353
Operating loss	(168)	(519)	(1,373)
Net other income	(13)	(17)	(15)
Depreciation and amortization	147	145	150
Share-based compensation expenses	279	304	412
Impairment losses on goodwill and non-financial assets	—	*	5
Restructuring costs	14	56	8
Legal, tax and regulatory settlement provisions	54	9	20
Adjusted EBITDA	313	(22)	(793)
Regional corporate costs	350	398	422
Total Segment Adjusted EBITDA	663	376	(371)

Segment Adjusted EBITDA
Deliveries	196	81	(390)
Mobility	569	466	297
Financial Services	(105)	(170)	(278)
Others	3	(1)	(*)
Total Segment Adjusted EBITDA	663	376	(371)

*Amount less than $1 million

Adjusted Free Cash Flow

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2024	2023	2022
Net cash from/ (used in) operating activities	852	86	(798)
Less: Capital expenditures**	(149)	(140)	(134)
Free Cash Flow	703	(54)	(932)
Changes in:
- Loan receivables in the financial services segment	276	184	110
- Deposits from customers in the banking business	(843)	(364)	(3)
Adjusted Free Cash Flow	136	(234)	(825)
** Includes cash outflow for certain assets acquired using lease arrangements
Financial Measures by Business Segment
Deliveries
The table below highlights key financial measures for our deliveries segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	1,493	1,310	724	14%	81%
Segment Adjusted EBITDA	196	81	(390)	140%	NM
Segment Adjusted EBITDA as a % of GMV	1.7%	0.8%	(3.9)%
Our deliveries segment had a 14% increase in revenue of $183 million from $1.3 billion in 2023 to $1.5 billion in 2024. The strong growth was primarily due to increasing consumer demand, an increase of $70 million in contributions from Jaya Grocer, and an increase of $57 million in contributions from advertising. Additionally, Segment Adjusted EBITDA improved to $196 million in 2024 from $81 million in 2023. This was primarily attributable to a revenue growth of $183 million in the deliveries segment, partially offset by an increase of $25 million in marketing costs for this segment. The revenue growth was also due to the further adoption of key affordability and high value product initiatives, as well as newer features such as Group Orders and Dine Out, as we expand our product offerings and increase platform engagement.
Mobility
The table below highlights key financial measures for our mobility segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	1,047	871	643	20%	36%
Segment Adjusted EBITDA	569	466	297	22%	57%
Segment Adjusted EBITDA as a % of GMV	8.6%	8.6%	7.2%
Our mobility segment grew in 2024 from 2023, driven primarily by strong demand across key markets and our expansion into more affordable mobility options. We continued to increase active driver supply and enhance the productivity of our driver-partners to meet growing demand levels. Monthly active driver supply has surpassed pre-COVID supply levels. Our revenue increased by 20% to $1.0 billion in 2024 from $871 million in 2023, signaling demand growth and underlining strong unit economics fundamentals in our mobility segment. Additionally, Segment Adjusted EBITDA improved to $569 million in 2024 from $466 million in 2023. This was primarily attributable to the revenue growth of $175 million in the mobility segment, partially offset by an increase of $17 million in marketing costs for this segment.

Financial Services
The table below highlights key financial measures for our financial services segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	253	177	64	44%	175%
Segment Adjusted EBITDA	(105)	(170)	(278)	(38)%	(39)%
Segment Adjusted EBITDA as a % of revenue	(41.4)%	(96.3)%	(432.2)%
Our financial services segment grew significantly in 2024 as compared to 2023 as we rolled out more new offerings. Our revenue for this segment increased from $177 million in 2023 to $253 million in 2024. The strong growth was primarily attributed to a $41 million increase from our lending businesses, and a $29 million increase from our digital banking and payment businesses. Additionally, Segment Adjusted EBITDA improved to $(105) million in 2024 from $(170) million in 2023, attributable to the revenue growth of $77 million in the financial services segment, along with reductions in overhead expenses of $24 million for this segment as we continued to optimize costs. These were partially offset by an increase in costs of $35 million for this segment as we continued to ramp our recently launched and expanded digital banking business.
Others
The table below highlights key financial measures for our others segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	4	1	2	166%	(41)%
Segment Adjusted EBITDA	3	(1)	*	NM	NM
Segment Adjusted EBITDA as a % of revenue	78.7%	(41.0)%	(5.2)%
* Amount less than $1 million
The others segment generated revenue of $4 million and $1 million in 2024 and 2023, respectively. Additionally, Segment Adjusted EBITDA was $3 million in 2024 and $(1) million in 2023.
Key Operating Metrics
Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
The table below sets forth key operating metrics for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023	2022	% Change	% Change
On-demand GMV	18,364	15,785	14,113	16%	12%
Group MTUs (monthly average in millions)	41.3	35.5	32.7	16%	8%
On-demand GMV per MTU	494	506	500	(2)%	1%
Partner incentives	755	682	801	11%	(15)%
Consumer incentives	1,088	907	1,169	20%	(22)%
Loan portfolio	536	326	185	64%	76%

On-Demand Gross Merchandise Value
On-demand GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. On-demand GMV refers to the sum of GMV of the mobility and deliveries segments. As part of the segment reporting changes beginning on January 1, 2024, we have discontinued the reporting of GMV for our financial services segment, consistent with our strategic focus on ecosystem transactions and lending activities, and we limit our GMV reporting to our on-demand businesses. GMV provides useful information to investors as it represents the amount of a customer’s spending that is being directed through our platform. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time.
We achieved overall growth in on-demand GMV of 16% from $15.8 billion in 2023 to $18.4 billion in 2024. Deliveries GMV increased 13% to $11.7 billion in 2024 from $10.4 billion in 2023. Mobility GMV increased 23% to $6.6 billion in 2024 from $5.4 billion in 2023. We believe that we have a strong opportunity to continue growing on-demand GMV due to the extent of the market opportunity and initiatives to re-accelerate growth, along with our platform advantages.
The table below sets forth on-demand GMV, deliveries GMV and mobility GMV for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
On-demand GMV	18,364	15,785	14,113	16%	12%
Deliveries GMV	11,724	10,365	10,007	13%	4%
Mobility GMV	6,640	5,420	4,106	23%	32%
Monthly Transacting Users
MTU is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. Overall Group MTUs increased by 5.8 million, or 16%, to 41.3 million in 2024 from 35.5 million in 2023. The increase in on-demand MTUs signaled demand growth as evidenced by an increase in deliveries and mobility MTUs. Financial services MTUs grew due to deeper on-platform penetration driven by growth in deliveries and mobility MTUs, and our digital banking business.
The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023	2022	% Change	% Change
Group MTUs	41.3	35.5	32.7	16%	8%
Deliveries MTUs	21.7	19.1	19.4	14%	(2)%
Mobility MTUs	25.3	20.4	16.3	24%	25%
Financial Services MTUs	26.4	23.3	21.3	13%	9%
On-demand Gross Merchandise Value per Monthly Transacting User
On-demand GMV per MTU declined 2% to $494 in 2024 from $506 in 2023, with mobility GMV per MTU declining by 1% to $263 in 2024 from $266 in 2023, and deliveries GMV per MTU declining 1% to $539 in 2024 from $543 in 2023. The declines in on-demand GMV per MTU are consistent with our effort to improve affordability of our services which in turn has driven higher transaction volume.
The table below sets forth on-demand GMV per MTU for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023	2022	% Change	% Change
On-demand GMV per MTU	494	506	500	(2)%	1%
Deliveries GMV per MTU	539	543	516	(1)%	5%
Mobility GMV per MTU	263	266	252	(1)%	6%

Partner Incentives and Consumer Incentives
Partner and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.
Partner Incentives
The table below sets forth partner incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Overall partner incentives	755	682	801	11%	(15)%
Deliveries	482	448	599	8%	(25)%
Mobility	273	234	202	17%	16%
% of on-demand GMV	4%	4%	6%	NM	NM
Financial Services	*	*	*	NM	NM
Others	—	*	*	NM	NM
*Amount less than $1 million
Consumer Incentives
The table below sets forth consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Overall consumer incentives	1,088	907	1,169	20%	(22)%
Deliveries	829	712	966	16%	(26)%
Mobility	244	176	115	39%	54%
% of on-demand GMV	6%	6%	8%	NM	NM
Financial Services	15	19	88	(21)%	(78)%
Others	*	*	*	NM	NM
* Amount less than $1 million

Partner and Consumer Incentives
The table below sets forth partner and consumer incentives by segment for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023	2022	% Change	% Change
Overall partner and consumer incentives	1,843	1,589	1,970	16%	(19)%
Deliveries	1,311	1,160	1,565	13%	(26)%
Mobility	517	410	317	26%	29%
Financial Services	15	19	88	(20)%	(78)%
Others	*	*	*	NM	NM
* Amount less than $1 million

Loan Portfolio
Our total loan portfolio outstanding increased by $210 million, or 64%, from $326 million as of December 31, 2023 to $536 million as of December 31, 2024, as we continued to focus on lending to our ecosystem partners through our lending business and digital banking business. Our loan portfolio represents the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.
The table below sets forth loan portfolio for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023	2022	% Change	% Change
Loan portfolio	536	326	185	64%	76%
Key Operating Metrics by Business Segment
Deliveries
The table below highlights key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	1,493	1,310	724	14%	81%
Segment Adjusted EBITDA	196	81	(390)	140%	NM
GMV	11,724	10,365	10,007	13%	4%
MTUs (monthly average in millions)	21.7	19.1	19.4	14%	(2)%
Partner incentives	(482)	(448)	(599)	8%	(25)%
Consumer incentives	(829)	(712)	(966)	16%	(26)%
The revenue growth for our deliveries segment in 2024 was primarily driven by GMV growth from our food deliveries business, as well as growing contributions from Jaya Grocer and advertising business. Our food deliveries business GMV increased by $836 million, or 11%, while Jaya Grocer GMV increased by $74 million, or 18%, and advertising business GMV increased $59 million, or 31%, in 2024 as compared to 2023. The revenue growth for our deliveries segment in 2023 was driven by our disciplined approach in reducing incentives and a change in business model of certain deliveries offerings in one of our markets which changed the revenue accounting from an agent to a principal based model. Our deliveries revenue benefited by $183 million in 2023 as compared to 2022, from the business model change. For our agent-based business models, we generate revenue through commissions from driver- and merchant-partners, calculated as a percentage of the total dollar value and delivery fee of each GrabFood, GrabKitchen, GrabMart, and GrabExpress order. For GrabKios, we generate revenue by charging a commission on the total value of goods sold by GrabKios agents. Our partner and consumer incentives for deliveries segment were 11%, 11% and 16% of deliveries GMV in 2024, 2023 and 2022, respectively.
Mobility
The table below highlights key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	1,047	871	643	20%	36%
Segment Adjusted EBITDA	569	466	297	22%	57%
GMV	6,640	5,420	4,106	23%	32%
MTUs (monthly average in millions)	25.3	20.4	16.3	24%	25%
Partner incentives	(273)	(234)	(202)	17%	16%
Consumer incentives	(244)	(176)	(115)	39%	54%

The revenue growth for our mobility segment in 2024 was primarily driven by growth in domestic demand and inbound international tourist demand, which were reflected in increased mobility GMV and mobility MTUs in 2024. Revenue from lease payments from our rentals business is also included in our mobility segment revenues. With the easing and eventual removal of travel and movement restrictions in 2023 and 2022, there was an increased demand for mobility offerings, which was reflected in increased mobility GMV in 2023 and 2022 which drove the growth in revenue. Our partner and consumer incentives for mobility segment remained stable at 8% of mobility GMV in 2024, 2023 and 2022, respectively.
Financial Services
The table below highlights the key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	253	177	64	44%	175%
Segment Adjusted EBITDA	(105)	(170)	(278)	(38)%	(39)%
MTUs (monthly average in millions)	26.4	23.3	21.3	13%	9%
Partner incentives	*	*	*	NM	NM
Consumer incentives	(15)	(19)	(88)	(21)%	(78)%
Loan portfolio	536	326	185	64%	76%
*Amount less than $1 million

The revenue growth for our financial services segment in 2024 was primarily attributed to a $41 million growth in our lending businesses through our ecosystem partners and users, and a $29 million growth in our digital banking and payment businesses. Additionally, Segment Adjusted EBITDA improved to $(105) million in 2024 from $(170) in 2023, attributable to the revenue growth of $77 million, along with reductions in overhead expenses of $24 million as we continue to optimize costs. These were partially offset by an increase in costs of $35 million as we continued to ramp up our digital banking business. The revenue growth for our financial services segment in 2023 was primarily attributed to an increase of $87 million in our digital banking business and payment business, and a $15 million growth in our lending businesses.
Others
The table below highlights the key operating metrics which drive our revenue for the others segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,			2023-2024	2022-2023
	2024	2023 (Recast)	2022 (Recast)	% Change	% Change
Revenue	4	1	2	166%	(41)%
Segment Adjusted EBITDA	3	(1)	*	NM	NM
Partner incentives	—	*	*	NM	NM
Consumer incentives	*	*	*	NM	NM
*Amount less than $1 million
B.Liquidity and Capital Resources
Our principal sources of liquidity have been cash and cash equivalents generated from operating activities, loan facilities and equity financing at the subsidiary level.
As of December 31, 2024 and 2023, our assets exceeded our liabilities by $6.4 billion and $6.5 billion, respectively. We incurred a net loss after tax of $0.2 billion and $0.5 billion in 2024 and 2023, respectively. In addition, we had accumulated losses of $17.3 billion as of December 31, 2024.

Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of change in their fair value and are used to manage short-term commitments. Marketable securities consist primarily of investment-grade corporate bonds. Restricted cash and non-current deposits comprise deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection with certain contractual obligations and advances received in connection with our electronic wallet or e-wallet services. Our cash and cash equivalents are denominated in U.S. dollars as well as in local currencies of the markets in which we operate.
In February 2024, we announced the authorization of a share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. The proposed repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of our Class A ordinary shares, among other factors, and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may amend the terms and size of the program. We have funded, and intend to continue to fund any repurchases with excess cash after allocating and potentially allocating for investments to drive growth. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares. In 2024, pursuant to this program, we repurchased 67 million Class A ordinary shares for an aggregate consideration of $226 million. As of December 31, 2024, $274 million authorized under the share repurchase program remains available for use under the program.
In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility.
We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements, capital expenditures and other liquidity requirements in the ordinary course of business for a period of at least twelve months from the date hereof and beyond. We intend to finance our future working capital requirements, capital expenditures and other liquidity requirements from cash generated from operating activities and funds raised from financing activities. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating or financial covenants that restrict our operations.
The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2024	2023	2022
Net cash flow	(150)	1,187	(2,982)
Net cash provided by/ (used in) operating activities	852	86	(798)
Net cash (used in)/ provided by investing activities	(231)	1,871	(1,062)
Net cash used in financing activities	(771)	(770)	(1,122)
Operating Activities
Net cash provided by operating activities was $852 million in 2024, primarily consisting of $95 million of loss before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $279 million, depreciation expense of $122 million, finance cost of $106 million, net impairment loss on financial assets of $95 million, and amortization of intangible assets of $25 million. Additionally, this was adjusted for finance income of $187 million, which mainly related to interest income from investing activities. The net change in operating assets and liabilities was primarily the result of a $843 million increase in deposits from customers in the banking business through increased customer outreach and a $120 million increase in trade payables and other liabilities largely due to accrued expenses, partially offset by a $276 million increase in loan receivables in the financial services segment through leverage on our ecosystem and users for lending activities and a $97 million increase in trade and other receivables due to timing of collections. Additionally, there was $58 million paid for taxes.

Net cash provided by operating activities was $86 million in 2023, primarily consisting of $466 million of loss before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $304 million, depreciation expense of $128 million, finance cost of $99 million, net impairment loss on financial assets of $72 million, fair value loss on investments of $39 million, and amortization of intangible assets of $17 million. Additionally, this was adjusted for finance income mainly related to interest income of $198 million from investing activities. The net change in operating assets and liabilities was primarily the result of a $364 million increase in deposits from customers in the banking business through increased customer outreach, partially offset by a $184 million increase in loan receivables in the financial services segment through leverage on our ecosystem and users for lending activities. Additionally, there was $45 million paid for taxes.
Net cash used in operating activities was $798 million in 2022, primarily consisting of $1,734 million of loss before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $412 million, fair value loss on investments of $294 million, finance cost of $166 million, depreciation expense of $129 million, net impairment loss on financial assets of $58 million, and amortization of intangible assets of $21 million. This was offset by an adjustment for finance income mainly related to interest income of $107 million under investing activities. The net change in operating assets and liabilities was primarily the result of a $110 million increase in loan receivables in the financial services segment through leverage on our ecosystem and users for lending activities and a $50 million increase in trade and other receivables due to timing of collections and prepayments, partially offset by a $128 million increase in trade payables and other liabilities due to timing of payments and a $3 million increase in deposits from customers in the banking business. Additionally, there was $26 million paid for taxes.
Investing Activities
Net cash used in investing activities was $231 million in 2024, primarily consisting of $362 million for the acquisition of other investments, $113 million for the purchases of property, plant and equipment and intangible assets, $43 million for the acquisition of additional interests in associate and $23 million for the acquisition of subsidiaries, net of cash acquired. These cash outflows were partially offset by cash interest received of $191 million, receipt of co-investing arrangement loan receivable of $93 million and proceeds from the sale of property, plant and equipment of $26 million.
Net cash provided by investing activities was $1,871 million in 2023, primarily consisting of $1.8 billion of net proceeds from other investments, cash interest received of $183 million and proceeds from the sale of property, plant and equipment of $28 million. These cash inflows were partially offset by $92 million for the purchases of property, plant and equipment and intangible assets.
Net cash used in investing activities was $1,062 million in 2022, primarily consisting of $683 million for the acquisition of other investments, $168 million for the acquisition of subsidiaries, $109 million in share subscriptions in associates and $98 million in disbursal of co-investing arrangement loan receivable. Additionally, $74 million was used for the purchases of property, plant and equipment and intangible assets. These cash inflows were partially offset by proceeds from the sale of property, plant and equipment of $12 million, cash interest received of $55 million and proceeds from sale of an associate of $3 million.
Financing Activities
Net cash used in financing activities was $771 million in 2024, primarily consisting of $635 million repayment of bank loans, $226 million repurchase and retirement of Class A ordinary shares, $60 million acquisition of non-controlling interests without change in control, $46 million for the payment of lease liabilities and $34 million interest paid. These uses of cash were partially offset by $120 million in proceeds from bank loans, $49 million in the release of deposits pledged, an additional $36 million in proceeds from subscription of shares in subsidiaries by non-controlling interests without a change in control and $25 million of proceeds from share-based payment arrangements.
Net cash used in financing activities was $770 million in 2023, primarily consisting of $765 million repayment of bank loans, $80 million interest paid, $39 million for the payment of lease liabilities and $27 million in acquisition of non-controlling interests without a change in control. These uses of cash were partially offset by $116 million in proceeds from bank loans, $16 million of proceeds from share-based payment arrangements and an additional $10 million in proceeds from subscription of shares in subsidiaries by non-controlling interests without a change in control.

Net cash used in financing activities was $1,122 million in 2022, primarily consisting of $1.0 billion repayment of bank loans, $160 million interest paid, $39 million payment of share listing and associated expenses, $35 million for the payment of lease liabilities, $15 million in acquisition of non-controlling interests without a change in control and $3 million for deposits pledged. These uses of cash were partially offset by $109 million in proceeds from bank loans, an additional $32 million in proceeds from subscription of shares in subsidiaries by non-controlling interests without a change in control and $8 million of proceeds from share-based payment arrangements.
Capital Expenditures
Our capital expenditures amounted to $113 million, $92 million and $74 million in 2024, 2023 and 2022, respectively. Our historical capital expenditures are primarily related to our facilities and procurement of our vehicle fleet, primarily across Singapore and Indonesia. We anticipate increased capital expenditures in line with business growth, driven by fleet upgrades including more electric and hybrid vehicles, and continued platform investments to enhance customer experience and technology.
Indebtedness
The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of December 31, 2024, 2023 and 2022:

(in $ millions, unless otherwise stated)	As of December 31,
	2024	2023	2022
Current maturities of long-term liabilities
Bank loans and term loans	90	87	83
Long-term liabilities—net of current maturities
Bank loans and term loans	116	544	1,096
Total	206	631	1,179
In January 2021, we entered into a $2.0 billion Term Loan B Facility. Borrowings under the Term Loan B Facility bore interest at a floating rate equal to either, at our option, (i) a base rate, subject to a 1.00% floor, plus a margin of 3.50% per annum or (ii) a Eurodollar rate, subject to a 1.00% floor, plus a margin of 4.50% per annum. The Term Loan B Facility was scheduled to mature on January 29, 2026. In 2022, we repurchased and canceled the Term Loan B in the aggregate principal amount of $853 million for an aggregate consideration of $838 million. In February 2023, we further prepaid $600 million of the principal amount of Term Loan B. In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility amounting to $497 million.
As of December 31, 2024, we and our subsidiaries had credit facilities of an aggregate of $377 million, and $206 million was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness. A majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Singapore and Indonesia. These financings are on arm’s-length terms with an average duration of five years and interest rates of up to 10%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes. One of such facilities is an aggregate of $144 million (the “Maybank Facilities”), entered into based on letters of blanket hire purchase facility with Malayan Banking Berhad, by one of our subsidiaries, Grab Rentals Pte. Ltd. As of December 31, 2024, $126 million was drawn and $108 million was outstanding under the Maybank facilities, with $18 million available for future drawdown. The Maybank Facilities are secured against vehicles we rent to driver-partners in Singapore and have tiered interest rates ranging between 1.8% and 2.08% with an average duration of five years. In addition, one of our subsidiaries, Jaya Grocer Holdings Sdn. Bhd., has entered into facilities with an aggregate of $17 million (the “Maybank Islamic Facilities”) with Malayan Islamic Berhad, of which $9 million was drawn and outstanding as of December 31, 2024. The Maybank Islamic Facilities are secured by a corporate guarantee from the subsidiary and carry interest rates based on cost of funds plus 1.25% to 1.5%, or base financing rate less 2%, with an average duration of five years.

Contractual and Other Obligations
The following table summarizes our key contractual obligations and commitments as of December 31, 2024:

(in $ millions, unless otherwise stated)	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
Bank loans and term loans(1)	221	93	128	—
Lease liabilities commitments	218	42	90	86
Non-cancelable purchase obligations(2)	563	102	461	—
Notes:
(1)Each item includes expected interest payments.
(2)Non-cancelable purchase obligations pertaining to the purchase of data processing and technology platform infrastructure services.
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
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Our Approach” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.

D.Trend Information
Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Notes 3.4, 4.3, 4.9(v) and 4.11 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Name	Age	Position/Title
Anthony Tan Ping Yeow	43	Founder, Chairman and Chief Executive Officer
Alex Hungate	58	President and Chief Operating Officer
Peter Oey	54	Chief Financial Officer
Ong Chin Yin	50	Chief People Officer and Director
Suthen Thomas Paradatheth	43	Chief Technology Officer
Philipp Kandal	42	Chief Product Officer
John Rogers	56	Independent Director
Dara Khosrowshahi	55	Independent Director
Ng Shin Ein	50	Independent Director
Daniel Yun	53	Independent Director
David Loh	61	Independent Director
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

Alex Hungate joined us in January 2022. Serving as our President and Chief Operating Officer, Mr. Hungate leads the Mobility, Deliveries and Financial Services businesses, as well as country operations, marketing, and the Grab commercial and support functions across our group. Prior to joining us, Mr. Hungate served as President and Chief Executive Officer of SATS (SGX S58), with responsibility for leading the SATS group, where he had served since January 2014. Mr. Hungate joined the SATS board of directors as an independent director in July 2011, before becoming an executive director and a member of the board’s executive committee in July 2013. From August 2010 to July 2013, Mr. Hungate served as Chief Executive Officer of HSBC Singapore. Mr. Hungate joined HSBC in 2007 as Group Managing Director of Personal Financial Services and Marketing, based in London. Mr. Hungate also served as the Managing Director, Asia Pacific for Reuters, based in Hong Kong, from August 2005 to August 2007. Between 1994 and 2005, Mr. Hungate was based in New York with Reuters where he held various roles, including Co-Chief Executive Officer, Americas and Global Chief Marketing Officer. From September 1989 to July 1991, Mr. Hungate worked at Booz, Allen & Hamilton, a strategy consultancy, in London. Mr. Hungate serves as a member of Singapore's Future Economy Advisory Panel. He also served as a board member of the Singapore Economic Development Board (EDB) for six years until January 2024, and a non-executive director of UOB Group for four years before he joined Grab. Mr. Hungate received a degree in engineering, economics and management from Oxford University in 1989 and graduated as a Baker Scholar from the MBA program at Harvard Business School in 1993.
Peter Oey has served as our Chief Financial Officer since April 2020 and leads financial operations, corporate accounting and reporting, treasury, financial planning and analysis, investor relations, tax, Sarbanes-Oxley Act compliance and procurement. In addition to this, Mr. Oey also oversees our corporate finance and legal functions. Prior to joining us, Mr. Oey served as Chief Financial Officer of LegalZoom.com, Inc., a platform of online legal solutions for small businesses and individuals, from December 2014 to April 2020. From March 2012 to November 2014, Mr. Oey served as Chief Financial Officer of Mylife.com, a U.S. consumer internet business. Between December 1996 and March 2012, Mr. Oey held several financial leadership positions at Activision Blizzard, Inc., a NASDAQ-listed interactive entertainment company, including serving as Vice President and Corporate Controller from July 2008 to March 2012, Senior Director of Global Financial Systems & Processes from March 2006 to July 2008, Senior Director of Finance, Europe from July 2000 to October 2001 and Director of Finance—Asia Pacific from December 1996 to June 2000. Mr. Oey received a bachelor’s degree in economics with a major in accounting from the University of Sydney in 1991. He is a fellow certified practicing accountant registered in Australia and a member of the Institute of Singapore Chartered Accountants.
Ong Chin Yin has served as our Chief People Officer since November 2015, and leads the People Operations, Grabber Technology Solutions, Corporate Real Estate and Security teams. Ms. Ong was appointed as a director with effect from January 1, 2024 for a term until March 31, 2025, subject to renewal. Prior to joining us, Ms. Ong was Regional HR Director—Asia, Middle East & Africa for DXC Technology (previously known as CSC) from July 2014 to October 2015. Previously, Ms. Ong was Head of HR—Asia Pacific for Orange Business Services from December 2007 to June 2014. From 2005 to 2007, Ms. Ong was Director of Human Resources, Asia Pacific for F5 Networks. From 2003 to 2005, Ms. Ong was HR Manager, Greater China for Hyperion Solutions (acquired by Oracle) and was based in Shanghai. Ms. Ong obtained a Bachelor of Social Science (with Honors) and Psychology degree from the National University of Singapore in 1997.
Suthen Thomas Paradatheth has served as our Chief Technology Officer (CTO) since October 1, 2022, and oversees our technology teams across our Deliveries, Mobility and Financial Services businesses, as well as our cybersecurity function. Prior to this, Mr. Paradatheth was the Chief Technology Officer of Mobility, Automation and Platform Excellence, Deliveries, and Experiences. He was also our first technical lead when we were founded in 2012. Throughout his time at Grab, he led the development of many Grab products and platforms. He also held operational leadership roles and founded the business operations team. Mr. Paradatheth received a bachelor’s degree in computer software engineering from Multimedia University in 2005, where he graduated with First Class Honors. He also received a master’s degree in Public Policy in 2015 from the Harvard Kennedy School on a twin Fullbright Scholarship and Khazanah Global Scholarship.

Philipp Kandal has served as our Chief Product Officer since February 1, 2023, and oversees the Product, Design and Analytics teams, leading the product vision and strategy for Grab. He also leads Grab’s Geo business, business development, and market intelligence. Mr. Kandal joined Grab in 2019 to lead the engineering and data science teams for Geo, before becoming the head of the Geo organization. In 2022, his scope expanded to oversee the Fulfillment product and tech teams. Mr. Kandal has two decades of experience spanning across technology, engineering and data science. He co-founded and was the CTO of Skobbler, which was acquired by Silicon Valley based Telenav, where he served as Senior VP for Engineering in his last role prior to joining Grab. At Telenav, Mr. Kandal was a part of the executive team, leading the global engineering team of 400+ members. Mr. Kandal has a Master's in Business Administration in Global e-Management from University of Cologne (Köln, Germany). He is an alumnus of the NHH Norwegian School of Economics (Bergen, Norway) and UDEM Universidad de Monterrey (Monterrey, Mexico).
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

Ng Shin Ein has served on GHI’s and then our board of directors since November 2020. Ms. Ng has served as a member of the board of directors of Starhub Limited, a telecom company listed on Singapore Exchange Limited (“SGX”), since September 2018. Ms. Ng has served as a member of the board of directors of Singapore Land Group Limited, a real estate company listed on the SGX, since January 2022. Ms. Ng has served as a member of the board of directors of CSE Global Limited, a global technology company listed on the SGX, since July 2020. Ms. Ng served as a member of the board of directors of Avarga Limited, an investment holding company listed on the SGX with businesses in Southeast Asia and Canada focused on paper, power generation and building materials, from April 2013 to January 1, 2024. Ms. Ng also previously served as a member of the board of directors of NTUC Fairprice Cooperative Limited, a supermarket retailer, from 2008 to 2017, Eu Yan Sang Limited, a wellness company listed on the SGX from 2011 to 2016, and Yanlord Land Limited, a real estate company listed on the SGX from 2006 to 2021, respectively. She also served on the board of directors of Dreamscape Networks Limited, an Australian Securities Exchange (ASX)-listed technology company from 2018 to 2019, before it was acquired. Ms. Ng co-founded and served as managing partner of Gryphus Capital Management Pte Ltd, a pan-Asian private equity firm, in 2010. From 2003 to 2006, Ms. Ng worked at the SGX and also served on the IPO Approval Committee. Ms. Ng was admitted as an advocate and solicitor of the Singapore Supreme Court in 1998 and practiced as an M&A lawyer in Messrs. Lee & Lee. Ms. Ng also serves as Singapore’s Non-Resident Ambassador to the Republic of Hungary, a post she has held since 2015, and has served on the Board of Governors of the Singapore International Foundation since 2016. Ms. Ng holds a Bachelor of Laws (Honours) from Queen Mary and Westfield College, University of London, obtained in 1996 and a Postgraduate Diploma in Singapore Law from the National University of Singapore, obtained in 1997.
Daniel Yun has served on our board of directors since April 2024. Mr. Yun has served as the Chief Executive Officer of KakaoBank, South Korea's leading digital banking institution, since April 2016. Prior to that, Mr. Yun was the head of Kakao Mobile Bank Task Force Team from January 2015 to March 2016 and the head of management support division at Daum, a South Korean web portal, from January 2010 to December 2014. Mr. Yun obtained a Bachelor of Business Administration from Hanyang University in 1997.
David Loh has served on our board of directors since April 2024. Mr. Loh has been a Principal and Director of Centurion Global Ltd, a controlling shareholder of Centurion Corporation Ltd (SGX Stock Code:OU8), since April 2008. He serves as Joint Chairman of the Board of Centurion Corporation Ltd, and also Chairman of the Executive Committee of the company. He previously worked at UOB Kay Hian Pte Ltd (formerly known as Kay Hian Pte Ltd) where his last position was Director (Business Development Consultant) from July 2009 to March 2010. From July 1999 to October 2001, Mr. Loh served as a Managing Director (Management) at UOB Kay Hian (Hong Kong) Ltd (formerly known as Kay Hian Overseas Securities Ltd). Mr. Loh obtained a Bachelor of Science from the University of Oregon in 1988.
B.Compensation
Compensation of Directors and Executive Officers
In 2024, we paid an aggregate of $8 million in cash compensation and benefits in kind to our directors and executive officers as a group. None of our directors or executive officers receives pension, retirement or other similar benefits from us, and we have not set aside or accrued any amount to provide such benefits to our directors or executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass).
For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements
Mr. Tan is party to an employment agreement with us, which has been amended and restated on March 8, 2025. Under the employment agreement, Mr. Tan serves as Founder, Chairman and Chief Executive Officer of the Company. The employment agreement provides for an initial term of employment of three years, with two-year renewals, upon mutual agreement between the parties on the terms and conditions of such renewal, and subject to earlier termination due to Mr. Tan’s death or disability, a termination by us with or without cause, or a resignation by Mr. Tan with or without good reason. In the event that Mr. Tan’s employment is terminated by us without cause, Mr. Tan resigns with good reason, or Mr. Tan’s employment is terminated due to his death or disability, Mr. Tan would be entitled to receive certain severance payments and benefits from us, subject to his entrance into an effective mutual release of claims and continued compliance with any applicable post-termination restrictive covenants (other than in the case of his death). Mr. Tan’s employment agreement also includes certain restrictive covenants, which include confidentiality and non-disclosure restrictions, non-competition and non-solicitation restrictions that apply during the term and for certain periods following specified terminations of employment, an inventions assignment provision, and certain rights to indemnification by us.
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
2021 Equity Incentive Plan
In April 2021, our board of directors adopted, and our shareholders approved, the GHL 2021 Equity Incentive Plan, which was amended and restated (as approved by our board of directors and our shareholders) in September 2021. The plan became effective on December 1, 2021 and was further amended and restated (as approved by our board of directors) in November 2023. The following summarizes the material terms of the GHL 2021 Equity Incentive Plan, as amended and restated (the “2021 Plan”).

Shares Subject to the Plan. Initially, the maximum number of Ordinary Shares that may be issued under the 2021 Plan after it becomes effective is 342,568,055. In addition, the number of Ordinary Shares reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to five percent (5%) of the total number of Ordinary Shares that are outstanding (on a fully diluted basis) on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or a committee thereof. For January 1, 2022, January 1, 2023, January 1, 2024 and January 1, 2025, the Compensation Committee determined that there shall be no increase, a 200 million increase, a 218 million increase and a 80 million increase, respectively, in the number of Ordinary Shares that may be issued under the 2021 Plan. Therefore, as of the date of this annual report, the maximum number of Ordinary Shares that may be issued under the 2021 Plan, including past and future issuances, is 840,568,055.
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
2021 Equity Stock Purchase Plan
In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Stock Purchase Plan (the “ESPP”). The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Internal Revenue Code (the “Code”) and a non-Section 423 component, which need not qualify under Section 423 of the Code. The ESPP became effective on December 1, 2021. As of the date of this annual report, 11,369,230 Class A Ordinary Shares have been issued under the 2021 ESPP. The following summarizes the material terms of the ESPP.
Shares Subject to the Plan. Initially, the maximum number of Class A Ordinary Shares that may be issued under the ESPP after it becomes effective is two percent (2%) of the total number of Ordinary Shares that are outstanding upon consummation of the Business Combination, which maximum number is equal to 74,821,802. In addition, the number of Class A Ordinary Shares reserved for issuance under the ESPP will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to one percent (1%) of the total number of Ordinary Shares that are outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the administrator. For January 1, 2022, January 1, 2023 and January 1, 2025, the Compensation Committee determined that there shall be no increase in the number of Class A Ordinary Shares reserved for issuance under the ESPP. For January 1, 2024, the Compensation Committee determined that there shall be an increase of 20 million Class A Ordinary Shares under the ESPP. As a result, as of the date of this annual report, the maximum number of Class A Ordinary Shares that may be issued under the ESPP, including past and future issuances, is 94,821,802.
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
Share Award Grants
The share awards that have been granted under the 2021 Plan are service-based or performance-based. Service-based awards vest in equal portions over a prescribed service period, and performance-based awards vest upon the satisfaction of both service-based and performance-based conditions. A performance-based award will not vest if none of the performance conditions are met even though the service-based conditions are met.

Excluding the Substitute Awards, as of February 15, 2025, the outstanding service-based awards under the 2021 Plan include options to purchase 7,296,219 Class A Ordinary Shares, RSUs with respect to 117,958,437 Class A Ordinary Shares, RSUs with respect to 15,776,755 Class B Ordinary Shares, and 4,920,000 restricted shares with respect to Class B Ordinary Shares. With respect to the Substitute Awards, as of February 15, 2025, options to purchase 5,291,019 Class A Ordinary Shares and 28,619,682 Class B Ordinary Shares, and RSUs with respect to 4,294,800 Class A Ordinary Shares were outstanding. To the extent that any Substitute Awards expire or are terminated prior to exercise, the shares reserved for issuance pursuant thereto will not become available for issuance under the 2021 Plan.
As of February 15, 2025, performance-based RSUs in respect of up to 7,044,960 Class A Ordinary Shares and 8,428,000 Class B Ordinary Shares were outstanding.
Share Awards Held by Our Directors and Executive Officers
As of February 15, 2025, there were a total of 36,787,761 Ordinary Shares underlying outstanding service-based options, RSUs and restricted shares, and up to 8,428,000 Class B Ordinary Shares underlying performance-based RSUs that were held by the executive officers and directors as a group, which included the following:
•Anthony Tan Ping Yeow had (i) outstanding service-based options to purchase a total of 12,130,207 Class B Ordinary Shares, with per-share exercise price of $1.90, grant date of December 31, 2019, and expiration date of December 31, 2029, (ii) outstanding service-based restricted shares with respect to a total of 4,920,000 of Class B Ordinary Shares with a grant date of March 15, 2024 (iii) outstanding service-based RSUs with respect to a total of 6,409,134 of Class B Ordinary Shares with grant dates that range from March 15, 2022 to March 15, 2024; and (iv) outstanding performance-based RSUs in respect of up to 4,218,000 Class B Ordinary Shares with the grant date of January 16, 2024. On March 8, 2025, Mr. Tan was granted a performance-based stock option to purchase up to 6,198,347 Class B Ordinary shares with per-share exercise price of $4.59.
•Peter Oey, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from April 30, 2020 to March 15, 2024; and (ii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•Ong Chin Yin, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.48 to $2.32, grant dates that range from August 26, 2016 to September 19, 2020, and expiration dates that range from August 25, 2026 to December 13, 2029, (ii) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from April 5, 2021 to March 15, 2024, and (iii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•Alex Hungate, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from February 15, 2022 to March 15, 2024, and (ii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•Suthen Thomas Paradatheth, who owned less than 1% of the outstanding Ordinary Shares. had (i) outstanding service-based options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.67 to $2.32, grant dates that range from November 24, 2017 to September 22, 2020, and expiration dates that range from November 23, 2027 to September 22, 2030, (ii) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from March 30, 2020 to March 15, 2024, and (iii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;

•Philipp Kandal, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based RSUs with respect to Class A and Class B Ordinary shares with grant dates that range from September 30, 2020 to March 15, 2024, and (ii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•John Rogers, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of March 15, 2024;
•Dara Khosrowshahi did not have any outstanding options, RSUs or restricted shares in respect of Ordinary Shares;
•Ng Shin Ein, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of March 15, 2024;
•Daniel Yun, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of May 15, 2024; and
•David Loh, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of May 15, 2024.
C.Board Practices
Board of Directors
Our board of directors consists of seven directors as of the date of this annual report. Of these seven directors, five are independent. These independent directors were selected and approved by our nominating committee through a process that sought to find diversity of experience, expertise and perspectives, as well as deep understandings of different businesses, practices and markets relevant to our operations. The number of directors may be increased to up to nine or reduced to any number smaller than nine, if and as determined by the holders of a majority of the Class B Ordinary Shares, voting exclusively and as a separate class. A director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of the directors. No non-employee director has a service contract with us that provides for benefits upon termination of service.
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

Terms of Directors and Executive Officers
A majority of our directors are nominated and appointed by the holders of Class B Ordinary Shares voting exclusively and as a separate class. The balance of our directors is elected by the holders of Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Other than Ms. Ong Chin Yin, no director is subject to a term of office and each will hold office until the earliest to occur of the following: (a) the director’s successor has been elected; (b) the director dies, becomes bankrupt or makes any arrangement or composition with his or her creditors; (c) (i) with respect to any director other than Mr. Tan, a licensed medical practitioner who has evaluated that director gives a written opinion to us stating he or she has become physically or mentally incapable of acting as a director and may remain so for more than three months or (ii) with respect to Mr. Tan, a licensed medical practitioner determines that Mr. Tan has a permanent and total disability so that he is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months; (d) such director resigns his or her office by notice in writing to us; or (e) such director is removed as described in the following paragraph. Ms. Ong Chin Yin is subject to a term of office originally until December 31, 2024, which has been renewed and extended until March 31, 2025, subject to further renewal.
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
Audit Committee
The audit committee consists of John Rogers, Ng Shin Ein and Daniel Yun. John Rogers is the chairperson of the audit committee. John Rogers satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of John Rogers, Ng Shin Ein and Daniel Yun satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:
•overseeing the relationship with our independent auditors, including:
•appointing, retaining and determining the compensation of our independent auditors;
•approving auditing and pre-approving non-audit services permitted to be performed by the independent auditors;
•discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;
•reviewing at least annually the qualifications, performance and independence of the independent auditors;
•reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by us and all other material written communications between the independent auditors and management; and
•reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

•overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;
•reviewing and approving significant related party transactions, and reviewing and approving all changes to our related party transactions policy;
•reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of our internal controls;
•overseeing risks and exposure associated with financial matters;
•establishing and overseeing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing and internal control matters; and
•overseeing compliance with environmental, social and governance obligations and standards.
Compensation Committee
The compensation committee consists of Mr. Tan, Ng Shin Ein and David Loh. David Loh is the chairperson of the compensation committee. Each of Ng Shin Ein and David Loh satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules.
The compensation committee is responsible for, among other things:
•reviewing at least annually the goals and objectives of our executive compensation plans, and amending, or recommending that our board of directors amend, these goals and objectives if the committee deems it appropriate;
•reviewing at least annually our executive compensation plans in light of our goals and objectives with respect to such plans, and, if the committee deems it appropriate, adopting, or recommending to our board of directors the adoption of, new, or the amendment of existing, executive compensation plans;
•evaluating at least annually the performance of our executive officers in light of the goals and objectives of our compensation plans, and determining and approving the compensation of such executive officers, provided that Mr. Tan shall not participate in such determination and approval relating to him personally;
•reviewing and approving the implementation or revision of any compensation recoupment, “clawback” or similar policy allowing or requiring the Company to recoup compensation paid to executive officers and other employees and be responsible for the oversight and administration of any such policies;
•evaluating periodically the appropriate level of compensation for our board of directors and committee service by non-employee directors;
•reviewing and approving any severance or termination arrangements to be made with any executive officer, provided that Mr. Tan shall not participate in such determination and approval relating to him personally;
•reviewing perquisites or other personal benefits to executive officers and directors and recommend any changes to our board of directors; and
•administering our equity plans.

Nominating Committee
The nominating committee consists of Mr. Tan and David Loh. Mr. Tan is the chairperson of the nominating committee. The nominating committee assists the board of directors in evaluating nominees other than the Class B Directors to the board of directors and its committees. In addition, the nominating committee is responsible for, among other things:
•reviewing annually with the board of directors the characteristics such as knowledge, skills, qualifications, experience and diversity of directors other than the Class B Directors;
•overseeing director training and development programs; and
•advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken.
Foreign Private Issuer Status
We are an exempted company limited by shares incorporated in 2021 under the laws of the Cayman Islands. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.
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
We are a non-U.S. company with foreign private issuer status and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. Among other things, we are not required to have:
•a majority-independent board of directors;
•a compensation committee consisting of independent directors;
•a nominating committee consisting of independent directors; or
•regularly scheduled executive sessions with only independent directors each year.
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
D.Employees
Our employees are critical to our success and have scaled in line with the growth of the business. As such, we focus on cultivating a values-driven corporate culture anchored around the 4H principles, which serve to guide our employees towards our mission to drive Southeast Asia forward by creating economic empowerment for everyone. Each of the 4Hs is demonstrated daily through a set of behaviors that define The Grab Way:
•Heart: To serve Grab’s communities, we aim to take a long-term view to understanding and balancing the needs of our driver- and merchant-partners and the consumers on our platform and gain strength through teamwork as one organization rather than focusing on individual functions or business lines.
•Hunger: We value dedication, drive and adaptability in responding to our challenges in creative ways and encourage our people to learn from mistakes, seek feedback and provide help to others.
•Honor: Integrity is a key enabler of our mission for all our stakeholders, and we strive to build successful marketplaces grounded in trust.
•Humility: We recognize that there is always room for growth and seek to learn from consumers, partners, communities and employees.
We firmly believe that The Grab Way fosters a collaborative, innovative and respectful work environment that makes Grab one of the best places to work in Southeast Asia. The following table indicates the distribution of our full-time employees by function as of December 31, 2024:

Function	Number
General and administrative	1,425
Sales and marketing	853
Operations, support and supermarket retail	6,055
Research and development	2,934
Total (1)	11,267
Note:
(1) Includes 321 employees of Nham24, a food delivery platform in Cambodia, which we acquired in December 2024.
In addition, as of December 31, 2024, we had 1,299 fixed-term contract employees and 3,795 temporary agency workers. We believe our employee relations are strong, and we consistently gather ground-up employee feedback through engagement surveys. None of our employees are represented by a labor union.
E.Share Ownership
Ownership of the Company’s shares by its directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this annual report.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of February 15, 2025 by:
•each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
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
The percentage of our Ordinary Shares beneficially owned is computed on the basis of 3,954,639,393 Class A Ordinary Shares and 119,498,676 Class B Ordinary Shares issued and outstanding as of February 15, 2025, and does not include the 25,999,981 Class A Ordinary Shares issuable upon the Warrants outstanding as of February 15, 2025.

	Class A Ordinary Shares	Class B Ordinary Shares		% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Anthony Tan Ping Yeow	*	151,123,290	(3)	3.7%	63.2%
Alex Hungate	*	*		*	*
Peter Oey	*	*		*	*
Ong Chin Yin	*	*		*	*
Suthen Thomas Paradatheth	*	*		*	*
Philipp Kandal	*	*		*	*
John Rogers	*	—		*	*
Dara Khosrowshahi	—	—		—	—
Ng Shin Ein	*	—		*	*
Daniel Yun	*	—		*	*
David Loh	*	—		*	*
All executive officers and directors as a group	*	152,235,194		4.0%	63.5%
Principal Shareholders
SB Investment Advisers (UK) Limited(4)	401,796,672	—		9.9%	4.3%
Uber Technologies, Inc.	535,902,982	—		13.2%	5.7%
Toyota Motor Corp	222,906,079	—		5.5%	2.4%

*Less than 1% of the total number of outstanding Ordinary Shares
(1)The business address for the directors and executive officers of the Company is 3 Media Close, #01-03/06, Singapore 138498.
(2)For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Ordinary Shares as a single class. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote and each Class B Ordinary Share will be entitled to 45 votes. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances.
(3)Consists of (i) 71,873,096 Class B Ordinary Shares held by Mr. Tan; (ii) 19,492,330 Class B Ordinary Shares held by Hibiscus Worldwide Ltd., a Cayman limited company (“Hibiscus”), and deemed beneficially owned by Mr. Tan pursuant to the shareholders’ deed dated April 12, 2021 (the “Shareholders’ Deed”), by and among GHL, GHI, the Key Executives and certain entities related to Mr. Tan, among others; (iii) 15,206,161 Class B Ordinary Shares that Mr. Tan may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Mr. Tan under our share incentive plans; (iv) 21,917,952 Class B Ordinary Shares held by Ms. Tan Hooi Ling (“Ms. Tan”), and 7,243,301 Class B Ordinary Shares that Mr. Tan may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Ms. Tan under our share incentive plans, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed; (v) 6,215,298 Class B Ordinary Shares held by Mr. Maa and the trusts created by Mr. Maa for which he is the trustee (the “Maa Trusts”), and 9,175,152 Class B Ordinary Shares that Mr. Maa may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Mr. Maa under our share incentive plans, both deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed. Pursuant to the Shareholders’ Deed, Ms. Tan, Mr. Maa and any trusts created by Ms. Tan or Mr. Maa irrevocably appoints Mr. Tan as attorney-in-fact and proxy to vote all of their Class B Ordinary Shares. This table does not include 1,111,904 Class B Ordinary Shares that Mr. Tan beneficially owns as of the date of this annual report pursuant to the Voting Proxy Deeds signed in March 2025 among GHL, Mr. Tan and our executive officers (other than Mr. Tan). Under the Voting Proxy Deeds, each of our executive officers (other than Mr. Tan) irrevocably appoints Mr. Tan as attorney-in-fact and proxy to vote all of their Class B Ordinary Shares. As a result, as of February 15, 2025, after giving effect to the Exco Proxies (in addition to the Key Executive Proxies), Mr. Tan controlled approximately 63.4% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class.
(4)The number of Class A Ordinary Shares beneficially owned was reported in the Form 13F filed by SB Investment Advisers (UK) Limited on February 14, 2025.
To our knowledge, as of February 15, 2025, 3,494,482,286 Class A Ordinary Shares, or 88.4% of the total outstanding Class A Ordinary Shares, were held by 24 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of February 15, 2025, 6,215,298 Class B Ordinary Shares representing 5.2% of the total issued and outstanding Class B Ordinary Shares, were held by two record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
B.Related Party Transactions
Shareholders’ Deed
In connection with the Business Combination, the Company entered into the Shareholders’ Deed dated April 21, 2021 with Mr. Tan, the Key Executives other than Mr. Tan and certain entities related to such Key Executives or Mr. Tan (together with their Permitted Transferees, the “Covered Holders”), and certain other parties, pursuant to which, among other things, the Covered Holders appointed Mr. Tan as attorney-in-fact and proxy for and in such Covered Holder’s name, place and stead, to: (i) attend any and all shareholders meetings of the Company; (ii) vote such Covered Holder’s Class B Ordinary Shares at any such meeting; (iii) grant or withhold all written consents with respect to such Covered Holder’s Class B Ordinary Shares; and (iv) represent and otherwise act for such Covered Holder in the same manner and with the same effect as if such Covered Holder was personally present at any such meeting. As a condition of transfer of any Class B Ordinary Shares by a Covered Holder to a third party that is a Permitted Transferee, the Covered

Holder must cause such Permitted Transferee to adhere to the Shareholders’ Deed, including the Key Executive Proxies. The Key Executive Proxies will remain in effect until all Class B Ordinary Shares are converted into Class A Ordinary Shares.
Voting Proxy Deeds
In March 2025, the Company entered into a Voting Proxy Deed with Mr. Tan and each of our executive officers other than Mr. Tan (together with the transferees permitted under the Voting Proxy Deed, the “Covered Exco Holders”), pursuant to which, among other things, the Covered Exco Holders appointed Mr. Tan as attorney-in-fact and proxy for and in such Covered Exco Holder’s name, place and stead, to: (i) attend any and all shareholders meetings of the Company; (ii) vote such Covered Exco Holder’s Class B Ordinary Shares at any such meeting; (iii) grant or withhold all written consents with respect to such Covered Exco Holder’s Class B Ordinary Shares; and (iv) represent and otherwise act for such Covered Exco Holder in the same manner and with the same effect as if such Covered Exco Holder was personally present at any such meeting. As a condition of transfer of any Class B Ordinary Shares by a Covered Exco Holder to a third party that is a a transferee permitted under the Voting Proxy Deed, the Covered Exco Holder must cause such transferee to adhere to the Voting Proxy Deed, including the Exco Proxies. The Exco Proxies with respect to a Covered Exco Holder will remain in effect until all Class B Ordinary Shares held by such Covered Exco Holder are converted into Class A Ordinary Shares.
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act, and holders of GHI securities prior to the Business Combination, including Mr. Tan and certain executive officers of the Company, and certain other parties were granted customary demand and piggyback registration rights.
Collaboration Agreement with Toyota
We are party to a Framework Collaboration Agreement dated June 13, 2018 and renewed and amended on August 15, 2021, August 16, 2022 and August 1, 2023 (collectively the “FCA”) with Toyota Motor Corp. (“Toyota”), a principal shareholder. The FCA governs future joint development projects by the two companies, committing us to use our best efforts to collaborate with Toyota, as a preferred original equipment manufacturer partner, in certain research and development efforts. Pursuant to the FCA, we also agreed to install and subscribe to Toyota vehicle management and other in-car hardware and software in our rental vehicle fleet, as well as to use for our rental fleet, and encourage the driver-partners to use, Toyota-selected vehicle maintenance centers in all countries in which we operate. The FCA also grants Toyota certain preference rights to provide capital for vehicle purchase financing for the driver-partners. The FCA further requires us to use our best efforts to maintain an 80%-unit share percentage of Toyota vehicles for its rental fleet, subject to mitigating circumstances. In 2024, 2023 and 2022, transactions of an aggregate value of $78 million, $78 million and $41 million, respectively, were conducted under the FCA. The FCA expired on August 13, 2024.
Transactions with Super Bank
In 2022 and 2024, we had related party transactions with PT Super Bank Indonesia (in which we have 30.84% equity interest), in the total amount of $6.2 million and $13.0 million, respectively, which mainly comprised the allocation by us of payroll related cost and payment for technology resource services costs that we expensed on behalf of PT Super Bank Indonesia.
Transactions with GrabFin Operations (Malaysia)
On October 15, 2019, pursuant to a sale and purchase agreement dated August 20, 2018, and the supplemental agreement dated April 3, 2019, Grab Financial Services Asia Inc. (“GFSA”), an entity in our financial services segment, acquired a 40% interest in Reversemortgage Sdn. Bhd., which subsequently changed its name to GrabFin Operations (Malaysia) Sdn. Bhd. (“GOM”), a licensed money lender in Malaysia, and an option to purchase the remaining 60% (which was retained by Mr. Tong) subject to regulatory approval. Prior to the foregoing transactions, the shares in GOM were owned by two individuals holding 10% and 30%, respectively, and Mr. Kooi Ong Tong (60%), who is Mr. Tan’s father-in-law. In May 2023, we acquired Mr. Tong's 60% interest in GOM and we now wholly own GOM. As a result, GOM ceased to be our related party in May 2023.

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
Shareholding in Jaya Grocer
In January 2022 we completed the acquisition of a majority economic interest in Jaya Grocer. Our supermarkets business is subject to the Guidelines on Foreign Participation in Distributive Trade Services in Malaysia (2022) issued by the Malaysian Ministry of Domestic Trade and Cost of Living, which stipulate a maximum foreign voting cap of 50% for smaller retail formats (non-superstores) in Malaysia. Accordingly, 50% of the ordinary shares in Jaya Grocer are held by an entity (“Malaysian local partner”) owned by a Malaysian national, who used to be, until October 2023, our co-founder Hooi Ling Tan (who no longer holds any position at Grab since December 31, 2023). The entity is now owned by one of our employees. The full purchase of the ordinary shares in Jaya Grocer by the Malaysian local partner was funded through the purchase of preference shares in the Malaysian local partner by us. We, through a wholly owned subsidiary, have entered into a management agreement with Jaya Grocer and the Malaysian local partner that generally entitles us to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner.
Contract with MCars Sdn. Bhd.
On October 25, 2022, one of our wholly-owned subsidiaries, Green Rentals Sdn. Bhd., awarded a contract to purchase 400 units of Perodua Bezza, which were due to be written off, to MCars. Sdn. Bhd. for MYR 11.4 million (approximately $2.6 million). This was conducted through a competitive bidding exercise considering the best price and the ability to fulfill payment as per bidding document. Initially, it was awarded to another company that was the highest bidder, but the company was not able to fulfill payment as per the bidding document. As a result, it was awarded to the next highest bidder, MCars. Sdn. Bhd. MCars Sdn. Bhd. is a wholly-owned subsidiary of Orion SPV Pte. Ltd., a company 49%-owned by Ideal Team Enterprises Limited, which is in turn owned by Nicholas Tan, Mr. Tan’s brother.
Contract with MUV Marketplace Sdn. Bhd.
On December 31, 2024, one of our wholly-owned subsidiaries, GrabCar Sdn Bhd, awarded a contract to purchase 281 units of Perodua Bezza to MUV Marketplace Sdn. Bhd. for MYR 4.7 million (approximately $1.1 million). This was conducted through a competitive bidding exercise considering the best price and the ability to fulfill payment based on the bidding document. A majority equity interest in MUV Marketplace Sdn. Bhd. is owned, directly and indirectly, by Tan Chong Consolidated Sdn Bhd, a company wholly owned by members of the Tan family, including Dato Tan Heng Chew, Mr. Anthony Tan’s father.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
Financial Statements
Consolidated financial statements have been filed as part of this annual report.
Legal Proceedings
We are from time to time involved in private actions, collective actions, class actions, investigations and various other legal proceedings by consumers, driver- and merchant-partners, restaurants, employees, commercial partners, competitors and government agencies, among others, relating to, for example, personal injury or property damage cases, employment or labor-related disputes such as wrongful termination of employment, consumer complaints, disputes with driver- and merchant-partners, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries and proceedings relating to compliance with competition, privacy or other applicable regulations. We may also initiate various legal proceedings such as against former employees, suppliers or driver- and merchant-partners to enforce our rights. There are inherent uncertainties in these matters, some of which are beyond our management’s control, making the ultimate outcomes difficult to predict.
Information is provided below regarding the nature and status of certain legal proceedings against Grab. Other than as set forth below, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Government Proceedings
We have been, and are currently, involved in actions brought by government authorities and third parties, alleging violations of competition laws, consumer protection laws, data protection laws and other laws. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters. For example, on October 3, 2019, the Malaysia Competition Commission, or MyCC, served a proposed decision against Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc. for allegedly abusing Grab’s dominant position by restricting driver-partners from promoting competitors’ products and providing advertising services to third-party enterprises. MyCC imposed a proposed financial penalty of MYR 86.8 million (approximately $19.4 million), along with the directive for MyTeksi Sdn. Bhd. and Grabcar Sdn. Bhd. to remove the restrictive clause permanently from the relevant terms and code of conduct and to notify all driver-partners of such removal for a period of twelve weeks. As of the date of this annual report, MyCC has not issued a final decision. Grabcar Sdn. Bhd., MyTeksi Sdn. Bhd. and Grab Inc.’s initial leave application to the High Court for a judicial review of MyCC’s proposed decision was dismissed and they have since been granted leave by the Court of Appeal to have the judicial review application against MyCC’s proposed decision heard in the High Court. The MyCC has appealed to the Federal Court and the appeal has been dismissed. In July 2023, the High Court ruled to quash the proposed decision, including the proposed fines. In August 2023, MyCC filed a Notice of Appeal to appeal against the High Court's decision at the Court of Appeal. Currently the matter is pending the Court of Appeal's decision on MyCC's appeal.
In Indonesia, KPPU has raised its concern on the fairness in partnerships between large and medium enterprises with small and micro enterprises. KPPU started to investigate our partnership arrangements for GrabExpress and GrabFood in Indonesia with our driver-partners, whom KPPU considers to be small and micro enterprises. We have attended relevant meetings and have made submissions to KPPU related to the investigation since November 2024. The result of this investigation remains uncertain.

Personal Injury Matters
In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving driver-partners or passengers using or who have used services offered through our platform, as well as from third parties. For example, in August 2020, a passenger who was injured in an accident while using GrabBike, filed a claim in the Thai Civil Court against Grabtaxi Holdings Pte. Ltd., Grabtaxi (Thailand) Co., Ltd. and the driver-partner for approximately THB 53 million (approximately $1.6 million) in damages. Our management is of the view that the claim amount is exaggerated and the plaintiff is unlikely to be able to substantiate the total amount of the claim. In May 2024, the Court of First Instance rendered a judgment holding us jointly liable with the driver-partner (who is one of the defendants), even though the court acknowledged that the driver is not our employee. The court also awarded to the plaintiff compensation in the amount of approximately THB 5 million (approximately $0.1 million), excluding interest. We believe that the compensation amount was awarded without justifiable legal reasons, as it was not based on provable evidence or actual damage calculations. We filed an appeal with the Appeal Court in October 2024. The case is still pending and ongoing.
Independent Contractor Matters
In the ordinary course of our business, various driver-partners have challenged, and may challenge in the future, their classification on our platform as independent contractors, seeking monetary, injunctive, or other relief although we have generally been able to defend such actions. We were previously involved in one such action filed by an individual driver-partner seeking damages for wrongful termination. On January 3, 2020, a former driver-partner filed a claim against MyTeksi Sdn Bhd in the Kuala Lumpur Industrial Relations Department alleging unfair dismissal from the Grab platform. The Minister of Human Resources declined to refer the driver-partner’s claim to the Industrial Relations Court based on his sole discretion, and the former driver-partner’s subsequent application to the Kuala Lumpur High Court for judicial review of the Minister’s decision was also dismissed. The former driver-partner filed an appeal to the Court of Appeal, which was dismissed. The former driver-partner then applied for leave to appeal at the Federal Court, and it was also dismissed, which meant that she had exhausted all avenues of appeal and the outcome was final. In addition, we are also regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractors on our platform.
Other Actions
We are currently also involved in the following actions:
•In December 2018, Grab was assessed approximately PHP 1.4 billion (approximately $25.3 million) in the Philippines for an alleged deficiency in local business taxes. We are contesting this assessment and the case remains under review by the regional trial court.
•On September 21, 2021, Grab Greco LLP was served with a claim in the Bangalore City Civil Court in India by a former employee and a company from which Grab Greco LLP had acquired intellectual property assets in 2018. The plaintiffs allege that Grab’s wallet platform breaches the plaintiffs’ intellectual property rights. The relief sought from the Bangalore City Civil Court includes an injunction to restrain Grab from using the claimants’ purported copyright and patents and an account of profits. Grab believes the case has no merit and is contesting it on the basis that, among other things, Grab completed the purchase of the relevant intellectual property in 2018. The case was dismissed on May 31, 2023 but the plaintiffs have since filed a petition to review the dismissal and the petition is pending.

•Beginning in March 2022, various putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York. On June 7, 2022, the Court appointed Lead Plaintiffs and consolidated all actions under the caption In re Grab Holdings Limited Securities Litigation, No. 1:22-cv-02189-VM. On August 22, 2022, Lead Plaintiffs filed an Amended Class Action Complaint against the Company, certain of its officers and directors, and certain officers and directors of Altimeter Growth Corp. The class action is purportedly brought on behalf of various classes of persons who allegedly suffered damages as a result of alleged misstatements and omissions regarding our proxy and registration statements, business operations, potential impact on our financial results, and future prospects, in violation of Sections 11 and 15 of the Securities Act, Sections 10(b), 14(a), and 20(a) of the U.S. Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. On November 18, 2022, the Company and the other defendants filed a joint motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed on February 27, 2023. On March 12, 2024, the Court granted in part and denied in part Defendants’ motion to dismiss. On January 13, 2025, the Court granted preliminary approval of a settlement agreement for $80 million. The Company expects a portion of the cost of settlement will be covered by applicable litigation insurance policies.
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
B.Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
The Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “GRAB” and “GRABW,” respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities.
B.Plan of Distribution
Not applicable.
C.Markets
The Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “GRAB” and “GRABW,” respectively.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.

F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The registered office of our company is at the offices of International Corporation Services Ltd., Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KYI-1106, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (Revised) as the same may be revised from time to time, or any other law of the Cayman Islands.
We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association in relation to our ordinary shares contained in the Exhibit 2.5 to this annual report. For our board of directors, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”
C.Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.
D.Exchange Controls
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
E.Taxation
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
This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders (as defined below) that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•our officers or directors;
•banks, financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market accounting rules;
•tax-exempt entities;

•S-corporations;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•persons that actually or constructively own five percent or more of our shares by vote or value;
•persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
•persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
•U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.
As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.
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
Based upon the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile), fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years. Recent declines in the market price of our Class A Ordinary Shares significantly increased our risk of being or becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.
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
As previously disclosed, we believed that we were a PFIC for the taxable year ended December 31, 2022, and, as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to Securities under their particular circumstances.

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
As previously disclosed, we believed that we were a PFIC for the taxable year ended December 31, 2022, and, as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to Securities under their particular circumstances.
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
As previously disclosed, we believed that we were a PFIC for the taxable year ended December 31, 2022, and, as discussed above, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to Securities under their particular circumstances.
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
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

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

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our Class A Ordinary Shares and Warrants (the “Securities”). The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of the Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
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
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with GHL that:
(a)no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to GHL or its operations; and
(b)in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)on or in respect of the shares, debentures or other obligations of GHL; or
(ii)by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.

H.Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Reports and other information that we file with or furnish electronically with the SEC are accessible via the SEC’s website at www.sec.gov.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. See Note 26 to our consolidated financial statements included elsewhere in this report for further details.
Credit Risk
We are exposed to credit risk from our operating activities and from our financing activities, which arises principally from our trade receivables, loans and advances to customers, deposits and cash and cash equivalents. With respect to trade receivables, we are not exposed to a major default risk from a single customer, and we actively monitor and manage credit risk and optimizing the payment process. With respect to our loans and advances to customers, our credit risk mainly pertains to term loans provided to borrowers. We closely monitor credit quality for the loans and advances to manage and evaluate our related exposure to credit risk, and such efforts begin with initial underwriting and continue through to full repayment of a loan or advance. We have developed risk models using detailed information from internal historical experience, including customers’ prior repayment histories with us, to assess customer requests for a loan or advance. We also use delinquency status and trends to assist in making new and ongoing credit decisions, adjust models and plan collection practices and strategies. With respect to our financial instruments, our deposits and cash and cash equivalents are all held with reputable bank and financial institution counterparties.
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
Interest Rate Risk
Our main interest rate risk arises from long-term borrowings with variable rates, which expose us to cash flow interest rate risk. Our borrowings at variable rate are mainly denominated in Singapore Dollars, Malaysian Ringgit, Indonesian Rupiah and Thai Baht. The borrowings are periodically contractually repriced and to that extent are also exposed to the risk of future changes in market interest rates. The risk of future changes in market interest rates with regard to variable rate pricing is currently managed via our cash management operations. We intend to reduce gross borrowing balances with excess available cash and minimize exposure to interest rate changes with regard to the borrowings. We manage the deleveraging measures by continuously monitoring the macroeconomic environment and its liquidity position to ensure sufficient funding in meeting our business needs and financial obligations, as well as capital allocation and growth objectives, throughout business cycles.
For the Term Loan B, which we fully repaid in March 2024, a 100 basis point increase in SOFR would have increased consolidated losses by approximately $5 million for the year ended December 31, 2023.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
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
Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were effective.
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
Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report.
Changes in Internal Control over Financial Reporting
There were no changes to our internal controls over financial reporting for the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
(in thousands)	2024	2023	2022
Audit fees	4,776	5,139	6,391
Tax fees	44	30	213
Audit-related fees	315	426	1,257
Other fees	—	—	144
Total fees	5,135	5,595	8,005

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
The table below summarizes our repurchases in 2024. Other than the repurchase in March 2024, which was conducted through a block trade, all the repurchases were made through open market transactions.

Period	Total number of Class A Ordinary Shares purchased	Average price paid per share ($)	Total number of shares purchased as part of the share repurchase program	Approximate dollar value of shares that may yet be purchased under the share repurchase program ($)
March 2024	30,000,000	3.22	30,000,000	403,400,000
May 2024	1,154,001	3.65	1,154,001	399,193,116
June 2024	8,449,653	3.58	8,449,653	368,923,455
August 2024	12,567,943	3.21	12,567,943	368,923,455
September 2024	5,129,489	3.44	5,129,489	310,910,399
October 2024	10,160,835	3.64	10,160,835	273,940,701
Total	67,461,921	3.35	67,461,921
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Our board of directors has established insider trading policies and procedures to provide guidelines on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, consultants and contractors, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of NASDAQ.
Our insider trading policy is filed as Exhibit 11.1 to this annual report..
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
We maintain a cyber risk management program to identify, assess, manage, mitigate, and respond to cybersecurity threats. This program is a critical component of our overall risk management program as we recognize that cybersecurity risks may have significant operational, financial, and reputational impacts on us. We have adopted an Enterprise Risk Management (ERM) process where our board of directors is responsible for overseeing our risk management efforts. Our cybersecurity team is tasked with (i) establishing cybersecurity policies and frameworks, as well as defining roles and responsibilities and setting goals to implement such policies and frameworks; (ii) identifying and alerting respective business and functional units of emerging cybersecurity issues and changing regulatory and risk scenarios; (iii) facilitating and monitoring the implementation of effective cybersecurity risk management practices by business and functional units; (iv) providing guidance and training on specialized aspects of risk management to relevant business and functional units; and (v) sharing relevant risk information with our ERM team. We have also developed and integrated certain mitigation measures and programs into our overall risk management framework, including robust security protocols, regular system updates, employee training, and incident response plans.
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
We rely significantly on our third-party service providers, joint ventures, and other partners to maintain our platform. Therefore, cybersecurity incident at a third-party service provider or partner could materially adversely impact us, as well as driver-partners, merchant-partners, and users of our platform. We assess the cybersecurity controls of our third-party service providers and partners through a cybersecurity questionnaire and contractually require these providers and partners to adhere to certain cybersecurity and data privacy standards. We also require our third-party service providers and partners to promptly report their cybersecurity incidents to us so that we can assess the impact of such incidents on us. Additionally, we conduct a periodic reassessment based on the risk profiles of our third-party service providers and partners to strengthen our security posture.
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

Governance
Our board of directors, assisted by the Audit Committee, oversees the management of our cybersecurity risk. The Audit Committee, in particular, receives regular briefings—typically every quarter—from our management on our cybersecurity and information security posture, top cybersecurity risks, and the progress of cybersecurity risk reduction initiatives. At the management level, our Chief Financial Officer, Chief Technology Officer, head of Cybersecurity, and General Counsel are primarily responsible for assessing and managing material cybersecurity risks and incidents. They meet regularly to review cybersecurity performance metrics, identify top cybersecurity risks, and evaluate the status of cybersecurity projects and initiatives.
Our cybersecurity team conducts periodic structured risk and compliance assessments based on a prioritized scope of cybersecurity policies and mandates from regulatory bodies, as well as ad-hoc assessments for risk acceptance requests. The assessments and results are documented with a risk register and then reported to the Audit Committee.
Two members of our board of directors have served as chief executive officer, chief financial officer, and/or board member at other companies and have experience overseeing or being involved in cybersecurity risk management. The current head of Cybersecurity is a highly experienced senior member of the existing Cybersecurity management team, possessing over 15 years of expertise in leading teams focused on cybersecurity risk management, application security, and the development of comprehensive cybersecurity strategies. Our Chief Technology Officer has served in various roles on our technology team since 2012 and is therefore familiar with the cybersecurity risks that we face and the necessary safeguards that we must implement in response.

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

3.2	Form of Voting Proxy Deed by and among GHL, Anthony Tan Ping Yeow, and each executive officer of GHL other than Anthony Tan Ping Yeow.
4.1
Registration Rights Agreement, dated as of April 12, 2021, by and among Altimeter Growth Corp., Altimeter Growth Holdings, GHL and the undersigned parties listed as “Investors” thereto. (incorporated by reference to Exhibit 10.7 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.2†
GHL Second Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Post-effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-262658), filed with the SEC on December 12, 2023).

4.3†	GHL 2021 Equity Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the shell company report on Form 20-F (File No. 001-41110), filed with the SEC on December 6, 2021).
4.4
Form of Indemnification Agreement between GHL and each executive officer of GHL (incorporated by reference to Exhibit 10.14 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.5
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

4.8
Articles of Association of GTT2Co., Ltd., dated March 19, 2019 (incorporated by reference to Exhibit 10.22 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.9#
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

4.12#
Investment Agreement, dated December 4, 2020, relating to Grab PH Holdings Inc. (incorporated by reference to Exhibit 10.29 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

4.13#
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

8.1	List of subsidiaries of GHL.
11.1	Insider Trading Policy of Grab Holdings Limited.
12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of our Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of our Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP.
97	Clawback Policy of GHL (incorporated by reference to Exhibit 97 to Annual Report on Form 20-F (File No. 001-41110), filed with the SEC on March 28, 2024).
101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#
Portions of this exhibit have been omitted pursuant to the instructions to Item 19 of Form 20-F on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAB HOLDINGS LIMITED

By:	/s/ Anthony Tan Ping Yeow
Name:	Anthony Tan Ping Yeow
Title:	Chairman and Chief Executive Officer
Date: March 14, 2025

Grab Holdings Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Annual Report
For the financial year ended December 31, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Grab Holdings Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Grab Holdings Limited and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Sufficiency of audit evidence over the IT systems used in the revenue recognition process
As discussed in Notes 4.11 and 20 to the consolidated financial statements, the Company generated $2,797 million of revenue for the year ended December 31, 2024 of which $2,540 million related to the deliveries and mobility segments.

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

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the IT systems used in the revenue recognition process related to the deliveries and mobility segments. We involved IT professionals with specialized skills and knowledge, who assisted in:

•gaining an understanding of the IT systems used in the Company’s recognition of revenue
•evaluating the design and testing the operating effectiveness of certain internal controls related to the IT systems used in the revenue recognition process. This included certain general IT controls and IT application controls used by the Company in its revenue recognition process.

For a sample of transactions, we:

•recalculated the amount of revenue recognized in the period based on the contractual arrangements with customers and evaluated the consistency of revenue recognition with the Company’s accounting policies
•compared the recorded amounts with underlying support, including cash receipts and statements issued to customers.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.
/s/ KPMG LLP
We have served as the Company’s auditor since 2015.
Singapore
March 14, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Grab Holdings Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Grab Holdings Limited and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 14, 2025 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG LLP
Singapore
March 14, 2025

Consolidated statement of financial position
As at December 31
(in $ millions)

	Note	2024	2023
		$	$
Non-current assets
Property, plant and equipment	5	567	512
Intangible assets and goodwill	6	975	916
Associates and joint venture		131	102
Deferred tax assets	18	67	56
Other investments	7	765	1,188
Loan receivables in the financial services segment	8	105	54
Deposits, prepayments and other assets	10	119	196
		2,729	3,024
Current assets
Inventories		59	49
Trade and other receivables	9	206	196
Loan receivables in the financial services segment	8	431	272
Deposits, prepayments and other assets	10	241	208
Other investments	7	2,665	1,905
Cash and cash equivalents	11	2,964	3,138
		6,566	5,768
Total assets		9,295	8,792

Equity
Share capital and share premium	12	23,549	22,669
Reserves	12	197	544
Accumulated losses		(17,347)	(16,764)
Equity attributable to owners of the Company		6,399	6,449
Non-controlling interests	13	(48)	19
Total equity		6,351	6,468

Non-current liabilities
Loans and borrowings	14	241	668
Provisions	15	20	18
Other liabilities	16	66	140
Deferred tax liabilities	18	25	20
		352	846
Current liabilities
Loans and borrowings	14	123	125
Provisions	15	41	39
Trade payables and other liabilities	16	1,169	925
Deposits from customers in the banking business	17	1,225	374
Current tax liabilities		34	15
		2,592	1,478
Total liabilities		2,944	2,324
Total equity and liabilities		9,295	8,792
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income
For the year ended December 31
(in $ millions, except for per share data)

	Note	2024	2023	2022
		$	$	$
Revenue	20	2,797	2,359	1,433
Cost of revenue	21(iii)	(1,623)	(1,499)	(1,356)
Other income	21(i)	17	17	17
Sales and marketing expenses	21(iii)	(324)	(293)	(278)
General and administrative expenses	21(iii)	(512)	(550)	(646)
Research and development expenses	21(iii)	(410)	(421)	(465)
Net impairment losses on financial assets	26	(95)	(72)	(58)
Other expenses**	21(ii)	(4)	(4)	(12)
Restructuring costs		(14)	(56)	(8)
Operating loss		(168)	(519)	(1,373)
Finance income	22	187	198	107
Finance costs	22	(106)	(99)	(166)
Net change in fair value of financial assets and liabilities	22	*	(39)	(294)
Net finance income/ (costs)	22	81	60	(353)
Share of loss of equity-accounted investees (net of tax)		(8)	(7)	(8)
Loss before income tax		(95)	(466)	(1,734)
Income tax expense	18	(63)	(19)	(6)
Loss for the year		(158)	(485)	(1,740)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		*	2	2
Investments and put liabilities at FVOCI – net change in fair value		(19)	(24)	(3)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		(2)	7	(42)
Other comprehensive loss for the year, net of tax		(21)	(15)	(43)
Total comprehensive loss for the year		(179)	(500)	(1,783)
Loss attributable to:
Owners of the Company		(105)	(434)	(1,683)
Non-controlling interests		(53)	(51)	(57)
Loss for the year		(158)	(485)	(1,740)
Total comprehensive loss attributable to:
Owners of the Company		(126)	(448)	(1,729)
Non-controlling interests		(53)	(52)	(54)
Total comprehensive loss for the year		(179)	(500)	(1,783)
Loss per share
Basic loss per share	23	(0.03)	(0.11)	(0.44)
Diluted loss per share	23	(0.03)	(0.11)	(0.44)
*Amount less than $1 million
**Excluding restructuring costs
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
For the year ended December 31, 2024
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 12)	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2024		*	22,669	(16,764)	138	474	(68)	6,449	19	6,468
Total comprehensive loss for the year
Loss for the year		—	—	(105)	—	—	—	(105)	(53)	(158)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(8)	(8)	6	(2)
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Investments and put liabilities at FVOCI – net change in fair value		—	—	1	(14)	—	—	(13)	(6)	(19)
Total other comprehensive loss		—	—	1	(14)	—	(8)	(21)	—	(21)
Total comprehensive loss for the year		—	—	(104)	(14)	—	(8)	(126)	(53)	(179)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	12	*	394	—	—	(369)	—	25	—	25
Share-based payment	19	—	—	—	—	287	—	287	—	287
Repurchase and retirement of ordinary shares		*	—	(226)	—	—	—	(226)	—	(226)
Total contributions by owners		*	394	(226)	—	(82)	—	86	—	86
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	486	(253)	(243)	—	—	(10)	(14)	(24)
Total changes in ownership interests in subsidiaries		*	486	(253)	(243)	—	—	(10)	(14)	(24)
Total transactions with owners		*	880	(479)	(243)	(82)	—	76	(14)	62
At December 31, 2024		*	23,549	(17,347)	(119)	392	(76)	6,399	(48)	6,351
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
For the year ended December 31, 2023
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 12)	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2023		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657
Total comprehensive loss for the year
Loss for the period		—	—	(434)	—	—	—	(434)	(51)	(485)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(1)	(1)	8	7
Defined benefit plan remeasurement		—	—	2	—	—	—	2	—	2
Investments and put liabilities at FVOCI – net change in fair value		—	—	—	(15)	—	—	(15)	(9)	(24)
Total other comprehensive loss		—	—	2	(15)	—	(1)	(14)	(1)	(15)
Total comprehensive loss for the year		—	—	(432)	(15)	—	(1)	(448)	(52)	(500)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	12	*	370	—	—	(346)	—	24	—	24
Share-based payment	19	—	—	—	—	304	—	304	—	304
Total contributions by owners		—	370	—	—	(42)	—	328	—	328
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	21	(55)	—	—	—	(34)	17	(17)
Total changes in ownership interests in subsidiaries		*	21	(55)	—	—	—	(34)	17	(17)
Total transactions with owners		*	391	(55)	—	(42)	—	294	17	311
At December 31, 2023		*	22,669	(16,764)	138	474	(68)	6,449	19	6,468
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
For the year ended December 31, 2022
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 12)	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2022		*	21,529	(14,402)	243	382	(19)	7,733	286	8,019
Total comprehensive loss for the year
Loss for the period		—	—	(1,683)	—	—	—	(1,683)	(57)	(1,740)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(48)	(48)	6	(42)
Defined benefit plan remeasurement		—	—	2	—	—	—	2	—	2
Investments and put liabilities at FVOCI – net change in fair value		—	—	*	*	—	—	(1)	(2)	(3)
Total other comprehensive loss		—	—	1	*	—	(48)	(47)	4	(43)
Total comprehensive loss for the year		—	—	(1,682)	*	—	(48)	(1,730)	(53)	(1,783)
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of subsidiary		*	46	—	(90)	—	—	(44)	21	(23)
Share options exercised/restricted stock units vested	12	*	286	—	—	(278)	—	8	—	8
Share-based payment	19	—	—	—	—	412	—	412	—	412
Total contributions by owners		*	332	—	(90)	134	—	376	21	397
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	417	(193)	—	—	—	224	(200)	24
Total changes in ownership interests in subsidiaries		*	417	(193)	—	—	—	224	(200)	24
Total transactions with owners		*	749	(193)	(90)	134	—	600	(179)	421
At December 31, 2022		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows
For the year ended December 31
(in $ millions)

	Note	2024	2023	2022
		$	$	$
Cash flows from operating activities
Loss before income tax		(95)	(466)	(1,734)
Adjustments for:
Amortization of intangible assets	6	25	17	21
Depreciation of property, plant and equipment	5	122	128	129
Impairment of intangible assets and goodwill	6	—	—	3
Impairment of property, plant and equipment	5	—	*	3
Equity-settled share-based payments	19	279	304	412
Finance costs	22	106	99	166
Net change in fair value of financial assets and liabilities	22	*	39	294
Net impairment loss on financial assets	26	95	72	58
Finance income	22	(187)	(198)	(107)
Gain on disposal of property, plant and equipment		(10)	(11)	(3)
Gain on disposal of subsidiary		—	—	(2)
Share of loss of equity-accounted investees (net of tax)		8	7	8
Change in provisions	15	4	1	3
		347	(8)	(749)
Changes in:
- Inventories		(9)	(1)	6
- Deposits pledged		(18)	(22)	—
- Trade and other receivables		(97)	(11)	(50)
- Loan receivables in the financial services segment		(276)	(184)	(110)
- Trade payables and other liabilities		120	(7)	128
- Deposits from customers in the banking business		843	364	3
Cash from/ (used in) operations		910	131	(772)
Income tax paid		(58)	(45)	(26)
Net cash from/ (used in) operating activities		852	86	(798)
Cash flows from investing activities
Acquisition of property, plant and equipment		(77)	(71)	(58)
Purchase of intangible assets		(36)	(21)	(16)
Proceeds from disposal of property, plant and equipment		26	28	12
Acquisition of additional interests in associates and joint venture		(43)	—	(109)
Proceeds from disposal of associate		—	—	3
Acquisition of subsidiaries with non-controlling interests, net of cash acquired		(23)	—	(168)
Receipt/ (Disbursal) of co-investing arrangement loan receivable		93	—	(98)
(Acquisitions of)/ Net proceeds from sale of other investments		(362)	1,752	(683)
Interest received		191	183	55
Net cash (used in)/ from investing activities		(231)	1,871	(1,062)
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)
For the year ended December 31
(in $ millions)

	Note	2024	2023	2022
		$	$	$
Cash flows from financing activities
Proceeds from share-based payment arrangements		25	16	8
Payment of listing expenses		—	—	(39)
Repurchase and retirement of ordinary shares		(226)	—	—
Proceeds from bank loans		120	116	109
Repayment of bank loans		(635)	(765)	(1,019)
Payment of lease liabilities		(46)	(39)	(35)
Acquisition of non-controlling interests without change in control		(60)	(27)	(15)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		36	10	32
Deposits released/ (pledged)		49	(1)	(3)
Interest paid		(34)	(80)	(160)
Net cash used in financing activities		(771)	(770)	(1,122)
Net (decrease)/ increase in cash and cash equivalents		(150)	1,187	(2,982)
Cash and cash equivalents at January 1		3,138	1,952	4,991
Effect of exchange rate fluctuations on cash held		(24)	(1)	(57)
Cash and cash equivalents at December 31	11	2,964	3,138	1,952
The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
These notes form an integral part of the consolidated financial statements.
These consolidated financial statements were authorized for issue by the Chief Executive Officer on March 14, 2025.
1.                Domicile and activities
Grab Holdings Limited (the “Company” or “GHL”), is domiciled in the Cayman Islands. The address of the Company’s registered office is at Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, KYI-1106, Cayman Islands. The principal executive office of the Company is 3 Media Close, #01-03/06, Singapore 138498.
The Company was formed to facilitate the public listing (on the Nasdaq Stock Market ("NASDAQ") and additional capitalization of Grab Holdings Inc. (“GHI”) and its subsidiaries (together referred to as “GHI Group”) in December 2021.
The GHI Group enables access to deliveries, mobility, financial services and other offerings in Southeast Asia through its mobile applications (the “Grab Platform”).
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
The assets of the Group exceed its liabilities by $6,351 million as at December 31, 2024 and the Group has incurred a net loss after tax of $158 million for the year ended December 31, 2024.
As at December 31, 2024, the Group has current deposits with banks and financial institutions, debt investments and cash and cash equivalents of $5,382 million available. Based on these factors and in consideration of the Group’s business plans, budgets and forecasts, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.
3.                  Basis of preparation
3.1.               Statement of compliance
The consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Details of the Group’s accounting policies, including changes thereto, are included in Notes 3.5 and 4.
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

3.4.               Use of estimates and judgments
In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
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
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•Notes 4.11 and 20 – Revenue recognition: principal vs. agent considerations and customer identification
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:
•Note 6 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts;
•Notes 4.4(i) and 26 – Measurement of expected credit losses (“ECL”) for financial assets;
•Notes 15 and 29 – Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources; and
•Note 18 - recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.
Measurement of fair values
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third-party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of the IFRS Accounting Standards, including the level in the fair value hierarchy in which such valuations should be classified. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
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
Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 6 – Intangible assets and goodwill;
•Note 19 – Share-based payment arrangements; and
•Note 26 – Financial instruments.

3.5.               Change in accounting policies
The Group has applied the following amendments to the IFRS Accounting Standards for the first time for the annual period beginning on 1 January 2024.
•Classification of Liabilities as Current or Non-current Liabilities and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liabilities in a Sale and Leaseback (Amendments to IFRS 16)
The application of these amendments to the IFRS Accounting Standards does not have a material effect on the financial statements.
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
The Group measures goodwill at the date of acquisition, considering the following factors:
•the fair value of the consideration transferred;
•the recognized amount of any non-controlling interests (“NCI”) in the acquiree;
•if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, over the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
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
ii)                  Subsidiaries
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
iii)                 Loss of control
Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.
iv)                 Investments in associates and joint ventures (equity-accounted investees)
Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies of these entities. Significant influence is presumed to exist when the Group holds 20% or more of the voting power of another entity. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
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
v)                 Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
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
ii)                  Classification and subsequent measurement
a)Financial assets
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
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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
•the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•how the performance of the portfolio is evaluated and reported to the Group’s management;
•the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•the frequency, volume and timing of sales of financial assets in prior years, the reasons for such sales and expectations about future sales activity.
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
In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:
•contingent events that would change the amount or timing of cash flows;
•terms that may adjust the contractual coupon rate, including variable rate features;
•prepayment and extension features; and
•terms that limit the Group’s claim to cash flows from specified assets (e.g. non‑recourse features).
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
b)Financial liabilities – Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL, which include warrant liabilities, are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.
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
a)Financial assets
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
b)Financial liabilities
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
Loss allowances are measured on either of the following bases:
•12-month Expected Credit Losses or "ECLs": these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or
•Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.
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
The Group considers a financial asset to be in default when:
•the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due (more than 120 days past due for trade receivables).

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
Evidence that a financial asset is credit-impaired includes the following observable data:
•significant financial difficulty of the borrower or issuer;
•a breach of contract such as a default or being more than 90 days past due (more than 120 days past due for trade receivables);
•the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;
•it is probable that the borrower will enter bankruptcy or another financial reorganization; or
•the disappearance of an active market for a security because of financial difficulties.
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
Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:
•any other costs directly attributable to bringing the assets to a working condition for their intended use; and
•when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located.
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
The estimated useful lives for the current and comparative years are as follows:

•Computers	2 - 3 years
•Building and renovation	3 - 5 years
•Motor vehicles	5 - 7 years
•Office and other equipment	4 - 5 years
Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.
4.6.               Intangible assets and goodwill
i)                   Recognition and measurement
a)Goodwill
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
b)Research and development
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
c)Other intangible assets
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
The estimated useful lives for the current and comparative years are as follows:

•Trademark	13 years
•Non-compete agreement	4 years
•Other intangible assets	3 years
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
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
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
4.11.              Revenue
The Group recognizes revenue as or when it satisfies its service obligations. The Group earns revenue predominantly from the following services:

i)                   Revenue by segment
a)Deliveries
Fees earned from driver-partners, merchant-partners and consumers for connecting driver-partners and merchant-partners with consumers to facilitate delivery of a variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. Deliveries revenue also includes delivery fees charged to consumers in certain markets where the Group is responsible for delivery services, income earned from the sale of a variety of daily necessities through the operation of a chain of physical stores in certain markets, and advertising revenue arising from promoted listings and banner advertisements, enabling merchant-partners to promote their businesses on the Grab platform.
b)Mobility
Fees earned from driver-partners and consumers for connecting consumers with transportation rides provided by driver-partners across a variety of multi-modal mobility options, and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards. Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners, who typically use the vehicles to offer services through the Grab Platform (see 4.7(ii) for lease accounting as a lessor).
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
In enabling connection in these agreements, the driver-partners, merchant-partners and consumers are considered the Group’s customers; with the Group having a separate performance obligation to each:
•the driver-partners (to connect the drive-partners with consumers to facilitate and successfully complete transportation and delivery services),
•the merchant-partners (to connect the merchant-partners with consumers to facilitate and successfully complete ordering services); and
•the consumer (to connect the consumer with driver-partners and merchant-partners).
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
c)Financial services
Financial services revenue predominantly comprises:
•interest earned on loans and advances provided to merchant-partners, driver-partners and consumers, interest earned on unsecured retail loans and investment securities through the digital banking business (see Note 4.3(ii) for measurement of financial assets at amortized cost), insurance distribution offerings, and associated advertising revenue.
•fees earned from digital payment processing services charged to merchant-partners primarily based on the net value payments successfully completed through the Grab platform. Transaction fee revenue resulting from a payment processing transaction is recognized once the transaction is complete.
d)Others
A combination of multiple operating businesses that are not individually material. They include mapping services and anti-fraud offerings. Revenue is recognized once the obligation to provide the service is satisfied.
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
4.12.              Expenses
The main components of the Group’s expenses by functions are as follows:
i)Cost of revenue comprises expenses directly or indirectly attributable to the Group's Deliveries, Mobility, Financial Services and other offerings (see Note 4.11) and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, carrying amount of inventories of our supermarket operations, payments to driver-partners where the Group is responsible for delivery services to consumers (see Note 4.11), compensation costs (including share-based compensation) for operations and support personnel, payment processing fees, costs incurred in relation to its motor vehicle fleet used for rental services including depreciation and impairment; and an allocation of associated corporate costs such as depreciation of right-of-use assets.
ii)Sales and marketing primarily consist of marketing and advertising costs, compensation costs (including share-based compensation) to sales and marketing employees and an allocation of associated corporate costs such as depreciation of right-of-use assets.
iii)Research and development expenses primarily consist of compensation cost (including share-based compensation) to engineering, design, product development and data analytics employees, and allocation of associated corporate costs such as depreciation of right-of-use assets.

iv)General and administrative expenses primarily consist of compensation costs (including share-based compensation) for executive management and administrative personnel (including finance and accounting, human resources, policy and communications, legal, public affairs, corporate IT, corporate security and general administration employees), occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, legal settlement accrual and allocation of associated corporate costs such as depreciation of right-of-use assets.
4.13.              Finance income and finance costs
The Group’s net finance income or costs include:
•interest income;
•interest expense;
•the net gain or loss on financial instruments at FVTPL;
•the foreign currency gain or loss on financial assets and financial liabilities;
•the gain or loss on modification of financial liabilities; and
•the unwinding of the discount on provisions.
Interest income or expense is recognized using the effective interest method.
The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•the gross carrying amount of the financial asset; or
•the amortized cost of the financial liability.
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
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and
•taxable temporary differences arising on the initial recognition of goodwill.
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

4.16.              Loss per share
The Group presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted loss per share is calculated by giving effect to all potential weighted average dilutive ordinary shares. The dilutive effect of outstanding share options, restricted share units (“RSUs”), warrants and is reflected in diluted loss per ordinary share by application of the treasury stock method.
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
4.18.              Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. However, the Group has not early adopted these new or amended standards in preparing these consolidated financial statements, the expected implications of which are summarized below:
A.IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.
•Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
•Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements
•Enhanced guidance is provided on how to group information in the financial statements.
In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.
The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs.
B. Other accounting standards
The following new and amended IFRS Accounting Standards are not expected to have a significant impact on the Group's consolidated financial statements.
•Lack of Exchangeability (Amendments to IAS 21)
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Annual Improvements to IFRS Accounting Standards Volume 11

5.                  Property, plant and equipment
i)                   Reconciliation of carrying amount

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Cost
At January 1, 2023		81	291	504	58	934
Additions		4	24	130	11	169
Write-offs/disposal		(7)	(14)	(50)	(1)	(72)
Effects of movements in exchange rates		*	(4)	8	(1)	3
At December 31, 2023		78	297	592	67	1,034
Additions		13	30	150	12	205
Acquisition through business combination		*	1	*	*	1
Write-offs/disposal		(12)	(20)	(60)	(1)	(93)
Effects of movements in exchange rates		(2)	*	(20)	*	(22)
At December 31, 2024		77	308	662	78	1,125

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Accumulated depreciation and impairment losses
At January 1, 2023		57	94	262	29	442
Depreciation for the year		12	42	65	9	128
Write-offs/disposal		(6)	(9)	(34)	(1)	(50)
Impairment (reversal) loss of PPE		—	—	*	—	*
Effects of movements in exchange rates		*	(2)	5	(1)	2
At December 31, 2023		63	125	298	36	522
Depreciation for the year		12	44	57	9	122
Write-offs/disposal		(12)	(19)	(45)	(1)	(77)
Effects of movements in exchange rates		(1)	*	(8)	*	(9)
At December 31, 2024		62	150	302	44	558
Carrying amounts
At January 1, 2023		24	197	242	29	492
At December 31, 2023		15	172	294	31	512
At December 31, 2024		15	158	360	34	567
*Amount less than $1 million

Property, plant and equipment includes right-of-use assets of $138 million (2023: $143 million) relating to leased properties and motor vehicles (see Note 25). During the financial year, the Group acquired motor vehicles with an aggregate cost of $150 million (2023: $130 million) for cash payments of $38 million (2023: $43 million), secured bank loan financing of $86 million (2023: $80 million) and lease liabilities of $26 million (2023: $7 million).
ii)                  Depreciation of property, plant and equipment
Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $122 million (2023: $128 million; 2022: $129 million).
The reviews performed in 2024, 2023 and 2022 did not result in any changes in estimated useful life or residual value.
6.                  Intangible assets and goodwill
i)                   Reconciliation of carrying amount

	Goodwill	Trademark	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$
Cost
At January 1, 2023	875	69	1,644	127	2,715
Additions	—	—	—	1	1
Internally developed	—	—	—	28	28
Disposals/Write-off/Derecognition	—	—	—	(1)	(1)
Effects of movements in exchange rates	—	—	—	*	*
At December 31, 2023	875	69	1,644	155	2,743
Additions	—	—	—	4	4
Internally developed	—	—	—	40	40
Acquisition through business combination	38	1	—	2	41
Disposals/Write-off/Derecognition	—	—	—	*	*
Effects of movements in exchange rates	—	—	—	(1)	(1)
At December 31, 2024	913	70	1,644	200	2,827

	Goodwill	Trademark	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$
Accumulated amortization and impairment losses
At January 1, 2023	68	5	1,644	94	1,811
Amortization for the year	—	5	—	12	17
Disposal/Derecognition	—	—	—	(1)	(1)
Effects of movements in exchange rates	—	—	—	*	*
At December 31, 2023	68	10	1,644	105	1,827
Amortization for the year	—	6	—	19	25
Disposal/Derecognition	—	—	—	*	*
Effects of movements in exchange rates	—	—	—	*	*
At December 31, 2024	68	16	1,644	124	1,852
Carrying amounts
At January 1, 2023	807	64	—	33	904
At December 31, 2023	807	59	—	50	916
At December 31, 2024	845	54	—	76	975
*Amount less than $1 million
Included in the net carrying value of the Other intangible assets is internally developed software of $71 million (2023: $47 million).
ii)                  Amortization
The amortization of intangible assets is primarily included in ‘Cost of revenue’ (see Note 21(iii)).

	2024	2023	2022
(in $ millions)	$	$	$
Amortization of intangible assets	25	17	21
iii)                 Impairment testing for CGUs containing goodwill
For the purposes of impairment testing, goodwill has been allocated (net of impairment loss recognized) to the Group’s CGUs as follows:

	Note	2024	2023
(in $ millions)	reference	$	$
Goodwill allocated
Southeast Asia Ride Hailing CGUs	6(iv)(a)	606	606
Malaysia Mart CGU	6(iv)(b)	163	163
Indonesia Payment CGU	6(iv)(c)	34	34
Other units with individually insignificant goodwill		42	4

Impairment losses on goodwill are included in ‘Other expenses’ (see Note 21(ii)).

	2024	2023	2022
(in $ millions)	$	$	$
Impairment loss on goodwill	—	—	3
a)Southeast Asia ride hailing cash generating units (“Southeast Asia Ride Hailing CGUs”)
For the purpose of impairment testing, goodwill of $606 million has been allocated to the Group’s ride hailing business operations across countries in Southeast Asia, each of which is considered a CGU (“Ride Hailing CGU”). The goodwill has been allocated in proportion to the non-compete benefits attributable to each Ride Hailing CGU. These benefits are represented by the fair value of the non-compete agreement on initial recognition attributable to each Ride Hailing CGU, which was based on a valuation technique that reflected the present value of differential cash flows between “with” and “without” non-compete agreement scenarios.
For the financial years ended December 31, 2024 and 2023, the estimated recoverable amount of each Ride Hailing CGU has exceeded its carrying amount and therefore no impairment loss was recognized.
The recoverable amount of the Ride Hailing CGUs was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 2.0 from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs (2023: revenue based multiple of 2.5 derived from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs). The fair value measurement is categorized as a level 3 fair value (2023: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of the revenue based multiple could cause the carrying amount to exceed the recoverable amount.
b)Malaysia delivery and offering of daily necessities cash generating unit (“Malaysia Mart CGU”)
For the purpose of impairment testing, goodwill of $163 million has been allocated to the Group’s goods ordering and delivery booking services in Malaysia ("Malaysia Mart CGU").
For the financial years ended December 31, 2024 and 2023, the estimated recoverable amount of the Malaysia Mart CGU exceeded its carrying amount and therefore no impairment loss was recognized.
The recoverable amount of the Malaysia Mart CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied an earnings based multiple of 11.6 derived from comparable companies to the earnings of its Malaysia Mart CGU (2023: earnings based multiple of 13.3 derived from comparable companies to the earnings of its Malaysia Mart CGU). The fair value measurement is categorized as a level 3 fair value (2023: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of the earnings based multiple could cause the carrying amount to exceed the recoverable amount.
c)Indonesia mobile payments and rewards cash generating unit (“Indonesia Payment CGU”)
For the purpose of impairment testing, goodwill of $34 million has been allocated to the Group’s Indonesia Payment CGU.
For the financial years ended December 31, 2024 and 2023, the estimated recoverable amount of the Indonesia Payment CGU exceeded its carrying amount and therefore no impairment loss was recognized.

The recoverable amount of the Indonesia Payment CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 2.7 derived from comparable companies to the revenue of its Indonesia Payment CGUs (2023: revenue based multiple of 3.6 derived from comparable companies to the revenue of its Indonesia Payment CGUs). The fair value measurement is categorized as a level 3 fair value (2023: level 3 fair value) based on the inputs in the valuation technique used (see Note 3.4). It has been identified that only changes beyond reasonably possible levels of the revenue based multiple could cause the carrying amount to exceed the recoverable amount.
7.                  Other investments

	2024	2023
(in $ millions)	$	$
Non-current investments
Time deposits	273	681
Debt investments – at FVTPL	187	247
Debt investments – at FVOCI	98	19
Equity investments – at FVTPL	207	241
	765	1,188
Current investments
Time deposits	1,425	1,137
Debt investments – at FVTPL	247	361
Debt investments – at FVOCI	169	26
Debt investments – at amortized cost	824	381
	2,665	1,905
	3,430	3,093
•For the purpose of comparability, current debt investments - at amortized cost and FVOCI previously presented within current time deposits have been presented as separate captions.
i)                   Time deposits
These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.
ii)                  Financial risk management
The exposure of other investments to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 26.
8.               Loan receivables in the financial services segment

	2024	2023
(in $ millions)	$	$
Non-current
Non-current loan receivables	112	54
Less: Loss allowance (see Note 26)	(7)	*
	105	54
Current
Current loan receivables	474	306
Less: Loss allowance (see Note 26)	(43)	(34)
	431	272

*Amount less than $1 million
These financial assets comprise term loans provided to merchant-partners, driver-partners and consumers, and unsecured retail loans through the digital banking business.
The exposure of loan receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 26.
9.                  Trade and other receivables

	2024	2023
(in $ millions)	$	$
Current
Trade receivables	161	141
Less: Loss allowance (see Note 26)	(23)	(22)
	138	119
Payment cycle receivables	75	93
Less: Loss allowance	(7)	(16)
	68	77
	206	196
i)                   Trade receivables
Trade receivables mainly comprise amounts due from business organizations, driver-partners and merchant-partners within the Deliveries and Mobility segments. They are generally due for settlement within 30 days and therefore are all classified as current.
ii)                  Payment cycle receivables
These are amounts receivable as part of a payment settlement cycle that may involve consumers, merchant-partners and driver-partners to be settled typically within 4 days.
iii)                 Financial risk management
The exposure of trade and other receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 26.
10.                 Deposits, prepayments and other assets

	2024	2023
(in $ millions)	$	$
Non-current
Deposits	119	102
Loan receivable as part of co-investing arrangement	—	94
	119	196
Current
Prepayments	85	55
Tax recoverable	26	30
Deposits	49	108
Others	95	27
Less: Loss allowance	(14)	(12)
	241	208

Tax recoverable comprises Value-added tax (“VAT”), withholding tax and income tax recoverable which are the amounts paid to the respective tax authorities which will be recovered either against future tax liabilities of the same tax authorities or refunded.
Other assets includes $50 million of insurance recoveries arising from specific policies maintained by the Company.
11.                 Cash and cash equivalents

	2024	2023
(in $ millions)	$	$
Short-term deposits	861	650
Cash at banks and on hand	2,103	2,488
Cash and cash equivalents in the statement of financial position	2,964	3,138
i)                   Classification as cash equivalents
Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.
ii)                  Restricted cash
Cash and cash equivalents include balances of $201 million (2023: $186 million) held by subsidiaries that operate in countries where legal restrictions apply whereby the balances are not available for general use by the parent or other subsidiaries.

12.                 Capital and reserves
i)                   Share capital and share premium
a)Movements in GHL Class A ordinary shares and Class B ordinary shares (collectively “GHL Ordinary Shares”):

(in thousands of shares)	Class A ordinary shares			Class B ordinary shares
	2024	2023	2022	2024	2023	2022
In issue at January 1	3,813,341	3,736,078	3,619,098	120,403	125,780	122,882
Issued for acquisition of non-controlling interests	121,450	6,901	77,170	—	—	—
Issued for restricted ordinary shares	—	—	—	4,920	—	—
Issued in relation to business combination	—	—	8,194	—	—	—
Restricted share units vested	59,329	53,416	24,227	7,194	4,498	112
Exercise of share options	6,964	2,399	2,819	—	—	7,356
Issued under equity stock purchase plan	4,159	5,153	—	—	—	—
Repurchase and retirement of ordinary shares	(67,462)	—	—	—	—	—
Conversion of Class B ordinary shares to Class A ordinary shares	12,718	9,394	4,570	(12,718)	(9,394)	(4,570)
Canceled or forfeited restricted ordinary shares	—	—	—	—	(481)	—
In issue at December 31	3,950,499	3,813,341	3,736,078	119,799	120,403	125,780
Restricted ordinary shares issued but not fully vested	—	—	—	(4,920)	(10,337)	(21,635)
In issue at December 31 – fully paid	3,950,499	3,813,341	3,736,078	114,879	110,066	104,145
Authorized	49,500,000	49,500,000	49,500,000	500,000	500,000	500,000
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

ii)                  Nature and purpose of reserves
The reserves of the Group comprise the following balances:

	2024	2023
(in $ millions)	$	$
Share-based payment reserve	392	474
Foreign currency translation reserve	(76)	(68)
Other reserve	(119)	138
	197	544
a)Share-based payment reserve
The share-based payment reserve comprises the cumulative value of employee services received for equity-settled share-based payment arrangements (see Note 19).
b)Foreign currency translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
c)Other reserve
This reserve represents conversion options and put options issued to non-controlling interests in subsidiaries. Certain conversion options were exercised over the course of 2024 by non-controlling interests as part of a change in holding of subsidiaries within the Group (see note 13).
iii)                 Dividends
The Group did not declare any dividends for the years ended December 31, 2024, 2023 and 2022.
13.                 Subsidiaries and non-controlling interests
Details of the significant subsidiaries within the Group are as follows:

Name of subsidiaries	Country of incorporation/ operation	Ownership interests held by the Group
		2024	2023
		%	%
Grab Holdings Inc.	Cayman	100	100
Grab Inc.	Cayman	100	100
A2G Holdings Inc.	Cayman	100	100
Jaya Grocer Holdings Sdn. Bhd.	Malaysia	75	75
GrabCar Pte. Ltd.	Singapore	100	100

Non-controlling interest
During 2024, the Group acquired additional holdings in subsidiaries offering mobility, delivery and financial services, increasing holdings in those subsidiaries.

(in $ millions)	$
Carrying amount of non-controlling interests acquired	50
GHL Class A ordinary shares issued as consideration for acquisition of non-controlling interests	(486)
Exercise of conversion options by non-controlling interests	243
Consideration paid to non-controlling interests	(60)
Decrease in equity attributable to owners of the Company recognized in accumulated losses	(253)
There is no subsidiary that has a material non-controlling interest to the Group for the year ended December 31, 2024 and 2023.
14.                 Loans and borrowings

(in $ millions)	2024	2023
	$	$
Non-current
Bank loans	116	88
Term loan	—	456
Lease liabilities	125	124
	241	668
Current
Bank loans	90	67
Term loan	—	20
Lease liabilities	33	38
	123	125
A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $360 million (2023: $294 million) (see Note 5). In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility.
The Group has borrowings denominated in Singapore Dollars (“SGD”), Malaysian Ringgit (“MYR”), Indonesian Rupiah (“IDR”) and Thailand Baht (“THB”).

i)                   Terms and debt repayment schedule
Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
				$
2024
Bank loans	SGD	1.5% to 2.1%	2025-2029	140
Bank loans	MYR	2.1% to 3.6%	2025-2028	*
Bank loans	MYR	COF** -2.0% to 1.3%	2025-2028	9
Bank loans	IDR	3.0% to 9.5%	2025-2029	18
Bank loans	THB	COF** + 7.0% p.a.	2025	39
Lease liabilities	Multiple	4.1% to 12.5%	2025-2037	158
				364

2023
Bank loans	SGD	1.5% to 2.1%	2024-2028	102
Bank loans	SGD	COF** + 1.0% to 1.1%	2024	*
Bank loans	MYR	2.1% to 4.2%	2024-2028	*
Bank loans	MYR	COF** -2.0% to 1.3%	2024-2028	12
Bank loans	IDR	9.5%	2024-2028	9
Bank loans	THB	COF** + 7.0% p.a.	2024	32
Term loan	USD	SOFR*** + 4.5%	2026	476
Lease liabilities	Multiple	3.6% to 12.5%	2024-2037	162
				793
*Amount less than $1 million
**Cost of funds – which are variable rates specific to country and/or financial institutions
***Secured Overnight Financing Rate (“SOFR”) includes the Alternative Reference Rates Committee (“ARRC”) spread adjustment
Financial risk management
Information about the exposure of loans and borrowings to relevant financial risks (interest rate, foreign currency and liquidity risk) is disclosed in Note 26.

ii)                  Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities
	Bank loans	Term loan	Lease liabilities	Total
(in $ millions)	$	$	$	$
Balance at January 1, 2024	155	476	162	793
Changes from financing cash flows
Proceeds from bank loans	120	—	—	120
Payment of bank loans	(152)	(483)	—	(635)
Payment of lease liabilities	—	—	(46)	(46)
Interest paid	(13)	(9)	(12)	(34)
Total changes from financing cash flows	(45)	(492)	(58)	(595)
Effect of changes in foreign exchange rates	(3)	—	(2)	(5)
Other changes
Liability-related
Recognition of lease liabilities	—	—	43	43
Derecognition of lease liabilities	—	—	*	*
Secured bank loans for asset acquisition	86	—	—	86
Acquisition through business combination	—	—	1	1
Interest expense	13	16	12	41
Total liability-related other changes	99	16	56	171
Balance at December 31, 2024	206	—	158	364

	Liabilities
	Bank loans	Term loan	Lease liabilities	Total
(in $ millions)	$	$	$	$
Balance at January 1, 2023	118	1,061	186	1,365
Changes from financing cash flows
Proceeds from bank loans	116	—	—	116
Payment of bank loans	(161)	(604)	—	(765)
Payment of lease liabilities	—	—	(39)	(39)
Interest paid	(4)	(63)	(13)	(80)
Total changes from financing cash flows	(49)	(667)	(52)	(768)
Effect of changes in foreign exchange rates	2	—	2	4
Other changes
Liability-related
Recognition of lease liabilities	—	—	18	18
Derecognition of lease liabilities	—	—	(5)	(5)
Secured bank loans for asset acquisition	80	—	—	80
Interest expense	4	82	13	99
Total liability-related other changes	84	82	26	192
Balance at December 31, 2023	155	476	162	793
*Amount less than $1 million
15.                 Provisions

	2024	2023
(in $ millions)	$	$
Site restoration	24	25
Legal and others	37	32
	61	57

	2024	2023
(in $ millions)	$	$
Non-current	20	18
Current	41	39
	61	57

i)                   Site restoration

	2024	2023
(in $ millions)	$	$
Balance at January 1	25	24
Provisions made during the year	*	1
Provisions reversed during the year	(1)	*
Effect of movements in exchange rates	*	*
Balance at December 31	24	25
*Amount less than $1 million
The provisions relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.
ii)                  Legal and others

	2024	2023
(in $ millions)	$	$
Balance at January 1	32	32
Provisions made during the year	5	*
Provisions reversed during the year	*	*
Effect of movements in exchange rates	*	*
Balance at December 31	37	32
*Amount less than $1 million
The balance primarily includes provisions in relation to legal claims, including a claim filed by the competition authority in Malaysia in consideration of the Group’s position of market strength in the Mobility segment. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount of provision as at December 31, 2024.

16.                 Trade payables and other liabilities

	2024	2023
(in $ millions)	$	$
Non-current liabilities
Warrant liabilities	11	6
Put options issued to non-controlling interests	43	118
Other payables	—	5
Employee defined benefit liability	12	11
	66	140
Current liabilities
Trade payables	208	185
Accrued operating expenses	463	344
Electronic wallets	261	261
Tax payables	60	58
Deposits	36	30
Put options issued to non-controlling interest	98	—
Contract liabilities	2	7
Others	41	40
	1,169	925
i)                   Warrant liabilities
These liabilities comprise 26 million warrants that entitles the holder to purchase one GHL Class A ordinary share at an exercise price of $11.50 per whole share. These warrants are exercisable as at December 31, 2024 and will expire on December 1, 2026.
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
The warrants have been measured at the trading price. The carrying value of the warrants as at December 31 is as follows:

	2024	2023
(in $ millions)	$	$
As at 1 January	6	14
Change in fair value	5	(8)
As at 31 December	11	6

ii)                  Employee defined benefit liability
Certain subsidiaries operate a non-contributory defined benefit pension scheme that provides retirement benefits for certain employees.
iii)                 Tax payables
These amounts comprise VAT and withholding tax payables.
iv)                 Put options issued to non-controlling interests
The Group has written options granting non-controlling shareholders of certain subsidiaries the right to sell their shareholding to the Group in the future. As these non-controlling shareholders have present access to the returns until exercise of the option, the financial liability arising from the put option is presented within “Other liabilities" with the corresponding effect within equity under "Other reserves" (see note 12(ii)(c)). Subsequent to initial recognition, changes in the carrying amount of these put liabilities are recognized within equity.
v)                  Accrued operating expenses
These amounts include $80 million for a settlement agreed on during 2024 with regard to class action lawsuits which were filed against the Company and certain of its officers in 2022.
vi)                 Financial risk management
Information about the exposure of trade and other payables to relevant financial risks (currency and liquidity risk) is disclosed in Note 26.
17.                 Deposits from customers in the banking business

	2024	2023
(in $ millions)	$	$
Current
Deposits from customers in the banking business	1,225	374
Deposits from customers in the banking business are retail deposits payable on demand.
Information about the exposure of these deposits to relevant financial risks (currency and liquidity risk) is disclosed in Note 26.

18.                 Income taxes
i)                   Amounts recognized in profit or loss

	2024	2023	2022
(in $ millions)	$	$	$
Current tax expense
Current year	70	52	27
Changes in estimates related to prior years	1	*	*
	71	52	27
Deferred tax (income)/expense
Origination and reversal of temporary differences	4	(2)	(9)
Recognition of previously unrecognized tax losses	(12)	(31)	(12)
	(8)	(33)	(21)
Income tax expense	63	19	6
*Amount less than $1 million
ii)                  The reconciliation between income tax expenses and the loss before income tax is presented as follows:

	2024	2023	2022
(in $ millions)	$	$	$
Loss before tax	(95)	(466)	(1,734)
Tax at the domestic rates applicable to profits in the countries where the Group operates	44	(33)	(165)
Non-deductible expenses	10	9	13
Current year losses for which no deferred tax asset is recognized	64	121	194
Benefits from previously unrecognized tax losses	(56)	(78)	(36)
Changes in estimates related to prior years	1	*	*
Income tax expense	63	19	6
*Amount less than $1 million
iii)                 Movement in deferred tax balances

	2024	2023
(in $ millions)	$	$
Deferred tax assets
Tax losses carried forward	51	45
Others	16	11
Deferred tax liabilities
Property, plant and equipment, intangible assets and others	25	20

	Movement in deferred tax liabilities	Movement in deferred tax assets
(in $ millions)	$	$
Balance at January 1, 2024 before set-off	(49)	85
Recognized in profit or loss	(4)	12
Effects of movements in exchange rates	*	(2)
Deferred tax (liabilities) / assets before set-off	(53)	95
Deferred tax set-off	28	(28)
Balance at December 31, 2024 - Net deferred tax (liabilities) / assets	(25)	67

Balance at January 1, 2023 before set-off	(53)	55
Recognized in profit or loss	4	29
Effects of movements in exchange rates	*	1
Deferred tax (liabilities) / assets before set-off	(49)	85
Deferred tax set-off	29	(29)
Balance at December 31, 2023 - Net deferred tax (liabilities) / assets	(20)	56
* Amount less than $1 million
iv)               Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect of the following items:

	2024	2023
(in $ millions)	$	$
Unutilized tax losses	4,147	5,152
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
v)                  Tax losses carried forward
Out of the $4,147 million (2023: $5,152 million) tax losses, $1,048 million expires between 2025 to 2034 (2023: $2,526 million expires between 2024 to 2033). The remaining tax losses do not expire under the current tax legislation.
Deferred tax assets in certain subsidiaries, have not been recognized in respect of the tax losses carried forward because it is not probable that future taxable profits will be available against which the Group entities can utilize benefits therefrom.
vi)                 Global minimum top-up tax
During the financial year beginning 1 January 2024, Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. The Group has performed an assessment of its exposure arising from Pillar Two legislation based on the most recent financial statements of the constituent entities and there is no current tax impact for the year ended December 31, 2024.
If the top up tax had applied in 2024 for the countries in which the legislation has been enacted but not yet effective, based on an ongoing assessment, our preliminary conclusion is that the impact to the Group would have been insignificant primarily because the Group entities in most countries are subject to corporate income tax rates of above 15%.

19.                 Share-based payment arrangements
i)                   Description of the share-based payment arrangements
As at December 31, 2024, the Company has in place an equity-settled share-based payment arrangement, the 2021 Equity Incentive Plan (the “2021 GHL Plan”), under which Company may:
1.issue restricted share units/awards (‘RSUs’); or
2.grant options to purchase its ordinary shares (‘Share Options’); or
3.issue restricted ordinary shares
to selected employees, officers, directors and consultants of the Group and non-employee directors of the Company.
The RSUs and Share Options granted generally vest 25% on each anniversary of the grant, over a four year-period. Certain RSUs granted vest upon grant date. The maximum term of Share Options granted under the 2021 GHL Plan does not exceed ten years from the date of grant. The RSUs and Share Options granted to employees do not have the rights of the ordinary shares until the RSUs and Share Options are vested, exercised and recorded into the register of shareholders of the Company.
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
In addition to the above arrangements,
•the Company has established a Performance Share Unit ("PSU") plan, under which PSUs may be issued to selected employees, officers, directors, consultants and non-employee directors of the Group and of the Company which generally vest based on specified market and non-market performance conditions, and on completion of a specified period of service; and,
•certain subsidiaries of the Group have also set up certain equity settled share-based payment arrangements for the issuance of restricted share units/awards and share options which generally vest 25% on each anniversary of the grant, over a four year-period.
The share-based payment expense in relation to these arrangements are not material to the Group.

a)Reconciliation of outstanding RSUs
The number of unvested RSUs issued under the 2021 GHL Plan were as follows:

Number of unvested restricted share units
’000
As of December 31, 2021	64,646
Granted	109,016
Vested	(24,343)
Canceled and forfeited	(17,554)
As of December 31, 2022	131,765
Granted	93,731
Vested	(58,348)
Canceled and forfeited	(34,716)
As of December 31, 2023	132,432
Granted	98,607
Vested	(66,630)
Canceled and forfeited	(16,209)
As of December 31, 2024	148,200
As at December 31 of each year in the table above certain RSUs had vested but were not yet registered as ordinary shares.
b)Reconciliation of outstanding Share Options
The number and weighted-average exercise prices of Share Options granted under the 2021 GHL Plan were as follows:

	Number of Share Options	Weighted average exercise price per share	Weighted-average remaining contractual life
	’000	$	(in years)
As of December 31,2021	53,096	1.98	7.8
Issued for acquisition of non-controlling interest	17,910	2.26
Exercised	(12,846)	1.31
Canceled and forfeited	(3,223)	2.15
As of December 31, 2022	54,937	2.22	7.2
Exercised	(2,446)	1.55
Canceled and forfeited	(3,899)	3.29
As of December 31, 2023	48,592	2.17	5.7
Exercised	(7,122)	1.80
Canceled and forfeited	(155)	2.08
As of December 31, 2024	41,315	2.24	4.7

	Number of Share Options	Weighted average exercise price per share
Exercisable as at 31 December	’000	$
2023	44,047	2.19
2024	39,940	2.25
The Share Options outstanding as at December 31, 2024 had an exercise price in the range of $0.28 to $4.03 (2023: $0.28 to $4.03). As at December 31 of each year in the table above, certain share options exercised had not yet been registered as ordinary shares.
c)Restricted ordinary shares
Restricted ordinary shares are issued to certain employees where the vesting of these ordinary shares is dependent on the satisfaction of a combination of service and performance conditions.
During 2024, 4,920 thousand restricted ordinary shares were granted, which are the units that remain outstanding as at December 31,2024. During this period, there were no restricted ordinary shares canceled or forfeited, and 10,337 thousand restricted ordinary shares were vested during the year.
During 2023, there were no restricted ordinary shares granted. There were 481 thousand restricted ordinary shares canceled or forfeited, and 10,817 thousand restricted ordinary shares were vested during the year.
During 2022, there were no restricted ordinary shares granted, canceled or forfeited, and 10,817 thousand restricted ordinary shares were vested during the year.
d)2021 Equity Stock Purchase Plan
During 2024, 4,255 thousand shares (2023: 4,224 thousand shares) were purchased and issued at an average price of $2.81 (2023: $2.89) per share.
ii)                  Share-based payment expenses
The following table summarizes total share-based payment expense by function for the years ended December 31, 2024 , December 31, 2023 and December 31, 2022:

	2024	2023	2022
(in $ millions)	$	$	$
Cost of revenue	52	48	60
Sales and marketing	13	12	14
Research and development	109	97	124
General and administrative	105	147	214
Total	279	304	412
iii)                 Measurement of fair values
a)RSUs
For 2024, 2023 and 2022, the fair value of RSUs granted was determined based on the closing price of the shares on the grant date. The weighted average fair value of RSUs granted during the year ended 2024 was $3.21 (2023: $2.90; 2022: $3.16).

b)Restricted ordinary shares
The fair value of restricted ordinary shares granted during 2024 was determined based on the closing price of the shares on the grant date. The weighted average fair value of restricted ordinary shares granted during the year ended 2024 was $3.21.
20.                 Revenue
i)                   Revenue streams

	2024	2023	2022
(in $ millions)	$	$	$
Deliveries	1,493	1,310	724
Mobility	1,047	871	643
Financial services	253	177	64
Others	4	1	2
	2,797	2,359	1,433
Deliveries revenue comprises fees earned from driver-partners, merchant-partners and consumers for connecting driver-partners and merchant-partners with consumers to facilitate delivery of a variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. Deliveries revenue also includes delivery fees charged to consumers in certain markets where the Group is responsible for delivery services, income earned from the sale of a variety of daily necessities through the operation of a chain of physical stores in certain markets, and advertising revenue arising from promoted listings and banner advertisements, enabling merchant-partners to promote their businesses on the Grab platform.
Mobility revenue comprises fees earned from driver-partners and consumers for connecting consumers with transportation rides provided by driver-partners across a variety of multi-modal mobility options, and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards. Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners of $168 million (2023: $146 million; 2022: $126 million) (refer to Note 25), who typically use the vehicles to offer services through the Grab platform.
Financial services revenue predominantly comprises interest earned on loans and advances provided to merchant-partners, driver-partners and consumers, interest earned on unsecured retail loans and investment securities through the digital banking business, insurance distribution offerings, fees earned from digital payment processing services charged to merchant-partners primarily based on the net value payments successfully completed through the Grab platform, and associated advertising revenue.
ii)                  Geographic information

	2024	2023	2022
(in $ millions)	$	$	$
Indonesia	643	605	275
Malaysia	816	673	509
Philippines	265	200	125
Singapore	578	480	302
Thailand	252	205	109
Vietnam	228	185	108
Rest of Southeast Asia	15	11	5
	2,797	2,359	1,433
iii)                 Major customers
Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.

21.                 Income and expenses
i)                   Other income

	2024	2023	2022
(in $ millions)	$	$	$
Government grant income	*	1	7
Others	17	16	10
	17	17	17
*Amount less than $1 million
Government grant income was provided by the Singapore Government under the Job Support Scheme.
ii)                  Other expenses

	2024	2023	2022
(in $ millions)	$	$	$
Impairment of goodwill (Note 6)	—	—	3
Others	4	4	9
	4	4	12
iii)                 Expenses by nature
Total cost of revenue, sales and marketing expenses, general and administrative expenses and research and development expenses include expenses of the following nature:

	2024	2023	2022
(in $ millions)	$	$	$
Staff costs	1,029	1,113	1,250
Operation costs	1,175	1,048	864
Depreciation and amortization	147	145	150
Marketing expenses	260	227	206
Professional fees	58	67	104
22.                 Net finance income/ (costs)

	2024	2023	2022
(in $ millions)	$	$	$
Financial assets measured at amortized cost - interest income (primarily time deposits, debt investments and cash and cash equivalents)	187	197	107
Net foreign exchange gain	—	1	—
Finance income	187	198	107
Financial liabilities measured at amortized cost – interest expense	(41)	(99)	(165)
Net foreign exchange loss	(65)	—	(1)
Finance costs	(106)	(99)	(166)
Net change in fair value of financial assets and liabilities	*	(39)	(294)
Net finance income/ (costs) recognized in profit or loss	81	60	(353)
*Amount less than $1 million

23.                 Loss per share
The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders for the years ended December 31, 2024, 2023 and 2022 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	2024	2023	2022
	$	$	$
Loss for the year	(158)	(485)	(1,740)
Less: Loss attributable to non-controlling interests	(53)	(51)	(57)
Loss for the year attributable to ordinary shareholders	(105)	(434)	(1,683)
Basic weighted-average ordinary shares outstanding	3,995,237	3,894,724	3,814,492
Basic loss per share attributable to ordinary shareholders	(0.03)	(0.11)	(0.44)
Diluted loss per share attributable to ordinary shareholders	(0.03)	(0.11)	(0.44)
As the Group incurred a loss for the years ended December 31, 2024, 2023 and 2022, basic loss per share was the same as diluted loss per share.
The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the years ended December 31, 2024, 2023 and 2022 (in thousands) or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	2024	2023	2022
Warrants (Note 16)	26,000	26,000	26,000
Restricted ordinary shares (Note 19)	4,920	10,337	21,635
Share options (Note 19)	41,315	48,592	54,937
RSUs (Note 19)	148,200	132,432	131,765
Shares committed under ESPP (Note 19)	2,056	4,224	2,890
Options to swap the shares in GHL subsidiaries for GHL Class A Ordinary Shares	—	121,450	121,450
Total	222,491	343,035	358,677
24.                 Related parties
i)                   Transactions with key management personnel
Compensation to Directors and executive officers of the Group comprised the following:

	2024	2023	2022
(in $ millions)	$	$	$
Short-term employee benefits	8	7	7
Post-employment benefits	*	*	*
Share-based payment	51	103	160
*Amount less than $1 million
The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or joint control is insignificant.

The Group did not enter into other significant related party transactions.
With effect from April 1, 2024, Grab expanded its Board of Directors to seven from six members, with two members newly appointed and one existing member retiring from that date.
There were no significant changes to the compensation scheme during the year.
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
a)Right-of-use assets
Right‑of‑use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment.

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2024	119	24	143
Depreciation	(29)	(19)	(48)
Additions	17	26	43
Acquisition through business combination	1	—	1
Derecognition	*	—	*
Effects of movement in exchange rates	*	(1)	(1)
Balance at December 31, 2024	108	30	138

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2023	138	33	171
Depreciation	(26)	(15)	(41)
Additions	11	7	18
Derecognition	(3)	—	(3)
Effects of movement in exchange rates	(1)	(1)	(2)
Balance at December 31, 2023	119	24	143

*Amount less than $1 million
b)Amounts recognized in profit or loss

	2024	2023	2022
(in $ millions)	$	$	$
Interest on lease liabilities	12	13	13

Income from sub-leasing right-of-use assets, expenses relating to short-term leases and leases of low-value assets, and expenses relating to variable lease payments not included in the measurement of lease liabilities were not material to the Group for the years ended December 31, 2024 and 2023.
c)Amounts recognized in statement of cash flows
Refer to Note 14 (ii) on the amount of cash outflow paid for leases.
ii)                  As a lessor
The Group leases out motor vehicles consisting of its owned vehicles as well as leased vehicles. All leases are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.
Rental income recognized by the Group during 2024 was $168 million (2023: $146 million). The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

	2024	2023
(in $ millions)	$	$
Not later than one year	67	64
Later than one year and not later than five years	36	42
26.                 Financial instruments
i)                   Financial risk management
The Group has exposure to the following risks from its use of financial instruments:
•credit risk;
•liquidity risk; and
•market risk
This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.
a)Risk management framework
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
b)Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables, loans and advances, payment cycle receivables, deposits and cash and cash equivalents. The Group does not have significant credit exposure to a single counterparty.

Impairment losses on financial assets recognized in profit or loss were as follows:

	2024	2023	2022
(in $ millions)	$	$	$
Loan receivables and commitments in the financial services segment	56	42	31
Trade receivables	31	26	20
Payment cycle receivables	5	5	6
Other receivables	3	(1)	1
Other investments	—	—	—
Cash and cash equivalents	*	—	—
	95	72	58
*Amount less than $1 million
Loan receivables and commitments in the financial services segment
The exposure to credit risk mainly relates to:
•term loans provided to merchant-partners, driver-partners and consumers; and
•unsecured retail financing (loans and commitments) provided to individuals through digital banking activity
The Group closely monitors credit quality for these loans and commitments to manage and evaluate the Group’s related exposure to credit risk. Credit risk management begins with initial underwriting and continues through to full repayment of a loan. To assess a borrower who requests a loan, the Group, among other indicators, internally developed risk models using detailed information from internal historical experience including the borrower’s prior repayment history with the Group as well as other measures including platform behavior. The Group uses delinquency status and trends to assist in making new and ongoing credit decisions, adjust models, plan collection practices and strategies.
Exposure to credit risk
The exposure to credit risk for loan receivables at the reporting date by geographic region was as follows:

	Carrying amount
	2024	2023
(in $ millions)	$	$
Indonesia	59	25
Malaysia	80	47
Philippines	30	22
Singapore	295	172
Thailand	63	52
Vietnam	9	8
	536	326
•For the purpose of comparability, the gross carrying amount of non-current loan receivables have been included.
There is no concentration of credit risk for loan receivables and commitments. Undrawn loan commitments as at December 31, 2024 amount to $205 million (2023: $84 million). The corresponding expected credit losses are not material to the Group.

Loss rates are calculated using methods based on the probability of a receivable progressing through successive stages of delinquency to write-off. Loss rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, nature of counterparty and the underlying product.
The following table provides information about the exposure to credit risk and loss allowances for loan receivables.

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2024
Current (not past due)	3.6	515	(21)	No
1 – 30 days past due	17.6	44	(8)	No
31 – 60 days past due	59.2	9	(5)	No
61 – 90 days past due	80.0	7	(6)	No
91 – 120 days past due	89.7	6	(5)	Yes
More than 121 days	94.2	5	(5)	Yes
		586	(50)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2023
Current (not past due)	4.7	312	(14)	No
1 – 30 days past due	16.2	27	(4)	No
31 – 60 days past due	54.4	6	(3)	No
61 – 90 days past due	69.5	5	(4)	No
91 – 120 days past due	87.6	4	(4)	Yes
More than 121 days	91.2	6	(5)	Yes
		360	(34)
•For the purpose of comparability, the gross carrying amount of non-current loan receivables have been included.
Movements in allowance for impairment in respect of loan receivables and commitments
The movement in the allowance for impairment in respect of loan receivables and commitments during the year was as follows:

	2024	2023
(in $ millions)	$	$
At January 1	34	22
Impairment loss recognized	56	42
Amounts written off	(39)	(30)
Exchange translation differences	(1)	*
At December 31	50	34
*Amount less than $1 million

Trade receivables
Trade receivables mainly comprise amounts due from business organizations, merchant-partners and driver-partners within the Deliveries and Mobility segments. There is no significant concentration of customer credit risk. In monitoring customer credit risk, customers are grouped according to their credit characteristics which includes geographic location and operating segment.
The Group does not have collateral in respect of outstanding trade receivables. The Group does not have trade receivables for which no loss allowance is recognized because of collateral.
The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount
	2024	2023
(in $ millions)	$	$
Indonesia	47	33
Malaysia	16	17
Philippines	11	7
Singapore	30	33
Thailand	11	6
Vietnam	20	19
Other countries	3	4
	138	119
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
The following table provides information about the exposure to credit risk and ECLs for trade receivables as at December 31:

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2024
Current (not past due)	6.0	119	(7)	No
1 – 30 days past due	10.8	17	(2)	No
31 – 60 days past due	17.2	8	(1)	No
61 – 90 days past due	33.7	4	(1)	No
91 – 120 days past due	36.7	2	(1)	No
More than 121 days	99.2	11	(11)	Yes
		161	(23)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2023
Current (not past due)	5.2	91	(5)	No
1 – 30 days past due	11.1	24	(3)	No
31 – 60 days past due	14.0	9	(1)	No
61 – 90 days past due	46.7	5	(2)	No
91 – 120 days past due	55.6	2	(1)	No
More than 121 days	95.1	10	(10)	Yes
		141	(22)
Movements in allowance for impairment in respect of trade receivables
The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2024	2023
(in $ millions)	$	$
At January 1	22	20
Impairment loss recognized	31	26
Amounts written off	(30)	(24)
Acquisition through business combination	*	*
Exchange translation differences	*	—
At December 31	23	22
*Amount less than $1 million
Deposits with banks and financial institutions, debt investments and cash and cash equivalents
At December 31, 2024, the Group held deposits with banks and financial institutions, debt investments (at amortized cost and FVOCI) and cash and cash equivalents of $2,789 million (2023: $2,651 million) and $2,964 million (2023: $3,138 million) respectively. These amounts are held with reputable bank and financial institution counterparties.
Impairment on deposits and debt investments (at amortized cost and FVOCI) with a maturity of 12 months or less from reporting date, and cash and cash equivalents has been measured on the 12-month expected loss basis and reflects the short maturities of the exposures. Impairment on deposits and debt investments (FVOCI) with a maturity of more than 12 months from reporting date has been measured on an expected loss basis that reflects the longer maturities of the exposures. These amounts have low credit risk based on the external credit ratings of the counterparties and therefore have insignificant provisions for expected credit losses.
c)Liquidity risks
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

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
(in $ millions)	$	$	$	$	$
2024
Financial liabilities
Bank loans	206	(221)	(93)	(128)	—
Deposits from customers in the banking business	1,225	(1,225)	(1,225)	—	—
Trade payables and other liabilities	1,065	(1,065)	(1,011)	(54)	—
Lease liabilities	158	(218)	(42)	(90)	(86)
	2,654	(2,729)	(2,371)	(272)	(86)
2023
Financial liabilities
Bank loans	155	(168)	(72)	(96)	—
Term loan	476	(581)	(70)	(511)	—
Deposits from customers in the banking business	374	(374)	(374)	—	—
Trade payables and other liabilities	893	(893)	(764)	(129)	—
Lease liabilities	162	(227)	(49)	(80)	(98)
	2,060	(2,243)	(1,329)	(816)	(98)
d)Market risks
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
Interest on external borrowings is denominated in the currency of the borrowing. The Group entities’ external borrowings are generally denominated in currencies that match the cash flows generated by the underlying operations of the Group, which is also the currency of the country in which the entity operates.
In respect of other monetary assets and liabilities denominated in foreign currencies, including monetary items which do not form part of the net investment in foreign operation, the Group’s policy is to ensure that its net exposure is kept at a reasonable level by buying or selling foreign currencies at spot rates when necessary to address short term imbalances.
Based on the above approach to currency risk management, the Group’s net exposure to currencies that are denominated in a currency other than the respective functional currencies of Group entities is insignificant.
Interest rate risks
As described below, the Group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk.
The interest rate profile of the Group’s interest-bearing financial instruments is as follows:

	Carrying amount
	2024	2023
(in $ millions)	$	$
Fixed-rate instruments
Other investments	3,223	2,852
Cash and cash equivalents	2,964	3,138
Bank loans	(158)	(111)
Variable-rate instruments
Bank loans	(48)	(44)
Term loan	—	(476)
•For the purpose of comparability, the carrying amount of debt investments measured at FVTPL have been included.
Fair value sensitivity analysis for fixed-rate instruments
Most fixed-rate financial assets and financial liabilities of the Group are not accounted for at FVTPL. Therefore, a change in interest rates at the reporting dates would not materially affect profit or loss.
Cash flow sensitivity analysis for variable rate instruments
The Group’s borrowings at variable rate are mainly denominated in Singapore Dollars, Malaysian Ringgit, Indonesian Rupiah and Thai Baht. The borrowings are periodically contractually repriced and to that extent are also exposed to the risk of future changes in market interest rates. For the bank loans, a change of 100 basis points in interest rates at the reporting date would have had an insignificant impact on profit or loss and equity. In 2023, for the term loan, a 100 basis point increase in SOFR would have increased consolidated losses by approximately $5 million.

ii)                  Offsetting financial instruments
For the purposes of cash flow management, the Group has entered into transactions that have resulted in the recognition of a financial asset and liability of carrying amounts of $694 million and $694 million respectively, that are offset in the statement of financial position as the Group has a legally enforceable right to offset the amounts as well as the intention to realize the asset and settle the liability simultaneously.
iii)                 Capital management
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

iv)                 Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2024
Financial assets
Debt investments	7	434	267	824	1,525	268	321	112	701
Equity investments	7	207	—	—	207	86	—	121	207
Time deposits	7	—	—	1,698	1,698
Loan receivables in the financial services segment	8	—	—	536	536
Trade and other receivables	9	—	—	206	206
Other assets	10	21	—	224	245	—	21	—	21
Cash and cash equivalents	11	—	—	2,964	2,964
Total		662	267	6,452	7,381	354	342	233	929
Financial liabilities
Bank loans	14	—	—	(206)	(206)
Lease liabilities	14	—	—	(158)	(158)
Warrant liabilities	16	(11)	—	—	(11)	(11)	—	—	(11)
Trade payables and other liabilities	16	(5)	(141)	(908)	(1,054)	—	—	(146)	(146)
Deposits from customers in the banking business	17	—	—	(1,225)	(1,225)
Total		(16)	(141)	(2,497)	(2,654)	(11)	—	(146)	(157)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2023
Financial assets
Debt investments	7	608	45	381	1,034	502	62	89	653
Equity investments	7	241	—	—	241	109	—	132	241
Time deposits	7	—	—	1,818	1,818
Loan receivables in the financial services segment	8	—	—	326	326
Trade and other receivables	9	—	—	196	196
Other assets	10	5	—	300	305	—	5	—	5
Cash and cash equivalents	11	—	—	3,138	3,138
Total		854	45	6,159	7,058	611	67	221	899
Financial liabilities
Term loan	14	—	—	(476)	(476)
Bank loans	14	—	—	(155)	(155)
Lease liabilities	14	—	—	(162)	(162)
Warrant liabilities	16	(6)	—	—	(6)	(6)	—	—	(6)
Trade payables and other liabilities	16	(5)	(118)	(764)	(887)	—	—	(123)	(123)
Deposits from customers in the banking business	17	—	—	(374)	(374)
Total		(11)	(118)	(1,931)	(2,060)	(6)	—	(123)	(129)

v)                 Measurement of fair values
a)Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used. The movement in fair value arising from reasonably possible changes to the significant unobservable inputs was assessed as not significant.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities
Put options issued to non-controlling interests (see Note 16)	Income approach	Probability attributed to achieving certain milestones	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones were higher (lower).
b)Level 3 fair values
The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Other liabilities	Total
	$	$	$
(in $ millions)
At January 1, 2024	221	(123)	98
Net change in fair value (unrealized)	10	(23)	(13)
Net purchases	2	—	2
At December 31, 2024	233	(146)	87
At January 1, 2023	198	(99)	99
Net change in fair value (unrealized)	(15)	(24)	(39)
Net purchases	38	—	38
At December 31, 2023	221	(123)	98

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
The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Deliveries	Connecting driver-partners and merchant-partners with consumers to create a localized logistics platform, facilitating and performing on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. It also includes delivery services in certain markets for which the Group is directly responsible; the offering of a variety of daily necessities through the operation of a chain of physical stores in certain markets; and advertising revenue arising from promoted listings and banner advertisements, enabling merchant-partners to promote their businesses on the Grab platform.
Mobility	Connecting consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain markets), and shared mobility options, such as carpooling. It also includes vehicle rental for driver-partners; and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards.
Financial services	Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, digital banking services in certain markets, insurance distribution and associated advertising revenue.
Others	Suite of offerings including mapping services and anti-fraud offerings.
ii)                  Information about reportable segments
The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA. Segment reporting revenue is disclosed in Note 20.
Segment Adjusted EBITDA is defined as profit (loss) of each operating segment adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, (x) regional corporate costs and (xi) other items not indicative of our ongoing operating performance.

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	2024	2023	2022
(in $ millions)	$	$	$
Segment Adjusted EBITDA
Deliveries	196	81	(390)
Mobility	569	466	297
Financial services	(105)	(170)	(278)
Others	3	(1)	*
Total reportable Segment Adjusted EBITDA	663	376	(371)
Regional corporate costs	(350)	(398)	(422)
Other income	13	17	15
Depreciation and amortization	(147)	(145)	(150)
Share-based compensation expenses	(279)	(304)	(412)
Impairment losses on goodwill and non-financial assets	—	*	(5)
Restructuring costs	(14)	(56)	(8)
Legal, tax and regulatory settlement provisions	(54)	(9)	(20)
Operating loss	(168)	(519)	(1,373)
Income tax expense	(63)	(19)	(6)
Net finance income/(costs)	81	60	(353)
Share of loss of equity - accounted investees (net of tax)	(8)	(7)	(8)
Loss for the year	(158)	(485)	(1,740)
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
With effect from January 1, 2024, the Group changed the composition of its operating segments to align with changes in how its businesses are managed and performances evaluated by the CODM. These changes include:
•operating segments identified as Deliveries, Mobility, Financial services and Others (previously Deliveries, Mobility, Financial services, and Enterprise and new initiatives)
•revenue from the advertising business previously reported within the Enterprise and new initiatives segment are now reported in the Mobility, Deliveries and Financial services segments in accordance with the respective advertising products;
•a portion of payment transaction revenues, transaction costs and other relevant support costs previously reported in the Financial services segment that relate to the Mobility and Deliveries transactions now being allocated to these respective segments;
•selected regional corporate costs that support the Mobility, Deliveries and Financial services segments are now being allocated to these respective segments;
•realized foreign exchange gains/(losses) are excluded from Segment Adjusted EBITDA, as compared to only unrealized foreign exchange gain (loss) in previous financial reporting periods

After these changes, the Group's reportable segments are Deliveries, Mobility, Financial services and Others with the related previously reported segment information recast accordingly. These reporting changes have no impact on previously reported consolidated statements of financial position, statement of profit or loss and other comprehensive income, statement of changes in equity or statement of cash flows.
28.                 Business combinations
There were no material acquisitions of businesses during the financial years ended December 31, 2024 and 2023.
29.                 Contingencies and commitments
i)                   Contingencies
The Group is involved in multiple legal proceedings which relate to a range of matters including personal injury or property damage cases, employment or labor-related disputes, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries; and also other proceedings relating to compliance with competition, privacy or other applicable regulations, including tax assessments in certain jurisdictions.
As at December 31, 2024, in view of the uncertainty of the outcome of these proceedings, with the exception of certain specific legal claims (see Note 15), provisions for such claims have not been recognized as the Group does not consider these proceedings to result in obligations or in the outflow of resources. These possible obligations include an internal investigation into potential violations of certain anti-corruption laws relating to the Group's operations in one of the countries in which it operates, voluntarily self-reported by the Group to the U.S. Department of Justice during 2020.
ii)                  Commitments
The Group has entered into non-cancelable contracts which mainly pertain to purchase of data processing and technology platform infrastructure services, the commitments for which are summarized below.

	Payments due by period
	Total	Less than 1 year	1 to 5 years
(in $ millions)	$	$	$
Non-cancelable purchase obligations	563	102	461
30.                 Subsequent events
In March 2025, the Group acquired a 80% ownership interest in Eastern Grocer Sdn. Bhd. (“Everrise”), an operator in the premium grocery segment in Malaysia predominantly in the East Malaysia. Subject to certain terms, the Group will have the option to buy, and the current shareholders will have the option to sell to the Group, the remaining 20% of the ownership interest of Everrise after the closing of the transaction. The consideration for the acquisition of 80% ownership interest is $54 million in cash. The determination of consideration is subject to finalization, as is the resultant accounting.