Form 20-F
period 2025-12-31
Grab Holdings Ltd
filed 2026-03-06
CIK 1855612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
FORM 20-F
__________________________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business covered by the annual report: 3,969,290,878 Class A ordinary shares, 128,355,800 Class B ordinary shares, and 25,999,981 warrants, as of December 31, 2025.
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
“Everrise” refers to Eastern Grocer Sdn. Bhd., a premium supermarket chain that operates predominately in East Malaysia, in which we have a majority economic interest;
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
“GrabForGood Fund” means our endowment fund co-funded by Grab, our co-founders and external donors that aims to introduce and support programs that empower Southeast Asian communities to improve socioeconomic mobility and quality of life;
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
“GrabCoins” means our loyalty platform, which was previously branded as “GrabRewards”, providing consumers that use services offered through our platform with a large catalog of points redemption options, including offers from both popular merchant-partners and us;
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
“NASDAQ” means the Nasdaq Stock Market;
“Notes” means the zero coupon convertible senior notes due 2030 in an aggregate principal amount of $1.5 billion that we offered and sold in June 2025 only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside of the United States in offshore transactions in reliance on Regulation S;
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

Non-IFRS Financial Measures
Unless otherwise stated or unless the context otherwise requires in this annual report:
“Adjusted EBITDA” is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss), and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance;
“Adjusted Free Cash Flow” is a non-IFRS financial measure defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business;
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
“loan portfolio” means the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances;
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
•Although we made a net profit in 2025, we had incurred net losses in each year before that and may not be able to continue to raise sufficient capital or achieve or sustain profitability.
•Our ability to remain profitable is dependent upon our ability to manage incentive levels and corporate overheads, relative to the commissions, fees, and other revenues generated by our services.
•Our businesses are subject to numerous, often conflicting, and evolving legal and regulatory risks across multiple jurisdictions that could adversely impact our business and prospects.
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
•We are subject to risks associated with operating in the rapidly evolving Southeast Asia.
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
Although our business has grown rapidly, our businesses in Southeast Asia and in particular our superapp platform are still in a stage of growth. There is no assurance that we will be able to achieve and maintain growth and profitability across all of our business segments. There is also no assurance that market acceptance of our offerings will continue to grow or that new offerings, such as digital banking, will be accepted.
Our management believes that our growth depends on a number of factors, including our ability to:
•expand and diversify our deliveries, mobility, financial services and other offerings, which include innovating in new areas such as financial services (including our digital banks, which commenced commercial operations in 2022 and are growing and scaling) and often requires us to make long-term investments and absorb losses while we build scale;
•maintain and/or increase the scale of the driver- and merchant-partner base and increase consumer usage of our platform and the synergies within our ecosystem;
•optimize our cost efficiency;
•reduce incentives paid to driver-partners, merchant-partners and consumers;
•enhance and develop our superapp, the tools we provide the driver- and merchant-partners and payments network along with our other technology and infrastructure including AI;
•recruit and retain high quality industry talent;
•expand our business in the countries in which we operate, which requires managing varying infrastructure, regulations, systems and user expectations;
•navigate any downward trends and volatility in macroeconomic conditions, including discretionary consumer spending, and any resulting negative impact on and fluctuations in our business;
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

In addition, achieving profitability will require us, for example, to continue to grow and scale our business, manage promotion and incentive spending, improve monetization, improve efficiency in marketing, reduce regional corporate costs and other spending and increase consumer spending on our platform. Our growth so far has been driven in part by incentives we offer driver-partners, merchant-partners and consumers. On-demand incentives as a percentage of on-demand GMV remained flat at approximately 10% in 2023, 2024 and 2025. The incentives as a percentage of on-demand GMV in these years reflect the strategic use of incentives to drive on-demand growth in our platform. In addition, demand growth has been further supported by contributions from new product offerings, as well as our performance marketing efforts.
We cannot assure you that we will be able to continue to grow and manage each of our segments or our superapp platform or achieve or maintain profitability. Our success will depend substantially on our ability to develop and effectively implement appropriate strategies and plans, including our monetization, sales and marketing and cross-selling efforts. If driver- and merchant-partners and consumers accessing offerings through our platform do not perceive us as beneficial, or choose not to utilize us, then our business may not achieve the growth potential or profitability we expect, which could materially and adversely affect our business, financial condition, results of operations and prospects.
We face intense competition across the segments and markets we serve.
We face competition in each of our segments and markets. The segments and markets in which we operate are intensely competitive and are characterized by shifting user preferences, fragmentation, and evolving new services and offerings. We compete both for driver- and merchant-partners and for consumers. Our competitors may operate in single or multiple segments and in a single market or regionally across multiple markets. These competitors may be well-established or new entrants and focused on providing low-cost alternatives or higher quality offerings, or any combination thereof. New competitors may include established players with existing businesses in other segments or markets that expand to compete in our segments or markets. Competitors focused on a limited number of segments or markets may be better able to develop specialized expertise or employ resources in a more targeted manner than we do, and may enjoy lower overhead costs. Our competitors in certain geographic markets may enjoy competitive advantages such as reputational advantages, better brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, and more supportive regulatory regimes and may also offer discounted services, driver- or merchant-partner incentives, consumer incentives, discounts or promotions, innovative products and offerings, or alternative pricing models. From time to time competitive factors have caused, and may continue to cause, us to reduce prices or fees and commissions and increase driver-partner, merchant-partner or consumer incentives and marketing expenses, which have impacted and could continue to impact our revenues and costs. Furthermore, the rise of nationalism coupled with government policies favoring the creation or growth of local technology companies could favor our competitors and impact our position in our markets. In addition, some of our competitors may consolidate to expand their market position and capabilities.

In our segments and markets, the barriers to entry are low. Our competitors may adopt certain of our product features, or may adopt innovations that consumers or driver- or merchant-partners value more highly than ours, which could render the offerings on our platform less attractive or reduce our ability to differentiate our offerings. Driver- and merchant-partners and consumers may easily shift to alternative platforms with the highest earning potential or highest volume of work, and the merchant-partners may shift to the platform that provides the lowest fees and commissions or the highest volume of business or other opportunities to increase profitability. They make these choices based on a variety of factors, including:
•For driver- and merchant-partners: Highest earning potential or volume of work, lowest fees and commissions, and tools to enhance profitability.
•For consumers: Lowest-cost or highest-quality offerings, better choices, convenience, and overall user experience.
•For all users: Overall platform user experience and convenience, quality of mobile applications, convenience of payment settlement services, and integration with mobile and networking applications.

In our deliveries segment, we face competition from regional players such as Foodpanda, ShopeeFood and Gojek (primarily in Indonesia) and single market players in Southeast Asia, including Line Man Wongnai in Thailand. In addition, many chain merchants have their own online ordering platforms and pizza companies, such as Domino’s and other merchants often own and operate their own delivery fleets. Consumers also have other options through offline channels such as in-restaurant and take-out dining, and buying directly from supermarkets, grocery and convenience stores, which may have their own delivery services. Our platform also competes with last-mile package delivery services including on-demand services such as Gojek and Lalamove, and single market players such as AhaMove in Vietnam and Transportify in the Philippines. In our mobility segment, we face competition from Gojek in Indonesia and Singapore, Be Group in Vietnam, Bolt in Thailand, Tada and Ryde in Singapore, as well as Xanh SM, Bolt, Maxim and InDrive in several Southeast Asian countries, licensed taxi operators such as ComfortDelGro in Singapore, and traditional ground transportation services, including taxi-hailing. In addition, consumers have other options including public transportation and personal vehicle ownership. Changes in local laws and regulations may also facilitate entry of local and foreign competitors into the segments we operate in, increasing competition.

While our payments and financial services offerings compete with offline options such as cash and credit and debit cards, interbank transfers, traditional banks and other financial institutions, as well as other electronic payment system operators, our competitors in digital payment services also include ShopeePay and Google Pay and single market players such as Dana and GoPay in Indonesia, and Touch ‘n Go and MAE in Malaysia. Some of these competitors in digital payment services also operate e-commerce businesses. This may affect our e-wallet usage (specifically OVO and GrabPay) on these platforms due to preferential treatment that may be afforded to entities related to our competitors. Our competitors in the digital banking space are primarily new digital banks, in addition to incumbent banks in countries where our digital banks operate. In addition, while we have a non-competition agreement with Uber Technologies, Inc. (“Uber”), which was put in place in connection with a transaction with such shareholder and contractually restricts them from competing with us in Southeast Asia, such agreement is subject to limited terms. Uber previously operated in the ride-hailing and food deliveries businesses in Southeast Asia prior to our acquisition of Uber’s business in Southeast Asia in 2018. The non-competition agreement with Uber will expire one year after Uber disposes of all shareholdings in us. If Uber, or Didi Chuxing Technology Co., who once operated in Southeast Asia, re-enters our markets, we could face more intense competition, which could in turn materially impact our ability to bring driver- and merchant-partners and consumers onto our platform, cause us to lose market share, impact our pricing and/or require us to increase our incentives in order to retain market share. Both Uber and Didi could have certain competitive advantages compared to other new entrants into our markets given their familiarity with the markets, and in the case of Uber, due also to their shareholding in us and previous operations in Southeast Asia.
Any failure to successfully compete could materially and adversely affect our business, financial condition, results of operations and prospects.

Although we made a net profit in 2025, we had incurred net losses in each year before that and may not be able to continue to raise sufficient capital or achieve or sustain profitability.
We made a net profit of $0.2 billion in the year ended December 31, 2025, and net losses of $0.2 billion and $0.5 billion in the years ended December 31, 2024 and 2023, respectively. We cannot assure you that we will continue to make a net profit. We invest significantly in our business, including, among others, (i) expanding the deliveries, mobility and financial services offerings on our platform; (ii) increasing the scale of the driver- and merchant-partner base and consumer base accessing offerings on our platform; (iii) developing and enhancing our platforms, (iv) enhancing the tools that we provide for the driver- and merchant-partners, our payments network, digital banks and other technology and infrastructure, and (v) recruiting of quality industry talent. We are also developing our business across over 900 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations, with a strategy that involves a hyperlocal approach to our operations, all of which requires more investment than if we only operated in one country and a smaller number of cities. Our offerings such as GrabRentals require us to make investments and develop scale in order to achieve profitability. To be competitive in certain markets, generate scale and increase liquidity, from time to time we lower fees and offer driver-partner, merchant-partner and consumer incentives, which also reduce our revenue. We will continue to require significant capital investment to support our business. Issuances of equity or equity-linked securities could cause existing shareholders to suffer significant dilution, and any new equity securities issued may have rights, preferences, and privileges superior to those of existing shareholders. Debt financing could contain restrictive covenants relating to financial and operational matters including restrictions on the ability to incur additional secured or unsecured indebtedness that may make it more difficult to obtain additional capital with which to pursue business opportunities. We may not be able to obtain additional financing on acceptable terms, if at all.
Any failure to increase our revenue, manage the increase in our operating expenses, continue to raise capital, manage our liquidity or the effects of net losses (if we were to incur net losses again), could prevent us from continuing as a going concern or achieving or maintaining profitability.
Our ability to remain profitable is dependent upon our ability to manage incentive levels and corporate overheads, relative to the commissions, fees, and other revenues generated by our services.
We have paid significant amounts of incentives to attract new driver- and merchant-partners and consumers to our services, or to encourage existing registered driver-partners to return to or continue driving on our platform, in order to grow our business and generate new demand for our services and may continue to do so in the future. These incentives, which are typically in the form of additional payments made to partners and consumers, have in the past exceeded, and may in the future exceed, the amount of the commissions and fees that we receive for our services. In addition, from time to time merchant-partners may offer incentives to consumers to drive demand for their products and services on our platform, which may have the effect of reducing the portion of overall incentives paid by us. Conversely, to the extent that merchant-partners are less willing to provide such incentives, we may need to increase our incentives to keep our platform attractive. Our revenues are generally reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2025, 2024 and 2023, we incurred incentives of $2.3 billion, $1.8 billion and $1.6 billion, respectively (comprised of partner incentives of $1.0 billion, $0.8 billion and $0.7 billion, respectively, and consumer incentives of $1.3 billion, $1.1 billion and $0.9 billion, respectively) resulting in reductions to our reported revenues of the same amounts. Under the principal model which is adopted for certain delivery offerings in certain of our markets, delivery fees paid by users in that market are recognized as revenue to us, and the amount paid to driver-partners, including driver-partner incentives are recognized as a cost of revenue, and are excluded from the incentives stated above. Our monthly transacting users grew to 47.2 million for the year ended December 31, 2025 from 41.3 million for the year ended December 31, 2024, and 35.5 million for the year ended December 31, 2023. However, we cannot assure you that our monthly transacting users will continue to grow in the future.
Furthermore, our profitability is affected by our corporate overhead costs, such as costs relating to technology infrastructure, employee compensation, research and development, general administration and sales and marketing. As we continue to scale our operations and invest in new product developments, our corporate overheads may increase. If we are unable to grow our revenue at a rate faster than the growth of these overhead expenses, or if we fail to achieve sufficient operational efficiencies as we scale, we may not be able to maintain or increase profitability.

If we are unable to reduce the amount of incentives we pay over time relative to the commissions and fees we receive, we will likely impact our ability to increase our revenues, raise capital, and remain profitable. In addition, given our use of incentives to encourage use of our platform, future decreases in the use of incentives could also reduce the growth in or even reduce the number of users and driver- and merchant-partners as well as our revenues, which could negatively impact our financial condition and results of operations.
Our businesses are subject to numerous, often conflicting, and evolving legal and regulatory risks across multiple jurisdictions that could adversely impact our business and prospects.
We operate across the deliveries, mobility and financial services segments in over 900 cities in the large, diverse and complex Southeast Asian region. Each of our segments is subject to numerous and often conflicting or evolving regulations from various regulators in each jurisdiction in which we operate. Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to deliveries, mobility and/or financial services (including digital bank) offerings, (ii) various forms of data regulation such as data privacy, data localization, data portability, cybersecurity and advertising or marketing, (iii) gig economy regulations, (iv) anti-trust regulations, (v) digital platform regulations, (vi) economic regulations such as price, supply regulation, safety, health and environment regulations, (vii) foreign ownership restrictions, (viii) AI regulation and (ix) regulations regarding the provision of online services, including with respect to the internet, mobile devices and e-commerce.
Moreover, since we operate across eight countries, regulatory scrutiny or actions in one country may lead to other regulators taking similar actions in other countries. We, with our significant and varied group of stakeholders, are highly visible to regulators across our markets. Dissatisfaction among stakeholder groups could trigger regulator intervention, impacting our business.
Because the industries in which we operate are relatively new and disruptive in our market, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving in certain jurisdictions. This dynamic environment means we may be unable to obtain, assess, maintain, or renew all required licenses, permits and approvals necessary to provide our offerings and those we plan to offer. We cannot be sure that our interpretations of the rules and regulations, including our reliance on applicable regulatory exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses, and in particular our financial services business, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets in which we plan to operate.

Segments of our businesses that are currently unregulated could become regulated, or segments of our businesses that are already regulated could be subject to new and changing regulatory requirements, which may adversely impact our business, results of operations, financial results and prospects. Various proposals regarding issues related to our business operations and business model that may impact our business are currently before various national, regional, and local legislative bodies and regulatory entities, or have already been adopted and implemented through new laws, rules or regulations. Compliance with existing or new laws and regulations could expose us to liabilities or cause us to incur significant expenses or otherwise impact our offerings or prospects. For example:
•Under regulations governing the transportation business in Vietnam, we may be required to obtain a transport license in each province or city where mobility services are provided through our platform. We are currently engaging with national, provincial and city-level regulators on this requirement, which poses practical constraints for implementation, given that we believe these requirements are not appropriate or suited to a platform business such as ours. Pending the outcome of these engagement efforts, including how this requirement may be addressed under the new regulations, we may be required to make operational adjustments to comply with the regulatory requirements or even shut down the affected services, to avoid penalties (in the form of fine and/or imprisonment) or disruptions in operations, which could involve significant costs or may not be practicable.
•In Malaysia, the government is developing regulations on p-hailing (parcel deliveries arranged via electronic mobile application), following the introduction of a regulatory framework which came into operation in 2023. Under the new regulations, we and our driver-partners who are involved in parcel deliveries will need to obtain necessary licenses once the relevant regulations come into operation and certain operational requirements may need to be met to qualify for these licenses. Depending on the implementation by the relevant authorities of the regulatory requirements, which are still being developed, if the transition period for our driver-partners to comply with and apply for the necessary license is too short, we may experience a shortage of driver-partners who carry on delivery services for GrabFood, GrabMart and GrabExpress on our platform for a period of time.
•In Thailand, ride-hailing regulations enacted in 2021 and 2022 stipulate, among other things, fare calculation, commission, car size, vehicle registration, application and ride-hailing operator’s qualifications and require time for us and our driver-partners to comply with vehicle registration and public driving licensing requirements, which may materially impact our driver-partner supply. In addition, the Royal Decree on the Supervision of Digital Platform Service Businesses that are Subject to Prior Notification (2022) (the “ETDA Law”) and its subordinate regulations classify us as a “digital service platform service provider with specific characteristics” and is likely to classify us as a “large digital service platform service provider”. This would require us to comply with various obligations, such as establishing risk management, system security, and crisis management safeguards, appointing a compliance officer, and undergoing third-party audits. Furthermore, specific notifications issued under the ETDA Law in 2025 impose additional operational requirements on us as platform service providers, including as ride-hailing service provider and e-marketplace platform. See “Item 4. Information on the Company – B. Business Overview – Regulatory Environment – Thailand – Regulations on Our Online Platform” for details. These obligations require significant time and resources, and non-compliance may result in suspension of the business or revocation of any notification already made.

In Indonesia, there have been media speculations that the government is considering a draft presidential decree that would mandate a reduction in the maximum commission we can charge our driver-partners. If adopted as reported by the media, the current 20% cap (comprising a 15% commission cap and a 5% optional supporting fee cap under Ministry of Transportation (“MOT”) Decree No. 667 of 2022, as amended) would be lowered to a flat 10% commission cap. Furthermore, the draft decree seeks to reclassify driver-partners as quasi-employees, requiring us to fund accident and death insurance and contribute to health, old-age, and pension premiums. As reported by the media, it also aims to allow the government to review our agreements with driver-partners and protect their right to unionize. If adopted, any such changes would increase our costs, reduce our margins, and diminish our operational flexibility. We may be unable to offset these increased costs through price adjustments or efficiency enhancements. Moreover, any price adjustments could lead to decreased demand for our services in Indonesia.

There also has been pressure on governments in Southeast Asia to increase or introduce new taxes on the technology sector as it becomes a more important and profitable portion of the economy. For example, in the Philippines, a new law enacted in 2024 imposes a 12% value-added tax (“VAT”) on the sale of digital services. The statutory taxpayer of the VAT would be the seller or digital service provider. In addition, as we expand our offerings in new areas, such as financial services and mapping or geospatial technology, we may become subject to additional laws and regulations, which may require licenses to be obtained for us to provide new offerings or continue to provide existing offerings in the relevant jurisdictions.

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
Since our inception in 2012, we have experienced growth, at times at a rapid rate, in our employee headcount, the number of consumers and driver- and merchant-partners using our platform, our offerings and the geographic reach and scale of our operations. We have also expanded both through acquisitions and strategic partnerships and into business activities where we have limited or no experience at all, such as grocery stores and digital banking. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions.

We are required to commit substantial financial, operational, and technical resources to manage this growth. Upgrades to our technology and network infrastructure are critical in supporting our growth, and our technology infrastructure systems will need to be scaled to support our expanding operations. Without effective upgrades, we could experience unanticipated system disruptions, slow response times, or poor experiences for platform users. We are in the process of establishing, developing, or upgrading various management systems, such as our contract management system, purchase order management system, payment process request system and billing system, to more efficiently and effectively organize and track our activities and obligations. Our organizational structure is complex and will continue to grow as our platform is used by additional consumers and driver- and merchant-partners, and as we add employees, products and offerings, and technologies. If we are unsuccessful in hiring, training, managing, and integrating new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed.

Properly managing our growth will require us to establish consistent policies across regions and functions, as well as additional localized policies where necessary. A failure to effectively develop and implement any such policies could harm our business. Additionally, in certain jurisdictions, our risk management function, particularly relating to enterprise-wide risk management, is in relatively early stages of maturity, and therefore we may be unable to comprehensively identify, mitigate and remediate risks as they develop despite having adopted an Enterprise Risk Management (ERM) process.

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

We are subject to anti-corruption, anti-bribery, and anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances, including, for example, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to, among other things, obtain or retain business, direct business to any person, or gain any improper advantage. Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives, and agents who acted, or may have purported to act, on our behalf. We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the risk that we could be held liable for or be inadvertently involved in the corrupt or other illegal activities of these third-party business partners and intermediaries and our and their respective employees, representatives, contractors, and agents. Our employees frequently consult or engage in discussions with government officials in the markets where we operate with respect to potential changes in government policies or laws impacting our industries and have engaged in joint ventures and other partnerships with state-owned enterprises or government agencies, which potentially heighten such anti-corruption-related risks. In addition, our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by driver-partners, consumers, merchant-partners, shippers or carriers, employees, consultants, or business partners in violation of various anti-corruption laws, including the FCPA, even though the actions of these parties are often outside our control. While we have policies and procedures intended to address compliance with such laws, there is no guarantee that such policies and procedures are or will be fully effective at all times, and our employees and agents may take actions in violation of our policies and procedures or applicable laws, for which we may be ultimately held responsible.

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
The independent contractor status of drivers is currently being challenged in courts, by government agencies, non-governmental organizations, groups of drivers, labor unions and trade associations all around the world. Driven in part by developments in the United States and Europe, there has been growing interest in this area recently from regulators in Southeast Asia, where we operate. The tests governing whether a driver is an independent contractor or an employee vary by governing law. We believe that the driver-partners are independent contractors based on existing employment classification frameworks, because, among other things, they: (i) can choose whether, when, where, and the manner and means to provide services on our platform; (ii) are able to provide services on our competitors’ platforms; (iii) have each acknowledged and agreed when signing up to our terms and conditions that their relationship with us does not constitute an employment relationship; (iv) may provide their own vehicles to perform services; and (v) receive variable earnings for delivering services, rather than wages or fixed amounts of income.
However, the independent contractor status is highly sensitive to certain factors including, among others, changes in public opinion, political conditions, and the degree of control we exercise over our driver-partners as interpreted by regulators, such as the flexibility of opt-in and shifts. Changes to laws, regulations, or judicial decisions may require the reclassification of driver-partners as employees (or workers or quasi-employees where those statuses exist). If reclassified, we would be required to incur significant additional expenses for compensating driver-partners, including expenses associated with wages and working hours (e.g., minimum wage, overtime, and meal and rest period requirements, which may include pay for periods when a driver-partner is offline), employee benefits (e.g., statutory contribution, compulsory insurance, statutory termination payment, and trade or labor union fees), taxes, and penalties. Furthermore, a determination that driver-partners are employees or ostensible agents may lead to claims, charges or other proceedings under laws and regulations applicable to employers and employees, such as claims of employer liability or agency liability, harassment and discrimination, and unionization. Although our position has generally been upheld in relevant jurisdictions, we face challenges from driver-partners alleging employee status, and the costs associated with defending, settling, or resolving pending and future lawsuits could be material. Recent court rulings in the Philippines, for example, increase the risk of such classification, which may encourage lawsuits from driver-partners.

Even if driver-partners are deemed to be our independent contractors, new employment classifications may be created or governments may impose additional requirements on us with respect to our independent contractors. We have historically strived to provide driver-partner benefits and privilege schemes, going beyond statutory requirements, to acquire and encourage the frequent use of our platform and to demonstrate responsibility to stakeholders and regulators. However, regulators may deem our benefits and welfare schemes insufficient and impose additional requirements on us or change relevant laws or regulations. For example, in Singapore, the Platform Workers Act 2024 (“PWA”) was enacted to create a new classification of “platform workers” in delivery and ride-hailing services. The PWA requires us to register as a platform operator and grants certain rights to our driver-partners, including mandatory contributions to workers’ statutory accounts, work injury compensation, and a framework for worker representation. We have increased platform fees to mitigate the higher costs arising from the PWA. This regulation may serve as a reference for other countries as they look to adopt gig economy regulations. In Thailand, the government is working on a draft Freelancer Act aimed at protecting gig workers, while the Gig Workers Act 2025, which was gazetted in Malaysia in December 2025 and is expected to come into operation in March 2026, would potentially increase our obligations in areas such as minimum wage, grievance mechanisms and social security. Similar efforts exist in Indonesia, Thailand and the Philippines to require digital platforms to offer benefits, welfare and protection to gig workers. In March 2025, we provided religious festivity bonuses for the year 2025 to our driver-partners in Indonesia as urged by the Indonesian Ministry of Employment in its circular letter. We received a similar letter in March 2026 and intend to comply with it.

Furthermore, driver-partners may unionize. Unionization may lead to inefficiencies in implementing policy or other changes or otherwise cause us to incur increased costs. For example, in Singapore, the PWA allows for a platform work association that has been accorded recognition to represent our driver-partners and collectively negotiate with us on the terms of work and benefits of our driver-partners. If driver-partners unionize and invoke collective bargaining powers, the terms of collective bargaining agreements could materially adversely affect our costs, efficiency, ability to generate acceptable returns, financial condition and results of operations. In addition, disputes with driver-partners over union and collective bargaining issues could be disruptive and harm our reputation.

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
Our success in a given geographic market depends on our ability to increase the scale of the driver- and merchant-partner base and the number of consumers transacting through our platform as well as expand the deliveries, mobility and financial services offerings on our platform. A key focus of our growth strategy has been to develop our superapp to create an ecosystem with synergies driving more users on both the supply and demand sides to our platform. Although we believe there are strong synergies among our business segments that help increase the breadth, depth and interconnectedness of our overall ecosystem, these synergies may not materialize as we expect them to or in a cost-effective manner. This ecosystem, and the synergies within our ecosystem, take time to develop and grow, because doing so requires us to replicate our efforts in over 900 cities in Southeast Asia, where each country has different infrastructure, regulations, systems and user expectations and preferences, as well as a different approach to localizing our operations. A number of risks and uncertainties may impact the attractiveness of our ecosystem, including the following:
•If consumers are not attracted to our platform or choose providers outside of our platform, we may be unable to attract driver- and merchant-partners. This, in turn, means consumers using our platform may have fewer choices and may not be able to obtain better value options, thereby making our platform less attractive to consumers. Consumers choose our platform based on many factors, including price, the convenience of our superapp, trust in the services offered, and the choices and quality of our products and offerings. In particular, despite significant investments, we may be unable to attract consumers to our recently launched digital banking business or drive desired synergies with our other businesses.
•If driver-partners are not attracted to our platform or elect to offer their services through a competitor’s platform, we may lack a sufficient supply of driver-partners to attract and retain consumers and merchant-partners. Driver-partners choose us based on factors including the opportunity to earn money, flexibility, autonomy, and the tools and opportunities we provide to seek to maximize productivity and other benefits. We must maintain a balance between demand and supply for mobility services, and to the extent we experience driver-partner supply constraints, we may need to increase, or may not be able to reduce, the incentives we offer.
•If merchant-partners, such as restaurants and grocery stores, in particular the most popular ones, are not attracted to our platform, we may lack sufficient variety, making our offerings less appealing to consumers and reducing opportunities for driver-partners. Merchant-partners choose us based on various factors, including access to the consumer base and delivery and payment network, tools to enhance profitability, and the opportunity to leverage our data insights.
The number of consumers using our platform may decline or fluctuate due to dissatisfaction with the operation and security of our superapp, consumer support, pricing levels, quality of services, and negative publicity related to our brand or reputation, including as a result of safety incidents, driver or community protests or public perception of our business.

The number of driver- and merchant-partners on our platform may decline or fluctuate due to factors including passage or enforcement of local laws regulating or taxing their services, the low costs of switching to alternative platforms, dissatisfaction with our brand or pricing model (including reductions in incentives), and epidemics or pandemics. Additionally, driver or community protests could negatively impact driver perception of us and our ability to recruit and maintain our base. Furthermore, social engagement applications may encroach on the offerings of transactional applications such as ours.

Any inability to maintain or increase the number of consumers or driver- or merchant-partners that use our platform or a failure to effectively develop our superapp could have an adverse effect on our ability to maintain and enhance our ecosystem and the synergies within our ecosystem, and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.

Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations across jurisdictions, decrease trust in our platform, and increase the risk of litigation and governmental investigation.
Our business involves collecting, storing, processing, and transmitting a significant amount of personal and sensitive data, including those of driver- and merchant-partners, consumers, borrowers, employees, job candidates, and other third parties. We may also engage third-party vendors to collect data and other insights for use in our business. We are subject to numerous, increasingly detailed and complex, and frequently changing laws designed to protect such data, which may conflict across jurisdictions. In some jurisdictions, regulations require local data storage on local servers or impose strict restrictions on cross-border data transfers, increasing our operational costs. We may also be required to disclose personal data to public agencies in the public interest or for policy formulation, which could put us at a disadvantage if the data is repurposed or lacks adequate protection. The increasing complexity of these laws, including evolving regulations around the use of data in AI and automated decision-making, may require significant compliance costs, limit how we use data, or result in penalties for non-compliance. For more information regarding these laws, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment”. In addition to the country-specific laws and regulations, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”) with respect to the acceptance of payment cards in the various jurisdictions in which it operates. PCI DSS sets forth security standards relating to the processing of cardholder data and the systems that process such data.

We implement measures to protect sensitive and personal data in accordance with our legal and contractual obligations, but we remain subject to the risk of incidents as we have experienced in the past. We also rely on third-party service providers to process platform data and may have limited control over their security measures. Any failure on their part to prevent or mitigate security breaches or improper access to, or disclosure of, our data could be attributed to and have adverse consequences for us. Although we continue to improve internal access controls and security mechanisms by our employees, contractors and consultants, they may not be entirely effective or fully complied with internally. Periodic reviews have identified, and may in the future identify, issues requiring remediation to update our compliance functions, particularly regarding unauthorized use and disclosure, including data sharing within our group.

As an attractive target for security attacks, we face sophisticated techniques such as phishing, malware, and DDoS attacks intended to misappropriate confidential information or disrupt operations. Because these techniques are often complex and evasive, we may be unable to anticipate them or implement adequate preventative measures. Our efforts may be hindered by software bugs, employee misconduct, a rapidly evolving threat landscape, or external events like government surveillance. Any misappropriation of personal information or perceived failure of our internal controls could harm our reputation and result in regulatory actions, significant fines, and lawsuits. While we generally obtain consents for data collection, any perceived lack of transparency regarding data use, algorithmic bias, or data transfers between our entities could expose us to compliance risks. While we invest significant resources to protect against these threats, we may be subject to liability, including significant remediation costs and legal fees, exceeding our insurance coverage. Any of these risks could result in orders to cease business activities, prohibitions on taking on new users, and mandated remedial measures, which could materially and adversely affect our business, financial condition, and results of operations.
Our financial services business, including digital banking, may not ultimately be successful and could subject us to additional risks, requirements, and regulations.
We have expanded, and plan to continue to expand, our offerings, which include digital banking (primarily unsecured loans, deposits, and payment methods) and GFG’s other financial services such as payments, lending, receivables factoring, insurance distribution, captive insurance and insurance underwriting. This expansion requires educating partners, building awareness, and attracting specialized talent, while exposing us to various strategic risks, credit risks, fraud risks, capital, market and liquidity risks, operational risks, third-party risks, technology, information and cybersecurity risks, model risks, reputational risks, regulatory and compliance risks, financial crime risks and market conduct risks.
While our digital banks in Singapore and Malaysia have launched certain commercial operations, they have yet to receive approval to conduct full business activities without restrictions. As our lending business grows, we face increased exposure to credit risks. See “— Our lending business, including that of our digital banks, face credit risks.” Furthermore, as our digital banks and insurance business are in early stages, they are ramping up robust internal processes for daily operations, such as customer acquisition and service, product launches, internal reporting, risk management, and regulatory compliance. Given their novelty, these processes or any underlying AI, statistical or machine learning models may malfunction, potentially resulting in operational underperformance, financial losses, reputational damage, or regulatory sanctions.

Our business is subject to evolving laws governing payments, banking, insurance and other financial services. We may face challenges in maintaining necessary licenses or adapting to additional regulatory requirements imposed on these services. For example, in Indonesia, PT Indonusa Bara Sejahtera, trading as OVO Finansial, our P2P lending company, is required to cap any funding provided by a single funding provider and its affiliates at 25% of its total funding position at the end of each month. This 25% cap does not apply where the funding provider is a financial institution (e.g., banks, finance companies), in which case a higher cap of 75% applies. Following the enforcement of this requirement, we have taken measures to comply with the funding cap. However, Indonesian regulatory authorities may deem these measures to be insufficient and impose administrative sanctions on OVO Finansial. Regulators in Singapore and Malaysia are monitoring and/or reviewing “buy now, pay later” offerings, which could lead to future curbs. We are subject to regulatory examinations in applicable markets, where regulators could allege violations or view our continued participation in the markets as an overseas company undesirable, and impose sanctions or withdraw our licenses.
We also maintain relationships with major credit card providers and banks. Contractual disputes or joint venture issues could result in the restriction or withdrawal of these essential services. While our financial services have historically relied significantly on our deliveries and mobility segments, future growth depends on our ability to continue to grow its use outside our deliveries and mobility segments. As a new entrant in the financial services industry, we face intense competition. See “—Risks Relating to Our Business and Industry—We face intense competition across the segments and markets we serve” for a discussion of competition faced by our financial services business.

Any failure to manage these risks could materially and adversely affect our business, financial condition, results of operations and prospects.
Our lending business, including that of our digital banks, face credit risks.
The success of our lending business depends on the effective management of credit risks. Credit risks may be affected by (i) changes in the political, economic, or social environment, (ii) volatility in financial markets resulting from banking system disruptions, or (iii) shifts in interest rates, consumer behavior, and regulatory requirements. Our ability to assess creditworthiness may be impaired if our risk management strategies or policies are ineffective. If our assessments, assumptions, or expectations regarding these factors prove inaccurate, or if the quality of our loan portfolio deteriorates, we may be required to increase provisions for credit losses and become exposed to higher liquidity risks. Furthermore, as our loan portfolio grows, the amount of non-performing loans may increase, which could materially and adversely impact our results of operations and financial condition.
Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates are not correct, our business may be adversely affected.
We maintain reserves for credit risks based on our assessment of expected credit losses within our loan portfolios. This allowance is calculated by analysing historical loss experience adjusted for forward-looking economic factors and specific receivable risks. We determine these allowances on an aggregate basis for borrower segments with similar risk profiles. However, the factors used to assess credit risk may be based on limited historical data or factors beyond our control, and we may be unable to accurately predict the creditworthiness of a borrower due to inaccurate assumptions.
The process of determining the allowance for credit losses is judgmental and subject to uncertainties. Future changes in economic conditions, borrower behavior or regulatory environment could necessitate adjustments to our allowance for credit losses. If the quality of our loan portfolio deteriorates or actual losses exceed our estimates, we may be required to increase our provisions, which may adversely affect our business, results of operations, and financial condition.
If our collection efforts on delinquent loans are ineffective or unsuccessful, the performance of our loans would be adversely affected.
Our ability to effectively manage and collect on outstanding loans may affect the performance of our lending business. We may fail to timely identify or mitigate exposure to borrowers at risk of default. Collection success is largely dependent on a borrower’s financial stability, which can be negatively impacted by a number of factors, including macroeconomic shifts or personal circumstances such as job loss, illness, or bankruptcy. Furthermore, recessionary pressures or market volatility may increase the number of borrowers seeking protection under bankruptcy or debtor relief laws. If a borrower defaults, the internal or third-party collection resources we deploy may not be successful. Additionally, any actual or perceived misconduct or aggressive practices by collection personnel, or failure to comply with relevant laws and regulations, could damage our reputation and subject us to fines or other penalties.

Improper, dangerous, illegal, fraudulent or otherwise inappropriate activity by consumers or driver- or merchant-partners or other third parties could harm our business and reputation and expose us to liability.
Due to the breadth of our operations that span a wide variety of consumers, driver- and merchant-partners and other third parties in over 900 cities in Southeast Asia, we are exposed to potential risks arising from actions by a wide variety of persons over whom we have no control. Although we have implemented measures to ensure safety and protect our business, these may not be effective. Any such actions may result in adverse consequences, including property damage, injuries, fatalities, business interruption, brand damage, loss of revenue, or significant liabilities.
Our qualification processes in place for the driver- and merchant-partners, including background checks, may not reveal all relevant information or capture events occurring after the process is complete. In certain jurisdictions, information may be limited by law, and we (or our third-party providers) may fail to conduct these processes adequately. We do not independently test the driving or other relevant skills of our partners, and an absence of past negative records does not guarantee future appropriate behavior. For example, in Cambodia, most of our two- and three-wheel driver-partners do not obtain (and in certain cases are not required to obtain) driver’s licenses. Similarly, merchant-partners in some jurisdictions may not be required to obtain food hygiene certificates or may be subject to limited regulatory oversight.
In our mobility and financial services businesses, improper activities, including fraudulent sales, money laundering, bank fraud, or the sale of restricted products, may discourage users from continuing to use our platform. Regarding our loan products, incorrect or fraudulent applicant information may lead to inaccurate credit decisions. Furthermore, sophisticated fraud methods, such as large-scale scam operations, phishing, and the use of AI or deepfakes, are a growing problem in Southeast Asia. These may result in large financial losses for our digital bank customers, which in turn may cause financial losses to our digital banks if customers cannot repay loans. The near real-time nature of our online financial services adds complexity to preventing, detecting, and recovering these fraudulent transactions.
Any of the foregoing activities, whether or not caused by or known to us, could materially and adversely affect our business, financial condition, results of operations and prospects.
We are subject to risks associated with strategic alliances and partnerships.
We have entered into strategic alliances and partnerships with third parties and may continue to do so in the future. These arrangements include joint ventures and minority equity investments, such as our Digital Banking JV with Singtel and partnerships with strategic investors such as Mitsubishi UFJ Financial Group Inc. (“MUFG”) for certain digital financial services and Toyota for certain driver-related services. Such alliances subject us to various risks, including the sharing of proprietary information, non-performance of obligations, disputes over strategic or operational decisions, increased expenses, the need to capitalize joint venture entities, and reputational or litigation risks.
Furthermore, some agreements contain exclusivity or non-compete provisions that restrict our ability to operate in certain market segments or provide services outside the partnership. Restrictions may also be imposed by regulations or in connection with the digital full bank license. While we believe these alliances benefit us, such restrictions could adversely impact our growth prospects.
Additionally, we have entered into agreements regarding the Digital Banking JV that allow Singtel to swap all (but not a portion) of its shares in the joint venture for Class A Ordinary Shares or shares of GFG under certain conditions, such as a public offering. If Singtel exercises this swap right, we will experience dilution in GHL or in our ownership of GFG. For further information on dilution risks, see “—Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia—We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares”.
Our operation of digital banking in Singapore, Malaysia and Indonesia through joint ventures is subject to risks.
GXS Bank, operated by our Digital Banking JV in Singapore, has been conducting restricted business activities since September 2022 and has since expanded its operations. The Digital Banking JV must comply with ongoing banking regulations, including the MAS requirement that it remain anchored in Singapore, controlled by Singaporeans and headquartered in Singapore. While we have aligned our corporate governance with the MAS expectations, the MAS may, at its sole discretion, determine that future events cause the joint venture to no longer meet these requirements. Such a determination could result in the suspension or revocation of our digital full bank license, failure to obtain approval for full business activities, or other MAS-mandated actions. This could require us to sell or transfer existing shares in the Digital Banking JV to, or enter into proxy arrangements with, or could require the Digital Banking JV to issue new shares to, the joint venture partner, Singtel, or other Singapore citizens or entities.

Furthermore, holders of digital full bank licenses must maintain SGD 1.5 billion ($1.2 billion) in minimum paid-up capital and capital funds, and additional capital for losses as determined by the MAS. Consequently, our shareholders agreement with Singtel includes a total capital contribution obligation by us and Singtel of up to SGD 1.93 billion ($1.5 billion). We believe both parties have sufficient resources and have demonstrated to the MAS their ability to meet these funding obligations. However, we are obligated to indemnify Singtel against certain losses resulting from our breach of capital undertakings, regulatory violations, or license revocation, and must indemnify bank customers against shortfalls in non-bank deposits. Additionally, upon certain events of default before 2025, such as a change of control of GFG, Singtel may, subject to regulatory approval, require us to purchase its Digital Banking JV shares at a 20% premium over fair market value or allow them to purchase our shares at a 20% discount to fair market value.
Our expansion into Malaysia via GXBank (a six-way joint venture) and Indonesia via PT Super Bank Indonesia Tbk (a five-way joint venture) (which is and in which we have less than 50% equity interest and is a publicly listed company in Indonesia since December 2025) introduces further complexities. These multi-partner arrangements increase risks related to the non-alignment of partner interests, potential funding failures, partner insolvency, and local political risks associated with foreign ownership. Additionally, we face regulatory risks if any joint venture partner fails to meet local regulators’ ongoing expectations as qualifying shareholders of a bank.

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
As our digital banking business evolves, it is increasingly possible that one or more of our banking regulators would designate our other group companies as financial holding companies. The likelihood of this is also impacted by the launch in Singapore of our insurance underwriting business following the receipt of an insurance license. Such requirements would in certain jurisdictions typically result in (i) increased information reporting requirements; (ii) increased capital provision on the regulated entity or its affiliates; (iii) increased restrictions on liabilities; and (iv) requirement to abide by regulatory directions on affiliates and the foreign holding companies in addition to the actual digital banking operations. While we plan to work closely with regulators to mitigate and manage any potential negative impact of such designation, we may not be successful in reducing or managing any such negative impact.
We rely significantly on third-party cloud infrastructure services providers and software-as-a-service (“SaaS”) providers and any disruption of or interference with the use of our services could adversely affect our business, financial condition, results of operations and prospects.
Our platform is hosted within data centers provided by third-party cloud infrastructure services providers, and we use various SaaS platforms in our business operations. As the uninterrupted performance of our platform and operations is critical to our success, any system failures of such third-party providers’ services could interrupt our business. These third-party service providers are vulnerable to interruptions from factors beyond control, including, without limitation, computer viruses, denial-of-service attacks, ransomware attacks, phishing attacks, break-ins, power loss, natural disasters, software or hardware errors, crashes and other similar problems. These could result in interruptions, loss of data, or even cessations to our operations and platform services. We occasionally suffer from loss of orders or transactions due to technical failures, system delays or other interruptions on the part of those third-party service providers. Any disruptions to our business operations could adversely impact our user experience and reputation, and lead to regulatory action or compensation payments to our partners and consumers.
Furthermore, under our agreements with cloud infrastructure services providers, we are required to meet certain minimum spending commitments. If we cannot meet such commitments, we could be required to pay for the shortfall and incur additional expenses.

We may continue to be blocked from, or limited in, providing our products and offerings in certain markets, may contravene applicable laws and regulations and may be required to modify our business model to manage our compliance.
Many markets in Southeast Asia have laws and regulations that do not sufficiently contemplate or cover all of our business activities, particularly new or disruptive models in the technology sector. As our business model, products, and operations are relatively new in these markets, the relevant laws, regulations, and their interpretations may be unclear and evolving. This lack of clarity makes it difficult to assess which licenses, permits, and approvals are necessary, or the processes for obtaining them. This mismatch between our businesses and local laws may subject us to inconsistent, uncertain, and arbitrary application of such laws and increased regulatory scrutiny.
In certain markets, we have financed and provided offerings, either directly or through others with whom we had affiliations, while still assessing the applicability of laws or considering necessary changes for compliance. Our decision to continue operating in these instances has been subject to scrutiny by government authorities. There may have been instances where we were not in compliance with applicable laws or did not have all required licenses and permits. We may proceed with business activities on a risk-weighted assumption that certain laws are invalid or inapplicable. As part of our decision-making process, we utilize a cross-functional team, including representatives from enterprise risk management, legal and compliance, public affairs, and public relations, and typically seek advice from local law firms to ensure decisions are consistent with our corporate culture and common sense.
We face specific evolving regulations in the markets in which we operate. In Thailand, a law effective July 1, 2025 categorizes GrabFood, GrabMart, and GrabExpress as regulated online delivery services and may be supplemented by pricing control regulations that could restrict our ability to adjust fees. Furthermore, Thai regulators are considering laws to regulate commissions chargeable to merchant-partners that may impact our mobility business and certain business operations in Thailand. In Indonesia, a Drug and Food Authority regulation effective July 2024 governs the online distribution of medicine. We are in the process of obtaining the required license to facilitate sales of medicines via our platform. Further, Bank Indonesia issued a new regulatory framework for the payment systems industry and a related implementing rule in late 2025. The framework introduces approval and oversight mechanisms that may affect the development of new products and activities and cooperation with third parties, as well as periodic evaluations and business plan approvals. In Vietnam, the recently adopted Law on E-commerce, to be effective on July 1, 2026, will require Grab as a marketplace platform to, among other things, e-authenticate its merchant-partners. In addition, we will be required to obtain new regulatory approvals by June 30, 2027 to continue our operations after such date, subject to further implementing guidance.
In some circumstances, we may not be aware of violations until after they occur. Where regulators find we lack required licenses or approvals or are otherwise non-compliant, we may face investigations, regulatory fines, penalties, or be required to cease operations altogether. The regulatory environment in Southeast Asia may slow our growth, and we expect to continue incurring significant costs in managing legal and regulatory matters to ensure compliance. These regulatory risks could have a material and adverse effect on our business, financial condition, results of operations and prospects.

The proper uninterrupted functioning of our highly complex technology platform is essential to our business.
Our business depends on the performance and reliability of our system, as well as the smooth operation of mobile communications systems and internet infrastructure not under our control. This includes GrabMaps, a mapping and location-based service, that fully powers our services. Our superapp is a complex system of interoperating components and software. Consequently, events beyond our control, including computer viruses, malware, cyber and ransomware attacks, phishing, sabotage, power loss, telecommunications failures, natural disasters, or hardware/software errors, may cause service interruptions or performance degradations.
While we experience occasional small-scale disruptions affecting specific countries or business lines or temporary platform-wide disruptions, we may also face system failures that cut off or significantly reduce the speed or functionality of our platform. Although we have disaster response procedures, we and our third-party providers may lack a comprehensive business continuity framework in all instances. We are working with consultants to develop such a framework, but there is no assurance it will be implemented cost-effectively or at all, or that it will satisfy the expectations of regulators and stakeholders, including consumers and partners, regarding cybersecurity and technology requirements and business continuity management, which could impact our licensing.
Our software, including third-party or open-source code, may contain undetected errors, bugs, or vulnerabilities, some of which may only be discovered after release. Such defects, system misconfigurations, or unintended interactions could result in regulatory non-compliance, allow for fraudulent exploitation by third parties, or cause downtime that reduces our platform’s attractiveness. If our prevention measures are unsuccessful, we may incur losses from these activities.
Disruptions in internet infrastructure or a failure of telecommunications network operators could also affect the speed and availability of our platform. Furthermore, our operations rely on virtual private network access in certain jurisdictions and various third-party applications for internal communications and work processes. Disruptions to these services could cause business interruptions. We have no control over the costs of national telecommunications services; increased mobile internet fees could decrease consumer traffic and significantly reduce our revenue. As our platform becomes more complex and user traffic increases, maintaining and improving availability, especially during peak times, may become increasingly difficult. If our platform is unavailable, slow, or faces capacity constraints, users may migrate to competitors, adversely affecting our ecosystem and usage frequency. Failure to effectively address capacity constraints or upgrade our network architecture could significantly disrupt operations, impact user satisfaction, damage our reputation, and subject us to liability, which could materially and adversely affect our financial condition, results of operations and prospects.
Our business depends upon the interoperability of our superapp and platform with different devices, operating systems and third-party software that we do not control.
A critical feature of our platform is its broad compatibility across various devices and operating systems, such as iOS and Android, and a range of third-party applications. However, as these third-party products and mobile platforms constantly evolve, we may be unable to modify our platform to ensure continued compatibility following development changes or to effectively roll out updates to our applications on new devices. To maintain high-quality offerings, we must ensure our platform works effectively with diverse mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining the necessary relationships with key mobile industry participants to enhance the user experience. If consumers, driver-partners, or merchant-partners encounter difficulty accessing or using our applications, or if we are unable to adapt to changes in popular mobile operating systems, our platform growth and user engagement would be adversely affected. Any such loss of interoperability could materially and adversely affect our business, financial condition, results of operations and prospects.
Furthermore, we depend on third parties maintaining open marketplaces, including the Apple App Store, Google Play, and Huawei AppGallery, which make our superapp and other apps available for download. We cannot assure you that these marketplaces will maintain their current structures or that they will not charge us fees to list our applications. If any such marketplaces cease making our superapp or other apps available, this would have a material adverse effect on our business. In addition, we rely upon certain third parties to provide software or application programming interfaces (“APIs”) that are currently important to the functionality of our products. If such third parties cease to provide access on attractive or reasonable terms, or fail to provide the most current versions, we may be required to seek comparable solutions that may be more expensive, inferior, or difficult to replace. Any such changes to or unavailability of third-party software or APIs could materially and adversely affect our business, financial condition, results of operations and prospects.

If we do not adequately protect our intellectual property rights, or if third parties claim that we are misappropriating the intellectual property of others, we may incur significant costs and our business, financial condition, results of operations and prospects may be adversely affected.
Our brand value and technology are core assets protected through a combination of intellectual property and contractual rights, including patents, trademarks, copyrights, trade secrets, and various non-disclosure or invention assignment agreements. However, these efforts may not be sufficient or effective as in certain jurisdictions effective protection is unavailable. It may be possible for third parties to copy or reverse-engineer our products, use our website content without authorization, or acquire similar domain names and trademarks that diminish our proprietary value. Legal and contractual remedies available to us may not adequately compensate us.
We primarily rely on copyrights and confidential information, such as source code and trade secrets, to protect our core technologies rather than registered rights like patents. This strategy may make it more difficult to protect our technology against infringement and could increase the risk of third-party infringement actions against us. Furthermore, registering intellectual property globally is costly and subject to challenge. Consequently, we may choose to limit future registrations. We may be unable to detect infringement, and any enforcement efforts, even if successful, may be time-consuming, expensive, and divert management’s attention. Additionally, competitors may independently develop equivalent or superior technology.
As our business grows, competition increases and adoption of AI deepens, we face a higher risk of receiving notices claiming we have infringed upon third-party rights, including risks arising from shared intellectual property within strategic alliances. Any such claims, regardless of merit, could result in expensive litigation, damage to our brand goodwill, or significant liability for damages. Adverse outcomes may require us to stop using certain technologies, content, business methods or branding, or force us to seek licenses that may not be available on commercially reasonable terms, or at all. If licenses are unavailable or alternative technologies, content, business methods or branding business methods cannot be developed, we may be prevented from operating in certain jurisdictions or forced to pay significant royalties, materially harming our ability to compete and our business.
We may not be able to make acquisitions or investments, or successfully integrate them into our business.
As part of our business strategy, we regularly pursue strategic transactions, including investments, alliances, partnerships, joint ventures, and acquisitions of businesses, technologies, and assets that we believe will complement or grow our business. For example, in 2022, we acquired a majority economic interest in Jaya Grocer. In 2025, we acquired a majority economic interest in Everrise, Validus Capital, a digital SME lending platform in Singapore, and Infermove, a Chinese AI robotics company. In early 2026, we agreed to acquire Stash Financial, Inc., a digital investing platform in the U.S. (the completion of which remains subject to regulatory approvals and other customary closing conditions).
These transactions involve numerous risks, including, among others:
•intense competition for suitable targets and partners, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•complex technologies, terms and arrangements, which may be difficult to implement or manage;
•failures or delays in closing transactions;
•difficulties integrating brand identity, technologies, operations, existing contracts, and personnel, or effectively implementing our corporate and compliance policies;
•failure to realize anticipated returns on investment, benefits, or synergies;
•exclusivity provisions that may limit our access to business opportunities in certain jurisdictions;
•failure to identify liabilities shortcomings or challenges of a target, including issues related to business, assets, intellectual property, cybersecurity, regulatory compliance, litigation, contracts, accounting practices or employees;
•expanding into business activities where we have limited or no experience;
•failure to retain key employees and preserve institutional knowledge;
•regulatory risks, including failure to obtain timely approvals or meet restructuring requirements;

•regulatory changes that require adjustments to our business or shareholding or rights in relation to subsidiaries or joint ventures;
•financial risks, including the use of cash, incurrence of debt (which may also restrict our business), or shareholder dilution from the issuance of equity or other securities;
•adverse reactions to acquisitions by investors and other stakeholders; and
•distraction of management from executing our existing roadmap due to the bandwidth required for negotiation and integration.
If we fail to address these risks or successfully manage such transactions, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Any failure by us or our third-party service providers to comply with applicable anti-money laundering (“AML”) or other related laws and regulations could damage our business, reputation, financial condition, and results of operations.
Our payment and financial services activities may be governed by complex and evolving laws in various jurisdictions, including those relating to banking, privacy, money transmission, AML, counter-terrorist financing, electronic funds transfers, systemic integrity risk assessments, cybersecurity of payment processes, proliferation financing, import and export restrictions, and consumer protection. These activities may be susceptible to illegal uses, such as money laundering, terrorist financing, fraudulent sales, and payments to sanctioned parties. Furthermore, jurisdictions where we allow cash payments raise additional legal and operational concerns and may increase our compliance risks.
As we expand our businesses, offer new payment options, or evolve our operations, we may become subject to additional laws and regulations requiring continued investment in regulatory compliance, risk assessments and internal controls. Government authorities may scrutinize or seek to bring actions against us if our systems are used for improper or illegal purposes or if our risk management is deemed inadequate. Any historical or future non-compliance could subject us to significant civil or criminal penalties, fines, forfeiture of assets, and higher transaction fees. Additionally, we may be prohibited from processing online payments or forced to change our service model, making our platform less attractive to users. Such enforcement actions, costs, reputational harm, or limits on our ability to expand could materially and adversely affect our business, financial condition and prospects.
We rely on our partnerships with financial institutions and other third parties for payment processing infrastructure and for the provision of services through our platform.
The convenient payment mechanisms provided by our superapp and platform are key factors contributing to the development of our business. We rely on strategic partnerships with financial institutions such as Visa and Mastercard and third parties such as Adyen and Stripe to process and remit payments to and from consumers and driver- and merchant-partners. Although we may develop in-house payment processing capabilities, we will likely continue to rely on these strategic partnerships and third-party services. If these companies become unwilling or unable to provide these services on acceptable terms, or if we are forced to migrate to other providers, our business would be disrupted by a transition requiring significant time and management resources.
For certain payment methods, we pay significant costs in interchange, processing, and gateway fees. As online payment providers face pressure to pay increased fees to banks, they may pass these increased costs to us. If these fees increase over time, our operating costs will rise, which could materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, failures or declines in the quality and convenience of our payment processing infrastructure could cause driver- and merchant-partners to lose trust in our operations and migrate to competitors.
Additionally, we must comply with payment card network operating rules. These networks may adopt new rules or reinterpret existing ones in ways that are costly, difficult to follow, or prohibit us from providing certain services. Failure to comply may subject us to fines, higher transaction fees, or the loss of our ability to accept online payments. We have also agreed to reimburse our third-party payment processor for any reversals, chargebacks, and fines assessed due to rule violations. Finally, to the extent that driver-partners, merchant partners and other third parties, such as insurance companies and financial institutions, use other means to reach consumers instead of our platform, our business could be adversely impacted.
Any of the foregoing risks could adversely affect our business, financial condition, results of operations and prospects.

Changes in, or failure to comply with, competition laws could adversely affect us.
Competition authorities closely scrutinize us. Antitrust regulators in Southeast Asia and elsewhere are taking a greater interest in potential abuses of market power, anti-competitive agreements, and transactions that lead to substantial lessening of competition or entrenching or strengthening a dominant position, involving big technology companies. If one jurisdiction imposes or proposes to impose new requirements or restrictions on our business or transactions, other jurisdictions may follow suit, which could result in adverse publicity, significant fines, or prevent the implementation of transactions, whether or not valid or subject to appeal.
In Singapore, the Competition and Consumer Commission of Singapore (“CCS”) has identified digital markets as a focus and has increased scrutiny in the online food delivery, ride-hailing and virtual kitchen sectors. If the CCS determines our arrangements with merchant-partners are harmful to competition, they may take enforcement action against us. On the market-consolidation front, in July 2024, following a provisional decision by the CCS that our proposed acquisition of Trans-cab Holdings Ltd was likely to entrench and strengthen our dominant position in the ride-hailing market, and result in a substantial lessening of competition in the ride-hailing market, we terminated the acquisition and withdrew our application for merger approval. CCS had also, in 2024, issued interim measures directions on us in response to speculation of a possible transaction in the online food delivery market.
In the Philippines, the Philippine Competition Commission (“PCC”) cleared our 2018 acquisition of Uber’s Southeast Asian business subject to voluntary commitments but later imposed a fine of approximately PHP 56.5 million ($1.0 million) for violating pricing and service quality commitments. Although we have been released from the voluntary commitments, the PCC is still reviewing past compliance reports and we and the PCC agreed to appoint a third-party monitor to complete this review. Depending on the monitor’s findings, we may be prohibited from implementing planned incentives or face further fines. We also faced an adverse decision issued by the Philippine Court of Appeals, which became final in February 2024, for alleged violations of interim measures previously ordered by the PCC. While this is subject to further proceedings before the PCC, if affirmed, the PCC may impose an additional PHP 12 million ($200,000) in fines and penalties.
In Malaysia, the Malaysia Competition Commission (“MyCC”) issued a proposed decision in October 2019 alleging that we abused our dominant position by imposing restrictive clauses on driver-partners, including restrictions on promoting competitors’ products and providing advertising services to third-party enterprises. MyCC proposed a fine of approximately MYR 86.8 million ($21.4 million) and a fine of MYR 15,000 ($4,000) for each day of failure to take remedial actions as directed by MyCC. We believe we had complied with these directions and should not be subject to the daily fines and initiated a judicial review. The High Court issued a ruling that quashed the fines, and MyCC appealed to the Court of Appeal. Ultimately, the Court of Appeal dismissed the appeal and the Federal Court further denied MyCC’s application for leave to appeal, which effectively ended the case. However, we cannot assure you that MyCC will not hand down similar or other decisions adverse to us in the future.
Elsewhere, the Trade Competition Commission Thailand (“TCCT”) is actively examining compliance complaints in the online delivery and mobility markets. In Indonesia, the Business Competition Supervisory Commission (“KPPU”) is enforcing Law No. 20/2008 regarding the fairness of partnerships between large and medium enterprises on the one side and small and micro enterprises on the other. In 2024 and 2025, KPPU investigated our partnership arrangements with driver-partners for (i) GrabExpress and GrabFood delivery and (ii) special rental transportation with other ride-hailing applicators. In addition, KPPU has initiated proceedings regarding a cartel allegation involving the determination of P2P interest rates by the Indonesian Fintech Peer-to-Peer Funding Association (“AFPI”), of which our relevant subsidiary is a member. The proceedings are still ongoing and we cannot assure you that the outcome of the proceeding will be favorable or will not result in negative consequences.
Furthermore, governmental agencies and regulators may prohibit future acquisitions or combinations, re-evaluate past transactions, require the divestiture of certain assets, or impose restrictions that limit our operations and contractual relationships. For example, our pricing model, including dynamic pricing, could be challenged or limited in emergencies and capped in certain jurisdictions or become the subject of litigation and regulatory inquiries. As a result, we may be forced to change our pricing model in certain jurisdictions, which could harm our revenue or result in a sub-optimal tax structure.

Our growing use of AI and machine learning may present additional risks, including risks associated with algorithm development or use, the data sets used, and/or a complex, developing regulatory environment.
Our growing use of AI and machine learning in our offerings presents additional risks inherent in its use. AI algorithms or automated processing of data may be flawed and datasets may be insufficient or contain biased information, which can create inaccurate or discriminatory outcomes. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, subjecting us to competitive harm, legal liability, and reputational harm. Furthermore, AI algorithms may use third-party AI with unclear intellectual property rights, and the ownership of generative and other AI output has not been fully interpreted by courts or regulations. AI use or management by us or others, including decisions based on automated processing or profiling, inappropriate data practices or insufficient disclosures regarding AI and machine learning, could subject us to lawsuits, regulatory investigations, or negative impacts to the value of our intellectual property. Additionally, the countries in which we operate may consider comprehensive legal compliance frameworks for AI, similar to those established by the European Commission. In Vietnam, the National Assembly passed the Law on Artificial Intelligence, which will come into effect in March 2026. Any actual or perceived failure to comply could have an adverse impact on our business. The rapid evolution of AI may also require us to allocate additional resources to implement AI ethically and make costly investments in proprietary datasets and machine learning models.
Unfavorable media coverage could harm our business, financial condition, results of operations and prospects.
We are the subject of regular media coverage. Unfavorable publicity regarding, among other things, our business model or offerings, user support, technology, platform changes, platform quality, privacy or security practices, regulatory compliance, financial or operating performance, accounting judgments, management team, or public communications made by us or related parties could adversely affect our reputation. Such negative publicity, which is increasingly amplified by social media and the prevalence of fake or unsubstantiated news, could diminish the size of our network and the loyalty of our consumers and driver- and merchant-partners. Additionally, negative publicity related to our brand partners or influencers may damage our reputation, even if unrelated to us. Furthermore, negative coverage could draw increased regulator attention, leading to regulatory actions or new laws that adversely impact our business, financial condition, results of operations and prospects.
We rely on third-party background check providers to screen potential driver-partners and they may fail to provide accurate information.
All potential driver-partners must undergo security and safety screening background checks before qualifying for our platform. We rely on third-party providers in most markets to provide criminal and driving records to identify individuals who are unqualified under applicable law or our internal standards. Our business may be adversely affected if these providers fail to meet their contractual obligations, our expectations, or legal requirements. If the background checks are inaccurate, unqualified drivers may be permitted on our platform, compromising the safety of consumers and merchant-partners. Conversely, inaccurate checks may inadvertently exclude qualified drivers.
We are subject to numerous laws and regulations regarding background checks, and we or our third-party background check providers may fail to comply with these requirements. In addition, background check qualification processes may be limited by local laws, and our third-party providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility. Furthermore, if a provider terminates its relationship with us, we may face difficulties onboarding sufficient driver-partners to meet demand while seeking an alternative partner. Any negative publicity related to our providers, including actual or perceived safety incidents or data breaches, could further damage our reputation and lead to increased litigation or regulatory exposure. Any of these risks could adversely affect our business, financial condition, results of operations and prospects.
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
If we are not able to maintain and evolve our culture, we may not be able to attract employees, consumers, driver and merchant-partners and business partners or may fail to maintain and grow our business, which would materially and adversely affect our financial condition, results of operations and prospects.
We depend on talented, experienced and committed personnel, including engineers, to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel, particularly in the technology sector, our business, financial condition, results of operations and prospects may be materially and adversely affected.
Our ability to succeed depends on recruiting, training, and retaining high-quality management, operations, engineering, and other personnel who are in high demand and are attractive targets for our competitors. Our senior management, mid-level managers and technology sector employees, including engineers, data scientists and analysts, cybersecurity specialists, product managers and designers, are instrumental in executing our business plans and supporting our business operations and growth. We face particularly acute competition for the technology sector and research and development employees in certain markets, and we depend on the continued services and performance of our executive officers. Any decrease in their involvement or the unexpected departure of key personnel could result in the loss of vital institutional knowledge and industry experience, adversely affecting our business. While our contracts include non-compete clauses, these may be deemed unenforceable under applicable law.
To attract talent, we use equity and cash incentives. However, these measures may be insufficient if our stock value does not meet expectations or if local laws restrict such grants. As demand in the technology sector intensifies, we may be required to offer significantly higher compensation and manage higher turnover rates, increasing our time, resources and expenses. without a guaranteed return on these investments. Furthermore, our ability to maintain a talent pool at desired compensation and cost levels may be limited by government stance and policies, which at times may favor local nationals over foreign talent. External factors, such as pandemic or other disease outbreak, related travel restrictions or mandatory remote work, could also harm our recruitment efforts and impact productivity. Finally, employee activism over social, political or other matters could impact our internal relations and our ability to retain talent.
Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit the ability to operate our business.
We have been, are, and may in the future be involved in private, collective, and class actions, investigations, and various other legal proceedings involving driver- and merchant-partners, consumers, employees, commercial partners, competitors, government agencies or other third parties. These matters relate to, for example, personal injury, property damage, wrongful acts, subrogation, employment or labor disputes (such as wrongful termination), consumer complaints, contractual disputes, and regulatory inquiries regarding compliance with competition and data privacy regulations. We may also be held jointly responsible for claims against third parties offering services through our platform. The results of such litigation are inherently unpredictable, and any claims, whether meritorious or not, can be expensive, time-consuming, and harmful to our reputation, requiring significant management time and corporate resources. Adverse determinations or settlements could force us to change our business operations, materially affecting our financial condition, results of operations and prospects.
To streamline dispute resolution, we regularly include arbitration, mediation, or specialized tribunal provisions (such as the Small Claims Tribunal in Singapore) in our terms of service. While these methods can in some cases be faster and less costly than litigation in court, they may become more costly for us, the volume of cases may become burdensome, or they may subject us to reputational risk due to increasing public scrutiny of these provisions. Consequently, we may voluntarily or be required to limit our use of these provisions, potentially increasing our litigation costs and exposure.

In December 2018, we were assessed approximately PHP 1.4 billion ($23.8 million) in the Philippines for alleged local business tax deficiencies, which was settled for PHP 50 million ($849,000) in May 2025. Additionally, in 2023, the PCC imposed fines totaling PHP 9 million ($153,000) for allegedly violating orders to return PHP 25.45 million ($432,000) to customers and providing incorrect and misleading information in the compliance reports that have been submitted with respect to the said refund orders. For additional details of certain legal proceedings involving us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may also be exposed to securities litigation. See “—Risks Relating to the Company’s Securities—We and certain of our current and former directors or officers have been, and in the future may be, subject to securities litigation, which is expensive and could divert management attention.”
Any disputes or future disputes could subject us to negative publicity, divert management’s time and attention, involve significant costs and otherwise materially and adversely affect our business, financial condition, results of operations and prospects.
We use debt, including the Notes, to fund our business and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business.
As of December 31, 2025, we had total outstanding indebtedness of $1.8 billion, including the Notes in an aggregate principal amount of $1.5 billion. Subject to the limitations in the terms of our existing and future indebtedness, we may incur or secure additional indebtedness or refinance existing indebtedness to finance our operations. However, such financing may not be available on attractive terms, or at all. Macroeconomic factors, such as increased interest rates, would adversely affect our ability to secure debt and would result in higher interest payments.

During periods of interest rate hikes, such as those in 2022 and 2023, we may use capital management and interest rate derivatives to mitigate increases in interest rates, but we may still be required to use a substantial portion of our cash flows from operations to pay interest and principal. Such payments reduce funds available for working capital, capital expenditures, expansion plans, and other investments. This may limit our ability to implement our business strategy, heighten our vulnerability to economic downturns, and prevent us from taking advantage of business opportunities. We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available in amounts sufficient to meet our debt service obligations or fund operations.

In addition, holders of the Notes have the right to require us to repurchase their Notes on June 15, 2028, and upon the occurrence of a fundamental change, in each case at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the Notes surrendered therefor or redeem the Notes. In addition, our ability to repurchase or redeem the Notes may be limited by law, by regulatory authority or by agreements governing our current or future indebtedness. Our failure to repurchase the Notes or pay the redemption price at a time when the repurchase or such payment is required by the indenture governing the Notes would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our existing indebtedness and could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase or redeem the Notes.

Furthermore, future debt financing could involve restrictive covenants relating to capital-raising and financial or operational matters, making it more difficult for us to obtain additional capital to pursue business opportunities, including potential acquisitions or divestitures. Any default under our debt arrangements could require immediate repayment and limit future financing, while a downgrade of our credit ratings may further increase costs or decrease the availability of capital.

Increases in fuel, food, labor, energy, and other costs could adversely affect us.
Factors such as inflation and rising costs for fuel, vehicle acquisition or maintenance, food, labor and employee benefits, rent, and energy can increase the operating expenses of our driver- and merchant-partners. Many of these factors are beyond our or our partners' control. For example, geopolitical conflicts, including Russia’s military actions in Ukraine and the Israel-Hamas war, have previously driven up fuel prices in certain countries where we operate. Such cost increases may cause driver-partners to spend less time providing services on our platform or seek alternative income, while merchant-partners may pass these costs to consumers through higher prices. Ultimately, a decreased supply of driver- and merchant-partners or increased prices for consumers can reduce demand for our services, which would harm our business, financial condition, results of operations and prospects.
We may experience fluctuations in our operating results.
Our operating results are subject to seasonal fluctuations caused by a variety of factors, some of which are beyond our control. Revenue is typically lower in the first quarter of each year due to regional holidays, such as the Lunar New Year, and other holiday periods where demand for mobility offerings declines. Similarly, our revenue is impacted by holidays such as Christmas, the solar New Year, and the fasting month of Ramadan, which affects both driver-partner supply and demand for deliveries and mobility offerings. Weather conditions, including flooding during the rainy season in markets like Indonesia, the Philippines, and Vietnam, also contribute to these seasonal shifts in our operating results.
In addition to seasonality, our operating results may fluctuate based on our ability to attract and retain platform users, manage competition, expand into new or existing markets, and effectively maintain and manage growth rates. Other contributing factors include our ability to keep pace with technological changes, shifts in governmental regulations, potential harm to our brand or reputation, and other risks described elsewhere in this annual report. Our fast-paced growth has made, and may in the future make, these fluctuations more pronounced and harder to predict, which could prevent us from accurately forecasting our operating results.
We are exposed to fluctuations in currency exchange rates.
We operate in multiple jurisdictions, which exposes our financial results, which we report in U.S. dollars, to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Singapore Dollars, Indonesian Rupiah, Thai Baht, Malaysian Ringgit, Vietnamese Dong, and Philippine Pesos, among other currencies. A substantial majority of our revenue is denominated in emerging markets currencies, and because fluctuations in the value of these currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility. We have entered into certain hedging arrangements to manage foreign currency translation. However, such activity is inherently risky and may not completely eliminate fluctuations in our operating results. These arrangements could expose us to additional risks, and we cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our business, financial condition, results of operations and prospects in future periods.

We track certain operating metrics with internal systems and tools and do not independently verify such metrics. Certain of our operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.
We track certain key operating metrics, including, among others, GMV, MTUs, partner and consumer incentives, registered driver-partners, and cohort data, using internal systems and tools that are not independently verified by third parties. These metrics may differ from estimates published by third parties due to variations in sources, methodologies, or assumptions. Our internal systems and tools have inherent limitations, and our tracking methodologies may change over time, which could result in unexpected changes to our metrics. If these systems and tools undercount or overcount performance, or contain algorithmic or technical errors, the data we report may be inaccurate.
Furthermore, the accuracy of our metrics is subject to inherent challenges, such as fraudulent activity or consumers maintaining multiple accounts in violation of our Terms of Service. While we implement measures to detect and prevent this behavior, multiple account usage may cause us to overstate the number of consumers on our platform. Any real or perceived inaccuracies in our metrics could adversely affect our reputation and business. Additionally, errors in how we measure data may impair our understanding of our business and negatively affect our long-term strategies. If our operating metrics are not accurate representations of our business, or if investors perceive them as such, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Our use of “open source” software under restrictive licenses could adversely affect our ability to commercialize our proprietary code, result in a loss of our intellectual property rights, and subject us to disputes.
We have incorporated certain third-party “open source” software (“OSS”) or modified OSS into elements of our proprietary code base to develop our platform. While we generally use "permissive" licenses which are designed to be compatible with our use and commercialization goals, we also utilize some OSS under "restrictive" licenses. Under these restrictive terms, we could be required to release to the public the source code of certain elements of our proprietary software which: (i) incorporate OSS or modified OSS in a certain manner; and (ii) have been conveyed or distributed to the public, or which the public interacts with. We may also be required to license such elements of our proprietary software to the public on the terms set out in the relevant OSS license or at no cost, allowing competitors to use our technology on an unrestricted basis or develop similar software at a lower cost. Furthermore, the increasing variety of OSS licenses often contains ambiguous terms that have not been fully interpreted by courts, creating unpredictable risks relating to the requirement to license out our proprietary software and unanticipated restrictions on our ability to commercialize our code.
The use of OSS involves greater risks than commercially acquired software, as open-source licensors generally do not provide warranties, support, indemnifications, or other contractual protections. Consequently, OSS may contain security vulnerabilities that require active management and substantial resources to remediate through re-engineering or alternative code. We could also face lawsuits challenging our use of OSS or our compliance with license terms. If unsuccessful, we may face infringement or other liabilities, be required to seek costly third-party licenses, re-engineer elements of our proprietary code base, discontinue or delay the use of our proprietary code base, or be forced to disclose certain elements of our proprietary source code. Any of these outcomes could diminish the value of our proprietary code base, limit our ability to enforce our intellectual property rights, and materially adversely affect our business, financial condition, results of operations and prospects.
Our business is subject to concentration risks.
Our deliveries, mobility and financial services segments represented 53.4%, 36.2% and 10.3%, respectively, of our revenue in the year ended December 31, 2025, 53.4%, 37.4% and 9.1%, respectively, of our revenue in the year ended December 31, 2024, and 55.5%, 36.9% and 7.5%, respectively, of our revenue in the year ended December 31, 2023. Over 85% of our revenue was derived from our deliveries and mobility segments in the year ended December 31, 2025, 2024 and 2023. As a result, if demand for deliveries and/or mobility offerings are impacted by adverse events, changes in laws or regulations, driver- and merchant-partner supply or consumer-demand based factors, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business depends heavily on insurance coverage provided by third parties, and we are subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations.
Our business depends heavily on (i) insurance coverage for driver-partners and on other types of insurance for additional risks related to our business, and (ii) the ability of driver-partners to procure and maintain insurance required by law. We maintain extensive policies, including general liability, workers’ compensation, property, cybersecurity, errors and omissions, and directors and officers’ liability. In most countries, we or regulators require driver-partners to carry automobile insurance, and we often maintain additional coverage on their behalf. However, we rely on a limited number of insurance providers. Should these providers become insolvent, change policy terms adversely, discontinue coverage, or increase costs, we may be unable to secure adequate replacement coverage on reasonable terms or at all, leaving us liable for significant additional costs.
Furthermore, we face regulatory risks in countries where our business is not yet subject to specific insurance regulations, and any failure to comply with evolving requirements could harm our business. We are also exposed to claims of significant liability arising from traffic accidents, injuries, or other incidents involving driver- or merchant-partners. Regardless of the merit of such claims, investigating and defending against them can result in significant legal expenses and negative publicity, which could materially and adversely affect our business, financial condition, results of operations and prospects.
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
The use of cash for rides, deliveries, and other services on our platform raises numerous regulatory, operational, and safety concerns.
We allow consumers to pay driver-partners directly in cash for the entire fare of rides and cost of deliveries, which includes the service fee payable to us by driver-partners. Cash-paid trips accounted for 27% of our transactions in 2025, 27% in 2024 and 25% in 2023. This reliance on cash creates significant uncertainty, as collection in some jurisdictions may fall into ambiguous regulatory areas regarding banking or payments licenses. Failure to comply with these regulations, or with anti-money laundering and countering the financing of terrorism laws, could result in significant fines, penalties, or the suspension of operations. Furthermore, cash transactions increase safety and security risks for driver-partners, including robbery, assault, and other criminal acts, which have been reported in certain jurisdictions where we operate.
Operationally, establishing infrastructure to ensure we receive our correct fee on cash trips is complex. While we have created systems for driver-partners to collect and deposit cash, and for us to account for these funds, these systems are not always effective, convenient, or widely adopted. Maintaining and improving these systems requires significant resources, yet we cannot guarantee they will be effective. If our collection systems fail or driver-partners default on their payment obligations, we may be adversely affected by the inability to collect due amounts and the cost of legal enforcement. To mitigate these risks, we work with governments to drive cashless penetration and provide consumer incentives, such as GrabPay rewards and vouchers, to discourage cash use. Any failure in collection, enforcement, or regulatory compliance could materially harm our business, financial condition, results of operations and prospects.

Our investments in autonomous vehicle (“AV”) technologies may not be successful.
We have invested in and partnered with third parties to explore the deployment of AV technologies in Southeast Asia. The AV industry is in its early stages in Southeast Asia. If our competitors, whether current or new to the region, deploy functional or advanced AV technologies before we do, or if their technologies are perceived as safer or more efficient, our competitive position could be significantly undermined. Furthermore, any failures or accidents involving AVs on our platform, or high-profile incidents involving us or our partners, could result in substantial legal liability and harm our reputation. The regulatory landscape for AVs in Southeast Asia remains fragmented and is evolving at different rates across the countries in which we operate. We may face inconsistent or restrictive regulations regarding AV testing, licensing, and data security. If we fail to comply with emerging local laws, we could face significant penalties. Also, our ability to deploy these technologies in the relevant jurisdictions may be affected, which could adversely impact our long-term growth and financial results.
We may be affected by governmental economic and trade sanctions laws and regulations that apply to Myanmar.
We are subject to economic and trade sanctions relating to Myanmar administered by various governments and international organizations, including the United States, the European Union, the United Kingdom, and the United Nations. In response to the military coup in February 2021, these bodies implemented sanctions and other restrictions targeting specific individuals and entities associated with the military and security services, government officials, and those supporting the military or repressing pro-democracy movements. These measures include prohibitions on transactions, asset freezes, travel bans, and restrictions on the export, re-export, or in-country transfer of sensitive items.
Existing and potential future sanctions, coupled with ongoing geopolitical tensions, could result in a material adverse impact on Myanmar’s economy. While our operations in Myanmar represent less than one percent of our revenue, our future prospects there could be adversely affected, potentially necessitating a market exit involving significant costs and the loss of our investment. Furthermore, despite our internal controls, there remains a risk that we have engaged or could engage in dealings with sanctioned persons. Any non-compliance with these laws or related investigations could result in claims or actions against us, materially and adversely affecting our business, financial condition, results of operations and prospects.
Our business could be impacted by environmental regulations and policies and related changes in consumer behavior and any failure on our part to meet our ESG targets.
Governments in the jurisdictions in which we operate may implement regulations and policies aimed at addressing climate change and environmental concerns, such as emission reductions, higher electrification of the automotive industry, and limitations on single-use packaging and utensils. For example, the Singapore Green Plan 2030 mandates that new registrations of diesel cars and taxis cease by 2025, with all new registrations required to be cleaner-energy models, such as electric, hybrid, and hydrogen fuel cell by 2030. While we have taken measures to increase low-emission vehicles in our rental fleet, rapid policy shifts could increase our compliance and operational costs, necessitate the purchase of new vehicles, and create financial challenges for driver-partners regarding vehicle ownership or rental.
Furthermore, increased environmental awareness may shift consumer behavior regarding mobility services or the use of single-use items in deliveries. As investors increasingly factor ESG assessments into their selection criteria, any failure to comply with environmental regulations or meet our publicly committed ESG targets could reduce our attractiveness to capital markets. Such failures may prevent certain investors from holding our securities under their internal policies, thereby adversely impacting our ability to raise funds.

Risks Relating to Our Corporate Structure and Doing Business in Southeast Asia
In certain jurisdictions, we are subject to restrictions on foreign ownership.
The laws and regulations in many Southeast Asian markets, including Thailand, Vietnam, the Philippines, Indonesia and Malaysia, restrict foreign investment in, control over, management of, ownership of and ability to obtain licenses for entities engaged in a number of business activities. Set forth below is certain information with respect to foreign ownership restrictions relevant to our businesses in these jurisdictions. For more information, see “Item 4. Information on the Company – B. Business Overview – Regulatory Environment” and “Item 4. Information on the Company – C. Organizational Structure.”
Thailand
Pursuant to the Thai Foreign Business Act B.E. 2542 (1999) (the “FBA”), a person or entity that is “Non-Thai” (as defined in the FBA and described in “Item 4. Information on the Company – B. Business Overview – Regulatory Environment – Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our entities in Thailand operate, unless an appropriate license is obtained. In addition, the Civil and Commercial Code of Thailand (as amended) at the time we incorporated our Thai entities required a private company to have a minimum number of three shareholders, although starting from February 7, 2023, a private company in Thailand is only required to have two shareholders. Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity established using a tiered shareholding structure, so that each Thai entity is more than 50% owned by a Thai person or entity. As our entities in Thailand are more than 50% owned by Thai persons or entities and the FBA only consider the immediate level of shareholding (and, from FBA perspectives, no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding), these Thai operating entities are considered Thai entities under the FBA and are not required under the FBA to obtain licenses prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the relevant authorities may follow certain guidelines, but generally may exercise discretion in making such a determination.
Under this tiered shareholding structure, our Thai operating entities (except for the newly incorporated Thai operating entity intended to operate an insurance brokerage business) are each owned by Grabtaxi Holdings (Thailand) Co., Ltd., which owns 75% of the shares of our Thai operating entities, with the balance primarily owned by one of our subsidiaries. Grabtaxi Holdings (Thailand) Co., Ltd. is owned by a Thai entity (“Thai Holding Entity 1”) holding over half of the shares of Grabtaxi Holdings (Thailand) Co., Ltd. (with the balance primarily owned by one of our subsidiaries). Thai Holding Entity 1 is in turn owned by another Thai entity (“Thai Holding Entity 2”) holding over half of the shares of Thai Holding Entity 1 (with the balance primarily owned by one of our subsidiaries). Thai Holding Entity 2 is held by a Thai national holding preference shares equivalent to more than half of the total number of shares of Thai Holding Entity 2 (with the balance primarily held by our subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares of Thai Holding Entity 2). For more information, see “Item 4. Information on the Company – C. Organizational Structure.” Pursuant to the organizational documents of Thai Holding Entity 2, our rights, which include the quorum for a shareholders meeting requiring our attendance and all shareholder resolutions requiring our affirmative vote, enable us to control our Thai operating entities and consolidate the financial results of these operating entities in our financial statements in accordance with IFRS. The preference shares of Thai Holding Entity 2 have limited rights to the return of liquidation proceeds upon the liquidation of the companies. The preference shares of Thai Holding Entity 1 have limited rights to dividends and distributions. We have also set up three other Thai holding entities adopting a similar tiered shareholding structure (with a slight difference in shareholding percentages) for the purposes of primarily holding our Thai operating entity intended to conduct an insurance brokerage business.

Vietnam
Pursuant to the Law on Investment No. 143/2025/QH15, effective on March 1, 2026 and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO, our four-wheeled mobility business in Vietnam is subject to a foreign ownership limit of 49%. Our deliveries and mobility businesses in Vietnam are conducted through a Vietnamese operating company, the shares of which are owned 49% by us, with the balance 51% held by a Vietnamese national who is a senior executive of Grab Vietnam. Through the voting thresholds in the charter and contractual arrangements with this Vietnamese shareholder, we are able to control our Vietnamese operating entity and consolidate our financial results in our financial statements in accordance with IFRS.
Philippines
Under the 1987 Constitution of the Republic of the Philippines, entities engaged in the operation of a public utility are required to be at least 60% owned by Philippine citizens. Prior to 2022, our ride-hailing and express delivery businesses in the Philippines are subject to these nationality restrictions. In 2022, Republic Act No. 11659, which amended the Public Service Act (the PSA Amendment) took effect and narrowed the definition of “public utility” to an exclusive list that does not include ride-hailing or express delivery services, and expressly provides that nationality restrictions shall not apply to public services that are not classified as public utilities. As a result, the foreign ownership restrictions that previously applied to our ride-hailing and express delivery businesses in the Philippines no longer apply. Notwithstanding the foregoing, to the extent that we engage in an advertising business in the Philippines, such activities remain subject to foreign ownership restrictions. Under the Philippine Constitution, only Philippine citizens or corporations or associations with at least 70% of the capital stock owned by Philippine citizens may engage in advertising.
Indonesia
Our payment system services business is conducted through PT Bumi Cakrawala Perkasa (“BCP”), an Indonesian entity which owns OVO. OVO is subject to an 85% foreign investment limit (based on ultimate beneficial ownership of shares) pursuant to the Indonesian payment system regulation. Under the prevailing Bank Indonesia regulations, a voting power limitation of 49% applies to foreign shareholders, and foreign shareholders are prohibited from holding (i) the right to nominate the majority of directors and commissioners, and (ii) veto rights with respect to certain strategic decisions that have a significant impact on the company to be adopted at a general meeting of shareholders. We own 82.8% of BCP, which, due to a dual-class structure, represents a 38.9% voting interest, and we also have contractual rights to (a) control the appointment of the Chief Executive Officer, and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and its subsidiaries; (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise, and (d) certain economic rights with respect to the remaining shareholding of BCP. If the foregoing contractual rights are considered to be foreign controlled, BCP could be deemed to be in non-compliance with the foreign investment limit and, as a result, Bank Indonesia may impose administrative sanctions on OVO (including, among others, warnings, temporary suspension or suspension of a part of or the entire business activity (including any cooperation) and, if OVO does not take any action with regard to these administrative sanctions, it may lead to revocation of the e-money license. If revocation of the e-money license happens, OVO’s business, results of operations, financial condition and prospects could be materially and adversely impacted. We consolidate BCP’s financial results in our financial statements in accordance with IFRS. If we are required to amend the shareholding, voting structure or other rights as a foreign shareholder with respect to BCP, we may be prevented from continuing to consolidate OVO in our consolidated financial statements. Furthermore, BCP may be limited in its ability to receive cash contributions for additional equity and we may be limited in our ability to acquire shares in BCP and if Indonesian shareholders or parties are unwilling to make such contributions, OVO’s business, results of operations, financial condition and prospects could be materially and adversely impacted.
In addition, we conduct our point-to-point courier delivery business through PT Solusi Pengiriman Indonesia (“SPI”), in which we own 49%. We have entered into contractual arrangements with a third-party Indonesian shareholder, which holds 51% of the shares of SPI, as a result of which we are able to control SPI and consolidate its financial results in our financial statements in accordance with IFRS.

Malaysia
Our supermarkets business is subject to the Guidelines on Foreign Participation in Distributive Trade Services in Malaysia (2022) issued by the Malaysian Ministry of Domestic Trade and Cost of Living, which stipulate a maximum foreign voting cap of 50% for smaller retail formats (non-superstores) in Malaysia. Accordingly, 50% of the ordinary shares in Jaya Grocer are held by an entity (“Malaysian local partner”) owned by a Malaysian national who is our employee. We, through a wholly owned subsidiary, have entered into a management agreement with Jaya Grocer and the Malaysian local partner that generally entitles us to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. Our economic ownership of Jaya Grocer is reflected through our ownership of its preference shares which entitles us to 100% of the economic interest in Jaya Grocer.
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
We are subject to risks associated with operating in the rapidly evolving Southeast Asia.
We derive substantially all of our revenue from our operations in Southeast Asia and intend to continue expanding our penetration in the region. Consequently, we are exposed to various risks inherent in the economic, political, and social conditions of the countries in which we operate, including risks related to the following:
•inconsistent and evolving regulations, licensing, and legal requirements;
•currency devaluations, depreciation, or restrictions on the transfer of funds;
•inflation and interest rate hikes that increase our cost of operations;
•new or more burdensome regulations, taxes, or tariffs;
•political changes affecting the business, legal and regulatory environments;
•economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism, and general security concerns;
•increased enforcement of laws regarding personal data protection, localization, cybersecurity, and ESG, particularly where interpretation or applicability is uncertain;
•health epidemics, pandemics, or disease outbreaks; and

•natural disasters, such as volcanic eruptions, floods, typhoons, and earthquakes.
For example, volatile political situations in certain Southeast Asian countries may impact our business. In Myanmar, after the military coup in February 2021, there have been ongoing instability disrupting our business activities in the country, and the situation may deteriorate further. In 2026, several countries in the region will have national, state and/or local elections, including Thailand, Malaysia and Vietnam, which may lead to a more politicized environment leading up to these elections. Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets in which we operate could adversely affect our business, financial condition, results of operations and prospects. Furthermore, heightened global geopolitical uncertainty may have spillover effects in the region. Because the laws in the countries in which we operate may change and their interpretation and enforcement may involve significant uncertainties, we cannot predict the effect of future developments in the legal regimes in these countries.
Any of the foregoing risks may adversely affect our business, financial condition, results of operations and prospects.
Our businesses may be materially and adversely affected by any changes or negative developments in the economic and political environments in any regions of Southeast Asia as well as globally.
We derive substantially all of our revenue from the Southeast Asian region, where substantially all of our assets and operations are located. Our revenue in Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam and the rest of Southeast Asia was $715 million, $1,039 million, $316 million, $727 million, $288 million, $255 million and $30 million in the year ended December 31, 2025, respectively, $643 million, $816 million, $265 million, $578 million, $252 million, $228 million and $15 million in the year ended December 31, 2024, respectively, and $605 million, $673 million, $200 million, $480 million, $205 million, $185 million and $11 million in the year ended December 31, 2023, respectively. As a large portion of our revenue in 2025, 2024 and 2023 was derived from our operations in Indonesia, Malaysia and Singapore, our business, financial condition and results of operations may be influenced to a significant degree by economic, political and other conditions in these specific markets and Southeast Asia generally.
We are exposed to diverse uncertainties, including the risks of war, terrorism, nationalism, and political instability such as strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other civil disorder. Such instabilities and adverse changes in the political environment could increase our costs, heighten our exposure to legal risks, and disrupt our operations. Additionally, we face risks from changes in interest rates, significant inflation, potential rental or other cost increases, and the imposition of capital controls or exchange rate controls. These factors, along with low growth in Gross Domestic Product or uneven geographic and sectoral growth, may adversely affect consumer confidence, discretionary income, and purchasing habits.
The legal and economic systems in certain Southeast Asian countries differ from most developed markets regarding the degree of development, the level of government involvement, resource allocation, growth rate, control of foreign exchange, and policy on public order. Governments in these markets continue to play a significant role in regulating industry development and guiding the allocation of resources through industrial and monetary policies. Some governments have previously implemented measures such as interest rate and currency trading band adjustments and exchange rate controls to control the pace of economic growth. While some of these measures may benefit the overall economy, they may have a negative effect on us, lead to a reduction in demand for our offerings, and adversely affect our financial condition, results of operations and prospects. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations.

Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect us.
The legal systems in many Southeast Asian markets are evolving rapidly, and the interpretation and enforcement of laws and regulations involve significant uncertainties and inconsistencies. Because local administrative and court authorities, and in some cases independent organizations, exercise broad discretion in interpreting and implementing statutory provisions and contractual terms, it can be difficult to predict the outcome of proceedings or the level of legal protection we may receive. Furthermore, local courts may have significant discretion to reject the enforcement of foreign awards. These factors may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.
Regulatory uncertainties may also be exploited through unmerited or frivolous legal actions or threats intended to extract payments or benefits from us. As scrutiny and regulation of our business segments increase in Southeast Asia and elsewhere, we may be required to devote additional legal and other resources to compliance. It is possible that new laws and regulations may be adopted or construed to apply to us that could restrict our operations. Any such changes in the legal landscape, or the imposition of new requirements, may slow our growth and materially and adversely affect our business, financial condition, results of operations and prospects.
We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.
Although GHL is incorporated in the Cayman Islands, we operate in multiple jurisdictions and pay income taxes according to local laws. While our management believes we are in compliance with all applicable tax requirements, our tax liabilities remain uncertain. Various factors, some of which are beyond our control, including changes in the interpretation of tax laws or geographical allocation of income, determine our effective tax rate. We accrue tax liabilities and contingencies based on our best estimates of facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. These amounts are recorded as taxes payable or deferred liabilities and are updated as new information becomes available.
We are subject to periodic inquiries or audits challenging positions on tax returns, including income and withholding tax returns. Tax authorities may disagree with our interpretations, and resolving such inquiries in our favor is not guaranteed. In such events, we may enter into settlements requiring significant payments or appeal to governmental authorities. If such appeals or defenses are unsuccessful, the resulting payments, increased taxation, charges or reduced tax assets could adversely affect our results of operations, financial condition, cash flows, and reputation. For example, in December 2022, 2023, 2024, and 2025, we received protective tax assessments from the Singapore tax authorities for financial years 2017 to 2020 regarding the tax treatment of certain expenses and associated transfer pricing arrangements. We have been reviewing this matter with the Singapore tax authorities and have accrued income tax liabilities based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of relevant facts and circumstances.
Furthermore, international efforts made by government tax policymakers to combat tax avoidance, such as the G20/OECD’s Base Erosion Profit Shifting (“BEPS”) project, resulted in an agreement on a “two-pillar” approach. The current "BEPS 2.0" project includes Pillar Two, establishing a 15% global minimum tax. Because we adopt a hyper-local model where our operating subsidiaries primarily pay local corporate taxes at rates generally exceeding 15%, we believe Pillar Two should have a limited financial impact on us. That said, such tax reform legislation relating to these pillars has recently been enacted, implemented or proposed in a few of the jurisdictions we operate in. We will continue to assess whether these laws will increase our tax obligations or require changes to our local business operations.
Natural events, wars, terrorist attacks and other acts of violence directly or indirectly impacting any of the countries in which we have operations could adversely affect our operations.
Natural disasters, including earthquakes, tsunamis, volcanic eruptions, floods, droughts, heat waves, tropical weather conditions, and landslides, along with terrorist attacks, civil unrest, protests, and acts of violence or war (such as the conflicts in Ukraine and the Middle East) pose significant risks to our people and business operations. These events can precipitate sudden, significant changes in regional and global economic cycles, leading to economic weakness or recession. Such developments could have a material adverse effect on our business, financial condition, and results of operations. In particular, Indonesia, one of our largest markets, is located in a geologically active region and remains subject to various natural disasters that have historically resulted in major losses of life and property and could further disrupt our business.

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
•the volume of our Class A Ordinary Shares available for public sale, including due to conversions of the Notes, which we may choose to fully or partially settle by issuing Class A ordinary shares; and
•general economic and political conditions, such as recessions, inflation, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.
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
Pursuant to our Shareholder Support Agreements and Sponsor Support Agreement, certain of our shareholders were or are restricted, subject to certain exceptions, from selling certain of our securities that they received as a result of the share exchange in the Business Combination. As of the date of this annual report, the sale restrictions on all the relevant securities have expired and have become eligible for resale in accordance with U.S. securities laws, including Rule 144. In addition, as of the date of this annual report, the Notes are convertible into 228,937,800 Class A Ordinary Shares at any time at the option of the holders thereof. Subject to applicable Rule 144 restrictions or additional registration under the Securities Act, the Class A ordinary shares converted from the Notes may be freely traded in the public market.

In addition, certain of our shareholders and certain other significant shareholders may avail of the registration statements on Form F-3 (File Number: 333-261949 and 333-264872) which we filed pursuant to our agreements with them to sell large amounts of our securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our Class A Ordinary Shares and Warrants.
We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.
We require significant capital investment to support our business and may issue additional Class A Ordinary Shares, Class B Ordinary Shares, or other equity or convertible debt securities of equal or senior rank in the future without shareholder approval. In June 2025, we issued the Notes, which, as of the date of this annual report, are convertible into 228,937,800 Class A Ordinary Shares at any time at the option of the holders thereof. Additionally, employees, directors, and consultants hold and are granted equity awards under the 2021 Plan and purchase rights under the ESPP, the vesting, exercise and settlement of which will cause further dilution. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” Dilution will also take place if we issue new shares in relation to acquisitions, strategic partnerships or other events. For instance, subject to certain conditions precedent and other agreed terms, our partner of the Digital Banking JV may be entitled to exchange its shares for our shares starting in December 2027 based on a formula considering the then-prevailing valuations of the Digital Banking JV and the trading price of Class A Ordinary Shares. For illustrative purposes, if the partner’s stake were valued at $1 billion and our share price was $10, they would receive 100 million Class A Ordinary Shares, equivalent to 2.4% of total Ordinary Shares as of January 31, 2026. However, because the actual valuation and share price will not be determined until at least late 2027, the resulting issuance could be materially greater than this illustrative 2.4%, resulting in significantly higher dilution.

Any issuance of additional securities would have the following effects: (i) existing shareholders’ proportionate ownership interest in us will decrease; (ii) the relative voting power of each previously outstanding Class A Ordinary Share may be diminished; (iii) the amount of cash available per share, including for potential future dividends, may decrease; and (iv) the market price of Class A Ordinary Shares may decline or be depressed.
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

The choice-of-forum provision of the warrant agreement (the “Warrant Agreement”) governing the Warrants may limit a Warrant holder’s ability to obtain a favorable judicial forum for disputes with us.
The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for any action, proceeding, or claim arising out of or relating to the agreement, including claims under the Securities Act. We have irrevocably submitted to this jurisdiction and waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. However, these provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.
Under the terms of the agreement, any person or entity acquiring an interest in the Warrants is deemed to have notice of and consented to these forum provisions. If a holder files a “foreign action” in any other court, that holder is deemed to have consented to the personal jurisdiction of the state and federal courts located in the State of New York for any action brought in any such court to enforce the forum provisions and to service of process in such enforcement action through their counsel in the foreign action.
While this provision is intended to centralize litigation, it may discourage lawsuits by limiting a holder's ability to bring claims in a judicial forum they find favorable. Conversely, if a court finds this choice-of-forum provision inapplicable or unenforceable, we may incur additional costs resolving disputes in other jurisdictions, which could divert management’s time and resources and materially and adversely affect our business, financial condition, and results of operations.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, NASDAQ listing standards, and other applicable securities rules and regulations. These regulations require us to file annual and current reports and maintain effective disclosure controls and procedures and internal control over financial reporting. To meet these requirements, we have invested significant costs in building our internal team and engaging external consultants, and we anticipate these costs will increase as our business grows.
The evolving nature of corporate governance and public disclosure laws and standards creates significant uncertainty and demand for our time and costs. Because these regulations are often subject to varying interpretations due to a lack of specificity, their application in practice may evolve as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance and necessitates ongoing revisions to our disclosure and governance practices. While we currently cannot estimate these costs with certainty, we expect these laws to make our activities increasingly time-consuming and expensive.
Furthermore, these public company obligations present several risks. Many members of our management team have limited experience managing a publicly traded company and complying with complex public company laws. The need to maintain and improve the corporate infrastructure demanded of a public company may divert management’s attention from our growth strategy, which could prevent improvements to our business, financial condition and results of operations. Furthermore, as compared to being a private company, these rules and regulations generally make it more difficult and expensive to obtain director and officer liability insurance. These factors may make it harder to attract and retain qualified executive officers and board members, particularly for our audit, compensation, and nominating committees. Furthermore, the disclosure of affairs required of a public company may result in threatened or actual litigation from competitors or other third parties. Even if such claims are resolved in our favor, the time and resources required to resolve them could adversely affect our business, reputation and prospects.
Failure to effectively manage these additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to maintain an effective system of internal controls and compliances, our business and reputation could be adversely affected.
As a U.S. public company, we are subject to the reporting requirements under the U.S. securities laws, including the Sarbanes–Oxley Act of 2002, which requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on the effectiveness of internal control over financial reporting.

However, even effective internal control can provide only reasonable, but not absolute, assurance with respect to the preparation and fair presentation of financial statements. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. Ineffective internal control over financial reporting could also expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NASDAQ, regulatory investigations, and civil or criminal sanctions. Furthermore, we may be required to restate our financial statements from prior periods. Such failures could in turn limit our access to capital markets, harm our financial condition and results of operations, and lead to a decline in the market price of our Class A Ordinary Shares and Warrants.
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
We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. Such a transition would likely result in substantial compliance costs and require management to divert significant time and resources from other responsibilities to meet these additional regulatory requirements. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
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
We are a company incorporated in the Cayman Islands and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies. We currently rely on these exemptions, which means we are not required to have a majority-independent board of directors, a compensation or nominating committee consisting entirely of independent directors, or regularly scheduled executive sessions with only independent directors each year. Additionally, we are not required to seek shareholder approval for certain issuances of securities, including those related to the establishment of or material amendments to equity compensation arrangements, or for corporate actions or issuances which may disparately reduce or restrict the voting rights of existing shareholders.

Although we are not required to do so and may change our practices at any time, we currently maintain a majority-independent board of directors, a majority-independent compensation committee, and a nominating committee. However, because we are permitted to follow home country practices, you may not be provided with the full benefits and protections of certain NASDAQ corporate governance requirements applicable to U.S. domestic public companies. Subject to the foregoing, we rely on the exemptions listed above. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and because we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiary, GHI, and GHI’s subsidiaries and consolidated affiliated entities outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of these individuals are located outside the United States. Consequently, it could be difficult or impossible for you to bring an action against us or these individuals in the United States for alleged infringements of securities laws or otherwise. Even if a U.S. action is successful, the laws of the Cayman Islands and other non-U.S. jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Our principal operating markets, including Indonesia, Singapore, Thailand, Malaysia, Philippines, and Vietnam, do not have treaties providing for the reciprocal recognition and enforcement of U.S. court judgments. Furthermore, it is unclear if existing extradition treaties between the United States and Southeast Asian markets would permit the effective enforcement of criminal penalties under U.S. federal securities laws.
The corporate affairs of GHL are governed by its currently effective articles of association (the “GHL Articles”), the Cayman Islands Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law, are largely governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may lack standing to initiate shareholder derivative actions in U.S. federal courts.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the GHL Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain information needed to establish facts for shareholder motions or to solicit proxies in a proxy contest. Furthermore, certain corporate governance practices in the Cayman Islands differ significantly from U.S. requirements. To the extent we follow home country practices, our shareholders may be afforded less protection than they would under rules and regulations applicable to U.S. domestic issuers. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
As a result of the above, our shareholders may face more difficulty protecting their interests against actions taken by management, the board, or controlling shareholders than they would as public shareholders of a U.S. company.

We and certain of our current and former directors or officers have been, and in the future may be, subject to securities litigation, which is expensive and could divert management attention.
The market price of our Class A Ordinary Shares and Warrants may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may be the target of this type of litigation and investigations. Beginning in March 2022, various putative shareholder class action lawsuits were filed against our Company and certain of its officers in the U.S. District Court for the Southern District of New York, which were later consolidated under the caption In re Grab Holdings Limited Securities Litigation, No. 1:22-cv-02189-VM. On August 22, 2022, Lead Plaintiffs filed an Amended Class Action Complaint against the Company, certain of its officers and directors, and certain officers and directors of Altimeter Growth Corp. The class action was purportedly brought on behalf of various classes of persons who allegedly suffered damages as a result of alleged misstatements and omissions regarding our proxy and registration statements, business operations, potential impact on our financial results, and future prospects, in violation of the U.S. Securities Act, the U.S. Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. On March 12, 2024, the Court granted in part and denied in part Defendants’ motion to dismiss. On May 15, 2025, the Court granted final approval of a settlement agreement for $80 million. Involvement in securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.
The ability of our subsidiaries and consolidated affiliated entities in certain Southeast Asia markets to distribute dividends to us may be subject to restrictions under their respective laws.
We are a holding company, and our subsidiaries and consolidated affiliated entities are located throughout Southeast Asia in Indonesia, Singapore, Thailand, Malaysia, the Philippines, Vietnam, Myanmar and Cambodia. Part of our primary internal sources of funds to meet our cash needs will be our share of the dividends, if any, paid by our subsidiaries and consolidated affiliated entities. The distribution of dividends to us from the subsidiaries and consolidated affiliated entities in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries and consolidated affiliated entities in Indonesia (save for the regulations prohibiting the transfer of Indonesian Rupiah to outside of Indonesia and imposing reporting requirements on foreign exchange transactions in excess of a certain amount), Singapore, Malaysia and the Philippines (except for the regulations (i) requiring registration of the foreign investment with the Bangko Sentral ng Pilipinas (“BSP”) to be able to source from the Philippine banking system foreign currency to be used in repatriating capital or remitting dividends outside the Philippines, and (ii) prohibiting the transfer of Philippine Pesos to outside of the Philippines in excess of PHP 50,000 ($850) without prior written authorization from the BSP) to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries and consolidated affiliated entities to distribute dividends to us may be restricted in the future.
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
In February 2026, our board of directors authorized a share repurchase program, under which we may repurchase up to $500 million worth of our Class A Ordinary Shares. The share repurchase program does not have a fixed end date and does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. Additionally, it may be suspended or terminated at any time. The share repurchase program may not enhance long-term shareholder value. The share repurchase program and the related share repurchases, if any, could affect the prices of our Class A Ordinary Shares and/or Warrants and increase their volatility. Furthermore, share repurchases may diminish our cash reserves, which could affect our operating results and financial condition.

We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
We believe that granting share-based compensation is of significant importance to our ability to attract and retain key personnel, and we expect to continue incurring related expenses in the future. Historically, awards were granted under the 2018 Equity Incentive Plan, though no further awards will be issued under that specific plan. Currently, we utilize the 2021 Equity Incentive Plan (the "2021 Plan"), which permit the issuance of options, share appreciation rights, restricted shares, and restricted share units to employees, directors, and consultants of our company and our subsidiaries and consolidated affiliated entities.
The maximum number of ordinary shares available under the 2021 Plan is seven percent (7%) of our total outstanding Ordinary Shares (on a fully diluted basis) as of December 1, 2021, plus any shares remaining from the 2018 Plan. The 2021 ESPP initially allows for the issuance of up to two percent (2%) of total outstanding shares as of the same date. Both plans are subject to potential annual increments through January 1, 2031. As a result of these programs, we incurred share-based compensation expenses of $241 million, $279 million, and $304 million in 2025, 2024, and 2023, respectively. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” Future increases in these expenses may have an adverse effect on our business and results of operations.
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
The proxies given to Mr. Tan by the other Key Executives and certain entities related to such Key Executives or Mr. Tan under the Shareholders’ Deed (the “Key Executive Proxies”) and the proxies given to Mr. Tan by our executive officers other than Mr. Tan under the Voting Proxy Deeds (the “Exco Proxies”) give Mr. Tan control of the voting power of all outstanding Class B Ordinary Shares. As a result, as of January 31, 2026, after giving effect to the Key Executive Proxies and the Exco Proxies, Mr. Tan controlled approximately 59.9% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class, even though he and his Permitted Entities only beneficially owned 3.2% of outstanding Ordinary Shares. For further information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Deed.” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Voting Proxy Deeds.” We will hold an extraordinary general meeting (the “EGM”) on March 24, 2026 for our shareholders to consider and, if they think fit, pass and approve a special resolution to amend and restate the GHL Articles, whereby the voting power per Class B Ordinary Share will be increased from 45 votes to 90 votes. If the resolution were adopted, Mr. Tan would beneficially own 74.9% of the total voting power in the Company immediately upon the effectiveness of the amendment and restatement of the GHL Articles, based on our total number of outstanding shares as of January 31, 2026 and assuming that there has not been any conversion of any Class B Ordinary Shares into Class A Ordinary Shares. If all Class B Ordinary Shares (other than those legally owned by Mr. Tan and his affiliates) were converted into Class A Ordinary Shares, Mr. Tan would hold 69.4% of the total voting power, based on our total number of outstanding shares as of January 31, 2026. We believe Mr. Tan’s majority voting power in Grab would preserve our focus on long-term growth. In addition, maintaining Mr. Tan’s majority voting power is a prerequisite for satisfying the regulatory requirements of the Monetary Authority of Singapore, which mandate that our Digital Banking JV remains under the control of a Singaporean. For more details, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Proposed Variation of Voting Rights” of this annual report.
With respect to the election of the board of directors, under the terms of the Class B Ordinary Shares, holders of a majority of the Class B Ordinary Shares have the right to nominate, appoint and remove a majority of the members of our board of directors, which majority are designated as Class B Directors. As of January 31, 2026, Mr. Tan and his Permitted Entities owned approximately 78.7% of the total issued and outstanding Class B Ordinary Shares (without taking into account Class B Ordinary Shares that may be acquired pursuant to awards under our share incentive plans). As a result of such ownership, as well as the Key Executive Proxies and the Exco Proxies, Mr. Tan effectively has the right to nominate, appoint and remove all of the Class B Directors. In addition, since all of the issued and outstanding Ordinary Shares voting together as a single class will elect the remaining members of our board of directors, then Mr. Tan, by virtue of his control of approximately 59.9% of that total voting power as of January 31, 2026 (after giving effect to the Key Executive Proxies and the Exco Proxies), effectively has the ability to elect and remove the entire board of directors.

Additionally, the Key Executives and certain entities related to the Key Executives entered into a letter agreement (the “ROFO Agreement”), pursuant to which, subject to certain limited exceptions, in the event any holder of Class B Ordinary Shares intends to sell or otherwise transfer Class B Ordinary Shares in an open market or private transaction, that transferring shareholder first shall irrevocably offer those shares to each other holder of Class B Ordinary Shares by way of a notice delivered to each such other holder. Each recipient holder then has a right of first offer to purchase any or all of those shares at a price per share equal to the market price (as defined in the ROFO Agreement) of the Class A Ordinary Shares (into which those shares would automatically convert if sold in an open market or private transaction to other purchasers). The recipients of the right of first offer generally shall have three business days within which to exercise such right, which shall be allocated pro rata among exercising recipients if the total of all shares exercised exceed the total amount of shares to be transferred. In March 2025, all of our executive officers (other than Mr. Tan) entered into a joinder agreement, pursuant to which they agreed to be a party to, and be fully bound by, all of the covenants, terms and conditions of the ROFO Agreement with respect to any and all Class B Ordinary Shares that they hold as if they were parties thereto, except that each of them waived their right of first offer to purchase any Class B Ordinary Shares held by any other person. The ROFO Agreement has the effect of providing Class B Ordinary Shareholders the right to preserve the continued ownership of Class B Ordinary Shares within that group of holders except the executive officers other than Mr. Tan. Since all of those holders delivered the Key Executive Proxies and given the Exco Proxies, the ROFO Agreement also will have the effect of preserving Mr. Tan’s control over the Class B Ordinary Shares and our company as discussed herein. If the aforementioned special resolution to increase the voting power per Class B Ordinary Share were adopted, the Key Executive Proxies, the Exco Proxies and the ROFO Agreement and all the joinders thereto will cease to be operative in accordance with their terms.
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
Based upon the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile), fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years. Recent declines in the market price of our Class A Ordinary Shares significantly increased our risk of being or becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.

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

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
We were first incorporated in July 2011 as MyTeksi Sdn. Bhd., a Malaysian private limited company, and launched our mobility business in June 2012 in Malaysia with our taxi-hailing booking service MyTeksi. From 2013 to 2017, we commenced operations in Singapore, the Philippines, Thailand, Indonesia, Vietnam, Cambodia and Myanmar.
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
2021
•Announced GrabForGood Fund
•Completed our 100% ownership investment in OVO
•Completed the Business Combination
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
2025
•Our on-demand businesses exceeded 20 billion transactions
•Our loan portfolio ended the year above $1 billion
•PT Super Bank Indonesia Tbk, in which we have less than 50% equity interest, successfully completed its initial public offering on the Indonesia Stock Exchange
•Completed acquisition of a majority economic interest in Everrise
•GXS Bank completed acquisition of Validus Capital, a digital SME lending platform in Singapore to expand our small, medium-sized enterprise lending footprint
•Completed acquisition of Chinese AI robotics company, Infermove, which is focused on autonomous robotics for first and last-mile delivery
For a discussion of our capital expenditures for the last three fiscal years, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”
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
Overview
Southeast Asia’s leading superapp
We are Southeast Asia’s leading superapp, operating primarily across the deliveries, mobility and digital financial services sectors in over 900 cities across eight countries in the region—Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. We enable millions of people each day to access driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance. Our platform enables important high frequency hyperlocal consumer services. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia.
Our revenue was $3,370 million, $2,797 million and $2,359 million in 2025, 2024 and 2023, respectively, representing year-over-year growth rates of 20% from 2024 to 2025 and 19% from 2023 to 2024. Our revenue in Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam and the rest of Southeast Asia was $715 million, $1,039 million, $316 million, $727 million, $288 million, $255 million and $30 million in the year ended December 31, 2025, respectively, $643 million, $816 million, $265 million, $578 million, $252 million, $228 million and $15 million in the year ended December 31, 2024, respectively, and $605 million, $673 million, $200 million, $480 million, $205 million, $185 million and $11 million in the year ended December 31, 2023, respectively. Our profit/ (loss) for the period was $200 million, $(158) million and $(485) million in 2025, 2024 and 2023, respectively, representing year-over-year improvement of 226% from 2024 to 2025 and 67% from 2023 to 2024. Adjusted EBITDA was $500 million, $313 million and $(22) million in 2025, 2024 and 2023, respectively, representing a year-over-year growth rate of 60% from 2024 to 2025 and 1,597% from 2023 to 2024.
Our revenue growth in 2025 and 2024 was driven by an increase in on-demand GMV and increased contributions from the financial services segment. Our revenue growth in 2023 was driven by an increase in on-demand GMV and reduction in on-demand incentives as a percentage of on-demand GMV as we optimized our partner and consumer incentive spend. Our on-demand GMV was $22.1 billion, $18.4 billion and $15.8 billion in 2025, 2024 and 2023, respectively, representing year-over-year growth rates of 21% from 2024 to 2025 and 16% from 2023 to 2024. On-demand incentives as a percentage of on-demand GMV were 10.2% in 2025, as compared to 10% and 9.9% in 2024 and 2023, respectively.
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
Consumers who use our platform
Our over 47 million monthly transacting users (“MTUs”) in 2025 came from a wide range of demographics and socio-economic backgrounds. Consumers who use our platform are highly engaged and demand high-quality services, technological functionality, and prompt responsiveness.
Our driver-partners
Our driver-partners represent a diverse range of individuals across many different ethnicities and age groups. Our driver-partners take pride in satisfying consumers by providing rides, food deliveries and package deliveries each day. Our platform seeks to improve economic inclusion by lowering barriers to participation for underserved communities across Southeast Asia such as women and persons with disabilities. In 2025, 189,000 women and persons with disabilities earned an income through Grab platform.
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

We aim to deliver a positive social impact sustainably over the long-term. As we grow our business and our ecosystem, we create more earning opportunities for driver- and merchant-partners. We seek to provide sustainable earnings by increasing consumer demand, enhancing productivity (for example, by reducing driver-partners’ wait time at stores, or providing digital tools to merchant-partners to help expand their reach to customers), and supporting financial inclusion (such as providing cash advance to driver- and merchant-partners with limited access to capital). In 2025, 2024 and 2023, our driver- and merchant-partners earned a total of $15.3 billion, $12.8 billion and $11.0 billion through our platform, respectively.
We also leverage our technological capabilities and ecosystem to support solutions that help mitigate environmental impact in Southeast Asia. We accelerate the adoption of electric vehicles in the region by forming partnerships with ecosystem players to enable preferential vehicle access and financing for our driver-partners and scale infrastructure. We also empower consumers to contribute to environmental causes through our in-app features such as default cutlery opt-out toggle, carbon offset toggle, EV-only verticals, as well as the ability to prioritize lower emission modes of transport and to enable zero emission mobility (walkers, cyclists and personal mobility devices). We also make efforts to optimize demand and routes to mitigate carbon emissions from partners’ vehicles through order batching, ride-sharing (GrabShare and GrabHitch) and reducing pick-up distance.
In April 2021, we deepened our commitment towards long-term sustainability initiatives by creating the GrabForGood Fund. Under the GrabForGood Fund, we have been running the GrabScholar program since 2022, providing underprivileged students with access to education through scholarships and bursaries in five countries.
We released our sustainability report for 2024, prepared in accordance with the Global Reporting Initiative (“GRI”) standards, on April 23, 2025. We expect to release our sustainability report for 2025 in the second quarter of 2026. The contents of these reports are not included in this annual report, and shall not be deemed as part of this annual report.
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
Deliveries—Our deliveries platform connects our driver- and merchant-partners with consumers to create a local logistics platform, facilitating on-demand and scheduled delivery of a wide variety of daily necessities including in selected markets, ready-to-eat meals and groceries, as well as point-to-point package delivery. We also operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. We also work with merchant-partners to offer Dine Out Deals to Grab users, which enables them to offer discounts or vouchers directly to consumers when they dine in their restaurants. Through GrabAds, we also work with our merchant-partners to provide promoted listings and banner advertisements, enabling them to promote their businesses within the food and grocery delivery offerings on our platform and enhance their consumer reach.
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
•Dine-Out enhances the consumer experience by enabling the discovery of restaurants through curated guides and reviews, facilitating instant table reservations, and offering savings through pre-purchased vouchers or "Dine Out" discounts applied directly at the point of sale.

•GrabMart is a goods ordering and delivery booking service, which enables merchant-partners to accept bookings for goods from consumers (with options for on-demand deliveries, scheduled deliveries and pick-up orders) through Grab’s merchant-partner application, and it also enables driver-partners to accept bookings for goods delivery services through Grab’s driver-partner application. Through GrabMart, consumers can order everyday items ranging from groceries and household goods, to gifts and electronics for delivery to their doorstep on-demand. In some countries such as Malaysia and Indonesia, we also operate GrabSupermarket, which enables the delivery of a wide range of fresh produce and household products from supermarkets. As of December 31, 2025, we also operate 61 supermarkets in Malaysia under Jaya Grocer with more than 42,000 stock-keeping units, approximately 1,100 suppliers, and more than two million members in the Jaya Loyalty program. We also completed the acquisition of another Malaysian supermarket operator in 2025, Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country.
•GrabAds enables businesses to foster growth through different advertising touch points depending on their target audience and objectives. We provide online advertising solutions on our superapp and deliveries offerings, and offline advertising solutions on our vehicle fleet, such as in-car product placements and mobile billboards to generate mass awareness. For our GrabFood and GrabMart merchant-partners, we provide promoted listings and banner advertisements enabling them to promote their businesses within the food and grocery delivery offerings on our platform and enhance their consumer reach.
•GrabExpress is a package delivery booking service, which enables driver-partners to accept bookings for package delivery services through Grab’s driver-partner application. Consumers can arrange for instant or same-day deliveries using different vehicle types to cater for different package sizes. GrabExpress web booking portal enables social sellers and e-commerce businesses to leverage our open application programming interfaces (“APIs”) to make bulk delivery bookings and offer last mile delivery services to their customers.
•Grab for Business platform offers a unified management portal for corporate clients to easily digitize the management of corporate food and package delivery and transport services with advanced features that enable businesses to set policies, controls and corporate billing arrangements, as well as track and monitor all business usage of Grab’s offerings, which help to drive cost efficiencies, transparency and increased productivity. Grab for Business also offers integration with certain corporate expense management systems, making it easier and more seamless for employees to claim work-related spend on Grab’s offerings.
•In Indonesia, our GrabKios offering enables a network of GrabKios agents to act as an offline channel to sell digital goods including mobile airtime credits, bill payment services and e-commerce purchasing services.
Mobility—Our mobility offerings connect our driver-partners with consumers seeking rides across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles in certain countries, and shared mobility options such as carpooling in selected markets. It also includes GrabRentals, which facilitates vehicle rental for our driver-partners. Through GrabAds, we also provide both online and offline advertising solutions, with the latter leveraging our vehicle fleet, such as car wraps and in-car product placements to generate mass awareness.
Key mobility offerings on our platform include the following:
•GrabCar enables a private hire driver-partner to register with us and accept bookings through our driver-partner application. It includes a variety of localized solutions that vary across our markets, including premium cars (GrabCar Premium), cars equipped to transport persons with mobility needs (GrabAssist), cars equipped with child seats (GrabFamily), cars equipped to transport pets (GrabPet), large format vehicles (GrabCar XL), and limousine-styled services (GrabExec). Driver-partners who offer these specialized services receive additional customized training to help them better serve the needs of their passengers.
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
•GrabBike is a motorcycle ride-hailing offering. It is a popular choice as it is an affordable and efficient mobility mode in congested cities. Through our GrabNow solution available in Indonesia and Vietnam, we enable consumers to directly flag down a GrabBike driver-partner without pre-booking through our app. In the Philippines, we relaunched the enhanced Move It app in 2023, our two-wheel ride-hailing service in the country, which now integrates Grab’s technology to enhance its operational efficiency and improve its safety and service quality standards.
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
•Specific to our driver-partners, we offer GrabRentals, which facilitates vehicle rental for our driver-partners at competitive rates through our rental fleet or third-party rental services to allow driver-partners with limited vehicle access to offer services on our platform. We offer four-wheel vehicle rental services to our driver-partners in Indonesia, Singapore and Malaysia, as well as motorcycle rental services in Singapore and Indonesia. In Singapore, we also launched GrabCab, a subsidary of GrabRentals, in July 2025.
Financial Services—Our financial services offerings include digital solutions offered by and with our partners to address the financial needs of driver- and merchant-partners and consumers, including primarily digital payments, lending, receivables factoring, and insurance distribution through GrabFin and OVO. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. We also have less than 50% equity interest in PT Super Bank Indonesia Tbk. GXS Bank offers savings accounts, payment products (GXS Debit Card and GXS FlexiCard), and digital lending products (GXS FlexiLoan) to the public in Singapore. GXBank offers savings accounts, payment products (GX Bank Debit Card) and FlexiCredit, a revolving line of credit to the public in Malaysia.
Key financial services offerings on our platform include the following:
•GrabPay is our digital payments solution addressing unique digital payments challenges and is available in Indonesia (through OVO), Malaysia, the Philippines, Singapore, and Thailand. It allows consumers to make online and offline electronic payments using their mobile wallet. We enable consumers, lacking access to a bank account, to add payment methods and top up their mobile wallet through our driver-partner network, amongst many other top up channels. It also allows our driver- and merchant-partners to receive digital payments for their services.
•GrabCoins is our loyalty platform providing consumers that use our platform with a large catalog of points redemption options, including offers from both popular merchant-partners and Grab. Integration with our offerings allows for a seamless experience, including automatic suggestions to pay for a ride or delivery using GrabCoins points (OVO Points in Indonesia).
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
•GrabLink, our in-house PCI-compliant secure payment gateway and acquiring service licensed under the Payments Services Act of Singapore aimed at reducing dependency on third-party providers, and helps us reduce our cost of funds across Grab transactions.
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
Others—We have a combination of multiple operating business activities that are not individually material. They include mapping services, autonomous vehicle services and last-mile delivery infrastructure.
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
Our deliveries, mobility and financial services segments represented (i) 53.4%, 36.2% and 10.3%, respectively, of our revenue in the year ended December 31, 2025, (ii) 53.4%, 37.4% and 9.1%, respectively, of our revenue in the year ended December 31, 2024, and (iii) 55.5%, 36.9% and 7.5%, respectively, of our revenue in the year ended December 31, 2023.
In addition, deliveries and mobility represented (i) 64.3% and 35.7%, respectively, of our on-demand GMV in the year ended December 31, 2025, (ii) 63.8% and 36.2%, respectively, of our on-demand GMV in the year ended December 31, 2024, and (iii) 65.7% and 34.3%, respectively, of our on-demand GMV in the year ended December 31, 2023.
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
Grab Economics: To illustrate the economics of a typical deliveries order, we generate revenue primarily from commissions charged to merchant-partners and driver-partners for utilizing our platform to connect with consumers and facilitate transactions. For Deliveries, consumers are typically charged a delivery fee and applicable platform fees. Merchant-partners pay a commission based on an agreed-upon rate applied to the total dollar value of the goods ordered, and driver-partners may pay a commission in certain markets. Our recognized revenue reflects these commissions, net of any incentives provided to driver-partners, merchant-partners, or consumers.
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
Grab Economics: To illustrate the economics of a typical ride, we generate revenue by connecting consumers with driver-partners. Consumers pay a fare that includes the cost of the ride, applicable tolls, and platform fees. Driver-partners receive the value of the ride and applicable tolls, net of our commission or service fee. Our commissions are generally calculated as an agreed-upon percentage of the ride cost, while service fees may vary based on distance and time. We recognize revenue on a net basis, representing the commissions owed to us, excluding amounts collected on behalf of and remitted to driver-partners.
Financial Services. Our financial services offerings include digital solutions to address the financial needs of our driver- and merchant-partners and consumers, including primarily digital payments, lending, receivables factoring, and insurance. This segment includes GrabPay, GrabCoins, GrabFin, GrabInsure, and OVO. The financial results of OVO, which is a leading Indonesian digital payments and smart financial services business, are consolidated in our financial results and included in our financial services segment. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. GXS Bank offers savings accounts, payment products (GXS Debit Card and GXS FlexiCard), and digital lending products (GXS FlexiLoan) to the public in Singapore. GXBank offers savings accounts, payment products (GX Bank Debit Card) and FlexiCredit, a revolving line of credit to the public in Malaysia.

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
Others. We have multiple operating business activities that are not individually material. They include mapping services, autonomous vehicle services and last-mile delivery infrastructure.
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
•Enhance our platform by deploying proprietary or partner-led AV and robotics technology, aimed at optimizing the efficiency of our mobility services and our last-mile delivery ecosystem.
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
•Financial services: We intend to continue leveraging our user base and scale in digital e-wallets and the wealth of transactional e-commerce data from within our ecosystem to innovate and offer new financial services products to consumers and small and medium-sized businesses. GXS Bank in Singapore and GXBank in Malaysia, along with PT Super Bank Indonesia Tbk (in which we have less than 50% equity interest), will allow us to further empower more people to gain control of their finances and achieve better economic outcomes. Through the digital banking apps of GXS Bank and GXBank, respectively, we provide deposit and lending services in Singapore and deposit services in Malaysia.
•Advertising services: We see significant potential in targeted advertising for merchant-partners so they may better realize opportunities from our extensive ecosystem and its unique features to increase their sales.
•Subscription program: GrabUnlimited, our subscription program which is now available in Malaysia, Indonesia, Philippines, Singapore, Thailand, Vietnam and Cambodia, enables us to deepen user engagement and drive retention, transaction frequency and volume on our platform.
Furthermore, we see room for growth outside tier 1 cities that remain underpenetrated today. We will look to expand and localize our product offerings to address the needs of consumers in those cities.
Pursue Targeted Investments, Acquisitions, and Strategic Partnerships
To complement our organic growth strategy, we expect to continue to selectively pursue investments and acquisitions that we believe will enhance user experience, as well as solidify and extend our market position. We have also successfully pursued a strategy of making strategic alliances with suitable partners such as Singtel in Singapore and Emtek in Indonesia, and we expect to continue to do so in the future. We intend to focus on investments, acquisitions and alliances that we believe will attract new consumers to our platform and broaden our offerings.
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
As of December 31, 2025, we had 1,247 registered trademarks and 429 pending trademark applications across the various markets in which we operate, and we had registered 836 domain names.

As of December 31, 2025, we had 296 granted patents, 838 pending patent applications and 104 filed and/or registered designs throughout our markets of operation and research and development locations. Many of the patents and pending patent applications relate to our core technology such as customer matching, booking intelligence, location intelligence, map building and operations, platform optimization, safety and tracking services. Our software is also protected by copyright and trade secrets/confidential information laws. However, we cannot guarantee that any of our patent applications will result in the issuance of a patent or whether such patent applications will issue with the same or similar claim scope as currently present. For example, we may narrow the claim scope of a patent application during the examination process. In addition, patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to detect third party infringement or our intellectual property or prevent third parties from infringing them.
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
Insurance
We maintain insurance coverage that we believe is relevant for our businesses and operations. Our insurance includes local property insurance in various countries, which also covers damages to our regional offices, business interruptions and public liabilities, errors and omissions, commercial motor insurance covering our vehicle fleets, employee insurance covering varying combinations of outpatient and inpatient medical in their home country and also whilst on business travel, term life, work injury and personal accidents, intellectual property infringement liability insurance, special risk insurance covering geopolitical crisis risks, and directors’ and officers’ liability insurance, among other coverage. In addition to this special risk insurance, we have also procured cybersecurity liability insurance covering primarily data and system recovery, cyber extortion, privacy and network security, media, professional indemnity liability and business interruption arising therefrom. We also have general commercial third-party liability insurance for GrabFood, personal accident insurance, prolonged medical leave and worker’s compensation insurance coverage for our driver-partners in Singapore, as well as rider’s liability insurance in certain countries, including Singapore. We cannot guarantee, however, that we will not incur any losses or be the subject of any claims that exceed the scope of the relevant insurance coverage. We reassess our insurance structure at each renewal, taking into account both insurance market conditions and the expansion and development of our business.
Regulatory Environment
Except as disclosed in this annual report, we believe we are in material compliance with the referenced regulations and there is not currently a known material risk of non-compliance.
Regulations Specific To Countries Where We Principally Operate
Singapore
Regulations on Deliveries Business
While Singapore lacks laws specifically governing package delivery services, there are regulations addressing the conveyance of letters (including postal articles) below 500 grams, for which a postal license is required under the Postal Services Act 1999 (“PSA”). We do not have a postal license and we do not permit the delivery of letters below 500 grams on our platform. Non-compliance with the PSA can result in seizure of the letter(s) and the imposition of fines of up to SGD 10,000 ($7,800) per instance and/or imprisonment of up to three years.
Further, certain provisions under the Road Traffic Act 1961 (“RTA”) prohibit chauffeured private hire car drivers and taxi drivers from providing courier pick-up and delivery services without the prior approval of the Registrar of Vehicles appointed under the RTA. We do not permit chauffeured private hire car drivers or taxi drivers to provide package delivery services under GrabExpress and/or GrabFood/GrabMart if they provide ride-hailing services on our platform.

Regulations on Mobility Business
The Land Transport Authority (the “LTA”) regulates our ride-hailing booking services in Singapore under the Point-to-Point Passenger Transport Industry Act 2019 (the “PPPTIA”). To operate, we are required to obtain and maintain specific licenses under the PPPTIA and must strictly comply with all conditions set out in these licenses, as well as any directions or codes of practice issued by the LTA.
A core compliance requirement for our platform is to ensure that the ride-hail fares charged through our services are consistent with the pricing policies established by the Public Transport Council. We are also responsible for ensuring that all our driver-partners are compliant with certain legislative requirements relating to motor vehicle insurance and public service vehicle licensing.
Non-compliance with the PPPTIA license conditions can result in significant penalties, including the imposition of financial fines up to 10% of our annual turnover from the ride-hail business or SGD 100,000 ($78,000) per instance, and potential revocation or suspension of our operating licenses. Non-compliance with the pricing policies put in place by the Public Transport Council include the imposition of fines and/or imprisonment.
Regulations on Financial Services
Payment Services
The provision of payment services is regulated by the MAS under the Payment Services Act 2019 (“PS Act”). Unless excluded or exempt, an entity must obtain the relevant license to offer regulated services such as e-money issuance, domestic or cross-border money transfer, merchant acquisition service and digital payment token services. Licensees may generally be subject to obligations including but not limited to base capital requirements, the mandatory safeguarding of customer monies (for a major payment institution such as Grab), the requirement to furnish security (for a major payment institution such as Grab), and strict compliance with MAS's anti-money laundering (AML) and counter-financing of terrorism (CFT) rules. Non-compliance could result in sanctions, revocation or suspension of a licence, fines, and/or criminal penalties.
Digital Banking
Digital banking is governed under MAS' framework for Digital Full Bank (“DFB”) and Digital Wholesale Bank (“DWB”) licenses. DFBs, which serve retail and non-retail customers, must commence operations as a restricted DFB before progressing to a full-functioning DFB within three to five years (as expected by MAS) from commencement of business. Like all licensed banks, DFBs are subject to the Banking Act 1970 and a comprehensive suite of regulations, including minimum capital and liquidity requirements, prudential standards, risk-based capital adequacy rules, and mandatory membership in the Deposit Insurance Scheme. Non-compliance could result in regulatory actions by MAS, including revocation or suspension of license.
Moneylending Business
The business of moneylending is regulated by the Registrar of Moneylenders, Ministry of Law under the Moneylenders Act 2008 (MLA) and generally requires a license, though certain persons may be exempt or excluded. The issuance of new moneylending licenses has been subject to a moratorium since 2012. Both licensed and exempt moneylenders are subject to specific duties and conduct of business requirements under the MLA, including compliance with the Moneylenders (Prevention of Money Laundering and Financing of Terrorism) Rules 2009, which require internal policies, customer due diligence, and suspicious transaction reporting, among other things.
Insurance
A person or entity that arranges contracts of insurance on behalf of insurers, including through a digital platform, and who is construed as an insurance agent, must register with the General Insurance Association of Singapore (GIA)'s Agents' Registration Board via their principal insurers, unless a specific exemption applies. Agents must operate under a written agreement with insurers entitled to carry on business in Singapore, comply with pre-contractual disclosures and other conduct of business requirements, and adhere to MAS-mandated minimum competency and training standards. Insurance underwriting activities are also licensed by the Insurance Act 1966. Non-compliance could result in regulatory actions by MAS, including revocation or suspension of license.
Regulations on Platform Workers
The Platform Workers Act 2024 (“PWA”) provides for the rights and obligations of platform operators and platform workers in Singapore (being ourselves and our driver-partners, respectively).

Among other things, the PWA:
•requires platform operators and platform workers to make prescribed contributions to the platform worker’s statutory social security savings account, if applicable. There would be penalties including fines and imprisonment for non-compliance with the provisions on prescribed contributions.

•provides for the establishment of a framework for the representation of platform workers via platform work associations, which may negotiate with such platform operators on a diverse range of issues including the income, safety and well-being of platform workers.

•provides that platform operators must provide work injury compensation and work injury compensation insurance in respect of each platform worker.
Indonesia
Regulations on Foreign Investment and Foreign Ownership Restrictions
Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, as amended by Law No. 6 of 2023 on Stipulation of Government Regulation in Lieu of Law No. 2 of 2022 on Job Creation (collectively, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those which are expressly closed to or restricted from foreign investment, or those business sectors or business lines that can only be carried out by the central government, co-operatives or micro, small and medium enterprises.
The Indonesian government maintains a list of business activities that are either open to foreign investment, subject to certain conditions or closed to foreign investment. In addition, industry-specific laws may also require foreign investors to fulfill some conditions or requirements related to the operation of the businesses.
Considering the above, foreign investors wishing to invest in Indonesia must structure their investment in accordance with the restrictions or requirements applicable to their intended business activities. They must also determine whether the foreign investment company can be wholly or partially owned by foreign shareholders before setting up the company.
Regulations on Our Online Platform
The E-Commerce Regulations (Government Regulation No. 80 of 2019 and Minister of Trade Regulation No. 31 of 2023) require any business actor that provides Electronic Communication facilities for trading transactions, such as an online platform or marketplace, to obtain an E-Commerce Trade Business License (SIUPMSE). Since our platform acts as an electronic communication medium supporting e-commerce transactions, we must obtain and maintain this license to operate legally. Specifically, these regulations mandate that we, as the platform operator, ensure certain consumer protection information, such as the contact details of the Directorate-General of Consumer Protection and Trade Order, is easily accessible to consumers on the app interface. As of the date of this annual report, we have obtained an effective SIUPMSE for our Indonesia platform entity. Further, a Drug and Food Authority regulation effective July 2024 governs the online distribution of over-the-counter medicine and prescription drugs. We are in the process of obtaining the required license to facilitate sales of medicines via our platform.
Regulations on Deliveries Business
Our point-to-point delivery services are regulated as "postal services" under Law No. 38 of 2009 regarding Post, as amended. This classification requires our entity that engages in domestic postal business activity to comply with a maximum foreign ownership restriction of 49%. In case of non-compliance, the relevant authority (including the Indonesia Investment Coordinating Board (“BKPM”) and the Minister of Communication and Digital Affairs (“MOCD”) can impose administrative sanctions, including the temporary suspension or revocation of the applicable business license.
Regulations on Mobility Business
Minister of Transportation (“MOT”) Regulation No. PM 118 of 2018, as amended, (“MOT Reg 118/2018”) governs special rental transportation, i.e., door-to-door transportation service with a driver, in which the booking is made through a technology-based application. The regulation requires that each car for ride-hailing purposes is licensed with an inspection card. The technology-based application company, such as our platform, is separately required to, among others, enter into cooperation with licensed special rental transportation companies to provide online ride-hailing service to passengers.

MOT Reg. 118/2018 and subsequent regulations mandate that service tariffs (which may be evaluated periodically, at least every six months) must be set within minimum and maximum per-kilometer limits determined by the MOT or the local governor, depending on the operational area. Furthermore, vehicles used must comply with minimum service standards, including a maximum age limit of five years to ensure passenger safety and comfort. Failure to comply with either the tariff rules or vehicle standards can subject the licensee to administrative sanctions, including fines, and temporary suspension or revocation of the license.
For two-wheel ride-hailing, MOT Regulation No. 12 of 2019 stipulates the obligations of, among others, the platform company (the technology application provider). The platform company must implement measures to ensure the physical safety of drivers and passengers, including measures to equip the platform with a panic button for both drivers and passengers. It must also have standard operating procedures in place for drivers that govern how orders are handled and how a driver-partner’s conduct is managed. These required SOPs must explicitly detail the violations that lead to sanctions (including temporary suspension or termination), outline the gradual stages for imposing these sanctions, and specify the steps for both implementing and later revoking any temporary suspensions.
The platform company must also comply with service fee and tariff requirements, as set by the Ministry of Transportation (“MOT”) Decree No. 667 of 2022, as amended, sets mandatory floor and ceiling tariffs and limits the maximum commission a platform company may take from the total tariff to 15%. An additional optional supporting fee of up to 5% may be charged, provided these funds are reinvested into specific components for driver-partner welfare, such as extra insurance and operational assistance.
Regulations on Financial Services Business
Payment Systems
In December 2025, Bank Indonesia (“BI”) issued BI Regulation No. 10 of 2025 on the Regulation of the Payment System Industry and Member of the Board of Governors Regulation No. 32 of 2025 on Payment System Governance (“BI Payment System Regulations”). The New BI Payment System Regulations will take effect on March 31, 2026 and replace certain aspects of the previous BI payment system regulatory framework under BI Regulation 22/23/PBI/2020 of 2020 regarding Payment Systems and BI Regulation No. 23/6/PBI/2021 on Payment Services Providers. As a payment service provider (“PJP”), an e-wallet platform (such as OVO in our business), is required to obtain a license from BI to facilitate payment transactions. Similar to the previous regime, the New BI Payment System Regulations impose a maximum foreign share ownership of 85% at the ultimate shareholder level and certain domestic control requirements, including requirements that domestic parties must hold a minimum of 51% of voting shares, have the ability to nominate a majority of the board of directors and/or board of commissioners, and retain veto rights over significant decisions at the general meeting of shareholders. Non-compliance can lead to administrative sanctions, including revocation of the PJP license.
The new BI Payment System Regulations introduce a “TIKMI” performance assessment framework, under which payment system providers (“PSPs”) (including PJPs) must conduct periodic self-assessments covering transaction, interconnection, competence, risk management, and IT infrastructure, and submit the results to BI. Based on TIKMI outcomes, BI classifies PSPs as Primary PSPs or non-Primary PSPs, with Primary PSPs generally being those whose scale, interconnectedness, or complexity could give rise to systemic payment-system risks. This classification affects supervisory intensity, including assessment frequency, and may also influence BI’s supervisory scrutiny and regulatory expectations in relation to PSPs’ cooperation arrangements. In addition, PSPs are required to prepare and submit a payment systems business plan (“RBSP”) for BI approval. The RBSP is a key regulatory instrument, as it serves as the primary channel through which planned cooperation arrangements and significant business developments are disclosed to, and reviewed and approved by, BI.
P2P Lending Services
Information Technology-based Joint Funding Services (“P2P Lending”) are mainly regulated by the Financial Services Authority (“OJK”) under OJK Regulation No. 40 of 2024, which includes, among others, OJK Regulation No. 4/POJK.05/2021 and OJK Circular Letter No. 19/SEOJK.06/2025 ("P2P Regulation"). Foreign ownership in a P2P Lending company is limited to 85%. P2P Lending companies must obtain a license from the OJK and maintain a minimum issued capital of IDR 25 billion ($1.5 million) since establishment. Prior OJK approval is required for any change in the direct or indirect controlling shareholder. Furthermore, P2P Lending companies are required to place their data center and disaster recovery center within Indonesia and comply with OJK's standards for technology risk management.

The total funding provided by a single non-OJK licensed/supervised lender and its affiliates is subject to a maximum of 25% of the P2P Lending company’s total funding position at the end of each month. OJK sets a baseline limit of IDR 2 billion ($119,000) on the total funding that a P2P Lending company may channel to any single recipient across its system. For productive financing, this limit can be raised to IDR 5 billion ($298,000) if the platform meets specific prudential requirements. When lending to multiple related recipients, the aggregate exposure to all such related parties must remain within the same cap. Failure to comply with P2P Regulation could result in administrative sanctions, restrictions on business activities and revocation of approval, among other things.
In addition, the maximum "economic benefits" (which include interest, fees, and commissions) that a P2P Lending company can charge to its users, as well as late fees, are capped based on loan type and tenor. The total of all benefits and late fees cannot exceed 100% of the principal amount.
Insurance Products
The implementation and marketing of insurance products through bank and non-bank business entities utilizing an electronic system (such as an online platform) requires prior approval from the OJK. In this context, “marketing” means that the entire insurance process (from product selection, risk assessment, premium/contribution payment, to policy issuance) is done through electronic systems without any face-to-face interactions. In addition, an entity marketing insurance products via an electronic system, whether an insurance company conducting direct marketing or a marketing channel entity (such as an insurance agent, a bank or a non-bank entity), must hold an Electronic System Provider Certificate (“TDPSE”) issued by the MOCD. These regulations ensure that all electronic distribution activities adhere to OJK and MOCD's technology risk management standards and are subject to regulatory oversight over their electronic system administration.
Malaysia
Regulations on Our Online Platform
The Consumer Protection (Electronic Trade Transaction) Regulations 2024 apply to our operation as an online marketplace where goods and services are traded or advertised. These Regulations impose obligations on us, as the online marketplace operator, to protect consumer interests. Our key compliance obligations include ensuring that required goods and services information provided by suppliers is displayed on the online marketplace, maintaining proper transaction records, and establishing adequate grievance-handling procedures for consumers using our platform.
Regulations on Mobility Business
The provision of ride-hailing services in Malaysia is regulated primarily by the Road Transport Act 1987, the Land Public Transport Act 2010 (LPTA) in Peninsular Malaysia and the Commercial Vehicles Licensing Board Act 1987 (CVLBA) in East Malaysia. An operator of a ride-hailing booking service, which acts as the technology platform, is required to obtain an "intermediation business license" to legally facilitate ride arrangements, bookings, or transactions. Operating without this license is an offense punishable by a fine and/or imprisonment.
As an intermediation business licensee, the platform is responsible for various operational standards, including ensuring that a permit is applied for each ride-hailing vehicle and that a valid computerized vehicle inspection certificate is visibly displayed. Additionally, the platform is subject to regulatory limits on surcharge rates and driver-partner commissions and must ensure mandatory ride-hailing insurance covers every driver-partner, vehicle, passenger and third-party. Driver-partners are also separately required to hold a Public Service Vehicle (PSV) license.
Regulations on Financial Services Business
E-money
The issuance of electronic money (“e-money”) is classified as an "approved business" under the Financial Services Act 2013 (“FSA”) and requires the prior approval of the Central Bank of Malaysia, Bank Negara Malaysia (“BNM”). Approved e-money issuers, such as us, are subject to ongoing compliance requirements including the Electronic Money (E-Money) Policy Documents issued by BNM, which specifies governance and regulatory processes, as well as operational, IT and risk management requirements. A critical requirement for non-bank issuers is the deposit of customer funds in a dedicated trust account with a banking institution, ensuring the funds always cover the total outstanding e-money liabilities. Non-compliance with the compliance requirements could result in loss of or restriction on the license, administrative penalties, civil damages claims, and/or criminal penalties.

Digital Banks
The digital banking joint venture, GXBank, is licensed by BNM under the FSA and operates in the foundational phase for up to five years. During this period, its operations must adhere to the regulatory requirements specified in, among others, the Licensing Framework for Digital Banks policy document issued by BNM. These include, among others, compliance with sound risk management, robust governance practices, and prudential standards applicable to licensed digital banks. Non-compliance could lead to enforcement action, including license revocation.
BNPL Services
Historically, the Buy Now Pay Later (“BNPL”) services in Malaysia operated outside of formal regulation. However, this position is set to change following the official publication of the Consumer Credit Act 2025 (“CCA”) on December 31, 2025. Announcements are expected to be made in the first quarter of 2026 relating to the commencement date of the CCA, upon which the provision of BNPL services will transition from being in an unregulated environment to a mandatory licensing regime. As such, all BNPL providers will soon be required to obtain a licence from the relevant regulator, namely the Consumer Credit Commission, which will be established under the CCA. Currently, we take reference from the draft industry handbooks, including the Authorisation and Conduct Handbooks, issued by the Consumer Credit Oversight Board Task Force as a guidance to shape our current practices and ensure smooth transition and compliance.
Moneylending
Moneylending activity is governed by the Moneylenders Act 1951, requiring a license from the Registrar of Moneylenders under the purview of the Ministry of Housing and Local Government (“KPKT”). The definition of a "moneylender" covers anyone who carries on, advertises, announces himself or holds themselves out in any way as carrying on the business of lending money at interest, with or without security, whether or not they carry on any other business. KPKT has released guidelines to allow licensed moneylenders, including conditionally approved platforms like ours, to conduct their business online. Compliance involves displaying the original license at the business premises, adhering to agreement formalities, and record-keeping requirements.
Insurance Agents
The carrying on of insurance business and the related activities of insurance agents are primarily regulated by the FSA. General insurance agents must comply with rules issued by the General Insurance Association of Malaysia (“PIAM”) for registration and regulation. These rules impose specific requirements on agents, such as restricting them to representing a maximum of two general insurance companies at any time and mandating compliance with certain conduct requirements.
Regulations on Worker Classification
In Malaysia, there is no single legal test to determine whether a person is engaged as an employee or an independent contractor. The Employment (Amendment) Act 2022 (the “EA”) introduced a presumption, determined based on multiple factors such as control, as to who is an employee or an employer in the absence of a written contract of service relating to any category of employee within the ambit of the EA. In determining the status of an employee or independent contractor, the Industrial Court of Malaysia will examine all facts and circumstances and the conduct of the parties, including those multiple factors, whether there is a fixed compensation package or whether the individual undertook a business risk, exclusivity, whether any statutory contributions have been made, and the contractual terms of the engagement.
The Gig Workers Act 2025 (“GWA”) was gazetted into law on December 31, 2025 which, among others, seeks to protect the rights of gig workers. It provides for the duties of a contracting entity, regulates terms and conditions of the service agreement between a contracting entity and gig workers, and provides for a dispute resolution mechanism. Under the GWA, a “gig worker” includes an individual who (a) is a Malaysian citizen or permanent resident, (b) enters into a service agreement with, among others, a platform provider for the performance of services, and (c) receives earnings for the services, and this would capture our driver-partners. A platform provider includes a digital intermediary system provider like us, who connect services by a gig worker to a service user. Based on announcements made by the Minister of Human Resources of Malaysia, the GWA is expected to come into operation in March 2026, once all implementation mechanisms have been finalized.

The Philippines
Foreign Ownership Restriction
Foreign participation in nationalized activities in the Philippines is primarily governed by the 1987 Constitution (“Constitution”), and applicable statutes such as the Foreign Investments Act of 1991, as amended, and the Public Service Act (PSA), as amended by Republic Act No. 11659 (the “PSA Amendment”).
The Constitution reserves the operation of a public utility to Philippine citizens or to corporations that are at least 60% owned by Philippine citizens. It also mandates that executive and managing officers of a public utility must be citizens of the Philippines. This 60% Filipino ownership rule applies to both the total number of outstanding voting shares and the total number of outstanding shares of stock.
The PSA Amendment, which became effective in 2022, provides an exclusive enumeration of what constitutes a “public utility.” Only those specifically classified as a public utility (e.g., electricity distribution and transmission, water pipeline distribution systems, seaports, and certain public utility vehicles) are subject to the 60% foreign ownership restriction. Public services not classified as a public utility (such as transport vehicles accredited with and operating through technology-based application companies (“TNCs”) are generally open to full foreign ownership. However, other public services may later on be classified as public utilities by congressional act.
Commonwealth Act No. 108, as amended, known as the Anti-Dummy Law (“ADL”), prohibits arrangements where a Filipino national acts as a nominee of the foreign national to circumvent these ownership restrictions. Failure to comply with the ownership requirements, or acting as a nominee, may lead to severe penalties, including imprisonment, fines, and cessation of business operation.
Regulations on Deliveries Business
Our package and letter delivery services are regulated as Private Express and/or Messenger Delivery Services (“PEMEDES”) under the Department of Information and Communications Technology (“DICT”). Operating a PEMEDES requires the firm to possess a formal “Authority to Operate.” Furthermore, every individual employed by the operator as a messenger must secure a Messenger’s Work License from the DICT. Non-compliance of any guidelines set by the DICT could lead to administrative fines and revocation of authority. The ICT Infrastructure and Services Enabling Division, under the supervision of the Office of the Undersecretary of Digital Philippines (“OUDP”), registers, monitors and regulates PEMEDES operators.
Our GrabFood and GrabMart offerings are also subject to Republic Act No. 11967, the Internet Transactions Act (“ITA”), which governs internet transactions and applies to us as an e-marketplace operator. The ITA imposes several compliance obligations on the platform, such as ensuring transaction clarity, requiring online merchants to submit necessary information, protecting consumer data, and providing effective redress mechanisms. Importantly, the ITA introduces subsidiary liability for the e-marketplace if it fails to, among others, exercise due diligence and solidary liability if it fails to remove prohibited or unsafe goods after receiving formal notice.
Regulations on Mobility Business
Under current Department of Transportation guidance, TNCs like us are required to secure a Certificate of TNC Accreditation from the Land Transportation Franchising and Regulatory Board (“LTFRB”) to operate four-wheel ride-hailing services. The individual transport vehicle operators (“TNVSs”) must also secure a separate Certificate of Public Convenience. Any non-compliance by a TNC and a TNVS of any guidelines set by the LTFRB may result in administrative fines, suspension, or cancellation of accreditation.
Two-wheel ride-hailing services are currently operating under a temporary, government-managed "pilot run" overseen by the Motorcycle Taxi Technical Working Group (“TWG”), as the Land Transportation and Traffic Code historically prohibited motorcycles for hire. The TWG oversees the pilot and is currently considering expanding it and incorporating it into formal public transportation legislation, such as the proposed Motorcycle-for-Hire Act, which is currently pending before the Congress. Violations of pilot rules, such as allegedly exceeding allocated rider caps, can lead to the platform's suspension or removal from the pilot run.

Regulations on Financial Services Business
Electronic Money Issuers and Payment Services Operators
The Bangko Sentral ng Pilipinas (“BSP”) regulates the issuance and operation of Electronic Money Issuers (“EMIs”), such as our GrabPay offering, mandating prior BSP approval to operate. Under BSP Circular No. 1166, series of 2023 (“EMI Circular”), EMIs are classified as "large scale" or “small scale,” depending on the size of the monthly average value of aggregated inflow and outflow transactions. “Large scale” and “small scale” EMIs that are banks must have a minimum capitalization of PHP 200 million ($3.4 million) and PHP 100 million ($1.7 million), respectively. All EMIs must comply with BSP regulations relating to electronic payment and financial services, corporate governance, and anti-money laundering measures. In addition, the EMI Circular imposes stricter disclosure, notification and reporting obligations on EMIs. EMIs are also required to comply with applicable provisions of the Manual of Regulations for Non-Banks (MORNBFI) apart from the EMI Circular.
Operators of Payment Systems
Republic Act No. 11127 (the “National Payment Systems Act”) requires all Operators of Payment Systems (“OPS”), which includes GrabPay and GrabLink, to register with the BSP. OPS are subject to certain governance and reporting standards, including maintaining a risk appetite statement, meeting board composition requirements, and implementing a reporting system. Furthermore, the Regulatory Framework for Merchant Payment Acceptance Activities approved by the BSP Monetary Board requires an OPS engaging in merchant acquisition to obtain a Merchant Acquisition License from the BSP and comply with minimum capital requirements under the BSP Circular No. 1198.
Financing Companies
Our lending offerings are subject to Republic Act No. 5980, as amended (the “Financing Company Act”), which requires us to secure a license from the Securities and Exchange Commission of the Philippines (the “Philippine SEC”). This Act governs non-financial institution corporations organized primarily for extending credit facilities to consumers and businesses via direct lending, factoring, or leasing, among others. The Philippine SEC regulates and oversees the maximum rates, fees, and charges imposed by these companies, with power to change, eliminate or grant exemptions from or suspend such rules when warranted by economic and social conditions. The Financing Company Act also requires minimum paid-up capital.
BSP Circular No. 1133, which applies to our lending offerings, imposes ceilings on interest rates and fees for short-term, small-value consumer loans (unsecured loans under PHP 10,000 ($200) with a tenor up to four months) offered by financing companies and their online lending platforms, among others. Penalties are imposed for non-compliance with applicable ceiling on interest rates.
Moratorium on Online Lending Platform
The Philippine SEC has imposed a moratorium through SEC Memorandum Circular No. 10 on the registration of any new online lending platforms since November 2021. Only platforms recorded as of that date, including a Grab subsidiary, may continue to operate. And they are subject to strict monitoring by the Philippine SEC of their compliance with all applicable laws, rules, and regulations. The moratorium remains in effect until it is lifted by the Philippine SEC.
Insurance
Republic Act No. 10607 (the “Insurance Code”) and the Civil Code of the Philippines govern insurance-related activities, mandating that only persons duly licensed by the Insurance Commission, such as insurance agents and brokers, may engage in the solicitation or procurement of insurance applications, including those offered through an online platform. The Commission also implements an Enhanced Microinsurance Regulatory Framework, which microinsurance agents and brokers must comply with.

Regulations on Worker Classification
Contracting and subcontracting of work is allowed but is heavily regulated by the Philippine Labor Code and Department of Labor and Employment Department Order No. 174, series of 2017. There is legitimate contracting where the contractor (i) conducts an independent business, (ii) with adequate capital to do the job and pay its people, and (iii) exercises direct control over the performance of the workers. On the other hand, the law prohibits labor-only contracting, which is where the person supplying workers to an employer does not have substantial capital, and the workers placed by such contractor are performing activities directly related to the principal business of such employer, or when the contractor does not exercise the right to control over the performance of the work of the employee. In such cases, the employer shall be responsible to the workers in the same manner and extent as if the latter were directly employed by him.
Thailand
Regulations on Foreign Business in Thailand
Foreign participation in business activities in Thailand is primarily regulated under the Foreign Business Act, B.E. 2542 (1999) (the “FBA”). The FBA limits the rights of foreigners to engage in certain business activities in Thailand. Under the FBA, “foreigners” include companies who do not possess Thai nationality and companies registered in Thailand, in which 50% or more of the share capital is owned by foreign individuals or foreign entities.
The FBA and its schedules list the categories of controlled business activities, including activities for which foreigners are barred and activities in which foreigners can participate subject to certain limitations and with permissions from relevant authorities. Among others, platform services and e-payment services are restricted under the FBA. Foreign parties are not allowed to perform such services in Thailand without first obtaining the relevant foreign business license. The grant of a foreign business license is generally at the sole discretion of the Foreign Business Committee, and based on its current policy, the possibility that a foreign business license will be granted for a service business is generally limited. The FBA also prohibits arrangements where a Thai national holds shares in a company as a nominee of a foreigner to circumvent the FBA.
Failure to comply with the aforementioned requirement could lead to imprisonment and a fine, or both. Additionally, the court is empowered to order the cessation of the business operation.
Currently, our Thai subsidiaries are considered Thai companies under the FBA, and therefore are not subject to the foreign ownership restrictions under the FBA.
Regulations on Our Online Platform
The first applicable regulation is the Direct Sales and Direct Marketing Act, B.E. 2545 (2002), as amended. This Act regulates business operators who offer goods or services to consumers at a distance with the anticipation that the consumer will respond and purchase those goods or services, which can include online platforms. Such business operators could be viewed as a "direct marketing business," requiring a Direct Marketing Certificate from the Office of the Consumer Protection Board. While the competent authority historically interpreted this as applying only to tangible goods sold through online channels, recent changes in interpretation permit the registration of intangible services, such as the Grab platform services. We have obtained this certificate for our GrabGift e-voucher offerings and have also obtained a Direct Marketing Certificate for the Grab platform services.
The second applicable regulation is the Royal Decree on the Supervision of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022) (the “ETDA Law”). This decree aims to regulate digital platform service providers that act as electronic intermediaries connecting businesses and consumers. As an applicable digital platform service provider, we were required to notify the Electronic Transactions Development Agency (ETDA) before November 18, 2023, for all relevant categories, including ride-hailing, online marketplace for goods, online marketplace for services, and advertising service, which we have timely completed and received certifications for. The ETDA Law also mandates ongoing compliance with consumer protection obligations and may impose additional requirements on "large digital service platform businesses," such as establishing risk management systems and third-party audits, which could apply to our platform based on criteria prescribed under the decree.
Furthermore, specific notifications issued under the ETDA Law in 2025 impose additional operational requirements on our services. For our ride-hailing operations, we must comply with measures such as driver and user verification, job flexibility, data safeguarding, user protection measures, and submission of an annual operation report to relevant authorities. For our e-marketplace services, we are subject to extensive obligations such as merchant identity verification, implementation of notice-and-takedown mechanisms, and ensuring products display mandatory certifications or licenses. We are also required to submit detailed annual reports and evidence of compliance to relevant authorities. Failure to meet these obligations may result in suspension of the business or revocation of any notification already made.

Regulations on Mobility Business
The Thai Vehicle Act, B.E. 2522 (1979), as amended, governs our four-wheel and two-wheel mobility offerings, establishing requirements for vehicle use, registration, signage and taxation. The primary regulatory framework governing ride-hailing requires the ride-hailing operator or application to be formally certified by the DLT before commencing business activities. We obtained this required ride-hailing operator certification for both our four-wheel and two-wheel services in 2022.
A certified ride-hailing operator is subject to specific regulatory requirements covering driver-partner onboarding processes, pricing structures, mandatory vehicle decals, and engine power determination, among other things. Critically, the operator must only onboard drivers who are fully compliant with the regulations, including having registered their vehicles for ride-hailing and obtained the necessary public driving licenses. Failure by the ride-hailing operator to comply with these regulations may result in the revocation of its DLT certification.
Regulations on Financial Services Business
Payment Services
Domestic money transfer and payment services fall under the scope of the Payment Systems Act B.E. 2560 (2017) (“PSA”) and require the service provider to obtain a license from the Ministry of Finance (“MOF”) via the Bank of Thailand (“BOT”). Such services include GrabPay Wallet and processing credit/debit card payment for Dine Out service. Regulated activities include electronic money services, electronic fund transfers, and credit/debit card payment processing, among others. Compliance requires adherence to BOT regulations and regulations against money laundering and terrorist financing. Operating without the required license or failing to comply with BOT regulations can result in severe penalties, including administrative fines, imprisonment, and revocation of the license.
Furthermore, the emergency decree on technological crimes requires e-payment providers to, among others, monitor transactions and immediately suspend accounts upon detecting suspicious activity or receiving a victim's report. Non-compliance may result in shared liability for victim losses.
Nano-financing
Nano-financing generally refers to provision of loans, purchases, discounts, or leases to a natural person for business or occupational purposes, without requiring asset or property collateral. Nano-financing, which includes our financial services business such as cash loans, is a restricted business subject to the applicable notifications issued by MOF and BOT.
Nano-finance operators are also required to comply with the notification issued by BOT concerning responsible lending. This notification establishes eight principles that must be followed throughout the entire loan debt cycle, covering areas such as loan product development, advertising and sales practices, affordability, promotion of financial discipline, assistance to debtors with persistent debt or facing debt repayment difficulties, and transfer of debtors to other creditors.
Personal Loans
Personal loan businesses, including cash loans, are also restricted and require MOF approval through the BOT if they fall within the scope of "personal loans under supervision." This category primarily includes unsecured personal loans, lending originating from certain hire-purchase and lease of goods, and vehicle registration loans. Operators are subject to ongoing requirements such as reporting, restrictions on chargeable fees, and customer qualifications. Like nano-finance, personal loan providers must also fully comply with the principles outlined in the BOT's notification concerning responsible lending.
Debt Collection
All debt collection activities, including those related to lending products like cash loans and PayLater, are governed by the Debt Collection Act, B.E. 2558 (2015). The regulation is strict, requiring debt collection service businesses to register with the Metropolitan Police Bureau or Department of Provincial Administration. It sets out the methods and procedures for collecting debts, and any failure to adhere to the regulations can result in administrative fines, criminal penalties or revocation of the debt collection service registration.

Vietnam
Foreign Investment Regulations
Foreign investment into Vietnam is primarily regulated by the Law on Investment No. 143/2025/QH15 effective on March 1, 2026 (as amended from time to time), and the Schedule of Specific Commitments in Services in Vietnam’s Commitments to the WTO (the “WTO Commitments”). Foreign investment is divided into three general categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a local party in order to conduct the relevant business, restrictions on the scope of investment activities, the requirement to obtain certain government approvals for foreign ownership, operational license requirements for foreign invested enterprises (“FIEs”), or a combination thereof. For example, foreign ownership in companies providing passenger transport services is subject to a 49% ceiling, as opposed to no foreign ownership restriction on companies engaging in deliveries. Foreign ownership in companies engaging in payment intermediary services is not specifically provided for in either domestic legislation or the WTO Commitments and is therefore subject to government approval on a case-by-case basis.
Any investment activities which are not compliant with the Law on Investment and its sub-law guidance may cause a company to be subject to fines and certain remedial measures, such as compulsory termination of the investment activities and return of illegitimate profits earned from such activities.
Regulations on Our Online Platform
Electronic transactions in Vietnam are primarily governed by the Law on E-Transactions (LET 2024) and Decree No. 137/2024/ND-CP (“Decree 137”). The LET 2024 requires system administrators to furnish electronic information for state inspection and reporting. Under Decree 137, intermediary digital platforms are classified as large-scale (3% to 10% of the population) or very large-scale (over 10%). Having notified the Ministry of Science and Technology (“MoST”) of our status as a “large-scale platform” for 2025 , we are subject to enhanced cybersecurity incident reporting, broader regulatory oversight, including obligations to publicly disclose complaint-handling mechanisms and user volume statistics. We must also annually report risks of information system misuse to the MoST.
If reclassified as very large-scale, we must also disclose advertisement recommendation criteria and provide user opt-outs. Under the Law on Protection of Consumer Rights No. 19/2023/QH15 and Decree No. 55/2024/ND-CP, large and very large-scale platforms are further required to archive algorithmically targeted advertisements and conduct periodic evaluations of content moderation, algorithmic systems, and targeting impacts. Additionally, platforms must perform regular reviews of AI implementation, automated solutions, and measures for handling fake accounts. A new Law on Artificial Intelligence will come into effect on March 1, 2026, though implementing regulations are yet to be issued.
Regulations on Deliveries Business
Our GrabFood, GrabMart, GrabGifts, and Dine Out offerings are subject to e-commerce regulations, including Decree No. 52/2013/ND-CP and Circular 59/2015/TT-BCT (as amended), which require us to register or notify our mobile application with the Ministry of Industry and Trade (MOIT) to avoid administrative fines. The Law on E-Commerce 2026 (“2026 E-Commerce Law”), effective July 1, 2026, introduces stricter obligations for e-commerce platform operators, potentially classifying Grab as a direct, intermediary, and/or integrated platform. Key obligations include publicly disclosing compliance documents and product information, pre-screening seller content for illegal or counterfeit goods, assuming joint liability for buyer damages, and maintaining data storage for at least three years. Existing registrations remain valid until June 30, 2027, by which time Grab must secure re-notification or re-registration under forthcoming implementing regulations.
As a Foreign-Invested Enterprise (FIE), we must also maintain a trading license under Decree No. 09/2018/ND-CP. Under Decree No. 85/2021/ND-CP, any change in controlling ownership or acquisition by a foreign investor requires discretionary approval from the MOIT. For the “top 5” e-commerce entities as designated by the MOIT, licensing amendments—triggered by changes to name, legal representative, or ownership—require additional appraisal by the Ministry of Public Security (MPS) for national security purposes. While this introduces potential complexity, the MOIT has not yet officially published the "top 5" list.
Additionally, our GrabFood, GrabMart, and GrabExpress services must comply with the Law on Road 2024 regarding traffic safety. GrabExpress specifically falls under "postal activities" governed by the Law on Post, requiring a postal license or certificate of operation notification based on service weight and territory. We have obtained the necessary certificate. While regulations suggest individual drivers should hold similar licenses, there is currently no established application procedure, making this a non-practical requirement.

Regulations on Mobility Business
The provision of two-wheel ride-hailing services is largely governed by e-commerce and electronic transaction regulations, such as Decree No. 52/2013/ND-CP and Circular 59/2015/TT-BCT. Under the Law on Road 2024, our two-wheel ride-hailing services must comply with regulations on road traffic order and safety.
For four-wheel ride-hailing services, the provision of the connecting software application is regulated by Law on Road 2024 and its guiding Decree No. 158/2024/ND-CP (as amended from time to time). A key requirement is that if the software application company is directly involved in setting the transport booking fares, it must obtain a full automobile transport business license from the provincial Department of Construction (formerly, the Department of Transport). Furthermore, where multiple providers cooperate to operate a transport business, they are required to execute a formal business cooperation contract that clearly defines responsibilities, including the direct management of vehicles and the setting of booking fares.
Regulations on Financial Services Business
Payment Services
The provision of intermediary payment services, which includes e-wallet and intermediary payment gateway services, is mainly regulated by the Law on Financial Institutions, Law on Prevention of Money Laundering No. 14/2022/QH15 and Decree 52/2024/ND-CP and its guiding local documents. Non-bank companies offering intermediary payment services must hold a license from the State Bank of Vietnam (“SBV”) and must meet specific requirements, including maintaining a minimum charter capital of VND 50 billion ($1.9 million). Any changes in the scope of licensed services require prior SBV approval.
Regulations Common To Countries Where We Principally Operate
Below is a summary of regulations that have common features across Indonesia, Singapore, Thailand, Malaysia, Philippines and Vietnam, where we principally operate.
Personal Data Protection Laws
Personal data protection laws apply across all the principal countries in which we operate and generally regulate the collection, use, sharing, disclosure, processing and retention of personal data by organizations acting as controllers and processors. These laws typically define personal data broadly and recognize heightened protections for sensitive data, such as health, biometric, financial, criminal, and children’s data. Most require a lawful basis for processing, such as consent, contractual necessity, compliance with legal obligations, legitimate interests or other grounds provided by local law. Most personal data protection laws also require clear notices that describe, among other things, the purposes and legal basis of collection and processing, types and sources of data collected, data recipients and transfers, data subject rights, and the consequences of failing to provide the data.
Individuals are usually afforded rights to access and correct their data, and, in some cases, to delete data or withdraw consent, subject to legal exceptions. Organizations are expected to implement governance and accountability measures, which commonly include appointing a data protection officer, maintaining records of processing, ensuring data accuracy, limiting retention to what is necessary, registering their data processing systems with the regulators, and adopting appropriate technical and organizational security measures. Some jurisdictions also require privacy impact assessments for certain processing activities.
In case of a data breach, organizations are typically required to assess incidents and timely notify regulators and affected individuals, in particular when a breach is likely to result in harm (or significant harm) or meets specified thresholds. Cross-border transfers are generally permitted subject to conditions such as appropriate safeguards, adequacy, consent, or documented assessments. In certain jurisdictions and for certain industries, specific data may be required to be stored locally.
Non-compliance could result in civil liabilities, administrative sanctions and fines (including a percentage of revenue or income, or fixed caps), corrective measures, suspension of data processing, data deletion, and license restrictions or revocations. Certain violations may also attract criminal penalties including fines and imprisonment. The Personal Data Protection Commission in Singapore, the Ministry of Communication and Digital Affairs in Indonesia, the Personal Data Protection Commissioner in Malaysia, the National Privacy Commission in Philippines, the Personal Data Protection Committee in Thailand, and the Ministry of Public Security and the Ministry of National Defense in Vietnam act as the primary regulators with respect to personal data protection laws in those countries, where we principally operate.

Antitrust and Competition Laws
Antitrust and Competition laws are in force across all jurisdictions in which we operate and generally focus on three key prohibitions affecting the provision of goods and services in any relevant market: anti-competitive agreements, abuse of a dominant position and mergers which substantially lessen competition or entrench or strengthen a dominant position.
Key Prohibitions
The first prohibition is against anti-competitive agreements. These are agreements, often between competitors, that prevent, restrict or distort competition. Typical examples include price-fixing, market allocation (or market-sharing), bid-rigging, and restrictions on output or supply, which are classified as inherently illegal or per se violations in many jurisdictions. Other types of agreements may be illegal if they have the object or effect of a restriction of competition.
The second key prohibition is against the abuse of a dominant position. This prohibition guards against exclusionary and/or exploitative conduct undertaken by a firm holding a position of market power in any relevant market. Examples of such abusive conduct include predatory pricing, imposing unreasonable prices or discriminatory terms, restricting market access, refusals to supply, and engaging in exclusive dealing.
The third prohibition is against acquisitions, mergers and consolidations that substantially lessen competition or entrench or strengthen a dominant position in the relevant market for the provision of goods and services in question. In most of the jurisdictions in which we operate, transactions meeting certain financial and/or market share thresholds must be notified to the relevant competition authority for pre- or post-closing clearance or review, as the case may be. Competition authorities generally have the power to review such transactions, approve them, impose conditions such as structural and/or behavioral remedies, or prohibit such transactions.
Enforcement and Penalties
Antitrust and Competition laws grant independent competition authorities the power to supervise and enforce the law. Non-compliance can result in severe sanctions, including:
•Financial Penalties: Fines are frequently calculated as a percentage of the company's turnover or total sales in the relevant market during the period of infringement. In many jurisdictions, these penalties can reach up to 10% of total domestic or worldwide turnovers, and in the case of Indonesia, it can reach up to 50% of the net profit in the relevant market for the non-compliant period. In certain jurisdictions, additional fixed fines may apply for failure to report notifiable transactions.

•Remedies (behavioral and/or structural): Authorities can impose cease-and-desist orders, order the annulment, unwinding or modification (re-structuring) of anti-competitive agreements or transactions, mandate the payment of compensation, or temporary suspension of business.

•Criminal Penalties: In certain jurisdictions in which we operate, directors and responsible persons may face personal criminal liability for breaches of antitrust and competition laws. Conviction can result in imprisonment, criminal fines, or both. Criminal penalties may also be imposed on individuals for obstructing investigations or failing to comply with investigative orders. In addition, criminal fines may be imposed directly on the entity which committed the violation.
Fair Trading Regulations
Competition authorities in some jurisdictions also enforce laws and guidelines aimed at promoting fairness in specific business relationships or sectors. In Indonesia, the Business Competition Supervisory Commission (“KPPU”) enforces Law No. 20 of 2008 regarding Micro, Small, and Medium Enterprises (as amended) to supervise and ensure the fairness and balance of partnerships between medium/large enterprises and micro and small enterprises. This law prohibits larger businesses from abusing their bargaining position or imposing control to unfairly profit from these partnerships. Violations can result in significant fines (up to IDR 10 billion ($597,000) for large enterprises and IDR 5 billion ($298,000) for medium enterprises) and the possible revocation of a business license. Similarly, in Thailand, the TCCT has issued a sector-specific guideline on unfair trade practices for online food delivery businesses. This guideline regulates the relationship between platform operators and restaurants, addressing trade terms such as unjustified commission fee increases and exclusivity restrictions. Failure to comply with this guideline may require the company to correct its business practices and can lead to civil lawsuits for damages.

Regulations on Anti-money Laundering (“AML”) and Countering the Financing of Terrorism (“CTF”)
Across Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, the AML/CTF regimes uniformly criminalize money laundering and terrorism financing and impose comprehensive compliance obligations on financial institutions and relevant financial businesses operated by non-financial institutions, which include payment services. The key competent authorities in these jurisdictions typically comprise a financial intelligence unit (an “FIU”), financial sector regulators and, where relevant, central banks. These authorities supervise compliance, receive reports, and coordinate with law enforcement.
The AML/CTF regimes typically require a risk-based approach to managing money laundering and terrorism financing risks, including customer due diligence to identify and verify customers and beneficial owners, and enhanced due diligence for higher-risk relationships such as politically exposed persons. Institutions are expected to conduct ongoing monitoring, maintain robust internal controls and governance (including appointing a compliance officer, preparing and implementing policies and procedures, and providing staff training), and retain records for multiple years, commonly at least five years.
The regulations also require timely reporting to the FIU of suspicious transactions, and in many cases, reporting of high-value/threshold transactions or specific cross-border cash movements. Screening obligations generally extend to national and UN lists, with immediate asset-freezing measures when designated persons or entities are identified.
Violation of AML/CTF regulations may lead to administrative fines, public reprimands, and criminal liability including imprisonment.
C.Organizational Structure
We are a limited liability company incorporated in the Cayman Islands that is a holding company and does not have substantive operations. We conduct our businesses through our subsidiaries and consolidated affiliated entities. The laws and regulations in certain markets in which we operate, including Thailand, Vietnam, the Philippines, Indonesia and Malaysia, place restrictions on foreign investment in and ownership of entities engaged in certain business activities. As a result, in Thailand and with respect to certain businesses in Indonesia, the Philippines, Vietnam and Malaysia, we conduct our business through consolidated affiliated entities which we control through a combination of ownership of equity interests (some of which may be minority interests) and our rights pursuant to contractual arrangements with other shareholders of such entities. As a result, we consolidate the results of such entities under IFRS.
Contractual Arrangements With Respect To Our Principal Consolidated Affiliated Entities
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

•In Indonesia, powers of attorney granted by PT Ekanusa Yadhikarya Indah and PT Ekanusa Yudhakarya Indah (both of which are controlled by our Indonesian local partner, Mr. Leo Mahamit) with respect to PT Solusi Pengiriman Indonesia provide us control over those two Indonesian operating entities as those entities agree to hold their shares in trust for our benefit and to exercise their voting rights as instructed by us. With respect to BCP, pursuant to a shareholders agreement entered into with PT Cakra Finansindo Investama (which is controlled by our Indonesian local partner, Mr. Arsjad Rasjid) and PT Abhimata Anugrah Abadi (which is controlled by our local partner, Mr. Alvin Sariaatmadja), we have certain contractual rights, which include rights to (a) control the appointment of the Chief Executive Officer and the Chief Financial Officer (including the right to nominate any such officers as directors or as president director), (b) approve the budget and business plan of BCP and its subsidiaries; and (c) approve future funding of BCP and its subsidiaries, whether through debt, equity or otherwise. In each case, in addition to the aforementioned contractual rights, we also have a call option that provides us the right to require the aforementioned local partners to transfer their shares in the aforementioned entities to another party and the local partners’ shares in such entities are also pledged, which means the local partners can transfer their shares only upon receiving our consent.
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
•In Malaysia, we own 72.5% equity interest in Jaya Grocer that carry 50.0% voting power in Jaya Grocer outright. The remaining 27.5% equity interest that carry 50.0% voting power are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by one of our employees. Pursuant to a management agreement entered into by us through our wholly owned subsidiary, Jaya Grocer and the Malaysian local partner, to the extent permitted by local law, we generally have the ability or right to decide, among others, on business and financial strategies, including funding, and other strategy matters in relation to the business of Jaya Grocer, in the best interest of Jaya Grocer and in consultation with the Malaysian local partner. We also have a call option that provides us with the right, to the extent permitted by local law, to acquire the Jaya Grocer shares held by the Malaysian local partner and also a power of attorney that provides us with the right to direct the transfer of the shares of the Malaysian local partner (and therefore, indirectly, its shares in Jaya Grocer), to the extent permitted by local law, in the event of a default under the subscription agreement of the preference shares with the Malaysian local partner.
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

(1)Indonesia: We conduct our point-to-point courier delivery business through PT Solusi Pengiriman Indonesia (“SPI”), in which we own 49%. Further, we own OVO and conduct our financial services businesses in Indonesia through PT Bumi Cakrawala Perkasa (“BCP”), which has a dual class share structure that gives us a 38.9% voting right while we own 82.8% of the shares in BCP. However, we have entered into contractual arrangements with the other shareholders in SPI and BCP as a result of which we are able to control SPI and BCP and consolidate their financial results in our consolidated financial statements in accordance with IFRS. See the section headed “Contractual Arrangements with Respect to Our Principal Consolidated Affiliated Entities” above for more details about the contractual arrangements with respect to SPI and BCP.
(2)Vietnam: We conduct our deliveries and mobility businesses in Vietnam through Grab Company Limited. In addition to our ownership of 49% of the shares of Grab Company Limited and control exercised through voting thresholds in the company’s charter, we have entered into contractual arrangements with the holder of the balance of the shares of Grab Company Limited, who is a Vietnamese national and senior executive, as a result of which we are able to control Grab Company Limited and consolidate its financial results in our consolidated financial statements in accordance with IFRS. See the section headed “Contractual Arrangements with Respect to Our Principal Consolidated Affiliated Entities” above for more details about the contractual arrangements with respect to Grab Company Limited.
(3)Thailand: Our deliveries, mobility and financial services businesses are each conducted through a Thai operating entity (including, in the case of mobility and deliveries, Grabtaxi (Thailand) Co., Ltd.) established using a tiered shareholding structure, so that each Thai entity (including Grabtaxi Holdings (Thailand) Co., Ltd.) is more than 50% owned by a Thai person or entity. See the section headed “Contractual Arrangements with Respect to Our Principal Consolidated Affiliated Entities” above for more details about this shareholding structure and how it, together with the related contractual arrangements, enable us to control these Thai operating entities and consolidate their financial results in our consolidated financial statements in accordance with IFRS.
(4)Philippines: Our four wheel-mobility and delivery businesses are each conducted through a Philippine operating entity (including, in the case of our four wheel-mobility business, MyTaxi.PH, Inc.), the shares of which are 40% owned by us, with the balance owned by Grab PH Holdings Inc., a Philippine holding company. The shares of Grab PH Holdings Inc. are 40% legal and/or beneficially owned by us, with the balance 60% of the shares held by an entity owned by our local partner, Mr. Jesse Stefan H. Maxwell, a Philippine national who is a director of certain of our Philippine operating entities, including MyTaxi.PH, Inc. Through contractual rights with Mr. Maxwell together with certain other rights, we are able to consolidate the financial results of our Philippine operating entities in our consolidated financial statements in accordance with IFRS. See the section headed “Contractual Arrangements with Respect to Our Principal Consolidated Affiliated Entities” above for more details about the contractual arrangements with respect to Grab PH Holdings Inc.
(5)Malaysia: In Malaysia, we operate Jaya Grocer, a mass-premium supermarket chain in Malaysia, through Jaya Grocer Holdings Sdn. Bhd. We own 72.5% equity interest in Jaya Grocer that carry 50.0% voting power in Jaya Grocer outright. The remaining 27.5% equity interest that carry 50.0% voting power are owned by our Malaysian local partner, Green Aurora Sdn Bhd (“Malaysian local partner”), an entity owned by one of our employees. We have entered into contractual arrangements with the Malaysian local partner, which, together with certain other rights, enable us to consolidate the financial results of Jaya Grocer in our consolidated financial statements in accordance with IFRS. See the section headed “Contractual Arrangements with Respect to Our Principal Consolidated Affiliated Entities” above for more details about the contractual arrangements with respect to Jaya Grocer Holdings Sdn. Bhd.

D.Property, Plants and Equipment
Our lease agreement for our Singapore principal executive offices, which is located at 3 Media Close, #01-03/06, Singapore 138498, has a term that expires in July 2032. Our Singapore office is home to the largest of our eight research and development centers and can house up to 3,000 employees. As of December 31, 2025, we leased office facilities around the world totaling over 110,546 square meters, and we also have local offices in each of our markets outside of Singapore, including Indonesia, Malaysia, Thailand, Vietnam, the Philippines, Cambodia and Myanmar. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussions related to our financial condition, changes in financial condition, and results of operations for 2024 compared to 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025.
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
Key Factors Affecting Our Performance
Our ability to grow and engage platform consumers
The number of platform consumers, which we measure by MTUs, is a key driver of the activity on our platform and the scale of our business. More consumers accessing offerings on our platform not only drives increased revenue, but contributes to powerful synergies that accelerate with scale. We expect platform consumers to grow as the value offered to them on our platform increases through product innovation, improved user experience, and more offerings. Building on our brand and market position across online food delivery, mobility and e-wallet payments, we expect platform consumers to grow organically. We also intend to continue to use promotions and reward programs to attract consumers to our platform base and to engage MTUs. Our GrabUnlimited subscription, GrabCoins, Jaya Grocer loyalty program and OVO rewards loyalty programs are important components of our consumer retention strategy, encouraging consumers to continue transacting on our platform. Our digital banking services in Singapore and Malaysia through GXS Bank and GXBank, which we publicly launched in 2022 and 2023, respectively, enables us to improve financial inclusion in these countries.
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

We have also created GrabForGood Fund, an endowment fund that supports programs that promote longer term socioeconomic mobility and improvement of quality of life of our driver- and merchant-partners, as well as that of the broader Southeast Asia community. This includes 3 core focuses on education, partner community care and climate disaster relief. In 2025, we extended the GrabScholar programme to Thailand and Vietnam, in addition to Indonesia, Malaysia and the Philippines. Through this program, GrabForGood Fund supports 3,486 school-going children and 117 undergraduate scholars annually, most of whom are our driver-partners or their direct family members. Since its inception in 2022, GrabForGood Fund has supported 8,238 school-going children and undergraduate scholars, most of whom are our driver-partners or their direct family members.
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
Our engineers and data scientists are critical to the success of our business and we will continue to invest in the best talent in these areas. In addition, we have dedicated and will continue to dedicate significant resources to research and development efforts, focusing on developing innovative applications and offerings aimed at fulfilling the everyday needs of consumers by enabling merchant-partners to improve their service quality and operational efficiency, as well as advancing our big data and AI capabilities. We use AI-powered chatbots and virtual assistants to handle customer inquiries, freeing up our human agents to manage more complex issues to enhance customer satisfaction and operational efficiency. We have also deployed proprietary or partner-led AV and robotics technology to optimize the efficiency of our mobility services and our last-mile delivery ecosystem.
Our ability to enter into strategic partnerships, investments, and acquisitions
Since our founding, we have made a number of critical strategic investments and acquisitions and entered into partnerships to enhance our platform and attract consumers. The most strategic of these was our acquisition of Uber’s Southeast Asia operations in 2018. In 2021, we completed our 100% ownership investment in OVO. In 2022, we acquired a majority economic interest in Jaya Grocer in Malaysia. In 2022 and 2023, our digital banking joint venture GXS Bank and GXBank were publicly launched in Singapore and Malaysia, respectively, and are continuing to build their customer base and expand their product offerings. In 2024, PT Super Bank Indonesia Tbk, in which we have less than 50% equity interest, was publicly launched as a digital bank in Indonesia. In 2025, we acquired a majority interest in Everrise, a premium supermarket chain that operates predominately in East Malaysia, and acquired certain assets and businesses to accelerate the growth of our financial services and AI/robotics capabilities.

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
Our revenues are generally reported net of partner and consumer incentives, so if incentives exceed our commissions and fees received, it can result in us reporting negative revenue. For the years ended December 31, 2025, 2024 and 2023, we incurred incentives presented in the table below, resulting in reductions to our reported revenues of the same amounts. Under the principal model which is adopted for certain delivery offerings in certain of our markets, delivery fees paid by users in that market are recognized as revenue to us, and the amount paid to driver-partners, including driver-partner incentives are recognized as a cost of revenue, and are excluded from the incentives presented in the below table.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2025	2024
Partner incentives	1,002	755
Consumer incentives	1,268	1,088
Total partner and consumer incentives	2,270	1,843
Percentage of on-demand GMV	10%	10%
With significant incentive payments to encourage the use of our platform, our MTUs increased to 47.2 million in 2025, from 41.3 million in 2024, respectively.
As our platform grows, we have been able to take advantage of the synergies of our platform and strategic use of incentives to encourage the use of our platform and acquire driver- and merchant-partners on to our platform over time. However, from time to time we may also increase incentives due to competitive factors in a particular country or area. In 2024 and 2025, incentives accounted for $1.8 billion (10.0% of on-demand GMV) and $2.3 billion (10.2% of on-demand GMV), respectively, across mobility and deliveries segments.
We expect that our ability to successfully moderate the use of incentives paid to driver- and merchant-partners and consumers over time relative to the commissions and fees we receive will likely impact our ability to increase revenues, raise capital, increase profitability and increase net cash inflow. Future decreases in the use of incentives could result in decreased growth in the number of users and driver- and merchant-partners or an overall decrease in users and driver- and merchant-partners, which could negatively impact our financial condition and results of operations.

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
•Mobility. We primarily generate revenue from commissions paid by driver-partners, platform fees from consumers for the use of our platform, and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards. Our revenue from the mobility segment is recognized net of driver-partner and consumer incentives and we recognize revenue upon the completion of each ride. We also generate revenue through rental fees from our GrabRentals offering.
•Financial Services. We generate revenue from our Financial Services segment through lending, receivables factoring, digital banking, payment services, and other financial products. For lending and receivables factoring, we generate revenue primarily based on the interest income we receive from the loans we extend and from the factoring fee or discount when we purchase the receivables. For digital banking, we generate revenue through interest income from unsecured retail loans and investment securities. For payment services, we generate revenue from transaction fees from merchant-partners and transaction platforms based on a percentage of transaction volumes. We also generate revenue from non-payments related financial services, including insurance, other financial services, and associated advertising services. For other financial services, we generate revenue through commissions received from the provision of the service.

Cost of Revenue
Cost of revenue comprises expenses directly or indirectly attributable to our deliveries, mobility, financial services and other offerings and primarily consists of cost of goods sold in our supermarket operations, compensation costs (including share-based compensation) for operations and support personnel for customers and partners, payments to driver-partners where we are responsible for delivery services to consumers, payment processing fees, data management and platform related technology costs including amortization of technology and market activity related intangible assets, costs incurred in relation to our motor vehicle fleet used for rental services (including depreciation and impairment) and an allocation of associated corporate costs such as depreciation of right-of-use assets. We expect that operating costs will increase in tandem with the growth of our businesses for the foreseeable future as we continue to invest and broaden our offerings and scale our operations.
Other Income
Other income includes gain from disposal of property, plant and equipment and other miscellaneous income.
Sales and Marketing Expenses
Sales and marketing expenses primarily consist of marketing and advertising costs, compensation costs (including share-based compensation) to sales and marketing employees and an allocation of associated corporate costs such as depreciation of right-of-use assets. These costs are recognized as incurred. We plan to continue to invest in sales and marketing to attract and retain platform users and increase our brand awareness.
General and Administrative Expenses
General and administrative expenses primarily consist of compensation costs (including share-based compensation) for executive management and administrative personnel (including finance and accounting, human resources, policy and communications, legal, public affairs, corporate IT, corporate security and general administration employees), occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, legal settlement accrual and an allocation of associated corporate costs such as depreciation of right-of-use assets.
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
Other Expenses
Other expenses mainly include goodwill and impairment of property, plant and equipment.
Restructuring Costs
Restructuring costs primarily consist of severance payments.
Net Finance Income/ (Costs)
Net finance income/ (costs) primarily consist of interest earned on debt investments and cash and cash equivalents, partially offset by interest expense on our outstanding financial liabilities, including the effective interest from convertible bonds. Additionally, net finance income/ (costs) include the foreign currency gain or loss on financial assets and financial liabilities, and net gain or loss on financial instruments at fair value through profit or loss.

Share of Profit/ (Loss) of Equity-Accounted Investees (Net of Tax)
Share of profit/ (loss) of equity-accounted investees (net of tax) relates to our share of the results of investments in associates and joint ventures.
Income Tax Expense
We are subject to income taxes in the jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates. Accordingly, our effective tax rate varies depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.
Results of Operations
The following table summarizes our consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2025	2024
Revenue	3,370	2,797
Cost of revenue	(1,914)	(1,623)
Other income	20	17
Sales and marketing expenses	(367)	(324)
General and administrative expenses	(459)	(512)
Research and development expenses	(428)	(410)
Net impairment losses on financial assets	(140)	(95)
Other expenses	(5)	(4)
Restructuring costs	(12)	(14)
Operating profit/ (loss)	65	(168)
Finance income	240	187
Finance costs	(71)	(106)
Net change in fair value of financial assets and liabilities	34	*
Net finance income	203	81
Share of profit/ (loss) of equity-accounted investees (net of tax)	1	(8)
Profit/ (loss) before income tax	269	(95)
Income tax expense	(69)	(63)
Profit/ (loss) for the year	200	(158)
*Amount less than $1 million
Comparison of the Years Ended December 31, 2025 and 2024
Revenue by segment

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2025	2024
Revenue	3,370	2,797
Deliveries	1,800	1,493
Mobility	1,219	1,047
Financial services	347	253
Others	4	4

Revenue by geographical locations

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Revenue	3,370	2,797	20%
Indonesia	715	643	11%
Malaysia	1,039	816	27%
Philippines	316	265	19%
Singapore	727	578	26%
Thailand	288	252	14%
Vietnam	255	228	12%
Rest of Southeast Asia	30	15	100%
Our revenue increased by $573 million to $3,370 million in 2025 from $2,797 million in 2024.
Revenue is presented net of partner and consumer incentives. Partner incentives were $1,002 million and $755 million in 2025 and 2024, respectively, and consumer incentives were $1,268 million and $1,088 million in 2025 and 2024, respectively.
Deliveries revenue was $1,800 million in 2025 compared to $1,493 million in 2024. Mobility revenue increased by $172 million to $1,219 million in 2025 from $1,047 million in 2024. Financial services revenue increased to $347 million in 2025 from $253 million in 2024. Others revenue remained flat at $4 million in 2025 and 2024.
For details on revenue analysis by business segment, see the section titled “ — Financial Measures and Key Operating Metrics by Business Segment”.
Cost of revenue

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Cost of revenue	1,914	1,623	18%
Percentage of revenue	57%	58%

Cost of revenue increased by $291 million, or 18%, to $1,914 million in 2025 from $1,623 million in 2024, primarily due to a $128 million increase in cost of food and mart supplies due to the addition of new supermarket stores, including the acquisition of Everrise, a $33 million increase in staff compensation costs associated with an increase in supermarket headcount, a $31 million increase in payment processing fees due to an increase in the volume of transactions, a $23 million increase in depreciation costs, a $22 million increase in infrastructure and cloud-hosting costs driven by an increase in the volume of transactions, a $19 million increase in drivers payout and retention costs and a $11 million increase in interest expense for digital banking business due to a higher amount of deposits. Our cost of revenue as a percentage of revenue remained relatively flat at 58% in 2024 and 57% in 2025.
Other income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Other income	20	17	17%
Percentage of revenue	1%	1%
Other income increased by $3 million, or 17%, to $20 million in 2025 from $17 million in 2024. The increase was primarily due to a $6 million increase in dividend income from investments.
Sales and marketing expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Sales and marketing expenses	367	324	13%
Percentage of revenue	11%	12%
Sales and marketing expenses increased by $43 million, or 13%, to $367 million in 2025 from $324 million in 2024. The increase was primarily due to a $43 million increase in media costs and agency marketing costs for marketing campaigns to support the growth of our business.
General and administrative expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
General and administrative expenses	459	512	(10)%
Percentage of revenue	14%	18%
General and administrative expenses decreased by $52 million, or 10%, to $459 million in 2025 from $512 million in 2024. The decrease was primarily due to a $59 million decrease in litigation settlement expenses and a $32 million decrease in staff compensation costs driven by lower share-based compensation costs, partially offset by a $21 million increase in professional and software fees. We intend to continue to drive cost efficiency across our corporate functions as we scale.

Research and development expenses

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Research and development expenses	428	410	4%
Percentage of revenue	13%	15%
Research and development expenses increased by $18 million, or 4%, to $428 million in 2025 from $410 million in 2024, primarily due to a $19 million increase in staff compensation costs. Our research and development expenses as a percentage of revenue decreased from 15% in 2024 to 13% in 2025. as a result of our efforts to drive cost efficiency.
Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Net impairment losses on financial assets	140	95	47%
Percentage of revenue	4%	3%
Net impairment losses on financial assets increased by $45 million, or 47%, to $140 million in 2025 from $95 million in 2024, primarily driven by a $42 million increase in the loan loss provision as our loan portfolio grew 120% and loans disbursed grew 47% year over year, respectively.
Net finance income

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Finance income	240	187	28%
Finance costs	(71)	(106)	(33)%
Net change in fair value of financial assets and liabilities	34	*	NM
Net finance income	203	81	151%
Percentage of revenue	6%	3%
*Amount less than $1 million
Net finance income increased by $122 million, or 151%, to $203 million in 2025 from $81 million in 2024. The increase in net finance income was primarily due to a $106 million increase in net foreign exchange gain, a $34 million increase in favorable fair value adjustments for certain investments, a $31 million gain on deemed disposal of an associate following the dilution of our equity interest, and $17 million decrease in financing costs with the full repayment of the Term Loan B facility in 2024. These were partially offset by $46 million increase in interest costs due to amortized costs of the Notes issued, and a $19 million decrease in interest income driven by lower interest rates year over year.
Income tax expense

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Income tax expense	69	63	11%
Percentage of revenue	2%	2%
Income tax expenses increased to $69 million in 2025 from $63 million in 2024 due to higher income tax expenses incurred by our mobility and deliveries segments.

Profit / (loss) for the year

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Profit/ (loss) for the year	200	(158)	NM
Percentage of revenue	6%	(6)%
Profit for the year increased by $358 million to $200 million in 2025 from loss of $158 million in 2024. The year-over-year changes in the components of profit/ (loss) for the year are discussed in the preceding analysis.

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
The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Overall Total Segment Adjusted EBITDA	868	663	31%
Deliveries	287	196	47%
Mobility	690	569	21%
Financial services	(110)	(105)	5%
Others	1	3	(100)%

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

Adjusted Free Cash Flow
Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excludes changes in working capital related to loans and advances to customers, and deposits from the digital banking business. Adjusted Free Cash Flow is a metric we use to monitor business performance and assess cash flow activity, other than lending and digital banking deposit activities. We believe this metric is a useful indicator for comparison with the cash flow reporting of certain of our peers.

Reconciliation of Non-IFRS Financial Measures
The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted Free Cash Flow.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2025	2024 (Recast)
Profit/(loss) for the year	200	(158)
Income tax expense	69	63
Share of (profit)/ loss of equity-accounted investees (net of tax)	(1)	8
Net finance income (including foreign exchange (gain) loss)	(203)	(81)
Operating profit/ (loss)	65	(168)
Net other income	(12)	(13)
Depreciation and amortization	177	147
Share-based compensation expenses	241	279
Costs related to mergers and acquisitions**	20	6
Impairment losses on goodwill and non-financial assets	*	—
Restructuring costs	12	14
Legal, tax and regulatory settlement provisions	(3)	48
Adjusted EBITDA	500	313
Regional corporate costs	368	350
Total Segment Adjusted EBITDA	868	663

Segment Adjusted EBITDA
Deliveries	287	196
Mobility	690	569
Financial Services	(110)	(105)
Others	1	3
Total Segment Adjusted EBITDA	868	663
*Amount less than $1 million
** Our costs related to mergers and acquisitions were previously included within the legal, tax and regulatory settlement provisions caption in our reconciliation of Adjusted EBITDA to profit/ (loss) for the period. Starting from January 1, 2025, these costs are presented as a separate caption in the reconciliation to provide additional break-down of information. The prior year has been adjusted for comparative purposes.

Adjusted Free Cash Flow

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2025	2024 (Recast)
Net cash from operating activities	79	852
Less: Capital expenditures*	(188)	(149)
Add: Proceeds from disposal of property, plant and equipment**	16	26
Free Cash Flow	(93)	729
Changes in:
- Loan receivables in the financial services segment	691	276
- Deposits from customers in the banking business	(308)	(843)
Adjusted Free Cash Flow	290	162
* Includes cash outflow for certain assets acquired using lease arrangements.
** Starting from January 1, 2025, Adjusted Free Cash Flow includes proceeds from disposal of property, plant and equipment. The change is made to provide a more comprehensive view of cash flow activities. The prior year has been adjusted for comparative purposes.
Key Operating Metrics
Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
The table below sets forth key operating metrics for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
On-demand GMV	22,138	18,364	21%
Group MTUs (monthly average in millions)	47.2	41.3	14%
On-demand GMV per MTU	513	494	4%
Partner incentives	1,002	755	33%
Consumer incentives	1,268	1,088	17%
Loan portfolio	1,180	536	120%

On-Demand Gross Merchandise Value
On-demand GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. On-demand GMV refers to the sum of GMV of the mobility and deliveries segments. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through our platform. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time.
We achieved overall growth in on-demand GMV of 21% from $18.4 billion in 2024 to $22.1 billion in 2025. Deliveries GMV increased 21% to $14.2 billion in 2025 from $11.7 billion in 2024, underpinned by an increase in the number of transactions, as well as growth in deliveries MTUs. Mobility GMV increased 19% to $7.9 billion in 2025 from $6.6 billion in 2024, driven by an increase in the volume of transactions and growth in mobility MTUs. Our monthly active driver supply also increased 17% year-over-year, and we believe that we have a strong opportunity to continue growing mobility and deliveries GMV due to the extent of the market opportunity and new product initiatives to accelerate growth, along with our platform advantages. Our new product offerings include, among others, Group Orders, GrabMore, Dine-out, Advance booking and Family Accounts.
The table below sets forth on-demand GMV, deliveries GMV and mobility GMV for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
On-demand GMV	22,138	18,364	21%
Deliveries GMV	14,236	11,724	21%
Mobility GMV	7,901	6,640	19%
Monthly Transacting Users
MTU is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. Overall Group MTUs increased by 5.9 million, or 14%, to 47.2 million in 2025 from 41.3 million in 2024. The increase in on-demand MTUs was consistent with our focus to roll out more affordable services and expand the addressable market with more price-sensitive users. Financial services MTUs grew due to an increase in on-platform payments penetration and growth in the loan disbursements from our lending businesses and customer base in our digital banking business.
The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Group MTUs	47.2	41.3	14%
Deliveries MTUs	25.4	21.7	17%
Mobility MTUs	29.7	25.3	18%
Financial Services MTUs	30.7	26.4	16%
On-demand Gross Merchandise Value per Monthly Transacting User
On-demand GMV per MTU increased by 4% to $513 in 2025 from $494 in 2024, with mobility GMV per MTU increasing by 1% to $266 in 2025 from $263 in 2024, and deliveries GMV per MTU increasing by 4% to $561 in 2025 from $539 in 2024.

The table below sets forth on-demand GMV per MTU for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
On-demand GMV per MTU	513	494	4%
Deliveries GMV per MTU	561	539	4%
Mobility GMV per MTU	266	263	1%
Loan Portfolio
Our total loan portfolio outstanding increased by $644 million, or 120%, from $536 million as of December 31, 2024 to $1,180 million as of December 31, 2025, as we continued to focus on lending to our ecosystem partners through our lending business and digital banking business. Our loan portfolio represents the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.
The table below sets forth loan portfolio for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Loan portfolio	1,180	536	120%
Financial Measures and Key Operating Metrics by Business Segment
Deliveries
The table below highlights key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Revenue	1,800	1,493	21%
Segment Adjusted EBITDA	287	196	47%
GMV	14,236	11,724	21%
MTUs (monthly average in millions)	25.4	21.7	17%
Partner incentives	(620)	(482)	29%
Consumer incentives	(1,004)	(829)	21%

Deliveries revenue was $1,800 million in 2025 compared to revenue of $1,493 million in 2024. The increase in revenue for deliveries was primarily driven by an increase in deliveries GMV of 21%, or $2.5 billion, to $14.2 billion in 2025 compared to $11.7 billion in 2024, mainly due to increased consumer demand and platform engagement with technology-led product innovations. The deliveries GMV includes our supermarket business and the revenue includes an increase of $161 million in contributions from our supermarket business, which includes Everrise acquired in 2025. The revenue growth was driven by further adoption of key affordability and high value product initiatives, as well as newer features such as Group Orders and Dine Out, as we expand our product offerings and increase platform engagement, as shown in the increase of MTUs. Deliveries revenue as a percentage of deliveries GMV remained consistent at 13% in 2025 and 2024. The increase in revenue was partially offset by higher incentives in 2025 as we continued to drive new user growth and product adoption. Our partner incentives were $620 million and $482 million in 2025 and 2024, respectively. Our consumer incentives were $1,004 million and $829 million in 2025 and 2024, respectively. Overall, total partner and consumer incentives as a percentage of GMV was flat year over year. Additionally, Segment Adjusted EBITDA improved to $287 million in 2025 from $196 million in 2024. This was primarily attributable to a revenue growth of $306 million in the deliveries segment, partially offset by an increase of $126 million in cost of sales mainly from our supermarket business in line with its revenue growth, an increase of $25 million in overhead expenses, an increase of $21 million in marketing costs, an increase of $19 million in cost of funds, an increase of $16 million in business site rental costs due to the expansion of Jaya Grocer outlets and newly acquired Everrise outlets, and an increase of $15 million in drivers payout for this segment.
Mobility
The table below highlights key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Revenue	1,219	1,047	16%
Segment Adjusted EBITDA	690	569	21%
GMV	7,901	6,640	19%
MTUs (monthly average in millions)	29.7	25.3	18%
Partner incentives	(381)	(273)	40%
Consumer incentives	(247)	(244)	1%
Mobility revenue increased by $172 million, to $1,219 million in 2025 compared to $1,047 million in 2024, primarily due to ride hailing revenue increasing by $143 million and rental income from motor vehicles increasing by $28 million. The increase in ride hailing revenue was primarily driven by stronger demand and platform engagement with our product initiatives, with mobility GMV increasing to $7.9 billion in 2025 compared to $6.6 billion in 2024. Our incentives increased by $111 million (comprised of increases of $108 million in partner incentives and increases of $3 million in consumer incentives) to $628 million (comprised of $381 million in partner incentives and $247 million in consumer incentives) in 2025, compared to $517 million (comprised of $273 million in partner incentives and $244 million in consumer incentives) in 2024 as we continued to drive new user growth and product adoption. Overall, total partner and consumer incentives as a percentage of GMV was relatively flat year over year. Additionally, Segment Adjusted EBITDA improved to $690 million in 2025 from $569 million in 2024. This was primarily attributable to the revenue growth of $172 million in the mobility segment, partially offset by an increase of $15 million in marketing costs and $11 million increase in cost of funds for this segment.
Financial Services
The table below highlights the key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Year Ended December 31,		2024-2025
	2025	2024	% Change
Revenue	347	253	38%
Segment Adjusted EBITDA	(110)	(105)	5%
MTUs (monthly average in millions)	30.7	26.4	16%
Partner incentives	*	*	NM
Consumer incentives	(17)	(15)	11%
Loan portfolio	1,180	536	120%
*Amount less than $1 million

Financial services revenue increased to $347 million in 2025, compared to $253 million in 2024. The increase was primarily due to a $81 million growth in our lending businesses through our ecosystem partners and users, and a $10 million growth in interest income from securities and treasury bills placement in our digital banking business. Additionally, Segment Adjusted EBITDA declined to $(110) million in 2025 from $(105) million in 2024, primarily attributable to a $63 million increase in expected credit loss in line with our loan book growth, an increase of $18 million in overhead expenses, an increase of $7 million in interest expenses on customer deposits and balances from our digital banking business, an increase of $7 million in data storage costs and an increase of $4 million in marketing expenses for this segment as we continued to ramp our expanded digital banking business. These decreases in costs were partially offset by revenue growth of $94 million in the financial services segment.
The increase in expected credit loss provisions is due to our loan book’s rapid expansion and upfront provisioning, rather than a deterioration in underlying credit quality. To manage and evaluate the profitability of our credit products, we monitor the blended interest rates and risk adjusted returns across our portfolio. We are focused on ensuring that the interest income generated from our lending models can enable us to yield a positive risk adjusted returns over the lifetime of the loan, offsetting our cost of funding and credit loss provisions.
B.Liquidity and Capital Resources
Our principal sources of liquidity have been cash and cash equivalents generated from operating activities, convertible notes, loan facilities and equity financing at the subsidiary level.
As of December 31, 2025 and 2024, our assets exceeded our liabilities by $6.8 billion and $6.4 billion, respectively. We recorded a net profit after tax of $0.2 billion in 2025 and a net loss after tax of $0.2 billion in 2024. In addition, we had accumulated losses of $17.5 billion as of December 31, 2025.
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
As of December 31, 2025, we had substantially completed the share buyback program announced in February 2024. In February 2026, we announced the authorization of a new share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more details about this program. We have funded, and intend to continue to fund any repurchases with excess cash after allocating and potentially allocating for investments to drive growth. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares.
In March 2024, we fully repaid the outstanding principal amount and accrued interest under the Term Loan B Facility.

In June 2025, we offered and issued $1.5 billion aggregate principal amount of the Notes, i.e. zero coupon convertible senior notes due 2030. The Notes are senior, unsecured obligations of the Company and do not bear regular interest. The Notes will mature on June 15, 2030 unless redeemed, repurchased or converted prior to such date. As of the date of this report, holders of the notes (the “Holders“) may convert their Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled in Class A Ordinary Shares, cash or a combination of cash and Class A Ordinary Shares, at our election. The initial conversion rate of the Notes is 152.6252 Class A Ordinary Shares, per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $6.55 per Class A Ordinary Share and represents a conversion premium of approximately 40% above the closing price of $4.68 per Class A Ordinary Share on NASDAQ on June 10, 2025. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events.
On or after June 21, 2028, we may redeem for cash all or part of the Notes, at our option (such redemption, an “Optional Redemption”), if the last reported sale price of the Class A Ordinary Shares has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date we provide notice of redemption and (ii) the trading day immediately preceding the date we send such notice. We may also redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (“Cleanup Redemption”). In addition, we may redeem all but not part of the Notes in the event of certain changes in the tax laws (“Tax Redemption”).
Holders of the Notes will have the right, at their option, to require us to repurchase for cash all or part of their Notes, on June 15, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus applicable accrued and unpaid special interest, if any. In addition, subject to certain conditions and a limited exception, holders of the Notes will have the right to require us to repurchase all or part of their Notes upon occurrence of certain events that constitute a fundamental change such as changes in beneficial ownership, liquidation/dissolution, delisting etc . In connection with certain corporate events or if we issue a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, we will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.
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
The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Year Ended December 31,
	2025	2024
Net cash flow	392	(150)
Net cash from operating activities	79	852
Net cash used in investing activities	(782)	(231)
Net cash from/ (used in) financing activities	1,095	(771)

Operating Activities
Net cash from operating activities was $79 million in 2025, primarily consisting of $269 million of profit before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $241 million, depreciation expense of $145 million, net impairment loss on financial assets of $140 million, finance costs of $71 million, and amortization of intangible assets of $32 million. Additionally, this was adjusted for finance income of $240 million, which mainly related to interest income from investing activities, a $34 million net change in the fair value of financial assets and liabilities and $18 million change in provisions. The net change in operating assets and liabilities was primarily the result of a $308 million increase in deposits from customers in the banking business through increased customer outreach and a $40 million increase in trade payables and other liabilities largely due to accrued expenses, partially offset by a $691 million increase in loan receivables in the financial services segment through leverage on our ecosystem and users for lending activities, a $69 million increase in pledged deposits due to regulatory and contractual requirements and a $10 million increase in trade and other receivables due to timing of collections. Additionally, there was $89 million paid for taxes.
Net cash from operating activities was $852 million in 2024, primarily consisting of $95 million of loss before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $279 million, depreciation expense of $122 million, finance cost of $106 million, net impairment loss on financial assets of $95 million, and amortization of intangible assets of $25 million. Additionally, this was adjusted for finance income of $187 million, which mainly related to interest income from investing activities. The net change in operating assets and liabilities was primarily the result of a $843 million increase in deposits from customers in the banking business through increased customer outreach, and a $120 million increase in trade payables and other liabilities largely due to accrued expenses, partially offset by a $276 million increase in loan receivables in the financial services segment through leverage on our ecosystem and users for lending activities and a $97 million increase in trade and other receivables due to timing of collections. Additionally, there was $58 million paid for taxes.
Investing Activities
Net cash used in investing activities was $782 million in 2025, primarily consisting of $609 million for the acquisition of other investments, $145 million for the acquisition of additional interests in associate, $123 million for the purchases of property, plant and equipment and intangible assets and $100 million for the acquisition of subsidiaries, net of cash acquired. These cash outflows were partially offset by cash interest received of $171 million, proceeds from the sale of property, plant and equipment of $16 million and $7 million of dividend income received.
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
Financing Activities
Net cash provided by financing activities was $1,095 million in 2025, primarily consisting of $1,500 million from issuance of the Notes, $193 million in proceeds from bank loans, an additional $126 million in proceeds from subscription of shares in subsidiaries by non-controlling interests without a change in control, $24 million of proceeds from share-based payment arrangements and $16 million in the release of deposits pledged. These cash inflows were partially offset by $274 million repurchase and retirement of Class A Ordinary Shares, $260 million repayment of bank loans, $130 million acquisition of non-controlling interests without change in control, $52 million for the payment of lease liabilities, $26 million interest paid and $22 million transaction costs related to the issuance of the Notes.
Net cash used in financing activities was $771 million in 2024, primarily consisting of $635 million repayment of bank loans, $226 million repurchase and retirement of Class A Ordinary Shares, $60 million in acquisition of non-controlling interests without a change in control, $46 million for the payment of lease liabilities and $34 million interest paid. These uses of cash were partially offset by $120 million in proceeds from bank loans, $49 million in the release of deposits pledged, an additional $36 million in proceeds from subscription of shares in subsidiaries by non-controlling interests without a change in control and $25 million of proceeds from share-based payment arrangements.

Capital Expenditures
Our capital expenditures amounted to $123 million, $113 million and $92 million in 2025, 2024 and 2023, respectively. Our historical capital expenditures are primarily related to the procurement of our vehicle fleet, primarily in Singapore and Indonesia, and the build-out of our facilities. We anticipate increased capital expenditures in line with business growth, driven by fleet upgrades including more electric and hybrid vehicles, and continued platform investments to enhance customer experience and technology.
Indebtedness
The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of December 31, 2025, 2024 and 2023:

(in $ millions, unless otherwise stated)	As of December 31,
	2025	2024	2023
Current maturities of long-term liabilities
Convertible notes (including embedded derivative)	1,502	—	—
Bank loans and term loans	129	90	87
Total current liabilities	1,631	90	87
Long-term liabilities—net of current maturities
Bank loans and term loans	188	116	544
Total	1,819	206	631
In June 2025, we offered and issued $1.5 billion aggregate principal amount of the Notes, which are zero coupon convertible senior notes due 2030. The Notes are senior, unsecured obligations of the Company and do not bear regular interest. The Notes will mature on June 15, 2030 unless redeemed, repurchased or converted prior to such date.
As of December 31, 2025, we and our subsidiaries had credit facilities of an aggregate of $677 million, and $317 million was drawn and outstanding. From time to time, we may also decide to refinance our indebtedness. A majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Singapore and Indonesia. These financings have an average duration of five years and interest rates of up to 10%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes.
Contractual and Other Obligations
The following table summarizes our key contractual obligations and commitments as of December 31, 2025:

(in $ millions, unless otherwise stated)	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
Bank loans and convertible notes(1)	1,887	1,684	203	—
Lease liabilities commitments	288	59	153	76
Non-cancelable purchase obligations(2)	494	104	390	—
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
E.Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Notes 2.4, 3.3, 3.9(v) and 3.11 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors (the “Board”) is comprised of seven directors.

Name	Age	Position/Title
Anthony Tan Ping Yeow	44	Founder, Chairman and Chief Executive Officer
Alex Hungate	59	President and Chief Operating Officer(1)
Peter Oey	55	Chief Financial Officer and Director(1)
Ong Chin Yin	51	Chief Organisation Capability Officer
Suthen Thomas Paradatheth	44	Chief Technology Officer
Philipp Kandal	43	Chief Product Officer
John Rogers	57	Independent Director
Dara Khosrowshahi	56	Independent Director
Steven Howard Tishman	69	Independent Director
Laura Susan Franco	63	Independent Director
Daniel Yun	55	Independent Director
Note (1): As part of a planned annual rotation of management on the Board, Alex Hungate will join the Board in replacement of Peter Oey with effect from May 1, 2026.
Anthony Tan Ping Yeow is our co-founder and has served as our Group Chief Executive Officer since our founding in 2012. Mr. Tan was named among Fortune’s 40 under 40 in 2016 and 2018, The Bloomberg 50 in 2017, Fast Company’s 100 Most Creative People in 2018 and Fortune’s World’s 50 Greatest Leaders list in 2021. He was also awarded the Nikkei Asia Prize in 2020. Mr. Tan received an MBA from Harvard Business School in 2011 and a B.A. with honors in economics and public policy from the University of Chicago in 2004. In his personal capacity, he leads ACE Team Foundation, a Singapore-based family philanthropic foundation that he established together with his wife, Chloe Tong, in 2021. ACE Team Foundation focuses on enhancing healthcare, education, and community rehabilitation, with significant support for autism, mental health, and youth.

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
Peter Oey has served as our Chief Financial Officer since April 2020 and leads financial operations, corporate accounting and reporting, treasury, financial planning and analysis, investor relations, tax, Sarbanes-Oxley Act compliance and procurement. In addition to this, Mr. Oey also oversees our corporate finance and legal functions. Mr. Oey was appointed as a director with effect from May 1, 2025. Prior to joining us, Mr. Oey served as Chief Financial Officer of LegalZoom.com, Inc., a platform of online legal solutions for small businesses and individuals, from December 2014 to April 2020. From March 2012 to November 2014, Mr. Oey served as Chief Financial Officer of Mylife.com, a U.S. consumer internet business. Between December 1996 and March 2012, Mr. Oey held several financial leadership positions at Activision Blizzard, Inc., a NASDAQ-listed interactive entertainment company, including serving as Vice President and Corporate Controller from July 2008 to March 2012, Senior Director of Global Financial Systems & Processes from March 2006 to July 2008, Senior Director of Finance, Europe from July 2000 to October 2001 and Director of Finance—Asia Pacific from December 1996 to June 2000. Mr. Oey received a bachelor’s degree in economics with a major in accounting from the University of Sydney in 1991. He is a fellow certified practicing accountant registered in Australia and a member of the Institute of Singapore Chartered Accountants.
Ong Chin Yin has served as our Chief Organisation Capability Officer since January 1, 2026 in charge of elevating Grab’s capabilities in government relations, people operations, technology, and systems. Prior to that, she had been our Chief People Officer since November 2015, and leads the People Operations, Grabber Technology Solutions, Corporate Real Estate and Security teams. Ms. Ong was appointed as a director with effect from January 1, 2024 for a term until March 31, 2025, subject to renewal. Prior to joining us, Ms. Ong was Regional HR Director—Asia, Middle East & Africa for DXC Technology (previously known as CSC) from July 2014 to October 2015. Previously, Ms. Ong was Head of HR—Asia Pacific for Orange Business Services from December 2007 to June 2014. From 2005 to 2007, Ms. Ong was Director of Human Resources, Asia Pacific for F5 Networks. From 2003 to 2005, Ms. Ong was HR Manager, Greater China for Hyperion Solutions (acquired by Oracle) and was based in Shanghai. Ms. Ong obtained a Bachelor of Social Science (with Honors) and Psychology degree from the National University of Singapore in 1997.
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
John Rogers has served on our board of directors since December 2021. Mr. Rogers has served as Chief Financial Officer of Smith+Nephew since December 2023. From February 2020 to November 2023, Mr. Rogers served as Chief Financial Officer of WPP plc and a member of its board of directors. Mr. Rogers joined WPP plc from J Sainsbury plc where he served as Chief Executive Officer of Sainsbury’s Argos from September 2016 to October 2019, leading its integration into the Sainsbury’s business and its digital transformation into one of the UK’s leading online retailers. Prior to his appointment as Chief Executive Officer of Sainsbury’s Argos, Mr. Rogers was Chief Financial Officer of J Sainsbury plc from July 2010 to September 2016, responsible for its business strategy, new business development, Sainsbury’s Online and Sainsbury’s Bank, in addition to its core finance functions. He was a member of the J Sainsbury’s plc board and the Sainsbury’s Bank Plc board from July 2010 to October 2019. During his career at J Sainsbury plc, Mr. Rogers also held the positions of Property Director from 2008 to 2010, Director of Group Finance from 2007 to 2008 and Director of Corporate Finance from 2005 to 2007. Mr. Rogers was Group Finance Director of Hanover Acceptances Ltd from 1999 to 2005 and has held senior positions with Monitor Company from 1997 to 1999 and Arthur Andersen from 1991 to 1996. Mr. Rogers served as a director of Kantar, one of the world’s leading data, insights and consultancy companies from March 2020 to March 2023. Mr. Rogers obtained a Master of Engineering and Associateship of the City and Guilds of London Institute in Electrical Engineering from Imperial College London in 1991 and a Master of Business Administration from INSEAD in 1997.
Dara Khosrowshahi has served on GHI’s and then our board of directors since March 2018. Mr. Khosrowshahi has served as Chief Executive Officer of Uber since September 2017. Previously, Mr. Khosrowshahi served as President and Chief Executive Officer of Expedia Group, Inc., an online travel company, from August 2005 to August 2017. From August 1998 to August 2005, Mr. Khosrowshahi served in several senior management roles at IAC/InterActiveCorp, a media and internet company, including Chief Executive Officer of IAC Travel, a division of IAC/InterActiveCorp, from January 2005 to August 2005, Executive Vice President and Chief Financial Officer of IAC/InterActiveCorp from January 2002 to January 2005, and as IAC/ InterActiveCorp’s Executive Vice President, Operations and Strategic Planning, from July 2000 to January 2002. Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998. Mr. Khosrowshahi currently serves on the board of directors of Uber and Expedia Group. Mr. Khosrowshahi previously served as a member of the supervisory board of trivago, N.V., a global hotel search company, from December 2016 to September 2017, and previously served on the board of directors for the following companies: Aurora Innovation, Inc. from 2021 to 2024, The New York Times Company, a news and media company, from May 2015 to September 2017, and TripAdvisor, Inc., an online travel company, from December 2011 to February 2013. Mr. Khosrowshahi obtained a B.S. in Electrical and Electronics Engineering from Brown University in 1991.

Steven Tishman has served on our board of directors since May 2025. Mr. Tishman has served as Managing Director and Global Head of Houlihan Lokey’s M&A Group since 2012. He is also a member of the firm’s Management Committee, Co-Head of the M&A Commitment Committee, and a former member of the Corporate Finance Board of Directors. His extensive career includes leadership roles at Rothschild Inc., Robertson Stephens, and Bear, Stearns & Co. Inc. He currently serves as a director of Acushnet Holdings Corp. (NYSE:GOLF), and formerly served on the boards of Cedar Fair LP (NYSE:FUN), Nautica Enterprises, Inc. (NASDAQ:NAUT), Claire’s Stores, Inc. (NYSE:CLE), Odimo, Inc. (NASDAQ:ODMO), and Goodhaven Fund (MUTF:GOODX).

Laura Franco has served on our board of directors since December 2025. Ms. Franco served as Executive Vice President and General Counsel of Madison Square Garden Entertainment Corp. and Sphere Entertainment Co. from February 2024 to October 2025. Previously, Ms. Franco served as Chief Legal and Compliance Officer at Bumble Inc., a social networking company, from November 2020 to February 2024. Prior to that, Ms. Franco served in various positions at Paramount Global Inc. (previously ViacomCBS) (as well as CBS Corporation and Viacom Inc. prior to their merger in 2019), a media and entertainment company, since 1995, including Executive Vice President, General Counsel of the CBS business of ViacomCBS from December 2019 to November 2020 and Executive Vice President and General Counsel of CBS Corporation from March 2019 to December 2019. Prior to joining Viacom Inc. in 1995, Ms. Franco began her career at Simpson Thacher & Bartlett LLP where she practiced mergers and acquisitions and securities law. Currently, Ms. Franco serves on the board of directors of Virgin Voyages. She received her J.D. from Harvard Law School and her Bachelor of Science degree in Economics from The Wharton School of the University of Pennsylvania.

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
B.Compensation
Compensation of Directors and Executive Officers
In 2025, we paid an aggregate of $7 million in cash compensation and benefits in kind to our directors and executive officers as a group. None of our directors or executive officers receives pension, retirement or other similar benefits from us, and we have not set aside or accrued any amount to provide such benefits to our directors or executive officers. Our subsidiaries in Singapore are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees (including our executive officers) who are employed under a contract of service by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass).
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

Shares Subject to the Plan. Initially, the maximum number of Ordinary Shares that may be issued under the 2021 Plan after it becomes effective is 342,568,055. In addition, the number of Ordinary Shares reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to five percent (5%) of the total number of Ordinary Shares that are outstanding (on a fully diluted basis) on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or a committee thereof. For January 1, 2022, January 1, 2023, January 1, 2024, January 1, 2025 and January 1, 2026, the Compensation Committee determined that there shall be no increase, a 200 million increase, a 218 million increase, an 80 million increase and a 70 million increase, respectively, in the number of Ordinary Shares that may be issued under the 2021 Plan. Therefore, as of the date of this annual report, the maximum number of Ordinary Shares that may be issued under the 2021 Plan, including past and future issuances, is 910,568,055.
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
2021 Equity Stock Purchase Plan
In April 2021, our board of directors adopted, and our shareholders approved the GHL 2021 Equity Stock Purchase Plan (the “ESPP”). The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Internal Revenue Code (the “Code”) and a non-Section 423 component, which need not qualify under Section 423 of the Code. The ESPP became effective on December 1, 2021. As of the date of this annual report, 15,241,380 Class A Ordinary Shares have been issued under the 2021 ESPP. The following summarizes the material terms of the ESPP.
Shares Subject to the Plan. Initially, the maximum number of Class A Ordinary Shares that may be issued under the ESPP after it becomes effective is two percent (2%) of the total number of Ordinary Shares that are outstanding upon consummation of the Business Combination, which maximum number is equal to 74,821,802. In addition, the number of Class A Ordinary Shares reserved for issuance under the ESPP will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to one percent (1%) of the total number of Ordinary Shares that are outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the administrator. For January 1, 2022, January 1, 2023 and January 1, 2025, the Compensation Committee determined that there shall be no increase in the number of Class A Ordinary Shares reserved for issuance under the ESPP. For January 1, 2024 and January 1, 2026, the Compensation Committee determined that there shall be an increase of 20 million and 10 million Class A Ordinary Shares under the ESPP, respectively. As a result, as of the date of this annual report, the maximum number of Class A Ordinary Shares that may be issued under the ESPP, including past and future issuances, is 104,821,802.
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

Excluding the Substitute Awards, as of January 31, 2026, the outstanding service-based awards under the 2021 Plan include options to purchase 4,445,429 Class A Ordinary Shares, RSUs with respect to 106,210,496 Class A Ordinary Shares, RSUs with respect to 9,980,157 Class B Ordinary Shares, and 8,161,544 restricted shares with respect to Class B Ordinary Shares. With respect to the Substitute Awards, as of January 31, 2026, options to purchase 4,316,912 Class A Ordinary Shares and 7,243,301 Class B Ordinary Shares, and RSUs with respect to 12,792 Class A Ordinary Shares were outstanding. To the extent that any Substitute Awards expire or are terminated prior to exercise, the shares reserved for issuance pursuant thereto will not become available for issuance under the 2021 Plan.
As of January 31, 2026, performance-based RSUs in respect of up to 6,238,960 Class A Ordinary Shares and up to 8,428,000 Class B Ordinary Shares were outstanding, and performance-based options in respect of up to 6,198,347 Class B Ordinary Shares were outstanding.
Share Awards Held by Our Directors and Executive Officers
As of January 31, 2026, there were a total of 32,212,010 Ordinary Shares underlying outstanding service-based options, RSUs and restricted shares, up to 8,428,000 Class B Ordinary Shares underlying performance-based RSUs, and performance-based options to purchase up to 6,198,347 Class B Ordinary Shares that were held by the executive officers and directors as a group, which included the following:
•Anthony Tan Ping Yeow had (i) outstanding service-based restricted shares with respect to a total of 8,161,544 of Class B Ordinary Shares with grant dates of March 15, 2024 and March 8, 2025 (ii) outstanding service-based RSUs with respect to a total of 3,333,180 of Class B Ordinary Shares with grant dates that range from March 15, 2022 to March 15, 2023; (iii) outstanding performance-based RSUs in respect of up to 4,218,000 Class B Ordinary Shares with a grant date of January 16, 2024; and (iv) outstanding performance-based options in respect of up to 6,198,347 Class B Ordinary shares with a per-share exercise price of $4.59 with a grant date of March 8, 2025.
•Peter Oey, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from March 15, 2022 to March 17, 2025; and (ii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•Ong Chin Yin, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.48 to $2.32, grant dates that range from August 26, 2016 to September 19, 2020, and expiration dates that range from August 25, 2026 to December 13, 2029, (ii) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from March 15, 2022 to March 17, 2025, and (iii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•Alex Hungate, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from March 15, 2023 to March 17, 2025, and (ii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•Suthen Thomas Paradatheth, who owned less than 1% of the outstanding Ordinary Shares. had (i) outstanding service-based options to purchase Class A Ordinary Shares, with per-share exercise prices that range from $0.67 to $2.32, grant dates that range from November 24, 2017 to September 22, 2020, and expiration dates that range from November 23, 2027 to September 22, 2030, (ii) outstanding service-based RSUs with respect to Class A and Class B Ordinary Shares with grant dates that range from March 15, 2022 to March 17, 2025, and (iii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;

•Philipp Kandal, who owned less than 1% of the outstanding Ordinary Shares, had (i) outstanding service-based RSUs with respect to Class A and Class B Ordinary shares with grant dates that range from March 15, 2022 to March 17, 2025, and (ii) outstanding performance-based RSUs with respect to Class B Ordinary Shares with a grant date of January 16, 2024;
•John Rogers, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of March 17, 2025;
•Dara Khosrowshahi did not have any outstanding options, RSUs or restricted shares in respect of Ordinary Shares;
•Steven Tishman, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of June 16, 2025;
•Laura Franco, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with a grant date of January 15, 2026; and
•Daniel Yun, who owned less than 1% of the outstanding Ordinary Shares, had outstanding RSUs with respect to Class A Ordinary Shares with grant dates that range from May 15, 2024 to May 17, 2025.
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
Audit Committee
The audit committee consists of John Rogers, Steven Tishman and Daniel Yun. John Rogers is the chairperson of the audit committee. John Rogers satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of John Rogers, Steven Tishman and Daniel Yun satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
The audit committee oversees the quality and integrity of our financial statements and accounting and financial reporting processes. The audit committee is responsible for, among other things:
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
Compensation Committee
The compensation committee consists of Mr. Tan, Daniel Yun and Steven Tishman. Daniel Yun is the chairperson of the compensation committee. Each of Daniel Yun and Steven Tishman satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules.
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

Nominating Committee
The nominating committee consists of Mr. Tan and Laura Franco. Mr. Tan is the chairperson of the nominating committee. The nominating committee assists the board of directors in evaluating nominees other than the Class B Directors to the board of directors and its committees. In addition, the nominating committee is responsible for, among other things:
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
•the sections of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.
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
In addition, we are not required to have our shareholders approve certain issuances of securities, including those in connection with the establishment of or material amendments to equity compensation plans or arrangements, or corporate actions or issuances which may disparately reduce or restrict the voting rights of existing shareholders.

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
D.Employees
Our employees are critical to our success and have scaled in line with the growth of the business. As such, we focus on cultivating a values-driven corporate culture anchored around the 4H principles, which serve to guide our employees towards our mission to drive Southeast Asia forward by creating economic empowerment for everyone. Each of the 4Hs is demonstrated daily through a set of behaviors that define The Grab Way:
•Heart: We pursue the interests of our users  to support long-term trust and value creation.
•Hunger: We pursue technological innovation and operational efficiency through disciplined execution.
•Honor: We maintain a high standard of accountability to our users, employees and external stakeholders.
•Humility: We promote a culture of continuous improvement, where employees take ownership of their learning.
We firmly believe that The Grab Way fosters a collaborative, innovative and respectful work environment that makes Grab one of the best places to work in Southeast Asia. The following table indicates the distribution of our full-time employees by function as of December 31, 2025:

Function	Number
General and administrative	1,375
Sales and marketing	785
Operations, support and supermarket retail	6,888
Research and development	2,964
Total (1)	12,012
Note:
(1) Includes 865 employees of Everrise, a supermarket chainsin Malaysia, which we acquired in March 2025 and 22 employees of Infermove, an AI robotics startup in China, which we acquired in December 2025.
In addition, as of December 31, 2025, we had 1,242 fixed-term contract employees and 3,956 temporary agency workers. We believe our employee relations are strong, and we consistently gather ground-up employee feedback through engagement surveys. We believe that we have a constructive working relationship with our employees and we have not experienced any significant labor disputes as of the date of this annual report.
E.Share Ownership
Ownership of the Company’s shares by its directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of this annual report.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of January 31, 2026 by:
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
The percentage of our Ordinary Shares beneficially owned is computed on the basis of 3,972,725,983 Class A Ordinary Shares and 127,755,800 Class B Ordinary Shares issued and outstanding as of January 31, 2026, and does not include the 25,999,981 Class A Ordinary Shares issuable upon the Warrants outstanding as of January 31, 2026.

	Class A Ordinary Shares	Class B Ordinary Shares		% of Total Ordinary Shares		% of Voting Power(2)
Directors and Executive Officers(1)
Anthony Tan Ping Yeow	*	131,835,048	(3)	3.2%		59.9%
Alex Hungate	*	*		—	(4)	—	(4)
Peter Oey	*	*		—	(4)	—	(4)
Ong Chin Yin	*	*		—	(4)	—	(4)
Suthen Thomas Paradatheth	*	*		—	(4)	—	(4)
Philipp Kandal	*	*		—	(4)	—	(4)
John Rogers	*	—		*		*
Dara Khosrowshahi	—	—		—		—
Steven Tishman	—	—		—		—
Laura Franco	—	—		—		—
Daniel Yun	*	—		*		*
All executive officers and directors as a group	*	131,835,048		3.5%		60.0%
Principal Shareholders
SB Investment Advisers (UK) Limited(5)	401,796,672	—		9.8%		4.1%
Uber Technologies, Inc.(6)	535,902,982	—		13.1%		5.5%
Toyota Motor Corp	222,906,079	—		5.4%		2.3%

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
(3)Consists of (i) 81,099,260 Class B Ordinary Shares held by Mr. Tan; (ii) 19,492,330 Class B Ordinary Shares held by Hibiscus Worldwide Ltd., a Cayman limited company (“Hibiscus”), and deemed beneficially owned by Mr. Tan pursuant to the shareholders’ deed dated April 12, 2021 (the “Shareholders’ Deed”), by and among GHL, GHI, the Key Executives and certain entities related to Mr. Tan, among others; (iii) 2,139,531 Class B Ordinary Shares that Mr. Tan may acquire within 60 days upon exercise of options or vesting of restricted share units awarded to Mr. Tan under our share incentive plans; (iv) 16,147,952 Class B Ordinary Shares held by co-founder Ms. Tan Hooi Ling (“Ms. Tan”)(who no longer holds any position at Grab), deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed; (v) a total of 9,904,354 Class B Ordinary Shares held by our former President Maa Ming-Hokng (“Mr. Maa”) and the trusts created by Mr. Maa for which he is the trustee (the “Maa Trusts”), deemed beneficially owned by Mr. Tan pursuant to the Shareholders’ Deed; and (vi) a total of 1,111,904 Class B Ordinary Shares held by our executive officers (other than Mr. Tan), and a total of 1,939,717 Class B Ordinary Shares that our executive officers (other than Mr. Tan) may acquire within 60 days upon vesting of restricted share units awarded to them under our share incentive plans, both deemed beneficially owned by Mr. Tan pursuant to the Voting Proxy Deeds. Pursuant to the Shareholders’ Deed, Ms. Tan, Mr. Maa and any trusts created by Ms. Tan or Mr. Maa irrevocably appoints Mr. Tan as attorney-in-fact and proxy to vote all of their Class B Ordinary Shares. Pursuant to the Voting Proxy Deeds, each of our executive officers (other than Mr. Tan) irrevocably appoints Mr. Tan as attorney-in-fact and proxy to vote all of their Class B Ordinary Shares.
(4)Pursuant to the Voting Proxy Deeds, these shares will be voted solely, and deemed beneficially owned, by Mr. Tan.
(5)Based on the report on Form 13F filed by SB Investment Advisers (UK) Limited with the SEC on February 18, 2026.
(6)Based on the Schedule 13D filed by Uber Technologies, Inc. with the SEC on May 8, 2024.
To our knowledge, as of January 31, 2026, 3,575,925,352 Class A Ordinary Shares, or 90.0% of the total outstanding Class A Ordinary Shares, were held by 15 record holders in the United States, including 3,568,875,108 Class A Ordinary Shares, or 89.8% of the total outstanding Class A Ordinary Shares, held by Cede & Co., a nominee of The Depository Trust Company. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of Class A Ordinary Shares ultimately held by holders in the United States. As of January 31, 2026, 9,904,354 Class B Ordinary Shares representing 7.8% of the total issued and outstanding Class B Ordinary Shares, were held by three record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Proposed Variation of Voting Rights
We will hold an extraordinary general meeting (the “EGM”) on March 24, 2026 for our shareholders to consider and, if they think fit, pass and approve a special resolution to amend and restate the GHL Articles, whereby the voting power per Class B Ordinary Share will be increased from 45 votes to 90 votes. If the resolution were adopted, Mr. Tan would beneficially own 74.9% of the total voting power in the Company immediately upon the effectiveness of the amendment and restatement of the GHL Articles, based on our total number of outstanding shares as of January 31, 2026 and assuming that there has not been any conversion of any Class B Ordinary Shares into Class A Ordinary Shares.
As of January 31, 2026, after giving effect to the Key Executive Proxies and Exco Proxies, Mr. Tan controlled 59.1% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class, as determined in accordance with the laws of the Cayman Islands and the GHL Articles.

Without the proxies given to Mr. Tan through the Key Executive Proxies and Exco Proxies, as of January 31, 2026, Mr. Tan would beneficially own 46.6% of the total voting power of all issued and outstanding Ordinary Shares voting together as a single class (as determined in accordance with the laws of the Cayman Islands and the GHL Articles), which is less than a majority. A significant majority of the Class B Ordinary Shares subject to these proxies are beneficially owned by Ms. Tan, our co-founder, and Mr. Maa, our former President.
Ms. Tan and Mr. Maa no longer hold any position with us and have unrestricted rights to convert their Class B Ordinary Shares to Class A Ordinary Shares at any time at their option. The proposed increase in the number of votes per Class B Ordinary Share is intended to ensure that, even if all Class B Ordinary Shares (other than those legally owned by Mr. Tan and his affiliates) were converted into Class A Ordinary Shares, Mr. Tan would hold 69.4% of the total voting power (based on the total outstanding shares of the Company as of January 31, 2026 and as determined in accordance with the laws of the Cayman Islands and the GHL Articles). This increased weighting provides a buffer against potential dilution from future corporate events, such as mergers and acquisitions or financings.
We believe Mr. Tan’s majority voting power in Grab would preserve our focus on long-term growth. In addition, maintaining Mr. Tan’s majority voting power is a prerequisite for satisfying the regulatory requirements of the Monetary Authority of Singapore, which mandate that our Digital Banking JV remains under the control of a Singaporean.
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
Voting Proxy Deeds
In March 2025, the Company entered into a Voting Proxy Deed with Mr. Tan and each of our executive officers other than Mr. Tan (together with the transferees permitted under the Voting Proxy Deed, the “Covered Exco Holders”), pursuant to which, among other things, the Covered Exco Holders appointed Mr. Tan as attorney-in-fact and proxy for and in such Covered Exco Holder’s name, place and stead, to: (i) attend any and all shareholders meetings of the Company; (ii) vote such Covered Exco Holder’s Class B Ordinary Shares at any such meeting; (iii) grant or withhold all written consents with respect to such Covered Exco Holder’s Class B Ordinary Shares; and (iv) represent and otherwise act for such Covered Exco Holder in the same manner and with the same effect as if such Covered Exco Holder was personally present at any such meeting. As a condition of transfer of any Class B Ordinary Shares by a Covered Exco Holder to a third party that is a transferee permitted under the Voting Proxy Deed, the Covered Exco Holder must cause such transferee to adhere to the Voting Proxy Deed, including the Exco Proxies. The Exco Proxies with respect to a Covered Exco Holder will remain in effect until all Class B Ordinary Shares held by such Covered Exco Holder are converted into Class A Ordinary Shares.
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

Collaboration Agreement with Toyota
We are party to a Framework Collaboration Agreement dated June 13, 2018 and renewed and amended on August 15, 2021, August 16, 2022 and August 1, 2023 (collectively the “FCA”) with Toyota Motor Corp. (“Toyota”), a principal shareholder. The FCA governs future joint development projects by the two companies, committing us to use our best efforts to collaborate with Toyota, as a preferred original equipment manufacturer partner, in certain research and development efforts. Pursuant to the FCA, we also agreed to install and subscribe to Toyota vehicle management and other in-car hardware and software in our rental vehicle fleet, as well as to use for our rental fleet, and encourage the driver-partners to use, Toyota-selected vehicle maintenance centers in all countries in which we operate. The FCA also grants Toyota certain preference rights to provide capital for vehicle purchase financing for the driver-partners. The FCA further requires us to use our best efforts to maintain an 80%-unit share percentage of Toyota vehicles for its rental fleet, subject to mitigating circumstances. In 2025, 2024 and 2023, transactions of an aggregate value of $54 million, $78 million and $78 million, respectively, were conducted under the FCA. The FCA expires on August 13, 2026.
Transactions with PT Super Bank Indonesia Tbk
In 2025, 2024 and 2023, we had related party transactions with PT Super Bank Indonesia Tbk (in which we have less than 50% equity interest), in the total amount of $6.2 million, $13.0 million and $4.2 million, respectively, which mainly comprised the allocation by us of payroll related cost and payment for technology resource services costs that we expensed on behalf of PT Super Bank Indonesia Tbk.
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
On February 17, 2020, GFSA, as a lender, entered into a loan agreement (the “Loan Agreement”) with GOM, as a borrower, pursuant to which it granted GOM a revolving interest-free loan facility of MYR 30 million ($7.4 million) to be used only for general corporate purposes. GFSA can demand repayment of all or any amounts outstanding under the Loan Agreement at its absolute discretion at any time, and any outstanding amount is due within five business days from GOM having received demand from GFSA. On March 10, 2020, GFSA and GOM amended and restated the Loan Agreement to change and redenominate the facility amount to $8 million. As of December 31, 2023, $0.2 million was drawn and outstanding under the amended and restated Loan Agreement.
Contract with MUV Marketplace Sdn. Bhd.
On December 31, 2024, one of our wholly-owned subsidiaries, GrabCar Sdn Bhd, awarded a contract to purchase 281 units of Perodua Bezza to MUV Marketplace Sdn. Bhd. for MYR 4.7 million ($1.1 million). This was conducted through a competitive bidding exercise considering the best price and the ability to fulfill payment based on the bidding document. A majority equity interest in MUV Marketplace Sdn. Bhd. is owned, directly and indirectly, by Tan Chong Consolidated Sdn Bhd, a company wholly owned by members of the Tan family, including Dato Tan Heng Chew, Mr. Anthony Tan’s father.
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
Legal Proceedings
We are from time to time involved in private actions, collective actions, class actions, investigations and various other legal proceedings by consumers, driver- and merchant-partners, restaurants, employees, commercial partners, competitors and government agencies, among others, relating to, for example, personal injury or property damage cases, employment or labor-related disputes such as worker classification, wrongful termination of employment, consumer complaints, disputes with driver- and merchant-partners, contractual disputes with suppliers or commercial partners, disputes with third parties and regulatory inquiries and proceedings relating to compliance with competition, consumer protection, privacy or other applicable regulations. We may also initiate various legal proceedings such as against former employees, suppliers or driver- and merchant-partners to enforce our rights. There are inherent uncertainties in these matters, some of which are beyond our management’s control, making the ultimate outcomes difficult to predict.
Information is provided below regarding the nature and status of certain legal proceedings against Grab. Other than as set forth below, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Government Proceedings
In Indonesia, the Business Competition Supervisory Commission (“KPPU”) has raised its concern on the fairness in partnerships between large and medium enterprises with small and micro enterprises. In 2024 and 2025, KPPU investigated our partnership arrangements with driver-partners for (i) GrabExpress and GrabFood delivery and (ii) special rental transportation with other ride-hailing applicators. In addition, KPPU has initiated proceedings regarding a cartel allegation involving the determination of P2P interest rates by the Indonesian Fintech Peer-to-Peer Funding Association,of which our relevant subsidiary is a member. The proceedings are still ongoing.
Other Actions
We are currently also involved in the following actions:
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
•persons that are liable for any minimum tax;
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
Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as, gift, estate, Medicare contribution, or minimum tax laws, or any state, local or non-U.S. tax laws relating to the ownership and disposition of Securities.
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

Based upon the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025. No assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile), fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years. Recent declines in the market price of our Class A Ordinary Shares significantly increased our risk of being or becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. In addition, it is possible that one or more of our subsidiaries were also PFICs for U.S. federal income tax purposes for such taxable year.
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
Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were effective.
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
Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report.
Changes in Internal Control over Financial Reporting
There were no changes to our internal controls over financial reporting for the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
(in thousands)	2025	2024	2023
Audit fees	5,696	4,936	5,139
Tax fees	170	44	30
Audit-related fees	347	315	426
Other fees	7	—	—
Total fees	6,220	5,295	5,595

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In February 2024, our board of directors has authorized a share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. The table below summarizes our repurchases in 2024 and 2025 under this program. The repurchase in June 2025 was made in connection and concurrently with the issuance and sale of the Notes, from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent. The concurrent repurchase was expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, by allowing such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes.

Period	Total number of Class A Ordinary Shares purchased	Average price paid per share ($)	Total number of shares purchased as part of the share repurchase program	Approximate dollar value of shares that may yet be purchased under the share repurchase program ($)
June 2025	58,450,000	4.68	58,450,000	394,701
Total	58,450,000	4.68	58,450,000
In February 2026, our board of directors has authorized a new share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. Similar to the previous share repurchase program, the proposed repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of our Class A ordinary shares, among other factors, and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may amend the terms and size of the program. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares.
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
Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. In addition, we are not required to have our shareholders approve certain issuances of securities, including those in connection with the establishment of or material amendments to equity compensation plans or arrangements, or corporate actions or issuances which may disparately reduce or restrict the voting rights of existing shareholders.
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
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
We maintain a cybersecurity risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats that could materially affect our business, operations, financial condition, or reputation. Cybersecurity risk management is integrated into our broader enterprise risk management (“ERM”) framework, reflecting our view that cybersecurity risks are integral to our overall risk profile. Under our ERM framework, our board of directors oversees the Company’s risk management efforts, including cybersecurity risks. Management supports this oversight through established governance structures and regular risk reporting. Our cybersecurity team is responsible for, among other things: (i) developing and maintaining cybersecurity policies and frameworks, including defining roles and responsibilities to implement these policies and frameworks; (ii) monitoring the evolving cybersecurity threat landscape, regulatory developments, and emerging risks, and communicating relevant developments to appropriate business and functional units; (iii) supporting and monitoring the implementation of cybersecurity risk management practices across the organization; (iv) providing targeted guidance and training on cybersecurity and risk management matters; and (v) sharing relevant cybersecurity risk information with our ERM team to support enterprise-wide risk assessments.
Our cybersecurity risk management approach incorporates a combination of preventive, detective, and responsive measures, including security controls, system maintenance and updates, employee awareness and training programs, and incident response and recovery planning. These measures are designed to reduce, but not eliminate, cybersecurity risks and are periodically reviewed and enhanced in response to changes in our business, technology environment, and threat landscape. We maintain cybersecurity policies and frameworks that are reviewed at least annually and are designed to address applicable legal and regulatory requirements in the jurisdictions in which we operate. Given the complexity and rapidly evolving nature of cybersecurity threats, we employ a multi-layered approach to identifying and managing cybersecurity risks related to our business and technical operations. This approach includes third-party security assessments, internal information technology audits, and internal security compliance reviews, which may be subject to internal and external audit processes. We also participate in information-sharing arrangements and receive threat intelligence from government agencies, industry groups, and cybersecurity organizations. Cybersecurity risks and vulnerabilities are evaluated based on their likelihood and potential impact, with close collaboration among our cybersecurity, ERM, data privacy, information technology, operations, legal, and finance teams.
We rely on third-party service providers, joint ventures, and other partners to support aspects of our platform and operations. As a result, a cybersecurity incident affecting a third party could materially adversely affect us, as well as driver-partners, merchant-partners, and users of our platform. To address these risks, we assess the cybersecurity practices of certain third-party service providers and partners through risk-based evaluations, including cybersecurity questionnaires, and we contractually require them to comply with specified cybersecurity and data protection requirements. We also require certain third parties to notify us of cybersecurity incidents that may affect us and conduct periodic reassessments based on their risk profiles.
We have experienced, and continue to experience, cybersecurity threats from time to time, including malware and computer virus attacks. While such incidents have not materially affected us to date, and despite our ongoing efforts to manage cybersecurity risks, there can be no assurance that we will be able to prevent, detect, or mitigate all cybersecurity incidents. Any failure to do so could have a material adverse effect on our business, operations, financial condition, or reputation. For a discussion of cybersecurity risks that could affect us, see “Item 3. Key Information—D. Risk Factors,” including the risk factors titled “Security, privacy, or data breaches involving sensitive, personal or confidential information could expose us to liability under various laws and regulations across jurisdictions, decrease trust in our platform, and increase the risk of litigation and governmental investigation” and “The proper uninterrupted functioning of our highly complex technology platform is essential to our business.”

Governance
Our board of directors oversees the management of our cybersecurity risks, with support from the Audit Committee. The Audit Committee receives regular updates from management, typically quarterly, on our cybersecurity and information security posture, key cybersecurity risks, and the status of cybersecurity risk mitigation initiatives. These updates support the board’s oversight of how cybersecurity risks are identified, assessed, and managed within our broader risk management framework. At the management level, responsibility for assessing and managing material cybersecurity risks and incidents is shared among our Chief Financial Officer, Chief Technology Officer, head of Cybersecurity, and Group General Counsel. These members of management meet regularly to review cybersecurity performance metrics, evaluate emerging and material cybersecurity risks, and monitor the progress of cybersecurity initiatives and remediation efforts.
Our cybersecurity team conducts periodic, structured risk and compliance assessments aligned with prioritized internal cybersecurity policies, applicable regulatory requirements, and identified risk areas, as well as ad hoc assessments in response to risk acceptance requests and emerging risk scenarios. Assessment results are documented, tracked in a risk register, and reported to the Audit Committee as part of ongoing cybersecurity oversight and risk governance.
Three members of our board of directors have prior experience serving as senior executives or board members at other organizations and have overseen or been involved in cybersecurity risk management. Our head of Cybersecurity is a senior member of our cybersecurity leadership team with more than 16 years of experience in cybersecurity risk management, application security, and the development and execution of cybersecurity strategies. Our Chief Technology Officer has held multiple roles within our technology organization since 2012 and brings deep institutional knowledge of our technology environment, cybersecurity risks, and the safeguards implemented to address those risks.
.

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

2.5	Description of securities registered under Section 12 of the Exchange Act.
3.1
Shareholder Deed, dated April 12, 2021, by and among GHL, Altimeter Growth Holdings, Grab Holdings Inc., Anthony Tan Ping Yeow and the other parties named therein (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-258349), filed with the SEC on November 19, 2021).

3.2
Form of Voting Proxy Deed by and among GHL, Anthony Tan Ping Yeow, and each executive officer of GHL other than Anthony Tan Ping Yeow (incorporated by reference to Exhibit 3.2 to Annual Report on Form 20-F (File No. 001-41110), filed with the SEC on March 14, 2025).

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

4.14	Shareholders’ Agreement, dated March 24, 2025, relating to PT Bumi Cakrawala Perkasa.
4.15
Agreement, dated January 31, 2021, among Jaya Grocer Holdings Sdn. Bhd., D Holdings Inc. and Green Aurora Sdn. Bhd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F (File No. 001-41110), filed with the SEC on April 28, 2022)

4.16	Indenture, dated June 13, 2025, between Grab Holdings Limited and U.S. Bank Trust Company, National Association, as trustee.
8.1	List of subsidiaries of GHL.
11.1	Insider Trading Policy of Grab Holdings Limited, as amended.
12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of our Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of our Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP.
97	Clawback Policy of GHL, as amended.
101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
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
Date: March 6, 2026

Grab Holdings Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Annual Report
For the financial year ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Grab Holdings Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Grab Holdings Limited and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Sufficiency of audit evidence over the IT systems used in the revenue recognition process
As discussed in notes 3.11 and 19 to the consolidated financial statements, the Company generated $3,370 million of revenue for the year ended December 31, 2025 of which $3,019 million related to the deliveries and mobility segments.
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
March 6, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Grab Holdings Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Grab Holdings Limited and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG LLP
Singapore
March 6, 2026

Consolidated statement of financial position
As at December 31
(in $ millions)

	Note	2025	2024
		$	$
Non-current assets
Property, plant and equipment	4	831	567
Intangible assets and goodwill	5	1,057	975
Associates and joint venture		309	131
Deferred tax assets	17	85	67
Other investments	6	1,023	765
Loan receivables in the financial services segment	7	420	105
Deposits, prepayments and other assets	9	178	119
		3,903	2,729
Current assets
Inventories		87	59
Trade and other receivables	8	240	206
Loan receivables in the financial services segment	7	760	431
Deposits, prepayments and other assets	9	189	241
Other investments	6	3,371	2,665
Cash and cash equivalents	10	3,433	2,964
		8,080	6,566
Total assets		11,983	9,295

Equity
Share capital and share premium	11	23,861	23,549
Reserves	11	337	197
Accumulated losses		(17,470)	(17,347)
Equity attributable to owners of the Company		6,728	6,399
Non-controlling interests	12	29	(48)
Total equity		6,757	6,351

Non-current liabilities
Loans and borrowings	13	373	241
Provisions	14	22	20
Other liabilities	15	169	66
Deferred tax liabilities	17	35	25
		599	352
Current liabilities
Loans and borrowings	13	1,680	123
Provisions	14	25	41
Trade payables and other liabilities	15	1,256	1,169
Deposits from customers in the banking business	16	1,629	1,225
Current tax liabilities		37	34
		4,627	2,592
Total liabilities		5,226	2,944
Total equity and liabilities		11,983	9,295
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income
For the year ended December 31
(in $ millions, except for per share data)

	Note	2025	2024	2023
		$	$	$
Revenue	19	3,370	2,797	2,359
Cost of revenue	20	(1,914)	(1,623)	(1,499)
Other income		20	17	17
Sales and marketing expenses	20	(367)	(324)	(293)
General and administrative expenses	20	(459)	(512)	(550)
Research and development expenses	20	(428)	(410)	(421)
Net impairment losses on financial assets	25	(140)	(95)	(72)
Other expenses	20	(5)	(4)	(4)
Restructuring costs		(12)	(14)	(56)
Operating profit/ (loss)		65	(168)	(519)
Finance income	21	240	187	198
Finance costs	21	(71)	(106)	(99)
Net change in fair value of financial assets and liabilities	21	34	*	(39)
Net finance income	21	203	81	60
Share of profit/ (loss) of equity-accounted investees (net of tax)		1	(8)	(7)
Profit/ (loss) before income tax		269	(95)	(466)
Income tax expense	17	(69)	(63)	(19)
Profit/ (loss) for the year		200	(158)	(485)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		*	*	2
Put liabilities at FVOCI – net change in fair value		10	(19)	(24)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		111	(2)	7
Debt investments at FVOCI - net change in fair value		(1)	—	—
Other comprehensive income/ (loss) for the year, net of tax		120	(21)	(15)
Total comprehensive income/ (loss) for the year		320	(179)	(500)
Profit/ (loss) attributable to:
Owners of the Company		268	(105)	(434)
Non-controlling interests		(68)	(53)	(51)
Profit/ (loss) for the year		200	(158)	(485)
Total comprehensive income/ (loss) attributable to:
Owners of the Company		370	(126)	(448)
Non-controlling interests		(50)	(53)	(52)
Total comprehensive income/ (loss) for the year		320	(179)	(500)
Earnings/ (loss) per share
Basic earnings/ (loss) per share	22	0.07	(0.03)	(0.11)
Diluted earnings/ (loss) per share	22	0.06	(0.03)	(0.11)
*Amount less than $1 million

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
For the year ended December 31, 2025
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 11)	Share-based payment reserve	Foreign currency translation reserve	Equity attributable to owners of the Company	Non- controlling interests	Total equity
		$	$	$	$	$	$	$	$	$
At January 1, 2025		*	23,549	(17,347)	(119)	392	(76)	6,399	(48)	6,351
Total comprehensive income/ (loss) for the year
Profit for the year		—	—	268	—	—	—	268	(68)	200
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	97	97	14	111
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Debt investments and put liabilities at FVOCI – net change in fair value		—	—	*	5	—	—	5	4	9
Total other comprehensive income		—	—	*	5	—	97	102	18	120
Total comprehensive income for the year		—	—	268	5	—	97	370	(50)	320
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of a subsidiary		—	—	—	(16)	—	—	(16)	7	(9)
Share options exercised/restricted stock units vested	11	*	312	—	—	(291)	—	21	2	23
Share-based payment	18	—	—	—	—	249	—	249	—	249
Repurchase and retirement of ordinary shares		—	—	(274)	—	—	—	(274)	—	(274)
Total contributions by owners		*	312	(274)	(16)	(42)	—	(20)	9	(11)
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(117)	96	—	—	(21)	118	97
Total changes in ownership interests in subsidiaries		—	—	(117)	96	—	—	(21)	118	97
Total transactions with owners		*	312	(391)	80	(42)	—	(41)	127	86
At December 31, 2025		*	23,861	(17,470)	(34)	350	21	6,728	29	6,757
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
For the year ended December 31, 2024
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 11)	Share-based payment reserve	Foreign currency translation reserve	Equity attributable to owners of the Company	Non- controlling interests	Total equity
		$	$	$	$	$	$	$	$	$
At January 1, 2024		*	22,669	(16,764)	138	474	(68)	6,449	19	6,468
Total comprehensive loss for the year
Loss for the period		—	—	(105)	—	—	—	(105)	(53)	(158)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(8)	(8)	6	(2)
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Debt investments and put liabilities at FVOCI – net change in fair value		—	—	1	(14)	—	—	(13)	(6)	(19)
Total other comprehensive loss		—	—	1	(14)	—	(8)	(21)	—	(21)
Total comprehensive loss for the year		—	—	(104)	(14)	—	(8)	(126)	(53)	(179)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	11	*	394	—	—	(369)	—	25	—	25
Share-based payment	18	—	—	—	—	287	—	287	—	287
Repurchase and retirement of ordinary shares		*	—	(226)	—	—	—	(226)	—	(226)
Total contributions by owners		—	394	(226)	—	(82)	—	86	—	86
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	486	(253)	(243)	—	—	(10)	(14)	(24)
Total changes in ownership interests in subsidiaries		*	486	(253)	(243)	—	—	(10)	(14)	(24)
Total transactions with owners		*	880	(479)	(243)	(82)	—	76	(14)	62
At December 31, 2024		*	23,549	(17,347)	(119)	392	(76)	6,399	(48)	6,351
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
For the year ended December 31, 2023
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve (Note 11)	Share-based payment reserve	Foreign currency translation reserve	Equity attributable to owners of the Company	Non- controlling interests	Total equity
		$	$	$	$	$	$	$	$	$
At January 1, 2023		*	22,278	(16,277)	153	516	(67)	6,603	54	6,657
Total comprehensive loss for the year
Loss for the period		—	—	(434)	—	—	—	(434)	(51)	(485)
Other comprehensive loss
Exchange differences on translation of foreign operations		—	—	—	—	—	(1)	(1)	8	7
Defined benefit plan remeasurement		—	—	2	—	—	—	2	—	2
Debt investments and put liabilities at FVOCI – net change in fair value		—	—	—	(15)	—	—	(15)	(9)	(24)
Total other comprehensive loss		—	—	2	(15)	—	(1)	(14)	(1)	(15)
Total comprehensive loss for the year		—	—	(432)	(15)	—	(1)	(448)	(52)	(500)
Transactions with owners, recorded directly in equity
Contributions by owners
Share options exercised/restricted stock units vested	11	*	370	—	—	(346)	—	24	—	24
Share-based payment	18	—	—	—	—	304	—	304	—	304
Total contributions by owners		*	370	—	—	(42)	—	328	—	328
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		*	21	(55)	—	—	—	(34)	17	(17)
Total changes in ownership interests in subsidiaries		*	21	(55)	—	—	—	(34)	17	(17)
Total transactions with owners		*	391	(55)	—	(42)	—	294	17	311
At December 31, 2023		*	22,669	(16,764)	138	474	(68)	6,449	19	6,468
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows
For the year ended December 31
(in $ millions)

	Note	2025	2024	2023
		$	$	$
Cash flows from operating activities
Profit/ (loss) before income tax		269	(95)	(466)
Adjustments for:
Amortization of intangible assets	5	32	25	17
Depreciation of property, plant and equipment	4	145	122	128
Impairment of property, plant and equipment	4	*	—	*
Equity-settled share-based payments	18	241	279	304
Finance costs	21	71	106	99
Net change in fair value of financial assets and liabilities	21	(34)	*	39
Net impairment loss on financial assets	25	140	95	72
Finance income	21	(240)	(187)	(198)
Loss/ (gain) on disposal of property, plant and equipment		1	(10)	(11)
Share of (profit)/ loss of equity-accounted investees (net of tax)		(1)	8	7
Change in provisions	14	(18)	4	1
Dividend income		(7)	—	—
		599	347	(8)
Changes in:
- Inventories		(9)	(9)	(1)
- Deposits pledged		(69)	(18)	(22)
- Trade and other receivables		(10)	(97)	(11)
- Loan receivables in the financial services segment		(691)	(276)	(184)
- Trade payables and other liabilities		40	120	(7)
- Deposits from customers in the banking business		308	843	364
Cash from operations		168	910	131
Income tax paid		(89)	(58)	(45)
Net cash from operating activities		79	852	86
Cash flows from investing activities
Acquisition of property, plant and equipment		(97)	(77)	(71)
Purchase of intangible assets		(26)	(36)	(21)
Proceeds from disposal of property, plant and equipment		16	26	28
Acquisition of additional interests in associates and joint venture		(145)	(43)	—
Proceeds from disposal of subsidiaries		1	—	—
Acquisition of subsidiaries with non-controlling interests, net of cash acquired		(100)	(23)	—
Receipt of co-investing arrangement loan receivable		—	93	—
(Acquisitions of)/ net proceeds from sale of other investments		(609)	(362)	1,752
Interest received		171	191	183
Dividend received		7	—	—
Net cash (used in)/ from investing activities		(782)	(231)	1,871
*Amount less than $1 million
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)
For the year ended December 31
(in $ millions)

	Note	2025	2024	2023
		$	$	$
Cash flows from financing activities
Proceeds from share-based payment arrangements		24	25	16
Repurchase and retirement of ordinary shares		(274)	(226)	—
Proceeds from bank loans		193	120	116
Repayment of bank loans		(260)	(635)	(765)
Payment of lease liabilities		(52)	(46)	(39)
Proceeds from the issuance of convertible notes		1,500	—	—
Transaction costs related to the issuance of convertible notes		(22)	—	—
Acquisition of non-controlling interests without change in control		(130)	(60)	(27)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		126	36	10
Deposits released/ (pledged)		16	49	(1)
Interest paid		(26)	(34)	(80)
Net cash from/ (used in) financing activities		1,095	(771)	(770)
Net increase/ (decrease) in cash and cash equivalents		392	(150)	1,187
Cash and cash equivalents at January 1		2,964	3,138	1,952
Effect of exchange rate fluctuations on cash held		77	(24)	(1)
Cash and cash equivalents at December 31	10	3,433	2,964	3,138
The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
These notes form an integral part of the consolidated financial statements.
These consolidated financial statements were authorized for issue by the Chief Executive Officer on March 6, 2026.
1.Domicile and activities
Grab Holdings Limited (the “Company” or “GHL”), is domiciled in the Cayman Islands. The Company’s registered office is at Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, KYI-1106, Cayman Islands. The principal executive office of the Company is 3 Media Close, #01-03/06, Singapore 138498.
These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “GHL Group” or the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees.
The GHL Group enables access to deliveries, mobility, financial services and other offerings primarily in Southeast Asia through its mobile applications (the “Grab Platform”).
2.Basis of preparation
2.1.               Statement of compliance
The consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Details of the Group’s accounting policies, including changes thereto, are included in Notes 2.5 and 3.
2.2.               Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis except as otherwise indicated in the accounting policies.
2.3.               Functional and presentation currency
These consolidated financial statements are presented in United States dollars ($), which is the Company’s functional currency. All information presented in $ have been rounded to the nearest million, unless otherwise stated.
2.4.               Use of estimates and judgments
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
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•Notes 3.11 and 19 – Revenue recognition: principal vs. agent considerations and customer identification
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts within the next financial year are included in the following notes:
•Note 5 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts;

•Notes 3.4(i) and 25 – Measurement of expected credit losses (“ECL”) for financial assets;
•Notes 14 and 28 – Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources;
•Note 13 and 25 - Measurement of convertible notes- determining the fair value of embedded derivative on the basis of significant unobservable inputs and
•Note 17 - recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.
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
Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 5 – Intangible assets and goodwill;
•Note 18 – Share-based payment arrangements; and
•Note 25 – Financial instruments.
2.5.               Change in accounting policies
The amended standard on Lack of Exchangeability (Amendments to IAS 21) adopted from January 1, 2025 does not have a material effect on the financial statements.
3.Material accounting policies
The Group has consistently applied the following accounting policies to all years presented in these consolidated financial statements except as described in Note 2.5, which addresses changes in accounting policies.

3.1.               Basis of consolidation
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

3.2.               Foreign currency
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
3.3.               Financial instruments
i)                   Recognition and initial measurement
Trade receivables are initially recognized when an unconditional right to consideration exists. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
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
b)Financial liabilities – Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.
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
iv)                 Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
v)                  Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value and are used by the Group in the management of its short-term commitments. For the purpose of the consolidated statement of cash flows, bank overdrafts that are repayable on demand and that form an integral part of the Group’s cash management are included in cash and cash equivalents.
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
viii)               Embedded derivative
An embedded derivative is a component of a hybrid contract that also includes a non-derivative host – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

Derivatives embedded in hybrid contracts with a financial asset host are not separated. The entire hybrid contract is classified and subsequently measured as either amortized cost or fair value as appropriate.
Derivatives embedded in hybrid contracts with hosts that are not financial assets (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.
If the hybrid contract is a quoted financial liability, instead of separating the embedded derivative, the Group generally designates the whole hybrid contract at FVTPL.
An embedded derivative is presented as a non-current asset or non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realized or settled within 12 months.
The Group’s accounting policy is to allocate all of the transaction costs to, and deduct from, the carrying amount of the non-derivative host contract on initial recognition and measure the embedded derivative at fair value on initial recognition.
3.4.               Impairment
i)                   Non-derivative financial assets
The Group recognizes loss allowances for expected credit loss (“ECL”) on financial assets measured at amortized cost.
Loss allowances are measured on either of the following bases:
•12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or
•Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.
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
Write-off
The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities to comply with the Group’s procedures for recovery of amounts due.
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
Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire carrying amount is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.
3.5.               Property, plant and equipment
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
Depreciation is recognized from the date that the property, plant and equipment is installed and is ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.
The estimated useful lives for the current and comparative years are as follows:

•Computers	2 - 3 years
•Building and renovation	3 - 5 years
•Motor vehicles	5 - 10 years
•Office and other equipment	4 - 5 years
Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.
3.6.               Intangible assets and goodwill
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
Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of material, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.
Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

c)Other intangible assets
Other intangible assets, including trademarks and non-compete agreement that are acquired by the Group and have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. The non-compete agreement prohibits the counterparty from competing with Grab in multiple business verticals within Southeast Asia, including the ride-sharing industry.
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
The estimated useful lives for the current and comparative years are as follows:

•Trademarks	13 - 18 years
•Non-compete agreement	4 years
•Other intangible assets	3 - 5 years
Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.
3.7.               Leases
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
The Group leases motor vehicles to driver-partners who typically use the vehicles to provide transport and delivery services through Grab Platform. The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘Revenue’. Rental income from lease of motor vehicles is presented as a part of ‘Mobility revenue (see Note 3.11(i))’.
3.8.               Inventories
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
3.9.               Employee benefits
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
3.10.              Provisions
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

3.11.              Revenue
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
b)Mobility
Fees earned from driver-partners and consumers for connecting consumers with transportation rides provided by driver-partners across a variety of multi-modal mobility options, and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards. Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners, who typically use the vehicles to offer services through the Grab Platform (see Note 3.7(ii) for lease accounting as a lessor).
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

In certain markets, the Group is responsible for delivery services to consumers and separately subcontracts with driver-partners or third-party couriers to perform the delivery on behalf of the Group. With regard to these agreements, the Group is the principal controlling the delivery services to consumers and therefore recognizes the delivery fees charged to consumers as revenue, with payments to driver-partners or third-party couriers recognized in 'Cost of revenue' (see Note 3.12).
c)Financial services
Financial services revenue predominantly comprises:
•interest earned on loans and advances provided to merchant-partners, driver-partners and consumers, interest earned on loan receivables and investment securities through the digital banking business (see Note 3.3(ii) for measurement of financial assets at amortized cost), insurance distribution offerings, and associated advertising revenue.
•fees earned from digital payment processing services charged to merchant-partners primarily based on the net value payments successfully completed through the Grab platform. Transaction fee revenue resulting from a payment processing transaction is recognized once the transaction is complete.
d)Others
A combination of multiple operating business activities that are not individually material. They include mapping services, autonomous vehicle services and last-mile delivery infrastructure. Revenue is recognized once the obligation to provide the service is satisfied.
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
3.12.              Expenses
The main components of the Group’s expenses by function are as follows:
i)Cost of revenue comprises expenses directly or indirectly attributable to the Group's Deliveries, Mobility, Financial Services and other offerings (see Note 3.11) and primarily consists of data management and platform related technology costs including amortization of technology and market activity related intangible assets, cost of goods sold in our supermarket operations, payments to driver-partners where the Group is responsible for delivery services to consumers (see Note 3.11), compensation costs (including share-based compensation) for operations and support personnel, payment processing fees, costs incurred in relation to its motor vehicle fleet used for rental services including depreciation and impairment; and an allocation of associated corporate costs such as depreciation of right-of-use assets.
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

iv)General and administrative expenses primarily consist of compensation costs (including share-based compensation) for executive management and administrative personnel (including finance and accounting, human resources, policy and communications, legal, public affairs, corporate IT, corporate security and general administration employees), occupancy and facility costs, administrative fees, professional service fees, depreciation on certain corporate assets, legal settlement accrual and allocation of associated corporate costs such as depreciation of right-of-use assets.
3.13.              Finance income and finance costs
The Group’s net finance income or costs include:
•interest income;
•interest expense;
•the net gain or loss on financial instruments at FVTPL;
•the gain or loss arising from other investing activities ;
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
3.14.              Related parties
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
3.15.              Income tax
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

3.16.              Earnings/ (Loss) per share
The Group presents basic and diluted earnings (loss) per share data for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit (loss) to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted earnings (loss) per share is calculated by giving effect to all potential weighted average dilutive ordinary shares. For diluted earnings (loss) per share, the dilutive effect is reflected by the application of the treasury stock method.
3.17.              Segment reporting
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
3.18.              Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted. However, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements, the expected implications of which are summarized below:
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

4.Property, plant and equipment
i)                   Reconciliation of carrying amount

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Cost
At January 1, 2024		78	297	592	67	1,034
Additions		13	30	150	12	205
Acquisition through business combination		*	1	*	*	1
Write-offs/disposal		(12)	(20)	(60)	(1)	(93)
Effects of movements in exchange rates		(2)	*	(20)	*	(22)
At December 31, 2024		77	308	662	78	1,125
Additions		20	57	284	13	374
Acquisition through business combination	27	—	28	—	1	29
Write-offs/disposal		(11)	(23)	(55)	(6)	(95)
Effects of movements in exchange rates		1	20	26	5	52
At December 31, 2025		87	390	917	91	1,485

	Note	Computers	Buildings and renovation	Motor vehicles held for leasing	Office and other equipment	Total
(in $ millions)		$	$	$	$	$
Accumulated depreciation and impairment losses
At January 1, 2024		63	125	298	36	522
Depreciation for the year		12	44	57	9	122
Write-offs/disposal		(12)	(19)	(45)	(1)	(77)
Effects of movements in exchange rates		(1)	*	(8)	*	(9)
At December 31, 2024		62	150	302	44	558
Depreciation for the year		14	47	73	11	145
Write-offs/disposal		(11)	(21)	(39)	(6)	(77)
Impairment loss		—	—	*	—	*
Effects of movements in exchange rates		1	12	11	4	28
At December 31, 2025		66	188	347	53	654
Carrying amounts
At January 1, 2024		15	172	294	31	512
At December 31, 2024		15	158	360	34	567
At December 31, 2025		21	202	570	38	831
*Amount less than $1 million

Property, plant and equipment includes right-of-use assets of $218 million (2024: $138 million) relating to leased properties and motor vehicles (see Note 24). During the financial year, the Group acquired motor vehicles with an aggregate cost of $284 million (2024: $150 million) for cash payments of $44 million (2024: $38 million), secured bank loan financing of $161 million (2024: $86 million) and lease liabilities of $79 million (2024: $26 million).
ii)                  Depreciation of property, plant and equipment
Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $145 million (2024: $122 million; 2023: $128 million).
During 2025, the Group has conducted a review of the expected usage of certain motor vehicles held for leasing. The motor vehicles held for leasing which were previously intended to be replaced after 7 years of use, are now expected to remain in service for 10 years from the date of purchase. As a result, the expected useful life of the motor vehicles held for leasing increased and their estimated residual values decreased. The change in accounting estimates were applied prospectively and the corresponding impact is an increase in depreciation expenses of $10 million during the year.
The reviews performed in 2024 and 2023 did not result in any changes in estimated useful life or residual value.
5.Intangible assets and goodwill
i)                   Reconciliation of carrying amount

	Goodwill	Trademarks	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$
Cost
At January 1, 2024	875	69	1,644	155	2,743
Additions	—	—	—	4	4
Internally developed	—	—	—	40	40
Acquisition through business combination	38	1	—	2	41
Disposals/Write-off	—	—	—	*	*
Effects of movements in exchange rates	—	—	—	(1)	(1)
At December 31, 2024	913	70	1,644	200	2,827
Additions	—	—	—	3	3
Internally developed	—	—	—	31	31
Acquisition through business combination	57	18	—	5	80
Disposals/Write-off	—	—	—	(3)	(3)
Effects of movements in exchange rates	—	—	—	1	1
At December 31, 2025	970	88	1,644	237	2,939

	Goodwill	Trademarks	Non-compete agreement	Other intangible assets	Total
(in $ millions)	$	$	$	$	$
Accumulated amortization and impairment losses
At January 1, 2024	68	10	1,644	105	1,827
Amortization for the year	—	6	—	19	25
Disposal/Write-off	—	—	—	*	*
Effects of movements in exchange rates	—	—	—	*	*
At December 31, 2024	68	16	1,644	124	1,852
Amortization for the year	—	7	—	25	32
Disposal/Write-off	—	—	—	(3)	(3)
Effects of movements in exchange rates	—	—	—	1	1
At December 31, 2025	68	23	1,644	147	1,882
Carrying amounts
At January 1, 2024	807	59	—	50	916
At December 31, 2024	845	54	—	76	975
At December 31, 2025	902	65	—	90	1,057
*Amount less than $1 million
Included in the net carrying value of the Other intangible assets is internally developed software of $80 million (2024: $71 million).
ii)                  Amortization
The amortization of intangible assets is primarily included in ‘Cost of revenue’ (see Note 20).

	2025	2024	2023
(in $ millions)	$	$	$
Amortization of intangible assets	32	25	17
iii)                 Impairment testing for CGUs containing goodwill
For the purposes of impairment testing, goodwill has been allocated (net of impairment loss recognized) to the Group’s CGUs as follows:

	Note	2025	2024
(in $ millions)	reference	$	$
Goodwill allocated
Southeast Asia Ride Hailing CGUs	5(iii)(a)	606	606
Malaysia Mart CGU	5(iii)(b)	190	163
Indonesia Payment CGU	5(iii)(c)	34	34
Other units with individually insignificant goodwill		72	42

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
For the financial years ended December 31, 2025 and 2024, the estimated recoverable amount of each Ride Hailing CGU has exceeded its carrying amount and therefore no impairment loss was recognized.
The recoverable amount of the Ride Hailing CGUs was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 2.4 from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs (2024: revenue based multiple of 2.0 derived from comparable companies to the amount of revenue plus consumer incentives of each Ride Hailing CGUs). The fair value measurement is categorized as a level 3 fair value (2024: level 3 fair value) based on the inputs in the valuation technique used. It has been identified that only changes beyond reasonably possible levels of the revenue based multiple could cause the carrying amount to exceed the recoverable amount.
b)Malaysia delivery and offering of daily necessities cash generating unit (“Malaysia Mart CGU”)
For the purpose of impairment testing, goodwill of $190 million (2024: $163 million) has been allocated to the Group’s goods ordering and delivery booking services in Malaysia ("Malaysia Mart CGU").
For the financial years ended December 31, 2025 and 2024, the estimated recoverable amount of the Malaysia Mart CGU exceeded its carrying amount and therefore no impairment loss was recognized.
The recoverable amount of the Malaysia Mart CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied an earnings based multiple of 11.9 derived from comparable companies to the earnings of its Malaysia Mart CGU (2024: earnings based multiple of 11.6 derived from comparable companies to the earnings of its Malaysia Mart CGU). The fair value measurement is categorized as a level 3 fair value (2024: level 3 fair value) based on the inputs in the valuation technique used. It has been identified that only changes beyond reasonably possible levels of the earnings based multiple could cause the carrying amount to exceed the recoverable amount.
c)Indonesia mobile payments and rewards cash generating unit (“Indonesia Payment CGU”)
For the purpose of impairment testing, goodwill of $34 million has been allocated to the Group’s Indonesia Payment CGU.
For the financial years ended December 31, 2025 and 2024, the estimated recoverable amount of the Indonesia Payment CGU exceeded its carrying amount and therefore no impairment loss was recognized.
The recoverable amount of the Indonesia Payment CGU was based on fair value less cost of disposal. To arrive at the fair value less cost of disposal, the Group applied a revenue based multiple of 3.3 derived from comparable companies to the revenue of its Indonesia Payment CGUs (2024: revenue based multiple of 2.7 derived from comparable companies to the revenue of its Indonesia Payment CGUs). The fair value measurement is categorized as a level 3 fair value (2024: level 3 fair value) based on the inputs in the valuation technique used. It has been identified that only changes beyond reasonably possible levels of the revenue based multiple could cause the carrying amount to exceed the recoverable amount.

6.Other investments

	2025	2024
(in $ millions)	$	$
Non-current investments
Time deposits	261	273
Debt investments – at FVTPL	240	187
Debt investments – at FVOCI	132	98
Equity investments – at FVTPL	390	207
	1,023	765
Current investments
Time deposits	1,296	1,425
Debt investments – at FVTPL	1,082	247
Debt investments – at FVOCI	22	169
Debt investments – at amortized cost	971	824
	3,371	2,665
	4,394	3,430
i)                   Time deposits
These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.
ii)                  Financial risk management
The exposure of other investments to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 25.
7.Loan receivables in the financial services segment

	2025	2024
(in $ millions)	$	$
Non-current
Non-current loan receivables	443	112
Less: Loss allowance (see Note 25)	(23)	(7)
	420	105
Current
Current loan receivables	835	474
Less: Loss allowance (see Note 25)	(75)	(43)
	760	431
These financial assets comprise:
•term loans provided to merchant-partners, driver-partners and consumers, and
•loans provided to individuals and businesses through the digital banking business.
The exposure of loan receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 25.

8.                  Trade and other receivables

	2025	2024
(in $ millions)	$	$
Current
Trade receivables	169	161
Less: Loss allowance (see Note 25)	(33)	(23)
	136	138
Payment cycle receivables	113	75
Less: Loss allowance	(9)	(7)
	104	68
	240	206
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
iii)                 Financial risk management
The exposure of trade and other receivables to relevant financial risks (credit, currency and interest rate risk) is disclosed in Note 25.
9.                  Deposits, prepayments and other assets

	2025	2024
(in $ millions)	$	$
Non-current
Deposits	176	119
Prepayments	2	*
	178	119

Current
Prepayments	87	85
Tax recoverable	34	26
Deposits	57	49
Others	11	81
	189	241
*Amount less than $1 million
Tax recoverable comprises Value-added tax (“VAT”), withholding tax and income tax recoverable which are the amounts paid to the respective tax authorities which will be recovered either against future tax liabilities of the same tax authorities or refunded.
As of 31 December 2024, other assets included $50 million of insurance recoveries arising from specific policies maintained by the Company. The corresponding proceeds were received in 2025.

10.                 Cash and cash equivalents

	2025	2024
(in $ millions)	$	$
Short-term deposits	721	861
Cash at banks and on hand	2,712	2,103
Cash and cash equivalents in the statement of financial position	3,433	2,964
i)                   Classification as cash equivalents
Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition.
ii)                  Restricted cash
Cash and cash equivalents include balances of $206 million (2024: $201 million) held by subsidiaries that operate in countries where legal restrictions apply whereby the balances are not available for general use by the parent or other subsidiaries.
11.                Capital and reserves
i)                   Share capital and share premium
Movements in GHL Class A ordinary shares and Class B ordinary shares (collectively “GHL Ordinary Shares”):

(in thousands of shares)	Class A ordinary shares			Class B ordinary shares
	2025	2024	2023	2025	2024	2023
In issue at January 1	3,950,499	3,813,341	3,736,078	119,799	120,403	125,780
Issued for acquisition of non-controlling interests	—	121,450	6,901	—	—	—
Issued for restricted ordinary shares	—	—	—	4,471	4,920	—
Restricted share units vested	57,741	59,329	53,416	4,188	7,194	4,498
Exercise of share options	3,738	6,964	2,399	11,586	—	—
Issued under equity stock purchase plan	4,075	4,159	5,153	—	—	—
Repurchase and retirement of ordinary shares	(58,450)	(67,462)	—	—	—	—
Conversion of Class B ordinary shares to Class A ordinary shares	11,688	12,718	9,394	(11,688)	(12,718)	(9,394)
Canceled or forfeited restricted ordinary shares	—	—	—	—	—	(481)
In issue at December 31	3,969,291	3,950,499	3,813,341	128,356	119,799	120,403
Restricted ordinary shares issued but not fully vested	—	—	—	(8,162)	(4,920)	(10,337)
In issue at December 31 – fully paid	3,969,291	3,950,499	3,813,341	120,194	114,879	110,066
Authorized	49,500,000	49,500,000	49,500,000	500,000	500,000	500,000
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
ii)                  Nature and purpose of reserves
The reserves of the Group comprise the following balances:

	2025	2024
(in $ millions)	$	$
Share-based payment reserve	350	392
Foreign currency translation reserve	21	(76)
Other reserve	(34)	(119)
	337	197
a)Share-based payment reserve
The share-based payment reserve comprises the cumulative value of employee services received for equity-settled share-based payment arrangements (see Note 18).
b)Foreign currency translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
c)Other reserve
This reserve represents conversion options and put options issued to non-controlling interests in subsidiaries. Certain put options were exercised over the course of 2025 and 2024 by non-controlling interests as part of a change in holding of subsidiaries within the Group (see Note 12).
iii)                 Dividends
The Group did not declare any dividends for the years ended December 31, 2025, 2024 and 2023.

12.                 Subsidiaries and non-controlling interests
Details of the significant subsidiaries within the Group are as follows:

Name of subsidiaries	Country of incorporation/ operation	Ownership interests held by the Group
		2025	2024
		%	%
Grab Holdings Inc.	Cayman	100	100
Grab Inc.	Cayman	100	100
A2G Holdings Inc.	Cayman	100	100
A6 Holding Inc.	Cayman	100	100
Non-controlling interest
During 2025, the Group acquired additional holdings in subsidiaries offering mobility services and a mass-premium supermarket chain business.

(in $ millions)	$
Carrying amount of non-controlling interests acquired	32
Derecognition of preference shares held by non-controlling interests	5
Consideration paid to non-controlling interests	(130)
Decrease in equity attributable to owners of the Company recognized in accumulated losses	(93)
There is no subsidiary that has a material non-controlling interest to the Group for the year ended December 31, 2025 and 2024.
13.                 Loans and borrowings

(in $ millions)	2025	2024
	$	$
Non-current
Bank loans	188	116
Lease liabilities	185	125
	373	241
Current
Convertible notes (including embedded derivative)	1,502	—
Bank loans	129	90
Lease liabilities	49	33
	1,680	123
A significant portion of the bank loans are secured by the Group’s motor vehicles with a carrying amount of $570 million (2024: $360 million) (see Note 4).
The Group has borrowings denominated in United States Dollars (“USD”), Singapore Dollars (“SGD”), Malaysian Ringgit (“MYR”), Indonesian Rupiah (“IDR”) and Thailand Baht (“THB”).

i)                   Terms and debt repayment schedule
Terms and conditions of outstanding loans and borrowings (including lease liabilities) are as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount
				$
2025
Convertible notes (including embedded derivative)	USD	—	2030	1,502
Bank loans	SGD	1.4% to 2.0%	2026-2030	231
Bank loans	MYR	2.1% to 3.6%	2026-2027	*
Bank loans	MYR	COF** + 1.3%	2026	6
Bank loans	IDR	3.0% to 9.5%	2026-2030	30
Bank loans	THB	4.3%***	2026-2027	50
Lease liabilities	Multiple	3.6% to 12.5%	2026-2037	234
				2,053

2024
Bank loans	SGD	1.5% to 2.1%	2025-2029	140
Bank loans	MYR	2.1% to 3.6%	2025-2028	*
Bank loans	MYR	COF** -2.0% to 1.3%	2025-2028	9
Bank loans	IDR	3.0% to 9.5%	2025-2029	18
Bank loans	THB	COF** + 7.0%	2025	39
Lease liabilities	Multiple	4.1% to 12.5%	2025-2037	158
				364
*Amount less than $1 million
**Cost of funds – which are variable rates specific to country and/or financial institutions
*** Rate is subject to contractual repricing following changes in benchmark monetary policy rates
Financial risk management
Information about the exposure of loans and borrowings to relevant financial risks (interest rate, foreign currency and liquidity risk) is disclosed in Note
ii)                  Issuance of convertible notes
On June 10, 2025, the Company issued convertible notes ("Notes") with an aggregate principal amount of $1,500 million maturing on June 15, 2030 unless redeemed, repurchased or converted prior to that date. The Notes are senior, unsecured obligations of the Company and are non interest bearing (i.e. zero coupon).
The Notes entitle the holders to require the Company to convert the Notes into Class A Ordinary Shares of the Company at an initial conversion price of approximately $6.55 per share (subject to adjustments in certain circumstances) at any time from July 24, 2025 to the third trading day immediately preceding the maturity date. The Company has the right to settle such conversion in cash or equity (or a combination of both) at its discretion. Other key features of the Notes include:
•an option for the holder to redeem early on June 15, 2028; and

•an option for the Company to redeem for cash all or part of the Notes, on or after June 21, 2028, if the last reported share sale price has been at least 130% of the conversion price (then in effect) for at least 20 out of 30 trading days prior to the Company providing notice of redemption; and on the trading day immediately preceding the date the Company sends such notice. The holders can exercise their conversion option in the event of the Company exercising this option.
The features of the conversion option within the Notes is an embedded derivative which has economic characteristics that are not closely related to the host liability. As the terms of the Notes provide the Company with the right to settle the conversion of the Notes in cash, the embedded derivative is classified as a derivative liability measured at fair value through profit or loss.
The carrying amount of the host liability on initial recognition is the difference between the carrying amount of the Notes, net of transaction costs and the fair value of the embedded derivative. Subsequent to initial recognition, the host liability is measured at amortized cost under the effective interest rate method.
The net proceeds received from the issuance of the Notes have been allocated as follows on initial recognition:

(in $ millions)	$
On initial recognition
Proceeds from issue of convertible notes (1,500,000 Notes at $1,000 per Note)	1,500
Fair value of the embedded derivative	(482)
Transaction costs	(22)
At inception	996

December 31, 2025
At inception	996
Interest accrued on convertible notes	46
Carrying amount of host liability as at December 31, 2025	1,042

Fair value of the embedded derivative as at December 31, 2025	460
a)Host liability and embedded derivative
Both the host liability and the embedded derivative are presented within the “Loans and borrowings” caption on the statement of financial position as they are part of the same contract. The host liability is classified as current as at December 31, 2025 as the conversion option which can be exercised within twelve months is taken into account when classifying the host liability.
b)Transaction costs
The Group incurred transaction costs of $22 million, primarily on legal and underwriters’ fees. The Group’s policy is to allocate the transaction costs entirely to the host liability of the Notes.

iii)                  Reconciliation of movements of liabilities to cash flows arising from financing activities

	Liabilities
	Bank loans	Convertible notes	Lease liabilities	Total
(in $ millions)	$	$	$	$
Balance at January 1, 2025	206	—	158	364
Changes from financing cash flows
Proceeds from bank loans	193	—	—	193
Proceeds from issue of convertible notes	—	1,500	—	1,500
Payment of bank loans	(260)	—	—	(260)
Payment of lease liabilities	—	—	(52)	(52)
Transaction costs related to loans and borrowings	—	(22)	—	(22)
Interest paid	(9)	—	(17)	(26)
Total changes from financing cash flows	(76)	1,478	(69)	1,333
Effect of changes in foreign exchange rates	12	—	3	15
Other changes
Liability-related
Recognition of lease liabilities	—	—	116	116
Derecognition of lease liabilities	—	—	(1)	(1)
Secured bank loans for asset acquisition	161	—	—	161
Acquisition through business combination	6	—	10	16
Interest expense	8	46	17	71
Fair value changes of the embedded derivative	—	(22)	—	(22)
Total liability-related other changes	175	24	142	341
Balance at December 31, 2025	317	1,502	234	2,053

	Liabilities
	Bank loans	Term loan	Lease liabilities	Total
(in $ millions)	$	$	$	$
Balance at January 1, 2024	155	476	162	793
Changes from financing cash flows
Proceeds from bank loans	120	—	—	120
Payment of bank loans	(152)	(483)	—	(635)
Payment of lease liabilities	—	—	(46)	(46)
Interest paid	(13)	(9)	(12)	(34)
Total changes from financing cash flows	(45)	(492)	(58)	(595)
Effect of changes in foreign exchange rates	(3)	—	(2)	(5)
Other changes
Liability-related
Recognition of lease liabilities	—	—	43	43
Derecognition of lease liabilities	—	—	*	*
Secured bank loans for asset acquisition	86	—	—	86
Acquisition through business combination	—	—	1	1
Interest expense	13	16	12	41
Total liability-related other changes	99	16	56	171
Balance at December 31, 2024	206	—	158	364
*Amount less than $1 million
14.                 Provisions

	2025	2024
(in $ millions)	$	$
Site restoration	27	24
Legal and others	20	37
	47	61

	2025	2024
(in $ millions)	$	$
Non-current	22	20
Current	25	41
	47	61

i)                   Site restoration

	2025	2024
(in $ millions)	$	$
Balance at January 1	24	25
Provisions made during the year	1	*
Provisions reversed during the year	—	(1)
Effect of movements in exchange rates	2	*
Balance at December 31	27	24
*Amount less than $1 million
The provisions relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.
ii)                  Legal and others

	2025	2024
(in $ millions)	$	$
Balance at January 1	37	32
Provisions made during the year	2	5
Provisions reversed during the year	(21)	*
Effect of movements in exchange rates	2	*
Balance at December 31	20	37
*Amount less than $1 million
In 2025, a specific provision of $21 million was reversed in relation to a claim filed by competition authority in Malaysia in consideration of the Group’s position of market strength in the Mobility segment after a determination that a future outflow of resources is no longer probable. The remaining balance primarily includes provisions in relation to other ongoing legal proceedings.

15.                 Trade payables and other liabilities

	2025	2024
(in $ millions)	$	$
Non-current liabilities
Warrant liabilities	8	11
Put options issued to non-controlling interests	148	43
Employee defined benefit liability	13	12
	169	66
Current liabilities
Trade payables	260	208
Accrued operating expenses	417	463
Electronic wallets	292	261
Tax payables	72	60
Deposits	32	36
Put options issued to non-controlling interest	—	98
Contract liabilities	*	2
Payables for purchase of securities	117	—
Others	66	41
	1,256	1,169
*Amount less than $1 million
i)                   Warrant liabilities
These liabilities comprise 26 million warrants that entitle the holder to purchase one GHL Class A ordinary share at an exercise price of $11.50 per whole share. These warrants are exercisable as at December 31, 2025 and will expire on December 1, 2026 in which the expiration date is extendable in the sole discretion of the Group.
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

The warrants have been measured at the trading price. The carrying value of the warrants as at December 31 is as follows:

	2025	2024
(in $ millions)	$	$
As at 1 January	11	6
Change in fair value	(3)	5
As at 31 December	8	11
ii)                  Employee defined benefit liability
Certain subsidiaries operate a non-contributory defined benefit pension scheme that provides retirement benefits for certain employees.
iii)                 Tax payables
These amounts comprise VAT and withholding tax payables.
iv)                 Put options issued to non-controlling interests
a)Put options on shares of GHL subsidiaries
The Group has written options granting non-controlling shareholders of certain subsidiaries the right to sell their shareholding to the Group in the future. As these non-controlling shareholders have present access to the returns until exercise of the option, the financial liability arising from the put option is presented within “Other liabilities" with the corresponding effect within equity under "Other reserves" (see Note 11(ii)(c)). Subsequent to initial recognition, changes in the carrying amount of the put liabilities are recognized within equity.
b)Option to swap the shares in GHL subsidiary for GHL Class A Ordinary Shares
There is a put option granting a non-controlling shareholder of a subsidiary the right to swap the shares in a subsidiary for GHL Class A Ordinary Shares in the future. As the Group has the obligation to deliver a variable number of shares, the derivative liability arising from this option is presented within “Other liabilities” with the corresponding effect within profit or loss under “Net change in fair value of financial assets and liabilities”. Subsequent to initial recognition, changes in the carrying amount are recognized within profit or loss.
v)                  Accrued operating expenses
These amounts include $80 million related to a settlement in 2024 with regard to class action lawsuits filed against the Company and certain of its officers in 2022. The associated accrual was settled in 2025.
vi)                 Financial risk management
Information about the exposure of trade and other payables to relevant financial risks (currency and liquidity risk) is disclosed in Note 25.
16.                 Deposits from customers in the banking business

	2025	2024
(in $ millions)	$	$
Current
Deposits from customers in the banking business	1,629	1,225
Deposits from customers in the banking business are retail deposits payable on demand.

Information about the exposure of these deposits to relevant financial risks (currency and liquidity risk) is disclosed in Note 25.
17.                 Income taxes
i)                   Amounts recognized in profit or loss

	2025	2024	2023
(in $ millions)	$	$	$
Current tax expense
Current year	83	70	52
Changes in estimates related to prior years	(1)	1	*
	82	71	52
Deferred tax (income)/ expense
Origination and reversal of temporary differences	15	4	(2)
Recognition of previously unrecognized tax losses	(26)	(12)	(31)
Changes in estimates related to prior years	(2)	—	—
	(13)	(8)	(33)
Income tax expense	69	63	19
*Amount less than $1 million
ii)                  The reconciliation between income tax expenses and the loss before income tax is presented as follows:

	2025	2024	2023
(in $ millions)	$	$	$
Profit/ (loss) before tax	269	(95)	(466)
Tax at the domestic rates applicable to profits in the countries where the Group operates	73	44	(33)
Non-deductible expenses	7	10	9
Income not subject to tax	(24)	*	*
Current year losses for which no deferred tax asset is recognized	50	64	121
Benefits from previously unrecognized tax losses	(34)	(56)	(78)
Changes in estimates related to prior years	(3)	1	*
Income tax expense	69	63	19
*Amount less than $1 million
iii)                 Movement in deferred tax balances

	2025	2024
(in $ millions)	$	$
Deferred tax assets
Tax losses carried forward	72	51
Others	13	16
Deferred tax liabilities
Property, plant and equipment, intangible assets and others	35	25

	Movement in deferred tax assets	Movement in deferred tax liabilities
(in $ millions)	$	$
Balance at January 1, 2025 before set-off	95	(53)
Recognized in profit or loss	32	(19)
Acquisition through business combination	—	(8)
Effects of movements in exchange rates	3	—
Deferred tax assets / (liabilities) before set-off	130	(80)
Deferred tax set-off	(45)	45
Balance at December 31, 2025 - Net deferred tax assets / (liabilities)	85	(35)

Balance at January 1, 2024 before set-off	85	(49)
Recognized in profit or loss	12	(4)
Effects of movements in exchange rates	(2)	*
Deferred tax assets / ( liabilities) before set-off	95	(53)
Deferred tax set-off	(28)	28
Balance at December 31, 2024 - Net deferred tax assets / (liabilities)	67	(25)
* Amount less than $1 million
iv)                Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect of the following items:

	2025	2024
(in $ millions)	$	$
Unutilized tax losses	3,704	4,147
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
v)                  Tax losses carried forward
Out of the $3,704 million (2024: $4,147 million) tax losses, $702 million expire between 2026 to 2035 (2024: $1,048 million expires between 2025 to 2034). The remaining tax losses do not expire under current tax legislation.
Deferred tax assets in certain subsidiaries, have not been recognized in respect of the tax losses carried forward because it is not probable that future taxable profits will be available against which the Group entities can utilize benefits therefrom.
vi)                 Global minimum top-up tax
During the financial year beginning January 1, 2025, Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. The Group has performed an assessment of its exposure arising from this legislation based on its most recent financial statements and the specific adjustments required under the Pillar Two rules. Based on this assessment, there is no material current or deferred tax impact for the year ended December 31, 2025, primarily because the Group’s operating entities in most jurisdictions are subject to corporate income tax rates above 15%.

18.                 Share-based payment arrangements
i)                   Description of the share-based payment arrangements
As at December 31, 2025, the Company has in place an equity-settled share-based payment arrangement, the 2021 Equity Incentive Plan (the “2021 GHL Plan”), under which the Company may:
1.issue restricted share units/awards (‘RSUs’); or
2.grant options to purchase its ordinary shares (‘Share Options’); or
3.issue restricted ordinary shares
to selected employees, officers, directors and consultants of the Group and non-employee directors of the Company.
The RSUs and Share Options granted generally vest 25% on each anniversary of the grant, over a four year-period. Certain RSUs granted vest upon grant date. The maximum term of Share Options granted under the 2021 GHL Plan does not exceed ten years from the date of grant. The RSUs and Share Options granted to employees do not have the rights of ordinary shares until the RSUs and Share Options are vested, exercised and recorded into the register of shareholders of the Company.
The Company also has in place the 2021 Equity Stock Purchase Plan ("ESPP") which allows eligible employees to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase the Company’s Class A Ordinary Shares at a 15% discount of the lower of either (i) the closing trading price of the first day of an offering period or (ii) the closing trading price of the purchase date.
In addition to the above arrangements,
•the Company has issued performance based share units and options to selected employees, officers, directors, consultants and non-employee directors of the Group and of the Company which generally vest based on specified market and non-market performance conditions, and on completion of a specified period of service; and,
•certain subsidiaries of the Group have also set up certain equity settled share-based payment arrangements for the issuance of restricted share units/awards and share options which generally vest 25% on each anniversary of the grant, over a four year-period.
The share-based payment expense in relation to these arrangements is not material to the Group.

a)Reconciliation of outstanding RSUs
The number of unvested RSUs issued under the 2021 GHL Plan were as follows:

Number of unvested restricted share units
’000
As of December 31, 2022	131,765
Granted	93,731
Vested	(58,348)
Canceled and forfeited	(34,716)
As of December 31, 2023	132,432
Granted	98,607
Vested	(66,630)
Canceled and forfeited	(16,209)
As of December 31, 2024	148,200
Granted	63,602
Vested	(63,196)
Canceled and forfeited	(15,253)
As of December 31, 2025	133,353
As at December 31 of each year in the table above, certain RSUs had vested but were not yet registered as ordinary shares.
b)Reconciliation of outstanding Share Options
The number and weighted-average exercise prices of Share Options granted under the 2021 GHL Plan were as follows:

	Number of Share Options	Weighted average exercise price per share	Weighted-average remaining contractual life
	’000	$	(in years)
As of December 31,2022	54,937	2.22	7.2
Exercised	(2,446)	1.55
Canceled and forfeited	(3,899)	3.29
As of December 31, 2023	48,592	2.17	5.7
Exercised	(7,122)	1.80
Canceled and forfeited	(155)	2.08
As of December 31, 2024	41,315	2.24	4.7
Granted	6,198	4.59
Exercised	(24,888)	2.51
Canceled and forfeited	(403)	2.24
As of December 31, 2025	22,222	2.59	4.5

	Number of Share Options	Weighted average exercise price per share
Exercisable as at 31 December	’000	$
2024	39,940	2.25
2025	16,018	1.82
The Share Options outstanding as at December 31, 2025 had an exercise price in the range of $0.28 to $4.59 (2024: $0.28 to $4.03). As at December 31 of each year in the table above, certain share options exercised had not yet been registered as ordinary shares.
c)Restricted ordinary shares
Restricted ordinary shares are issued to certain employees where the vesting of these ordinary shares is dependent on the satisfaction of a combination of service and performance conditions.
During 2025, 4,472 thousand (2024: 4,920 thousand; 2023: Nil) restricted ordinary shares were granted, respectively, which are the units that remain outstanding as at year end. During this period, there were no (2024: Nil; 2023: 481 thousand) restricted ordinary shares canceled or forfeited respectively, and 1,230 thousand (2024:10,337 thousand; 2023: 10,817 thousand) restricted ordinary shares were vested, respectively during the year.
d)2021 Equity Stock Purchase Plan
During 2025, 3,872 thousand shares (2024: 4,255 thousand shares; 2023: 4,224 thousand shares) were purchased and issued at an average price of $4.03 (2024: $2.81; 2023: $2.89) per share.
ii)                  Share-based payment expenses
The following table summarizes total share-based payment expense by function for the years ended December 31, 2025 , December 31, 2024 and December 31, 2023:

	2025	2024	2023
(in $ millions)	$	$	$
Cost of revenue	48	52	48
Sales and marketing	12	13	12
Research and development	110	109	97
General and administrative	71	105	147
Total	241	279	304
iii)                 Measurement of fair values
a)RSUs
For 2025, 2024 and 2023, the fair value of RSUs granted was determined based on the closing price of the shares on the grant date. The weighted average fair value of RSUs granted during the year ended 2025 was $4.50 (2024: $3.21; 2023: $2.90).

b)Restricted ordinary shares
The fair value of restricted ordinary shares granted during 2025 and 2024 was determined based on the closing price of the shares on the grant date. The weighted average fair value of restricted ordinary shares granted during the year ended 2025 was $4.12 (2024: $3.21).

19.                 Revenue
i)                   Revenue streams

	2025	2024	2023
(in $ millions)	$	$	$
Deliveries	1,800	1,493	1310
Mobility	1,219	1,047	871
Financial services	347	253	177
Others	4	4	1
	3,370	2,797	2,359
Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners of $194 million (2024: $168 million; 2023: $146 million) (refer to Note 24), who typically use the vehicles to offer services through the Grab platform.
ii)                  Geographic information

	2025	2024	2023
(in $ millions)	$	$	$
Indonesia	715	643	605
Malaysia	1,039	816	673
Philippines	316	265	200
Singapore	727	578	480
Thailand	288	252	205
Vietnam	255	228	185
Rest of Southeast Asia	30	15	11
	3,370	2,797	2,359
iii)                 Major customers
Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.
20.                 Expenses
Total cost of revenue, sales and marketing expenses, general and administrative expenses and research and development expenses include expenses of the following nature:

	2025	2024	2023
(in $ millions)	$	$	$
Staff costs	1,046	1,029	1,113
Operation costs	1,403	1,175	1,048
Depreciation and amortization	177	147	145
Marketing expenses	305	260	227
Professional fees	62	58	67

21.                 Net finance income

	2025	2024	2023
(in $ millions)	$	$	$
Financial assets measured at amortized cost - interest income (primarily time deposits, debt investments and cash and cash equivalents)	167	187	197
Net foreign exchange gain	42	—	1
Others	31	—	—
Finance income	240	187	198
Financial liabilities measured at amortized cost – interest expense	(71)	(41)	(99)
Net foreign exchange loss	—	(65)	—
Finance costs	(71)	(106)	(99)
Net change in fair value of financial assets and liabilities	34	*	(39)
Net finance income recognized in profit or loss	203	81	60
*Amount less than $1 million
22.                Earnings/ (loss) per share
i)                   Basic earnings/ (loss) per share
The following table sets forth the computation of basic earnings/ (loss) per share attributable to ordinary shareholders for the years ended December 31, 2025, 2024 and 2023 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	2025	2024	2023
	$	$	$
Basic earnings/ (loss) per share:
Numerator
Net income/ (loss) for the year	200	(158)	(485)
Net loss attributable to non-controlling interests	(68)	(53)	(51)
Net income/ (loss)for the period attributable to ordinary shareholders	268	(105)	(434)
Denominator
Basic weighted-average ordinary shares outstanding	4,092,151	3,995,237	3,894,724
Basic earnings/ (loss) per share attributable to ordinary shareholders	0.07	(0.03)	(0.11)
ii)                  Diluted earnings/ (loss) per share
The following table sets forth the computation of diluted earnings/ (loss) per share attributable to ordinary shareholders for the years ended December 31, 2025, 2024 and 2023 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	2025	2024	2023
	$	$	$
Diluted earnings/ (loss) per share:
Numerator
Diluted earnings/ (loss) for the year attributable to ordinary shareholders	268	(105)	(434)
Denominator
Weighted-average number of ordinary shares (Basic)	4,092,151	3,995,237	3,894,724
Stock options	10,259	—	—
RSU and restricted ordinary shares	101,947	—	—
Common shares issued for ESPP	1,728	—	—
Weighted-average number of ordinary shares (Diluted)	4,206,085	3,995,237	3,894,724
Diluted earnings/ (loss) per share attributable to ordinary shareholders	0.06	(0.03)	(0.11)
As the Group incurred a loss for the years ended December 31, 2024 and 2023, basic loss per share was the same as diluted loss per share.
The following potentially dilutive outstanding securities (reflected in thousands of GHL ordinary shares) were excluded from the computation of diluted loss per ordinary share either because their effects would have been antidilutive for the years ended December 31, 2025, 2024 and 2023 or contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	2025	2024	2023
Warrants (Note 15)	26,000	26,000	26,000
Share options (Note 18)	6,198	41,315	48,592
RSU and Restricted ordinary shares (Note 18)	7,820	153,120	142,769
Convertible notes	229,008	—	—
Shares committed under ESPP (Note 18)	—	2,056	4,224
Options to swap shares in GHL subsidiaries for GHL Class A Ordinary Shares	—	—	121,450
Total	269,026	222,491	343,035
23.                 Related parties
Transactions with key management personnel
Compensation to Directors and executive officers of the Group comprised the following:

	2025	2024	2023
(in $ millions)	$	$	$
Short-term employee benefits	7	8	7
Post-employment benefits	*	*	*
Share-based payment	44	51	103
*Amount less than $1 million
The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or joint control is insignificant.
The Group did not enter into other significant related party transactions.

With effect from April 1, 2024, Grab expanded its Board of Directors to seven from six members, with two members newly appointed and one existing member retiring in 2024. In 2025, four members were newly appointed to the Board of Directors and three existing members retired. Therefore, as of December 31, 2025, the Board of Directors had eight members.
There were no significant changes to the compensation scheme during the year.
24.                 Leases
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

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2025	108	30	138
Depreciation	(31)	(21)	(52)
Additions	37	79	116
Acquisition through business combination	15	—	15
Derecognition	(1)	—	(1)
Effects of movement in exchange rates	4	(2)	2
Balance at December 31, 2025	132	86	218

	Property	Motor vehicles	Total
(in $ millions)	$	$	$
Balance at January 1, 2024	119	24	143
Depreciation	(29)	(19)	(48)
Additions	17	26	43
Acquisition through business combination	1	—	1
Derecognition	*	—	*
Effects of movement in exchange rates	*	(1)	(1)
Balance at December 31, 2024	108	30	138
* Amount less than $1 million
b)Amounts recognized in profit or loss

	2025	2024	2023
(in $ millions)	$	$	$
Interest on lease liabilities	17	12	13

Income from sub-leasing right-of-use assets, expenses relating to short-term leases and leases of low-value assets, and expenses relating to variable lease payments not included in the measurement of lease liabilities were not material to the Group for the years ended December 31, 2025 and 2024.
c)Amounts recognized in statement of cash flows
Refer to Note 13 (iii) on the amount of cash outflow paid for leases.
ii)                  As a lessor
The Group leases out motor vehicles consisting of its owned vehicles as well as leased vehicles. All leases are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to the ownership of the assets.
Rental income recognized by the Group during 2025 was $194 million (2024: $168 million; 2023: $146 million). The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

	2025	2024
(in $ millions)	$	$
Not later than one year	79	67
Later than one year and not later than five years	31	36
25.                 Financial instruments
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

Impairment losses on financial assets recognized in profit or loss were as follows:

	2025	2024	2023
(in $ millions)	$	$	$
Loan receivables and commitments in the financial services segment	119	56	42
Trade receivables	19	31	26
Payment cycle receivables	2	5	5
Other receivables	*	3	(1)
Cash and cash equivalents	—	*	—
	140	95	72
* Amount less than $1 million
Loan receivables and commitments in the financial services segment
The exposure to credit risk mainly relates to:
•term loans provided to merchant-partners, driver-partners and consumers; and
•financing (loans and commitments) provided to individuals and businesses through digital banking activity
The Group closely monitors credit quality for these loans and commitments to manage and evaluate the Group’s related exposure to credit risk. Credit risk management begins with initial underwriting and continues through to full repayment of a loan. To assess a borrower who requests a loan, the Group, among other indicators, internally developed risk models using detailed information from internal historical experience including the borrower’s prior repayment history with the Group as well as other measures including platform behavior and regulatory guidelines (if applicable). The Group uses delinquency status and trends to assist in making new and ongoing credit decisions, adjust models, plan collection practices and strategies.
Exposure to credit risk
The exposure to credit risk for loan receivables at the reporting date by geographic region was as follows:

	Carrying amount
	2025	2024
(in $ millions)	$	$
Indonesia	63	59
Malaysia	247	80
Singapore	672	295
Thailand	101	63
Other countries	97	39
	1,180	536
There is no concentration of credit risk for loan receivables and commitments. Undrawn loan commitments as at December 31, 2025 amount to $753 million (2024: $205 million). The corresponding expected credit losses are not material to the Group.
Loss rates are calculated using methods based on the probability of a receivable progressing through successive stages of delinquency to write-off, as well as regulatory guidelines (if applicable). Loss rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, nature of counterparty and the underlying product.

The following table provides information about the exposure to credit risk and loss allowances for loan receivables.

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2025
Current (not past due)	3.2	1,144	(45)	No
1 – 30 days past due	18.4	81	(15)	No
31 – 60 days past due	49.3	19	(10)	No
61 – 90 days past due	61.2	14	(9)	No
91 – 120 days past due	91.2	9	(8)	Yes
More than 121 days	95.0	11	(11)	Yes
		1,278	(98)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit-impaired
(in $ millions)%		$	$
2024
Current (not past due)	3.6	515	(21)	No
1 – 30 days past due	17.6	44	(8)	No
31 – 60 days past due	59.2	9	(5)	No
61 – 90 days past due	80.0	7	(6)	No
91 – 120 days past due	89.7	6	(5)	Yes
More than 121 days	94.2	5	(5)	Yes
		586	(50)
Movements in allowance for impairment in respect of loan receivables and commitments
The movement in the allowance for impairment in respect of loan receivables and commitments during the year was as follows:

	2025	2024
(in $ millions)	$	$
At January 1	50	34
Impairment loss recognized	114	56
Amounts written off	(69)	(39)
Exchange translation differences	3	(1)
At December 31	98	50
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
The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount
	2025	2024
(in $ millions)	$	$
Indonesia	41	47
Malaysia	21	16
Philippines	10	11
Singapore	27	30
Thailand	11	11
Vietnam	16	20
Other countries	10	3
	136	138
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
The following table provides information about the exposure to credit risk and ECLs for trade receivables as at December 31:

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2025
Current (not past due)	4.3	110	(5)	No
1 – 30 days past due	10.7	19	(2)	No
31 – 60 days past due	19.3	7	(1)	No
61 – 90 days past due	20.1	8	(2)	No
91 – 120 days past due	57.1	3	(2)	No
More than 121 days	97.0	22	(21)	Yes
		169	(33)

	Weighted average loss rate	Gross carrying amount	Loss allowance	Credit impaired
(in $ millions)%		$	$
2024
Current (not past due)	6.0	119	(7)	No
1 – 30 days past due	10.8	17	(2)	No
31 – 60 days past due	17.2	8	(1)	No
61 – 90 days past due	33.7	4	(1)	No
91 – 120 days past due	36.7	2	(1)	No
More than 121 days	99.2	11	(11)	Yes
		161	(23)
Movements in allowance for impairment in respect of trade receivables
The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2025	2024
(in $ millions)	$	$
At January 1	23	22
Impairment loss recognized	19	31
Amounts written off	(10)	(30)
Acquisition through business combination	—	*
Exchange translation differences	1	*
At December 31	33	23
*Amount less than $1 million
Deposits with banks and financial institutions, debt investments and cash and cash equivalents
At December 31, 2025, the Group held deposits with banks and financial institutions, debt investments (at amortized cost and FVOCI) and cash and cash equivalents of $2,682 million (2024: $2,789 million) and $3,433 million (2024: $2,964 million) respectively. These amounts are held with reputable bank and financial institution counterparties.
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

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
(in $ millions)	$	$	$	$	$
2025
Financial liabilities
Bank loans	317	(339)	(135)	(204)	—
Convertible notes (including embedded derivative)	1,502	(1,500)	—	(1,500)	—
Deposits from customers in the banking business	1,629	(1,629)	(1,629)	—	—
Trade payables and other liabilities	1,252	(1,252)	(1,096)	(156)	—
Lease liabilities	234	(288)	(59)	(153)	(76)
	4,934	(5,008)	(2,919)	(2,013)	(76)
2024
Financial liabilities
Bank loans	206	(221)	(93)	(128)	—
Deposits from customers in the banking business	1,225	(1,225)	(1,225)	—	—
Trade payables and other liabilities	1,065	(1,065)	(1,011)	(54)	—
Lease liabilities	158	(218)	(42)	(90)	(86)
	2,654	(2,729)	(2,371)	(272)	(86)
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
Interest on external bank borrowings is denominated in the currency of the borrowing. The Group entities’ external bank borrowings, are generally denominated in currencies that match the cash flows generated by the underlying operations of the Group, which is also the currency of the country in which the entity operates.
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
The interest rate profile of the Group’s interest-bearing financial instruments is as follows:

	Carrying amount
	2025	2024
(in $ millions)	$	$
Fixed-rate instruments
Other investments	4,004	3,223
Cash and cash equivalents	3,433	2,964
Bank loans	(261)	(158)
Variable-rate instruments
Bank loans	(56)	(48)
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

ii)                  Offsetting financial instruments
For the purposes of cash flow management, the Group has entered into transactions that have resulted in the recognition of a financial asset and liability of equivalent carrying amounts of $667 million (2024: $694 million ) , that are offset in the statement of financial position as the Group has a legally enforceable right to offset the amounts as well as the intention to realize the asset and settle the liability simultaneously.
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

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2025
Financial assets
Debt investments	6	1,322	154	971	2,447	182	1,172	122	1,476
Equity investments	6	390	—	—	390	244	—	146	390
Time deposits	6	—	—	1,557	1,557
Loan receivables in the financial services segment	7	—	—	1,180	1,180
Trade and other receivables	8	—	—	240	240
Other assets	9	—	—	246	246
Cash and cash equivalents	10	—	—	3,433	3,433
Total		1,712	154	7,627	9,493	426	1,172	268	1,866
Financial liabilities
Convertible notes (including embedded derivative)		(460)	—	(1,042)	(1,502)	—	—	(460)	(460)
Bank loans	13	—	—	(317)	(317)
Lease liabilities	13	—	—	(234)	(234)
Warrant liabilities	15	(8)	—	—	(8)	(8)	—	—	(8)
Trade payables and other liabilities	15	(99)	(49)	(1,096)	(1,244)	—	—	(148)	(148)
Deposits from customers in the banking business	16	—	—	(1,629)	(1,629)
Total		(567)	(49)	(4,318)	(4,934)	(8)	—	(608)	(616)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2024
Financial assets
Debt investments	6	434	267	824	1,525	268	321	112	701
Equity investments	6	207	—	—	207	86	—	121	207
Time deposits	6	—	—	1,698	1,698
Loan receivables in the financial services segment	7	—	—	536	536
Trade and other receivables	8	—	—	206	206
Other assets	9	21	—	224	245	—	21	—	21
Cash and cash equivalents	10	—	—	2,964	2,964
Total		662	267	6,452	7,381	354	342	233	929
Financial liabilities
Bank loans	13	—	—	(206)	(206)
Lease liabilities	13	—	—	(158)	(158)
Warrant liabilities	15	(11)	—	—	(11)	(11)	—	—	(11)
Trade payables and other liabilities	15	(5)	(141)	(908)	(1,054)	—	—	(146)	(146)
Deposits from customers in the banking business	16	—	—	(1,225)	(1,225)
Total		(16)	(141)	(2,497)	(2,654)	(11)	—	(146)	(157)

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

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities
Put options issued to NCI for settlement in cash	Income approach	Probability attributed to achieving certain milestones	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones was higher (lower).
Put option issued to NCI to swap the shares in a GHL's subsidiary for a variable number of GHL's shares	Income approach	Volatility rates Equity value of the subsidiary	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

The estimated fair value would decrease (increase) if the equity value of the subsidiary were higher (lower).
Embedded derivative within the convertible notes	Income approach	Volatility rates	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

b)Level 3 fair values
The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Put options issued to non-controlling interest*	Embedded derivative of the Convertible Notes	Total
	$	$	$	$
(in $ millions)
At January 1, 2025	233	(146)	—	87
Net change in fair value (unrealized)
- Gain/ (loss) included in profit or loss	26	(99)	22	(51)
- Gain included in OCI	—	3	—	3
Net purchases/ (issuances)	49	(16)	(482)	(449)
Derecognition	—	110	—	110
Transfer between Level 3 and Level 1	(40)	—	—	(40)
At December 31, 2025	268	(148)	(460)	(340)
At January 1, 2024	221	(123)	—	98
Net change in fair value (unrealized)
- Gain included in profit or loss	10	—	—	10
- Loss included in OCI	—	(23)	—	(23)
Net purchases	2	—	—	2
At December 31, 2024	233	(146)	—	87
* Put options issued to non-controlling interest are classified within ‘Trade payables and other liabilities’ in the statement of financial position.
Transfer out of Level 3
The Group holds an investment in listed equity shares which has a fair value of $40 million as at December 31, 2025 (December 31, 2024: $19 million). The fair value of this investment was previously categorized as Level 3 due to contractual restrictions on sale which have now been lifted, and with the shares now being valued at the published price quotation in an active market they are categorized as Level 1.

26.                 Operating segments
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
The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Deliveries	Connecting driver-partners and merchant-partners with consumers to create a localized logistics platform, facilitating and performing on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. It also includes delivery services in certain markets for which the Group is directly responsible; the offering of a variety of daily necessities through the operation of a chain of physical stores in certain markets; and advertising revenue arising from promoted listings and banner advertisements, enabling merchant-partners to promote their businesses on the Grab platform.
Mobility	Connecting consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain markets), and shared mobility options, such as carpooling. It also includes vehicle rental for driver-partners; and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards.
Financial services	Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, digital banking services in certain markets, insurance distribution and associated advertising revenue.
Others	Multiple operating business activities that are not individually material. They include mapping services, autonomous vehicle services and last-mile delivery infrastructure.
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

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	2025	2024	2023
(in $ millions)	$	$	$
Segment Adjusted EBITDA
Deliveries	287	196	81
Mobility	690	569	466
Financial services	(110)	(105)	(170)
Others	1	3	(1)
Total reportable Segment Adjusted EBITDA	868	663	376
Regional corporate costs	(368)	(350)	(398)
Net other income	12	13	17
Depreciation and amortization	(177)	(147)	(145)
Share-based compensation expenses	(241)	(279)	(304)
Impairment losses on goodwill and non-financial assets	*	—	*
Restructuring costs	(12)	(14)	(56)
Legal, tax and regulatory settlement provisions	3	(48)	(8)
Cost related to mergers and acquisitions	(20)	(6)	(1)
Operating profit/ (loss)	65	(168)	(519)
Income tax expense	(69)	(63)	(19)
Net finance income	203	81	60
Share of profit/ (loss) of equity-accounted investees (net of tax)	1	(8)	(7)
Profit/ (loss) for the year	200	(158)	(485)
*Amount less than $1 million
•Our costs related to mergers and acquisitions were previously included within the legal, tax and regulatory settlement provisions caption in our reconciliation of Adjusted EBITDA to profit/(loss) for the period. Starting from January 1, 2025, these costs are presented as a separate caption in the reconciliation to provide additional break-down of information. The prior years have been adjusted for comparative purposes.
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

27.                 Business combinations
i)                  Acquisition of Eastern Grocer Sdn. Bhd. (“Everrise”)
On March 3, 2025, the Group acquired a 80% equity interest in Everrise, an operator in the premium grocery segment in Malaysia, predominantly within East Malaysia. The Group has concluded that the acquired entity is a business. The acquisition of Everrise will enable the Group to grow the market for online grocery services in Malaysia. The acquisition enables Grab to bring more Everrise retail stores onto its marketplace, while also leveraging Everrise’s large supplier network to further expand its groceries product line at lower costs.
The amount of revenue and profit after tax this business has contributed to the Group's results since acquisition is insignificant, as it also would have been if the acquisition has occurred on January 1, 2025. The acquisition related costs are also insignificant.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

(in $ millions)	$
Property, plant and equipment	29
Intangible assets	18
Inventories	12
Trade and other receivables	1
Cash and cash equivalents	8
Loans and borrowings	(16)
Deferred tax liabilities	(7)
Trade payables and other liabilities	(11)
Identifiable net assets acquired	34
Less: Non-controlling interest proportionate share of identifiable net assets	(7)
Goodwill on acquisition (described below)	27
Purchase consideration	54
The goodwill is attributable mainly to the cost and revenue synergies expected to be achieved from integrating Everrise’s operations, supplier network and assets into the Group’s future business expansion. The goodwill recognized is not deductible for tax purposes. The purchase consideration is entirely in the form of cash.
The Group has written an option granting the non-controlling shareholder ("Everrise Enterprise S.B.") the right to sell its 20% ownership interest to the Group from between three to five years after the date of acquisition. As Everrise Enterprise S.B. has present access to the returns until exercise of the option, the financial liability of $16 million arising from the put option, which is presented within “Other liabilities,” is not included in the consideration transferred, but is accounted for separately with a corresponding recognition within equity under “Other reserves”. Subsequent changes in the measurement of this liability will be recognized within equity.
ii)                  Acquisition of Validus Capital Pte Ltd ("Validus") - associated loan portfolio
On April 15, 2025, the Group acquired a 100% equity interest in Validus, a digital lending platform for small and medium-sized enterprises (SMEs) in Singapore, together with an SME loan portfolio originated via the platform. The Group has concluded that acquired set of assets and activities is a business. The acquisition will enable the Group to serve larger SMEs who are looking to optimize their cash flow and tap timely financing to capture business opportunities through short-term trade finance and supply chain financing.
The amount of revenue and profit after tax this business has contributed to the Group's results since acquisition is insignificant, as it also would have been if the acquisition has occurred on January 1, 2025. The acquisition related costs are also insignificant.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

(in $ millions)	$
Loan receivables in the financial services segment	34
Other net assets	2
Identifiable net assets acquired	36
Goodwill on acquisition (described below)	12
Purchase consideration*	48
*Inclusive of contingent consideration of $2 million

Goodwill is attributable mainly to the cost and revenue synergies expected to be achieved from integrating the licensed lending platform, operational ecosystem, and assets into the Group’s future business expansion in digital SME lending. Goodwill recognized is not deductible for tax purposes. Purchase consideration is entirely in the form of cash.
There were no other material acquisitions of businesses during the financial years ended December 31, 2025 and 2024.
28.                 Contingencies and commitments
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
As at December 31, 2025 and 2024 in view of the uncertainty of the outcome of these proceedings, with the exception of certain specific legal claims (see Note 14), provisions for such claims have not been recognized as the Group does not consider these proceedings to result in obligations or in the outflow of resources.
ii)                  Commitments
The Group has entered into non-cancelable contracts which mainly pertain to purchase of data processing and technology platform infrastructure services, the commitments for which are summarized below.

	Payments due by period
	Total	Less than 1 year	1 to 5 years
(in $ millions)	$	$	$
Non-cancelable purchase obligations	494	104	390
29.                 Subsequent events
i)                   In January 2026, the Group has acquired a minority equity interest in Vay Technology GmbH, a remote driving technology company that commercially operates in the United States, for cash consideration of $55 million, with a potential additional investment subject to meeting certain milestones and regulatory approvals within twelve months of its initial investment.
ii)                  In February 2026, the Group has entered into definitive agreements to acquire 100% equity interest in Stash Financial, Inc., a digital financial services provider in the United States. The consideration will include a combination of cash and shares. An initial payment for 50.1% equity interest will be made at the closing at an enterprise value of $425 million and payments for the remaining interest will be made at the fair value over three years after the closing subject to certain terms. The acquisition is expected to close in the third quarter of 2026, subject to regulatory approvals and other customary closing conditions.
iii)                 In February 2026, the Group announced the authorization of a share repurchase program, under which the Group may repurchase up to $500 million of the outstanding Class A ordinary shares.